Form 20-F
period 2017-12-31
LexinFintech Holdings Ltd.
filed 2018-04-26
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38328

LexinFintech Holdings Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

27/F CES Tower No. 3099 Keyuan South Road Nanshan District, Shenzhen 518052 The People’s Republic of China
(Address of principal executive offices)

Craig Yan Zeng, Chief Financial Officer

Telephone: +86 755 3637 8888

Email: IR@lexinfintech.com

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518052

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.0001 per share)	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0001 per share*	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*      Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 217,070,940 Class A ordinary shares and 110,647,199 Class B ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

•                  “ABS” refers to asset-backed securities;

•                  “active customers” refer to, for a specified period, customers who made at least one transaction during that period on our online consumer finance platform;

•                  “ADSs” refer to American depositary shares, each of which represents two Class A ordinary shares;

•                  “APR” or “effective APR” refers to the percentage equal to the annualized actual amount of finance charges, including interest and service fees, generated from a customer loan, divided by the average outstanding principal balance for the loan;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “customers” refer to users with an approved credit line on our online consumer finance platform and shoppers on our e-commerce channel;

•                  “delinquency rate” refers to outstanding principal balance of loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date;

•                  “educated young adults” refer to (i) students enrolled in college programs or associate degree programs in colleges, or college students, and (ii) the working population with college or associate degrees and under the age of 36, or educated young professionals;

•                  “GMV” refers to the total value of transactions completed for products purchased on the e-commerce channel of our platform, net of returns;

•                  “institutional funding partners” refer to banks and other institutions which have partnered with us on our direct lending programs to fund loans originated to our customers on Fenqile;

•                  “Fenqile” or “our platform” refers to our online consumer finance platform;

•                  “Juzi Licai” refers to our online investment platform where we match funding from individual investors with customer loans;

•                  “M6+ charge-off rate” refers to, with respect to loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of loans that become over six months delinquent during a specified period, divided by the total initial principal of the loans originated in such vintage;

•                  “originations” refer to the total principal amount of the loans we originate during the relevant period. The amount borrowed by customers using flexible repayment options to finance the repayment of certain principal amount of an original loan is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations;

•                  “our variable interest entities” refer to Shenzhen Xinjie Investment Co. Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd., or Qianhai Dingsheng, collectively;

•                  “shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States;

•                  “US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and

•                  “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entities in China.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our strategies;

•                  our future business development, financial condition and results of operations;

•                  the expected growth of the online consumer finance market in China;

•                  our expectations regarding demand for and market acceptance of our products and services;

•                  our expectations regarding our relationships with funding sources and customers;

•                  competition in our industry;

•                  general economic and business conditions in China and elsewhere; and

•                  relevant government policies, laws and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.           Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

A.            Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Online direct sales	2,164,393	2,770,634	2,534,983	389,620
Services and others	—	5,060	31,950	4,911
Online direct sales and services income	2,164,393	2,775,694	2,566,933	394,531
Interest and financial services income	325,601	1,373,559	2,443,761	375,599
Loan facilitation and servicing fees	661	54,201	378,892	58,235
Other revenue	34,287	135,232	192,603	29,603
Financial services income	360,549	1,562,992	3,015,256	463,437
Total operating revenue	2,524,942	4,338,686	5,582,189	857,968
Operating cost:
Cost of sales	(2,309,586)	(2,894,025)	(2,634,142)	(404,860)
Funding cost	(168,470)	(491,695)	(792,170)	(121,754)
Processing and servicing cost (1)	(51,057)	(114,323)	(223,916)	(34,415)
Provision for credit losses	(68,287)	(236,611)	(611,869)	(94,043)
Total operating cost	(2,597,400)	(3,736,654)	(4,262,097)	(655,072)
Gross profit	(72,458)	602,032	1,320,092	202,896
Operating expenses:
Sales and marketing expenses (1)	(243,463)	(376,313)	(405,505)	(62,325)
Research and development expenses (1)	(40,441)	(127,317)	(235,292)	(36,164)
General and administrative expenses (1)	(40,962)	(87,364)	(203,635)	(31,298)
Total operating expenses	(324,866)	(590,994)	(844,432)	(129,787)
Interest expense, net	(1,930)	(48,343)	(75,517)	(11,607)
Investment-related impairment	—	(5,635)	(932)	(143)
Change in fair value of financial guarantee derivatives	—	(5,942)	47,355	7,278
Others, net	126	(10,799)	28,013	4,306
(Loss)/income before income tax expense	(399,128)	(59,681)	474,579	72,943
Income tax benefit/(expense)	88,934	(58,258)	(234,227)	(36,000)
Net (loss)/income	(310,194)	(117,939)	240,352	36,943
Preferred shares redemption value accretion	(51,524)	(62,299)	(82,117)	(12,621)
Income allocation to participating preferred shares	—	—	(132,241)	(20,325)
Deemed dividend to a preferred shareholder	—	(42,679)	—	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(222,917)	25,994	3,997
Net (loss)/income per ordinary shares
Basic	(3.27)	(2.01)	0.23	0.04
Diluted	(3.27)	(2.01)	0.18	0.03
Net (loss)/income per ADS (representing two Class A ordinary shares)
Basic			0.46	0.07
Diluted			0.37	0.06

(1)         Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Processing and servicing cost	472	1,067	5,916	909
Sales and marketing expenses	3,194	4,009	6,611	1,016
Research and development expenses	3,736	9,068	17,089	2,627
General and administrative expenses	7,086	9,855	46,120	7,088

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	135,371	479,605	1,126,475	173,136
Restricted cash—current	26,330	172,870	561,922	86,366
Short-term financing receivables, net	2,897,791	6,470,898	9,857,209	1,515,025
Prepaid expenses and other current assets	234,686	219,981	945,258	145,283
Inventories, net	44,295	107,704	101,653	15,624
Restricted cash—non-current	—	—	46,889	7,207
Long-term financing receivables, net	320,957	1,066,148	1,785,045	274,356
Total assets	3,817,082	8,720,135	14,729,584	2,263,895
Short-term funding debts	3,159,154	6,968,488	10,525,134	1,617,683
Accrued expenses and other current liabilities	131,236	602,259	1,611,029	247,611
Long-term funding debts	31,080	21,014	166,629	25,610
Convertible loans—non-current	—	698,179	—	—
Total liabilities	3,623,209	8,706,216	13,028,058	2,002,375
Total mezzanine equity	608,514	625,570	—	—
Total shareholders’ (deficit)/equity	(414,641)	(611,651)	1,701,526	261,520

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi.  However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history in China’s online consumer finance market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry is new and may not develop as rapidly as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a relatively preliminary stage of development and may not develop at the anticipated growth rate. Online consumer finance is a new industry, and there are few established players with business models that we can follow or build upon. In particular, there are a limited number of comparable online consumer finance platforms with e-commerce business. Potential customers and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining customers, investors and institutional funding partners are critical to increasing the loan originations on our platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

It is also possible that the PRC laws and regulations may change in ways that do not favor our development. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target customers. If that happens, there may not be adequate loans originated on our platform.

We launched our online consumer finance platform Fenqile in 2013 and our online investment platform Juzi Licai in 2014, and have a limited operating history. As our business develops, or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent customer qualifications to ensure the quality of loans on Fenqile, which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•                  navigate an evolving regulatory environment;

•                  expand our customer base on Fenqile;

•                  enhance our risk management capabilities;

•                  diversify our funding sources;

•                  improve our operational efficiency;

•                  continue to scale our technology infrastructure to support the growth of our platforms and higher transaction volume;

•                  broaden our product and service offerings;

•                  operate without being adversely affected by the negative publicity about the industry in general and our company in particular, if any;

•                  maintain the security of our platforms and the confidentiality of the information provided and utilized across our platforms;

•                  cultivate a vibrant consumer finance ecosystem;

•                  attract, retain and motivate talented employees;

•                  navigate microeconomic conditions and fluctuations; and

•                  defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If our market does not develop as we expect, if we fail to educate potential customers and funding sources about the value of our platforms and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

If we are unable to retain existing customers or attract new customers, or if we fail to meet the financial needs of our customers as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2017, we cumulatively originated RMB76.5 billion (US$11.8 billion) in loans. In 2016 and 2017, we originated RMB22.2 billion and RMB47.7 billion (US$7.3billion) in loans, respectively, for approximately 3.0 million and 4.1 million active customers. We strategically focus on serving educated young adults and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current customers and attracting more customers. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from investors or institutional funding partners, customers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified customers and sufficient commitments from investors or institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our customers’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate customer loyalty, accumulate customer data and credit history, grow with our customers and offer them better products and services. Of all active customers on our platform in 2015, 2016 and 2017, approximately 63%, 74% and 80%, respectively, were repeat customers who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing customers as they enter the workforce, or if we fail to retain these customers by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

The laws and regulations governing the online consumer finance industry and microcredit companies in China are developing and evolving rapidly. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, financial condition and results of operations would be materially and adversely affected.

Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the General Principles of the Civil Law of the PRC, the PRC Contract Law and related judicial interpretations promulgated by the Supreme People’s Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guideline, the Notice on Regulating and Rectifying “Cash Loan” Business jointly issued by the Internet Finance Rectification Office and Online Lending Rectification Office in December 2017, or the Circular 141, and the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries issued by the Online Lending Rectification Office on December 8, 2017, or the Circular 57. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

The Interim Measures introduced a record-filing and registration regime, which requires online lending information intermediaries to register with the local financial regulatory authority, and to obtain a telecommunication business license from the relevant telecommunication regulatory authority. Our online investment platform, Juzi Licai, operated by Shenzhen Qianhai Juzi Information Technology Co., Ltd., or Qianhai Juzi, a subsidiary of one of our variable interest entities, would be required to obtain certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after completing record-filing with a local financial regulator. Please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency” for the rectification and inspection acceptance requirements. As of the date of this annual report, we are in the process of preparing application materials for acceptance inspection of the rectification as required by local financial regulatory authorities (including the application report, legal opinions and special audit report). However, local financial regulatory authorities are still in the process of drafting detailed implementation rules regarding the filing procedures, and to our knowledge, none of the online information intermediaries, including us, have been permitted to submit such application for record-filing in Shenzhen. We are uncertain as to when we will be allowed to submit such application for record-filing and to obtain a license, and we cannot assure you that once submitted, our application will be accepted by the relevant government authorities. Failure to register as an online lending information intermediary, if deemed as a violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may cause us not to be able to conduct our current business on Juzi Licai in the future. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our online consumer finance platform, Fenqile, does not itself engage in direct loan facilitation between peers. Fenqile merely facilitates transactions that are funded by our institutional funding partners and Juzi Licai. As such, we do not consider Fenqile as an “online information intermediary” regulated under the Interim Measures. However, we cannot assure you that the China Banking Regulatory Commission, or the CBRC, or other regulatory agencies would not expand the applicability of the Interim Measures or otherwise regard Shenzhen Fenqile as an online lending information intermediary. In the event that Fenqile is deemed as an online lending information intermediary by the PRC regulatory authorities in the future, we may be required to register with local financial regulatory authorities and our current business practices would need to be modified to adapt to the regulatory requirements as an online lending information intermediary. If such situations were to occur, our business, financial condition and results of operations could be materially and adversely affected.

The regulatory regime and practice with respect to network microcredit companies are also evolving and subject to uncertainty. In November 2017, the National Internet Finance Rectification Office, or the Internet Finance Rectification Office, issued the Notice on the Immediate Suspension of Approvals for the Establishment of Network Microcredit Companies, which suspends the approval of new network microcredit companies. On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, which states the same requirement and further imposes measures to strengthen the regulation of network microcredit companies. On December, 8, 2017, the Online Lending Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microcredit Companies and Network Microcredit Companies, or the Rectification Implementation Plans of Network Microcredit Companies, which further details the requirements on network microcredit companies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit.” Ji’an Fenqile Network Microcredit Co., Ltd., or Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, has obtained a network microcredit license from the relevant competent local authorities to provide up to RMB900 million (US$135 million) in loans, which will remain valid until August 2018. However, as the laws and regulations continue to develop and evolve, we cannot assure you that we will be able to renew the license to continue our operation of network microcredit companies when the current license expires. In addition, the relevant governmental authorities will inspect, investigate and review the qualification and compliance of the network microcredit companies in accordance with the Rectification Implementation Plans of Network Microcredit Companies. We cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license upon its expiration to continue the operation of Ji’an Microcredit. Although we believe that Ji’an Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, to the extent we need to obtain funding from Ji’an Microcredit, if we are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

If any of our business practices is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Pursuant to the Guidelines and the Interim Measures, intermediaries that provide online lending information services may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding lenders’ funds or setting up capital pools with lenders’ funds, (iii) providing security or guarantee to lenders as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) splitting the terms of any financing project, (vi) securitization, (vii) promoting its financial products on physical premises, and (viii) equity crowd-funding. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers’ and lenders’ information, to set up custody accounts with qualified banks to hold borrowers’ funds, and to disclose the basic information of the borrower and the financing projects. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations and rules are expected to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations and rules. Below are a few examples.

•                  Requirement to set custody account.  We have entered into an agreement with China Guangfa Bank, under which the bank provides custodian services for funds of customers and investors. Although we have established the custodian mechanism in this agreement to comply with the requirement of the Custodian Guidelines and the regulatory authorities, we may need to further amend the agreement in the event any detailed implementation rules of the Custodian Guidelines or other new laws and regulations regulating the custodian mechanism applicable to online lending information intermediaries are promulgated. Further, the Circular 57 requires that online lending intermediaries set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold funds of customers and investors. If China Guangfa Bank fails such testing and evaluation procedures, we may have to seek an alternative custodian bank other than China Guangfa Bank to satisfy the relevant regulatory requirement, which may materially affect our rectification progress and record-filing application, which in turn may materially and adversely our business.

•                  Requirement on the information disclosure.  We have implemented various policies and procedures to conduct our business and operations to comply with the requirement relating to the information disclosure set forth in the Interim Measures and the Information Disclosure Guidelines, including maintaining a section on an official website for disclosing the basic information of Juzi Licai, the borrowers and the financing projects on Juzi Licai. However, we cannot assure that we would not be subject to any further rectification requirements from the relevant authorities.

•                  Limit on the loan amount.  The Interim Measures require that the balance of loans borrowed by the same individual must not exceed RMB200,000 (US$30,060) on a single online lending information intermediary and not exceed RMB1 million (US$150,301) in the aggregate on all online lending information intermediaries in the PRC. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000 (US$30,060). We determine whether customers have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare our customer’s name with the list in the databases on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by any customer through our platform and other online lending information intermediaries does not exceed the RMB1 million (US$150,301) borrowing limit set out by the Interim Measures.

•                  Restriction on credit enhancement.  For investor protection purposes, our previous quality assurance program established in July 2017 and ceased in April 2018 covers loans funded by individual investors historically, and we have entered into deposit arrangements with certain institutional funding partners. These practices might be deemed as provision of credit enhancement services, security interest or guarantee that is prohibited by the Interim Measures and/or the Circular 141 (if applicable). See “—If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

•                  Restriction on funding sources. We fund loans through Ji’an Microcredit, which is a network microcredit company holding license issued by the relevant competent local authorities, and through trusts established in collaboration with trust companies.  We cannot assure you that our existing practice of using Ji’an Microcredit or our collaboration with trust companies will be deemed to be in full compliance with applicable existing or future PRC laws, regulations or rules. The funding of loans by us without going through network microcredit companies or trusts may render us to be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may be subject to supervision and restrictions on lending under applicable PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” There are uncertainties as to the interpretation of the relevant PRC laws and regulations and their applicability to our business. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, our current service fees and various other fees charged to our customers might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulations Relating to Loans Between Individuals.”

•                  Regulations on network microcredit companies. Pursuant to the Rectification Implementation Plans of Network Microcredit Companies issued by the Online Lending Rectification Office on December 8, 2017, the third-party institutions cooperating with microcredit companies are prohibited from collecting any interests or fees from borrowers. In light of the foregoing provision, we have modified our business model so that the loans are to be funded by Ji’an Microcredit and facilitated by Shenzhen Fenqile. Currently, all the fees are charged and collected by Ji’an Microcredit as the lender. However, we cannot assure you that such modification will be able to satisfy rectification requirements.

As of the date of this annual report, we have never been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry and microcredit companies in China. However, the growth in the popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected.

Our operations have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the online consumer finance industry, including those governing campus online lending, which may materially and adversely affect our business and results of operations.

The laws, regulations, rules and governmental policies in the online consumer finance industry, including those governing campus online lending, are expected to continue to evolve. For a detailed discussion of relevant laws, regulations, rules and notices, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Campus Online Lending.”

To ensure full compliance with evolving laws and regulations of the online consumer finance industry, we have modified certain aspects of our business operations and may need to do so again in the future. For example, in March 2017, we received two letters from the Shenzhen Finance Development Service Office, or the SFO, relating to regulatory compliance of our Juzi Licai and Fenqile businesses. The letters we received identified various regulatory requirements applicable to Juzi Licai and Fenqile. These requirements include, among other things, (i) limits on the use of loans, (ii) termination of agency relationships with sales agents who are students, (iii) limits on penalties we can charge delinquent customers, (iv) prohibition on splitting of any loan, (v) settlement of investors’ funds and customers’ loans through third-party custody accounts, and (vi) prohibition on promotion activities claiming full guarantee on the principal and return of investment programs. The letters identified certain non-compliance issues in our businesses relating to the foregoing regulatory requirements and requested us to submit rectification plans. We submitted such plans and have been providing reports on our progress of implementation of these plans to the SFO on an ongoing basis.

With respect to the non-compliance issues mentioned above, we have implemented the following measures, which were included in the rectification plans we submitted to the SFO: (i) we require our customers to select in their loan applications one of the specified permissible uses of loan proceeds and require college student customers to use loans only for completing education, starting business or other uses that help promote work-related skills; (ii) in 2016, we terminated our contracts with college students who were sales agents promoting our products and services; (iii) the APR charged to customers for late repayments (including penalty interest charged by the funding source and service fees and collection service fees charged by us) will not exceed 36%; (iv) we have also modified our service terms and conditions on Juzi Licai to ensure that the transfer of investors’ rights for outstanding loan obligation at the time of investor exits are fully authorized by such investors; (v) we have entered into an agreement with China Guangfa Bank to set up separate custody accounts for the funds of customers and investors; and (vi) we ceased promotion activities claiming full guarantee on the principal and return of investment programs. We have been providing reports to the SFO on our progress of implementing these plans on an ongoing basis.

In May 2017, the CBRC, the Ministry of Education and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Campus Online Lending.” To comply with the requirements under the CBRC Circular 26, we have immediately implemented certain rectification measures, including, among others: (i) all our current outstanding loans that were originated to college students underlying the investment provided to individual investors on Juzi Licai will be gradually repaid; and (ii) new borrowings by college students will not be matched with funds from individual investors on Juzi Licai and will instead be matched with funds from our institutional funding partners approved by the relevant banking regulatory authority, including but not limited to, banks and consumer finance companies that are licensed by the CBRC. However, we cannot assure you that the foregoing changes to our business operations will not have any material adverse impact on our financial conditions or results of operations. For example, we may be unable to secure sufficient funding from our institutional funding partners that are licensed by the CBRC to fund our current or future borrowings by our college student customers and may incur higher funding cost, or our funding partners may interpret the CBRC Circular 26 differently from us and are thus unwilling to provide funding to our college student customers. In addition, we may be unable to find alternative investment opportunities for individual investors on Juzi Licai and use their funding to fund borrowings by our customers other than our college student customers, therefore limiting our ability to grow our online investment platform. Further, although we have implemented measures to identify college students, we cannot assure you that such measures will be sufficient to ensure that funding requests from college students will not be matched with funds from individual investors on Juzi Licai. If any of the foregoing were to occur, our business, financial condition and prospects would be materially and adversely affected.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, which prohibits lending to borrowers without source of income. Compared to the CBRC Circular 26, which only permits financial institutions licensed by the CBRC to fund loans borrowed by college students, the requirements under the Circular 141 are more stringent. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulation Relating to Online Lending Information Intermediary Service Agency.” Due to the lack of clarification and detailed implementation rules, it is unclear to us whether the prohibition of lending to borrowers without source of income would be applicable to the loans provided by financial institutions to college students. If the regulatory authorities intend to completely prohibit campus online lending, including loans funded by financial institutions, we would need to implement further rectification measures, which may include, without limitation, termination of facilitating loans to college students. Such measures, if implemented, could materially and adversely affect our business, financial condition and results of operations.

We have been in frequent communication with the governmental authorities to clarify the relevant regulatory requirements and to ensure our full compliance with the laws and regulations. However, it is possible that new laws and regulations may be adopted, or existing laws and regulations may be interpreted in new ways, which, along with any possible changes needed to fully comply with any existing or newly released regulations, could require us to further modify our business or operations. The cost to comply with such laws or regulations would increase our operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations.

In addition, despite the rectification measures we have implemented or will implement, we cannot assure you that such measures will be sufficient to ensure our compliance with the regulatory requirements under the relevant laws and regulations as their implementation and interpretation continue to evolve and there lack of detailed interpretation and implementation rules. We may be required to make further rectifications by the competent authorities. If we are unable to fully satisfy the regulatory requirement, our application for registering Juzi Licai as an online lending information intermediary may be delayed or even denied. Failure to register as an online lending information intermediary, if deemed as a violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may cause us not to be able to conduct our current business on Juzi Licai in the future. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

We established a quality assurance program in July 2017, which covers loans funded by individual investors and have entered into deposit arrangements with certain institutional funding partners. Since April 2018, to ensure our compliance with new regulations (including the Circular 57, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to Online Consumer Finance Services—Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency.”), we have ceased offering this quality assurance program, and instead, we cooperate with an independent guarantee company to set up risk safeguard scheme,  which is managed by the guarantee company and our borrowers are required to contribute to the risk safeguard scheme to protect our investors. With respect to the quality assurance program operated between July 2017 and April 2018, as set forth in the agreement relating to the quality assurance program between Juzi Licai and the individual investors, the purpose of the quality assurance program operated by Juzi Licai is to provide make-up payments to individual investors on Juzi Licai when customers fail to satisfy their principal or interest repayment obligations, and is not to provide individual investors with guarantees on repayment of the loan principal and interest. The amount to be transferred from each customer’s monthly repayment to our quality assurance funds is limited to a certain percentage, currently equal to 4.5%, of the outstanding principal balance at the beginning of the relevant monthly period, divided by 12. The investors have acknowledged that Juzi Licai reserves the final right of interpretation on the rules for establishing and using the quality assurance funds. For the above reasons, we believe that the past quality assurance program does not constitute providing any security interest or guarantee to investors on the principal or return of their investments, which is prohibitive under the Interim Measures. However, we cannot assure you that our previous quality assurance program will not be deemed as a form of security interest or guarantee to investors. Furthermore, we cannot assure you that the alternative risk safeguard scheme managed by the guarantee company will not cause a material and adverse impact to our business and results of operations.

With respect to our cooperation with certain institutional funding partners, we provide them a deposit in our direct lending programs using our own funds at an amount equal to a percentage of the total loans funded by the institutional funding partners and are required to replenish such deposit from time to time, in order to compensate them for the principal and interest repayment of loans in the event of a customer default. In light of the joint issuance of the Circular 141 by the Internet Finance Rectification Office and Online Lending Rectification Office in December 2017, the foregoing practices are regarded as credit enhancement services which are prohibited. The Circular 141 requires financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interest or fees to borrowers. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on the part of customers and no security to the loans, etc. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” It is unclear whether our personal installment loans would be viewed as the “cash loans” specified in the Circular 141 and thus be subject to the provisions thereunder. Nevertheless, to comply with this new requirement, we have proactively made an adjustment to our cooperation model with institutional funding partners. We have adjusted our cooperation model with institutional funding partners through Shenzhen Lexin Financing Guarantee Co., Ltd., a wholly owned subsidiary of Shenzhen Fenqile, which is qualified to provide funding guarantee for the customers on our platform and to charge fees for the relevant guarantee services. For personal installment loans funded by banking financial institutions and network microcredit companies, Shenzhen Fenqile has discontinued to charge any fees to customers. Instead, Shenzhen Lexin Financing Guarantee Co., Ltd. has started to charge customers fees for the guarantee services it provides to customers in favor of our institutional funding partners. We may further adjust our cooperation model with institutional funding partners by having them charge fees directly to borrowers and pay certain fees to us. However, we cannot assure you that our interpretation of the relevant regulations will be the same as the view of authorities, or our solutions, including the ways the fees are charged, will be viable. First, it is uncertain whether the adjusted cooperation model would be accepted by our institutional funding partners at reasonable commercial terms. Second, due to the restriction on the outstanding guarantee liabilities and the assets ratio of a financing guarantee company set forth in the applicable PRC laws and regulations (see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee”), we may need to take necessary measures as our business grows, such as increasing the registered capital of Shenzhen Lexin Financing Guarantee Co., Ltd. from time to time, or cooperating with other financing guarantee companies or insurance companies, which may have an impact on our financial condition. Third, due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, even if we implement such measures, we cannot assure you that the adjusted business model will be in full compliance with existing and future laws and regulations, nor can we assure you that we would not be required to make further change to our business in the future. If any of the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee.”

We cooperate with institutional funding partners, whose compliance with PRC laws and regulations may affect our business.

Our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, the Circular 141 jointly issued by the Internet Financial Risks Rectification Office and the National Rectification Office in December 2017 provides a series of guidance on the cash loan business of financial institutions. See “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations Relating to Online Consumer Finance Services.” To comply with such guidance, our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which changes may adversely affect our business. In addition, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

For example, the Circular 141 requires network microcredit companies, such as Ji’an Microcredit, to suspend the funding of microloans with no specific consumption scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in the period to be separately specified by authorities. The Notification also prohibits online lending information intermediaries, such as Juzi Licai, from facilitating loans with no designated use of loan proceeds. The banking financial institutions are also prohibited from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. For personal installment loans, we require customers to select one of the specified permissible uses of loan proceeds in their loan applications, such as education, cost of living or driving school expenses, and we track actual use of the loans with reasonable measures. It is unclear whether such personal installment loans would be deemed as loans with no designated use of loan proceeds and thus be subject to the foregoing requirements under the Circular 141. If such personal installment loans were deemed as loans with no designated use of loan proceeds, Ji’an Microcredit and Juzi Licai would need to take necessary measures to track the actual use of loans, and the financial institutions would also need to take necessary measures to track the actual use of loans and may require us to cooperate with them and upgrade our system, both of which could cause us to incur substantial additional expenses. If we were unable to effectively implement the foregoing or other rectification measures, we might need to reduce or even cease the funding and facilitation of such personal installment loans. If the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial conditions and results of operations may be materially and adversely affected.

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2016 and 2017, we originated RMB22.2 billion and RMB47.7 billion (US$7.3 billion) in loans, respectively. As of December 31, 2014, 2015, 2016 and 2017, our outstanding principal balance of loans was approximately RMB374 million, RMB3.4 billion, RMB9.9 billion and RMB19.3 billion (US$3.0 billion), respectively. Our financing receivables, net amounted to RMB3,219 million, RMB7,537 million and RMB11,642 million (US$1,789 million) as of December 31, 2015, 2016 and 2017, respectively. Our M6+ charge-off rates as of December 31, 2017 were approximately 2% for each vintage of a three-month period from January 1, 2015 through December 31, 2017. The quality of our loan portfolio may be negatively affected by a variety of factors, many of which are beyond our control. These factors include, among others, the slowdown and structural reform of the PRC economy, adverse development in general economic conditions, an increase in unemployment rates among our target customers, and natural disasters. The quality of our loan portfolio may also deteriorate if we are not able to manage credit risks. In addition, we may experience an adverse change in customer credit risk as we expand our customer base and offer new product features and higher credit lines to customers. For example, while we have set certain requirements for the use of flexible repayment options, such as requiring minimum monthly repayments and keeping the customer’s credit line at the approved amount, the flexible repayment options may affect our loan delinquencies and charge-offs as the outstanding principal balance of the new loan borrowed by a customer using the flexible repayment options will be considered as current, as long as the customer meets the payment schedule of the new loan agreed to by the customer and us. We may also experience an adverse change in customer credit risk if our credit assessment and control process fails to effectively contain the credit exposures of higher-risk customers in using our existing or new credit products. Moreover, our risk management system and policies are subject to change from time to time. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

Furthermore, we use our proprietary Hawkeye engine to assess credit risks of our customers. While we continually improve our risk management capabilities as we accumulate customer data, the Hawkeye engine may inaccurately predict future credit losses under certain circumstances. For instance, after initial credit lines are granted, a customer’s risk profile may change due to a variety of factors, such as deteriorating financial situations, and there is no assurance that such changes will be captured by the Hawkeye engine in a timely manner. The models and algorithms used by the Hawkeye engine may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment, and the data provided by customers and external data sources may be incorrect or obsolete. If any of the foregoing were to occur in the future, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of credit applications.

If we are unable to effectively maintain and manage the quality of our loan portfolio due to any reason, the delinquency rates and the charge-offs of our loan portfolio may increase. Moreover, if the quality of our loan portfolio were to deteriorate, investors may try to rescind their affected investments, institutional funding partners may decide not to continue to cooperate with us, and customers may seek to revise the terms of their loans or reduce the use of our platform for borrowing. If any of the foregoing were to occur, our business, competitive position, financial condition and results of operations may be materially and adversely affected.

We need adequate funding at reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured.

The growth and success of our operations depend on the availability of adequate funding to meet customer demand for loans on our platform. We derive our funding for our platform from a variety of sources and types of investors, including individual investors on Juzi Licai, our institutional funding partners in our direct lending programs and investors of asset-backed securities. We obtained the majority of our funding from Juzi Licai in each of 2015, 2016 and 2017. Our ability to diversify funding sources is subject to the development of regulatory requirements. For example, the Circular 141 prohibits banking financial institutions from providing loans to persons without source of income or investing in asset-backed securities with underlying assets consisting of “cash loans” or “campus loans.” If college students are deemed as persons without source of income, the funding of loans to college students provided by financial institutions may need to be terminated. Although investors of asset-backed securities were not our major source of funding in historical periods, to the extent we intend to increase funds obtained through asset-back securities, the foregoing requirement would affect the amount of funding that we could obtain through this channel. To the extent there is insufficient funding from investors or funding partners willing to accept the risk of default posed by potential customers or the particular type of funding could be matched to only certain group of our customers due to restrictions imposed by current or existing laws or regulations, our platform will be unable to fund loan originations. If adequate funds are not available to meet customers’ demand for loans, loan originations on our platform may be significantly impacted. Also, to the extent that risk-adjusted return requirements of our funding sources change, funding sources may choose not to fund loans originated on our platform. In addition, our growth strategy involves offering our customers competitively priced financial products and services. As the online consumer finance market is intensely competitive, we may attempt to further reduce our funding cost by modifying the investment products offered to our investors and the terms and conditions of cooperation agreements with our funding partners. To the extent that our funding sources find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding. If our platform is unable to provide potential customers with loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to that of our competitors, it would harm our business, financial condition and results of operations.

Our expansion into offering our customers higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving increased numbers of educated young adult customers, may expose us to new challenges and more risks.

We have a limited operating history and have been rapidly expanding our products and services and our customer base since our inception. For example, we started to offer personal installment loans to our customers in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow customers who meet our criteria to reschedule or postpone their current monthly payment. We have also expanded our product offerings on our e-commerce channel to include a wider range of products, including more apparel, cosmetics and home appliances. To serve our expanded customer base and our customers’ evolving credit needs, we continuously offer new credit products and offer our customers higher credit lines as they obtain higher incomes with greater ability to repay. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new product and service offerings and lack of relevant customer data may make it more difficult for us to anticipate customer demand and preferences and manage credit risk. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-down. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories. In addition, as our customer base shifts to consist of more educated young professionals, it may also make it more difficult for us to accurately assess the credit risks of these new customers due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to lack of historical data. Serving a changing customer base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks we encounter when executing our growth strategies, our business and results of operations could be materially and adversely affected.

If our existing and new loan products or financial services do not maintain or achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing our existing loan products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to customers. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them.

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

•                  customers may not find the terms of our loan products, such as the costs and credit limits, competitive or appealing;

•                  we may fail to predict market demand accurately and provide loan products and financial services that meet this demand in a timely fashion;

•                  customers, investors and institutional funding partners using our platforms may not like, find useful or agree with, the changes we make;

•                  there may be defects, errors or failures on our platforms;

•                  there may be negative publicity about our loan products or financial services, or our platform’s performance or effectiveness;

•                  regulatory authorities may take the view that the new products, financial services or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

•                  there may be competing products or services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products and services and investment products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that effectively developing and maintaining awareness of our brand is critical to attracting and retaining customers. This in turn largely depends on the effectiveness of our customer acquisition strategy, our marketing efforts, our cooperation with institutional funding partners and the success of the channels we use to promote our platform. If any of our current customer acquisition strategies or marketing channels becomes less effective, more costly or no longer feasible, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers.

Our efforts to build our brand have caused us to incur expenses, and it is likely that our future marketing efforts will require us to incur additional expenses. These efforts may not result in increased operating revenue in the immediate future or any increases at all and, even if they do, any increases in operating revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

Any negative publicity or customer complaints with respect to us, the consumer finance industry in general and our third-party service providers may materially and adversely affect our business and results of operations.

The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity or any publicized incidents in connection with the use of our products or services, whether or not we are negligent or at fault, including but not limited to those relating to our management, business, compliance with the law, financial conditions or prospects, whether with or without merit, could severely compromise our reputation and harm our business and operating results.

As China’s consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines, Interim Measures, the CBRC Circular 26 and the Circular 141, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, including campus lending, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our trust and credibility, and negatively impact our ability to attract new customers, investors and institutional funding partners. Negative developments in the consumer finance industry, such as widespread customer defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular customer, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. For instance, since 2015, there has been a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance industry in China. If customers, investors or institutional funding partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We have limited experience operating our current risk safeguard scheme, which was established in April 2018. If we under- or over-fund our risk safeguard funds, or if we fail to accurately forecast the expected payouts or otherwise implement the risk safeguard program successfully, our financial results and competitive position may be harmed.

We have limited experience operating our new risk safeguard scheme, which was established in April 2018 for Juzi Licai. We set aside a portion of each repayment equal to a certain percentage of the outstanding principal balance of the loan and transfer such amount to a custody account managed by an independent guarantee company, which we refer to as risk safeguard funds. Such independent guarantee company provides make-up payments to an investor using the risk safeguard funds when a customer fails to satisfy his interest or principal repayment obligations. Under these agreements between customers and investors relating to the risk safeguard scheme, the amount of make-up payments is up to the available balance of the risk safeguard funds.

We have a limited operating history, and as a result, we have limited information regarding the default rates on loans funded by individual investors on Juzi Licai. In addition, we have recently modified our loan matching mechanism due to changes in relevant laws and regulations. As a result of continued introduction of new products and changes in the composition of the underlying loan assets, we have limited information on historical delinquency rates and charge-off rates, and we may not be able to accurately forecast delinquencies and charge-offs for our target customer cohort. Given these challenges, it is possible that we will under- or over-fund to the risk safeguard funds. If we under-fund  the risk safeguard funds, and we do not or are unable to replenish the risk safeguard funds to a sufficient level in time, individual investors may not be fully protected from losses, which may result in negative publicity and reduce the attractiveness of our online investment platform. Conversely, if we over-fund the risk safeguard funds, this will reduce our income and revenue. In the event any investor is not fully compensated by the risk safeguard funds for delinquent payments, a dispute may arise between the investor and us as a result of the investor’s uncompensated loss, which may adversely affect our reputation, the perception of us by the investors and regulatory authorities, or our business.

Should any of the foregoing occur, our competitive position as well as our results of operations could be materially and adversely affected.

If we fail to maintain cooperation with our funding partners or to maintain sufficient liquidity to originate loans to our customers, our reputation, results of operations and financial condition may be materially and adversely affected.

We currently offer our individual investors on Juzi Licai a variety of investment programs. Upon maturity of an investment program with fixed maturities or a withdrawal request made by an individual investor in step-up returns investment programs that allow weekly or monthly withdrawals on specified dates during each weekly or monthly period, the loans underlying such investment program held by the individual investor may be transferred to another investment program as part of the underlying loan portfolios. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment programs. Although we have developed sophisticated algorithms and systems to match the investment and redemption requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every withdrawal request from our investors who subscribe to our investment programs can be met on a timely basis, or at all.

Our institutional funding partners typically agree to provide funding to our customers who meet their predetermined criteria, subject to their approval process. These agreements have fixed terms ranging from one to two years. Some of these agreements have automatic renewal options upon expiration. In addition, while our customers’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our institutional funding partners, they may implement additional requirements in their approval process outside of our monitor and control. Thus, there is no assurance that our institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity, either because they could decline to fund customer loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs. In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, these institutional funding partners will become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among online lending platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Any of the above may materially increase our funding costs, which may adversely affect our results of operations and profitability. Furthermore, if PRC laws and regulations are issued that prohibit our cooperation with our institutional funding partners, including licensed financial institutions, micro credit lenders or other P2P platforms, our cooperation with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

The smooth operations of our business require sufficient liquidity on a consistent basis. We are in the process of establishing a liquidity risk management system. However, if any of the risks described above were to occur, our reputation, results of operations, financial condition and business prospect may be materially and adversely affected.

We may not be able to sustain our historical growth rates.

We have experienced rapid growth since we commenced our online consumer finance business. Our total operating revenue increased significantly from RMB2,525 million in 2015 to RMB4,339 million in 2016, and further to RMB5,582 million (US$858 million) in 2017. We originated RMB22.2 billion and RMB47.7 billion (US$7.3 billion) in loans in 2016 and 2017. However, there can be no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our operating revenue may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing the growth of China’s online consumer finance industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline.

We have incurred net losses in the past and may incur net losses in the future.

We have incurred net losses in the past. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential customers, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving educated young adults and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat customers, we may not generate net income. In addition, we historically had relatively low charge-off rates. Our M6+ charge-off rates as of December 31, 2017 for each vintage of a three-month period from January 1, 2015 through December 31, 2017 were approximately 2%. If our charge-off rates were to increase in the future, we may incur more losses. If any of the foregoing occurs, we may continue to incur net losses and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have formed a strategic partnership with JD.com, from which we source a significant portion of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected. In addition, we have third-party sellers on our online marketplace on the e-commerce channel. We do not have as much control over the quality, storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on intellectual property rights, or for other misconduct, including carrying out fictitious transactions or deleting unfavorable comments.  See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Transactions” and “—Regulations Relating to Product Quality and Consumer Rights Protection.”

In addition, we cooperate with a number of business partners and other third parties to fulfill and deliver our products to our customers. For example, we use the warehousing and delivery infrastructure of JD.com and SF Express for fulfilling customer orders on our e-commerce channel. Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the fulfillment infrastructure of our business partners and other third parties. Any interruptions to or failures in their delivery and fulfillment services could prevent the timely or proper delivery of our products to customers. Our business, financial condition and results of operations may be adversely affected by any disruptions to their delivery and fulfillment services.

Furthermore, since we rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, in conducting our business, if these third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all.

Pursuing, establishing and maintaining relationships with business partners and other third parties, as well as integrating their data and services with our system, require significant time and resources. Our current agreements with partners and other third parties generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor our competitors’ products or services. Certain types of partners may devote more resources to support their own businesses which compete with us. For example, JD Finance conducts consumer finance business and is supported with the significant resources available from JD.com.

The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our customers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could harm our reputation and further lead to decrease in the willingness of prospective borrowers. We may also be hold responsible for any misconduct of their loan collection practice. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

Fraudulent activities on our platforms or that target our customers could negatively impact our operating results, brand and reputation.

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling customer and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our educated young adult customers may be more susceptible to fraud due to their limited financial knowledge and experience in using financial services. They may not be well equipped to detect sophisticated fraudulent schemes that directly target them. For instance, our customers may be encouraged by third parties or organized criminal groups to incur personal installment loans on our platform and transfer the proceeds to them, who have no intention to repay, ultimately resulting in default. We provide our customers with education on financial planning and management, including on the concept of credit, credit and personal information protection, fraud and identity theft prevention. However, we cannot assure you that these efforts will be effective in preventing fraud. While we have not historically experienced any significant incident of fraud that caused material losses to us, significant increases in fraudulent activities on our platform could negatively impact our brand and reputation, result in losses to us and our funding sources, reduce loan originations on our platform and lead us to take additional steps to reduce the risk of fraud, which could increase our costs and expenses. High-profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the online retail and the online finance industries. The PRC government extensively regulates the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

In addition, the e-commerce industry is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. We only have contractual control over our websites or mobile applications. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. Our online consumer finance platform, Fenqile, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019 and certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

We primarily generate financial services income by charging fees to customers for services we provide on loans originated on our platform. These fee rates may also be affected by a change over time in the mix of the types of products we provide to our customers and investors, the macroeconomic factors, as well as the competition in the online consumer finance industry. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our customers are willing to borrow, and the interest rates at which our funding partners are willing to lend. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our customers. For example, in a falling interest rate environment, potential customers may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, if we fail to respond to fluctuations in interest rates in a timely manner and reprice our investment products, our investment products may lose competitiveness. For example, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the interest rates on our investment products may be reduced, and our profitability may be adversely affected.

We rely on the sale of computers, smartphones and other consumer electronics for a significant portion of our loans originated to finance customer purchases on our e-commerce channel.

Historically, online sales of electronic products, including computers and smartphones, have accounted for a majority of purchases on our e-commerce channel, and thus a significant portion of online direct sales and services income. Electronic products sold on our e-commerce channel accounted for approximately 93%, 77% and 69% of our total loans originated to finance customer purchases on our e-commerce channel in 2015, 2016 and 2017. We expect that sales of these products will continue to translate into a significant portion of our total operating revenue and loans originated to finance customer purchases on our e-commerce channel in the near future. We have increased our offerings on our e-commerce channel to include other product categories, and we have continuously added new products within each product category. However, due to the demographic characteristics of our target customer cohort and their demand, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on the sales of electronic products. We face intense competition from online sellers of electronic products and from established companies with physical stores that are moving into online retail, such as Taobao.com, Tmall.com, JD.com and Suning. Any event that results in a reduction in our sales of electronic products could materially and adversely affect our ability to maintain or increase the level of our operating revenue and loan originations and to maintain or improve our business prospects.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Furthermore, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other purposes. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

Limited liquidity exists for investments made on Juzi Licai, which may make these investments less attractive to investors.

There currently exists no trading market for the loans invested by individual investors on Juzi Licai. Individual investors are not permitted to directly transfer their investments to other individual investors prior to maturity. For fixed maturities investment programs, investors are only allowed to withdraw their funds upon maturity. For step-up returns investment programs, individual investors are allowed to withdraw their funds on the condition that withdrawals be made on specified dates during each weekly or monthly period. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment programs and we may be unable to meet the investors’ withdrawal demands on a timely basis, or at all. To the extent that individual investors are not able to transfer loans at all or withdraw their funds when needs for liquidity arise, individual investors may be discouraged from investing on Juzi Licai in the future, which may have a material and adverse effect on our business and competitive position.

Misconduct, errors and failure to perform by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with customers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients, or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with customers and investors is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees take, convert or misuse funds, documents or data or fail to follow protocol when interacting with customers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or have failed to follow protocol, and therefore be subject to civil or criminal liability.

If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected.

Our in-house collection team handles the collection of delinquent loans. We also engage certain third-party collection service providers from time to time. If either our or our third-party service providers’ collection methods, such as phone calls, text messages, in-person visits and legal letters, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease. While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the customers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the customers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate and the funding sources’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan originations on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

Uncertainties relating to the growth and profitability of the online retail industry in China in general, and the e-commerce industry in particular, could adversely affect our operating revenue and business prospects.

Online direct sales on our e-commerce channel account for a significant portion of our total operating revenue and loan originations. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

•                  the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•                  the level of trust and confidence of Chinese consumers in online shopping, as well as changes in customer demographics and consumer tastes and preferences;

•                  the selection, price and popularity of products that we and our competitors offer online;

•                  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•                  the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our operating revenue and business prospects.

Furthermore, the e-commerce industry is subject to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Many factors outside of our control, including inflation and deflation, currency exchange rate fluctuation, volatility of stock and property markets, interest rates, tax rates, other government policies, and unemployment rates, can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

Our delivery, return and exchange policies may materially and adversely affect our results of operations.

We have adopted customer-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Measures on the Administration of Online Transactions promulgated by the State Administration for Industry and Commerce, or the SAIC, in January 2014, which became effective in March 2014, or the Online Transactions Measures, consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.” These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in a loss of existing customers or failure to acquire new customers at a desirable pace, and may materially and adversely affect our results of operations as a result.

If we fail to compete effectively, our results of operations and market share could be harmed.

The online consumer finance industry in China is highly competitive and evolving. As a leading online consumer finance platform in China, we face competition from other online platforms, major internet players, traditional financial institutions as well as other installment loan service providers. Our competitors include, among others, Ant Financial Services Group, JD Finance and WeBank. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive customer or investor bases, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

In addition, our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential investors and customers may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. In addition, in response to more stringent PRC laws and regulations regarding cash loans, more online lending platforms may expand their services and products to scenario-based lending, including partnering with e-commerce platforms, which may drive up the competition among online lending platforms. Such intensified competition may increase our operation costs and adversely affect our results of operations and profitability. Furthermore, to the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us. In addition, as our competitors may implement certain procedures to reduce their fees in response to the current or potential PRC regulations on interest rates and fees charged by online lending platforms, we may need to reduce our fees as well to comply with such regulations and to remain competitive in the online lending industry. If we are unable to compete with our competitors, or if we are forced to charge lower fees due to competitive pressures, we could experience reduced revenues or our platforms could fail to achieve market acceptance, any of which could materially and adversely affect our business and results of operations.

If the total addressable market for our target customer cohort is smaller than what we believe it is, our results of operations may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for our target customer cohort due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online consumer finance industry in China. We believe that our total addressable market of customers consists of educated young adults. However, if there is less demand than we anticipate for loan products offered on our platform, it may materially and adversely impact our business, financial condition and results of operations.

Our quarterly results may fluctuate significantly due to the seasonality of our business and may not fully reflect the underlying performance of our business.

We experience some seasonality in our business, reflecting a combination of seasonal demand for consumer loans and seasonality patterns associated with the online retail industry. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, e-commerce companies in China hold special promotional campaigns on November 11 each year, which improve our results for that quarter. The demand for our products and services is higher in March, April, September, October and November, which generally corresponds to the start of school and our promotional activities around November 11. While our rapid growth has somewhat masked this seasonality, our quarterly operating results could be affected by such seasonality in the future.

Therefore, our quarterly results of operations, including our operating revenue, expenses, net loss or income and other key metrics, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any single quarter are not necessarily an indication of future performance.

We may not be able to obtain additional operating capital on favorable terms or at all.

Our consolidated financial statements have been prepared on a going concern basis. While we incurred net losses in the past, we anticipate that the net proceeds we received from the initial public offering of the ADSs, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such event, there may also be significant doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We have obligations to verify information relating to customers and to detect fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

Our business of connecting individual investors and customers on Juzi Licai constitutes an intermediary service, and Qianhai Juzi’s contracts with individual investors and/or customers on Juzi Licai are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, may not claim any service fee for its intermediary services and is liable for any damage incurred by the client. In addition, the Interim Measures have imposed on us additional obligations to verify the truthfulness of the information provided by or in relation to customers, and to actively detect fraud. Therefore, if we intentionally conceal any material information or provide false information to funding sources, or fail to verify the truthfulness of the information provided by or in relation to our customers or to actively detect fraud, we could be subject to liabilities as an intermediary under the PRC Contract Law and liabilities under the Interim Measures, and our results of operations and financial condition could be materially and adversely affected.

Changes in PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending, including campus online lending, could have a material adverse effect on our business.

The interest rate permitted to be charged on loans originated on our platform is subject to limitations set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015 and effective in September 2015, or the Private Lending Judicial Interpretations, which provide that (i) when the interest rate agreed between the borrower and lender does not exceed an annual interest rate of 24%, the People’s Court will uphold the interest rate charged by the lender, and (ii) when the interest rate agreed between the borrower and lender exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lenders, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.

Ji’an Microcredit, is subject to regulations applicable to micro-credit companies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit.” These regulations provide that “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the forms of interest and various fees) shall be subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court. The loans originated on our platform and by Ji’an Microcredit will be subject to the aforementioned interest rate restrictions, which could affect our ability to originate loans to certain customers and may have a material adverse effect on our business.

In addition, the Notice on Further Strengthening the Rectification of Campus Online Lending issued by six PRC regulatory agencies in October 2016 prohibits, among other things, providing usurious loans by charging various fees such as procedure fee, overdue fine, service fee and recovery fee.

Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People’s Court in August 2017, or the Opinions for Financial Judgment Work, provide more detailed rules on the legal limits of interest and fees charged in connection with a loan and specify that the intermediary service fees charged by an online lending intermediary to circumvent the legal limit of interest of private lending shall be invalid. The Circular 141 jointly issued by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017 further clarifies that the total amount of interest and fees charged to borrowers must be within the limit set forth in the Private Lending Judicial Interpretations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulations Relating to Loans Between Individuals.”

Currently, none of our loans facilitated by us has an overall annualized interest rate exceeding 36%. We believe our current service fees and various other fees charged to our customers are reasonable and in compliance with relevant requirements under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, the Notice on Further Strengthening the Rectification of Campus Online Lending, the CBRC Circular 26 and the Opinions for Financial Judgment Work. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and may be required to reduce the fees and annual interest rate we charge to our customers. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings.

PRC laws and regulations prohibit persons and companies from raising funds by advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the SAIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as online lending information intermediaries for customers and individual investors. In addition, we do not directly receive any funds from individual investors in our own accounts as funds from individual investors are deposited into and settled by a third-party custody account managed by China Guangfa Bank. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

The PRC Securities Law prohibits the issuance of securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities may not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between a customer and multiple individual investors is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Credit and other information that we receive from prospective customers and third parties about a customer may be inaccurate and thus may not accurately reflect the customer’s creditworthiness, which may compromise the accuracy of our credit assessment.

For our credit assessment, we obtain from prospective customers and third parties certain information of the prospective customers, which may not be complete, accurate or reliable. Our credit assessment of a customer may not reflect that particular customer’s actual creditworthiness due to outdated, incomplete or inaccurate customer information. Additionally, once we have obtained a customer’s information, the customer may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) experience other adverse financial events, making the information we previously obtained inaccurate. We currently determine whether customers have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare a customer’s name against our database on a regular basis. Once we detect that a customer has multiple outstanding loans with substantial aggregate balances and poses a high credit risk, we will place such customer on a high risk customer list and closely monitor the customer going forward. However, there is no assurance that we have complete and accurate information relating to all of our customers’ outstanding loans. For example, a customer may borrow money through our platform in order to pay off loans on other consumer finance platforms, and vice versa. If a customer incurs additional debt before fully repaying any loan that customer takes out on our platform, the additional debt may impair the ability of that customer to make payments on his or her loan with us and our funding sources, ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the customer’s creditworthiness generally and could result in the financial distress or insolvency of the customer. To the extent that a customer has other indebtedness and cannot repay all of his or her indebtedness, the customer may choose to make payments to other platforms instead of us.

Such inaccurate or incomplete customer information could affect the accuracy of our credit assessment and the effectiveness of our risk management, which could in turn harm our reputation, and as a result, our business and results of operations could be materially and adversely affected.

Our ability to protect the confidential information of our customers and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.

Our platform collects, stores and processes certain personal and other sensitive data from our customers and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In November 2016, the Standing Committee of the NPC released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. We are in the process of evaluating the potential impacts of the Internet Security Law on our current business practices. We plan to further strengthen our information management and privacy protection of the user data stored in our system. However, we cannot assure you that the measures we have taken or will take are adequate under the Internet Security Law. If further changes in our business practices are required under China’s evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the Internet Security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit the use of our platform and harm our business.

The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, we rely on the massive amount of data and customer information that we have accumulated over time to conduct our business. In particular we use customer information to make credit assessment of customers through our Hawkeye engine. If these data are lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

Any significant disruption in service on our platforms, our computer systems or third-party service providers’ systems, including events beyond our control, could reduce the attractiveness of our platforms and result in a loss of customers or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platforms would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation, and ability to retain existing and attract new customers, investors and institutional funding partners. Much of our system hardware is hosted in leased facilities located in Guangzhou and Beijing. We also rely significantly on our third-party service providers for the operation of our platform. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Guangzhou and Beijing, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause customers, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for customers and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. Furthermore, our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but these applications may be challenged by third parties and may not be successful. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement, and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. Some of our trademarks applications have been challenged by third parties, and we may not be able to successfully register such trademarks. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results

In addition to our website, we also offer consumer finance products on our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and effective in August 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Guidelines purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines require that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted, given that our anti-money laundering obligations in the Guidelines and the Interim Measures are not specified. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply.

In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China. If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as those that arise from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve customers, investors and institutional funding partners. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to the initial public offering in December 2017, we were a private company with limited accounting personnel and other resources with which we addressed our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

This material weakness resulted in a significant number of adjustments and amendments to consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion audit report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. There is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve customers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, on-the-job injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We may not have sufficient business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affecting our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or any other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our headquarters is located in Shenzhen, where most of our directors and management and a significant portion of our employees currently reside. Most of our system hardware and back-up systems are hosted in leased facilities located in Guangzhou and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shenzhen, Guangzhou and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shenzhen, Guangzhou or Beijing, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Catalog (2017 Revision), and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among Beijing Shijitong, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, a subsidiary of Shenzhen Xinjie, our variable interest entity, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019 and certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022. It is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

In the opinion of our PRC counsel, Beijing Shihui Law Firm, the ownership structures of Beijing Shijitong and our variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Beijing Shijitong, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, Beijing Shihui Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries, variable interest entities or their subsidiaries, revoking the business licenses and/or operating licenses of such entities, shutting down our servers or blocking our online platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entities and their subsidiaries, and/or our failure to receive economic benefits from our variable interest entities and their subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate Fenqile and Juzi Licai through Shenzhen Fenqile and Qianhai Juzi, respectively. For a description of these contractual arrangements, see “Item 7 Major Shareholders and Related Party Transaction—B. Related Party Transaction—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our variable interest entities, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entities and their shareholders of their obligations under the contractual arrangements to exercise control over our variable interest entities and their subsidiaries. The shareholders of our variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with our variable interest entities and their shareholders. Although we have the right to replace any shareholder of such entities under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entities and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with our variable interest entities and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interests in such entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of our variable interest entities are held by Mr. Jay Wenjie Xiao, Mr. Richard Qiangdong Liu, Mr. Wenbin Li, Mr. Kris Qian Qiao, Mr. Jianwei Wei, and Tibet Xianfeng Changqing Start-up Investment and Management Co., Ltd. (as applicable). These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Beijing Shijitong, our wholly owned subsidiary in China, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing Beijing Shijitong’s tax expenses. In addition, if Beijing Shijitong requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Beijing Shijitong to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our variable interest entities that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Shenzhen Fenqile holds our value-added telecommunication business license for our online consumer finance business. Under the contractual arrangements, our variable interest entities may not, and the shareholders of our variable interest entities and Shenzhen Fenqile may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event these shareholders breach these contractual arrangements and voluntarily liquidate our variable interest entities, or our variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially adversely affect our business, financial condition and results of operations. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economic growth since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate detailed implementation regulation of the Interim Measure, or other new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the Draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In January 2015, the Ministry of Commerce, or the MOFCOM, published the Draft Foreign Investment Law for public review and comments. Among other things, the Draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or a FIE. The Draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. In this connection, “control” is broadly defined in the Draft Foreign Investment Law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision-making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of its business operations. Once an entity is determined to be a FIE, and its investment amount exceeds certain thresholds or its business operation falls within the “catalog of special management measures” proposed to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required. According to the Draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the Draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structures, whether or not these companies are controlled by Chinese parties.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” Under the Draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “catalog of restrictions,” the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “catalog of restrictions” without market entry clearance may be considered as illegal.

In addition, the Draft Foreign Investment Law does not indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the online consumer finance industry will be subject to the foreign investment restrictions or prohibitions set forth in the “catalog of special management measures” applied to the Draft Foreign Investment Law. If the enacted version of the Foreign Investment Law and the final “catalog of special management measures” mandate further actions, such as the MOC market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our variable interest entity structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with our variable interest entities and their subsidiaries, (ii) receive the economic benefits of our variable interest entities and their subsidiaries under such contractual arrangements, or (iii) consolidate the financial results of our variable interest entities and their subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

The Draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the Draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. Circular 19 and Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Our revenue and costs are mostly denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our operating revenue effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating revenue in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the substantial capital outflows of China in 2016 due to the weakening of Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Circular 37 was issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or Circular 75. In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which has amended Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Jay Wenjie Xiao and Mr. Richard Qiangdong Liu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, have completed the foreign exchange registrations in accordance with Circular 75 then in effect.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, Circular 37. Failure by such shareholders or beneficial owners to comply with Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange..”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of applicable laws, regulations and implementation rules, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Enterprise Income Tax.”

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax— Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that LexinFintech Holdings Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then LexinFintech Holdings Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we distribute to non-PRC resident holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

If the status of certain of our PRC subsidiaries and variable interest entities as “High and New Technology Enterprises” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid taxes and may be subject to a higher tax rate, which would adversely affect our results of operations.

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises”, or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Qianhai Juzi, is qualified as an HNTE for the three years ending December 31, 2017, 2018, and 2019, and will need to re-apply for HNTE qualification in 2020.

The PRC Enterprise Income Tax Law and its implementing rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and our certain PRC subsidiary, Shenzhen Lexin Software Technology Co., Ltd. and two subsidiaries of our variable interest entities, Shenzhen Mengtian Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd. qualified as “Software Enterprises” in 2017. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC.

There are uncertainties regarding future interpretation and implementation of the PRC Enterprise Income Tax Law and its implementing regulations. It is possible that the HNTE and Software Enterprise qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their value-added tax, will be challenged by tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the PRC Enterprise Income Tax. If those operating entities cannot qualify for such preferential income tax status, our effective income tax rate will be increased significantly and we may have to pay additional income taxes to make up the previously unpaid taxes, which would reduce our net income.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Installment (HK) Investment Limited, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Income Tax for Share Transfers.”

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company and our non-PRC resident investors may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under Circular 7. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7. As a result, we may be required to expend valuable resources to comply with Circular 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a Petition for Review of the Initial Decision, prompting the SEC Commissioners to review the Initial Decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains the authority to impose a variety of additional measures (e.g., imposing penalties such as suspensions, restarting the administrative proceedings).

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Related to the American Depositary Shares

The market price for the ADSs may be volatile.

Since the ADSs became listed on Nasdaq on December 21, 2017, the trading price of the ADSs has ranged from US$10.2 to US$20.0. The trading prices of ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us, our users, or our industry;

•                  conditions in the online consumer finance industry and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;

•                  announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other online consumer finance platforms;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•                  additions to or departures of our senior management;

•                  detrimental negative publicity about us, our management or our industry;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or the ADSs; and

•                  sales or perceived potential sales of additional Class A ordinary shares or ADSs.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Holders of Class A ordinary shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of the date of this annual report, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 83.4% of the aggregate voting power of our company. As a result, Mr. Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a shareholder to any non-affiliates to such shareholder or upon a change of control of the shareholder who holds the Class B ordinary shares, each of such Class B ordinary shares will be automatically converted into one Class A ordinary shares. If at any time Mr. Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends either out of profits or share premium amount, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition subject to any rights and restrictions for the time being attached to any ordinary shares, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends on our ordinary shares, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of our ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 31, 2018, we have 220,670,940 Class A ordinary shares outstanding, including 27,600,000 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from December 20, 2017, the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

We have adopted a 2017 Share Incentive Plan, or the 2017 Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” We intend to register all ordinary shares that we may issue under this equity compensation plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under an equity incentive plan would dilute the percentage ownership held by the investors who purchased ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date for the general meeting, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares that are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

Except in limited circumstances, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meetings if you do not timely and properly give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, unless:

•                  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands

The effect of this discretionary proxy is that, if you fail to timely and properly give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent the Class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

The deposit agreement may be amended or terminated without your consent.

We and the depositary may amend the deposit agreement, and we may initiate termination of it, without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

The memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.

Our amended and restated memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and holders of the ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. In addition, our dual-class structure could discourage others from pursuing any change of control transactions. See “—Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2018, our directors and officers collectively owns an aggregate of 83.4% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—C. Share Ownership.”

We are an emerging growth company within the meaning of Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance requirements.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company within the meaning of the Securities Act.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Item 4.           Information on the Company

A.            History and Development of the Company

We commenced our online consumer finance business and began to operate Fenqile in October 2013 through Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile. In October 2013, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, was incorporated as an investment holding company in the PRC and established its wholly owned subsidiary Qianhai Juzi in June 2014 to operate our online investment platform Juzi Licai. In November 2013, Staging Finance Holding Ltd., or Staging Finance, was incorporated under the laws of the Cayman Islands as our offshore holding company, which then established our wholly owned subsidiary, Installment (HK) Investment Limited, or Installment HK, in Hong Kong. Beijing Shijitong Technology Co., Ltd., or Beijing Shijitong was established in July 2014 as a wholly owned subsidiary of Installment HK in the PRC. In March 2017, we changed our name from “Staging Finance Holding Ltd.” to “LexinFintech Holdings Ltd.”

Through Beijing Shijitong, we obtained control over Beijing Lejiaxin, Shenzhen Xinjie, Shenzhen Fenqile, and Qianhai Dingsheng, or collectively, our variable interest entities, based on a series of contractual arrangements. See “—C. Organizational Structure —Contractual Arrangement with Our Variable Interest Entities.”

On December 21, 2017, our ADSs commenced trading on Nasdaq under the symbol “LX.” We raised from our initial public offering of approximately US$108.8 million in net proceeds (including the net proceeds generated from the offering of additional 1,800,000 ADSs upon the underwriters’ exercise of their over-allotment option in full) after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China. Our telephone number at this address is +86 755 3637 8888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 801 2nd Avenue, Suite 403, New York, NY 10017.

B.            Business Overview

Overview

We are a leading online consumer finance platform in China in terms of the outstanding principal balance of loans originated on our platform as of June 30, 2017, according to Oliver Wyman. We strategically focus on serving the credit needs of educated young adults aged between 18 and 36 in China, featuring young people with high income potential, high educational background, high consumption needs, a strong desire to build their credit profile, and an appreciation for efficient customer experience. Our online consumer finance platform, Fenqile, addresses our customers’ credit needs by offering personal installment loans, installment purchase loans and other loan products. We offer a wide variety of competitively priced products on our e-commerce channel and allow customers to use their credit lines to finance purchases. We match customer loans with diversified funding sources, including individual investors on our Juzi Licai online investment platform, institutional funding partners in our direct lending programs and investors of our asset-backed securities.

Our Customers

From our inception in August 2013 through the end of 2017, we originated loans to over 5.5 million customers on a cumulative basis. In 2015, 2016 and 2017, we originated loans to approximately 1.5 million, 3.0 million and 4.1 million active customers through our platform, representing a compound annual growth rate, or CAGR, of 66%. Our online consumer finance platform features a high proportion of repeat customers. Of all active customers on our platform in 2015, 2016 and 2017, approximately 63%, 74% and 80%, respectively, were repeat customers who had made at least one transaction on our platform before in the same year or in the previous year. As of December 31, 2017, we had over 7.6 million customers with an approved credit line and over 20 million registered users.

Customer acquisition

We strategically focus on serving educated young adults in China, our target customer cohort. As of December 31, 2017, this target customer group represented over 90% of our customer base. We have successfully accumulated a large customer base and achieved deep market penetration among educated young adults in China. Historically, we attracted educated young adults customers through various channels, mainly our e-commerce channel and operational team. With the growth of our business, our customer acquisition efforts have become primarily driven by our e-commerce channel, word-of-mouth referrals, and cooperation with reputable commercial banks, other e-commerce channel and network service platform.

Our e-commerce channel offers a wide variety of competitively priced products across categories that specifically meet the shopping needs of educated young adults. Our e-commerce channel allows customers to use their credit lines to finance their purchases, converting e-commerce shoppers into borrowing customers at points-of-sale. See “—Our E-commerce Channel.”

Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. In 2016 and 2017, approximately 36% and 49%, respectively, of our new customers registered on our platform using a referral code obtained from an existing customer.

We leverage our close partnership with our institutional funding partners, especially those large banks with reputable and established brands. We assist our bank partners to reach our target customers through both online and offline channels by offering educated young adults loans originated on our direct lending programs. We work with our bank partner to promote co-branded credit cards issued by the bank to potential college student customers across campuses in China.

We also use other online marketing channels to attract customers, including using social media such as WeChat and Weibo and press outlets to help drive brand awareness, using paid placement on major online search engines in China, partnering with leading websites such as Jumei that are able to reach quality customers with credit needs, and working with online advertising channels such as app stores to promote our mobile applications.

Our E-Commerce Channel

The e-commerce channel on Fenqile offers competitively priced products across 14 categories with relatively high value, including electronics, fashion accessories, home furnishings and decor, and outdoor apparel. The product offerings on our e-commerce channel specifically meet the shopping needs of educated young adults. Our e-commerce channel features both direct sales of merchandise curated by us, as well as a marketplace through which third-party online merchants offer and sell their own products and services, such as leisure travel and continuing education. On our online marketplace, customer orders are placed and fulfilled directly by the third-party merchants. The GMV of our e-commerce channel amounted to RMB2.7 billion in 2015, RMB4.0 billion in 2016 and RMB4.1 billion (US$632 million) in 2017. In 2017, we had provided over 900,000 stock keeping units to our customers.

Customers use their approved credit line to finance their purchases on our e-commerce channel. See “—Our Loan Products.” Approximately 44% of our customers with an approved credit line as of December 31, 2017 had shopped on our e-commerce channel at least once previously. The operation of our e-commerce channel is highly efficient because of our asset-light approach. Our strategic cooperation with business partners enables us to offer more competitively priced products, while requiring minimal capital, personnel and other resources. For example, we strategically cooperate with JD.com, a major supplier from which we acquire products for our direct sales business at competitive prices. We have achieved seamless connections of customer order data with JD.com’s platform. Pursuant to our annual sales agreement with JD.com, which may be automatically extended by another year, JD.com offers us products at exclusive prices and is also responsible for the delivery of product orders. We are responsible for the payment of product orders within 60 days of the purchase.

Furthermore, by leveraging the inventory and logistics capabilities of business partners such as JD.com and SF Express, we have been able to rapidly develop and grow our e-commerce channel without building our own fulfillment infrastructure for warehousing and delivery. We typically enter into annual contracts with our business partners for logistics services, which may be terminated upon advance notice ranging from 30 days to 3 months. Our business partners agree to provide warehousing or delivery services to us, and we are responsible for the settlement of service fees typically on a monthly basis.

Our Loan Products

We launched Fenqile, our online consumer finance and e-commerce channel, in October 2013. On Fenqile, we offer personal installment loans and installment purchase loans using available credit lines approved by us with flexible repayment solutions. All of our loan products are unsecured and feature fixed monthly payments with various terms. In 2016 and 2017, we originated RMB22.2 billion and RMB47.7 billion (US$7.3 billion) in loans, representing a 115 % increase. As of December 31, 2015, 2016 and 2017, the average customer loan balance was RMB2,881, RMB4,838 and RMB6,580 (US$1,011), respectively.

Le Card credit line

Le Card is the credit line that we offer to our customers. We determine the amount of credit line available to each customer based on the result of our credit assessment. When a customer is first approved for a credit line, the amount of credit line we offer ranges from RMB500 to RMB20,000 and the aggregate loan amount of personal installment loans and installment purchase loans borrowed by one single customer may not exceed the credit line available to the customer. The credit line available to a customer, once approved, does not have a term limit. Based on our continuing risk monitoring and assessment, we may unilaterally adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line. We may grant up to an RMB200,000 credit line to existing customers who have established a credit history with us. While a customer may use the entire amount of this credit line towards purchases on our e-commerce channel, only up to a certain percentage of such credit line may be applied towards personal installment loans to obtain cash, the percentage of which ranges from 50% to 100%, depending on the result of the credit assessment. We had approved 7.6 million customers for our Le Card credit line as of December 31, 2017. The average credit limit we granted to each customer was RMB5,150 in 2015, RMB6,165 in 2016 and RMB8,201 (US$1,260) in 2017.

The aggregate amount of credit lines approved by us was RMB9.5 billion as of December 31, 2015, RMB27.8 billion as of December 31, 2016 and RMB62.2 billion (US$9.6 billion) as of December 31, 2017, whereas the utilization rate, which is calculated as the percentage of outstanding principal balance relative to the total amount of credit lines approved by us, was 35.6% as of December 31, 2015, 35.5% as of December 31, 2016 and 31.0% as of December 31, 2017.

Personal installment loans

Our customers approved for our credit line are automatically eligible for personal installment loans with terms generally ranging from 1 to 36 months. Customers can have multiple personal installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available for personal installment loans. Customers may use personal installment loans to obtain cash or to finance purchases from third-party merchants on our marketplace through our e-commerce channel. With respect to the personal installment loans that are not borrowed to finance customer purchases on the e-commerce channel, we do not track the actual use of the loans, while we require the customers to select in their loan applications one of the specified permissible uses of loan proceeds, such as education, cost of living or driving school expenses.

We offer customers who meet certain criteria, including customer’s credit profile and repayment history, flexible repayment options. These include the option to postpone their current monthly repayment to the next scheduled payment date or finance the repayment of a particular monthly repayment with a new loan. The flexible repayment options will not increase the available credit line for each customer approved by us. We have set certain requirements for the use of flexible repayment options, such as minimum monthly repayments. Moreover, our customers currently may not use the flexible repayment options for any new loan that is borrowed to finance the repayment of a monthly repayment. We may adjust the features of the flexible repayment options based on credit performance and our risk management approach from time to time. The flexible repayment options are designed to assist those customers who have relatively high consumption needs, and the willingness and potential ability to repay their loans. The new loans are newly originated personal installment loans at higher APRs than other personal installment loans.

The APR for personal installment loans currently ranges from 14.00% to 36.00%. In 2015, 2016 and 2017, the total amount of personal installment loans originated on our platform was approximately RMB3.6 billion, RMB19.0 billion and RMB44.8 billion (US$6.9 billion), respectively. The outstanding principal balance of these loans (including on- and off-balance sheet loans) was RMB17.6 billion (US$2.7 billion) as of December 31, 2017.

Installment purchase loans

A customer approved for our credit line can use the available credit line to purchase a variety of products available on direct sales on our e-commerce channel, subject to the approved credit limit available to the customer. See “—Our E-Commerce Channel.” Our e-commerce channel enables us to track the customers’ use of loans when they are borrowed to finance purchases on our e-commerce channel.

We provide financing solutions to help our customers finance a purchase by offering installment payment options with flexible minimum down payments ranging from 0% to 50% as well as various loan term ranging from 1 to 36 months, depending on the product, price, supplier and source of funding. Shoppers have the option to choose any combination of these terms, and our system will automatically calculate monthly payments and service fees. The APR for installment purchase loans currently ranges from 14.00% to 36.00%. In 2015, 2016 and 2017, the total amount of installment purchase loans originated on our platform was approximately RMB2.5 billion, RMB3.2 billion and RMB2.9 billion (US$448 million), respectively. The outstanding principal balance of installment purchase loans (including on- and off-balance sheet loans) was RMB1.7 billion (US$258 million) as of December 31, 2017.

Loan pricing

Our loan pricing mechanism consists of two components, APRs and credit lines. We price our loans with different APRs based on different products to address product-related credit risks and as a function of market competition and supply and demand.

We primarily address credit risks by varying the amount of credit lines approved for each customer. To enhance customer experience, we seek to maintain consistency in terms of credit lines among newly acquired customers in the same geographic area as they are likely to share their experience with each other. This approach is also consistent with the fact that the risk profiles of similarly situated customers are largely homogenous and we utilize grouping as our primary method of credit assessment for new customers. For the determination of credit limit based on the level of credit risks, see “—Our Loan Application and Approval Process —Step 3: Credit risk assessment.”

Our Investors and Funding Partners

We benefit from our position of having diversified funding sources, including a wide array of types of investors and funding partners. Our various investment programs and products are designed to cater to investors and funding partners with different risk-and-return parameters. The table below sets forth the outstanding balance of funds as of December 31, 2015, 2016 and 2017, respectively, provided by different funding sources to finance loans (including on-balance sheet loans and off-balance sheet loans).

	As of December 31,
	2015		2016		Change in Outstanding balance	2017			Change in Outstanding balance
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except for percentages)
Individual investors	2,278,692	69.2	5,537,031	58.9	143.0	9,785,171	1,503,953	53.5	76.7
Institutional funding partners	1,014,183	30.8	3,711,341	39.5	265.9	8,499,455	1,306,342	46.5	129.0
Asset-backed securities	—	—	155,814	1.6	N/A	—	—	—	(100.0)
Total	3,292,875	100.0	9,404,186	100.0	185.6	18,284,626	2,810,295	100.0	94.4

Individual investors on Juzi Licai

We offer our Juzi Licai online investment platform to individual investors seeking attractive risk-adjusted investment returns. We have experienced strong growth in both the number of individual investors and the investment amount per investor in recent years. On Juzi Licai, we had over 308,000 cumulative individual investors as of December 31, 2017. In 2017, over 171,000 individual investors invested through Juzi Licai, compared to over 131,000 in 2016 and over 95,000 in 2015, among which over 50,000, 98,000 and 126,000 were repeat investors who had invested at least once before in the same year or in the previous year in 2015, 2016 and 2017, respectively. We had over 94,000, over 97,000 and over 114,000 new active individual investors in 2015, 2016 and 2017, respectively, who invested through Juzi Licai during the relevant year but had not done so prior to the beginning of that year. As of December 31, 2017, Juzi Licai had over 114,000 individual investors who had outstanding investments, with an average AUM of RMB85,819 (US$13,190).

Investment programs offered on Juzi Licai. We offer investment programs and tools that enable individual investors to manage their investments. Investors can choose from several investment programs with different terms and estimated rates of return and commit a minimum amount of RMB100 (US$15.4). Once the funds are committed, they are automatically matched with our approved customers. Our platform automatically reinvests investors’ funds as soon as a loan is repaid. If an investment period ends during the loan terms of the underlying loans, we will facilitate the investor’s exit by transferring, on the investor’s behalf, his or her creditor’s rights with respect to the underlying loans. We do not maintain a secondary loan market on our investment platform. Investors can monitor the performance of their investment in real time through our website or mobile application.

Depending on the type of investment program an individual investor chooses, an investing period could be as short as one week and as long as 24 months. Currently, we offer the following two main types of investment programs:

•                  Fixed maturities: Terms of 1, 3, 6, 12 and 24 months with expected rates of return ranging from 5.50% to 10.41%. Principals and interests are collected at the end of the investing period. We offer fixed maturity investment programs with a preferred rate of return exclusively to certain VIP individual investors to foster investor loyalty;

•                  Weekly or monthly step-up returns: Up to 12 months. Investors who commit funds for a longer period of time are rewarded with higher rates of return. To encourage longer commitment of investment funds, we offer investors the option to receive a step-up in the rate of return on a weekly or monthly basis on the condition that withdrawals can only be made on specified dates during each weekly or monthly period, as applicable.

Acquisition and retention of individual investors. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust and enhancing word-of-mouth referrals. To attract and retain individual investors, we organize a variety of promotional events, encourage referrals by offering more attractive returns and other benefits, and cooperate with our business partners to offer joint member benefit programs.

Institutional funding partners in our direct lending programs

Beginning in 2015, we expanded our funding sources to include institutional funding partners, including commercial banks, consumer finance companies, other licensed financial institutions and peer-to-peer lending platforms. In our direct lending programs, we refer qualified customers to institutional funding partners which provide the funds to finance the loans, based on their risk-and-return requirements. Our proprietary Wormhole system, operated by Qianhai Dingsheng, one of our variable interest entities, connects our customers and funding partners’ systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters.

As part of our arrangement with each institutional funding partner, we typically agree on an aggregated amount of funds provided by the funding partner, maximum credit limit given to an individual customer, maximum maturity and an annualized interest rate. The investing period of our institutional funding partners ranges from one to 36 months. Depending on contractual terms of our arrangement with each intuitional funding partners, loans funded by funding partners include on-balance sheet loans and off-balance sheet loans. With respect to certain institutional funding partners, we are responsible for collecting loan proceeds from the institutional funding partners and lending the funds to customers, as well as collecting monthly repayments from the customers and repaying the funding partners according to the terms of our agreements with the funding partners. Loans funded by these intuitional funding partners are accounted for as on-balance sheet loans. With respect to the other funding partners, such as commercial banks, consumer finance companies, we only offer loan facilitation and matching services to the customers and the funding partners, and the funding partners will fund the loans directly to the customers referred by us. Loans funded by these intuitional funding partners are accounted for as off-balance sheet loans.

As of December 31, 2017, we had over 30 funding partners on our direct lending programs. The outstanding balance of funds provided by institutional funding partners increased from RMB1.0 billion as of December 31, 2015 to RMB3.7 billion as of December 31, 2016 and further to RMB8.5 billion (US$1.3 billion) as of December 31, 2017.

Investors purchasing our asset-backed securities

Historically, we have issued both public and private asset-backed securities to diversify our funding sources. As of December 31, 2017, the outstanding principal balance of public and private asset-backed securities is immaterial.

Protection of investors and funding partners

Juzi Licai. We started a quality assurance program in July 2017, which ceased in April 2018. During the operation of this quality assurance program, with respect to loans funded by individual investors on Juzi Licai, a portion of each repayment by the customers equal to a certain percentage of the outstanding principal balance of the loan is transferred to a custody account managed by China Guangfa Bank, which we refer to as our quality assurance funds. Such portion of the quality assurance funds is held in the custody account until the corresponding investment on Juzi Licai is repaid to the relevant individual investors. Our quality assurance funds provide make-up payments to an investor when a customer fails to satisfy his interest or principal repayment obligations, up to the available balance of the quality assurance funds.

We determine the percentage of the outstanding principal balance to be transferred to the custody account based on, among other factors, historical loan performance, in particular, the percentage of loans that are more than seven days delinquent, and the expected repayments (including prepayments) by customers. We also consider market conditions, our product lines, profitability, cash position and the actual and expected payouts of our quality assurance funds. Currently, the amount to be transferred from each customer’s monthly repayment to our quality assurance funds is equal to 4.5% of the outstanding principal balance at the beginning of the relevant monthly period, divided by 12. We reserve the right to revise this percentage upwards or downwards from time to time. Our quality assurance program only applies to loans newly funded by individual investors on Juzi Licai on or after July 7, 2017.

If a customer is seven days delinquent in repaying an installment of principal and interest of a loan, an amount equal to the delinquent principal and interest repayment will be transferred from the quality assurance funds to the corresponding investor. If a loan is accelerated as a result of a serious default by a customer in accordance with the terms of the relevant loan agreement (for example, if a customer is 30 days delinquent), an amount equal to the entire outstanding principal and accrued interest and any penalty will be transferred from the quality assurance funds to the corresponding investor.

If the quality assurance program becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and their outstanding unpaid balances will be deferred to the next time the quality assurance program is replenished, at which time a distribution will again be made to all investors with delinquent loans. We place a three-year limit on the period during which an investor has the right to receive distribution from the quality assurance program, which means that if an investor has not recovered the full default amount by the time that is three years since the customer is seven days delinquent or triggers an acceleration, the investor will no longer have the right to receive pro rata repayment from our quality assurance funds.

Once we make a payment to an investor, we seek to collect the amount from the customer through the collection process. The amount collected from the customer, if any, is used to replenish our quality assurance fund.

On December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or the Circular 57, which provides further clarification on several matters in connection with the rectification of online lending information intermediaries. Pursuant to the Circular 57, online lending information intermediaries that have already established risk reserve funds shall not continue to set aside any of its funds as additional risk reserve and shall gradually reduce the balance of their existing risk reserve funds. Other than risk reserve funds, online lending information intermediaries shall actively seek alternative means of investor protection, such as third-party guarantee arrangements.

As of the date of this annual report, our quality assurance program has not been deemed as a form of risk reserve funds.  However, we cannot assure you that our quality assurance program will not be deemed as a form of risk reserve funds. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.” In April 2018, we ceased offering the quality assurance program, and instead offer a risk safeguard scheme managed by a guarantee company.

We set aside a portion of each repayment equal to certain percentage of the outstanding principal balance of the loan and transfer such amount to a custody account managed by an independent guarantee company, which we refer to as risk safeguard funds. Then such independent guarantee company shall provide make-up payments to an investor using the risk safeguard funds when a customer fails to satisfy his interest or principal repayment obligations. Under these agreements between customers and investors relating to the risk safeguard scheme, the amount of make-up payments is up to the available balance of the risk safeguard funds.

We determine the percentage of the outstanding principal balance to be transferred to the custody account based on, among other factors, historical loan performance, in particular, the percentage of loans that are more than seven days delinquent, and the expected repayments (including prepayments) by customers. We also consider market conditions, our product lines, profitability, cash position and the actual and expected payouts of the risk safeguard funds. Currently, the amount to be transferred from each customer’s monthly repayment to our risk safeguard funds is equal to 4.5% of the outstanding principal balance at the beginning of the relevant monthly period, divided by 12. We reserve the right to revise this percentage upwards or downwards from time to time. The risk safeguard scheme only applies to loans newly funded by individual investors on Juzi Licai on or after April 24, 2018.

Funding partners in direct lending programs. With respect to certain institutional funding partners on our direct lending programs, we are obligated to provide advances to the funding partners to compensate them for delinquent principal and interest repayments of loans in the event of a customer default. We may also provide full interest repayment according to the terms of the loan, in the event that a customer makes an early repayment of the loan.

Certain of our funding partners also require us to set up a deposit account with the funding partner and maintain a cash deposit equal to an agreed percentage (generally 5%) of the outstanding principal balance, which amount is calculated and replenished on a monthly basis. The funding partner has a priority right to be compensated by using the deposit amount for any delinquent repayments for which we have not compensated the funding partner.

If we fail to compensate the funding partners for delinquent repayments either with our own funds or with the amount deposited with our funding partner, our funding partner may terminate or decline to renew their funding partnership with us.

In light of the Circular 141, which requires financial institutions not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge any interest or fees to borrowers, we have made an adjustment to our cooperation model with institutional funding partners. We have made the cooperation with institutional funding partners through Shenzhen Lexin Financing Guarantee Co., Ltd., a subsidiary of Shenzhen Fenqile, which is qualified to provide financing guarantee for the customers on our platform and to charge fees for the relevant guarantee services. For personal installment loans funded by banking financial institutions and network microcredit companies, Shenzhen Fenqile has discontinued to charge any fees to customers. Instead, Shenzhen Lexin Financing Guarantee Co., Ltd. have charged customers fees for the guarantee services it provides to customers in favor of our institutional funding partners. We may further adjust our cooperation model with institutional funding partners by having them charge fees directly to borrowers. However, we cannot assure you that our solutions, including the ways the fees are charged, will be viable, nor can we assure you that we would not be required to make further change to our business in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Risks Related to Our Business and Industry— If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Our Loan Application and Approval Process

Step 1: Customer credit application

The first step to fully utilize our installment loan products and other products and service on our platform is to be approved for a Le Card credit line. Prospective customers registered with Fenqile can initiate the Le Card application anywhere and anytime, accessible from our e-commerce channel at the point-of-sale or directly from our Le Card channel. Potential customers may generally complete the Le Card application process within a few minutes by providing the required personal information.

Step 2: Customer identification and anti-fraud detection

We identify our customers and detect fraudulent customers or behavior with three methods:

•                  First, we work with our external data sources and utilize existing databases to authenticate the identities of our prospective customers during the application process through facial recognition, bank issued debit and credit card registration information and real name mobile registration information. We also use the Ministry of Public Security’s identity verification system in authenticating prospective customers.

•                  Second, we maintain our own database and external data sources to detect fraudulent activities and criminal behaviors. We consistently fine tune our anti-fraud rules and analyze fraud cases by drawing insights using big data analytics with the data we accumulated over time. Our anti-fraud model uses a multifaceted detection method that combines sophisticated data integration with a hybrid analytical approach to both identify individual fraud based on existing fraud databases and spot collusions among multiple individuals to uncover fraudulent schemes. We conduct social network analysis to identify relationships pertinent to fraud and connect the individual fraudulent activities to uncover complex fraud schemes and criminal organizations. In addition, we run anomaly detection to detect individual and aggregated abnormal patterns in order to catch unknown fraudulent behaviors. We also perform such anomaly detection regularly throughout other transaction processes such as risk management to measure the suspicious activities on our platform.

•                  Third, if available information is insufficient for our system to exclude the possibility of fraud at a preset confidence level, then the relevant credit applications will be forwarded to our antifraud team for manual examination, which involves members of our anti-fraud team speaking with applicants to inquire into any discrepancies in the application and to verify application materials. Our operational team also facilitates our risk management efforts by verifying customers’ educational and personal background information by visiting selected customers onsite.

Step 3: Credit risk assessment

Following customer identification and anti-fraud detection, we match the application with data from both internal and external sources, including information submitted by prospective customers, collected from third-party data partners (including commercial data providers as well as governmental data providers), and collected from the internet using our proprietary data collection technologies with the authorization of our prospective customers.

Our information collected for the evaluation of the creditworthiness of a customer may include:

•                  basic personal background information, including age, gender and educational background, social network information;

•                  additional personal background information relating to occupation, employment history and income range;

•                  information on customer behavior, including the customer’s online shopping history, GPS data and information available on social media;

•                  information relating to credit card balances and the balance of outstanding borrowings of the same individual from other online consumer finance platforms;

•                  the customer’s credit history, if available, maintained by China UnionPay and the Credit Reference Center of the People’s Bank of China; and

•                  for repeat customers, the historical loan performance accumulated on our platform.

We perform a screening of our prospective customers’ creditworthiness and decline applications by those who appear on any of the credit blacklists maintained by us or our partners, and those who have reached their credit limits with us. We have maintained a blacklist system including high-risk incidents such as bad faith defaults, significant delinquencies, and fraudulent applications or agents, which cover both credit and fraud risks. Our anti-fraud, collection and credit assessment personnel can add customers to our blacklist system after review of a particular incident. We closely monitor the additions to our blacklist system. A removal from our blacklist will be subject to manual approval by supervisors of the relevant function, while to date we have not removed any individual from our blacklist. In 2015, 2016 and 2017, approximately 48.0%, 64.1% and 85.3% of all credit applications were declined, respectively.

We then initiate a credit review using our proprietary credit assessment engine Hawkeye to generate a credit risk level for a prospective customer, which informs our decision on whether to extend a credit. For discussion of our Hawkeye engine, see “—Risk Management—Our proprietary credit assessment process” and “—Technology—Our risk analytics capabilities—Artificial intelligence and Hawkeye engine.” We will assign a credit line to each customer approved by our credit assessment system. After obtaining a credit line, a customer may apply for installment purchase loans or personal installment loans from us. Approximately 98% of all loan applications are handled and approved automatically. The remaining applications, which require additional information or verification, are forwarded to our credit assessment team for manual review. The manual review is generally completed within 48 hours. Following this review, our credit assessment team will either approve or decline the application.

Step 4: Our loan funding and issuance mechanism

Once we approve a loan application from a customer, our system will then automatically generate a form of service agreement between the customer and us. Our customers authorize us to facilitate borrowing from third parties and our partners. See “— Our Investors and Funding Partners.” Our proprietary Wormhole system connects our customers and funding partners’ systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters. We also continuously monitor customer behavior for fraud and other anomalies, and may decline loan applications and halt a transaction at any time.

Step 5: Loan servicing and repayment

Upon the origination of our loan products, we establish a repayment schedule with repayment occurring on a set business day each month and update the loan performance status in real time once a payment has been made or is overdue. In most situations, we charge service fees to customers by deducting the relevant fees from the customer’s monthly repayment. Starting from 2018, in certain situations, we also collect fees directly from funding partners without deducting fees from the customer’s monthly repayment. Customers are able to monitor the status of loan repayment on our platform on PC and mobile apps. Customers can make loan repayments via third-party payment platforms (including WeChat Pay, YeePay and 99Bill), and either authorize us to settle with the relevant sources of funding or settle repayments through a clearing bank. We have adopted a set of collection policies and practices that focus on enhancing user experience and cultivating healthy habits of credit use and repayment among our customers.

We determine the priorities of our collection efforts based on the level of delinquency, which dictates the level of collection steps taken. The majority of our collection activities are done in automated processes through digital means such as payment reminder notifications on our app, reminder text messages, voice messages and e-mails. We have an effective in-house collection team consisting of 158 members as of December 31, 2017. If a loan remains overdue after a certain time period, we then outsource loan collection to third-party contractors to optimize collection efficiency. We very carefully select our third-party contractors, setting forth certain guidelines and limitations on their collection actions, and enforce those guidelines and limitations.

Risk Management

We take an advanced and customized risk management approach driven by our Hawkeye credit assessment engine and strong risk management culture.

Our proprietary credit assessment process

For a new customer, our credit assessment primarily utilizes grouping on the basis of the new customer’s education background, location and other available information, as well as our insights into similarly situated customers. Our newly acquired customers share similar risk profiles and certain key group or risk characteristics, which adequately account for a majority of their credit risks. As we gain more experience with the customer, our credit assessment gradually shifts emphasis to the individual’s credit history with us, employment and income information, and other data that we have accumulated.

We develop our credit assessment model based on the historical delinquency performance of our customers as well as information submitted in the customers’ credit applications. Our credit assessment model is designed to predict the likelihood that a customer will be delinquent in the future. Based on our prediction of the customer’s likelihood of future delinquency and the customer profile, we assign one of the seven credit risk levels to each customer, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing customers who are approved for trial purposes only and will be separately tracked accordingly.

The key factors we consider in determining the credit risk level of each customer include:

•                  Geographic location, for example, whether the customer is located in a first-tier, second-tier or third-tier city, and the level of economic development of the relevant city;

•                  Education background, i.e., the customer’s academic degree and past or current education institutions;

•                  Level of income;

•                  Outstanding loans from other external sources, such as credit card issuers and other consumer finance platforms; and

•                  External credit references.

The table below sets forth the amount of our loan originations to customers of each credit risk level in 2015, 2016 and 2017, respectively.

	Year Ended December 31,
	2015		2016		2017
Credit risk level	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
A	2,081	34.1	7,831	35.3	15,943	2,450	33.4
B	1,154	18.9	3,827	17.2	10,524	1,618	22.1
C	1,972	32.3	6,927	31.2	10,222	1,571	21.4
D	394	6.4	2,360	10.6	7,186	1,104	15.1
E	127	2.1	650	2.9	3,054	469	6.4
F	28	0.5	235	1.1	501	77	1.1
N	354	5.7	367	1.7	274	43	0.5
Total	6,110	100.0	22,197	100.0	47,704	7,332	100.0

Technology

The success of our business depends on our strong technological capabilities that support us in delivering a seamless user experience, making accurate credit assessment, protecting information on our platform, increasing operational efficiency and enabling innovations. We have our own proprietary end-to-end loan origination, decisioning, loan management and servicing platform, which is designed to optimize customer experience. Our platform was fully developed internally, with our own proprietary architecture. Our technology platform allows us to quickly modify products, add functionality, and provide data analytics to meet evolving market conditions. Our technology platform includes proprietary architecture that facilitates high availability, scalability, and flexibility for modifying product features. It supports both open-end lines of credit as well as closed-end installment loans and is easily configurable for new pricing and term structures, whether in response to evolving customer demands or competitive opportunities.

Our risk analytics capabilities

Data aggregation. We believe that successfully providing loan products to our target customer cohort that lacks historical credit information requires access to a much wider variety of data including not only traditional credit attributes and application information, but also website behavior, internal information, bank account information, social media information, GPS data, email and phone number information, among others. We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database covering a wide range of information pertinent to a customer’s creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We cooperate with a number of organizations, such as government agencies, who grant us the access to their respective data. Our strong data-mining capabilities also enable us to collect a large amount of data concerning prospective customers. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing massive data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing customers.

Artificial intelligence and Hawkeye engine. Upon data aggregation, our system converts the originally unstructured data into structured data using machine learning and artificial intelligence techniques. We apply artificial intelligence in assessing credit risks, detecting potential frauds, optimizing marketing resource allocation and increasing collection efficiency. We have made substantial investments in our Hawkeye risk analytics infrastructure and in the development of the latest generation of our risk management strategies. Our Hawkeye is a highly automated and dynamic credit assessment engine. We developed more than 1,000 decisioning rules utilizing 7,000 potential data variables and accumulated a massive amount of proprietary data from over 7.6 million customers and 33 million credit applications since inception. Our team of data scientists uses Hawkeye to build and test scores and strategies across the entire loan transaction process described above under “—Our Loan Application and Approval Process.” Our Hawkeye engine supports a variety of analytical techniques and model outputs from traditional regression models to artificial intelligence.

Our Hawkeye engine also utilizes a Restricted Boltzmann Machine (RBM) algorithm to run an artificial neural network to detect any anomaly indicative of fraudulent behaviors on our platform. Our deep learning algorithms, through supervised learning processes and leveraging our massive data, enable us to identify any red flags for fraud based on a customer’s credit application information, social connections and contacts.

Funding-related technologies

Wormhole system. Our proprietary Wormhole system connects our customers and funding partners’ systems in real time, and allocates funding needs to various funding sources with different risk-and-return parameters, including individual investors on Juzi Licai and funding partners through our direct lending programs. We are capable of allocating and sending qualified customer loans and proposed credit limits to funding partners for final approval, with both typically completed in an automated process using sophisticated algorithms.

Our ABS asset management. We utilize an automated assets filtering and packaging process to select assets and optimize the securitization process. Our assets are trenched to cater to different investors’ risk appetite and investment goals. We provide transparent monitoring and disclosure of the performance of the underlying assets of our ABS products that meet the regulatory requirements for ABS programs.

Our operational infrastructure

Data security and multi-dimensional monitoring. We are committed to maintaining a secure online platform, as data protection and privacy are key concerns of our target customer cohort. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and simultaneously take automatic counter measures, such as activating third-party traffic control services, to prevent any harm to our platform. We block over 400 million visit requests that we deemed harmful or malicious and we have maintained an IP blacklist of over 1 million IPs. Our platform has been rated as ICP Internet Safety 3.2. For any transmission of sensitive user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

Cloud-based service and computing capabilities. We depend on cloud-based services for computing power for our customer-facing systems and services. Our business is growing at a tremendous pace and thus need to scale up services to fit our needs and customize applications. Our cloud-based services enable us to maintain flexibility in managing our IT resources with improved manageability and less maintenance. Thus we can more rapidly adjust resources to meet any fluctuating or unpredictable business demand.

System stability. Our systems infrastructure is hosted in data centers at 3 separate locations in Guangzhou and Beijing. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable. We have developed a business continuity plan and have implemented a disaster recovery program, which enables us to move operations to a back-up data center in the event of a catastrophe.

Competition

The online consumer finance market is an emerging industry in China. It provides a new means for consumers to obtain financing and for investors and funding partners to seek new investment and lending opportunities. As a leading online consumer finance platform in China, we face competition from other online platforms, major internet players, traditional financial institutions as well as other installment loan service providers. Our competitors include, among others, Ant Financial Services Group, JD Finance and WeBank. Some of our larger competitors have substantially broader product or service offerings and significant financial resources to support heavy spending on sales and marketing and to provide lower APRs to customers. We believe that our ability to compete effectively for customers, investors and funding partners depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the risk-adjusted return offered to investors and funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 6 patents in China, and have applied for 113 additional patents with the PRC State Intellectual Property Office and 3 international patents through the procedures under the Patent Cooperation Treaty. We have registered 55 software copyrights with the PRC National Copyright Administration. We have 84 registered domain names, including lexinfintech.com, fenqile.com and juzilicai.com. As of the date of this annual report, we had 164 registered trademarks, including our “Fenqile”, “” and “” trademarks.

Insurance

We maintain property insurance policies covering certain equipment and other property that are essential to our business operations to safeguard against risks and unexpected events. We also provide social security insurance including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Seasonality

We experience some seasonality in our business, reflecting a combination of seasonal demand for consumer loans and seasonality patterns associated with the online retail industry. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, e-commerce companies in China hold special promotional campaigns on November 11 each year, which improve our results for that quarter. The demand for our products and services is higher in March, April, September, October and November, which generally corresponds to the start of school and our promotional activities around November 11. While our rapid growth has somewhat masked this seasonality, our quarterly operating results could be affected by such seasonality in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our quarterly results may fluctuate significantly due to the seasonality of our business and may not fully reflect the underlying performance of our business.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

We are regulated by various government authorities, including, among others:

•                  the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

•                  the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

•                  China Banking and Insurance Regulatory Commission, or the CBIRC (which was integrated by China Banking Regulatory Commission, or the CBRC, and other governmental departments in April 2018),regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, which embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM has completed the solicitation of comments on this discussion draft, but substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. For more details, see “Item 3. Key Information — Risks Related to our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by the MOFCOM and the NDRC, or the Catalog. In June 2017, the MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017. Industries listed in the Catalog (2017 Revision) are divided into two parts: encouraged category, and the special management measures for the entry of foreign investment, or the Negative List, which are further divided into the restricted category and prohibited category. Industries not listed in the Catalog (2017 Revision) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For examples, some restricted industries are limited to Sino-foreign equity/cooperative joint ventures, and some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries not listed in the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed.

Industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are restricted to foreign investment through our consolidated variable interest entities.

In September 2016, the Standing Committee of the NPC published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective in October 2016, changes the “filing or approval” procedure for foreign investments in China. Foreign investments in those business sectors that are not subject to special entry management measures will only be subject to filing instead of approval requirement. Pursuant to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Invested Enterprises promulgated by the MOFCOM in October 2016, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant authorities. In June 2017, the MOFCOM and the NDRC promulgated the Guidance Catalog of Industries for Foreign Investment (2017 Revision), which became effective in July 2017, or the Catalog (2017 Revision), according to which the special management measures for the entry of foreign investment, or the Negative List, is specified.

Foreign Investment in Value-Added Telecommunication Services

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. The Catalog (2017 Revision) and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (for-profit e-commerce business) promulgated by the MIIT, in June 2015, or Circular 196, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license.

In light of the above restrictions and requirements, we provide the value-added telecommunication services through our consolidated variable interest entities, and such variable interest entities own the relevant domain names and registered trademarks and have the necessary personnel to operate the website.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication Service License

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016 respectively by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the Ministry of Industry and Information Technology, or the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

The Interim Measures for Administration of the Business Activities of Online Lending Information Intermediary Agencies published in August 2016, or the Interim Measures, provide that the “online lending information intermediary agencies,” or online lending intermediaries, must apply for applicable telecommunications service license in accordance with relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. However, PRC telecommunication authorities have not explicitly stipulated which kind of telecommunications service license is required for online lending intermediaries (including in the form of a website or mobile application) engaged in telecommunication services.

Administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, issued in June 2016 and effective in August 2016. The MIAIS Regulations were enacted to regulate mobile application information services, or the App, the App providers (including App owners or operators) and online App stores. App service providers are required to obtain relevant qualifications pursuant to PRC laws and regulations.

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained a certain value-added or telecommunications service licenses for the operations of internet content service from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019 and certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022. Our online investment platform, Juzi Licai, operated by Qianhai Juzi, would be required to obtain a certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. Furthermore, it is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

Online Culture Operating Permit

The Provisional Measures on Administration of Internet Culture issued by the Ministry of Culture in February 2011 and effective in April 2011, and other related rules require an entity to obtain an Online Culture Operating Permit from the applicable provincial level cultural administrative authority before engaging in activities related to “online cultural products,” which is defined as cultural products produced, disseminated and circulated via the internet. Pursuant to Interim Measures for the Administration of Online Games promulgated by the Ministry of Culture in June 2010 and effective in August 2010, an entity is required to obtain an Online Culture Operating Permit to engage in transaction service of virtual currencies used for online games. We provide platform services for trading virtual currencies used for online games on Fenqile. We have obtained an Online Culture Operating Permit from the Guangdong Municipal Bureau of Culture in March 2017 which will remain valid until March 2020.

Regulations Relating to Online Consumer Finance Services

Regulations Relating to Loans Between Individuals

The PRC Contract Law recognizes the validity of loan agreement between natural persons and provides that a loan agreement becomes effective when an individual lender provides the loan to an individual borrower. The Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015 and effective in September 2015, or the Private Lending Judicial Interpretations, agreements between a lender and a borrower on loans with annual interest rates below 24% are valid and enforceable. With respect to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the obligations to pay interest payment in excess of the maximum interest rate allowed will be invalidated.

In addition, according to the Contract Law, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. The Opinions for Financial Judgment Work issued by the Supreme People’s Court in August 2017 further specify that the relationship between online lending intermediary and each party of online lending loan agreement shall be defined as an intermediary contractual relationship, and the intermediary service fees charged by an online lending intermediary to circumvent the legal limit of interest of private lending shall be invalid. Our services offered on Juzi Licai constitute intermediary service, and the agreements by and between Qianhai Juzi, customers and/or individual investors on Juzi Licai are intermediation contracts under the Contract Law.

Regulations Relating to Illegal Fund-Raising and Unapproved Loan Facilitation

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and amended in January 2011, or the Measures for the Banning of Illegal Financial Business Operations, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which came into force in January 2011, or the Illegal Fund-Raising Judicial Interpretations. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all of the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short messaging service advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) in an amount exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fundraising activities have caused baneful influences to the public or have led to other severe consequences. An offender who is a natural person is also subject to criminal liabilities but with lower thresholds.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as intermediaries for customers and retail investors. In addition, we do not directly receive any funds from retail investors in our own accounts, as funds loaned through our platform are deposited into and settled by a third-party custody account managed by China Guangfa Bank.

The Measures for the Banning of Illegal Financial Business Operations also prohibits facilitating loans to the public without the approval of the PBOC. The General Rules on Loans issued by the PBOC in June 1996 further provides that a financial institution shall conduct the loan business with the approval of the PBOC. The funding of loans by us without going through network microcredit companies or trusts may render us to be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may be subject to supervision and restrictions on lending under such PRC laws and regulations.

Regulations Relating to Online Lending Information Intermediary Service Agency

In July 2015, ten PRC regulatory agencies, including the People’s Bank of China, or the PBOC, the MIIT and the China Banking Regulatory Commission, or the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fundraising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custody accounts with qualified banks to hold customer funds as well as information disclosure requirements.

In April 2016, to further implement the requirements specified in the Guidelines, the General Office of the State Council and fifteen regulatory agencies (including the CBRC) promulgated the Implementation Plan of Specific Rectification for Risks in Internet Finance and the Implementation Plan of Specific Rectification for Risks in Online Peer-to-Peer Lending, or the Implementation Plans. The Implementation Plans emphasize several requirements that are contemplated for the rectification of the peer-to-peer lending service industry, which include, among others, that (i) an online peer-to-peer lending service provider is an information intermediary; (ii) the lending through the online platform conducted by such service provider meets the standards of direct lending, namely the direct lending from individuals to individuals realized through the online platform; (iii) the online peer-to-peer lending service provider shall not violate regulatory “red lines”, including setting up any capital pools, financing for itself, promising on a guarantee of principal and interest and etc.; (iv) the funds of lenders and borrowers shall be deposited with eligible third-party custodian accounts and (v) full, timely and objective disclosure of the information, and the establishment of information security measures.

In August 2016, four PRC regulatory agencies, including the CBRC, the MIIT, the MPS and Cyberspace Administration of China, published the Interim Measures. The Interim Measures define online lending intermediaries as the financial information intermediaries that are engaged in online peer-to-peer lending information business and provide lenders and borrowers with lending information services, such as information collection and publication, credit rating, information interaction and loan facilitation. Consistent with the Guidelines, the Interim Measures prohibit online lending intermediaries from providing credit enhancement services and collecting funds directly or indirectly, and require, among others, (i) that online lending intermediaries intending to provide online lending information agency services and its subsidiaries and branches must make relevant record-filing with local financial regulatory authorities with which it is registered after obtaining the business license; (ii) that online lending intermediaries operating telecommunication services must apply for relevant telecommunication service license after the completion of the record-filing and registration with the local financial regulatory authority; and (iii) that online lending intermediaries must materially specify the online lending information intermediary in the business scope.

The Interim Measures list the following businesses that an online lending intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves whether or not in disguised form; (ii) accepting or collecting directly or indirectly the funds of lenders; (iii) providing lenders with guarantee or promise on guarantee of principal and interest directly or in disguised form; (iv) publicizing or promoting financing projects at physical locations; (v) extending loans, except otherwise as provided by laws and regulations; (vi) splitting the term of any financing project; (vii) offering wealth management and other financial products by themselves to raise funds, and selling as an agent bank wealth management, securities company asset management, fund, insurance or trust products and other financial products; (viii) conducting asset securitization business or realizing transfer of creditors’ rights in the forms of asset packaging, asset securitization, trust assets, fund shares, etc.; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, agency in sale, brokerage and other business except as permitted by laws, regulations and relevant regulatory provisions on online peer-to-peer lending; (x) falsifying or exaggerating earnings outlook of financing projects, concealing the defects and risks of financing projects, making false advertising or promotion, etc., by using ambiguous words or other fraudulent means, fabricating or spreading false or incomplete information impairing the business reputation of others or misleading lenders or borrowers; (xi) providing information intermediary services for high-risk financing which uses the borrowed funds for investment in stocks, over-the-counter fund distribution, futures contracts, structured funds and other derivative products; (xii) engaging in businesses such as crowd-funding in equity; and (xiii) other activities prohibited by the laws, regulations and the regulatory provisions on online peer-to-peer lending. In addition, the Interim Measures stipulate that online lending intermediaries shall not operate businesses other than risk management and necessary business processes such as information collection and confirmation, post-loan tracking and pledge management in accordance with online lending regulations, via offline physical locations. Furthermore, the Interim Measures provide that online lending intermediaries shall, based on their risk management capabilities, set upper limits on the loan balance of a single borrower borrowing both from one online lending intermediary and from all online lending intermediaries. In the case of natural persons, this limit shall not be more than RMB200,000 for one online lending intermediary and not more than RMB1 million in total from all platforms, while the limit for a legal person or organization shall not be more than RMB1 million for one online lending intermediary and not more than RMB5 million in total from all platforms.

Moreover, the Interim Measures require that each online lending intermediary (i) separate its own capital from funds received from lenders and borrowers and (ii) select a qualified banking financial institution as its funding custodian institution, which shall perform custody and administrative responsibilities as required.

The Interim Measures also set out certain additional requirements applicable to online lending intermediaries on, among other things, the real-name registration of lenders and borrowers, the risk control, internet and information security, limits on the fund collection period (up to 20 business days), allocation of charges, personal credit management, file management, lenders and borrowers protection, prohibition on making decisions by online lending intermediaries on behalf of the lender without the authorization of the lender, administration of electronic signatures and information disclosure.

Any violation of the Interim Measures by an online lending intermediary may subject such online lending intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but are not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines of up to RMB30,000.

If any online lending intermediary established prior to the implementation of these Interim Measures fail to conform to the provisions of these Interim Measures, the local financial regulatory authority shall require such online lending intermediary to make rectification, and the rectification period shall not exceed 12 months.

In April 2017, CBRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize that the Interim Measures and the supporting mechanism (including but not limited to the record-filing mechanism and the fund custodian mechanism) shall be strictly implemented.

In April 2017, the Online Lending Rectification Office issued the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the Online Lending Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and require such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The Online Lending Rectification Office also issued a list of cash loan business activities that are to be examined.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model.

With respect to network microcredit companies, the Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of network microcredit companies and the approval of any microcredit business across provinces. The Circular 141 also specifies that network microcredit companies shall not provide campus loans, and should suspend the funding of network micro-loans with no specific scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be separately specified by authorities. Further detailed requirements on network microcredit companies are provided in a rectification implementation plan issued by the Online Lending Rectification Office on December 8, 2017. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Microcredit.”

The Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including, among other things, (i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers.

In additions, the Circular 141 emphasizes several requirements on the online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance.

Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, order to cease business operation, and criminal liabilities.

Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency

In November 2016, the CBRC, the MIIT and the SAIC, jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries.

According to the Record-filings Guidelines, a newly established online lending information intermediary shall make the record-filings and registration with the local financial regulatory authority after obtaining the business license; while with respect to any online lending information intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings and registration submitted by a qualified online lending information intermediary, or any online lending information intermediary which has completed the rectification confirmed by relevant authorities.

On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•                  Requirements relating to risk reserve funds. The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Moreover, online lending information intermediaries are prohibited from promoting their services by publicizing the risk reserve funds, and authorities shall actively encourage the online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.

•                  Requirements to qualify for record-filing. The Circular 57 sets forth certain requirements which an online lending information intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending information intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the CBRC Circular 26 and the Circular 141; and (iii) the online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

•                  Requirements relating to the timing of record-filing. The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018.

In January 2018, the SFO, issued the Notice on the Work to Further Rectify Online Lending Information Intermediaries, pursuant to which (i) the online lending information intermediaries in Shenzhen that did not receive an onsite inspection notice before shall conduct self-ratification in accordance with the Guideline Form to Acceptance Inspection of Ratification of Online Lending Information Intermediaries in Shenzhen attached thereto, and submit an application for inspection with financial regulatory authority before February 5, 2018, with an executed version of such Guideline Form; (ii) the online lending information intermediaries completed onsite inspection before shall expedite the ratification in accordance with the requirement of the CBRC and competent regulatory authority in Shenzhen; and (iii) any existing business that fall under “thirteen prohibited actions” or exceeds the Individual Lending Amount Limit shall be suspended by the end of June 2018, and online lending information intermediaries in violation of the forgoing provision shall not be accepted for record-filing.

In March 2017, we received two letters from SFO that identified certain non-compliance issues in our business after onsite inspection and we have implemented the corresponding rectification measures, see “Item 3. Key Information—D. Risk Factor—Risks Related to Our Business and Industry — Our operations have been and may need to continue to be modified to ensure full compliance with the laws and regulations governing the online consumer finance industry, including those governing campus online lending, which may materially and adversely affect our business and results of operations.” As of the date of this annual report, we are in the process of preparing application materials for acceptance inspection of the rectification as required by local financial regulatory authority (including the application report, legal opinions and special audit report). However, the local financial regulatory authority in Shenzhen are still in the process of drafting detailed implementation rules regarding the record-filing procedures, and to our knowledge, none of the online information intermediaries, including us, have been permitted to submit such application for record-filing in Shenzhen, and we cannot assure you that once submitted, our application will be accepted by the relevant government authorities.

Regulations Relating to Funds Custodian of Online Lending

The Interim Measures purport, among other things, to require an online lending intermediary to carry out isolated management of its proprietary funds and the funds of lenders and borrowers and choose an eligible banking financial institution as the custodian institution for the funds of lenders and borrowers. Pursuant to the Interim Measures, the depositary shall enter into fund custodian agreements with an online Information Intermediary, the borrowers, the lenders and/or other related parties, and conduct custodian, transfer, payment, accounting and supervision of the funds of lenders and borrowers pursuant to such agreements.

In February 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

Apart from the requirements set forth in the Interim Measures and the Guidelines, the Custodian Guidelines impose certain responsibilities on online lending intermediaries, including entering into fund custodian agreements with only one commercial bank to provide fund custodian services, and organizing independent audit on funds custodian accounts of borrowers and investors and various other services. The Custodian Guidelines also provide that online lending intermediaries are permitted to develop an online lending fund custodian business only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the competent industry and commerce administration authority; (ii) filing records with the local financial regulatory authority; and (iii) applying for a corresponding telecommunications service license pursuant with the relevant telecommunication authorities. The Custodian Guidelines also require online lending intermediaries to perform various obligations, and prohibits them from advertising their services except in accordance with certain exposure requirements, the interpretation and applicability of which is unclear, as well as certain oversight requirements. The Custodian Guidelines also sets forth other business standards and miscellaneous requirements for depositories and online lending intermediaries as well. Online lending intermediaries and commercial banks conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

We have entered into an online lending fund custodian agreement with China Guangfa Bank, pursuant to which China Guangfa Bank shall set up separate custodian accounts for funds of lenders and customers on Juzi Licai, and shall perform fund custody, payment and settlement services on Juzi Licai.

Regulations Relating to Information Disclosure by Online Lending Intermediary

The Interim Measures stipulate certain requirements on the information disclosure by an online lending intermediary, which include, among other things: (i) full disclosure of the basic information of borrowers and the financing projects, the risk assessment results and potential risk of the projects, the use of funds, and other related information on the official websites; and (ii) submission of the regular information disclosure announcements and other relevant documents to the local financial regulatory authorities for records, and preservation of such documents at the intermediary’s domicile for inspection by the public. Pursuant to the Interim Measures, detailed rules on the information disclosure by an online lending intermediary shall be formulated separately.

In August 2017, the General Office of the CBRC released the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guidelines. Consistent with the Interim Measures, the Information Disclosure Guidelines emphasize the requirement of information disclosure by an online lending intermediary and further, detail the frequency and scope of such information disclosure. Any violation of the Information Disclosure Guidelines by an online lending intermediary may subject the online lending intermediary to certain penalties under Interim Measures. In addition, the Information Disclosure Guidelines require online lending intermediaries that do not fully comply with the Information Disclosure Guidelines in conducting their business to rectify the relevant activities within six months after the release of the Information Disclosure Guidelines.

We have implemented and will continue to implement various policies and procedures to conduct our business and operations to comply such Interim Measures and the Information Disclosure Guidelines, including: maintaining a section on official website and APPs for disclosing the basic information of Juzi Licai, the borrowers and the financing projects on Juzi Licai.

Regulations Relating to Campus Online Lending

In April 2016, the General Office of the Ministry of Education, or the MOE, and the General Office of the CBRC jointly issued the Notice on Education and Guidance Work and Strengthening the Risks Prevention of Campus Delinquency Online Lending, or the Education and Guidance Work Notice. The Education and Guidance Work Notice provides that (i) the local financial regulatory authority shall closely monitor the online lending intermediaries’ actions, such as false and misleading advertising and promotion, or other actions that may mislead the lenders or borrowers, and strengthen the supervision and the risk warnings of online lending intermediaries’ advertising and promotional activities focusing on those college students, as well as those online lending intermediaries who neglect to conduct borrower qualification examination; and (ii) the corresponding response measures and plan for non-compliant campus online lending shall be established and improved; and any non-compliant online lending intermediary that has advertised and promoted its services within the campus and thus may infringe upon the legal rights of the students, cause safety hazards or lack advance permission, shall promptly be reported to the relevant regulatory authorities and be dealt with pursuant to the applicable laws.

In October 2016, six PRC regulatory agencies, including the CBRC, the Office of the Central Leading Group for Cyberspace Affairs and the MOE, jointly issued the Notice on Further Strengthening the Rectification of Campus Online Lending, or Rectification of Campus Online Lending Notice. The Rectification of Campus Online Lending Notice strengthens and details the remediation measures of the online lending business focusing on the students, or campus online lending, and provides the following: (i) providing online lending service to college students under the age of eighteen is prohibited (for college students over eighteen, the person engaging in campus online lending must verify the secondary repayment source of such borrower (which could be the borrower’s parents, guardian, or other custodian), obtain the written undertaking documents consenting to the loan and the repayment guarantee from the secondary repayment source of such borrower, and verify the identity of the secondary repayment source of such borrower through the phone or other methods); (ii) prohibits false and fraudulent advertising and promotion through the use of discriminatory and misleading language or other methods, and the distribution of false or incomplete information to mislead college students borrowers; (iii) prohibits publicizing or promoting lending services at physical locations (excluding electronic means such as the internet) either by persons engaging in campus online lending themselves or by a third party; or (iv) prohibits usurious loans in disguised forms by charging various fees such as procedure fee, overdue fine, service fee and recovery fee, or forcing repayment by illegal collection.

In addition, the Rectification of Campus Online Lending Notice requires that the person engaging in campus online lending shall establish the three mechanisms, namely borrower qualification examination, risk monitoring and customer information protection, as follows: (i) to establish borrower qualification examination and classification system to ensure that the borrowers have the repayment capacity for the loan pursuant to the relevant agreement; (ii) to establish risk monitoring system to further strengthen information disclosure and to provide risk warnings to borrowers, and to ensure that the lending procedures and the key elements of the loan are open and transparent; and (iii) to establish the customer information protection mechanism, by implementing the Order for the Protection of Telecommunication and Internet User Personal Information and other relevant criteria and by conducting the information system gradation registration and testing, to strength customer information protection and ensure the legality and information security during the collection, settlement and use of lenders’ and borrowers’ information.

Pursuant to the Rectification of Campus Online Lending Notice, the local financial regulatory authorities and the branches of the CBRC shall jointly conduct a thorough examination and centralized rectification of persons engaging in campus online lending. When the violation is determined to be minor, rectification shall be made within a prescribed time limit; and when the conduction of the rectification is refused or the violation is determined to be material, such person’s business of campus online lending could be suspended, shut down or banned according to the applicable laws. Any person that is suspected to be involved in any malicious fraud or other serious extraordinary activities shall be severely punished. In any case involving criminal activities, the relevant person shall be dealt with by relevant judicial authorities.

In April 2017, CBRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize the relevant requirements on the campus online lending business provided in the Rectification of Campus Online Lending Notice, which include the prohibitions of: (i) marketing to individuals unable to repay loans; (ii) providing online lending service to college students under the age of eighteen; (iii) conducting false and fraudulent advertising and promotion; or (iv) providing usurious loans in disguised forms.

In May 2017, CBRC, MOE and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. The CBRC Circular 26 provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all Campus Online Lending business conducted by the Online Lending Information Intermediaries shall be suspended and the outstanding balance of Online Campus Lending loans shall be gradually reduced until reaching a zero balance.

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBRC and the PBOC in May 2008 allows provincial governments to approve the establishment of microcredit companies on a test basis. Based on this guidance, many provincial governments in China, including that of Jiangxi Province, promulgated local implementation rules on the administration of microcredit companies. For example, Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, promulgated Measures for the Supervision and Administration of Microcredit Companies in Jiangxi Province (Trial Version) in March 2012, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microcredit companies, in accordance with which, among other requirements, (i) the microcredit companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the microcredit company shall engage in the loan business in the place of registration and in or around the surrounding counties within the same municipality of the place of registration, and the loan balance for the borrowers in the county of registration shall not be less than the 60% of the aggregate loan balance.

Jiangxi Financial Service Office further issued the Guidelines for the Supervision and Administration of Network Microcredit Companies of Jiangxi Province (for Trial Implementation) in September 2016, or Jiangxi Network Microcredit Companies Guidelines, to provide more specific rules on the supervision and administration of network microcredit companies in Jiangxi Province, pursuant to which, among other things, the network microcredit company could raise funds through transferring credit asset and asset-backed securitization with the approval of the regulatory authority, apart from the capital contributions paid by its shareholders and loans from no more than two banking financial institutions. In addition, Jiangxi Network Microcredit Companies Guidelines require that (i) the network microcredit company shall primarily conduct its microcredit loan business through the internet, and that the working capital used in the microcredit loan business through the internet shall be no less than 70% of the aggregate working capital of such network microcredit company, and (ii) the aggregate loan balance within the municipality where such network microcredit company is located shall be no less than 30% of the aggregate loan balance of the network microcredit company.

In November 2017, the Internet Finance Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Network Microcredit Companies, which took effect immediately and provides that the relevant regulatory authorities of microcredit companies at all levels shall suspend the approval of the establishment of network microcredit companies and the approval of any microcredit business conducted across provincial lines.

On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, which emphasizes the suspension of approving new network microcredit companies and further imposes measures to strengthen the regulation of network microcredit companies. See “—Regulations Relating to Online Consumer Finance Services.”

On December 8, 2017, the Online Lending Rectification Office promulgated the Implementation Plan of Specific Rectification for Risks in Microcredit Companies and Network Microcredit Companies, or the Rectification Implementation Plans of Network Microcredit Companies. Pursuant to the Rectification Implementation Plans of Network Microcredit Companies, “network micro-loans” are defined as micro-loans provided through the internet by network microcredit companies controlled by internet enterprise. The features of network micro-loans include online borrower acquisition, credit assessment based on the online information collected from the business operation and internet consumption, as well as online loan application, approval and funding.

Consistent with the Guidance on the Pilot Establishment of Microcredit Companies and the Circular 141, the Rectification Implementation Plans of Network Microcredit Companies emphasize several aspects where inspection and rectification measures must be carried out for the network micro-loans industry, which include, among others, (i) the network microcredit companies shall be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and the approved network microcredit companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct network micro-loan business (including the qualification of sponsor shareholders, the sources of borrowers, the internet scenario and the digital risk-management technology); (iii) whether the qualification and funding source of the shareholders of network microcredit companies are in compliance with the applicable laws and regulations; (iv) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (v) whether campus loans, or network micro-loans with no specific scenario or designated use of loan proceeds are granted; (vi) with respect to the loan business conducted in cooperation with third-party institutions, whether the network microcredit companies outsource the core business (including the credit assessment and risk control), or accept any credit enhancement service (whether or not in a disguised form) provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interests or fees from the borrowers; and (vii) entities that conduct network micro-loans business without relevant approval or license for lending business.

The Rectification Implementation Plans of Network Microcredit Companies also set forth that all related institutions shall be subject to inspection and investigation before the end of January 2018. Depending on the results, different measures shall be taken before the end of March 2018: (i) for institutions holding network microcredit licenses but do not meet the qualification requirements to conduct network micro-loan business, their network microcredit licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approving authorities; (ii) for institutions holding network microcredit licenses that meet the qualification requirements to conduct network micro-loan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loan and the cooperation with third-party institutions, such institutions shall take rectification measures in a period separately specified by authorities, and in the event that the rectification does not meet the authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of license and orders to cease business operation.

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which has obtained the authority’s permission.

Regulations Relating to Financing Guarantee

In August 2010, CBRC, NDRC, MIIT, MOC, PBOC, SAIC and Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. The Financing Guarantee Regulations define “financing guarantee” as a guarantee provided for the debt financing (including but not limited to the extension of loans or issuance of bonds), and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB 1,000,000 and criminal liabilities. The Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

In April 2018, seven PRC regulatory agencies including the CBIRC, the National Development and Reform Committee and the MIIT, jointly issued four supporting documents, or the CBIRC Circular 1, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing Guarantee Companies, to set forth implementation measures of the Financing Guarantee Regulations. These measures covers various aspects of business operations of financing guarantee companies, including certain limits on outstanding guarantee liabilities and liability-to-asset ratio, and the requirements on cooperation model with the banking financial institutions. Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we intend to provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our funding partners on our direct lending programs, has obtained the license to conduct financing guarantee business in September 2017, which will remain valid until September 2022.

Regulations Relating to Anti-Money Laundering

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require the internet finance industry, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including establishing a customer identification program, monitoring and reporting of suspicious transactions, preserving customer information and transaction records, and providing assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementation rules to further specify the anti-money laundering obligations of the internet finance industry.

Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc.

In addition, the Custodian Guidelines require that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with the depositary to fulfill anti-money laundering obligations.

We have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The NPC has enacted the Decisions on Preserving Internet Security in December 2000 as amended in August 2009, which subjects violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in leaking state secrets or spreading socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

In recent years, the PRC government authorities have enacted laws and regulations on internet use to protect users’ personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012, the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013 and came into force in September 2013, any collection and use of user personal information must (i) be subject to the consent of the user, (ii) abide by the principles of legality, rationality and necessity and (iii) be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to transgressions upon order, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situations. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to severe criminal penalties. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the Standing Committee of the NPC released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

The Guidelines and the Interim Measures also set out certain requirements applicable to online lending intermediaries on, among other things, internet and information security. For example, an online lending intermediary shall in accordance with the relevant provisions on internet security of the state and the requirements of the state’s system for classified protection of information security, conduct the record-filing of the class determination and class testing of information systems, and possess perfect internet security facility and management systems.

Regulations Relating to Online Transactions

The principal legislation with respect to the online and mobile commerce industry is the Online Transactions Measures. The Online Transactions Measures impose more stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant’s business licenses or a link to such business license. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products. Moreover, consumers are generally entitled to return the products sold by an online trading operator within seven days upon the receipt thereof and are not required to provide reasons for such return. In addition, the Online Transactions Measures specifies that online distributors or related service operators, as well as marketplace platform providers, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including but not limited to carrying out any fictitious transactions and deleting any unfavorable comments.

In November, 2017, the Standing Committee of the NPC released a newly amended Anti-unfair Competition Law of the PRC, or the Anti-unfair Competition Law, which was implemented on January 1, 2018. Such newly amended Anti-unfair Competition Law further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB 200,000 to RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

We are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Product Quality and Consumer Rights Protection

Pursuant to the Product Quality Law of PRC promulgated by the Standing Committee of the NPC in February 1993, and as amended in July 2000 and further amended in August 2009, or the Product Quality Law, a seller must establish and practice a check-for-acceptance system for replenishment of its stock, and examine the quality certificates and other marks and must also adopt measures to keep the products for sale in good quality. Violation of the Product Quality Law could result in various penalties, including the imposition of fines, suspension of business operations, revocation of business licenses or criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, and the Online Transactions Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the NPC in December 2009 and took effect in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

We are subject to these laws and regulations as an online supplier of commodities and a provider of an online marketplace platform.

Regulations Related to Internet Advertising

In April 2015, the Standing Committee of the NPC released the Advertising Law, which took effect in September 2015. Pursuant to the Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, were adopted by the SAIC and became effective on September, 2016. The Internet Advertising Measures regulate internet advertisement, which are defined as commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without users’ permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising.

Although sufficient measures have been implemented by us to comply with these laws and regulations, we cannot assure you that all advertisements we display are in compliance with the regulatory requirements under such laws and regulations, and failure to comply with such laws and regulations would materially and adversely affect our business, financial condition, results of operations and prospects.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.   Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, promulgated in February 2010 and taking effect in April 2010, or the Copyright Law, and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent.  The Patent Law of the PRC, promulgated in December 2008 and becoming effective in October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

Trademark.  The Trademark Law of the PRC, promulgated in August 2013 and taking effect in May 2014, or the Trademark Law, and the rules implemented thereunder protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name.  Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004 and becoming effective in December 2004, or the Domain Names Measures. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

We have registered six patents in China, and have applied for 113 patents with the PRC State Intellectual Property Office and we also have three international patents through the procedures under the Patent Cooperation Treaty. We have registered 55 software copyrights with the PRC National Copyright Administration. We have 84 registered domain names, including lexinfintech.com, fenqile.com and juzilicai.com. As of the date of this annual report, we had 164 registered trademarks, including our “Fenqile,”,   ” and “  ” trademarks.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by the NPC and implemented in January 2008, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered to be PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the State Administration of Taxation, or the SAT, in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•                  the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•                  decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•                  the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•                  50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October, 2017, SAT issued Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7 on December 1, 2017. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

There is uncertainty as to the application of Circular 7. Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions are determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7, and we may be required to expend valuable resources to comply with Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations.

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it should be a company as provided in the tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective in November 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Installment (HK) Investment Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Beijing Shijitong Technology Co., Ltd., our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by the State Council as amended in August 2008. Under these regulations, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with SAFE is made.

In November 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In March 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, which became effective in June 2015 and has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises. Circular 19 annulled the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, and the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas, and lifted some foreign exchange restrictions under Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using a Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which took effect on the same day. Compared to Circular 19, Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F:

LexinFintech Holdings Ltd.
(Cayman Islands)
100%
Installment (HK) Investment Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Beijing Shijitong Technology Co., Ltd.
Shenzhen Lexin Software Technology Co., Ltd.
Beijing Lejiaxin Network Technology Co., Ltd.(3)
Shenzhen Xinjie Investment Co., Ltd.(1)
10%
Shenzhen Qianhai Dingsheng Asset Management Co., Ltd.(4)
100%
Shenzhen Qianhai Juzi Information Technology Co., Ltd.
73.3333%
100%
100%
Shenzhen Fenqile Network Technology Co., Ltd.(2)
Shenzhen Tiqianle Network Technology Co., Ltd.
Shenzhen Dingsheng Computer Technology Co., Ltd.
100%
100%
100%
98.6%
Ji'an Fenqile Network Microcredit Co., Ltd.
Shenzhen Fenqile Trading Co., Ltd.
Shenzhen Mengtian Technology Co., Ltd.
1.4%
Shenzhen Lexin Financing Guarantee Co., Ltd.
Equity control
Contractual arrangements

(1)         The shareholders of Shenzhen Xinjie include Jay Wenjie Xiao (95%) and Wenbin Li (5%). Jay Wenjie Xiao is our chief executive officer and chairman of our board of directors, and Wenbin Li is a non-executive PRC employee.

(2)         The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (73.3333%), Jay Wenjie Xiao (26.5464%) and Richard Qiangdong Liu (0.1072%), an angel investor, and Tibet Xianfeng Changqing Start-up Investment and Management Co., Ltd. (formerly known as Tibet Xianfeng Management Consultation Co., Ltd) (0.0131%), whose shares were transferred from Tibet Xianfeng Huaxing Changqing Investment Co., Ltd., another angel investor.

(3)         The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (94.12%) and Richard Qiangdong Liu (5.88%).

(4)         The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our chief financing cooperation officer, Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%)

(5)         98.6% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Shenzhen Fenqile, while the remaining 1.4% is held by Shenzhen Mengtian Technology Co., Ltd., a wholly owned subsidiary of Shenzhen Fenqile.

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through Beijing Shijitong, with our variable interest entities, the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

We currently conduct our business through our variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

•                  exercise effective control over our variable interest entities and their subsidiaries;

•                  receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and

•                  have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements in relation to our wholly owned subsidiary, Beijing Shijitong, our variable interest entities and their shareholders.

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Business Cooperation Agreements. Beijing Shijitong entered into exclusive business cooperation agreements with each of our variable interest entities. Pursuant to these agreements, Beijing Shijitong or its designated party has the exclusive right to provide our variable interest entities with comprehensive business support, technical support and consulting services. Without Beijing Shijitong’s prior written consent, our variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. Our variable interest entities agree to pay service fees in an amount determined by Beijing Shijitong based on respective profit calculated as revenue minus cost agreed and recognized by Beijing Shijitong of our variable interest entities for the relevant period on an yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. Beijing Shijitong owns the intellectual property rights arising out of the services performed under these agreements. Unless Beijing Shijitong terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by Beijing Shijitong through a 30-day advance written notice, our variable interest entities have no right to unilaterally terminate these agreements.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

Power of Attorney. Through a series of power of attorney, each shareholder of our variable interest entities irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in our variable interest entities, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Equity Pledge Agreement. Beijing Shijitong has entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his, her or its respective equity interest in our variable interest entities to Beijing Shijitong to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement (applicable to the contractual arrangements with Qianhai Dingsheng or Shenzhen Xinjie), the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their respective obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has not been registered with local PRC authorities.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities

Exclusive Option Agreements. Beijing Shijitong has entered into the exclusive option agreements with our variable interest entities. Pursuant to these exclusive option agreements, the shareholders of our variable interest entities have irrevocably granted Beijing Shijitong or any third party designated by Beijing Shijitong an exclusive option to purchase all or part of their respective equity interests in our variable interest entities. The purchase price shall be the lowest price permitted by law. Without Beijing Shijitong’s prior written consent, our variable interest entities shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends or enter into any transactions which have material adverse effects on their business. The shareholders of our variable interest entities also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in our variable interest entities to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective until Beijing Shijitong and/or any third party designated by Beijing Shijitong has acquired all equity interests of our variable interest entities from their respective shareholders.

Loan Agreements. Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng and the loan agreement between Beijing Shijitong and the shareholders of Shenzhen Xinjie, both of which were entered into in 2017, Beijing Shijitong made loans in an aggregate amount of RMB10 million and RMB1 million to the shareholders of Qianhai Dingsheng and Shenzhen Xinjie respectively solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the shareholders can only repay the loans by the transfer of all their equity interests in Qianhai Dingsheng or Shenzhen Xinjie (as applicable) to Beijing Shijitong or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong. In the event that shareholders transfer their equity interests to Beijing Shijitong or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong’s request. The term of both loans are ten years and will be extended automatically for another ten years on each expiration.

In the opinion of Beijing Shihui Law Firm, our PRC counsel: the ownership structures of our variable interest entities currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among Beijing Shijitong, our variable interest entities and their shareholders, are governed by PRC laws or regulations and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement will be deemed validly created only when they are registered with the competent governmental authorities. However, Beijing Shihui Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published the Draft Foreign Investment Law for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, our variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and are subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

D.            Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 11,400 square meters as of the date of this annual report. For our customer services, data verification services and collection services, we lease an area of approximately 1,800 square meters in Shenzhen but at a separate location from our corporate headquarters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 15,000 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from 3 months to 6 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.                        Unresolved Staff Comments

None.

Item 5.                                 Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

Overview

We are a leading online consumer finance platform in China in terms of the outstanding principal balance of loans originated on our platform as of June 30, 2017, according to Oliver Wyman, a market research firm. We strategically focus on serving the credit needs of educated young adults in China.

Our online consumer finance platform, Fenqile, offers customers personal installment loans, installment purchase loans and other loan products. We match customer loans with diversified funding sources, including individual investors on our Juzi Licai platform, institutional funding partners on our direct lending programs, investors of our asset-backed securities and others. We charge fees for our matching services.

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2017, we cumulatively originated RMB76.5 billion (US$11.8 billion) in loans. In 2015, 2016 and 2017, we originated RMB6.1 billion, RMB22.2 billion and RMB47.7 billion (US$7.3 billion) in loans, respectively, representing a CAGR of 179%. As of December 31, 2015 and 2016 and 2017, our outstanding principal balance of loans was approximately RMB3.4 billion, RMB9.9 billion and RMB19.3 billion (US$3.0 billion), respectively. The weighted average tenor of loans originated on our platform in 2016 and 2017 was approximately 10.0 months and 9.5 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(except for number of customers)
Outstanding principal balance (in millions)	3,390	9,899	19,272	2,962
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	3,266	7,712	12,012	1,846
Outstanding principal balance of off-balance sheet loans (in millions)	124	2,187	7,260	1,116
Outstanding principal balance by type of loan product:
Outstanding principal balance of installment purchase loans (in millions)	1,703	2,106	1,677	258
Outstanding principal balance of personal installment loans (in millions)	1,687	7,793	17,595	2,704
Originations (in millions)	6,110	22,197	47,704	7,332
Originations of installment purchase loans (in millions)	2,501	3,154	2,913	448
Originations of personal installment loans (in millions)	3,609	19,043	44,791	6,884
Average customer loan balance	2,881	4,838	6,580	1,011
Number of active customers who used our loan products (in thousands)	1,481	3,005	4,080	N/A
Number of new active customers who used our loan products (in thousands)	1,396	1,923	2,159	N/A
Customer acquisition cost	114	127	99	15

Outstanding principal balance. Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the period. The accounting treatment with respect to outstanding principal balance of loans on our consolidated balance sheets varies, depending primarily on whether we are considered as the primary obligor in the lending relationship. See “—Critical Accounting Policies—On-and off-balance sheet treatment of loans” below.

Originations. Originations represent the total principal amount of the loans we originate during the period. Our customers have the option to postpone or reschedule their monthly repayment. For originations, the principal amount postponed or rescheduled is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations.

Average customer loan balance. Average customer loan balance is calculated by dividing the outstanding principal balance by the number of customers with outstanding loans at the period end.

Number of active customers and new active customers using our loan products. We define an active customer as a customer who uses our loan products at least once during the relevant period. A new active customer during a period is an active customer during the period who did not use our loan products prior to the beginning of this period.

Customer acquisition cost. We define customer acquisition cost as the amount of total costs incurred in connection with acquiring customers during a period divided by the number of the new active customers during the period.

On-and Off-Balance Sheet Treatment of Loans

We access an array of diversified funding sources to ensure that we have scalable and stable funding. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered as the primary obligor in the lending relationship.

We generate financing receivables from providing installment purchase loans and personal installment loans to customers. With respect to the loans funded by individual investors through Juzi Licai and certain institutional funding partners, we have determined that we are the primary obligator in the lending relationship. We generate interest and financial services income from on-balance sheet loans, which is amortized over the terms of financing receivables using the effective interest method.

We do not record financing receivables from loans funded by certain institutional funding partners, such as certain third-party commercial banks, where we are not the primary obligor in the lending relationship. With respect to the off-balance sheet loans, we are obligated to compensate these institutional funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a customer makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. We earn loan facilitation and servicing fees from the customers.

See “—Critical Accounting Policies—On- and off-balance sheet treatment of loans.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

China’s online consumer finance industry has historically been largely unregulated. Recently, PRC regulatory authorities, including the CBRC and the PBOC, have issued guidelines and policy directives relating to the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We modified our operations recently to comply with relevant PRC laws and regulations. For example, in response to certain requirements under the Circular 141, we have made an adjustment to our cooperation model with institutional funding partners by cooperating with these institutional funding partners through Shenzhen Lexin Financing Guarantee Co. Ltd., a subsidiary of Shenzhen Fenqile, which is qualified to provide financing guarantees for the customers on our platform and to charge fees for the relevant guarantee services. In the future, we may be required to make further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes may have a material impact on our future financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

On the other hand, we have closely tracked the development and implementation of new rules and regulations that are likely to affect us. Tighter regulations may increase overall compliance costs of market players, promote more commercially reasonable and sensible credit products, enhance the competitive edge of established market players, and encourage consolidations within the industry. We believe these requirements have created entry barriers for many market players in China and further differentiated us from our competitors. We will continue to ensure timely compliance with existing and new laws and regulations applicable to our business. We believe that our ability to ensure timely and full compliance with these rules and regulations will improve our competitive position in the online consumer finance industry in China.

Economic and market conditions

While we believe we will continue to offer attractive value propositions to customers and funding sources in all economic environments, changes in the overall economy may impact our business in several ways, including demand for our products, credit performance and funding costs.

The demand from our customers and funding sources for our loan products is dependent upon interest rates offered and the return earned relative to other comparable or substitute products. For example, a significant interest rate increase could cause potential customers to defer seeking loans as they wait for rates to settle. Additionally, if weakness in the economy occurs and actual or expected default rates increase, investors and institutional funding partners may delay or reduce their funding of loans on our platform. Furthermore, although we have access to diversified funding sources, in the event of an insufficient amount of liquidity in the financial markets, it may be difficult for us to obtain sufficient funding from our institutional funding partners at a reasonable cost.

In a strong economic climate, demand for our products and services may increase as consumer spending increases. In addition, additional potential customers may qualify for a higher credit limit based on our credit assessment. Traditional lenders may also approve loans for a higher percentage of our potential customers. Young adult professionals may receive higher and more stable salaries or other income, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur.

Sudden changes in economic conditions may affect our actual loan losses. These effects may be partly mitigated by the fact each loan borrowed by our customers is relatively small, which should be less affected by adverse economic conditions than if the principal amount of each loan were larger.

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain customers

Our operating revenue grew significantly in 2016 and 2017 primarily as a result of growth in loan originations on our platform. In 2016 and 2017, we originated RMB22.2 billion and RMB47.7 billion (US$7.3 billion) in loans, respectively. As of December 31, 2015, 2016 and 2017, we had approximately RMB3.4 billion, RMB9.9 billion and RMB19.3 billion (US$3.0 billion), respectively, in outstanding principal balance of loans. Growth in our loan originations and outstanding principal balance has been driven primarily by the addition of new customers and increasing business from existing customers. The number of our active customers grew from approximately 1.5 million in 2015 to approximately 3.0 million in 2016, and further grew to approximately 4.1 million in 2017. We anticipate that our future growth will continue to depend in part on attracting new customers.

In addition, we believe the repeat borrowing behavior of our existing customers will be important to our future growth. Of all active customers on our platform in 2015, 2016 and 2017, approximately 63%, 74% and 80%, respectively, were repeat customers who had successfully borrowed on our platform at least once previously. We believe our significant number of repeat customers is primarily due to our ability to address the credit needs of our targeted customer cohort, the superior customer experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

Ability to satisfy our customers’ growing financial needs

Creating value by satisfying our customers’ growing financial needs will be an important component of our future performance. We seek to grow with our customers and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In late 2014, we began to offer personal installment loans in addition to installment purchase loans on our platform. The outstanding principal balance of personal installment loans grew significantly from RMB1.7 billion as of December 31, 2015 to RMB7.8 billion as of December 31, 2016, and further grew to RMB17.6 billion (US$2.7 billion) as of December 31, 2017. In addition, as our college student customers build their credit history with us and enter the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

For illustration, below is a cohort analysis on the customers we acquired in the three months ended March 31, 2015. This analysis compares certain metrics of this customer cohort for each three-month period from April 1, 2015 through December 31, 2017. We selected this cohort because it contains sufficient periods to demonstrate contribution after initial acquisition, and we believe that the trends reflected by this cohort are representative of the value of our other customers.

	As of or for the three months ended
	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
Active customers(1)	38.5%	51.2%	58.3%	58.7%	59.5%	57.9%	55.9%	52.3%	50.0%	49.5%	48.1%
Average available credit line per customer (RMB)(2)	6,423	7,018	7,487	7,515	7,649	7,969	10,408	10,885	12,465	13,598	14,714
Average customer loan balance (RMB)	3,331	3,181	3,352	3,595	4,268	5,977	7,278	7,897	8,354	8,996	9,738
30-day delinquency rate	2.1%	2.2%	1.4%	1.6%	1.8%	1.5%	1.5%	1.6%	1.7%	1.3%	0.9%

(1)         Represents the percentage of active customers in this cohort during each relevant period.

(2)         Includes both on- and off-balance sheet loans, depending on our relationship with the relevant funding source after the loan is originated to the customer and matched with the funding source. See “—Critical Accounting Policies—On- and Off-Balance Sheet Treatment of Loans.”

Ability to control customer acquisition cost

Our results of operations depend in part on our ability to control customer acquisition cost. Our educated young adult customers are often geographically concentrated and socially connected, which enables us to achieve effective customer acquisition through customer referrals. As a result, word-of-mouth referrals have been an effective driver of the continued growth of our customer base. In addition, we also seek to attract and retain more educated young professionals by offering products and services that cater to their evolving consumption needs. Our e-commerce channel on Fenqile, for example, offers a wide variety of competitively priced products across categories that specifically meet the shopping needs of our targeted customer cohort. Furthermore, our operational team provides ongoing customer service by addressing our customers’ questions in using our platform, which enhances user experience and customer loyalty. We also use a diverse array of online marketing channels to attract customers, including using social media such as WeChat and Weibo and press outlets to help drive brand awareness, using paid placement on major online search engines in China, partnering with leading websites such as Jumei that are able to reach quality customers with credit needs, and working with online advertising channels such as app stores to promote our mobile applications.

Our customer acquisition cost amounted to RMB114, RMB127 and RMB99 (US$15) per new active customer in 2015, 2016 and 2017, respectively.

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our customers’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. As of December 31, 2017, Juzi Licai had over 114,000 individual investors who had outstanding investments, with an average asset under management of RMB85,819 (US$13,190). As of December 31, 2017, we had over 30 funding partners, including commercial banks, consumer finance companies, other licensed financial institutions and peer-to-peer lending platforms. Since 2016, we have also offered four public and private asset-backed securitization programs.

For off-balance sheet loans we originate, a change in the interest rate charged by our funding partners may affect the loan facilitation and servicing fees we earn from customers. In the event the interest rate increases, the spread between our fees charged to the customers and the interest rate charged by the funding partners will decrease, to the extent we cannot correspondingly increase the fee rate we charge our customers.

Effectiveness of risk management

Our ability to effectively segment customers into appropriate risk profiles impacts our ability to attract and retain customers, as well as our ability to offer investors and funding partners attractive risk-adjusted returns. We take an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. We intend to optimize our fraud detection capabilities, improve the accuracy of our credit assessment model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Loan Performance Data

Delinquency rates

We define delinquency rate as outstanding principal balance of loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off.

The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2015, 2016 and 2017:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	1.66%	0.38%	0.22%	0.47%
December 31, 2016	1.32%	0.55%	0.43%	0.84%
December 31, 2017	1.55%	0.56%	0.45%	1.14%

The following table provides our delinquency rates for installment purchase loans that were outstanding as of December 31, 2015, 2016 and 2017:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	1.13%	0.28%	0.15%	0.38%
December 31, 2016	0.79%	0.37%	0.34%	0.85%
December 31, 2017	0.79%	0.25%	0.18%	0.62%

The following table provides our delinquency rates for personal installment loans that were outstanding as of December 31, 2015, 2016 and 2017:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2015	2.21%	0.48%	0.29%	0.57%
December 31, 2016	1.46%	0.59%	0.45%	0.84%
December 31, 2017	1.63%	0.59%	0.47%	1.20%

M6+ charge-off rates

During 2015, 2016 and 2017, the total amount of loans that were charged off after 180 days past due was 1.25%, 1.73% and 3.59%, respectively, of the average outstanding principal balance during the relevant period.

We define M6+ charge-off rates as, with respect to loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that become over six months delinquent during a specified period, divided by the total initial principal of the loans originated in such vintage. The following chart displays our historical M6+ charge-off rates as of December 31, 2017 for each vintage of a three-month period from January 1, 2015 to June 30, 2017.

Key Components of Our Results of Operations

Operating revenue

We generate our operating revenue from sales of products and services on our e-commerce channel and the provision of financial services.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online direct sales	2,164,393	85.7	2,770,634	63.9	2,534,983	389,620	45.4
Services and others	—	—	5,060	0.1	31,950	4,911	0.6
Online direct sales and services income	2,164,393	85.7	2,775,694	64.0	2,566,933	394,531	46.0
Interest and financial services income	325,601	12.9	1,373,559	31.7	2,443,761	375,599	43.8
Loan facilitation and servicing fees	661	0.0	54,201	1.2	378,892	58,235	6.8
Other revenue	34,287	1.4	135,232	3.1	192,603	29,603	3.4
Financial services income	360,549	14.3	1,562,992	36.0	3,015,256	463,437	54.0
Total operating revenue	2,524,942	100.0	4,338,686	100.0	5,582,189	857,968	100.0

Online direct sales and services income. We generate revenue from our e-commerce channel from both online direct sales and services and others. Revenue from services and others primarily consists of commissions earned from third-party sellers made on our online marketplace through our e-commerce channel.

Financial services income

•                  Interest and financial services income. We generate interest and financial services income on financing receivables originated from providing installment purchase loans and personal installment loans.

•                  Loan facilitation and servicing fees. With respect to off-balance sheet loans, we earn loan facilitation and servicing fees from customers. We charge service fees to customers by deducting relevant fees from the monthly repayment to the institutional funding partners. We provide intermediary services to both the customers and the funding partners, including loan facilitation and matching, account maintenance, collection, and payment processing services to the customers and financial guarantee services to the funding partners.

•                  Other revenue. Other revenue includes fees collected for early repayment and late payment for on-balance sheet loans, which is calculated as a percentage of interest over the prepaid principal loan amount in the case of an early repayment or a percentage of past due amounts in the case of a late repayment.

Operating cost

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	2,309,586	88.9	2,894,025	77.4	2,634,142	404,860	61.8
Funding cost	168,470	6.5	491,695	13.2	792,170	121,754	18.6
Processing and servicing cost	51,057	2.0	114,323	3.1	223,916	34,415	5.2
Provision for credit losses	68,287	2.6	236,611	6.3	611,869	94,043	14.4
Total operating cost	2,597,400	100.0	3,736,654	100.0	4,262,097	655,072	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2015, 2016 and 2017.

Funding cost. Our funding cost consists of interest expenses paid to individual investors on Juzi Licai and institutional funding partners to fund financing receivables, and certain fees and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing loans. With respect to on-balance sheet loans, we have determined that direct origination costs, including costs directly attributable to loan originations, such as vendor costs and personnel costs directly related to the time spent by those individuals performing loan origination activities, are insignificant and expensed as incurred and recorded in processing and servicing cost.

Provision for credit losses. We evaluate the creditworthiness and collectability of our loan portfolio on a pooled basis. The provision for credit losses represents an estimate of the losses inherent in our loan portfolio.

Operating expenses

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	243,463	75.0	376,313	63.7	405,505	62,325	48.0
Research and development expenses	40,441	12.4	127,317	21.5	235,292	36,164	27.9
General and administrative expenses	40,962	12.6	87,364	14.8	203,635	31,298	24.1
Total operating expenses	324,866	100.0	590,994	100.0	844,432	129,787	100.0

Sales and marketing. Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs consist primarily of costs of online advertising and offline promotional activities.

Research and development. Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing our technology platform and website, depreciation of server and other equipment, bandwidth and data center costs, and rental expenses.

General and administrative. General and administrative expenses consist of payroll and related expenses for employees engaged in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. There are no taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or, after execution, brought within the jurisdiction of the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, a High and New Technology Enterprise (“HNTE”) is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, which shall be subject to the record-filing with the tax authority at the time of final settlement each year and the examination by the relevant authorities in PRC. Our subsidiary of the VIEs Qianhai Juzi qualified as a HNTE and enjoyed a preferential income tax rate of 15% from 2017 to 2019, and will need to re-apply for the HNTE qualification in 2020. Our subsidiaries of the VIEs Shenzhen Mengtian Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd., and our subsidiary Shenzhen Lexin Software Technology Co., Ltd. qualified as Software Enterprises have been entitled to an income tax exemption for two years beginning with the first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, respectively.

During 2015, 2016 and 2017, our online direct sales revenue from sales of electronic products, home appliance products and general merchandise products were subject to a 17% value-added tax, and our financial services income from services to our customers in the PRC was subject to a 6% value-added tax.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiary distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiaries, variable interest entities or their subsidiaries as of December 31, 2015, 2016 and 2017.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Operating revenue:
Online direct sales	2,164,393	85.7	2,770,634	63.9	2,534,983	389,620	45.4
Services and others	—	—	5,060	0.1	31,950	4,911	0.6
Online direct sales and services income	2,164,393	85.7	2,775,694	64.0	2,566,933	394,531	46.0
Interest and financial services income	325,601	12.9	1,373,559	31.7	2,443,761	375,599	43.8
Loan facilitation and servicing fees	661	0.0	54,201	1.2	378,892	58,235	6.8
Other revenue	34,287	1.4	135,232	3.1	192,603	29,603	3.4
Financial services income	360,549	14.3	1,562,992	36.0	3,015,256	463,437	54.0
Total operating revenue	2,524,942	100.0	4,338,686	100.0	5,582,189	857,968	100.0
Cost of sales	(2,309,586)	(91.5)	(2,894,025)	(66.7)	(2,634,142)	(404,860)	(47.2)
Funding cost	(168,470)	(6.7)	(491,695)	(11.3)	(792,170)	(121,754)	(14.2)
Processing and servicing cost(1)	(51,057)	(2.0)	(114,323)	(2.6)	(223,916)	(34,415)	(4.0)
Provision for credit losses	(68,287)	(2.7)	(236,611)	(5.5)	(611,869)	(94,043)	(11.0)
Total operating cost	(2,597,400)	(102.9)	(3,736,654)	(86.1)	(4,262,097)	(655,072)	(76.4)
Gross profit	(72,458)	(2.9)	602,032	13.9	1,320,092	202,896	23.6
Operating expenses:
Sales and marketing expenses(1)	(243,463)	(9.6)	(376,313)	(8.7)	(405,505)	(62,325)	(7.3)
Research and development expenses(1)	(40,441)	(1.6)	(127,317)	(2.9)	(235,292)	(36,164)	(4.2)
General and administrative expenses(1)	(40,962)	(1.6)	(87,364)	(2.0)	(203,635)	(31,298)	(3.6)
Total operating expenses	(324,866)	(12.8)	(590,994)	(13.6)	(844,432)	(129,787)	(15.1)
Interest expense, net	(1,930)	(0.1)	(48,343)	(1.1)	(75,517)	(11,607)	(1.4)
Investment related impairment	—	—	(5,635)	(0.1)	(932)	(143)	(0.0)
Change in fair value of financial guarantee derivatives	—	—	(5,942)	(0.1)	47,355	7,278	0.8
Others, net	126	0.0	(10,799)	(0.2)	28,013	4,306	0.5
(Loss)/income before income tax expense	(399,128)	(15.8)	(59,681)	(1.2)	474,579	72,943	8.4
Income tax benefit/(expense)	88,934	3.5	(58,258)	(1.3)	(234,227)	(36,000)	(4.2)
Net (loss)/income	(310,194)	(12.3)	(117,939)	(2.5)	240,352	36,943	4.2
Preferred shares redemption value accretion	(51,524)	(2.0)	(62,299)	(1.4)	(82,117)	(12,621)	(1.5)
Income allocation to participating preferred shares	—	—	—	—	(132,241)	(20,325)	(2.4)
Deemed dividend to a preferred shareholder	—	—	(42,679)	(1.0)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(14.3)	(222,917)	(4.9)	25,994	3,997	0.3

(1)         Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Processing and servicing cost	472	0.0	1,067	0.0	5,916	909	0.1
Sales and marketing expenses	3,194	0.1	4,009	0.1	6,611	1,016	0.1
Research and development expenses	3,736	0.1	9,068	0.2	17,089	2,627	0.3
General and administrative expenses	7,086	0.3	9,855	0.2	46,120	7,088	0.8

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating revenue

Operating revenue increased by 28.7% from RMB4,339 million in 2016 to RMB5,582 million (US$858 million) in 2017. This increase was primarily due to a substantial increase in our financial services income.

Online direct sales and services income. Online direct sales and services income decreased by 7.5% from RMB2,776 million in 2016 to RMB2,567 million (US$395 million) in 2017, primarily due to a decrease in online direct sales, partially offset by an increase in services and others.

•                  Online direct sales. Online direct sales were RMB2,535 million (US$390 million) in 2017, compared to RMB2,771 million in 2016. The slight decrease was due to the fact that we allocated more resources to grow our online marketplace in 2017.

•                  Services and others. In March 2016, we began to have third-party merchants offer and sell their own products on our online marketplace through our e-commerce channel. Services and others increased from RMB5.1 million in 2016 to RMB32.0 million (US$4.9 million) in 2017.

Financial services income. Financial services income increased significantly by 92.9% from RMB1,563 million in 2016 to RMB3,015 million (US$463 million) in 2017, primarily due to the increase in the principal balance of loans.

•                  Interest and financial services income. Interest and financial services income increased by 77.9% from RMB1,374 million in 2016 to RMB2,444 million (US$376 million) in 2017. This growth was primarily driven by an increase in the outstanding principal balance of on-balance sheet loans in 2017, which was in turn driven by increases in the number of active customers and the average outstanding principal balance per customer. The outstanding principal balance of on-balance sheet loans was RMB12.0 billion (US$1.8 billion) as of December 31, 2017, compared to RMB7.7 billion as of December 31, 2016. In addition, the effective APR of on-balance sheet loans, calculated as interest and financial services income during each period divided by the average balance of on-balance sheet loans, was 25.0% for 2016 and 24.8% for 2017.

•                  Loan facilitation and servicing fees. Loan facilitation and servicing fees increased from RMB54.2 million in 2016 to RMB379 million (US$58.2 million) in 2017. This increase reflected the significant growth in off-balance sheet loans as a result of an expansion of our funding partnerships with financial institutions in 2017 as part of our continued efforts to diversify funding sources, as well as increases in the number of active customers and the average outstanding principal balance per customer. The outstanding principal balance of off-balance sheet loans was RMB7,260 million (US$1,116 million) as of December 31, 2017, compared to RMB2,187 million as of December 31, 2016.

•                  Other revenue. Other revenue increased by 42.4% from RMB135 million in 2016 to RMB193 million (US$29.6 million) in 2017, primarily as a result of the growth in the outstanding principal balances of loans between these periods and the associated increase in the fees collected for early repayment and late repayment of loans.

Operating cost

Operating cost increased by 14.1% from RMB3,737 million in 2016 to RMB4,262 million (US$655 million) in 2017.

Cost of sales. Cost of sales decreased by 9.0% from RMB2,894 million in 2016 to RMB2,634 million (US$405 million) in 2017.

Funding cost. Funding cost increased by 61.1% from RMB492 million in 2016 to RMB792 million (US$122 million) in 2017. The increase in funding cost was primarily attributable to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost. Processing and servicing cost increased by 95.9% from RMB114 million in 2016 to RMB224 million (US$34.4 million) in 2017. The increase in processing and servicing cost was primarily attributable to an increase of RMB32.0 million (US$4.9 million) in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB31.5 million (US$4.8 million) in fees to third-party payment platforms, an increase of RMB17.9 million (US$2.7 million) in credit assessment cost, an increase of RMB14.3 million (US$2.2 million) in risk management and collection expenses, an increase of RMB5.4 million (US$0.8 million) in rental expense, and an increase of RMB4.8 million (US$0.7 million) in share-based compensation expenses. These increases reflected the significant growth in the volume of credit applications and in loan servicing requirements.

Provision for credit losses. Provision for credit losses increased by 159% from RMB237 million in 2016 to RMB612 million (US$94.0 million) in 2017. The increase was mainly attributable to the increase in the average outstanding principal balance of on-balance sheet loans during these periods. In addition, as we had continued to improved our credit assessment and risk management capabilities as well as enhanced our collection efforts, we gradually expanded our customer base to improve our profit, while maintaining credit risks at a reasonable level.

Gross Profit

Our gross profit increased significantly by 119% from RMB602 million in 2016 to RMB1,320 million (US$203 million) in 2017. Our gross margin increased from 13.9% in 2016 to 23.6% in 2017. Our gross margin is affected by the mix of our operating revenue between online direct sales and services income and financial services income. Our gross margin significantly increased in 2017, as a significantly greater percentage of our operating revenue was from financial services income in 2017, as compared to 2016. We do not rely on our e-commerce channel to generate gross profit, as the focus of our e-commerce channel is to attract and retain customers and convert them to users of our loan products. Our write-downs to inventory have been properly recorded and were insignificant in 2016 and 2017.

Operating expenses

Operating expenses increased by 42.9% from RMB591 million in 2016 to RMB844 million (US$130 million) in 2017 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 7.8% from RMB376 million in 2016 to RMB406 million (US$62.3 million) in 2017. This increase was primarily attributable to an increase of RMB51.4 million (US$7.9 million) in payroll and related expenses and an increase of RMB4.7 million (US$0.7 million) of rental related expenses as a result of an increase in the number of sales and marketing personnel, offset by a decrease of RMB29.6 million (US$4.5 million) in offline promotional activity fees and advertising cost.

Research and development. Research and development expenses increased by 84.8% from RMB127 million in 2016 to RMB235 million (US$36.2 million) in 2017. The increase was primarily attributable to an increase of RMB77.0 million (US$11.8 million) in payroll and related expenses, an increase of RMB13.6 million (US$2.1 million) in rental and depreciation expense allocated to research and development expenses, an increase of RMB8.0 million (US$1.2 million) in share-based compensation expenses and an increase of RMB7.3 million (US$1.1 million) in technical service fee.

General and administrative. General and administrative expenses increased by 133% from RMB87.4 million in 2016 to RMB204 million (US$31.3 million) in 2017. The increase was primarily attributable to an RMB53.2 million (US$8.2 million) increase in payroll and related expenses, an increase of RMB36.3 million (US$5.6 million) in share-based compensation expenses allocated to general and administrative expenses as a result of an increase in the headcount of general and administrative personnel and an increase in the salary and benefit level for the employees. In addition, we incurred an increase of RMB29.6 million (US$4.5 million) in professional service fees, rental expenses and other general corporate-related expenses as a result of our business growth in 2017.

Interest expense, net

Interest expense, net was RMB75.5 million (US$11.6 million) in 2017 and RMB48.3 million in 2016. The interest expense associated with the convertible loans issued in May 2016 amounted to RMB71.9 million (US$11.0 million) in 2017 and was waived by the investors of the convertible loans upon the conversion of the convertible loans into our series C-1 preferred shares and series C-2 preferred shares that we issued on October 23, 2017 to such investors or their respective affiliates.

Change in fair value of financial guarantee derivatives

Change in fair value of financial guarantee derivatives was a gain of RMB47.4 million (US$7.3 million) in 2017, as compared to a loss of RMB5.9 million in 2016. The change was due to our ceasing to provide future interest to our funding partners in the event of full prepayment by a customer starting from January 2017 and releasing of liabilities through our performance of the financial guarantee by making payment on delinquent loans.

Others, net

Others, net was a gain of RMB28.0 million (US$4.3 million) in 2017, as compared to a loss of RMB10.8 million in 2016. The change was due to the refund of value-added tax granted by relevant tax authorities in the form of reducing tax payable on our tax returns in 2017.

Income tax expense

Income tax expense increased by 302% from RMB58.3 million in 2016 to RMB234 million (US$36.0 million) in 2017, mainly due to the increase in taxable income in 2017.

Net (loss)/income

As a result of the foregoing, we recorded a net profit of RMB240 million (US$36.9 million) in 2017, compared to a net loss of RMB118 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating revenue

Operating revenue increased by 71.8% from RMB2,525 million in 2015 to RMB4,339 million in 2016. This increase was primarily due to a substantial increase in our financial services income, in particular interest and financial services income, and to a lesser extent, an increase in revenue from online direct sales and services income.

Online direct sales and services income. Online direct sales and services income increased by 28.2% from RMB2,164 million in 2015 to RMB2,776 million with increases in both online direct sales and services and others.

•                  Online direct sales. Online direct sales increased by 28.0% from RMB2,164 million in 2015 to RMB2,771 million in 2016. The number of orders on our e-commerce channel grew from approximately 0.94 million in 2015 to 1.45 million in 2016. Average sales per order decreased from RMB2,302 in 2015 to RMB1,911 in 2016, primarily as a result of the expansion of product categories available on our online direct sales business from computers and mobile phones to include other electronics, cosmetics and personal care, apparel, accessories and other products in 2016.

•                  Services and others. The commission revenue we received from third-party sellers on our online marketplace amounted to RMB5.1 million in 2016.

Financial services income. Financial services income increased significantly by 334% from RMB361 million in 2015 to RMB1,563 million in 2016 with significant increases in all three categories of financial services income.

•                  Interest and financial services income. Interest and financial services income increased by 322% from RMB326 million in 2015 to RMB1,374 million in 2016. This growth was primarily driven by an increase in the outstanding principal balance of on-balance sheet loans in 2016, which was in turn driven by increases in the number of active customers and the average outstanding principal balance per customer. The outstanding principal balance of on-balance sheet loans was RMB7.7 billion as of December 31, 2016, compared to RMB3.3 billion as of December 31, 2015. Of such amount, the outstanding principal balance of personal installment loans that were on-balance sheet loans grew significantly from RMB1.6 billion as of December 31, 2015 to RMB5.9 billion as of December 31, 2016. In addition, the effective APR of the on-balance sheet loans, calculated as interest and financial services income during each year divided by the average balance of the on-balance sheet loans, was 17.9% for 2015 and 25.0% for 2016. The increase in the effective APR of the on-balance sheet loans in 2016 was primarily attributable to increased recognition of our services among customers as well as decreased market competition among online consumer finance platforms. We monitor the effective APR of the loans facilitated on our platform on a continuing basis and may make adjustments to the interest rates offered to customers and investors from time to time, taking into consideration of multiple factors, including, among other things, China’s macroeconomic situation, interest rate prevalent on the market, customer expectations, as well as our funding costs and financial conditions.

•                  Loan facilitation and servicing fees. Loan facilitation and servicing fees increased from RMB0.7 million in 2015 to RMB54.2 million in 2016. This increase reflected the significant growth in off-balance sheet loans as a result of an expansion of our funding partnerships with financial institutions in 2016 as part of our continued efforts to diversify funding sources, as well as increases in the number of active customers and the average outstanding principal balance per customer. The outstanding principal balance of off-balance sheet loans was RMB2.2 billion as of December 31, 2016, compared to RMB124 million as of December 31, 2015.

•                  Other revenue. Other revenue increased by 294% from RMB34.3 million in 2015 to RMB135 million in 2016 primarily as a result of the growth in the outstanding principal balances of loans between these years and the associated increase in the fees collected for early repayment and late repayment of loans.

Operating cost

Operating cost increased by 43.9% from RMB2,597 million in 2015 to RMB3,737 million in 2016 with increases in all four categories of operating cost.

Cost of sales. Cost of sales increased by 25.3% from RMB2,310 million in 2015 to RMB2,894 million in 2016. This increase reflected the growth in online direct sales on our e-commerce channel.

Funding cost. Funding cost increased by 192% from RMB168 million in 2015 to RMB492 million in 2016. The increase in funding cost was primarily attributable to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost. Processing and servicing cost increased by 124% from RMB51.1 million in 2015 to RMB114 million in 2016. The increase in processing and servicing cost was primarily attributable to an increase of RMB25.1 million in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB11.0 million in credit assessment cost, an increase of RMB10.0 million in fees to third-party payment platforms, and an increase of RMB9.4 million in risk management and collection expenses. These increases reflected the significant growth in the volume of credit applications and in loan servicing requirements.

Provision for credit losses. Provision for credit losses increased by 246% from RMB68.3 million in 2015 to RMB237 million in 2016. The increase was in part attributable to the increase in the average outstanding principal balance of on-balance sheet loans during these years. In addition, as we had developed and improved our credit assessment and risk management capabilities as well as enhanced our collection efforts, we expanded our customer base in 2016 to improve our profit, while maintaining credit risks at a reasonable level.

Gross Profit

We had a gross loss of RMB72.5 million in 2015 and a gross profit of RMB602 million in 2016, whereas our gross margin was negative in 2015 and was 13.9% in 2016. Our gross margin is affected by the mix of our operating revenue between online direct sales and services income and financial services income. Our gross margin significantly increased in 2016, as a significantly greater percentage of our operating revenue was from financial services income in 2016, as compared to 2015. We do not rely on our e-commerce channel to generate gross profit, as the focus of our e-commerce channel is to attract and retain customers and convert them to users of our loan products. Our write-downs to inventory have been properly recorded and were insignificant in 2015 and 2016.

Operating expenses

Operating expenses increased by 81.9% from RMB325 million in 2015 to RMB591 million in 2016 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 54.6% from RMB243 million in 2015 to RMB376 million in 2016. This increase was primarily attributable to an increase of RMB109 million in payroll and related expenses as a result of an increase in the headcount of sales and marketing personnel. We also experienced an increase of RMB9.9 million in advertising and promotion expenses in connection with additional activities to acquire customers and individual investors on Juzi Licai.

Research and development. Research and development expenses increased by 215% from RMB40.4 million in 2015 to RMB127 million in 2016. The increase was primarily attributable to an increase of RMB70.8 million in payroll and related expenses as a result of an increase in the headcount and salary level of research and development personnel.

General and administrative. General and administrative expenses increased by 113% from RMB41.0 million in 2015 to RMB87.4 million in 2016. The increase was primarily attributable to an RMB26.7 million increase in payroll and related expenses as a result of an increase in the headcount of general and administrative personnel and an increase in the salary and benefit level for the employees. In addition, there were increases in professional service fees, rental expenses and other general corporate-related expenses as a result of our business growth in 2016.

Interest expense, net

Interest expense, net was RMB48.3 million in 2016 and RMB1.9 million in 2015. The interest expense associated with the convertible loans issued in May 2016 amounted to RMB48.7 million in 2016 and was waived by the investors of the convertible loans upon the conversion of the convertible loans into our series C-1 preferred shares and series C-2 preferred shares that we issued on October 23, 2017 to such investors or their respective affiliates.

Change in fair value of financial guarantee derivatives

Change in fair value of financial guarantee derivatives amounted to negative RMB5.9 million in 2016, which was attributable to the increase in off-balance sheet loans funded by institutional funding partners as a result of an expansion of our funding partnerships with financial institutions in 2016.

Income tax expense

Income tax benefit was RMB88.9 million in 2015, primarily attributable to the net loss incurred by Shenzhen Fenqile as the management believed that it is more likely than not that the net loss will be utilized in the future five years. Income tax expense was RMB58.3 million in 2016, mainly due to part of the net loss carryforwards from prior years that was utilized as Shenzhen Fenqile generated profit in 2016.

Net loss

As a result of the foregoing, we recorded a net loss of RMB310 million in 2015 and a net loss of RMB118 million in 2016.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2016 and 2017. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2016	2017
	RMB	RMB	US$
		(in thousands)
Assets:
Cash and cash equivalents	479,605	1,126,475	173,136
Restricted cash—current	172,870	561,922	86,366
Short-term financing receivables, net	6,470,898	9,857,209	1,515,025
Prepaid expenses and other current assets	219,981	945,258	145,283
Inventories, net	107,704	101,653	15,624
Restricted cash—non-current	—	46,889	7,207
Long-term financing receivables, net	1,066,148	1,785,045	274,356
Total assets	8,720,135	14,729,584	2,263,895
Liabilities:
Short-term funding debts	6,968,488	10,525,134	1,617,683
Accrued expenses and other current liabilities	602,259	1,611,029	247,611
Long-term funding debts	21,014	166,629	25,610
Convertible loans—non-current	698,179	—	—
Total liabilities	8,706,216	13,028,058	2,002,375
Total mezzanine equity	625,570	—	—
Total shareholders’ (deficit)/equity	(611,651)	1,701,526	261,520

Cash and Cash Equivalents

Our cash and cash equivalents increased by 135% from RMB480 million as of December 31, 2016 to RMB1,126 million (US$173 million) as of December 31, 2017, primarily due to the proceeds received from our initial public offering, net of issuance costs, in December 2017.

Restricted Cash

Restricted cash mainly represents (i) cash received from customers but not yet repaid to investors or received from investors but not yet remitted to customers, which is not available to fund our general liquidity needs; (ii) deposits set aside for our partnering commercial banks or certain institutional funding partners in case of customers’ defaults; and (iii) cash set aside under the quality assurance program through custody bank accounts.

Our current restricted cash increased by 225% from RMB173 million as of December 31, 2016 to RMB562 million (US$86.4 million) as of December 31, 2017, and non-current restricted cash increased from nil as of December 31, 2016 to RMB46.9 million (US$7.2 million) as of December 31, 2017, primarily due to expansion of our funding sources to include more funding partners that request deposits.

Short-term Financing Receivables, Net

The following table sets forth a breakdown of our short-term financing receivables, net, as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB	US$
		(in thousands)
Short-term financing receivables:
Installment purchase loans	1,591,486	1,020,662	156,873
Personal installment loans	5,045,347	9,159,840	1,407,842
Net deferred origination fees	(15,839)	(9,829)	(1,511)
Total short-term financing receivables	6,620,994	10,170,673	1,563,204
Allowance for credit loss	(150,096)	(313,464)	(48,179)
Total short-term financing receivables, net	6,470,898	9,857,209	1,515,025

Our net short-term financing receivables increased by 52.3% from RMB6,471 million as of December 31, 2016 to RMB9,857 million (US$1,515 million) as of December 31, 2017, primarily due to a substantial increase associated with on-balance sheet personal installment loans which resulted from the growth of the volume of personal installment loans.

Inventories, Net

Our net inventories decreased by 5.6% from RMB108 million as of December 31, 2016 to RMB102 million (US$15.6 million) as of December 31, 2017.

Long-term Financing Receivables, Net

The following table sets forth a breakdown of our long-term financing receivables, net as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB	US$
		(in thousands)
Long-term financing receivables:
Installment purchase loans	269,644	170,042	26,135
Personal installment loans	824,985	1,686,218	259,167
Net deferred origination fees	(3,751)	(14,483)	(2,226)
Total long-term financing receivables	1,090,878	1,841,777	283,076
Allowance for credit loss	(24,730)	(56,732)	(8,720)
Total long-term financing receivables, net	1,066,148	1,785,045	274,356

Our net long-term financing receivables increased by 67.4% from RMB1,066 million as of December 31, 2016 to RMB1,785 million (US$274 million) as of December 31, 2017, primarily due to a substantial increase associated with on-balance sheet personal installment loans which resulted from the growth of the volume of personal installment loans.

Short-term Funding Debts

Short-term funding debts increased by 51.0% from RMB6,968 million as of December 31, 2016 to RMB10,525 million (US$1,618 million) as of December 31, 2017, primarily due to the expansion of on-balance sheet funding sources to include more individual investors on Juzi Licai.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities increased by 167% from RMB602 million as of December 31, 2016 to RMB1,611 million (US$248 million) as of December 31, 2017, primarily due to an increase in liabilities to series C-1 preferred shareholders, funds payable to institutional funding partners, accrued payroll and welfare, tax payable and deferred revenues..

Convertible Loans

Convertible loans represented the US$100 million convertible loans we issued to four investors in May 2016 with compounding interest at 12% per annum, maturing two years after the issuance. See “—Liquidity and Capital Resources—Convertible Loans” for more information.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

On-and off-balance sheet treatment of loans

Financing receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal balance adjusted for any charge-offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables.

With respect to our financing receivables, our main funding sources include the proceeds from individual investors on Juzi Licai, institutional funding partners and the issuance of our ABS program. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered the primary obligor in the lending relationship.

On-balance sheet: Loans funded by individual investors on Juzi Licai and certain institutional funding partners

Financing receivables. With respect to the loans funded by individual investors through Juzi Licai and certain institutional funding partners, our role in the lending relationship includes:

(i)    collecting the investment principal from individual investors or institutional funding partners and lending the funds to customers; and

(ii)   collecting monthly repayments from the customers and repaying the individual investors or institutional funding partners according to the terms, such as interest rate and scheduled repayment dates, of the applicable investment programs or agreements between the individual investors and us or agreements between institutional funding partners and us.

The terms of the underlying loan agreements between the individual investors or institutional funding partners and our customers do not necessarily match the terms of the investment programs or agreements between the individual investors or institutional funding partners and us. The mismatch is mainly due to the fact that some individual investors or institutional funding partners may invest in the programs that have shorter investment periods than the terms of the underlying loan agreements. Depending on the type of investment programs the individual investors choose or the investment agreements the institutional funding partners enter into with us, the investing periods could be as short as one week and as long as 36 months. Pursuant to the investment programs or agreements, the individual investors or institutional funding partners agree on a rate of return with us that is normally lower than the coupon interest rate stipulated in the underlying loan agreement, given the shorter periods we provide. Given that the terms of those investment programs or agreements drive the return of the investments, we conclude that we have liabilities to the individual investors or institutional funding partners when the underlying loans are funded. Accordingly, we are considered the primary obligor in the lending relationship and therefore record the liabilities to these funding sources on our consolidated balance sheets. We considered that the financing receivables would not be settled or extinguished when customers enter into underlying loan agreements with these individual investors or institutional funding partners. Therefore, we continue to account for the financing receivables over the terms of the relevant loans.

With regards to our previous quality assurance program established in July 2017 and ceased in April 2018, given that the loans funded by the proceeds from individual investors on Juzi Licai are deemed to be on-balance sheet loans, we determine that there are no additional liabilities to be recognized in addition to the loans recorded as “funding debts” on our consolidated balance sheets. The funds set aside under the quality assurance program through custody bank accounts are recorded as “restricted cash” on our consolidated balance sheets.

Revenue recognition: interest and financial services income. We generate interest and financial services income earned on on-balance sheet loans. Interest and financial services income is amortized over the terms of financing receivables using the effective interest method. Origination fees collected on the first repayment date, which is one month after the origination of personal installment loans are recorded as a component of financing receivables on our consolidated balance sheets. Deferred origination fees are recognized over the terms of personal installment loans. Direct origination costs include costs directly attributable to the origination of financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. In light of the credit risk characteristics of our customers and the relatively small amount of each individual financing receivable, we determined that direct origination costs incurred for the origination of individual financing receivables are insignificant and expensed as incurred and recorded in “processing and servicing cost” in the consolidated statements of operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks and consumer finance companies

Financing receivables. With respect to the loans funded by certain other institutional funding partners, such as certain third-party commercial banks and consumer finance companies, each underlying loan and customer must be approved by the funding partners. Once a loan is approved and funded by the funding partner, the funds are provided by the funding partner to the customer and a lending relationship between the customer and the funding partner is established by way of a loan agreement. The funds can only be used to settle the installment purchase loans or personal installment loans we have provided to the customers. We effectively offer loan facilitation and matching services to the customers who have credit needs and these funding partners who fund the loans directly to the customers referred by us. We continue to provide account maintenance, collection and payment processing services to the customers over the term of the loan agreement. At the same time, we are obligated to compensate these funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan. We have determined that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record financing receivables arising from these loans or loans payable to these funding partners. We consider that the financing receivables arising from installment purchase loans or personal installment loans previously provided to the customers were settled and extinguished when the funds are received.

Guarantee liabilities. With respect to off-balance sheet loans, we are obligated to compensate these funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan. Therefore, we effectively provide a financial guarantee to these funding partners against the credit risk and prepayment risk.

In order to determine the accounting treatment of such protection mechanism, we considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all of the following three criteria: (a) the financial guarantee contracts provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

As the guarantee we provide to these funding partners does not solely reimburse them for failure of the customers to satisfy required payment obligations, but also the future interest in the event of an early repayment by a customer, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC Topic 815, Derivatives and Hedging, and are recognized on our consolidated balance sheets as either assets or liabilities and recorded at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined based on a discounted cash flow model, with reference to the estimates of cumulative default rate, cumulative prepayment rate, margins on cost of comparable companies and discount rates, using industry standard valuation techniques.

Revenue recognition: loan facilitation and servicing fees. With respect to off-balance sheet loans, we earn loan facilitation and servicing fees from the customers. We provide intermediary services to both the customers and the funding partners, including (1) loan facilitation and matching services, (2) post-origination services (i.e., account maintenance, collection and payment processing). We also provide a financial guarantee to the funding partners and determine that the financial guarantee is within the scope of ASC 815 Derivatives and Hedging and recorded it at fair value at inception, with the remaining consideration recognized as revenues under ASC 605-25.

Under the off-balance sheet loan arrangements, fees for loan facilitation and matching services and post-origination services are charged and collected through deduction from the monthly repayment from the customers to the funding partners, and no fees are collected upfront. While the loan matching and facilitation services are rendered upfront, the amount allocable to these services based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are contingent on ongoing servicing as well as the customer not prepaying. In considering that, the revenue is recognized each month when the fee is received over the terms of the loans as the monthly repayments occur in line with the resolution of the contingency.

On-balance sheet: Asset-backed securitization

Financing receivables. With respect to loans funded by ABSs issued by our securitization vehicle, the securitization vehicle is considered our consolidated variable interest entity based upon applicable accounting guidance. The receivables remain with us and are recorded as “financing receivables, net” in our consolidated balance sheets.

Revenue recognition: interest and financial services income. We recognize interest and financial services income over the terms of these receivables using the effective interest rate method. The proceeds from investors are recorded as funding debts. Origination fees associated with these on-balance sheet loans are deferred and recognized as adjustments to interest and financial services income over the terms of the relevant loans.

Online direct sales

We engage in online direct sales of products and services on our e-commerce channel on Fenqile. We have considered whether we should report the gross amount of product sales and related cost or the net amount earned as commissions by assessing all indicators set forth in ASC subtopic 605-45. Consistent with the criteria set out by ASC Topic 605, Revenue Recognition, we recognize revenues when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable and (iv) collectability is reasonably assured.

For arrangements where we are the primary obligor (that is, we are primarily responsible for fulfilling the promise to provide the good or service, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers), revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis as services and others. For online direct sales for which we are considered the principal, we recognize revenue net of discounts and return allowances when the products are delivered and titles are passed to the customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

For these transactions, we originate installment purchase loans and generate financing receivables due from the customers who place orders. The online direct sales revenues and related financing receivables are accounted for as sales of products to the customers with extended payment terms and recorded at present value of the contractual cash flows when the above revenue recognition criteria are met.

The installment purchase loans originated through our online direct sales may be subsequently funded by certain other institutional funding partners and such subsequent loans may be categorized as off-balance sheet loans. The financing receivables previously generated from online direct sales are settled with the proceeds our customers receive from the loans issued by the institutional funding partners.

Revenue is recorded net of value-added tax and related surcharges.

Provision for credit losses

We evaluate the creditworthiness and collectability of our financing receivable portfolio mainly based on delinquency levels and historical charge-offs of the financing receivables using an established systematic process on a pooled basis within respective credit risk levels. We consider location, education background, income level, outstanding external borrowings, and external credit references when assigning customers into different credit risk levels. Also, the financing receivable portfolio within each credit risk level consists of individually small amount of installment purchase loans and personal installment loans. In the consideration of above factors, we determine that the entire financing receivable portfolio within each credit risk level is homogenous with similar credit characteristics.

The provision for credit losses is calculated separately for financing receivables within each credit risk level, taking into consideration of those financing receivables with flexible repayment options. For each credit risk level, we estimate the expected credit losses rate based on delinquency status of the financing receivables within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 or 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financing receivables associated with each of the abovementioned delinquency categories. The expected loss rate of each risk level will be applied to the outstanding loan balances within that level to determine the allowance for credit loss for each reporting period. In addition, we consider other general economic conditions, if any, when determining the provision for credit losses.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, we cease to accrue interest and reverse all accrued but unpaid interest as of such date.

Nonaccrual financing receivables and charged-off financing receivables

We consider a financing receivable to be delinquent when any monthly payment is one day past due. When we determine it is probable that we will be unable to collect unpaid principal amount on the receivables, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables will be first applied to any unpaid principal and late payment fees, if any, before recognizing interest and financial services income. We do not resume accrual of interest after a loan has been placed on nonaccrual status.

Share-based compensation

Share-based awards granted to employees, directors and non-employee directors, such as stock options, are measured at the grant date based on the fair value of the awards in accordance with ASC 718 Compensation-Stock Compensation. Share-based compensation, net of estimated forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. We re-measure the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attribute the changes in those fair values over the service period by straight-line method.

Stock options granted generally vest over four years.

Given the exercise price of each option is US$0.0001, we use the intrinsic value (approximately the fair value of each of our ordinary shares) on the grant date to estimate the fair value of stock options. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate the pre-vesting option and record share-based compensation expense only for those awards that are expected to vest.

Taxation

Income tax

Our current income tax is provided for in accordance with the laws of the relevant tax jurisdictions.

We provide deferred income tax using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more-likely-than-not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. We classify interest and penalties related to income tax matters, if any, in income tax expense.

Fair Value of Ordinary Shares

Prior to our initial public offering in December 2017, we have been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates for the purposes of (i) issuance of convertible instruments as one of the inputs in determining the intrinsic value of the beneficial conversion feature; and (ii) grant of a share-based award to our employees or non-employees as the only input to determine the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm. The valuation was performed on retrospective basis, instead of contemporaneous basis because, at that time of valuation, our limited financial and human resources were principally focused on business development efforts.

Date	Fair Value per Share	Discount Rate	DLOM	Purpose of Valuation
	US$
July 18, 2014	0.032	40.0%	45.0%	To determine potential beneficial conversion feature in connection with the issuance of Series A-1 and Series A-2 preferred shares
November 10, 2014	0.313	30.0%	40.0%	To determine potential beneficial conversion feature in connection with the issuance of Series B-1 and Series B-2 preferred shares
March 13, 2015	0.357	28.0%	35.0%	To determine potential beneficial conversion feature in connection with Series B-2 preferred shares
July 1, 2015	0.504	28.0%	25.0%	Share option grant
December 31, 2015	1.184	26.0%	20.0%	Share option grant
May 26, 2016	1.397	26.0%	20.0%	Share option grant
November 1, 2016	3.465	21.0%	15.0%	Share option grant
January 20, 2017	3.820	20.0%	15.0%	Share option grant
March 31, 2017	4.275	20.0%	15.0%	Share option grant
June 30, 2017	5.112	18.5%	10.0%	Share option grant
September 30, 2017	7.421	18.0%	5.0%	Share option grant
November 8, 2017	7.584	18.0%	5.0%	Share option grant

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis as the primary approach based on our projected cash flow and using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

We also applied back-solve method as a secondary method to check the reasonableness of our valuation results developed by the income approach. The back-solve method takes into consideration the rights and preferences of each class of equity and solves for the total equity value that is comparable with a recent transaction involving our securities. The method was used when we were in the early stage of development and completed financing transactions with investors on an arm’s length basis. When we entered into the later stage of development and started generating profits, we used guideline companies method and referred to forward price-earnings multiple of other guideline companies to check the reasonableness of our valuation results.

The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. In determining an appropriate discount rate, we have considered the cost of equity and the rate of return expected by venture capitalists, or VCR.

Cost of Equity. We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability in achieving forecasted projections. In deriving the cost of equity, certain publicly traded companies involving consumer finance were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the consumer finance, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, and/or are publicly listed companies in the United States as we plan to list our shares in the United States.

VCR. The expected return from venture capitalists for investing in our company while in the expansion stage, ranges from 30% to 50%. As we progress through an early stage of development towards the initial public offering, the expected return from venture capitalists for investing in our company gradually declines, which generally ranged from 20% to 30%.

After considering the cost of equity, VCR, the relative risk of the industry and the characteristics of our company, we used a discount rate of 40% as of the valuation dates in July 2014 and 18.0% in November 2017.

We also applied a discount for lack of marketability, or DLOM, ranging from 45% to 5%, to reflect the fact that there is no ready market for shares in a closely-held company like ours. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The increase in the fair value of our ordinary shares from US$0.032 per share as of July 18, 2014 to US$0.313 per share as of November 10, 2014 was primarily attributable to continuous organic growth of our business, the decrease of the discount rate from 40% as of July 18, 2014 to 30% as of November 10, 2014 and the raising of additional capital by issuance of our preferred shares. The decrease in the discount rate was due to increased investors’ confidence in our business prospects and a corresponding decrease of their required rate of return.

The increase in the fair value of our Class A ordinary shares from US$0.313 per share as of November 10, 2014 to US$0.357 per share as of March 13, 2015 and further to US$0.504 as of July 1, 2015 was primarily attributable to the continuous organic growth of our business, a decrease of the discount rate from 30% as of November 10, 2014 to 28% as of March 13, 2015 and as of July 1, 2015, and a decrease in the discount for lack of marketability from 40% as of November 10, 2014 to 25% as of July 1, 2015. The decrease in discount rate was due to the substantial progress both in our business development and the hire of key management personnel, which resulted in a decrease of uncertainties associated with our financial forecasts. The decrease in the discount lack of marketability was due to the increased likelihood of a successful initial public offering of our securities.

The increase in the fair value of our Class A ordinary shares from US$0.504 as of July 1, 2015 to US$1.184 per share as of December 31, 2015 and further to US$1.397 as of May 26, 2016 was primarily attributable to the continuous organic growth of our business and reduced uncertainties associate with our financial forecasts and increased shareholders’ confidence in our business prospect due to a convertible bond offering.

The increase in the fair value of our Class A ordinary shares from US$1.397 as of May 26, 2016 to US$3.465 per share as of November 1, 2016 was primarily attributable to the continuous organic growth of our business, a decrease in small size premium and a decrease in the discount rate from 26% as of May 26, 2016 to 21% as of November 1, 2016. The decrease in discount rate was due to improved operating results and increased shareholders’ confidence.

The increase in the fair value of our Class A ordinary shares from US$3.465 as of November 1, 2016 to US$4.275 per share as of March 31, 2017 and further to US$5.112 per share as of June 30, 2017 was primarily attributable to the continuous organic growth of our business and generating positive operating profit in the first half of 2017.

The increase in the fair value of our Class A ordinary shares from US$5.112 per share as of June 30, 2017 to US$7.421 per share as of September 30, 2017 was primarily attributable to the continuous organic growth of our business, our operating profit in the third quarter of 2017 and the substantial progress in the preparation of our initial public offering.

The increase in the fair value of our Class A ordinary shares from US$7.421 per share as of September 30, 2017 to US$7.584 per share as of November 8, 2017 was primarily attributable to the continuous organic growth of our business, our operating profit in the third quarter of 2017 and the substantial progress in the preparation in connection with our initial public offering.

A.            Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by individual investors on Juzi Licai and by institutional funding partners, the issuance of preferred shares in private placements, issuance of convertible loans and asset-backed securities. In December 2017, we completed our initial public offering in which we issued and sold an aggregate of 12,000,000 ADSs, representing 24,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$93.7 million. In January 2018, as a result of the underwriters’ exercise of their over-allotment option in full, we issued and sold an additional of 1,800,000 ADSs, representing 3,600,000 Class A ordinary shares, resulting in net proceeds of approximately US$15.1 million. As of December 31, 2015, 2016 and 2017, we had RMB135 million, RMB480 million and RMB1,126 million (US$173 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Funding debts

Liabilities to individual investors on Juzi Licai. We offer individual investors on Juzi Licai various investment programs. As of December 31, 2015 and 2016, the terms of those programs were all within 12 months with weighted average interest rates of 9.8% and 8.3%, respectively, and as of December 31, 2017, the terms of those programs were all within 24 months with weighted average interest rates of 7.6%. As of December 31, 2015, 2016 and 2017, individual investors on Juzi Licai funded an aggregate amount of RMB2,237 million, RMB5,331 million and RMB9,253 million (US$1,422 million), respectively, in our outstanding financing receivables.

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities will mature between January 2018 and June 2019, and had weighted average interest rates of 10.7%, 8.3% and 7.7%, as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2015, 2016 and 2017, institutional funding partners funded an aggregate amount of RMB718 million, RMB1,303 million and RMB1,158 million (US$178 million), in our outstanding financing receivables, respectively.

The weighted average interest rates of the liabilities to individual investors and to institutional funding partners decreased in 2017, primarily due to the increased competition among our funding sources as we continued to expand our funding partnerships and increase the number of individual investors, as well as increased market recognition of the quality of our loan assets.

Asset-backed securitized debts. In December 2015, we, through Shenzhen Fenqile, created an asset-backed securitization program. Interest payments began in January 2016 and are payable quarterly through January 2017. Beginning in January 2017, monthly payments consist of both principal and interest with a final maturity of January 2018. As of December 31, 2016, RMB199.8 million short-term financing receivables and RMB0.2 million long term financing receivables were pledged as collateral under the ABS Plan. As of December 31, 2017, there were no financing receivables pledged as collateral under the ABS Plan. The assets securitized under the ABS program are not available to our creditors. In addition, the investors of the ABS program have no recourse against our assets.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2015, 2016 and 2017, respectively:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to individual investors on Juzi Licai	2,278,692	5,537,031	9,627,850	1,479,773
Liabilities to institutional funding partners	880,462	1,275,643	897,284	137,910
Asset-backed securitized debts	—	155,814	—	—
Total short-term funding debts	3,159,154	6,968,488	10,525,134	1,617,683
Long-term:
Liabilities to individual investors on Juzi Licai	—	—	157,321	24,180
Liabilities to institutional funding partners	31,080	21,014	9,308	1,430
Total long-term funding debts	31,080	21,014	166,629	25,610

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2017 and associated interest payments.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 – 60 months	Total
	(RMB in thousands)
Liabilities to individual investors on Juzi Licai	9,627,850	157,321	—	—	—	9,785,171
Liabilities to institutional funding partners	897,284	9,308	—	—	—	906,592
Total funding debts	10,525,134	166,629	—	—	—	10,691,763
Interest payments(1)	329,332	10,053	—	—	—	339,385
Total interest payments	329,332	10,053	—	—	—	339,385

(1)         Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2017.

Convertible loans

In May 2016, we issued convertible loans in the aggregated principal amount of US$100 million to four investors with compounding interest at 12% per annum, maturing two years after the issuance. Under the convertible loan agreements, the holders of the convertible loans may (i) convert the outstanding principal of the convertible loans into a fixed percentage of the equity interest in Shenzhen Fenqile, one of our variable interest entities, or (ii) convert the outstanding principal of the convertible loans into a fixed number of shares of our series C convertible redeemable preferred shares at a conversion price per share of US$2.5105. Accrued interests will be waived if the investors elect to exercise any of the conversion options. Convertible loans in the principal amount of US$15 million were issued by our Cayman Islands holding company and convertible loans in the principal amount of US$85 million were issued by Shenzhen Fenqile.

In October 2017, we entered into a series of agreements with the investors of the convertible loans, pursuant to which the convertible loans were converted into a certain number of series C-1 preferred shares and series C-2 preferred shares of our company. Upon our issuance of the series C-1 preferred shares and the series C-2 preferred shares to the investors or their respective affiliates, the interests associated with the convertible loans were waived by the investors. Upon the completion of our initial public offering in December 2017, these series C-1 preferred shares and the series C-2 preferred shares were converted into the same number of Class A ordinary shares.

Accounts payable and inventories

Our accounts payable primarily include accounts payable to suppliers (except for JD.com, our related party, the payables to which were recorded as amounts due to related parties) associated with our online direct sales on Fenqile. As of December 31, 2015, 2016 and 2017, our accounts payable amounted to RMB30.8 million, RMB72.7 million and RMB198 million (US$30.5 million), respectively. The increase in our accounts payable from December 31, 2016 to December 31, 2017 was mainly due to JD.com’s transfer of its receivables due from us to a third party of us. The turnover days of our accounts payable and payables to JD.com for our online direct sales were 16.2 days in 2015, 23.2 days in 2016 and 24.8 days in 2017. The turnover days of our accounts payable and payables to JD.com for a given period are equal to the average balance of our accounts payable and payables to JD.com at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our net inventories have increased from RMB44.3 million as of December 31, 2015 to RMB108 million as of December 31, 2016, and have decreased to RMB102 million (US$15.6 million) as of December 31, 2017. Our inventory turnover days were 4.5 days in 2015, 9.5 days in 2016 and 14.3 days in 2017. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(1,485,106)	379,839	1,662,325	255,497
Net cash used in investing activities	(1,587,645)	(4,502,270)	(5,423,884)	(833,636)
Net cash provided by financing activities	3,031,864	4,459,947	4,411,608	678,052
Net (decrease)/increase in cash and cash equivalents	(26,213)	344,234	646,870	99,422
Cash and cash equivalents at beginning of the period	161,584	135,371	479,605	73,714
Cash and cash equivalents at end of the period	135,371	479,605	1,126,475	173,136

Operating Activities

Net cash provided by operating activities was RMB1,662 million (US$255 million) in 2017. In 2017, the difference between net cash provided by operating activities and our net income of RMB240 million (US$36.9 million) resulted from accrued convertible loans interest expense of RMB67.3 million (US$10.3 million), provision for credit losses of RMB612 million (US$94.0 million), share-based compensation expenses of RMB75.7 million (US$11.6 million), change in fair value of financial guarantee derivatives of RMB47.4 million (US$7.3 million) and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other current liabilities of RMB508 million (US$78.0 million), a decrease in financing receivables related to online direct sales of RMB232 million (US$35.6 million), an increase in accrued interest payable of RMB156 million (US$24.0 million) and an increase in accounts payable of RMB125 million (US$19.3 million), partially offset by an increase in prepaid expenses and other current assets of RMB173 million (US$26.6 million), a decrease in amounts due to related parties of RMB92.6 million (US$14.2 million), an increase in accrued interest receivable of RMB56.5 million (US$8.7 million). The increase in accrued expenses and other current liabilities was mainly attributable to the increase of liabilities to series C-1 preferred shareholders, funds payable to institutional funding partners, accrued payroll and welfare and tax payable. The increase in accrued interest payable was in line with the increase in both short-term and long-term funding debts. The decrease in financing receivables related to online direct sales was mainly due to a decrease in our outstanding principal balance of installment purchase loans, which was in line with the decrease in online direct sales. The increase in prepaid expenses and other current assets was mainly due to receivables from third-party online payment service providers, deposits to institutional funding partners and prepaid input value-added tax.

Net cash provided by operating activities was RMB380 million in 2016. In 2016, the difference between net cash provided by operating activities and our net loss of RMB118 million resulted from accrued convertible loans interest expense of RMB45.3 million, provision for credit losses of RMB237 million, deferred income tax of RMB47.1 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other liabilities of RMB460 million, an increase in accrued interest payable of RMB66.8 million, partially offset by an increase in financing receivables related to online direct sales of RMB254 million, a decrease in amounts due to related parties of RMB84.4 million and an increase in inventory of RMB65.1 million. The increase in financing receivables related to online direct sales was primarily due to an increase in our outstanding principal balance of installment purchase loans, which was in line with the significant increase in the transaction volume. The increase in accrued expenses and other liabilities was attributable to the increase of funds payable to institutional funding partners, accrued payroll and welfare, tax payable, guarantee liabilities at fair value and payable to third-party sellers. The increase in accrued interest payable was in line with the increase of funding debts. The decrease in amounts due to related parties primarily reflected a decrease in amounts due to JD.com as we developed more diversified supply channels. The increase in inventory was in line with the significant increase of online direct sales transaction volume.

Net cash used in operating activities was RMB1,485 million in 2015. In 2015, the difference between net cash used in operating activities and our net loss of RMB310 million primarily resulted from provision for credit losses of RMB68.3 million, deferred income tax of RMB89.5 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in financing receivables related to online direct sales of RMB1,313 million and an increase in prepaid expenses and other current assets of RMB210 million, partially offset by an increase in amounts due to related parties of RMB177 million, an increase in accrued expenses and other current liabilities of RMB100 million and an increase in accrued interest payable of RMB64.3 million. The increase in financing receivables related to online direct sales was primarily due to an increase in our outstanding principal balance of installment purchase loans, which was in line with the significant increase in the transaction volume. The increase in amounts due to related parties was primarily attributed to the increase in inventory balance. The increase in prepaid expenses and other current assets was mainly due to the increase in receivables from third-party online payment service providers, prepayment to inventory suppliers and prepaid input value-added tax. The increase in accrued expenses and other current liabilities was mainly due to the increase in accrued payroll and welfare and tax payable. The increase in accrued interest payable was in line with the increase of funding debts.

Investing Activities

Net cash used in investing activities was RMB5,424 million (US$834 million) in 2017, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB24,003 million (US$3,689 million), partially offset by proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB19,054 million (US$2,928 million).

Net cash used in investing activities was RMB4,502 million in 2016, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB12,004 million, partially offset by proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB7,703 million.

Net cash used in investing activities was RMB1,588 million in 2015, which was primarily attributable to proceeds used in financing receivables originated (excluding receivables related to online direct sales) of RMB3,252 million, partially offset by proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB1,651 million.

Financing Activities

Net cash provided by financing activities was RMB4,412 million (US$678 million) in 2017, which was primarily attributable to proceeds from funding debts of RMB18,205 million (US$2,798 million) and proceeds from initial public offering, net of issuance costs of RMB651 million (US$100 million), which were partially offset by principal payments on funding debts of RMB14,542 million (US$2,235 million).

Net cash provided by financing activities was RMB4,460 million in 2016, which was primarily attributable to proceeds from funding debts of RMB15,432 million, proceeds from issuances of convertible loans of RMB655 million, and proceeds from financial institution borrowings of RMB80.0 million, which were partially offset by principal payments on funding debts of RMB11,590 million and repurchase of preferred shares of RMB87.9 million.

Net cash provided by financing activities was RMB3,032 million in 2015, which was primarily attributable to proceeds from funding debts of RMB5,752 million and proceeds from issuance of preferred shares of RMB203 million, partially offset by principal payments on funding debts of RMB2,865 million.

Capital Expenditures

We incurred capital expenditures of RMB10.4 million, RMB32.1 million and RMB37.8 million (US$5.8 million) in 2015, 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2018 are expected to be approximately RMB36.7 million (US$5.6 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

Holding Company Structure

LexinFintech Holdings Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our variable interest entities and their subsidiaries in China. As a result, LexinFintech Holdings Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

A.            Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

B.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

C.            Off-Balance Sheet Arrangements

We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from customer and distributions to certain institutional funding partners. We are obligated to compensate the funding partners for the principal and interest repayment of loans in the event of a customer default. We also provide full interest repayment according to the terms of the loan in the event that a customer makes an early repayment of the loan to the funding partners. Therefore, we effectively provide guarantees to the funding partners against the credit risk and prepayment risk. See “—A. Operating Results—Critical Accounting Policies—On- and off-balance sheet treatment of loans—Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks and consumer finance companies—Guarantee liabilities.”

D.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	11,031,148	10,854,466	176,682	—	—
Short-term and long-term borrowings	173,251	172,959	292	—	—
Liabilities to series C-1 preferred shareholders	506,478	506,478	—	—	—
Operating leases obligations	123,938	40,799	65,654	17,485	—
Purchase Obligations	47,571	47,571	—	—	—
Total	11,882,386	11,622,273	242,628	17,485	—

Our operating lease obligations relate to our leases of office premises.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2017.

E.            Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.           Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	34	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	38	President and Director
Craig Yan Zeng	49	Chief Financial Officer and Director
Luping Le	38	Chief Operation Officer
Kris Qian Qiao	39	Chief Financing Cooperation Officer
Ryan Huanian Liu	40	Chief Risk Officer
Keyi Chen	40	Director
Yibo Shao	44	Director
Xiaoguang Wu	42	Director
Wei Wu	53	Independent Director
Dr. Neng Wang	44	Independent Director

Mr. Jay Wenjie Xiao is our founder and has served as our chief executive officer and director since our inception. Mr. Xiao has served as chairman of the board since December 2017. Mr. Xiao has over 10 years of experience in the online finance industry. Prior to founding our company, Mr. Xiao served as product manager in the infrastructure platform department of Tenpay, a leading online payment platform in China owned by Tencent, and was responsible for product development and operations. Mr. Xiao received his bachelor’s degree in design from Nanchang Hangkong University in 2005.

Mr. Jared Yi Wu has served as our president since May 2016 and as our director since November 2017. Prior to joining us, Mr. Wu served at Tencent for 9 years. From 2013 to 2016, Mr. Wu served as general manager of WeChat Pay, an integrated feature in Tencent’s WeChat. From 2007 to 2013, Mr. Wu served first as the director of product development at Tenpay and then as its deputy general manager. Mr. Wu received his master’s degree in computing and internet systems from King’s College London in 2003 and his bachelor’s degree in automation from South China University Technology in 2002. He obtained his EMBA degree from China Europe International Business School.

Mr. Craig Yan Zeng has served as our chief financial officer since November 2016, and as our director since December 2017. Mr. Craig Yan Zeng previously held various senior management positions at other companies. Prior to joining us, Mr. Craig Yan Zeng served as chief financial officer of YeePay. From 2013 to 2015, Mr. Zeng served as vice president of Hop Hing Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. From 2010 to 2013, Mr. Zeng served as executive vice president of VanceInfo Technologies Inc., a NYSE-listed company. Prior to 2010, Mr. Zeng served as a financial director at Microsoft (Greater China), and was chief operating officer and chief financial officer of Venustech Group Inc. Mr. Zeng received his master’s degree in business administration from the Stern School of Business at New York University in 1999 and his bachelor’s degree in chemistry from Beijing University of Chemical Technology in 1991.

Ms. Luping Le has served as chief operation officer since August 2015. Ms. Le has over 13 years of experience in the internet industry and served as general manager in the MIG marketing department of Tencent before joining our company. Ms. Le received her master’s degree in business administration from the Shanghai University of Finance and Economics in 2010 and her bachelor’s degree in business administration from Guangdong University of Finance and Economics in 2002. Ms. Le is currently enrolled in the EMBA program at the Hong Kong University of Science and Technology.

Mr. Kris Qian Qiao has served as our chief financing cooperation officer since April 2016. He was our vice president from December 2013 to March 2016. Mr. Qiao has over 14 years of experience in finance and other related areas. Prior to joining our company, Mr. Qiao worked as senior manager of China Universal Asset Management Co., Ltd. from 2010 to 2012. Prior to that, Mr. Qiao was senior product manager for financing cooperation at Tenpay from 2005 to 2010. Mr. Qiao also served as software engineer and project manager at the Bank of China Software Development Center (Shenzhen) from 2002 to 2005. Mr. Qiao received his master’s degree in business administration from the Hong Kong Polytechnic University and his bachelor’s degree in applied computer science from Henan University, Mr. Qiao is currently enrolled in the EMBA program at Cheung Kong Graduate School of Business.

Mr. Ryan Huanian Liu has served as our chief risk officer since April 2015. Mr. Liu has over 14 years of experience of working in large financial institutions. Mr. Liu served as the general manager at the Zhejiang Province branch of PingAn Private Bank from May 2014 to April 2015. Prior to that, Mr. Liu was executive director of PingAn Trust Co., Ltd. from March 2013 to May 2014. Mr. Liu also served as the senior vice president of risk at Societé Générale from September 2010 to March 2013. From June 2007 to September 2010, Mr. Liu served as a senior risk manager of Standard Chartered Bank. Between April 2005 and June 2007, Mr. Liu served as the Asia risk manager at GE Capital. Mr. Liu received his master’s degree in informatics from the University of Edinburgh in 2002 and his bachelor’s degree in statistics from Zhejiang University in 2000.

Mr. Keyi Chen has served as our director since July 2014. Since 2010, Mr. Chen has served as the managing partner for K2 Partners in charge of fund operations. Prior to joining K2 Partners, Mr. Chen served as a principal in Ce Yuan Ventures covering early stage investments in the companies from the technology, media and telecommunication sector. Mr. Chen received his bachelor’s degree in economics from Peking University in 2001.

Mr. Yibo Shao has served as our director since July 2014. Mr. Shao is the co-founder and managing partner of Matrix Partners China, a leading venture capital firm in China focusing on the technology sector. Mr. Shao co-founded BabyTree.com, a parenting website and community in China, and co-founded and serves as the chairman of Nuance Biotech Inc. In addition, Mr. Shao founded EachNet.com and served as its chief executive officer until its acquisition by eBay in 2003. He also served as its chief executive officer from 1999 to September 21, 2006. He worked at Boston Consulting Group and Goldman Sachs prior to founding EachNet. Mr. Shao received his bachelor degree in physics and electrical engineering from Harvard College and MBA degree from Harvard Business School. Mr. Shao has been named one of the Young Global Leaders of the World Economic Forum and Entrepreneur of the Year 2003 by Asian Venture Capital Journal.

Mr. Xiaoguang Wu has served as our director since March 2018. Mr. Xiaoguang Wu currently serves as the co-founder of Welight Capital and as an advisor at Eleven Two Capital. He was named as senior management adviser of Tencent in June 2015. Mr. Wu joined Tencent (SEHK: 00700) in 1999, and was a member of the founding team. He led the development and product planning for Tencent’s core product, QQ, and served as project manager for the QQ research and development team. He also served as general manager of Tencent’s IM product division and the internet business division. From 2012 to 2014, Mr. Wu served as chief executive officer of Tencent’s e-commerce unit. Mr. Wu has extensive experience in product research and development, product planning, product operations and marketing internet products. He received his B.S. degree from Nanjing University in 1996, and an EMBA degree from China Europe International Business School in 2008.

Mr. Wei Wu has served as our independent director since December 2017. Mr. Wu has over 17 years of experience in the investment banking industry. Mr. Wu held several senior positions at leading investment banks. He served as managing director from 2010 to 2017 and as executive director from 2008 to 2010 at Nomura International (Hong Kong) Limited, leading the coverage of TMT sector and general industrial sectors in China. From 2007 to 2008, Mr. Wu served as senior vice president at Lehman Brothers in Hong Kong. Mr. Wu received his bachelor’s degree in economics from Peking University in 1988 and his MBA degree from Harvard Business School in 2000.

Dr. Neng Wang has served as our independent director since March 2018. Dr. Wang has been Chong Khoon Lin Professor of Real Estate at Columbia Business School since July 2007, and a research associate at the National Bureau of Economic Research since 2009. He has widely published in leading economics, finance, and business journals. Among other awards and honors, he has won a Smith-Breeden Distinguished Paper Prize awarded by the Journal of Finance, and the Bettis Distinguished Scholar Award from Carey School of Business, Arizona State University. He was an editor in the Finance area at the Management Science and is currently an associate editor at the Journal of Finance, among others. Dr. Wang received a B.S. in physical chemistry from Nanjing University, China in 1992, an M.S. in chemistry from California Institute of Technology in 1995, an M.A. in international relations from the University of California, San Diego in 1997, and a Ph.D. in finance from the Graduate School of Business at Stanford University in 2002.

A.            Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB6.2 million (US$1.0 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentive Plan

2014 Plan

In September 2014, our board of directors approved the Share Incentive Plan, or the 2014 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of our shareholders generally. Under the 2014 Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the Share Incentive Plan is 35,456,559. Upon the adoption of the 2017 Plan as described below, we will no longer grant any awards under the 2014 Plan and all future awards will be granted under the 2017 Plan. However, the outstanding awards under the 2014 Plan will not be affected.

The following paragraphs describe the principal terms of the 2014 Plan.

Types of Awards. The Share Incentive Plan permits the awards of option grants and share awards, including restricted share awards.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors, or the plan administrator, will administer the Share Incentive Plan. The committee or the full board of directors, as applicable, will determine the eligibility and participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Generally, options and other awards granted under the plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the Share Incentive Plan.

Eligibility. We may grant awards only to those persons that the plan administrator determines to be eligible persons, which may include our officers, employees, directors of our company, or directors, individual consultants or advisors of the affiliates of our company.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than to us, to immediate family, by will or the laws of descent and distribution, or to a designated legal representative upon disability of the recipient.

Termination and Amendment of the Share Incentive Plan. Unless terminated earlier, the Share Incentive Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

2017 Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 22,859,634, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of the 2017 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year. The following paragraphs summarize the terms of the 2017 Plan:

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award and the provisions applicable in the event of the grantee’s employment or service terminates. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our affiliates, which include our parent company, subsidiaries and any entities in which our parent company or a subsidiary of our company holds a substantial ownership interest.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Acceleration of Awards upon Change in Control. If a change-of-control corporate transaction occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-of-control corporate transaction plus reasonable interest.

Term of the Options. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.

Transfer Restrictions. Subject to certain exceptions, awards may not be transferred by the recipient, except as otherwise provided by applicable laws or the award agreement.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted under the 2014 Plan and the 2017 Plan to our directors and executive officers.

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.0001	September 16, 2014	September 16, 2024
Jared Yi Wu	*	0.0001	June 30, 2016	June 30, 2026
Craig Yan Zeng	*	0.0001	December 31, 2016	December 31, 2026
	*	0.0001	November 8, 2017	November 8, 2027
Luping Le	*	0.0001	August 21, 2015	August 21, 2025
Kris Qian Qiao	*	0.0001	November 16, 2014	November 16, 2024
	*	0.0001	November 8, 2017	November 8, 2027
Ryan Huanian Liu	*	0.0001	August 21, 2015	August 21, 2025
	*	0.0001	November 8, 2017	November 8, 2027
Keyi Chen	—	—	—	—
Yibo Shao	—	—	—	—
Xiaoguang Wu	*	N/A	March 20, 2018	March 20, 2028
Wei Wu	*	0.0001	November 8, 2017	November 8, 2027
Neng Wang	*	N/A	March 20, 2018	March 20, 2028
All Directors and Executive Officers as a Group	7,450,000

*                 Upon exercising of all options that are exercisable with 60 days after April 26, 2018 and vesting of all restricted shares unites that are to be vested within 60 days after April 26, 2018, would beneficially own less than 1% of our total outstanding shares.

B.            Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of our company to raise or borrow money, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Wei Wu, Mr. Yibo Shao and Dr. Neng Wang. Mr. Wei Wu is the chairman of our audit committee. We have determined that Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Mr. Wei Wu, Mr. Yibo Shao and Dr. Neng Wang. Mr. Wei Wu is the chairman of our compensation committee. We have determined Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee

Our nominating and corporate governance committee consists of Mr. Jay Wenjie Xiao, Mr. Wei Wu and. Dr. Neng Wang. Mr. Jay Wenjie Xiao is the chairperson of our nominating and corporate governance committee. Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. A director may be appointed on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors. A director may be removed from office by an ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into new employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.            Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2017.

	As of December 31, 2017
	Number	% of Total Employees
Functions:
E-commerce and operations	292	11.6
Risk management	300	11.9
Research and development	533	21.2
Sales and marketing	1,176	46.7
General and administrative	217	8.6
Total number of employees	2,518	100.0

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among others, pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment and confidentiality agreements with our senior management and core personnel. We maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

C.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2018 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 331,318,139 ordinary shares outstanding as of March 31, 2018, comprising of (i) 220,670,940 Class A ordinary shares, and (ii) 110,647,199 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Ordinary shares held by a shareholder are determined in accordance with our register of members.

See “—A. Directors, Senior Management and Employees—Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary	Class B Ordinary	Percentage of total ordinary shares on an as- converted	Percentage of aggregate voting
	Shares	Shares	basis†	power††
Directors and Executive Officers*:
Jay Wenjie Xiao(1)	1,000,000	110,647,199	33.6	83.4
Jared Yi Wu	*	—	*	*
Craig Yan Zeng	*	—	*	*
Luping Le	*	—	*	*
Kris Qian Qiao	*	—	*	*
Ryan Huanian Liu	*	—	*	*
Keyi Chen(2)	—	—	—	—
Yibo Shao(3)	—	—	—	—
Xiaoguang Wu(4)	—	—	—	—
Wei Wu(5)	—	—	—	—
Dr. Neng Wang(6)	—	—	—	—
All Directors and Executive Officers as a Group	5,100,000	110,647,199	34.9	83.8
Principal Shareholders:
Installment Payment Investment Inc.(7)	—	110,647,199	33.4	83.4
K2 Partners entities(8)	47,098,256	—	14.2	3.5
Matrix Partners China III Hong Kong Limited(9)	36,490,086	—	11.0	2.7
JD.com Asia Pacific Investment Limited and affiliates (10)	37,236,555	—	11.2	2.8
Magic Peak Investments Limited(11)	19,916,351	—	6.0	1.5
Apoletto entities(12)	19,457,039		5.9	1.5

*

Except for Keyi Chen, Yibo Shao, Xiaoguang Wu and Dr. Neng Wang, the business address for our directors and executive officers is 27/F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report. The total number of ordinary shares outstanding as of the date of this annual report is 331,318,139.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 110,647,199 class A ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, and options we granted to Mr. Xiao to purchase 1,000,000 class A ordinary shares of the company. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjia Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.

(2)	The business address of Mr. Keyi Chen is Suite 2706, Taikang Financial Tower, No. 38 East Third Ring North Road, Chaoyang District, Beijing, the People’s Republic of China.

(3)	The business address of Mr. Yibo Shao is Suite 2601, Taikang Financial Tower, No. 38 East Third Ring North Road, Chaoyang District, Beijing, the People’s Republic of China.

(4)	The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air On The Peak, South Island, Pokfulam, Hong Kong.

(5)	The business address of Mr. Wei Wu is Room 2102, 21/F, World-Wide House, Central, Hong Kong.

(6)	The business address of Dr. Neng Wang is 3022 Broadway, Uris Hall 812, New York, NY 10027, USA.

(7)	Represents 110,647,199 class A ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.

(8)

Represents 11,029,412 Class A ordinary shares held by K2 Evergreen Partners Limited, and 35,468,844 Class A ordinary shares and 300,000 ADSs representing 600,000 Class A ordinary shares held by K2 Partners II Limited, as reported on Schedule 13D filed on January 4, 2018. Both of K2 Evergreen Partners Limited and K2 Partners II Limited, which we refer to as K2 Partners entities, are incorporated in Hong Kong and their registered office address is Room C, 20/F., Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong. K2 Evergreen Partners LLC acts as the general partner of K2 Evergreen Partners L.P., which is the sole shareholder of K2 Evergreen Partners Limited. K2 Partners II GP, L.P. acts as the general partner of K2 Partners II L.P., which is the sole shareholder of K2 Partners II Limited. The registered office address of K2 Evergreen Partners LLC and K2 Partners II GP, L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. Both K2 Evergreen Partners LLC and K2 Partners II GP, L.P. are controlled by KPartners Limited.

(9)

Represents 36,490,086 Class A ordinary shares held directly by Matrix Partners China III Hong Kong Limited, of which 32,841,077 are held indirectly by Matrix China III, and 3,649,009 Class A ordinary shares held indirectly by Matrix China III-A (through Matrix Partners China III Hong Kong Limited), all as of December 31, 2017, as reported on Schedule 13G filed on February 14, 2018. Matrix Management III and Matrix III GP are the direct and indirect general partners, respectively, of Matrix China III and Matrix China III-A, and as such, may exercise voting and dispositive power over these shares. Mr. Yibo Shao, a director of Matrix III GP, may be deemed to share voting and dispositive power over these shares. Matrix Partners China III Hong Kong Limited is a company incorporated in Hong Kong. The registered office address of Matrix Partners China III Hong Kong Limited is Suites 3701-3710, 37/F, Jardine House, 1 Connaught Place, Central, Hong Kong. The registered office address of Matrix Partners China III, L.P., Matrix Partners China III-A, L.P, Matrix China Management III, L.P., Matrix China III GP GP, Ltd. and Matrix Partners China III Hong Kong Limited, all of which is incorporated in the Cayman Islands, is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(10)

Represents 28,886,555 series B-2 preferred shares held by JD.com Asia Pacific Investment Limited, a company incorporated in Hong Kong and 7,350,000 class B ordinary shares held by Various Ample Limited, a company incorporated under the laws of the British Virgin Islands and beneficially owned and controlled by Mr. Richard Qiangdong Liu, chairman and executive officer of JD.com, Inc. JD.com Asia Pacific Investment Limited is wholly owned by JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which is wholly owned by JD.com, Inc. The registered address of JD.com Asia Pacific Investment Limited is Flat/RM 806, BLK II 8/F, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, KL. The registered address of JD.com E-Commerce (Technology) Hong Kong Corporation Limited is 12/F Ruttonjee Hse 11 Duddell ST, Central Hong Kong. The registered address of JD.com, Inc. is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. The registered address of Various Ample Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, the British Virgin Islands.

(11)

Represents 19,916,351 Class A ordinary shares held by Magic Peak Investments Limited, as reported on Schedule 13G on February 12, 2018. Magic Peak Investments Limited is a company incorporated in the British Virgin Islands and whose registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. These Class A ordinary shares are owned directly by Magic Peak Investments Limited, which is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. With respect to certain of its assets, Taikang Insurance Group Inc. has delegated to Taikang Asset Management Co., Ltd. certain investment discretion. Accordingly, Taikang Asset Management Co., Ltd. may be deemed to be a beneficial owner of the Class A ordinary shares held by Magic Peak Investments Limited, as it has the power to vote and dispose of, or direct the voting and disposition of, the Shares. The address of principal business office of Taikang Asset Management Co., Ltd. is 10F, Taikang Life Building, 156 Fuxingmennei Street, Xicheng District, Beijing, People’s Republic of China. The address of principal business office of Taikang Insurance Group Inc. is 8th and 9th Floor, Taikang Life Insurance Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The address of principal business office of Taikang Life Insurance Co., Ltd.is 1/F, Taikang Zhongguancum Innovation Centre, No. 21-1 Kexueyuan Lu, Kejiyuanqu, Changping District, Beijing, People’s Republic of China.

(12)

Represents 18,257,039 Class A ordinary shares held by Apoletto Asia Ltd and 1,200,000 Class A ordinary shares in the form of ADSs held by Apoletto Limited, as reported on Schedule 13G on February 14, 2018. We refer to Apoletto Asia Ltd and Apoletto Limited as Apoletto entities. The registered office address of Apoletto Asia Ltd is IFS Court, Twenty Eight, Cyber City, Ebene, Mauritius. The registered office address of Apoletto Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. 98.72% equity of Apoletto Asia Ltd. is held by Apoletto Ltd, which is wholly owned by Newton (PTC) Limited. Apoletto Limited is beneficially owned and controlled by Newton (PTC) Limited. There is no controlling individual shareholder of New (PTC) Limited. None of Newton (PTC) Limited’s ultimate beneficial owners holds more than its 10% equity interest. The registered office address of Apoletto Ltd and Newton (PTC) Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of March 31, 2018, 331,318,139 of our ordinary shares were issued and outstanding. To our knowledge, a total of  27,600,000 Class A ordinary shares, representing approximately 8.3% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.           Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to “Item 6.. Directors, Senior Management and Employees—C. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through our variable interest entities and their subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

Transactions with Mr. Jay Wenjie Xiao

On December 16, 2015, we provided a loan in the amount of US$2.5 million to Mr. Jay Wenjie Xiao for the purpose of allowing Mr. Xiao to make potential investments on behalf of us. On May 24, 2016, we, through Mr. Jay Wenjie Xiao, entered into an agreement with Finnov Private Limited, or Finnov, to subscribe and purchase 11,363,637 series A preferred shares of Finnov with a consideration of US$933,333, which was paid on December 30, 2016. Subsequently, on December 21, 2016, we, through Mr. Jay Wenjie Xiao, entered into another agreement with Finnov, to subscribe and purchase 1,804,449 series A-2 preferred shares of Finnov with the total consideration of US$411,111, which was paid in March 2017. We are the beneficial owner with respect to those shares purchased by Mr. Jay Wenjie Xiao on our behalf and obtain control of those shares through a share charge and an option agreement. We made such arrangement solely for the purpose of facilitating our investment in Finnov and to comply with certain regulatory requirements. The amounts due from Mr. Jay Wenjie Xiao were fully collected by the Group in March 2018.

Transactions with Individual Directors and Officers on Juzi Licai

Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors on Juzi Licai. As of December 31, 2015, 2016 and 2017, we had RMB26.8 million, RMB45.2 million and RMB67.5 million (US$10.4 million) due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm’s-length transactions with third-party individual investors.

Transactions with JD.com

In 2015, we entered into a strategic cooperation agreement with JD.com and a series of related agreements pursuant to which we source our products sold on our e-commerce channel and receive fulfillment and storage service from JD.com. In 2015, 2016 and 2017, we purchased goods and received services from JD.com in a total amount of RMB747 million, RMB668 million, and RMB545 million (US$83.8 million), respectively. As of December 31, 2016, we had a total amount of RMB92.6 million due to JD.com. As of December 31, 2017, we did not have any amount due to JD.com as a result of JD.com’s transfer of its receivables due from us to a third party of us.

Shareholders Agreement

We entered into our amended and restated shareholders agreement on October 21, 2017 with our then-existing shareholders.

Pursuant to this shareholders agreement, our board of directors shall consist of four directors. Each of (i) K2 Evergreen Partners Limited, K2 Partners II Limited and its affiliates, (ii) Matrix Partners China III Hong Kong Limited and its affiliates, (iii) Magic Peak Investments Limited is entitled to appoint one director, and (iv) holders representing more than 50% of the Company’s class A ordinary shares are entitled to appoint one director.

The shareholders agreement also provides for certain preferential rights, including right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights, as well as the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 10% of our registrable securities have the right to demand in writing that we file a registration statement to register their registrable securities and registrable securities held by others who choose to participate in the offering. This right may be exercised at any time after this initial public offering. We are not obligated to effect a demand registration if, within the six-month period preceding the date of such request, we have already effected a registration pursuant to demand registration rights or Form F-3 registration rights, or holders had an opportunity to participate pursuant to piggyback registration rights. If the underwriters determine in good faith that marketing factors require a limitation of the number of share to be underwritten, the underwriters may reduce as required and allocate the shares to be included in the registration statement among holders, subject to certain limitations.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration.

Form F-3 Registration Rights. After our initial public offering, we shall use our best efforts to qualify for registration on Form F-3. After we are qualified to use Form F-3, holders of our securities may request to us in writing to effect a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$1,000,000, or (ii) we have already effected three registrations in the 6 month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12 month period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, piggyback or F-3 registration.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the fifth anniversary of our initial public offering and (ii) with respect to any holder of registrable securities, the time when all registrable securities held by such holder may be sold pursuant to Rule 144 under the Securities Act without transfer restrictions.

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—A. Compensation”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—A. Compensation”

B.            Interests of Experts and Counsel

Not applicable.

Item 8.           Financial Information

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends either out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution” and “Taxation—Dividends.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.           The Offer and Listing

A.            Offering and Listing Details

Our ADSs, each representing two Class A ordinary shares, have been listed on The Nasdaq Global Market since December 21, 2017. The ADSs trade under the symbol “LX.” The following table provides the high and low trading prices for our ADSs on Nasdaq since the date of the listing of the ADSs.

	Trading Price
	High	Low
Annual Highs and Lows
2017 (since December 21, 2017)	16.0	10.2
Quarterly Highs and Lows
Fourth Quarter 2017 (since December 21, 2017)	16.0	10.2
First Quarter 2018	20.0	13.5
Monthly Highs and Lows
December 2017 (since December 21, 2017)	16.0	10.2
January 2018	18.3	13.5
February 2018	16.0	13.5
March 2018	20.0	14.2
April 2018 (through April 25, 2018)	16.8	12.0

B.            Plan of Distribution

Not applicable.

C.            Markets

The ADSs have been listed on Nasdaq since December 21, 2017 under the symbol “LX.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—B. Board Practices—Board of Directors.”

Ordinary Shares

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. We may not issue bearer shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profits or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote on a poll, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes.

Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the Chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Conversion of Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by the holder to any non-affiliates of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share, and no Class B ordinary shares shall be issued by us thereafter.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided always, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year as our board may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the ordinary shares held by them. We are an exempted company with “limited liability” incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including a share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without approval from our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Class A ordinary shares.

Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.

However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allows our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding ordinary shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.            Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under United States state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that LexinFintech Holdings Ltd. meets all of the conditions above. LexinFintech Holdings Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that LexinFintech Holdings Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of LexinFintech Holdings Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that LexinFintech Holdings Ltd. is treated as a PRC resident enterprise.

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

Provided that our Cayman Islands holding company, LexinFintech Holdings Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Circular 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in our initial public offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, United States expatriates, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the United States federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, we will generally report any distribution paid as a dividend for United States federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate recipients of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation will generally be considered to be a qualified foreign corporation (a) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (b) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. We have applied to list the ADSs on the Nasdaq Global Market. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and generally will be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source income.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•                  such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the Nasdaq Global Market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.             Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-221509), as amended, including the annual report contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statement on Form F-6 (Registration No. 333-222020) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential customers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our business.”

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Item 12.         Description of Securities Other Than Equity Securities

A.            Debt Securities

Not applicable.

B.            Warrants and Rights

Not applicable.

C.            Other Securities

Not applicable.

D.            American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent two Class A ordinary shares (or a right to receive two Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2018, we received approximately US$2.8 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-221509) in relation to our initial public offering of 12,000,000 ADSs representing 24,000,000 of our Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 1,800,000 additional ADSs representing 3,600,000 Class A ordinary shares, at an initial offering price of $9.00 per ADS. Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited are the representatives of the underwriters.

As a result of our initial public offering, we raised an aggregate proceeds of approximately US$108.8 million, net of insurance costs. For the period from December 20, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used net proceeds from our initial public offering as follows:

From December 21, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2017, we had not used the net proceeds from our initial public offering.

We intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) general corporate purposes, including investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters, and (ii) acquisition of, or investment in, technologies, solutions or business that complement our business.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness and other control deficiencies described below, as of December 31, 2017, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Prior to our initial public offering in December 2017, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, including our chief financial officer and senior financial director. We have also implemented new financial software to improve visibility of data, journal entries and closing and reporting process controls. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. Wei Wu, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.      Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.lexinfintech.com.

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2016		2017
Audit fees and audit-related fees (1)	US$	691,637	US$	2,462,867
Tax fees(2)	US$	214,754	US$	380,862

(1)         “Audit fees and audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and fees for assurance services rendered in connection with our IPO in 2017.

(2)         “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, tax services and other services as described above.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

As a Cayman Islands exempted company listed on NASDAQ, we are subject to the Nasdaq corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to the American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.     Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The consolidated financial statements of LexinFintech Holdings Ltd., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.         Exhibits

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.1

The 2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

4.3

Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.4

Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.5

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Fenqile Network Technology Co., Ltd. dated November 4, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.6

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.7

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016 (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

Exhibit Number	Description of Document
4.8

English translation of the Power of Attorney by the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

4.9

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.10

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.11

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.12

English translation of the Power of Attorney by the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.13

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.14

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.15

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017, and its Supplementary Agreement dated May 10, 2017 (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.16 of registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated May 10, 2017 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

Exhibit Number	Description of Document
4.18

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.19

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.20

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017, and its Supplementary Agreement dated April 13, 2017 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.21

English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.22

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated April 13, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.23

English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trading Co., Ltd. and Guangzhou Jingdong Trading Co., Ltd. dated May 1, 2017 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics(incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Shihui Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                          Filed herewith

**                   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LexinFintech Holdings Ltd.

By:	/s/ Jay Wenjie Xiao
	Name:	Jay Wenjie Xiao
	Title:	Chief Executive Officer and Chairman of the Board

Date: April 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2018

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2016 RMB	2017 RMB	2017 US$
			Note 2
ASSETS
Current assets
Cash and cash equivalents	479,605	1,126,475	173,136
Restricted cash	172,870	561,922	86,366
Restricted time deposits	8,000	6,750	1,037
Short-term financing receivables, net	6,470,898	9,857,209	1,515,025
Accrued interest receivable	73,148	129,622	19,923
Prepaid expenses and other current assets	219,981	945,258	145,283
Amounts due from related parties	11,742	9,447	1,452
Inventories, net	107,704	101,653	15,624
Total current assets	7,543,948	12,738,336	1,957,846
Non-current assets
Restricted cash	—	46,889	7,207
Restricted time deposits	1,000	600	92
Long-term financing receivables, net	1,066,148	1,785,045	274,356
Property, equipment and software, net	41,747	63,125	9,702
Long-term investments	24,887	23,485	3,610
Deferred tax assets	42,405	38,841	5,970
Other assets	—	33,263	5,112
Total non-current assets	1,176,187	1,991,248	306,049
TOTAL ASSETS	8,720,135	14,729,584	2,263,895

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB72,703 and RMB158,692 as of December 31, 2016 and 2017, respectively)	72,703	198,177	30,459
Amounts due to related parties (including amounts of the consolidated VIEs of RMB397,023 and RMB1,913,601 as of December 31, 2016 and 2017, respectively)	137,782	67,510	10,376
Short-term borrowings (including amounts of the consolidated VIEs of RMB70,036 and RMB168,844 as of December 31, 2016 and 2017, respectively)	70,036	168,844	25,951
Short-term funding debts (including amounts of the consolidated VIEs of RMB6,968,488 and RMB10,525,134 as of December 31, 2016 and 2017, respectively)	6,968,488	10,525,134	1,617,683
Accrued interest payable (including amounts of the consolidated VIEs of RMB133,993 and RMB290,446 as of December 31, 2016 and 2017, respectively)	133,993	290,446	44,641
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB593,298 and RMB1,506,805 as of December 31, 2016 and 2017, respectively)	602,259	1,611,029	247,611
Total current liabilities	7,985,261	12,861,140	1,976,721
Non-current liabilities
Long-term funding debts (including amounts of the consolidated VIEs of RMB21,014 and RMB166,629 as of December 31, 2016 and 2017, respectively)	21,014	166,629	25,610
Long-term borrowings (including amounts of the consolidated VIEs of RMB1,762 and RMB289 as of December 31, 2016 and 2017, respectively)	1,762	289	44
Convertible loans (including amounts of the consolidated VIEs of RMB587,092 and nil as of December 31, 2016 and 2017, respectively)	698,179	—	—
Total non-current liabilities	720,955	166,918	25,654
TOTAL LIABILITIES	8,706,216	13,028,058	2,002,375
Commitments and contingencies (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2016 RMB	2017 RMB	2017 US$
			Note 2
MEZZANINE EQUITY (Note 15)
Pre-IPO Series A-1 convertible redeemable preferred shares ($0.0001 of par value per share; 38,602,941 shares authorized, issued and outstanding with redemption value of RMB7,792 as of December 31, 2016; none authorized, issued and outstanding as of December 3l, 2017)	14,485	—	—
Pre-IPO Class B ordinary shares ($0.0001 of par value per share; 7,350,000 shares authorized, issued and outstanding with redemption value of RMB1,443 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	1,319	—	—
Pre-IPO Series A-2 convertible redeemable preferred shares ($0.0001 of par value per share; 39,390,757 shares authorized, issued and outstanding with redemption value of RMB46,712 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	41,810	—	—
Pre-IPO Series B-1 convertible redeemable preferred shares ($0.0001 of par value per share; 4,119,294 shares authorized, issued and outstanding with redemption value of RMB34,633 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	29,970	—	—
Pre-IPO Series B-2 convertible redeemable preferred shares ($0.0001 of par value per share; 69,152,661 shares authorized, 63,775,246 shares issued and outstanding with redemption value of RMB601,272 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	537,986	—	—
Pre-IPO Series C convertible redeemable preferred shares ($0.0001 of par value per share; 53,774,149 shares authorized, 2 shares issued and outstanding with redemption value of nil as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	*	—	—
TOTAL MEZZANINE EQUITY	625,570	—	—

*                                         Less than 1

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Pre-IPO Class A Ordinary Shares ($0.0001 par value per share; 287,610,198 shares authorized; 110,647,199 shares issued and outstanding as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	68	—	—
Class A Ordinary Shares ($0.0001 par value per share; none authorized, issued and outstanding as of December 31, 2016; 1,889,352,801 shares authorized, 217,070,940 shares issued and outstanding as of December 31, 2017)	—	142	22
Class B Ordinary Shares ($0.0001 par value per share; none authorized, issued and outstanding as of December 31, 2016; 110,647,199 shares authorized, 110,647,199 shares issued and outstanding as of December 31, 2017)	—	68	10
Additional paid-in capital	—	2,110,957	324,448
Statutory reserves	2,003	55,861	8,586
Accumulated other comprehensive income/(loss)	16,942	(14,951)	(2,298)
Accumulated deficit	(630,664)	(450,551)	(69,248)
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(611,651)	1,701,526	261,520
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	8,720,135	14,729,584	2,263,895

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2
Operating revenue:
Online direct sales	2,164,393	2,770,634	2,534,983	389,620
Services and others	—	5,060	31,950	4,911
Online direct sales and services income	2,164,393	2,775,694	2,566,933	394,531
Interest and financial services income	325,601	1,373,559	2,443,761	375,599
Loan facilitation and servicing fees	661	54,201	378,892	58,235
Other revenue	34,287	135,232	192,603	29,603
Financial services income	360,549	1,562,992	3,015,256	463,437
Total operating revenue	2,524,942	4,338,686	5,582,189	857,968
Operating cost:
Cost of sales (including cost of goods purchased from a related party of RMB745,412, RMB658,898 and RMB530,605 for the years ended December 31, 2015, 2016 and 2017, respectively)	(2,309,586)	(2,894,025)	(2,634,142)	(404,860)
Funding cost	(168,470)	(491,695)	(792,170)	(121,754)
Processing and servicing cost	(51,057)	(114,323)	(223,916)	(34,415)
Provision for credit losses	(68,287)	(236,611)	(611,869)	(94,043)
Total operating cost	(2,597,400)	(3,736,654)	(4,262,097)	(655,072)
Gross profit	(72,458)	602,032	1,320,092	202,896
Operating expenses:
Sales and marketing expenses	(243,463)	(376,313)	(405,505)	(62,325)
Research and development expenses	(40,441)	(127,317)	(235,292)	(36,164)
General and administrative expenses	(40,962)	(87,364)	(203,635)	(31,298)
Total operating expenses	(324,866)	(590,994)	(844,432)	(129,787)
Interest expense, net	(1,930)	(48,343)	(75,517)	(11,607)
Investment related impairment	—	(5,635)	(932)	(143)
Change in fair value of financial guarantee derivatives	—	(5,942)	47,355	7,278
Others, net	126	(10,799)	28,013	4,306
(Loss)/income before income tax expense	(399,128)	(59,681)	474,579	72,943
Income tax benefit/(expense)	88,934	(58,258)	(234,227)	(36,000)
Net (loss)/income	(310,194)	(117,939)	240,352	36,943
Pre-IPO Preferred Shares redemption value accretion	(51,524)	(62,299)	(82,117)	(12,621)
Income allocation to participating preferred shares	—	—	(132,241)	(20,325)
Deemed dividend to a preferred shareholder	—	(42,679)	—	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(222,917)	25,994	3,997

Net (loss)/income per ordinary share
Basic	(3.27)	(2.01)	0.23	0.04
Diluted	(3.27)	(2.01)	0.18	0.03

Net (loss)/income per ADS
Basic			0.46	0.07
Diluted			0.37	0.06

Weighted average number of ordinary shares outstanding
Basic	110,647,199	110,647,199	113,620,774	113,620,774
Diluted	110,647,199	110,647,199	140,852,401	140,852,401

Share-based compensation expenses included in:
Processing and servicing cost	472	1,067	5,916	909
Sales and marketing expenses	3,194	4,009	6,611	1,016
Research and development expenses	3,736	9,068	17,089	2,627
General and administrative expenses	7,086	9,855	46,120	7,088

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2
Net (loss)/income	(310,194)	(117,939)	240,352	36,943
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	15,422	1,908	(31,893)	(4,902)
Total comprehensive (loss)/income	(294,772)	(116,031)	208,459	32,041

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(In thousands, except for share and per share data)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total Shareholders’ (Deficit)/Equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at December 31, 2014	110,647,199	68	—	—	—	—	—	2	(388)	(76,609)	(76,927)
Net loss	—	—	—	—	—	—	—	—	—	(310,194)	(310,194)
Share-based compensation expenses	—	—	—	—	—	—	14,488	—	—	—	14,488
Repurchase of vested options	—	—	—	—	—	—	(5,906)	—	—	—	(5,906)
Preferred shares redemption value accretion	—	—	—	—	—	—	(8,582)	—	—	(42,942)	(51,524)
Appropriation to statutory reserves	—	—	—	—	—	—	—	101	—	(101)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	15,422	—	15,422
Balances at December 31, 2015	110,647,199	68	—	—	—	—	—	103	15,034	(429,846)	(414,641)
Net loss	—	—	—	—	—	—	—	—	—	(117,939)	(117,939)
Share-based compensation expenses	—	—	—	—	—	—	23,999	—	—	—	23,999
Preferred shares redemption value accretion	—	—	—	—	—	—	(23,999)	—	—	(38,300)	(62,299)
Deemed dividend to a preferred shareholder	—	—	—	—	—	—	—	—	—	(42,679)	(42,679)
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,900	—	(1,900)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	1,908	—	1,908
Balances at December 31, 2016	110,647,199	68	—	—	—	—	—	2,003	16,942	(630,664)	(611,651)
Share issuance upon the initial public offering, net of issuance costs	—	—	24,000,000	16	—	—	612,835	—	—	—	612,851
Share issuance upon the conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	193,070,940	126	—	—	1,498,122	—	—	—	1,498,248
Share issuance upon the redesignation of Pre-IPO Class A Ordinary Shares into Class B Ordinary Shares	(110,647,199)	(68)	—	—	110,647,199	68	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	240,352	240,352
Share-based compensation expenses	—	—	—	—	—	—	75,736	—	—	—	75,736
Preferred shares redemption value accretion	—	—	—	—	—	—	(75,736)	—	—	(6,381)	(82,117)
Appropriation to statutory reserves	—	—	—	—	—	—	—	53,858	—	(53,858)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(31,893)	—	(31,893)
Balances at December 31, 2017	—	—	217,070,940	142	110,647,199	68	2,110,957	55,861	(14,951)	(450,551)	1,701,526

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2
Cash flows from operating activities:
Net (loss)/income	(310,194)	(117,939)	240,352	36,943
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Accrued convertible loans interest expense	—	45,268	67,270	10,339
Amortization of debt issuance cost	—	10,880	4,597	707
Change in fair value of servicing rights	(521)	3,535	12,741	1,958
Share-based compensation expenses	14,488	23,999	75,736	11,640
Depreciation and amortization	1,388	4,586	18,859	2,899
Provision for credit losses	68,287	236,611	611,869	94,043
Inventory write-downs	2,321	1,688	1,764	271
Change in fair value of financial guarantee derivatives	—	5,942	(47,355)	(7,278)
Deferred income tax	(89,459)	47,054	3,564	548
Investment related impairment	—	5,635	932	143
Share of results of an equity investee	—	1,640	2,028	312
Foreign exchange gain	—	—	(2,090)	(321)
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	(1,312,503)	(253,660)	231,840	35,633
Accrued interest receivable	(21,850)	(47,628)	(56,474)	(8,680)
Prepaid expenses and other current assets	(209,898)	(8,356)	(173,026)	(26,594)
Amounts due from related parties	33,800	1,487	1,726	265
Inventories	(33,265)	(65,097)	4,287	659
Other assets	—	—	(33,263)	(5,112)
Accounts payable	30,641	41,942	125,474	19,285
Amounts due to related parties	177,018	(84,411)	(92,597)	(14,232)
Accrued interest payable	64,263	66,831	156,453	24,046
Accrued expenses and other current liabilities	100,378	459,832	507,638	78,023
Net cash (used in)/provided by operating activities	(1,485,106)	379,839	1,662,325	255,497

Cash flows from investing activities:
Cash paid on long-term investments	(11,132)	(13,333)	(2,832)	(435)
Purchases of property, equipment and software	(10,418)	(32,147)	(37,844)	(5,817)
Financing receivables originated (excluding receivables related to online direct sales)	(3,252,366)	(12,004,213)	(24,002,518)	(3,689,119)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	1,651,028	7,702,963	19,053,601	2,928,485
Changes in restricted cash	(25,947)	(146,540)	(435,941)	(67,003)
Placement of restricted time deposits	—	(9,000)	(10,850)	(1,668)
Withdrawal of restricted time deposits	61,190	—	12,500	1,921
Net cash used in investing activities	(1,587,645)	(4,502,270)	(5,423,884)	(833,636)

Cash flows from financing activities:
Proceeds from financial institution borrowings	—	80,000	232,000	35,658
Principal payments on financial institution borrowings	(55,300)	(8,202)	(132,969)	(20,437)
Proceeds from Funding Debts	5,752,255	15,432,174	18,204,825	2,798,030
Principal payments on Funding Debts	(2,864,683)	(11,589,727)	(14,541,577)	(2,234,998)
Proceeds from issuances of convertible loans	—	654,680	—	—
Payment of debt issuance cost	(3,648)	(21,055)	(1,696)	(261)
Proceeds from issuance of Pre-IPO Preferred Shares	203,240	—	—	—
Proceeds from initial public offering, net of issuance costs	—	—	651,250	100,095
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	—	—	49,775	7,650
Repayment of liabilities to Pre-IPO Series C-1 preferred shareholders	—	—	(50,000)	(7,685)
Repurchase of Pre-IPO Preferred Shares	—	(87,923)	—	—
Net cash provided by financing activities	3,031,864	4,459,947	4,411,608	678,052
Effect of exchange rate changes on cash and cash equivalents	14,674	6,718	(3,179)	(491)
Net (decrease)/increase in cash and cash equivalents	(26,213)	344,234	646,870	99,422
Cash and cash equivalents at beginning of the year	161,584	135,371	479,605	73,714
Cash and cash equivalents at end of the year	135,371	479,605	1,126,475	173,136
Supplemental disclosure of cash flows information
Cash paid for interest expense	3,366	1,132	4,580	704
Cash paid for income tax expense	—	—	57,924	8,903

Non-cash financing activities
Pre-IPO Preferred Shares redemption value accretion	51,524	62,299	82,117	12,621
Conversion of convertible loans into Pre-IPO Preferred Shares	—	—	764,703	117,533
Conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	1,498,248	230,277

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LexinFintech Holdings Ltd. (“Lexin” or the “Company”), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group offers online direct sales with installment payment terms and offers installment purchase loans and personal installment loans mainly through its retail and online consumer finance platform (“Platform”), www.fenqile.com, and its mobile application (“APP”) to young adults typically between the age of 18 and 36 (“Customers”) in the People’s Republic of China (“PRC”).

The Group addresses its Customers’ credit needs by offering installment purchase loans and personal installment loans (collectively referred to as the “Loans”). Installment purchase loans are loans offered to Customers who want to finance their online direct purchase from the Platform with general terms of between one month and thirty-six months. Personal installment loans are loans provided to Customers who have consumption needs (other than purchase from the Platform) with terms generally ranging from one month to thirty-six months.

The Group primarily finances the Loans to Customers through its own online investment platform, www.juzilicai.com and its APP, by offering various investment programs that are backed by the Loans to individual investors (“Individual Investors”). The Group also finances the Loans with proceeds from commercial banks, consumer finance companies, other licensed financial institutions and partnering peer-to-peer lending platforms (collectively “Institutional Funding Partners”).

As of December 31, 2017, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd.(“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd.(“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
VIEs
Beijing Lejiaxin Network Technology Co., Ltd.(“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd.(“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd.(“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Qianhai Juzi Information Technology Co., Ltd.(“Qianhai Juzi”)	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Shenzhen Tiqianle Network Technology Co., Ltd.(“Shenzhen Tiqianle”)	January 13, 2016	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Mengtian Technology Co., Ltd. (“Shenzhen Mengtian”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Ji’an Fenqile Network Microcredit Co., Ltd.(“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd.(“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd.(“Shenzhen Dingsheng Technology”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Shenzhen Lexin Financing Guarantee Co., Ltd.(“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services

History of the Group and Basis of Presentation

The Group commenced operations through Shenzhen Fenqile, a PRC company incorporated in August 2013 that offers online direct sales with installment payment terms, installment purchase loans and personal installment loans. The equity interests of Shenzhen Fenqile were held by Mr. Jay Wenjie Xiao, the Group’s founder, Chief Executive Officer and chairman of board of directors (the “Founding Shareholder”), and two angel investors, Mr. Richard Qiangdong Liu and Tibet Xianfeng Huaxing Changqing Investment Co. Ltd. (“Tibet Xianfeng Huaxing”), prior to July 2014. In October 2013, Beijing Lejiaxin was incorporated as an investment holding company in the PRC. The equity interests of Beijing Lejiaxin were held by the Founding Shareholder and Mr. Richard Qiangdong Liu. Beijing Lejiaxin established its wholly owned subsidiary Qianhai Juzi in June 2014 in order to launch the Group’s online investment platform Juzi Licai, which offers investment programs to the Individual Investors.

2014 Reorganization

In order to facilitate international financing for the Company, the Group underwent a reorganization (the “2014 Reorganization”) from November 2013 to July 2014. In November 2013, the Company was incorporated under the Laws of the Cayman Islands to be an offshore holding company for the Group. In December 2013, Installment HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company. In July 2014, Beijing Shijitong was incorporated as a wholly owned subsidiary of Installment HK in the PRC.

To comply with PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Company obtained control over Shenzhen Fenqile and Beijing Lejiaxin through Beijing Shijitong by entering into a series of contractual arrangements with Shenzhen Fenqile, Beijing Lejiaxin and their shareholders in July 2014. These contractual arrangements include exclusive option agreements, power of attorney, exclusive business cooperation agreements, and equity pledge agreements. As a result of the 2014 Reorganization, Shenzhen Fenqile and Beijing Lejiaxin became the consolidated VIEs of the Group through the contractual arrangements described in Note 2. The Founding Shareholder, Tibet Xianfeng Huaxing, and Mr. Richard Qiangdong Liu are collectively referred to as the nominee shareholders (“Nominee Shareholders”). The Nominee Shareholders are legal owners of an entity; however, the rights of the shareholders have been transferred to the Company through contractual arrangements.

Concurrently with the 2014 Reorganization, the Company completed its Pre-IPO Class B Ordinary Shares, Pre-IPO Series A-1 Preferred Shares and Pre-IPO Series A-2 Preferred Shares financing. The 2014 Reorganization was accounted for as a reorganization and the historical financial statements were presented on a carryover basis.

2016 Reorganization

In December 2015, Shenzhen Xinjie was incorporated by the Founding Shareholder as an investment holding company in the PRC. In March 2016, Shenzhen Xinjie acquired 73.33% equity interests of Shenzhen Fenqile by investing additional capital in Shenzhen Fenqile to better structure the Group, and the remaining equity interests were still held by the same Nominee Shareholders (the “2016 Reorganization”). In January 2016, Shenzhen Xinjie established a subsidiary Shenzhen Tiqianle to offer online direct sales and online consumer finance services. In January 2016, Qianhai Dingsheng was incorporated by the Founding Shareholder (90%) and Shenzhen Xinjie (10%) to conduct financial technology services business.

The Company obtained control over Shenzhen Xinjie and Qianhai Dingsheng through Beijing Shijitong in December 2015 and January 2016 respectively by entering into a series contractual arrangements with Shenzhen Xinjie, Qianhai Dingsheng and the Founding Shareholder. These contractual arrangements include exclusive option agreements, power of attorney, exclusive business cooperation agreements, and equity pledge agreements. As a result of the 2016 Reorganization, Shenzhen Xinjie and Qianhai Dingsheng became the consolidated VIEs of the Group through the contractual arrangements described in Note 2 and the Company’s ability to control Shenzhen Fenqile remains unchanged. Shenzhen Fenqile then became one of the subsidiaries of Shenzhen Xinjie.

All the entities involved in the 2016 Reorganization were under common control and therefore the historical financial statements were presented on a carryover basis.

In December 2016, Ji’an Microcredit and Shenzhen Fenqile Trading were incorporated by Shenzhen Fenqile. The two entities started to carry out online consumer credit businesses and online direct sales businesses respectively since early 2017. In March 2017, Shenzhen Lexin Software was incorporated by Installment HK to conduct software development businesses.

Subsequently in March 2017, the Founding Shareholder transferred 90% equity interests of Qianhai Dingsheng to two employees as the Nominee Shareholders and the remaining 10% equity interests were still held by Shenzhen Xinjie. In April 2017, Beijing Shijitong granted a loan with a total principal of RMB10.0 million to these two Nominee Shareholders and Shenzhen Xinjie. In May 2017, Beijing Shijitong granted another loan with a total principal of RMB1.0 million to the Nominee Shareholders of Shenzhen Xinjie. The two loans granted by Beijing Shijitong were solely for the purpose of providing funds necessary for capital injection into the VIEs to operate their respective businesses. Term of both loans is ten years and will be extended automatically for another ten years on each expiration. These loans were eliminated with the paid-in capital of the VIEs during consolidation.

Management concluded that Shenzhen Fenqile (before the 2016 Reorganization), Beijing Lejiaxin, Shenzhen Xinjie and Qianhai Dingsheng are the VIEs of the Company and the Company is entitled to substantially all of the economic benefits from the VIEs and is obligated to absorb all of their expected losses. As such, the Company is the ultimate primary beneficiary of the VIEs and shall consolidate the financial results of these VIEs and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2 to the consolidated financial statements for the basis of consolidation.

Initial Public Offering

On December 26, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Market in the United States of America. In this offering, 12,000,000 American Depositary Shares (“ADSs”), representing 24,000,000 Class A ordinary shares (“Class A Ordinary Shares”), were issued and sold to the public at a price of US$9.00 per ADS.

Immediately prior to the completion of the IPO, in accordance with the written resolutions passed by the board of directors of the Company and its shareholders in October 2017 (“October 2017 Resolutions”), all of 110,647,199 shares of issued and outstanding Pre-IPO Class A Ordinary Shares were automatically redesignated into Class B Ordinary Shares on a one-for-one basis. All of 193,070,940 shares of issued and outstanding Pre-IPO Series A-1 Preferred Shares, Pre-IPO Class B Ordinary Shares, Pre-IPO Series A-2 Preferred Shares, Pre-IPO Series B-1 Preferred Shares, Pre-IPO Series B-2 Preferred Shares, Pre-IPO Series C-1 Preferred Shares, and Pre-IPO Series C-2 Preferred Shares (collectively, “Pre-IPO Preferred Shares”) were automatically converted and redesignated into Class A Ordinary Shares on a one-for-one basis. In addition, the authorized share capital of the Company increased from US$50,000 divided into 500,000,000 shares of par value of US$0.0001 each, to US$500,000 divided into 5,000,000,000 shares of par value of US$0.0001 each, of which (i) 1,889,352,801 shares were designated as Class A Ordinary Shares; (ii) 110,647,199 shares were designated as Class B Ordinary Shares; and (iii) 3,000,000,000 shares were designated as Reserved Shares, with such rights preferences and privileges set forth in the Sixth Amended and Restated Memorandum and Articles of Association of the Company effective immediately prior to the completion of the IPO.

Liquidity

Prior to 2017, the Group incurred significant losses from operations. It generated net profit for the year ended December 31, 2017. The Group’s accumulated deficit amounted to RMB630.7 million and RMB450.6 million as of December 31, 2016 and 2017, respectively. Net current liabilities of the Group were RMB441.3 million and RMB122.8 million as of December 31, 2016 and 2017, respectively. The net cash used in operating activities was approximately RMB1,485.1 million for the year ended December 31, 2015, while the net cash provided by operating activities was approximately RMB379.8 million and RMB1,662.3 million for the years ended December 31, 2016 and 2017, respectively.

The Group’s liquidity is based on its ability to generate cash from operations or obtain capital financing from equity interest investors to fund its general operations and capital expansion needs. The growth of the Group’s business is also dependent on its ability to obtain funds from the Individual Investors on Juzi Licai and Institutional Funding Partners to fund its Loans to Customers. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating cost and expenses to generate positive operational cash flows, and obtaining funds from Individual Investors, Institutional Funding Partners or equity interest investors to generate positive financing cash flows. The Group successfully completed its IPO in December 2017 through which the Company issued and sold 12,000,000 ADSs, representing 24,000,000 Class A Ordinary Shares. The aggregate proceeds received from the IPO, net of issuance costs, were approximately RMB651.3 million ($100.1 million).

Based on cash flows projections from operating and financing activities and existing balances of cash and cash equivalents, the Group believed that it will be able to meet its payment obligations for general operations and debt related commitments for the next twelve months from the date of issuance of the consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

VIE Companies

a.                                      Contractual Agreements with VIEs

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Beijing Shijitong, and the VIEs, Shenzhen Fenqile (before the 2016 Reorganization), Beijing Lejiaxin, Shenzhen Xinjie and Qianhai Dingsheng. Through the Contractual Agreements, the VIEs are effectively controlled by the Company.

Exclusive Option Agreements.  Pursuant to the Exclusive Option Agreements, the Nominee Shareholders of the VIEs have irrevocably granted Beijing Shijitong or any third party designated by Beijing Shijitong an exclusive option to purchase all or part of their respective equity interests in the VIEs. The purchase price shall be the lowest price permitted by law. Without Beijing Shijitong’s prior written consent, the VIEs shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on their business. The Nominee Shareholders of the VIEs also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in the VIEs to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective until Beijing Shijitong and/or any third party designated by Beijing Shijitong has acquired all equity interests of the VIEs from their respective Nominee Shareholders.

Power of Attorney.  Pursuant to the Power of Attorney, each Nominee Shareholder of the VIEs irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interests in the VIEs, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Exclusive Business Cooperation Agreements.  Pursuant to these Exclusive Business Cooperation Agreements, Beijing Shijitong or its designated party has the exclusive right to provide the VIEs with comprehensive business support, technical support and consulting services. Without Beijing Shijitong’s prior written consent, the VIEs shall not accept any services covered by these agreements from any third party. The VIEs agree to pay service fees in an amount determined by Beijing Shijitong based on respective profits calculated as operating revenue minus operating cost of the VIEs for the relevant period on a yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. Beijing Shijitong owns the intellectual property rights arising out of the services performed under these agreements. Unless Beijing Shijitong terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by Beijing Shijitong through a 30-day advance written notice, the VIEs have no right to unilaterally terminate these agreements. Beijing Shijitong is entitled to substantially all of the economic benefits of the VIEs.

Loan Agreements.  Pursuant to the loan agreement between Beijing Shijitong and the Nominee Shareholders of Qianhai Dingsheng, and the loan agreement between Beijing Shijitong and the Nominee Shareholders of Shenzhen Xinjie, Beijing Shijitong made the loans solely for the purpose of providing funds necessary for capital injection into the VIEs to operate their respective businesses. Pursuant to these loan agreements, the Nominee Shareholders can only repay the loans by the transfer of all their equity interests in Qianhai Dingsheng or Shenzhen Xinjie, where applicable, to Beijing Shijitong or its designated person(s) pursuant to their respective Exclusive Option Agreements. The Nominee Shareholders of the VIEs must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong. In the event that the Nominee Shareholders transfer their equity interests to Beijing Shijitong or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong’s request. Term of both loans is ten years and will be extended automatically for another ten years on each expiration.

Equity Pledge Agreements.  Pursuant to these Equity Pledge Agreements, each Nominee Shareholder of the VIEs has pledged all of his, her or its respective equity interests in the VIEs to Beijing Shijitong to guarantee the performance by such Nominee Shareholder and the VIEs of their respective obligations under the Exclusive Option Agreements, the Power of Attorney, the Loan Agreements (applicable to the contractual arrangements with Qianhai Dingsheng or Shenzhen Xinjie), and the Exclusive Business Cooperation Agreements, and any amendment, supplement or restatement to such agreements. If the VIEs or any of their Nominee Shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the Nominee Shareholders of the VIEs agrees that before his, her or its obligations under the Contractual Agreements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These Equity Pledge Agreements will remain effective until the VIEs and their Nominee Shareholders discharge all their respective obligations under the Contractual Agreements.

In April 2015, the Contractual Agreements were restated to reflect the replacement of Tibet Xianfeng Huaxing with its affiliated entity, Tibet Xianfeng Changqing Start-up Investment and Management Co., Ltd. (formerly known as Tibet Xianfeng Management Consultation Co., Ltd.), as a Nominee Shareholder of Shenzhen Fenqile. In March 2016, the Contractual Agreements were restated to reflect the 2016 Reorganization. These changes had no impact on the Group’s effective control over Shenzhen Fenqile, and therefore had no impact on the consolidated financial statements.

In March 2017, the Contractual Agreements were restated to reflect the replacement of the Founding Shareholder with two employees Nominee Shareholders of Qianhai Dingsheng. In April and May 2017, the Contractual Agreements were restated to reflect the Loan Agreements entered into between Beijing Shijitong and the Nominee Shareholders of Qianhai Dingsheng, and Beijing Shijitong and the Nominee Shareholders of Shenzhen Xinjie, respectively. These changes had no impact on the Group’s effective control over Qianhai Dingsheng and Shenzhen Xinjie, and therefore had no impact on the consolidated financial statements.

b.                                      Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated:

	As of December 31,
	2016	2017
	(RMB in thousands)
Total assets	8,565,968	14,453,386
Total liabilities	8,845,409	14,730,440

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Total operating revenue	2,524,942	4,338,686	5,582,189
Net loss	(297,545)	(89,726)	(7,905)

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(1,266,996)	360,790	1,652,267
Net cash used in investing activities	(1,639,542)	(4,498,168)	(5,407,706)
Net cash provided by financing activities	2,938,424	4,450,392	3,851,583
Net increase in cash and cash equivalents	31,886	313,014	96,144
Cash and cash equivalents at beginning of the year	10,930	42,816	355,830
Cash and cash equivalents at end of the year	42,816	355,830	451,974

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries and can have assets transferred out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for registered capital and PRC statutory reserves of the VIEs and their subsidiaries amounting to RMB671.8 million and RMB1,314.3 million as of December 31, 2016 and 2017, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through its VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIEs and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group’s contractual arrangements with its VIEs, and as a result, the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the power of attorney Beijing Shijitong has to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•                  revoke the Group’s business and operating licenses;

•                  require the Group to discontinue or restrict its operations;

•                  restrict the Group’s right to collect revenues;

•                  block the Group’s websites;

•                  require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

Use of estimates

The preparation of the Group’s consolidated financial statements is in conformity with the U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statement and reported revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to (i) revenue recognition associated with principal versus agent considerations; (ii) fair value of financial guarantee derivatives; (iii) determination of the fair value of Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares; (iv) valuation and recognition of share-based compensation expenses; (v) provision for income tax and valuation allowance for deferred tax assets; (vi) provision for credit losses; (vii) basis of consolidation; (viii) inventory valuation for excess and obsolete inventories. Actual results could materially differ from these estimates.

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in Hong Kong (i.e. Installment HK) is United States dollars (“US$”) and the functional currencies of the PRC entities in the Group are RMB.

In the consolidated financial statements, the financial information of the Company and its subsidiary incorporated in Hong Kong have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments, and are shown as a component of accumulated other comprehensive income in the Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity and a component of other comprehensive income in the Consolidated Statements of Comprehensive (Loss)/Income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in “Others, net” in the Consolidated Statements of Operations.

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive (Loss)/Income for the years ended December 31, 2015, 2016 and 2017 were gain of RMB15.4 million, gain of RMB1.9 million and loss of RMB31.9 million, respectively. Foreign currency exchange gain or loss recorded was immaterial for each of the periods presented.

Convenience translation

Translations of balances in the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss)/Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2017, or at any other rate.

Financing receivables

The Group generates financing receivables from providing installment purchase loans, from its online direct sales, and personal installment loans to Customers. Financing receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for any charge-offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables.

With respect to the Group’s financing receivables, the Group’s main funding sources include (1) proceeds from Individual Investors; (2) proceeds from Institutional Funding Partners; (3) the issuance of asset-backed securitized debts.

On-balance sheet: Loans funded by Individual Investors on Juzi Licai and certain Institutional Funding Partners

For the proceeds from loans facilitated through the Group’s own online investment platform Juzi Licai, which offers the Individual Investors various investment programs with different terms and estimated rates of return, or from certain Institutional Funding Partners, the Group’s role includes: (1) collecting the investment principal from the Individual Investors or Institutional Funding Partners and lending the funds to Customers, (2) collecting monthly repayment from the Customers and repaying the Individual Investors or Institutional Funding Partners according to the terms (i.e. interest rate and scheduled repayment dates) of the respective investment programs or agreements between the Individual Investors or Institutional Funding Partners and the Group (“Investment Programs or Agreements”). The Group noted that the terms of the underlying loan agreements between the Individual Investors or Institutional Funding Partners and the Customers (“Underlying Loan Agreements”) do not necessarily match the terms of the Investment Programs or Agreements. The mismatch is mainly due to the fact that some Individual Investors or Institutional Funding Partners may invest in the programs that have shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the Individual Investors choose or the Investment Agreements the Institutional Funding Partners entered into with the Group, the investing periods could be as short as one week and as long as thirty-six months. Pursuant to the Investment Programs or Agreements, the Individual Investors or Institutional Funding Partners agree on a rate of return with the Group which is normally lower than the coupon interest rate stipulated in the Underlying Loan Agreement, given the shorter periods of those Investment Programs or Agreements. The Group considers the terms of the Investment Programs or Agreements, which drive the return of the investments, and concludes the Group has liabilities to the Individual Investors or Institutional Funding Partners when the underlying loans are funded. Accordingly, the Group is considered as the primary obligor to the Individual Investors or Institutional Funding Partners in the lending relationship and therefore records the liabilities to Individual Investors or Institutional Funding Partners on its Consolidated Balance Sheets. Consequently, the Group considered that the financing receivables were not settled or extinguished when Customers enter into the Underlying Loan Agreements with the Individual Investors or Institutional Funding Partners. Therefore, the Group continues to account for the financing receivables over the terms of the installment purchase loans and personal installment loans.

Quality assurance program on Juzi Licai

In July 2017, the Group established a quality assurance program (“QAP”) with the purposes of providing make-up payments to Individual Investors on Juzi Licai when Customers fail to satisfy their principal or interest repayment obligations. The Group considers historical loan performance, the expected repayments (including prepayments) by Customers, market conditions, the product lines, profitability, cash position, the actual and expected payouts of the quality assurance funds, and determines to set aside a portion of each repayment equal to certain percentage of the outstanding principal balance of the loan and transfers such amount to custody bank accounts as quality assurance funds. The percentage is currently equal to 4.5% of the outstanding principal balance at the beginning of the relevant monthly period, divided by 12. The Group reserves the right to revise this percentage upwards or downwards from time to time. The QAP only applies to loans newly funded by Individual Investors on Juzi Licai on or after July 7, 2017.

Under the Investment Programs with Individual Investors on Juzi Licai relating to the QAP, the amount of make-up payments to Individual Investors with defaulted loans is up to the available balance under the QAP. If the QAP becomes insufficient to pay back all Individual Investors with defaulted loans, these Individual Investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time the QAP is replenished, at which time a distribution will again be made to all Individual Investors with those defaulted loans. The Group places a three-year limit on the period during which Individual Investors with defaulted loans have the right to collect the unpaid balances from the QAP. Once the Group makes a payment out of the QAP to an Individual Investor on Juzi Licai when a Customer defaults, the Group seeks to collect the amounts from that Customer through the collection process. The amount collected from the Customer, if any, is remitted to first replenish the portion of the QAP used to repay the Individual Investor, and if there is any additional amount remaining, then to reimburse the Group’s collection expenses.

Considering that the loans funded with the proceeds from Individual Investors on Juzi Licai are on-balance sheet loans, the Group is obligated to repay the Individual Investors for all amounts of principal and future interests regardless of whether the QAP has been implemented or not. The Group determines that there are no additional liabilities to be recognized in addition to the principal and interests due to Individual Investors recorded as “Funding Debts” and “Accrued interest payable” on its Consolidated Balance Sheets. The quality assurance funds set aside under the QAP through custody bank accounts are recorded as “Restricted cash” on its Consolidated Balance Sheets. The Group applies the same process and methodology to evaluate the creditworthiness and collectability of the loan portfolio covered by the QAP on a pooled basis, mainly based on delinquency levels and historical charge-offs.

Off-balance sheet: Loans funded by certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies

For the financing receivables funded by the proceeds from certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies, each underlying loan and Customer has to be approved by the commercial banks or consumer finance companies individually. Once the loan is approved by and originated by the commercial bank or consumer finance company, the fund is provided by the commercial bank or consumer finance company to the Customer and a lending relationship between the Customer and the commercial bank or consumer finance company is established through a loan agreement. The funds can only be used to settle the existing financing receivables the Group generated from installment purchase loans or personal installment loans previously provided to the Customers. Effectively, the Group offers loan facilitation and matching services to the Customers who have credit needs and the commercial banks or consumer finance companies who originate loans directly to Customers referred by the Group. The Group continues to provide account maintenance, collection, and payment processing services to the Customers over the term of the loan agreement. At the same time, the Group also provides a financial guarantee on the principal and the accrued interest repayment of the defaulted loans in case of Customers’ defaults, and full interest repayment in the event that Customers early repay their loans. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record financing receivables arising from these loans nor loans payable to the commercial banks or consumer finance companies and considered that the financing receivables arising from installment purchase loans or personal installment loans previously provided to the Customers were settled and extinguished when the funds are received. Separately, the Group accounts for the financial guarantee provided as discussed in Note 2.

On-balance sheet: Issuance of asset-backed securitized debts

The Group periodically securitizes its financing receivables arising from online direct sales through the transfer of those assets to a securitization vehicle. The securitization vehicle then issues debt securities to third-party investors and is considered a consolidated variable interest entity under ASC 810. Therefore, the financing receivables remain at the Group and are recorded as “Financing receivables, net” in the Consolidated Balance Sheets. The Group recognizes interest and financial services income over the terms of the financing receivables using the effective interest rate method. The proceeds from third-party investors are recorded as Funding Debts (described below).

Provision for credit losses

The Group assesses the creditworthiness and collectability of its financing receivable portfolio mainly based on delinquency levels and historical charge-offs of the financing receivables using an established systematic process on a pooled basis within respective credit risk levels. The Group considers location, education background, income level, outstanding external borrowings, and external credit references when assigning Customers into different credit risk levels. Also, the financing receivable portfolio within each credit risk level consists of individually small amount of installment purchase loans and personal installment loans. In the consideration of above factors, the Group determines that the entire financing receivable portfolio within each credit risk level is homogenous with similar credit characteristics.

The Group’s provision for credit losses is calculated separately for financing receivables within each credit risk level, taking into considerations of those financing receivables with flexible repayment options. For each credit risk level, the Group estimates the expected credit losses rate based on delinquency status of the financing receivables within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financing receivables associated with each of the abovementioned delinquency categories. The expected loss rate of each risk level will be applied to the outstanding loan balances within that level to determine the allowance for credit loss for each reporting period. In addition, the Group considers other general economic conditions, if any, when determining the provision for credit losses.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

Nonaccrual financing receivables and charged-off financing receivables

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that it will be unable to collect unpaid principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. The Group does not resume accrual of interest after a loan has been placed on nonaccrual status.

Funding Debts

For the proceeds received from the Individual Investors, Institutional Funding Partners, or the asset-backed securitized debts to fund the Group’s on-balance sheet loans, the Group records them as Funding Debts on the Consolidated Balance Sheets.

Accrued interest payable

Accrued interest payable is calculated based on the contractual interest rates of Funding Debts.

Guarantee liabilities

For the off-balance sheet loans funded by certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies, the Group is obligated to compensate the commercial banks or consumer finance companies for the principal and interest repayment of the defaulted loans in case of Customers’ default, and full interest repayment according to the loan terms in the event that the Customers early repay their loans. Therefore, the Group effectively provides guarantees to the commercial banks or consumer finance companies that include credit risk and prepayment risk.

In order to determine the accounting treatment of the guarantees, the Group considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

As the guarantee provided by the Group does not solely reimburse these commercial banks or consumer finance companies for failure of the Customers to satisfy required payment obligations, but also the future interest in the event of early repayment by the Customers, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC Topic 815, Derivatives and Hedging, and are recognized on the Consolidated Balance Sheets as either assets or liabilities and recorded at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and remeasured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined by the Group based on a discounted cash flow model, with reference to estimates of cumulative default rates, cumulative prepayment rates, margins on cost of comparable companies and discount rates, using industry standard valuation techniques with the assistance of an independent valuation firm.

Revenue recognition

The Group mainly provides online direct sales and services, and financial services to its Customers.

Consistent with the criteria set out by ASC Topic 605, Revenue Recognition, the Group recognizes revenues when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Online direct sales and services

Online direct sales

The Group engages in the online direct sales of electronic products, and to a lesser extent, home appliance products and general merchandise products with installment payment terms mainly through its retail website www.fenqile.com and its APP.

The Group considers whether it should report the gross amount of product sales and related cost or the net amount earned as commissions by assessing all indicators set forth in ASC subtopic 605-45. For arrangements where the Group is the primary obligor (i.e. primarily responsible for fulfilling the promise to provide the good or service), is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis as services and others.

For online direct sales for which the Group is considered the principal, the Group recognizes revenue net of discounts and return allowances when the products are delivered and titles are passed to Customers. Return allowances, which reduce net revenues, are estimated based on historical experiences.

For these transactions, the Group originates instalment purchase loans and generates financing receivables due from the Customers who place orders. The online direct sales revenues and related financing receivables are accounted for as sales of products to the Customers with extended payment terms and recorded at present value of the contractual cash flows when the above revenue recognition criteria are met.

The instalment purchase loans originated through online direct sales may be subsequently funded by certain other Institutional Funding Partners and such subsequent loans may be categorized as off-balance sheet loans. The financing receivables previously generated from online direct sales are settled with the proceeds the Customers receive from the loans issued by the Institutional Funding Partners.

Revenue is recorded net of value-added tax and related surcharges.

Services and others

The Group also operates an online marketplace that enable third-party sellers to sell their products to Customers with installment payment terms. The Customers place their orders online through the website www.fenqile.com or its APP, whereby the Group pays to the third-party sellers on behalf of the Customers, which generate financing receivables due from the Customers. The Group charges the third-party sellers a fixed rate commission fee based on the sales amount for the services rendered. The Group recognizes the commission fees as revenues from the third-party sellers on a net basis at the point of successful delivery of products, as it is not the primary obligor and does not have general inventory risk or does not have latitude to establish prices. Financing receivables associated with third-party sellers’ sales are recorded at present value of the contractual cash flows when the above revenue recognition criteria are met.

Financial services

Interest and financial services income

The Group generates interest and financial services income earned on installment purchase loans, from its online direct sales on the website www.fenqile.com and its APP, and personal installment loans to its Customers, if these loans are determined to be on-balance sheet loans.

For the on-balance sheet loans funded by the Individual Investors on Juzi Licai or certain Institutional Funding Partners, and the on-balance sheet loans securitized and transferred to the securitization vehicle, the financing receivables continue to be recorded on the Group’s Consolidated Balance Sheets over the terms of the loans.

Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Origination fees collected on the first repayment date, normally one month after the origination of personal installment loans, are recorded as a component of financing receivables, on the Consolidated Balance Sheets. Deferred origination fees are recognized over the terms of personal installment loans. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Customers as well as the relatively small amount of each individual financing receivable, the Group determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” in the Consolidated Statements of Operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Loan facilitation and servicing fees

For the off-balance sheet loans funded by certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies, the Group does not record financing receivables arising from these loans nor loans payable to the commercial banks or consumer finance companies. For these transactions, the Group earns loan facilitation and servicing fees from the Customers.

The Group provides intermediary services to both the Customers and the commercial banks or consumer finance companies. The intermediary services provided include (1) loan facilitation and matching services, (2) post-origination services (i.e. account maintenance, collection, and payment processing) to the Customers, and (3) a financial guarantee to the commercial banks or consumer finance companies. The Group determined that the financial guarantee is within the scope of ASC 815 Derivatives and Hedging and recorded it at fair value at inception, with the remaining consideration recognized as revenues under ASC 605-25.

Under the off-balance sheet loan arrangements, fees for loan facilitation and matching services and post-origination services are charged and collected through deduction from the monthly repayments from the Customers to the commercial banks or consumer finance companies, and no fees are collected upfront. While the loan facilitation and matching services are rendered upfront, the amount allocable to these services based on relative selling prices is limited to nil under ASC 605-25-30-5, because all fees are contingent on ongoing servicing as well as the Customer not prepaying. In considering that, the revenue is recognized each month when the fee is received over the terms of the loans as the monthly repayments occur in line with the resolution of the contingency.

Other revenue

Other revenue includes fees collected for prepayment and late payment for on-balance sheet loans, which is calculated as a certain percentage of interest over the prepaid principal loan amount in case of prepayment or a certain percentage of past due amounts in case of late payment.

Customer incentives

In order to incentivize the Customers to use the Platform, the Group provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future repayment on the installment loan related to a previously executed product sale or personal installment loan. Both cash coupons and repayment coupons are given to the Customers for free as part of the Group’s promotion events at the Group’s discretion. In accordance with ASC subtopic 605-50, cash coupons are accounted for as a reduction of revenue upon the future purchase by the Customers. The amount of cash coupons recognized as a reduction of revenue was RMB9.0 million, RMB125.0 million and RMB209.4 million for the year ended December 31, 2015, 2016 and 2017, respectively. Repayment coupons are recorded as a reduction of revenue based on historical usage pattern as they are earned by the Customers. Repayment coupons generally have an expiration of one to six months after issuance. Expired repayment coupons are recognized as revenue at the coupons’ expiration, which was not material for each of the periods presented.

The Group offers cash incentive in cash to existing Customers for each new Customer who successfully signs up on the Platform using the existing Customers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB14.7 million, RMB37.2 million and RMB15.0 million, were recorded as sales and marketing expenses in the Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017, respectively.

Cash and Cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. As of December 31, 2016 and 2017, the Group did not have any cash equivalents.

Restricted cash

Restricted cash mainly represents: (i) cash received from Customers but not yet been repaid to investors or received from investors but not yet been remitted to Customers which is not available to fund the general liquidity needs of the Group; (ii) security deposits set aside for partnering commercial banks or certain Institutional Funding Partners in case of Customers’ defaults; and (iii) cash set aside under the quality assurance program through custody bank accounts.

Restricted time deposits

Time deposits securing the Group’s short-term and long-term borrowings from financial institutions are treated as restricted time deposits on the Consolidated Balance Sheets. Short-term and long-term borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables.

Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the first-in first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2016 and 2017, all inventory balances were products available for sale.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

Long-term investments

The Group accounts for long-term investments over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For long-term investments which the Group does not have significant influence or the underlying shares the Group invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The Group assesses its long-term investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information such as financing rounds.

Property, equipment and software, net

Property, equipment and software, net are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computers and equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvement or the lease term
Software	3 - 10 years

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

Fair value measurements

Financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•                  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, restricted cash, amounts due from related parties, accounts payable, and amounts due to related parties approximates fair value because of their short-term nature. Financing receivables are measured at amortized cost. Funding Debts and accrued interest payable are carried at amortized cost. The carrying amount of the financing receivables, Funding Debts, accrued interest receivable, and accrued interest payable approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. The Group considers unobservable inputs to be significant, if, by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

For the off-balance sheet loans funded by certain third-party commercial banks or consumer finance companies, the Group accounts for financial guarantee provided to the commercial banks or consumer finance companies at fair value (Note 8).

The Group measures certain financial assets, including the investments under the cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

Cost of sales

Cost of sales consists of purchase price of the products, shipping charges and handling costs, as well as write-downs of inventory. Shipping charges to receive products from suppliers are included in the inventories, and recognized as cost of sales upon sale of the products to the Customers. For each of the periods presented, write-downs of inventory were insignificant.

Funding cost

Funding cost consists of interest expense the Group pays to Individual Investors on Juzi Licai and Institutional Funding Partners, including partnering peer-to-peer lending platforms and other financial institutions, to fund its financing receivables, certain fees and amortization of deferred debt issuance costs incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost

Processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing the loans.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses in the Consolidated Statements of Operations. For the years ended December 31, 2015, 2016 and 2017, advertising costs totaled RMB95.0 million, RMB104.9 million and RMB98.5 million, respectively.

Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing technology platform and website, server and other equipment depreciation, bandwidth and data center costs, and rental expenses. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

General and administrative expenses

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Operating leases

The Group leases office space under operating lease agreements with initial lease term up to five years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease and charged to earnings. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

Share-based compensation

Share-based awards granted to the Group’s employees, directors and non-employees directors, such as stock options, are measured at the grant date based on the fair value of the awards in accordance with ASC 718 Compensation-Stock Compensation. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50 Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. The Group remeasures the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attributes the changes in those fair values over the service period by straight-line method.

Stock options granted generally vest over four years.

Given the exercise price of each stock option is US$0.0001, the Group uses the intrinsic value (approximately the fair value of each of the Company’s ordinary share) on the grant date to estimate the fair value of stock options.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting option and records share-based compensation expense only for those awards that are expected to vest. See Note 20 for further discussion on share-based compensation.

Fair value of Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares

Shares of the Company, which did not have quoted market prices before the IPO, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flows using the Group’s best estimate as of the valuation dates. Estimating future cash flows requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

Option-pricing method was used to allocate enterprise value to Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares. The method treats Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of Pre-IPO Preferred Shares. The strike prices of the “options” based on the characteristics of the Group’s capital structure, including number of shares of each class of ordinary shares, seniority levels, liquidation preferences, and conversion values for Pre-IPO Preferred Shares. The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Group or an IPO, and estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

Taxation

Income tax

Current income tax is provided for in accordance with the laws of the relevant tax jurisdictions.

Deferred income tax is provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

To assess uncertain tax positions, the Group applies a more-likely-than-not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, in income tax expense.

(Loss)/income per share

Basic (loss)/income per share is computed by dividing net (loss)/income attributable to ordinary shareholders, considering the accretion to redemption value of Pre-IPO Preferred Shares, allocation of net income attributable to Pre-IPO Preferred Shares and deemed dividend to a preferred shareholder, by the weighted average number of ordinary shares outstanding during the period using the two-class method. The two-class method was used to calculate the basic net (loss)/income per ordinary share for periods prior to the completion of the IPO, since the Pre-IPO Preferred Shares were entitled to participation with Pre-IPO Class A Ordinary Shares in the Company’s undistributed net income and therefore were deemed to be participating securities. After the IPO, net (loss)/income per ordinary share are computed on Class A Ordinary Shares and Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares and convertible loans, for periods prior to the completion of the IPO, using the if-converted method, and ordinary shares issuable upon the exercise of outstanding stock options, using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted (loss)/income per share calculation when inclusion of such shares would be anti-dilutive.

Segment reporting

The Group engages primarily in online direct sales services and online consumer finance services for its Customers in the PRC. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. As most of the Group’s long-lived assets are all located in the PRC and all the Group’s revenues are derived from the PRC, no geographical segments are presented.

Statutory reserves

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the FIEs established in the PRC, the Group’s subsidiaries registered as wholly foreign-owned enterprises (“WFOEs”) have to make appropriations from its annual after-tax profits as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their annual after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2015, 2016 and 2017, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB0.1 million, RMB1.9 million and RMB53.9 million respectively. No appropriation to other reserve funds was made for any of the periods presented.

Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted time deposits denominated in RMB that are subject to such government controls amounted to RMB558.6 million and RMB1,073.4 million as of December 31, 2016 and 2017, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Concentration of credit risk

Credit risk is one of the most significant risks for the Group’s installment purchase loans and personal installment loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted time deposits, accrued interest receivable, prepaid expenses and other current assets. The Group holds its cash and cash equivalents, restricted cash and restricted time deposits at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2017, approximately 67% of the Group’s cash and cash equivalents, restricted cash and restricted time deposits were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in one financial institution outside the PRC. Financing receivables are typically unsecured and are derived from revenues earned from Customers in the PRC. The risk with respect to financing receivables is mitigated by credit evaluations the Group performs on its Customers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of Customers, suppliers, Individual Investors, and Institutional Funding Partners

There was no revenue from Customers which individually represented greater than 10% of the total operating revenue for any year of the three-years period ended December 31, 2017. There was no financing receivables due from Customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables as of December 31, 2016 and 2017, respectively.

There was two, three, two suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2015, 2016 and 2017. Only two suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2016 and there was no supplier accounted for more than 10% of the Group’s accounts payable as of December 31, 2017, as follows:

	As of December 31,
	2016	2017
Inventory supplier A	56%	*
Inventory supplier B	11%	*

*                                         Less than 10%.

Only one Institutional Funding Partner accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2015. However, there was no Individual Investor or Institutional Funding Partner that accounted for more than 10% of the Group’s total funding cost for the years ended December 31, 2016 and 2017, respectively. There was no Individual Investor or Institutional Funding Partner that accounted for more than 10% of the Group’s Funding Debts as of December 31, 2016 and 2017, respectively.

Recent accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”), 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP. In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU will be effective for the Group beginning the first quarter of 2019. The Group is currently in the process of assessing and quantifying the impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The new guidance will impact the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified the need for a valuation allowance on deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities not under the fair value option is largely unchanged. The standard is effective for the Group beginning the first quarter of 2019. The Group does not expect a material impact to the consolidated financial statements due to the adoption of this standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. ASU 2016-02 is effective for the Group beginning the first quarter of 2020. The Group is currently evaluating the impact ASU 2016-02 will have on the Group’s consolidated financial statements, but expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective for the Group on January 1, 2021. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. ASU 2016-15 is effective for the Group beginning the first quarter of 2019. The Group does not expect a material impact to the consolidated financial statements due to the adoption of this guidance.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for the Group beginning the first quarter of 2019. The Group is currently evaluating the impact of this guidance on its Consolidated Statements of Cash Flows.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The standard is effective for the Group beginning the first quarter of 2019. The Group does not expect a material impact to the consolidated financial statements due to the adoption of this standard.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features. II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU affects all entities that issue financial instruments (for example, warrants or convertible instruments) that include down round features. Part I of this ASU relates to the recognition, measurement, and earnings per share of certain freestanding equity-classified financial instruments that include down round features affect entities that present earnings per share in accordance with the guidance in Topic 260, Earnings Per Share, while in Part II does not have an accounting effect. The Group does not expect this standard to have a material impact to the consolidated financial statements.

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2016 and 2017 consisted of the followings:

	As of December 31,
	2016	2017
	(RMB in thousands)
Short-term:
Installment purchase loans	1,591,486	1,020,662
Personal installment loans	5,045,347	9,159,840
Net deferred origination fees	(15,839)	(9,829)
Total short-term financing receivables	6,620,994	10,170,673
Allowance for credit losses	(150,096)	(313,464)
Total short-term financing receivables, net	6,470,898	9,857,209
Long-term:
Installment purchase loans	269,644	170,042
Personal installment loans	824,985	1,686,218
Net deferred origination fees	(3,751)	(14,483)
Total long-term financing receivables	1,090,878	1,841,777
Allowance for credit losses	(24,730)	(56,732)
Total long-term financing receivables, net	1,066,148	1,785,045

These balances represent short-term and long-term financing receivables generated from online direct sales and personal installment loans transacted on the Platform with an original term generally up to three years and do not have collateral. The weighted average interest rates of these financing receivables were 26.3% and 24.5% as of December 31, 2016 and 2017, respectively.

As of December 31, 2016, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB1,861.1 million and RMB5,850.7 million, respectively. As of December 31, 2016, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB30.1 million and RMB84.6 million, respectively.

As of December 31, 2017, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB1,190.7 million and RMB10,821.7 million, respectively. As of December 31, 2017, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB87.0 million and RMB460.1 million, respectively.

As of December 31, 2016 and 2017, installment purchase loans and personal installment loans that were individually evaluated for impairment were fully charged off, respectively, given the Group determined it was probable that the Group will be unable to collect unpaid principal amount on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	(RMB in thousands)
Due in months
0 - 12	6,620,994	10,170,673
13 - 24	864,469	1,425,851
25 - 36	206,609	406,671
Thereafter	19,800	9,255
Total financing receivables	7,711,872	12,012,450

The activities in the provision for credit losses for the years ended December 31, 2015, 2016 and 2017, respectively, consisted of the following:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Beginning balance	(333)	(47,667)	(174,826)
Provisions	(68,287)	(236,611)	(611,869)
Charge-offs	22,762	114,698	444,242
Recoveries from prior charge-offs	(1,809)	(5,246)	(27,743)
Ending balance	(47,667)	(174,826)	(370,196)

As of December 31, 2016, allowance for credit losses that was collectively and individually evaluated for impairment was RMB174.8 million and RMB114.7 million, respectively.

As of December 31, 2017, allowance for credit losses that was collectively and individually evaluated for impairment was RMB370.2 million and RMB444.2 million, respectively.

Aging analysis of past due financing receivables as of December 31, 2016 and 2017 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
Installment purchase loans	15,539	7,324	6,675	16,927	—	46,465	1,814,665	1,861,130
Personal installment loans	92,050	39,962	31,769	61,589	—	225,370	5,625,372	5,850,742
December 31, 2016	107,589	47,286	38,444	78,516	—	271,835	7,440,037	7,711,872
Installment purchase loans	10,759	3,441	2,582	9,370	—	26,152	1,164,552	1,190,704
Personal installment loans	219,535	82,002	68,644	183,668	—	553,849	10,267,897	10,821,746
December 31, 2017	230,294	85,443	71,226	193,038	—	580,001	11,432,449	12,012,450

The Group evaluates the creditworthiness and collectability of its financing receivable portfolio on a pooled basis, due to its composition of small, homogeneous financing receivables with similar general credit risk characteristics. Financing receivables amounting to RMB78.5 million and RMB193.0 million as of December 31, 2016 and 2017, respectively, were in non-accrual status. Interest and financial services income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. For the years ended December 31, 2015, 2016 and 2017, interest and financial services income earned from non-accrual financing receivables were RMB19.2 million, RMB37.1 million and RMB86.0 million, respectively.

As of December 31, 2016 and 2017, financing receivables amounting to RMB84.5 million and RMB75.8 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 9) and credit facility arrangements with lending financial institutions (Note 10).

As of December 31, 2016 and 2017, financing receivables amounting to RMB200.0 million and nil have been securitized pursuant to the Group’s ABS Plan (Note 9).

For the years ended December 31, 2015, 2016 and 2017, net deferred origination fees associated with the financing receivables amounting to RMB10.9 million, RMB67.4 million and RMB168.4 million have been recognized as adjustments to interest and financial services income over the terms of the personal installment loans.

Credit Quality Indicators

The Group developed its credit assessment model based on the historical delinquency performance of the customers as well as information submitted in the customers’ credit applications. The credit assessment model is designed to predict the likelihood that a customer will be delinquent in the future. The Group assigns one of the seven credit risk levels to each customer, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing customers who are approved for trial purposes only and will be separately tracked accordingly. The key factors the Group considers in determining the credit risk level of each customer include geographic location, education background, level of income, etc. The Group updates the information for each of the risk levels on a regularly basis.

The following tables present the net recorded investment of financing receivables, by credit quality indicator, as of December 31, 2016 and 2017.

	As of December 31, 2016		As of December 31, 2017
	Installment Purchase Loans	Personal Installment Loans	Installment Purchase Loans	Personal Installment Loans
	(RMB in thousand)
Risk level:
A	664,167	1,911,617	598,418	2,480,065
B	327,646	968,367	264,574	1,970,978
C	562,366	1,892,710	180,446	2,709,756
D	190,284	702,038	102,426	2,612,084
E	48,285	157,879	34,293	772,997
F	15,844	52,129	4,857	165,478
N	52,538	166,002	5,690	110,388
Total	1,861,130	5,850,742	1,190,704	10,821,746

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2016	2017
	(RMB in thousands)
Receivables from Pre-IPO Series C-1 preferred shareholders (Note 15)	—	502,211
Receivables from third-party online payment service providers(i)	103,244	171,788
Deposits to Institutional Funding Partners	45,447	146,881
Prepaid input value-added tax	17,588	44,839
Prepayment to inventory suppliers	31,966	26,597
Rental deposits and other current assets	21,736	52,942
Total prepaid expenses and other current assets	219,981	945,258

(i)                                     The Group opened accounts with third-party online payment service providers mainly to facilitate collection and transfer of the funds, interest and service fees from/to the Customers and Individual Investors or Institutional Funding Partners. The balance of receivables from third-party online payment service providers represents amounts temporarily held in these accounts.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2016	2017
	(RMB in thousands)
Computers and equipment	23,117	41,374
Furniture and fixtures	5,668	9,972
Leasehold improvement	15,990	23,005
Software	3,155	13,814
Total property, equipment and software	47,930	88,165
Accumulated depreciation and amortization	(6,183)	(25,040)
Total property, equipment and software, net	41,747	63,125

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2015, 2016 and 2017 were RMB1.4 million, RMB4.6 million and RMB18.9 million, respectively.

6. LONG-TERM INVESTMENTS

	Cost Method	Equity Method	Total
	(RMB in thousands)
Balances at December 31, 2014	—	—	—
Additions	11,132	—	11,132
Foreign currency translation adjustments	446	—	446
Balances at December 31, 2015	11,578	—	11,578
Additions	14,837	4,600	19,437
Share of results of an equity investee	—	(1,640)	(1,640)
Impairment charges	(5,635)	—	(5,635)
Foreign currency translation adjustments	1,147	—	1,147
Balances at December 31, 2016	21,927	2,960	24,887
Additions	2,833	—	2,833
Share of results of an equity investee	—	(2,028)	(2,028)
Impairment charges	—	(932)	(932)
Foreign currency translation adjustments	(1,275)	—	(1,275)
Balances at December 31, 2017	23,485	—	23,485

Cost method

As of December 31, 2016 and 2017, carrying value of the Group’s cost method investments was RMB21.9 million and RMB23.5 million, respectively. Investments were accounted for under the cost method if the Group had no significant influence over the investee or if the underlying shares the Group invested in were not considered in-substance common stock and had no readily determinable fair value.

Equity method

As of December 31, 2016 and 2017, the Group’s investments accounted for under the equity method totaled RMB3.0 million and nil, respectively. The Group applies the equity method of accounting to account for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment impairment

The Group performs impairment assessment over its investments under the cost method and equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. For the years ended December 31, 2015, 2016 and 2017, the Group recorded nil, RMB5.6 million and RMB0.9 million of impairment charges to the carrying value of its investments.

7. LOAN SERVICING RIGHTS

For the off-balance sheet loans funded by certain third-party commercial banks or consumer finance companies, where the Group was determined not to be the legal lender or borrower in the loan origination and repayment process, the Group effectively services the loans and provides financial guarantee to the commercial banks or consumer finance companies that include credit risk and prepayment risk.

Loan servicing rights

Servicing is comprised of account maintenance, collection, and payment processing from Customers and distributions to the commercial banks or consumer finance companies. Servicing fees compensate the Group for the costs it incurs in servicing the related loans. The amount of servicing revenue earned is predominantly affected by the various servicing rates paid by the Customers, the outstanding principal balance of the loans serviced, and the amount of principal and interest collected from Customers and remitted to the commercial banks or consumer finance companies.

Servicing rights are recorded as either an asset or liability when the benefits of servicing are expected to be more or less than adequate compensation. The Group records servicing assets and liabilities at their estimated fair values, when the off-balance sheet loans are originated, in “Prepaid expenses and other current assets” and “Accrued expenses and other current liabilities,” respectively, on the Consolidated Balance Sheets. Change in fair value of the servicing assets and liabilities is reported in “Loan facilitation and servicing fees” in the Consolidated Statements of Operations in the period in which the change occurs.

The Group utilizes industry standard valuation techniques, such as discounted cash flows models, to arrive at an estimate of fair value with the assistance of an independent valuation firm. Significant assumptions used in valuing the servicing rights are estimates of adequate compensation rates, discount rates, cumulative default rates and cumulative prepayment rates. Changes in certain assumptions may have a significant impact on the fair value of the servicing rights. The selection of cumulative default rates and cumulative prepayment rates are based on data derived from historical trends.

As of December 31, 2016 and 2017, the servicing assets and liabilities recorded were insignificant. The change in fair value of the servicing assets and liabilities was insignificant for each of the periods presented.

8. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2016 and 2017:

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	8,000	—	8,000
Restricted time deposits-noncurrent portion	—	1,000	—	1,000
Total assets	—	9,000	—	9,000
Liabilities
Guarantee liabilities	—	—	31,191	31,191
Total liabilities	—	—	31,191	31,191

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	6,750	—	6,750
Restricted time deposits-noncurrent portion	—	600	—	600
Total assets	—	7,350	—	7,350
Liabilities
Guarantee liabilities	—	—	30,958	30,958
Total liabilities	—	—	30,958	30,958

The fair value of the Group’s restricted time deposits is determined based on the prevailing interest rates for similar products in the market (Level 2). For the off-balance sheet loans funded by certain third-party commercial banks or consumer finance companies, as the Group’s financial guarantee provided to the commercial banks or consumer finance companies does not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities (Level 3).

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during each of the periods presented.

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee liabilities. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2016 and 2017:

		Range of Inputs
		December 31, 2016			December 31, 2017
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee liabilities	Discount rates	10.6%	21.9%	20.9%	10.6%	23.6%	20.6%
	Cumulative default rates(i)	2.4%	2.4%	2.4%	2.3%	2.3%	2.3%
	Cumulative prepayment rates(i)(ii)	14.7%	15.4%	14.8%	0.2%	1.0%	0.7%
	Margins on cost	70.0%	70.0%	70.0%	70.0%	70.0%	70.0%

(i)             Expressed as a percentage of the original principal balance of the loans.

(ii)   Starting from January 1, 2017, third-party commercial banks and consumer finance companies allowed full prepayment rather than partial prepayment of the loans from Customers. Therefore, the Group no longer provides guarantees for loans that are fully prepaid but still provides guarantees for loans that are partially prepaid. The cumulative prepayment rates as of December 31, 2017 represented the cumulative partial prepayment rates only.

The following table summarizes the activities related to fair value of the guarantee liabilities:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Fair value at beginning of the year (Level 3)	—	—	31,191
Issuances	—	38,516	134,881
Cash payment	—	(13,267)	(87,759)
Change in fair value(i)	—	5,942	(47,355)
Fair value at end of the year (Level 3)	—	31,191	30,958

(i)                                     Recognized as change in fair value of financial guarantee derivatives in the Consolidated Statements of Operations.

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee liabilities as of December 31, 2016 and 2017, respectively, given a hypothetical changes in the cumulative default rates:

	As of December 31,
	2016	2017
	(RMB in thousands, except for percentages)
Weighted-average cumulative default rates(i)	2.4%	2.3%
Change in fair value from:
Increase by 10%	3,685	13,222
Decrease by 10%	(3,685)	(13,222)

(i)                                     Expressed as a percentage of the original principal balance of the loans.

Other financial instruments

The followings are other financial instruments not measured at fair value in the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, current restricted cash, and amounts due from related parties are financial assets with carrying amounts that approximate fair value due to their short-term nature. Accounts payable and amounts due to related parties are financial liabilities with carrying amounts that approximate fair value because of their short-term nature.

Non-recurring

The Group measures certain financial assets, including the investments under the cost method and the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

9. FUNDING DEBTS

The following table summarizes the Group’s outstanding Funding Debts as of December 31, 2016 and 2017, respectively:

	As of December 31,
	2016	2017
	(RMB in thousands)
Short-term:
Liabilities to Individual Investors—Juzi Licai	5,537,031	9,627,850
Liabilities to Institutional Funding Partners	1,275,643	897,284
Asset-backed securitized debts	155,814	—
Total short-term Funding Debts	6,968,488	10,525,134
Long-term:
Liabilities to Individual Investors—Juzi Licai	—	157,321
Liabilities to Institutional Funding Partners	21,014	9,308
Total long-term Funding Debts	21,014	166,629

For the years ended December 31, 2015, 2016 and 2017, the following significant activities took place related to the Group’s funding sources:

Liabilities to Individual Investors—Juzi Licai

The Group finances its financing receivables using the proceeds from Individual Investors on Juzi Licai by offering various investment programs. As of December 31, 2016, the terms of those programs were all within 12 months with weighted average interest rates of 8.3%. As of December 31, 2017, the terms of those programs were all within 24 months with weighted average interest rates of 7.6%. As of December 31, 2016 and 2017, Individual Investors on Juzi Licai funded an aggregate amount of RMB5,331.1 million and RMB9,253.4 million in outstanding financing receivables originated by the Group, respectively.

Liabilities to Institutional Funding Partners

The Group also finances the financing receivables using the proceeds from Institutional Funding Partners, including partnering peer-to-peer lending platforms and other financial institutions. As part of the arrangement with each of them, the Group and Institutional Funding Partners typically agree on an aggregated amount of funds to be provided, maximum credit limit given to an individual customer, maximum borrowing term and an annualized interest rate.

Those liabilities mature from January 2018 to June 2019 bearing weighted average interest rates of 8.3% and 7.7% as of December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, Institutional Funding Partners funded an aggregate amount of RMB1,302.7 million and RMB1,157.7 in outstanding financing receivables originated by the Group, respectively. As of December 31, 2016, financing receivables amounting to RMB16.4 million were pledged as collaterals pursuant to certain credit facility arrangements with lending financial institutions, while no financing receivables were pledged as collaterals as of December 31, 2017.

Asset-backed securitized debts

In December 2015, the Group, through its VIE, Shenzhen Fenqile, created an asset-backed securitization plan (“ABS Plan”) which was issued and listed on the Shanghai Stock Exchange in January 2016. Of the total commitment, an Institutional Funding Partner purchased RMB183.0 million senior tranche securities bearing interest at 5.05%, representing 91.5% of total securities issued by the ABS Plan. The Group purchased all subordinated tranche securities amounting to RMB17.0 million, representing 8.5% of the total securities issued. Interest only payments began in January 2016 and are payable quarterly through January 2017. Beginning January 2017, monthly payments will consist of both principal and interest with a final maturity of January 2018.

Shenzhen Fenqile has power to direct the activities that most significantly impact economic performance of the ABS Plan by providing the loan servicing and default loan collection services. Accordingly, Shenzhen Fenqile is considered the primary beneficiary of the ABS plan and has consolidated the ABS plan’s assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements.

As of December 31, 2016, RMB199.8 million short-term financing receivables and RMB0.2 million long-term financing receivables were pledged as collateral under the ABS Plan. As of December 31, 2017, no financing receivables were pledged as collateral under the ABS Plan. The assets of the ABS Plan are not available to creditors of the Company. In addition, the investors of the ABS plan have no recourse against the assets of the Company.

Maturities of Funding Debts

The following table summarizes the remaining contractual maturity dates of the Group’s Funding Debts and associated interest payments.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 - 60 months	Total
	(RMB in thousands)
Liabilities to Individual Investors—Juzi Licai	9,627,850	157,321	—	—	—	9,785,171
Liabilities to Institutional Funding Partners	897,284	9,308	—	—	—	906,592
Total Funding Debts	10,525,134	166,629	—	—	—	10,691,763
Interest payments(i)	329,332	10,053	—	—	—	339,385
Total interest payments	329,332	10,053	—	—	—	339,385

(i)                                     Interest payments for Funding Debts with variable interest rates are calculated using the interest rate as of December 31, 2017.

10. SHORT-TERM AND LONG-TERM BORROWINGS

The following table summarizes the Group’s outstanding short-term and long-term borrowings as of December 31, 2016 and 2017, respectively:

	Maturity	Principal	Interest Rate		As of December 31,
	Date	Amount	Per Annum	Type	2016	2017
	(RMB in thousands, except for percentages)
Loan I(i)	May 18, 2018	20,000	7.3%	Bank loan	10,036	1,762
Loan II(ii)	September 18, 2017	30,000	5.3%	Financial institution loan	30,000	—
Loan III(iii)	December 22, 2017	65,000	6.5%	Bank loan	30,000	—
Loan IV(iv)	February 20, 2018	50,000	6.9%	Bank loan	—	32,500
Loan V(v)	March 8, 2019	12,000	54 basis points plus the PBOC benchmark rate at the inception date	Bank loan	—	3,528
Loan VI(vi)	November 22, 2018	30,000	5.7%	Bank loan	—	29,470
Loan VII(vii)	November 27, 2018	45,000	6.9%	Bank loan	—	42,750
Loan VIII(viii)	December 28, 2018	60,000	5.7%	Bank loan	—	58,834
Total short-term borrowings					70,036	168,844

	Maturity	Principal	Interest Rate		As of December 31,
	Date	Amount	Per Annum	Type	2016	2017
	(RMB in thousands, except for percentages)
Loan I(i)	May 18, 2018	20,000	7.3%	Bank loan	1,762	—
Loan V(v)	March 8, 2019	12,000	54 basis points plus the PBOC benchmark rate at the inception date	Bank loan	—	289
Total long-term borrowings					1,762	289

(i)            The principal and interest is payable on a monthly basis. As of December 31, 2017, the outstanding balance of the loan was secured by RMB1.0 million time deposit and RMB1.4 million financing receivables of the Group pledged as collateral.

(ii)           The interest was payable on a quarterly basis and the principal was due upon maturity. As of December 31, 2017, the outstanding balance of the loan was repaid by the Group.

(iii)          The Group was granted a one-year RMB100.0 million credit facility that expired on December 22, 2017 and used amounts borrowed under the facility for general operations. As of December 31, 2017, the outstanding balance was repaid by the Group.

(iv)          The interest is payable on a monthly basis and the principal will be due upon maturity. As of December 31, 2017, the outstanding balance of the loan was secured by RMB2.5 million time deposit and RMB24.2 million financing receivables of the Group pledged as collateral.

(v)           The principal and interest is payable on a monthly basis. As of December 31, 2017, the outstanding balance of the loan was secured by RMB0.6 million time deposit and RMB3.9 million financing receivables of the Group pledged as collateral.

(vi)          The interest is payable on a monthly basis and the principal will be due upon maturity. As of December 31, 2017, the outstanding balance of the loan was secured by RMB3.1 million financing receivables of the Group pledged as collateral.

(vii)         The principal and interest is payable on a monthly basis. As of December 31, 2017, the outstanding balance of the loan was secured by RMB37.1 million financing receivables of the Group pledged as collateral.

(viii)        The interest is payable on a monthly basis and the principal will be due upon maturity. As of December 31, 2017, the outstanding balance of the loan was secured by RMB6.1 million financing receivables of the Group pledged as collateral.

The Group was in compliance with the covenants of the above credit facilities during all periods presented.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017
	(RMB in thousands)
Liabilities to Pre-IPO Series C-1 preferred shareholders (Note 15)	—	506,478
Funds payable to Institutional Funding Partners(i)	253,297	449,127
Tax payable	78,734	228,660
Accrued payroll and welfare	116,674	168,249
Deferred revenues	34,600	100,448
Accrued IPO expenses	—	38,399
Payable to third-party sellers	27,777	33,841
Guarantee liabilities at fair value	31,191	30,958
Security deposits from third-party sellers	15,287	10,104
Accrued professional fees	13,572	1,114
Other accrued expenses	31,127	43,651
Total accrued expenses and other current liabilities	602,259	1,611,029

(i)                                     The payable balance mainly includes funds received from Customers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.

12. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
JD.com, Inc. and its subsidiaries (“JD Group”)	JD Group is a shareholder of the Group
Mr. Jay Wenjie Xiao	Chief Executive Officer and Chairman of Board of Directors of the Group
Individual Director or Officer	Directors or Officers of the Group

(a)                                 The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Purchases of goods and services from JD Group	747,126	668,029	544,708

(b)                                 The Group had the following significant related party balances:

(i)                                     Amounts due from related parties

	As of December 31,
	2016	2017
	(RMB in thousands)
Due from Mr. Jay Wenjie Xiao*	11,038	8,122
Others	704	1,325
Total	11,742	9,447

*                                         Above balances represented amounts prepaid to Mr. Jay Wenjie Xiao for potential investing activities to be conducted on behalf of the Group. For the year ended December 31, 2017, Mr. Jay Wenjie Xiao paid RMB2.8 million to acquire shares of one of the Group’s investees. The amounts due from Mr. Jay Wenjie Xiao have been repaid by Mr. Xiao subsequently.

(ii)                                  Amounts due to related parties

	As of December 31,
	2016	2017
	(RMB in thousands)
Due to individual Director or Officer and his/her immediate family members under Juzi Licai investment programs as Individual Investors	45,175	67,510
Due to JD Group	92,597	—
Others	10	—
Total	137,782	67,510

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s-length transactions with third-party vendors and Individual Investors.

13. TAXATION

a)                                     Value-added tax (“VAT”)

During the periods presented, the Group is subject to 17% VAT for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for financial services income earned from rendering services to its Customers in the PRC.

The Group is also subject to surcharges on VAT payments according to PRC tax law.

b)                                     Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, Installment HK is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

The Enterprise Income Tax (“EIT”) Law generally applies a statutory income tax rate of 25% to all enterprises, but grants preferential tax treatment to qualified High and New Technology Enterprises (“HNTEs”) and Software Enterprises.

Qianhai Juzi qualified as an HNTE and is entitled for a preferential income tax rate of 15% from 2017 to 2019, and will need to re-apply for HNTE qualification in 2020.

Shenzhen Mengtian, Shenzhen Lexin Software and Shenzhen Dingsheng Computer Technology qualify as Software Enterprises and are entitled to an income tax exemption for the two years beginning with their respective first profitable year and a 50% reduction to a preferential income tax rate of 12.5% for the subsequent three years.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

PRC Withholding Tax on Dividends

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s (loss)/income before income tax (benefit)/expense for the years ended December 31, 2015 and 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands, except for percentages)
(Loss)/income before income tax expense	(399,128)	(59,681)	474,579
Loss from non-China operations	(664)	(12,943)	(11,125)
(Loss)/income from China operations	(398,464)	(46,738)	485,704
Income tax (benefit)/expense applicable to China operations	(88,934)	58,258	234,227
Effective tax rate for China operations	22.3%	-124.6%	48.2%

Composition of income tax (benefit)/ expense for China operations

The following table sets forth current and deferred portion of income tax (benefit)/expense of the Company’s China subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Current income tax expense	525	11,204	230,663
Deferred income tax (benefit)/expense	(89,459)	47,054	3,564
Income tax (benefit)/expense	(88,934)	58,258	234,227

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for the Group’s China operations:

	For the Year Ended December 31,
	2015	2016	2017
Statutory EIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	—	—	-12.3%
Tax effect of non-deductible expense	-0.7%	-24.2%	-0.1%
Changes in valuation allowance	-2.0%	-125.4%	35.6%
Effective tax rate for China operations	22.3%	-124.6%	48.2%

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2015	2016	2017
	(In thousands, except for per share data)
Tax holiday effect	—	—	59,877
Basic net income per share effect	—	—	0.53
Diluted net income per share effect	—	—	0.43

Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,
	2016	2017
	(RMB in thousands)
Deferred tax assets
—Provision for credit losses	70,237	241,901
—Net operating loss carryforwards	22,623	7,040
—Accrued expenses and others	26,071	36,408
Less: valuation allowance	(76,526)	(246,508)
Net deferred tax assets	42,405	38,841

Movement of valuation allowance

	For the Year Ended December 31,
	2015	2016	2017
		(RMB in thousands)
Balances at beginning of the year	(10,048)	(17,864)	(76,526)
Additions	(17,550)	(58,662)	(175,849)
Reversals	9,734	—	5,867
Balances at end of the year	(17,864)	(76,526)	(246,508)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

As of December 31, 2016 and 2017, the Group provided full valuation allowance of RMB70.2 million and RMB241.9 million, respectively, for the deferred tax assets related to provision for credit losses. Given that the Group had limited successful experience in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses, the Group believes it is more-likely-than-not that these deferred tax assets will not be utilized in the future.

As of December 31, 2016 and 2017, the Group had net operating loss carryforwards of approximately RMB90.5 million and RMB35.5 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2016 and 2017, deferred tax assets arose from the net operating loss carryforwards amounted to RMB6.1 million and RMB16.8 million was provided for full valuation allowance respectively, while the remaining RMB84.4 million and RMB18.7 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2017, the net operating loss carryforwards of RMB0.1 million and RMB35.4 million will expire in 2021 and 2022, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs as of December 31, 2016 and 2017. Although the Company’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2017, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2017.

14. CONVERTIBLE LOANS

In May 2016, the Group issued convertible loans in the aggregated principal amount of RMB654,680,000 (US$100,000,000) to four investors of the Group with compounding interest at 12% per annum, maturing two years after the issuance date. Pursuant to the convertible loans agreements, the holders of the convertible loans may (i) convert the outstanding principal of the convertible loans into a fixed percentage of the equity interest in Shenzhen Fenqile, one subsidiary of the Group’s VIE, or (ii) convert the outstanding principal of the convertible loans into a fixed number of shares of Pre-IPO Series C Convertible Redeemable Preferred Shares (“Pre-IPO Series C Preferred Shares”) of the Company at a conversion price of US$2.5105 per share. Accrued interests shall be waived if the investors elect to exercise any of the conversion options. Convertible loans in the principal amount of RMB98,202,000 (US$15,000,000) were issued by the Company (the “Convertible Loans A”) and convertible loans in the principal amount of RMB556,478,000 (US$85,000,000) were issued by Shenzhen Fenqile (the “Convertible Loans B”). The issuance costs for the convertible loans were RMB11.3 million.

In conjunction with the issuance of the convertible loans, the Group entered into Pre-IPO Series C Preferred Shares purchase agreements with two Convertible Loans B investors and issued 1 share of Pre-IPO Series C Preferred Shares to each of them for no consideration. The issuance of Pre-IPO Series C Preferred Shares was to allow Convertible Loans B investors to exercise voting rights in the Company on an as-converted basis. No other rights of Pre-IPO Series C Preferred Shares could be enjoyed by Convertible Loans B investors prior to the conversion of the Convertible Loans B.

Although the legal forms of the Convertible Loans B and the 2 shares of Pre-IPO Series C Preferred Shares of the Company are two separate instruments held by Convertible Loans B investors, the Group considered these two instruments are in substance one combined instrument issued to Convertible Loans B investors, that is, convertible loans, which were initially measured at par under ASC 470 and subsequently stated at amortized cost with any difference between the initial carrying value and the principal amount as interest expenses using the effective interest method over the period from the issuance date to the maturity date. The 2 shares of Pre-IPO Series C Preferred Shares were recorded at par and classified as mezzanine equity.

The investors for Convertible Loans B are entitled to down round protection if the Group issues additional equity interest in the future at a lower valuation. The protection will be provided through conversion price adjustments (“Conversion Price Adjustments”) before the Convertible Loans B are converted or by issuing additional shares for free after the conversion of the loans into the equity interest of the VIE (“After Conversion Adjustments”).

In the event of a lower valuation prior to the conversion of Convertible Loans B, the down round protection is provided in the form of Conversion Price Adjustment, which effectively resets the strike or conversion rate to the lower valuation. The Group considers the Conversion Price Adjustments are part of the conversion features that do not require bifurcation. The After Conversion Adjustments are considered as an embedded feature that requires bifurcation pursuant to criteria set forth under ASC 815. The Group determined the fair value of the After Conversion Adjustments was immaterial with the assistance from an independent valuation firm.

No Pre-IPO Series C Preferred Shares of the Company were issued to Convertible Loans A investors, and the investors of Convertible Loans A are not entitled to the down round protection as discussed above.

In October 2017, the Convertible Loans B were converted into 33,857,797 shares of Pre-IPO Series C-1 Preferred Shares and the Convertible Loans A were converted into 5,974,905 shares of Pre-IPO Series C-2 Preferred Shares. The accrued but unpaid convertible loans interests were waived by the investors upon the conversion of the convertible loans. Refer to Note 15 for further discussion on the accounting for the conversion of convertible loans into Pre-IPO Series C-1/C-2 Preferred Shares.

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES

From 2014 to 2015, the Group issued several rounds of Pre-IPO Preferred Shares to certain investors. All series of Pre-IPO Preferred Shares had the same par value of US$0.0001 per share. Upon the completion of the Company’s IPO in December 2017, all of the issued and outstanding Pre-IPO Preferred Shares were automatically converted and redesignated into Class A Ordinary Shares on a one-for-one basis.

Prior to the automatic conversion into Class A Ordinary Shares, the Pre-IPO Preferred Shares were entitled to certain preferences with respect to conversion, dividend, liquidation and redemption. The holders of Pre-IPO Preferred Shares were entitled to vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the Company on an as-if-converted basis and not as a separate class. Immediately prior to the IPO, the Pre-IPO Preferred Shares comprised the following:

Series	Issuance Date	Shares Issued	Issuance Price per Share	Proceeds from Issuance	Shares Outstanding
			US$	US$
Pre-IPO Series A-1 Preferred Shares	July 18, 2014	38,602,941	0.0222	857,157	38,602,941
Pre-IPO Class B Ordinary Shares	July 18, 2014	7,350,000	0.0222	163,428	7,350,000
Pre-IPO Series A-2 Preferred Shares	July 18, 2014	35,014,006	0.1371	4,800,000	39,390,757	*
Pre-IPO Series B-1 Preferred Shares	November 10, 2014	4,119,294	0.9710	4,000,000	4,119,294
Pre-IPO Series B-2 Preferred Shares	November 10, 2014, March 13, 2015	69,152,661	1.1424	79,000,000	63,775,246	**
Pre-IPO Series C-1 Preferred Shares	October 23, 2017	33,857,797	2.5105	Not Applicable	33,857,797
Pre-IPO Series C-2 Preferred Shares	October 23, 2017	5,974,905	2.5105	Not Applicable	5,974,905

*Among total shares outstanding, 4,376,751 shares were re-designated from Pre-IPO Class A Shares in conjunction with the issuance of the Pre-IPO Series A-2 Preferred Shares.

** In May 2016, the Group repurchased 5,377,415 Pre-IPO Series B 2 Preferred Shares from one of preferred shareholders with a total repurchase price of RMB87,922,800 (US$13,500,000). The difference of the repurchase price and the carrying amount of Pre-IPO Series B 2 Preferred Shares, of RMB42,679,055, was accounted for as deemed dividend to the preferred shareholder.

The Group determined that the Pre-IPO Series A-1 Preferred Shares, Pre-IPO Class B Ordinary Shares, Pre-IPO Series A-2 Preferred Shares, Pre-IPO Series B-1 Preferred Shares, Pre-IPO Series B-2 Preferred Shares, and Pre-IPO Series C Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Pre-IPO Preferred Shares were contingently redeemable.

Except for Pre-IPO Series C Preferred Shares discussed in Note 14, the Group accreted changes in the redemption value over the period from the date of issuance of the Pre-IPO Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value should be considered to be changes in accounting estimates. The accretion were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital was exhausted, additional charges was recorded by increasing the accumulated deficit. The accretion of Pre-IPO Preferred Shares was RMB51.5 million, RMB62.3 million and RMB82.1 million for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group’s Pre-IPO Preferred Shares activities for the years ended December 31, 2015, 2016 and 2017 are summarized below:

	Pre-IPO Series A-1 Preferred Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Series A-2 Preferred Shares		Pre-IPO Series B-1 Preferred Shares		Pre-IPO Series B-2 Preferred Shares		Pre-IPO Series C Preferred Shares			Pre-IPO Series C-1 Preferred Shares		Pre-IPO Series C-2 Preferred Shares
	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB		No. of shares	Amount in RMB	No. of shares	Amount in RMB
Balances at December 31, 2014	38,602,941	13,211,883	7,350,000	1,082,866	39,390,757	34,995,953	4,119,294	24,349,815	40,266,106	280,109,483	—	—		—	—	—	—
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	28,886,555	203,240,400	—	—		—	—	—	—
Pre-IPO Preferred Shares redemption value accretion	—	585,393	—	108,402	—	3,126,654	—	2,585,510	—	45,117,851	—	—		—	—	—	—
Balances at December 31, 2015	38,602,941	13,797,276	7,350,000	1,191,268	39,390,757	38,122,607	4,119,294	26,935,325	69,152,661	528,467,734	—	—		—	—	—	—
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	2	*		—	—	—	—
Pre-IPO Preferred Shares redemption value accretion	—	687,599	—	127,310	—	3,687,152	—	3,035,116	—	54,761,693	—	—		—	—	—	—
Repurchase of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	(5,377,415)	(45,243,745)	—	—		—	—	—	—
Balances at December 31, 2016	38,602,941	14,484,875	7,350,000	1,318,578	39,390,757	41,809,759	4,119,294	29,970,441	63,775,246	537,985,682	2	*		—	—	—	—
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—		33,857,795	647,734,116	5,974,905	116,969,352
Redesignation of Pre-IPO Series C Preferred Shares	—	—	—	—	—	—	—	—	—	—	(2)	(*	)	2	*	—	—
Pre-IPO Preferred Shares redemption value accretion	—	755,455	—	139,412	—	4,043,130	—	3,335,065	—	58,599,600	—	—		—	12,912,925	—	2,331,846
Conversion and redesignation of Pre-IPO Preferred Shares	(38,602,941)	(15,240,330)	(7,350,000)	(1,457,990)	(39,390,757)	(45,852,889)	(4,119,294)	(33,305,506)	(63,775,246)	(596,585,282)	—	—		(33,857,797)	(660,647,041)	(5,974,905)	(119,301,198)
Balances at December 31, 2017	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—

*                                         Less than 1.

Accounting for the Conversion of Convertible Loans into Pre-IPO Series C-1/C-2 Preferred Shares

Pursuant to the October 2017 Resolutions, in connection with the exercise of the conversion options of the convertible loans issued in May 2016, the Group entered into share purchase agreements (“SPAs”) for Pre-IPO Series C-2 Convertible Redeemable Preferred Shares (“Pre-IPO Series C-2 Preferred Shares”) with Convertible Loans A investors and issued 5,974,905 Pre-IPO Series C-2 Preferred Shares to Convertible Loans A investors in October 2017. The accrued but unpaid interests were waived by Convertible Loans A investors upon the conversion of the Convertible Loans A.

In October 2017, the Group also entered into SPAs for Pre-IPO Series C-1 Convertible Redeemable Preferred Shares (“Pre-IPO Series C-1 Preferred Shares”) with Convertible Loans B investors and issued 33,857,795 Pre-IPO Series C-1 Preferred Shares and redesignated and reclassified 2 Pre-IPO Series C Preferred Shares previously issued to Convertible Loans B investors in May 2016 as 2 Pre-IPO Series C-1 Preferred Shares. In conjunction with the issuance of Pre-IPO Series C-1 Preferred Shares, the Group entered into supplementary agreements to the convertible loans agreements with Convertible Loans B Investors (“Convertible Loans B Amendments”). Pursuant to the Convertible Loans B Amendments, the Convertible Loans B was modified to two interest-free loans (“Interest-free Loans”) payable to two Convertible Loans B investors respectively by Shenzhen Fenqile with no conversion features. The accrued but unpaid interests were waived by Convertible Loans B investors upon the conversion of the Convertible Loans B. The principal amount of the Interest-free Loans is RMB556,478,000 and shall be repaid prior to or on the date of the 5th anniversary of the date of the issuance of Pre-IPO Series C-1 Preferred Shares.

At the same time, Convertible Loans B Investors issued two promissory notes (“Promissory Notes”) with principal amounts of RMB 327,340,000 (US$ 49,443,396) and RMB229,138,000, respectively. Upon the issuance of the Promissory Notes, the purchase price of Pre-IPO Series C-1 Preferred Shares were deemed fully paid and the Convertible Loans B investors are entitled to all rights as the holder of such shares. The Pre-IPO Series C-1 Preferred Shares have the same rights and preferences as the 2 Pre-IPO Series C Preferred Shares previously issued to the Convertible Loans B investors.

All series of Pre-IPO C-1/C-2 Preferred Shares had the same par value of US$0.0001 per share.

The Group considered above facts and concluded that the Convertible Loans B Amendments, the Interest-free Loans and the Promissory Notes are in substance one instrument, that is, the Pre-IPO Series C-1 Preferred Shares. The carrying amount of the convertible loans, including unamortized issuance costs and accrued but unpaid interests, was credited to the capital accounts (i.e. the carrying value of Pre-IPO Series C-1/C-2 Preferred Shares on the date of issuance) upon conversion in accordance with ASC 470-20-40-4. The Group recorded the Interest-free Loans payable to the two Convertible Loans B investors by Shenzhen Fenqile in “Accrued expenses and other current liabilities” and the Promissory Notes receivable from Convertible Loans B investors by the Company in “Prepaid expenses and other current assets” respectively on its Consolidated Balance Sheets.

The Group accreted changes in the redemption value over the period from the date of issuance of the Pre-IPO C-1/C-2 Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value should be considered to be changes in accounting estimates. The accretion were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid in capital. Once additional paid in capital was exhausted, additional charges were recorded by increasing the accumulated deficit. The Group has determined that there was no embedded beneficial conversion feature attributable to the Pre-IPO Series C-1/C-2 Preferred Shares.

All of the issued and outstanding Pre-IPO Series C1/C2 Preferred Shares were converted into Class A Ordinary Shares upon the completion of the Company’s IPO on a one-for-one basis.

Amendment of the Definition of QIPO

The October 2017 Resolutions amended the definition of QIPO in the then-effective memorandum and articles of association and shareholder agreement of the Company by replacing the existing definition of QIPO with the following: “an initial public offering of the Company that is completed by and prior to June 30, 2018 shall be deemed to be a QIPO.” The October 2017 Resolutions resulted in value transfer from the preferred shareholders of the Company, which would be recorded as a deemed contribution from the preferred shareholders in the fourth quarter of 2017. The Group concluded that the value transfer was not material to its consolidated financial statements.

16. ORDINARY SHARES

In November 2013, the Company was formed as a limited liability company in the Cayman Islands with issuance of 125,000,000 ordinary shares at a par value of US$0.0001 each. In July 2014, the Company became the holding company of the Group pursuant to the 2014 Reorganization described in Note 1.

On December 26, 2017, the Company completed its IPO on the NASDAQ Global Market. In this offering, 12,000,000 ADSs, representing 24,000,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$9.00 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB651.3 million ($100.1 million).

Immediately prior to the completion of the IPO, the Company adopted a dual-class share structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0001 per share. All of the issued and outstanding Pre-IPO Class A Ordinary Shares were automatically re-designated into Class B Ordinary Shares on a one-for-one basis, and all of the issued and outstanding Pre-IPO Preferred Shares were automatically converted and redesignated into Class A Ordinary Shares on a one-for-one basis. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except that the holders of Class A Ordinary Shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares are entitled to ten votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The Group concluded that the adoption of dual-class share structure did not have a material impact on its consolidated financial statements.

17. NET (LOSS)/INCOME PER SHARE

Basic net (loss)/income per share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period. Diluted net (loss)/income per share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the years ended December 31, 2015, 2016 and 2017, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net (loss)/income per share were 13,674,424 shares, 22,635,281 shares and 10,851 shares on a weighted average basis, respectively. For the years ended December 31, 2015, 2016 and 2017, the Pre-IPO Preferred Shares and convertible loans convertible into ordinary shares that were also anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 176,751,805 shares, 178,923,801 shares and 190,426,133 shares on a weighted average basis, respectively.

The following table sets forth the computation of basic and diluted net (loss)/income per share for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands, except for share and per share data)
Basic net (loss)/income per share calculation:
Numerator:
Net (loss)/income	(310,194)	(117,939)	240,352
Accretion on Pre-IPO Series A-1 Preferred Shares redemption value	(585)	(688)	(755)
Accretion on Pre-IPO Class B Ordinary Shares redemption value	(108)	(127)	(139)
Accretion on Pre-IPO Series A-2 Preferred Shares redemption value	(3,127)	(3,687)	(4,043)
Accretion on Pre-IPO Series B-1 Preferred Shares redemption value	(2,586)	(3,035)	(3,335)
Accretion on Pre-IPO Series B-2 Preferred Shares redemption value	(45,118)	(54,762)	(58,600)
Accretion on Pre-IPO Series C-1 Preferred Shares redemption value	—	—	(12,913)
Accretion on Pre-IPO Series C-2 Preferred Shares redemption value	—	—	(2,332)
Income allocation to participating preferred shares	—	—	(132,241)
Deemed dividend to a preferred shareholder	—	(42,679)	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(222,917)	25,994
Denominator:
Weighted average ordinary shares outstanding—basic	110,647,199	110,647,199	113,620,774
Net (loss)/income per share attributable to ordinary shareholders—basic	(3.27)	(2.01)	0.23

Diluted net (loss)/income per share calculation:
Numerator:
Net (loss)/income attributable to ordinary shareholders—diluted	(361,718)	(222,917)	25,994
Denominator:
Weighted average ordinary shares outstanding—basic	110,647,199	110,647,199	113,620,774
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	—	—	27,231,627
Weighted average ordinary shares outstanding—diluted	110,647,199	110,647,199	140,852,401
Net (loss)/income per share attributable to ordinary shareholders—diluted	(3.27)	(2.01)	0.18

18. EMPLOYEE BENEFIT PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions.

Total contributions by the Group for such employee benefits were RMB19.8 million, RMB54.2 million and RMB79.7 million for the years ended December 31, 2015, 2016 and 2017, respectively.

19. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company’s PRC subsidiaries registered as wholly foreign-owned enterprise are required to make appropriation to certain reserve funds, namely general reserve fund, enterprise expansion fund, and staff bonus and welfare fund, all of which are appropriated from the subsidiaries’ annual after-tax profits as reported under PRC GAAP. The appropriation must be at least 10% of the annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of the subsidiaries’ registered capital.

Additionally, in accordance with the PRC Company Laws, a domestic company is required to provide statutory surplus fund at least 10% of its annual after-tax profits as reported under PRC GAAP until such statutory surplus fund has reached 50% of its registered capital. A domestic company is also required to provide discretionary surplus fund, at the discretion of the board of directors, from its annual after-tax profits as reported under PRC GAAP. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2016 and 2017, the aggregated amounts of paid-in capital, additional paid-in capital and statutory reserves represented the amount of net assets of the relevant PRC entities in the Group not available for distribution amounted to RMB339.4 million and RMB895.8 million, respectively (including RMB2.0 million and RMB55.9 million statutory surplus fund as of December 31, 2016 and 2017, respectively). As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 24.

20. SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating cost and expenses for the years ended December 31, 2015, 2016 and 2017 as follows:

	For the Year Ended December 31,
	2015	2016	2017
	(RMB in thousands)
Processing and servicing cost	472	1,067	5,916
Sales and marketing expenses	3,194	4,009	6,611
Research and development expenses	3,736	9,068	17,089
General and administrative expenses	7,086	9,855	46,120
Total share-based compensation expenses	14,488	23,999	75,736

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. There was no income tax benefit recognized in the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2015, 2016 and 2017.

2014 Share Incentive Plan

In September 2014, the Group adopted its 2014 Share Incentive Plan (the “2014 Plan”), which permits the grant of options, restricted shares and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. Under the 2014 Plan, the maximum number of Class A Ordinary Shares that may be delivered will not exceed a total of 20,220,588 shares in the aggregate. In August 2015, the Company’s shareholders approved to newly reserve an additional of 15,235,971 Class A Ordinary Shares for future issuance. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years.

2017 Share Incentive Plan

In October 2017, the Group adopted its 2017 Share Incentive Plan (the “2017 Plan”), which permits the grant of options, restricted shares and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. The Group planned to no longer grant share-based awards under the 2014 Plan and all future share-based shares will be granted under its 2017 Plan. Under the 2017 Plan, the maximum number of Class A Ordinary Shares that may be delivered will not exceed a total of 22,859,634 shares in the aggregate. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years. In November 2017, the Group granted 2,576,725 stock options to its employees, directors and non-employees directors under the 2017 Plan with an exercise price of US$0.0001.

Stock options

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2014	4,111
Additions under the 2014 Plan	15,236
Granted	(9,580)
Cancelled/forfeited/repurchased	1,450
December 31, 2015	11,217
Granted	(5,805)
Cancelled/forfeited/repurchased	945
December 31, 2016	6,357
Additions under the 2017 Plan	22,860
Granted	(7,348)
Cancelled/forfeited/repurchased	1,300
Expired	(2,686)
December 31, 2017	20,483

1)    Stock options granted to employees, directors and non-employees directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employees directors under the 2014 Plan and 2017 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2014	16,110	0.0001	9.81	30,947
Granted*	9,580	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	(1,450)	0.0001
December 31, 2015	24,240	0.0001	9.11	178,676
Granted*	5,805	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	(945)	0.0001
December 31, 2016	29,100	0.0001	8.41	737,880
Granted*	6,848	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	(1,300)	0.0001
December 31, 2017	34,648	0.0001	7.44	1,573,424
Vested and expected to vest as of December 31, 2016	29,100	0.0001	8.41	737,880
Exercisable as of December 31, 2016	11,670	0.0001	7.96	295,913
Vested and expected to vest as of December 31, 2017	34,648	0.0001	7.44	1,573,424
Exercisable as of December 31, 2017	18,300	0.0001	6.61	831,040

*                                         Nil, nil and 50,000 stock options were granted to non-employee directors in 2015, 2016 and 2017, respectively.

The weighted average grant date fair value of stock options granted to employees, directors and non-employees directors for the years ended December 31, 2015, 2016 and 2017 was RMB3.3 (US$0.5), RMB20.7 (US$3.0) and RMB38.1 (US$5.7) per share, respectively.

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employees directors were RMB14.5 million, RMB24.0 million and RMB73.8 million, respectively.

No stock options granted to employees, directors and non-employees directors were exercised for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees, directors and non-employees directors was RMB327.1 million. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.0 years and may be adjusted for future changes in estimated forfeitures.

2)                                     Stock options granted to non-employees

The following table sets forth the summary of activities for stock options granted to non-employees under the 2014 Plan and 2017 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2016	—	—	—	—
Granted	500	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	—	—
December 31, 2017	500	0.0001	9.58	22,706
Vested and expected to vest as of December 31, 2017	500	0.0001	9.58	22,706
Exercisable as of December 31, 2017	—	—	—	—

The weighted average grant date fair value of stock options granted to non-employees for the year ended December 31, 2017 was RMB49.3 (US$7.4) per share.

No stock options granted to non-employees were exercised for the year ended December 31, 2017.

For the year ended December 31, 2017, total share-based compensation expenses recognized for stock options granted to non-employees was RMB1.9 million.

As of December 31, 2017, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s non-employees was RMB20.3 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 3.6 years and may be adjusted for future changes in estimated forfeitures.

21. OTHERS, NET

Others, net, mainly consist of non-operating income, non-operating expense and foreign currency exchange gain or loss for all periods presented. Non-operating income represents VAT refund granted by relevant tax authorities, in writing, in the form of reducing tax payable on the Group’s tax returns in 2017.

22. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017 were RMB10.0 million, RMB26.2 million and RMB43.2 million, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB in thousands
2018	40,799
2019	36,423
2020	29,231
2021	17,485
2022 and thereafter	—

Purchase obligations

The Group’s purchase obligations primarily relate to commitments on the purchases of professional services and other capital commitments, amounting to RMB47.6 million as of December 31, 2017. All of these commitments will be fulfilled within the next twelve months.

Debt obligations

The Group’s debt obligations are associated with 1) the Funding Debts and interest payable to Individual Investors on Juzi Licai and certain Institutional Funding Partners, and ABS securities issued in connection with securitization of certain financial assets; 2) the borrowings from financial institutions to support the Group’s general operations; and 3) the liabilities payable to Pre-IPO Series C-1 preferred shareholders.

The expected repayment amount of the debt obligations are as follows:

	Less than 1 year	1 - 2 years	2 - 3 years	Total
	(RMB in thousands)
Funding Debts obligations
Liabilities to Individual Investors — Juzi Licai	9,627,850	157,321	—	9,785,171
Liabilities to Institutional Funding Partners	897,284	9,308	—	906,592
Interest payments (i)	329,332	10,053	—	339,385
Total Funding Debts obligations	10,854,466	176,682	—	11,031,148
Short-term and long-term borrowings	168,844	289	—	169,133
Interest payments (i)	4,115	3	—	4,118
Total short-term and long-term borrowings obligations	172,959	292	—	173,251
Liabilities to Pre-IPO Series C-1 preferred shareholders	506,478	—	—	506,478
Total liabilities to Pre-IPO Series C-1 preferred shareholders	506,478	—	—	506,478

(i)                                     Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2017.

23. SUBSEQUENT EVENTS

On January 5, 2018, the underwriters of the Company’s IPO exercised the option to purchase an additional 1,800,000 ADSs, representing 3,600,000 Class A Ordinary Shares, par value US$0.0001 per share, of the Company to cover over-allotments in full. The proceeds in connection with 1,800,000 ADSs received by the Company was RMB97.8 million (US$15.1 million), which represents a total gross capital raise of RMB105.2 million (US$16.2 million) less underwriting discounts and commissions in the aggregate amount of RMB7.4 million (US$1.1 million).

In March 2018, the Group granted 344,000 restricted share units to its employees, directors and non-employee directors under the 2017 Plan.

In April 2018, to ensure its compliance with new regulations, the Group ceased its QAP on Juzi Licai. Instead, the Group entered into a contract with an independent guarantee company to set up new investor protection measures called Risk Safeguard Scheme (“RSS”) with the purposes of providing make-up payments to Individual Investors on Juzi Licai when Customers fail to satisfy their principal or interest repayment obligations. The RSS only applies to loans newly funded by Individual Investors on Juzi Licai on or after April 24, 2018. The Group is in the process of assessing the accounting treatment of the ceasing of the QAP and the launch of the RSS.

24. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2017.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			Note 2
ASSETS
Current assets
Cash and cash equivalents	102,431	570,359	87,663
Amounts due from subsidiaries and other related parties	11,000	98,734	15,175
Prepaid expenses and other current assets	6,579	509,776	78,351
Total current assets	120,010	1,178,869	181,189
Non-current assets
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	(6,517)	549,853	84,511
Long-term investments	19,451	21,008	3,229
Total non-current assets	12,934	570,861	87,740
Total assets	132,944	1,749,730	268,929
LIABILITIES
Current liabilities
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	537	17,512	2,692
Accrued expenses and other current liabilities	7,401	30,692	4,717
Total current liabilities	7,938	48,204	7,409
Convertible loans	111,087	—	—
Total liabilities	119,025	48,204	7,409
Commitments and contingencies (Note 22)

Condensed Balance Sheets (Continued) (In thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			Note 2
MEZZANINE EQUITY
Pre-IPO Series A-1 convertible redeemable preferred shares ($0.0001 of par value per share; 38,602,941 shares authorized, issued and outstanding with redemption value of RMB7,792 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	14,485	—	—
Pre-IPO Class B ordinary shares ($0.0001 of par value per share; 7,350,000 shares authorized, issued and outstanding with redemption value of RMB1,443 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	1,319	—	—
Pre-IPO Series A-2 convertible redeemable preferred shares ($0.0001 of par value per share; 39,390,757 shares authorized, issued and outstanding with redemption value of RMB46,712 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	41,810	—	—
Pre-IPO Series B-1 convertible redeemable preferred shares ($0.0001 of par value per share; 4,119,294 shares authorized, issued and outstanding with redemption value of RMB34,633 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	29,970	—	—
Pre-IPO Series B-2 convertible redeemable preferred shares ($0.0001 of par value per share; 69,152,661 shares authorized, 63,775,246 shares issued and outstanding with redemption value of RMB601,272 as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	537,986	—	—
Pre-IPO Series C convertible redeemable preferred shares ($0.0001 of par value per share; 53,774,149 shares authorized, 2 shares issued and outstanding with redemption value of nil as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	*	—	—
Total mezzanine equity	625,570	—	—

*                                         Less than 1

SHAREHOLDERS’ (DEFICIT)/EQUITY:
Pre-IPO Class A Ordinary Shares ($0.0001 par value per share; 287,610,198 shares authorized; 110,647,199 shares issued and outstanding as of December 31, 2016; none authorized, issued and outstanding as of December 31, 2017)	68	—	—
Class A Ordinary Shares ($0.0001 par value per share; none authorized, issued and outstanding as of December 31, 2016; 1,889,352,801 shares authorized, 217,070,940 shares issued and outstanding as of December 31, 2017)	—	142	22
Class B Ordinary Shares ($0.0001 par value per share; none authorized, issued and outstanding as of December 31, 2016; 110,647,199 shares authorized, 110,647,199 shares issued and outstanding as of December 31, 2017)	—	68	10
Additional paid-in capital	—	2,110,957	324,448
Accumulated other comprehensive income/(loss)	16,942	(14,951)	(2,298)
Accumulated deficit	(628,661)	(394,690)	(60,662)
Total shareholders’ (deficit)/equity	(611,651)	1,701,526	261,520
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	132,944	1,749,730	268,929

Condensed Statements of Operations and Comprehensive (Loss)/Income (In thousands)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2
Operating expenses:
General and administrative expenses	(1,601)	(1,611)	(1,989)	(306)
Total operating expenses	(1,601)	(1,611)	(1,989)	(306)
Interest income/(expense), net	812	(7,458)	(9,134)	(1,402)
Equity in (loss)/gain of subsidiaries, VIEs and VIEs’ subsidiaries	(309,405)	(104,996)	251,475	38,651
Other long-term investments related impairment	—	(3,874)	—	—
(Loss)/income before income tax expense	(310,194)	(117,939)	240,352	36,943
Income tax expense	—	—	—	—
Net (loss)/income	(310,194)	(117,939)	240,352	36,943
Preferred shares redemption value accretion	(51,524)	(62,299)	(82,117)	(12,621)
Income allocation to participating preferred shares	—	—	(132,241)	(20,325)
Deemed dividend to a preferred shareholder	—	(42,679)	—	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(222,917)	25,994	3,997

Net (loss)/income	(310,194)	(117,939)	240,352	36,943
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	15,422	1,908	(31,893)	(4,902)
Total comprehensive (loss)/income	(294,772)	(116,031)	208,459	32,041

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				Note 2
Net cash provided by/(used in) operating activities	(13,440)	1,040	(987)	(152)
Cash flows from investing activities:
Cash paid on long-term investments	(256,467)	(6,306)	(231,986)	(35,656)
Net cash used in investing activities	(256,467)	(6,306)	(231,986)	(35,656)
Cash flows from financing activities:
Proceeds from issuance of Pre-IPO Preferred Shares	203,240	—	—	—
Proceeds from initial public offering, net of issuance costs	—	—	654,319	100,567
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	—	—	49,775	7,650
Repurchase of preferred shares	—	(87,923)	—	—
Proceeds from issuance of convertible loans	—	98,202	—	—
Payment of debt issuance cost	—	(722)	—	—
Net cash provided by financing activities	203,240	9,557	704,094	108,217
Effect of exchange rate changes on cash and cash equivalents	14,874	6,094	(3,193)	(489)
Net (decrease)/increase in cash and cash equivalents	(51,793)	10,385	467,928	71,920
Cash and cash equivalents at beginning of the year	143,839	92,046	102,431	15,743
Cash and cash equivalents at end of the year	92,046	102,431	570,359	87,663

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ loss are presented as “Equity in (loss)/gain of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive (Loss)/Income. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.