Form 20-F
period 2018-12-31
LexinFintech Holdings Ltd.
filed 2019-04-30
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38328

LexinFintech Holdings Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

27/F CES Tower No. 3099 Keyuan South Road Nanshan District, Shenzhen 518052 The People’s Republic of China
(Address of principal executive offices)

Craig Yan Zeng, Chief Financial Officer Telephone: +86 755 3637 8888 Email: IR@lexin.com 27/F CES Tower No. 3099 Keyuan South Road Nanshan District, Shenzhen 518052 The People’s Republic of China
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

As of December 31, 2018, there were 351,237,307 ordinary shares outstanding, consisting of 243,090,108 Class A ordinary shares, par value US$0.0001 per share, and 108,147,199 Class B ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

•                  “active users” refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us;

•                  “ADSs” refer to our American depositary shares, each of which represents two Class A ordinary shares, par value US$0.0001 per share;

•                  “APR” in relation to a loan refers to the annualized percentage rate of all-in interest costs and fees charged to a borrower over the net proceeds received by the borrower;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “users” refer to users with an approved credit line on our online consumer finance platform and shoppers on our e-commerce channel;

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

•                  “GMV” refers to the total value of transactions completed for products or services purchased on the e-commerce channel of our platform, net of returns;

•                  “institutional funding partners” refer to banks, consumer finance companies, trusts established in collaboration with trust companies and other institutions which have partnered with us on our direct lending programs to fund loans originated to our users on Fenqile;

•                  “Fenqile” or “our platform” refers to our online consumer finance platform;

•                  “Juzi Licai” refers to our online investment platform where we match funding from individual investors with user loans;

•                  “originations” refer to the total principal amount of the loans we originate during the relevant period. The amount borrowed by users using flexible repayment options to finance the repayment of certain principal amount of an original loan is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations;

•                  “our variable interest entities” refer to Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Asset Management Co., Ltd., or Qianhai Dingsheng, and Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, collectively;

•                  “shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States;

•                  “US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;

•                  “Vintage charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period divided by the total initial principal of the loans originated in such vintage; and

•                  “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entities in China.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.8755 to US$1.00, the exchange rate in effect as of the end of December 2018 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

•                  our expectations regarding our relationships with funding sources and users;

•                  competition in our industry;

•                  general economic and business conditions in China and elsewhere; and

•                  relevant government policies, laws and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3 Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operations data for the year ended December 31, 2015 and selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2015	2016	2017	2018(1)
	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Online direct sales	2,164,393	2,770,634	2,534,983	2,396,680	348,583
Services and others	—	5,060	31,950	203,914	29,658
Online direct sales and services income	2,164,393	2,775,694	2,566,933	2,600,594	378,241
Interest and financial services income	325,601	1,373,559	2,443,761	2,742,643	398,901
Loan facilitation and servicing fees	661	54,201	378,892	2,075,817	301,915
Other revenue	34,287	135,232	192,603	177,842	25,866
Financial services income	360,549	1,562,992	3,015,256	4,996,302	726,682
Total operating revenue	2,524,942	4,338,686	5,582,189	7,596,896	1,104,923
Operating cost:
Cost of sales	(2,309,586)	(2,894,025)	(2,634,142)	(2,440,613)	(354,972)
Funding cost	(168,470)	(491,695)	(792,170)	(898,028)	(130,613)
Processing and servicing cost (2)	(51,057)	(114,323)	(223,916)	(324,005)	(47,125)
Provision for credit losses of financing receivables	(68,287)	(236,611)	(611,869)	(884,056)	(128,581)
Provision for credit losses of contract assets and service fees receivable	—	—	—	(38,254)	(5,564)
Total operating cost	(2,597,400)	(3,736,654)	(4,262,097)	(4,584,956)	(666,855)
Gross profit	(72,458)	602,032	1,320,092	3,011,940	438,068
Operating expenses:
Sales and marketing expenses (2)	(243,463)	(376,313)	(405,505)	(589,983)	(85,809)
Research and development expenses(2)	(40,441)	(127,317)	(235,292)	(320,165)	(46,566)
General and administrative expenses (2)	(40,962)	(87,364)	(203,635)	(279,859)	(40,704)
Total operating expenses	(324,866)	(590,994)	(844,432)	(1,190,007)	(173,079)
Gain on guarantee liabilities, net	—	—	—	108,316	15,754
Interest expense, net	(1,930)	(48,343)	(75,517)	(23,059)	(3,354)
Investment-related impairment	—	(5,635)	(932)	(15,215)	(2,213)
Investment income	—	—	—	18,753	2,728
Change in fair value of financial guarantee derivatives, net	—	(5,942)	47,355	197,027	28,656
Others, net	126	(10,799)	28,013	1,773	258
(Loss)/income before income tax expense	(399,128)	(59,681)	474,579	2,109,528	306,818
Income tax benefit/(expense)	88,934	(58,258)	(234,227)	(132,222)	(19,231)
Net (loss)/income	(310,194)	(117,939)	240,352	1,977,306	287,587
Pre-IPO Preferred Shares redemption value accretion	(51,524)	(62,299)	(82,117)	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	—	(132,241)	—	—
Deemed dividend to a preferred shareholder	—	(42,679)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(222,917)	25,994	1,977,306	287,587
Net (loss)/income per ordinary share
Basic	(3.27)	(2.01)	0.23	5.85	0.85
Diluted	(3.27)	(2.01)	0.18	5.45	0.79
Net (loss)/income per ADS (representing two Class A ordinary shares)
Basic	(6.54)	(4.03)	0.46	11.70	1.70
Diluted	(6.54)	(4.03)	0.37	10.90	1.59

(1)         We adopted Accounting Standards Codification, or ASC, 606, “Revenue from Contracts with Customers,” using the modified retrospective method on January 1, 2018, in accordance with U.S. GAAP. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC 605. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Revenue Recognition.”

(2)         Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Processing and servicing cost	472	1,067	5,916	8,111	1,180
Sales and marketing expenses	3,194	4,009	6,611	18,223	2,650
Research and development expenses	3,736	9,068	17,089	33,169	4,824
General and administrative expenses	7,086	9,855	46,120	63,133	9,183

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB		US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	135,371	479,605	1,126,475	1,148,292		167,012
Restricted cash — current	26,330	172,870	561,992	1,266,536		184,210
Short-term financing receivables, net	2,897,791	6,470,898	9,857,209	5,140,634		747,674
Prepaid expenses and other current assets	234,686	219,981	945,258	923,827		134,365
Risk safeguard fund receivable, net — current	—	—	—	395,025		57,454
Contract assets and service fees receivable, net — current	—	—	—	946,293		137,633
Inventories, net	44,295	107,704	101,653	57,196		8,319
Restricted cash — non-current	—	—	46,889	82,306		11,971
Long-term financing receivables, net	320,957	1,066,148	1,785,045	1,283,036		186,610
Risk safeguard fund receivable, net — non-current	—	—	—	116,208		16,902
Contract assets and service fees receivable, net — non-current	—	—	—	291,784		42,438
Total assets	3,817,082	8,720,135	14,729,584	12,470,575		1,813,772
Short-term funding debts	3,159,154	6,968,488	10,525,134	4,646,041	*	675,739	*
Risk safeguard fund payable	—	—	—	456,276		66,363
Accrued expenses and other current liabilities	131,236	602,259	1,611,029	2,145,689		312,077
Long-term funding debts	31,080	21,014	166,629	157,887	*	22,964	*
Convertible loans — non-current	—	698,179	—	—		—
Total liabilities	3,623,209	8,706,216	13,028,058	8,363,783		1,216,463
Total mezzanine equity	608,514	625,570	—	—		—
Total shareholders’ (deficit)/equity	(414,641)	(611,651)	1,701,526	4,106,792		597,309

*  We revised our unaudited consolidated balance sheet as previously announced through press release filed on Form 6-K. See note 2(a) to our audited consolidated financial statements included in this annual report.

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

China’s online consumer finance industry is new and may not develop as rapidly as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a relatively preliminary stage of development and may not develop at the anticipated growth rate. Online consumer finance is a new industry, and there are few established players with business models that we can follow or build upon. In particular, there are a limited number of comparable online consumer finance platforms with e-commerce business. Potential users and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining users, investors and institutional funding partners are critical to increasing the loan originations on our platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

It is also possible that the PRC laws and regulations may change in ways that do not favor our development. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target users. If that happens, there may not be adequate loans originated on our platform.

We launched our online consumer finance platform Fenqile in 2013 and our online investment platform Juzi Licai in 2014, and have a limited operating history. As our business develops, or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent user qualifications to ensure the quality of loans on Fenqile, which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•                  navigate an evolving regulatory environment;

•                  expand our user base on Fenqile;

•                  enhance our risk management capabilities;

•                  diversify our funding sources;

•                  maintain and enhance our relationships with our other business partners, including merchandise suppliers, data providers and financial service providers that participate on our platforms;

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

•                  attract, retain and motivate talented employees to support our business growth;

•                  navigate microeconomic conditions and fluctuations; and

•                  defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If our market does not develop as we expect, if we fail to educate potential users and funding sources about the value of our platforms and services, or if we fail to address the needs of our target users, our reputation, business and results of operations will be materially and adversely affected.

If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2018, we cumulatively originated RMB143 billion (US$20.7 billion) in loans. In 2016, 2017 and 2018, we originated RMB22.2 billion, RMB47.7 billion and RMB66.1 billion (US$9.6 billion) in loans, respectively, for approximately 3.0 million, 4.1 million and 4.9 million active users. We strategically focus on serving educated young adults and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from investors or institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from investors or institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Of all active users on our platform in 2016, 2017 and 2018, approximately 74%, 80% and 80%, respectively, were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users as they enter the workforce, or if we fail to retain these users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

The laws and regulations governing the online consumer finance industry and microcredit companies in China are developing and evolving rapidly. If we fail to obtain and maintain requisite approvals, licenses or permits applicable to our business, financial condition and results of operations would be materially and adversely affected.

Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the General Principles of the Civil Law of the PRC, the PRC Contract Law and related judicial interpretations promulgated by the Supreme People’s Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Information Disclosure Guideline, the Notice on Regulating and Rectifying “Cash Loan” Business jointly issued by the National Internet Finance Rectification Office, or the Internet Finance Rectification Office, and the National Internet Finance Rectification Office, or the Online Lending Rectification Office, in December 2017, or the Circular 141, and the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries issued by the Online Lending Rectification Office on December 8, 2017, or the Circular 57. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

The Interim Measures introduced a record-filing and registration regime, which requires online lending information intermediaries to register with the local financial regulatory authority, and to obtain a telecommunication business license from the relevant telecommunication regulatory authority. Our online investment platform, Juzi Licai, operated by Shenzhen Qianhai Juzi Information Technology Co., Ltd., or Qianhai Juzi, a subsidiary of one of our variable interest entities, would be required to obtain certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after completing record-filing with a local financial regulator. Several rectification and inspection acceptance requirements are set forth in the laws and regulations issued by the PRC government and relevant regulatory authorities, including, among other things, (i) the self-inspection conducted by the online lending information intermediary itself, (ii) the self-discipline inspection conducted by local internet finance associations or other local organizations, and (iii) the administrative inspection conducted by the local online lending rectification offices, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency.” As of the date of this annual report, all three types of inspection of Juzi Licai have been completed; however, we have not been informed about the result of the administrative inspection conducted by Shenzhen Finance Development Service Office, or the SFO. Further, local financial regulatory authorities are still in the process of drafting detailed implementation rules regarding the filing procedures, and to our knowledge, none of the online information intermediaries, including us, have been permitted to submit such application for record-filing in Shenzhen. We are uncertain as to when we will be allowed to submit such application for record-filing and to obtain a license, and we cannot assure you that once submitted, our application will be accepted by the relevant government authorities. Failure to register as an online lending information intermediary, if deemed as a violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may cause us not to be able to conduct our current business on Juzi Licai in the future. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our online consumer finance platform, Fenqile, does not itself engage in direct loan facilitation between peers. Fenqile merely facilitates transactions that are funded by our institutional funding partners and Juzi Licai. As such, we do not consider Fenqile as an “online information intermediary” regulated under the Interim Measures. However, we cannot assure you that the China Banking Regulatory Commission, or the CBRC (which was integrated into the China Banking and Insurance Regulatory Commission, or the CBIRC, in April 2018), or other regulatory agencies would not expand the applicability of the Interim Measures or otherwise regard Shenzhen Fenqile as an online lending information intermediary. In the event that Fenqile is deemed as an online lending information intermediary by the PRC regulatory authorities in the future, we may be required to register with local financial regulatory authorities and our current business practices would need to be modified to adapt to the regulatory requirements as an online lending information intermediary. If such situations were to occur, our business, financial condition and results of operations could be materially and adversely affected.

The regulatory regime and practice with respect to network microcredit companies are also evolving and subject to uncertainty. In November 2017, the Internet Finance Rectification Office, issued the Notice on the Immediate Suspension of Approvals for the Establishment of Network Microcredit Companies, which suspends the approval of new network microcredit companies. On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, which states the same requirement and further imposes measures to strengthen the regulation of network microcredit companies. In December 2017, the Online Lending Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microcredit Companies and Network Microcredit Companies, or the Rectification Implementation Plans of Network Microcredit Companies, which further details the requirements on network microcredit companies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit.” Ji’an Fenqile Network Microcredit Co., Ltd., or Ji’an Microcredit, a subsidiary of Shenzhen Fenqile obtained a network microcredit license from the relevant local authority. The license expired in August 2018. We have submitted an application to renew such license and increase Ji’an Microcredit’s registered capital from RMB300 million (US$43.6 million) to RMB500 million (US$72.7 million) so that the maximum amount of loans Ji’an Microcredit may extend at a time will be increased from RMB900 million (US$131 million) to RMB1,500 million (US$218 million), three times of its then in-effect registered capital. We received the approval of our application from the relevant local authority on April 29, 2019 and are in the process of completing the renewal procedure. If we cannot complete the renewal procedure as we expected, our operation of network microcredit companies would be materially and adversely affected. In addition, the relevant governmental authorities will continue to inspect, investigate and review the qualification and compliance of the network microcredit companies in accordance with the Rectification Implementation Plans of Network Microcredit Companies. We cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. Although we believe that Ji’an Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, to the extent we need to obtain funding from Ji’an Microcredit, if we are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits applicable to our business, our business, financial condition and results of operations would be materially and adversely affected.

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

•                  Requirement to set custody account. We have entered into an agreement with China Guangfa Bank, under which the bank provides custodian services for funds of users and investors. Although we have established the custodian mechanism in this agreement to comply with the requirement of the Custodian Guidelines and the regulatory authorities, we may need to further amend the agreement in the event any detailed implementation rules of the Custodian Guidelines or other new laws and regulations regulating the custodian mechanism applicable to online lending information intermediaries are promulgated. Further, the Circular 57 requires that online lending intermediaries set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to hold funds of users and investors. If China Guangfa Bank fails such testing and evaluation procedures, we may have to seek an alternative custodian bank other than China Guangfa Bank to satisfy the relevant regulatory requirement, which may materially affect our rectification progress and record-filing application, which in turn may materially and adversely our business.

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

•                  Limit on the loan amount. The Interim Measures require that the balance of loans borrowed by the same individual must not exceed RMB200,000 (US$29,089) on a single online lending information intermediary and not exceed RMB1.0 million (US$145,444) in the aggregate on all online lending information intermediaries in the PRC. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000 (US$29,089). We determine whether users have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare our user’s name with the list in the databases on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by any user through our platform and other online lending information intermediaries does not exceed the RMB1.0 million (US$145,444) borrowing limit set out by the Interim Measures.

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

•                  Restriction on funding sources. We fund loans through Ji’an Microcredit, which is a network microcredit company holding license issued by the relevant competent local authorities, and through trusts established in collaboration with trust companies. We cannot assure you that our existing practice of using Ji’an Microcredit or our collaboration with trust companies will be deemed to be in full compliance with applicable existing or future PRC laws, regulations or rules. The funding of loans by us without going through network microcredit companies or trusts may render us to be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may be subject to supervision and restrictions on lending under applicable PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” There are uncertainties as to the interpretation of the relevant PRC laws and regulations and their applicability to our business. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulations Relating to Loans Between Individuals.”

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

To ensure full compliance with evolving laws and regulations of the online consumer finance industry, we have modified certain aspects of our business operations and may need to do so again in the future. For example, in March 2017, we received two letters from the SFO, relating to regulatory compliance of our Juzi Licai and Fenqile businesses. The letters we received identified various regulatory requirements applicable to Juzi Licai and Fenqile. These requirements include, among other things, (i) limits on the use of loans, (ii) termination of agency relationships with sales agents who are students, (iii) limits on penalties we can charge delinquent users, (iv) prohibition on splitting of any loan, (v) settlement of investors’ funds and users’ loans through third-party custody accounts, and (vi) prohibition on promotion activities claiming full guarantee on the principal and return of investment programs. The letters identified certain non-compliance issues in our businesses relating to the foregoing regulatory requirements and requested us to submit rectification plans. We submitted such plans and have been providing reports on our progress of implementation of these plans to the SFO on an ongoing basis.

With respect to the non-compliance issues mentioned above, we have implemented the following measures, which were included in the rectification plans we submitted to the SFO: (i) we require our users to select in their loan applications one of the specified permissible uses of loan proceeds and require college student users to use loans only for completing education, starting business or other uses that help promote work-related skills; (ii) in 2016, we terminated our contracts with college students who were sales agents promoting our products and services; (iii) the APR charged to users for late repayments (including penalty interest charged by the funding source and service fees and collection service fees charged by us) will not exceed 36%; (iv) we have also modified our service terms and conditions on Juzi Licai to ensure that the transfer of investors’ rights for outstanding loan obligation at the time of investor exits are fully authorized by such investors; (v) we have entered into an agreement with China Guangfa Bank to set up separate custody accounts for the funds of users and investors; and (vi) we ceased promotion activities claiming full guarantee on the principal and return of investment programs. We have been providing reports to the SFO on our progress of implementing these plans on an ongoing basis.

In May 2017, the CBRC, the Ministry of Education and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Campus Online Lending.” To comply with the requirements under the CBRC Circular 26, we have immediately implemented certain rectification measures, including, among others: (i) all of the outstanding loans that were originated to college students underlying the investment provided to individual investors on Juzi Licai was gradually repaid; and (ii) new borrowings by college students will not be matched with funds from individual investors on Juzi Licai and will instead be matched with funds from our institutional funding partners approved by the relevant banking regulatory authority, including but not limited to, banks and consumer finance companies that are licensed by the CBRC. However, we cannot assure you that the foregoing changes to our business operations will not have any material adverse impact on our financial conditions or results of operations. For example, we may be unable to secure sufficient funding from our institutional funding partners that are licensed by the CBRC to fund our current or future borrowings by our college student users and may incur higher funding cost, or our funding partners may interpret the CBRC Circular 26 differently from us and are thus unwilling to provide funding to our college student users. In addition, we may be unable to find alternative investment opportunities for individual investors on Juzi Licai and use their funding to fund borrowings by our users other than our college student users, therefore limiting our ability to grow our online investment platform. Further, although we have implemented measures to identify college students, we cannot assure you that such measures will be sufficient to ensure that funding requests from college students will not be matched with funds from individual investors on Juzi Licai. If any of the foregoing were to occur, our business, financial condition and prospects would be materially and adversely affected.

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

We established a quality assurance program in July 2017, which covers loans funded by individual investors and have entered into deposit arrangements with certain institutional funding partners. Since April 2018, to ensure our compliance with new regulations (including the Circular 57, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations relating to Online Consumer Finance Services—Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency.”), we have ceased offering this quality assurance program, and instead, we cooperate with an independent guarantee company to set up risk safeguard scheme, which is managed by the guarantee company and our borrowers are required to contribute to the risk safeguard scheme to protect our investors. See “Item 4. Information on the Company—B. Business Overview—Our Investors and Funding Partners —Protection of investors and funding partners” for more details about the risk safeguard scheme.

With respect to the quality assurance program operated between July 2017 and April 2018, as set forth in the agreement relating to the quality assurance program between Juzi Licai and the individual investors, the purpose of the quality assurance program operated by Juzi Licai is to provide make-up payments to individual investors on Juzi Licai when users fail to satisfy their principal or interest repayment obligations, and is not to provide individual investors with guarantees on repayment of the loan principal and interest. The amount to be transferred from each user’s monthly repayment to our quality assurance funds is limited to a certain percentage, of the outstanding principal balance at the beginning of the relevant monthly period. The investors have acknowledged that Juzi Licai reserves the final right of interpretation on the rules for establishing and using the quality assurance funds. For the above reasons, we believe that the past quality assurance program does not constitute providing any security interest or guarantee to investors on the principal or return of their investments, which is prohibitive under the Interim Measures. However, we cannot assure you that our previous quality assurance program will not be deemed as a form of security interest or guarantee to investors. Furthermore, we cannot assure you that the alternative risk safeguard scheme managed by the guarantee company will not cause a material and adverse impact to our business and results of operations.

With respect to our cooperation with certain institutional funding partners, we provide them a deposit in our direct lending programs using our own funds at an amount equal to a percentage of the total loans funded by the institutional funding partners and are required to replenish such deposit from time to time, in order to compensate them for the principal and interest repayment of loans in the event of a user default. In light of the joint issuance of the Circular 141 by the Internet Finance Rectification Office and Online Lending Rectification Office in December 2017, the foregoing practices are regarded as credit enhancement services which are prohibited. The Circular 141 requires financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interest or fees to borrowers. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on the part of users and no security to the loans, etc. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” It is unclear whether our personal installment loans would be viewed as the “cash loans” specified in the Circular 141 and thus be subject to the provisions thereunder. Nevertheless, to comply with this new requirement, we have proactively made an adjustment to our cooperation model with institutional funding partners. We have adjusted our cooperation model with institutional funding partners through Shenzhen Lexin Financing Guarantee Co., Ltd., a subsidiary of Shenzhen Fenqile, which is qualified to provide funding guarantee for the users on our platform and to charge fees for the relevant guarantee services. For personal installment loans funded by banking financial institutions and network microcredit companies, Shenzhen Fenqile has discontinued to charge any fees to users. Instead, Shenzhen Lexin Financing Guarantee Co., Ltd. has started to charge users fees for the guarantee services it provides to users in favor of our institutional funding partners. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to borrowers and pay certain fees to us. However, we cannot assure you that our interpretation of the relevant regulations will be the same as the view of authorities, or our solutions, including the ways the fees are charged, will be viable. First, it is uncertain whether the adjusted cooperation model would be accepted by our institutional funding partners at reasonable commercial terms. As of the date of this annual report, certain institutional funding partners require us to provide them with a deposit to compensate them in the event of a user default, as they believe our personal installment loans would not be deemed as “cash loans” specified in Circular 141 and thus would be subject to the requirements thereunder. As required, we may also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the borrowers on our platform. Second, due to the restriction on the outstanding guarantee liabilities and the assets ratio of a financing guarantee company set forth in the applicable PRC laws and regulations (see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee”), we may need to take necessary measures as our business grows, such as increasing the registered capital of Shenzhen Lexin Financing Guarantee Co., Ltd. from time to time, or cooperating with other financing guarantee companies or insurance companies, which may have an impact on our financial condition. Third, due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, even if we implement such measures, we cannot assure you that the adjusted business model will be in full compliance with existing and future laws and regulations, nor can we assure you that we would not be required to make further change to our business in the future. If any of the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee.”

We cooperate with institutional funding partners, whose compliance with PRC laws and regulations may affect our business.

As we do not hold relevant permits or licenses for lending activities, we rely on our funding partners for our loan products. Our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, the Circular 141 jointly issued by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017 provides a series of guidance on the cash loan business of financial institutions. See “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations Relating to Online Consumer Finance Services.” To comply with such guidance, our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which changes may adversely affect our business. In addition, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

For example, the Circular 141 requires network microcredit companies, such as Ji’an Microcredit, to suspend the funding of microloans with no specific consumption scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in the period to be separately specified by authorities. The Notification also prohibits online lending information intermediaries, such as Juzi Licai, from facilitating loans with no designated use of loan proceeds. The banking financial institutions are also prohibited from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. For personal installment loans, we require users to select one of the specified permissible uses of loan proceeds in their loan applications, such as education, cost of living or driving school expenses, and we track actual use of the loans with reasonable measures. It is unclear whether such personal installment loans would be deemed as loans with no designated use of loan proceeds and thus be subject to the foregoing requirements under the Circular 141. If such personal installment loans were deemed as loans with no designated use of loan proceeds, Ji’an Microcredit and Juzi Licai would need to take necessary measures to track the actual use of loans, and the financial institutions would also need to take necessary measures to track the actual use of loans and may require us to cooperate with them and upgrade our system, both of which could cause us to incur substantial additional expenses. If we were unable to effectively implement the foregoing or other rectification measures, we might need to reduce or even cease the funding and facilitation of such personal installment loans. If the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial conditions and results of operations may be materially and adversely affected.

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2016, 2017 and 2018, we originated RMB22.2 billion, RMB47.7 billion and RMB66.1 billion (US$9.6 billion) in loans, respectively. As of December 31, 2014, 2015, 2016, 2017 and 2018, our outstanding principal balance of loans was approximately RMB374 million, RMB3.4 billion, RMB9.9 billion, RMB19.3 billion and RMB32.4 billion (US$4.7 billion), respectively. Our financing receivables, net amounted to RMB7,537 million, RMB11,642 million and RMB6,424 million (US$934 million) as of December 31, 2016, 2017 and 2018, respectively. Our vintage charge-off rates as of December 31, 2018 were approximately 2% for each vintage of a three-month period from January 1, 2015 through December 31, 2018. The quality of our loan portfolio may be negatively affected by a variety of factors, many of which are beyond our control. These factors include, among others, the slowdown and structural reform of the PRC economy, adverse development in general economic conditions, an increase in unemployment rates among our target users, and natural disasters. The quality of our loan portfolio may also deteriorate if we are not able to manage credit risks. In addition, we may experience an adverse change in user credit risk as we expand our user base and offer new product features and higher credit lines to users. For example, while we have set certain requirements for the use of flexible repayment options, such as requiring minimum monthly repayments and keeping the user’s credit line at the approved amount, the flexible repayment options may affect our loan delinquencies and charge-offs as the outstanding principal balance of the new loan borrowed by a user using the flexible repayment options will be considered as current, as long as the user meets the payment schedule of the new loan agreed to by the user and us. We may also experience an adverse change in user credit risk if our credit assessment and control process fails to effectively contain the credit exposures of higher-risk users in using our existing or new credit products. Moreover, our risk management system and policies are subject to change from time to time. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

Furthermore, we use our proprietary Hawkeye engine to assess credit risks of our users. While we continually improve our risk management capabilities as we accumulate user data, the Hawkeye engine may inaccurately predict future credit losses under certain circumstances. For instance, after initial credit lines are granted, a user’s risk profile may change due to a variety of factors, such as deteriorating financial situations, and there is no assurance that such changes will be captured by the Hawkeye engine in a timely manner. The models and algorithms used by the Hawkeye engine may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment, and the data provided by users and external data sources may be incorrect or obsolete. If any of the foregoing were to occur in the future, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of credit applications.

If we are unable to effectively maintain and manage the quality of our loan portfolio due to any reason, the delinquency rates and the charge-offs of our loan portfolio may increase. Moreover, if the quality of our loan portfolio were to deteriorate, investors may try to rescind their affected investments, institutional funding partners may decide not to continue to cooperate with us, and users may seek to revise the terms of their loans or reduce the use of our platform for borrowing. If any of the foregoing were to occur, our business, competitive position, financial condition and results of operations may be materially and adversely affected.

We need adequate funding at reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured.

The growth and success of our operations depend on the availability of adequate funding to meet user demand for loans on our platform. We derive our funding for our platform from a variety of sources and types of investors, including individual investors on Juzi Licai, our institutional funding partners in our direct lending programs and investors of asset-backed securities. We obtained the majority of our funding from Juzi Licai in 2016 and 2017, and from institutional funding partners in 2018. Our ability to diversify funding sources is subject to the development of regulatory requirements. For example, the Circular 141 prohibits banking financial institutions from providing loans to persons without source of income or investing in asset-backed securities with underlying assets consisting of “cash loans” or “campus loans.” If college students are deemed as persons without source of income, the funding of loans to college students provided by financial institutions may need to be terminated. Although investors of asset-backed securities were not our major source of funding in historical periods, to the extent we intend to increase funds obtained through asset-back securities, the foregoing requirement would affect the amount of funding that we could obtain through this channel. To the extent there is insufficient funding from investors or funding partners willing to accept the risk of default posed by potential users or the particular type of funding could be matched to only certain group of our users due to restrictions imposed by current or existing laws or regulations, our platform will be unable to fund loan originations. If adequate funds are not available to meet users’ demand for loans, loan originations on our platform may be significantly impacted. Also, to the extent that risk-adjusted return requirements of our funding sources change, funding sources may choose not to fund loans originated on our platform. In addition, our growth strategy involves offering our users competitively priced financial products and services. As the online consumer finance market is intensely competitive, we may attempt to further reduce our funding cost by modifying the investment products offered to our investors and the terms and conditions of cooperation agreements with our funding partners. To the extent that our funding sources find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding. If our platform is unable to provide potential users with loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to that of our competitors, it would harm our business, financial condition and results of operations.

Our expansion into offering our users higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving increased numbers of educated young adult users, may expose us to new challenges and more risks.

We have a limited operating history and have been rapidly expanding our products and services and our user base since our inception. For example, we started to offer personal installment loans to our users in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow users who meet our criteria to reschedule or postpone their current monthly payment. We have also expanded our product offerings on our e-commerce channel to include a wider range of products, including more apparel, cosmetics and home appliances. To serve our expanded user base and our users’ evolving credit needs, we continuously offer new credit products and offer our users higher credit lines as they obtain higher incomes with greater ability to repay. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new product and service offerings and lack of relevant user data may make it more difficult for us to anticipate user demand and preferences and manage credit risk. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories. In addition, as our user base shifts to consist of more educated young professionals, it may also make it more difficult for us to accurately assess the credit risks of these new users due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to lack of historical data. Serving a changing user base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks we encounter when executing our growth strategies, our business and results of operations could be materially and adversely affected.

If our existing and new loan products or financial services do not maintain or achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing our existing loan products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to users. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them.

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

•                  users may not find the terms of our loan products, such as the costs and credit limits, competitive or appealing;

•                  we may fail to predict market demand accurately and provide loan products and financial services that meet this demand in a timely fashion;

•                  users, investors and institutional funding partners using our platforms may not like, find useful or agree with, the changes we make;

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

We believe that effectively developing and maintaining awareness of our brand is critical to attracting and retaining users. This in turn largely depends on the effectiveness of our user acquisition strategy, our marketing efforts, our cooperation with institutional funding partners and the success of the channels we use to promote our platform. If any of our current user acquisition strategies or marketing channels becomes less effective, more costly or no longer feasible, we may not be able to attract new users in a cost-effective manner or convert potential users into active users.

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

Any negative publicity or user complaints with respect to us, the consumer finance industry in general and our third-party service providers may materially and adversely affect our business and results of operations.

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

As China’s consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines, Interim Measures, the CBRC Circular 26 and the Circular 141, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, including campus lending, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our trust and credibility, and negatively impact our ability to attract new users, investors and institutional funding partners. Negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular user, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. For instance, since 2015, there has been a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance industry in China. If users, investors or institutional funding partners associate our company with these companies, they may be less willing to engage in borrowing or funding activities on our platform. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We have limited experience operating our current risk safeguard scheme, which was established in April 2018. If we under- or over-fund our risk safeguard funds, or if we fail to accurately forecast the expected payouts or otherwise implement the risk safeguard program successfully, our financial results and competitive position may be harmed.

We have limited experience operating our risk safeguard scheme, which was established in April 2018 for Juzi Licai. We set aside a portion of each repayment equal to a certain percentage of the outstanding principal balance of the loan and transfer such amount to a custody account managed by an independent guarantee company, which we refer to as risk safeguard funds. Such independent guarantee company provides make-up payments to an investor using the risk safeguard funds when a user fails to satisfy his interest or principal repayment obligations. Under these agreements between users and investors relating to the risk safeguard scheme, the amount of make-up payments is up to the available balance of the risk safeguard funds.

As a result of continued introduction of new products and changes in the composition of the underlying loan assets, we may not be able to accurately forecast delinquencies and charge-offs for our target user cohort based on information on historical delinquency rates and charge off rates. Given these challenges, it is possible that we will under- or over-fund to the risk safeguard funds. If we under-fund the risk safeguard funds, and we do not or are unable to replenish the risk safeguard funds to a sufficient level in time, individual investors may not be fully protected from losses, which may result in negative publicity and reduce the attractiveness of our online investment platform. Conversely, if we over-fund the risk safeguard funds, this will reduce our income and revenue. In the event any investor is not fully compensated by the risk safeguard funds for delinquent payments, a dispute may arise between the investor and us as a result of the investor’s uncompensated loss, which may adversely affect our reputation, the perception of us by the investors and regulatory authorities, or our business.

We have entered into a cooperation agreement with the guarantee company that is currently managing the risk safeguard fund, which agreement will expire in April 2020. We cannot assure you that we will be able to renew the cooperation agreement before its expiration or find an alternative guarantee company that is willing to manage the risk safeguard scheme on terms reasonable to us. If we fail to do the foregoing, the operations of our risk safeguard scheme would be materially and adversely affected, which may cause investors to lose confidence in our platform. Should any of the foregoing occur, our competitive position as well as our results of operations could be materially and adversely affected.

If we fail to maintain cooperation with our funding partners or to maintain sufficient liquidity to originate loans to our users, our reputation, results of operations and financial condition may be materially and adversely affected.

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

Our institutional funding partners typically agree to provide funding to our users who meet their predetermined criteria, subject to their approval process. These agreements have fixed terms ranging from one to two years. Some of these agreements have automatic renewal options upon expiration. In addition, while our users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our institutional funding partners, they may implement additional requirements in their approval process outside of our monitor and control. Thus, there is no assurance that our institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity, either because they could decline to fund user loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs. In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, these institutional funding partners will become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among online lending platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Any of the above may materially increase our funding costs, which may adversely affect our results of operations and profitability. Furthermore, if PRC laws and regulations are issued that prohibit our cooperation with our institutional funding partners, including licensed financial institutions, micro credit lenders or other P2P platforms, our cooperation with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

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

We have experienced rapid growth since we commenced our online consumer finance business. Our total operating revenue increased significantly from RMB4,339 million in 2016 to RMB5,582 million in 2017, and further to RMB7,597 million (US$1,105 million) in 2018. We originated RMB47.7 billion and RMB66.1 billion (US$9.6 billion) in loans in 2017 and 2018. However, there can be no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our operating revenue may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing the growth of China’s online consumer finance industry, emergence of alternative business models, and general economic conditions. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline.

We incurred net losses in the past and may incur net losses in the future.

We incurred net losses in the past while we had a net income in 2017 and 2018, respectively. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving educated young adults and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. In addition, we historically had relatively low charge-off rates. Our vintage charge-off rates as of December 31, 2018 for each vintage of a three-month period from January 1, 2015 through December 31, 2018 were just over 2%. If our charge-off rates were to increase in the future, we may incur losses. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have formed a strategic partnership with JD.com, from which we source a significant portion of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected. In addition, we have third-party sellers on our online marketplace on the e-commerce channel. We do not have as much control over the quality, storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on intellectual property rights, or for other misconduct, including carrying out fictitious transactions or deleting unfavorable comments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” and “—Regulations Relating to Product Quality and Consumer Rights Protection.”

In addition, we cooperate with a number of business partners and other third parties to fulfill and deliver our products to our users. For example, we use the warehousing and delivery infrastructure of JD.com and SF Express for fulfilling user orders on our e-commerce channel. Our ability to process and fulfill orders accurately and provide high-quality user service depends on the fulfillment infrastructure of our business partners and other third parties. Any interruptions to or failures in their delivery and fulfillment services could prevent the timely or proper delivery of our products to users. Our business, financial condition and results of operations may be adversely affected by any disruptions to their delivery and fulfillment services.

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

The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our users and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could harm our reputation and further lead to decrease in the willingness of prospective borrowers. We may also be hold responsible for any misconduct of their loan collection practice. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

Fraudulent activities on our platforms or that target our users could negatively impact our operating results, brand and reputation.

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling user and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our educated young adult users may be more susceptible to fraud due to their limited financial knowledge and experience in using financial services. They may not be well equipped to detect sophisticated fraudulent schemes that directly target them. For instance, our users may be encouraged by third parties or organized criminal groups to incur personal installment loans on our platform and transfer the proceeds to them, who have no intention to repay, ultimately resulting in default. We provide our users with education on financial planning and management, including on the concept of credit, credit and personal information protection, fraud and identity theft prevention. However, we cannot assure you that these efforts will be effective in preventing fraud. While we have not historically experienced any significant incident of fraud that caused material losses to us, significant increases in fraudulent activities on our platform could negatively impact our brand and reputation, result in losses to us and our funding sources, reduce loan originations on our platform and lead us to take additional steps to reduce the risk of fraud, which could increase our costs and expenses. High-profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

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

In addition, the e-commerce industry is highly regulated by the PRC government. We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. We only have contractual control over our websites or mobile applications. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. Our online consumer finance platform, Fenqile, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019 and certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from the Ministry of Industry and Information Technology, or the MIIT, in July 2017, which will remain valid until July 2022. Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in January 2019, which will remain valid until January 2024. Further, the application of certain value-added telecommunications service license for online data processing and transaction processing submitted by Shenzhen Fenqile was received by Guangdong Administration of Telecommunications in April 2019. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

In addition to licenses and permits, PRC laws and regulations also require e-commerce platform operators to take measures to protect consumer rights. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce.” Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. For examples, the E-Commerce Law requires e-commerce platform operators to take necessary actions if the merchants on the platform fail to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operations. Moreover, according to the E-Commerce Law, except for in certain circumstances, all e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, shall register with local branches of the State Administration for Industry and Commerce, or the SAIC (which was integrated into the State Administration for Market Regulations with other governmental departments in April 2018), provide identity information of merchants on their platform to local branches of SAIC and prompt any merchants failing to make such registrations to comply with the relevant registration requirements. We have required merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants and fail to attract potential merchants who may not be willing to cooperate with us in full compliance with the E-Commerce Law.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

We primarily generate financial services income by charging fees to users for services we provide on loans originated on our platform. These fee rates may also be affected by a change over time in the mix of the types of products we provide to our users and investors, the macroeconomic factors, as well as the competition in the online consumer finance industry. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our users are willing to borrow, and the interest rates at which our funding partners are willing to lend. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our users. For example, in a falling interest rate environment, potential users may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the expected rates of return on our investment products may be reduced, and our profitability may be adversely affected.

We rely on the sale of computers, smartphones and other consumer electronics for a significant portion of our loans originated to finance user purchases on our e-commerce channel.

Historically, online sales of electronic products, including computers and smartphones, have accounted for a majority of purchases on our e-commerce channel, and thus a significant portion of online direct sales and services income. Electronic products sold on our e-commerce channel accounted for approximately 77%, 69% and 52% of our total loans originated to finance user purchases on our e-commerce channel in 2016, 2017 and 2018. We expect that sales of these products will continue to translate into a significant portion of our total operating revenue and loans originated to finance user purchases on our e-commerce channel in the near future. We have increased our offerings on our e-commerce channel to include other product categories, and we have continuously added new products within each product category. However, due to the demographic characteristics of our target user cohort and their demand, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on the sales of electronic products. We face intense competition from online sellers of electronic products and from established companies with physical stores that are moving into online retail, such as Taobao.com, Tmall.com, JD.com and Suning. Any event that results in a reduction in our sales of electronic products could materially and adversely affect our ability to maintain or increase the level of our operating revenue and loan originations and to maintain or improve our business prospects.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our scale and business model require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes and other factors, and our users may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with users and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients, or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with users and investors is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees take, convert or misuse funds, documents or data or fail to follow protocol when interacting with users and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or have failed to follow protocol, and therefore be subject to civil or criminal liability.

If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected.

Our in-house collection team handles the collection of delinquent loans. We also engage certain third-party collection service providers from time to time. If either our or our third-party service providers’ collection methods, such as phone calls, text messages, in-person visits and legal letters, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease. While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, if those collection methods were to be viewed by the users or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the users or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate and the funding sources’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan originations on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

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

•                  the level of trust and confidence of Chinese consumers in online shopping, as well as changes in user demographics and consumer tastes and preferences;

•                  the selection, price and popularity of products that we and our competitors offer online;

•                  whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•                  the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping in general, or any failure by us to adapt our website and improve the online shopping experience of our users in response to trends and consumer requirements, may adversely affect our operating revenue and business prospects.

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

We have adopted user-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Measures on the Administration of Online Transactions promulgated by the SAIC, in January 2014, which became effective in March 2014, or the Online Transactions Measures, consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.” These policies improve users’ shopping experience and promote user loyalty, which in turn help us acquire and retain users. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in a loss of existing users or failure to acquire new users at a desirable pace, and may materially and adversely affect our results of operations as a result.

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

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive user or investor bases, larger amounts of data, greater brand recognition and loyalty, and broader partner relationships than we do. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

In addition, our competitors may be better at developing new products, responding to new technologies, charging lower fees on loans and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential investors and users may not fully understand how our platform works. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. In addition, in response to more stringent PRC laws and regulations regarding cash loans, more online lending platforms may expand their services and products to scenario-based lending, including partnering with e-commerce platforms, which may drive up the competition among online lending platforms. Such intensified competition may increase our operation costs and adversely affect our results of operations and profitability. Furthermore, to the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us. In addition, as our competitors may implement certain procedures to reduce their fees in response to the current or potential PRC regulations on interest rates and fees charged by online lending platforms, we may need to reduce our fees as well to comply with such regulations and to remain competitive in the online lending industry. If we are unable to compete with our competitors, or if we are forced to charge lower fees due to competitive pressures, we could experience reduced revenues or our platforms could fail to achieve market acceptance, any of which could materially and adversely affect our business and results of operations.

If the total addressable market for our target user cohort is smaller than what we believe it is, our results of operations may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for our target user cohort due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online consumer finance industry in China. We believe that our total addressable market of users consists of educated young adults. However, if there is less demand than we anticipate for loan products offered on our platform, it may materially and adversely impact our business, financial condition and results of operations.

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

Our consolidated financial statements have been prepared on a going concern basis. We believe that our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. In such event, there may also be significant doubt as to our ability to continue as a going concern. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We have obligations to verify information relating to users and to detect fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

Our business of connecting individual investors and users on Juzi Licai constitutes an intermediary service, and Qianhai Juzi’s contracts with individual investors and/or users on Juzi Licai are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, may not claim any service fee for its intermediary services and is liable for any damage incurred by the client. In addition, the Interim Measures have imposed on us additional obligations to verify the truthfulness of the information provided by or in relation to users, and to actively detect fraud. Therefore, if we intentionally conceal any material information or provide false information to funding sources, or fail to verify the truthfulness of the information provided by or in relation to our users or to actively detect fraud, we could be subject to liabilities as an intermediary under the PRC Contract Law and liabilities under the Interim Measures, and our results of operations and financial condition could be materially and adversely affected.

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

Ji’an Microcredit, is subject to regulations applicable to micro-credit companies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit.” These regulations provide that “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the forms of interest and various fees) shall be subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court. The loans originated on our platform and by Ji’an Microcredit will be subject to the aforementioned interest rate restrictions, which could affect our ability to originate loans to certain users and may have a material adverse effect on our business.

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

Currently, none of our loans facilitated by us has an overall annualized interest rate exceeding 36%. We believe our current service fees and various other fees charged to our users are reasonable and in compliance with relevant requirements under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, the Notice on Further Strengthening the Rectification of Campus Online Lending, the CBRC Circular 26 and the Opinions for Financial Judgment Work. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and may be required to reduce the fees and annual interest rate we charge to our users. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as online lending information intermediaries for users and individual investors. In addition, we do not directly receive any funds from individual investors in our own accounts as funds from individual investors are deposited into and settled by a third-party custody account managed by China Guangfa Bank. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

The PRC Securities Law prohibits the issuance of securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities may not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between a user and multiple individual investors is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Credit and other information that we receive from prospective users and third parties about a user may be inaccurate and thus may not accurately reflect the user’s creditworthiness, which may compromise the accuracy of our credit assessment.

For our credit assessment, we obtain from prospective users and third parties certain information of the prospective users, which may not be complete, accurate or reliable. Our credit assessment of a user may not reflect that particular user’s actual creditworthiness due to outdated, incomplete or inaccurate user information. Additionally, once we have obtained a user’s information, the user may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) experience other adverse financial events, making the information we previously obtained inaccurate. We currently determine whether users have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare a user’s name against our database on a regular basis. Once we detect that a user has multiple outstanding loans with substantial aggregate balances and poses a high credit risk, we will place such user on a high risk user list and closely monitor the user going forward. However, there is no assurance that we have complete and accurate information relating to all of our users’ outstanding loans. For example, a user may borrow money through our platform in order to pay off loans on other consumer finance platforms, and vice versa. If a user incurs additional debt before fully repaying any loan that user takes out on our platform, the additional debt may impair the ability of that user to make payments on his or her loan with us and our funding sources, ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the user’s creditworthiness generally and could result in the financial distress or insolvency of the user. To the extent that a user has other indebtedness and cannot repay all of his or her indebtedness, the user may choose to make payments to other platforms instead of us.

Such inaccurate or incomplete user information could affect the accuracy of our credit assessment and the effectiveness of our risk management, which could in turn harm our reputation, and as a result, our business and results of operations could be materially and adversely affected.

Our ability to protect the confidential information of our users and funding sources and our ability to conduct our business may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by the relevant government regulations.

Our platform collects, stores and processes certain personal and other sensitive data from our users and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In November 2016, the Standing Committee of the NPC released the Internet Security Law, which became effective in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. We plan to further strengthen our information management and privacy protection of the user data stored in our system. However, we cannot assure you that the measures we have taken or will take are adequate under the Internet Security Law. If further changes in our business practices are required under China’s evolving regulatory framework for privacy protection, our business, financial condition and results of operations may be adversely affected. Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the Internet Security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

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

The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential user and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. In particular we use user information to make credit assessment of users through our Hawkeye engine. If these data are lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions, our business could be adversely affected.

Any significant disruption in service on our platforms, our computer systems or third-party service providers’ systems, including events beyond our control, could reduce the attractiveness of our platforms and result in a loss of users or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platforms would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, user service, reputation, and ability to retain existing and attract new users, investors and institutional funding partners. Much of our system hardware is hosted in leased facilities located in Guangzhou and Beijing. We also rely significantly on our third-party service providers for the operation of our platform. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Guangzhou and Beijing, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our users, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause users, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

We rely on app stores to disseminate our mobile applications.

We offer our services mainly through our mobile applications. Our mobile applications are offered via app stores operated by third parties, such as Apple’s app store, which could suspend or terminate users’ access to our mobile applications, increase access costs or change the terms of access in a way that makes our applications more difficult to access. As a result, our ability to expand our user base may be adversely affected if potential users experience difficulties in or are prevented from accessing our mobile applications. In the past, our mobile applications were taken down from certain third-party app stores for a short period of time. We cannot assure you that we will not experience incidents of similar nature in the future, and occurrence of such incidents may adversely affect our brand and reputation, business, financial condition and results of operations.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for users and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

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

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

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

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. The Guidelines purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. In conjunction with the Guidelines, the PBOC and the CSRC jointly released the Administrative Measures for Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (for Trial Implementation), or the Anti-Money Laundering Measures for Internet Financial Institutions, effected in January 2019, pursuant to which institutions engaging in internet finance business, including online payment, online lending, online lending information intermediary business etc., shall be subject to the obligation of anti-money laundering and anti-terrorism financing. The Anti-Money Laundering Measures for Internet Financial Institutions further requires that institutions engaging in internet finance business (other than financing institutions and non-bank payment institutions) shall complete a registration and report large-sum transactions and suspicious transactions through an internet platform to monitor anti-money laundering and anti-terrorism financing, or the Anti-Money Laundering Internet Monitoring Platform, which shall be established by the PBOC. The Interim Measures also require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines require that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations. There is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted. For examples, we are still in the progress of establishing access to the Anti-Money Laundering Internet Monitoring Platform to report large-sum transactions and suspicious transactions thereon in accordance with such Anti-Money Laundering Measures for Internet Financial Institutions. Any new requirement under money laundering laws could increase our costs, and may expose us to potential sanctions if we fail to comply.

In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or the PBOC. If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as those that arise from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, could compromise our image or undermine the trust and credibility we have established. If any of the foregoing were to occur, our reputation, business, financial condition and results of operations might be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve users, investors and institutional funding partners. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness related to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have undertaken certain remedial measures to improve our internal control over financial reporting and disclosure controls to address the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures —Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2016 and 2017.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve users and investors could diminish, resulting in a material adverse effect to our business.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List (2018 version), and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among our PRC subsidiary (namely Beijing Shijitong or Shenzhen Lexin Software Technology Co., Ltd., as applicable), our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, a subsidiary of Shenzhen Xinjie, our variable interest entity, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019 and certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022. Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in January 2019, which will remain valid until January 2024. Further, the application of certain value-added telecommunications service license for online data processing and transaction processing submitted by Shenzhen Fenqile was received by Guangdong Administration of Telecommunications in April 2019. It is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our PRC subsidiaries and our variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement would not be deemed validly created until they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the NPC passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The shareholders of our variable interest entities include Mr. Jay Wenjie Xiao, Mr. Richard Qiangdong Liu, Mr. Wenbin Li, Mr. Kris Qian Qiao, Mr. Jianwei Wei, Mr. Hua Chen, Mr. Xiaoting Zhou, Mrs. Shan Xu, and Tibet Xianfeng Changqing Start-up Investment and Management Co., Ltd. (as applicable). These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our PRC subsidiaries. In addition, if a PRC subsidiary requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which will become effective on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 became effective as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. Circular 19 and Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the under withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under withheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOC, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PRC Enterprise Income Tax Law and its implementing rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and our certain PRC subsidiary, Shenzhen Lexin Software Technology Co., Ltd., and the subsidiary of our variable interest entities, Shenzhen Dingsheng Computer Technology Co., Ltd., qualified as “Software Enterprises” in 2017. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC. There are uncertainties regarding future interpretation and implementation of the PRC Enterprise Income Tax Law and its implementing regulations. It is possible that the HNTE and Software Enterprise qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their value-added tax, will be challenged by tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the PRC Enterprise Income Tax. If those operating entities cannot qualify for such preferential income tax status, our effective income tax rate will be increased significantly and we may have to pay additional income taxes to make up the previously unpaid taxes, which would reduce our net income.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States, pursuant to which, the PCAOB conducts regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in, and organized under the laws of the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such the PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with the U.S. laws in connection with the U.S. regulatory requests for audit work papers, or if the results of such a challenge would result in the SEC imposing penalties such as suspension. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with the SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from Nasdaq or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to the American Depositary Shares

The market price for the ADSs may be volatile.

Since the ADSs became listed on Nasdaq on December 21, 2017, the trading price of the ADSs has ranged from US$6.5 to US$20.0. The trading prices of ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of the ADSs.

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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of March 31, 2019, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 80.9% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends either out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends on our ordinary shares, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of our ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 31, 2019, we have 250,092,040 Class A ordinary shares outstanding, including 168,196,690 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

We have adopted a 2017 Share Incentive Plan, or the 2017 Plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” We have registered certain ordinary shares that we may issue under this equity compensation plan and intend to register all ordinary shares that we may issue under this equity compensation plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under an equity incentive plan would dilute the percentage ownership held by the investors who purchased ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date for the general meeting, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares that are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

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

Our sixth amended and restated memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and holders of the ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. In addition, our dual-class structure could discourage others from pursuing any change of control transactions. See “—Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2019, our directors and officers collectively owns an aggregate of 81.2% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We will incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Through Beijing Shijitong and Shenzhen Lexin Software Technology Co., Ltd., we obtained control over Beijing Lejiaxin, Shenzhen Xinjie, Shenzhen Fenqile, Qianhai Dingsheng and Mengtian Technology, or collectively, our variable interest entities, based on a series of contractual arrangements. See “—C. Organizational Structure —Contractual Arrangement with Our Variable Interest Entities.”

On December 21, 2017, our ADSs commenced trading on Nasdaq under the symbol “LX.” We raised from our initial public offering of approximately US$108.4 million in net proceeds (including the net proceeds generated from the offering of additional 1,800,000 ADSs upon the underwriters’ exercise of their over-allotment option in full) after deducting underwriting commissions and the offering expenses payable by us.

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

B.                                    Business Overview

Overview

We are a leading online consumer finance platform for educated young adults in China. We strategically focus on serving the credit needs of educated young adults aged between 18 and 36 in China, featuring young people with high income potential, high educational background, high consumption needs, a strong desire to build their credit profile, and an appreciation for efficient user experience. Our online consumer finance platform, Fenqile, addresses our users’ credit needs by offering personal installment loans, installment purchase loans and other loan products. We offer a wide variety of competitively priced products on our e-commerce channel and allow users to use their credit lines to finance purchases. We match user loans with diversified funding sources, including individual investors on our Juzi Licai online investment platform, institutional funding partners in our direct lending programs and investors of our asset-backed securities.

Our Users

From our inception in August 2013 through the end of 2018, we originated loans to over 7.2 million users on a cumulative basis. In 2016, 2017 and 2018, we originated loans to approximately 3.0 million, 4.1 million and 4.9 million active users through our platform, representing a compound annual growth rate, or CAGR, of 28%. Our online consumer finance platform features a high proportion of repeat users. Of all active users on our platform in 2016, 2017 and 2018, approximately 74%, 80% and 80%, respectively, were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. As of December 31, 2018, we had over 10.5 million users with an approved credit line and over 37.3 million registered users.

User acquisition

We strategically focus on serving educated young adults in China, our target user cohort. As of December 31, 2018, this target user group represented over 90% of our total user base. To date, we have successfully accumulated a large user base and achieved deep market penetration among educated young adults in China by providing high quality financial services, e-commerce consumption scenarios and membership benefits.

Historically, we acquired our educated young adult users primarily through referrals, our e-commerce channel and our cooperation with third-party e-commerce platforms and commercial banks. In addition to these historical user acquisition methods, we currently acquire users through brand marketing, which help drive the growth of traffic on our platform. Our current user acquisition method also involves cooperation with our institutional funding partners and third-party platforms that focus on lifestyle, travel and entertainment. We cooperate with these third-party platforms on a wide range of events, such as promoting co-branded credit cards, co-hosting marketing events, launching customized financial products and offering special privileges or discounts to our users. As our target user cohort is typically geographically concentrated and socially connected, we adjust from time to time our user acquisition methods in accordance with these characteristics.

Our e-commerce channel offers a wide variety of competitively priced products across categories that specifically meet the consumption needs of educated young adults. Our e-commerce channel allows users to use their credit lines to finance their purchases, which converts e-commerce shoppers into borrowing users at points-of-sale on our e-commerce channel. See “—Our E-Commerce Channel.”

We also use other online marketing channels to attract users, including using social media such as WeChat and Weibo and press outlets to help drive brand awareness, using paid placement on major online search engines in China, partnering with leading websites such as Jumei that are able to reach quality users with credit needs, and working with online advertising channels such as App stores to promote our mobile applications.

We have established a membership program to cultivate user loyalty and improve user engagement. In addition to the original Le Card membership program, we have launched a paid membership program, Lehei/Black Card, in April 2017, to further improve user service and increase user stickiness.

Our E-Commerce Channel

The e-commerce channel on Fenqile offers competitively priced products across 17 categories with relatively high value, including electronics, fashion accessories, home furnishings and decor, and outdoor apparel. The product offerings on our e-commerce channel specifically meet the shopping needs of educated young adults. Our e-commerce channel features both direct sales of merchandise curated by us, as well as a marketplace through which third-party online merchants offer and sell their own products and services, such as leisure travel and continuing education. On our online marketplace, user orders are placed and fulfilled directly by the third-party merchants. The GMV of our e-commerce channel amounted to RMB4.0 billion in 2016, RMB4.1 billion in 2017, and RMB5.8 billion (US$848 million) in 2018. In 2018, we had provided over 1.2 million stock keeping units to our users.

Users use their approved credit line to finance their purchases on our e-commerce channel. See “—Our Loan Products.” Approximately 44% of our users with an approved credit line as of December 31, 2018 had shopped on our e-commerce channel at least once previously. The operation of our e-commerce channel is highly efficient because of our asset-light approach. Our strategic cooperation with business partners enables us to offer more competitively priced products, while requiring minimal capital, personnel and other resources. For example, we strategically cooperate with JD.com, a major supplier from which we acquire products for our direct sales business at competitive prices. We have achieved seamless connections of user order data with JD.com’s platform. Pursuant to our annual sales agreement with JD.com, which may be automatically extended by another year, JD.com offers us products at exclusive prices and is also responsible for the delivery of product orders. We are responsible for the payment of product orders within 60 days of the purchase.

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

Our Loan Products

We launched Fenqile, our online consumer finance and e-commerce channel, in October 2013. On Fenqile, we offer personal installment loans and installment purchase loans using available credit lines approved by us with flexible repayment solutions. All of our loan products are unsecured and feature fixed monthly payments with various terms. In 2017 and 2018, we originated RMB47.7 billion and RMB66.1 billion (US$9.6 billion) in loans, representing a 38.5% increase. As of December 31, 2016, 2017 and 2018, the average user loan balance was RMB4,838, RMB6,580 and RMB9,048 (US$1,316), respectively.

Le Card credit line

Le Card is the credit line that we offer to our users. We determine the amount of credit line available to each user based on the result of our credit assessment. When a user is first approved for a credit line, the amount of credit line we offer ranges from RMB1,000 to RMB48,000 and the aggregate loan amount of personal installment loans and installment purchase loans borrowed by one single user may not exceed the credit line available to the user. The credit line available to a user, once approved, does not have a term limit. Based on our continuing risk monitoring and assessment, we may unilaterally adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line. We may grant up to an RMB200,000 credit line to existing users who have established a credit history with us. While a user may use the entire amount of this credit line towards purchases on our e-commerce channel, only up to a certain percentage of such credit line may be applied towards personal installment loans to obtain cash, the percentage of which ranges from 0% to 100%, depending on the result of the credit assessment. We had approved 10.5 million users for our Le Card credit line as of December 31, 2018. The average credit limit we granted to each user was RMB6,165 in 2016, RMB8,201 in 2017 and RMB8,648 (US$1,258) in 2018. The aggregate amount of credit lines approved by us was RMB27.8 billion as of December 31, 2016, RMB62.2 billion as of December 31, 2017 and RMB91.0 billion (US$13.2 billion) as of December 31, 2018, whereas the utilization rate, which is calculated as the percentage of outstanding principal balance relative to the total amount of credit lines approved by us, was 35.5% as of December 31, 2016, 31.0% as of December 31, 2017 and 35.6% as of December 31, 2018.

Personal installment loans

Our users approved for our credit line are automatically eligible for personal installment loans with terms generally ranging from 1 to 36 months. Users can have multiple personal installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available for personal installment loans. Users may use personal installment loans to obtain cash or to finance purchases from third-party merchants on our marketplace through our e-commerce channel. With respect to the personal installment loans that are not borrowed to finance user purchases on the e-commerce channel, we do not track the actual use of the loans, while we require the users to select in their loan applications one of the specified permissible uses of loan proceeds, such as education, cost of living or driving school expenses.

We offer users who meet certain criteria, including user’s credit profile and repayment history, flexible repayment options. These include the option to postpone their current monthly repayment to the next scheduled payment date or finance the repayment of a particular monthly repayment with a new loan. The flexible repayment options will not increase the available credit line for each user approved by us. We have set certain requirements for the use of flexible repayment options, such as minimum monthly repayments. Moreover, our users currently may not use the flexible repayment options for any new loan that is borrowed to finance the repayment of a monthly repayment. We may adjust the features of the flexible repayment options based on credit performance and our risk management approach from time to time. The flexible repayment options are designed to assist those users who have relatively high consumption needs, and the willingness and potential ability to repay their loans. The new loans are newly originated personal installment loans at higher APRs than other personal installment loans.

The APR for personal installment loans currently ranges from 14% to 36%. In 2016, 2017 and 2018, the total amount of personal installment loans originated on our platform was approximately RMB19.0 billion, RMB44.8 billion and RMB63.3 billion (US$9.2 billion), respectively. The outstanding principal balance of these loans (including on- and off-balance sheet loans) was RMB30.8 billion (US$4.5 billion) as of December 31, 2018.

Installment purchase loans

A user approved for our credit line can use the available credit line to purchase a variety of products available on direct sales on our e-commerce channel, subject to the approved credit limit available to the user. See “—Our E-Commerce Channel.” Our e-commerce channel enables us to track the users’ use of loans when they are borrowed to finance purchases on our e-commerce channel.

We provide financing solutions to help our users finance a purchase by offering installment payment options with flexible minimum down payments ranging from 0% to 50% as well as various loan term ranging from 1 to 36 months, depending on the product, price, supplier and source of funding. Shoppers have the option to choose any combination of these terms, and our system will automatically calculate monthly payments and service fees. The APR for installment purchase loans currently ranges from 18% to 36%. In 2016, 2017 and 2018, the total amount of installment purchase loans originated on our platform was approximately RMB3.2 billion, RMB2.9 billion and RMB2.7 billion (US$398 million), respectively. The outstanding principal balance of installment purchase loans (including on- and off-balance sheet loans) was RMB1.6 billion (US$228 million) as of December 31, 2018.

Loan pricing

Our loan pricing mechanism consists of two components, APRs and credit lines. We price our loans with different APRs based on different products to address product-related credit risks and as a function of market competition and supply and demand.

We primarily address credit risks by varying the amount of credit lines approved for each user. To enhance user experience, we seek to maintain consistency in terms of credit lines among newly acquired users in the same geographic area as they are likely to share their experience with each other. This approach is also consistent with the fact that the risk profiles of similarly situated users are largely homogenous and we utilize grouping as our primary method of credit assessment for new users. For the determination of credit limit based on the level of credit risks, see “—Our Loan Application and Approval Process —Step 3: Credit risk assessment.”

Our Investors and Funding Partners

We benefit from our position of having diversified funding sources, including a wide array of types of investors and funding partners. Our various investment programs and products are designed to cater to investors and funding partners with different risk-and-return parameters. The table below sets forth the outstanding balance of funds as of December 31, 2016, 2017 and 2018, respectively, provided by different funding sources to finance loans (including on-balance sheet loans and off-balance sheet loans).

	As of December 31,
	2016		2017		Change in Outstanding balance	2018			Change in Outstanding balance
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except for percentages)
Individual investors	5,537,031	58.9	9,785,171	53.5	76.7	13,384,407	1,946,681	43.8	36.8
Institutional funding partners	3,711,341	39.5	8,499,455	46.5	129.0	17,177,223	2,498,323	56.2	102.1
Asset-backed securities	155,814	1.6	—	—	(100.0)	—	—	—	N/A
Total	9,404,186	100.0	18,284,626	100.0	94.4	30,561,630	4,445,004	100.0	67.1

Individual investors on Juzi Licai

We offer our Juzi Licai online investment platform to individual investors seeking attractive risk-adjusted investment returns. We have experienced strong growth in both the number of individual investors and the investment amount per investor in recent years. On Juzi Licai, we had over 442,000 cumulative individual investors as of December 31, 2018. In 2018, over 225,000 individual investors invested through Juzi Licai, compared to over 171,000 in 2017 and over 131,000 in 2016, among which over 98,000, 126,000 and 170,000 were repeat investors who had invested at least once before in the same year or in the previous year in 2016, 2017 and 2018, respectively. We had over 97,000, over 114,000 and over 134,000 new active individual investors in 2016, 2017 and 2018, respectively, who invested through Juzi Licai during the relevant year but had not done so prior to the beginning of that year. As of December 31, 2018, Juzi Licai had over 141,000 individual investors who had outstanding investments, with an average AUM of RMB94,599 (US$13,759).

Investment programs offered on Juzi Licai. We offer investment programs and tools that enable individual investors to manage their investments. Investors can choose from several investment programs with different terms and estimated rates of return and commit a minimum amount of RMB100 (US$14.5). Once the funds are committed, they are automatically matched with our approved users. Our platform automatically reinvests investors’ funds as soon as a loan is repaid. If an investment period ends during the loan terms of the underlying loans, we will facilitate the investor’s exit by transferring, on the investor’s behalf, his or her creditor’s rights with respect to the underlying loans; provided however, the exit is not guaranteed and the transfer would not occur until transferees are identified. We do not maintain a secondary loan market on our investment platform. Investors can monitor the performance of their investment in real time through our website or mobile application. Depending on the type of investment program an individual investor chooses, an investing period could be as short as one week and as long as 24 months. Currently, we offer the following two main types of investment programs:

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

Recent development of Juzi Licai. On April 24, 2018, we made some adjustments to our business model for new loans funded by individual investors on Juzi Licai in responses to the evolving regulatory requirements. One adjustment is to streamline the role of Qianhai Juzi, a subsidiary of one of our variable interest entities which operates Juzi Licai, in providing services to participants on Juzi Licai. According to the adjustments, Qianhai Juzi, rather than another operating entity of our company, will enter into service agreements with borrowers and accordingly will directly charge service fees to the borrowers for new loans facilitated on Juzi Licai after April 2018. This way, Qianhai Juzi provides services to both investors and borrowers on Juzi Licai, assuming a typical role of online lending information intermediary as defined under relevant laws and regulations. We also amended the form of agreements between Qianhai Juzi and individual investors, providing explicitly that an investor’s exit from an investment program is not guaranteed and is subject to successful identification of transferees, namely other investors on Juzi Licai who are willing to acquire the creditor’s right from the exiting investor. In addition, we discontinued the operation of the quality assurance program and replaced it with a risk safeguard scheme that is managed by a third-party guarantee company. See “—Protection of investors and funding partners.”

Institutional funding partners in our direct lending programs

Beginning in 2015, we expanded our funding sources to include institutional funding partners, including commercial banks, consumer finance companies, other licensed financial institutions and peer-to-peer lending platforms. In our direct lending programs, we refer qualified users to institutional funding partners which provide the funds to finance the loans, based on their risk-and-return requirements. Our proprietary Wormhole system, operated by Qianhai Dingsheng, one of our variable interest entities, connects our users and funding partners’ systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters.

As part of our arrangement with each institutional funding partner, we typically agree on an aggregated amount of funds provided by the funding partner, maximum credit limit given to an individual user, maximum maturity and an annualized interest rate. The investing period of our institutional funding partners ranges from one to 36 months. Depending on contractual terms of our arrangement with each intuitional funding partners, loans funded by funding partners include on-balance sheet loans and off-balance sheet loans. With respect to certain institutional funding partners, we are responsible for collecting loan proceeds from the institutional funding partners and lending the funds to users, as well as collecting monthly repayments from the users and repaying the funding partners according to the terms of our agreements with the funding partners. Loans funded by these intuitional funding partners are accounted for as on-balance sheet loans. With respect to the other funding partners, such as commercial banks, consumer finance companies, we only offer loan facilitation and matching services to the users and the funding partners, and the funding partners will fund the loans directly to the users referred by us. Loans funded by these intuitional funding partners are accounted for as off-balance sheet loans.

As of December 31, 2018, we had over 30 funding partners on our direct lending programs. The outstanding balance of funds provided by institutional funding partners increased from RMB3.7 billion as of December 31, 2016 to RMB8.5 billion as of December 31, 2017 and further to RMB17.2 billion (US$2.5 billion) as of December 31, 2018.

Investors purchasing our asset-backed securities

Historically, we have issued both public and private asset-backed securities to diversify our funding sources. As of December 31, 2018, the outstanding principal balance of public and private asset-backed securities is immaterial.

Protection of investors and funding partners

Juzi Licai. We started a quality assurance program in July 2017, which discontinued in April 2018. During the operation of this quality assurance program, with respect to loans funded by individual investors on Juzi Licai, a portion of each repayment by the users equal to a certain percentage of the outstanding principal balance of the loan is transferred to a custody account managed by China Guangfa Bank, which we refer to as our quality assurance funds. Such portion of the quality assurance funds is held in the custody account until the corresponding investment on Juzi Licai is repaid to the relevant individual investors. Our quality assurance funds provide make-up payments to an investor when a user fails to satisfy his interest or principal repayment obligations, up to the available balance of the quality assurance funds. Our quality assurance program only applies to loans funded by individual investors on Juzi Licai between July 7, 2017 and April 24, 2018.

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

Starting from April 2018, we discontinued the operation of the quality assurance program, and replaced it with a risk safeguard scheme managed by a guarantee company.

We set aside a portion of each repayment equal to certain percentage of the outstanding principal balance of the loan and transfer such amount to a custody account managed by an independent guarantee company, which we refer to as risk safeguard funds. Then such independent guarantee company shall provide make-up payments to an investor using the risk safeguard funds when a user fails to satisfy his interest or principal repayment obligations. Under these agreements between users and investors relating to the risk safeguard scheme, the amount of make-up payments is up to the available balance of the risk safeguard funds.

We determine the percentage of the outstanding principal balance to be transferred to the custody account based on, among other factors, historical loan performance, in particular, the percentage of loans that are more than seven days delinquent, and the expected repayments (including prepayments) by users. We also consider market conditions, our product lines, profitability, cash position and the actual and expected payouts of the risk safeguard funds. The risk safeguard scheme only applies to loans newly funded by individual investors on Juzi Licai on or after April 24, 2018.

Funding partners in direct lending programs. With respect to certain institutional funding partners on our direct lending programs, we are obligated to provide advances to the funding partners to compensate them for delinquent principal and interest repayments of loans in the event of a user default. We may also provide full interest repayment according to the terms of the loan, in the event that a user makes an early repayment of the loan.

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

In light of the Circular 141, which requires financial institutions not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge any interest or fees to borrowers, we have made an adjustment to our cooperation model with institutional funding partners. We have made the cooperation with institutional funding partners through Shenzhen Lexin Financing Guarantee Co., Ltd., a subsidiary of Shenzhen Fenqile, which is qualified to provide financing guarantee for the users on our platform and to charge fees for the relevant guarantee services. For personal installment loans funded by banking financial institutions and network microcredit companies, Shenzhen Fenqile has discontinued to charge any fees to users. Instead, Shenzhen Lexin Financing Guarantee Co., Ltd. have charged users fees for the guarantee services it provides to users in favor of our institutional funding partners. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to borrowers. However, we cannot assure you that our solutions, including the ways the fees are charged, will be viable, nor can we assure you that we would not be required to make further change to our business in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Risks Related to Our Business and Industry— If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

Our Loan Application and Approval Process

Step 1: User credit application

The first step to fully utilize our installment loan products and other products and service on our platform is to be approved for a Le Card credit line. Prospective users registered with Fenqile can initiate the Le Card application anywhere and anytime, accessible from our e-commerce channel at the point-of-sale or directly from our Le Card channel. Potential users may generally complete the Le Card application process within a few minutes by providing the required personal information.

Step 2: User identification and anti-fraud detection

We identify our users and detect fraudulent users or behavior with three methods:

•                  First, we work with our external data sources and utilize existing databases to authenticate the identities of our prospective users during the application process through facial recognition, bank issued debit and credit card registration information and real name mobile registration information. We also use the Ministry of Public Security’s identity verification system in authenticating prospective users.

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

•                  Third, if available information is insufficient for our system to exclude the possibility of fraud at a preset confidence level, then the relevant credit applications will be forwarded to our antifraud team for manual examination, which involves members of our anti-fraud team speaking with applicants to inquire into any discrepancies in the application and to verify application materials. Our operational team also facilitates our risk management efforts by verifying users’ educational and personal background information by visiting selected users onsite.

Step 3: Credit risk assessment

Following user identification and anti-fraud detection, we match the application with data from both internal and external sources, including information submitted by prospective users, collected from third-party data partners (including commercial data providers as well as governmental data providers), and collected from the internet using our proprietary data collection technologies with the authorization of our prospective users.

Our information collected for the evaluation of the creditworthiness of a user may include:

•                  basic personal background information, including age, gender and educational background, social network information;

•                  additional personal background information relating to occupation, employment history and income range;

•                  information on user behavior, including the user’s online shopping history, GPS data and information available on social media;

•                  information relating to credit card balances and the balance of outstanding borrowings of the same individual from other online consumer finance platforms;

•                  the user’s credit history, if available, maintained by China Union Pay and the Credit Reference Center of the PBOC; and

•                  for repeat users, the historical loan performance accumulated on our platform.

We perform a screening of our prospective users’ creditworthiness and decline applications by those who appear on any of the credit blacklists maintained by us or our partners, and those who have reached their credit limits with us. We have maintained a blacklist system including high-risk incidents such as bad faith defaults, significant delinquencies, and fraudulent applications or agents, which cover both credit and fraud risks. Our anti-fraud, collection and credit assessment personnel can add users to our blacklist system after review of a particular incident. We closely monitor the additions to our blacklist system. A removal from our blacklist will be subject to manual approval by supervisors of the relevant function, while to date we have not removed any individual from our blacklist. In 2016, 2017 and 2018, approximately 64.1%, 85.3% and 88.7% of all credit applications were declined, respectively.

We then initiate a credit review using our proprietary credit assessment engine Hawkeye to generate a credit risk level for a prospective user, which informs our decision on whether to extend a credit. For discussion of our Hawkeye engine, see “—Risk Management—Our proprietary credit assessment process” and “—Technology—Our risk analytics capabilities—Artificial intelligence and Hawkeye engine.” We will assign a credit line to each user approved by our credit assessment system. After obtaining a credit line, a user may apply for installment purchase loans or personal installment loans from us. Approximately 98% of all loan applications are handled and approved automatically. The remaining applications, which require additional information or verification, are forwarded to our credit assessment team for manual review. The manual review is generally completed within 48 hours. Following this review, our credit assessment team will either approve or decline the application.

Step 4: Our loan funding and issuance mechanism

Once we approve a loan application from a user, our system will then automatically generate a form of service agreement between the user and us. Our users authorize us to facilitate borrowing from third parties and our partners. See “— Our Investors and Funding Partners.” Our proprietary Wormhole system connects our users and funding partners’ systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters. We also continuously monitor user behavior for fraud and other anomalies, and may decline loan applications and halt a transaction at any time.

Step 5: Loan servicing and repayment

Upon the origination of our loan products, we establish a repayment schedule with repayment occurring on a set business day each month and update the loan performance status in real time once a payment has been made or is overdue. In most situations, we charge service fees to users by deducting the relevant fees from the user’s monthly repayment. Starting from 2018, in certain situations, we also collect fees directly from funding partners without deducting fees from the user’s monthly repayment. Users are able to monitor the status of loan repayment on our platform on PC and mobile apps. Users can make loan repayments via third-party payment platforms (including WeChat Pay, YeePay and 99Bill), and either authorize us to settle with the relevant sources of funding or settle repayments through a clearing bank. We have adopted a set of collection policies and practices that focus on enhancing user experience and cultivating healthy habits of credit use and repayment among our users.

We determine the priorities of our collection efforts based on the level of delinquency, which dictates the level of collection steps taken. The majority of our collection activities are done in automated processes through digital means such as payment reminder notifications on our mobile application, reminder text messages, voice messages and e-mails. We have an effective in-house collection team consisting of 156 members as of December 31, 2018. If a loan remains overdue after a certain time period, we then outsource loan collection to third-party contractors to optimize collection efficiency. We very carefully select our third-party contractors, setting forth certain guidelines and limitations on their collection actions, and enforce those guidelines and limitations.

Risk Management

We take an advanced and customized risk management approach driven by our Hawkeye credit assessment engine and strong risk management culture.

Our proprietary credit assessment process

For a new user, our credit assessment primarily utilizes grouping on the basis of the new user’s education background, location and other available information, as well as our insights into similarly situated users. Our newly acquired users share similar risk profiles and certain key group or risk characteristics, which adequately account for a majority of their credit risks. As we gain more experience with the user, our credit assessment gradually shifts emphasis to the individual’s credit history with us, employment and income information, and other data that we have accumulated.

We develop our credit assessment model based on the historical delinquency performance of our users as well as information submitted in the users’ credit applications. Our credit assessment model is designed to predict the likelihood that a user will be delinquent in the future. Based on our prediction of the user’s likelihood of future delinquency and the user profile, we assign one of the seven credit risk levels to each user, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing users who are approved for trial purposes only and will be separately tracked accordingly.

The key factors we consider in determining the credit risk level of each user include:

•                  Geographic location, for example, whether the user is located in a first-tier, second-tier or third-tier city, and the level of economic development of the relevant city;

•                 Education background, i.e., the user’s academic degree and past or current education institutions;

•                  Level of income;

•                  Outstanding loans from other external sources, such as credit card issuers and other consumer finance platforms; and

•                  External credit references.

The table below sets forth the amount of our loan originations to users of each credit risk level in 2016, 2017 and 2018, respectively.

	Year Ended December 31,
	2016		2017		2018
Credit risk level	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
A	7,831	35.3	15,943	33.4	17,965	2,613	27.2
B	3,827	17.2	10,524	22.1	17,082	2,484	25.8
C	6,927	31.2	10,222	21.4	13,719	1,995	20.8
D	2,360	10.6	7,186	15.1	11,568	1,682	17.5
E	650	2.9	3,054	6.4	2,384	347	3.6
F	235	1.1	501	1.1	2,639	384	4.0
N and others	367	1.7	274	0.5	730	106	1.1
Total	22,197	100.0	47,704	100.0	66,087	9,611	100.0

Technology

The success of our business depends on our strong technological capabilities that support us in delivering a seamless user experience, making accurate credit assessment, protecting information on our platform, increasing operational efficiency and enabling innovations. We have our own proprietary end-to-end loan origination, decisioning, loan management and servicing platform, which is designed to optimize user experience. Our platform was fully developed internally, with our own proprietary architecture. Our technology platform allows us to quickly modify products, add functionality, and provide data analytics to meet evolving market conditions. Our technology platform includes proprietary architecture that facilitates high availability, scalability, and flexibility for modifying product features. It supports both open-end lines of credit as well as closed-end installment loans and is easily configurable for new pricing and term structures, whether in response to evolving user demands or competitive opportunities.

Our risk analytics capabilities

Data aggregation. We believe that successfully providing loan products to our target user cohort that lacks historical credit information requires access to a much wider variety of data including not only traditional credit attributes and application information, but also website behavior, internal information, bank account information, social media information, GPS data, email and phone number information, among others. We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database covering a wide range of information pertinent to a user’s creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We cooperate with a number of organizations, such as government agencies, who grant us the access to their respective data. Our strong data-mining capabilities also enable us to collect a large amount of data concerning prospective users. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing massive data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing users.

Artificial intelligence and Hawkeye engine. Upon data aggregation, our system converts the originally unstructured data into structured data using machine learning and artificial intelligence techniques. We apply artificial intelligence in assessing credit risks, detecting potential frauds, optimizing marketing resource allocation and increasing collection efficiency. We have made substantial investments in our Hawkeye risk analytics infrastructure and in the development of the latest generation of our risk management strategies. Our Hawkeye is a highly automated and dynamic credit assessment engine. We developed more than 2,000 decisioning rules utilizing 8,000 potential data variables and accumulated a massive amount of proprietary data from over 10.5 million users and 53 million credit applications since inception. Our team of data scientists uses Hawkeye to build and test scores and strategies across the entire loan transaction process described above under “—Our Loan Application and Approval Process.” Our Hawkeye engine supports a variety of analytical techniques and model outputs from traditional regression models to artificial intelligence.

Our Hawkeye engine also utilizes a Restricted Boltzmann Machine (RBM) algorithm to run an artificial neural network to detect any anomaly indicative of fraudulent behaviors on our platform. Our deep learning algorithms, through supervised learning processes and leveraging our massive data, enable us to identify any red flags for fraud based on a user’s credit application information, social connections and contacts.

Funding-related technologies

Wormhole system. Our proprietary Wormhole system connects our users and funding partners’ systems in real time, and allocates funding needs to various funding sources with different risk-and-return parameters, including individual investors on Juzi Licai and funding partners through our direct lending programs. We are capable of allocating and sending qualified user loans and proposed credit limits to funding partners for final approval, with both typically completed in an automated process using sophisticated algorithms.

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

Our operational infrastructure

Data security and multi-dimensional monitoring. We are committed to maintaining a secure online platform, as data protection and privacy are key concerns of our target user cohort. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and simultaneously take automatic counter measures, such as activating third-party traffic control services, to prevent any harm to our platform. We block over 400 million visit requests that we deemed harmful or malicious and we have maintained an IP blacklist of over 1.5 million IPs. Our platform has been rated as ICP Internet Safety 3.2. For any transmission of sensitive user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

Cloud-based service and computing capabilities. We depend on cloud-based services for computing power for our user-facing systems and services. Our business is growing at a tremendous pace and thus need to scale up services to fit our needs and customize applications. Our cloud-based services enable us to maintain flexibility in managing our IT resources with improved manageability and less maintenance. Thus we can more rapidly adjust resources to meet any fluctuating or unpredictable business demand.

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

Competition

The online consumer finance market is an emerging industry in China. It provides a new means for consumers to obtain financing and for investors and funding partners to seek new investment and lending opportunities. As a leading online consumer finance platform in China, we face competition from other online platforms, major internet players, traditional financial institutions as well as other installment loan service providers. Our competitors include, among others, Ant Financial Services Group, JD Finance and WeBank. Some of our larger competitors have substantially broader product or service offerings and significant financial resources to support heavy spending on sales and marketing and to provide lower APRs to users. We believe that our ability to compete effectively for users, investors and funding partners depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the risk-adjusted return offered to investors and funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 15 patents in China, and have applied for 204 additional patents with the PRC State Intellectual Property Office and 3 international patents through the procedures under the Patent Cooperation Treaty. We have registered 91 software copyrights with the PRC National Copyright Administration. We have 113 registered domain names, including lexin.com, lexinfintech.com, fenqile.com and juzilicai.com. As of the date of this annual report, we had 264 registered trademarks, including our “Fenqile”, “” and “” trademarks.

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

•                  China Banking and Insurance Regulatory Commission, or the CBIRC (which was integrated by China Banking Regulatory Commission, or the CBRC, and other governmental departments in April 2018), regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

In March 2019, the NPC passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. The PRC Foreign Investment Law, when taking effect, will replace the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. For more details, see “Item 3. Key Information — Risks Related to our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In particular, the PRC Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The national negative list system was first introduced in 2016. In September 2016, the Standing Committee of the NPC published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective in October 2016, changes the “filing or approval” procedure for foreign investments in China. Foreign investments in those business sectors that are not subject to special access management measures, or the Negative List, will only be subject to filing instead of approval requirement.

In June 2017, the MOC and the NDRC promulgated the Guidance Catalog of Industries for Foreign Investment, or the Catalog (2017 Revision), which became effective in July 2017. Industries listed in the Catalog (2017 Revision) are divided into two parts: encouraged category and the Negative List, and the Negative list are further divided into the restricted category and prohibited category. Industries not listed in the Catalog (2017 Revision) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For examples, some restricted industries are limited to Sino-foreign equity/cooperative joint ventures, and some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries not listed in the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. In June 2018, the MOC and the NDRC promulgated the Negative List (2018 version), which became effective in July 2018. The Negative List (2018 version) expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

Industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment pursuant to the Negative List (2018 version). We provide the value-added telecommunication services that are restricted to foreign investment through our consolidated variable interest entities.

Foreign Investment in Value-Added Telecommunication Services

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. The Negative List (2018 version) and Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (for-profit e-commerce business) promulgated by the MIIT, in June 2015, or Circular 196, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

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

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained a certain value-added or telecommunications service licenses for the operations of internet content service from the Guangdong Administration of Telecommunications in April 2017, which will remain valid until May 2019 and certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022. Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in January 2019, which will remain valid until January 2024. Further, the application of certain value-added telecommunications service license for online data processing and transaction processing submitted by Shenzhen Fenqile was received by Guangdong Administration of Telecommunications in April 2019. Our online investment platform, Juzi Licai, operated by Qianhai Juzi, would be required to obtain a certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. Furthermore, it is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

Online Culture Operating Permit

The Provisional Measures on Administration of Internet Culture issued by the Ministry of Culture (which was integrated into the Ministry of Culture and Tourism with other governmental departments in March 2018) in February 2011 and amended in December 2017, and other related rules require an entity to obtain an Online Culture Operating Permit from the applicable provincial level cultural administrative authority before engaging in activities related to “online cultural products,” which is defined as cultural products produced, disseminated and circulated via the internet. Pursuant to Interim Measures for the Administration of Online Games promulgated by the Ministry of Culture in June 2010 and amended in December 2017, an entity is required to obtain an Online Culture Operating Permit to engage in transaction service of virtual currencies used for online games. We provide platform services for trading virtual currencies used for online games on Fenqile. We have obtained an Online Culture Operating Permit from the Guangdong Municipal Bureau of Culture in March 2017 which will remain valid until March 2020.

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

In addition, according to the Contract Law, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. The Opinions for Financial Judgment Work issued by the Supreme People’s Court in August 2017 further specify that the relationship between online lending intermediary and each party of online lending loan agreement shall be defined as an intermediary contractual relationship, and the intermediary service fees charged by an online lending intermediary to circumvent the legal limit of interest of private lending shall be invalid. Our services offered on Juzi Licai constitute intermediary service, and the agreements by and between Qianhai Juzi, users and/or individual investors on Juzi Licai are intermediation contracts under the Contract Law.

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

In January 2019, the Supreme People’s Court, Supreme People’s Procuratorate and Ministry of Public Security issued the Opinions on Handling Criminal Cases of Illegal Fund-raising, which further clarified, among other things, that the PRC financial administration laws and regulations shall be considered as the basis for determining the illegality of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as intermediaries for users and retail investors. In addition, we do not directly receive any funds from retail investors in our own accounts, as funds loaned through our platform are deposited into and settled by a third-party custody account managed by China Guangfa Bank.

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

Regulations Relating to Online Lending Information Intermediary Service Agency

In July 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines call for active government support of China’s internet finance industry, including the online peer-to-peer lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBRC will have primary regulatory responsibility for the online peer-to-peer lending service industry in China and state that online peer-to-peer lending service providers shall act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fundraising. The Guidelines provide additional requirements for China’s internet finance industry, including the use of custody accounts with qualified banks to hold user funds as well as information disclosure requirements.

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

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on users and unsecured etc. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model.

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

•                  Requirements to qualify for record-filing. The Circular 57 sets forth certain requirements which an online lending information intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending information intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the CBRC Circular 26 and the Circular 141; and (iii) the online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to hold user funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

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

From August 2018 to the date of this annual report, the Online Lending Rectification Office, the Internet Finance Rectification Office and/or other competent authorities implemented certain rules, including but without limitation (i) the Notice Regarding Conducting Compliance Inspections on Online Lending Information Intermediary issued by the Online Lending Rectification Office in August 2018, or the Circular 63, (ii) the Notice Regarding the Establishment of Online Lending Information Intermediaries Data Reporting System issued by the Online Lending Rectification Office in November 2018, or the Circular 73, (iii) the Notice on Proper Disposal of Online Lending Information Intermediaries in a Classified Manner and Risk Control jointly issued by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2018, or the Circular 175, and (iv) the Notice on Further Implementation of Online Lending Intermediaries Compliance Inspection and Follow-up Work issued by the Online Lending Rectification Office in January 2019, or the Circular 1. Those rules further set forth several matters in connection with the rectification of the online lending information intermediaries, including, among other things:

•                  Compliance Inspection. Circular 63 requires that each online lending information intermediary shall start three types of inspection in accordance with the Issues List for Compliance Inspection on Online Lending Information Intermediaries attached thereto, or the Compliance Inspection Issues List, including (i) the self-inspection conducted by the online lending information intermediary itself, (ii) the self-discipline inspection conducted by local internet finance associations or other local organizations, and (iii) the administrative inspection conducted by the local online lending rectification offices. All of these compliance inspections shall be completed before the end of 2018. However, the Circular 1 issued in January 2019 specified that by the end of 2018, all self-inspection has been completed, but the administrative inspection could be completed in only a few jurisdictions. Thus the administrative inspection shall be conducted in the first quarter of 2019. As of the date of this annual report, all three types of inspection of us have been completed; however, we have not been informed about the result of the administrative inspection conducted by SFO.

•                  Disposal in a Classified Manner. Circular 175 emphasizes again that the online lending information intermediaries shall be disposed of in a classified manner, based on current results of identification in accordance with Circular 63 and other applicable circulars. Circular 175 further provides that an online lending information intermediary shall be classified into two general categories: (i) Intermediary with Incurred Risk, which means any online lending information intermediary having been exposed to high risks such as delinquency and not able to run its business in a consistent manner; and (ii) Intermediary without Incurred Risk, which means any online lending information intermediary having not been exposed to any high risk. The Intermediary without Incurred Risk shall be further divided into certain categories, including but not limited to a zombie intermediary, an online lending intermediary with high risk, and a normally running online lending intermediary, among which only the normally running online lending intermediaries could be subject to further compliance inspection. As of the date of this annual report, we have not been informed by any regulatory authorities that we would be classified as an Intermediary with Incurred Risk, a zombie intermediary, or an online lending intermediary with high risk.

•                  Access to Data Reporting System. Circular 73 and Circular 175 require that all online lending information intermediaries shall be accessed to the Specific Rectification of Online Lending Information Intermediaries Data Reporting System, and any online lending information intermediary not listed in such system shall be transferred to designated local authorities dealing with illegal fund-raising for further disposition. As of the date of this annual report, we have successfully registered for such data reporting system.

•                  Reduction of Business Volume. According to the Circular 1, (x) with respect to administrative regions, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, (y) with respect to an online lending intermediary, the number of investors, business volume and number of lenders thereon shall be reduced. The Note on Further Regulating Relevant Performance During the Special Rectification of Online Lending Intermediaries Industry issued by Shenzhen Internet Finance Association in December 2018, also requires the online lending intermediaries with registered address or place of actual business within the administrative region of Shenzhen, among other things: (i) not to increase the outstanding balance of loan; (ii) not to increase the number of lenders and reduce the number of lenders in an orderly manner; and (iii) not to establish new branches and reduce the number of offline stores.

Notwithstanding the forgoing, the local financial regulatory authority in Shenzhen are still in the process of drafting detailed implementation rules regarding the record-filing procedures, and to our knowledge, none of the online information intermediaries, including us, have been permitted to submit such application for record-filing in Shenzhen, and we cannot assure you that once submitted, our application will be accepted by the relevant government authorities.

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

In February 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define depositories as commercial banks that provide online lending fund custodian services, and stipulate that the depositories shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

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

We have entered into an online lending fund custodian agreement with China Guangfa Bank, pursuant to which China Guangfa Bank shall set up separate custodian accounts for funds of lenders and users on Juzi Licai, and shall perform fund custody, payment and settlement services on Juzi Licai.

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

In addition, the Rectification of Campus Online Lending Notice requires that the person engaging in campus online lending shall establish the three mechanisms, namely borrower qualification examination, risk monitoring and user information protection, as follows: (i) to establish borrower qualification examination and classification system to ensure that the borrowers have the repayment capacity for the loan pursuant to the relevant agreement; (ii) to establish risk monitoring system to further strengthen information disclosure and to provide risk warnings to borrowers, and to ensure that the lending procedures and the key elements of the loan are open and transparent; and (iii) to establish the user information protection mechanism, by implementing the Order for the Protection of Telecommunication and Internet User Personal Information and other relevant criteria and by conducting the information system gradation registration and testing, to strength user information protection and ensure the legality and information security during the collection, settlement and use of lenders’ and borrowers’ information.

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

In November 2017, the Internet Finance Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Network Microcredit Companies, which became effective immediately and provides that the relevant regulatory authorities of microcredit companies at all levels shall suspend the approval of the establishment of network microcredit companies and the approval of any microcredit business conducted across provincial lines.

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

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license expired in August 2018. We have submitted an application to renew such license and to increase the registered capital of Ji’an Microcredit from RMB300 million (US$43.6 million) to RMB500 million (US$72.7 million). On April 29, 2019, we received the approval of our application from the relevant local authority and are in the process of completing the renewal procedure. If we cannot complete the renewal procedure as we expected, our operation of network microcredit companies would be materially and adversely affected.

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

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. The Financing Guarantee Regulations define “financing guarantee” as a guarantee provided for the debt financing (including but not limited to the extension of loans or issuance of bonds), and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

In April 2018, seven PRC regulatory agencies including the CBIRC, the National Development and Reform Committee and the MIIT, jointly issued four supporting documents, or the CBIRC Circular 1, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing Guarantee Companies, to set forth implementation measures of the Financing Guarantee Regulations. These measures cover various aspects of business operations of financing guarantee companies, including certain limits on outstanding guarantee liabilities and liability-to-asset ratio, and the requirements on cooperation model with the banking financial institutions. Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we intend to provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our funding partners on our direct lending programs, has obtained the license to conduct financing guarantee business in September 2017. The license was updated in September 2018 to reflect the increase of its registered capital to RMB1.0 billion and will remain valid until September 2022.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require the internet finance industry, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including establishing a user identification program, monitoring and reporting of suspicious transactions, preserving user information and transaction records, and providing assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementation rules to further specify the anti-money laundering obligations of the internet finance industry.

In October 2018, the PBOC and the CSRC jointly released the Administrative Measures for Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (for Trial Implementation), or the Anti-Money Laundering Measures for Internet Financial Institutions, which became effective in January 2019. The Anti-Money Laundering Measures for Internet Financial Institutions provides that the institutions engaging in internet finance business, including online payment, online lending, online lending information intermediary business etc., shall be subject to the obligation of anti-money laundering and anti-terrorism financing, and further refined and detailed requirements of verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, and other anti-money laundering obligations. The Interim Measures also stipulated the anti-money laundering obligations of an online lending intermediary therein.

In addition, the Custodian Guidelines require that the anti-money laundering obligation shall be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with the depositary to fulfill anti-money laundering obligations.

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

In November 2016, the Standing Committee of the NPC released the Internet Security Law, which became effective in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

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

Regulations Relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the SAIC adopted the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant’s business licenses or a link to such business license. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products. Moreover, consumers are generally entitled to return the products sold by an online trading operator within seven days upon the receipt thereof and are not required to provide reasons for such return. In addition, the Online Transactions Measures specifies that online distributors or related service operators, as well as marketplace platform providers, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including but not limited to carrying out any fictitious transactions and deleting any unfavorable comments.

In November, 2017, the Standing Committee of the NPC released a newly amended Anti-unfair Competition Law of the PRC, or the Anti-unfair Competition Law, which was implemented on January 1, 2018. Such newly amended Anti-unfair Competition Law further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB200,000 to RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

In August 2018, the Standing Committee of the NPC promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. Moreover, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses; failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

The E-Commerce Law also sets forth certain requirements and/or obligations particularly applicable to the e-commerce platform operators, including, among other things:

•                  Requirements relating to credit evaluation. The e-commerce platform operators are required to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided within the platform.

•                  Requirements relating to transaction rules. The e-commerce platform operators shall develop and continuously publish or make publicly available, prominently on its homepage, a link to its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to joining and leaving the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenience and complete access to reading and downloading such service agreement and transaction rules by merchants and consumers.

•                  Liability of the e-commerce platform operators. The e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe upon others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers’ legitimate rights, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

We are subject to these measures as a result of our online direct sales and online marketplace.

Regulations Relating to Product Quality and Consumer Rights Protection

Pursuant to the Product Quality Law of PRC promulgated by the Standing Committee of the NPC in February 1993, and as amended in July 2000, August 2009 and December 2018 respectively, or the Product Quality Law, a seller must establish and practice a check-for-acceptance system for replenishment of its stock, and examine the quality certificates and other marks and must also adopt measures to keep the products for sale in good quality. Violation of the Product Quality Law could result in various penalties, including the imposition of fines, suspension of business operations, revocation of business licenses or criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, the Online Transactions Measures and the E-Commerce Law, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The PRC Tort Liability Law, which was enacted by the Standing Committee of the NPC in December 2009 and became effective in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

We are subject to these laws and regulations as an online supplier of commodities and a provider of an online marketplace platform.

Regulations Relating to Internet Advertising

In April 2015, the Standing Committee of the NPC promulgated the PRC Advertising Law, which became effective in September 2015. Pursuant to the Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, were adopted by the SAIC and became effective in September, 2016. The Internet Advertising Measures regulate internet advertisement, which are defined as commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without users’ permission. The Internet Advertising Measures also impose several restrictions on the forms of advertisements and activities used in advertising.

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

Domain Name. Domain names are protected under the Measures for the Administration of the Internet Domain Names promulgated by the MIIT in August 2017 and becoming effective in November 2017 or the Domain Names Measures. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

We have registered 15 patents in China, and have applied for 204 additional patents with the PRC State Intellectual Property Office and we also have three international patents through the procedures under the Patent Cooperation Treaty. We have registered 91 software copyrights with the PRC National Copyright Administration. We have 113 registered domain names, including lexin.com, lexinfintech.com, fenqile.com and juzilicai.com. As of the date of this annual report, we had 264 registered trademarks, including our “Fenqile,”, “ “ and “  “ trademarks.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by NPC in December 2018, or the EIT Law, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

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

Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015 as amended in December 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October, 2017, SAT issued Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7 on December 1, 2017. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

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

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it should be a company as provided in the tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective in November 2015 and was amended in June 2018. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third-party country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. Accordingly, Installment (HK) Investment Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments promulgated by SAFE in November 2012 and amended in April 2015 substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, according to the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents promulgated by SAFE in May 2013 and amended in October 2018, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In March 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, which became effective in June 2015 and has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises. Circular 19 annulled the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, and the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas, and lifted some foreign exchange restrictions under Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using a Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, which became effective on the same day. Compared to Circular 19, Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F.

(1)         The shareholders of Shenzhen Xinjie include Jay Wenjie Xiao (95%) and Wenbin Li (5%). Jay Wenjie Xiao is our chief executive officer and chairman of our board of directors, and Wenbin Li is a non-executive PRC employee.

(2)         The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.6667%), Jay Wenjie Xiao (31.2973%) and Richard Qiangdong Liu (0.0321%), an angel investor, and Tibet Xianfeng Changqing Start-up Investment and Management Co., Ltd. (formerly known as Tibet Xianfeng Management Consultation Co., Ltd) (0.0039%), whose shares were transferred from Tibet Xianfeng Huaxing Changqing Investment Co., Ltd., another angel investor.

(3)         The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Richard Qiangdong Liu (0.13%).

(4)         The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our chief financing cooperation officer, and Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%).

(5)         The shareholders of Mengtian Technology include Jay Wenjie Xiao (45%), Hua Chen (17.5%), Xiaoting Zhou (17.5%), Kris Qian Qiao (7.5%), Jianwei Wei (7.5%) and Shan Xu (5%). Hua Chen, Xiaoting Zhou and Shan Xu are our non-executive PRC employees.

(6)         98.6% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Shenzhen Fenqile, while the remaining 1.4% is held by Mengtian Technology.

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through Beijing Shijitong and Shenzhen Lexin Software Technology Co., Ltd., with our variable interest entities, the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

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

The following is a summary of the currently effective contractual arrangements between our wholly owned PRC subsidiary, Beijing Shijitong, certain of our variable interest entities and their shareholders. The contractual arrangements between our wholly owned PRC subsidiary, Shenzhen Lexin Software Technology Co., Ltd., and our variable interest entity, Mengtian Technology, and its shareholders are of substantially the same terms and conditions.

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Business Cooperation Agreements. Beijing Shijitong entered into exclusive business cooperation agreements with each of our variable interest entities. Pursuant to these agreements, Beijing Shijitong or its designated party has the exclusive right to provide our variable interest entities with comprehensive business support, technical support and consulting services. Without Beijing Shijitong’s prior written consent, our variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. Our variable interest entities agree to pay service fees in an amount determined by Beijing Shijitong based on respective profit calculated as revenue minus cost agreed and recognized by Beijing Shijitong of our variable interest entities for the relevant period on a yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. Beijing Shijitong owns the intellectual property rights arising out of the services performed under these agreements. Unless Beijing Shijitong terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by Beijing Shijitong through a 30-day advance written notice, our variable interest entities have no right to unilaterally terminate these agreements.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

Power of Attorney. Through a series of power of attorney, each shareholder of our variable interest entities irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in- fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in our variable interest entities, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Equity Pledge Agreement. Beijing Shijitong has entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his, her or its respective equity interest in our variable interest entities to Beijing Shijitong to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement (applicable to the contractual arrangements with Qianhai Dingsheng, Shenzhen Xinjie or Shenzhen Fenqile), the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their respective obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has not been registered with local PRC authorities.

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

Loan Agreements. Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Xinjie, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Fenqile, the loan agreements between Beijing Shijitong and the shareholders of Beijing Lejiaxin, and the loan agreements between Shenzhen Lexin Software and the shareholders of Mengtian Technology, which were entered into in 2017, 2018 and 2019, Beijing Shijitong and Shenzhen Lexin Software made loans in an aggregate amount of RMB1,459 million to the shareholders of our certain variable interest entities solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the shareholders can only repay the loans by the transfer of all their equity interests in the applicable variable interest entities to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable). In the event that shareholders transfer their equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong and Shenzhen Lexin Software (as applicable) as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong and Shenzhen Lexin Software (as applicable)’s request. The term of both loans are ten years and will be extended automatically for another ten years on each expiration.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of our variable interest entities currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement will be deemed validly created only when they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the NPC passed the PRC Foreign Investment Law, which will become effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 15,000 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease an area of approximately 1,800 square meters in Shenzhen but at a separate location from our corporate headquarters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 17,400 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from 3 months to 6 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.                                    Operating Results

Overview

We are a leading online consumer finance platform for educated young adults in China. We strategically focus on serving the credit needs of educated young adults in China.

Our online consumer finance platform, Fenqile, offers users personal installment loans, installment purchase loans and other loan products. We match user loans with diversified funding sources, including individual investors on our Juzi Licai platform, institutional funding partners on our direct lending programs, investors of our asset-backed securities and others. We charge fees for our matching services.

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2018, we cumulatively originated RMB143 billion (US$20.7 billion) in loans. In 2016, 2017 and 2018, we originated RMB22.2 billion, RMB47.7 billion and RMB66.1 billion (US$9.6 billion) in loans, respectively, representing a CAGR of 73%. As of December 31, 2016, 2017 and 2018, our outstanding principal balance of loans was approximately RMB9.9 billion, RMB19.3 billion and RMB32.4 billion (US$4.7 billion), respectively. The weighted average tenor of loans originated on our platform in 2017 and 2018 was approximately 9.5 months and 14.2 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(except for number of users)
Outstanding principal balance (in millions)	9,899	19,272	32,397	4,712
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	7,712	12,012	6,808	990
Outstanding principal balance of off-balance sheet loans (in millions)	2,187	7,260	25,589	3,722
Outstanding principal balance by type of loan product:
Outstanding principal balance of installment purchase loans (in millions)	2,106	1,677	1,570	228
Outstanding principal balance of personal installment loans (in millions)	7,793	17,595	30,827	4,484
Originations (in millions)	22,197	47,704	66,087	9,612
Originations of installment purchase loans (in millions)	3,154	2,913	2,738	398
Originations of personal installment loans (in millions)	19,043	44,791	63,349	9,214
Average user loan balance	4,838	6,580	9,048	1,316
Number of active users who used our loan products (in thousands)	3,005	4,080	4,896	N/A
Number of new active users who used our loan products (in thousands)	1,923	2,159	2,257	N/A

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

Originations. Originations represent the total principal amount of the loans we originate during the period. Our users have the option to postpone or reschedule their monthly repayment. For originations, the principal amount postponed or rescheduled is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations.

Average user loan balance. Average user loan balance is calculated by dividing the outstanding principal balance by the number of users with outstanding loans at the period end.

Number of active users and new active users using our loan products. We define an active user as a user who uses our loan products at least once during the relevant period. A new active user during a period is an active user during the period who did not use our loan products prior to the beginning of this period.

On-and Off-Balance Sheet Treatment of Loans

We access an array of diversified funding sources to ensure that we have scalable and stable funding. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered as the primary obligor in the lending relationship.

We generate financing receivables from providing installment purchase loans and personal installment loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) individual investors on Juzi Licai; (2) institutional funding partners; and (3) the issuance of asset-backed securitized debts. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by individual investors through Juzi Licai before April 24, 2018 when we made a few adjustments to our business model on Juzi Licai, as well as by certain institutional funding partners, we have determined that we are the primary obligator in the lending relationship. We generate interest and financial services income from on-balance sheet loans, which is amortized over the terms of financing receivables using the effective interest method.

With respect to the loans funded by individual investors through Juzi Licai after our business model adjustments on April 24, 2018, and the loans funded by other certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate institutional funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a user makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. For individual investors on Juzi Licai, we set up a new investor protection program for individual investors on Juzi Licai called the risk safeguard scheme on April 24, 2018, replacing the quality assurance program. We concluded that we are the primary obligor in providing the guarantee services in relation to the risk safeguard scheme and records our obligations in accordance with ASC 460, Guarantees. The balance of risk safeguard fund is recorded as “restricted cash” on our consolidated balance sheets. We earn loan facilitation and servicing fees from our platform users and individual investors on Juzi Licai.

See “—Critical Accounting Policies—On- and off-balance sheet treatment of loans.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

China’s online consumer finance industry has historically been largely unregulated. Recently, PRC regulatory authorities, including the CBRC and the PBOC, have issued guidelines and policy directives relating to the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We modified our operations recently to comply with relevant PRC laws and regulations. For example, in response to certain requirements under the Circular 141, we have made an adjustment to our cooperation model with institutional funding partners by cooperating with these institutional funding partners through Shenzhen Lexin Financing Guarantee Co. Ltd., a subsidiary of Shenzhen Fenqile, which is qualified to provide financing guarantees for the users on our platform and to charge fees for the relevant guarantee services. In the future, we may be required to make further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes may have a material impact on our future financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures are deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”

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

Economic and market conditions

While we believe we will continue to offer attractive value propositions to users and funding sources in all economic environments, changes in the overall economy may impact our business in several ways, including demand for our products, credit performance and funding costs.

The demand from our users and funding sources for our loan products is dependent upon interest rates offered and the return earned relative to other comparable or substitute products. For example, a significant interest rate increase could cause potential users to defer seeking loans as they wait for rates to settle. Additionally, if weakness in the economy occurs and actual or expected default rates increase, investors and institutional funding partners may delay or reduce their funding of loans on our platform. Furthermore, although we have access to diversified funding sources, in the event of an insufficient amount of liquidity in the financial markets, it may be difficult for us to obtain sufficient funding from our institutional funding partners at a reasonable cost.

In a strong economic climate, demand for our products and services may increase as consumer spending increases. In addition, additional potential users may qualify for a higher credit limit based on our credit assessment. Traditional lenders may also approve loans for a higher percentage of our potential users. Young adult professionals may receive higher and more stable salaries or other income, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur.

Sudden changes in economic conditions may affect our actual loan losses. These effects may be partly mitigated by the fact each loan borrowed by our users is relatively small, which should be less affected by adverse economic conditions than if the principal amount of each loan were larger.

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our operating revenue grew significantly in 2017 and 2018 primarily as a result of growth in loan originations on our platform. In 2017 and 2018, we originated RMB47.7 billion and RMB66.1 billion (US$9.6 billion) in loans, respectively. As of December 31, 2016, 2017 and 2018, we had approximately RMB9.9 billion, RMB19.3 billion and RMB32.4 billion (US$4.7 billion), respectively, in outstanding principal balance of loans. Growth in our loan originations and outstanding principal balance has been driven primarily by the addition of new users and increasing business from existing users. The number of our active users grew from approximately 3.0 million in 2016 to approximately 4.1 million in 2017, and further grew to approximately 4.9 million in 2018. We anticipate that our future growth will continue to depend in part on attracting new users.

In addition, we believe the repeat borrowing behavior of our existing users will be important to our future growth. Of all active users on our platform in 2016, 2017 and 2018, approximately 74%, 80% and 80%, respectively, were repeat users who had successfully borrowed on our platform at least once previously. We believe our significant number of repeat users is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our users will be an important factor in our continued revenue growth.

Ability to satisfy our users’ growing financial needs

Creating value by satisfying our users’ growing financial needs will be an important component of our future performance. We seek to grow with our users and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In late 2014, we began to offer personal installment loans in addition to installment purchase loans on our platform. The outstanding principal balance of personal installment loans grew significantly from RMB7.8 billion as of December 31, 2016 to RMB17.6 billion as of December 31, 2017, and further grew to RMB30.8 billion (US$4.5 billion) as of December 31, 2018. In addition, as our college student users build their credit history with us and enter the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

For illustration, below is a cohort analysis on the users we acquired in the three months ended March 31, 2015. This analysis compares certain metrics of this user cohort for each three-month period from January 1, 2016 through December 31, 2018. We selected this cohort because it contains sufficient periods to demonstrate contribution after initial acquisition, and we believe that the trends reflected by this cohort are representative of the value of our other users.

	As of or for the three months ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018
Active users(1)	58.7%	59.5%	57.9%	55.9%	52.3%	50.0%	49.5%	48.1%	46.5%	46.5%	44.1%	41.4%
Average available credit line per user (RMB)(2)	7,515	7,649	7,969	10,408	10,885	12,465	13,598	14,714	15,400	15,479	15,590	15,692
Average user loan balance (RMB)	3,595	4,268	5,977	7,278	7,897	8,354	8,996	9,738	10,523	11,366	11,666	13,116
30-day delinquency rate	1.6%	1.8%	1.5%	1.5%	1.6%	1.7%	1.3%	0.9%	1.0%	1.0%	1.1%	1.1%

(1)             Represents the percentage of active users in this cohort during each relevant period.

(2)             Includes both on- and off-balance sheet loans, depending on our relationship with the relevant funding source after the loan is originated to the user and matched with the funding source. See “—Critical Accounting Policies—On- and Off-Balance Sheet Treatment of Loans.”

Ability to control user acquisition cost

Our results of operations depend in part on our ability to control user acquisition cost. Our educated young adult users are often geographically concentrated and socially connected, which enables us to achieve effective user acquisition through user referrals. As a result, word-of-mouth referrals have been an effective driver of the continued growth of our user base. In addition, we also seek to attract and retain more educated young professionals by offering products and services that cater to their evolving consumption needs. Our e-commerce channel on Fenqile, for example, offers a wide variety of competitively priced products across categories that specifically meet the shopping needs of our targeted user cohort. Furthermore, our operational team provides ongoing user service by addressing our users’ questions in using our platform, which enhances user experience and user loyalty. We also use a diverse array of online marketing channels to attract users, including using social media such as WeChat and Weibo and press outlets to help drive brand awareness, using paid placement on major online search engines in China, partnering with leading websites such as Jumei that are able to reach quality users with credit needs, and working with online advertising channels such as app stores to promote our mobile applications.

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. As of December 31, 2018, Juzi Licai had over 141,000 individual investors who had outstanding investments, with an average asset under management of RMB94,599 (US$13,759). As of December 31, 2018, we had over 30 funding partners, including commercial banks, consumer finance companies, other licensed financial institutions and peer-to-peer lending platforms. Since 2016, we have also offered four public and private asset-backed securitization programs.

Effectiveness of risk management

Our ability to effectively segment users into appropriate risk profiles impacts our ability to attract and retain users, as well as our ability to offer investors and funding partners attractive risk-adjusted returns. We take an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. We intend to optimize our fraud detection capabilities, improve the accuracy of our credit assessment model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Loan Performance Data

Delinquency rates

We define delinquency rate as outstanding principal balance of loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off.

The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2016, 2017 and 2018:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2016	1.32%	0.55%	0.43%	0.84%
December 31, 2017	1.55%	0.56%	0.45%	1.14%
December 31, 2018	1.28%	0.69%	0.52%	1.41%

The following table provides our delinquency rates for installment purchase loans that were outstanding as of December 31, 2016, 2017 and 2018:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2016	0.79%	0.37%	0.34%	0.85%
December 31, 2017	0.79%	0.25%	0.18%	0.62%
December 31, 2018	0.51%	0.28%	0.21%	0.68%

The following table provides our delinquency rates for personal installment loans that were outstanding as of December 31, 2016, 2017 and 2018:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2016	1.46%	0.59%	0.45%	0.84%
December 31, 2017	1.63%	0.59%	0.47%	1.20%
December 31, 2018	1.32%	0.71%	0.53%	1.45%

Charge-off rates

During 2016, 2017 and 2018, the total amount of loans that were charged off after 180 days past due was 1.73%, 3.59% and 4.74%, respectively, of the average outstanding principal balance during the relevant period.

We define vintage charge-off rates as, with respect to loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2018 for each vintage of a three-month period from January 1, 2015 to June 30, 2018.

Key Components of Our Results of Operations

Operating revenue

We generate our operating revenue from sales of products and services on our e-commerce channel and the provision of financial services.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online direct sales	2,770,634	63.9	2,534,983	45.4	2,396,680	348,583	31.5
Services and others	5,060	0.1	31,950	0.6	203,914	29,658	2.7
Online direct sales and services income	2,775,694	64.0	2,566,933	46.0	2,600,594	378,241	34.2
Interest and financial services income	1,373,559	31.7	2,443,761	43.8	2,742,643	398,901	36.2
Loan facilitation and servicing fees	54,201	1.2	378,892	6.8	2,075,817	301,915	27.3
Other revenue	135,232	3.1	192,603	3.4	177,842	25,866	2.3
Financial services income	1,562,992	36.0	3,015,256	54.0	4,996,302	726,682	65.8
Total operating revenue	4,338,686	100.0	5,582,189	100.0	7,596,896	1,104,923	100.0

Online direct sales and services income. We generate revenue from our e-commerce channel from both online direct sales and services and others. Revenue from services and others primarily consists of premium membership fees earned from subscribed members and commissions earned from third-party sellers made on our online marketplace through our e-commerce channel.

Financial services income

•                  Interest and financial services income. We generate interest and financial services income earned on installment purchase loans from the online direct sales on Fenqile’s website and mobile apps and personal installment loans to borrowers, if these loans are determined to be on balance sheet loans.

•                  Loan facilitation and servicing fees. With respect to off-balance sheet loans, we earn loan facilitation and matching service fees, post-origination services fees and investment program management service fees from users. We charge service fees to users by deducting relevant fees from the monthly repayment to the institutional funding partners and individual investors on Juzi Licai. We provide intermediary services to both the users and the funding partners, including loan facilitation and matching, account maintenance, collection, and payment processing services and financial guarantee services. We also provide ongoing management services to the individual investors on Juzi Licai over the terms of respective investment programs.

•                  Other revenue. Other revenue includes fees collected for early repayment and late payment for on-balance sheet loans, which is calculated as a percentage of interest over the prepaid principal loan amount in the case of an early repayment or a percentage of past due amounts in the case of a late repayment.

Operating cost

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	2,894,025	77.4	2,634,142	61.8	2,440,613	354,972	53.2
Funding cost	491,695	13.2	792,170	18.6	898,028	130,613	19.6
Processing and servicing cost	114,323	3.1	223,916	5.2	324,005	47,125	7.1
Provision for credit losses of financing receivables	236,611	6.3	611,869	14.4	884,056	128,581	19.3
Provision for credit losses of contract assets and service fees receivable	—	—	—	—	38,254	5,564	0.8
Total operating cost	3,736,654	100.0	4,262,097	100.0	4,584,956	666,855	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2016, 2017 and 2018.

Funding cost. Our funding cost consists of interest expenses paid to individual investors on Juzi Licai and institutional funding partners to fund financing receivables, and certain fees and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consists primarily of vendor costs related to credit assessment, user and system support, payment processing services and collection services associated with originating, facilitating and servicing loans. With respect to on-balance sheet loans, we have determined that direct origination costs, including costs directly attributable to loan originations, such as vendor costs and personnel costs directly related to the time spent by those individuals performing loan origination activities, are insignificant and expensed as incurred and recorded in processing and servicing cost.

Provision for credit losses of financing receivables. We evaluate the creditworthiness and collectability of our on-balance sheet loan portfolio on a pooled basis. The provision for credit losses of financing receivables represents an estimate of the losses inherent in our on-balance sheet loan portfolio.

Provision for credit losses of contract assets and service fees receivable. We evaluate the collectability of our contract assets and service fees receivable related to loan facilitation and servicing fees. The provision for credit losses of contract assets and service fees receivable represents an estimate of the losses inherent in our off-balance sheet loan portfolio.

Operating expenses

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	376,313	63.7	405,505	48.0	589,983	85,809	49.6
Research and development expenses	127,317	21.5	235,292	27.9	320,165	46,566	26.9
General and administrative expenses	87,364	14.8	203,635	24.1	279,859	40,704	23.5
Total operating expenses	590,994	100.0	844,432	100.0	1,190,007	173,079	100.0

Sales and marketing. Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs consist primarily of costs of online advertising and offline promotional activities.

Research and development. Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing our technology platform and website, depreciation of server and other equipment, bandwidth and data center costs.

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

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, a High and New Technology Enterprise (“HNTE”) is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, which shall be subject to the record-filing with the tax authority at the time of final settlement each year and the examination by the relevant authorities in PRC. Our subsidiary of the VIEs Qianhai Juzi qualified as a HNTE and enjoyed a preferential income tax rate of 15% from 2017 to 2019, and will need to re-apply for the HNTE qualification in 2020. Our subsidiary of the variable interest entities Shenzhen Dingsheng Computer Technology Co., Ltd., and our subsidiary Shenzhen Lexin Software Technology Co., Ltd. qualified as Software Enterprises have been entitled to an income tax exemption for two years beginning with the first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, respectively.

Our online direct sales revenue from sales of electronic products, home appliance products and general merchandise products had been subject to a 17% value-added tax until May 1, 2018, when the rate was adjusted to 16%. The tax rate will be further adjusted to 13% starting from April 1, 2019. Our financial services income from services to our customers in the PRC is subject to a 6% value-added tax.

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

We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiary distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiaries, variable interest entities or their subsidiaries as of December 31, 2016, 2017 and 2018.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Operating revenue:
Online direct sales	2,770,634	63.9	2,534,983	45.4	2,396,680	348,583	31.5
Services and others	5,060	0.1	31,950	0.6	203,914	29,658	2.7
Online direct sales and services income	2,775,694	64.0	2,566,933	46.0	2,600,594	378,241	34.2
Interest and financial services income	1,373,559	31.7	2,443,761	43.8	2,742,643	398,901	36.2
Loan facilitation and servicing fees	54,201	1.2	378,892	6.8	2,075,817	301,915	27.3
Other revenue	135,232	3.1	192,603	3.4	177,842	25,866	2.3
Financial services income	1,562,992	36.0	3,015,256	54.0	4,996,302	726,682	65.8
Total operating revenue	4,338,686	100.0	5,582,189	100.0	7,596,896	1,104,923	100.0
Operating cost:
Cost of sales	(2,894,025)	(66.7)	(2,634,142)	(47.2)	(2,440,613)	(354,972)	(32.1)
Funding cost	(491,695)	(11.3)	(792,170)	(14.2)	(898,028)	(130,613)	(11.8)
Processing and servicing cost(1)	(114,323)	(2.6)	(223,916)	(4.0)	(324,005)	(47,125)	(4.3)
Provision for credit losses of financing receivables	(236,611)	(5.5)	(611,869)	(11.0)	(884,056)	(128,581)	(11.6)
Provision for credit losses of contract assets and service fees receivable	—	—	—	—	(38,254)	(5,564)	(0.6)
Total operating cost	(3,736,654)	(86.1)	(4,262,097)	(76.4)	(4,584,956)	(666,855)	(60.4)
Gross profit	602,032	13.9	1,320,092	23.6	3,011,940	438,068	39.6
Operating expenses:
Sales and marketing expenses(1)	(376,313)	(8.7)	(405,505)	(7.3)	(589,983)	(85,809)	(7.8)
Research and development expenses(1)	(127,317)	(2.9)	(235,292)	(4.2)	(320,165)	(46,566)	(4.2)
General and administrative expenses(1)	(87,364)	(2.0)	(203,635)	(3.6)	(279,859)	(40,704)	(3.7)
Total operating expenses	(590,994)	(13.6)	(844,432)	(15.1)	(1,190,007)	(173,079)	(15.7)
Gain on guarantee liabilities, net	—	—	—	—	108,316	15,754	1.4
Interest expense, net	(48,343)	(1.1)	(75,517)	(1.4)	(23,059)	(3,354)	(0.3)
Investment-related impairment	(5,635)	(0.1)	(932)	(0.0)	(15,215)	(2,213)	(0.2)
Investment income	—	—	—	—	18,753	2,728	0.3
Change in fair value of financial guarantee derivatives, net	(5,942)	(0.1)	47,355	0.8	197,027	28,656	2.6
Others, net	(10,799)	(0.2)	28,013	0.5	1,773	258	0.0
(Loss)/income before income tax expense	(59,681)	(1.2)	474,579	8.4	2,109,528	306,818	27.7
Income tax expense	(58,258)	(1.3)	(234,227)	(4.2)	(132,222)	(19,231)	(1.7)
Net (loss)/income	(117,939)	(2.5)	240,352	4.2	1,977,306	287,587	26.0
Pre-IPO Preferred Shares redemption value accretion	(62,299)	(1.4)	(82,117)	(1.5)	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	—	(132,241)	(2.4)	—	—	—
Deemed dividend to a preferred shareholder	(42,679)	(1.0)	—	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	(4.9)	25,994	0.3	1,977,306	287,587	26.0

(1)         Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Processing and servicing cost	1,067	0.0	5,916	0.1	8,111	1,180	0.1
Sales and marketing expenses	4,009	0.1	6,611	0.1	18,223	2,650	0.2
Research and development expenses	9,068	0.2	17,089	0.3	33,169	4,824	0.4
General and administrative expenses	9,855	0.2	46,120	0.8	63,133	9,183	0.8

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating revenue

Operating revenue increased by 36.1% from RMB5,582 million in 2017 to RMB7,597 million (US$1,105 million) in 2018. This increase was primarily due to the increase in financial services income, driven by continuing increases in the number of active users and the average total outstanding principal balance of total on-balance and off-balance sheet loans. In addition, as a result of the adoption of ASC 606, revenue from loan facilitation and servicing is generally recognized earlier in the life of a contract. For the year ended December 31, 2018, the impact of applying the new revenue standard resulted in an increase in revenue of approximately RMB826 million (US$120 million).

Online direct sales and services income. Online direct sales and services income increased by 1.3% from RMB2,567 million in 2017 to RMB2,601 million (US$378 million) in 2018, primarily as a result of the significant increase in revenues generated from services and others, which was partially offset by the decrease in revenues generated from online direct sales.

•                  Online direct sales. Online direct sales decreased by 5.5% from RMB2,535 million in 2017 to RMB2,397 million (US$349 million) in 2018. The slight decrease was due to the fact that we allocated more resources to grow our online marketplace in 2018.

•                  Services and others. Services and others increased significantly by 538% from RMB32.0 million in 2017 to RMB204 million (US$29.7 million) in 2018. The increase was primarily driven by the growth of sales amount made by third-party sellers on our online market through our e-commerce channel and the increase in the number of Lehei/Black Card members.

Financial services income. Financial services income increased by 65.7% from RMB3,015 million in 2017 to RMB4,996 million (US$727 million) in 2018, mainly attributable to the increase in the loan facilitation and servicing fees.

•                  Interest and financial services income. Interest and financial services income increased by 12.2% from RMB2,444 million in 2017 to RMB2,743 million (US$399 million) in 2018, while the outstanding principal balances of on-balance sheet loans decreased by 43.3% from RMB12.0 billion as of December 31, 2017 to RMB6.8 billion (US$990 million) as of December 31, 2018 due to the decrease of on-balance sheet loans originated on our platform in 2018 as well as the repayment of existing on-balance sheet loans during the year.

•                  Loan facilitation and servicing fees. Loan facilitation and servicing fees increased by 448% from RMB379 million in 2017 to RMB2,076 million (US$302 million) in 2018. Except for the impact of the adoption of new revenue standard as discussed above, this increase was primarily driven by the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as the business model adjustments made to Juzi Licai in the second quarter of 2018. Under the new business model, all new loans funded by individual investors on Juzi Licai have been accounted for as off-balance sheet loans commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans.

•                  Other revenue. Other revenue decreased by 7.7% from RMB193 million in 2017 to RMB178 million (US$25.9 million) in 2018, primarily as a result of the decrease in the outstanding principal balances of on-balance sheet loans in 2018 and the associated decrease in the fees collected for early repayment and late repayment of loans.

Operating cost

Operating cost increased by 7.6% from RMB4,262 million in 2017 to RMB4,585 million (US$667 million) in 2018, primarily as a result of the increases in processing and servicing cost and provision for credit losses of financing receivables.

Cost of sales. Cost of sales decreased by 7.3% from RMB2,634 million in 2017 to RMB2,441 million (US$355 million) in 2018. This decrease was consistent with the decrease of the online direct sales on our e-commerce channel.

Funding cost. Funding cost increased by 13.4% from RMB792 million in 2017 to RMB898 million (US$131 million) in 2018. The increase in funding cost was in line with the increase in our interest and financial services income.

Processing and servicing cost. Processing and servicing cost increased by 44.7% from RMB224 million in 2017 to RMB324 million (US$47.1 million) in 2018. The increase in processing and servicing cost was primarily attributable to an increase of RMB38.9 million (US$5.7 million) in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB27.8 million (US$4.0 million) in fees to third-party payment platforms, and an increase of RMB32.8 million (US$4.8 million) in risk management and collection expenses.

Provision for credit losses of financing receivables. Provision for credit losses of financing receivables increased by 44.5% from RMB612 million in 2017 to RMB884 million (US$129 million) in 2018. We will continue to improve our credit assessment and risk management capabilities to enhance our collection efforts while maintaining credit risks at a reasonable level.

Provision for credit losses of contract assets and service fees receivable. Provision for credit losses of contract assets and service fees receivable was RMB38.3 million (US$5.6 million) in 2018, mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business in 2018.

Gross profit

Our gross profit increased significantly by 128% from RMB1,320 million in 2017 to RMB3,012 million (US$438 million) in 2018. Our gross margin increased from 23.6% in 2017 to 39.6% in 2018. The significant increase in our gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees resulting from the enlarged proportion of the off-balance sheet loans, which have higher gross profit margins than interest and financial services income generated from on-balance sheet loans.

Operating expenses

Operating expenses increased by 40.9% from RMB844 million in 2017 to RMB1,190 million (US$173 million) in 2018 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 45.5% from RMB406 million in 2017 to RMB590 million (US$85.8 million) in 2018. This increase was primarily attributable to an increase of RMB101 million (US$14.7 million) in online promotional fees and advertising costs, an increase of RMB11.6 million (US$1.7 million) in share-based compensation expenses allocated to sales and marketing expenses, and an increase of RMB79.3 million (US$11.5 million) in salaries and personnel related costs.

Research and development. Research and development expenses increased by 36.1% from RMB235 million in 2017 to RMB320 million (US$46.6 million) in 2018. The increase was primarily attributable to an increase of RMB53.7 million (US$7.8 million) in payroll and related expenses, an increase of RMB16.1 million (US$2.3 million) in share-based compensation expenses allocated to research and development expenses, and an increase of RMB8.2 million (US$1.2 million) in depreciation expenses allocated to research and development expenses.

General and administrative. General and administrative expenses increased by 37.4% from RMB204 million in 2017 to RMB280 million (US$40.7 million) in 2018. The increase was primarily attributable to an RMB17.0 million (US$2.5 million) increase in share-based compensation expenses allocated to general and administrative expenses and an RMB35.0 million (US$5.1 million) increase in payroll expenses. In addition, we incurred an increase of RMB24.3 million (US$3.5 million) in professional service fees and rental expenses.

Gain on guarantee liabilities, net

Gain on guarantee liabilities, net was RMB108 million (US$15.8 million) in 2018, which mainly resulted from the releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Interest expense, net

Interest expense, net was RMB23.1 million (US$3.4 million) in 2018, compared to RMB75.5 million in 2017. Net interest expense in 2018 was mainly associated with interest expense incurred for bank borrowings, while net interest expense in 2017 was mainly associated with interest expense incurred for the convertible loans issued in May 2016 and converted into series C-1 and series C-2 preferred shares in October 2017.

Investment income

We recorded investment income of RMB18.8 million (US$2.7 million) for an equity investee in 2018 due to observable price changes in an orderly transaction for the identical investment of the same issuer, as a result of our adoption of Accounting Standards Update No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2018.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives amounted to net gain of RMB197 million (US$28.7 million) in 2018, compared to a gain of RMB47.4 million in 2017. The increase was primarily due to increasing realization of gains through our performance of the guarantee, as well as the impact of adjustment to the estimated expected default rate of the underlying loans.

Income tax expense

Income tax expense decreased by 43.5% from RMB234 million in 2017 to RMB132 million (US$19.2 million) in 2018. The decrease was due to the decrease of the annualized effective income tax rate, primarily resulting from the lower enacted income tax rate for certain major subsidiaries in 2018. In addition, our PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing results provided additional insights as to the pre-tax deduction of qualified provision for credit losses of financing receivables. Accordingly, current income tax liability of RMB78 million and valuation allowance of RMB115 million recognized as of December 31, 2017 in relation to our provision for credit losses of financing receivables were reversed in 2018.

Net income

As a result of the foregoing, our net income increased significantly by 723% from RMB240 million in 2017 to RMB2.0 billion (US$288 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating revenue

Operating revenue increased by 28.7% from RMB4,339 million in 2016 to RMB5,582 million in 2017. This increase was primarily due to a substantial increase in our financial services income.

Online direct sales and services income. Online direct sales and services income decreased by 7.5% from RMB2,776 million in 2016 to RMB2,567 million in 2017, primarily due to a decrease in online direct sales, partially offset by an increase in services and others.

•                  Online direct sales. Online direct sales were RMB2,535 million in 2017, compared to RMB2,771 million in 2016. The slight decrease was due to the fact that we allocated more resources to grow our online marketplace in 2017.

•                  Services and others. In March 2016, we began to have third-party merchants offer and sell their own products on our online marketplace through our e-commerce channel. Services and others increased from RMB5.1 million in 2016 to RMB32.0 million in 2017.

Financial services income. Financial services income increased significantly by 92.9% from RMB1,563 million in 2016 to RMB3,015 million in 2017, primarily due to the increase in the principal balance of loans.

•                  Interest and financial services income. Interest and financial services income increased by 77.9% from RMB1,374 million in 2016 to RMB2,444 million in 2017. This growth was primarily driven by an increase in the outstanding principal balance of on-balance sheet loans in 2017, which was in turn driven by increases in the number of active users and the average outstanding principal balance per user. The outstanding principal balance of on-balance sheet loans was RMB12.0 billion as of December 31, 2017, compared to RMB7.7 billion as of December 31, 2016.

•                  Loan facilitation and servicing fees. Loan facilitation and servicing fees increased from RMB54.2 million in 2016 to RMB379 million in 2017. This increase reflected the significant growth in off-balance sheet loans as a result of an expansion of our funding partnerships with financial institutions in 2017 as part of our continued efforts to diversify funding sources, as well as increases in the number of active users and the average outstanding principal balance per user. The outstanding principal balance of off-balance sheet loans was RMB7,260 million as of December 31, 2017, compared to RMB2,187 million as of December 31, 2016.

•                  Other revenue. Other revenue increased by 42.4% from RMB135 million in 2016 to RMB193 million in 2017, primarily as a result of the growth in the outstanding principal balances of loans between these periods and the associated increase in the fees collected for early repayment and late repayment of loans.

Operating cost

Operating cost increased by 14.1% from RMB3,737 million in 2016 to RMB4,262 million in 2017.

Cost of sales. Cost of sales decreased by 9.0% from RMB2,894 million in 2016 to RMB2,634 million in 2017.

Funding cost. Funding cost increased by 61.1% from RMB492 million in 2016 to RMB792 million in 2017. The increase in funding cost was primarily attributable to an increase in our funding debts to fund on-balance sheet loans originated on our platform.

Processing and servicing cost. Processing and servicing cost increased by 95.9% from RMB114 million in 2016 to RMB224 million in 2017. The increase in processing and servicing cost was primarily attributable to an increase of RMB32.0 million in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB31.5 million in fees to third-party payment platforms, an increase of RMB17.9 million in credit assessment cost, an increase of RMB14.3 million in risk management and collection expenses, an increase of RMB5.4 million in rental expense, and an increase of RMB4.8 million in share-based compensation expenses. These increases reflected the significant growth in the volume of credit applications and in loan servicing requirements.

Provision for credit losses of financing receivables. Provision for credit losses of financing receivables increased by 159% from RMB237 million in 2016 to RMB612 million in 2017. The increase was mainly attributable to the increase in the average outstanding principal balance of on-balance sheet loans during these periods. In addition, as we had continued to improve our credit assessment and risk management capabilities as well as enhanced our collection efforts, we gradually expanded our user base to improve our profit, while maintaining credit risks at a reasonable level.

Gross Profit

Our gross profit increased significantly by 119% from RMB602 million in 2016 to RMB1,320 million in 2017. Our gross margin increased from 13.9% in 2016 to 23.6% in 2017. Our gross margin is affected by the mix of our operating revenue between online direct sales and services income and financial services income. Our gross margin significantly increased in 2017, as a significantly greater percentage of our operating revenue was from financial services income in 2017, as compared to 2016. We do not rely on our e-commerce channel to generate gross profit, as the focus of our e-commerce channel is to attract and retain users and convert them to users of our loan products. Our write-downs to inventory have been properly recorded and were insignificant in 2016 and 2017.

Operating expenses

Operating expenses increased by 42.9% from RMB591 million in 2016 to RMB844 million in 2017 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 7.8% from RMB376 million in 2016 to RMB406 million in 2017. This increase was primarily attributable to an increase of RMB51.4 million in payroll and related expenses and an increase of RMB4.7 million of rental related expenses as a result of an increase in the number of sales and marketing personnel, offset by a decrease of RMB29.6 million in offline promotional activity fees and advertising cost.

Research and development. Research and development expenses increased by 84.8% from RMB127 million in 2016 to RMB235 million in 2017. The increase was primarily attributable to an increase of RMB77.0 million in payroll and related expenses, an increase of RMB13.6 million in rental and depreciation expense allocated to research and development expenses, an increase of RMB8.0 million in share-based compensation expenses and an increase of RMB7.3 million in technical service fee.

General and administrative. General and administrative expenses increased by 133% from RMB87.4 million in 2016 to RMB204 million in 2017. The increase was primarily attributable to an RMB53.2 million increase in payroll and related expenses, an increase of RMB36.3 million in share-based compensation expenses allocated to general and administrative expenses as a result of an increase in the headcount of general and administrative personnel and an increase in the salary and benefit level for the employees. In addition, we incurred an increase of RMB29.6 million in professional service fees, rental expenses and other general corporate-related expenses as a result of our business growth in 2017.

Interest expense, net

Interest expense, net was RMB75.5 million in 2017 and RMB48.3 million in 2016. The interest expense associated with the convertible loans issued in May 2016 amounted to RMB71.9 million in 2017 and was waived by the investors of the convertible loans upon the conversion of the convertible loans into our series C-1 preferred shares and series C-2 preferred shares that we issued on October 23, 2017 to such investors or their respective affiliates.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives was a gain of RMB47.4 million in 2017, as compared to a loss of RMB5.9 million in 2016. The change was due to our ceasing to provide future interest to our funding partners in the event of full prepayment by a user starting from January 2017 and releasing of liabilities through our performance of the financial guarantee by making payment on delinquent loans.

Others, net

Others, net was a gain of RMB28.0 million in 2017, as compared to a loss of RMB10.8 million in 2016. The change was due to the refund of value-added tax granted by relevant tax authorities in the form of reducing tax payable on our tax returns in 2017.

Income tax expense

Income tax expense increased by 302% from RMB58.3 million in 2016 to RMB234 million in 2017, mainly due to the increase in taxable income in 2017.

Net (loss)/income

As a result of the foregoing, we recorded a net income of RMB240 million in 2017, compared to a net loss of RMB118 million in 2016.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2017 and 2018. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,126,475	1,148,292	167,012
Restricted cash—current	561,922	1,266,536	184,210
Short-term financing receivables, net	9,857,209	5,140,634	747,674
Prepaid expenses and other current assets	945,258	923,827	134,365
Risk safeguard fund receivable, net—current	—	395,025	57,454
Contract assets and service fees receivable, net—current	—	946,293	137,633
Inventories, net	101,653	57,196	8,319
Restricted cash—non-current	46,889	82,306	11,971
Long-term financing receivables, net	1,785,045	1,283,036	186,610
Risk safeguard fund receivable, net—non-current	—	116,208	16,902
Contract assets and service fees receivable, net—non-current	—	291,784	42,438
Total assets	14,729,584	12,470,575	1,813,772
Liabilities:
Short-term funding debts	10,525,134	4,646,041	675,739
Risk safeguard fund payable	—	456,276	66,363
Accrued expenses and other current liabilities	1,611,029	2,145,689	312,077
Long-term funding debts	166,629	157,887	22,964
Total liabilities	13,028,058	8,363,783	1,216,463
Total shareholders’ equity	1,701,526	4,106,792	597,309

Cash and cash equivalents

Our cash and cash equivalents increased by 1.9% from RMB1,126 million as of December 31, 2017 to RMB1,148 million (US$167 million) as of December 31, 2018, primarily due to an increase in cash inflow from operating and investing activities.

Restricted cash

Restricted cash mainly represents (i) cash received from users but not yet repaid to funding parties or received from funding parties but not yet remitted to users, which is not available to fund our general liquidity needs; (ii) security deposits set aside for our partnering commercial banks or certain institutional funding partners in case of users’ defaults; and (iii) cash set aside under the quality assurance program or risk safeguard scheme through third-party custody bank accounts.

Our current restricted cash increased by 125% from RMB562 million as of December 31, 2017 to RMB1,267 million (US$184 million) as of December 31, 2018, and non-current restricted cash increased from RMB46.9 million as of December 31, 2017 to RMB82.3 million (US$12.0 million) as of December 31, 2018, primarily due to increase in investment funds received from the individual investors on Juzi Licai but not yet matched with and transferred to the users due to the settlement time lag.

Short-term financing receivables, net

The following table sets forth a breakdown of our short-term financing receivables, net, as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Short-term financing receivables:
Installment purchase loans	1,020,662	796,312	115,819
Personal installment loans	9,159,840	4,669,665	679,174
Net deferred origination fees	(9,829)	(1,011)	(147)
Total short-term financing receivables	10,170,673	5,464,966	794,846
Allowance for credit losses	(313,464)	(324,332)	(47,172)
Total short-term financing receivables, net	9,857,209	5,140,634	747,674

Our net short-term financing receivables decreased by 47.8% from RMB9,857 million as of December 31, 2017 to RMB5,141 million (US$748 million) as of December 31, 2018, primarily due to the decrease associated with on-balance sheet loans originated on our platform in 2018 as well as the repayment of existing on-balance sheet loans during the year. The decrease in on-balance sheet loans originated was primarily due to the business model adjustments made to Juzi Licai in the second quarter of 2018. All new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans.

Risk safeguard fund receivable and payable

We recorded net risk safeguard fund receivable of RMB511 million (US$74.4 million) and net risk safeguard fund payable of RMB456 million (US$66.4 million) as of December 31, 2018, primarily due to the significant growth of off-balance sheet loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Short-term and long-term contract assets and service fees receivable, net

We recorded net contract assets and service fees receivable of RMB1,238 million (US$180 million) as of December 31, 2018 primarily due to significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as business model adjustments made to Juzi Licai in the second quarter of 2018.

Inventories, net

Our net inventories decreased by 43.7% from RMB102 million as of December 31, 2017 to RMB57.2 million (US$8.3 million) as of December 31, 2018.

Long-term financing receivables, net

The following table sets forth a breakdown of our long-term financing receivables, net as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Long-term financing receivables:
Installment purchase loans	170,042	178,246	25,925
Personal installment loans	1,686,218	1,165,894	169,572
Net deferred origination fees	(14,483)	(1,400)	(204)
Total long-term financing receivables	1,841,777	1,342,740	195,293
Allowance for credit losses	(56,732)	(59,704)	(8,683)
Total long-term financing receivables, net	1,785,045	1,283,036	186,610

Our net long-term financing receivables decreased by 28.1% from RMB1,785 million as of December 31, 2017 to RMB1,283 million (US$187 million) as of December 31, 2018, primarily due to a substantial decrease associated with on-balance sheet loans on our platform in 2018 as well as the repayment of existing on-balance sheet loans during the year.

Short-term funding debts

Short-term funding debts decreased by 55.9% from RMB10,525 million as of December 31, 2017 to RMB4,646 million (US$676 million) as of December 31, 2018, primarily due to the decrease in on-balance sheet loans originated as the business model adjustments made to Juzi Licai in the second quarter of 2018. All new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities increased by 33.2% from RMB1,611 million as of December 31, 2017 to RMB2,146 million (US$312 million) as of December 31, 2018, primarily due to an increase in funds payable to individual investors on Juzi Licai, and partially offset by a decrease in liabilities to Pre-IPO Series C-1 preferred shareholders and funds payable to institutional funding partners.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

On-and off-balance sheet treatment of loans

We generate financing receivables from providing installment purchase loans, from our online direct sales, and personal installment loans to the borrowers. Financing receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal balance adjusted for any charge-offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables.

Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheets loans” or “off-balance sheet loans”, where applicable.

On-balance sheet loans

(a)         Loans funded by individual investors on Juzi Licai prior to April 24, 2018 or by certain institutional funding partners

For loans funded by the proceeds from our own online investment platform Juzi Licai under our old business model before April 24, 2018, which offers individual investors various investment programs with different terms and estimated rates of return, or from certain of our institutional funding partners, our roles include (1) collecting the investment principal from the individual investors or institutional funding partners and lending the funds to borrowers, (2) collecting monthly repayment from the borrowers and repaying the individual investors or institutional funding partners according to the terms (i.e. interest rate and scheduled repayment dates) of the respective investment programs or agreements between the individual investors or institutional funding partners and us (“Investment Programs” or “Investment Agreements”, as applicable).

The terms of the underlying loan agreements between the individual investors or institutional funding partners and the borrowers (“Underlying Loan Agreements”) do not necessarily match the terms of the Investment Programs or Investment Agreements. The mismatch is mainly due to the fact that some individual investors or institutional funding partners may invest in the programs that have shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the individual investors choose or the Investment Agreements the institutional funding partners entered into with us, the investing periods could be as short as one week and as long as thirty-six months. Pursuant to the Investment Programs or Investment Agreements, the individual investors or institutional funding partners agree on a rate of return with us which is normally lower than the coupon interest rate stipulated in the Underlying Loan Agreements, given the shorter periods of those Investment Programs or Investment Agreements. Under the terms of the Investment Programs or Investment Agreements, which drive the return of the investments, we conclude that we have the liabilities to the individual investors or institutional funding partners when the underlying loans are funded. Accordingly, we are considered as the primary obligor to the individual investors or institutional funding partners in the lending relationship and therefore record the liabilities to individual investors or institutional funding partners as funding debts on our consolidated balance sheets. Therefore, we continue to account for the financing receivables over the terms of the installment purchase loans and personal installment loans.

•                  Quality assurance program on Juzi Licai

In July 2017, we established a quality assurance program (“QAP”) with the purposes of providing make-up payments to the individual investors on Juzi Licai when the borrowers fail to satisfy their principal or interest repayment obligations. A portion of each monthly repayment by the borrower equal to a certain percentage of the outstanding principal balance of the loan was transferred to a third-party custody bank account. We reserved the right to revise this percentage upwards or downwards from time to time. The QAP only applied to loans funded by the individual investors under our old business model on or after July 7, 2017.

Given that the loans covered by the QAP were accounted for as on-balance sheet loans, we are obligated to repay the individual investors for all amounts of principal and future interests regardless of whether the QAP was implemented or not. We determined that there were no additional liabilities to be recognized in addition to the principal and interests due to the individual investors recorded as “Funding Debts” and “Accrued interest payable” on our consdidated balance sheets. The quality assurance funds set aside under the QAP through custody bank accounts were recorded as “Restricted cash” on our consolidated balance sheets. We applied the same process and methodology to evaluate the creditworthiness and collectability of the loan portfolio covered by the QAP on a pooled basis, mainly based on delinquency levels and historical charge-offs.

(b)   Loans funded by establishment of the consolidated trusts and issuance of asset-backed securitized debts

We establish business relationships with trusts from time to time. Pursuant to applicable arrangements, we invested in the financing receivables using funds from the consolidated trusts. The trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by us and/or other third-party investors for the purposes of providing returns to the beneficiary of the trusts. Since these trusts only invest in financing receivables generated from our platform and our mobile application, we have power to direct the activities of the trusts. We have the obligation to absorb losses or the right to receive benefits from the trusts that could potentially be significant to the trusts. As a result, the trusts are considered consolidated VIEs under Accounting Standards Codification (“ASC”) 810, Consolidation.

We created an asset-backed securitization plan (“ABS Plan”) with a final maturity of January 2018 in December 2015 and securitized our financing receivables arising from online direct sales through transfer of those assets to the ABS Plan. The ABS Plan then issued debt securities to third-party investors and was considered a consolidated VIE under ASC 810, Consolidation.

Therefore, loans funded by the consolidated trusts and asset-backed securitized debts remain at us and are recorded as “Financing receivables, net” on the consolidated balance sheets. The proceeds received from third-party investors of the consolidated trusts and asset-backed securitized debts are recorded as funding debts. Cash received via consolidated trusts that has not yet been distributed is recorded as restricted cash.

Off-balance sheet loans

(a)   Loans funded by individual investors on Juzi Licai after April 24, 2018

On April 24, 2018, we made some adjustments to our business model for new loans funded by individual investors on Juzi Licai (the “Juzi New Model”). Under the Juzi New Model, our roles include (1) matching the borrowing requests from the borrowers with the individual investors on Juzi Licai, (2) processing monthly repayment from the borrowers according to the terms of the Underlying Loan Agreements through third-party custodian bank accounts, and (3) providing ongoing management services to individual investors over the terms of respective Investment Programs.

Under the Juzi New Model, we act as an intermediary between the borrower and the individual investors. Pursuant to the Underlying Loan Agreement and the Investment Programs, the individual investors are entitled to all the interests generated from the underlying loans. Such interests are not generated until the lending relationship has been established between the borrowers and the individual investors, as the lenders, upon entering into the Underlying Loan Agreements. The existing individual investors cannot exit from any outstanding lending relationship unless the underlying loan is fully repaid by the borrower or the outstanding loan principal with the remaining term is successfully re-matched with other individual investors. We provide ongoing matching and re-matching services to individual investors over the terms of respective Investment Programs while it does not have any obligations to ensure such successful re-matching.

We conclude that under the terms of the Underlying Loan Agreements and the Investment Programs under the Juzi New Model, we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record financing receivables arising from these loans nor funding debts to the individual investors.

•                  Risk safeguard scheme on Juzi Licai

Under the Juzi New Model, we have ceased offering the QAP for loans funded by the individual investors on Juzi Licai. Instead, we entered into a cooperation agreement with an independent third-party guarantee company (the “Guarantee Company”), to set up a new investor protection program called the Risk Safeguard Scheme (“RSS”). The purpose of the RSS is to provide make-up payments to the individual investors on Juzi Licai when the borrowers default. The RSS only applies to loans newly funded under the Juzi New Model, and requires the borrowers to contribute to the RSS to protect the individual investors. By default, all borrowers enroll in the RSS when the Underlying Loan Agreements are entered into.

Pursuant to the Underlying Loan Agreement, the borrower agrees to enroll in the RSS and pay the guarantee fee (the “Guarantee Fee”) into the guarantee fund special account (“Risk Safeguard Fund”) and the relevant guarantee service fees to the Guarantee Company. Accordingly, a certain amount of each monthly repayment from the borrowers, equal to a certain percentage of the outstanding principal balance of each loan, shall be transferred to the Risk Safeguard Fund. We have the discretion in determining the percentage, i.e. the amount of the Guarantee Fee, to be paid by the participating borrowers. The amount of make-up payments is limited to the available balance of the Risk Safeguard Fund. If the Risk Safeguard Fund become insufficient to pay back all individual investors with defaulted loans, these individual investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time the Risk Safeguard Fund are replenished, at which time a distribution will again be made to all individual investors with those defaulted loans. The participation of the Risk Safeguard Fund is not refundable, even if there is no default of loans. Therefore, we concluded that we are the primary obligor in providing the guarantee services and record our obligations associated with the RSS in accordance with Accounting Standards Codification (“ASC”) 460, Guarantees. The balance of Risk Safeguard Fund is recorded as “Restricted Cash” on our consolidated balance sheets.

(b)   Loans funded by certain other institutional funding partners such as third-party commercial banks or consumer finance companies

For the loans funded by the proceeds from certain other institutional funding partners such as third-party commercial banks or consumer finance companies, each underlying loan and borrower has to be approved by the third-party commercial banks or consumer finance companies individually. Once the loan is approved by and originated by the third-party commercial bank or consumer finance company, the fund is provided by the third-party commercial bank or consumer finance company to the borrower and a lending relationship between the borrower and the third-party commercial bank or consumer finance company is established through a loan agreement. Effectively, we offer loan facilitation and matching services to the borrowers who have credit needs and the commercial banks or consumer finance companies who originate loans directly to borrowers referred by us. We continue to provide account maintenance, collection, and payment processing services to the borrowers over the term of the loan agreement. At the same time, we also provide a financial guarantee on the principal and the accrued interest repayment of the defaulted loans in case of borrowers’ defaults, and full interest repayment in the event that borrowers early repay their loans. Under this scenario, we determine that we are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record financing receivables arising from these loans nor funding debts to the third-party commercial banks or consumer finance companies. Separately, we account for the financial guarantee provided.

Revenue recognition

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method for all contracts not completed as of the date of adoption.

We considered relevant accounting guidance and concluded that arrangements for our on-balance sheet loans are out of scope of ASC 606. Therefore, “Interest and financial services income” and “Other revenue” included in “Financial services income” on our consolidated statements of operations should continue to be accounted for in accordance with ASC 310, Receivables. Other revenue streams for the year ended December 31, 2018 were presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services, net of value-added tax. We identify our contracts with customers and all performance obligations within those contracts. We then determine the transaction price and allocate the transaction price to the performance obligations within our contracts with customers, recognizing revenue when, or as, we satisfy our performance obligations. For considerations with original payment terms greater than 12 months, we determine a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, is used in adjusting the consideration at inception for revenue recognition. Interest income resulting from a significant financing component is recorded as “Interest and financial services income” on our consolidated statements of operations.

We recognized a cumulative effect of approximately RMB209.5 million as an increase to the opening balances of retained earnings on January 1, 2018, as a result of the initial application of ASC 606. For the year ended December 31, 2018, the adoption of ASC 606 resulted in an increase in operating revenue of approximately RMB826 million as compared with ASC 605, Revenue Recognition, that was in effect in prior periods. The impact primarily resulted from the earlier recognition of revenue under ASC 606 for “Loan facilitation and servicing fees” collectible in monthly installments related to our off-balance sheet loans. We provide the loan facilitation and matching services and post-origination services as multiple deliverable arrangements. Under ASC 605, service fees collectible in monthly installments were considered contingent and, therefore, were not allocable to different deliverables until the contingency was resolved (i.e., upon receipt of the monthly service fees). Under ASC 606, service fees collectible in monthly installments are considered variable consideration which is contingent on a future event occurring. We consider the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Revenue is recognized when each of the performance obligations is satisfied at a point in time or over time separately using the total estimated consideration allocated to the different performance obligations based on their relative fair value. Revenue from loan facilitation and matching services is recognized upon successful matching of the borrowers with various funding parties, and revenue from post-origination services is recognized over the terms of the related contracts.

We determined that, for “Online direct sales and services income” on our consolidated statements of operations, the adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition, and (ii) the presentation of revenue as gross versus net.

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Online direct sales and services

Online direct sales

We engage in the online direct sales of electronic products, and to a lesser extent, home appliance products and general merchandise products with installment payment terms mainly through our retail website www.fenqile.com and our mobile application.

Online direct sales revenues are recognized at point-in-time when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. For arrangements where we control the goods or services before they are transferred to the customers as a principal, as we are primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have discretion in establishing prices, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. The goods or services are generally sold with a right of return, which is accounted for as variable consideration when determining the amount of revenue to recognize. Return allowances are estimated based on historical experiences and insignificant for all of the periods presented.

For these transactions, we generate financing receivables due from the borrowers who place orders. The online direct sales revenues and related financing receivables are accounted for as sales of products or services to the borrowers with extended payment terms and recorded at present value of the contractual cash flows when our performance obligations are satisfied.

The financing receivables initially generated from online direct sales may be subsequently funded with the proceeds from on-or off-balance sheet loans.

Services and others

We offer quarterly or annual membership packages to our subscribing members with access to benefits of sales of products and services on the our platform and mobile application that represent a single stand-ready obligation, in exchange for upfront premium membership fees. The receipt of premium membership fees is initially recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” and membership fees are recognized ratably over the terms of the membership packages as our performance obligation is satisfied over time.

We also operate an online marketplace that enable third-party sellers to sell their products to customers with installment payment terms. We charge the third-party sellers a fixed rate commission fee based on the sales amount for the services rendered. Revenues are recognized at point-in-time when the underlying transactions are completed, i.e., upon acceptance of the underlying goods or services by the borrowers. In accordance with ASC606-10-55-39, we recognize the commission fees as revenues from the third-party sellers on a net basis, as we are acting as an agent and do not have general inventory risk or do not have discretion to establish prices. For these transactions whereby we pay to the third-party sellers on behalf of the borrowers, we generate financing receivables due from the borrowers, which may be subsequently funded with the proceeds from on- or off-balance sheet loans.

Financial services

Interest and financial services income

We generate interest and financial services income from our financing receivables.

Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Origination fees collected on the first repayment date, normally one month after the origination of personal installment loans, are recorded as a component of financing receivables, on our consolidated balance sheets. Deferred origination fees are recognized over the terms of personal installment loans. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the borrowers as well as the relatively small amount of each individual financing receivable, we determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” in our consolidated statements of operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Loan facilitation and servicing fees

With respect to the off-balance sheet loans, we do not record financing receivables arising from these loans nor funding debts to the funding parties. We earn loan facilitation and servicing fees from these arrangements.

Revenues from loan facilitation and matching and post-loan origination services

We provide intermediary services to the borrowers and funding parties, as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee. We have assessed all these services and conclude that loan facilitation and matching services and post-origination services are distinct and therefore are separate performance obligations. The financial guarantee is within the scope of ASC 815, Derivatives and Hedging or ASC 460, Guarantees, where applicable, and recorded at fair value at inception of the loans. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. We primarily use the expected cost plus a margin approach to determine the relative standalone selling price as a result of the adoption of ASC 606.

Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the borrowing requests from the borrowers with the funding parties, as the lenders. Revenues from post-origination services are recognized ratably over the terms of the underlying loans as this performance obligation is satisfied over time.

Revenues from Investment Program management services

We provide ongoing management services to individual investors pursuant to the Investment Programs under the Juzi New Model, including (i) initial matching of the investment funds from the individual investors and (ii) continuous re-matching of the monthly repayment from the borrowers with any new borrowing requests to generate investment returns for the individual investors over the terms of the Investment Programs.

The customers (i.e. the individual investors) simultaneously receive and consume the benefits provided by our performance throughout the terms of the Investment Programs. We conclude that the ongoing management services is a distinct service being provided over the time in accordance with ASC 606, therefore the revenues from Investment Program management services are recognized over the terms of the Investment Programs, using a straight-line method. We consider the options to the individual investors to renew the contract term of Investment Programs to purchase additional future services with a lower service fee rate, if any, as a material right to customers therefore is a separate performance obligation. The transaction price allocated to such options are deferred to be recognized as revenues when the relevant future services are transferred or when the options expire. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. We determine the relative standalone selling price of such options primarily based on the historical data of the discounts that the customers obtain from exercising such options.

Other revenue

Other revenue includes fees collected for prepayment and late payment for on-balance sheet loans, which is calculated as a certain percentage of interest over the prepaid principal loan amount in case of prepayment or a certain percentage of past due amounts in case of late payment.

Contract balances

We classify our right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from loan facilitation and matching services and Investment Program management services exceeds the amount billed to customers following the predetermined payment schedules at inception of the loans. We do not have an unconditional right to such exceeding amount. Service fees receivable represent the considerations for which we have satisfied our performance obligations and have the unconditional right to consideration. At each reporting date, we assess whether there is any indicator of impairment to the contract assets and service fees receivable. An impairment loss, if any, is recorded as “Provision for credit losses of contract assets and service fees receivable” on our consolidated statements of operations.

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” on our consolidated balance sheets.

Remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when we expect to recognize these amounts in revenue. Additionally, as a practical expedient, we do not include contracts that have an original duration of one year or less.

As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB602 million. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

Practical expedients

We have used the following practical expedients as allowed under ASC 606:

The remaining performance obligation has not been disclosed when the performance obligation is part of a contract that has an original duration of one year or less.

We expense sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Sales and marketing expenses” on our consolidated statements of operations.

Risk safeguard fund receivable and payable

For the off-balance sheet loans funded by individual investors on Juzi Licai, the obligations associated with the risk safeguard fund are comprised of two components: (i) ASC 460 component; and (ii) ASC 450 component.

In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Accordingly, the risk safeguard fund payable is measured at fair value at inception and reduced as we are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the individual investor is compensated in the event of a borrower’s default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The fair value of the guarantee associated with the risk safeguard fund recorded at inception of the loans is estimated using a discounted cash flow model to its expected net payouts from the risk safeguard fund, and also by incorporating a markup margin.

The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the risk safeguard fund, measured using the guidance in ASC 450, Contingencies. The ASC 450 contingent component considers the actual and expected performance of the loans on a pool basis when estimating the contingent liability.

Subsequent to initial recognition, the risk safeguard fund payable is measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. ASC 460 does not prescribe a method for subsequently measuring and recording the noncontingent guarantee liability. However, as stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each monthly payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. Risk safeguard fund payable is recognized by a systematic and rational amortization method, i.e. over the terms of the underlying loans, as “Gain on guarantee liabilities, net” on our consolidated statements of operations. At the end of each reporting period, on a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450 exceeds the balance of risk safeguard fund payable, we record the excess against “Gain on guarantee liabilities, net” on our consolidated statements of operations.

Risk safeguard fund receivable is recognized and measured at inception at fair value. For loans with original terms greater than 12 months, we determine a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, was used in adjusting the risk safeguard fund receivable at inception. Interest income resulting from the significant financing component is recorded as “Interest and financial services income” on our consolidated statements of operations.

At each reporting date, we assess whether there is any indicator of impairment to the risk safeguard fund receivable. An impairment loss is recorded if the carrying amounts of the risk safeguard fund receivable exceed the expected collections.

Guarantee derivative liabilities

For the off-balance sheet loans funded by certain other institutional funding partners such as third-party commercial banks or consumer finance companies, we are obligated to compensate the commercial banks or consumer finance companies for the principal and interest repayment of the defaulted loans in case of borrowers’ default, and full interest repayment according to the loan terms in the event that the borrowers early repay their loans. Therefore, we effectively provide guarantees to the commercial banks or consumer finance companies that include credit risk and prepayment risk.

In order to determine the accounting treatment of the guarantees, we considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

As the guarantee provided by us does not solely reimburse these commercial banks or consumer finance companies for failure of the borrowers to satisfy required payment obligations, but also the future interest in the event of early repayment by the borrowers, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC 815, Derivatives and Hedging, and are recognized on our consolidated balance sheets as either assets or liabilities and recorded at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and remeasured at fair value on an ongoing basis in accordance with ASC 820, Fair Value Measurement. Therefore, the financial guarantee derivative liabilities will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivative liabilities is determined by us based on a discounted cash flow model, with reference to estimates of cumulative default rates, margins on cost of comparable companies and discount rates, using industry standard valuation techniques with the assistance of an independent valuation firm.

Provision for credit losses

We have the following types of financial assets that are subject to credit losses of the customers: financing receivables, contract assets, service fees receivable, and risk safeguard fund receivable.

We assess the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on delinquency levels and historical charge offs of respective underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. We consider location, education background, income level, outstanding external borrowings, and external credit references when assigning borrowers into different credit risk levels. Also, each portfolio of respective financial asset subject to credit losses within each credit risk level consists of individually small amount of on- and off-balance sheet loans. In the consideration of above factors, we determine that each portfolio of respective financial asset subject to credit losses within each credit risk level is homogenous with similar credit characteristics.

Our provision for credit losses of financial assets is calculated separately within each credit risk level of the borrowers, taking into considerations of flexible repayment options of the underlying on- and off-balance sheet loans, where applicable. For each credit risk level, we estimate the expected loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the applicable outstanding balances of respective financial assets within that level to determine the provision for credit losses for each reporting period. In addition, we consider other general economic conditions, if any, when determining the provision for credit losses.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Financing receivables are placed on non-accrual status upon reaching 90 days past due. When a financing receivable is placed on non-accrual status, we stop accruing interest and reverse all accrued but unpaid interest as of such date.

Nonaccrual financing receivables and charged-off financing receivables

We consider a financing receivable to be delinquent when a monthly payment is one day past due. When we determine it is probable that we will be unable to collect unpaid principal amount on the receivables, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal and late payment fees, if any, before recognizing interest and financial services income. We do not resume accrual of interest after a loan has been placed on nonaccrual status.

Share-based compensation

Share-based awards granted to our employees, directors and non-employee directors, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards in accordance with ASC 718, Compensation-Stock Compensation. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, we immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these stock options.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50, Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. We remeasure the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attribute the changes in those fair values over the service period by straight-line method.

Stock options and restricted share units granted generally vest over four years.

Prior to completion of our initial public offering, the exercise price of each granted stock option was US$0.0001, we used intrinsic value (approximately the fair value of each of our ordinary share) on the grant date to estimate the fair value of the stock options granted. After our initial public offering, the exercise price of each granted stock option is determined by the closing price of our ordinary share on the grant date. Therefore, we utilize the binomial option pricing model to estimate the fair value of stock options granted after our initial public offering, with the assistance of an independent valuation firm. The fair value of each granted restricted share unit is determined by the closing price of our ordinary share on the grant date.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate forfeitures of share-based awards and record share-based compensation expenses only for those awards that are expected to vest.

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

B.                                    Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by individual investors on Juzi Licai and by institutional funding partners, the issuance of preferred shares in private placements, issuance of convertible loans and asset-backed securities. In December 2017, we completed our initial public offering in which we issued and sold an aggregate of 12,000,000 ADSs, representing 24,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$93.7 million. In January 2018, as a result of the underwriters’ exercise of their over-allotment option in full, we issued and sold an additional of 1,800,000 ADSs, representing 3,600,000 Class A ordinary shares, resulting in net proceeds of approximately US$14.7 million. As of December 31, 2016, 2017 and 2018, we had RMB480 million, RMB1,126 million and RMB1,148 million (US$167 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Funding debts

Liabilities to individual investors on Juzi Licai. We offer individual investors on Juzi Licai various investment programs. As of December 31, 2016 and 2017, the terms of those programs were all within 24 months with weighted average interest rates of 8.3% and 7.6%, respectively, and as of December 31, 2018, the terms of those programs were all within 24 months with weighted average interest rates of 7.6%. As of December 31, 2016, 2017 and 2018, individual investors on Juzi Licai funded an aggregate amount of RMB5,331 million, RMB9,253 million and RMB3,341 million (US$486 million), respectively, in our outstanding financing receivables.

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities will mature between January 2018 and June 2019, and had weighted average interest rates of 8.3%, 7.7% and 10.0%, as of December 31, 2016, 2017 and 2018, respectively. As of December 31, 2016, 2017 and 2018, institutional funding partners funded an aggregate amount of RMB1,303 million, RMB1,158 million and RMB2,375 million (US$345 million), in our outstanding financing receivables, respectively. As of December 31, 2017 and 2018, financing receivables amounting to nil and RMB34.9 million (US$5.1 million) were pledged as collaterals, respectively.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2016, 2017 and 2018, respectively:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to individual investors on Juzi Licai	5,537,031	9,627,850	3,014,670	438,466
Liabilities to institutional funding partners	1,275,643	897,284	1,631,371	237,273
Asset-backed securitized debts	155,814	—	—	—
Total short-term funding debts	6,968,488	10,525,134	4,646,041	675,739
Long-term:
Liabilities to individual investors on Juzi Licai	—	157,321	81,168	11,805
Liabilities to institutional funding partners	21,014	9,308	76,719	11,159
Total long-term funding debts	21,014	166,629	157,887	22,964

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2018 and associated interest payments.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 – 60 months	Total
	(RMB in thousands)
Liabilities to individual investors on Juzi Licai	3,014,670	81,168	—	—	—	3,095,838
Liabilities to institutional funding partners	1,631,371	76,719	—	—	—	1,708,090
Total funding debts	4,646,041	157,887	—	—	—	4,803,928
Interest payments(1)	204,037	8,866	—	—	—	212,903
Total interest payments	204,037	8,866	—	—	—	212,903

(1)         Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2018.

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

Accounts payable and inventories

Our accounts payable primarily include accounts payable to suppliers (except for JD.com, our related party, the payables to which were recorded as amounts due to related parties) associated with our online direct sales on Fenqile. As of December 31, 2016, 2017 and 2018, our accounts payable amounted to RMB72.7 million, RMB198 million and RMB136 million (US$19.8 million), respectively. The decrease in our accounts payable from December 31, 2017 to December 31, 2018 was mainly due to the settlement with suppliers. The turnover days of our accounts payable and payables to JD.com for our online direct sales were 23.2 days in 2016, 24.8 days in 2017 and 24.6 days in 2018. The turnover days of our accounts payable and payables to JD.com for a given period are equal to the average balance of our accounts payable and payables to JD.com at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our net inventories have decreased from RMB108 million as of December 31, 2016 to RMB102 million as of December 31, 2017, and have decreased to RMB57.2 million (US$8.3 million) as of December 31, 2018. Our inventory turnover days were 9.5 days in 2016, 14.3 days in 2017 and 11.7 days in 2018. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of revenues during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB		RMB		RMB	US$
	(in thousands)
Net cash provided by operating activities	379,839		1,662,325		2,794,710	406,474
Net cash (used in)/ provided by investing activities	(4,355,730	)*	(4,987,943	)*	3,603,990	524,179
Net cash provided by/ (used in) financing activities	4,459,947		4,411,608		(5,617,941)	(817,097)
Net increase in cash and cash equivalents and restricted cash	490,774	*	1,082,811	*	761,848	110,806
Cash and cash equivalents and restricted cash at beginning of the period	161,701	*	652,475	*	1,735,286	252,387
Cash and cash equivalents and restricted cash at end of the period	652,475	*	1,735,286	*	2,497,134	363,193

* Recast to reflect the adoption of Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Accounting Standards Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We adopted the amendments on January 1, 2018 on a basis of using a retrospective transition method to each period presented. The changes in restricted cash on the Consolidated Statements of Cash Flows of RMB147 million, RMB436 million and RMB740 million for the years ended December 31, 2016, 2017 and 2018, respectively, were no longer presented within investing activities and were retrospectively included in the changes of cash and cash equivalents and restricted cash as required.

Operating Activities

Net cash provided by operating activities was RMB2,795 million (US$406 million) in 2018. In 2018, the difference between net cash provided by operating activities and our net income of RMB1,977 million (US$288 million) mainly resulted from provision for credit losses of financing receivables of RMB884 million (US$129 million), share-based compensation expenses of RMB123 million (US$17.8 million), net change in fair value of financial guarantee derivatives of RMB197 million (US$28.7 million), net gain on guarantee liabilities of RMB108 million (US$15.8 million), deferred income tax of RMB58.2 million (US$8.5 million) and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other current liabilities of RMB897 million (US$130 million), an increase in risk safeguard fund payable of RMB587 million (US$85.4 million), a decrease in financing receivables related to online direct sales of RMB219 million (US$31.9 million), partially offset by an increase in prepaid expenses and other current assets of RMB136 million (US$19.8 million), an increase in risk safeguard fund receivable of RMB534 million (US$77.7 million), an increase in contract assets and service fees receivable of RMB982 million (US$143 million), a decrease in accounts payable of RMB62.3 million (US$9.1 million) and a decrease in accrued interest payable of RMB108 million (US$15.7 million). The increase in accrued expenses and other current liabilities was mainly attributable to the funds payable to individual investors on Juzi Licai. The decrease in accrued interest payable was in line with the decrease in funding debts. The decrease in financing receivables related to online direct sales was mainly due to a decrease in our outstanding principal balance of installment purchase loans, which was in line with the decrease in online direct sales. The increase in prepaid expenses and other current assets was mainly due to receivables from third-party online payment service providers, deposits to institutional funding partners and prepayment to inventory suppliers. The increase in contract assets and service fees receivable was mainly due to loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606.

Net cash provided by operating activities was RMB1,662 million in 2017. In 2017, the difference between net cash provided by operating activities and our net income of RMB240 million resulted from accrued convertible loans interest expense of RMB67.3 million, provision for credit losses of financing receivables of RMB612 million, share-based compensation expenses of RMB75.7 million, net change in fair value of financial guarantee derivatives of RMB47.4 million and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other current liabilities of RMB508 million, a decrease in financing receivables related to online direct sales of RMB232 million, an increase in accrued interest payable of RMB156 million and an increase in accounts payable of RMB125 million, partially offset by an increase in prepaid expenses and other current assets of RMB173 million, a decrease in amounts due to related parties of RMB92.6 million, an increase in accrued interest receivable of RMB56.5 million. The increase in accrued expenses and other current liabilities was mainly attributable to the increase of liabilities to series C-1 preferred shareholders, funds payable to institutional funding partners, accrued payroll and welfare and tax payable. The increase in accrued interest payable was in line with the increase in both short-term and long-term funding debts. The decrease in financing receivables related to online direct sales was mainly due to a decrease in our outstanding principal balance of installment purchase loans, which was in line with the decrease in online direct sales. The increase in prepaid expenses and other current assets was mainly due to receivables from third-party online payment service providers, deposits to institutional funding partners and prepaid input value-added tax.

Net cash provided by operating activities was RMB380 million in 2016. In 2016, the difference between net cash provided by operating activities and our net loss of RMB118 million resulted from accrued convertible loans interest expense of RMB45.3 million, provision for credit losses of financing receivables of RMB237 million, deferred income tax of RMB47.1 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other liabilities of RMB460 million, an increase in accrued interest payable of RMB66.8 million, partially offset by an increase in financing receivables related to online direct sales of RMB254 million, a decrease in amounts due to related parties of RMB84.4 million and an increase in inventory of RMB65.1 million. The increase in financing receivables related to online direct sales was primarily due to an increase in our outstanding principal balance of installment purchase loans, which was in line with the significant increase in the transaction volume. The increase in accrued expenses and other liabilities was attributable to the increase of funds payable to institutional funding partners, accrued payroll and welfare, tax payable, guarantee liabilities at fair value and payable to third-party sellers. The increase in accrued interest payable was in line with the increase of funding debts. The decrease in amounts due to related parties primarily reflected a decrease in amounts due to JD.com as we developed more diversified supply channels. The increase in inventory was in line with the significant increase of online direct sales transaction volume.

Investing Activities

Net cash provided by investing activities was RMB3,604 million (US$524 million) in 2018, which was primarily attributable to proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB17,721 million (US$2,577 million) and withdrawal of restricted time deposits of RMB268 million (US$39.0 million), partially offset by financing receivables originated (excluding receivables related to online direct sales) of RMB13,606 million (US$1,979 million) and placement of restricted time deposits of RMB605 million (US$88.0 million).

Net cash used in investing activities was RMB4,988 million in 2017, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB24,003 million, partially offset by proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB19,054 million.

Net cash used in investing activities was RMB4,356 million in 2016, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB12,004 million, partially offset by proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB7,703 million.

Financing Activities

Net cash used in financing activities was RMB5,618 million (US$817 million) in 2018, which was primarily attributable to principal payments on funding debts of RMB20,859 million (US$3,034 million) and principal payments on borrowings of RMB567 million (US$82.4 million), which were partially offset by proceeds from funding debts of RMB14,918 million (US$2,170 million) and proceeds from borrowings of RMB834 million (US$121 million).

Net cash provided by financing activities was RMB4,412 million in 2017, which was primarily attributable to proceeds from funding debts of RMB18,205 million and proceeds from initial public offering, net of issuance costs of RMB651 million, which were partially offset by principal payments on funding debts of RMB14,542 million.

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

Capital Expenditures

We incurred capital expenditures of RMB32.1 million, RMB37.8 million and RMB54.2 million (US$7.9 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2019 are expected to be approximately RMB61.3 million (US$8.9 million), consisting primarily of expenditures related to the expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

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

C.            Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.            Off-Balance Sheet Arrangements

We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from user and distributions to certain institutional funding partners. We are obligated to compensate the funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment according to the terms of the loan in the event that a user makes an early repayment of the loan to the funding partners. Therefore, we effectively provide guarantees to the funding partners against the credit risk and prepayment risk. See “—A. Operating Results—Critical Accounting Policies—Guarantee derivative liabilities.” In addition, we cooperate with a third-party guarantee company to operate a risk safeguard scheme for purposes of protecting individual investors on Juzi Licai. See “Item 4. Information on the Company—B. Business Overview—Our Investors and Funding Partners —Protection of investors and funding partners.”

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	5,016,831	4,850,078	166,753	—	—
Short-term and long-term borrowings	444,259	444,259	—	—	—
Liabilities to Pre-IPO Series C-1 preferred shareholders	335,238	335,238	—	—	—
Operating leases obligations	125,996	54,709	71,287	—	—
Total	5,922,324	5,684,284	238,040	—	—

Our operating lease obligations relate to our leases of office premises.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.            Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.           Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	36	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	40	President and Director
Craig Yan Zeng	51	Chief Financial Officer and Director
Kris Qian Qiao	41	Chief Financing Cooperation Officer
Ryan Huanian Liu	41	Chief Risk Officer
Shirley Yunwen Yang	48	Chief Human Resources Officer
Keyi Chen	42	Director
Yibo Shao	46	Director
Xiaoguang Wu	44	Independent Director
Wei Wu	54	Independent Director
Neng Wang	46	Independent Director

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

Mr. Kris Qian Qiao has served as our chief financing cooperation officer since April 2016. He was our vice president from December 2013 to March 2016. Mr. Qiao has over 14 years of experience in finance and other related areas. Prior to joining our company, Mr. Qiao worked as senior manager of China Universal Asset Management Co., Ltd. from 2010 to 2012. Prior to that, Mr. Qiao was senior product manager for financing cooperation at Tenpay from 2005 to 2010. Mr. Qiao also served as software engineer and project manager at the Bank of China Software Development Center (Shenzhen) from 2002 to 2005. Mr. Qiao received his master’s degree in business administration from the Hong Kong Polytechnic University and his bachelor’s degree in applied computer science from Henan University, Mr. Qiao received his EMBA degree from Cheung Kong Graduate School of Business.

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

Ms. Shirley Yunwen Yang has served as our chief human resources officer since February 2019. Ms. Yang has over 15 years of experience in various senior human resources positions. Prior to joining us, she served as an Assistant General Manager at Tencent’s Interactive Entertainment Group in charge of human resources for overseas business. Prior to that, she held senior human resources executive positions at major multinational companies including Walmart. Other than the Chinese mainland, she also has overseas working experience in North America and Hong Kong. Ms. Yang holds a college degree from Ningbo University and an MBA degree from the Hong Kong University of Science and Technology.

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

Mr. Yibo Shao has served as our director since July 2014. Mr. Shao is the co-founder of Matrix Partners China, a leading venture capital firm in China focusing on the technology sector. Mr. Shao also serves on the board of directors of BabyTree Group, a China-based maternity and child community platform listed on the Hong Kong Stock Exchange. Mr. Shao co-founded BabyTree Group, and co-founded and serves as the chairman of Nuance Biotech Inc. In addition, Mr. Shao founded EachNet.com and served as its chief executive officer until its acquisition by eBay in 2003. He also served as its chief executive officer from 1999 to September 21, 2006. He worked at Boston Consulting Group and Goldman Sachs prior to founding EachNet. Mr. Shao received his bachelor degree in physics and electrical engineering from Harvard College in June 1995 and MBA degree from Harvard Business School in June 1999. Mr. Shao has been named one of the Young Global Leaders of the World Economic Forum and Entrepreneur of the Year 2003 by Asian Venture Capital Journal.

Mr. Xiaoguang Wu has served as our director since March 2018 and has become our independent director since August 2018. Mr. Xiaoguang Wu currently serves as the co-founder of Welight Capital and as an advisor at Eleven Two Capital. He was named as senior management adviser of Tencent in June 2015. Mr. Wu joined Tencent (SEHK: 00700) in 1999, and was a member of the founding team. He led the development and product planning for Tencent’s core product, QQ, and served as project manager for the QQ research and development team. He also served as general manager of Tencent’s IM product division and the internet business division. From 2012 to 2014, Mr. Wu served as chief executive officer of Tencent’s e-commerce unit. Mr. Wu has extensive experience in product research and development, product planning, product operations and marketing internet products. He received his B.S. degree from Nanjing University in 1996, and an EMBA degree from China Europe International Business School in 2008.

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

Dr. Neng Wang has served as our independent director since March 2018. Dr. Wang has been Chong Khoon Lin Professor of Real Estate at Columbia Business School since July 2007, and a research associate at the National Bureau of Economic Research since 2009. He has widely published in leading economics, finance, and business journals. Among other awards and honors, he has won a Smith-Breeden Distinguished Paper Prize awarded by the Journal of Finance, and the Bettis Distinguished Scholar Award from Carey School of Business, Arizona State University. He was an editor in the Finance area at the Management Science and is currently an associate editor at the Journal of Finance, among others. Dr. Wang is also serving as an independent director of Puxin Limited (NYSE: NEW), a company operating in the after-school education industry. Dr. Wang received a B.S. in physical chemistry from Nanjing University, China in 1992, an M.S. in chemistry from California Institute of Technology in 1995, an M.A. in international relations from the University of California, San Diego in 1997, and a Ph.D. in finance from the Graduate School of Business at Stanford University in 2002.

B.            Compensation

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB15.5 million (US$2.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentive Plan

2014 Plan

In September 2014, our board of directors approved the Share Incentive Plan, or the 2014 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of our shareholders generally. Under the 2014 Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the Share Incentive Plan is 35,456,559. Upon the adoption of the 2017 Plan as described below, we no longer grant any awards under the 2014 Plan and all future awards will be granted under the 2017 Plan. However, the outstanding awards under the 2014 Plan will not be affected.

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

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*		5.15	May 25, 2018	May 25, 2028
Jared Yi Wu	*		0.0001	June 30, 2016	June 30, 2026
	*		5.15	May 25, 2018	May 25, 2028
Craig Yan Zeng	*		0.0001	December 31, 2016	December 31, 2026
	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25,2018	May 25,2028
	*	(1)	—	January 22,2019	—
Kris Qian Qiao	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25, 2018	May 25, 2028
	*	(1)	—	January 22,2019	—
Ryan Huanian Liu	*		0.0001	August 21, 2015	August 21, 2025
	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25,2018	May 25,2028
	*	(1)	—	January 22,2019	—
Shirley Yunwen Yang	*	(1)	—	March 14,2019	—
Keyi Chen	—		—	—	—
Yibo Shao	—		—	—	—
Xiaoguang Wu	*	(1)	—	March 20, 2018	—
Wei Wu	*		0.0001	November 8, 2017	November 8, 2027
Neng Wang	*	(1)	—	March 20, 2018	—
All Directors and Executive Officers as a Group	4,029,000

*                 Upon exercising of all options that are exercisable with 60 days after April 30, 2019 and vesting of all restricted shares unites that are to be vested within 60 days after April 30, 2019, would beneficially own less than 1% of our total outstanding shares.

(1)         Represents restricted share units.

C.            Board Practices

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

Audit Committee

Our audit committee consists of Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang. Mr. Wei Wu is the chairman of our audit committee. We have determined that Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang. Mr. Wei Wu is the chairman of our compensation committee. We have determined Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Xiaoguang Wu, Mr. Wei Wu and Dr. Neng Wang. Mr. Xiaoguang Wu is the chairperson of our nominating and corporate governance committee. Mr. Xiaoguang Wu, Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. A director may be appointed on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors. A director may be removed from office by an ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated or (v) is removed from office pursuant to any other provision of our sixth amended and restated articles of association. Our officers are elected by and serve at the discretion of our board of directors.

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

D.            Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

	As of December 31, 2018
	Number	% of Total Employees
Functions:
E-commerce and operations	149	6.3
Risk management	361	15.3
Research and development	624	26.4
Sales and marketing	1,015	42.9
General and administrative	216	9.1
Total number of employees	2,365	100.0

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

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2019 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 354,239,239 ordinary shares outstanding as of March 31, 2019, comprising of (i) 250,092,040 Class A ordinary shares, and (ii) 104,147,199 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as- converted basis†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	3,911,948	104,147,199	30.5	80.9
Jared Yi Wu	*	—	*	—
Craig Yan Zeng	*	—	*	—
Kris Qian Qiao	*	—	*	*
Ryan Huanian Liu	*	—	*	*
Shirley Yunwen Yang	—	—	—	—
Keyi Chen(2)	—	—	—	—
Yibo Shao(3)	—	—	—	—
Xiaoguang Wu(4)	*	—	*	*
Wei Wu(5)	*	—	*	—
Dr. Neng Wang(6)	*	—	*	*
All Directors and Executive Officers as a Group	7,703,448	104,147,199	31.6	81.2
Principal Shareholders:
Installment Payment Investment Inc.(7)	3,911,948	104,147,199	30.5	80.9
K2 Partners entities(8)	47,098,256	—	13.3	3.6
Matrix Partners China III Hong Kong Limited(9)	36,490,086	—	10.3	2.8
JD.com Inc. and its affiliates(10)	29,886,555	—	8.4	2.3
Magic Peak Investments Limited(11)	17,927,557	—	5.1	1.4

*                 Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.

**          Except for Keyi Chen, Yibo Shao, Xiaoguang Wu, Wei Wu and Dr. Neng Wang, the business address for our directors and executive officers is 27/F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of March 31, 2019 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2019. The total number of ordinary shares outstanding as of March 31, 2019 is 354,239,239.

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

(1)         Represents 3,911,948 Class A ordinary shares in the form of ADSs and 104,147,199 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, as of March 31, 2019. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjia Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.

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

(4)         The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air On The Peak, South Island, Pokfulam, Hong Kong.

(5)         The business address of Mr. Wei Wu is Room 2102, 21/F, World-Wide House, Central, Hong Kong.

(6)         The business address of Dr. Neng Wang is 3022 Broadway, Uris Hall 812, New York, NY 10027, USA.

(7)         Represents 3,911,948 Class A ordinary shares in the form of ADSs and 104,147,199 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.

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

(10)  Represent (i) 28,886,555 Class A ordinary shares held by JD.com Asia Pacific Investment Limited, a wholly owned subsidiary of JD.com E-Commerce (Technology) Hong Kong Corporation Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., and (ii) 1,000,000 Class A ordinary shares represented by 500,000 ADSs held by Windcreek Limite, a wholly owned subsidiary of JD.com Investment Limited, which in turn is a wholly-owned subsidiary of JD.com, Inc., as reported on the Scheduled 13G filed by JD.com, Inc. and its affiliated on January 3, 2018. The registered address of JD.com Asia Pacific Investment Limited is Flat/RM 806, BLK II 8/F, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, KL. The registered address of JD.com E-Commerce (Technology) Hong Kong Corporation Limited is 12/F Ruttonjee Hse 11 Duddell ST, Central Hong Kong. The registered address of JD.com, Inc. is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands.

(11)  Represents 17,927,557 Class A ordinary shares in the form of ADSs held by Magic Peak Investments Limited, as reported on Schedule 13G on February 12, 2019. Magic Peak Investments Limited is a company incorporated in the British Virgin Islands and whose registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. These Class A ordinary shares are owned directly by Magic Peak Investments Limited, which is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. With respect to certain of its assets, Taikang Insurance Group Inc. has delegated to Taikang Asset Management Co., Ltd. certain investment discretion. Accordingly, Taikang Asset Management Co., Ltd. may be deemed to be a beneficial owner of the Class A ordinary shares held by Magic Peak Investments Limited, as it has the power to vote and dispose of, or direct the voting and disposition of, the Shares. The address of principal business office of Taikang Asset Management Co., Ltd. is 10F, Taikang Life Building, 156 Fuxingmennei Street, Xicheng District, Beijing, People’s Republic of China. The address of principal business office of Taikang Insurance Group Inc. is 8th and 9th Floor, Taikang Life Insurance Building, No. 156 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The address of principal business office of Taikang Life Insurance Co., Ltd.is 1/F, Taikang Zhongguancum Innovation Centre, No. 21-1 Kexueyuan Lu, Kejiyuanqu, Changping District, Beijing, the People’s Republic of China.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of March 31, 2019, 354,239,239 of our ordinary shares were issued and outstanding. To our knowledge, a total of 168,196,690 Class A ordinary shares, representing approximately 47.5% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.           Major Shareholders and Related Party Transactions

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Transactions with Mr. Jay Wenjie Xiao

On December 16, 2015, we provided a loan in the amount of US$2.5 million to Mr. Jay Wenjie Xiao for the purpose of allowing Mr. Xiao to make potential investments on behalf of us. On May 24, 2016, we, through Mr. Jay Wenjie Xiao, entered into an agreement with Finnov Private Limited, or Finnov, to subscribe and purchase 11,363,637 series A preferred shares of Finnov with a consideration of US$933,333, which was paid on December 30, 2016. Subsequently, on December 21, 2016, we, through Mr. Jay Wenjie Xiao, entered into another agreement with Finnov, to subscribe and purchase 1,804,449 series A-2 preferred shares of Finnov with the total consideration of US$411,111, which was paid in March 2017. We are the beneficial owner with respect to those shares purchased by Mr. Jay Wenjie Xiao on our behalf and obtain control of those shares through a share charge and an option agreement. We made such arrangement solely for the purpose of facilitating our investment in Finnov and to comply with certain regulatory requirements. The amounts due from Mr. Jay Wenjie Xiao were fully collected by us in March 2018.

Transactions with Individual Directors and Officers on Juzi Licai

Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors on Juzi Licai. As of December 31, 2016, 2017 and 2018, we had RMB45.2 million, RMB67.5 million and RMB14.6 million (US$2.1 million) due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm’s-length transactions with third-party individual investors.

Transactions with JD.com

In 2015, we entered into a strategic cooperation agreement with JD.com and a series of related agreements pursuant to which we source our products sold on our e-commerce channel and receive fulfillment and storage service from JD.com. In 2016, 2017 and 2018, we purchased goods and received services from JD.com in a total amount of RMB668 million, RMB545 million, and RMB607 million (US$88.3 million), respectively. As of December 31, 2018, we did not have any amount due to JD.com.

Shareholders Agreement

We entered into our amended and restated shareholders agreement on October 21, 2017 with our then-existing shareholders. The shareholders agreement provides for certain preferential rights, including board representation rights, right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 10% of our registrable securities have the right to demand in writing that we file a registration statement to register their registrable securities and registrable securities held by others who choose to participate in the offering. This right may be exercised at any time after our initial public offering. We are not obligated to effect a demand registration if, within the six-month period preceding the date of such request, we have already effected a registration pursuant to demand registration rights or Form F-3 registration rights, or holders had an opportunity to participate pursuant to piggyback registration rights. If the underwriters determine in good faith that marketing factors require a limitation of the number of share to be underwritten, the underwriters may reduce as required and allocate the shares to be included in the registration statement among holders, subject to certain limitations.

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

Form F-3 Registration Rights. After our initial public offering, we shall use our best efforts to qualify for registration on Form F-3. After we are qualified to use Form F-3, holders of our securities may request to us in writing to effect a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$1,000,000, or (ii) we have already effected three registrations in the 6 month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12 months period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

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

C.            Interests of Experts and Counsel

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

Voting Rights. In respect of all matters subject to a shareholders’ vote on a poll, each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the Chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, not less than one-third of all votes attaching to all issued and outstanding ordinary shares in our company entitled to vote at general meetings. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

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

Conversion of Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by the holder to any non-affiliates of such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share, and no Class B ordinary shares shall be issued by us thereafter.

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

Our sixth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy, or, if a corporation or other non-natural person, by its duly authorized representative, representing not less than one-third of all votes attaching to all issued and outstanding ordinary shares in our company entitled to vote at general meetings.

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

Appointment and Removal of Directors

Unless otherwise determined by our company in general meeting, our sixth amended and restated articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated.

Proceedings of Board of Directors

Our sixth amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our sixth amended and restated memorandum and articles of association provide that the board may exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company’s register of members will be immediately updated to record and give effect to the issue of Class A ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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

D.            Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.            Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under United States state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in our initial public offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, United States expatriates, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the United States federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Individuals and other non-corporate recipients of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation will generally be considered to be a qualified foreign corporation (a) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (b) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. Our ADSs are readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.lexinfintech.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.             Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential users to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in interest rates could negatively affect our business.”

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-221509) in relation to our initial public offering of 12,000,000 ADSs representing 24,000,000 of our Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 1,800,000 additional ADSs representing 3,600,000 Class A ordinary shares, at an initial offering price of US$9.00 per ADS. Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and China Renaissance Securities (Hong Kong) Limited are the representatives of the underwriters.

As a result of our initial public offering, we raised an aggregate proceeds of approximately US$108.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For the period from December 20, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used a portion of the net proceeds from our initial public offering, which consisted of US$100 million for capital contribution to our operating entities in China and US$5.1 million for investment in Southeast Asia and North America.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) general corporate purposes, including investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters, and (ii) acquisition of, or investment in, technologies, solutions or business that complement our business.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2016 and 2017

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that had been identified as of December 31, 2016 and 2017 related to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting issues, and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

In 2017, we implemented a number of measures to address the material weakness that was identified. We hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, including our chief financial officer and senior financial director. We also implemented new financial software to improve visibility of data, journal entries and closing and reporting process controls. In 2018, we further expedited and streamlined our financial reporting process. As of December 31, 2018, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2018 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above in “Item 15.Control and Procedures— Management’s Annual Report on Internal Control over Financial Reporting”, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Wei Wu, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(c)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.                 Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.lexin.com.

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2017		2018
Audit fees(1)	US$	2,462,867	US$	2,268,926
Audit-related fees(2)		—	US$	407,243
Tax fees(3)	US$	380,862	US$	135,263

(1)         “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2017, the audit refers to financial statement audit and assurance services rendered in connection with our IPO in 2017. In 2018, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)         “Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.

(3)         “Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit related services, tax services and other services as described above.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to hold annual shareholders meetings every year. We followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a).

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

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
2.3

Deposit Agreement dated December 20, 2017 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-225322) filed with the Securities and Exchange Commission on May 31, 2018)

2.4

Fourth Amended and Restated Shareholders Agreement dated October 21, 2017 between the Registrant and other parties thereto (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.1

The 2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

4.3

Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.4

Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.5

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Fenqile Network Technology Co., Ltd. dated November 4, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.6

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated March 1, 2016 (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.7*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018

4.8*	English translation of the Power of Attorney by the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018
4.9*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018
4.10

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
4.12*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 10, 2018

4.13*	English translation of the Power of Attorney by the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 10, 2018
4.14*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 10, 2018
4.15

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018

4.18*	English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018
4.19*	English translation of Loan Agreements among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated May 10, 2017 and June 1, 2018
4.20

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

4.24

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated April 13, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

Exhibit Number	Description of Document
4.25*	English translation of Exclusive Business Cooperation Agreement between Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018
4.26*

English translation of Exclusive Option Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018

4.27*

English translation of Equity Pledge Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated January 25, 2019

4.28*	English translation of Power of Attorney by the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated January 25, 2019
4.29*	English translation of Loan Agreements among Shenzhen Lexin Software Technology Co., Ltd. and the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018 and January 25, 2019
4.30

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Shihui Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers, the manner in which it accounts for long-term equity investments, and the manner in which it accounts for restricted cash in the consolidated statements of cash flows in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2019

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2017 RMB	2018 RMB	2018 US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	1,126,475	1,148,292	167,012
Restricted cash	561,922	1,266,536	184,210
Restricted time deposits	6,750	344,212	50,064
Short-term financing receivables, net	9,857,209	5,140,634	747,674
Accrued interest receivable	129,622	82,943	12,064
Prepaid expenses and other current assets	945,258	923,827	134,365
Amounts due from related parties	9,447	—	—
Risk safeguard fund receivable, net	—	395,025	57,454
Contract assets and service fees receivable, net	—	946,293	137,633
Inventories, net	101,653	57,196	8,319
Total current assets	12,738,336	10,304,958	1,498,795
Non-current assets
Restricted cash	46,889	82,306	11,971
Restricted time deposits	600	—	—
Long-term financing receivables, net	1,785,045	1,283,036	186,610
Risk safeguard fund receivable, net	—	116,208	16,902
Contract assets and service fees receivable, net	—	291,784	42,438
Property, equipment and software, net	63,125	82,420	11,987
Long-term investments	23,485	186,073	27,063
Deferred tax assets	38,841	94,598	13,759
Other assets	33,263	29,192	4,247
Total non-current assets	1,991,248	2,165,617	314,977
TOTAL ASSETS	14,729,584	12,470,575	1,813,772

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB158,692 and RMB135,848 as of December 31, 2017 and 2018, respectively)	198,177	135,848	19,758
Amounts due to related parties (including amounts of the consolidated VIEs of RMB67,510 and RMB14,569 as of December 31, 2017 and 2018, respectively)	67,510	14,569	2,119
Short-term borrowings (including amounts of the consolidated VIEs of RMB168,844 and RMB438,010 as of December 31, 2017 and 2018, respectively)	168,844	438,010	63,706
Short-term Funding Debts (including amounts of the consolidated VIEs of RMB10,525,134 and RMB4,646,041 as of December 31, 2017 and 2018, respectively)	10,525,134	4,646,041	675,739
Accrued interest payable (including amounts of the consolidated VIEs of RMB290,446 and RMB182,280 as of December 31, 2017 and 2018, respectively)	290,446	182,280	26,512
Risk safeguard fund payable (including amounts of the consolidated VIEs of nil and RMB456,276 as of December 31, 2017 and 2018, respectively)	—	456,276	66,363
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB1,506,805 and RMB2,010,042 as of December 31, 2017 and 2018, respectively)	1,611,029	2,145,689	312,077
Total current liabilities	12,861,140	8,018,713	1,166,274
Non-current liabilities
Long-term Funding Debts (including amounts of the consolidated VIEs of RMB166,629 and RMB157,887 as of December 31, 2017 and 2018, respectively)	166,629	157,887	22,964
Deferred tax liabilities (including amounts of the consolidated VIEs of nil and RMB187,183 as of December 31, 2017 and 2018, respectively)	—	187,183	27,225
Long-term borrowings (including amounts of the consolidated VIEs of RMB289 and nil as of December 31, 2017 and 2018, respectively)	289	—	—
Total non-current liabilities	166,918	345,070	50,189
TOTAL LIABILITIES	13,028,058	8,363,783	1,216,463
Commitments and contingencies (Note 20)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2017 RMB	2018 RMB	2018 US$
			Note 2(e)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 217,070,940 shares issued and outstanding as of December 31, 2017; 1,889,352,801 shares authorized, 253,693,940 shares issued, 243,090,108 shares outstanding as of December 31, 2018)	142	160	23
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 110,647,199 shares issued and outstanding as of December 31, 2017; 110,647,199 shares authorized, 108,147,199 shares issued and outstanding as of December 31, 2018)	68	66	10
Additional paid-in capital	2,110,957	2,328,716	338,698
Statutory reserves	55,861	200,262	29,127
Accumulated other comprehensive loss	(14,951)	(14,308)	(2,081)
(Accumulated deficit)/Retained earnings	(450,551)	1,591,896	231,532
TOTAL SHAREHOLDERS’ EQUITY	1,701,526	4,106,792	597,309
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,729,584	12,470,575	1,813,772

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Online direct sales	2,770,634	2,534,983	2,396,680	348,583
Services and others	5,060	31,950	203,914	29,658
Online direct sales and services income	2,775,694	2,566,933	2,600,594	378,241
Interest and financial services income	1,373,559	2,443,761	2,742,643	398,901
Loan facilitation and servicing fees	54,201	378,892	2,075,817	301,915
Other revenue	135,232	192,603	177,842	25,866
Financial services income	1,562,992	3,015,256	4,996,302	726,682
Total operating revenue	4,338,686	5,582,189	7,596,896	1,104,923
Operating cost:
Cost of sales (including cost of goods purchased from a related party of RMB658,898, RMB530,605 and RMB614,766 for the years ended December 31, 2016, 2017 and 2018, respectively)	(2,894,025)	(2,634,142)	(2,440,613)	(354,972)
Funding cost	(491,695)	(792,170)	(898,028)	(130,613)
Processing and servicing cost	(114,323)	(223,916)	(324,005)	(47,125)
Provision for credit losses of financing receivables	(236,611)	(611,869)	(884,056)	(128,581)
Provision for credit losses of contract assets and service fees receivable	—	—	(38,254)	(5,564)
Total operating cost	(3,736,654)	(4,262,097)	(4,584,956)	(666,855)
Gross profit	602,032	1,320,092	3,011,940	438,068
Operating expenses:
Sales and marketing expenses	(376,313)	(405,505)	(589,983)	(85,809)
Research and development expenses	(127,317)	(235,292)	(320,165)	(46,566)
General and administrative expenses	(87,364)	(203,635)	(279,859)	(40,704)
Total operating expenses	(590,994)	(844,432)	(1,190,007)	(173,079)
Gain on guarantee liabilities, net	—	—	108,316	15,754
Interest expense, net	(48,343)	(75,517)	(23,059)	(3,354)
Investment-related impairment	(5,635)	(932)	(15,215)	(2,213)
Investment income	—	—	18,753	2,728
Change in fair value of financial guarantee derivatives, net	(5,942)	47,355	197,027	28,656
Others, net	(10,799)	28,013	1,773	258
(Loss)/income before income tax expense	(59,681)	474,579	2,109,528	306,818
Income tax expense	(58,258)	(234,227)	(132,222)	(19,231)
Net (loss)/income	(117,939)	240,352	1,977,306	287,587
Pre-IPO Preferred Shares redemption value accretion	(62,299)	(82,117)	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	(132,241)	—	—
Deemed dividend to a preferred shareholder	(42,679)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	1,977,306	287,587

Net (loss)/income per ordinary share
Basic	(2.01)	0.23	5.85	0.85
Diluted	(2.01)	0.18	5.45	0.79

Net (loss)/income per ADS
Basic	(4.03)	0.46	11.70	1.70
Diluted	(4.03)	0.37	10.90	1.59

Weighted average number of ordinary shares outstanding
Basic	110,647,199	113,620,774	337,883,964	337,883,964
Diluted	110,647,199	140,852,401	362,762,561	362,762,561

Share-based compensation expenses included in:
Processing and servicing cost	1,067	5,916	8,111	1,180
Sales and marketing expenses	4,009	6,611	18,223	2,650
Research and development expenses	9,068	17,089	33,169	4,824
General and administrative expenses	9,855	46,120	63,133	9,183

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(e)

Net (loss)/income	(117,939)	240,352	1,977,306	287,587
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	1,908	(31,893)	643	93
Total comprehensive (loss)/income	(116,031)	208,459	1,977,949	287,680

Net (loss)/income	(117,939)	240,352	1,977,306	287,587
Pre-IPO Preferred Shares redemption value accretion	(62,299)	(82,117)	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	(132,241)	—	—
Deemed dividend to a preferred shareholder	(42,679)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	1,977,306	287,587
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	1,908	(31,893)	643	93
Total comprehensive (loss)/income attributable to ordinary shareholders	(221,009)	(5,899)	1,977,949	287,680

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(In thousands, except for share and per share data)

	Pre-IPO Class A Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income/(Loss)	(Accumulated Deficit)/ Retained Earnings	Total Shareholders’ (Deficit)/Equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances as at December 31, 2015	110,647,199	68	—	—	—	—	—	103	15,034	(429,846)	(414,641)
Net loss	—	—	—	—	—	—	—	—	—	(117,939)	(117,939)
Share-based compensation expenses	—	—	—	—	—	—	23,999	—	—	—	23,999
Preferred shares redemption value accretion	—	—	—	—	—	—	(23,999)	—	—	(38,300)	(62,299)
Deemed dividend to a preferred shareholder	—	—	—	—	—	—	—	—	—	(42,679)	(42,679)
Appropriation to statutory reserves	—	—	—	—	—	—	—	1,900	—	(1,900)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	1,908	—	1,908
Balances as at December 31, 2016	110,647,199	68	—	—	—	—	—	2,003	16,942	(630,664)	(611,651)
Share issuance upon the initial public offering, net of issuance costs	—	—	24,000,000	16	—	—	612,835	—	—	—	612,851
Share issuance upon the conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	193,070,940	126	—	—	1,498,122	—	—	—	1,498,248
Share issuance upon the redesignation of Pre-IPO Class A Ordinary Shares into Class B Ordinary Shares	(110,647,199)	(68)	—	—	110,647,199	68	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	240,352	240,352
Share-based compensation expenses	—	—	—	—	—	—	75,736	—	—	—	75,736
Preferred shares redemption value accretion	—	—	—	—	—	—	(75,736)	—	—	(6,381)	(82,117)
Appropriation to statutory reserves	—	—	—	—	—	—	—	53,858	—	(53,858)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(31,893)	—	(31,893)
Balances as at December 31, 2017	—	—	217,070,940	142	110,647,199	68	2,110,957	55,861	(14,951)	(450,551)	1,701,526
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	209,542	209,542
Share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	—	—	3,600,000	2	—	—	95,123	—	—	—	95,125
Net income	—	—	—	—	—	—	—	—	—	1,977,306	1,977,306
Exercise and vesting of share-based awards	—	—	19,919,168	14	—	—	—	—	—	—	14
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	—	—	2,500,000	2	(2,500,000)	(2)	—	—	—	—	—
Share-based compensation expenses	—	—	—	—	—	—	122,636	—	—	—	122,636
Appropriation to statutory reserves	—	—	—	—	—	—	—	144,401	—	(144,401)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	643	—	643
Balances as at December 31, 2018	—	—	243,090,108	160	108,147,199	66	2,328,716	200,262	(14,308)	1,591,896	4,106,792

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net (loss)/income	(117,939)	240,352	1,977,306	287,587
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Accrued convertible loans interest expense	45,268	67,270	—	—
Amortization of debt issuance cost	10,880	4,597	2,332	339
Change in fair value of servicing rights	3,535	12,741	—	—
Share-based compensation expenses	23,999	75,736	122,636	17,837
Depreciation and amortization	4,586	18,859	30,398	4,421
Provision for credit losses of financing receivables	236,611	611,869	884,056	128,581
Provision for credit losses of contract assets and service fees receivable	—	—	38,254	5,564
Inventory impairment charges/(reversals)	1,688	1,764	(3,334)	(485)
Net change in fair value of financial guarantee derivatives	5,942	(47,355)	(197,027)	(28,656)
Net gain on guarantee liabilities	—	—	(108,316)	(15,754)
Deferred income tax	47,054	3,564	58,176	8,461
Investment-related impairment	5,635	932	15,215	2,213
Investment income	—	—	(18,753)	(2,728)
Share of results of an equity investee	1,640	2,028	—	—
Foreign exchange (gain)/ loss	—	(2,090)	4,876	709
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	(253,660)	231,840	219,450	31,918
Accrued interest receivable	(47,628)	(56,474)	46,679	6,789
Prepaid expenses and other current assets	(8,356)	(173,026)	(136,276)	(19,821)
Amounts due from related parties	1,487	1,726	9,447	1,374
Risk safeguard fund receivable	—	—	(534,112)	(77,683)
Contract assets and service fees receivable	—	—	(981,958)	(142,820)
Inventories	(65,097)	4,287	47,791	6,951
Other assets	—	(33,263)	4,071	592
Accounts payable	41,942	125,474	(62,329)	(9,065)
Amounts due to related parties	(84,411)	(92,597)	—	—
Accrued interest payable	66,831	156,453	(108,166)	(15,732)
Risk safeguard fund payable	—	—	587,471	85,444
Accrued expenses and other current liabilities	459,832	507,638	896,823	130,438
Net cash provided by operating activities	379,839	1,662,325	2,794,710	406,474

Cash flows from investing activities:
Cash paid on long-term investments	(13,333)	(2,832)	(120,000)	(17,453)
Purchases of property, equipment and software	(32,147)	(37,844)	(54,226)	(7,887)
Financing receivables originated (excluding receivables related to online direct sales)	(12,004,213)	(24,002,518)	(13,606,064)	(1,978,920)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	7,702,963	19,053,601	17,721,142	2,577,433
Placement of restricted time deposits	(9,000)	(10,850)	(604,736)	(87,955)
Withdrawal of restricted time deposits	—	12,500	267,874	38,961
Net cash (used in)/ provided by investing activities	(4,355,730)*	(4,987,943)*	3,603,990	524,179

Cash flows from financing activities:
Proceeds from borrowings	80,000	232,000	834,000	121,300
Principal payments on borrowings	(8,202)	(132,969)	(566,819)	(82,440)
Proceeds from Funding Debts	15,432,174	18,204,825	14,918,165	2,169,757
Principal payments on Funding Debts	(11,589,727)	(14,541,577)	(20,858,941)	(3,033,807)
Proceeds from issuances of convertible loans	654,680	—	—	—
Payment of debt issuance cost	(21,055)	(1,696)	(636)	(93)
Proceeds from initial public offering, net of issuance costs	—	651,250	—	—
Proceeds from share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	—	—	95,125	13,835
Exercise of share-based awards	—	—	14	2
Payment of initial public offering expenses	—	—	(38,399)	(5,585)
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	—	49,775	170,790	24,840
Repayment of liabilities to Pre-IPO Series C-1 preferred shareholders	—	(50,000)	(171,240)	(24,906)
Repurchase of Pre-IPO Preferred Shares	(87,923)	—	—	—
Net cash provided by/ (used in) financing activities	4,459,947	4,411,608	(5,617,941)	(817,097)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2016		2017		2018
	RMB		RMB		RMB	US$
						Note 2(e)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	6,718		(3,179)		(18,911)	(2,750)

Net increase in cash and cash equivalents and restricted cash	490,774	*	1,082,811	*	761,848	110,806

Cash and cash equivalents and restricted cash at beginning of the year	161,701	*	652,475	*	1,735,286	252,387
Including:
Cash and cash equivalents at beginning of the year	135,371		479,605		1,126,475	163,839
Restricted cash at beginning of the year	26,330		172,870		608,811	88,548

Cash and cash equivalents and restricted cash at end of the year	652,475	*	1,735,286	*	2,497,134	363,193
Including:
Cash and cash equivalents at end of the year	479,605		1,126,475		1,148,292	167,012
Restricted cash at end of the year	172,870		608,811		1,348,842	196,181

Supplemental disclosure of cash flows information
Cash paid for interest expense	1,132		4,580		25,468	3,704
Cash paid for income tax expense	—		57,924		185,015	26,909

Non-cash investing and financing activities
Pre-IPO Preferred Shares redemption value accretion	62,299		82,117		—	—
Conversion of convertible loans into Pre-IPO Preferred Shares	—		764,703		—	—
Conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—		1,498,248		—	—
Long-term investments financed by accrued expenses and other current liabilities	—		—		36,414	5,296

* Recast to reflect the adoption of Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (Note 2(p)).

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LexinFintech Holdings Ltd. (“Lexin” or the “Company”), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group offers online direct sales with installment payment terms and offers installment purchase loans and personal installment loans mainly through its retail and online consumer finance platform (“Platform”), www.fenqile.com, and its mobile application (“APP”) to young adults typically between the age of 18 and 36 (“Borrowers”) in the People’s Republic of China (“PRC”).

The Group addresses the Borrowers’ credit needs by offering installment purchase loans and personal installment loans. Installment purchase loans are loans offered to Borrowers who want to finance their online direct purchase from the Platform and APP with general terms between one month and thirty-six months. Personal installment loans are loans provided to Borrowers who have consumption needs (other than online direct purchase) with terms generally ranging from one month to thirty-six months.

The Group finances the loans to Borrowers through its own online investment platform, www.juzilicai.com and its APP, or Juzi Licai, by offering various investment programs (“Investment Programs”) that are backed by the loans to the individual investors (“Individual Investors”). The Group also finances the loans with proceeds from third-party commercial banks, consumer finance companies, other licensed financial institutions and partnering peer-to-peer lending platforms (collectively “Institutional Funding Partners”), and the establishment of consolidated trusts (“Trusts”) and issuance of asset-backed securitized debts.

As of December 31, 2018, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Trust A	August 31, 2017	Shenzhen, PRC	100%	Investment in loans through the Group’s Platform and APP
Trust B	December 27, 2017	Shenzhen, PRC	100%	Investment in loans through the Group’s Platform and APP
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Qianhai Juzi Information Technology Co., Ltd. (“Qianhai Juzi”)	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Shenzhen Tiqianle Network Technology Co., Ltd. (“Shenzhen Tiqianle”)	January 13, 2016	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Shenzhen Dingsheng Technology”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services

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

2014 Reorganization

In order to facilitate international financing for the Company, the Group underwent a reorganization (“2014 Reorganization”) from November 2013 to July 2014. In November 2013, the Company was incorporated under the Laws of the Cayman Islands to be an offshore holding company for the Group. In December 2013, Installment HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company. In July 2014, Beijing Shijitong was incorporated as a wholly owned subsidiary of Installment HK in the PRC.

To comply with PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Company obtained control over Shenzhen Fenqile and Beijing Lejiaxin through Beijing Shijitong by entering into a series of contractual arrangements with Shenzhen Fenqile, Beijing Lejiaxin and their shareholders in July 2014. These contractual arrangements include exclusive option agreements, power of attorney, exclusive business cooperation agreements, and equity pledge agreements. As a result of the 2014 Reorganization, Shenzhen Fenqile and Beijing Lejiaxin became the consolidated VIEs of the Group through the contractual arrangements described in Note 2(b). The Founding Shareholder, Tibet Xianfeng Huaxing, and Mr. Richard Qiangdong Liu are collectively referred to as the nominee shareholders. The nominee shareholders are defined as legal owners of an entity; however, the rights of the shareholders have been transferred to the Company through contractual arrangements.

Concurrently with the 2014 Reorganization, the Company completed its Pre-IPO Class B Ordinary Shares, Pre-IPO Series A-1 Preferred Shares and Pre-IPO Series A-2 Preferred Shares financing. The 2014 Reorganization was accounted for as a reorganization and the historical financial statements were presented on a carryover basis.

2016 Reorganization

In December 2015, Shenzhen Xinjie was incorporated by the Founding Shareholder as an investment holding company in the PRC. In March 2016, Shenzhen Xinjie acquired 73.33% equity interests of Shenzhen Fenqile by investing additional capital in Shenzhen Fenqile to better structure the Group, and the remaining equity interests were still held by the same nominee shareholders (“2016 Reorganization”). In January 2016, Shenzhen Xinjie established a subsidiary Shenzhen Tiqianle to offer online direct sales and online consumer finance services. In January 2016, Qianhai Dingsheng was incorporated by the Founding Shareholder (90%) and Shenzhen Xinjie (10%) to conduct financial technology services business.

The Company obtained control over Shenzhen Xinjie and Qianhai Dingsheng through Beijing Shijitong in December 2015 and January 2016 respectively by entering into a series of contractual arrangements with Shenzhen Xinjie, Qianhai Dingsheng and the Founding Shareholder. These contractual arrangements include exclusive option agreements, power of attorney, exclusive business cooperation agreements, and equity pledge agreements. As a result of the 2016 Reorganization, Shenzhen Xinjie and Qianhai Dingsheng became the consolidated VIEs of the Group through the contractual arrangements described in Note 2(b) and the Company’s ability to control Shenzhen Fenqile remains unchanged. Shenzhen Fenqile then became one of the subsidiaries of Shenzhen Xinjie.

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

In August 2018, Mengtian Technology, which previously was a subsidiary of one of the Company’s VIEs, became a consolidated VIE by entering into a series of contractual arrangements with its nominee shareholders and Shenzhen Lexin Software as described in Note 2(b).

Management concluded that the Company is entitled to substantially all of the economic benefits from the VIEs and is obligated to absorb all of their expected losses. As such, the Company is the ultimate primary beneficiary of the VIEs and shall consolidate the financial results of these VIEs and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the basis of consolidation.

Initial Public Offering

On December 26, 2017, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Market in the United States of America. In this offering, 12,000,000 American Depositary Shares (“ADSs”), representing 24,000,000 Class A ordinary shares (“Class A Ordinary Shares”), were issued and sold to the public at a price of US$9.00 per ADS.

Immediately prior to the completion of the IPO, in accordance with the written resolutions passed by the board of directors of the Company and its shareholders in October 2017 (“October 2017 Resolutions”), all of 110,647,199 shares of issued and outstanding Pre-IPO Class A Ordinary Shares were automatically redesignated into Class B Ordinary Shares on a one-for-one basis. All of 193,070,940 shares of issued and outstanding Pre-IPO Class B Ordinary Shares, Pre-IPO Series A-1 Preferred Shares, Pre-IPO Series A-2 Preferred Shares, Pre-IPO Series B-1 Preferred Shares, Pre-IPO Series B-2 Preferred Shares, Pre-IPO Series C-1 Preferred Shares, and Pre-IPO Series C-2 Preferred Shares (collectively, “Pre-IPO Preferred Shares”) were automatically converted and redesignated into Class A Ordinary Shares on a one-for-one basis. In addition, the authorized share capital of the Company was increased from US$50,000 divided into 500,000,000 shares with par value of US$0.0001 each, to US$500,000 divided into 5,000,000,000 shares with par value of US$0.0001 each, of which (i) 1,889,352,801 shares were designated as Class A Ordinary Shares; (ii) 110,647,199 shares were designated as Class B Ordinary Shares; and (iii) 3,000,000,000 shares were designated as Reserved Shares, with rights preferences and privileges as set forth in the Sixth Amended and Restated Memorandum and Articles of Association of the Company effective immediately prior to the completion of the IPO.

In January 2018, the underwriters of the Company’s IPO exercised the options to purchase an additional 1,800,000 ADSs, representing 3,600,000 Class A Ordinary Shares, par value US$0.0001 per share, of the Company to cover over-allotments in full. The net proceeds in connection with 1,800,000 ADSs received by the Company was RMB95.1 million (US$14.7 million), which represents a total gross capital raise of RMB105.2 million (US$16.2 million) less underwriting discounts and commissions and offering expenses in the aggregate amount of RMB10.1 million (US$1.5 million).

2. SIGNIFICANT ACCOUNTING POLICIES

(a)         Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Revision of previously announced unaudited financial statements for the year ended December 31, 2018

The Group revised its unaudited consolidated balance sheets as previously announced through press release filed on Form 6-K in March 15, 2019, to reflect classification adjustments (“Classification Adjustments”) of short-term Funding Debts and long-term Funding Debts as of December 31, 2018. The Classification Adjustments had no impact on the Group’s results of operations and cash flows for the year ended December 31, 2018, or the line items of the Consolidated Balance Sheets other than short-term Funding Debts and Long-term Funding Debts as of December 31, 2018. This revision was not material to the previously announced unaudited financial statements taken as a whole based on assessment under relevant guidance.

The impact of the Classification Adjustments on the line items within the Group’s Consolidated Balance Sheets as of December 31, 2018 is as follows:

	As of December 31, 2018
	As previously announced in press release	Revision	As revised
	(RMB in thousands)
Short-term Funding debts	4,393,834	252,207	4,646,041
Long-term Funding debts	410,094	(252,207)	157,887

(b)         Basis of consolidation

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

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

VIE Companies (excluding the consolidated Trusts and asset-backed securitized debts as discussed in Note 2(f))

a.                                      Contractual Agreements with VIEs

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Company’s relevant PRC subsidiaries entered into with the VIEs and their nominee shareholders. Through the Contractual Agreements, the VIEs are effectively controlled by the Company.

Exclusive Option Agreements.  Pursuant to the Exclusive Option Agreements, the nominee shareholders of the VIEs have irrevocably granted the Group’s relevant PRC subsidiaries an exclusive option to purchase all or part of their respective equity interests in the VIEs. The purchase price shall be the lowest price permitted by law. Without prior written consent of the Group’s relevant PRC subsidiaries, the VIEs shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets and equity interests in VIEs, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on their business. These agreements will remain effective until the Group’s relevant PRC subsidiaries and/or any third party designated by the Group’s relevant PRC subsidiaries have acquired all equity interests of the VIEs from their respective nominee shareholders.

Power of Attorney.  Pursuant to the Power of Attorney, each nominee shareholder of the VIEs irrevocably authorizes the Group’s relevant PRC subsidiaries to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interests in the VIEs, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Exclusive Business Cooperation Agreements.  Pursuant to these Exclusive Business Cooperation Agreements, the Group’s relevant PRC subsidiaries have the exclusive right to provide the VIEs with comprehensive business support, technical support and consulting services. Without prior written consent of the Group’s relevant PRC subsidiaries, the VIEs shall not accept any services covered by these agreements from any third party. The VIEs agree to pay service fees in an amount determined by the Group’s relevant PRC subsidiaries based on respective profits calculated as operating revenue minus operating cost of the VIEs for the relevant period on a yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. The Group’s relevant PRC subsidiaries own the intellectual property rights arising out of the services performed under these agreements. Unless the Group’s relevant PRC subsidiaries terminate these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by the Group’s relevant PRC subsidiaries through a 30-day advance written notice, the VIEs have no right to unilaterally terminate these agreements. The Group’s relevant PRC subsidiaries are entitled to substantially all of the economic benefits of the VIEs.

Loan Agreements.  Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries have granted loans to the relevant nominee shareholders of the VIEs solely for the purpose of providing funds necessary for capital injection into the VIEs to operate their respective businesses. Pursuant to these loan agreements, the nominee shareholders can only repay the loans by the transfer of all their equity interests in the VIEs to the Group’s relevant PRC subsidiaries. The nominee shareholders of the VIEs must pay all of the proceeds from transfer of such equity interests to the Group’s relevant PRC subsidiaries. In the event that the nominee shareholders transfer their equity interests to the Group’s relevant PRC subsidiaries or their designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to the Group’s relevant PRC subsidiaries as the loan interest. The loans must be repaid immediately when permitted by PRC laws at the request of the Group’s relevant PRC subsidiaries. Term of both loans is ten years and will be extended automatically for another ten years on each expiration.

Equity Pledge Agreements.  Pursuant to these Equity Pledge Agreements, each nominee shareholder of the VIEs has pledged all of his, her or its respective equity interests in the VIEs to the Group’s relevant PRC subsidiaries to guarantee the performance by such nominee shareholder and the VIEs of their respective obligations under the Exclusive Option Agreements, the Power of Attorney, the Loan Agreements, where applicable, and the Exclusive Business Cooperation Agreements, and any amendment, supplement or restatement to such agreements. If the VIEs or any of their nominee shareholders breach any obligations under these agreements, the Group’s relevant PRC subsidiaries, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the nominee shareholders of the VIEs agrees that before his, her or its obligations under the Contractual Agreements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of the Group’s relevant PRC subsidiaries. These Equity Pledge Agreements will remain effective until the VIEs and their nominee shareholders discharge all their respective obligations under the Contractual Agreements.

In April 2015, the Contractual Agreements between Beijing Shijitong and Shenzhen Fenqile were restated to reflect the replacement of Tibet Xianfeng Huaxing with its affiliated entity, Tibet Xianfeng Changqing Start-up Investment and Management Co., Ltd. (formerly known as Tibet Xianfeng Management Consultation Co., Ltd.), as a nominee shareholder of Shenzhen Fenqile. In March 2016, the Contractual Agreements between Beijing Shijitong and Shenzhen Fenqile were restated to reflect the 2016 Reorganization. These changes had no impact on the Group’s effective control over Shenzhen Fenqile, and therefore had no impact on the consolidated financial statements.

In March 2017, the Contractual Agreements between Beijing Shijitong and Qianhai Dingsheng were restated to reflect the replacement of the Founding Shareholder with two employees nominee shareholders of Qianhai Dingsheng. In April and May 2017, the Contractual Agreements between Beijing Shijitong and Qianhai Dingsheng were restated to reflect the Loan Agreements entered into between Beijing Shijitong and the nominee shareholders of Qianhai Dingsheng, and Beijing Shijitong and the nominee shareholders of Shenzhen Xinjie, respectively. These changes had no impact on the Group’s effective control over Qianhai Dingsheng and Shenzhen Xinjie, and therefore had no impact on the consolidated financial statements.

b.                                      Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries and can have assets transferred out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB3,342.5 million as of December 31, 2018. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through its VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIEs and their respective nominee shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect on January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Given that the Foreign Investment Law is new, substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIEs will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded.

The Company’s ability to control the VIEs also depends on the power of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

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

Summary of Financial Information of the Group’s VIEs

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the VIEs (including the consolidated Trusts and asset-backed securitized debts) and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated:

	As of December 31,
	2017	2018
	(RMB in thousands)
Total assets	14,453,386	12,113,439
Total liabilities	14,730,440	10,261,397

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Total operating revenue	4,338,686	5,582,189	7,596,896
Net (loss)/income	(89,726)	(7,905)	1,088,805

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Net cash provided by operating activities	360,790	1,652,267	2,158,663
Net cash (used in)/provided by investing activities	(4,351,628)	(4,971,765)	3,783,432
Net cash provided by/(used in) financing activities	4,450,392	3,851,583	(4,540,746)
Net increase in cash and cash equivalents and restricted cash	459,554	532,085	1,401,349
Cash and cash equivalents and restricted cash at beginning of the year	69,146	528,700	1,060,785
Cash and cash equivalents and restricted cash at end of the year	528,700	1,060,785	2,462,134

(c)          Use of estimates

The preparation of the Group’s consolidated financial statements is in conformity with the U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statement and reported revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to (i) revenue recognition; (ii) fair value of financial guarantee derivative liabilities; (iii) valuation and recognition of share-based compensation expenses; (iv) provision for income tax and valuation allowance for deferred tax assets; (v) provision for credit losses of financing receivables, contract assets, and service fees receivable; (vi) determination of fair value of long-term investments, (vii) determination of the fair value of Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares. Actual results could materially differ from these estimates.

(d)         Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is United States dollars (“US$”) and the functional currencies of the PRC entities in the Group are RMB.

In the consolidated financial statements, the financial information of the Company and its subsidiaries incorporated in Hong Kong have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments, and are shown as a component of accumulated other comprehensive income/(loss) on the Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity and a component of other comprehensive income/(loss) on the Consolidated Statements of Comprehensive (Loss)/Income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in “Others, net” on the Consolidated Statements of Operations.

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive (Loss)/Income for the years ended December 31, 2016, 2017 and 2018 were gain of RMB1.9 million, loss of RMB31.9 million, and gain of RMB0.6 million, respectively. Foreign currency exchange gain or loss recorded was immaterial for each of the periods presented.

(e)          Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss)/Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(f)            Presentation for on- and off-balance sheet loans

The Group finances the loans with the proceeds from various funding parties, which primarily include: (1) the Individual Investors on Juzi Licai; (2) the Institutional Funding Partners; (3) third-party investors of the consolidated Trusts and asset-backed securitized debts. Depending on the arrangements among the Group, the Borrowers and the funding parties, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans”, where applicable.

On-balance sheet loans

(a)         Loans funded by the Individual Investors on Juzi Licai under the Old Model (as defined hereinafter) or certain Institutional Funding Partners

For loans funded by the proceeds from the Group’s own online investment platform Juzi Licai under the Old Model (as defined hereinafter), which offers the Individual Investors various Investment Programs with different terms and estimated rates of return, or from certain Institutional Funding Partners, the Group’s roles include: (1) collecting the investment principal from the Individual Investors or Institutional Funding Partners and lending the funds to the Borrowers, (2) collecting monthly repayment from the Borrowers and repaying the Individual Investors or Institutional Funding Partners according to the terms (i.e. interest rate and scheduled repayment dates) of respective Investment Programs or agreements (“Investment Agreements”) between the Individual Investors or Institutional Funding Partners and the Group.

The Group noted that the terms of the underlying loan agreements between the Individual Investors or Institutional Funding Partners and the Borrowers (“Underlying Loan Agreements”) do not necessarily match the terms of the Investment Programs or Agreements. The mismatch is mainly due to the fact that some Individual Investors or Institutional Funding Partners may invest in the programs that have shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the Individual Investors choose or the Investment Agreements the Institutional Funding Partners entered into with the Group, the investing periods could be as short as one week and as long as thirty-six months. Pursuant to the Investment Programs or Agreements, the Individual Investors or Institutional Funding Partners agree on a rate of return with the Group which is normally lower than the coupon interest rate stipulated in the Underlying Loan Agreement, given the shorter periods of those Investment Programs or Agreements. The Group considers the terms of the Investment Programs or Agreements, which drive the return of the investments, and concludes the Group has liabilities to the Individual Investors or Institutional Funding Partners when the underlying loans are funded. Accordingly, the Group is considered as the primary obligor to the Individual Investors or Institutional Funding Partners in the lending relationship and therefore records the liabilities to the Individual Investors or Institutional Funding Partners as “Funding Debts” (Note 2(j)) on its Consolidated Balance Sheets. The underlying loans are recorded as “Financing receivables, net” on the Consolidated Balance Sheets.

Quality assurance program on Juzi Licai

In July 2017, the Group established a quality assurance program (“QAP”) with the purposes of providing make-up payments to the Individual Investors on Juzi Licai when the Borrowers fail to satisfy their principal or interest repayment obligations. A portion of each monthly repayment by the Borrower equal to a certain percentage of the outstanding principal balance of the loan was transferred to a third-party custody bank account. The Group reserved the right to revise this percentage upwards or downwards from time to time. The QAP only applied to loans funded by the Individual Investors under the Old Model on or after July 7, 2017.

Considering that the loans covered by the QAP were accounted for as on-balance sheet loans, the Group was obligated to repay the Individual Investors for all amounts of principal and future interests regardless of whether the QAP was implemented or not. The Group determined that there were no additional liabilities to be recognized in addition to the principal and interests due to the Individual Investors recorded as “Funding Debts” (Note 2(j)) and “Accrued interest payable” on its Consolidated Balance Sheets. The quality assurance funds set aside under the QAP through custody bank accounts were recorded as “Restricted cash” on its Consolidated Balance Sheets. The Group applied the same process and methodology to evaluate the creditworthiness and collectability of the loan portfolio covered by the QAP on a pooled basis, mainly based on delinquency levels and historical charge-offs.

(b)         Loans funded by establishment of the consolidated Trusts and issuance of asset-backed securitized debts

The Group establishes business relationships with Trusts from time to time. Pursuant to applicable arrangements, the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or other third-party investors for the purposes of providing returns to the beneficiary of the Trusts. Since these Trusts only invest in financing receivables generated from the Group’s Platform and APP, the Group has power to direct the activities of the Trusts. The Group has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under Accounting Standards Codification (“ASC”) 810, Consolidation.

The Group created an asset-backed securitization plan (“ABS Plan”) with a final maturity of January 2018 in December 2015 and securitized its financing receivables arising from online direct sales through transfer of those assets to the ABS Plan. The ABS Plan then issued debt securities to third-party investors and was considered a consolidated VIE under ASC 810, Consolidation.

Therefore, loans funded by the consolidated Trusts and asset-backed securitized debts remain at the Group and are recorded as “Financing receivables, net” on the Consolidated Balance Sheets. The proceeds received from third-party investors of the consolidated Trusts and asset-backed securitized debts are recorded as Funding Debts (Note 2(j)). Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Off-balance sheet loans

(a)         Loans funded by the Individual Investors on Juzi Licai under the New Model (as defined hereinafter)

In late April 2018, the Group made some adjustments to its business model for new loans funded by the Individual Investors on Juzi Licai (the “New Model”, and the “Old Model” refers to the business model of Juzi Licai before such adjustments). Under the New Model, the Group’s roles include: (1) matching the borrowing requests from the Borrowers with the Individual Investors on Juzi Licai, (2) processing monthly repayment from the Borrowers according to the terms of the Underlying Loan Agreements through third-party custodian bank accounts, and (3) providing ongoing management services to the Individual Investors over the terms of respective Investment Programs.

Under the New Model, the Group acts as an intermediary between the Borrower and the Individual Investors. Pursuant to the Underlying Loan Agreement and the Investment Programs, the Individual Investors are entitled to all the interests generated from the underlying loans. Such interests are not generated until the lending relationship has been established between the Borrowers and the Individual Investors, as the lenders, upon entering into the Underlying Loan Agreements. The existing Individual Investor cannot exit from any lending relationship of outstanding loan unless the underlying loan is fully repaid or the outstanding loan principal with the remaining term is successfully re-matched with other Individual Investors. The Group provides ongoing matching and re-matching services to the Individual Investors over the terms of respective Investment Programs while it does not have any obligations to ensure such successful re-matching.

The Group considers the terms of the Underlying Loan Agreements and the Investment Programs under the New Model and concludes that the Group is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record financing receivables arising from these loans nor Funding Debts to the Individual Investors.

Risk safeguard scheme on Juzi Licai

Under the New Model, the Group has ceased offering the QAP for loans funded by the Individual Investors on Juzi Licai. Instead, the Group entered into a cooperation agreement with an independent third-party guarantee company (the “Guarantee Company”), to set up a new investor protection program called the Risk Safeguard Scheme (“RSS”). The purpose of the RSS is to provide make-up payments to the Individual Investors on Juzi Licai when the Borrowers default. The RSS only applies to loans newly funded under the New Model, and requires the Borrowers to contribute to the RSS to protect the Individual Investors. By default, all Borrowers enroll in the RSS when the Underlying Loan Agreements are entered into.

Pursuant to the Underlying Loan Agreement, the Borrower agrees to enroll in the RSS and pay the guarantee fee (the “Guarantee Fee”) into the guarantee fund special account (“Risk Safeguard Fund”) and the relevant guarantee service fees to the Guarantee Company. Accordingly, a certain amount of each monthly repayment from the Borrowers, equal to a certain percentage of the outstanding principal balance of each loan, shall be transferred to the Risk Safeguard Fund. The Group has the discretion in determining the percentage, i.e. the amount of the Guarantee Fee, to be paid by the participating Borrowers. The amount of make-up payments is limited to the available balance of the Risk Safeguard Fund. If the Risk Safeguard Fund become insufficient to pay back all Individual Investors with defaulted loans, these Individual Investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time the Risk Safeguard Fund are replenished, at which time a distribution will again be made to all Individual Investors with those defaulted loans. The participation of the Risk Safeguard Fund is not refundable, even if there is no default of loans. Therefore, the Group concluded that it is the primary obligor in providing the guarantee services and records its obligations associated with the RSS in accordance with ASC 460, Guarantees as discussed in Note 2(l). The balance of Risk Safeguard Fund is recorded as “Restricted cash” on its Consolidated Balance Sheets.

(b)         Loans funded by certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies

For loans funded by the proceeds from certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies, each underlying loan and Borrower has to be approved by the third-party commercial banks or consumer finance companies individually. Once the loan is approved by and originated by the third-party commercial bank or consumer finance company, the fund is provided by the third-party commercial bank or consumer finance company to the Borrower and a lending relationship between the Borrower and the third-party commercial bank or consumer finance company is established through a loan agreement. Effectively, the Group offers loan facilitation and matching services to the Borrowers who have credit needs and the commercial banks or consumer finance companies who originate loans directly to Borrowers referred by the Group. The Group continues to provide account maintenance, collection, and payment processing services to the Borrowers over the term of the loan agreement. At the same time, the Group also provides a financial guarantee on the principal and the accrued interest repayment of the defaulted loans in case of Borrowers’ defaults, and full interest repayment under the original terms in the event that Borrowers early repay their loans. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record financing receivables arising from these loans nor Funding Debts to the third-party commercial banks or consumer finance companies. Separately, the Group accounts for the financial guarantee provided as discussed in Note 2(m).

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for any charge-offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables. The Group recognizes interest and financial services income over the terms of the financing receivables using the effective interest rate method. Refer to Note 2(n) for details. For financing receivables initially generated from online sales with installment payment terms on the Group’s Platform or APP, if they are subsequently funded by on-balance sheet loans, the Group considers that the financing receivables are not settled or extinguished, and therefore continues to account for these financing receivables according to the installment payment terms. If the financing receivables are subsequently funded by off-balance sheet loans, the Group considers that these financing receivables are settled and extinguished with the proceeds from the off-balance sheet loans as facilitated by the Group.

(g)         Provision for credit losses

The Group has the following types of financial assets that are subject to credit losses of the customers: financing receivables, contract assets, service fees receivable, and Risk Safeguard Fund receivable.

The Group assesses the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on delinquency levels and historical charge offs of respective underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the Borrowers. The Group considers location, education background, income level, outstanding external borrowings, and external credit references when assigning Borrowers into different credit risk levels. Also, each portfolio of respective financial asset subject to credit losses within each credit risk level consists of individually small amount of on- and off-balance sheet loans. In the consideration of above factors, the Group determines that each portfolio of respective financial asset subject to credit losses within each credit risk level is homogenous with similar credit characteristics.

The Group’s provision for credit losses of financial assets is calculated separately within each credit risk level of the Borrowers, taking into considerations of flexible repayment options of the underlying on- and off-balance sheet loans, where applicable. For each credit risk level, the Group estimates the expected loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the applicable outstanding balances of respective financial assets within that level to determine the provision for credit losses for each reporting period. In addition, the Group considers other general economic conditions, if any, when determining the provision for credit losses.

(h)         Accrued interest receivable

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

(i)            Nonaccrual financing receivables and charged-off financing receivables

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

(j)            Funding Debts

For the proceeds received from the Individual Investors on Juzi Licai, and other funding partners, including certain Institutional Funding Partners and the third-party investors of the consolidated Trusts, and the issuance of asset backed securitized debts, to fund the Group’s on balance sheet loans, the Group records them as funding debts (“Funding Debts”) on its Consolidated Balance Sheets.

(k)         Accrued interest payable

Accrued interest payable is calculated based on the contractual interest rates of Funding Debts.

(l)            Risk Safeguard Fund receivable and payable

For the off-balance sheet loans funded by the Individual Investors on Juzi Licai, the obligations associated with the Risk Safeguard Fund are comprised of two components: (i) ASC 460 component; and (ii) ASC 450 component.

In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Accordingly, the Risk Safeguard Fund payable is measured at fair value at inception and reduced as the Group is released from the underlying risk, i.e., as the underlying loan is repaid by the Borrower or when the Individual Investor is compensated in the event of a Borrower’s default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The fair value of the guarantee associated with the Risk Safeguard Fund recorded at inception of the loans is estimated using a discounted cash flow model to its expected net payouts from the Risk Safeguard Fund, and also by incorporating a markup margin.

The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the Risk Safeguard Fund, measured using the guidance in ASC 450, Contingencies. The ASC 450 contingent component considers the actual and expected performance of the loans on a pool basis when estimating the contingent liability.

Subsequent to initial recognition, the Risk Safeguard Fund payable is measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. ASC 460 does not prescribe a method for subsequently measuring and recording the noncontingent guarantee liability. However, as stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each monthly payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. Risk Safeguard Fund payable is recognized by a systematic and rational amortization method, i.e. over the terms of the underlying loans, as “Gain on guarantee liabilities, net” on the Consolidated Statements of Operations. At the end of each reporting period, on a portfolio basis, when the aggregate contingent liability required to be recognized under ASC 450 exceeds the balance of Risk Safeguard Fund payable, the Group records the excess against “Gain on guarantee liabilities, net” on its Consolidated Statements of Operations.

Risk Safeguard Fund receivable is recognized and measured at inception at fair value. For loans with original terms greater than 12 months, the Group determines a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, was used in adjusting the Risk Safeguard Fund receivable at inception. Interest income resulting from the significant financing component is recorded as “Interest and financial services income” on the Consolidated Statements of Operations.

At each reporting date, the Group assesses whether there is any indicator of impairment to the Risk Safeguard Fund receivable as discussed in Note 2(g). An impairment loss is recorded if the carrying amounts of the Risk Safeguard Fund receivable exceed the expected collections.

The following table sets forth the activities of the Group’s obligations associated with the Risk Safeguard Fund for the year ended December 31, 2018:

For the Year Ended December 31,
2018
(RMB in thousands)
Opening balances	—
Fair value of Risk Safeguard Fund payable at inception of new loans	782,477
Release of Risk Safeguard Fund payable upon the Borrowers’ repayment	(196,332)
Contingent liability	65,137
Payouts during the year	(454,126)
Recoveries during the year	259,120
Ending balances	456,276

(m)      Guarantee derivative liabilities

For the off-balance sheet loans funded by certain other Institutional Funding Partners such as third-party commercial banks or consumer finance companies, the Group is obligated to compensate the commercial banks or consumer finance companies for the principal and interest repayment of the defaulted loans in case of Borrowers’ default, and full interest repayment according to the loan terms in the event that the Borrowers early repay their loans. Therefore, the Group effectively provides guarantees to the commercial banks or consumer finance companies that include credit risk and prepayment risk.

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

As the guarantee provided by the Group does not solely reimburse these commercial banks or consumer finance companies for failure of the Borrowers to satisfy required payment obligations, but also the future interest in the event of early repayment by the Borrowers, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC 815, Derivatives and Hedging, and are recognized on the Consolidated Balance Sheets as either assets or liabilities and recorded at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and remeasured at fair value on an ongoing basis in accordance with ASC 820, Fair Value Measurement. Therefore, the financial guarantee derivative liabilities will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivative liabilities is determined by the Group based on a discounted cash flow model, with reference to estimates of cumulative default rates, margins on cost of comparable companies and discount rates, using industry standard valuation techniques with the assistance of an independent valuation firm.

(n)         Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method for all contracts not completed as of the date of adoption.

The Group considered relevant accounting guidance and concluded that arrangements for its on-balance sheet loans are out of scope of ASC 606. Therefore, “Interest and financial services income” and “Other revenue” included in “Financial services income” on the Consolidated Statements of Operations should continue to be accounted for in accordance with ASC 310, Receivables. Other revenue streams for the year ended December 31, 2018 were presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services, net of value-added tax. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. For considerations with original payment terms greater than 12 months, the Group determines a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, is used in adjusting the consideration at inception for revenue recognition. Interest income resulting from a significant financing component is recorded as “Interest and financial services income” on the Group’s Consolidated Statements of Operations.

The Group recognized a cumulative effect of approximately RMB209.5 million as an increase to the opening balances of retained earnings on January 1, 2018, as a result of the initial application of ASC 606. For the year ended December 31, 2018, the adoption of ASC 606 resulted in an increase in operating revenue of approximately RMB826.1 million as compared with ASC 605, Revenue Recognition, that was in effect in prior periods. The impact primarily resulted from the earlier recognition of revenue under ASC 606 for “Loan facilitation and servicing fees” collectible in monthly installments related to the Group’s off-balance sheet loans. The Group provides the loan facilitation and matching services and post-origination services as multiple deliverable arrangements. Under ASC 605, service fees collectible in monthly installments were considered contingent and, therefore, were not allocable to different deliverables until the contingency was resolved (i.e., upon receipt of the monthly service fees). Under ASC 606, service fees collectible in monthly installments are considered variable consideration which is contingent on a future event occurring. The Group considers the constraint on variable consideration and only recognizes revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Revenue is recognized when each of the performance obligations is satisfied at a point in time or over time separately using the total estimated consideration allocated to the different performance obligations based on their relative fair value. Revenue from loan facilitation and matching services is recognized upon successful matching of the Borrowers with various funding parties, and revenue from post-origination services is recognized over the terms of the related contracts.

The following table sets forth the cumulative effect of the changes on the Group’s Consolidated Balance Sheet as of January 1, 2018 due to the adoption of ASC 606:

	As of December 31, 2017	Adjustments due to the Adoption of ASC 606	As of January 1, 2018
	(RMB in thousands)
ASSETS
Contract assets and service fees receivable, net	—	294,373	294,373
Deferred tax assets	38,841	(18,540)	20,301

LIABILITIES
Accrued expenses and other current liabilities	1,611,029	11,581	1,622,610
Deferred tax liabilities	—	54,710	54,710

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Accumulated deficit)/Retained earnings	(450,551)	209,542	(241,009)

The following table sets forth the cumulative effect of the changes on the Group’s Consolidated Balance Sheet as of December 31, 2018 due to the adoption of ASC 606:

	As of December 31, 2018	Balances without the Adoption of ASC 606	Effect of Change
	(RMB in thousands)
ASSETS
Contract assets and service fees receivable, net	1,238,077	132,079	1,105,998
Deferred tax assets	94,598	102,737	(8,139)

LIABILITIES
Accrued expenses and other current liabilities	2,145,689	2,110,354	35,335
Deferred tax liabilities	187,183	—	187,183

SHAREHOLDERS’ EQUITY
Retained earnings	1,591,896	716,555	875,341

The following table sets forth the impact on the Group’s Consolidated Statements of Operations for the year ended December 31, 2018 due to the adoption of ASC 606:

	For the Year Ended December 31, 2018
	As Reported under ASC 606	Amounts without the Adoption of ASC 606	Effect of Change
	(RMB in thousands)
Operating revenue:
Interest and financial services income	2,742,643	2,732,764	9,879 *
Loan facilitation and servicing fees	2,075,817	1,259,571	816,246
Financial services income	4,996,302	4,170,177	826,125
Total operating revenue	7,596,896	6,770,771	826,125
Operating cost:
Provision for credit losses of contract assets and service fees receivable	(38,254)	—	(38,254)
Total operating cost	(4,584,956)	(4,546,702)	(38,254)
Gross profit	3,011,940	2,224,069	787,871
Income before income tax expense	2,109,528	1,321,657	787,871
Income tax expense	(132,222)	(10,150)	(122,072)
Net income	1,977,306	1,311,507	665,799

* RMB9.9 million of interest and financial services income was recognized resulting from significant financing components of considerations for certain loan facilitation and servicing arrangements.

The Group determined that, for “Online direct sales and services income” on the Consolidated Statements of Operations, the adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition, and (ii) the presentation of revenue as gross versus net.

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

Online direct sales and services

Online direct sales

The Group engages in the online direct sales of electronic products, and to a lesser extent, home appliance products and general merchandise products with installment payment terms mainly through its retail website www.fenqile.com and its APP.

Online direct sales revenues are recognized at point-in-time when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. For arrangements where the Group controls the goods or services before they are transferred to the customers as a principal, as it is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has discretion in establishing prices, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. The goods or services are generally sold with a right of return, which is accounted for as variable consideration when determining the amount of revenue to recognize. Return allowances are estimated based on historical experiences and insignificant for all of the periods presented.

For these transactions, the Group generates financing receivables due from the Borrowers who place orders. The online direct sales revenues and related financing receivables are accounted for as sales of products or services to the Borrowers with extended payment terms and recorded at present value of the contractual cash flows when the Group’s performance obligations are satisfied.

The financing receivables initially generated from online direct sales may be subsequently funded with the proceeds from on- or off-balance sheet loans as discussed in Note 2(f).

Services and others

The Group offers quarterly or annual membership packages to the subscribing members with access to benefits of sales of products and services on the Group’s Platform and APP that represent a single stand-ready obligation, in exchange for upfront premium membership fees. The receipt of premium membership fees is initially recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” and membership fees are recognized ratably over the terms of the membership packages as the Group’s performance obligation is satisfied over time.

The Group also operates an online marketplace that enable third-party sellers to sell their products to customers with installment payment terms. The Group charges the third-party sellers a fixed rate commission fee based on the sales amount for the services rendered. Revenues are recognized at point-in-time when the underlying transactions are completed, i.e., upon acceptance of the underlying goods or services by the Borrowers. In accordance with ASC 606-10-55-39, the Group recognizes the commission fees as revenues from the third-party sellers on a net basis, as the Group is acting as an agent and does not have general inventory risk or does not have discretion to establish prices. For these transactions whereby the Group pays to the third-party sellers on behalf of the Borrowers, the Group generates financing receivables due from the Borrowers, which may be subsequently funded with the proceeds from on- or off-balance sheet loans as discussed in Note 2(f).

Financial services

Interest and financial services income

The Group generates interest and financial services income from its financing receivables.

Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Origination fees collected on the first repayment date, normally one month after the origination of personal installment loans, are recorded as a component of financing receivables, on the Consolidated Balance Sheets. Deferred origination fees are recognized over the terms of personal installment loans. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Borrowers as well as the relatively small amount of each individual financing receivable, the Group determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” in the Consolidated Statements of Operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Loan facilitation and servicing fees

With respect to the off-balance sheet loans, the Group does not record financing receivables arising from these loans nor Funding Debts to the funding parties. The Group earns loan facilitation and servicing fees from these arrangements.

Revenues from loan facilitation and matching and post-origination services

The Group provides intermediary services to the Borrowers and funding parties, as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee. The Group has assessed all these services and concludes that loan facilitation and matching services and post-origination services are distinct and therefore are separate performance obligations. The financial guarantee is within the scope of ASC 815, Derivatives and Hedging or ASC 460, Guarantees, where applicable, and recorded at fair value at inception of the loans. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. The Group primarily uses the expected cost plus a margin approach to determine the relative standalone selling price as a result of the adoption of ASC 606.

Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the borrowing requests from the Borrowers with the funding parties, as the lenders. Revenues from post-origination services are recognized ratably over the terms of the underlying loans as this performance obligation is satisfied over time.

Revenues from Investment Program management services

The Group provides ongoing management services to the Individual Investors pursuant to the Investment Programs under the New Model, including (i) initial matching of the investment funds from the Individual Investors and (ii) continuous re-matching of the monthly repayment from the Borrowers with any new borrowing requests to generate investment returns for the Individual Investors over the terms of the Investment Programs.

The customers (i.e. the Individual Investors) simultaneously receive and consume the benefits provided by the Group’s performance throughout the terms of the Investment Programs. The Group concludes that the ongoing management services is a distinct service being provided over the time in accordance with ASC 606, therefore the revenues from Investment Program management services are recognized over the terms of the Investment Programs, using a straight-line method. The Group considers the options to the Individual Investors to renew the contract term of Investment Programs to purchase additional future services with a lower service fee rate, if any, as a material right to customers therefore is a separate performance obligation. The transaction price allocated to such options are deferred to be recognized as revenues when the relevant future services are transferred or when the options expire. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. The Group determines the relative standalone selling price of such options primarily based on historical data of the discounts that the customers obtain from exercising such options.

Other revenue

Other revenue includes fees collected for prepayment and late payment for on-balance sheet loans, which is calculated as a certain percentage of interest over the prepaid principal loan amount in case of prepayment or a certain percentage of past due amounts in case of late payment.

Customer incentives

In order to incentivize the individual customers to use the Platform and APP, the Group provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future repayment on the installment purchase loans or personal installment loans. Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons recognized as a reduction of revenue was RMB125.0 million, RMB209.4 million and RMB310.5 million for the years ended December 31, 2016, 2017 and 2018, respectively. The amount of repayment coupons recognized as a reduction of revenue was not material for all the periods presented.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB37.2 million, RMB15.0 million and RMB13.1 million, were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018, respectively.

Contract balances

The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from loan facilitation and matching services and Investment Program management services exceeds the amount billed to customers following the predetermined payment schedules at inception of the loans. The Group does not have an unconditional right to such exceeding amount. Service fees receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and service fees receivable as discussed in Note 2(g). An impairment loss, if any, is recorded as “Provision for credit losses of contract assets and service fees receivable” on the Consolidated Statements of Operations.

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” (Note 10) on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB52.6 million for the year ended December 31, 2018.

The following table provides information about the Group’s service fees receivable and contract balances with its customers:

	As of December 31, 2018	Upon adoption on January 1, 2018
	(RMB in thousands)

Service fees receivable	87,439	4,769
Allowance for service fees receivable	(26,442)	(2,288)
Service fees receivable, net	60,997	2,481
Contract assets	1,181,818	292,501
Allowance for contract assets	(4,738)	(609)
Contract assets, net	1,177,080	291,892

Contract liabilities	92,056	55,771

Remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Additionally, as a practical expedient, the Group does not include contracts that have an original duration of one year or less.

As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB601.6 million. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The remaining performance obligation has not been disclosed when the performance obligation is part of a contract that has an original duration of one year or less.

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Sales and marketing expenses” on the Consolidated Statements of Operations.

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

For the Year Ended December 31,
2018
(RMB in thousands)
Online direct sales and services income:
Online direct sales	2,396,680
Services and others	203,914
Total	2,600,594

Loan facilitation and servicing fees:
Loan facilitation and matching service fees	1,679,932
Post-origination service fees	304,554
Investment Program management service fees	91,331
Total	2,075,817

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

For the Year Ended December 31,
2018
(RMB in thousands)

Revenues recognized at point-in-time	4,156,460
Revenues recognized over time	519,951
Total	4,676,411

(o)         Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less. As of December 31, 2017 and 2018, the Group did not have any cash equivalents.

(p)         Restricted cash

Restricted cash mainly represents: (i) cash received from the Borrowers but not yet been repaid to the funding parties or received from the funding parties but not yet been remitted to the Borrowers which is not available to fund the general liquidity needs of the Group; (ii) security deposits set aside for partnering commercial banks or certain Institutional Funding Partners in case of Borrowers’ defaults; and (iii) cash set aside under the QAP or RSS through third-party custody bank accounts.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Group adopted the amendments on January 1, 2018 on a basis of using a retrospective transition method to each period presented. The changes in restricted cash on the Consolidated Statements of Cash Flows of RMB146.5 million, RMB435.9 million and RMB740.0 million for the years ended December 31, 2016, 2017 and 2018, respectively, were no longer presented within investing activities and were retrospectively included in the changes of cash and cash equivalents and restricted cash as required.

(q)         Restricted time deposits

Time deposits securing the Group’s short-term and long-term borrowings from financial institutions are treated as restricted time deposits on the Consolidated Balance Sheets. Short-term and long-term borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables.

(r)           Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the first-in first-out method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2017 and 2018, all inventory balances were products available for sale.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

(s)           Long-term investments

The Group’s long-term investments consist of equity investments in privately held companies and a debt investment in forms of a loan for which the Group has the intent and ability to hold to maturity or payoff.

Prior to adopting ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2018, for those equity investments over which the Group does not have significant influence and without readily determinable fair value, the Group carried the investment at cost and only adjusted for other-than-temporary declines in fair value and for distributions of earnings that exceed the Group’s share of earnings.

On January 1, 2018, the Group adopted ASU No. 2016-01 and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known. The Group also makes a qualitative assessment of whether these investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss equal to the difference between the carrying value and fair value on its Consolidated Statements of Operations.

The loan held for long-term investment is carried at outstanding principal adjusted for any write-offs, and allowance for loan losses, any deferred fees or cost, and any unamortized premiums or discounts on the Consolidated Balance Sheets. The Group records the interest income associated with the debt investment using effective interest rate method on the Consolidated Statements of Operations. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

(t)            Property, equipment and software, net

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

(u)         Impairment of long-lived assets

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

(v)          Fair value measurements

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

Fair value measurements on a recurring basis

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

For the off-balance sheet loans funded by certain third-party commercial banks or consumer finance companies, the Group accounts for financial guarantee provided to the commercial banks or consumer finance companies at fair value (Note 7). The Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities (Level 3). The Group considers unobservable inputs to be significant, if, by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

Fair value measurements on a non-recurring basis

The Group measures certain financial assets, including the equity investments under the cost method prior to the adoption of ASU No. 2016-01, at fair value on a non-recurring basis only if an impairment charge were to be recognized. Starting on January 1, 2018, the Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price change in an orderly transaction for identical or similar investments of the same issuer. The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

(w)       Cost of sales

Cost of sales consists of purchase price of the products, shipping charges and handling costs, as well as write-downs of inventory. Shipping charges to receive products from suppliers are included in the inventories, and recognized as cost of sales upon sale of the products to customers. For each of the periods presented, write-downs of inventory were insignificant.

(x)         Funding cost

Funding cost consists of interest expense the Group pays to Individual Investors on Juzi Licai, and other funding partners, including certain Institutional Funding Partners and third-party investors of the consolidated Trusts and the asset backed securitized debts, to fund its on-balance sheet loans, certain fees and amortization of deferred debt issuance costs incurred in connection with obtaining these debts, such as origination fees and legal fees.

(y)          Processing and servicing cost

Processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing the loans.

(z)           Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2016, 2017 and 2018, advertising costs totaled RMB104.9 million, RMB98.5 million and RMB199.5 million, respectively.

(aa)  Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing technology platform and website, server and other equipment depreciation, bandwidth and data center costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

(bb)  General and administrative expenses

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(cc)    Operating leases

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

(dd)  Share-based compensation

Share-based awards granted to the Group’s employees, directors and non-employee directors, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards in accordance with ASC 718, Compensation-Stock Compensation. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these stock options.

Share-based awards granted to non-employees are accounted for in accordance with ASC 505-50, Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. The Group remeasures the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attributes the changes in those fair values over the service period by straight-line method.

Stock options and restricted share units granted generally vest over four years.

Prior to completion of the IPO, the exercise price of each granted stock option was US$0.0001, the Company used intrinsic value (approximately the fair value of each of the Company’s ordinary share) on the grant date to estimate the fair value of the stock options granted. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date. Therefore, the Company utilizes the binomial option pricing model to estimate the fair value of stock options granted after the IPO, with the assistance of an independent valuation firm. The fair value of each granted restricted share unit is determined by the closing price of the Company’s ordinary share on the grant date.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate forfeitures of share-based awards and records share-based compensation expenses only for those awards that are expected to vest. See Note 19 for further discussion on share-based compensation.

(ee)    Fair value of Pre-IPO Preferred Shares and Pre-IPO Class A Ordinary Shares

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

(ff)        Taxation

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

(gg)  (Loss)/income per share

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

Diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares and convertible loans, for periods prior to the completion of the IPO, using the if-converted method, and ordinary shares issuable upon the exercise of outstanding stock options and vesting of restricted share units, using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted (loss)/income per share calculation when inclusion of such shares would be anti-dilutive.

(hh) Segment reporting

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

(ii)        Statutory reserves

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises (“FIEs”) established in the PRC, the Group’s subsidiaries registered as wholly foreign-owned enterprises (“WFOEs”) have to make appropriations from its annual after-tax profits as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

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

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2016, 2017 and 2018, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB1.9 million, RMB53.9 million and RMB144.4 million respectively. No appropriation to other reserve funds was made for any of the periods presented.

(jj)        Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted time deposits denominated in RMB that are subject to such government controls amounted to RMB1,073.4million and RMB2,818.6 million as of December 31, 2017 and 2018, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Concentration of credit risk

Credit risk is one of the most significant risks for the Group’s installment purchase loans and personal installment loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted time deposits, accrued interest receivable, prepaid expenses and other current assets, risk safeguard fund receivable, service fees receivable and contract assets. The Group holds its cash and cash equivalents, restricted cash and restricted time deposits at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2018, almost 100% of the Group’s cash and cash equivalents, restricted cash and restricted time deposits were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in one financial institution outside the PRC. Financing receivables, accrued interest receivable, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding parties

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any year of the three-years period ended December 31, 2018. There was no financing receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables as of December 31, 2017 and 2018, respectively.

There were three, two, two inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2016, 2017 and 2018, respectively. There was no supplier accounted for more than 10% of the Group’s accounts payable as of December 31, 2017. Only one supplier accounted for more than 10% of the Group’s accounts payable as of December 31, 2018 as follows:

	As of December 31,
	2017	2018
Inventory supplier A	*	10.2%

*                                         Less than 10%.

There was no funding parties, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group’s total funding cost for the years ended December 31, 2016, 2017 and 2018, respectively. There was no Individual Investor or Institutional Funding Partner that accounted for more than 10% of the Group’s Funding Debts as of December 31, 2017. Only one Institutional Funding Partner accounted for more than 10% of the Group’s Funding Debts as of December 31, 2018 as follows:

	As of December 31,
	2017	2018
Institutional Funding Partner A	*	16.6%

*                                         Less than 10%.

(kk)  Recent accounting pronouncements

The Group previously qualified as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group was not required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In 2018, the Group elected to “opt out” of such exemption afforded to an EGC and, as a result, the Group has adopted all applicable accounting standards which have been effective for public companies for the year beginning on January 1, 2018, for the preparation of the financial information for the year ended December 31, 2018. The adoption of these new accounting standards has a significant impact on the Group’s consolidated financial statements as discussed in the notes of relevant accounting policies. For the year ended December 31, 2018, the total operating revenue of the Group exceeded US$1.07 billion. Therefore, the Group no longer qualified as an EGC as of December 31, 2018, pursuant to the JOBS Act.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. ASU No. 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Group adopted ASU 2016-02 No. on January 1, 2019 using the modified retrospective method. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s Consolidated Balance Sheets for certain in-scope operating leases. The Group does not expect any material impact on net assets and the Consolidated Statements of Operations as a result of adopting the new standard.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective for the Group on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit losses. The Group is in the process of implementing changes to its systems and processes in conjunction with the review of existing model and methodology of credit losses. The Group is currently evaluating the impact, and expects this ASU will have a material impact on the consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The Group adopted this new standard effective on January 1, 2019. The adoption of ASU No. 2018-07 did not have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2017 and 2018 consisted of the followings:

	As of December 31,
	2017	2018
	(RMB in thousands)
Short-term:
Installment purchase loans	1,020,662	796,312
Personal installment loans	9,159,840	4,669,665
Net deferred origination fees	(9,829)	(1,011)
Total short-term financing receivables	10,170,673	5,464,966
Allowance for credit losses	(313,464)	(324,332)
Total short-term financing receivables, net	9,857,209	5,140,634
Long-term:
Installment purchase loans	170,042	178,246
Personal installment loans	1,686,218	1,165,894
Net deferred origination fees	(14,483)	(1,400)
Total long-term financing receivables	1,841,777	1,342,740
Allowance for credit losses	(56,732)	(59,704)
Total long-term financing receivables, net	1,785,045	1,283,036

These balances represent short-term and long-term financing receivables generated from installment purchase loans and personal installment loans transacted on the Group’s Platform and APP with an original term generally up to three years and do not have collateral. The weighted average interest rates of these financing receivables were 24.5% and 24.7% as of December 31, 2017 and 2018, respectively.

As of December 31, 2017, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB1,190.7 million and RMB10,821.7 million, respectively. As of December 31, 2017, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB87.0 million and RMB460.1 million, respectively.

As of December 31, 2018, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB974.6 million and RMB5,833.1 million, respectively. As of December 31, 2018, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB120.9 million and RMB1,296.4 million, respectively.

As of December 31, 2017 and 2018, installment purchase loans and personal installment loans that were individually evaluated for impairment were all charged off, respectively, given the Group determined it was probable that the Group will be unable to collect unpaid principal amount on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	(RMB in thousands)
Due in months
0 - 12	10,170,673	5,464,966
13 - 24	1,425,851	1,149,155
25 - 36	406,671	193,556
Thereafter	9,255	29
Total financing receivables	12,012,450	6,807,706

The activities in the provision for credit losses of financing receivables for the years ended December 31, 2016, 2017 and 2018, respectively, consisted of the following:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Beginning balances	(47,667)	(174,826)	(370,196)
Provisions	(236,611)	(611,869)	(884,056)
Charge-offs	114,698	444,242	974,483
Recoveries from prior charge-offs	(5,246)	(27,743)	(104,267)
Ending balances	(174,826)	(370,196)	(384,036)

As of December 31, 2017, allowance for credit losses of financing receivables that was collectively and individually evaluated for impairment was RMB370.2 million and RMB547.1 million, respectively.

As of December 31, 2018, allowance for credit losses of financing receivables that was collectively and individually evaluated for impairment was RMB384.0 million and RMB1,417.3 million, respectively.

Aging analysis of past due financing receivables as of December 31, 2017 and 2018 are as follows:

					180 Days
	1 - 29 Days	30 - 59 Days	60 - 89 Days	90 - 179 Days	or Greater	Total
RMB in thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Installment purchase loans	10,759	3,441	2,582	9,370	—	26,152	1,164,552	1,190,704
Personal installment loans	219,535	82,002	68,644	183,668	—	553,849	10,267,897	10,821,746
December 31, 2017	230,294	85,443	71,226	193,038	—	580,001	11,432,449	12,012,450
Installment purchase loans	6,297	3,469	2,574	8,570	—	20,910	953,648	974,558
Personal installment loans	139,633	75,107	64,947	227,041	—	506,728	5,326,420	5,833,148
December 31, 2018	145,930	78,576	67,521	235,611	—	527,638	6,280,068	6,807,706

The Group evaluates the creditworthiness and collectability of its financing receivable portfolio on a pooled basis, due to its composition of small, homogeneous financing receivables with similar general credit risk characteristics. Financing receivables amounting to RMB193.0 million and RMB235.6 million as of December 31, 2017 and 2018, respectively, were in non-accrual status. Interest and financial services income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. For the years ended December 31, 2016, 2017 and 2018, interest and financial services income earned from non-accrual financing receivables were RMB37.1 million, RMB86.0 million and RMB102.8 million, respectively.

As of December 31, 2017 and 2018, financing receivables amounting to RMB75.8 million and RMB42.4 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 8) and credit facility arrangements with lending financial institutions (Note 9).

For the years ended December 31, 2016, 2017 and 2018, net deferred origination fees associated with the financing receivables amounting to RMB67.4 million, RMB168.4 million and RMB14.5 million have been recognized as adjustments to interest and financial services income over the terms of the personal installment loans.

Credit Quality Indicators

The Group developed its credit assessment model based on the historical delinquency performance of the Borrowers as well as information submitted in the Borrowers’ credit applications. The credit assessment model is designed to predict the likelihood that a Borrower will be delinquent in the future. The Group assigns one of the seven credit risk levels to each Borrower, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing Borrowers who are approved for trial purposes only and will be separately tracked accordingly. The key factors the Group considers in determining the credit risk level of each Borrower include geographic location, education background, level of income, etc. The Group updates the information for each of the risk levels on a regularly basis.

The following tables present the net recorded investment of financing receivables, by credit quality indicator, as of December 31, 2017 and 2018.

	As of December 31, 2017		As of December 31, 2018
	Installment Purchase Loans	Personal Installment Loans	Installment Purchase Loans	Personal Installment Loans
	(RMB in thousand)
Risk level:
A	598,418	2,480,065	442,655	1,101,982
B	264,574	1,970,978	234,151	1,268,530
C	180,446	2,709,756	178,153	1,269,632
D	102,426	2,612,084	90,461	1,269,521
E	34,293	772,997	11,167	297,361
F	4,857	165,478	10,134	308,142
N and others	5,690	110,388	7,837	317,980
Total	1,190,704	10,821,746	974,558	5,833,148

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2017	2018
	(RMB in thousands)
Receivables from Pre-IPO Series C-1 preferred shareholders (Note 14)	502,211	347,238
Receivables from third-party payment service providers (i)	171,788	225,449
Deposits to Institutional Funding Partners	146,881	207,429
Prepayment to inventory suppliers	26,597	61,064
Prepaid input value-added tax	44,839	19,750
Rental deposits and other current assets	52,942	62,897
Total prepaid expenses and other current assets	945,258	923,827

(i)                                     The Group opened accounts with third-party payment service providers mainly to facilitate collection and transfer of the funds, interest and service fees from/to the Borrowers and Individual Investors or Institutional Funding Partners. The balance of receivables from third-party payment service providers represents amounts temporarily held in these accounts.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2017	2018
	(RMB in thousands)
Computers and equipment	41,374	66,205
Furniture and fixtures	9,972	10,587
Leasehold improvement	23,005	25,375
Software	13,814	33,407
Total property, equipment and software	88,165	135,574
Accumulated depreciation and amortization	(25,040)	(53,154)
Total property, equipment and software, net	63,125	82,420

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2016, 2017 and 2018 were RMB4.6 million, RMB18.9 million and RMB30.4 million, respectively.

6. LONG-TERM INVESTMENTS

Equity investments

As of December 31, 2017 and 2018, the Group’s equity investments primarily included an investment of preferred shares in a privately held company, which operates an online consumer finance platform in India. These preferred shares invested are not considered in-substance ordinary shares and do not have readily determinable fair value.

Prior to the adoption of ASU No. 2016-01, the carrying value of the Group’s cost method equity investments was RMB23.5 million as of December 31, 2017. After the adoption of ASU No. 2016-01 on January 1, 2018, these cost method equity investments were measured using the measurement alternative (Note 2(s)). The carrying value of the Group’s equity investments measured at fair value was RMB28.2 million as of December 31, 2018. Unrealized upward adjustments of fair value of equity investments for the year ended December 31, 2018 were RMB18.8 million for the observable price changes in orderly transactions for the identical or similar investment of the same issuer. In 2018, the Croup recognized RMB15.2 million impairment related to investments without readily determinable fair value and no other downward adjustment was related to investments without readily determinable fair value.

The following table summarizes the total carrying value of the Group’s equity investments measured using the measurement alternative as of December 31, 2018 including cumulative unrealized upward or downward adjustments and impairment charges:

	As of December 31,
	2017	2018
	(RMB in thousands)
Initial cost basis	28,802	23,485
Cumulative unrealized upward adjustments	—	18,753
Cumulative impairment charges	(5,635)	(15,215)
Cumulative foreign currency translation adjustments	318	1,143
Total carrying value at end of the year	23,485	28,166

Debt investment

The debt investment is in the form of an interest-bearing loan to an investee, acquired by the Group in September 2018, with a principal of RMB120.0 million that matures in July 2026. The coupon rate of the loan acquired by the Group is a floating rate linked to the benchmark rate of the PBOC. The loan was to provide the initial operating fund to the investee. The Group has the intent and ability to hold the loan to maturity or payoff.

As of December 31, 2018, the Group’s loan receivable recorded at amortized cost was RMB157.9 million. The interest income in relation to this loan receivable recorded was RMB1.5 million for the year ended December 31, 2018.

Investment-related impairment

Management regularly evaluates the impairment of long-term investments based on performance and financial position of the investee as well as other evidence of market value. For the years ended December 31, 2016, 2017 and 2018, the Group recorded impairment charges for long-term investments of RMB5.6 million, RMB0.9 million and RMB15.2 million, respectively.

7. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2017 and 2018:

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	6,750	—	6,750
Restricted time deposits-noncurrent portion	—	600	—	600
Total assets	—	7,350	—	7,350
Liabilities
Guarantee derivative liabilities	—	—	30,958	30,958
Total liabilities	—	—	30,958	30,958

December 31, 2018	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	344,212	—	344,212
Total assets	—	344,212	—	344,212
Liabilities
Guarantee derivative liabilities	—	—	52,434	52,434
Total liabilities	—	—	52,434	52,434

The fair value of the Group’s restricted time deposits is determined based on the prevailing interest rates for similar products in the market (Level 2). For the off-balance sheet loans funded by certain third-party commercial banks or consumer finance companies, as the Group’s financial guarantee provided to the third-party commercial banks or consumer finance companies does not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of these guarantee derivative liabilities (Level 3).

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

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative liabilities. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2017 and 2018:

		Range of Inputs
		December 31, 2017			December 31, 2018
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivative liabilities	Cumulative default rates(i)	2.3%	2.3%	2.3%	2.0%	2.0%	2.0%
	Margins on cost	70.0%	70.0%	70.0%	70.0%	70.0%	70.0%

(i)             Expressed as a percentage of the original principal balance of the loans.

The following table summarizes the activities related to fair value of the guarantee derivative liabilities:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Fair value at beginning of the year (Level 3)	—	31,191	30,958
Issuances	38,516	134,881	449,778
Cash payment	(13,267)	(87,759)	(231,275)
Change in fair value(i)	5,942	(47,355)	(197,027)
Fair value at end of the year (Level 3)	31,191	30,958	52,434

(i)                                     Recognized as “Change in fair value of financial guarantee derivatives, net” on the Consolidated Statements of Operations.

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative liabilities as of December 31, 2017 and 2018, respectively, given a hypothetical changes in the cumulative default rates:

	As of December 31,
	2017	2018
	(RMB in thousands, except for percentages)
Weighted-average cumulative default rates(i)	2.3%	2.0%
Change in fair value from:
Increase by 10%	13,222	29.725
Decrease by 10%	(13,222)	(29,725)

(i)                                     Expressed as a percentage of the original principal balance of the loans.

Other financial instruments

The followings are other financial instruments not measured at fair value on the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, current restricted cash and amounts due from related parties are financial assets with carrying amounts that approximate fair value due to their short-term nature. Accounts payable and amounts due to related parties are financial liabilities with carrying amounts that approximate fair value because of their short-term nature.

Non-recurring

The Group measures certain financial assets, including the equity investments under the cost method prior to the adoption of ASU No. 2016-01, at fair value on a non-recurring basis only if an impairment charge were to be recognized. Starting on January 1, 2018, the Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price change in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement.

The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

8. FUNDING DEBTS

The following table summarizes the Group’s outstanding Funding Debts as of December 31, 2017 and 2018, respectively:

	As of December 31,
	2017	2018
	(RMB in thousands)
Short-term:
Liabilities to Individual Investors—Juzi Licai	9,627,850	3,014,670
Liabilities to other funding partners	897,284	1,631,371
Total short-term Funding Debts	10,525,134	4,646,041
Long-term:
Liabilities to Individual Investors—Juzi Licai	157,321	81,168
Liabilities to other funding partners	9,308	76,719
Total long-term Funding Debts	166,629	157,887

For the years ended December 31, 2016, 2017 and 2018, the following significant activities took place related to the Group’s funding parties:

Liabilities to Individual Investors on Juzi Licai under the Old Model

The Group finances its on-balance sheet loans using the proceeds from Individual Investors on Juzi Licai by offering various investment programs. As of December 31, 2017 and 2018, the terms of those programs were all within 24 months with weighted average interest rates of 7.6%. As of December 31, 2017 and 2018, Individual Investors on Juzi Licai funded an aggregate amount of RMB9,253.4 million and RMB3,341.4 million in outstanding financing receivables originated by the Group, respectively.

Liabilities to other funding partners

The Group finances its on-balance sheet loans using the proceeds from other funding partners, including certain Institutional Funding Partners and the third-party investors of the consolidated Trusts.

As part of the arrangement with each of Institutional Funding Partners, the Group and Institutional Funding Partners typically agree on an aggregated amount of funds to be provided, maximum credit limit given to an individual Borrower, maximum borrowing term and an annualized interest rate.

The Group also invests in its on-balance sheet loans using funds from the consolidated Trusts contributed by the Group and/or other third-party investors. The Trusts are administered by third-party trust companies, which act as the trustees, for the purposes of providing returns to the beneficiary of the Trusts.

Those liabilities to other funding partners bearing weighted average interest rates of 7.7% and 10.0% as of December 31, 2017 and 2018, respectively. As of December 31, 2017 and 2018, other funding partners funded an aggregate amount of RMB1,157.7 million and RMB2,374.7 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2017 and 2018, financing receivables amounting to nil and RMB34.9 million were pledged as collaterals to secure the underlying loans funded by other funding partners, respectively.

Asset-backed securitized debts

In December 2015, the Group, through its VIE, Shenzhen Fenqile, created an ABS Plan with a final maturity of January 2018. As of December 31, 2017 and 2018, there were no financing receivables funded under the ABS Plan.

Maturities of Funding Debts

The following table summarizes the contractual maturity dates of the Group’s Funding Debts and associated interest payments as of December 31, 2018.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 - 60 months	Total
	(RMB in thousands)
Liabilities to Individual Investors—Juzi Licai	3,014,670	81,168	—	—	—	3,095,838
Liabilities to other funding partners	1,631,371	76,719	—	—	—	1,708,090
Total Funding Debts	4,646,041	157,887	—	—	—	4,803,928
Interest payments(i)	204,037	8,866	—	—	—	212,903
Total interest payments	204,037	8,866	—	—	—	212,903

(i)            Interest payments for Funding Debts with variable interest rates are calculated using the interest rate as of December 31, 2018.

9. SHORT-TERM AND LONG-TERM BORROWINGS

As of December 31, 2017 and 2018, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 6.2% and 5.3% per annum, respectively. Such borrowings are all denominated in RMB.

As of December 31, 2017, the Group had long-term borrowings from banks with weighted average interest rates of approximately 7.3% per annum. Such borrowings are all denominated in RMB. The Group had no long-term borrowings as of December 31, 2018.

The Group’s certain borrowings, amounting to RMB169.1 million and RMB372.5 million, as of December 31, 2017 and 2018, respectively, are collateralized by a pledge of the Group’s time deposits and financing receivables. As of December 31, 2017, the outstanding balance of short-term and long-term borrowings was secured by RMB4.1 million time deposits and RMB75.8 million financing receivables of the Group pledged as collateral. As of December 31, 2018, the outstanding balance of short-term borrowings was secured by RMB340.0 million time deposits and RMB7.5 million financing receivables of the Group pledged as collateral.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018
	(RMB in thousands)
Funds payable to Individual Investors on Juzi Licai (i)	—	782,109
Liabilities to Pre-IPO Series C-1 preferred shareholders (Note 14)	506,478	335,238
Funds payable to Institutional Funding Partners (ii)	449,127	252,678
Accrued payroll and welfare	168,249	254,852
Tax payable	228,660	114,887
Deferred interest and financial services income and others	56,259	71,634
Deferred service fees	44,189	92,056
Payable to third-party sellers	33,841	57,637
Guarantee derivative liabilities at fair value	30,958	52,434
Consideration payable for investments	—	36,414
Accrued professional fees	1,114	19,057
Security deposits from third-party sellers	10,104	12,206
Accrued IPO expenses	38,399	—
Other accrued expenses	43,651	64,487
Total accrued expenses and other current liabilities	1,611,029	2,145,689

(i)                                     The payable balances mainly include investment funds received from the Individual Investors on Juzi Licai under the New Model but not yet matched with and transferred to the Borrowers due to the settlement time lag.

(ii)                                  The payable balances mainly include repayment received from Borrowers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.

11. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
JD.com, Inc. and its subsidiaries (“JD Group”)	JD Group is a shareholder of the Group
Mr. Jay Wenjie Xiao	Chief Executive Officer and Chairman of Board of Directors of the Group
Individual Director or Officer	Directors or Officers of the Group

(a)                                 The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Purchases of goods and services from JD Group	668,029	544,708	607,086

(b)           The Group had the following significant related party balances:

(i)                                     Amounts due from related parties

	As of December 31,
	2017	2018
	(RMB in thousands)
Due from Mr. Jay Wenjie Xiao	8,122	—
Others	1,325	—
Total	9,447	—

(ii)           Amounts due to related parties

	As of December 31,
	2017	2018
	(RMB in thousands)
Due to individual Director or Officer and his/her immediate family members under Juzi Licai investment programs as Individual Investors under the Old Model	67,510	14,569
Total	67,510	14,569

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s-length transactions with third-party vendors and Individual Investors.

12. TAXATION

a)                                     Value-added tax (“VAT”)

During the periods presented, the Group is subject to 17% or 16% VAT for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for premium membership fees, third-party sellers’ commission fees, and financial services income earned from rendering services to its customers in the PRC.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

The Enterprise Income Tax (“EIT”) Law generally applies a statutory income tax rate of 25% to all enterprises, but grants preferential tax treatment to qualified High and New Technology Enterprises (“HNTEs”) and Software Enterprises.

Qianhai Juzi qualified as an HNTE and is entitled for a preferential income tax rate of 15% from 2017 to 2019, provided that it is qualified as an HNTE during such periods.

Shenzhen Lexin Software and Shenzhen Dingsheng Technology qualify as Software Enterprises and are entitled to an income tax exemption for the two years beginning with their respective first profitable year and a preferential income tax rate of 12.5% for the subsequent three years. Mengtian Technology, qualified as a Software Enterprise, started to enjoy income tax exemption from its first profitable year in 2013 and was subject to a reduced enterprise income tax rate of 12.5% from 2015 to 2017.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

PRC Withholding Tax on Dividends

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s (loss)/income before income tax expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands, except for percentages)
(Loss)/income before income tax expense	(59,681)	474,579	2,109,528
Loss from non-China operations	(12,943)	(11,125)	(13,479)
(Loss)/income from China operations	(46,738)	485,704	2,123,007
Income tax expense applicable to China operations	58,258	234,227	132,222
Effective tax rate for China operations	-124.6%	48.2%	6.2%

Composition of income tax expense for China operations

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Current income tax expense	11,204	230,663	74,046
Deferred income tax expense	47,054	3,564	58,176
Income tax expense	58,258	234,227	132,222

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for the Group’s China operations:

	For the Year Ended December 31,
	2016	2017	2018
Statutory EIT rate	25.0%	25.0%	25.0%
Change of tax position*	—	—	-3.7%
Effect of tax holidays	—	-12.3%	-7.0%
Tax effect of non-deductible expense	-24.2%	-0.1%	-0.5%
Changes in valuation allowance*	-125.4%	35.6%	-7.6%
Effective tax rate for China operations	-124.6%	48.2%	6.2%

*                                         The Group’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing results provided additional insights as to the pre-tax deduction of qualified provision for credit losses of financing receivables. Accordingly, current income tax liability of RMB78.0 million and valuation allowance of RMB114.7 million recognized as of December 31, 2017 in relation to the Group’s provision for credit losses of financing receivables were reversed in 2018.

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2016	2017	2018
	(In thousands, except for per share data)
Tax holiday effect	—	59,877	148,350
Basic net income per share effect	—	0.53	0.44
Diluted net income per share effect	—	0.43	0.41

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,
	2017	2018
	(RMB in thousands)
Deferred tax assets
— Provision for credit losses	241,901	86,900
— Net operating loss carryforwards	7,040	8,642
— Accrued expenses and others	36,408	5,841
Less: valuation allowance	(246,508)	(6,785)
Net deferred tax assets	38,841	94,598

The components of the deferred tax liabilities are as follows:

	As of December 31,
	2017	2018
	(RMB in thousands)
Deferred tax liabilities
— Contract assets and service fees receivable	—	187,183
Net deferred tax liabilities	—	187,183

Movement of valuation allowance

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Balances at beginning of the year	(17,864)	(76,526)	(246,508)
Additions	(58,662)	(175,849)	(5,245)
Reversals	—	5,867	244,968
Balances at end of the year	(76,526)	(246,508)	(6,785)

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

As of December 31, 2017, the Group provided full valuation allowance of RMB241.9 million for the deferred tax assets related to provision for credit losses. Given that the Group had limited successful experience in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses at that time, the Group concluded it was more-likely-than-not that these deferred tax assets would not be realized going forward. As of December 31, 2018, the Group evaluated a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in 2017 annual tax filing completed in May 2018, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized going forward. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2018.

As of December 31, 2017 and 2018 the Group had net operating loss carryforwards of approximately RMB35.5 million and RMB34.7 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2017 and 2018, deferred tax assets arose from the net operating loss carryforwards amounted to RMB16.8 million and RMB19.9 million was provided for full valuation allowance respectively, while the remaining RMB18.7 million and RMB14.8 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2018, the net operating loss carryforwards of RMB0.1 million, RMB15.3 million and RMB19.3 million will expire in 2021, 2022 and 2023, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs as of December 31, 2017 and 2018 Although the Company’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2018, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2018.

13. CONVERTIBLE LOANS

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

In October 2017, the Convertible Loans B were converted into 33,857,797 shares of Pre-IPO Series C-1 Preferred Shares and the Convertible Loans A were converted into 5,974,905 shares of Pre-IPO Series C-2 Preferred Shares. The accrued but unpaid convertible loans interests were waived by the investors upon the conversion of the convertible loans. Refer to Note 14 for further discussion on the accounting for the conversion of convertible loans into Pre-IPO Series C-1/C-2 Preferred Shares.

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

Series	Issuance Date	Shares Issued	Issuance Price per Share	Proceeds from Issuance	Shares Outstanding
			US$	US$
Pre-IPO Series A-1 Preferred Shares	July 18, 2014	38,602,941	0.0222	857,157	38,602,941
Pre-IPO Class B Ordinary Shares	July 18, 2014	7,350,000	0.0222	163,428	7,350,000
Pre-IPO Series A-2 Preferred Shares	July 18, 2014	35,014,006	0.1371	4,800,000	39,390,757	*
Pre-IPO Series B-1 Preferred Shares	November 10, 2014	4,119,294	0.9710	4,000,000	4,119,294
Pre-IPO Series B-2 Preferred Shares	November 10,2014, March 13, 2015	69,152,661	1.1424	79,000,000	63,775,246	**
Pre-IPO Series C-1 Preferred Shares	October 23, 2017	33,857,797	2.5105	Not Applicable	33,857,797
Pre-IPO Series C-2 Preferred Shares	October 23, 2017	5,974,905	2.5105	Not Applicable	5,974,905

*Among total shares outstanding, 4,376,751 shares were re-designated from Pre-IPO Class A Shares in conjunction with the issuance of the Pre-IPO Series A-2 Preferred Shares.

** In May 2016, the Group repurchased 5,377,415 Pre-IPO Series B-2 Preferred Shares from one of preferred shareholders with a total repurchase price of RMB87,922,800 (US$13,500,000). The difference of the repurchase price and the carrying amount of Pre-IPO Series B-2 Preferred Shares, of RMB42,679,055, was accounted for as deemed dividend to the preferred shareholder.

The Group determined that the Pre-IPO Series A-1 Preferred Shares, Pre-IPO Class B Ordinary Shares, Pre-IPO Series A-2 Preferred Shares, Pre-IPO Series B-1 Preferred Shares, Pre-IPO Series B-2 Preferred Shares, and Pre-IPO Series C Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Pre-IPO Preferred Shares were contingently redeemable.

Except for Pre-IPO Series C Preferred Shares discussed in Note 13, the Group accreted changes in the redemption value over the period from the date of issuance of the Pre-IPO Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value should be considered to be changes in accounting estimates. The accretion were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital was exhausted, additional charges was recorded by increasing the accumulated deficit. The accretion of Pre-IPO Preferred Shares was RMB62.3 million and RMB82.1 million for the years ended December 31, 2016 and 2017, respectively.

The Group’s Pre-IPO Preferred Shares activities for the years ended December 31, 2016 and 2017 are summarized below:

	Pre-IPO Series A-1 Preferred Shares		Pre-IPO Class B Ordinary Shares		Pre-IPO Series A-2 Preferred Shares		Pre-IPO Series B-1 Preferred Shares		Pre-IPO Series B-2 Preferred Shares		Pre-IPO Series C Preferred Shares		Pre-IPO Series C-1 Preferred Shares		Pre-IPO Series C-2 Preferred Shares
	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB	No. of shares	Amount in RMB
Balances at December 31, 2015	38,602,941	13,797,276	7,350,000	1,191,268	39,390,757	38,122,607	4,119,294	26,935,325	69,152,661	528,467,734	—	—	—	—	—	—
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	2	*	—	—	—	—
Pre-IPO Preferred Shares redemption value accretion	—	687,599	—	127,310	—	3,687,152	—	3,035,116	—	54,761,693	—	—	—	—	—	—
Repurchase of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	(5,377,415)	(45,243,745)	—	—	—	—	—	—
Balances at December 31, 2016	38,602,941	14,484,875	7,350,000	1,318,578	39,390,757	41,809,759	4,119,294	29,970,441	63,775,246	537,985,682	2	*	—	—	—	—
Issuance of Pre-IPO Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	33,857,795	647,734,116	5,974,905	116,969,352
Redesignation of Pre-IPO Series C Preferred Shares	—	—	—	—	—	—	—	—	—	—	(2)	(*)	2	*	—	—
Pre-IPO Preferred Shares redemption value accretion	—	755,455	—	139,412	—	4,043,130	—	3,335,065	—	58,599,600	—	—	—	12,912,925	—	2,331,846
Conversion and redesignation of Pre-IPO Preferred Shares	(38,602,941)	(15,240,330)	(7,350,000)	(1,457,990)	(39,390,757)	(45,852,889)	(4,119,294)	(33,305,506)	(63,775,246)	(596,585,282)	—	—	(33,857,797)	(660,647,041)	(5,974,905)	(119,301,198)
Balances at December 31, 2017	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

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

At the same time, Convertible Loans B Investors issued two promissory notes (“Promissory Notes”) with principal amounts of RMB327,340,000 (US$49,443,396) and RMB229,138,000, respectively. Upon the issuance of the Promissory Notes, the purchase price of Pre-IPO Series C-1 Preferred Shares were deemed fully paid and the Convertible Loans B investors are entitled to all rights as the holder of such shares. The Pre-IPO Series C-1 Preferred Shares have the same rights and preferences as the 2 Pre-IPO Series C Preferred Shares previously issued to the Convertible Loans B investors.

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

The Group accreted changes in the redemption value over the period from the date of issuance of the Pre-IPO C-1/C-2 Preferred Shares to their respective earliest redemption date using effective interest method. Changes in the redemption value should be considered to be changes in accounting estimates. The accretion were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital was exhausted, additional charges were recorded by increasing the accumulated deficit. The Group has determined that there was no embedded beneficial conversion feature attributable to the Pre-IPO Series C-1/C-2 Preferred Shares.

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

15. ORDINARY SHARES

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

In January 2018, the underwriters of the Company’s IPO exercised the options to purchase an additional 1,800,000 ADSs, representing 3,600,000 Class A Ordinary Shares, par value US$0.0001 per share, of the Company to cover over-allotments in full. The proceeds in connection with 1,800,000 ADSs received by the Company was RMB95.1 million (US$14.7 million).

In June 2018, 27,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans. As of December 31, 2018, 10,603,832 out of 27,000,000 shares of Class A Ordinary Shares were deemed issued but not outstanding as they have not been transferred to grantees.

16. NET (LOSS)/INCOME PER SHARE

Basic net (loss)/income per share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period. Diluted net (loss)/income per share is the amount of net (loss)/income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the years ended December 31, 2016, 2017 and 2018, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net (loss)/income per share were 22,635,281 shares, 10,851 shares and 5,785,724 shares, on a weighted average basis, respectively. For the years ended December 31, 2016 and 2017, the Pre-IPO Preferred Shares and convertible loans convertible into ordinary shares that were also anti-dilutive and excluded from the calculation of diluted net (loss)/income per share of the Company were 178,923,801 shares and 190,426,133 shares on a weighted average basis, respectively.

The following table sets forth the computation of basic and diluted net (loss)/income per share for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands, except for share and per share data)
Basic net (loss)/income per share calculation:
Numerator:
Net (loss)/income	(117,939)	240,352	1,977,306
Accretion on Pre-IPO Preferred Shares redemption value	(62,299)	(82,117)	—
Income allocation to participating Pre-IPO Preferred Shares	—	(132,241)	—
Deemed dividend to a preferred shareholder	(42,679)	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	1,977,306
Denominator:
Weighted average number of ordinary shares outstanding—basic	110,647,199	113,620,774	337,883,964
Net (loss)/income per share attributable to ordinary shareholders—basic	(2.01)	0.23	5.85

Diluted net (loss)/income per share calculation:
Numerator:
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	1,977,306
Denominator:
Weighted average number of ordinary shares outstanding—basic	110,647,199	113,620,774	337,883,964
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	—	27,231,627	24,875,327
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	—	—	3,270
Weighted average number of ordinary shares outstanding—diluted	110,647,199	140,852,401	362,762,561
Net (loss)/income per share attributable to ordinary shareholders—diluted	(2.01)	0.18	5.45

17. EMPLOYEE BENEFIT PLAN

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

Total contributions by the Group for such employee benefits were RMB54.2 million, RMB79.7 million and RMB102.7 million for the years ended December 31, 2016, 2017 and 2018, respectively.

18. STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2017 and 2018, the restricted net assets of the Group’s relevant PRC entities amounted to RMB895.8 million and RMB1,977.4 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 48.1% of the consolidated net assets as of December 31, 2018. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 22.

19. SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating cost and expenses for the years ended December 31, 2016, 2017 and 2018 as follows:

	For the Year Ended December 31,
	2016	2017	2018
	(RMB in thousands)
Processing and servicing cost	1,067	5,916	8,111
Sales and marketing expenses	4,009	6,611	18,223
Research and development expenses	9,068	17,089	33,169
General and administrative expenses	9,855	46,120	63,133
Total share-based compensation expenses	23,999	75,736	122,636

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2016, 2017 and 2018.

2014 Share Incentive Plan

In September 2014, the Group adopted its 2014 Share Incentive Plan (“2014 Plan”), which permits the grant of stock options, restricted shares and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. Under the 2014 Plan, the maximum number of Class A Ordinary Shares that may be delivered will not exceed a total of 20,220,588 shares in the aggregate. In August 2015, the Company’s shareholders approved to newly reserve an additional of 15,235,971 Class A Ordinary Shares for future issuance. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years.

2017 Share Incentive Plan

In October 2017, the Group adopted its 2017 Share Incentive Plan (“2017 Plan”), which permits the grant of stock options, restricted shares and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. The Group planned to no longer grant share-based awards under the 2014 Plan and all future share-based shares will be granted under its 2017 Plan. Under the 2017 Plan, the maximum number of Class A Ordinary Shares that may be delivered will not exceed a total of 22,859,634 shares in the aggregate. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2015	11,217
Granted	(5,805)
Cancelled/forfeited	945
December 31, 2016	6,357
Additions under the 2017 Plan	22,860
Granted	(7,348)
Cancelled/forfeited	1,300
Expired	(2,686)
December 31, 2017	20,483
Granted	(7,576)
Cancelled/forfeited	926
December 31, 2018	13,833

Stock options

1)    Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors under the 2014 Plan and 2017 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2015	24,240	0.0001	9.11	178,676
Granted*	5,805	0.0001
Exercised	—	—
Cancelled/forfeited	(945)	0.0001
December 31, 2016	29,100	0.0001	8.41	737,880
Granted*	6,848	0.0001
Exercised	—	—
Cancelled/forfeited	(1,300)	0.0001
December 31, 2017	34,648	0.0001	7.44	1,573,424
Granted*	6,263	5.1500
Exercised	(19,911)	0.0001
Cancelled/forfeited	(858)	1.9962
December 31, 2018	20,142	1.5164	7.95	353,559
Vested and expected to vest as of December 31, 2018	19,107	1.5082	7.94	336,141
Exercisable as of December 31, 2018	6,661	0.0001	6.75	165,714

*                                         Nil, 50,000 and nil stock options were granted to non-employee directors in 2016, 2017 and 2018, respectively.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2016, 2017 and 2018 was RMB20.7 (US$3.0), RMB38.1 (US$5.7) and RMB27.8 (US$4.3) per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2016, 2017 and 2018 was nil, nil and RMB788.9 million (US$118.3 million), respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB24.0 million, RMB73.8 million and RMB110.8 million, respectively.

As of December 31, 2018, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s employees, directors and non-employee directors was RMB323.9 million. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.9 years and may be adjusted for future changes in estimated forfeitures.

In August 2018, the Company modified the exercise price of 6,263,000 stock options granted under 2017 Plan to US$5.15. The incremental compensation expenses of RMB16.9 million (US$2.5 million) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

Prior to completion of the IPO, the exercise price of each granted stock option was US$0.0001, the Company used intrinsic value (approximately the fair value of each of the Company’s ordinary share) on the grant date to estimate the fair value of the stock options granted. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	2016	2017	2018
Expected volatility	N/A	N/A	52.1%~54.9%
Risk-free interest rate (per annum)	N/A	N/A	3.65%~3.74%
Exercise multiples	N/A	N/A	2.2 ~2.8
Expected dividend yield	N/A	N/A	—
Expected term (in years)	N/A	N/A	9.8~10.0
Fair value of the underlying shares on the date of grants (US$)	1.40~3.82	3.82~7.58	3.70~4.57

2)                                     Stock options granted to non-employees

The following table sets forth the summary of activities for stock options granted to non-employees under the 2014 Plan and 2017 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2016	—	—	—	—
Granted	500	0.0001
Exercised	—	—
Cancelled/forfeited/repurchased	—	—
December 31, 2017	500	0.0001	9.58	22,706
Granted	—	—
Exercised	—	—
Cancelled/forfeited/repurchased	—	—
December 31, 2018	500	0.0001	8.58	12,439
Vested and expected to vest as of December 31, 2018	500	0.0001	8.58	12,439
Exercisable as of December 31, 2018	125	0.0001	8.58	3,110

For the years ended December 31, 2017 and 2018, total share-based compensation expenses recognized for stock options granted to non-employees were RMB1.9 million and RMB2.3 million, respectively.

As of December 31, 2018, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s non-employees was RMB8.0 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 2.6 years and may be adjusted for future changes in estimated forfeitures.

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors under the 2014 Plan and 2017 Plan:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2017	—	—
Granted*	1,313	7.45
Vested	(8)	7.99
Cancelled	(68)	7.02
December 31, 2018	1,237	7.47

*                                         100,000 restricted share units were granted to non-employee directors in 2018.

The fair value and intrinsic value of restricted share units vested for the year ended December 31, 2018 was RMB0.2 million (US$0.03 million).

For the year ended December 31, 2018, total share-based compensation expenses recognized for restricted share units was RMB9.5 million.

As of December 31, 2018, the unrecognized compensation cost, related to unvested restricted share units under the 2017 Plan was RMB49.7 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 3.4 years.

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were RMB26.2 million, RMB43.2 million and RMB47.5 million, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB in thousands
2019	54,709
2020	45,074
2021	26,213
2022	—
2023 and thereafter	—

Debt obligations

The Group’s debt obligations are associated with 1) the Funding Debts and interest payable to Individual Investors on Juzi Licai and other funding partners; 2) the borrowings to support the Group’s general operations; and 3) the liabilities to Pre-IPO Series C-1 preferred shareholders.

The expected repayment amount of the debt obligations are as follows:

	Less than 1 year	1 - 2 years	2 - 3 years	Total
	(RMB in thousands)
Funding Debts obligations
Liabilities to Individual Investors — Juzi Licai	3,014,670	81,168	—	3,095,838
Liabilities to other funding partners	1,631,371	76,719	—	1,708,090
Interest payments (i)	204,037	8,866	—	212,903
Total Funding Debts obligations	4,850,078	166,753	—	5,016,831
Short-term borrowings	438,010	—	—	438,010
Interest payments (i)	6,249	—	—	6,249
Total short-term borrowings obligations	444,259	—	—	444,259
Liabilities to Pre-IPO Series C-1 preferred shareholders	335,238	—	—	335,238
Total liabilities to Pre-IPO Series C-1 preferred shareholders	335,238	—	—	335,238

(i)                                     Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2018.

21. SUBSEQUENT EVENTS

In January and March 2019, the Group granted 3,467,500 and 947,000 service-based restricted share units to its employees and directors under the 2017 Plan, respectively.

22. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2017 and 2018, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	570,359	875	127
Amounts due from subsidiaries and other related parties	98,734	243,552	35,423
Prepaid expenses and other current assets	509,776	356,554	51,859
Total current assets	1,178,869	600,981	87,409
Non-current assets
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	549,853	3,516,976	511,523
Long-term investments	21,008	28,166	4,097
Total non-current assets	570,861	3,545,142	515,620
Total assets	1,749,730	4,146,123	603,029
LIABILITIES
Current liabilities
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	17,512	17,512	2,547
Accrued expenses and other current liabilities	30,692	21,819	3,173
Total current liabilities	48,204	39,331	5,720
Total liabilities	48,204	39,331	5,720
Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 217,070,940 shares issued and outstanding as of December 31, 2017; 1,889,352,801 shares authorized, 253,693,940 shares issued, 243,090,108 shares outstanding as of December 31, 2018)	142	160	23
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 110,647,199 shares issued and outstanding as of December 31, 2017; 110,647,199 shares authorized, 108,147,199 shares issued and outstanding as of December 31, 2018)	68	66	10
Additional paid-in capital	2,110,957	2,328,716	338,698
Accumulated other comprehensive loss	(14,951)	(14,308)	(2,081)
(Accumulated deficit)/Retained Earnings	(394,690)	1,792,158	260,659
Total shareholders’ equity	1,701,526	4,106,792	597,309
Total liabilities and shareholders’ equity	1,749,730	4,146,123	603,029

Condensed Statements of Operations and Comprehensive (Loss)/Income (In thousands)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(1,611)	(1,989)	(15,686)	(2,281)
Total operating expenses	(1,611)	(1,989)	(15,686)	(2,281)
Interest (expense)/income, net	(7,458)	(9,134)	4,304	626
Equity in (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries	(104,996)	251,475	1,978,986	287,831
Other long-term investments related impairment	(3,874)	—	(12,739)	(1,853)
Investment income	—	—	18,753	2,728
Others, net	—	—	3,688	536
(Loss)/income before income tax expense	(117,939)	240,352	1,977,306	287,587
Income tax expense	—	—	—	—
Net (loss)/income	(117,939)	240,352	1,977,306	287,587
Pre-IPO Preferred Shares redemption value accretion	(62,299)	(82,117)	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	(132,241)	—	—
Deemed dividend to a preferred shareholder	(42,679)	—	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	1,977,306	287,587

Net (loss)/income	(117,939)	240,352	1,977,306	287,587
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	1,908	(31,893)	643	93
Total comprehensive (loss)/income	(116,031)	208,459	1,977,949	287,680

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash provided by/(used in) operating activities	1,040	(987)	(126,773)	(18,438)
Cash flows from investing activities:
Cash paid on long-term investments	(6,306)	(231,986)	(655,959)	(95,405)
Net cash used in investing activities	(6,306)	(231,986)	(655,959)	(95,405)
Cash flows from financing activities:
Proceeds from share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	—	—	95,125	13,835
Proceeds from initial public offering, net of issuance costs	—	654,319	—	—
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	—	49,775	170,790	24,840
Repurchase of Pre-IPO Preferred Shares	(87,923)	—	—	—
Proceeds from issuance of convertible loans	98,202	—	—	—
Payment of debt issuance cost	(722)	—	—	—
Payment of initial public offering expenses	—	—	(23,908)	(3,477)
Exercise of share-based awards	—	—	14	2
Net cash provided by financing activities	9,557	704,094	242,021	35,200
Effect of exchange rate changes on cash and cash equivalents and restricted cash	6,094	(3,193)	(28,773)	(4,185)
Net increase/(decrease) in cash and cash equivalents and restricted cash	10,385	467,928	(569,484)	(82,828)
Cash and cash equivalents and restricted cash at beginning of the year	92,046	102,431	570,359	82,955
Cash and cash equivalents and restricted cash at end of the year	102,431	570,359	875	127

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ (loss)/income are presented as “Equity in (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive (Loss)/Income. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.