Form 20-F
period 2019-12-31
LexinFintech Holdings Ltd.
filed 2020-04-30
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Nanshan District, Shenzhen 518057

The People’s Republic of China

(Address of principal executive offices)

Craig Yan Zeng, Chief Financial Officer

Telephone: +86 755 3637 8888

Email: IR@lexin.com

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.0001 per share)	LX	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)
*	Not for trading, but only in connection with the listing on The Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 359,417,329 ordinary shares issued and outstanding, consisting of 258,690,272 Class A ordinary shares (excluding the 4,924,310 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan), par value US$0.0001 per share, and 100,727,057 Class B ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

 ☐Item 17  ☐Item 18

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

☐ Yes  ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“ABS” refers to asset-backed securities;
●	“active users” refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us;
●	“ADSs” refer to our American depositary shares, each of which represents two Class A ordinary shares, par value US$0.0001 per share;
●	“APR” in relation to a loan refers to the annualized percentage rate of all-in interest costs and fees charged to a borrower over the net proceeds received by the borrower;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“users” refer to users with an approved credit line on our online consumer finance platform and shoppers on our e-commerce channel;
●	“delinquency rate” refers to outstanding principal balance of loans that were 1 to 29, 30 to 59, 60 to 89 and 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date;
●	“educated young professionals” refer to (i) students enrolled in college programs or associate degree programs in colleges, or college students, and (ii) the working population with college or associate degrees and under the age of 36, or educated young professionals;
●	“GMV” refers to the total value of transactions completed for products or services purchased on the e-commerce channel of our platform, net of returns;
●	“institutional funding partners” refer to third-party commercial banks, consumer finance companies and other licensed financial institutions as well as consolidated trusts and investors of our asset-backed securitized debts, who fund the loans originated to our users on our platform.
●	“Fenqile” or “our platform” refers to our online consumer finance platform;
●	“Juzi Licai” refers to our online investment platform where we match funding from individual investors with user loans;
●	“originations” refer to the total principal amount of the loans we originate during the relevant period. The amount borrowed by users using flexible repayment options to finance the repayment of certain principal amount of an original loan is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations;
●	“our variable interest entities” refer to Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Asset Management Co., Ltd., or Qianhai Dingsheng, and Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, collectively;
●	“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
●	“Vintage charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off or assumed charged off during a specified period divided by the total initial principal of the loans originated in such vintage; and
●	“we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entities and their subsidiaries in China.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of the end of December 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online consumer finance market in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with users, funding sources, third-party guarantee companies and other partners;
●	competition in our industry;
●	general economic and business conditions in China and elsewhere; and
●	relevant government policies, laws and regulations relating to our industry; and
●	the outcome of any current and future legal or administrative proceedings.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment.

New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report, including the documents incorporated by reference herein, completely, and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2015	2016	2017	2018(1)	2019(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Online direct sales	2,164,393	2,770,634	2,534,983	2,396,680	3,623,991	520,554
Services and others	—	5,060	31,950	203,914	204,850	29,425
Online direct sales and services income	2,164,393	2,775,694	2,566,933	2,600,594	3,828,841	549,979
Interest and financial services income	325,601	1,373,559	2,443,761	2,742,643	1,134,779	163,001
Loan facilitation and servicing fees	661	54,201	378,892	2,075,817	5,627,842	808,389
Other revenues	34,287	135,232	192,603	177,842	12,045	1,730
Financial services income (3)	360,549	1,562,992	3,015,256	4,996,302	6,774,666	973,120
Total operating revenue	2,524,942	4,338,686	5,582,189	7,596,896	10,603,507	1,523,099
Operating cost:
Cost of sales	(2,309,586)	(2,894,025)	(2,634,142)	(2,440,613)	(3,624,301)	(520,598)
Funding cost	(168,470)	(491,695)	(792,170)	(898,028)	(508,829)	(73,089)
Processing and servicing cost (2)	(51,057)	(114,323)	(223,916)	(324,005)	(642,126)	(92,236)
Provision for credit losses of financing receivables	(68,287)	(236,611)	(611,869)	(884,056)	(708,684)	(101,796)
Provision for credit losses of contract assets and service fees receivable	—	—	—	(38,254)	(125,471)	(18,023)
Total operating cost	(2,597,400)	(3,736,654)	(4,262,097)	(4,584,956)	(5,609,411)	(805,742)
Gross profit	(72,458)	602,032	1,320,092	3,011,940	4,994,096	717,357
Operating expenses:
Sales and marketing expenses (2)	(243,463)	(376,313)	(405,505)	(589,983)	(1,538,698)	(221,020)
Research and development expenses (2)	(40,441)	(127,317)	(235,292)	(320,165)	(415,995)	(59,754)
General and administrative expenses (2)	(40,962)	(87,364)	(203,635)	(279,859)	(412,117)	(59,197)
Total operating expenses	(324,866)	(590,994)	(844,432)	(1,190,007)	(2,366,810)	(339,971)
Gain on guarantee liabilities, net	—	—	—	108,316	196,063	28,163
Interest expense, net	(1,930)	(48,343)	(75,517)	(23,059)	(39,215)	(5,633)
Investment-related impairment	—	(5,635)	(932)	(15,215)	—	—
Investment income	—	—	—	18,753	52,211	7,500
Change in fair value of financial guarantee derivatives, net	—	(5,942)	47,355	197,027	(212,256)	(30,489)
Others, net	126	(10,799)	28,013	1,773	82,422	11,839
(Loss)/income before income tax expense	(399,128)	(59,681)	474,579	2,109,528	2,706,511	388,766
Income tax benefit/(expense)	88,934	(58,258)	(234,227)	(132,222)	(411,959)	(59,174)
Net (loss)/income	(310,194)	(117,939)	240,352	1,977,306	2,294,552	329,592
Pre-IPO Preferred Shares redemption value accretion	(51,524)	(62,299)	(82,117)	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	—	(132,241)	—	—	—
Deemed dividend to a preferred shareholder	—	(42,679)	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(361,718)	(222,917)	25,994	1,977,306	2,294,552	329,592
Net (loss)/income per ordinary share
Basic	(3.27)	(2.01)	0.23	5.85	6.45	0.93
Diluted	(3.27)	(2.01)	0.18	5.45	6.14	0.88
Net (loss)/income per ADS (representing two Class A ordinary shares)
Basic	(6.54)	(4.03)	0.46	11.70	12.90	1.85
Diluted	(6.54)	(4.03)	0.37	10.90	12.29	1.76

Note:

(1)	We adopted Accounting Standards Codification, or ASC, 606, "Revenue from Contracts with Customers," using the modified retrospective method on January 1, 2018, in accordance with U.S. GAAP. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting method under ASC 605. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Revenue Recognition."
(2)	Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Processing and servicing cost	472	1,067	5,916	8,111	10,472	1,504
Sales and marketing expenses	3,194	4,009	6,611	18,223	28,611	4,110
Research and development expenses	3,736	9,068	17,089	33,169	42,977	6,173
General and administrative expenses	7,086	9,855	46,120	63,133	95,202	13,675

(3)	For the year ended December 31, 2019, we recorded an out-of-period adjustment of RMB66.1 million to reduce financial services income, and corresponding RMB63.6 million of financing receivables and RMB2.5 million of contract assets and service fees receivable in the first quarter of 2019, to correct the cumulative effect of errors in recording discounts and interests waived in the periods prior to December 31, 2018. We have evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to our financial position or results of operations for any prior periods or for the year ended December 31, 2019.

	As of December 31,
	2015	2016	2017	2018	2019(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	135,371	479,605	1,126,475	1,148,292	2,085,234	299,525
Restricted cash — current	26,330	172,870	561,992	1,266,536	1,813,855	260,544
Restricted time deposits — current	—	8,000	6,750	344,212	1,962,293	281,866
Short-term financing receivables, net(3)	2,897,791	6,470,898	9,857,209	5,140,634	3,752,690	539,040
Prepaid expenses and other current assets	234,686	219,981	945,258	923,827	1,324,924	190,314
Deposits to insurance companies and guarantee companies	—	—	—	—	1,251,003	179,695
Guarantee receivables, net — current(2)	—	—	—	395,025	1,183,278	169,967
Contract assets and service fees receivable, net — current(3)	—	—	—	946,293	2,971,976	426,898
Inventories, net	44,295	107,704	101,653	57,196	106,781	15,338
Restricted cash — non-current	—	—	46,889	82,306	86,537	12,430
Long-term financing receivables, net(3)	320,957	1,066,148	1,785,045	1,283,036	658,798	94,630
Guarantee receivables, net — non-current(2)	—	—	—	116,208	281,699	40,464
Contract assets and service fees receivable, net — non-current(3)	—	—	—	291,784	482,875	69,361
Long‑term investments	—	24,887	23,485	186,073	511,605	73,487
Other assets	—	—	33,263	29,192	454,421	65,273
Total assets	3,817,082	8,720,135	14,729,584	12,470,575	19,236,294	2,763,119
Short‑term borrowings	—	70,036	168,844	438,010	1,977,691	284,078
Short-term funding debts	3,159,154	6,968,488	10,525,134	4,646,041	3,755,528	539,448
Guarantee liabilities(2)	—	—	—	456,276	1,726,368	247,977
Accrued expenses and other current liabilities	131,236	602,259	1,611,029	1,363,580	1,394,639	200,324
Funds payable to Individual Investors(2)	—	—	—	782,109	618,749	88,878
Long-term funding debts	31,080	21,014	166,629	157,887	450,595	64,724
Convertible loans — non-current	—	698,179	—	—	—	—
Convertible notes — non-current	—	—	—	—	2,046,051	293,897
Total liabilities	3,623,209	8,706,216	13,028,058	8,363,783	12,636,755	1,815,154
Total mezzanine equity	608,514	625,570	—	—	—	—
Total shareholders’ (deficit)/equity	(414,641)	(611,651)	1,701,526	4,106,792	6,599,539	947,965

Note:

(1)	We adopted ASC 842, Leases, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2019 has been prepared in accordance with ASC 842, while the comparative information for those periods prior to January 1, 2019 has not been restated and continue to be reported under the accounting standards in effect for those periods.

(2)	We reclassified certain prior year amounts for consistency with the current period presentation. See note 2(a) to our audited consolidated financial statements included in this annual report.
(3)	For the year ended December 31, 2019, we recorded an out-of-period adjustment of RMB66.1 million to reduce financial services income, and corresponding RMB63.6 million of financing receivables and RMB2.5 million of contract assets and service fees receivable in the first quarter of 2019, to correct the cumulative effect of errors in recording discounts and interests waived in the periods prior to December 31, 2018. We have evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to our financial position or results of operations for any prior periods or for the year ended December 31, 2019.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. It is possible that the PRC laws and regulations may change in ways that do not favor our development. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target users. If that happens, there may not be adequate loans originated on our platform.

We launched our online consumer finance platform Fenqile in 2013, our online investment platform Juzi Licai in 2014 and our membership platform Le Card in 2019, and have a limited operating history. As our business develops, or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent user qualifications to ensure the quality of loans on Fenqile, which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;
●	expand our user base on Fenqile;
●	enhance our risk management capabilities;
●	diversify our funding sources;

●	maintain and enhance our relationships with our other business partners, including merchandise suppliers, data providers and financial service providers that participate on our platforms;
●	improve our operational efficiency;
●	continue to scale our technology infrastructure to support the growth of our platforms and higher transaction volume;
●	broaden our product and service offerings;
●	operate without being adversely affected by the negative publicity about the industry in general and our company in particular, if any;
●	maintain the security of our platforms and the confidentiality of the information provided and utilized across our platforms;
●	cultivate a vibrant consumer finance ecosystem;
●	attract, retain and motivate talented employees to support our business growth;
●	navigate microeconomic conditions and fluctuations; and
●	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If our market does not develop as we expect, if we fail to educate potential users and funding sources about the value of our platforms and services, or if we fail to address the needs of our target users, our reputation, business and results of operations will be materially and adversely affected.

The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with PRC laws and regulations may affect our business.

The online consumer financing industry in China is heavily regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries issued on December 8, 2017, or the Circular 57, and the Notice on Proper Disposal of Online Lending Information Intermediaries in a Classified Manner and Risk Control issued on December 19, 2018, or the Circular 175. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

As we rely primarily on our funding partners for our loan products, our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, the Circular 141 provides a series of guidance on the “cash loan” business of financial institutions. To comply with such guidance, our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which changes may adversely affect our business. In addition, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented and will continue to implement various policies and procedures to conduct our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, due to the lack of detailed rules and the expectation that the relevant laws, regulations and rules may to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations and rules.

In addition, it is possible that new laws and regulations may be adopted, or that existing laws and regulations may be interpreted in other ways, which, along with any possible changes needed to fully comply with any existing or newly released regulations, could require us to further modify our business or operations. The cost to comply with such laws or regulations would force us to incur increased operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations. For example, the Circular 141 requires network microcredit companies, such as Ji’an Fenqile Network Microcredit Co., Ltd., or Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, to suspend the funding of microloans with no specific consumption scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in the period to be separately specified by authorities. The Circular 141 also prohibits online lending information intermediaries, such as Juzi Licai, from facilitating loans with no designated use of loan proceeds. The banking financial institutions are also prohibited from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. For personal installment loans, we require users to select one of the specified permissible uses of loan proceeds in their loan applications, such as education, training, cost of living or personal daily consumption expenditures, and we track actual use of the loans with reasonable measures. It is unclear whether such personal installment loans would be deemed as loans with no designated use of loan proceeds and thus be subject to the foregoing requirements under the Circular 141. If such personal installment loans were deemed as loans with no designated use of loan proceeds, Ji’an Microcredit and Juzi Licai would need to take necessary measures to track the actual use of loans, and the financial institutions would also need to take necessary measures to track the actual use of loans and may require us to cooperate with them and upgrade our system, both of which could cause us to incur substantial additional expenses. If we were unable to effectively implement the foregoing or other rectification measures, we might need to reduce or cease the funding and facilitation of such personal installment loans.

For another example, to comply with the laws and regulations applicable to campus online lending, since May 2017, new borrowings taken by college students have been matched with funds from banking financial institutions, instead of from individual investors on Juzi Licai. However, we cannot assure you that we are able to identify all college students on our platform. Furthermore, the Circular 141 prohibits banking financial institutions from lending to borrowers "with no source of income," and it is unclear to us whether such prohibition would be applicable to the loans provided by financial institutions to college students. If the regulatory authorities intend to completely prohibit campus online lending, including loans funded by financial institutions, we would need to implement further rectification measures which may include, without limitation, termination of facilitating loans to college students. If the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2019, we cumulatively originated RMB269 billion (US$38.6 billion) in loans. In 2017, 2018 and 2019, we originated RMB47.7 billion, RMB66.1 billion and RMB126 billion (US$18.1 billion) in loans, respectively, for approximately 4.1 million, 4.9 million and 9.9 million active users. We strategically focus on serving educated young professionals and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from investors or institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from investors or institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Of all active users on our platform in 2017, 2018 and 2019, approximately 80%, 80% and 81%, respectively, were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected.

We may be forced to terminate our online lending information intermediary services if we fail to complete the record-filing for our online lending information intermediary services. We may also be required to gradually reduce the balance of loans on Juzi Licai.

The Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries issued in August 2016, or the Interim Measures, introduced a record-filing and registration regime, which requires online lending information intermediaries to register with the local financial regulatory authority and obtain a telecommunication business license from the relevant telecommunication regulatory authority.

Since the issuance of the Interim Measures, the PRC government and relevant regulatory authorities have issued various laws and regulations in relation to the record-filing and registration regime, pursuant to which, among other things, certain rectifications and inspections shall be completed before the record-filing. These rectifications and inspections include (i) the self-inspection conducted by the online lending information intermediary itself, (ii) the self-discipline inspection conducted by local internet finance associations or other local organizations, and (iii) the administrative inspection conducted by the local online lending rectification offices, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency.” Juzi Licai has completed all three types of inspections listed above and received a letter from local authorities related to the result of the administrative inspection in May 2019. We have implemented respective measures to fully comply with the requirement set forth in the letter and further reported such implementations to the local financial regulatory authority in June 2019. As of the date of this annual report, we have not received any further communication from the local financial regulatory authority.

Nevertheless, local financial regulatory authorities have not promulgated the detailed implementation rules regarding the record-filing procedures, and to our knowledge, none of the online information intermediaries, including us, have been permitted to submit such application for record-filing in Shenzhen. We are uncertain as to when we will be allowed to submit such application for record-filing and to obtain a license, and we cannot assure you that once submitted, our application will be accepted by the relevant government authorities. Failure to register as an online lending information intermediary, if deemed as a violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may require us to terminate our online lending information intermediary business operated through Juzi Licai. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

In addition, the Circular 175 provides that an online lending information intermediary shall be classified into two general categories according to their risk profiles: (i) Intermediary with Incurred Risk, which includes any online lending information intermediary that has been exposed to high risks such as delinquency and not able to run its business in a consistent manner; and (ii) Intermediary without Incurred Risk, which includes any online lending information intermediary that has not been exposed to any high risk. The Intermediary without Incurred Risk shall be further divided into certain categories, including but not limited to a zombie intermediary, an online lending intermediary with high risk, and a normally running online lending intermediary, among which only the normally running online lending intermediaries could be subject to further compliance inspection. We classify our online investment platform, Juzi Licai, as a normally running online lending intermediary, but we cannot assure you that the PRC regulatory authorities would take the same view as ours. If Juzi Licai is classified into other types of online lending intermediaries, we might be forced to terminate our online lending information intermediary business operated through Juzi Licai in the future. Furthermore, with respect to the normally running online lending intermediaries, Circular 175 also provides that the relevant governmental authorities shall, among other things, require such institutions to strictly limit balance of loans and number of lenders and borrowers and to assess the risk profiles of such institutions regularly and adjust their classifications in a timely manner if necessary. Given that the regulatory framework in China remains evolving, we are not certain whether any future laws, regulations and implemented measures will have any material negative impact on our financial condition or results of operations.

Given the increasingly tightening trend of restrictions on online consumer financing, we have gradually shifted our business model away from individual funding and further diversified our funding sources in 2019 in line with regulatory guidance. We have ceased facilitating new loans with funding from individual investors on Juzi Licai platform since November 2019. As of March 31, 2020, the outstanding balance of loans invested by individual investors on Juzi Licai platform was approximately RMB5.3 billion (US$755.3 million). However, we cannot assure you that such business modifications will be successful or that we can completely cease sourcing funding from individual investors without adversely affecting our business. With the increasing regulatory scrutiny on funding from individual investors, individual funding may not remain a viable funding source for us. We may have to further change the business model of Juzi Licai or terminate its operation in its entirety, which may result in material and adverse impact on our business operations and prospects and our financial results. We may also be required to guarantee the repayment of outstanding balances and interests to individual investors as we gradually reduce loan balances on Juzi Licai, and our business, financial condition and result of operations may be materially and adversely affected. We plan to continue our shift towards institutional funding while ensuring smooth closing of the existing loans facilitated on Juzi Licai.

Our online consumer finance platform, Fenqile, does not itself engage in direct loan facilitation between peers. Fenqile merely facilitates transactions that are funded by our institutional funding partners and Juzi Licai. As such, we do not consider Fenqile as an “online information intermediary” regulated under the Interim Measures. However, we cannot assure you that the China Banking and Insurance Regulatory Commission, or the CBIRC, or other regulatory agencies would not expand the applicability of the Interim Measures or otherwise regard Shenzhen Fenqile as an online lending information intermediary. In the event that Fenqile is deemed as an online lending information intermediary by the PRC regulatory authorities in the future, we may be required to register with local financial regulatory authorities and our current business practices would need to be modified to adapt to the regulatory requirements as an online lending information intermediary. If such situations were to occur, our business, financial condition and results of operations could be materially and adversely affected.

If any of our online lending information intermediary services is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected.

Pursuant to the Guidelines and the Interim Measures, intermediaries that provide online lending information intermediary services may not engage in certain activities, including, among others, (i) fund-raising for the online lending information intermediaries themselves, (ii) holding lenders’ funds or setting up capital pools with lenders’ funds, (iii) providing security or guarantee to lenders as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) splitting the terms of any financing project, (vi) securitization, (vii) promoting its financial products on physical premises, and (viii) equity crowd-funding. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers’ and lenders’ information, to set up custody accounts with qualified banks to hold borrowers’ funds, and to disclose the basic information of the borrower and the financing projects. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

To comply with existing laws, regulations, rules and governmental policies relating to the online lending information intermediary services, we have implemented and will continue to implement various policies and procedures to conduct our business and operations. However, due to the lack of detailed rules and the fact that the relevant laws, regulations and rules are expected to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations and rules. To the extent that we are not able to fully comply with any existing or new regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected. Below are a few examples.

●	Requirement to set custody account. We have entered into an agreement with China Guangfa Bank, under which the bank provides custodian services for funds of borrowers and investors. Although we have established the custodian mechanism in this agreement to comply with the requirement of the Custodian Guidelines and the regulatory authorities, we may need to further implement certain measures in the event any detailed implementation rules of the Custodian Guidelines or other new laws and regulations regulating the custodian mechanism applicable to online lending information intermediaries are promulgated. For example, the Circular 57 requires that online lending intermediaries set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office, or the Online Lending Rectification Office, to hold funds of borrowers and investors. The Notice on Further Strengthening the Testing and Evaluation of Funds Custodian for Online Lending Intermediaries jointly issued by the Online Lending Rectification Office and National Internet Finance Association of China in September 2019 further stipulated that the valid period of the testing and evaluation were two (2) years after the date on which the custodian banks passed such testing and evaluation procedures. China Guangfa Bank has passed such testing and evaluation procedures in September 2018. However, if China Guangfa Bank is unable to pass such testing and evaluation procedures after the valid period, we may have to seek an alternative custodian bank other than China Guangfa Bank to satisfy the relevant regulatory requirement, which may materially affect our rectification progress and record-filing application, which in turn may materially and adversely our business.
●	Requirement on the information disclosure. We have implemented various policies and procedures to conduct our business and operations to comply with the requirement relating to the information disclosure set forth in the Interim Measures and the Information Disclosure Guidelines, including maintaining a section on an official website for disclosing the basic information of Juzi Licai, the borrowers and the financing projects on Juzi Licai. However, we cannot assure that we would not be subject to any further rectification requirements from the relevant authorities.
●	Limit on the loan amount. The Interim Measures require that the balance of loans borrowed by the same individual must not exceed RMB200,000 (US$28,728) on a single online lending information intermediary and not exceed RMB1.0 million (US$143,641) in the aggregate on all online lending information intermediaries in the PRC. We currently do not offer loans to the same individual in an aggregate amount exceeding RMB200,000 (US$28,728). We determine whether users have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare our user’s name with the list in the databases on a regular basis. However, due to the lack of an industry-wide information sharing arrangement, there can be no assurance that the aggregate amount borrowed by any user through our platform and other online lending information intermediaries does not exceed the RMB1.0 million (US$143,641) borrowing limit set out by the Interim Measures.
●	Restriction on credit enhancement. For investor protection purposes, our previous quality assurance program established in July 2017 and ceased in April 2018 covers loans funded by individual investors historically, see “Item 4. Information on the Company—B. Business Overview—Our Investors and Funding Partners—Protection of investors and funding partners.” As of the date of this annual report, our previous quality assurance program has not been deemed as a form of risk reserve funds, which is prohibitive under the Interim Measures and Circular 57. However, we cannot assure you that our previous quality assurance program will not be deemed as a form of security interest or guarantee to investors.
●	Requirement of telecommunication service licenses. Our online investment platform, Juzi Licai, operated by Shenzhen Qianhai Juzi Information Technology Co., Ltd., or Qianhai Juzi, a subsidiary of one of our variable interest entities, would be required to obtain certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after completing record-filing with a local financial regulator.

If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

In our direct lending programs, certain investor protection measures shall be taken by us or our third-party service provider as required by the institutional funding partners. Historically, we provided our institutional funding partners a deposit using our own funds at an amount equal to a percentage of the total loans funded by the institutional funding partners and are required to replenish such deposit from time to time, in order to compensate them for the principal and interest repayment of loans in the event of a user default.

However, the Circular 141 requires financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interest or fees to borrowers. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on the part of users and no security to the loans, among others. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” It is unclear whether our personal installment loans would be viewed as the “cash loans” specified in the Circular 141 and thus be subject to the provisions thereunder.

Meanwhile, our investor protection practice described above may also be deemed as providing guarantee services without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by CBIRC and other eight PRC regulatory agencies and became effective on October 9, 2019. Pursuant to these Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including but not limited to the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties, including but not limited to suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities.

In addition to the Financing Guarantee Regulations, the Financing Guarantee Supplementary Provisions further clarifies that institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee services, directly or in disguised form, without the competent approval. Otherwise, the penalties set forth in the Financing Guarantee Regulations may be imposed by the regulatory authorities, and the existing business shall be properly settled. In case an institution intends to continue the financing guarantee business, certain financing guarantee companies shall be established in accordance with the Financing Guarantee Regulations.

In an effort to ensure compliance with the requirements of those laws and regulations, we have proactively adjusted our practice and currently conduct a part of the investor protection program through our own financial guarantee companies which are qualified to provide financing guarantee for the users on our platform and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, Shenzhen Fenqile, one of our variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with a back-to-back guarantee or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed its guarantee or insurance obligation upon the defaults of our users. As to the fees charged by us in the direct lending programs, our own financial guarantee companies currently charge users fees for the guarantee services they provide to users in favor of our institutional funding partners. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to users and pay a certain percentage of such fees to us.

Due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we cannot assure you that our current investor protection mechanisms in our direct lending programs will be in full compliance with Circular 141, Financing Guarantee Regulations, the Financing Guarantee Supplementary Provisions or other existing and future laws and regulations. For example, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. It is uncertain whether we would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our current arrangements with institutional funding partners, third-party financing guarantee companies or commercial insurance companies. If our current investor protection mechanisms in our direct lending programs are deemed to be in violation of any applicable laws and regulations, we could be subject to penalties and/or be required to change our current business model and, as a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Moreover, if the assets of certain third-party guarantee companies were seized or implicated in legal or regulatory proceedings, and the loans we facilitated were not repaid in time, the funding partners may not be able to recover their funds and cease their cooperation with us, and we may fail to recoup our deposit paid to such third-party guarantee companies and lose our service fees. Should any of the foregoing occur, our competitive position as well as our results of operations could be materially and adversely affected.

In addition, due to the restriction on the outstanding guarantee liabilities and the minimum assets ratio of a financing guarantee company set forth in the applicable PRC laws and regulations (see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee”), we may not have sufficient capital to meet the required ratio and may be required to take measures such as increasing the registered capital of our own financial guarantee companies. Although we do not expect any difficulties of the required governmental approval, we cannot assure you that these measures will be successful and in the event that we do not have sufficient capital to meet the ratio requirement, our business prospects and results of operations may be adversely affected.

If our current collaboration with trust companies is deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

We have established trusts in collaboration with trust companies. As agreed with the trust company, we are designated as the service provider for such trusts. If a loan application is approved by us, the loans will be funded from the trusts to our users directly. Such trusts are funded from institutional funding partners, individual investors, and, in certain circumstance, from our own capital, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the State Council in July 1998 and amended in January 2011, prohibits facilitating loans to the public without the approval of the People’s Bank of China, or the PBOC, and the Circular 141 further set forth that banking financial institutions (including the trust companies) shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” There are uncertainties as to the interpretation of the relevant PRC laws and regulations and their applicability to our business. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. Funding loans without going through a network microcredit company or a trust may also render us to be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulations Relating to Loans Between Individuals.”

In addition, in case that certain risk warning events set forth in the trust agreements occur, including, among others, when the utilization rate of funds in the trust has been less than a certain percentage for a period of time, the trust will no longer fund any loans and shall be dissolved in advance, which may materially and adversely affected our business, financial condition, results of operations and prospects.

We may be required to segregate our own assets from the assets of our institutional funding partners and borrowers.

The Guidelines requires that internet finance institutions shall segregate assets of their clients in a custodian bank from their own assets. However, other than the Guidelines to Regulate Funds Custodian for Online Lending Intermediaries, there is no clear implementation of such requirement applicable to internet finance institutions, and the scope of internet finance institutions that are subject to such assets segregation liabilities remains unclear. Meanwhile, commercial banks in the PRC currently only provide custodian services to the online lending intermediaries.

It is uncertain whether any new PRC laws, regulations or rules requiring segregation of assets will be adopted. In January 2020, the CBIRC issued a discussion draft of the Interim Measures for the Administration of Commercial Banks on Online Lending, pursuant to which, among other things, with respect to the online lending business conducted in cooperation with third-party institutions, commercial banks shall manage and control the payment of loan and shall not outsource their core businesses (including the funding and settlement of loans) to third-party institutions, unless the commercial banks extend loans jointly with a third-party institution that has obtained governmental approval for operating lending business. However, it is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

In our direct lending programs, we use our best efforts to separate our own assets from those assets of the institutional funding partners and the borrowers, including, without limitation, by relying on custodian banks, clearing banks and payment companies for transferring funds between the institutional funding partners and borrowers. However, in certain situations, the funds may be transferred between the institutional funding partners and borrowers though bank accounts under our names. Due to the lack of clarity in the interpretation and implementation of the assets segregation requirements, we cannot assure you that our current arrangement would not be deemed as a violation of the applicable laws and regulations, or that we would not be required to change our business operations in the future. In addition, the custodian banks, clearing banks and payment companies we currently cooperate with are subject to changing local laws and regulations, and they may be required to change their cooperation arrangements with us or cease such arrangements entirely. If any of the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to maintain or renew the microcredit license, our business, financial condition and results of operations would be materially and adversely affected.

We fund certain of our loans through Ji’an Microcredit. Ji’an Microcredit is a network microcredit company holding license issued by the relevant competent local authorities. Such license was renewed in July 2019 and will remain valid until July 2020, which reflects an increase of Ji’an Microcredit’s paid-in capital from RMB300 million (US$43.1 million) to RMB500 million (US$71.8 million).

However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit”, we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, pursuant to the Implementation Plan of Specific Rectification for Risks in Microcredit Companies and Network Microcredit Companies issued in December, 2017, or the Rectification Implementation Plans of Network Microcredit Companies, the third-party institutions cooperating with microcredit companies are prohibited from collecting any interests or fees from borrowers. Some local regulatory authorities require a certain minimum percentage on local borrowers, prohibit providing loans to students, enforce a grading system based on performance, or require us to connect into the local credit supervision system. In light of the foregoing provision, we have modified our business model so that for the loans funded by Ji’an Microcredit and facilitated by Shenzhen Fenqile, all the fees are charged and collected by Ji’an Microcredit as the lender. However, we cannot assure you that such modification will be able to satisfy rectification requirements.

Although we believe that Ji’an Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding from Ji’an Microcredit but are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial condition and results of operations may be materially and adversely affected.

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2017, 2018 and 2019, we originated RMB47.7 billion, RMB66.1 billion and RMB126 billion (US$18.1 billion) in loans, respectively. As of December 31, 2015, 2016, 2017, 2018 and 2019, our outstanding principal balance of loans was approximately RMB3.4 billion, RMB9.9 billion, RMB19.3 billion, RMB32.4 billion and RMB60.6 billion (US$8.7 billion), respectively. Our financing receivables, net amounted to RMB11,642 million, RMB6,424 million and RMB4,411 million (US$634 million) as of December 31, 2017, 2018 and 2019, respectively. Our vintage charge-off rates as of December 31, 2019 were just over 3.0% for each vintage of a three-month period from January 1, 2015 through December 31, 2019. The quality of our loan portfolio may be negatively affected by a variety of factors, many of which are beyond our control. These factors include, among others, the slowdown and structural reform of the PRC economy, adverse development in general economic conditions, an increase in unemployment rates among our target users, epidemics and natural disasters. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China." The quality of our loan portfolio may also deteriorate if we are not able to manage credit risks. In addition, we may experience an adverse change in user credit risk as we expand our user base and offer new product features and higher credit lines to users. For example, while we have set certain requirements for the use of flexible repayment options, such as requiring minimum monthly repayments and keeping the user’s credit line at the approved amount, the flexible repayment options may affect our loan delinquencies and charge-offs as the outstanding principal balance of the new loan borrowed by a user using the flexible repayment options will be considered as current, as long as the user meets the payment schedule of the new loan agreed to by the user and us. We may also experience an adverse change in user credit risk if our credit assessment and control process fails to effectively contain the credit exposures of higher-risk users in using our existing or new credit products. Moreover, our risk management system and policies are subject to change from time to time. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

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

The growth and success of our operations depend on the availability of adequate funding to meet user demand for loans on our platform. We derive our funding for our platform from a variety of sources and types of investors, including our institutional funding partners in our direct lending programs, individual investors on Juzi Licai and investors of asset-backed securities. We obtained the majority of our funding from Juzi Licai in 2016 and 2017, and from institutional funding partners in 2018 and 2019. Our ability to diversify funding sources is subject to the development of regulatory requirements. For example, the Circular 141 prohibits banking financial institutions from providing loans to persons without source of income or investing in asset-backed securities with underlying assets consisting of “cash loans” or “campus loans.” If college students are deemed as persons without source of income, the funding of loans to college students provided by financial institutions may need to be terminated. Although investors of asset-backed securities were not our major source of funding in historical periods, to the extent we intend to increase funds obtained through asset-back securities, the foregoing requirement would affect the amount of funding that we could obtain through this channel. To the extent there is insufficient funding from investors or funding partners willing to accept the risk of default posed by potential users or the particular type of funding could be matched to only certain group of our users due to restrictions imposed by current or existing laws or regulations, our platform will be unable to fund loan originations. If adequate funds are not available to meet users’ demand for loans, loan originations on our platform may be significantly impacted. Also, to the extent that risk-adjusted return requirements of our funding sources change, funding sources may choose not to fund loans originated on our platform. In addition, our growth strategy involves offering our users competitively priced financial products and services. As the online consumer finance market is intensely competitive, we may attempt to further reduce our funding cost by modifying the investment products offered to our investors and the terms and conditions of cooperation agreements with our funding partners. To the extent that our funding sources find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding. As some of our funding partners require us to provide deposits and compensate them in case of default while others do not require such deposits but offer us less favorable terms, we have to adjust our funding model from time to time to balance the amount of deposits paid to funding sources and the commercial viability of funding terms. If our platform is unable to provide potential users with loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to that of our competitors, it would harm our business, financial condition and results of operations.

Our expansion into offering our users higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving increased numbers of educated young professional users, may expose us to new challenges and more risks.

We have a limited operating history and have been rapidly expanding our products and services and our user base since our inception. For example, we started to offer personal installment loans to our users in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow users who meet our criteria to reschedule or postpone their current monthly payment. In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, fashion accessories, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, and virtual goods. To serve our expanded user base and our users’ evolving credit needs, we continuously offer new credit products and offer our users higher credit lines as they obtain higher incomes with greater ability to repay. In 2019, we launched our Le Card membership and benefits program to offer a wide range of savings, benefits and membership privileges across various retailers, products, channels, and brands. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new product and service offerings and lack of relevant user data may make it more difficult for us to anticipate user demand and preferences and manage credit risk. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints and become subject to costly product liability claims as a result of selling certain products, which would harm our brand and reputation as well as our financial performance. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories. In addition, as our user base shifts to consist of more educated young professionals, it may also make it more difficult for us to accurately assess the credit risks of these new users due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to lack of historical data. Serving a changing user base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks we encounter when executing our growth strategies, our business and results of operations could be materially and adversely affected.

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

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

●	users may not find the terms of our loan products, such as the costs and credit limits, competitive or appealing;
●	we may fail to predict market demand accurately and provide loan products and financial services that meet this demand in a timely fashion;
●	users, investors and institutional funding partners using our platforms may not like, find useful or agree with, the changes we make;
●	there may be defects, errors or failures on our platforms;
●	there may be negative publicity about our loan products or financial services, or our platform’s performance or effectiveness;
●	regulatory authorities may take the view that the new products, financial services or platform changes do not comply with PRC laws;
●	regulations or rules applicable to us; and
●	there may be competing products or services introduced or anticipated to be introduced by our competitors.

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

The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity or any publicized incidents in connection with the use of our products or services, whether or not we are negligent or at fault, including but not limited to those relating to our management, business, compliance with the law, financial condition or prospects and our business operations related to campus online lending, whether with or without merit, could severely compromise our reputation and harm our business and operating results. As China’s consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines, Interim Measures, and the Circular 141, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, including campus lending, even if factually incorrect or based on isolated incidents or as result of conduct by other market players, could compromise our image, undermine our trust and credibility, and negatively impact our ability to attract new users, investors and institutional funding partners. Negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular user, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. For instance, since 2015, there has been a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance industry in China. In addition, any actual or claimed incidents related to aggressive or illegal loan collection activities may harm our reputation, and if users, investors or institutional funding partners associate us with other peers in the industry who have been implicated in such incidents, they may be less willing to engage in borrowing or funding activities on our platform. Moreover, in the ordinary course of our business, we may need to bring lawsuits against certain borrowers for delinquent loans. If courts do not support our claims, such legal proceedings may also negative impact our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

If we fail to continue the risk safeguard scheme successfully, our financial results and competitive position may be harmed.

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

We have entered into a cooperation agreement with the guarantee company that is currently managing the risk safeguard fund. We cannot assure you that we will be able to extend the cooperation agreement before its expiration or that the risk safeguard scheme will be successfully continued in the future. In the event that our cooperation with the current guarantee company partner is terminated, we may not be able to find an alternative guarantee company that is willing to manage the risk safeguard scheme on terms reasonable to us, or at all. If we fail to do the foregoing, the investors may lose confidence in our platform.

Since the fourth quarter of 2019, the operators of online lending information intermediary have started to obtain access the Credit Reference Center of the PBOC, the official credit database in China. Currently, we are in progress of connecting to the center.

With the gradual optimization of the individual credit reference system in the PRC, including the launch of the Baihang credit reporting system and the maintaining of blacklists by the local internet finance associations, we expect to see a more transparent credit environment that enables more effective credit management and loan collection activities.

If we fail to maintain cooperation with our funding partners or to maintain sufficient liquidity to originate loans to our users, our reputation, results of operations and financial condition may be materially and adversely affected.

We have historically offered our individual investors on Juzi Licai a variety of investment programs and some of them remain ongoing. Upon maturity of an investment program with fixed maturities or a withdrawal request made by an individual investor in step-up returns investment programs that allow weekly or monthly withdrawals on specified dates during each weekly or monthly period, the loans underlying such investment program held by the individual investor may be transferred to another investment program as part of the underlying loan portfolios. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, it may cause a run on our investment programs. Although we have developed sophisticated algorithms and systems to match the investment and redemption requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every withdrawal request from our investors who subscribe to our investment programs can be met on a timely basis, or at all.

Our institutional funding partners typically agree to provide funding to our users who meet their predetermined criteria, subject to their approval process. These agreements have fixed terms ranging from one to two years. Some of these agreements have automatic renewal options upon expiration. In addition, while our users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our institutional funding partners, the funding institutions may implement additional requirements in their approval process outside of our monitor and control. Thus, there is no assurance that our institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity, either because they could decline to fund user loans originated on our platform or decline to renew or renegotiate their participation in our direct lending programs. Moreover, some institutional funding partners have required that in the event where the repayment of loans by the borrower is overdue for a certain period of time, the funding partner would have the right to terminate the loan and is entitled to a compensation equal to the amount of the outstanding principal and interests from the us or our affiliated guarantee companies. If we are unable to provide such compensation, the funding partner may terminate the cooperation with us, which in turn may negatively affect the confidence of other funding partners in us. In such events, our liquidity, the availability of our investor protection funds and our business prospects will be adversely and negatively affected.

In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, institutional funding partners may become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among online lending platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Furthermore, if PRC laws and regulations are issued that prohibit our cooperation with our institutional funding partners, including licensed financial institutions, microcredit lenders or other consumer finance platforms, our cooperation with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to sustain our historical growth rates.

We have experienced rapid growth since we commenced our online consumer finance business. Our total operating revenue increased significantly from RMB5,582 million in 2017 to RMB7,597 million in 2018, and further to RMB10,604 million (US$1,523 million) in 2019. We originated RMB66.1 billion and RMB126 billion (US$18.1 billion) in loans in 2018 and 2019. However, there can be no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our operating revenue may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing in the growth of China’s online consumer finance industry, difficulties in delivery and fulfillment of online purchases, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

We incurred net losses in the past and may incur net losses in the future.

We incurred net losses in the past while we had a net income in 2017, 2018 and 2019, respectively. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving educated young professionals and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. In addition, we historically had relatively low charge-off rates. Our vintage charge-off rates as of December 31, 2019 for each vintage of a three-month period from January 1, 2015 through December 31, 2019 were just over 3%. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have cooperated extensively with JD.com, from which we source a significant portion of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected. In addition, we have third-party sellers on our online marketplace on the e- commerce channel. We do not have as much control over the quality, storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on intellectual property rights, or for other misconduct, including carrying out fictitious transactions or deleting unfavorable comments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” and “—Regulations Relating to Product Quality and Consumer Rights Protection.”

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

Furthermore, we work closely with certain third-party service providers, such as third-party payment platforms, custody and settlement service providers, commercial data providers, and loan collection service providers, in conducting our business. If these third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Moreover, any aggressive practices or misconduct by any of our third-party service providers, including third-party loan collection service providers, could damage our reputation and subject us to claims and investigations. If we are unable to effectively monitor and regulate our third-party loan collection service providers, we may need to conduct more loan collection activities ourselves, which may increase our costs, subject us to heightened reputational and legal risks and adversely affect our business, financial condition and results of operations.

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

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling user and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our educated young professional users may be more susceptible to fraud due to their limited financial knowledge and experience in using financial services. They may not be well equipped to detect sophisticated fraudulent schemes that directly target them. For instance, our users may be encouraged by third parties or organized criminal groups to incur personal installment loans on our platform and transfer the proceeds to them, who have no intention to repay, ultimately resulting in default. Other scammers may pretend to be us, offer our users fraudulent loans and charge fraudulent “service fees” to our users. We provide our users with education on financial planning and management, including on the concept of credit, credit and personal information protection, fraud and identity theft prevention. However, we cannot assure you that these efforts will be effective in preventing fraud. While we have not historically experienced any significant incident of fraud that caused material losses to us, significant increases in fraudulent activities on our platform could negatively impact our brand and reputation, increase our operational costs, result in losses to us and our funding sources, reduce loan originations on our platform and lead us to take additional steps to reduce the risk of fraud, which could further increase our costs and expenses. High-profile fraudulent activity could also lead to regulatory intervention, and may divert our management’s time and attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

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

We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, which may result in significantly disruptions to our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. We are also required to obtain certain licenses and permits for our online consumer financing and microcredit services. See “Item 3. Key Information—D. Risk Factors—The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations” and “—We may be forced to terminate our online lending information intermediary services if we fail to complete the record-filing for our online lending information intermediary services. We may also be required to gradually reduce the balance of loans on Juzi Licai.”

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) in July 2017, which will remain valid until July 2022, and certain value-added telecommunications service license for online data processing and transaction processing in July 2019, which will remain valid until July 2024. Our membership platform, Le Card, operated by Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service in January 2019, which will remain valid until January 2024. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

New laws and regulations may impose additional requirements and other obligations on our e-commerce business, which may materially and adversely affect our business, financial condition and results of operations.

In addition to requirements of licenses and permits, PRC laws and regulations also require e-commerce platform operators to take measures to protect consumer rights. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce.” Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. For example, the E-Commerce Law that became effective on January 1, 2019 requires e-commerce platform operators to take necessary actions if the merchants on the platform fail to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operations.

Moreover, under the E-Commerce Law, except for in certain circumstances, all e-commerce operators, including e-commerce platform operators and merchants on these platforms, shall register with local branches of the State Administration for Market Regulations, or the SAMR, provide identity information of merchants on their platform to local branches of SAMR and prompt any merchants failing to make such registrations to comply with the relevant registration requirements. We have required merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants and fail to attract potential merchants who may not be willing to cooperate with us in full compliance with the E-Commerce Law. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations to (i) ensure platforms’ security, including but not limited to protection of data privacy, (ii) ensure fair dealing and protect the legitimate rights and interests of consumers on the platform, (iii) publicize transaction information preservation and transaction rules, and (iv) protect intellectual properties. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions, which may have a material adverse impact on our business and results of operations.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting certain travels, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. We have taken a series of measures in response to the outbreak, including, among others, temporary remote working arrangements for nearly all of our employees, assigning shuttle buses to transport our employees, increased health monitoring (included daily temperature checks), additional disinfecting and cleaning of our offices, provisions of masks, and other sanitary measures. In addition, to facilitate remote working, we have adjusted our IT and technology systems. These steps taken have increased and may continue to increase our costs, lowered our efficiency, reduce our ability to market our products, and disrupted our normal operations. Return to operations after the Chinese New Year holiday was significantly delayed and impacted as a results, and our operations continues to be impacted by the ongoing pandemic.

The outbreak has suspended our offline marketing activities as well as impeded our e-commerce operations. Normal e-commerce activities were delayed and logistics did not fully return to normal after the Chinese New Year holiday. Delays in the delivery of our merchandise sold on our platform to the customers have occurred, which may in turn adversely affect our revenue and financial condition as well as our customer experience. This outbreak has also caused restrictions on our employees’ and other service providers’ ability to travel, which may in turn impair our ability to conduct any business activities that require face-to-face meetings and signings, such as discussions with our business partners and our funding partners. This may in turn impact our access to and ability to obtain sufficient funding. The ongoing pandemic has also effectively shut off our offline marketing efforts and may continue to do so in the future. It has also negatively impacted the effectiveness of our collection efforts, which may require us to increase the amount of allowance for credit losses. As a result of any of the above developments, our business, financial condition and results of operations could be materially and adversely affected.

In particular, as our collections team is primarily based in Wuhan, the ongoing pandemic has and may continue to negatively impact our collections efforts, which in turn will negatively impact our delinquency rates and our credit statistics. We lease office space in Wuhan for our collection services team of approximately 1,600 employees and outsourced personnel under our management. The ongoing outbreak has caused, and may continue to cause us and certain of our business partners, to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration, even after the suspension of the travel bans from and to Wuhan. We have taken measures to reduce the impact of this epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to meet the ongoing requirements. However, we might still experience lower work efficiency and productivity, which may adversely affect our service quality and collections efforts.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may also impact us in a materially negative way. As our customers experience greater economic uncertainty, potential unemployment or actual unemployment, they may become less confident in economic recovery and less inclined to consume or borrow, which could then materially impact our businesses. Users may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact directly our delinquencies, bad debt, charge-offs, and other credit statistics. This may result in an upward adjustment in our provision of financial assets subject to credit losses and guarantee liabilities and adversely affect our financial condition and results of operations in 2020. In the negative economic environment caused by COVID-19, we have and may also continue to need to adjust our credit scoring model and lower our approval rates, in order to mitigate against any potential credit risks. This may in turn negatively impact our revenues and our growth.

In addition, our business partners, especially smaller or medium sized enterprises in China, may also experience economic hardship which may force them out of business, leaving us with fewer partners and consumption scenarios for our clients. Further, the operations of our business partners and service providers may also be constrained and impacted, due to limited freedom of movement and less efficient operations, which may have a negative impact on our business. As parts of our business is focused on facilitating consumption, both online and offline, the inability of customers to move freely and consume in offline environments may also impact negatively our growth and loan generation. Furthermore, some of the companies we have invested in have suffered from the temporary closure of offices and facilities and the general downturn of the economy resulted from the COVID-19 outbreak. Consequently, we may not receive investment returns as excepted, and may lose part or all of our investment in these companies.

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the global impact of COVID-19 and the actions to contain the coronavirus or alleviate its impact, among others. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions. Our business and financial performance have been adversely affected by the outbreak of coronavirus in China since the beginning of 2020, and such adversely impact is likely to continue throughout the current year, if not longer.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our users are willing to borrow, and the interest rates at which our funding partners are willing to lend. Specific benchmark rates may fluctuate as a result of changes in economic conditions and governmental policies. For example, the People's Bank of China lowered its benchmark lending rates in February 2020 and further in April 2020 as China's economy continued to be threatened by the COVID-19 outbreak. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our users. For example, in a falling interest rate environment, potential users may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the expected rates of return on our investment products may be reduced, and our profitability may be adversely affected.

We rely on the sale of computers, smartphones and other consumer electronics for a significant portion of our loans originated to finance user purchases on our e-commerce channel.

Historically, online sales of electronic products, including computers and smartphones, have accounted for a majority of purchases on our e-commerce channel, and thus a significant portion of online direct sales and services income. Electronic products sold on our e-commerce channel accounted for approximately 69%, 52% and 53% of our total loans originated to finance user purchases on our e-commerce channel in 2017, 2018 and 2019. We expect that sales of these products will continue to translate into a significant portion of our total operating revenue and loans originated to finance user purchases on our e-commerce channel in the near future. We have increased our offerings on our e-commerce channel to include other product categories, and we have continuously added new products within each product category. However, due to the demographic characteristics of our target user cohort and their demand, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on the sales of electronic products. We face intense competition from online sellers of electronic products and from established companies with physical stores that are moving into online retail, such as Taobao.com, Tmall.com, JD.com and

Suning.com. Any event that results in a reduction in our sales of electronic products could materially and adversely affect our ability to maintain or increase the level of our operating revenue and loan originations and to maintain or improve our business prospects.

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

There currently exists no trading market for the loans invested by individual investors on Juzi Licai. Individual investors are not permitted to directly transfer their investments to other individual investors prior to maturity. For fixed maturities investment programs, investors are only allowed to withdraw their funds upon maturity. For step-up returns investment programs, individual investors are allowed to withdraw their funds on the condition that withdrawals be made on specified dates during each weekly or monthly period. We are also currently in the process of gradually reducing funding from individual investors on Juzi Licai and have ceased facilitating new loans with funding from individual investors on Juzi Licai platform since November 2019. In the event that investors request to withdraw a substantial amount of their investments at the same time or within a short time period, there may be a run on our investment programs and we may be unable to meet the investors’ withdrawal demands on a timely basis, or at all. To the extent that individual investors are not able to transfer loans at all or withdraw their funds when needs for liquidity arise, our reputation may be adversely affected and we may be subject to legal liability and administrative penalties, which may have a material and adverse effect on our business and competitive position.

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

We have built a collection team with both in-house employees and third-party service providers to handle the collection of delinquent loans. If either our employees or our third-party service providers’ collection methods, such as phone calls, text messages, in-person visits, legal letters and litigations and/or arbitrations, are not effective and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease. While we have implemented and enforced policies and procedures relating to collection activities by us and third-party service providers, including initiating litigations and arbitrations against delinquent users, if those collection methods were to be viewed by the users or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the users or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven to be ineffective, we might not be able to maintain our delinquent loan collection rate and the funding sources’ confidence in our platform may be negatively impacted. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan originations on our platform will decrease, and our business and the results of operations could be materially and adversely affected.

The recent outbreak of COVID-19 in China has also negatively impacted the effectiveness of our collection efforts. As our collections team is primarily based in Wuhan, the ongoing pandemic has, and may continue to have, a negative impact on our collection efforts. This has negatively impacted, and may continue to negatively impact, our delinquency rates and our credit statistics. The ongoing outbreak has caused, and may continue to cause us to implement temporary adjustment of work schemes for our collections team, allowing our employees to work from home and adopt remote collaboration, even after the suspension of the travel ban from and to Wuhan. We have taken measures to reduce the impact of this epidemic outbreak, including upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to meet the ongoing requirements. However, we have and may continue to experience lower work efficiency and productivity, which may adversely affect our service quality and collections efforts. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China."

Moreover, the current regulatory regime for debt collection in China remains unclear. Although we aim to ensure compliance of our collection efforts with the relevant laws and regulations and we have established strict internal policies to prohibit our collections team from engaging in aggressive practices, we cannot assure you that our collection activities will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in China may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to a decrease in the willingness of prospective customers to use our products or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

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

Online direct sales on our e-commerce channel account for a significant portion of our total operating revenue and loan originations. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

●	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;
●	the level of trust and confidence of Chinese consumers in online shopping, as well as changes in user demographics and consumer tastes and preferences;
●	the selection, price and popularity of products that we and our competitors offer online;
●	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
●	the development of fulfillment, payment and other ancillary services associated with online purchases.

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

We have adopted user-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Measures on the Administration of Online Transactions promulgated by the State Administration for Industry and Commerce (which was integrated into the SAMR with other governmental departments in March 2018), in January 2014, which became effective in March 2014, or the Online Transactions Measures, consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.” These policies improve users’ shopping experience and promote user loyalty, which in turn help us acquire and retain users. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in a loss of existing users or failure to acquire new users at a desirable pace, and may materially and adversely affect our results of operations as a result.

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

We have granted, and may continue to grant, low and nominally priced options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2017, 2018 and 2019, we recorded an aggregate of RMB75.7 million, RMB122.6 million RMB177.3 million (US$25.5 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If the total addressable market for our target user cohort is smaller than what we believe it is, our results of operations may be adversely affected and our business may suffer.

It is very difficult to estimate the total addressable market for our target user cohort due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online consumer finance industry in China. We believe that our total addressable market of users consists of educated young professionals. However, if there is less demand than we anticipate for loan products offered on our platform, it may materially and adversely impact our business, financial condition and results of operations.

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

In addition to the impact of COVID-19, our business could also be adversely affected by the effects of epidemics, including avian influenza, sever acute respiratory syndrome (SARS), influenza A (H1N1), Ebola, Zika virus, H7N9 flu, avian flu or another pandemic. Any such occurrences could cause sever disruption to our daily operations. In recent years, there have been outbreaks of epidemics in China and globally. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shenzhen, where most of our directors and management and a significant portion of our employees currently reside. Most of our in-house and outsourcing collection team, customer service team are located in Wuhan. Most of our system hardware and back-up systems are hosted in leased facilities located in Shenzhen, Guangzhou and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shenzhen, Wuhan, Guangzhou and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shenzhen, Wuhan, Guangzhou, Beijing, or any other city where we have major operations in China, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In September 2019, we issued $300 million principal amount of convertible senior notes. The convertible notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The notes will be convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the holder’s option from the date that is six months after the issuance date. The holder of the notes will have the right to require us to repurchase for cash all or any portion of the notes on the fourth anniversary of the issuance date. We may not have sufficient funds to pay the interest or fulfill other obligations under the notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the notes, we will be in default under the agreements governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

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

We primarily generate financial services income by charging fees from the users on our platform through our own guarantee companies and from third-party guarantee companies, who in turn charge guarantee service fees to our users. We also generate financial services income by charging fees from financial institutions. These fee rates may also be affected by a change over time in the mix of the types of products we provide to our users and investors, the macroeconomic factors, as well as the competition in the online consumer finance industry. In line with the general regulatory trends in enforcing a lower maximum percentage on fees charged for financial services, we may have to further reduce our fee rates. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

Changes in PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending could have a material adverse effect on our business.

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

Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People’s Court in August 2017, or the Opinions for Financial Judgment Work, provide more detailed rules on the legal limits of interest and fees charged in connection with a loan and specify that the intermediary service fees charged by an online lending intermediary to circumvent the legal limit of interest of private lending shall be invalid. The Circular 141 further clarifies that the total amount of interest and fees charged to borrowers must be within the limit set forth in the Private Lending Judicial Interpretations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulations Relating to Loans Between Individuals.”

Currently, none of our loans facilitated by us has an overall annualized interest rate exceeding 36%. We believe the current service fees and various other fees charged to the users on our platform are reasonable and in compliance with relevant requirements under the above PRC laws, regulations or rules. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and may be required to reduce the fees and annual interest rate we charge to our users. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The origination of loans on our platform could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising and unauthorized public offerings.

PRC laws and regulations prohibit persons and companies from raising funds by advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the SAMR, and other governmental authorities, and can lead to civil or criminal lawsuits.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as online lending information intermediaries for users and individual investors. In addition, we do not directly receive any funds from individual investors in our own accounts as funds from individual investors are deposited into and settled by a third-party custody account managed by China Guangfa Bank. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAMR and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

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

Any failure to protect the confidential information of our users, funding sources and other third parties or improper use of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and discourage users from using our platform.

Our platform collects, stores and processes certain personal and other sensitive data from our users and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, the regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

Meanwhile, in addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, cause the App stores to remove our mobile applications, damage our reputation, inhibit the use of our platform and harm our business.

For example, the Internet Security Law released by the Standing Committee of the National People’s Congress in November 2016 provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration jointly issued the Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2017), which came into effect in May 2018. Moreover, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2020) in March 2020, which will replace the previous standard GB/T 35273-2017 and will take effect in October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the Internet Security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

Failure to prevent cybersecurity breaches will materially and adversely affect our business, reputation, financial condition and results of operations.

The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. In addition, we store part of our data on third-party cloud computing platform servers that are vulnerable to service breaks or cyber-attacks, the occurrence of which may result in data breach or loss. While we and/or the applicable third-party service providers that we cooperate with have taken steps to protect the confidential information that we have access to, security measures, whether taken by us and/or by third-party service providers with whom we cooperate with could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential user and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to third-party servers which results in leakage of personal data and user information may also harm consumer trust in us and damages our brand reputation. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected in addition to the increased operating costs we incur for data protection.

In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. In particular, we use user information to make credit assessment of users through our Hawkeye engine. These data might be lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. A noticeable trend in the laws, regulations and policies in China toward an increased level of data protection has also restricted our access to user data in some ways as well as the third-party data providers’ ability to provide us with comprehensive data and user information. If the amount and quality of the data we collect are negatively affected, the effectiveness of our risk management may be undermined, which may lead to higher charge-off rates and adversely and materially affect our business and results of operations.

Any significant disruption in service on our platforms, our computer systems or third-party service providers’ systems, including events beyond our control, could reduce the attractiveness of our platforms and result in a loss of users or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platforms would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, user service, reputation, and ability to retain existing and attract new users, investors and institutional funding partners. Much of our system hardware is hosted in leased facilities located in Shenzhen, Guangzhou and Beijing. We also rely significantly on our third-party service providers for the operation of our platform. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Shenzhen, Guangzhou and Beijing, we could experience interruptions and delays in our service and may incur additional expenses in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters, health pandemics such as the ongoing COVID-19 or security breaches, whether accidental or willful, could harm our relationships with our users, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause users, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

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

We believe that trademarks, trade secrets, copyright and other intellectual property we use are critical to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. For example, we regularly file applications to register our trademarks in China, but these applications may not be successful and may be challenged by third parties. Meanwhile, intellectual property rights and confidentiality protections in China may not be as effective as those in the U.S. or other countries for many reasons, including lack of procedural rules for discovery and evidence, and low damage awards. Implementation and enforcement of China intellectual property laws have historically been deficient and ineffective. As a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation. In particular, we may have difficulty addressing the threats to our business associated with piracy of our content, particularly our original content. Our content may be potentially subject to unauthorized consumer copying and illegal digital dissemination without an economic return to us. We adopt a variety of measures to mitigate risks associated with piracy, including by litigation and through technology measures. We cannot assure that such measures will be effective.

In addition, while we typically require our employees who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. In addition, such agreements may be breached. Accordingly, we may be forced to bring claims against third parties, or defend claims that they may bring against us related to the ownership of such intellectual property.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention. The experience and capabilities of China courts in handling intellectual property litigation varies and outcomes are unpredictable.

We have been and may be subject to intellectual property infringement claims or other legal proceedings and claims in the ordinary course of our business, which may be expensive to defend and may disrupt our business and operations.

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

In addition, from time to time, we may be subject to other legal proceedings and claims arising from our ordinary course of business. For example, Shenzhen Fenqile has been named as a third-party in a complaint filed in the Second Intermediate People’s Court of Beijing in December 2019 by Beijing Zhongtai Yingchuang Enterprise Management Co., Ltd. against Yinglianshi Animation Culture Development (Beijing) Co., Ltd. The plaintiff claimed a damage of RMB120 million from Shenzhen Fenqile. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. We are currently unable to estimate the possible outcome or possible range of loss, if any, associated with the resolution of this case. Any adverse outcome of this and other cases could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

Defending litigations or other claims against us is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our platform to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

In addition to our website, we also offer consumer finance products on our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and became effective in August 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

Erroneous reports with respect to certain of our users have been sent to the credit reference center of the PBOC, which may result in reputational damage to us.

Some of our institutional funding partners report delinquencies of our users to the credit reference center of the PBOC, which adversely affect such users’ credit profiles and abilities to obtain loans in the future. Due to errors in our interfaces with certain institutional funding partners, we have occasionally failed to inform certain institutional funding partners about repayments made by users. As a result, such institutional funding partners believed that the users were delinquent on loan repayments and therefore made erroneous reports to the credit reference center of the PBOC. Neither we nor the institutional funding partners are subject to legal liabilities as long as the institutional funding partners inform the PBOC about the errors in a timely fashion after receiving complaints from the borrowers. Such errors in reports have been isolated incidents and have not resulted in material adverse effect on our business as of the date of this annual report. We have started to request our institutional funding partners to compare their records of delinquent borrowers with ours to avoid future errors. However, there can be no assurance that our institutional funding partners will always cooperate with us or that such measures will be effective in preventing errors. If additional erroneous reports were made to the PBOC in the future, we may suffer negative publicity and reputational damage, which could have an adverse effect on our business, results of operations and financial condition.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

The Guidelines purport, among other things, to require internet finance service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. In conjunction with the Guidelines, the PBOC, the CBIRC and the China Securities Regulatory Commission, or the CSRC, jointly released the Administrative Measures for Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (for Trial Implementation), or the Anti-Money Laundering Measures for Internet Financial Institutions, effective in January 2019, pursuant to which institutions engaging in internet finance business, including online payment, online lending, online lending information intermediary business etc., shall be subject to the obligation of anti-money laundering and anti-terrorism financing. The Anti-Money Laundering Measures for Internet Financial Institutions further requires that institutions engaging in internet finance business (other than financing institutions and non-bank payment institutions) shall complete a registration and report large-sum transactions and suspicious transactions through an internet platform to monitor anti-money laundering and anti-terrorism financing, or the Anti-Money Laundering Internet Monitoring Platform, which shall be established by the PBOC. The Interim Measures also require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines require that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall fulfill and cooperate with custodian bank to fulfill anti-money laundering obligations.

We have implemented various policies and procedures, including internal controls, collaborations with relevant regulatory authorities and “know-your-customer” procedures, for anti-money laundering purposes. We have also established access to the Anti-Money Laundering Internet Monitoring Platform to report large-sum transactions and suspicious transactions thereon in accordance with such Anti-Money Laundering Measures for Internet Financial Institutions In addition, we rely on our institutional funding partners and payment processors, in particular the custodian banks and online payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. Certain of our institutional funding partners, the custody banks and online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC.

However, there is no assurance that our anti-money laundering policies and procedures will protect us from being exploited for money laundering purposes or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules, if and when adopted. Moreover, if any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

From time to time we may evaluate and consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We have made, and may evaluate and consider to make, strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve users, investors and institutional funding partners. Our current equity investments outside of China primarily include investments in companies in India, Indonesia and the United States. We have also made debt and equity investments in various companies in China. See “Item 4. Information on the Company—A. History and Development of the Company—Strategic Investments.”

The investments and acquired assets or businesses may not generate the financial results we expect. Moreover, these investments, as well as potential future investments we may make, may require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

●	risks associated with the assimilation of new operations, services, technologies and personnel;
●	unforeseen or hidden liabilities;
●	the diversion of resources from our existing businesses and technologies;
●	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and
●	the potential loss of, or harm to, relationships with employees and marketplace users as a result of the integration of new businesses or investment.

Any failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business, results of operations and financial condition.

Furthermore, investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. For example, the private companies that we have invested in could be adversely affected by the COVID-19 outbreak, which may lead to impairment in the fair values of our investments and in turn adversely affect our financial condition and operating results. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

Our business is subject to the risks of international operations.

We had expanded our operations overseas and operate our business in certain foreign jurisdictions such as India. Compliance with foreign laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include foreign investment laws, labor relations laws, tax laws, foreign currency-related regulations, anti-competition regulations, prohibitions on payments to governmental officials, market access and others. In particular, laws and business practices that prohibit or limit foreign ownership of certain businesses may adversely affect our business prospects and slow our growth. For example, in April 2020, the Finance Ministry of India adopted changes in the Foreign Exchange Management Act (FEMA), pursuant to which foreign investors from countries that share land border with India, including China, must obtain prior governmental approval for transfer of ownership and/or increase in registered capital in any existing or future investments in India. We are a minority shareholder in an Indian Non-Banking Financial Company (NBFC) and plan to transfer part of our shares to potential buyers to realize a profit on our investment. We have also made other investments in India and are currently planning to register a NBFC. The changes in FEMA described above may delay or restrict our operations in India and have an adverse impact on our results of operations.

Furthermore, laws and regulations in many jurisdictions are subject to uncertainties and changes, and any violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could also delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Compliance with these laws requires a significant amount of management attention and effort, which may divert management’s attention from running our business operations and could harm our ability to grow our business, or may increase our expenses as we engage specialized or other additional resources to assist us with our compliance efforts. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis. For instance, in the preparation of the unaudited condensed consolidated financial information for the second quarter of 2019, we uncovered certain control deficiencies which led to accounting errors in our unaudited condensed consolidated financial information for the first quarter of 2019. The accounting errors were corrected and disclosed in our earnings release for the quarter ended June 30, 2019 on Form 6-K. We have undertaken remedial measures to improve our quarter-end closing procedures and addressed the relevant control deficiencies. Moreover, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any material weaknesses or deficiencies in the future may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

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

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, technology and product development, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

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

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing provident fund, medical insurance, on-the-job injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010.

There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, chairman of the board of directors and chief executive officer, Mr. Jay Wenjie Xiao, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Negative List (2019 Revision), and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among our PRC subsidiary (namely Beijing Shijitong or Shenzhen Lexin Software Technology Co., Ltd., as applicable), our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, a subsidiary of Shenzhen Xinjie, our variable interest entity, has obtained certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) in July 2017, which will remain valid until July 2022, and certain value-added telecommunications service license for online data processing and transaction processing in July 2019, which will remain valid until July 2024. Our membership platform, Le Card, operated by Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service in January 2019, which will remain valid until January 2024. It is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People's Congress, or the NPC, passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate Fenqile and Juzi Licai through Shenzhen Fenqile and Qianhai Juzi, respectively. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transaction—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

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

The shareholders of our variable interest entities include Mr. Jay Wenjie Xiao, Mr. Jared Yi Wu, Mr. Wenbin Li, Mr. Kris Qian Qiao, Mr. Jianwei Wei, Mr. Xiaoting Zhou, and Mrs. Shan Xu(as applicable). These shareholders may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law and regulations require enterprises that conduct related party transactions to prepare transfer pricing documentations to demonstrate the basis of determining the price, the computation methodology and detailed explanations. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles after they conducted tax inspection. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our PRC subsidiaries. In addition, if a PRC subsidiary requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 could have a significant adverse impact on China’s economic growth for the full year of 2020. According to statistics from the National Bureau of Statistics of China, in the first quarter of 2020 China’s GDP shrank by 6.8%, compared to growth of 6.4% in the first quarter of 2019, demonstrating the significant pressure of the outbreak on China’s economy. In addition, according to the International Monetary Fund, China’s GDP growth is currently projected to be 1.2% for the full year of 2020 as a result of COVID-19, compared to 6.1% for the full year of 2019.

The macroeconomic slowdown in China from COVID-19 appears to have weighed on growth in the online consumer finance market during the first quarter of 2020, and may continue to weigh on such growth for the full year of 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The tension in international trade, particularly with regard to U.S. and China trade policies, could materially and adversely impact our business and financial condition.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and users. Although cross-border business is not be an area of our focus, if we plan to market internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products and services, or prevent us from being able to market our products and services in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could adversely affect our business, financial condition and results of operations.

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

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate detailed implementation regulation of the Interim Measures, or other new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Meanwhile, the Implementation Regulations on the Foreign Investment Law, which was promulgated by the State Council in December 2019 and became effective on January 1, 2020, further clarified and elaborated the relevant provisions of the Foreign Investment Law.

However, since the Foreign Investment Law and its implementation regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that foreign-invested enterprises established before the Foreign Investment Law came into effect may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries when such transition period ends. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary surplus funds. These statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to certain information reporting requirements on foreign investors or the applicable foreign investment entities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment.” In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan to be provided by us to our variable interest entity must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19 became effective as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign- invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprises). In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and our consolidated variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated variable interest entities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated variable interest entities when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments or at all, have not registered with certain governmental authority to make social insurance and housing provident funds contributions, and have engaged third-party human resources agencies to pay on our behalf for some of our employees. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits or failure to complete the social insurance registration and housing provident fund registration, we may be required to make up the contributions for these plans as well as to pay late fees and fines or be subject to legal sanctions; with respect to the under withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under withheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75. In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Mr. Jay Wenjie Xiao, who directly or indirectly holds shares in our Cayman Islands holding company and who is known to us as being a PRC resident, has completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or SAFE Circular 7. Pursuant to the SAFE Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share incentives. Under these rules and regulations, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises”, or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Qianhai Juzi is qualified as an HNTE for the three years ending December 31, 2017, 2018, and 2019, and will need to re-apply for HNTE qualification in 2020. In March 2020, Mengtian Technology and Shenzhen Lexin Software Technology Co., Ltd. received confirmation from the relevant PRC government agencies that they qualify as HNTEs for the three years ending December 31, 2019, 2020, and 2021, and will need to re-apply for HNTE qualification in 2022.

The PRC Enterprise Income Tax Law and its implementing rules and other relevant regulations and rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and each of Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd., a subsidiary of our variable interest entity, was qualified as “Software Enterprises” in 2017. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC. There are uncertainties regarding future interpretation and implementation of the PRC Enterprise Income Tax Law and its implementing regulations. It is possible that the HNTE and Software Enterprise qualifications of our operating entities currently qualified as such, or their entitlement to an income tax exemption or refund of their value-added tax, will be challenged by tax authorities and be repealed, or that there will be future implementing regulations that are inconsistent with current interpretation of the PRC Enterprise Income Tax. If those operating entities cannot qualify for such preferential income tax status, our effective income tax rate will be increased significantly and we may have to pay additional income taxes to make up the previously unpaid taxes, which would reduce our net income.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Taxation Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Installment (HK) Investment Limited, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation, or SAT, in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company (excluding cash) are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Income Tax for Share Transfers.”

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company and our non-PRC resident investors may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under Circular 7. See “Item 10. Additional Information—E. Taxation— People’s Republic of China Taxation.” For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 7. As a result, we may be required to expend valuable resources to comply with Circular 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Recent litigation and negative publicity related to China-based companies listed in the United States may result in increased regulatory scrutiny on us and a negative impact on the trading price of our ADSs, which could adversely affect our business, including our results of operations, financial condition, cash flows and prospects.

We believe that the recent litigations and negative publicity related to companies with operations in China that are listed in the United States have negatively impacted the stock prices for these companies. Various equity-based research organizations have published shorting or other negative reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. These statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to the American Depositary Shares

The market price for our ADSs may be volatile.

Since the Company’s ADSs became listed on Nasdaq on December 21, 2017, the trading price of our ADSs has ranged from US$6.5 to US$20.0. The trading prices of ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The trading performances of other Chinese companies’ securities, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic has caused a significant drop in prices on global stock markets, and appears to have similarly had an adverse impact on the market price of our ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;
●	conditions in the online consumer finance industry and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online consumer finance platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or the ADSs; and
●	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of March 31, 2020, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 78.9% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Moreover, S&P, Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

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

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be subject to short seller attacks from time to time. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 31, 2020, we had 263,392,392 Class A ordinary shares outstanding, including 211,913,544 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. If we ask for voting instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date for the general meeting, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares that are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

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

Under the deposit agreement for the ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meetings if you do not timely and properly give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

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

Conversion of our convertible notes may dilute the ownership interest of existing shareholders.

We issued $300 million principal amount of convertible senior notes due 2026 in September 2019. The conversion of some or all of the notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these individuals are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As of March 31, 2020, our directors and officers collectively owns an aggregate of 79.0% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The market price of the ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2019 or becoming a PFIC in one or more future taxable years.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax— Passive Foreign Investment Company Considerations.”

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2020 relating to internal controls over financial reporting. These rules and regulations have increased and may continue to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

Item 4.Information on the Company

A.	History and Development of the Company

We commenced our online consumer finance business and began to operate Fenqile in October 2013 through Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile. In October 2013, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, was incorporated as an investment holding company in the PRC and established its wholly owned subsidiary, Shenzhen Qianhai Juzi Information Technology Co., Ltd., or Qianhai Juzi in June 2014 to operate our online investment platform Juzi Licai. In November 2013, Staging Finance Holding Ltd., or Staging Finance, was incorporated under the laws of the Cayman Islands as our offshore holding company, which then established our wholly owned subsidiary, Installment (HK) Investment Limited, or Installment HK, in Hong Kong. Beijing Shijitong Technology Co., Ltd., or Beijing Shijitong was established in July 2014 as a wholly owned subsidiary of Installment HK in the PRC. In March 2017, we changed our name from “Staging Finance Holding Ltd.” to “LexinFintech Holdings Ltd.”

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

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The notes will be convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the holder’s option from the date that is six months after the issuance date. The holder of the notes will have the right to require us to repurchase for cash all or any portion of the notes on the fourth anniversary of the issuance date.

Our principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China. Our telephone number at this address is +86 755 3637 8888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 801 2nd Avenue, Suite 403, New York, NY 10017.

Strategic Investments

We have made investments in businesses in China and abroad. Our investment activities in recent years include equity investments in companies operating in the online consumer finance, individual consumption loans, consumer finance, insurance and fintech industries. We have invested in companies operating in India, Indonesia, the U.S. and China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— From time to time we may evaluate and consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.” We expect to continue to evaluate and pursue potential opportunities for strategic investments.

B.	Business Overview

Overview

We are a leading online consumption and consumer finance platform for educated young professionals in China. We provide a range of services including financial technology services, membership benefits, and a point redemption system through our Fenqile ecommerce platform and Le Card membership platform. We work with financial institutions and both online and offline brands and retailers to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. We utilize advanced technologies such as big data, cloud computing and artificial intelligence throughout our services and operations to better serve our customers. The use of these technologies encompasses our risk management and loan facilitation systems, which allow for the near-instantaneous matching of users’ funding requests with offers from over 50 funding partners.

We strategically focus on serving the needs of educated young professionals in China between the ages of 18 and 36. These are the customers, we believe, with high income potential, more advanced educational background, higher consumption needs, a temporary mismatch between their needs and their income levels (which creates needs for consumption smoothing), a strong desire to build their credit profile, and an appreciation for an efficient user experience. In addition, we believe that the educated young professionals in China will mature to become what we term as the “New Consumption” or the primary group of consumers within the Chinese economy in the future. Our online ecommerce, consumption and consumer finance platform, Fenqile, addresses our users’ needs by offering an array of products and services as well as credit lines. We offer a wide variety of competitively priced products on our e-commerce channel and allow users to directly use their credit lines to finance purchases. Through our Le Hua Card, we also enable our customers to connect their preferred payment tool directly to their credit line with us, allowing them to draw down directly from their credit line when they make each individual purchase. The individual loans that we provide to our customers are matched with diversified funding sources, which are primarily institutional funding partners in our lending programs. Our institutional funding partners include major Chinese banks, consumer finance companies, and other financial institutions and organizations.

Our Users

From our inception in August 2013 through the end of 2019, we originated loans to over 13.3 million users on a cumulative basis. In 2017, 2018 and 2019, we originated loans to approximately 4.1 million, 4.9 million and 9.9 million active users through our platform, representing a compound annual growth rate, or CAGR, of 55.4%. Our online consumer finance platform features a high proportion of repeat users. Of all active users on our platform in 2017, 2018 and 2019, approximately 80%, 80% and 81%, respectively, were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. As of December 31, 2019, we had over 19.4 million users with an approved credit line and over 73.3 million registered users.

User acquisition and retention

We strategically focus on serving educated young professionals in China, or what we would term as the “New Generation” of consumers in China, who is our target user cohort. As of December 31, 2019, this target user group represented over 90% of our total user base. To date, we have successfully accumulated a large user base and achieved deep market penetration among educated young professionals in China by providing an online consumption platform that integrates high quality financial services, online and offline consumption scenarios, membership benefits, and an efficient customer experience.

We acquire customers primarily through three methods: (i) online advertising and related channels, including online platforms and Apps such as Douyin and Weixin, consisting of paid placements and advertisements that target our core users and help increase brand awareness and generates traffic; (ii) natural traffic, which consists of internet traffic generated from our brand recognition, as well as referrals from our existing customers, with a focus on referrals and benefits that are targeted and customized to the tastes and needs of our target group of educated young professionals; and (iii) our sales force and e-commerce channel which actively engage with educated young professionals by directly interacting with them on a face-to-face basis and by providing them with targeted products that meet their specific consumption tastes and needs. In addition, we also have an increasing number of partnerships and cooperation agreements with numerous offline and online retail brands, third-party e-commerce platforms, and commercial banks. As a whole, our marketing efforts are targeted based on the consumption and lifestyle needs and preferences of our target user cohort. As their tastes and preferences change, we may change or adjust our customer acquisition methods from time to time accordingly.

As our target user cohort is typically geographically concentrated and socially connected, we believe that we can obtain outsized returns on our marketing spending if we utilize the correct methods at the correct time. We focus on acquiring customers at stages when they are either underserved or unserved by other financial institutions. We focus on maintaining a customer acquisition cost of under RMB200 per customer based on internal marketing calculations, and we target to recover our customer acquisition cost per customer within three months.

As part of our continued engagement with our customers, our consumption platform and ecosystem provide access to a wide range of competitively priced products and benefits across both online and offline channels. We offer products and services across many diverse categories, including electronics, apparel, food and beverage, hospitality, used goods, and more. Our products and services are specifically designed to meet the consumption needs and preferences of educated young professionals and to provide our customers with greater benefits and savings. In addition, we offer credit lines often at preferred rates to enable our customers to finance their purchases, which improves engagement and contributes to our monetization.

Included as part of our online consumption platform and ecosystem is our membership and partnership program, the Le Card, which is designed to cultivate user loyalty and improve user engagement through providing numerous benefits, discounts, and savings on a range of products and services. As of December 31, 2019, we have 1.8 million Le Card users. In addition to the original Le Card program, we have a paid membership program, Lehei/Black Card (now upgraded as 99 Membership), offering premium services and additional discounts. As of December 31, 2019, we have 1.5 million cumulative Lehei/Black Card customers.

Our Loan Products

We launched Fenqile, our online consumer finance and e-commerce channel, in October 2013. On Fenqile, we offer credit lines to qualifying customers that can then be applied to a variety of uses, we generally categorize as either personal installment loans or installment purchase loans. Our credit products provide our customers with a competitive interest rates and flexible repayment solutions. All of our loan products are unsecured and feature fixed monthly payments with various terms and. In 2018 and 2019, we originated RMB66.1 billion and RMB126 billion (US$18.1 billion) in loans, representing a 90.6% increase. As of December 31, 2017, 2018 and 2019, the average user loan balance was RMB6,580, RMB9,048 and RMB7,829 (US$1,125), respectively. We offer a basic credit line to our qualified users, or the Le Hua credit line. We determine the amount of the credit line available to each customer based on the result of our credit assessment. When a user is first approved for a credit line, the amount of credit line we offer ranges from RMB1,000 to RMB50,000 and the aggregate loan amount of personal installment loans and installment purchase loans borrowed by a single user may not exceed the credit line available to the customer. The credit line available to a customer, once approved, does not have a term limit. Based on our continuing risk monitoring and assessment, we may unilaterally adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line. We may grant up to an RMB200,000 credit line to existing users who have established a strong credit history with us. A customer may use the entire amount of this credit line towards purchases on our e-commerce channel, but can only use up to a certain percentage of such credit line for cash advances or personal installment loans. The percentage which may be used for cash advances or personal installment loans, or the Le Hua Card may vary from 0% to 100%, depending on the results of the credit assessment. We had approved 19.4 million users for our credit lines or our Le Hua Card as of December 31, 2019. The average credit limit we granted to each user was RMB8,201 in 2017, RMB8,648 in 2018 and RMB9,714 (US$1,395) in 2019. The aggregate amount of credit lines approved by us was RMB62.2 billion as of December 31, 2017, RMB91.0 billion as of December 31, 2018 and RMB188 billion (US$27.0 billion) as of December 31, 2019, whereas the utilization rate, which is calculated as the percentage of outstanding principal balance relative to the total amount of credit lines approved by us, was 31.0% as of December 31, 2017, 35.6% as of December 31, 2018 and 32.2% as of December 31, 2019.

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

Users approved for our credit line are automatically eligible to use the Le Hua Card, a virtual credit card which can be connected directly to their preferred payment solution provider, including Alipay, WeChat Pay, and UnionPay. Instalment terms generally range from 1 to 36 months. By directly connecting the Le Hua Card to their preferred payment solution provider, customers can draw down on their credit lines with us as they are using it, as oppose to drawing down and obtaining a full personal installment loan first as the full amount of such credit lines may not be immediately needed. Customers can therefore apply the use of the Le Hua Card to any offline and online sales where their preferred payment solution is accepted. This allows our customers to use their credit line directly for each individual, everyday purchase instantly on the point. Unlike traditional credit cards, the Le Hua Card does not have an interest free period and interest will immediately accumulate upon the drawdown of the credit line. As each individual loan occurs at the moment of purchase, we are also able to track the specific use of each loan or drawdown from the Le Hua Card.

We offer users who meet certain criteria, including user’s credit profile and repayment history, flexible repayment options such as early repayment. These include the option to postpone their current monthly repayment to the next scheduled payment date or finance the repayment of a particular monthly repayment with a new loan. The flexible repayment options will not increase the available credit line for each user approved by us. We have set certain requirements for the use of flexible repayment options, such as minimum monthly repayments. Moreover, our users currently may not use the flexible repayment options for any new loan that is borrowed to finance the repayment of a monthly repayment. We may adjust the features of the flexible repayment options based on credit performance and our risk management approach from time to time. The flexible repayment options are designed to assist those users who have relatively high consumption needs, and the willingness and potential ability to repay their loans. The new loans are newly originated personal installment loans at higher APRs than other personal installment loans.

The APR for personal installment loans currently ranges from 14% to 36%. In 2017, 2018 and 2019, the total amount of personal installment loans originated on our platform was approximately RMB44.8 billion, RMB63.3 billion and RMB122 billion (US$17.5 billion), respectively. The outstanding principal balance of these loans (including on- and off-balance sheet loans) was RMB58.2 billion (US$8.4 billion) as of December 31, 2019.

Installment purchase loans

A user approved for our credit line can use the available credit line to purchase a variety of products available for sale on direct sales on our e-commerce channel, subject to the approved credit limit available to the user. See “—Our E-Commerce Channel.” Our e-commerce channel enables us to track the users’ use of loans when they are borrowed to finance purchases on our e-commerce channel. We provide financing solutions to help our users finance a purchase by offering installment payment options with flexible minimum down payments ranging from 0% to 50% as well as various loan term ranging from 1 to 36 months, depending on the product, price, supplier and source of funding. Shoppers have the option to choose any combination of these terms, and our system will automatically calculate monthly payments and service fees. The APR for installment purchase loans currently ranges from 18% to 36%. In 2017, 2018 and 2019, the total amount of installment purchase loans originated on our platform was approximately RMB2.9 billion, RMB2.7 billion and RMB3.9 billion (US$563 million), respectively. The outstanding principal balance of installment purchase loans (including on- and off-balance sheet loans) was RMB2.4 billion (US$340 million) as of December 31, 2019.

Loan pricing

Our loan pricing mechanism consists of two components, APRs and credit lines. We price our loans with different APRs based on different products to address product-related credit risks and as a function of market competition and supply and demand.

We primarily address credit risks by varying the amount of credit lines approved for each user. To enhance user experience, we seek to maintain consistency in terms of credit lines among newly acquired users in the same geographic area as they are likely to share their experience with each other. This approach is also consistent with the fact that the risk profiles of similarly situated users are largely homogenous and we utilize grouping as our primary method of credit assessment for new users. For the determination of credit limit based on the level of credit risks, see “—Our Loan Application and Approval Process—Step 3: Credit risk assessment.”

Our E-Commerce Channel

The e-commerce channel on Fenqile offers competitively priced products across 28 categories with relatively high value, including electronics, fashion accessories, home furnishings and decor, used goods and outdoor apparel. The product offerings on our e-commerce channel are designed to specifically meet the shopping needs of educated young professionals. Our e-commerce channel features both direct sales of merchandise curated by us, as well as a marketplace through which third-party online merchants offer and sell their own products and services, such as leisure, travel and continuing education. On our online marketplace, user orders are placed and fulfilled directly by the third-party merchants. The GMV of our e-commerce channel amounted to RMB4.1 billion in 2017, RMB5.8 billion in 2018, and RMB8.1 billion (US$1.2 billion) in 2019. In 2019, we had provided over 3.0 million stock keeping units to our users.

We also extend credit to our users through our membership programs, such as Le Card and Lehei/Black Card (now upgraded as 99 Membership), See “—Our Membership Benefits and Partnership Programs.” and cooperate with various online e-commerce platforms, merchants and online payment channels to provide instantaneous and accessible loan products to consumers.

Users use their approved credit line to finance their purchases on our e-commerce channel. See “—Our Loan Products.” Approximately 32% of our users with an approved credit line as of December 31, 2019 had shopped on our e-commerce channel at least once previously. The operation of our e- commerce channel is highly efficient because of our asset-light approach. Our strategic cooperation with business partners enables us to offer more competitively priced products, while requiring minimal capital, personnel and other resources. For example, we strategically cooperate with JD.com, a major supplier from which we acquire products for our direct sales business at competitive prices. We have achieved seamless connections of user order data with JD.com’s platform. Pursuant to our annual sales agreement with JD.com, which may be automatically extended by another year, JD.com offers us products at exclusive prices and is also responsible for the delivery of product orders. We are responsible for the payment of product orders within 60 days of the purchase.

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

Our Membership Benefits and Partnership Programs

In 2019, we launched our Le Card membership and benefits program, which is offered on a separate mobile app. The Le Card app offers a wide range of savings, benefits and membership privileges across various retailers, products, channels, and brands, including but not limited to food and beverage, apparel, hospitality, and leisure. All of which are targeted towards serving our educated young professional customers. Le Card allows our customers to access a wide variety of savings across different products, and also aggregates the loyalty programs across different brands and platforms to create a form of universal type point system which can then allow users to aggregate their points across loyalty programs between different retailers and brands. This in turn allows incremental benefits to the user and our retail partners, many of whom can be wary of working with larger ecommerce or retail players. As of December 31, 2019, we have 1.8 million Le Card users. In addition to the original Le Card program, we have a paid membership program, Lehei/Black Card (now upgraded as 99 Membership), offering premium services and additional discounts. As of December 31, 2019, we have 1.5 million cumulative Lehei/Black Card customers.

Our Membership Benefits and Partnership Programs also allows us to increase our engagement with our customers, many of whom would utilize their credit lines with us to spend on channels outside of our Fenqile App. By increasing the number of consumption options that are available to our users, and increasing the benefits to our customers by offering benefits and savings from spending within the Lexin ecosystem, we can increase our engagement and understanding of our customers to better serve them. In addition, we can leverage this knowledge to help work with our retail partners to better target and serve both their and our existing customers.

Our Investors and Funding Partners

We benefit from our position of having diversified funding sources, including over 50 funding partners and individual investors. We primarily finance the loans to users through the proceeds provided by third-party commercial banks, consumer finance companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securitized debts. We refer to these funding sources collectively as our institutional funding partners.

Currently, institutional funding provided by financial institutions such as banks and consumer finance companies make up the vast majority of our funding for our credit products. In the fourth quarter of 2019, institutional funding accounted for nearly 100% of all our newly funded loans. Historically, our various investment programs and products were designed to cater to investors and funding partners with different risk-and-return parameters, and our investor investment programs and products formed a larger portion of our funding. The table below sets forth the outstanding balance of funds as of December 31, 2017, 2018 and 2019, respectively, provided by different funding sources to finance loans (including on-balance sheet loans and off-balance sheet loans).

	As of December 31,
					Change in				Change in
					Outstanding				Outstanding
	2017		2018		balance	2019			balance
	RMB	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except for percentages)

Institutional funding partners	8,499,455	46.5	17,177,223	56.2	102.1	52,087,087	7,481,842	87.2	203.2
Individual investors	9,785,171	53.5	13,384,407	43.8	36.8	7,656,744	1,099,822	12.8	(42.8)
Total	18,284,626	100.0	30,561,630	100.0	67.1	59,743,831	8,581,664	100.0	95.5

Institutional funding partners in our direct lending programs

Beginning in 2015, we expanded our funding sources to include institutional funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions. In our direct lending programs, we refer qualified users to institutional funding partners which provide the funds to finance the loans, based on their risk-and-return requirements. Our proprietary Wormhole system, operated by Qianhai Dingsheng, one of our variable interest entities, connects our users and funding partners’ systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters.

As part of our arrangement with each institutional funding partner, we typically agree on an aggregated amount of funds provided by the funding partner, the maximum credit limit given to an individual user, maximum maturity and an annualized interest rate. The investing period of our institutional funding partners ranges from one to 36 months. Depending on contractual terms of our arrangement with each institutional funding partners, loans funded by funding partners include on-balance sheet loans and off-balance sheet loans, although the majority of the loans would be classified as off-balance sheet. With respect to certain institutional funding partners, we are responsible for collecting loan proceeds from the institutional funding partners and lending the funds to users, as well as collecting monthly repayments from the users and repaying the funding partners according to the terms of our agreements with the funding partners. Loans funded by these institutional funding partners are accounted for as on-balance sheet loans. With respect to the other funding partners, such as commercial banks, consumer finance companies, we only offer loan facilitation and matching services to the users and the funding partners, and the funding partners will fund the loans directly to the users referred by us. Loans funded by these institutional funding partners are accounted for as off-balance sheet loans and make up the majority of the loans which we provide.

As of December 31, 2019, we had over 50 funding partners on our direct lending programs. The outstanding balance of funds provided by institutional funding partners increased from RMB8.5 billion as of December 31, 2017 to RMB17.2 billion as of December 31, 2018 and further to RMB52.1 billion (US$7.5 billion) as of December 31, 2019.

Individual investors on Juzi Licai

We offer our Juzi Licai online investment platform to individual investors seeking attractive risk-adjusted investment returns. On Juzi Licai, we had over 495,000 cumulative individual investors as of December 31, 2019. As of December 31, 2019, Juzi Licai had over 77,000 individual investors who had outstanding investments, with an average amount of RMB99,075 (US$14,231). We plan to further reduce our reliance on individual investors as funding sources in 2020 in line with recent changes in the regulatory environment. See “—We may be forced to terminate our online lending information intermediary services if we fail to complete the record-filing for our online lending information intermediary services. We may also be required to gradually reduce the balance of loans on Juzi Licai.”

Investment programs offered on Juzi Licai. We offer investment programs and tools that enable individual investors to manage their investments. Investors can choose from several investment programs with different terms and estimated rates of return and commit a minimum amount of RMB100 (US$14.4). Once the funds are committed, they are automatically matched with our approved users. Our platform automatically reinvests investors’ funds as soon as a loan is repaid. If an investment period ends during the loan terms of the underlying loans, we will facilitate the investor’s exit by transferring, on the investor’s behalf, his or her creditor’s rights with respect to the underlying loans; provided however, the exit is not guaranteed and the transfer would not occur until transferees are identified. We do not maintain a secondary loan market on our investment platform. Investors can monitor the performance of their investment in real time through our website or mobile application. Depending on the type of investment program an individual investor chooses, an investing period could be as short as one week and as long as 24 months.

Protection of investors and funding partners

Funding partners in direct lending programs. Historically, we provided our institutional funding partners a deposit using our own funds at an amount equal to a percentage of the total loans funded by the institutional funding partners and are required to replenish such deposit from time to time, in order to compensate them for the principal and interest repayment of loans in the event of a user default. In an effort to ensure compliance with the requirements of applicable laws and regulations issued recently, we have proactively adjusted our practice and currently conduct a part of the investor protection program through our own financial guarantee companies which are qualified to provide financing guarantee for the users on our platform and charge guarantee fees directly to users. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, Shenzhen Fenqile, one of our variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with a back-to-back guarantee or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed its guarantee or insurance obligation upon the defaults of our users.

We cooperate with institutional funding partners through our own financial guarantee companies qualified to provide financing guarantee for the users on our platform and to charge fees for the relevant guarantee services. For personal installment loans funded by banking financial institutions and network microcredit companies, our own financial guarantee companies charge users fees for the guarantee services they provide to users in favor of our institutional funding partners. Some of our institutional funding partners charge fees directly to borrowers. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Juzi Licai. Our current risk safeguard scheme with respect to individual investors is managed by a third-party guarantee company. We set aside a portion of each repayment equal to certain percentage of the outstanding principal balance of the loan and transfer such amount to a custody account managed by an independent guarantee company, which we refer to as risk safeguard funds. Such independent guarantee company will provide make-up payments to an investor using the risk safeguard funds when a user fails to satisfy his interest or principal repayment obligations. The maximum amount of make-up payments will not exceed the available balance of the risk safeguard funds.

We determine the percentage of the outstanding principal balance to be transferred to the custody account based on, among other factors, historical loan performance such as the percentage of loans that are more than seven days delinquent, and expected repayments (including prepayments) by users. We also consider market conditions, our product lines, profitability, cash position and the actual and expected payouts of the risk safeguard funds. The risk safeguard scheme only applies to loans newly funded by individual investors on Juzi Licai on or after April 24, 2018. Loans funded by individual investors on Juzi Licai between July 7, 2017 and April 24, 2018 are covered by a quality assurance program managed by China Guangfa Bank, which holds in the custody account a portion of each repayment by the users until the corresponding investment on Juzi Licai is repaid to the relevant individual investors.

Our Loan Application and Approval Process

Step 1: User credit application

The first step to fully utilize our installment loan products and other products and service on our platform is to be approved for a credit line. Prospective users registered with Fenqile can initiate the application anywhere and anytime, accessible from our e-commerce channel at the point-of- sale or directly from our App. Potential users may generally complete the application process within a few minutes by providing the required personal information.

Step 2: User identification and anti-fraud detection

We identify our users and detect fraudulent users or behavior with three methods:

●	First, we work with our external data sources and utilize existing databases to authenticate the identities of our prospective users during the application process through facial recognition, bank issued debit and credit card registration information and real name mobile registration information. We also use the Ministry of Public Security’s identity verification system in authenticating prospective users.
●	Second, we maintain our own database and external data sources to detect fraudulent activities and criminal behaviors. We consistently fine tune our anti-fraud rules and analyze fraud cases by drawing insights using big data analytics with the data we accumulated over time. Our anti- fraud model uses a multifaceted detection method that combines sophisticated data integration with a hybrid analytical approach to both identify individual fraud based on existing fraud databases and spot collusions among multiple individuals to uncover fraudulent schemes. We conduct social network analysis to identify relationships pertinent to fraud and connect the individual fraudulent activities to uncover complex fraud schemes and criminal organizations. In addition, we run anomaly detection to detect individual and aggregated abnormal patterns in order to catch unknown fraudulent behaviors. We also perform such anomaly detection regularly throughout other transaction processes such as risk management to measure the suspicious activities on our platform.
●	Third, if available information is insufficient for our system to exclude the possibility of fraud at a preset confidence level, then the relevant credit applications will be forwarded to our antifraud team for manual examination, which involves members of our anti-fraud team speaking with applicants to inquire into any discrepancies in the application and to verify application materials. Our operational team also facilitates our risk management efforts by verifying users’ educational and personal background information by visiting selected users onsite.

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

Our information collected for the evaluation of the creditworthiness of a user may include:

●	basic personal background information, including age, gender and educational background, social network information;
●	additional personal background information relating to occupation, employment history and income range;
●	information on user behavior, including the user’s online shopping history, GPS data and information available on social media;
●	information relating to credit card balances and the balance of outstanding borrowings of the same individual from other online consumer finance platforms;
●	the user’s credit history, if available, maintained by China Union Pay and the Credit Reference Center of the PBOC; and
●	for repeat users, the historical loan performance accumulated on our platform.

We perform a screening of our prospective users’ creditworthiness and decline applications by those who appear on any of the credit blacklists maintained by us or our partners, and those who have reached their credit limits with us. We have maintained a blacklist system including high-risk incidents such as bad faith defaults, significant delinquencies, and fraudulent applications or agents, which cover both credit and fraud risks. Our anti-fraud, collection and credit assessment personnel can add users to our blacklist system after review of a particular incident. We closely monitor the additions to our blacklist system. A removal from our blacklist will be subject to manual approval by supervisors of the relevant function, while to date we have not removed any individual from our blacklist. In 2017, 2018 and 2019, approximately 85.3%, 88.7% and 88.5% of all credit applications were declined, respectively.

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

We determine the priorities of our collection efforts based on the level of delinquency, which dictates the level of collection steps taken. The majority of our collection activities are done in automated processes through digital means such as payment reminder notifications on our mobile application, reminder text messages, voice messages and e-mails. We have an effective collection team, including in-house and outsourced members, consisting of 1,547 members as of December 31, 2019. If a loan remains overdue after a certain time period, we then outsource loan collection to third-party contractors to optimize collection efficiency. We very carefully select our third-party contractors, setting forth certain guidelines and limitations on their collection actions, and enforce those guidelines and limitations.

Since the fourth quarter of 2019, the operators of online lending information intermediary have started to obtain access the Credit Reference Center of the PBOC, the official credit database in China. Currently, we are in progress of connecting to the center. With the gradual optimization of the individual credit reference system in the PRC, we expect to see a more transparent credit environment that enables more effective credit management and loan collection activities.

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

The key factors we consider in determining the credit risk level of each user include:

●	Geographic location, for example, whether the user is located in a first-tier, second-tier or third-tier city, and the level of economic development of the relevant city;
●	Education background, i.e., the user’s academic degree and past or current education institutions;
●	Level of income;
●	Outstanding loans from other external sources, such as credit card issuers and other consumer finance platforms; and
●	External credit references.

The table below sets forth the amount of our loan originations to users of each credit risk level in 2017, 2018 and 2019, respectively.

	Year Ended December 31,
	2017		2018		2019
	(in millions)
Credit risk level	RMB	%	RMB	%	RMB	US$	%
A	15,943	33.4	17,965	27.2	20,593	2,958	16.3
B	10,524	22.1	17,082	25.8	30,078	4,320	23.9
C	10,222	21.4	13,719	20.8	30,294	4,351	24.1
D	7,186	15.1	11,568	17.5	28,759	4,131	22.8
E	3,054	6.4	2,384	3.6	5,334	766	4.2
F	501	1.1	2,639	4.0	10,526	1,512	8.4
N and others	274	0.5	730	1.1	375	55	0.3
Total	47,704	100.0	66,087	100.0	125,959	18,093	100.0

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

Artificial intelligence and Hawkeye engine. Upon data aggregation, our system converts the originally unstructured data into structured data using machine learning and artificial intelligence techniques. We apply artificial intelligence in assessing credit risks, detecting potential frauds, optimizing marketing resource allocation and increasing collection efficiency by effectively monitoring and guiding our collection efforts. We have also launched an AI-enabled intelligent robot program to assist loan collection, further improving operational efficiency as well as reducing labor costs and the risk of misconducts in in-person collection activities.

We have made substantial investments in our Hawkeye risk analytics infrastructure and in the development of the latest generation of our risk management strategies. Our Hawkeye is a highly automated and dynamic credit assessment engine. We developed more than 4,400 decisioning rules utilizing 14,000 potential data variables and accumulated a massive amount of proprietary data from over 19.4 million users and 110 million credit applications since inception. Our team of data scientists uses Hawkeye to build and test scores and strategies across the entire loan transaction process described above under “—Our Loan Application and Approval Process.” Our Hawkeye engine supports a variety of analytical techniques and model outputs from traditional regression models to artificial intelligence. Our Hawkeye engine also utilizes a Restricted Boltzmann Machine (RBM) algorithm to run an artificial neural network to detect any anomaly indicative of fraudulent behaviors on our platform. Our deep learning algorithms, through supervised learning processes and leveraging our massive data, enable us to identify any red flags for fraud based on a user’s credit application information, social connections and contacts.

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

Our operational infrastructure

Data security and multi-dimensional monitoring. We are committed to maintaining a secure online platform, as data protection and privacy are key concerns of our target user cohort. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and simultaneously take automatic counter measures, such as activating third-party traffic control services, to prevent any harm to our platform. In 2019, We block over 140 million visit requests that we deemed harmful or malicious and we have maintained an IP blacklist of over 340,000 IPs. Our platform has been rated as ICP Internet Safety 3.2. For any transmission of sensitive user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

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

System stability. Our systems infrastructure is hosted in data centers at 4 separate locations in Shenzhen, Guangzhou and Beijing. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable. We have developed a business continuity plan and have implemented a disaster recovery program, which enables us to move operations to a back-up data center in the event of a catastrophe.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 23 patents in China, and have applied for 332 additional patents with the PRC State Intellectual Property Office and 3 international patents through the procedures under the Patent Cooperation Treaty. We have registered 131 software copyrights with the PRC National Copyright Administration. We have 145 registered domain names, including lexin.com, lexinfintech.com, Fenqile.com and juzilicai.com. As of the date of this annual report, we had 327 registered trademarks, including our “LEXIN乐信,” “Fenqile,” “” and “” trademarks.

Insurance

We maintain property insurance policies covering certain equipment and other property that are essential to our business operations to safeguard against risks and unexpected events. We also provide social security insurance including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing provident fund plans through a PRC government-mandated defined contribution plan for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

We are regulated by various government authorities, including, among others:

●	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;
●	the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;
●	the CBIRC (which was integrated by China Banking Regulatory Commission, or the CBRC, and other governmental departments in April 2018), regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

In March 2019, the NPC passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective on January 1, 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

●	Negative List. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The national negative list system was first introduced in 2016. In September 2016, the Standing Committee of the NPC published its decision to revise the laws relating to wholly foreign-owned enterprises and other foreign-invested enterprises. Such decision, which became effective in October 2016, changes the “filing or approval” procedure for foreign investments in China. Foreign investments in those business sectors that are not subject to special access management measures, or the Negative List, will only be subject to filing instead of approval requirement. In June 2017, the Ministry of Commerce and the NDRC promulgated the Guidance Catalog of Industries for Foreign Investment, or the Catalog (2017 Revision), which became effective in July 2017. Industries listed in the Catalog (2017 Revision) are divided into two parts: encouraged category and the Negative List, and the Negative list are further divided into the restricted category and prohibited category. Industries not listed in the Catalog (2017 Revision) are generally deemed to be in a fourth “permitted” category, and are generally open to foreign investment unless specifically restricted by other PRC regulations. The Negative List, in a unified manner, lists the restrictive measures for the entry of foreign investment. For example, some restricted industries are limited to Sino-foreign equity/cooperative joint ventures, and some cases, Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Furthermore, foreign investors are not allowed to invest in companies in industries in the prohibited category. For the industries not listed in the Negative List, the restrictive measures for the entry of foreign investment shall not apply in principle, and establishment of wholly foreign-owned enterprises in such industries is generally allowed. The most recent updated version of the Negative List, or the Negative List (2019 Revision), was promulgated by the Ministry of Commerce and the NDRC on June 30, 2019 and became effective on July 30, 2019. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the Negative List (2019 Revision). We provide the value-added telecommunication services that are restricted to foreign investment through our consolidated variable interest entities.
●	Information Reporting System. The Foreign Investment Law provides that a foreign investment information reporting system shall apply to the foreign-invested enterprises. In December 2019, the Ministry of Commerce and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which became effective on January 1, 2020 and superseded the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises on the same date. Pursuant to the Foreign Investment Information Measures, since January 1, 2020, foreign investors that carry out investment activities directly or indirectly in China and the relevant foreign-invested enterprises shall, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR, disclose their investment information to the competent authorities by submitting reports related to the establishment, modification and cancelation of corporations, and their annual reports.
●	Transition Period. The Implementation Regulations on the Foreign Investment Law require that, among others, existing foreign-invested enterprises established before the effectiveness of the Foreign Investment Law may choose to change their organizational forms or structures and go through the change of registration procedures at any time prior to January 1, 2025. Otherwise, the relevant local branch of the SAMR shall not process other registration matters applied for by the enterprise, and shall publicize relevant information of such enterprise.

For more details of the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Foreign Investment in Value-Added Telecommunication Services

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008 and February 2016, foreign-invested value-added telecommunications enterprises must be in the form of Sino-foreign equity joint ventures. The regulations restrict the ultimate capital contribution percentage held by foreign investors in a foreign-invested value- added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign-invested value-added telecommunications enterprise to have a good track record and operational experience in the value-added telecommunications industry. The Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (for-profit e-commerce business) promulgated by the MIIT, in June 2015, or Circular 196, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value- added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license. The Negative List (2019 Revision) stipulates that the ultimate foreign equity ownership in a value-added telecommunications service provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors.

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

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

Value-added Telecommunication Service License

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016, respectively, by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued and amended in June 2019 by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services. The Administrative Measures on Telecommunications Business Operating, promulgated by the MIIT in 2009 and most recently amended in July 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

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

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained (i) certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022; and (ii) certain value-added telecommunications service license for online data processing and transaction processing from the Guangdong Administration of Telecommunications in July 2019, which will remain valid until July 2024. Our membership platform, Le Card, operated by Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service from the Guangdong Administration of Telecommunications in January 2019, which will remain valid until January 2024. Our online investment platform, Juzi Licai, operated by Qianhai Juzi, would be required to obtain a certain telecommunications service licenses in accordance with the Interim Measures and the relevant provisions of telecommunications authorities after record- filing with a local financial regulatory authority. Furthermore, it is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

Online Culture Operating Permit

The Provisional Measures on Administration of Internet Culture issued by the Ministry of Culture (which was integrated into the Ministry of Culture and Tourism, or the MCT, with other governmental departments in March 2018) in February 2011 and amended in December 2017, and other related rules require an entity to obtain an Online Culture Operating Permit from the applicable provincial level cultural administrative authority before engaging in activities related to “online cultural products,” which is defined as cultural products produced, disseminated and circulated via the internet. Pursuant to Interim Measures for the Administration of Online Games promulgated by the Ministry of Culture in June 2010 and amended in December 2017, an entity is required to obtain an Online Culture Operating Permit to engage in transaction service of virtual currencies used for online games. However, in May 2019, the General Office of the MCT promulgated the Circular on Adjusting the Scope of Approval for Online Culture Operating Permit and Further Standardizing the Approval Work, or the MCT Circular 81, pursuant to which the MCT no longer assumed the management responsibilities in relation to the online games industry. Meanwhile, the MCT Circular 81 set forth that, among others, the Online Culture Operating Permit, the scope of which only includes transaction service of virtual currencies used for online games, issued before the date of the circular should remain effective during the validity period while such permit should not be renewed after expiration. Furthermore, the Interim Measures for the Administration of Online Games was annulled by the MCT in July 2019. We provide platform services for trading virtual currencies used for online games on Fenqile. We have obtained an Online Culture Operating Permit from the Guangdong Municipal Bureau of Culture in March 2017. However, such Online Culture Operating Permit was expired in March 2020 and could not be renewed due to the MCT Circular 81. It is possible that the PRC government will promulgate new laws and regulations and require additional approvals or licenses or imposes additional restrictions on the transaction service of virtual currencies used for online games, and we cannot assure you that we will be able to obtain such new approvals or licenses.

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

To further clarify the criminal liability and punishments relating to illegal loan facilitation, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Opinions on Several Issues Concerning Handling Criminal Cases involving Illegal Loan Lending, or the Illegal Loan Lending Opinions, in July 2019, which became effective in October 2019. Pursuant to the Illegal Loan Lending Opinions, anyone who illegally offers loans to unspecific targets (including entities and individuals) in the society for profit-making purposes without the approval by the regulatory authorities or beyond its business scope ten times or more within two years, which disturbs the financial market order and involves serious circumstances, shall be convicted of the crime of illegal business operation and punished accordingly in accordance with the PRC Criminal Law. The Illegal Loan Lending Opinions also clarified that, to involve “serios circumstances,” the illegal lendings shall fulfill the condition that the actual annual interest rate exceeds 36%, provided that the introduction fee, consulting fee, management fee, overdue interest and liquidated damages shall be included in the calculation of actual annual interest rate.

The funding of loans by us going through the trusts may render us to be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may be subject to supervision and restrictions on lending under such PRC laws and regulations.

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

On December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

●	Requirements relating to risk reserve funds. The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Moreover, online lending information intermediaries are prohibited from promoting their services by publicizing the risk reserve funds, and authorities shall actively encourage the online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.
●	Requirements to qualify for record-filing. The Circular 57 sets forth certain requirements which an online lending information intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending information intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the Circular 141; and (iii) the online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to hold user funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.
●	Requirements relating to the timing of record-filing. The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018.

From August 2018 to the date of this annual report, the Online Lending Rectification Office, the National Internet Finance Rectification Office, or the Internet Finance Rectification Office, and/or other competent authorities implemented certain rules, including but without limitation (i) the Notice Regarding Conducting Compliance Inspections on Online Lending Information Intermediary issued by the Online Lending Rectification Office in August 2018, or the Circular 63, (ii) the Notice Regarding the Establishment of Online Lending Information Intermediaries Data Reporting System issued by the Online Lending Rectification Office in November 2018, or the Circular 73, (iii) the Notice on Proper Disposal of Online Lending Information Intermediaries in a Classified Manner and Risk Control jointly issued by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2018, or the Circular 175, and (iv) the Notice on Further Implementation of Online Lending Information Intermediaries Compliance Inspection and Follow-up Work issued by the Online Lending Rectification Office in January 2019, or the Circular 1. Those rules further set forth several matters in connection with the rectification of the online lending information intermediaries, including, among other things:

●	Compliance Inspection. Circular 63 requires that each online lending information intermediary shall start three types of inspection in accordance with the Issues List for Compliance Inspection on Online Lending Information Intermediaries attached thereto, or the Compliance Inspection Issues List, including (i) the self-inspection conducted by the online lending information intermediary itself, (ii) the self-discipline inspection conducted by local internet finance associations or other local organizations, and (iii) the administrative inspection conducted by the local online lending rectification offices. All of these compliance inspections shall be completed before the end of 2018. However, the Circular 1 issued in January 2019 specified that by the end of 2018, all self-inspection has been completed, but the administrative inspection could be completed in only a few jurisdictions. Thus the administrative inspection shall be conducted in the first quarter of 2019. Juzi Licai has completed all three types of inspections listed above and received the confirmation letter related to the result of the administrative inspection in May 2019. We have also implemented respective measures to fully comply with the requirement set forth in the above letter and reported such implementation to the local financial regulatory authority in June 2019. As of the date of this annual report, we have not received any further communication from the local financial regulatory authority.
●	Disposal in a Classified Manner. Circular 175 emphasizes again that the online lending information intermediaries shall be disposed of in a classified manner, based on current results of identification in accordance with Circular 63 and other applicable circulars. Circular 175 further provides that an online lending information intermediary shall be classified into two general categories: (i) Intermediary with Incurred Risk, which means any online lending information intermediary having been exposed to high risks such as delinquency and not able to run its business in a consistent manner; and (ii) Intermediary without Incurred Risk, which means any online lending information intermediary having not been exposed to any high risk. The Intermediary without Incurred Risk shall be further divided into certain categories, including but not limited to a zombie intermediary, an online lending intermediary with high risk, and a normally running online lending intermediary, among which only the normally running online lending intermediaries could be subject to further compliance inspection. From the issuance of Circular 175 to the date of this annual report, the competent authorities implemented certain rules to detail the classified manners above. For example, as to the transformation of online lending information intermediaries, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Guidelines on Transformation from Online Lending Information Intermediaries to Microcredit Company in November 2019. As to the market exit of online lending information intermediaries, Shenzhen Internet Finance Association issued the Guidelines on Favorable Market Exit Mechanism of Shenzhen Online Lending Information Intermediaries in March 2019. As of the date of this annual report, we have not been informed by any regulatory authorities that we would be classified as an Intermediary with Incurred Risk, a zombie intermediary, or an online lending intermediary with high risk.
●	Access to Data Reporting System. Circular 73 and Circular 175 require that all online lending information intermediaries shall be accessed to the Specific Rectification of Online Lending Information Intermediaries Data Reporting System, and any online lending information intermediary not listed in such system shall be transferred to designated local authorities dealing with illegal fund-raising for further disposition. As of the date of this annual report, we have successfully registered for such data reporting system.
●	Reduction of Business Volume. According to the Circular 1, (x) with respect to administrative regions, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, (y) with respect to an online lending intermediary, the number of investors, business volume and number of lenders thereon shall be reduced. The Note on Further Regulating Relevant Performance During the Special Rectification of Online Lending Intermediaries Industry issued by Shenzhen Internet Finance Association in December 2018 also requires the online lending intermediaries with registered address or place of actual business within the administrative region of Shenzhen, among other things: (i) not to increase the outstanding balance of loan; (ii) not to increase the number of lenders and reduce the number of lenders in an orderly manner; and (iii) not to establish new branches and reduce the number of offline stores.

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

Regulations Relating to Funds Custodian of Online Lending

The Interim Measures purport, among other things, to require an online lending intermediary to carry out isolated management of its proprietary funds and the funds of lenders and borrowers and choose an eligible banking financial institution as the custodian institution for the funds of lenders and borrowers. Pursuant to the Interim Measures, the custodian shall enter into fund custodian agreements with an online Information Intermediary, the borrowers, the lenders and/or other related parties, and conduct custodian, transfer, payment, accounting and supervision of the funds of lenders and borrowers pursuant to such agreements.

In February 2017, the CBRC released the Guidelines to Regulate Funds Custodian for online lending intermediaries, or the Custodian Guidelines. The Custodian Guidelines define custodian as commercial banks that provide online lending fund custodian services, and stipulate that the custodian banks shall not engage in offering any guarantee, including: (i) offering guarantees for lending transaction activities conducted by online lending intermediaries, or undertaking any liability for breach of contract related to such activities; (ii) offering guarantees to lenders, guaranteeing principal and dividend payments or bearing the risks associated with fund lending operations for lenders.

Apart from the requirements set forth in the Interim Measures and the Guidelines, the Custodian Guidelines impose certain responsibilities on online lending intermediaries, including entering into fund custodian agreements with only one commercial bank to provide fund custodian services, and organizing independent audit on funds custodian accounts of borrowers and investors and various other services. The Custodian Guidelines also provide that online lending intermediaries are permitted to develop an online lending fund custodian business only after satisfying certain conditions, including: (i) completing registration, filing records and obtaining a business license from the competent industry and commerce administration authority; (ii) filing records with the local financial regulatory authority; and (iii) applying for a corresponding telecommunications service license pursuant with the relevant telecommunication authorities. The Custodian Guidelines also require online lending intermediaries to perform various obligations, and prohibits them from advertising their services except in accordance with certain exposure requirements, the interpretation and applicability of which is unclear, as well as certain oversight requirements. The Custodian Guidelines also sets forth other business standards and miscellaneous requirements for custodian banks and online lending intermediaries as well. Online lending intermediaries and commercial banks conducting the online custodian services prior to the effectiveness of the Custodian Guidelines have a six-month grace period to rectify any activities not in compliance with the Custodian Guidelines.

On December 8, 2017, the Online Lending Rectification Office issued the Circular 57, which requires that online lending intermediaries set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Online Lending Rectification Office to hold funds of borrowers and investors. In November 2017, the Online Lending Rectification Office and National Internet Finance Association of China jointly issued the Notice on the Testing and Evaluation of Funds Custodian for Online Lending Intermediaries to clarify the requirements of the testing and evaluation work. In September 2019, the Notice on Further Strengthening the Testing and Evaluation of Funds Custodian for Online Lending Intermediaries was issued jointly by the Online Lending Rectification Office and National Internet Finance Association of China, which further stipulated that the valid period of the testing and evaluation were two (2) years, and the custodian banks passing the procedures shall be further subject to the reporting obligation in case certain major events related to custodian services occur, including the entrance or exit of online lending intermediaries and the block of custodian accounts by relevant authorities.

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

In April 2017, the CBRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to further emphasize the relevant requirements on the campus online lending business provided in the Rectification of Campus Online Lending Notice, which include the prohibitions of: (i) marketing to individuals unable to repay loans; (ii) providing online lending service to college students under the age of eighteen; (iii) conducting false and fraudulent advertising and promotion; or (iv) providing usurious loans in disguised forms.

In May 2017, the CBRC, MOE and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBRC Circular 26, which provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all campus online lending business conducted by the online lending information intermediaries shall be suspended and the outstanding balance of campus online lending loans shall be gradually reduced until reaching a zero balance.

Regulations Relating to Cash Loan Business

In April 2017 the Online Lending Rectification Office issued the Notice on the Performance of Check and Rectification of Cash Loan Business Activities and a supplementary notice, or the Notice on Cash Loan. The Notice on Cash Loan requires the local branches of the Online Lending Rectification Office to conduct a comprehensive review and inspection of the cash loan business of online lending platforms and require such platforms to implement necessary improvements and remediation within a specific period to comply with the relevant requirements under the applicable laws and regulations. The Notice on Cash Loan focuses on preventing malicious fraudulent activities, loans that are offered at excessive interest rates and violence in the loan collection processes in the cash loan business operation of online lending platforms. The Online Lending Rectification Office also issued a list of cash loan business activities that are to be examined.

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

On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, which emphasizes the suspension of approving new network microcredit companies and further imposes measures to strengthen the regulation of network microcredit companies. See “—Regulations Relating to Cash Loan Business.”

On December 8, 2017, the Online Lending Rectification Office promulgated the Rectification Implementation Plans of Network Microcredit Companies. Pursuant to the Rectification Implementation Plans of Network Microcredit Companies, “network micro-loans” are defined as micro-loans provided through the internet by network microcredit companies controlled by internet enterprise. The features of network micro-loans include online borrower acquisition, credit assessment based on the online information collected from the business operation and internet consumption, as well as online loan application, approval and funding.

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

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2019 to reflect the increase of its paid-in capital to RMB500 million (US$71.8 million) and will remain valid until July 2020.

Regulations Relating to Financing Guarantee

In August 2010, the CBRC, the NDRC, the MIIT, the Ministry of Commerce, PBOC, SAIC and the Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

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

In April 2018, seven PRC regulatory agencies including the CBIRC, the NDRC and the MIIT, jointly issued four supporting documents, or the CBIRC Circular 1, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing

Guarantee Companies, to set forth implementation measures of the Financing Guarantee Regulations. These measures cover various aspects of business operations of financing guarantee companies, including certain limits on outstanding guarantee liabilities and liability-to-asset ratio, and the requirements on cooperation model with the banking financial institutions.

On October 9, 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval.

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our direct lending programs, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in November 2019, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang Xinqu Mengtian Financing Guarantee Co., Ltd., a subsidiary newly established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019, and the registered capital set forth therein is equal to RMB300 million.

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

In addition, the Custodian Guidelines require that the anti-money laundering obligation shall be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the custodian, and the online lending intermediary shall fulfill and cooperate with the custodian banks to fulfill anti-money laundering obligations.

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

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to transgressions upon order, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situations. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to severe criminal penalties. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, the General Principles of the Civil Law of the PRC, promulgated in March 2017 and became effective in October 2017, required personal information of individuals to be protected.

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

In January 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Applications to carry out inspections against mobile applications that collect and use personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services and forcing users to give authorization in disguised form. In November 2019, the Secretary Bureau of the Cyberspace Administration of PRC, the MIIT, the Ministry of Public Security and the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information by Applications, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile applications, for the application operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

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

In April 23, 2019, the Standing Committee of the NPC implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB200,000 to RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

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

The E-Commerce Law also sets forth certain requirements and/or obligations particularly applicable to the e-commerce platform operators, including, among other things:

●	Requirements relating to credit evaluation. The e-commerce platform operators are required to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided within the platform.
●	Requirements relating to transaction rules. The e-commerce platform operators shall develop and continuously publish or make publicly available, prominently on its homepage, a link to its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to joining and leaving the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenience and complete access to reading and downloading such service agreement and transaction rules by merchants and consumers.

●	Liability of the e-commerce platform operators. The e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe upon others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers’ legitimate rights, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

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

Patent. The Patent Law of the PRC, promulgated in December 2008 and effective since October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

Trademark. The Trademark Law of the PRC, promulgated in April 2019 and effective since November 2019, or the Trademark Law, and the rules implemented thereunder protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name. Domain names are protected under the Measures for the Administration of the Internet Domain Names promulgated by the MIIT in August 2017 and effective since November 2017 or the Domain Names Measures. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

We have registered 23 patents in China, and have applied for 332 additional patents with the PRC State Intellectual Property Office and we also have three international patents through the procedures under the Patent Cooperation Treaty. We have registered 131 software copyrights with the PRC National Copyright Administration. We have 145 registered domain names, including lexin.com, lexinfintech.com, fenqile.com and juzilicai.com. As of the date of this annual report, we had 327 registered trademarks, including our “LEXIN乐信,” “Fenqile,” “” and “” trademarks.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by NPC in December 2018 and (ii) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council in January 2008 and amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

In addition, according to the Enterprise Income Tax Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered to be PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT, in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;
●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;
●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and
●	50% or more of voting board members or senior executives habitually reside in the PRC.

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

Income Tax for Share Transfers

According to the Circular 7 promulgated by the SAT in February 2015 as amended in December 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October, 2017, SAT issued Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7 on December 1, 2017. The Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

There is uncertainty as to the application of Circular 7. Circular 7 may be determined by the PRC tax authorities to be applicable to our prior private equity financing transactions that involved non-resident investors, if any of such transactions are determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7, and we may be required to expend valuable resources to comply with Circular 7 or to establish that we should not be taxed under the general anti-avoidance rule of the Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it should be a company as provided in the tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective in November 2015 and was amended in June 2018. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third-party country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 35 became effective and superseded Circular 60 on January 1, 2020. Compared to Circular 60, Circular 35 provides that the non-resident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. Accordingly, Installment (HK) Investment Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Regulations of the People’s Republic of China on Foreign Exchange Control, promulgated by the State Council as amended in August 2008. Under these regulations, the Renminbi is freely convertible for current account items, including the trade and service-related foreign exchange transactions and other current exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities, unless the prior approval of SAFE is obtained and prior registration with SAFE is made.

The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments promulgated by SAFE in November 2012 and most recently amended in December 2019 substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, according to the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents promulgated by SAFE in May 2013 and most recently amended in December 2019, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In March 2015, SAFE released the SAFE Circular 19, which became effective in June 2015 and was amended in December 2019. SAFE Circular 19 made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises. It also annulled the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, and the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas, and lifted some foreign exchange restrictions under SAFE Circular 142. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using a Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the SAFE Circular 16, which became effective on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F.

LexinFintech Holdings Ltd.
(Cayman Islands)
100%
Installment (HK) Investment Limited
(Hong Kong)
Offshore
Onshore
100%
Beijing Shijitong Technology Co., Ltd.
100%
Shenzhen Lexin Software Technology Co., Ltd.
100%
Shenzhen Mengtian Technology Co., Ltd.(5)
Beijing Lejiaxin Network Technology Co., Ltd.(3)
Shenzhen Xinjie Investment Co., Ltd.(1)
10%
Shenzhen Qianhai Dingsheng Asset Management Co., Ltd.(4)
100%
Shenzhen Qianhai Juzi Information Technology Co., Ltd.
68.7027%
Shenzhen Fenqile Network Technology Co., Ltd.(2)
100%
Shenzhen Dingsheng Computer Technology Co., Ltd.
66%
Ji'an Fenqile Network Microcredit Co., Ltd.
100%
Shenzhen Fenqile Trading Co., Ltd.
98.6%
Shenzhen Lexin Financing Guarantee Co., Ltd.(6)
Equity control
Contractual arrangements

(1)	The shareholders of Shenzhen Xinjie include Jay Wenjie Xiao (95%) and Wenbin Li (5%). Jay Wenjie Xiao is our chief executive officer and chairman of our board of directors, and Wenbin Li is a non-executive PRC employee.
(2)	The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)	The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our president and director.
(4)	The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our chief financing cooperation officer, and Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%).
(5)	The shareholders of Mengtian Technology include Jay Wenjie Xiao (62.5%), Xiaoting Zhou (17.5%), Kris Qian Qiao (7.5%), Jianwei Wei (7.5%) and Shan Xu (5%). Xiaoting Zhou and Shan Xu are our non-executive PRC employees.
(6)	98.6% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Shenzhen Fenqile, while the remaining 1.4% is held by Mengtian Technology.

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

We currently conduct our business through our variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

●	exercise effective control over our variable interest entities and their subsidiaries;
●	receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests in our variable interest entities and when and to the extent permitted by PRC law.

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

Equity Pledge Agreement. Beijing Shijitong has entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his, her or its respective equity interest in our variable interest entities to Beijing Shijitong to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their respective obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has not been registered with local PRC authorities.

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

Loan Agreements. Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Xinjie, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Fenqile, the loan agreements between Beijing Shijitong and the shareholders of Beijing Lejiaxin, and the loan agreements between Shenzhen Lexin Software and the shareholders of Mengtian Technology, Beijing Shijitong and Shenzhen Lexin Software made certain loans to the shareholders of our certain variable interest entities solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the shareholders can only repay the loans by the transfer of all their equity interests in the applicable variable interest entities to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable). In the event that shareholders transfer their equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong and Shenzhen Lexin Software (as applicable) as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong and Shenzhen Lexin Software (as applicable)’s request. The term of both loans are ten years and will be extended automatically for another ten years on each expiration.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of our variable interest entities currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect, except that the equity pledge under that certain equity pledge agreement will be deemed validly created only when they are registered with the competent governmental authorities. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the NPC passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.	Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 16,000 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in four cities in Central China, namely Wuhan, Nanchang, Changsha and Ji’an, with aggregate area of approximately 17,000 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 11,000 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 6 months to 5 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In February 2020, we have successfully bid for a plot of land of 2,911.25 square meters in Shenzhen’s Nanshan district and entered into a land use purchase agreement with the municipal government. Total purchase price for the acquisition of the land plot is RMB1.032 billion. We expect to use this land to our continued growth and expansion, as we plan to build our new headquarters in this new location.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

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

Overview

We are a leading online consumer finance platform for educated young professionals in China. We strategically focus on serving the credit needs of educated young professionals in China.

Our online consumer finance platform, Fenqile, offers users personal installment loans, installment purchase loans and other loan products. We match user loans with diversified funding sources, including institutional funding partners on our direct lending programs, individual investors on our Juzi Licai platform, investors of our asset-backed securities and others. We charge fees for our matching services.

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2019, we cumulatively originated RMB269 billion (US$38.6 billion) in loans. In 2017, 2018 and 2019, we originated RMB47.7 billion, RMB66.1 billion and RMB126 billion (US$18.1 billion) in loans, respectively, representing a CAGR of 62.5%. As of December 31, 2017, 2018 and 2019, our outstanding principal balance of loans was approximately RMB19.3 billion, RMB32.4 billion and RMB60.6 billion (US$8.7 billion), respectively. The weighted average tenor of loans originated on our platform in 2018 and 2019 was approximately 14.2 months and 12.5 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(except for number of users)
Outstanding principal balance (in millions)	19,272	32,397	60,567	8,700
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	12,012	6,808	4,785	687
Outstanding principal balance of off-balance sheet loans (in millions)	7,260	25,589	55,782	8,013
Outstanding principal balance by type of loan product:
Outstanding principal balance of installment purchase loans (in millions)	1,677	1,570	2,365	340
Outstanding principal balance of personal installment loans (in millions)	17,595	30,827	58,202	8,360
Originations (in millions)	47,704	66,087	125,959	18,093
Originations of installment purchase loans (in millions)	2,913	2,738	3,922	563
Originations of personal installment loans (in millions)	44,791	63,349	122,037	17,530
Average user loan balance	6,580	9,048	7,829	1,125
Number of active users who used our loan products (in thousands)	4,080	4,896	9,855	N/A
Number of new active users who used our loan products (in thousands)	2,159	2,257	6,599	N/A

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

We generate financing receivables from providing installment purchase loans and personal installment loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) institutional funding partners; (2) individual investors on Juzi Licai; and (3) the issuance of asset-backed securitized debts. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by individual investors through Juzi Licai before April 24, 2018 when we made a few adjustments to our business model on Juzi Licai, as well as by certain institutional funding partners, we have determined that we were the primary obligor in the lending relationship. We generate interest and financial services income from on-balance sheet loans, which is amortized over the terms of financing receivables using the effective interest method.

With respect to the loans funded by individual investors through Juzi Licai after our business model adjustments on April 24, 2018, and the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a user makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. For individual investors on Juzi Licai, we set up a new investor protection program for individual investors on Juzi Licai called the risk safeguard scheme on April 24, 2018, replacing the quality assurance program. We concluded that we are the primary obligor in providing the guarantee services in relation to the risk safeguard scheme and records our obligations in accordance with ASC 460, Guarantees. The balance of risk safeguard fund is recorded as “restricted cash” on our consolidated balance sheets. We earn loan facilitation and servicing fees from our platform users and individual investors on Juzi Licai.

See “—Critical Accounting Policies—On- and off-balance sheet treatment of loans.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

The online consumer finance industry in China is heavily regulated. Since mid-2015, relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We modified our operations recently to comply with relevant PRC laws and regulations. For example, in response to certain requirements under the Circular 141, we have made an adjustment to our cooperation model with institutional funding partners by cooperating with these institutional funding partners through our own financial guarantee companies qualified to provide financing guarantees for the users on our platform and to charge fees for the relevant guarantee services. In the future, we may be required to make further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes may have a material impact on our future financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

Economic and market conditions

While we believe we will continue to offer attractive value propositions to users and funding sources in changing economic environments, changes in the overall economic conditions may impact our business in several ways, including demand for our products, credit performance and funding costs.

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

In a strong economic climate, demand for our products and services may increase as consumer spending increases. In addition, additional potential users may qualify for a higher credit limit based on our credit assessment. Traditional lenders may also approve loans for a higher percentage of our potential users. Young professionals may receive higher and more stable salaries or other income, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur. In particular, demand for our products and services may be materially and adversely impacted by severe and prolonged economic downturns as a result of the ongoing outbreak of COVID-19 and other factors. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China" and "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition."

Sudden changes in economic conditions as a result of the ongoing COVID-19 or other factors are likely to affect our actual loan losses. These effects may be partly mitigated by the fact each loan borrowed by our users is relatively small, which should be less affected by adverse economic conditions than if the principal amount of each loan were larger.

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our operating revenue grew significantly in 2017, 2018 and 2019 primarily as a result of growth in loan originations on our platform. In 2017, 2018 and 2019, we originated RMB47.7 billion, RMB66.1 billion, and RMB126 billion (US$18.1 billion) in loans, respectively. As of December 31, 2017, 2018 and 2019, we had approximately RMB19.3 billion, RMB32.4 billion and RMB60.6 billion (US$8.7 billion), respectively, in outstanding principal balance of loans. Growth in our loan originations and outstanding principal balance has been driven primarily by the addition of new users and increasing business from existing users. The number of our active users grew from approximately 4.1 million in 2017 to approximately 4.9 million in 2018, and further grew to approximately 9.9 million in 2019. We anticipate that our future growth will continue to depend in part on attracting new users.

In addition, we believe the repeat borrowing behavior of our existing users will be important to our future growth. Of all active users on our platform in 2017, 2018 and 2019, approximately 80%, 80% and 81%, respectively, were repeat users who had successfully borrowed on our platform at least once previously. We believe our significant number of repeat users is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our users will be an important factor in our continued revenue growth.

Ability to satisfy our users’ growing financial needs

Creating value by satisfying our users’ growing financial needs will be an important component of our future performance. We seek to grow with our users and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In late 2014, we began to offer personal installment loans in addition to installment purchase loans on our platform. The outstanding principal balance of personal installment loans grew significantly from RMB17.6 billion as of December 31, 2017 to RMB30.8 billion as of December 31, 2018, and further grew to RMB58.2 billion (US$8.4 billion) as of December 31, 2019. In addition, as our college student users build their credit history with us and enter the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

For illustration, below is a cohort analysis on the users we acquired in the three months ended March 31, 2015. This analysis compares certain metrics of this user cohort for each three-month period from January 1, 2017 through December 31, 2019. We selected this cohort because it contains sufficient periods to demonstrate contribution after initial acquisition, and we believe that the trends reflected by this cohort are representative of the value of our other users.

	As of or for the three months ended
	Mar.	June	Sept.	Dec.	Mar.	June	Sept.	Dec.	March	June	Sept.	Dec.
	31,	30,	30,	31,	31,	30,	30,	31,	31,	30,	30,	31,
	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
Active users (1)	52.3%	50.0%	49.5%	48.1%	46.5%	46.5%	44.1%	41.4%	38.9%	37.0%	42.7%	35.2%
Average available credit line per user (RMB) (2)	10,885	12,465	13,598	14,714	15,400	15,479	15,590	15,692	15,514	15,503	15,941	15,778
Average user loan balance (RMB)	7,897	8,354	8,996	9,738	10,523	11,366	11,666	13,116	13,442	13,789	13,778	13,639
30-day delinquency rate	1.6%	1.7%	1.3%	0.9%	1.0%	1.0%	1.1%	1.1%	1.1%	1.1%	1.2%	1.1%
(1)	Represents the percentage of active users in this cohort during each relevant period.
(2)	Includes both on- and off-balance sheet loans, depending on our relationship with the relevant funding source after the loan is originated to the user and matched with the funding source. See “—Critical Accounting Policies—On- and Off-Balance Sheet Treatment of Loans.”

Ability to control user acquisition cost

Our results of operations depend in part on our ability to control user acquisition cost. Our educated young professional users are often geographically concentrated and socially connected, which enables us to achieve effective user acquisition through well-targeted marketing. Recently, direct online advertising has form a core part of our marketing efforts. In addition, we also seek to attract and retain more educated young professionals by offering products and services that cater to their evolving consumption needs and providing a comprehensive consumption platform and ecosystem. Our e-commerce channel on Fenqile, for example, offers a wide variety of competitively priced products across categories that specifically meet the shopping needs of our targeted user cohort and to attract educated young professional customers. Furthermore, we offer a variety of membership and benefits programs to our customers through our Le Card and related programs. In addition, our operational team provides ongoing user service by addressing our users’ questions in using our platform, which enhances user experience and user loyalty. We use a diverse array of online marketing channels to attract users, including through social media such as Douyin, Wechat and Weibo as well as press outlets to help drive brand awareness, using paid placement on major online search engines in China. Our natural traffic and referrals from our existing customers have also historically driven a substantial portion of our customer acquisition. In addition, we operate a sales force that engages in direct marketing to potential customers.

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. As of December 31, 2019, we had over 50 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions. As of the same date, Juzi Licai had over 77,000 individual investors who had outstanding investments, with an average asset under management of RMB99,075 (US$14,231). Since 2016, we have also offered four public and private asset-backed securitization programs.

Effectiveness of risk management

Our ability to effectively segment users into appropriate risk profiles impacts our ability to attract and retain users, as well as our ability to offer investors and funding partners attractive risk-adjusted returns. We take an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. We intend to optimize our fraud detection capabilities, improve the accuracy of our credit assessment model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. The effectiveness of our risk management system also depends on our ability to collect delinquent loans. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected."

Loan Performance Data

Delinquency rates

We define delinquency rates as outstanding principal balance of on- and off-balance sheet loans that were 1 to 29, 30 to 59, 60 to 89, 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off and are not included in the delinquency rate calculation. We do not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2017, 2018 and 2019:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2017	1.55%	0.56%	0.45%	1.14%
December 31, 2018	1.28%	0.69%	0.52%	1.41%
December 31, 2019	1.75%	1.12%	0.77%	1.56%

The following table provides our delinquency rates for installment purchase loans that were outstanding as of December 31, 2017, 2018 and 2019:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2017	0.79%	0.25%	0.18%	0.62%
December 31, 2018	0.51%	0.28%	0.21%	0.68%
December 31, 2019	1.03%	0.69%	0.47%	1.02%

The following table provides our delinquency rates for personal installment loans that were outstanding as of December 31, 2017, 2018 and 2019:

	Delinquent for
	1 - 29 days	30 - 59 days	60 - 89 days	90 - 179 days
December 31, 2017	1.63%	0.59%	0.47%	1.20%
December 31, 2018	1.32%	0.71%	0.53%	1.45%
December 31, 2019	1.78%	1.14%	0.78%	1.58%

Charge-off rates

During 2017, 2018 and 2019, the total amount of loans that were charged off after 180 days past due was 3.59%, 4.74%, and 6.02%, respectively, of the average outstanding principal balance during the relevant period.

We define vintage charge-off rates as, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2019 for each vintage of a three-month period from January 1, 2015 to June 30, 2019.

With the negative impact of COVID-19 on the general economic environment as well as on our collection efforts, we have experienced an increase in both delinquency rates and charge-off rates in the first quarter of 2020, which may continue into the second and third quarter of 2020, if not longer. As the future developments of the pandemic are highly uncertain and outside our control, there are uncertainties with respect to the effectiveness of our loan performance management in the future.

Key Components of Our Results of Operations

Operating revenue

We generate our operating revenue from sales of products and services on our e-commerce channel and the provision of financial services.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online direct sales	2,534,983	45.4	2,396,680	31.5	3,623,991	520,554	34.2
Services and others	31,950	0.6	203,914	2.7	204,850	29,425	1.9
Online direct sales and services income	2,566,933	46.0	2,600,594	34.2	3,828,841	549,979	36.1
Interest and financial services income	2,443,761	43.8	2,742,643	36.2	1,134,779	163,001	10.7
Loan facilitation and servicing fees	378,892	6.8	2,075,817	27.3	5,627,842	808,389	53.1
Other revenues	192,603	3.4	177,842	2.3	12,045	1,730	0.1
Financial services income	3,015,256	54.0	4,996,302	65.8	6,774,666	973,120	63.9
Total operating revenue	5,582,189	100.0	7,596,896	100.0	10,603,507	1,523,099	100.0

Online direct sales and services income. We generate revenue from our e-commerce channel from both online direct sales and services and others. Revenue from services and others primarily consists of premium membership fees earned from subscribed members and commissions earned from third-party sellers made on our online marketplace through our e-commerce channel.

Financial services income

●	Interest and financial services income. We generate interest and financial services income earned on installment purchase loans from the online direct sales on Fenqile’s website and mobile apps and personal installment loans to borrowers, if these loans are determined to be on-balance sheet loans.
●	Loan facilitation and servicing fees. With respect to off-balance sheet loans, we earn loan facilitation and matching service fees, post-origination services fees and investment program management service fees from users. We provide intermediary services to both the users and the funding partners, including loan facilitation and matching, account maintenance, collection, and payment processing services and financing guarantee services, if any. We also provide ongoing management services to the individual investors on Juzi Licai over the terms of respective investment programs.
●	Other revenues. Other revenues include fees collected for early repayment and late payment for on-balance sheet loans, which is calculated as a percentage of interest over the prepaid principal loan amount in the case of an early repayment or a percentage of past due amounts in the case of a late repayment.

Operating cost

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	2,634,142	61.8	2,440,613	53.2	3,624,301	520,598	64.7
Funding cost	792,170	18.6	898,028	19.6	508,829	73,089	9.1
Processing and servicing cost	223,916	5.2	324,005	7.1	642,126	92,236	11.4
Provision for credit losses of financing receivables	611,869	14.4	884,056	19.3	708,684	101,796	12.6
Provision for credit losses of contract assets and service fees receivable	—	—	38,254	0.8	125,471	18,023	2.2
Total operating cost	4,262,097	100.0	4,584,956	100.0	5,609,411	805,742	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2017, 2018 and 2019.

Funding cost. Our funding cost consists of interest expenses paid to institutional funding partners and individual investors on Juzi Licai to fund financing receivables, and certain fees and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consists primarily of vendor costs related to credit assessment, user and system support, payment processing services and collection services associated with originating, facilitating and servicing loans, and related payroll cost for personnel engaged in processing and servicing activities. With respect to on-balance sheet loans, we have determined that direct origination costs, including costs directly attributable to loan originations, such as vendor costs and personnel costs directly related to the time spent by those individuals performing loan origination activities, are insignificant and expensed as incurred and recorded in processing and servicing cost.

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

Operating expenses

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	405,505	48.0	589,983	49.6	1,538,698	221,020	65.0
Research and development expenses	235,292	27.9	320,165	26.9	415,995	59,754	17.6
General and administrative expenses	203,635	24.1	279,859	23.5	412,117	59,197	17.4
Total operating expenses	844,432	100.0	1,190,007	100.0	2,366,810	339,971	100.0

Sales and marketing. Sales and marketing expenses consist primarily of advertising costs and payroll and related share-based compensation expenses for personnel engaged in marketing and business development activities. Advertising costs consist primarily of costs of online advertising and offline promotional activities.

Research and development. Research and development expenses consist primarily of payroll and related share-based compensation expenses for IT professionals involved in developing our technology platform and website, depreciation of server and other equipment, bandwidth and data center costs.

General and administrative. General and administrative expenses consist of payroll and related share-based compensation expenses for employees engaged in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiaries during the periods presented. Hong Kong does not impose a withholding tax on dividends. Commencing from the year of assessment of 2018 and 2019, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, a High and New Technology Enterprise (“HNTE”) is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, which shall be subject to the record-filing with the tax authority at the time of final settlement each year and the examination by the relevant authorities in PRC. One of our subsidiaries of the VIEs, Qianhai Juzi, qualified as a HNTE and enjoyed a preferential income tax rate of 15% from 2017 to 2019, and will need to re-apply for the HNTE qualification in 2020. In March 2020, Mengtian Technology and Shenzhen Lexin Software Technology Co., Ltd. received confirmation from the relevant PRC government agencies that they qualify as HNTEs for the three years ending December 31, 2019, 2020, and 2021, and will need to re-apply for HNTE qualification in 2022. Shenzhen Dingsheng Computer Technology Co., Ltd., a subsidiary of one of our variable interest entities, and Shenzhen Lexin Software Technology Co., Ltd., which were qualified as Software Enterprises have been entitled to an income tax exemption for two years beginning with the first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, respectively.

Our online direct sales revenue from sales of electronic products, home appliance products and general merchandise products had been subject to a 17% value-added tax until May 1, 2018, when the rate was adjusted to 16%. The tax rate was further adjusted to 13% from April 1, 2019. Our financial services income from services to our customers in the PRC is subject to a 6% value-added tax.

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

We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiaries, variable interest entities or their subsidiaries as of December 31, 2017, 2018 and 2019.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Online direct sales	2,534,983	45.4	2,396,680	31.5	3,623,991	520,554	34.2
Services and others	31,950	0.6	203,914	2.7	204,850	29,425	1.9
Online direct sales and services income	2,566,933	46.0	2,600,594	34.2	3,828,841	549,979	36.1
Interest and financial services income	2,443,761	43.8	2,742,643	36.2	1,134,779	163,001	10.7
Loan facilitation and servicing fees	378,892	6.8	2,075,817	27.3	5,627,842	808,389	53.1
Other revenues	192,603	3.4	177,842	2.3	12,045	1,730	0.1
Financial services income	3,015,256	54.0	4,996,302	65.8	6,774,666	973,120	63.9
Total operating revenue	5,582,189	100.0	7,596,896	100.0	10,603,507	1,523,099	100.0
Operating cost:
Cost of sales	(2,634,142)	(47.2)	(2,440,613)	(32.1)	(3,624,301)	(520,598)	(34.1)
Funding cost	(792,170)	(14.2)	(898,028)	(11.8)	(508,829)	(73,089)	(4.8)
Processing and servicing cost (1)	(223,916)	(4.0)	(324,005)	(4.3)	(642,126)	(92,236)	(6.1)
Provision for credit losses of financing receivables	(611,869)	(11.0)	(884,056)	(11.6)	(708,684)	(101,796)	(6.7)
Provision for credit losses of contract assets and service fees receivable	—	—	(38,254)	(0.6)	(125,471)	(18,023)	(1.2)
Total operating cost	(4,262,097)	(76.4)	(4,584,956)	(60.4)	(5,609,411)	(805,742)	(52.9)
Gross profit	1,320,092	23.6	3,011,940	39.6	4,994,096	717,357	47.1
Operating expenses:
Sales and marketing expenses (1)	(405,505)	(7.3)	(589,983)	(7.8)	(1,538,698)	(221,020)	(14.5)
Research and development expenses (1)	(235,292)	(4.2)	(320,165)	(4.2)	(415,995)	(59,754)	(3.9)
General and administrative expenses (1)	(203,635)	(3.6)	(279,859)	(3.7)	(412,117)	(59,197)	(3.9)
Total operating expenses	(844,432)	(15.1)	(1,190,007)	(15.7)	(2,366,810)	(339,971)	(22.3)
Gain on guarantee liabilities, net	—	—	108,316	1.4	196,063	28,163	1.8
Interest expense, net	(75,517)	(1.4)	(23,059)	(0.3)	(39,215)	(5,633)	(0.4)
Investment-related impairment	(932)	—	(15,215)	(0.2)	—	—	—
Investment income	—	—	18,753	0.3	52,211	7,500	0.5
Change in fair value of financial guarantee derivatives, net	47,355	0.8	197,027	2.6	(212,256)	(30,489)	(2.0)
Others, net	28,013	0.5	1,773	—	82,422	11,839	0.8
Income before income tax expense	474,579	8.4	2,109,528	27.7	2,706,511	388,766	25.5
Income tax expense	(234,227)	(4.2)	(132,222)	(1.7)	(411,959)	(59,174)	(3.9)
Net income	240,352	4.2	1,977,306	26.0	2,294,552	329,592	21.6
Pre-IPO Preferred Shares redemption value accretion	(82,117)	(1.5)	—	—	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	(132,241)	(2.4)	—	—	—	—	—
Net income attributable to ordinary shareholders	25,994	0.3	1,977,306	26.0	2,294,552	329,592	21.6

(1)	Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	5,916	0.1	8,111	0.1	10,472	1,504	0.1
Sales and marketing expenses	6,611	0.1	18,223	0.2	28,611	4,110	0.3
Research and development expenses	17,089	0.3	33,169	0.4	42,977	6,173	0.4
General and administrative expenses	46,120	0.8	63,133	0.8	95,202	13,675	0.9

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating revenue

Operating revenue increased by 39.6% from RMB7,597 million in 2018 to RMB10,604 million (US$1,523 million) in 2019. This increase in operating revenues was primarily attributable to the increase in online direct sales revenue, loan facilitation and servicing fees and other financial services income in 2019.

Online direct sales and services income. Online direct sales and services income increased by 47.2% from RMB2,601 million in 2018 to RMB3,829 million (US$550 million) in 2019.

●	Online direct sales. Online direct sales increased by 51.2% from RMB2,397 million in 2018 to RMB3,624 million (US$521 million) in 2019. The increase was primarily due to the significant increase in the number of orders driven by several sales promotional events in 2019.
●	Services and others. Services and others increased by 0.5% from RMB204 million in 2018 to RMB205 million (US$29.4 million) in 2019.

Financial services income. Financial services income increased by 35.6% from RMB4,996 million in 2018 to RMB6,775 million (US$973 million) in 2019. This increase was primarily due to the increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

●	Interest and financial services income. Interest and financial services income decreased by 58.6% from RMB2,743 million in 2018 to RMB1,135 million (US$163 million) in 2019, while the outstanding principal balances of on-balance sheet loans decreased by 31.3% from RMB6.4 billion as of December 31, 2018 to RMB4.4 billion (US$634 million) as of December 31, 2019 due to the decrease of on-balance sheet loans originated on our platform in 2019 as a result of the adjustments in Juzi Licai's business model in the second quarter of 2018, as well as the repayment of existing on-balance sheet loans during the year.
●	Loan facilitation and servicing fees. Loan facilitation and servicing fees increased by 171% from RMB2,076 million in 2018 to RMB5,628 million (US$808 million) in 2019. This increase was primarily due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.
●	Other revenues. Other revenues decreased by 93.2% from RMB178 million in 2018 to RMB12.0 million (US$1.7 million) in 2019, primarily as a result of the decrease in the outstanding principal balances of on-balance sheet loans in 2019 and the associated decrease in the fees collected for early repayment and late repayment of loans.

Operating cost

Operating cost increased by 22.3% from RMB4,585 million in 2018 to RMB5,609 million (US$806 million) in 2019, primarily as a result of the increase in cost of sales, processing and servicing cost and provision for credit losses of contract assets and service fees receivable, partially offset by the decrease in funding cost and provision for credit losses of financing receivables.

Cost of sales. Cost of sales increased by 48.5% from RMB2,441 million in 2018 to RMB3,624 million (US$521 million) in 2019. This increase was consistent with the increase of the online direct sales on our e-commerce channel.

Funding cost. Funding cost decreased by 43.3% from RMB898 million in 2018 to RMB509 million (US$73.1 million) in 2019. The decrease in funding cost was in line with the decrease in our interest and financial services income.

Processing and servicing cost. Processing and servicing cost increased by 98.2% from RMB324 million in 2018 to RMB642 million (US$92.2 million) in 2019. The increase in processing and servicing cost was primarily attributable to an increase of RMB76.9 million (US$11.0 million) in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB126 million (US$18.1 million) in fees to third-party payment platforms, an increase of RMB85.5 million (US$12.3 million) in credit assessment cost, and an increase of RMB30.9 million (US$4.4 million) in risk management and collection expenses.

Provision for credit losses of financing receivables. Provision for credit losses of financing receivables decreased by 19.8% from RMB884 million in 2018 to RMB709 million (US$102 million) in 2019. which was consistent with the decrease in the on-balance sheet loans originated on our platform.

Provision for credit losses of contract assets and service fees receivable. Provision for credit losses of contract assets and service fees receivable increased by 228% from RMB38.3 million in 2018 to RMB125 million (US$18.0 million) in 2019, mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business in 2019.

Gross profit

Our gross profit increased by 65.8% from RMB3,012 million in 2018 to RMB4,994 million (US$717 million) in 2019. Our gross margin increased from 39.6% in 2018 to 47.1% in 2019. The significant increase in the gross margin was primarily due to the significant increase of loan facilitation and servicing fees as a result of the significant increase in off-balance sheet loans originated and the continuing growth of our business.

Operating expenses

Operating expenses increased by 98.9% from RMB1,190 million in 2018 to RMB2,367 million (US$340 million) in 2019 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 161% from RMB590 million in 2018 to RMB1.5 billion (US$221 million) in 2019. This increase was primarily attributable to an increase of RMB801 million (US$115 million) in online promotional fees and advertising costs, an increase of RMB10.4 million (US$1.5 million) in share-based compensation expenses allocated to sales and marketing expenses, and an increase of RMB139 million (US$20.0 million) in salaries and personnel related costs.

Research and development. Research and development expenses increased by 29.9% from RMB320 million in 2018 to RMB416 million (US$59.8 million) in 2019. The increase was primarily attributable to an increase of RMB52.4 million (US$7.5 million) in payroll and related expenses, an increase of RMB9.8 million (US$1.4 million) in share-based compensation expenses, an increase of RMB8.2 million (US$1.2 million) in depreciation expenses allocated to research and development expenses and an increase of RMB18.8 million (US$2.7 million) in other general expenses.

General and administrative. General and administrative expenses increased by 47.3% from RMB280 million in 2018 to RMB412 million (US$59.2 million) in 2019. The increase was primarily attributable to an RMB32.1 million (US$4.6 million) increase in share-based compensation expenses allocated to general and administrative expenses and an RMB55.8 million (US$8.0 million) increase in payroll expenses. In addition, we incurred an increase of RMB43.2 million (US$6.2 million) in professional service fees, rental and other general expenses.

Gain on guarantee liabilities, net

Gain on guarantee liabilities, net increased from RMB108 million in 2018 to RMB196 million (US$28.2 million) in 2019, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by certain institutional funding partners, partially offset by the loss incurred during our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Interest expense, net

Interest expense, net was RMB39.2 million (US$5.6 million) in 2019, compared to RMB23.1 million in 2018. Net interest expense in 2019 was mainly associated with interest expense incurred for the convertible notes issued in September 2019, while net interest expense in 2018 was mainly associated interest expense incurred for bank borrowings.

Investment income

We recorded investment income of RMB52.2 million (US$7.5 million) for an equity investee in 2019 due to observable price changes in an orderly transaction for the identical investments for the same issuer.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives amounted to net loss of RMB212 million (US$30.5 million) in 2019, compared to a gain of RMB197 million in 2018. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense

Income tax expense increased by 212% from RMB132 million in 2018 to RMB412 million (US$59.2 million) in 2019. The increase was primarily due to the increase in the total income before income tax expense in 2019 as compared to 2018. In addition, The Company’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing result provided additional insights as to the recoverability of the deferred tax assets arising from provision for credit losses. Accordingly, a reversal of income tax expenses of RMB193 million in relation to the provision for credit losses of financing receivables as of December 31, 2017 was recorded in the second quarter of 2018.

Net income

As a result of the foregoing, our net income increased by 16.0% from RMB2.0 billion in 2018 to RMB2.3 billion (US$330 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating revenue

Operating revenue increased by 36.1% from RMB5,582 million in 2017 to RMB7,597 million in 2018. This increase was primarily due to the increase in financial services income, driven by continuing increases in the number of active users and the average total outstanding principal balance of total on-balance and off-balance sheet loans. In addition, as a result of the adoption of ASC 606, revenue from loan facilitation and servicing is generally recognized earlier in the life of a contract. For the year ended December 31, 2018, the impact of applying the new revenue standard resulted in an increase in revenue of approximately RMB826 million.

Online direct sales and services income. Online direct sales and services income increased by 1.3% from RMB2,567 million in 2017 to RMB2,601 million in 2018, primarily as a result of the significant increase in revenues generated from services and others, which was partially offset by the decrease in revenues generated from online direct sales.

●	Online direct sales. Online direct sales decreased by 5.5% from RMB2,535 million in 2017 to RMB2,397 million in 2018. The slight decrease was due to the fact that we allocated more resources to grow our online marketplace in 2018.
●	Services and others. Services and others increased significantly by 538% from RMB32.0 million in 2017 to RMB204 million in 2018. The increase was primarily driven by the growth of sales amount made by third-party sellers on our online market through our e-commerce channel and the increase in the number of Lehei/Black Card members.
●	Financial services income. Financial services income increased by 65.7% from RMB3,015 million in 2017 to RMB4,996 million in 2018, mainly attributable to the increase in the loan facilitation and servicing fees.
●	Interest and financial services income. Interest and financial services income increased by 12.2% from RMB2,444 million in 2017 to RMB2,743 million in 2018, while the outstanding principal balances of on-balance sheet loans decreased by 43.3% from RMB12.0 billion as of December 31, 2017 to RMB6.8 billion as of December 31, 2018 due to the decrease of on-

balance sheet loans originated on our platform in 2018 as well as the repayment of existing on-balance sheet loans during the year.
●	Loan facilitation and servicing fees. Loan facilitation and servicing fees increased by 448% from RMB379 million in 2017 to RMB2,076 million in 2018. Except for the impact of the adoption of new revenue standard as discussed above, this increase was primarily driven by the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business as well as the business model adjustments made to Juzi Licai in the second quarter of 2018. Under the new business model, all new loans funded by individual investors on Juzi Licai have been accounted for as off-balance sheet loans commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans.
●	Other revenues. Other revenues decreased by 7.7% from RMB193 million in 2017 to RMB178 million in 2018, primarily as a result of the decrease in the outstanding principal balances of on-balance sheet loans in 2018 and the associated decrease in the fees collected for early repayment and late repayment of loans.

Operating cost

Operating cost increased by 7.6% from RMB4,262 million in 2017 to RMB4,585 million in 2018, primarily as a result of the increases in processing and servicing cost and provision for credit losses of financing receivables.

Cost of sales. Cost of sales decreased by 7.3% from RMB2,634 million in 2017 to RMB2,441 million in 2018. This decrease was consistent with the decrease of the online direct sales on our e-commerce channel.

Funding cost. Funding cost increased by 13.4% from RMB792 million in 2017 to RMB898 million in 2018. The increase in funding cost was in line with the increase in our interest and financial services income.

Processing and servicing cost. Processing and servicing cost increased by 44.7% from RMB224 million in 2017 to RMB324 million in 2018. The increase in processing and servicing cost was primarily attributable to an increase of RMB38.9 million in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB27.8 million in fees to third-party payment platforms, and an increase of RMB32.8 million in risk management and collection expenses.

Provision for credit losses of financing receivables. Provision for credit losses of financing receivables increased by 44.5% from RMB612 million in 2017 to RMB884 million in 2018. We will continue to improve our credit assessment and risk management capabilities to enhance our collection efforts while maintaining credit risks at a reasonable level.

Provision for credit losses of contract assets and service fees receivable. Provision for credit losses of contract assets and service fees receivable was RMB38.3 million in 2018, mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business in 2018.

Gross profit

Our gross profit increased significantly by 128% from RMB1,320 million in 2017 to RMB3,012 million in 2018. Our gross margin increased from 23.6% in 2017 to 39.6% in 2018. The significant increase in our gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees resulting from the enlarged proportion of the off-balance sheet loans, which have higher gross profit margins than interest and financial services income generated from on-balance sheet loans.

Operating expenses

Operating expenses increased by 40.9% from RMB844 million in 2017 to RMB1,190 million in 2018 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 45.5% from RMB406 million in 2017 to RMB590 million in 2018. This increase was primarily attributable to an increase of RMB101 million in online promotional fees and advertising costs, an increase of RMB11.6 million in share-based compensation expenses allocated to sales and marketing expenses, and an increase of RMB79.3 million in salaries and personnel related costs.

Research and development. Research and development expenses increased by 36.1% from RMB235 million in 2017 to RMB320 million in 2018. The increase was primarily attributable to an increase of RMB53.7 million in payroll and related expenses, an increase of RMB16.1 million in share-based compensation expenses allocated to research and development expenses, and an increase of RMB8.2 million in depreciation expenses allocated to research and development expenses.

General and administrative. General and administrative expenses increased by 37.4% from RMB204 million in 2017 to RMB280 million in 2018. The increase was primarily attributable to an RMB17.0 million increase in share-based compensation expenses allocated to general and administrative expenses and an RMB35.0 million increase in payroll expenses. In addition, we incurred an increase of RMB24.3 million in professional service fees and rental expenses.

Gain on guarantee liabilities, net

Gain on guarantee liabilities, net was RMB108 million in 2018, which mainly resulted from the releasing of liabilities through our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Interest expense, net

Interest expense, net was RMB23.1 million in 2018, compared to RMB75.5 million in 2017. Net interest expense in 2018 was mainly associated with interest expense incurred for bank borrowings, while net interest expense in 2017 was mainly associated with interest expense incurred for the convertible loans issued in May 2016 and converted into series C-1 and series C-2 preferred shares in October 2017.

Investment income

We recorded investment income of RMB18.8 million for an equity investee in 2018 due to observable price changes in an orderly transaction for the identical investment of the same issuer, as a result of our adoption of Accounting Standards Update No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2018.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives amounted to net gain of RMB197 million in 2018, compared to a gain of RMB47.4 million in 2017. The increase was primarily due to increasing realization of gains through our performance of the guarantee, as well as the impact of adjustment to the estimated expected default rate of the underlying loans.

Income tax expense

Income tax expense decreased by 43.5% from RMB234 million in 2017 to RMB132 million in 2018. The decrease was due to the decrease of the annualized effective income tax rate, primarily resulting from the lower enacted income tax rate for certain major subsidiaries in 2018. In addition, our PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing results provided additional insights as to the pre-tax deduction of qualified provision for credit losses of financing receivables. Accordingly, current income tax liability of RMB78 million and valuation allowance of RMB115 million recognized as of December 31, 2017 in relation to our provision for credit losses of financing receivables were reversed in 2018.

Net income

As a result of the foregoing, our net income increased significantly by 723% from RMB240 million in 2017 to RMB2.0 billion in 2018.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2018 and 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,148,292	2,085,234	299,525
Restricted cash—current	1,266,536	1,813,855	260,544
Restricted time deposits—current	344,212	1,962,293	281,866
Short-term financing receivables, net	5,140,634	3,752,690	539,040
Prepaid expenses and other current assets	923,827	1,324,924	190,314
Deposits to insurance companies and guarantee companies	—	1,251,003	179,695
Guarantee receivables, net—current	395,025	1,183,278	169,967
Contract assets and service fees receivable, net—current	946,293	2,971,976	426,898
Restricted cash—non-current	82,306	86,537	12,430
Long-term financing receivables, net	1,283,036	658,798	94,630
Guarantee receivables, net—non-current	116,208	281,699	40,464
Contract assets and service fees receivable, net—non-current	291,784	482,875	69,361
Long-term investments	186,073	511,605	73,487
Other assets	29,192	454,421	65,273
Total assets	12,470,575	19,236,294	2,763,119
Liabilities:
Short-term borrowings	438,010	1,977,691	284,078
Short-term funding debts	4,646,041	3,755,528	539,448
Guarantee liabilities	456,276	1,726,368	247,977
Funds payable to Individual Investors	782,109	618,749	88,878
Accrued expenses and other current liabilities	1,363,580	1,394,639	200,324
Long-term funding debts	157,887	450,595	64,724
Convertible notes	—	2,046,051	293,897
Total liabilities	8,363,783	12,636,755	1,815,154
Total shareholders’ equity	4,106,792	6,599,539	947,965

Cash and cash equivalents

Our cash and cash equivalents increased by 81.6% from RMB1,148 million as of December 31, 2018 to RMB2,085 million (US$300 million) as of December 31, 2019, primarily due to an increase in cash inflow from financing activities.

Restricted cash - current

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

Our current restricted cash increased by 43.2% from RMB1,267 million as of December 31, 2018 to RMB1,814 million (US$261 million) as of December 31, 2019, primarily due to an increase in the funds received from the consolidated trusts that has not yet been distributed, and an increase in the security deposits placed with and set aside for our partnering commercial banks in case of a user defaults.

Restricted time deposits - current

Current restricted time deposits increased by 470% from RMB344 million as of December 31, 2018 to RMB1,962 million (US$282 million) as of December 31, 2019, primarily due to an increase in security deposits to secure the short-term borrowings from financial institutions.

Short-term financing receivables, net

Our net short-term financing receivables decreased by 27.0% from RMB5,141 million as of December 31, 2018 to RMB3,753 million (US$539 million) as of December 31, 2019, primarily due to a decrease associated with on-balance sheet loans originated on our platform in 2019 as well as the repayment of existing on-balance sheet loans during the year.

Prepaid expenses and other current assets

Prepaid expenses and other current assets increased by 43.4% from RMB924 million as of December 31, 2018 to RMB1,325 million (US$190 million) as of December 31, 2019, primarily due to an increase in deposits to institutional funding partners, and guarantee derivative assets at fair value, and receivables from third-party online payment service providers and partially offset by a decrease in receivables from Pre-IPO Series C-1 preferred shareholders.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as back-to-back guarantee to these insurance companies and guarantee companies in 2019. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies.

Guarantee receivables and liabilities

We recorded net guarantee receivables of RMB1.5 billion (US$210 million) and net guarantee liabilities of RMB1.7 billion (US$248 million) as of December 31, 2019, primarily due to the significant growth of off-balance sheet loans for which we are required to compensate principal and interest payments in the event that a borrower defaults.

Short-term and long-term contract assets and service fees receivable, net

We recorded net contract assets and service fees receivable of RMB3,455 million (US$496 million) as of December 31, 2019 primarily due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Long-term investments

Long-term investments increased by 175% from RMB186 million as of December 31, 2018 to RMB512 million (US$73.5 million) as of December 31, 2019, primarily due to the increase in our investments in privately held companies in China and abroad.

Other assets

Other assets increased by 1,475% from RMB29.2 million as of December 31, 2018 to RMB454 million (US$65.3 million) as of December 31, 2019, primarily due to an increase in the deposits made to institutional funding partners as well as an increase in right-of-use assets as a result of adoption of Accounting Standards Update No. 2016-02, Leases on January 1, 2019.

Long-term financing receivables, net

Our net long-term financing receivables decreased by 48.7% from RMB1,283 million as of December 31, 2018 to RMB659 million (US$94.6 million) as of December 31, 2019, primarily due to a substantial decrease associated with on-balance sheet loans on our platform in 2019 as well as the repayment of existing on-balance sheet loans during the year.

Short-term borrowings

Short-term borrowings increased by 352% from RMB438 million as of December 31, 2018 to RMB2.0 billion (US$284 million) as of December 31, 2019, primarily due to the increase in bank borrowings to support our general operations.

Short-term funding debts

Short-term funding debts decreased by 19.2% from RMB4,646 million as of December 31, 2018 to RMB3,756 million (US$539 million) as of December 31, 2019, primarily due to the decrease in on-balance sheet loans originated as the business model adjustments made to Juzi Licai in the second quarter of 2018, partially offset by the increase in on-balance sheet loans funded by other funding partners.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities increased by 2.3% from RMB1,364 million as of December 31, 2018 to RMB1,395 million (US$200 million) as of December 31, 2019, primarily due to an increase in funds payable to institutional funding partners, accrued payroll and welfare, tax payable, and partially offset by a decrease in liabilities to Pre-IPO Series C-1 preferred shareholders.

Funds payable to Individual Investors

Funds payable to Individual Investors decreased by 20.9% from RMB782 million as of December 31, 2018 to RMB619 million (US$88.9 million) as of December 31, 2019. The decrease was due to the fact that we have gradually shifted our business model away from individual funding and ceased facilitating new loans with funding from individual investors on Juzi Licai since November 2019 in order to fully comply with the requirements of the PRC regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be forced to terminate our online lending information intermediary services if we fail to complete the record-filing for our online lending information intermediary services. We may also be required to gradually reduce the balance of loans on Juzi Licai.”

Convertible notes

Convertible notes represented the US$300 million convertible senior notes we issued through a private placement in September 2019. The notes will mature in seven years, bearing interest at a rate of 2.0% per annum.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Depending on the arrangements among us, the borrowers and the funding partners, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans”, where applicable.

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

The terms of the underlying loan agreements between the individual investors or institutional funding partners and the borrowers (“Underlying Loan Agreements”) do not necessarily match the terms of the Investment Programs or Investment Agreements. The mismatch is mainly due to the fact that some individual investors or institutional funding partners may invest in the programs that have shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the individual investors choose or the Investment Agreements the institutional funding partners entered into with us, the investing periods could be as short as one week and as long as twenty-fourth months. Pursuant to the Investment Programs or Investment Agreements, the individual investors or institutional funding partners agree on a rate of return with us which is normally lower than the coupon interest rate stipulated in the Underlying Loan Agreements, given the shorter periods of those Investment Programs or Investment Agreements. Under the terms of the Investment Programs or Investment Agreements, which drive the return of the investments, we conclude that we have the liabilities to the individual investors or institutional funding partners when the funds from the Investment Programs or Investment Agreements are received. Accordingly, we are considered as the primary obligor to the individual investors or institutional funding partners in the lending relationship and therefore record the liabilities to individual investors or institutional funding partners as funding debts on our consolidated balance sheets. Therefore, we continue to account for the financing receivables over the terms of the installment purchase loans and personal installment loans.

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

We also issue private asset-backed securities (“ABS”) to diversify our funding sources. We are considered the primary beneficiary of these ABS plans as we have the power to direct the activities that most significantly impact economic performance of the ABS plans, and have consolidated the ABS plans in our consolidated financial statements under ASC 810, Consolidation.

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

Off-balance sheet loans

(a) Loans funded by certain institutional funding partners such as third-party commercial banks or consumer finance companies

For loans funded by the proceeds from certain institutional funding partners such as third-party commercial banks or consumer finance companies, each underlying loan and borrower has to be approved by the third-party commercial banks or consumer finance companies individually. Once the loan is approved by and originated by the third-party commercial bank or consumer finance company, the fund is provided by the third-party commercial bank or consumer finance company to the borrower and a lending relationship between the borrower and the third-party commercial bank or consumer finance company is established through a loan agreement. Effectively, we offer loan facilitation and matching services to the borrowers who have credit needs and the commercial banks or consumer finance companies who originate loans directly to Borrowers referred by us. We continue to provide account maintenance and payment processing services to the borrowers over the term of the loan agreement. Under this scenario, we determine that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record financing receivables arising from these loans nor funding debts to the institutional funding partners.

(b) Loans funded by the individual investors on Juzi Licai after April 24, 2018

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

We conclude that under the terms of the Underlying Loan Agreements and the Investment Programs under the Juzi New Model. We are not the legal lender or borrower in the loan origination and repayment process. Accordingly, we do not record financing receivables arising from these loans nor funding debts to the individual investors.

The balances of funds payable to individual investors represent the investment funds received from the individual investors on Juzi New Model but not yet matched with and transferred to the borrowers due to the settlement time lag.

Risk safeguard scheme on Juzi Licai

Under the Juzi New Model, we entered into a cooperation agreement with an independent third-party guarantee company (the “Guarantee Company”), to set up a new investor protection program called the Risk Safeguard Scheme (“RSS”). The purpose of the RSS is to provide make-up payments to the individual investors on Juzi Licai when the borrowers default. The RSS only applies to loans newly funded under the Juzi New Model, and requires the borrowers to contribute to the RSS to protect the individual investors. By default, all borrowers enroll in the RSS when the Underlying Loan Agreements are entered into.

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

We considered relevant accounting guidance and concluded that arrangements for our on-balance sheet loans are out of scope of ASC 606. Therefore, “Interest and financial services income” and “Other revenues” included in “Financial services income” on our consolidated statements of operations should continue to be accounted for in accordance with ASC 310, Receivables. Other revenue streams for the years ended December 31, 2018 and 2019 were presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

We recognized a cumulative effect of approximately RMB209.5 million as an increase to the opening balances of retained earnings on January 1, 2018, as a result of the initial application of ASC 606. The impact primarily resulted from the earlier recognition of revenue under ASC 606 for “Loan facilitation and servicing fees” collectible in monthly installments related to our off-balance sheet loans. We provide the loan facilitation and matching services and post-origination services as multiple deliverable arrangements. Under ASC 605, service fees collectible in monthly installments were considered contingent and, therefore, were not allocable to different deliverables until the contingency was resolved (i.e., upon receipt of the monthly service fees). Under ASC 606, service fees collectible in monthly installments are considered variable consideration which is contingent on a future event occurring. We consider the constraint on variable consideration and only recognize revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Revenue is recognized when each of the performance obligations is satisfied at a point in time or over time separately using the total estimated consideration allocated to the different performance obligations based on their relative standalone selling prices. Revenue from loan facilitation and matching services is recognized upon successful matching of the borrowers with various funding partners, and revenue from post-origination services is recognized over the terms of the related contracts.

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

Loan facilitation and servicing fees

With respect to the off-balance sheet loans, we do not record financing receivables arising from these loans nor funding debts to the funding partners. We earn loan facilitation and servicing fees from these arrangements.

Revenues from loan facilitation and matching and post-loan origination services

We provide intermediary services to the borrowers and funding partners, as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee, if any. We have assessed all these services and conclude that loan facilitation and matching services and post-origination services are distinct and therefore are separate performance obligations. The financial guarantee is within the scope of ASC 815, Derivatives and Hedging or ASC 460, Guarantees, where applicable, and recorded at fair value at inception of the loans. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. We primarily use the expected cost plus a margin approach to determine the relative standalone selling price as a result of the adoption of ASC 606.

The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to our customers, net of value-added tax. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We assess whether the estimate of variable consideration is constrained.

Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the borrowing requests from the borrowers with the funding partners, as the lenders. Revenues from post-origination services are recognized ratably over the terms of the underlying loans as this performance obligation is satisfied over time.

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

Other revenues

Other revenues include fees collected for prepayment and late payment for on-balance sheet loans, which is calculated as a certain percentage of interest over the prepaid principal loan amount in case of prepayment or a certain percentage of past due amounts in case of late payment.

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

As of December 31, 2018 and 2019, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB601.6 million and RMB827.1 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next two years.

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

Guarantee receivables and liabilities

For the off-balance sheet loans funded by the individual investors on Juzi Licai, we provide risk safeguard scheme to the individual investors and records our obligations associated with the RSS in accordance with ASC 460, Guarantees.

For the off-balance sheet loans funded by certain Institutional Funding Partners, we provide deposits and replenish such deposits from time to time to the institutional funding partners by directly compensating them for principal and interest payment in the event of the borrowers’ defaults, which are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

Starting from 2019, we started to cooperate with third-party insurance companies and guarantee companies that directly provide guarantee services to certain institutional funding partners, and no longer replenished the deposits made to these institutional funding partners. According to relevant financial guarantee arrangements, third-party insurance companies and guarantee companies will provide the principal and interest payment to these institutional funding partners, in case of borrowers’ defaults. However, we are required to provide deposits and replenish such deposits from time to time to the bank accounts of these insurance companies and guarantee companies, in the event that such insurance companies and guarantee companies perform their guarantee obligations upon the borrowers’ defaults. Effectively, we provide back-to-back guarantee to the insurance companies and guarantee companies and takes on all of the credit risk of the borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

For the off-balance sheet loans funded by certain other institutional funding partners, these institutional funding partners retain the credit exposure of the loans facilitated by us and do not require us to provide any guarantee pursuant to relevant arrangements. Therefore, we do not record guarantee receivables nor guarantee liabilities for the off-balance sheet loans funded by these institutional funding partners.

Guarantee liabilities under ASC 460 are comprised of two components: (i) ASC 460 component; and (ii) ASC 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Accordingly, the guarantee liabilities are required to be measured at fair value at inception and reduced as we are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The estimated fair value of the guarantee liabilities at inception of the loans is determined by us based on a discounted cash flow model, with reference to estimates of expected loss rates and expected margins on cost of guarantee services. The other component is a contingent liability determined based on historical loss rates, representing the obligation to make future payouts, measured using the guidance in ASC 450, Contingencies. The ASC 450 contingent component considers the actual and expected performance of the loans on a pool basis when estimating the contingent liability.

Subsequent to initial recognition, the guarantee liabilities are measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. ASC 460 does not prescribe a method for subsequently measuring and recording the noncontingent guarantee liabilities. However, as stated in ASC 460-10-35-1, the guarantee liabilities should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each monthly payment is made, guarantee liabilities are recognized by a systematic and rational amortization method, i.e. over the terms of the underlying loans, as “Gain on guarantee liabilities, net” on the consolidated statements of operations. At each reporting date, on a portfolio basis, when the aggregate contingent liabilities required to be recognized under ASC 450 exceeds the balance of guarantee liabilities determined under ASC 460, we record the excess against “Gain on guarantee liabilities, net” on our consolidated statements of operations.

Guarantee receivables are recognized and measured at inception at fair value. For loans with original terms greater than 12 months, we determine a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, was used in adjusting the guarantee receivables at inception. Interest income resulting from the significant financing component is recorded as “Interest and financial services income” on the consolidated statements of operations.

At each reporting date, we assess whether there is any indicator of impairment to the guarantee receivables. An impairment loss is recorded if the carrying amounts of the guarantee receivables exceed the expected collections.

Guarantee derivatives

In order to determine the accounting treatment of the guarantee, we considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

For the financial guarantee provided by us that does not meet the scope exception under ASC 815-10-15-58, we account for the financial guarantee contracts with these institutional funding partners as derivatives under ASC 815, Derivatives and Hedging, and record them on the consolidated balance sheets as either assets or liabilities at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and remeasured at fair value on an ongoing basis in accordance with ASC 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined by us based on a discounted cash flow model, with reference to estimates of cumulative loss rates and margins on cost of guarantee services.

Allowance for credit losses

We have the following types of financial assets that are subject to credit losses of the customers: financing receivables, contract assets, service fees receivable, and guarantee receivables.

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

Our allowance for credit losses of financial assets is calculated separately within each credit risk level of the borrowers, taking into considerations of flexible repayment options of the underlying on- and off-balance sheet loans, where applicable. For each credit risk level, we estimate the expected loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the applicable outstanding balances of respective financial assets within that level to determine the allowance for credit losses for each reporting period. In addition, we consider other general economic conditions, if any, when determining the allowance for credit losses.

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

Nonaccrual financing receivables and charged-off financing receivables

We consider a financing receivable to be delinquent when a monthly payment is one day past due. When we determine it is probable that we will be unable to collect unpaid principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge-offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. We do not resume accrual of interest after a loan has been placed on nonaccrual status.

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

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by individual investors on Juzi Licai and by institutional funding partners, the issuance of preferred shares in private placements, issuance of convertible notes and asset-backed securities. In December 2017, we completed our initial public offering in which we issued and sold an aggregate of 12,000,000 ADSs, representing 24,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$93.7 million. In January 2018, as a result of the underwriters’ exercise of their over-allotment option in full, we issued and sold an additional of 1,800,000 ADSs, representing 3,600,000 Class A ordinary shares, resulting in net proceeds of approximately US$14.7 million. In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. As of December 31, 2017, 2018 and 2019, we had RMB1,126 million, RMB1,148 million and RMB2,085 million (US$300 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition."

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2020 and December 2021, and had weighted average interest rates of 7.7%, 10.0% and 9.7%, as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, institutional funding partners funded an aggregate amount of RMB1,158 million, RMB2,375 million and RMB3,005 million (US$432 million), in our outstanding financing receivables, respectively. As of December 31, 2018 and 2019, financing receivables amounting to RMB34.9 million and RMB420 million (US$60.4 million) were pledged as collaterals, respectively. The increase in pledged collaterals in 2019 was due to the increase in the amount of funds provided by institutional funding partners.

Liabilities to individual investors on Juzi Licai. We offer individual investors on Juzi Licai various investment programs. As of December 31, 2017 and 2018, the terms of those programs were all within 24 months with weighted average interest rates of 7.6% and 7.6%, respectively, and as of December 31, 2019, the terms of those programs were all within 24 months with weighted average interest rates of 7.7%. As of December 31, 2017, 2018 and 2019, individual investors on Juzi Licai funded an aggregate amount of RMB9,253 million, RMB3,341 million and RMB821 million (US$118 million), respectively, in our outstanding financing receivables.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2017, 2018 and 2019, respectively:

	As of or for the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:

Liabilities to institutional funding partners	897,284	1,631,371	2,962,172	425,489
Liabilities to individual investors on Juzi Licai	9,627,850	3,014,670	793,356	113,959
Total short-term funding debts	10,525,134	4,646,041	3,755,528	539,448
Long-term:
Liabilities to individual investors on Juzi Licai	157,321	81,168	—	—
Liabilities to institutional funding partners	9,308	76,719	450,595	64,724
Total long-term funding debts	166,629	157,887	450,595	64,724

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2019 and associated interest payments.

	1 – 12	13 - 24	25 - 36	37 - 48	49 – 60
	months	months	months	months	months	Total
	(RMB in thousands)

Liabilities to institutional funding partners	2,962,172	450,595	—	—	—	3,412,767
Liabilities to individual investors on Juzi Licai	793,356	—	—	—	—	793,356
Total funding debts	3,755,528	450,595	—	—	—	4,206,123
Interest payments (1)	237,135	25,972	—	—	—	263,107
Total interest payments	237,135	25,972	—	—	—	263,107
(1)	Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2019.

Convertible notes

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes have a term of seven years and bear interest at a rate of 2.0% per annum. The holder of the convertible notes has the right to require us to repurchase for cash all or any portion of the convertible notes on the fourth anniversary of the issuance date. The convertible notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date, at a conversion price of US$14 per ADS.

The amount of interest expense recognized for the year ended December 31, 2019 totaled RMB14.3 million (US$2.03 million). The carrying value of this convertible notes as of December 31, 2019 was RMB2.05 billion (US$294 million).

Accounts payable and inventories

Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales on Fenqile. As of December 31, 2017, 2018 and 2019, our accounts payable amounted to RMB198 million, RMB136 million and RMB202 million (US$29.0 million), respectively. The increase in our accounts payable from December 31, 2018 to December 31, 2019 was mainly due to the growth in the scale of operations of our online marketplace. The turnover days of our accounts payable for our online direct sales were 24.8 days in 2017, 24.6 days in 2018, and 16.8 days in 2019. The turnover days of our accounts payable for a given period are equal to the average balance of our accounts payable at the beginning and the end of the period divided by total cost of sales during the period and multiplied by the number of days during the period.

Our net inventories have decreased from RMB102 million as of December 31, 2017 to RMB57.2 million as of December 31, 2018, and have increased to RMB107 million (US$15.3 million) as of December 31, 2019. Our inventory turnover days were 14.3 days in 2017,11.7 days in 2018, and 8.1 days in 2019. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of sales during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	As of or for the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/ (used in) operating activities	1,662,325	2,794,710	(778,504)	(111,826)
Net cash (used in)/provided by investing activities	(4,987,943)	3,603,990	(783,579)	(112,554)
Net cash provided by/ (used in) financing activities	4,411,608	(5,617,941)	3,058,821	439,372
Net increase in cash and cash equivalents and restricted cash	1,082,811	761,848	1,488,492	213,808
Cash and cash equivalents and restricted cash at beginning of the period	652,475	1,735,286	2,497,134	358,691
Cash and cash equivalents and restricted cash at end of the period	1,735,286	2,497,134	3,985,626	572,499

Operating Activities

Net cash used in operating activities was RMB779 million (US$112 million) in 2019. In 2019, the difference between net cash used in operating activities and our net income of RMB2,295 million (US$330 million) mainly resulted from provision for credit losses of financing receivables of RMB709 million (US$102 million), share-based compensation expenses of RMB177 million (US$25.5 million), net change in fair value of financial guarantee derivatives of RMB212 million (US$30.5 million), net gain on guarantee liabilities of RMB196 million (US$28.2 million), provision for credit losses of contract assets and service fees receivable of RMB125 million (US$18.0 million), deferred income tax of RMB59.9 million (US$8.6 million), fair value changes of long-term investments of RMB51.3 million (US$7.4 million) and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly included an increase in contract assets and service fees receivable of RMB2,342 million (US$336 million), an increase in deposits to insurance companies and guarantee companies of RMB1,251 million (US$180 million), an increase in guarantee receivables of RMB981 million (US$141 million), an increase in other assets of RMB298 million (US$42.8 million), a decrease in funds payable to Individual Investors of RMB163 million (US$23.5 million), an increase in prepaid expenses and other current assets of RMB730 million (US$105 million), a decrease in accrued interest payable of RMB95.2 million (US$13.7 million), partially offset by an increase in guarantee liabilities of RMB1,494 million (US$215 million), an increase in accrued expenses and other current liabilities of RMB144 million (US$20.7 million) and an increase in accounts payable of RMB66.0 million (US$9.5 million). The increase in contract assets and service fees receivable and guarantee receivables was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business and loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606. The increase in guarantee liabilities and deposits to insurance companies and guarantee companies was primarily due to the increase in outstanding off-balance sheet loans funded by certain institutional funding partners for which we guarantee the principal and interest payment.

Net cash provided by operating activities was RMB2,795 million in 2018. In 2018, the difference between net cash provided by operating activities and our net income of RMB1,977 million mainly resulted from provision for credit losses of financing receivables of RMB884 million, share-based compensation expenses of RMB123 million, net change in fair value of financial guarantee derivatives of RMB197 million, net gain on guarantee liabilities of RMB108 million, deferred income tax of RMB58.2 million and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in accrued expenses and other current liabilities of RMB115 million, an increase in guarantee liabilities of RMB587 million, a decrease in financing receivables related to online direct sales of RMB219 million, partially offset by an increase in prepaid expenses and other current assets of RMB136 million, an increase in guarantee receivables of RMB534 million, an increase in contract assets and service fees receivable of RMB982 million, a decrease in accounts payable of RMB62.3 million and a decrease in accrued interest payable of RMB108 million. The increase in accrued expenses and other current liabilities was mainly attributable to the funds payable to individual investors on Juzi Licai. The decrease in accrued interest payable was in line with the decrease in funding debts. The decrease in financing receivables related to online direct sales was mainly due to a decrease in our outstanding principal balance of installment purchase loans, which was in line with the decrease in online direct sales. The increase in prepaid expenses and other current assets was mainly due to receivables from third-party online payment service providers, deposits to institutional funding partners and prepayment to inventory suppliers. The increase in contract assets and service fees receivable was mainly due to loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606.

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

Investing Activities

Net cash used in investing activities was RMB784 million (US$113 million) in 2019, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB10,632 million (US$1,527 million), placement of restricted time deposits of RMB2,487 million (US$357 million) and cash paid on long-term investments of RMB388 million (US$55.7 million), partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB11,900 million (US$1,709 million) and withdrawal of restricted time deposits of RMB864 million (US$124 million).

Net cash provided by investing activities was RMB3,604 million in 2018, which was primarily attributable to proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB17,721 million and withdrawal of restricted time deposits of RMB268 million, partially offset by financing receivables originated (excluding receivables related to online direct sales) of RMB13,606 million and placement of restricted time deposits of RMB605 million.

Net cash used in investing activities was RMB4,988 million in 2017, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB24,003 million, partially offset by proceeds provided by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB19,054 million.

Financing Activities

Net cash provided by financing activities was RMB3,059 million (US$439 million) in 2019, which was primarily attributable to proceeds from funding debts of RMB8,374 million (US$1,203 million), proceeds from borrowings of RMB2,652 million (US$381 million) and proceeds from issuance of convertible notes, net of debt discount of RMB2,096 million (US$301 million), which were partially offset by principal payments on funding debts of RMB8,947 million (US$1,285 million) and principal payments on borrowings of RMB1,113 million (US$160 million).

Net cash used in financing activities was RMB5,618 million in 2018, which was primarily attributable to principal payments on funding debts of RMB20,859 million and principal payments on borrowings of RMB567 million, which were partially offset by proceeds from funding debts of RMB14,918 million and proceeds from borrowings of RMB834 million.

Net cash provided by financing activities was RMB4,412 million in 2017, which was primarily attributable to proceeds from funding debts of RMB18,205 million and proceeds from initial public offering, net of issuance costs of RMB651 million, which were partially offset by principal payments on funding debts of RMB14,542 million.

Capital Expenditures

We incurred capital expenditures of RMB37.8 million, RMB54.2 million, and RMB49.9 million (US$7.2 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2020 are expected to be approximately RMB603 million (US$86.6 million), including RMB537 million payment for purchase of the land use right and the construction of our new headquarters located in Shenzhen, and RMB65.2 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

In February 2020, we have successfully bid for a plot of land in Shenzhen's Nanshan district to support our continued growth. The total purchase price for the acquisition of the land use right is RMB1.032 billion and we have made the first installment payment of RMB516 million. We expect to incur additional capital expenditures before March 2021 for the remaining consideration.

Holding Company Structure

LexinFintech Holdings Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our variable interest entities and their subsidiaries in China. As a result, LexinFintech Holdings Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview —Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.	Off-Balance Sheet Arrangements

We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from user and distributions to certain institutional funding partners. Prior to November 2019, we were obligated to compensate the funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment according to the terms of the loan in the event that a user makes an early repayment of the loan to the funding partners. Therefore, we effectively provide guarantees to the funding partners against the credit risk and prepayment risk. See “—A. Operating Results—Critical Accounting Policies—Guarantee derivatives.” Since November 2019, we ceased to compensate interest repayment under the original terms of the loans to institutional funding partners in the event that borrowers repay their loans early. Therefore, according to relevant financial guarantee contracts with certain institutional funding partners, the guarantee provided by us is solely for the purpose of reimbursing them in the event that the borrowers fail to satisfy their required payment obligations. See “—A. Operating Results—Critical Accounting Policies—Guarantee receivables and liabilities.” In addition, we cooperate with a third-party guarantee company to operate a risk safeguard scheme for purposes of protecting individual investors on Juzi Licai. See “Item 4. Information on the Company—B. Business Overview—Our Investors and Funding Partners —Protection of investors and funding partners.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2019:

	Payment Due by Period
		Less than			More than
	Total	1 year	1 – 2 years	2 – 3 years	3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	4,469,230	3,992,663	476,567	—	—
Convertible notes	2,390,164	44,183	42,439	42,439	2,261,103
Short-term borrowings	2,041,369	2,041,369	—	—	—
Operating lease obligations	78,436	47,559	30,040	499	338
Total	8,979,499	6,126,074	549,046	42,938	2,261,441

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	37	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	41	President and Director
Craig Yan Zeng	52	Chief Financial Officer and Director
Kris Qian Qiao	42	Chief Financing Cooperation Officer
Ryan Huanian Liu	42	Chief Risk Officer
Shirley Yunwen Yang	49	Chief Human Resources Officer
Jason Ming Zhao	45	Chief Marketing Officer
Keyi Chen	43	Director
Min Xiao	41	Director
Suining Xiao	72	Director
Xiaoguang Wu	45	Independent Director
Wei Wu	55	Independent Director
Neng Wang	47	Independent Director

Mr. Jay Wenjie Xiao is our founder and has served as our chief executive officer and director since our inception. Mr. Xiao has served as chairman of the board since December 2017. Mr. Xiao has over 10 years of experience in the online finance industry. Prior to founding our company, Mr. Xiao served as product manager in the infrastructure platform department of Tenpay, a leading online payment platform in China owned by Tencent, and was responsible for product development and operations. Mr. Xiao is also serving as an independent director of So-Young International Inc (NASDAQ: SY), a company operating in opaque medical aesthetics market in China. Mr. Xiao received his bachelor’s degree in design from Nanchang Hangkong University in 2005.

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

Mr. Craig Yan Zeng has served as our chief financial officer since November 2016, and as our director since December 2017. Mr. Craig Yan Zeng previously held various senior management positions at other companies. Prior to joining us, Mr. Craig Yan Zeng served as chief financial officer of YeePay. From 2013 to 2015, Mr. Zeng served as vice president of Hop Hing Group Holdings Limited, a company listed on the Hong Kong Stock Exchange. From 2010 to 2013, Mr. Zeng served as executive vice president of Vance Info Technologies Inc., a NYSE-listed company. Prior to 2010, Mr. Zeng served as a financial director at Microsoft (Greater China), and was chief operating officer and chief financial officer of Venustech Group Inc. Mr. Zeng received his master’s degree in business administration from the Stern School of Business at New York University in 1999 and his bachelor’s degree in chemistry from Beijing University of Chemical Technology in 1991.

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

Mr. Jason Ming Zhao has served as our chief marketing officer since Feburary 2020. Mr. Zhao joined Lexin in February 2017, and was our vice president in charge of public relations and marketing. Prior to joining Lexin, Mr. Zhao was responsible for public relations at Qihoo 360, where he was also the assistant president for 360 mobile phones. Mr. Zhao has led many notable communications campaigns in China, including initiating and implementing entertainment and sports marketing strategies for Qihoo 360. From 2010 to 2012, Mr. Zhao served as public relations lead at Youku (NYSE: YOKU), where he was responsible for brand promotion and public communications. During his time at Youku, Mr. Zhao led the strategic communications work for Youku's IPO on the NYSE and Youku's acquisition of Tudou. Mr. Zhao is also an independent director of Xianhe Environmental, a Chinese A-share listed company. Mr. Zhao holds a bachelor's degree in economics from Peking University.

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

Mr. Min Xiao has served as our director since May 2019. Mr. Xiao serves as a partner at Matrix Partners China, a leading venture capital firm in China focusing on the technology sector, after joining in 2010 and was responsible for Matrix Partners China’s investment in Lexin. Prior to joining Matrix Partners China, he worked in various senior management roles in the technology industry in China, including at Baidu. Mr. Xiao received his bachelor’s degree in law from the Hunan Academy of Governance in 2005.

Mr. Suining Xiao has served as our director since September 2019. Mr. Xiao is a partner of PAG and chairman of PAG in China. Prior to joining PAG in 2013, Mr. Xiao served as the chairman of Ping An Bank from 2010 to 2012 and was a director and president of the Shenzhen Development Bank from 2007 to 2010. Prior to joining the Shenzhen Development Bank, Mr. Xiao spent 17 years at the Bank of Communications where he held numerous senior management positions, including as the president of the Bank of Communications Shenzhen Branch. Mr. Xiao earned a college degree in business management from the Yunnan Economic Management Cadre College in 1987.

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

Mr. Wei Wu has served as our independent director since December 2017. Mr. Wu serves as chief financial officer of HyalRoute Communication Group Limited since December 2017. Mr. Wu has over 17 years of experience in the investment banking industry. Mr. Wu held several senior positions at leading investment banks. He served as managing director from 2010 to 2017 and as executive director from 2008 to 2010 at Nomura International (Hong Kong) Limited, leading the coverage of TMT sector and general industrial sectors in China. From 2007 to 2008, Mr. Wu served as senior vice president at Lehman Brothers in Hong Kong. Mr. Wu received his bachelor’s degree in economics from Peking University in 1988 and his MBA degree from Harvard Business School in 2000.

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

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB28.1 million (US$4.0 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentive Plans

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

	Ordinary
	Shares
	Underlying
	Options or
	Restricted		Exercise
	Share Units		Price
Name	Awarded		(US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*		5.15	May 25, 2018	May 25, 2028
	*		0.5	October 25, 2019	October 25, 2029
Jared Yi Wu	*		0.0001	June 30, 2016	June 30, 2026
	*		5.15	May 25, 2018	May 25, 2028
	*		0.5	October 25, 2019	October 25, 2029
Craig Yan Zeng	*		0.0001	December 31, 2016	December 31, 2026
	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25,2018	May 25,2028
	*	(1)	—	January 22,2019	—
	*	(1)	—	October 25, 2019	—
Kris Qian Qiao	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25, 2018	May 25, 2028
	*	(1)	—	January 22,2019	—
	*		0.5	October 25, 2019	October 25, 2029
Ryan Huanian Liu	*		0.0001	August 21, 2015	August 21, 2025
	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25,2018	May 25,2028
	*	(1)	—	January 22,2019	—
	*		0.5	October 25, 2019	October 25, 2029
Shirley Yunwen Yang	*	(1)	—	March 14,2019	—
	*		0.5	October 25, 2019	October 25, 2029
Jason Ming Zhao	*		0.0001	March 31, 2017	March 31, 2027
	*		0.0001	November 8, 2017	November 8, 2027
	*		5.15	May 25,2018	May 25,2028
	*	(1)	—	January 22,2019	—
	*		0.5	October 25, 2019	October 25, 2029
Keyi Chen	—		—	—	—
Min Xiao	—		—	—	—
Suining Xiao	—		—	—	—
Xiaoguang Wu	*	(1)	—	March 20, 2018	—
Wei Wu	*		0.0001	November 8, 2017	November 8, 2027
Neng Wang	*	(1)	—	March 20, 2018	—
All Directors and Executive Officers as a Group	7,228,200

*     Upon exercising of all options that are exercisable with 60 days after the date of this annual report and vesting of all restricted shares unites that are to be vested within 60 days after the date of this annual report, would beneficially own less than 1% of our total outstanding shares.

(1)	Represents restricted share units.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of our company to raise or borrow money, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang. Mr. Wei Wu is the chairman of our audit committee. We have determined that Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10 A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang. Mr. Wei Wu is the chairman of our compensation committee. We have determined Mr. Wei Wu, Mr. Xiaoguang Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Xiaoguang Wu, Mr. Wei Wu and Dr. Neng Wang. Mr. Xiaoguang Wu is the chairman of our nominating and corporate governance committee. Mr. Xiaoguang Wu, Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

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

D.	Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
		% of Total
	Number	Employees
Functions:
E-commerce and operations	177	5.5
Risk management	334	10.3
Research and development	801	24.8
Sales and marketing	1,668	51.7
General and administrative	247	7.7
Total number of employees	3,227	100.0

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 361,719,449 ordinary shares outstanding as of March 31, 2020, comprising of (i) 263,392,392 Class A ordinary shares, excluding the 4,924,310 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan, and (ii) 98,327,057 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Percentage
of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as‑converted	voting
	Shares	Shares	basis†	power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	125,000	98,327,057	27.2	78.9
Jared Yi Wu	*	—	*	—
Craig Yan Zeng	*	—	*	—
Kris Qian Qiao	*	—	*	*
Ryan Huanian Liu	*	—	*	*
Shirley Yunwen Yang	—	—	—	—
Jason Ming Zhao	*	*	*	*
Keyi Chen(2)	—	—	—	—
Min Xiao(3)	—	—	—	—
Suining Xiao(4)	—	—	—	—
Xiaoguang Wu(5)	*	—	*	*
Wei Wu(6)	*	—	*	—
Dr. Neng Wang(7)	*	—	*	*
All Directors and Executive Officers as a Group	3,214,466	98,327,057	27.9	79.0
Principal Shareholders:
Installment Payment Investment Inc.(8)	—	98,327,057	27.2	78.9
K2 Partners entities(9)	43,135,242	—	11.9	3.5

*     Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.

**   Except for Keyi Chen, Min Xiao, Suining Xiao, Xiaoguang Wu, Wei Wu and Dr. Neng Wang, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

†     For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of March 31, 2020 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2020. The total number of ordinary shares outstanding as of March 31, 2020 is 361,719,449.

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

(1)	Represents 98,327,057 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, as of March 31, 2020, and 125,000 Class A ordinary shares issuable upon exercise of options within 60 days after March 31, 2020. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.
(2)	The business address of Mr. Keyi Chen is Suite 2706, Taikang Financial Tower, No. 38 East Third Ring North Road, Chaoyang District, Beijing 100026, the People’s Republic of China.
(3)	The business address of Mr. Min Xiao is Suite 2601, Taikang Financial Tower, No. 38 East Third Ring North Road, Chaoyang District, Beijing 100026, the People’s Republic of China.
(4)	The business address of Mr. Suining Xiao is Unit 2604, Hantang Building, Oversea Chinese Town, Nanshan District, Shenzhen 518053, the People’s Republic of China.
(5)	The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air On The Peak, South Island, Pokfulam, Hong Kong.

(6)	The business address of Mr. Wei Wu is Room 2102, 21/ F, World-Wide House, Central, Hong Kong.
(7)	The business address of Dr. Neng Wang is 3022 Broadway, Uris Hall 812, New York, NY 10027, USA.
(8)	Represents 98,327,057 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.
(9)	Represents 43,135,242 Class A ordinary shares held by KPartners Limited and other K2 entities, including 32,468,844 Class A ordinary shares held by K2 Partners II Limited, as reported on Schedule 13D/A filed by KPartners Limited and K2 Partners II Limited, among others, on May 6, 2019. The registered office address of KPartners Limited is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office address of K2 Partners II Limited is Room C, 20/F., Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of March 31, 2020, 361,719,449 of our ordinary shares were issued and outstanding. To our knowledge, a total of 211,913,544 Class A ordinary shares, representing approximately 58.6% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

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

Transactions with Individual Directors and Officers

Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors by the Company. As of December 31, 2017, 2018 and 2019, we had RMB67.5 million, RMB14.6 million and RMB40.8 million (US$5.9 million) due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm’s-length transactions with third-party individual investors.

Transactions with JD.com

In 2015, we entered into a strategic cooperation agreement with JD.com and a series of related agreements pursuant to which we source our products sold on our e-commerce channel and receive fulfillment and storage service from JD.com. In 2017, 2018 and 2019, we purchased goods and received services from JD.com in a total amount of RMB545 million, RMB607 million, and RMB828 million (US$119 million), respectively. As of December 31, 2019, we did not have any amount due to JD.com.

Shareholders Agreement

We entered into our amended and restated shareholders agreement on October 21, 2017 with our then-existing shareholders. The shareholders agreement provides for certain preferential rights, including board representation rights, right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights terminated upon the completion of our initial public offering.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

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

Shenzhen Fenqile has been named as a third-party in a complaint filed in the Second Intermediate People's Court of Beijing in December 2019 by Beijing Zhongtai Yingchuang Enterprise Management Co., Ltd. (the “Plaintiff”) against Yinglianshi Animation Culture Development (Beijing) Co., Ltd. (the “Defendant”). The complaint asserted that, among others, an RMB120 million transaction we entered into with the Defendant to acquire its debt interest in Public Mutual Insurance Corporation should be nullified and we should pay the RMB120 million purchase price to the Plaintiff. The case is currently pending in the court.

We believe that the Plaintiff’s factual allegations are flawed, its legal theories are unsound and the claim is without merit and we intend to defend the action vigorously. For risks and uncertainties relating to the pending case, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been and may be subject to intellectual property infringement claims or other legal proceedings and claims in the ordinary course of which may be expensive to defend and may disrupt our business and operations”.

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

Item 9.The Offer and Listing

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

Item 10.Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including a share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Our sixth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and, if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of our initial public offering, our company’s register of members were immediately updated to record and give effect to the issue of Class A ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

However, if the PRC tax authorities determine that LexinFintech Holdings Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between Mainland of China and Hong Kong Special Administrative Region, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of LexinFintech Holdings Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that LexinFintech Holdings Ltd. is treated as a PRC resident enterprise.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Individuals and other non-corporate recipients of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation will generally be considered to be a qualified foreign corporation (i) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (ii) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. Our ADSs are readily tradable on the Nasdaq Global Market, which is an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.lexin.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

Item 12.Description of Securities Other Than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent two Class A ordinary shares (or a right to receive two Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s principal executive office is located at 240 Greenwich Street, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we received approximately US$0.8 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

As a result of our initial public offering, we raised an aggregate proceeds of approximately US$108.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. As of December 31, 2019, all net proceeds from our initial public offering have been applied.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13 a-1 5 (e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13 a-1 5 (b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Wei Wu, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(c) (2) and Rule 10 A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in October 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.lexin.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2018		2019
Audit fees(1)	US$	2,268,926	US$	2,528,082
Audit-related fees(2)	US$	407,243	US$	—
Tax fees(3)	US$	135,263	US$	135,741
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for permissible services to review and comment on the design of internal control over financial reporting rendered by our principal auditors.
(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit related services, tax services and other services as described above.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. See “Item 3. Key Information— D. Risk Factors— Risks Related to the American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Item 3. Key Information— D. Risk Factors— Risks Related to Our ADSs— We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of LexinFintech Holdings Ltd., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19.Exhibits

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

2.5*	Description of American Depositary Shares of the Registrant
4.1

The 2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

4.3

Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.4

Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.5

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Fenqile Network Technology Co., Ltd. dated November 4, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.6*

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020

Exhibit Number	Description of Document
4.7*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020

4.8*	English translation of the Power of Attorney Agreement between Beijing Shitony Technology Co., Ltd. and the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020
4.9

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.10

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.11*

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020

4.12*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020

4.13*	English translation of the Power of Attorney Agreement between Beijing Shitony Technology Co., Ltd. and the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020
4.14*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020
4.15

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.18

English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.19

English translation of Loan Agreements among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated May 10, 2017 and June 1, 2018 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.20

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.21

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.22

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017, and its Supplementary Agreement dated April 13, 2017 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.23

English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

Exhibit Number	Description of Document
4.24

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated April 13, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.25

English translation of Exclusive Business Cooperation Agreement between Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.26*

English translation of Exclusive Option Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020

4.27*

English translation of Equity Pledge Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020

4.28*

English translation of Power of Attorney Agreement between Shenzhen Lexin Software Technology Co., Ltd. and the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated January 25, 2019 and April 15, 2020

4.29*	English translation of Loan Agreement among Shenzhen Lexin Software Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020
4.30

English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trading Co., Ltd. and Guangzhou Jingdong Trading Co., Ltd. dated May 1, 2017 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.31*	Convertible Note Purchase Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 11, 2019
4.32*	Registration Rights Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 16, 2019
4.33*	English translation of Headquarter Project Development Supervision Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and Shenzhen Nanshan People's Government dated February 25, 2020
4.34*

English summary of Nanshan Land Usage Rights Purchase Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and the Planning and Natural Resources Administration of Shenzhen dated February 26, 2020

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities
11.1

Code of Business Conduct and Ethics(incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333221509) filed with the Securities and Exchange Commission on November 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Shihui Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive (loss)/income, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for long-term equity investments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for loan facilitation and matching services and post-origination services

As described in Note 2(n) to the consolidated financial statements, revenues from loan facilitation and matching services and post-origination services were RMB4,592 million and RMB736 million, respectively, for the year ended December 31, 2019. The Company has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans.

The principal considerations for our determination that performing procedures relating to revenue recognition for loan facilitation and matching services and post-origination services is a critical audit matter are there was significant judgment by management in the allocation of transaction prices. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee, and the relative standalone selling prices of the loan facilitation and matching services and post-origination services. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee and the relative standalone selling prices. These procedures also included, among others, testing management’s process for developing the fair value of the financial guarantee; including testing the appropriateness and mathematical accuracy of the fair value calculation; testing the completeness, accuracy, and relevance of data used in the calculation; and evaluating the reasonableness of significant assumptions used by management including the expected loss rates at loan inception and the expected margins on cost of guarantee services. These procedures also included testing management’s process for developing the estimated standalone selling prices, and evaluating the reasonableness of significant assumptions used by management including the estimated cost of providing the services and the estimated margins. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s model and certain significant assumptions to determine the fair value of the financial guarantee at loan inception.

Allowance for credit losses

As described in Notes 2(g), 3 and 4 to the consolidated financial statements, the Company has financial assets that are subject to credit losses. As of December 31, 2019, allowance for credit losses related to financing receivables, contract assets and service fees receivable, and guarantee receivables were RMB374 million, RMB98 million and RMB51 million, respectively. Management assessed the credit losses of these financial assets using a pooled basis within respective credit risk classification levels of the underlying customers, mainly based on delinquency levels and, where applicable, historical charge-offs of respective loans.

The principal considerations for our determination that performing procedures relating to allowance for credit losses is a critical audit matter are there was significant judgment by management in the determination of the expected loss rates for these financial assets. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of allowance for credit losses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of allowance for credit losses of financial assets. These procedures also included, among others, testing management’s process for estimating the allowance for credit losses, including evaluating the appropriateness of the models and methodology, testing the completeness and accuracy of data used in the models, including historical data and current data at the measurement date of the respective financial assets in estimating the expected loss rates at the date of the consolidated financial statements, and evaluating the reasonableness of significant assumptions used by management.

Provision for guarantee liabilities provided for off-balance sheet loans

As described in Note 2(l) to the consolidated financial statements, guarantee liabilities provided for off-balance sheet loans were RMB1,726 million as of December 31, 2019. Management estimated the fair value of the guarantee liabilities at the inception of the off-balance sheet loans, then amortized the guarantee liabilities over the terms of the underlying loans and, as of the date of the consolidated financial statements, measured the remaining guarantee liabilities as the greater of the unamortized balance or an amount determined based on accounting principles for contingencies.

The principal considerations for our determination that performing procedures relating to the provision for guarantee liabilities provided for off-balance sheet loans is a critical audit matter are there was significant judgment by management in the determination of the amount of guarantee liabilities as of the date of the consolidated financial statements. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the amount of the guarantee liabilities, including estimates of the expected loss rates as of the date of the consolidated financial statements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the provision for guarantee liabilities. These procedures also included, among others, testing the mathematical accuracy of the amortization of the guarantee liabilities, and testing management’s process for estimating the provision for guarantee liabilities, including evaluating the appropriateness of the models and methodology, testing the completeness and accuracy of data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements, and evaluating the reasonableness of significant assumptions used by management.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2020

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2 (e)
ASSETS
Current assets
Cash and cash equivalents	1,148,292	2,085,234	299,525
Restricted cash	1,266,536	1,813,855	260,544
Restricted time deposits	344,212	1,962,293	281,866
Short-term financing receivables, net	5,140,634	3,752,690	539,040
Accrued interest receivable	82,943	54,284	7,797
Prepaid expenses and other current assets	923,827	1,324,924	190,314
Deposits to insurance companies and guarantee companies	—	1,251,003	179,695
Guarantee receivables, net	395,025	1,183,278	169,967
Contract assets and service fees receivable, net	946,293	2,971,976	426,898
Inventories, net	57,196	106,781	15,338
Total current assets	10,304,958	16,506,318	2,370,984
Non-current assets
Restricted cash	82,306	86,537	12,430
Restricted time deposits	—	4,350	625
Long-term financing receivables, net	1,283,036	658,798	94,630
Guarantee receivables, net	116,208	281,699	40,464
Contract assets and service fees receivable, net	291,784	482,875	69,361
Property, equipment and software, net	82,420	92,553	13,294
Long-term investments	186,073	511,605	73,487
Deferred tax assets	94,598	157,138	22,571
Other assets	29,192	454,421	65,273
Total non-current assets	2,165,617	2,729,976	392,135
TOTAL ASSETS	12,470,575	19,236,294	2,763,119
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB135,848 and RMB199,535 as of December 31, 2018 and 2019, respectively)	135,848	201,837	28,992
Amounts due to related parties (including amounts of the consolidated VIEs of RMB14,569 and RMB40,804 as of December 31, 2018 and 2019, respectively)	14,569	40,804	5,861
Short-term borrowings (including amounts of the consolidated VIEs of RMB438,010 and RMB1,923,691 as of December 31, 2018 and 2019, respectively)	438,010	1,977,691	284,078
Short-term Funding Debts (including amounts of the consolidated VIEs of RMB4,646,041 and RMB3,755,528 as of December 31, 2018 and 2019, respectively)	4,646,041	3,755,528	539,448
Accrued interest payable (including amounts of the consolidated VIEs of RMB182,280 and RMB74,866 as of December 31, 2018 and 2019, respectively)	182,280	87,003	12,497
Guarantee liabilities (including amounts of the consolidated VIEs of RMB456,276 and RMB1,726,368 as of December 31, 2018 and 2019, respectively)	456,276	1,726,368	247,977
Funds payable to Individual Investors (including amounts of the consolidated VIEs of RMB782,109 and RMB618,749 as of December 31, 2018 and 2019, respectively)	782,109	618,749	88,878
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB1,227,933 and RMB1,134,178 as of December 31, 2018 and 2019, respectively)	1,363,580	1,394,639	200,324
Total current liabilities	8,018,713	9,802,619	1,408,055
Non-current liabilities
Long-term Funding Debts (including amounts of the consolidated VIEs of RMB157,887 and RMB450,595 as of December 31, 2018 and 2019, respectively)	157,887	450,595	64,724
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB187,183 and RMB309,646 as of December 31, 2018 and 2019, respectively)	187,183	309,646	44,478
Convertible notes	—	2,046,051	293,897
Other long-term liabilities (including amounts of the consolidated VIEs of nil and RMB21,079 as of December 31, 2018 and 2019, respectively)	—	27,844	4,000
Total non-current liabilities	345,070	2,834,136	407,099
TOTAL LIABILITIES	8,363,783	12,636,755	1,815,154
Commitments and contingencies (Note 21)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			Note 2 (e)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 253,693,940 shares issued,243,090,108 shares outstanding as of December 31, 2018; 1,889,352,801 shares authorized, 263,614,582 shares issued, 258,690,272 shares outstanding as of December 31, 2019)	160	170	24
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 108,147,199 shares issued and outstanding as of December 31, 2018; 110,647,199 shares authorized, 100,727,057 shares issued and outstanding as of December 31, 2019)	66	61	9
Additional paid-in capital	2,328,716	2,519,886	361,959
Statutory reserves	200,262	352,313	50,607
Accumulated other comprehensive loss	(14,308)	(7,288)	(1,047)
Retained earnings	1,591,896	3,734,397	536,413
TOTAL SHAREHOLDERS’ EQUITY	4,106,792	6,599,539	947,965
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,470,575	19,236,294	2,763,119

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2 (e)
Operating revenue:
Online direct sales	2,534,983	2,396,680	3,623,991	520,554
Services and others	31,950	203,914	204,850	29,425
Online direct sales and services income	2,566,933	2,600,594	3,828,841	549,979
Interest and financial services income	2,443,761	2,742,643	1,134,779	163,001
Loan facilitation and servicing fees	378,892	2,075,817	5,627,842	808,389
Other revenues	192,603	177,842	12,045	1,730
Financial services income	3,015,256	4,996,302	6,774,666	973,120
Total operating revenue	5,582,189	7,596,896	10,603,507	1,523,099
Operating cost:
Cost of sales (including cost of goods purchased from a related party of RMB530,605, RMB614,766 and RMB827,809 for the years ended December 31, 2017, 2018 and 2019, respectively)	(2,634,142)	(2,440,613)	(3,624,301)	(520,598)
Funding cost	(792,170)	(898,028)	(508,829)	(73,089)
Processing and servicing cost	(223,916)	(324,005)	(642,126)	(92,236)
Provision for credit losses of financing receivables	(611,869)	(884,056)	(708,684)	(101,796)
Provision for credit losses of contract assets and service fees receivable	—	(38,254)	(125,471)	(18,023)
Total operating cost	(4,262,097)	(4,584,956)	(5,609,411)	(805,742)
Gross profit	1,320,092	3,011,940	4,994,096	717,357
Operating expenses:
Sales and marketing expenses	(405,505)	(589,983)	(1,538,698)	(221,020)
Research and development expenses	(235,292)	(320,165)	(415,995)	(59,754)
General and administrative expenses	(203,635)	(279,859)	(412,117)	(59,197)
Total operating expenses	(844,432)	(1,190,007)	(2,366,810)	(339,971)
Gain on guarantee liabilities, net	—	108,316	196,063	28,163
Interest expense, net	(75,517)	(23,059)	(39,215)	(5,633)
Investment-related impairment	(932)	(15,215)	—	—
Investment income	—	18,753	52,211	7,500
Change in fair value of financial guarantee derivatives, net	47,355	197,027	(212,256)	(30,489)
Others, net	28,013	1,773	82,422	11,839
Income before income tax expense	474,579	2,109,528	2,706,511	388,766
Income tax expense	(234,227)	(132,222)	(411,959)	(59,174)
Net income	240,352	1,977,306	2,294,552	329,592
Pre-IPO Preferred Shares redemption value accretion	(82,117)	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	(132,241)	—	—	—
Net income attributable to ordinary shareholders	25,994	1,977,306	2,294,552	329,592

Net income per ordinary share
Basic	0.23	5.85	6.45	0.93
Diluted	0.18	5.45	6.14	0.88

Net income per ADS
Basic	0.46	11.70	12.90	1.85
Diluted	0.37	10.90	12.29	1.76

Weighted average number of ordinary shares outstanding
Basic	113,620,774	337,883,964	355,625,970	355,625,970
Diluted	140,852,401	362,762,561	375,831,131	375,831,131

Share-based compensation expenses included in:
Processing and servicing cost	5,916	8,111	10,472	1,504
Sales and marketing expenses	6,611	18,223	28,611	4,110
Research and development expenses	17,089	33,169	42,977	6,173
General and administrative expenses	46,120	63,133	95,202	13,675

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2 (e)
Net income	240,352	1,977,306	2,294,552	329,592
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(31,893)	643	7,020	1,008
Total comprehensive income	208,459	1,977,949	2,301,572	330,600

Net income	240,352	1,977,306	2,294,552	329,592
Pre-IPO Preferred Shares redemption value accretion	(82,117)	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	(132,241)	—	—	—
Net income attributable to ordinary shareholders	25,994	1,977,306	2,294,552	329,592
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(31,893)	643	7,020	1,008
Total comprehensive (loss)/income attributable to ordinary shareholders	(5,899)	1,977,949	2,301,572	330,600

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(In thousands, except for share and per share data)

									Accumulated	(Accumulated
							Additional		Other	Deficit)/	Total
	Pre-IPO Class A		Class A Ordinary		Class B Ordinary		Paid-in	Statutory	Comprehensive	Retained	Shareholders’
	Ordinary Shares		Shares		Shares		Capital	Reserves	Income/(Loss)	Earnings	(Deficit)/Equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances as at December 31, 2016	110,647,199	68	—	—	—	—	—	2,003	16,942	(630,664)	(611,651)
Share issuance upon the initial public offering, net of issuance costs	—	—	24,000,000	16	—	—	612,835	—	—	—	612,851
Share issuance upon the conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	—	—	193,070,940	126	—	—	1,498,122	—	—	—	1,498,248
Share issuance upon the redesignation of Pre-IPO Class A Ordinary Shares into Class B Ordinary Shares	(110,647,199)	(68)	—	—	110,647,199	68	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	240,352	240,352
Share-based compensation expenses	—	—	—	—	—	—	75,736	—	—	—	75,736
Preferred shares redemption value accretion	—	—	—	—	—	—	(75,736)	—	—	(6,381)	(82,117)
Appropriation to statutory reserves	—	—	—	—	—	—	—	53,858	—	(53,858)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	(31,893)	—	(31,893)
Balances as at December 31, 2017	—	—	217,070,940	142	110,647,199	68	2,110,957	55,861	(14,951)	(450,551)	1,701,526
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	209,542	209,542
Share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	—	—	3,600,000	2	—	—	95,123	—	—	—	95,125
Net income	—	—	—	—	—	—	—	—	—	1,977,306	1,977,306
Exercise and vesting of share-based awards	—	—	19,919,168	14	—	—	—	—	—	—	14
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	—	—	2,500,000	2	(2,500,000)	(2)	—	—	—	—	—
Share-based compensation expenses	—	—	—	—	—	—	122,636	—	—	—	122,636
Appropriation to statutory reserves	—	—	—	—	—	—	—	144,401	—	(144,401)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	643	—	643
Balances as at December 31, 2018	—	—	243,090,108	160	108,147,199	66	2,328,716	200,262	(14,308)	1,591,896	4,106,792
Net income	—	—	—	—	—	—	—	—	—	2,294,552	2,294,552
Exercise and vesting of share-based awards	—	—	8,180,022	5	—	—	13,908	—	—	—	13,913
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	—	—	7,420,142	5	(7,420,142)	(5)	—	—	—	—	—
Share-based compensation expenses	—	—	—	—	—	—	177,262	—	—	—	177,262
Appropriation to statutory reserves	—	—	—	—	—	—	—	152,051	—	(152,051)	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	—	—	7,020	—	7,020
Balances as at December 31, 2019	—	—	258,690,272	170	100,727,057	61	2,519,886	352,313	(7,288)	3,734,397	6,599,539

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2 (e)
Cash flows from operating activities:
Net income	240,352	1,977,306	2,294,552	329,592
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Accrued convertible loans interest expense	67,270	—	—	—
Amortization of debt discount and issuance costs	4,597	2,332	2,039	292
Change in fair value of servicing rights	12,741	—	—	—
Share-based compensation expenses	75,736	122,636	177,262	25,462
Amortization of the right-of-use assets	—	—	47,895	6,880
Depreciation and amortization	18,859	30,398	39,945	5,738
Provision for credit losses of financing receivables	611,869	884,056	708,684	101,796
Provision for credit losses of contract assets and service fees receivable	—	38,254	125,471	18,023
Change in inventory provision	1,764	(3,334)	(1,007)	(145)
Net change in fair value of financial guarantee derivatives	(47,355)	(197,027)	212,256	30,489
Net gain on guarantee liabilities	—	(108,316)	(196,063)	(28,163)
Deferred income tax	3,564	58,176	59,923	8,607
Investment-related impairment	932	15,215	—	—
Gain on disposal of long-term investments	—	—	(6,128)	(880)
Fair value changes of long-term investments	—	(18,753)	(51,263)	(7,364)
Share of results of an equity investee	2,028	—	5,180	744
Foreign exchange (gain)/ loss	(2,090)	4,876	(23,367)	(3,356)
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	231,840	219,450	36,076	5,182
Accrued interest receivable	(56,474)	46,679	28,659	4,117
Prepaid expenses and other current assets	(173,026)	(136,276)	(730,038)	(104,865)
Deposits to insurance companies and guarantee companies	—	—	(1,251,003)	(179,695)
Amounts due from related parties	1,726	9,447	—	—
Guarantee receivables	—	(534,112)	(981,449)	(140,976)
Contract assets and service fees receivable	—	(981,958)	(2,342,245)	(336,442)
Inventories	4,287	47,791	(48,578)	(6,978)
Other assets	(33,263)	4,071	(297,900)	(42,791)
Accounts payable	125,474	(62,329)	65,989	9,479
Amounts due to related parties	(92,597)	—	1,354	194
Accrued interest payable	156,453	(108,166)	(95,192)	(13,673)
Guarantee liabilities	—	587,471	1,493,860	214,580
Funds payable to Individual Investors	—	782,109	(163,360)	(23,465)
Accrued expenses and other current liabilities	507,638	114,714	144,338	20,732
Other long-term liabilities	—	—	(34,394)	(4,940)
Net cash provided by/(used in) operating activities	1,662,325	2,794,710	(778,504)	(111,826)
Cash flows from investing activities:
Cash paid on long-term investments	(2,832)	(120,000)	(387,705)	(55,690)
Proceeds from disposal of long-term investments	—	—	9,000	1,293
Purchases of property, equipment and software	(37,844)	(54,226)	(49,865)	(7,163)
Financing receivables originated (excluding receivables related to online direct sales)	(24,002,518)	(13,606,064)	(10,632,362)	(1,527,243)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	19,053,601	17,721,142	11,899,784	1,709,297
Placement of restricted time deposits	(10,850)	(604,736)	(2,486,643)	(357,184)
Withdrawal of restricted time deposits	12,500	267,874	864,212	124,136
Net cash (used in)/ provided by investing activities	(4,987,943)	3,603,990	(783,579)	(112,554)
Cash flows from financing activities:
Proceeds from borrowings	232,000	834,000	2,652,191	380,963
Principal payments on borrowings	(132,969)	(566,819)	(1,112,510)	(159,802)
Proceeds from Funding Debts	18,204,825	14,918,165	8,373,790	1,202,820
Principal payments on Funding Debts	(14,541,577)	(20,858,941)	(8,946,714)	(1,285,115)
Proceeds from issuance of convertible notes, net of debt discount	—	—	2,096,408	301,130
Payment of debt issuance costs	(1,696)	(636)	(24,048)	(3,454)
Proceeds from initial public offering, net of issuance costs	651,250	—	—	—
Proceeds from share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	—	95,125	—	—
Exercise of share-based awards	—	14	10,968	1,575
Payment of initial public offering expenses	—	(38,399)	—	—
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	49,775	170,790	348,264	50,025
Repayment of liabilities to Pre-IPO Series C-1 preferred shareholders	(50,000)	(171,240)	(339,528)	(48,770)
Net cash provided by/(used in) financing activities	4,411,608	(5,617,941)	3,058,821	439,372
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3,179)	(18,911)	(8,246)	(1,184)
Net increase in cash and cash equivalents and restricted cash	1,082,811	761,848	1,488,492	213,808
Cash and cash equivalents and restricted cash at beginning of the year	652,475	1,735,286	2,497,134	358,691
Including:
Cash and cash equivalents at beginning of the year	479,605	1,126,475	1,148,292	164,942
Restricted cash at beginning of the year	172,870	608,811	1,348,842	193,749
Cash and cash equivalents and restricted cash at end of the year	1,735,286	2,497,134	3,985,626	572,499
Including:
Cash and cash equivalents at end of the year	1,126,475	1,148,292	2,085,234	299,525
Restricted cash at end of the year	608,811	1,348,842	1,900,392	272,974
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings	4,580	25,468	32,252	4,633
Cash paid for income tax expense	57,924	185,015	222,411	31,947
Non-cash investing and financing activities
Pre-IPO Preferred Shares redemption value accretion	82,117	—	—	—
Conversion of convertible loans into Pre-IPO Preferred Shares	764,703	—	—	—
Conversion and redesignation of Pre-IPO Preferred Shares into Class A Ordinary Shares	1,498,248	—	—	—
Long-term investments financed by accrued expenses and other current liabilities	—	36,414	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LexinFintech Holdings Ltd. (“Lexin” or the “Company”), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group offers online direct sales with installment payment terms and offers installment purchase loans and personal installment loans mainly through its online consumption and consumer finance platform (“Platform”), www.fenqile.com, and its mobile application (“APP”) to educated young professionals typically between the ages of 18 and 36 (“Borrowers”) in the People’s Republic of China (“PRC”).

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

The Group primarily finances the loans to Borrowers with proceeds from third-party commercial banks, consumer finance companies and other licensed financial institutions (collectively "Institutional Funding Partners"). The Group also finances the loans through its own online investment platform, www.juzilicai.com and its APP, or Juzi Licai, by offering various investment programs (“Investment Programs”), which are backed by the loans, to the individual investors (“Individual Investors”), the establishment of consolidated trusts (“Trusts”) and issuance of asset-backed securitized debts.

As of December 31, 2019, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows:

	Date of	Place of	Percentage of
	Incorporation/	Incorporation/	Direct or Indirect
	Establishment	Establishment	Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Qianhai Juzi Information Technology Co., Ltd. (“Qianhai Juzi”)	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji'an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. ("Shenzhen Fenqile Trading")	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Shenzhen Dingsheng Technology”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services

History of the Group and Basis of Presentation

The Group commenced operations through Shenzhen Fenqile in August 2013. Beijing Lejiaxin was incorporated in October 2013 and established its wholly owned subsidiary Qianhai Juzi in June 2014 in order to launch the Group’s online investment platform Juzi Licai, which offers Investment Programs to the Individual Investors.

In November 2013, the Company was incorporated under the Laws of the Cayman Islands to be an offshore holding company for the Group.

To comply with PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Company obtained control over Shenzhen Fenqile and Beijing Lejiaxin through Beijing Shijitong by entering into a series of contractual arrangements with Shenzhen Fenqile, Beijing Lejiaxin and their nominee shareholders in July 2014. As a result, Shenzhen Fenqile and Beijing Lejiaxin became the consolidated VIEs of the Group through the contractual arrangements. The nominee shareholders are defined as legal owners of an entity; however, the rights of the shareholders have been transferred to the Company through contractual arrangements.

The Company obtained control over Shenzhen Xinjie and Qianhai Dingsheng through Beijing Shijitong in December 2015 and January 2016 respectively by entering into a series of contractual arrangements with Shenzhen Xinjie, Qianhai Dingsheng and their nominee shareholders. As a result, Shenzhen Xinjie and Qianhai Dingsheng became the consolidated VIEs of the Group through the contractual arrangements. Shenzhen Fenqile then became one of the subsidiaries of Shenzhen Xinjie.

In August 2018, Mengtian Technology, which previously was a subsidiary of one of the Company’s VIEs, became a consolidated VIE by entering into a series of contractual arrangements with its nominee shareholders and Shenzhen Lexin Software.

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

Reclassification of prior-year presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. A reclassification has been made to the Consolidated Balance Sheet as of December 31, 2018 to identify "Funds payable to Individual Investors" totaling RMB782.1 million, previously reported in "Accrued expenses and other current liabilities".

As discussed in Note 2(l) below, "Guarantee receivables, net" and "Guarantee liabilities" represent relevant receivables and liabilities for the guarantees provided to off- balance sheet loan, which are in scope of ASC 460, Guarantees. In the comparative periods, only the risk safeguard scheme provided for the off-balance sheet loans funded by Individual Investors on Juzi Licai was in scope of ASC 460. Therefore, relevant guarantee receivables, consisting of short-term guarantee receivables of RMB395.0 million and long-term guarantee receivables of RMB116.2 million, previously reported as "Risk safeguard fund receivable, net", and guarantee liabilities of RMB456.3 million previously reported as "Risk safeguard fund payable" as of December 31, 2018 have been reported as "Guarantee receivables, net" and "Guarantee liabilities", respectively.

Above changes in classification and presentation do not affect previously reported financial position, results of operations, and cash flows for the year ended December 31, 2018.

Out-of-period adjustment

For the year ended December 31, 2019, the Group recorded an out-of-period adjustment of RMB66.1 million to reduce financial services income, and corresponding RMB63.6 million of financing receivables and RMB2.5 million of contract assets and service fees receivable in the first quarter of 2019, to correct the cumulative effect of errors in recording discounts and interests waived in the periods prior to December 31, 2018. The Group has evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the Group’s financial position or results of operations for any prior periods or for the year ended December 31, 2019.

(b)   Basis of consolidationThe consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the primary beneficiary.

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

VIE Companies (excluding the consolidated Trusts and asset-backed securitized debts as discussed in Note 2 (f))

(i)           Contractual agreements with VIEs

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

(ii)          Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries and can have assets transferred out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB4,995.8 million as of December 31, 2019. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through its VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

In March 2019, the Foreign Investment Law was approved by the National People’s Congress on March 15, 2019, effective on January 1, 2020. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, effective on January 1, 2020, and further clarified and elaborated the relevant provisions of the Foreign Investment Law. Given that the Foreign Investment Law and its implementation regulations are relatively new, substantial uncertainties exist with respect to its implementation and interpretation and the possibility that the VIEs will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded.

The Company’s ability to control the VIEs also depends on the power of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes this power of attorney is legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

Summary of Financial Information of the Group’s VIEs

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the VIEs (including the consolidated Trusts and asset-backed securitized debts) and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated:

	As of December 31,
	2018	2019
	(RMB in thousands)
Total assets	12,113,439	16,592,936
Total liabilities	10,261,397	12,659,845

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Revenue from third parties	5,582,189	7,596,896	10,603,507
Revenue from the Company and its subsidiaries	—	—	5,210
Total operating revenue	5,582,189	7,596,896	10,608,717
Net (loss)/income	(7,905)	1,088,805	1,691,019

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Net cash provided by/(used in) by operating activities	1,652,267	2,158,663	(1,299,951)
Net cash (used in)/provided by investing activities	(4,971,765)	3,783,432	763,395
Net cash provided by/(used in) financing activities	3,851,583	(4,540,746)	872,227
Net increase in cash and cash equivalents and restricted cash	532,085	1,401,349	335,671
Cash and cash equivalents and restricted cash at beginning of the year	528,700	1,060,785	2,462,134
Cash and cash equivalents and restricted cash at end of the year	1,060,785	2,462,134	2,797,805

(c)   Use of estimates

The preparation of the Group’s consolidated financial statements is in conformity with the U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statement and reported revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to (i) revenue recognition; (ii) allowance for credit losses of financing receivables, contract assets, service fees receivable and guarantee receivables; (iii) fair value determination of guarantee liabilities at loan inceptions; and (iv) initial recognition and subsequent measurement of guarantee derivatives at fair value. Actual results could materially differ from these estimates.

(d)   Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is United States dollars (“US$”) and the functional currencies of the PRC entities in the Group are RMB.

In the consolidated financial statements, the financial information of the Company and its subsidiaries incorporated in Hong Kong have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments, and are shown as a component of accumulated other comprehensive income/(loss) on the Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity and a component of other comprehensive (loss)/income on the Consolidated Statements of Comprehensive (Loss)/Income.

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

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive (Loss)/Income for the years ended December 31, 2017, 2018 and 2019 were loss of RMB31.9 million, gain of RMB0.6 million, and gain of RMB7.0 million, respectively. Foreign currency exchange gain or loss recorded was immaterial for each of the periods presented.

(e)   Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive (Loss)/Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

(f)   Presentation for on- and off-balance sheet loans

The Group finances the loans with the proceeds from various funding partners, which primarily include: (1) the Institutional Funding Partners; (2) the Individual Investors on Juzi Licai; (3) third-party investors of the consolidated Trusts and asset-backed securitized debts. Depending on the arrangements among the Group, the Borrowers and the funding partners, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans”, where applicable.

On-balance sheet loans

(a)   Loans funded by the Individual Investors on Juzi Licai under the Old Model (as defined hereinafter)or certain Institutional Funding Partners

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

The Group noted that the terms of the underlying loan agreements between the Individual Investors or Institutional Funding Partners and the Borrowers (“Underlying Loan Agreements”) do not necessarily match the terms of the Investment Programs or Agreements. The mismatch is mainly due to the fact that some Individual Investors or Institutional Funding Partners may invest in the programs that have shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the Individual Investors choose or the Investment Agreements the Institutional Funding Partners entered into with the Group, the investing periods could be as short as one week and as long as twenty-fourth months. Pursuant to the Investment Programs or Agreements, the Individual Investors or Institutional Funding Partners agree on a rate of return with the Group which is normally lower than the coupon interest rate stipulated in the Underlying Loan Agreement, given the shorter periods of those Investment Programs or Agreements. The Group considers the terms of the Investment Programs or Agreements, which drive the return of the investments, and concludes the Group has liabilities to the Individual Investors or Institutional Funding Partners when the funds from the Investment Programs or Agreements are received. Accordingly, the Group is considered as the primary obligor to the Individual Investors or Institutional Funding Partners in the lending relationship and therefore records the liabilities to the Individual Investors or Institutional Funding Partners as “Funding Debts” (Note 2(j)) on its Consolidated Balance Sheets. The underlying loans are recorded as “Financing receivables, net” on the Consolidated Balance Sheets.

(b)   Loans funded by establishment of the consolidated Trusts and issuance of asset-backed securitized debts

The Group establishes business relationships with Trusts from time to time. Pursuant to applicable arrangements, the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or the third-party investors for the purposes of providing returns to the beneficiary of the Trusts. Since these Trusts only invest in financing receivables generated from the Group’s Platform and APP, the Group has power to direct the activities of the Trusts. The Group has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under Accounting Standards Codification (“ASC”) 810, Consolidation.

The Group also issues private asset-backed securities (“ABS”) to diversify its funding sources. The Group is considered the primary beneficiary of these ABS plans as it has power to direct the activities that most significantly impact economic performance of the ABS plans, and consolidated the ABS plans in the consolidated financial statements under ASC 810, Consolidation.

Therefore, loans funded by the consolidated Trusts and asset-backed securitized debts remain at the Group and are recorded as “Financing receivables, net” on the Consolidated Balance Sheets. The proceeds received from third-party investors of the consolidated Trusts and asset-backed securitized debts are recorded as “Funding Debts” (Note 2(j)). Cash received via consolidated Trusts that has not yet been distributed is recorded as “Restricted cash”.

Off-balance sheet loans

(a)   Loans funded by certain Institutional Funding Partners such as third-party commercial banks or consumer finance companies

For loans funded by the proceeds from certain Institutional Funding Partners such as third-party commercial banks or consumer finance companies, each underlying loan and Borrower has to be approved by the third-party commercial banks or consumer finance companies individually. Once the loan is approved by and originated by the third-party commercial bank or consumer finance company, the fund is provided by the third-party commercial bank or consumer finance company to the Borrower and a lending relationship between the Borrower and the third-party commercial bank or consumer finance company is established through a loan agreement. Effectively, the Group offers loan facilitation and matching services to the Borrowers who have credit needs and the commercial banks or consumer finance companies who originate loans directly to Borrowers referred by the Group. The Group continues to provide account maintenance and payment processing services to the Borrowers over the term of the loan agreement. Under this scenario, the Group determines that it is not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group does not record financing receivables arising from these loans nor Funding Debts to the Institutional Funding Partners.

(b)   Loans funded by the Individual Investors on Juzi Licai under the New Model (as defined hereinafter)

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

The balances of funds payable to Individual Investors represent the investment funds received from the Individual Investors on Juzi Licai under the New Model but not yet matched with and transferred to the Borrowers due to the settlement time lag.

Risk safeguard scheme on Juzi Licai

Under the New Model, the Group entered into a cooperation agreement with an independent third-party guarantee company (the “Guarantee Company”), to set up a new investor protection program called the Risk Safeguard Scheme (“RSS”). The purpose of the RSS is to provide make-up payments to the Individual Investors on Juzi Licai when the Borrowers default. The RSS only applies to loans newly funded under the New Model, and requires the Borrowers to contribute to the RSS to protect the Individual Investors. By default, all Borrowers enroll in the RSS when the Underlying Loan Agreements are entered into.

Pursuant to the Underlying Loan Agreement, the Borrower agrees to enroll in the RSS and pay the guarantee fee (the “Guarantee Fee”) into the guarantee fund special account (“Risk Safeguard Fund”) and the relevant guarantee service fees to the Guarantee Company. Accordingly, a certain amount of each monthly repayment from the Borrowers, equal to a certain percentage of the outstanding principal balance of each loan, shall be transferred to the Risk Safeguard Fund. The Group has the discretion in determining the percentage, i.e. the amount of the Guarantee Fee, to be paid by the participating Borrowers. The amount of make-up payments is limited to the available balance of the Risk Safeguard Fund. If the Risk Safeguard Fund become insufficient to pay back all Individual Investors with defaulted loans, these Individual Investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time the Risk Safeguard Fund are replenished, at which time a distribution will again be made to all Individual Investors with those defaulted loans. The participation of the Risk Safeguard Fund is not refundable, even if there is no default of loans. Therefore, the Group concluded that it is the primary obligor in providing the guarantee services and records its obligations associated with the RSS in accordance with ASC 460, Guarantees as discussed in Note 2(l). The balance of Risk Safeguard Fund is recorded as “Restricted cash” on the Consolidated Balance Sheets.

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

(g)   Allowance for credit losses

The Group has the following types of financial assets that are subject to credit losses of the customers: financing receivables, contract assets, service fees receivable, and guarantee receivables.

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

The Group’s allowance for credit losses of financial assets is calculated separately within each credit risk level of the Borrowers, taking into considerations of flexible repayment options of the underlying on- and off-balance sheet loans, where applicable. For each credit risk level, the Group estimates the expected loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status are based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The expected loss rate of the specific delinquency status category within each risk level will be applied to the applicable outstanding balances of respective financial assets within that level to determine the allowance for credit losses for each reporting period. In addition, the Group considers other general economic conditions, if any, when determining the allowance for credit losses.

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

(j)    Funding Debts

For the proceeds received from the Individual Investors on Juzi Licai, and other funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners, to fund the Group’s on-balance sheet loans, the Group records them as funding debts (“ Funding Debts”) on its Consolidated Balance Sheets.

(k)   Accrued interest payable

Accrued interest payable is calculated based on the contractual interest rates of Funding Debts.

(l)    Guarantee receivables and liabilities

For the off-balance sheet loans funded by the Individual Investors on Juzi Licai, the Group provides risk safeguard scheme to the Individual Investors (Note 2(f)) and records its obligations associated with the RSS in accordance with ASC 460, Guarantees.

For the off-balance sheet loans funded by certain Institutional Funding Partners, the Group provides deposits and replenish such deposits from time to time to the Institutional funding partners by directly compensating them for principal and interest payment in the event of the Borrowers' defaults, which are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

Starting from 2019, the Group started to cooperate with third-party insurance companies and guarantee companies that directly provide guarantee services to certain Institutional Funding Partners, and no longer replenished the deposits made to these Institutional Funding Partners. According to relevant financial guarantee arrangements, third-party insurance companies and guarantee companies will provide the principal and interest payment to these Institutional Funding Partners, in case of Borrowers' defaults. However, the Group is required to provide deposits and replenish such deposits from time to time to the bank accounts of these insurance companies and guarantee companies, in the event that such insurance companies and guarantee companies perform their guarantee obligations upon the Borrowers' defaults. Effectively, the Group provides back-to-back guarantee to the insurance companies and guarantee companies and takes on all of the credit risk of the Borrowers. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

For the off-balance sheet loans funded by certain other Institutional Funding Partners, these Institutional Funding Partners retain the credit exposure of the loans facilitated by the Group and do not require the Group to provide any guarantee pursuant to relevant arrangements. Therefore, the Group does not record guarantee receivables nor guarantee liabilities for the off-balance sheet loans funded by these Institutional Funding Partners.

Guarantee liabilities under ASC 460 are comprised of two components: (i) ASC 460 component; and (ii) ASC 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Accordingly, the guarantee liabilities are required to be measured at fair value at inception and reduced as the Group is released from the underlying risk, i.e., as the underlying loan is repaid by the Borrower or when the lender is compensated in the event of a Borrower’s default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The estimated fair value of the guarantee liabilities at inception of the loans is determined by the Group based on a discounted cash flow model, with reference to estimates of expected loss rates and expected margins on cost of guarantee services.

The other component is a contingent liability determined based on historical loss rates, representing the obligation to make future payouts, measured using the guidance in ASC 450, Contingencies. The ASC 450 contingent component considers the actual and expected performance of the loans on a pool basis when estimating the contingent liability.

Subsequent to initial recognition, the guarantee liabilities are measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. ASC 460 does not prescribe a method for subsequently measuring and recording the noncontingent guarantee liabilities. However, as stated in ASC 460-10-35-1, the guarantee liabilities should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each monthly payment is made, guarantee liabilities are recognized by a systematic and rational amortization method, i.e. over the terms of the underlying loans, as “Gain on guarantee liabilities, net” on the Consolidated Statements of Operations. At each reporting date, on a portfolio basis, when the aggregate contingent liabilities required to be recognized under ASC 450 exceeds the balance of guarantee liabilities determined under ASC 460, the Group records the excess against “Gain on guarantee liabilities, net” on its Consolidated Statements of Operations.

Guarantee receivables are recognized and measured at inception at fair value. For loans with original terms greater than 12 months, the Group determines a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, was used in adjusting the guarantee receivables at inception. Interest income resulting from the significant financing component is recorded as “Interest and financial services income” on the Consolidated Statements of Operations.

At each reporting date, the Group assesses whether there is any indicator of impairment to the guarantee receivables as discussed in Note 2(g). An impairment loss is recorded if the carrying amounts of the guarantee receivables exceed the expected collections.

The following table sets forth the activities of the Group’s obligations associated with the guarantee liabilities for the year ended December 31, 2018 and 2019:

	For the Year Ended December 31,
	2018	2019
	(RMB in thousands)
Opening balances	—	456,276
Fair value of guarantee liabilities at inception of new loans	782,477	1,024,331
Release of guarantee liabilities upon the Borrowers’ repayment	(196,332)	(424,962)
Transfers from financial guarantee contracts previously accounted for as derivatives*	—	1,325,935
Contingent liability	65,137	179,417
Payouts during the year	(454,126)	(2,926,080)
Recoveries during the year	259,120	2,091,451
Ending balances	456,276	1,726,368

*Since November 2019, the Group ceased to compensate interest repayment under the original terms of the loans to the Institutional Funding Partners, in the event that Borrowers early repay their loans. According to relevant financial guarantee contracts with certain Institutional Funding Partners, the guarantee provided by the Group met the scope exception under ASC 815-10-15-58 thereafter. Consequently, this financial guarantee previously provided for the outstanding off-balance sheet loans and accounted for as derivatives under ASC 815 was derecognized and accounted for as guarantee liabilities thereafter under ASC 460, which resulted in an increase in guarantee liabilities of RMB1.3 billion and corresponding guarantee receivables of RMB0.8 billion during the year ended December 31, 2019.

(m)   Guarantee derivatives

In order to determine the accounting treatment of the guarantee, the Group considered the criteria of scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

For the financial guarantee provided by the Group that does not meet the scope exception under ASC 815-10-15-58, the Group accounts for the financial guarantee contracts with these Institutional Funding Partners as derivatives under ASC 815, Derivatives and Hedging, and records them on the Consolidated Balance Sheets as either assets or liabilities at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and remeasured at fair value on an ongoing basis in accordance with ASC 820, Fair Value Measurement. Therefore, the financial guarantee derivatives will be subsequently marked to market at the end of each reporting period with gains and losses recognized as change in fair value of financial guarantee derivatives. The estimated fair value of the financial guarantee derivatives is determined by the Group based on a discounted cash flow model, with reference to estimates of cumulative loss rates and margins on cost of guarantee services.

(n)   Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method for all contracts not completed as of the date of adoption.

The Group considered relevant accounting guidance and concluded that arrangements for its on-balance sheet loans are out of scope of ASC 606. Therefore, “Interest and financial services income” and “Other revenues” included in “Financial services income” on the Consolidated Statements of Operations should continue to be accounted for in accordance with ASC 310, Receivables. Other revenue streams for the years ended December 31, 2018 and 2019 were presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

The Group recognized a cumulative effect of approximately RMB209.5 million as an increase to the opening balances of retained earnings on January 1, 2018, as a result of the initial application of ASC 606. The impact primarily resulted from the earlier recognition of revenue under ASC 606 for “Loan facilitation and servicing fees” collectible in monthly installments related to the Group’s off-balance sheet loans.The Group provides the loan facilitation and matching services and post-origination services as multiple deliverable arrangements. Under ASC 605, service fees collectible in monthly installments were considered contingent and, therefore, were not allocable to different deliverables until the contingency was resolved (i.e., upon receipt of the monthly service fees). Under ASC 606, service fees collectible in monthly installments are considered variable consideration which is contingent on a future event occurring. The Group considers the constraint on variable consideration and only recognizes revenue to the extent that it is probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Revenue is recognized when each of the performance obligations is satisfied at a point-in-time or over time separately using the total estimated consideration allocated to the different performance obligations based on their relative standalone selling prices. Revenue from loan facilitation and matching services is recognized upon successful matching of the Borrowers with various funding partners, and revenue from post-origination services is recognized over the terms of the related contracts.

The following table sets forth the cumulative effect of the changes on the Group’s Consolidated Balance Sheet as of January 1, 2018 due to the adoption of ASC 606:

	As of	Adjustments due to	As of
	December 31, 2017	the Adoption of ASC 606	January 1, 2018
		(RMB in thousands)
ASSETS
Contract assets and service fees receivable, net	—	294,373	294,373
Deferred tax assets	38,841	(18,540)	20,301

LIABILITIES
Accrued expenses and other current liabilities	1,611,029	11,581	1,622,610
Deferred tax liabilities	—	54,710	54,710

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Accumulated deficit)/Retained earnings	(450,551)	209,542	(241,009)

The following table sets forth the cumulative effect of the changes on the Group’s Consolidated Balance Sheet as of December 31, 2018 due to the adoption of ASC 606:

	As of	Balances without
	December 31, 2018	the Adoption of ASC 606	Effect of Change
		(RMB in thousands)
ASSETS
Contract assets, net	1,238,077	132,079	1,105,998
Deferred tax assets	94,598	102,737	(8,139)

LIABILITIES
Accrued expenses and other current liabilities	2,145,689	2,110,354	35,335
Deferred tax liabilities	187,183	—	187,183

SHAREHOLDERS’ EQUITY
Retained earnings	1,591,896	716,555	875,341

The following table sets forth the impact on the Group’s Consolidated Statements of Operations for the year ended December 31, 2018 due to the adoption of ASC 606:

	For the Year Ended December 31, 2018
	As Reported under ASC 606	Amounts without the Adoption of ASC 606	Effect of Change
	(RMB in thousands)
Interest and financial services income	2,742,643	2,732,764	9,879*
Loan facilitation and servicing fees	2,075,817	1,259,571	816,246
Total operating revenue	7,596,896	6,770,771	826,125
Provision for credit losses of contract assets and service fees receivable	(38,254)	—	(38,254)
Total operating cost	(4,584,956)	(4,546,702)	(38,254)
Income before income tax expense	2,109,528	1,321,657	787,871
Income tax expense	(132,222)	(10,150)	(122,072)
Net income	1,977,306	1,311,507	665,799

*RMB9.9 million of interest and financial services income was recognized resulting from significant financing components of considerations for certain loan facilitation and servicing arrangements.

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

Loan facilitation and servicing fees

With respect to the off-balance sheet loans, the Group does not record financing receivables arising from these loans nor Funding Debts to the funding partners. The Group earns loan facilitation and servicing fees from these arrangements.

Revenues from loan facilitation and matching and post-origination services

The Group provides intermediary services to the Borrowers and funding partners, as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee, if any. The Group has assessed all these services and concludes that loan facilitation and matching services and post-origination services are distinct and therefore are separate performance obligations. The financial guarantee, if any, is within the scope of ASC 815, Derivatives and Hedging or ASC 460, Guarantees, where applicable, and recorded at fair value at inception of the loans. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. The Group primarily uses the expected cost plus a margin approach to determine the relative standalone selling price as a result of the adoption of ASC 606.

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised services to its customers, net of value-added tax. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be reversed in future periods. The Group assesses whether the estimate of variable consideration is constrained.

Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the borrowing requests from the Borrowers with the funding partners, as the lenders. Revenues from post-origination services are recognized ratably over the terms of the underlying loans as this performance obligation is satisfied over time.

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

Other revenues

Other revenues include fees collected for prepayment and late payment for on-balance sheet loans, which are calculated as certain percentages of interest over the prepaid principal loan amount in case of prepayment or certain percentages of past due amounts in case of late payment.

Customer incentives

In order to incentivize the individual customers to use the Platform and APP, the Group primarily provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future repayment on the installment purchase loans or personal installment loans. Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB224.7 million, RMB319.7 million and RMB281.0 million for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB15.0 million, RMB13.1 million and RMB19.7 million, were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” (Note 11) on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB52.6 million and RMB92.1 million for the years ended December 31, 2018 and 2019, respectively.

The following table provides information about the Group’s service fees receivable and contract balances with its customers:

	As of	Upon adoption on
	December 31, 2018	January 1, 2018
	(RMB in thousands)

Service fees receivable	87,439	4,769
Allowance for service fees receivable	(26,442)	(2,288)
Service fees receivable, net	60,997	2,481
Contract assets	1,181,818	292,501
Allowance for contract assets	(4,738)	(609)
Contract assets, net	1,177,080	291,892

Contract liabilities	92,056	55,771

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

As of December 31, 2018 and 2019, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB601.6 million and RMB827.1 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next two years.

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

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended
	December 31,
	2018	2019
	(RMB in thousands)
Online direct sales and services income:
Online direct sales	2,396,680	3,623,991
Services and others	203,914	204,850
Total	2,600,594	3,828,841

Loan facilitation and servicing fees:
Loan facilitation and matching service fees	1,679,932	4,591,645
Post-origination service fees	304,554	735,772
Investment Program management service fees	91,331	300,425
Total	2,075,817	5,627,842

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended
	December 31,
	2018	2019
	(RMB in thousands)

Revenues recognized at point-in-time	4,156,460	8,307,928
Revenues recognized over time	519,951	1,148,755
Total	4,676,411	9,456,683

(o)   Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2018 and 2019, the Group did not have any cash equivalents.

(p)   Restricted cash

Restricted cash mainly represents: (i) cash received from the Borrowers but not yet been repaid to the funding partners or received from the funding partners but not yet been distributed to the Borrowers which is not available to fund the general liquidity needs of the Group; (ii) security deposits set aside for partnering commercial banks or certain Institutional Funding Partners in case of Borrowers’ defaults; and (iii) cash set aside under the RSS through third-party custody bank accounts.

(q)   Restricted time deposits

Restricted time deposits include (i) time deposits securing the Group’s borrowings from financial institutions, and (ii) time deposits placed with and set aside for partnering commercial banks as Institutional Funding Partners in case of Borrowers' defaults.

(r)    Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving average cost method for the year ended December 31, 2019. Prior to 2019, cost of inventory was determined using the first-in-first-out cost method. Such change did not have a material impact on the opening balance of retained earnings as of January 1, 2019 and the financial position and results of operations as of and for the year ended December 31, 2019. The accounting change was not applied retrospectively as the cumulative effect was not material to current operations or to the trend of the reported results of operations in accordance with ASC 250-10-S99-3. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2018 and 2019, all inventory balances were products available for sale.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

(s)    Long-term investments

The Group’s long-term investments consist of equity investments in privately held companies accounted for using the measurement alternative, an equity investment accounted for using the equity method and a debt investment in forms of a loan for which the Group has the intent and ability to hold to maturity or payoff.

Equity investments accounted for using the measurement alternative

The Group adopted ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities effective January 1, 2018 and measures long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known. The Group also makes a qualitative assessment of whether these investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss equal to the difference between the carrying value and fair value on its audited Condensed Consolidated Statements of Operations.

Equity investment accounted for using the equity method

The Group applies the equity method of accounting to account for its equity investment, according to ASC 323 Investment-Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the Consolidated Balance Sheets. The Group subsequently adjusts the carrying amount of the investment to recognize its proportionate share of each equity investee's net income or loss into earnings and cash distributions from investees, if any, after the date of investment. The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary.

Debt investment

The loan held for long-term investment is carried at outstanding principal adjusted for any write-offs, and allowance for loan losses, any deferred fees or cost, and any unamortized premiums or discounts on the Condensed Consolidated Balance Sheets. The Group records the interest income associated with the debt investment using effective interest rate method on the Consolidated Statements of Operations. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

(t)    Property, equipment and software, net

Property, equipment and software, net are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computers and equipment	3 years
Furniture and fixtures	4 - 5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvement or the lease term
Software	3 - 10 years

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

For the off-balance sheet loans funded by certain Institutional Funding Partners, the Group accounts for financial guarantee provided at fair value (Note 8). The Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities (Level 3). The Group considers unobservable inputs to be significant, if, by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

Fair value measurements on a non-recurring basis

The Group measures certain financial assets at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price change in an orderly transaction for identical or similar investments of the same issuer. The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

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

(z)    Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2017, 2018 and 2019, advertising costs totaled RMB98.5 million, RMB199.5 million and RMB1.0 billion, respectively.

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

(cc)  Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group did not retrospectively adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

As a result of the adoption, the Group recognized approximately RMB113.2 million of right-of-use assets recorded in "Other assets", and corresponding short-term leasing liabilities recorded in "Accrued expenses and other current liabilities" and long-term leasing liabilities recorded in "Other long-term liabilities" respectively on the Consolidated Balance Sheet as of January 1, 2019. The adoption had no impact on the Group's Consolidated Statements of Operations for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

The Group leases certain office premises under non-cancelable leases, which expire at various dates through August 2024. As of December 31, 2019, the Group's operating leases had a weighted average remaining lease term of 1.7 years and a weighted average discount rate of 7.32%.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,	RMB in thousands
2020	47,559
2021	30,040
2022	499
2023	338
2024 and thereafter	—
Total future lease payments	78,436
Impact of discounting remaining lease payments	(4,828)
Total lease liabilities	73,608
- Short-term portion	45,764
- Long-term portion	27,844

Rental expenses under operating leases for the years ended December 31, 2017 and 2018 were RMB43.2 million and RMB47.5 million, respectively. Operating lease cost for the year ended December 31, 2019 was RMB54.9 million, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the year ended December 31, 2019 was RMB2.5 million. Supplemental cash flow information related to operating leases was as follows:

For the Year Ended December 31, 2019
(RMB in thousands)
Cash payments for operating leases	56,157
Right-of-use assets obtained in exchange for operating lease liabilities	9,531

Future lease payments under leases as of December 31, 2018 were as follows:

Operating Leases*
Years ending December 31,	RMB in thousands
2019	54,709
2020	45,074
2021	26,213
2022 and thereafter	—
*	Amounts are based on ASC 840, Leases that were superseded upon the Group's adoption of ASC 842, Leases on January 1, 2019.

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

Prior to the adoption of ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, share-based awards granted to non-employees are accounted for in accordance with ASC 505-50, Equity-Based Payments to Non-Employee. All transactions in which services are received in exchange for share-based awards are accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. Share-based compensation is measured at fair value at the earlier of the commitment date or the date the services are completed. The Group remeasures the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attributes the changes in those fair values over the service period by straight-line method. Under ASU No. 2018-07, the accounting for awards to non-employees are similar to the model for employee awards.

Stock options and restricted share units granted generally vest over four years.

Prior to completion of the IPO, the exercise price of each granted stock option was US$0.0001, the Company used intrinsic value (approximately the fair value of each of the Company's ordinary share) on the grant date to estimate the fair value of the stock options granted. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date. Therefore, the Company utilizes the binomial option pricing model to estimate the fair value of stock options granted after the IPO. The fair value of each granted restricted share unit is determined by the closing price of the Company’s ordinary share on the grant date.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate forfeitures of share-based awards and records share-based compensation expenses only for those awards that are expected to vest. See Note 20 for further discussion on share-based compensation.

(ee)  Taxation

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

(ff) Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders, considering the accretion to redemption value of Pre-IPO Preferred Shares and allocation of net income attributable to Pre-IPO Preferred Shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. The two-class method was used to calculate the basic net income per ordinary share for periods prior to the completion of the IPO, since the Pre-IPO Preferred Shares were entitled to participation with Pre-IPO Class A Ordinary Shares in the Company’s undistributed net income and therefore were deemed to be participating securities. After the IPO, net income per ordinary share are computed on Class A Ordinary Shares and Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Pre-IPO Preferred Shares and convertible loans (Note 15), for periods prior to the completion of the IPO, using the if-converted method, ordinary shares issuable upon the conversion of convertible notes (Note 14) using the if-converted method, and ordinary shares issuable upon the exercise of outstanding stock options and vesting of restricted share units, using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income per share calculation when inclusion of such shares would be anti-dilutive.

(gg) Segment reporting

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

(hh)  Statutory reserves

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

For the years ended December 31, 2017, 2018 and 2019, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB53.9 million, RMB144.4 million and RMB152.1 million respectively. No appropriation to other reserve funds was made for any of the periods presented.

(ii)   Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted time deposits denominated in RMB that are subject to such government controls amounted to RMB2,818.6 million and RMB5,018.1 million as of December 31, 2018 and 2019, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Operation and compliance risk

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, effective October 1, 2017. In October 2019, the Chinese Banking and Insurance Regulatory Commission, or CBIRC, and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval. Otherwise, the penalties set forth in the Financing Guarantee Regulations may be imposed by the regulatory authorities, and the Group’s existing business shall be properly settled.

Due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. The Group provided various investor protection measures to Institutional Funding Partners through different kinds of arrangements, including direct deposits, and back-to-back guarantees to the insurance companies and guarantee companies. It is uncertain whether these or certain of these arrangements would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form. If such arrangements were deemed to be in violation of any applicable laws and regulations, the Group could be subject to penalties and/or be required to change its current business model, and as a result, the Group’s business, financial condition, and results of operations could be materially and adversely affected.

In an effort to ensure compliance with applicable laws and regulations, the Group has currently conducted part of the investor protection measures through its own financial guarantee companies, which are qualified to provide financing guarantee services. The Group is continuously making efforts to adjust its business model and practice to mitigate the relevant compliance risk, including increasing the proportion of investor protection measures through its own financial guarantee companies.

Concentration of credit risk

Credit risk is one of the most significant risks for the Group’s installment purchase loans and personal installment loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted time deposits, accrued interest receivable, prepaid expenses and other current assets, guarantee receivables, service fees receivable and contract assets, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted time deposits at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2019, approximately 97% of the Group’s cash and cash equivalents, restricted cash and restricted time deposits were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in one financial institution outside the PRC. Financing receivables, accrued interest receivable, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any year of the three-year period ended December 31, 2019. There were no financing receivables, contract assets and service fees receivable and guarantee receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables, contract assets and service fees receivable and guarantee receivables as of December 31, 2018 and 2019, respectively.

There were two inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2017, 2018 and 2019, respectively. Only one supplier accounted for more than 10% of the Group's accounts payable as of December 31, 2018. Three suppliers accounted for more than 10% of the Group's accounts payable as of December 31, 2019 as follows:

	As of December 31,
	2018	2019
Inventory supplier A	10.2%	11.9%
Inventory supplier B	*	12.7%
Inventory supplier C	*	11.4%
*	Less than 10%.

There was no funding partner, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group’s total funding cost for the years ended December 31, 2017, 2018 and 2019, respectively. Only one Institutional Funding Partner accounted for more than 10% of the Group's Funding Debts as of December 31, 2018 and 2019 respectively as follows:

	As of December 31,
	2018	2019
Institutional Funding Partner A	16.6%	*
Institutional Funding Partner B	*	10.7%
*	Less than 10%.

There were two Institutional Funding partners that accounted for more than 10% of the Group's origination of off-balance sheet loans for the year ended December 31, 2017. There was no funding partner, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group's origination of off-balance sheet loans for the year ended December 31, 2018. There was one Institutional Funding Partner that accounted for more than 10% of the Group's origination of off-balance sheet loans for the year ended December 31, 2019.

As of December 31, 2019, one insurance company and two guarantee companies accounted for more than 10% of the Group's deposits to insurance companies and guarantee companies as follows:

	As of December 31,
	2018	2019
Insurance Company A	—	39.1%
Guarantee Company B	—	17.6%
Guarantee Company C	—	16.1%

(jj)  Recent accounting pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, effective January 1, 2020. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable or have been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses that are deemed expected but not yet probable compared to incurred loss methodology. The Group adopted this standard effective January 1, 2020 using a modified retrospective approach.

The CECL methodology is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including financing receivables, contract assets, service fees receivable, and guarantee receivables of the Group. The Group currently estimates that the initial adoption will result in an increase of approximately RMB0.3 billion to the credit allowance of financial assets measured at amortized cost, which is primarily driven by the longer estimated periods of underlying loans under the CECL lifetime methodology compared to incurred loss methodology before the adoption of the new standard.

The CECL methodology also applies to certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives. The financial guarantees provided for the Group’s off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326-20 and subject to the CECL methodology. After the adoption, the expected credit losses (the contingent aspect) of the guarantee shall be accounted for in addition to and separately from the guarantee liability (the noncontingent aspect) accounted for under ASC 460. Before the adoption, the guarantee liabilities subsequent to initial recognition are measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability is recorded when the aggregate contingent liabilities under ASC 450 exceeds the balance of guarantee liabilities determined under ASC 460. The initial adoption will result in a recognition of a separate contingent liability in full amount, in addition to financial guarantee liabilities measured under ASC 460. Further, the contingent liability is determined using CECL lifetime methodology compared to incurred loss methodology before the adoption. The Group currently estimates the aggregate impact arising from in-scope financial guarantees will be approximately RMB2.0 billion. The carrying amount of financial guarantee liabilities under ASC460 upon the initial adoption will continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk in accordance with ASC 460, but will no longer be subject to the recording of an excess contingent lability under ASC 450.

Above financial impacts totaled approximately RMB2.3 billion along with the associated deferred tax impact of approximately RMB0.4 billion. As a result, the Group currently expects to recognize a cumulative effect of approximately RMB1.9 billion, net of tax, as a decrease to the opening balances of retained earnings on January 1, 2020. These amounts are subject to change as the Group finalizes the adoption effects.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The Group adopted this new standard effective on January 1, 2020. The Adoption of this new standard did not have a material impact on the Group's consolidated financial statements.

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2018 and 2019 consisted of the followings:

	As of December 31,
	2018	2019
	(RMB in thousands)
Short-term:
Installment purchase loans	796,312	748,717
Personal installment loans	4,669,665	3,322,235
Net deferred origination fees	(1,011)	—
Total short-term financing receivables	5,464,966	4,070,952
Allowance for credit losses	(324,332)	(318,262)
Total short-term financing receivables, net	5,140,634	3,752,690
Long-term:
Installment purchase loans	178,246	169,080
Personal installment loans	1,165,894	545,001
Net deferred origination fees	(1,400)	—
Total long-term financing receivables	1,342,740	714,081
Allowance for credit losses	(59,704)	(55,283)
Total long-term financing receivables, net	1,283,036	658,798

These balances represent short-term and long-term financing receivables generated from installment purchase loans and personal installment loans transacted on the Group’s Platform and APP with an original term generally up to three years and do not have collateral. The weighted average interest rates of these financing receivables were 24.7% and 24.7% as of December 31, 2018 and 2019, respectively.

As of December 31, 2018, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB974.6 million and RMB5,833.1 million, respectively. As of December 31, 2018, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB120.9 million and RMB1,296.4 million, respectively.

As of December 31, 2019, installment purchase loans and personal installment loans that were collectively evaluated for impairment were RMB917.8 million and RMB3,867.2 million, respectively. As of December 31, 2019, installment purchase loans and personal installment loans that were individually evaluated for impairment were RMB141.5 million and RMB1,995.0 million, respectively.

As of December 31, 2018 and 2019, installment purchase loans and personal installment loans that were individually evaluated for impairment were all charged off, respectively, given the Group determined it was probable that the Group will be unable to collect unpaid principal amount on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	(RMB in thousands)
Due in months
0 - 12	5,464,966	4,070,952
13 - 24	1,149,155	621,957
25 - 36	193,556	92,075
Thereafter	29	49
Total financing receivables	6,807,706	4,785,033

The activities in the provision for credit losses of financing receivables for the years ended December 31, 2017, 2018 and 2019, respectively, consisted of the following:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Beginning balances	(174,826)	(370,196)	(384,036)
Provisions	(611,869)	(884,056)	(708,684)
Charge-offs	444,242	974,483	815,421
Recoveries from prior charge-offs	(27,743)	(104,267)	(96,246)
Ending balances	(370,196)	(384,036)	(373,545)

As of December 31, 2018, allowance for credit losses of financing receivables that was collectively and individually evaluated for impairment was RMB384.0 million and RMB1,417.3 million, respectively.

As of December 31, 2019, allowance for credit losses of financing receivables that was collectively and individually evaluated for impairment was RMB373.5 million and RMB2,136.5 million, respectively.

Aging analysis of past due financing receivables as of December 31, 2018 and 2019 are as follows:

					180 Days
	1 - 29 Days	30 - 59 Days	60 - 89 Days	90 - 179 Days	or Greater	Total
RMB in thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Installment purchase loans	6,297	3,469	2,574	8,570	—	20,910	953,648	974,558
Personal installment loans	139,633	75,107	64,947	227,041	—	506,728	5,326,420	5,833,148
December 31, 2018	145,930	78,576	67,521	235,611	—	527,638	6,280,068	6,807,706
Installment purchase loans	9,160	5,197	4,217	9,636	—	28,210	889,587	917,797
Personal installment loans	149,574	86,792	74,208	180,822	—	491,396	3,375,840	3,867,236
December 31, 2019	158,734	91,989	78,425	190,458	—	519,606	4,265,427	4,785,033

The Group evaluates the creditworthiness and collectability of its financing receivable portfolio on a pooled basis, due to its composition of small, homogeneous financing receivables with similar general credit risk characteristics. Financing receivables amounting to RMB235.6 million and RMB190.5 million as of December 31, 2018 and 2019, respectively, were in non-accrual status. Interest and financial services income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. For the years ended December 31, 2017, 2018 and 2019, interest and late payment fees earned from non-accrual financing receivables were RMB86.0 million, RMB102.8 million and RMB53.9 million, respectively.

As of December 31, 2018 and 2019, financing receivables amounting to RMB42.4 million and RMB420.4 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 9) and credit facility arrangements with lending financial institutions (Note 10).

For the years ended December 31, 2017, 2018 and 2019, net deferred origination fees associated with the financing receivables amounting to RMB168.4 million, RMB14.5 million and RMB2.4 million have been recognized as adjustments to interest and financial services income over the terms of the personal installment loans.

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

The following tables present the net recorded investment of financing receivables, by credit quality indicator, as of December 31, 2018 and 2019:

	As of December 31, 2018		As of December 31, 2019
	Installment	Personal	Installment	Personal
	Purchase Loans	Installment Loans	Purchase Loans	Installment Loans
	(RMB in thousand)
Risk level:
A	442,655	1,101,982	383,566	612,958
B	234,151	1,268,530	262,504	760,986
C	178,153	1,269,632	133,526	528,162
D	90,461	1,269,521	84,779	771,854
E	11,167	297,361	32,136	593,564
F	10,134	308,142	20,665	378,408
N and others	7,837	317,980	621	221,304
Total	974,558	5,833,148	917,797	3,867,236

4. CONTRACT ASSETS AND SERVICE FEES RECEIVABLE, NET AND GUARANTEE RECEIVABLES, NET

The following table provides information about the Group's contract assets and service fees receivable and guarantee receivables with its customers:

	As of December 31,
	2018	2019
	(RMB in thousands)
Short‑term:
Contract assets	888,817	2,799,430
Allowance for contract assets	(3,521)	(18,582)
Contract assets, net	885,296	2,780,848

Service fees receivable	87,439	267,440
Allowance for service fees receivable	(26,442)	(76,312)
Service fees receivable, net	60,997	191,128

Guarantee receivables	412,026	1,233,111
Allowance for guarantee receivables	(17,001)	(49,833)
Guarantee receivables, net	395,025	1,183,278

Long‑term:
Contract assets	293,001	485,720
Allowance for contract assets	(1,217)	(2,845)
Contract assets, net	291,784	482,875

Guarantee receivables	122,085	282,449
Allowance for guarantee receivables	(5,877)	(750)
Guarantee receivables, net	116,208	281,699

The activities in the provision for credit losses of contract assets and service fees receivable and guarantee receivables for the years ended December 31, 2018 and 2019, respectively, consisted of the following:

	For the Year Ended December 31,
	2018	2019
	(RMB in thousands)
Beginning balances	—	(54,058)
Cumulative effect of changes in accounting policies	(2,898)	—
Provisions	(61,132)	(153,176)
Charge‑offs	12,037	68,072
Recoveries from prior charge‑offs	(2,065)	(9,160)
Ending balances	(54,058)	(148,322)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2018	2019
	(RMB in thousands)
Deposits to Institutional Funding Partners (i)	207,429	495,488
Receivables from third-party payment service providers (ii)	225,449	355,159
Guarantee derivative assets at fair value (Note 8)	—	280,998
Prepayment to inventory suppliers	61,064	54,486
Prepaid input value-added tax	19,750	54,436
Staff advances	19,731	21,219
Receivables from Pre-IPO Series C-1 preferred shareholders	347,238	—
Rental deposits and other current assets	43,166	63,138
Total prepaid expenses and other current assets	923,827	1,324,924
(i)	The balances represent deposits made to the Institutional Funding Partners to directly satisfy the principal and interest payment obligations in case of Borrowers' defaults.
(ii)	The Group opened accounts with third-party payment service providers mainly to facilitate collection and transfer of the funds, interest and service fees from/to the Borrowers and Individual Investors or Institutional Funding Partners. The balance of receivables from third-party payment service providers represents amounts temporarily held in these accounts.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2018	2019
	(RMB in thousands)
Computers and equipment	66,205	95,336
Furniture and fixtures	10,587	12,316
Leasehold improvement	25,375	35,499
Software	33,407	36,900
Total property, equipment and software	135,574	180,051
Accumulated depreciation and amortization	(53,154)	(87,498)
Total property, equipment and software, net	82,420	92,553

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2017, 2018 and 2019 were RMB18.9 million, RMB30.4 million and RMB39.9 million, respectively.

7. LONG-TERM INVESTMENTS

Equity investments

Equity investments accounted for using the measurement alternative

The Group’s equity investments accounted for using the measurement alternative primarily included the investment in common shares of a privately held commercial bank in China, as well as the investments in preferred shares that are not considered as in-substance ordinary shares in two privately held companies, each of which operates an online consumer finance platform in India and the U.S., respectively.

These equity investments do not have readily determinable fair value and are accounted for using the measurement alternative (Note 2(s)). The carrying value of the Group’s equity investments accounted for using the measurement alternative was RMB28.2 million and RMB344.4 million as of December 31, 2018 and 2019, respectively. In 2019, the Group purchased 9.8% of the common shares of a privately held commercial bank in China with a cash consideration of RMB196.0 million, and 28.8% of equity interests in form of preferred shares, on a fully diluted basis, of a privately held company that operates an online consumer finance platform in the U.S., with a cash consideration of RMB70.5 million, respectively.

Unrealized upward adjustments of fair value of equity investments for the years ended December 31, 2018 and 2019 were RMB18.8 million and RMB70.0 million for the observable price changes in orderly transactions for the identical or similar investment of the same issuer.

In 2018, the Group recognized RMB15.2 million impairment related to investments without readily determinable fair value and no other downward adjustment was related to investments without readily determinable fair value. No impairment loss or downward adjustment related to these investments was recognized in 2019. Prior to the adoption of ASU No. 2016-01 on January 1, 2018, the Group did not recognize any impairment related to the cost method investments in 2017.

The following table summarizes the total carrying value of the Group’s equity investments accounted for using the measurement alternative as of December 31, 2018 and 2019 including cumulative unrealized upward or downward adjustments and impairment charges:

	As of December 31,
	2018	2019
	(RMB in thousands)
Initial cost basis	23,485	286,842
Cumulative unrealized upward adjustments	18,753	70,016
Cumulative impairment charges	(15,215)	(15,215)
Cumulative foreign currency translation adjustments	1,143	2,719
Total carrying value at end of the year	28,166	344,362

Equity investment accounted for using the equity method

In 2017, the Group recorded RMB2.0 million investment loss as a result of its proportionate share of one equity investee's net loss. The investment was fully impaired as the Group determined the decline in the value of the investment was other-than-temporary.

As of December 31, 2018 and 2019, the Group's equity investment accounted for using the equity method totaled nil and RMB7.8 million, respectively. In 2019, the Group invested in a joint venture in Indonesia over which it can exercise significant influence but does not control with a cash consideration of RMB13.0 million and recorded RMB5.2 million investment loss as a result of its proportionate share of one equity investee's net loss. No impairment charges were recognized for the year ended December 31, 2019.

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

As of December 31, 2018 and 2019, the Group's loan receivable recorded at amortized cost were RMB157.9 million and RMB159.4 million, respectively. The interest income in relation to this loan receivable recorded were RMB1.5 million and RMB1.5 million for the year ended December 31, 2018 and 2019, respectively. No impairment charges were recognized for the years ended December 31, 2018 and 2019 respectively.

8. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2018 and 2019:

	Level 1	Level 2	Level 3	Balances at
December 31, 2018	Inputs	Inputs	Inputs	Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	344,212	—	344,212
Total assets	—	344,212	—	344,212
Liabilities
Guarantee derivative liabilities	—	—	52,434	52,434
Total liabilities	—	—	52,434	52,434

	Level 1	Level 2	Level 3	Balances at
December 31, 2019	Inputs	Inputs	Inputs	Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	1,962,293	—	1,962,293
Restricted time deposits-noncurrent portion	—	4,350	—	4,350
Guarantee derivative assets	—	—	280,998	280,998
Total assets	—	1,966,643	280,998	2,247,641

The fair value of the Group’s restricted time deposits is determined based on the prevailing interest rates for similar products in the market (Level 2). For the off-balance sheet loans funded by certain Institutional Funding Partners, as the Group’s financial guarantee provided does not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of these guarantee derivative assets or liabilities (Level 3).

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

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2018 and 2019:

		Range of Inputs
		December 31, 2018			December 31, 2019
				Weighted-			Weighted-
Financial Instrument	Unobservable Input	Minimum	Maximum	Average	Minimum	Maximum	Average
Guarantee derivatives	Cumulative loss rates(i)	2.0%	2.0%	2.0%	3.3%	3.3%	3.3%
	Margins on cost of guarantee services	70.0%	70.0%	70.0%	35.0%	35.0%	35.0%
(i)	Expressed as a percentage of the original principal balance of the loans.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Fair value of guarantee derivative liabilities at beginning of the year (Level 3)	31,191	30,958	52,434
Cash collection	134,881	449,778	1,108,398
Net cash payout	(87,759)	(231,275)	(1,151,504)
Change in fair value(i)	(47,355)	(197,027)	212,256
Transfers of financial guarantee contracts (Note2(l))	—	—	(502,582)
Fair value of guarantee derivative liabilities/(assets) at end of the year (Level 3)	30,958	52,434	(280,998)
(i)	Recognized as “Change in fair value of financial guarantee derivatives, net” on the Consolidated Statements of Operations.

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative assets and liabilities as of December 31, 2018 and 2019, respectively, given hypothetical changes in the cumulative loss rates:

	As of December 31,
	2018	2019
	(RMB in thousands, except for percentages)
Weighted-average cumulative loss rates(i)	2.0%	3.3%
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10%	29,725	—
Decrease by 10%	(29,725)	—
Decrease/(increase) in fair value of guarantee derivative assets if the cumulative loss rates:
Increase by 10%	—	84,374
Decrease by 10%	—	(84,374)
(i)	Expressed as a percentage of the original principal balance of the loans.

Other financial instruments

The followings are other financial instruments not measured at fair value on the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, current restricted cash, amounts due from related parties and deposits to insurance companies and guarantee companies are financial assets with carrying amounts that approximate fair value due to their short-term nature. Accounts payable and amounts due to related parties are financial liabilities with carrying amounts that approximate fair value because of their short-term nature.

Non-recurring

The Group measures certain financial assets at fair value on a non-recurring basis only if an impairment charge were to be recognized. Starting on January 1, 2018, the Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price change in an orderly transaction for identical or similar investments of the same issuer. The related inputs used are classified as Level 3 fair value measurement.

The Group’s non-financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

9. FUNDING DEBTS

The following table summarizes the Group’s outstanding Funding Debts as of December 31, 2018 and 2019, respectively:

	As of December 31,
	2018	2019
	(RMB in thousands)
Short-term:
Liabilities to Individual Investors—Juzi Licai	3,014,670	793,356
Liabilities to other funding partners	1,631,371	2,962,172
Total short-term Funding Debts	4,646,041	3,755,528
Long-term:
Liabilities to Individual Investors—Juzi Licai	81,168	—
Liabilities to other funding partners	76,719	450,595
Total long-term Funding Debts	157,887	450,595

For the years ended December 31, 2017, 2018 and 2019, the following significant activities took place related to the Group’s funding partners:

Liabilities to Individual Investors on Juzi Licai under the Old Model

The Group finances its on-balance sheet loans using the proceeds from Individual Investors on Juzi Licai by offering various Investment Programs. As of December 31, 2018 and 2019, the terms of those Investment Programs were all within 24 months with weighted average interest rates of 7.6% and 7.7%, respectively. As of December 31, 2018 and 2019, Individual Investors on Juzi Licai funded an aggregate amount of RMB3,341.4 million and RMB821.4 million in outstanding financing receivables originated by the Group, respectively.

Liabilities to other funding partners

The Group finances its on-balance sheet loans using the proceeds from other funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners.

Those liabilities to other funding partners bearing weighted average interest rates of 10.0% and 9.7% as of December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, other funding partners funded an aggregate amount of RMB2,374.7 million and RMB3,005.0 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2018 and 2019, financing receivables amounting to RMB34.9 million and RMB420.4 million were pledged as collaterals to secure the underlying loans funded by other funding partners, respectively.

Maturities of Funding Debts

The following table summarizes the contractual maturity dates of the Group’s Funding Debts and associated interest payments as of December 31, 2019.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 - 60 months	Total
	(RMB in thousands)
Liabilities to other funding partners	2,962,172	450,595	—	—	—	3,412,767
Liabilities to Individual Investors—Juzi Licai	793,356	—	—	—	—	793,356
Total Funding Debts	3,755,528	450,595	—	—	—	4,206,123
Interest payments(i)	237,135	25,972	—	—	—	263,107
Total interest payments	237,135	25,972	—	—	—	263,107
(i)	Interest payments for Funding Debts with variable interest rates are calculated using the interest rate as of December 31, 2019.

10. SHORT-TERM BORROWINGS

As of December 31, 2018 and 2019, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 5.3% and 4.2% per annum, respectively. Such borrowings are all denominated in RMB. All of the borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables.

The Group’s certain borrowings, amounting to RMB372.5 million and RMB1,774.9 million, as of December 31, 2018 and 2019, respectively, are collateralized by a pledge of the Group’s time deposits and financing receivables. As of December 31, 2018, the outstanding balance of short-term borrowings was secured by RMB340.0 million time deposits and RMB7.5 million financing receivables of the Group pledged as collateral. As of December 31, 2019, the outstanding balance of short-term borrowings was secured by RMB1,886.6 million time deposits of the Group pledged as collateral.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019
	(RMB in thousands)

Funds payable to Institutional Funding Partners(i)	252,678	415,297
Accrued payroll and welfare	254,852	327,827
Tax payable	114,887	270,163
Payable to third-party sellers	57,637	90,133
Accrued marketing expenses	25,688	71,849
Deferred service fees	92,056	47,887
Short-term leasing liabilities	—	45,764
Deferred interest and financial services income and others	71,634	36,816
Accrued professional fees	19,057	31,401
Security deposits from third-party sellers	12,206	14,087
Liabilities to Pre-IPO Series C-1 preferred shareholders	335,238	—
Guarantee derivative liabilities at fair value	52,434	—
Consideration payable for investments	36,414	—
Other accrued expenses	38,799	43,415
Total accrued expenses and other current liabilities	1,363,580	1,394,639
(i)	The payable balances mainly include repayment received from Borrowers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.

12. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
JD.com, Inc. and its subsidiaries (“JD Group”)	JD Group is a shareholder of the Group
Individual Director or Officer	Directors or Officers of the Group

(a)	The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Purchases of goods and services from JD Group	544,708	607,086	827,574

(b)	The Group had the following significant related party balances:

(i)	Amounts due to related parties

	As of December 31,
	2018	2019
	(RMB in thousands)
Due to individual Director or Officer and his/her immediate family members under investment programs offered by the Group	14,569	40,804
Total	14,569	40,804

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s-length transactions with third-party vendors and Individual Investors.

13. TAXATION

a)	Value-added tax (“VAT”)

During the periods presented, the Group is subject to 17%, 16% or 13% VAT, when applicable, for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for premium membership fees, third-party sellers’ commission fees, and financial services income earned from rendering services to its customers in the PRC.

The Group is also subject to surcharges on VAT payments according to PRC tax law.

b)	Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018 and 2019, the first HK$2 million of profits earned by the Company's subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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

Shenzhen Lexin Software and Shenzhen Dingsheng Technology qualify as Software Enterprises and are entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021.

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

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s income before income tax expense for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands, except for percentages)
Income before income tax expense	474,579	2,109,528	2,706,511
(Loss)/income from non-China operations	(11,125)	(13,479)	41,461
Income from China operations	485,704	2,123,007	2,665,050
Income tax expense applicable to China operations	234,227	132,222	411,959
Effective tax rate for China operations	48.2%	6.2%	15.5%

Composition of income tax expense for China operations

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Current income tax expense	230,663	74,046	352,036
Deferred income tax expense	3,564	58,176	59,923
Income tax expense	234,227	132,222	411,959

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate for the Group’s China operations:

	For the Year Ended December 31,
	2017	2018	2019
Statutory EIT rate	25.0%	25.0%	25.0%
Change of tax position*	—	(3.7)%	—
Effect of tax holidays	(12.3)%	(7.0)%	(9.0)%
Tax effect of non-deductible expense	(0.1)%	(0.5)%	(0.5)%
Changes in valuation allowance*	35.6%	(7.6)%	— **
Effective tax rate for China operations	48.2%	6.2%	15.5%
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

**	Less than 0.1%.

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2017	2018	2019
	(In thousands, except for per share data)
Tax holiday effect	59,877	148,350	239,732
Basic net income per share effect	0.53	0.44	0.67
Diluted net income per share effect	0.43	0.41	0.64

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	As of December 31,
	2018	2019
	(RMB in thousands)
Deferred tax assets
—Provision for credit losses	86,900	93,386
—Net operating loss carryforwards	8,642	8,648
—Guarantee liabilities and other accrued expenses	5,841	406,973
—Advertising expenses in excess of deduction limit	—	73,970
Less: valuation allowance	(6,785)	(6,662)
Total deferred tax assets	94,598	576,315
Net deferred tax assets	94,598	157,138

The components of the deferred tax liabilities are as follows:

	As of December 31,
	2018	2019
	(RMB in thousands)
Deferred tax liabilities
—Contract assets and receivables	187,183	728,823
Total deferred tax liabilities	187,183	728,823
Net deferred tax liabilities	187,183	309,646

Movement of valuation allowance

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands)
Balances at beginning of the year	(76,526)	(246,508)	(6,785)
Additions	(175,849)	(5,245)	(4,255)
Reversals	5,867	244,968	4,378
Balances at end of the year	(246,508)	(6,785)	(6,662)

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

As of December 31, 2017, the Group provided full valuation allowance of RMB241.9 million for the deferred tax assets related to provision for credit losses. Given that the Group had limited successful experience in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses at that time, the Group concluded it was more-likely-than-not that these deferred tax assets would not be realized going forward. As of December 31, 2018, the Group evaluated a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in 2017 annual tax filing completed in May 2018, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized going forward. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, the Group had net operating loss carryforwards of approximately RMB34.7 million and RMB37.8 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2018 and 2019, deferred tax assets arose from the net operating loss carryforwards amounted to RMB19.9 million and RMB20.6 million was provided for full valuation allowance respectively, while the remaining RMB14.8 million and RMB17.2 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2019, the net operating loss carryforwards of RMB10.5 million, RMB11.8 million and RMB15.5 million will expire in 2022 , 2023 and 2024, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs as of December 31, 2018 and 2019. Although the Company’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2019, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.

14. CONVERTIBLE NOTES

In September 2019, the Company issued and sold convertible notes (the "Notes") in an aggregate principal amount of US$300.0 million to PAG, a leading Asia-focused private equity firm, through a private placement. The Notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The Notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder's option from the date that is six months after the issuance date to the third business day before the maturity date (i.e., September 16, 2026), at an initial conversion price of US$7.0 per Class A Ordinary Share or US$14.0 per ADS. The holder of the Notes may require the Company to repurchase all or part of their Notes in cash on September 16, 2023 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The net proceeds to the Company from the issuance of the Notes were US$293.0 million (RMB2,044.0 million), net of debt discount of US$3.6 million (RMB25.1 million) and issuance costs of US$3.4 million (RMB23.7 million). The debt discount and issuance costs of the Notes were amortized to interest expense over the contractual life to the maturity date. For the year ended December 31, 2019, the interest expense related to the Notes was RMB14.3 million.

The Group assessed the Notes under ASC 815 and concluded that:

(i)Since the conversion option is considered indexed to the Company's own stock and classified in stockholders' equity, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

(ii)The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation;

(iii)There was no beneficial conversion feature attributed to the Notes as the conversion price for the Notes was greater than the fair value of the Company's ordinary share price at issuance date.

Therefore, the Group accounted for the Notes as a single instrument as "Convertible notes" on the Consolidated Balance Sheets. The debt discount and issuance costs were recorded as an adjustment to the carrying value of the Notes and are amortized as interest expense using the effective interest method. As of December 31, 2019, the principal amount of the debt was RMB2,092.9 million and unamortized debt discount and issuance costs were RMB46.8 million.

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES

From 2014 to 2015, the Group issued several rounds of Pre-IPO Preferred Shares to certain investors. All series of Pre-IPO Preferred Shares had the same par value of US$0.0001 per share.

In May 2016, the Group issued convertible loans in the aggregated principal amount of RMB654,680,000 (US$100,000,000) with compounding interest at 12% per annum, maturing two years after the issuance date. In October 2017, the convertible loans were converted into 33,857,797 shares of Pre-IPO Series C-1 Preferred Shares and 5,974,905 shares of Pre-IPO Series C-2 Preferred Shares, respectively. The accrued but unpaid convertible loans interests were waived by the investors of the convertible loans upon the conversion of the convertible loans.

Upon the completion of the Company’s IPO in December 2017, all of the issued and outstanding Pre-IPO Preferred Shares were automatically converted and redesignated into Class A Ordinary Shares on a one-for-one basis.

The Group determined that the Pre-IPO Preferred Shares should be classified as mezzanine equity upon their respective issuance since the Pre-IPO Preferred Shares were contingently redeemable, and accreted changes in the redemption value over the period from the date of issuance to their respective earliest redemption date using effective interest method. Changes in the redemption value should be considered as changes in accounting estimates. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital was exhausted, additional charges was recorded by increasing the accumulated deficit. The accretion of Pre-IPO Preferred Shares was RMB82.1 million for the year ended December 31, 2017.

16. ORDINARY SHARES

In November 2013, the Company was formed as a limited liability company in the Cayman Islands with issuance of 125,000,000 ordinary shares at a par value of US$0.0001 each. In July 2014, the Company became the holding company of the Group pursuant to the reorganization described in Note 1.

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

In June 2018, 27,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans. As of December 31, 2018 and 2019, 10,603,832 shares and 4,924,310 shares out of 27,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

17. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the years ended December 31, 2017, 2018 and 2019, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were 10,851 shares, 5,785,724 shares and 7,627,967 shares, on a weighted average basis, respectively. For the years ended December 31, 2017, the Pre-IPO Preferred Shares and convertible loans convertible into ordinary shares that were also anti-dilutive and excluded from the calculation of diluted net income per share of the Company were 190,426,133  shares on a weighted average basis.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands, except for share and per share data)

Basic net income per share calculation:
Numerator:
Net income	240,352	1,977,306	2,294,552
Accretion on Pre-IPO Preferred Shares redemption value	(82,117)	—	—
Income allocation to participating Pre-IPO Preferred Shares	(132,241)	—	—
Net income attributable to ordinary shareholders for calculating basic net income per share	25,994	1,977,306	2,294,552
Denominator:
Weighted average number of ordinary shares outstanding—basic	113,620,774	337,883,964	355,625,970
Net income per share attributable to ordinary shareholders—basic	0.23	5.85	6.45

Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	25,994	1,977,306	2,294,552
Interest expense associated with convertible notes reversed	—	—	14,261
Net income attributable to ordinary shareholders for calculating diluted net income per share	25,994	1,977,306	2,308,813
Denominator:
Weighted average number of ordinary shares outstanding—basic	113,620,774	337,883,964	355,625,970
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	27,231,627	24,875,327	6,470,848
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	—	3,270	1,170,713
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	—	—	12,563,600
Weighted average number of ordinary shares outstanding—diluted	140,852,401	362,762,561	375,831,131
Net income per share attributable to ordinary shareholders—diluted	0.18	5.45	6.14

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

Total contributions by the Group for such employee benefits were RMB79.7 million, RMB102.7 million and RMB128.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

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

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2018 and 2019, the restricted net assets of the Group’s relevant PRC entities amounted to RMB1,977.4 million and RMB3,493.4 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 52.9% of the consolidated net assets as of December 31, 2019. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 23.

20. SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating cost and expenses for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the Year Ended
	December 31,
	2017	2018	2019
	(RMB in thousands)
Processing and servicing cost	5,916	8,111	10,472
Sales and marketing expenses	6,611	18,223	28,611
Research and development expenses	17,089	33,169	42,977
General and administrative expenses	46,120	63,133	95,202
Total share-based compensation expenses	75,736	122,636	177,262

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2017, 2018 and 2019.

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

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2016	6,357
Additions under the 2017 Plan	22,860
Granted	(7,348)
Cancelled/forfeited	1,300
Expired	(2,686)
December 31, 2017	20,483
Granted	(7,576)
Cancelled/forfeited	926
December 31, 2018	13,833
Granted	(10,849)
Cancelled/forfeited	1,903
December 31, 2019	4,887

Stock options

1)    Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

			Weighted Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2016	29,100	0.0001	8.41	737,880
Granted*	6,848	0.0001
Exercised	—	—
Cancelled/forfeited	(1,300)	0.0001
December 31, 2017	34,648	0.0001	7.44	1,573,424
Granted*	6,263	5.1500
Exercised	(19,911)	0.0001
Cancelled/forfeited	(858)	1.9962
December 31, 2018	20,142	1.5164	7.95	353,559
Granted*	5,091	0.5000
Exercised	(7,798)	0.2548
Cancelled/forfeited	(1,194)	2.3996
December 31, 2019	16,241	1.7386	8.22	589,871
Vested and expected to vest as of December 31, 2019	15,427	1.7373	8.21	560,453
Exercisable as of December 31, 2019	3,827	1.4086	6.92	147,824
*	50,000, nil and nil stock options were granted to non-employee directors in 2017, 2018 and 2019, respectively.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2017, 2018 and 2019 was RMB38.1 (US$5.7), RMB27.8 (US$4.3) and RMB35.6 (US$5.0) per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2017, 2018 and 2019 was nil, RMB788.9 million (US$118.3 million) and RMB293.5 million (US$42.8 million), respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB73.8 million, RMB110.8 million and RMB125.1 million, respectively.

In August 2018, the Company modified the exercise price of 6,263,000 stock options granted under 2017 Plan to US$5.15. The incremental compensation expenses of RMB16.9 million (US$2.5 million) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

As of December 31, 2019, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group's employees, directors and non-employee directors was RMB331.6 million. Total unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.8 years and may be adjusted for future changes in estimated forfeitures.

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

	2017	2018	2019
Expected volatility	N/A	52.1%~54.9%	41.81%~42.09%
Risk-free interest rate (per annum)	N/A	3.65%~3.74%	1.80%~1.81%
Exercise multiples	N/A	2.2~2.8	1.5~2.5
Expected dividend yield	N/A	—	—
Expected term (in years)	N/A	9.8~10.0	10.0
Fair value of the underlying shares on the date of grants (US$)	3.82~7.58	3.70~4.57	5.02~6.02

2)    Stock options granted to non-employees

The following table sets forth the summary of activities for stock options granted to non-employees:

	Options	Weighted Average	Weighted Average	Aggregate
	Outstanding	Exercise Price	Remaining Contractual Life	Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2016	—	—	—	—
Granted	500	0.0001
Exercised	—	—
Cancelled/forfeited	—	—
December 31, 2017	500	0.0001	9.58	22,706
Granted	—	—
Exercised	—	—
Cancelled/forfeited	—	—
December 31, 2018	500	0.0001	8.58	12,439
Granted	—	—
Exercised	(90)	0.0001
Cancelled/forfeited	—	—
December 31, 2019	410	0.0001	7.58	19,864
Vested and expected to vest as of December 31, 2019	410	0.0001	7.58	19,864
Exercisable as of December 31, 2019	160	0.0001	7.58	7,752

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized for stock options granted to non-employees were RMB1.9 million, RMB2.3 million and RMB3.3 million, respectively.

As of December 31, 2019, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock options granted to the Group’s non-employees was RMB4.2 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 1.6 years and may be adjusted for future changes in estimated forfeitures.

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

		Weighted Average Grant Date
	Shares Outstanding	Fair Value
	(In thousands)	US$
December 31, 2017	—	—
Granted*	1,313	7.45
Vested	(8)	7.99
Cancelled/forfeited	(68)	7.02
December 31, 2018	1,237	7.47
Granted*	5,758	5.10
Vested	(292)	7.49
Cancelled/forfeited	(709)	5.78
December 31, 2019	5,994	5.39
*	100,000 and nil restricted share units were granted to non-employee directors in 2018 and 2019, respectively.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2018 and 2019 was RMB0.2 million (US$0.03 million) and RMB11.6 million (US$1.7 million), respectively.

For the years ended December 31, 2018 and 2019, total share-based compensation expenses recognized for restricted share units were RMB9.5 million and RMB48.9 million, respectively.

As of December 31, 2019, the unrecognized compensation cost, related to unvested restricted share units under the 2017 Plan was RMB170.2 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 3.1 years.

21. COMMITMENTS AND CONTINGENCIES

Debt obligations

The Group’s debt obligations are associated with 1) the Funding Debts and interest payable to Individual Investors on Juzi Licai and other funding partners; 2) the borrowings to support the Group’s general operations; and 3) the convertible notes issued by the Company in September 2019.

The expected repayment amount of the debt obligations are as follows:

	1 - 12	13 - 24	25 - 36	37 - 48	49 - 60 months
	months	months	months	months	and beyond	Total
	(RMB in thousands)
Funding Debts obligations
Liabilities to Individual Investors — Juzi Licai	793,356	—	—	—	—	793,356
Liabilities to other funding partners	2,962,172	450,595	—	—	—	3,412,767
Interest payments (i)	237,135	25,972	—	—	—	263,107
Total Funding Debts obligations	3,992,663	476,567	—	—	—	4,469,230
Short-term borrowings	1,977,691	—	—	—	—	1,977,691
Interest payments (i)	63,678	—	—	—	—	63,678
Total short-term borrowings obligations	2,041,369	—	—	—	—	2,041,369
Convertible notes	—	—	—	—	2,092,860	2,092,860
Interest payments (i)	44,183	42,439	42,439	42,439	125,804	297,304
Total convertible notes obligations	44,183	42,439	42,439	42,439	2,218,664	2,390,164
(i)	Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2019.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Shenzhen Fenqile, one VIE of the Group, has been named as a third party in a complaint filed in the Second Intermediate People’s Court of Beijing in December 2019 by Beijing Zhongtai Yingchuang Enterprise Management Co., Ltd. (the “Plaintiff”) against Yinglianshi Animation Culture Development (Beijing) Co., Ltd. (the “Defendant”). The complaint asserted that, among others, a transaction of RMB120.0 million, which the Group previously entered into with the Defendant to acquire the debt investment held by the Defendant, should be nullified and Shenzhen Fenqile should pay the purchase price of RMB120.0 million to the Plaintiff. The case is currently pending in the court. Based on currently available information, management is unable to estimate the ultimate outcome of such pending case, thus no contingent liability has been made as of December 31, 2019.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any liabilities in this regard as of December 31, 2018 and 2019.

22. SUBSEQUENT EVENTS

COVID-19 impact

Starting from January 2020, it was reported that a novel strain of coronavirus, later named COVID-19, spread worldwide. In response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, limitation of certain travels, economic and public activities and others. The COVID-19 pandemic is having adverse impact on overall economic conditions in China. The business and operations of the Group in the first quarter of 2020 were adversely affected, including but not limited to, (i) The overall personal consumption needs in China were negatively affected, which in turn affected the growth of Group’s e-commerce business and loan originations. (ii) The Group’s loan collection efforts were significantly restrained as the Group’s collection team is primarily based in Wuhan, which in turn negatively affected the performance and delinquency status of the loans. (iii) Borrowers may have less propensity or ability to repay their loans in this negative economic condition, which gave rise to an increasing potential credit risk. Consequently, the Group’s financial conditions and results of operations in the first quarter of 2020 have been adversely affected, including but not limited to negative impact to the growth of loan originations and operating revenues, and additional credit losses for receivables and financial guarantees caused by increased credit risk. The impacts may also have downward adjustments or impairment to the Group’s long-term investments if the impacts become other than temporary. Although the business and operations of the Group are gradually recovering from the disruption caused by the COVID-19 outbreak in China, the significant uncertainties surrounding the COVID-19 are still evolving. The extent of the business disruption and the related financial impact will depend on the future developments of the outbreak and cannot be reasonably estimated at this time.

Purchase of land use right

In February 2020, the Group successfully bid for a plot of land in Nanshan District in Shenzhen and entered into a land use purchase agreement with the municipal government for a total purchase price of approximately RMB1.0 billion. The Group has paid the first installment payment of RMB516.0 million in the first quarter of 2020.

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2018 and 2019, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			Note 2 (e)
ASSETS
Current assets
Cash and cash equivalents	875	139,917	20,098
Amounts due from subsidiaries and other related parties	243,552	2,449,933	351,911
Prepaid expenses and other current assets	356,554	15,243	2,190
Total current assets	600,981	2,605,093	374,199
Non-current assets
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	3,516,976	6,021,088	864,875
Long-term investments	28,166	77,054	11,068
Other assets	—	1,020	147
Total non-current assets	3,545,142	6,099,162	876,090
Total assets	4,146,123	8,704,255	1,250,289
LIABILITIES
Current liabilities
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	17,512	18,468	2,653
Accrued interest payable	—	12,136	1,743
Accrued expenses and other current liabilities	21,819	28,061	4,031
Total current liabilities	39,331	58,665	8,427
Convertible notes	—	2,046,051	293,897
Total non-current liabilities	—	2,046,051	293,897
Total liabilities	39,331	2,104,716	302,324
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 253,693,940 shares issued, 243,090,108 shares outstanding as of December 31, 2018; 1,889,352,801 shares authorized, 263,614,582 shares issued, 258,690,272 shares outstanding as of December 31, 2019)	160	170	24
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 108,147,199 shares issued and outstanding as of December 31, 2018; 110,647,199 shares authorized, 100,727,057 shares issued and outstanding as of December 31, 2019)	66	61	9
Additional paid-in capital	2,328,716	2,519,886	361,959
Accumulated other comprehensive loss	(14,308)	(7,288)	(1,047)
Retained earnings	1,792,158	4,086,710	587,020
Total shareholders’ equity	4,106,792	6,599,539	947,965
Total liabilities and shareholders’ equity	4,146,123	8,704,255	1,250,289

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2 (e)
Operating expenses:
General and administrative expenses	(1,989)	(15,686)	(18,514)	(2,659)
Total operating expenses	(1,989)	(15,686)	(18,514)	(2,659)
Interest (expense)/income, net	(9,134)	4,304	(14,085)	(2,023)
Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries	251,475	1,978,986	2,260,115	324,645
Other long-term investments related impairment	—	(12,739)	—	—
Investment income	—	18,753	57,391	8,244
Others, net	—	3,688	9,645	1,385
Income before income tax expense	240,352	1,977,306	2,294,552	329,592
Income tax expense	—	—	—	—
Net income	240,352	1,977,306	2,294,552	329,592
Pre-IPO Preferred Shares redemption value accretion	(82,117)	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	(132,241)	—	—	—
Net income attributable to ordinary shareholders	25,994	1,977,306	2,294,552	329,592

Net income	240,352	1,977,306	2,294,552	329,592
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(31,893)	643	7,020	1,008
Total comprehensive income	208,459	1,977,949	2,301,572	330,600

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 2 (e)
Net cash used in operating activities	(987)	(126,773)	(2,230,673)	(320,416)
Cash flows from investing activities:
Cash paid on long-term investments	(231,986)	(655,959)	(66,737)	(9,586)
Proceeds from disposal of long-term investments	—	—	9,000	1,293
Net cash used in investing activities	(231,986)	(655,959)	(57,737)	(8,293)
Cash flows from financing activities:
Proceeds from share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	—	95,125	—	—
Proceeds from initial public offering, net of issuance costs	654,319	—	—	—
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	49,775	170,790	348,264	50,025
Proceeds from issuance of convertible notes, net of debt discount	—	—	2,096,408	301,130
Payment of debt issuance costs	—	—	(24,048)	(3,454)
Payment of initial public offering expenses	—	(23,908)	—	—
Exercise of share-based awards	—	14	10,968	1,575
Net cash provided by financing activities	704,094	242,021	2,431,592	349,276
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3,193)	(28,773)	(4,140)	(596)
Net increase/(decrease) in cash and cash equivalents and restricted cash	467,928	(569,484)	139,042	19,971
Cash and cash equivalents and restricted cash at beginning of the year	102,431	570,359	875	127
Cash and cash equivalents and restricted cash at end of the year	570,359	875	139,917	20,098

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ income are presented as “Equity in income of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Income. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.