Form 20-F
period 2020-12-31
LexinFintech Holdings Ltd.
filed 2021-04-28
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Craig Yan Zeng, Chief Financial Officer

Telephone: +86 755 3637 8888

Email: IR@lexin.com

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.0001 per share)	LX	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 364,083,985 ordinary shares issued and outstanding, consisting of 267,356,928 Class A ordinary shares (excluding the 1,578,904 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan), par value US$0.0001 per share, and 96,727,057 Class B ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes  ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes  ☒  No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
•

“APR” in relation to a loan refers to the annualized percentage rate of all-in interest costs and fees charged to a borrower over the net proceeds received by the borrower; “nominal APR” refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans;

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

•	“GMV” refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.
•

“institutional funding partners” refer to third-party commercial banks, consumer finance companies and other licensed financial institutions as well as consolidated trusts and investors of our asset-backed securitized debts, who fund the loans originated to our users on our platform.

•	“Fenqile” or “our platform” refers to our online consumer finance platform;
•	“Juzi Licai” refers to our online investment platform where we matched funding from individual investors with user loans;
•

“new generation consumers” refer to (i) students enrolled in college programs or associate degree programs in colleges, or college students, and (ii) the working population aged between 18 and 36 with college or college education, or educated young professionals;

•

“originations” refer to the total principal amount of the loans we originate during the relevant period. The amount borrowed by users using flexible repayment options to finance the repayment of certain principal amount of an original loan is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations;

•

“our variable interest entities” refer to Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others, collectively;

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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of US$1.00=RMB6.5250, the exchange rate in effect as of the end of December 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the online consumer finance market in China;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships with users, funding sources, third-party guarantee companies and other business partners;
•	competition in our industry;
•	general economic and business conditions in China and elsewhere;
•	relevant government policies, laws and regulations relating to our industry; and
•	the outcome of any current and future legal or administrative proceedings.

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information
A.Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report, and adjusted for the presentation of revenue streams in three categories — online direct sales and services income, credit-oriented services income and platform-based services income for consistency with the current period presentation. For more information of the reclassification of prior-year presentation, see note 2(a) to the consolidated financial statements included in this annual report. Our selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data and Selected Operating Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” below.

	For the Year Ended December 31,
	2016	2017	2018(1)	2019(1)	2020(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Online direct sales	2,770,634	2,534,983	2,396,680	3,623,991	1,900,835	291,316
Membership services(3)	—	11,980	124,066	112,558	113,107	17,334
Other services(3)	5,060	19,970	79,848	92,292	68,890	10,558
Online direct sales and services income	2,775,694	2,566,933	2,600,594	3,828,841	2,082,832	319,208
Loan facilitation and servicing fees-credit oriented(3)	53,713	303,572	1,875,207	4,811,868	3,786,996	580,383
Interest and financial services income and other revenues(5)	1,508,791	2,636,364	2,920,485	1,146,824	1,418,892	217,455
Guarantee income(2)	—	—	—	—	2,319,693	355,509
Credit-oriented services income	1,562,504	2,939,936	4,795,692	5,958,692	7,525,581	1,153,347
Loan facilitation and servicing fees-performance based(3)	—	44,535	149,341	648,516	1,930,835	295,913
Loan facilitation and servicing fees-volume based(3)	488	30,785	51,269	167,458	106,007	16,246
Platform-based services income	488	75,320	200,610	815,974	2,036,842	312,159
Total operating revenue	4,338,686	5,582,189	7,596,896	10,603,507	11,645,255	1,784,714
Operating cost:
Cost of sales	(2,894,025)	(2,634,142)	(2,440,613)	(3,624,301)	(1,907,508)	(292,338)
Funding cost	(491,695)	(792,170)	(898,028)	(508,829)	(589,837)	(90,396)
Processing and servicing cost(4)	(114,323)	(223,916)	(324,005)	(642,126)	(1,413,212)	(216,584)
Provision for credit losses of financing receivables	(236,611)	(611,869)	(884,056)	(708,684)	(779,235)	(119,423)
Provision for credit losses of contract assets and receivables	—	—	(38,254)	(125,471)	(441,805)	(67,710)
Provision for credit losses of contingent liabilities of guarantee(2)	—	—	—	—	(2,880,590)	(441,470)
Total operating cost	(3,736,654)	(4,262,097)	(4,584,956)	(5,609,411)	(8,012,187)	(1,227,921)
Gross profit	602,032	1,320,092	3,011,940	4,994,096	3,633,068	556,793

Operating expenses:
Sales and marketing expenses(4)	(376,313)	(405,505)	(589,983)	(1,538,698)	(1,274,402)	(195,311)
Research and development expenses(4)	(127,317)	(235,292)	(320,165)	(415,995)	(474,265)	(72,684)
General and administrative expenses(4)	(87,364)	(203,635)	(279,859)	(412,117)	(451,284)	(69,162)
Total operating expenses	(590,994)	(844,432)	(1,190,007)	(2,366,810)	(2,199,951)	(337,157)
Change in fair value of financial guarantee derivatives, net	(5,942)	47,355	197,027	(212,256)	(707,442)	(108,420)
Change in fair value of loans at fair value	—	—	—	—	(47,282)	(7,246)
Gain on guarantee liabilities, net	—	—	108,316	196,063	—	—
Interest expense, net	(48,343)	(75,517)	(23,059)	(39,215)	(77,542)	(11,884)
Investment-related impairment	(5,635)	(932)	(15,215)	—	(69,156)	(10,599)
Investment income	—	—	18,753	52,211	7,885	1,208
Others, net	(10,799)	28,013	1,773	82,422	146,029	22,380
(Loss)/income before income tax expense	(59,681)	474,579	2,109,528	2,706,511	685,609	105,075
Income tax expense	(58,258)	(234,227)	(132,222)	(411,959)	(90,629)	(13,890)
Net (loss)/income	(117,939)	240,352	1,977,306	2,294,552	594,980	91,185
Pre-IPO Preferred Shares redemption value accretion	(62,299)	(82,117)	—	—	—	—
Income allocation to participating Pre-IPO Preferred Shares	—	(132,241)	—	—	—	—
Deemed dividend to a preferred shareholder	(42,679)	—	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(222,917)	25,994	1,977,306	2,294,552	594,980	91,185
Net (loss)/income per ordinary share
Basic	(2.01)	0.23	5.85	6.45	1.63	0.25
Diluted	(2.01)	0.18	5.45	6.14	1.56	0.24
Net (loss)/income per ADS (representing two Class A ordinary shares)
Basic	(4.03)	0.46	11.70	12.90	3.26	0.50
Diluted	(4.03)	0.37	10.90	12.29	3.13	0.48

Note:

(1)

We adopted Accounting Standards Codification, or ASC, 606, “Revenue from Contracts with Customers,” using the modified retrospective method on January 1, 2018, in accordance with U.S. GAAP. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting method under ASC 605. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results—Critical Accounting Policies—Revenue Recognition.”

(2)

We adopted ASC 326, “Financial Instruments—Credit Losses”, using the modified retrospective method on January 1, 2020. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as a separate financial statement line item within revenue as “Guarantee income” and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Guarantee receivables and liabilities.”

(3)

For the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, we reclassified certain prior year amounts for consistency with the current period presentation. See note 2(a) to our audited consolidated financial statements included in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 have been adjusted for the presentation of revenue streams for consistency with the current period presentation.

(4)	Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Processing and servicing cost	1,067	5,916	8,111	10,472	11,391	1,746
Sales and marketing expenses	4,009	6,611	18,223	28,611	32,486	4,979
Research and development expenses	9,068	17,089	33,169	42,977	46,116	7,068
General and administrative expenses	9,855	46,120	63,133	95,202	108,832	16,679

(5)

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

	As of December 31,
	2016	2017	2018	2019(1)	2020(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	479,605	1,126,475	1,148,292	2,085,234	1,563,755	239,656
Restricted cash-current	172,870	561,992	1,266,536	1,813,855	1,112,152	170,445
Restricted time deposits – current	8,000	6,750	344,212	1,962,293	1,779,458	272,714
Short-term financing receivables, net(2)	6,470,898	9,857,209	5,140,634	3,752,690	4,918,548	753,800
Prepaid expenses and other current assets	219,981	945,258	923,827	1,324,924	1,004,845	153,999
Deposits to insurance companies and guarantee companies	—	—	—	1,251,003	1,066,281	163,415
Guarantee receivables, net - current	—	—	395,025	1,183,278	756,197	115,892
Contract assets and service fees receivable, net - current(2)	—	—	946,293	2,971,976	3,707,649	568,222
Inventories, net	107,704	101,653	57,196	106,781	47,170	7,229
Restricted cash-noncurrent	—	46,889	82,306	86,537	163,999	25,134
Long-term financing receivables, net(2)	1,066,148	1,785,045	1,283,036	658,798	204,761	31,381
Guarantee receivables, net - non-current	—	—	116,208	281,699	218,654	33,510
Contract assets and service fees receivable, net - non-current	—	—	291,784	482,875	481,989	73,868
Long-term investments	24,887	23,485	186,073	511,605	521,802	79,970
Other assets	—	33,263	29,192	454,421	462,285	70,848
Total assets	8,720,135	14,729,584	12,470,575	19,236,294	20,345,165	3,118,032
Short-term borrowings	70,036	168,844	438,010	1,977,691	1,827,063	280,010
Short-term funding debts	6,968,488	10,525,134	4,646,041	3,755,528	4,685,935	718,151
Guarantee liabilities	—	—	456,276	1,726,368	—	—
Accrued expenses and other current liabilities	602,259	1,611,029	1,363,580	1,394,639	2,926,347	448,482
Funds payable to Individual Investors	—	—	782,109	618,749	—	—
Long-term funding debts	21,014	166,629	157,887	450,595	825,814	126,562
Convertible loans -non-current	698,179	—	—	—	—	—
Convertible notes -non-current	—	—	—	2,046,051	1,920,227	294,288
Total liabilities	8,706,216	13,028,058	8,363,783	12,636,755	14,814,427	2,270,410
Total mezzanine equity	625,570	—	—	—	—	—
Total shareholders’ (deficit)/equity	(611,651)	1,701,526	4,106,792	6,599,539	5,530,738	847,622

Note:

(1)

We adopted ASC 842, Leases, using the modified retrospective method. The consolidated balance sheet data as of December 31, 2019 and 2020 has been prepared in accordance with ASC 842, while the comparative information for those periods prior to January 1, 2019 has not been restated and continue to be reported under the accounting standards in effect for those periods.

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

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. It is possible that the PRC laws and regulations may change in ways that do not favor our development. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target users. If that happens, our business, financial condition and results of operations may be materially and adversely affected.

We launched our online consumer finance platform Fenqile in 2013, and have a limited operating history. As our business develops, or in response to competition, we have introduced, and may continue to introduce, new products and services or make adjustments to our existing products and services, or make adjustments to our business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent user qualifications to ensure the quality of loans on Fenqile, which may negatively affect the growth of our business. It is therefore difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;
•	expand our user base for our various products and services;
•	enhance our risk management capabilities;
•	diversify our funding sources;
•	maintain and enhance our relationships with our other business partners, including merchandise suppliers, data providers and financial service providers that participate on our platforms;
•	improve our operational efficiency;
•	continue to scale our technology infrastructure to support the growth of our platforms and higher transaction volume;
•	broaden our product and service offerings;
•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular, if any;
•	maintain the security of our platforms and the confidentiality of the information provided and utilized across our platforms;
•	cultivate a vibrant consumer finance ecosystem;
•	attract, retain and motivate talented employees to support our business growth;
•	navigate microeconomic conditions and fluctuations; and
•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

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

The online consumer financing industry in China is heavily regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Interim Measures for the Administration of Commercial Banks on Online Lending issued in July 2020, or the Commercial Banks Online Lending Measures, the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, and the Announcement No. 3 issued by the PBOC on March 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

As we rely primarily on our funding partners for our loan products, our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners whose businesses are highly regulated. To comply with such guidance, we may need to adjust our business model and our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which may adversely affect our business and results of operations. For example, the Circular 141 provides a series of guidance on the “cash loan” business of financial institutions, including, among others, (i) requiring financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interests or fees; (ii) requiring network microcredit companies to suspend the funding of micro loans with no specific consumption scenario or designated use of loan proceeds, and (iii) prohibiting banking financial institutions from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. For another example, the Commercial Banks Online Lending Measures provide a series of guidance on the online lending business of commercial banks, which stipulate that commercial banks shall manage and control the payment of loan and shall not outsource their core businesses (including the funding and settlement of loans and the credit approval) to third-party institutions, unless the commercial banks extend loans jointly with a third-party institution that has obtained governmental approval for operating lending business. In addition, the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Loan Business of Commercial Banks, or the Circular 24 stipulates that Commercial banks shall strengthen their role as the responsible party for risk control, independently manage internet loan risks, complete on their own the parts of the risk control process that have important influences on loan risk assessment and loan risk control, and refrain from outsourcing key parts of their pre-loan, mid-loan or post-loan management to external parties. To ensure compliance with the requirements of the Circular 141, the Commercial Banks Online Lending Measures, the Circular 24 and other applicable laws and regulations, we proactively adjusted our practice to cease charging borrowers any interests or fees and currently conduct a part of the investor protection program through our own qualified financial guarantee companies and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to users and pay a certain percentage of such fees to us. We cannot assure you that such changes in our business model would not materially and adversely affect our business and prospects, or that our efforts would ensure full compliance to the Circular 141 and other applicable laws and regulations.

In addition, to comply with the requirement in the Commercial Banks Online Lending Measures issued in July 2020 that commercial banks must include a mandatary process for the borrower to read the loan contract in the online loan application and set up reasonable mandatory reading time, we adjusted the user interface on our platform. In March 2021, the PBOC released the Announcement No. 3 to require all lending institutions to display the annualized rate of each loan product prominently on the website, mobile app, poster and any other channels where the product is marketed, and specify the annualized rate in the loan contract. In light of this, we further updated the interface on our platform as requested by certain funding partners, but we cannot assure you that our display of information is in full compliance with such requirements. We may need to make further changes to our platform to comply with potential additional requirements in the loan application process.

For another example, to comply with the laws and regulations applicable to consumer protection, including campus online lending, new borrowings taken by college students have been matched with funds from banking financial institutions, instead of from investors on peer-to-peer platforms and micro-credit companies since May 2017. However, we cannot assure you that we are able to identify all college students on our platform. Furthermore, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students, or the Notice on Internet Consumer Loan for College Students, issued by the CBRC, the PBOC and other agencies in February 2021 prohibits the cooperative institution of lending institutions from introducing college students to lending institutions and it is unclear to us whether facilitating college students borrowing from our funding partners would be deemed as “introduction college students to lending institutions.” The Notice on Internet Consumer Loan for College Students also sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including that the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirmations from second sources of repayment (such as parents, guardians, or other administrator of the college students) who acknowledge such internet consumer loan provided to such college student and agree that they will guarantee the repayment of the loan. As we primarily focus on serving the next generation consumers, many of whom are college students, we need to comply with the policies of our funding partners on identifying certain restricted borrowers, including college students. We rely on the self-confirmation of our consumers and external source of information to identify college students, and we may be required to incur additional costs on identifying college students among our potential users, or to even further implement rectification measures to terminate facilitating loans to college students.

In addition, we cannot assure you that the business operations of our institutional funding partners currently are, or will continue to be, in compliance with the relevant PRC laws and regulations. In the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks, and as a result, our business, results of operations, financial condition and prospects would be materially and adversely affected. For example, the Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection, require that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and good faith, and protect the legitimate rights and interests of consumers of financial products and services when providing financial products or services to such consumers. The Measures for Financial Consumer Protection also specify various requirements on banks and payment institutions to protect consumers’ financial information, including requirements on the collection, disclosure, notification, use, management, storage and confidentiality of such information. In the event our funding partners violate the provisions in the measures, they could become subject to penalties, including warnings, fines, suspension of business and revocation of required licenses, and as a result, we may need to adjust our business operations and our business, results of operations, financial condition and prospects would be materially and adversely affected.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented and will continue to implement various policies and procedures to conduct our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, due to the lack of detailed rules and the expectation that the relevant laws, regulations and rules may to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations and rules. The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further changes and interpretations. It is possible that new laws and regulations may be adopted, or that existing laws and regulations may be interpreted in other ways, which, along with any possible changes needed to fully comply with any existing or newly released regulations, could require us to further modify our business or operations. The cost to comply with such laws or regulations would force us to incur increased operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Changes in PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending could have a material adverse effect on our business.

The interest rate permitted to be charged on loans originated on our platform is subject to evolving PRC laws and regulations. For example, in August 2015, the PRC Supreme People’s Court issued the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretations (2015 version), which provide that (i) when the private lending interest rate agreed between the borrower and lender does not exceed an annual interest rate of 24%, the people’s court will uphold the interest rate charged by the lender, and (ii) when the private lending interest rate agreed between the borrower and lender exceeds an annual interest rate of 36%, the portion in excess of 36% is void and the people’s court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.

Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People’s Court in August 2017, or the Opinions for Financial Judgment Work, provide more detailed rules on the legal limits of interest and fees charged in connection with a loan and specify that if the borrower claims that the interest, compound interest, default interest, liquidated damages and other fees alleged by the financial institution lender are obviously higher than the losses actually suffered by the financial institution lender and the damages in excess of the amount calculated at the 24% annual interest rate should be invalid, such claims shall be upheld.

On August 20, 2020, the Supreme People’s Court implemented a revised judicial interpretation, or the Private Lending Judicial Interpretations (2020 version), to amend and replace the Private Lending Judicial Interpretations (2015 version), pursuant to which the cap for the private lending interest rate was lowered such that any total annual interest rate (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate (the “LPR”) as published on the 20th of each month will not be legally protected. For example, based on the LPR of 3.85% as published on August 20, 2020, such cap would be 15.4%. The Private Lending Judicial Interpretations (2020 version) shall apply to the first-instance cases involving private lending disputes accepted by the people's courts after the implementation of such revised judicial interpretation. While the Private Lending Judicial Interpretations (2020 version) stipulates that it does not apply to licensed financial institutions, the Supreme People’s Court’s prior rulings were inconsistent as to whether micro-credit companies would qualify as licensed financial institutions. In December 2020, the Supreme People’s Court issued the Official Reply to Issues on the Application of the Interpretations of the Supreme People’s Court of New Private Lending, which confirms that the interpretations shall not be applied to any disputes arising from the relevant financial business conducted by the microcredit companies, financing guarantee companies, regional equity market, pawn enterprises, financial leasing companies, commercial factoring companies and local assets management companies that are supervised by the local financial supervision governmental authorities. Meanwhile, pursuant to Commercial Banks Online Lending Measures, commercial banks shall clearly require in relevant written cooperation agreements that no cooperative institution, other than the insurance companies or institutions with guarantee qualifications, may charge borrowers any interest or fee in any form.

To further clarify the exact way of calculating “total annual interest rate,” the PBOC issued the Announcement No. 3 on March 2021, which confirms that the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

In addition, due to the fact that the laws and regulations are rapidly evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by licensed financial institutions or microcredit companies will be subject to the cap provided by any newly adopted laws or regulations. If our microcredit company is subject to any newly adopted cap in the future, we may need to lower the pricing of loans funded by our microcredit company or modify our business model. As of December 31, 2020, less than 0.2% of the outstanding loans that we facilitate are funded by our microcredit company.

Consequently, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. To ensure compliance with the caps, we may need to reduce the fees we charge to our institutional funding partners, subject to further negotiation with them. They may further lower the APR of their loans from time to time if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling. If our funding partners or us are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the limits permitted by the relevant laws and regulations, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with our funding partners could be materially and adversely affected.

If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2020, we cumulatively originated RMB446 billion (US$68.3 billion) in loans. In 2018, 2019 and 2020, we originated RMB66.1 billion, RMB126 billion and RMB177 billion (US$27.1 billion) in loans, respectively, for approximately 4.9 million, 9.9 million and 12.9 million active users. We strategically focus on serving new generation consumers and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Of all active users on our platform in 2018, 2019 and 2020, approximately 80%, 81% and 86%, respectively, were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected. In addition, through our Le Hua Card, we attract customers by connecting their preferred payment tools directly to their credit line with us, allowing them to draw down directly from their credit line when they make each individual purchase. If our connection with these payment tools is founded to be not fully compliant with relevant PRC laws and regulations on consumer finance protection, or if our other efforts in retaining existing users and attracting new users are challenged by other relevant existing or future laws and regulations or more strict enforcement, our ability to retain and attract users at efficient cost level may be materially and adversely affected.

In addition, the Announcement No. 3 provides that all lending institutions are required to display the annualized rate of each loan product prominently on the website or other channels where the product is marketed, which complements the Interim Measures for Administration of Internet Advertising stipulating requirements for publishing advertisements online and/or offline. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Advertising.” Although sufficient measures have been implemented by us to comply with these laws and regulations, we cannot assure you that all advertisements we display fully comply with the regulatory requirements. For example, our qualification of advertising or the authorization from our funding partners regarding our advertisements may be challenged, and the content of our advertisements is also subject to review and censorship of the government. If the relevant laws and regulations on internet advertising are strictly implemented, we may take additional measures to further modify the way we advertise and incur additional costs for consumer acquisition. Any failure to comply with such laws and regulations would materially and adversely affect our business, financial condition, results of operations and prospects.

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

However, the Circular 141 requires financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interest or fees to borrowers. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on the part of users and no security to the loans, among others. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” It is unclear whether our personal installment loans would be viewed as the “cash loans” specified in the Circular 141 and thus be subject to the provisions thereunder. The Commercial Banks Online Lending Measures further clarify, among others, that the commercial banks and consumer finance companies shall not accept any credit enhancement services directly or in disguised form, from third parties without qualification to provide guarantee, credit insurance or guarantee insurance.

Meanwhile, our investor protection practice may also be deemed as providing guarantee services without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by the China Banking and Insurance Regulatory Commission, or the CBIRC, and eight other PRC regulatory agencies and became effective on October 9, 2019. Pursuant to these Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including but not limited to the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties, including but not limited to suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities.

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

In an effort to ensure compliance with the requirements of those laws and regulations, we have proactively adjusted our practice and currently conduct a part of the investor protection program through our own financial guarantee companies which are qualified to provide financing guarantee for the users on our platform and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, our variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with a back-to-back guarantee or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed its guarantee or insurance obligation upon the defaults of our users. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to users and pay a certain percentage of such fees to us.

Due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we cannot assure you that our current investor protection mechanisms on our platform will be in full compliance with Circular 141, Commercial Banks Online Lending Measures, Financing Guarantee Regulations, the Financing Guarantee Supplementary Provisions or other existing and future laws and regulations. For example, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. It is uncertain whether we would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our current arrangements with institutional funding partners, third-party financing guarantee companies or commercial insurance companies. If our current investor protection mechanisms on our platform are deemed to be in violation of any applicable laws and regulations, we could be subject to penalties and/or be required to change our current business model and, as a result, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

In addition, due to the restriction on the outstanding guarantee liabilities and the minimum assets ratio of a financing guarantee company set forth in the applicable PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee,” we may not have sufficient capital to meet the required ratio and may be required to take measures such as increasing the registered capital of our own financial guarantee companies. Although we do not expect any difficulties of the required governmental approval, we cannot assure you that these measures will be successful and in the event that we do not have sufficient capital to meet the ratio requirement, our business prospects and results of operations may be adversely affected.

If our current collaboration with trust companies is deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

We have established trusts in collaboration with trust companies. As agreed with the trust company, we are designated as the service provider for such trusts. If a loan application is approved by us, the loans will be funded from the trusts to our users directly. Such trusts are funded from institutional funding partners and, in certain circumstance, from our own capital, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the State Council in July 1998 and amended in January 2011, prohibit facilitating loans to the public without the approval of the People’s Bank of China, or the PBOC, and the Circular 141 further set forth that banking financial institutions (including the trust companies) shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” There are uncertainties as to the interpretation of the relevant PRC laws and regulations and their applicability to our business. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. Funding loans without going through a network microcredit company or a trust may also render us to be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

In addition, in case that certain risk warning events set forth in the trust agreements occur, including, among others, when the utilization rate of funds in the trust has been less than a certain percentage for a period of time, the trust will no longer fund any loans and shall be dissolved in advance, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may be required to segregate our own assets from the assets of our institutional funding partners and borrowers.

The Guidelines require that internet finance institutions segregate assets of their clients in a custodian bank from their own assets. However, other than the Guidelines to Regulate Funds Custodian for Online Lending Intermediaries, there is no clear implementation of such requirement applicable to internet finance institutions, and the scope of internet finance institutions that are subject to such assets segregation liabilities remains unclear.

On our platform, we use our best efforts to separate our own assets from those assets of the institutional funding partners and the borrowers, including, without limitation, by relying on clearing banks and payment companies for transferring funds between the institutional funding partners and borrowers. However, in certain situations, the funds may be transferred between the institutional funding partners and borrowers through bank accounts under our names. Due to the lack of clarity in the interpretation and implementation of the assets segregation requirements, we cannot assure you that our current arrangement would not be deemed as a violation of the applicable laws and regulations, or that we would not be required to change our business operations in the future. In addition, the clearing banks and payment companies we currently cooperate with are subject to changing local laws and regulations, and they may be required to change their cooperation arrangements with us or cease such arrangements entirely. If any of the foregoing were to occur, our business, financial condition and results of operations would be materially and adversely affected.

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial condition and results of operations may be materially and adversely affected.

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2018, 2019 and 2020, we originated RMB66.1 billion, RMB126 billion and RMB177 billion (US$27.1 billion) in loans, respectively. As of December 31, 2018, 2019 and 2020, our outstanding principal balance of loans was approximately RMB32.4 billion, RMB60.6 billion and RMB76.5 billion (US$11.7 billion), respectively. Our financing receivables, net amounted to RMB6,424 million, RMB4,411 million and RMB5,123 million (US$785.2 million) as of December 31, 2018, 2019 and 2020, respectively. Our vintage charge-off rates as of December 31, 2020 were just over 4.0% for each vintage of a three-month period from January 1, 2015 through December 31, 2020. The quality of our loan portfolio may be negatively affected by a variety of factors, many of which are beyond our control. These factors include, among others, the slowdown and structural reform of the PRC economy, adverse development in general economic conditions, an increase in unemployment rates among our target users, epidemics and natural disasters. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.” The quality of our loan portfolio may also deteriorate if we are not able to manage credit risks. In addition, we may experience an adverse change in user credit risk as we expand our user base and offer new product features and higher credit lines to users. For example, while we have set certain requirements for the use of flexible repayment options, such as requiring minimum monthly repayments and keeping the user’s credit line at the approved amount, the flexible repayment options may affect our loan delinquencies and charge-offs as the outstanding principal balance of the new loan borrowed by a user using the flexible repayment options will be considered as current, as long as the user meets the payment schedule of the new loan agreed to by the user and us. We may also experience an adverse change in user credit risk if our credit assessment and control process fail to effectively contain the credit exposures of higher-risk users in using our existing or new credit products. Moreover, our risk management system and policies are subject to change from time to time. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

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

If we are unable to effectively maintain and manage the quality of our loan portfolio due to any reason, the delinquency rates and the charge-offs of our loan portfolio may increase. In some types of loans we facilitate, the service fees we would receive from institutional funding partners are related to the quality and performance of the loans. If we fail to identify the risks in such loans, we may receive reduced service fees or even no service fees. Moreover, if the quality of our loan portfolio were to deteriorate, institutional funding partners may be unwilling to offer favorable terms in our cooperation or even decide not to continue to cooperate with us, and users may seek to revise the terms of their loans or reduce the use of our platform for borrowing. If any of the foregoing were to occur, our business, competitive position, financial condition and results of operations may be materially and adversely affected.

We need adequate funding at reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured.

The growth and success of our operations depend on the availability of adequate funding to meet user demand for loans on our platform. We derive our funding for our platform from a variety of sources and types of investors, including our institutional funding partners on our platform, investors of asset-backed securities, and, historically, individual investors on Juzi Licai. We have obtained the majority of our funding from institutional funding partners since 2018. The outstanding balance of loans invested by individual investors on Juzi Licai was reduced to zero in December 2020 as we shifted our business model away from individual funding in line with regulatory guidance. Our ability to diversify funding sources is subject to the development of regulatory requirements. For example, the Circular 141 prohibits banking financial institutions from providing loans to persons without source of income or investing in asset-backed securities with underlying assets consisting of “cash loans” or “campus loans.” If college students are deemed as persons without source of income, the funding of loans to college students provided by financial institutions may need to be terminated. Although investors of asset-backed securities were not our major source of funding in historical periods, to the extent we intend to increase funds obtained through asset-back securities, the foregoing requirement would affect the amount of funding that we could obtain through this channel. In addition, the Notice on Internet Consumer Loan for College Students issued in February 2021 sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including that the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirmations from second sources of repayment (such as parents, guardians, or other administrator of the college students) who acknowledge such internet consumer loan provided to such college student and agree that they will guarantee the repayment of the loan. We have to comply with the policies of our funding partners on identifying certain restricted borrowers, including college students. Therefore, we may be required to incur additional costs on identifying college students among our potential users, which will increase our cost of attracting and retaining users. Moreover, to the extent there is insufficient funding from funding partners willing to accept the risk of default posed by potential users or the particular type of funding could be matched to only certain group of our users due to restrictions imposed by current or existing laws or regulations, our platform will be unable to fund certain loan originations. If adequate funds are not available to meet users’ demand for loans, loan originations on our platform may be significantly impacted. Also, to the extent that risk-adjusted return requirements of our funding sources change, funding sources may choose not to fund loans originated on our platform. In addition, our growth strategy involves offering our users competitively priced financial products and services. As the online consumer finance market is intensely competitive, we may attempt to further reduce our funding cost by modifying the investment products offered to our investors and the terms and conditions of cooperation agreements with our funding partners. To the extent that our funding sources find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding. As some of our funding partners require us to provide deposits and compensate them in case of default while others do not require such deposits but offer us less favorable terms, we have to adjust our funding model from time to time to balance the amount of deposits paid to funding sources and the commercial viability of funding terms. If our platform is unable to provide potential users with loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to that of our competitors, it would harm our business, financial condition and results of operations.

Our expansion into offering our users higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving an increased number of new generation consumers, may expose us to new challenges and more risks.

We have a limited operating history and have been rapidly expanding our products and services and our user base since our inception. For example, we started to offer personal installment loans to our users in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow users who meet our criteria to reschedule or postpone their current monthly payment. In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, fashion accessories, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, and virtual goods. To serve our expanded user base and our users’ evolving credit needs, we continuously offer new credit products and offer our users higher credit lines as they obtain higher incomes with greater ability to repay. In 2019, we launched our Le Card membership and benefits program to offer a wide range of savings, benefits and membership privileges across various retailers, products, channels, and brands. Expansion into diverse new products and service categories involves new risks and challenges. Our lack of familiarity with these new product and service offerings and lack of relevant user data may make it more difficult for us to anticipate user demand and preferences and manage credit risk. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints and become subject to costly product liability claims as a result of selling certain products, which would harm our brand and reputation as well as our financial performance. We cannot assure you that we will be able to recoup our investments in introducing these new product and service categories. In addition, as our user base shifts to consist of more new generation consumers, it may also make it more difficult for us to accurately assess the credit risks of these new users due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to lack of historical data. Serving a changing user base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks we encounter when executing our growth strategies, our business and results of operations could be materially and adversely affected.

If our credit assessment and risk management model is ineffective, or the credit and other information that we receive from prospective users and third parties is inaccurate and thus does not accurately reflect the user creditworthiness, the accuracy of our credit assessment and risk management will be adversely affected.

Our ability to effectively segment users into appropriate risk profiles, attract and retain users, and to offer funding partners attractive risk-adjusted returns depend on the effectiveness of our credit assessment and risk management model as well as accurate information on user creditworthiness. We rely on our proprietary Hawkeye engine to assess credit risk of users. While we continuously improve our risk management capabilities by updating the algorithms, data processing and other technology for the Hawkeye engine, if the model contains systematic technical or other errors, is ineffective in analyzing data, or contains other flaws, the accuracy of our credit assessment and the effectiveness of our risk management will be adversely affected, which could materially and adversely affect our business and results of operations.

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

Our existing and new loan products and financial services could fail to attain sufficient market acceptance for many reasons, including:

•	users may not find the terms of our loan products, such as the costs and credit limits, competitive or appealing;
•	we may fail to predict market demand accurately and provide loan products and financial services that meet this demand in a timely fashion;
•	users, investors and institutional funding partners using our platforms may not like, find useful or agree with, the changes we make;
•	there may be defects, errors or failures on our platforms;
•	there may be negative publicity about our loan products or financial services, or our platform’s performance or effectiveness;
•	regulatory authorities may take the view that the new products, financial services or platform changes do not comply with PRC laws, regulations or rules applicable to us or our funding partners;
•	regulations or rules applicable to us or our funding partners; and
•	there may be competing products or services introduced or anticipated to be introduced by our competitors.

If our existing and new loan products and services and investment products do not maintain or achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be materially and adversely affected.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

We generate financial services income by charging fees from the users on our platform through our own guarantee companies and from third-party guarantee companies, who in turn charge guarantee service fees to our users. We also generate financial services income by charging fees from financial institutions. These fee rates may also be affected by a change over time in the mix of the types of products we provide to our users and partners, the macroeconomic factors, as well as the competition in the online consumer finance industry. For example, the amount of facilitation and servicing fees on performance-based loans we charge from our funding partners is increasing. As we receive a generally lower fee rate for such loans, it may decrease our profitability. In line with the general regulatory trends in enforcing a lower maximum percentage on fees charged for financial services, we may have to further reduce our fee rates. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

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

The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity or any publicized incidents in connection with the use of our products or services, whether or not we are negligent or at fault, including but not limited to those relating to our management, business, compliance with the law, financial condition or prospects and our business operations related to campus online lending, whether with or without merit, could severely compromise our reputation and harm our business and operating results. Negative publicity associated with fabricated or malicious reports to the government authorities on our products or services made by competitors or our users may also adversely affect our brand image and reputation and undermine our trust and credibility. As China’s consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has instituted specific rules, including the Guidelines, Interim Measures, and the Circular 141, to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development or perception of the consumer finance industry as a whole, including campus lending, even if factually incorrect or based on isolated incidents or as a result of conduct by other market players, could compromise our image, undermine our trust and credibility, and negatively impact our ability to attract new users, investors and institutional funding partners. Other negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular user, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. For instance, since 2015, there has been a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance industry in China. In addition, any actual or claimed incidents related to extreme user behaviors or aggressive or illegal loan collection activities may harm our reputation, and if users, investors or institutional funding partners associate us with other peers in the industry who have been implicated in such incidents, they may be less willing to engage in borrowing or funding activities on our platform. In the ordinary course of our business, we may need to bring lawsuits against certain borrowers for delinquent loans. If courts do not support our claims, such legal proceedings may also negative impact our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Fraudulent activities on our platforms or that target our users could negatively impact our operating results, brand and reputation.

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling user and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our new generation consumers may be more susceptible to fraud due to their limited financial knowledge and experience in using financial services. They may not be well equipped to detect sophisticated fraudulent schemes that directly target them. For instance, our users may be encouraged by third parties or organized criminal groups to incur personal installment loans on our platform and transfer the proceeds to them, who have no intention to repay, ultimately resulting in default. Other scammers may pretend to be us, offer our users fraudulent loans and charge fraudulent “service fees” to our users. We provide our users with education on financial planning and management, including on the concept of credit, credit and personal information protection, fraud and identity theft prevention. However, we cannot assure you that these efforts will be effective in preventing fraud. While we have not historically experienced any significant incident of fraud that caused material losses to us, significant increases in fraudulent activities on our platform would divert significant resources from us in cooperating for the investigations, and we may be ordered to compensate for the loss in the scams, which could negatively impact our brand and reputation, increase our operational costs, result in losses to us and our funding sources, reduce loan originations on our platform and lead us to take additional steps to reduce the risk of fraud and further increase our costs and expenses. High-profile fraudulent activity could also lead to regulatory intervention and may divert our management’s time and attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our business, results of operations and financial condition could be materially and adversely affected.

If we fail to maintain cooperation with our funding partners or to maintain sufficient liquidity to originate loans to our users, our reputation, results of operations and financial condition may be materially and adversely affected.

Our institutional funding partners typically agree to provide funding to our users who meet their predetermined criteria, subject to their approval process. These agreements have fixed terms ranging from one to two years. Some of these agreements have automatic renewal options upon expiration. In addition, while our users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our institutional funding partners, the funding institutions may implement additional requirements in their approval process outside of our monitor and control. Thus, there is no assurance that our institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity, either because they could decline to fund user loans originated on our platform or decline to renew or renegotiate their participation on our platform. Moreover, some institutional funding partners have required that in the event where the repayment of loans by the borrower is overdue for a certain period of time, the funding partner would have the right to terminate the loan and is entitled to a compensation equal to the amount of the outstanding principal and interests from the us or our affiliated guarantee companies. If we are unable to provide such compensation, the funding partner may terminate the cooperation with us, which in turn may negatively affect the confidence of other funding partners in us. In such events, our liquidity, the availability of our investor protection funds and our business prospects will be adversely and negatively affected.

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

We have experienced rapid growth since we commenced our online consumer finance business. Our total operating revenue increased significantly from RMB7,597 million in 2018 to RMB10,604 million in 2019 and further to RMB11,645 million (US$1,785 million) in 2020. We originated RMB126 billion and RMB177 billion (US$27.1 billion) in loans in 2019 and 2020, respectively. However, there can be no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our operating revenue may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing in the growth of China’s online consumer finance industry, difficulties in delivery and fulfillment of online purchases, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have cooperated extensively with JD.com, from which we source a significant portion of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected. In addition, we have third-party sellers on our online marketplace on the e- commerce channel. We do not have as much control over the quality, storage and delivery of products sold on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our website, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our website, or for products sold on our website or content posted on our website that infringe on intellectual property rights, or for other misconduct, including carrying out fictitious transactions or deleting unfavorable comments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.”

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of our business, including but not limited to the online retail, the online finance industries and audio-visual program operations. The PRC government extensively regulates the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, which may result in significantly disruptions to our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. We are also required to obtain certain licenses and permits for our online consumer financing and microcredit services. See “Item 3. Key Information—D. Risk Factors—The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with PRC laws and regulations may affect our business.”

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) in July 2017, which will remain valid until July 2022, and certain value-added telecommunications service license for online data processing and transaction processing in July 2019, which will remain valid until July 2024. Our membership platform, Le Card, operated by Mengtian Technology, one of our variable interest entities, has obtained certain value-added telecommunications service license for the operations of internet content service in January 2019, which will remain valid until January 2024. It is uncertain if our variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. In addition, we launched Xiaofeihao on Fenqile as an innovative marketing channel for merchants to offer their products and services in attractive ways, such as short videos, which may involve the transmission of audio-visual programs through the internet and may be required to hold an Audio-Visual Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment—Licenses and Permits.” However, according to the applicable PRC laws and regulations, only entities wholly owned or controlled, directly or indirectly, by the PRC government, are eligible to apply for an Audio-Visual Permit. As such, we are not eligible to apply for and currently do not hold such an Audio-Visual Permit. If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

In addition, we engage in network microcredit business through Ji’an Fenqile Network Microcredit Co., Ltd., or Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2020 and will remain valid until July 2021. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out. We cannot assure you that Ji’an Microcredit will be able to maintain or renew its microcredit license if the draft measures are implemented. Although we believe that Ji’an Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding from Ji’an Microcredit but are unable to maintain or renew the microcredit license or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to uncertainties surrounding the 2021 Draft Measures for Credit Reporting Business, the implementation of which may have an adverse impact on our business, financial condition and results of operations.

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and became effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Enterprises or individuals engaging in personal credit reporting business shall obtain a license from the PBOC. Enterprises or individuals shall not engage in personal credit reporting business without the approval by the PBOC. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including ban of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 or criminal liabilities.

On January 11, 2021, the PBOC released the 2021 Draft Measures for Credit Reporting Business (Draft), or the 2021 Draft, for public consultation. The 2021 Draft defines “credit information” as information that “serves the financial and economic activities and is used to determine individuals and enterprises credit status, which including but not limited to, identity, address, transportation, communication, debt, property, payment, consumption, production, performance of statutory obligations, and information originated from analysis and evaluation of credit status of individuals and enterprises based on the foregoing information”. The 2021 Draft also requires, among other things, that information processors who collaborate with credit reporting agencies shall enter into cooperation agreements and file such cooperation agreements with the PBOC or its provincial counterparts. The 2021 Draft applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China as well as such activities carried out outside China but targeting Chinese residents. Separately, entities providing “credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, etc.” are also subject to the 2021 Draft.

The 2021 Draft was released for public consultation only, and significant uncertainties exist with respect to its enactment timetable, interpretation and implementation. For example, the 2021 Draft does not specify what constitutes “activities relating to credit reporting business”. It is also silent on what activities may be deemed as “credit reporting function services”. Further, the 2021 Draft does not deny the legitimacy of existing data analytics and/or precision marketing service providers in the financial services industry, nor does it provide a clear guidance or execution rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the 2021 Draft.

If the 2021 Draft is promulgated in its current form, and if we are found to be carrying out credit reporting business or credit reporting function services by the PRC authorities, we may be required to obtain a personal credit reporting business license or pursue other avenue to ensure compliance. We will closely monitor and assess the trajectory of the rule-making process. In the event that a final version of the 2021 Draft is adopted and in light of its significant uncertainties, we may incur significant costs and expenses in an effort to address its requirements and to make necessary changes to our policies and practices, including obtaining an personal credit reporting business license or if we are deemed as an information processor, we may be required to collaborate with a licensed credit reporting agency and file agreements with the PBOC or its provincial counterparts. Any failure or perceived failure by us to comply with the enacted version of the 2021 Draft and other related laws and regulations in the future could have an adverse effect on our business, financial condition and results of operations.

New laws and regulations may impose additional requirements and other obligations on our e-commerce business, which may materially and adversely affect our business, financial condition and results of operations.

In addition to requirements of licenses and permits, PRC laws and regulations also require e-commerce platform operators to take measures to protect consumer rights. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce.” Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. For example, the E-Commerce Law requires e-commerce platform operators to take necessary actions if the merchants on the platform fail to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operations.

Moreover, under the E-Commerce Law, except for in certain circumstances, all e-commerce operators, including e-commerce platform operators and merchants on these platforms, shall register with local branches of the State Administration for Market Regulations, or the SAMR, provide identity information of merchants on their platform to local branches of SAMR and prompt any merchants failing to make such registrations to comply with the relevant registration requirements. We have required merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants and fail to attract potential merchants who may not be willing to cooperate with us in full compliance with the E-Commerce Law. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations to (i) ensure platforms’ security, including but not limited to protection of data privacy, (ii) ensure fair dealing and protect the legitimate rights and interests of consumers on the platform, (iii) publicize transaction information preservation and transaction rules, and (iv) protect intellectual properties. In addition, the Measures for the Supervision and Administration of Online Transactions which become effective on May 1, 2021 specify that online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law and the Measures for the Supervision and Administration of Online Transactions in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under relevant laws and regulations, we may be subject to fines and/or other sanctions, which may have a material adverse impact on our business and results of operations.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting certain travels, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. We took a series of measures in response to the outbreak and adjusted our IT and technology systems to accommodate remote working. These steps taken increased our costs, lowered our efficiency, reduce our ability to market our products, and disrupted our normal operations. Return to operations after the Chinese New Year holiday was significantly delayed and impacted as a result, and our operations were adversely impacted.

The outbreak had temporarily suspended our offline marketing activities as well as impeded our e-commerce operations. Normal e-commerce activities were delayed and logistics did not fully return to normal after the Chinese New Year holiday in 2020. Delays in the delivery of our merchandise sold on our platform to the customers occurred, which may in turn adversely affect our revenue and financial condition as well as our customer experience. This outbreak had also caused restrictions on our employees’ and other service providers’ ability to travel, which in turn impaired our ability to conduct business activities that require face-to-face meetings and signings, such as discussions with our business partners and our funding partners as well as offline marketing efforts. It had also negatively impacted the effectiveness of our collection efforts, as our collection team is primarily based in Wuhan, which required us to increase the amount of allowance for credit losses. As a result of any of the above developments, our business, financial condition and results of operations in the first half of 2020 were adversely affected.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China has experienced lower domestic consumption in the first half of 2020, and may experience further economic uncertainty, which may also impact us in a materially negative way. As our customers experience greater economic uncertainty, potential or actual unemployment, they may become less confident in economic recovery and less inclined to consume or borrow, which could then materially impact our business. Users may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact directly our delinquencies, bad debt, charge-offs, and other credit statistics. This resulted in an upward adjustment in our provision of financial assets subject to credit losses and guarantee liabilities and adversely affected our financial condition and results of operations in the first half of 2020. In the negative economic environment caused by COVID-19, we have and may also continue to need to adjust our credit scoring model and lower our approval rates, in order to mitigate against any potential credit risks. This may in turn negatively impact our revenues and our growth. If there is an upward trend in the debt ratio and an increase in the delinquency rate among Chinese consumers, in particular the new generation consumers, more stringent regulations on the consumer finance industry may be promulgated to control the credit risk, which may also materially and adversely affect our business.

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

Many of the quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since March 2020. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain and will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in consumer behavior due to the prolonged impact of COVID-19, the actions taken by government authorities to contain the outbreak and stimulate the economy to improve business condition, all of which are beyond our control.

Starting from the fourth quarter of 2020 and extending to the first quarter of 2021, a few waves of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. If a number of new cases of COVID-19 were to emerge in the cities we have offices, we may need to close our offices and undertake other preventive measures. The extent to which the COVID-19 pandemic may continue to affect our operations and financial performance will depend on its future developments, which are highly uncertain and cannot be predicted. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our users are willing to borrow, and the interest rates at which our funding partners are willing to lend. Specific benchmark rates may fluctuate as a result of changes in economic conditions and governmental policies. For example, the People’s Bank of China lowered its benchmark lending rates in February 2020 and further in April 2020 as China’s economy continued to be threatened by the COVID-19 outbreak. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our users. For example, in a falling interest rate environment, potential users may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the expected rates of return on our investment products may be reduced, and our profitability may be adversely affected.

We rely on the sale of computers, smartphones and other consumer electronics for a significant portion of our loans originated to finance user purchases on our e-commerce channel.

Historically, online sales of electronic products, including computers and smartphones, have accounted for a majority of purchases on our e-commerce channel, and thus a significant portion of online direct sales and services income. Electronic products sold on our e-commerce channel accounted for approximately 52%, 53% and 43% of our total loans originated to finance user purchases on our e-commerce channel in 2018, 2019 and 2020, respectively. We expect that sales of these products will continue to translate into a significant portion of our total operating revenue and loans originated to finance user purchases on our e-commerce channel in the near future. We have increased our offerings on our e-commerce channel to include other product categories, and we have continuously added new products within each product category. However, due to the demographic characteristics of our target user cohort and their demand, our sales of these new products and services may not increase to a level that would substantially reduce our dependence on the sales of electronic products. We face intense competition from online sellers of electronic products and from established companies with physical stores that are moving into online retail, such as Taobao.com, Tmall.com, JD.com and Suning.com. Any event that results in a reduction in our sales of electronic products could materially and adversely affect our ability to maintain or increase the level of our operating revenue and loan originations and to maintain or improve our business prospects.

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

We incurred net losses in the past while we had a net income in 2018, 2019 and 2020, respectively. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving new generation consumers and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. In addition, we historically had relatively low charge-off rates. Our vintage charge-off rates as of December 31, 2020 for each vintage of a three-month period from January 1, 2015 through December 31, 2020 were just over 4.0%. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

If we fail to keep up with technology advancements, our business, results of operations and prospects may be materially and adversely affected.

We utilize AI and machine learning technology to operate and improve our credit assessment and risk management model, improve our operational efficiency, and conduct targeted marketing. The success of our business will depend, in part, on our ability to adapt and respond effectively to the technology advancements on a timely basis. The online consumer finance industry is rapidly evolving with continuous technological changes. If we are unable to develop and improve our technological capabilities that keep pace with rapid technological and industry changes, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to access credit and manage risk more effectively, such technologies could adversely impact our ability to compete effectively more effectively. We must continue to invest substantial resources in research and development to enhance our technology. We may not be able to execute our technological strategies successfully due to a variety of reasons such as technical difficulties, inaccurate predictions of industry trend and demand, or lack of necessary resources. Failure to keep up with technological advancements may result in less attractive products and services and reduced credit assessment and risk management abilities, which may in turn materially and adversely affect our business, results of operations, and prospects.

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

We have adopted user-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods (2020 version, consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to E-Commerce” and “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.” These policies improve users’ shopping experience and promote user loyalty, which in turn help us acquire and retain users. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in a loss of existing users or failure to acquire new users at a desirable pace, and may materially and adversely affect our results of operations as a result.

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

On February 7, 2021, the Anti-monopoly Committee of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. The Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibit certain monopolistic acts of internet platforms so as to preserve market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance, such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displayed, using bundle services to sell services or products, and compulsory collection of unnecessary user data. As the Anti-Monopoly Guidelines for Internet Platforms were newly promulgated, it is uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties and need to adjust some of our business practice, which could be costly.

We have granted, and may continue to grant, low and nominally priced share options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced share options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2018, 2019 and 2020, we recorded an aggregate of RMB122.6 million, RMB177.3 million and RMB198.8 million (US$30.5 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If the total addressable market for our target user cohort is smaller than what we believe it is, our results of operations may be adversely affected, and our business may suffer.

It is very difficult to estimate the total addressable market for our target user cohort due to factors such as market demand, PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online consumer finance industry in China. We believe that our total addressable market of users consists of new generation consumers. However, if there is less demand than we anticipate for loan products offered on our platform, it may materially and adversely impact our business, financial condition and results of operations.

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

In addition to the impact of COVID-19, our business could also be adversely affected by the effects of epidemics, including avian influenza, sever acute respiratory syndrome (SARS), influenza A (H1N1), Ebola, Zika virus, H7N9 flu, avian flu or another pandemic. Any such occurrences could cause sever disruption to our daily operations. In recent years, there have been outbreaks of epidemics in China and globally. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shenzhen, where most of our directors and management and a significant portion of our employees currently reside. Most of our in-house and outsourcing collection team, customer service team are located in Wuhan, Changsha and Nanchang. Most of our system hardware and back-up systems are hosted in leased facilities located in Shenzhen, Guangzhou and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shenzhen, Wuhan, Guangzhou and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shenzhen, Wuhan, Guangzhou, Beijing, or any other city where we have major operations in China, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;
•	general market conditions for financing activities by internet companies; and
•	economic, political and other conditions in the PRC and elsewhere.

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

For example, the Internet Security Law released by the Standing Committee of the National People’s Congress in November 2016 provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 352732020) in March 2020, which took effect in October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and means for processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. In addition, a draft of Data Security Law, a draft of Personal Information Protection Law and a draft of the Interim Provisions on the Protection and Management of Personal Information of Mobile Internet Applications were published to solicit public comments on July 3, 2020, on October 21, 2020 and on April 26, 2021, respectively. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

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

Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the personal information protection and data security laws and regulations, such as Internet Security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected.

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

In addition, from time to time, we may be subject to other legal proceedings and claims arising from our ordinary course of business. In September 2020, we and certain of our officers and directors were named as defendants in two putative federal securities class actions, one of which was voluntarily dismissed by the plaintiffs while the other of which remains in its preliminary stages. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. We are currently unable to estimate the possible outcome or possible range of loss, if any, associated with the resolution of this case. Any adverse outcome of this and other cases could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

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

According to the applicable anti-money laundering laws and regulations as described in detains in “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Anti-Money Laundering,” internet finance service providers are required to comply with certain anti-money laundering requirements, such as the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering.

The PBOC released the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions recently, which will become effective in August 2021. It provides that financial institutions, including internet micro-credit companies, shall establish a self-assessment system for anti-money laundering and anti-terrorism financing risks at the headquarters level, regularly or from time to time assess the anti-money laundering and anti-terrorism financing risks, and report the self-assessment to the PBOC or its local branches within ten business days from the date of approval by the board of directors or senior management. Financial institutions shall, in accordance with the provisions and in combination with the relevant requirements of the internal control system and risk management mechanism, perform the obligations of customer due diligence, customer identity information and transaction records preservation, large amount transaction and suspicious transaction reporting.

We have implemented various policies and procedures, including internal controls, collaborations with relevant regulatory authorities, and “know-your-customer” procedures, for anti-money laundering purposes. We have also established access to the Anti-Money Laundering Internet Monitoring Platform to report large-sum transactions and suspicious transactions thereon in accordance with the relevant requirements. In addition, we rely on our institutional funding partners and payment processors, in particular the online payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures in compliance with the PBOC requirements. Certain of our institutional funding partners and the online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC.

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

The investments and acquired assets or businesses may not generate the financial results we expect. Moreover, these investments, as well as potential future investments we may make, may require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

•	risks associated with the assimilation of new operations, services, technologies and personnel;
•	unforeseen or hidden liabilities;
•	the diversion of resources from our existing businesses and technologies;
•	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and
•	the potential loss of, or harm to, relationships with employees and marketplace users as a result of the integration of new businesses or investment.

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

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis. For instance, in the preparation of the unaudited condensed consolidated financial information for the second quarter of 2019, we uncovered certain control deficiencies which led to accounting errors in our unaudited condensed consolidated financial information for the first quarter of 2019. The accounting errors were corrected and disclosed in our earnings release for the quarter ended June 30, 2019 on Form 6-K. We have undertaken remedial measures to improve our quarter-end closing procedures and addressed the relevant control deficiencies. Moreover, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any material weaknesses or deficiencies in the future may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

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

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19 the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business and financial condition.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with certain exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Revision), and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our PRC subsidiaries and our variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress, or the NPC, passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the operation of our businesses conducted through our variable interest entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2020) jointly promulgated by the Ministry of Commerce and the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investments, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the financial results of the variable interest entities into our financial results, and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and part of our business operations.

We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate our business in areas where foreign ownership is restricted. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transaction—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China —Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

Furthermore, the contractual arrangements provide that (i) as requested by our WFOEs from time to time, our  variable interest entities will unconditionally sell all of their assets to the extent permitted by PRC law to our WFOEs, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) our variable interest entities or their respective shareholders will pay to our WFOEs, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to our WFOEs, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation. Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the variable interest entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over our variable interest entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct part of our business.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control our variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The shareholders of our variable interest entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our variable interest entities and the validity or enforceability of our contractual arrangements with our variable interest entities and their shareholders. For example, in the event that any of the individual shareholders who holds any equity interests in some of our variable interest entities divorces his or her spouse, the spouse may claim that the equity interest of the variable interest entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those variable interest entities by us. Similarly, if any of the equity interests of some of our variable interest entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the variable interest entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of some of shareholders of some of our  variable interest entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the variable interest entities and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs or their subsidiaries, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

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

If we exercise the option to acquire equity interest of the variable interest entities, the equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in our variable interest entities from our variable interest entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our variable interest entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must be qualified and have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Currently no applicable PRC laws or regulations provide clear guidance or interpretation on these requirements. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with the variable interest entities or their shareholders before we are able to comply with these and other requirements.

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

The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 had a significant adverse impact on China’s economic growth for the full year of 2020. According to statistics from the National Bureau of Statistics of China, China’s GDP grew by 2.3% in 2020. The macroeconomic slowdown in China from COVID-19 appears to have weighed on growth in the online consumer finance market during the first half of 2020, and may continue to weigh on such growth in the future. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC.  The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations.

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

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the owner’s equity in the latest audit report of such domestic enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19 became effective as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign- invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, securities investment (except for guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprises). In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

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

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for Internet Platforms, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our potential acquisitions of other entities that we may make in the future (whether by ourselves, our subsidiaries or through our variable interest entities) and that meets the criteria for declaration may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalties, including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises”, or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15% when they meet the conditions on preferential tax rate, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Qianhai Juzi is qualified as an HNTE for the three years ending December 31, 2017, 2018, and 2019. In March 2020, Mengtian Technology and Shenzhen Lexin Software Technology Co., Ltd. received confirmation from the relevant PRC government agencies that they qualify as HNTEs for the three years ending December 31, 2019, 2020, and 2021, and will need to re-apply for HNTE qualification in 2022. However, Mengtian Technology failed to satisfy the accreditation conditions concerning tax incentives of HNTEs in 2020, and the status of Qianhai Juzi as an HNTE expired in 2019 without obtaining such new qualification. As a result, both Mengtian Technology and Qianhai Juzi were subject to the uniform income tax rate of 25% in 2020.

The PRC Enterprise Income Tax Law and its implementing rules and other relevant regulations and rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and each of Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd., a subsidiary of our variable interest entity, was qualified as “Software Enterprises” in 2017. Therefore, Shenzhen Dingsheng Computer Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021. Shenzhen Lexin Software Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018. With respect to the years of 2019, pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%, Shenzhen Lexin Software Technology Co., Ltd. was accredited as a key software enterprise so that it was subject to a 10% income tax rate in 2019. In December 2020, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry was promulgated, which replaced the above-mentioned provision of the Circular 27 and further provided that key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits, and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. Shenzhen Lexin Software Technology Co., Ltd. is applying for such key software enterprise qualification in 2020. If it gets such qualification, it will be exempt from the enterprise income tax in 2020. However, if Shenzhen Lexin Software Technology Co., Ltd. fails to obtain such qualification, it would be subject to 12.5% income tax rate as a “Software Enterprises” in 2020. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC.

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

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Taxation Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation, or SAT, in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company (excluding cash) are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. See “Item 4. Information on the Company —B. Business Overview—Regulations—Regulations Relating to Tax—Income Tax for Share Transfers.”

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

Starting in 2011 the Big Four PRC-based accounting firms in China, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to the American Depositary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Risks Related to the American Depositary Shares

The market price for our ADSs may be volatile.

Since the Company’s ADSs became listed on Nasdaq on December 21, 2017, the trading price of our ADSs has ranged from US$6.04 to US$20.0. The trading prices of ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The trading performances of other Chinese companies’ securities, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic has caused a significant drop in prices on global stock markets, and appears to have similarly had an adverse impact on the market price of our ADSs.

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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of March 31, 2021, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 78.5% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 31, 2021, we had 269,119,024 Class A ordinary shares outstanding, including 257,410,932 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. If we ask for voting instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date for the general meeting, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares that are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As of March 31, 2021, our directors and officers collectively owns an aggregate of 78.7% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. Recent fluctuations in the market price of our ADSs or ordinary shares increased our risk of becoming a PFIC. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2020 or becoming a PFIC in one or more future taxable years.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds ADSs or our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

Item 4.Information on the Company
A.History and Development of the Company

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

Through Beijing Shijitong and Shenzhen Lexin Software Technology Co., Ltd., we obtained control over Beijing Lejiaxin, Shenzhen Xinjie, Shenzhen Fenqile, Qianhai Dingsheng and Mengtian Technology, or collectively, our variable interest entities, based on a series of contractual arrangements. See “—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

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

In Feb 2020, we have successfully bid for a plot of land in Shenzhen's Nanshan district. Total purchase price for the acquisition of the land plot is RMB1.032 billion. Pursuant to the terms of the bid, the Company is required to pay 50% of the total purchase price (minus the security deposit) immediately after the signing of the definitive agreements, and the remaining 50% of the purchase price within one year after the signing. The Company has made the first installment payment of RMB516 million in February 2020, and the second installment payment of RMB516 million in February 2021. The land use rights are subject to certain agreed-upon performance requirements and transfer restrictions. As of the date of this annual report, we have not been in breach of any of these performance requirements or transfer restrictions.

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

Strategic Investments

We have made investments in businesses in China and abroad. Our investment activities in recent years include equity investments in companies operating in the online consumer finance, individual consumption loans, consumer finance, insurance and fintech industries. We have invested in companies operating in India, Indonesia, the U.S. and China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—From time to time we may evaluate and consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.” We expect to continue to evaluate and pursue potential opportunities for strategic investments.

B.Business Overview

Overview

We are a leading online consumption and consumer finance platform for new generation consumers in China. The average age of customers who made transactions on our platform for the year ended December 31, 2020 is 25, with an average credit limit of RMB13,018. We provide a range of services including financial technology services, membership benefits, and a point redemption system through our Fenqile ecommerce platform and membership platform. We work with financial institutions and both online and offline brands and retailers to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. We utilize advanced technologies such as big data, cloud computing and artificial intelligence throughout our services and operations to better serve our customers. The use of these technologies encompasses our risk management and loan facilitation systems, which allow for the near-instantaneous matching of users’ funding requests with offers from over 70 funding partners.

We strategically focus on serving the needs of new generation consumers in China between the ages of 18 and 36. These are the customers, we believe, with high income potential, more advanced educational background, higher consumption needs, a temporary mismatch between their needs and their income levels (which creates needs for consumption smoothing), a strong desire to build their credit profile, and an appreciation for an efficient user experience. In addition, we believe that new generation consumers in China will mature to become the primary group of consumers within the Chinese economy in the future. Our online ecommerce, consumption and consumer finance platform, Fenqile, addresses our users’ needs by offering an array of products and services as well as credit lines. We offer a wide variety of competitively priced products on our e-commerce channel and allow users to directly use their credit lines to finance purchases. Through our Le Hua Card, we also enable our customers to connect their preferred payment tool directly to their credit line with us, allowing them to draw down directly from their credit line when they make each individual purchase. The individual loans that we provide to our customers are matched with diversified funding sources, which are primarily institutional funding partners in our lending programs. Our institutional funding partners include major Chinese banks, consumer finance companies, and other financial institutions and organizations.

Our Users

From our inception in August 2013 through the end of 2020, we originated RMB446 billion (US$68.3 billion) loans to over 18.3 million users on a cumulative basis. In 2018, 2019 and 2020, we originated loans to approximately 4.9 million, 9.9 million and 12.9 million active users through our platform, representing a compound annual growth rate, or CAGR, of 62.5%. Our online consumer finance platform features a high proportion of repeat users. Of all active users on our platform in 2018, 2019 and 2020, approximately 80%, 81% and 86%, respectively, were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. As of December 31, 2020, we had over 27.7 million users with an approved credit line and over 118.1 million registered users.

Our E-Commerce Channel

We launched Fenqile, our online consumer finance and e-commerce channel, in October 2013. The e-commerce channel on Fenqile offers competitively priced products across 27 categories with relatively high value, including electronics, fashion accessories, home furnishings and decor, used goods and outdoor apparel. The product offerings on our e-commerce channel are designed to specifically meet the shopping needs of new generation consumers. Our e-commerce channel features both direct sales of merchandise curated by us, as well as a marketplace through which third-party online merchants offer and sell their own products and services, such as leisure, travel and continuing education. On our online marketplace, user orders are placed and fulfilled directly by the third-party merchants. The GMV of our e-commerce channel amounted to RMB5.8 billion in 2018, RMB8.1 billion in 2019 and RMB5.3 billion (US$0.8 billion) in 2020. In 2020, we had provided over 4.0 million stock keeping units to our users.

We also extend credit to our users through our membership programs, such as Le Card, See “—Our Membership Benefits and Partnership Programs.” and cooperate with various online e-commerce platforms, merchants and online payment channels to provide instantaneous and accessible loan products to consumers. Users use their approved credit line to finance their purchases on our e-commerce channel. See “—Our Loan Products.” Approximately 26% of our users with an approved credit line as of December 31, 2020 had shopped on our e-commerce channel at least once previously.

The operation of our e-commerce channel is highly efficient because of our asset-light approach. Our strategic cooperation with business partners enables us to offer more competitively priced products, while requiring minimal capital, personnel and other resources. For example, we strategically cooperate with JD.com, a major supplier from which we acquire products for our direct sales business at competitive prices. We have achieved seamless connections of user order data with JD.com’s platform. Pursuant to our annual sales agreement with JD.com, which may be automatically extended by another year, JD.com offers us products at exclusive prices and is also responsible for the delivery of product orders. We are responsible for the payment of product orders within 30 days of the purchase.

Furthermore, by leveraging the inventory and logistics capabilities of business partners such as JD.com and SF Express, we have been able to rapidly develop and grow our e-commerce channel without building our own fulfillment infrastructure for warehousing and delivery. We typically enter into annual contracts with our business partners for logistics services, which may be terminated upon advance notice at least 30 days. Our business partners agree to provide warehousing or delivery services to us, and we are responsible for the settlement of service fees typically on a 1-3 months basis.

Our New Initiatives

In light of the evolving needs of new generation consumers and the updates in consumption scenarios, we are also actively exploring new initiatives on top of our existing online consumption and consumer finance business.

Maiya. We launched our pioneering Maiya to enable customers to “buy-now, pay-later” (“BNPL”) for selected online and offline products with a 90-180 day interest-free period. For products offered through the Maiya service, customers will receive products and services instantly typically with a small upfront payment (representing 16-25% of the total purchase price) and repay the remaining portions of the purchase price in interest-free installments. Instead of charging interest to the consumers, we will charge the merchants with a service/facilitation fee for the products and services facilitated through Maiya. We believe that merchants will benefit from the Maiya service on our platform, which will bring them additional sales, higher conversion rates, and increased customer loyalty. Since its launch in January 2021, Maiya has generated a GMV of over RMB50 million (US$7.7 million) as of March 31, 2021.

Yuehui. We launched the Yuehui program on our Le Card membership and benefits program to offer customers discounts/rebates for certain products and services if their spending reaches a certain amount, or if they spend a certain number of times, within a contract period. This allows customers to enjoy the discounts associated with large cash prepayments without taking on the potential credit or bankruptcy risks of the merchants. Similarly, this enables merchants to lock in commitments and loyalty from potential customers who would otherwise be hesitant to commit to a large upfront cash prepayment. Contracting customers will enjoy a discount/rebate each time they make a purchase in the contract period. We believe it significantly encourages consumption, limits risk and also offers flexibility to our customers. For merchants, the Yuehui program also facilitates more transactions by lowering the spending threshold, encourages customer loyalty and matches long-term customers with the merchants.

Xiaofeihao. Leveraging the large user base and traffic of our Fenqile platform, we launched the Xiaofeihao on Fenqile as an innovative marketing channel for merchants to offer their products and services in new and attractive ways, such as through the use of short videos. Merchants can directly place links of their products and services on external e-commerce platforms. We believe that the large user traffic and high-quality consumers with strong ability for installment payments on Fenqile will make our Xiaofeihao an attractive marketing channel.

Our Membership Benefits and Partnership Programs

In 2019, we launched our Le Card membership and benefits program, which is offered on a separate mobile app. The Le Card app offers a wide range of savings, benefits and membership privileges across various retailers, products, channels, and brands, including but not limited to food and beverage, apparel, hospitality, and leisure. All of which are targeted towards serving our new generation consumers. Le Card allows our customers to access a wide variety of savings across different products, and also aggregates the loyalty programs across different brands and platforms to create a form of universal type point system which can then allow users to aggregate their points across loyalty programs between different retailers and brands. This in turn allows incremental benefits to the user and our retail partners, many of whom can be wary of working with larger ecommerce or retail players. As of December 31, 2020, we have 4.2 million Le Card users. In addition to the original Le Card program, we have a paid membership program, Premium Membership(超级会员）, offering premium services and additional discounts. As of December 31, 2020, we have 1.9 million cumulative Premium Membership(超级会员） customers.

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

Our Loan Products

On Fenqile, we offer credit lines to qualifying customers that can then be applied to a variety of uses, which we generally categorize as either personal installment loans or installment purchase loans. Our credit products provide our customers with competitive interest rates and flexible repayment solutions. All of our loan products are unsecured and feature fixed monthly payments with various terms. In 2019 and 2020, we originated RMB126 billion and RMB177 billion (US$27.1 billion) in loans, representing a year-on-year increase of 40.3%. As of December 31, 2018, 2019 and 2020, the average user loan balance was RMB9,048, RMB7,829 and RMB8,125 (US$1,245), respectively.

We further expanded the use cases of our loan products in 2019 by offering the Le Hua Card, a virtual credit card which can be connected directly to our customers’ preferred payment solution provider, including Alipay, WeChat Pay, and UnionPay. By directly connecting the Le Hua Card to their preferred payment solution provider, customers can draw down on their credit lines with us as they are using it, as oppose to drawing down and obtaining a full personal installment loan first the full amount of which may not be immediately needed. Customers can therefore apply the use of the Le Hua Card to any offline and online sales where their preferred payment solution is accepted. This allows our customers to use their credit line directly for each individual, everyday purchase instantly at the point of sale. Unlike traditional credit cards, the Le Hua Card does not have an interest free period and interest will immediately accumulate upon the drawdown of the credit line. As each individual loan occurs at the moment of purchase, we are also able to track the specific use of each loan or drawdown from the Le Hua Card.

When a user is first approved for a credit line, the amount of credit line we offer ranges from RMB2,000 to RMB50,000 and the aggregate loan amount of personal installment loans and installment purchase loans borrowed by a single user may not exceed the credit line available to the customer. The credit line available to a customer, once approved, does not have a term limit. Based on our continuous risk monitoring and assessment, we may unilaterally adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line. We may grant up to RMB200,000 credit line to existing users who have established a strong credit history with us. A customer may use the entire amount of in credit towards purchases on our e-commerce channel, but can only use up to a certain percentage of such credit line for cash advances or personal installment loans. The percentage which may be used for cash advances, personal installment loans, or the Le Hua Card may vary from 0% to 100%, depending on the results of the credit assessment. We had approved 27.7 million users for our credit lines or our Le Hua Card as of December 31, 2020. The average credit limit we granted to each user was RMB8,648 in 2018, RMB9,714 in 2019 and RMB12,850 (US$1,969) in 2020. The aggregate amount of credit lines approved by us was RMB91.0 billion as of December 31, 2018, RMB188 billion as of December 31, 2019 and RMB356.3 billion (US$54.6 billion) as of December 31, 2020, whereas the utilization rate, which is calculated as the percentage of outstanding principal balance relative to the total amount of credit lines approved by us, was 35.6% as of December 31, 2018, 32.2% as of December 31, 2019 and 21.5% as of December 31, 2020.

Personal installment loans

Users approved for our credit line are automatically eligible for personal installment loans with terms generally ranging from 1 to 36 months. Users can have multiple personal installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available for personal installment loans. Users may use personal installment loans to obtain cash or to finance purchases from third-party merchants on our marketplace through our e-commerce channel. With respect to the personal installment loans that are not borrowed to finance user purchases on the e-commerce channel, while we do not track the actual use of the loans, we do require the users to select in their loan applications one of the specified permissible uses of loan proceeds, such as education, cost of living or driving school expenses. Users approved for our credit line are automatically eligible to use the Le Hua Card.

We offer users who meet certain criteria, including user’s credit profile and repayment history, flexible repayment options such as early repayment. These include the option to postpone their current monthly repayment to the next scheduled payment date or finance the repayment of a particular monthly repayment with a new loan. The flexible repayment options will not increase the available credit line for each user approved by us. We have set certain requirements for the use of flexible repayment options, such as minimum monthly repayments. We may adjust the features of the flexible repayment options based on credit performance and our risk management approach from time to time. The flexible repayment options are designed to assist those users who have relatively high consumption needs, and the willingness and ability to repay their loans. The new loans are newly originated personal installment loans at higher APRs than other personal installment loans.

The APR for personal installment loans currently ranges from 14% to 36%. In 2018, 2019 and 2020, the total amount of personal installment loans originated on our platform was approximately RMB63.3 billion, RMB122 billion and RMB174.6 billion (US$26.8 billion), respectively. The outstanding principal balance of these loans (including on- and off-balance sheet loans) was RMB75.2 billion (US$11.5 billion) as of December 31, 2020.

Installment purchase loans

A user approved for our credit line can use the available credit line to purchase a variety of products available for sale on direct sales on our e-commerce channel, subject to the approved credit limit available to the user. See “—Our E-Commerce Channel.” Our e-commerce channel enables us to track the users’ use of loans when they are borrowed to finance purchases on our e-commerce channel. We provide financing solutions to help our users finance a purchase by offering installment payment options with flexible minimum down payments ranging from 0% to 50% as well as various loan term ranging from 1 to 36 months, depending on the product, price, supplier and source of funding. Shoppers have the option to choose any combination of these terms, and our system will automatically calculate monthly payments and service fees. The APR for installment purchase loans currently ranges from 18% to 36%. In 2018, 2019 and 2020, the total amount of installment purchase loans originated on our platform was approximately RMB2.7 billion, RMB3.9 billion and RMB2.1 billion (US$316 million), respectively. The outstanding principal balance of installment purchase loans (including on- and off-balance sheet loans) was RMB1.3 billion (US$198 million) as of December 31, 2020.

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

Our User Acquisition and Retention

We strategically focus on serving new generation consumers in China, or what we would term as the “New Generation” of consumers in China, who is our target user cohort. As of December 31, 2020, this target user group represented over 90% of our total user base. To date, we have successfully accumulated a large user base and achieved deep market penetration among new generation consumers in China by providing an online consumption platform that integrates high quality financial services, online and offline consumption scenarios, membership benefits, and an efficient customer experience.

We acquire customers primarily through three methods: (i) online advertising and related channels, including online platforms and Apps such as Douyin and Weixin, consisting of paid placements and advertisements that target our core users and help increase brand awareness and generates traffic, as well as non-traditional channels such as QQ Music, QQ Video, or iQiyi, where we provide memberships to the non-traditional channels for customers who successfully apply for credit; (ii) natural traffic, which consists of internet traffic generated from our brand recognition, as well as referrals from our existing customers, with a focus on referrals and benefits that are targeted and customized to the tastes and needs of our target group of new generation consumers; and (iii) our sales force and e-commerce channel which actively engage with new generation consumers by directly interacting with them on a face-to-face basis and by providing them with targeted products that meet their specific consumption tastes and needs. In addition, we also have an increasing number of partnerships and cooperation agreements with numerous offline and online retail brands, third-party e-commerce platforms, and commercial banks. As a whole, our marketing efforts are targeted based on the consumption and lifestyle needs and preferences of our target user cohort. As their tastes and preferences change, we may change or adjust our customer acquisition methods from time to time accordingly.

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

As part of our continued engagement with our customers, our consumption platform and ecosystem provide access to a wide range of competitively priced products and benefits across both online and offline channels. We offer products and services across many diverse categories, including electronics, apparel, food and beverage, hospitality, used goods, and more. Our products and services are specifically designed to meet the consumption needs and preferences of new generation consumers and to provide our customers with greater benefits and savings. In addition, we offer credit lines often at preferred rates to enable our customers to finance their purchases, which improves engagement and contributes to our monetization.

Our financial institution customers, our “To-Bank” business

We offer a comprehensive set of solutions to our financial institution customers and partners that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs – thereby improving their operations, competitiveness, and profitability. Typically, we spent between 6 to 9 months with our financial institution customers in order to deploy and integrate their systems into our proprietary wormhole system. The integration is done to ensure that our lending customers are able to enjoy a seamless, immediate borrowing experience from our financial institution customers, while enabling our financial institution customers to be able to immediately assess the risk, approve or reject the credit, and provide the funding to our borrowing customers in real-time. In addition, where needed, we will help our financial institution customers enhance their existing credit system by building additional credit data analytic systems for them, sharing data, and assisting with developing anti-fraud and post-lending monitoring systems. This will enable our financial institution customers perform a second credit check in addition to the initial credit check performed by our proprietary Hawkeye system, and allow our financial institution customers to view the credit performance of the assets which we are providing in real time.
In addition, Lexin will handle all the collections and post-lending services for our financial institution customers, which will enable them to further reduce costs and improve efficiency.

Under Lexin’s “profit sharing” model, our “To-Bank” financial institution customers can choose to generate potentially higher returns by setting aside the reserves or provisions for the loans facilitated on our platform. Doing so will enable our funding partners to generate additional returns for themselves of between X and Y. As of the end of 2020, over 50% of our total loan originations was through the “profit sharing” model.

Our Investors and Funding Partners

We benefit from our position of having diversified funding sources, including over 70 funding partners. We primarily finance the loans to users through the proceeds provided by third-party commercial banks, consumer finance companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securitized debts. We refer to these funding sources collectively as our institutional funding partners. We historically finance the loans to users through the proceeds provided by individual investors, the balance of which has been reduced to zero in line with regulatory guidance.

Currently, institutional funding provided by financial institutions such as banks and consumer finance companies make up the vast majority of our funding for our credit products. In 2020, institutional funding accounted for 100% of all our newly funded loans. Historically, our various investment programs and products were designed to cater to investors and funding partners with different risk-and-return parameters, and our investor investment programs and products formed a larger portion of our funding. The table below sets forth the outstanding balance of funds as of December 31, 2018, 2019 and 2020, respectively, provided by different funding sources to finance loans (including on-balance sheet loans and off-balance sheet loans).

	As of December 31,
	2018		2019		Change to Out- standing balance	2020			Change to Out- standing balance
	RMB%	%	RMB	%	%	RMB	US$	%	%
	(in thousands, except for percentages)
Institutional funding partners	17,177,223	56.2	52,087,087	87.2	203.2	77,406,687	11,863,094	100.0	48.6
Individual investors	13,384,407	43.8	7,656,744	12.8	(42.8)	—	—	—	(100.0)
Total	30,561,630	100.0	59,743,831	100.0	95.5	77,406,687	11,863,094	100.0	29.6

Institutional funding partners on our platform

Beginning in 2015, we expanded our funding sources to include institutional funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions. On our platform, we refer qualified users to institutional funding partners which provide the funds to finance the loans, based on their risk-and-return requirements. Our proprietary Wormhole system, operated by Qianhai Dingsheng, one of our variable interest entities, connects our users and funding partners’ systems in an automated process that minimizes manual review and approval by the funding partners, and allocates funding needs to various funding sources with different risk-and-return parameters.

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

As of December 31, 2020, we had over 70 funding partners on our platform. The outstanding balance of funds provided by institutional funding partners increased from RMB17.2 billion as of December 31, 2018 to RMB52.1 billion as of December 31, 2019, and further to RMB77.4 billion (US$11.9 billion) as of December 31, 2020.

Individual investors on Juzi Licai

We offered our Juzi Licai online investment platform to individual investors seeking attractive risk-adjusted investment returns. Given the increasingly tightening trend of restrictions on online consumer financing, we have gradually shifted our business model away from individual funding and further diversified our funding sources in 2019 in line with regulatory guidance. We have ceased facilitating new loans with funding from individual investors on Juzi Licai since November 2019 and officially reduced the outstanding balance of loans invested by individual investors to zero in December 2020.

Protection of funding partners

Funding partners on our platform. Historically, we provided our institutional funding partners a deposit using our own funds at an amount equal to a percentage of the total loans funded by the institutional funding partners and are required to replenish such deposit from time to time, in order to compensate them for the principal and interest repayment of loans in the event of a user default. In an effort to ensure compliance with the requirements of applicable laws and regulations issued recently, we have proactively adjusted our practice and currently conduct a part of the investor protection program through our own financial guarantee companies which are qualified to provide financing guarantee for the users on our platform and charge guarantee fees directly to users. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, Shenzhen Fenqile, one of our variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with a back-to-back guarantee or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed its guarantee or insurance obligation upon the defaults of our users.

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

We perform a screening of our prospective users’ creditworthiness and decline applications by those who appear on any of the credit blacklists maintained by us or our partners, and those who have reached their credit limits with us. We have maintained a blacklist system including high-risk incidents such as bad faith defaults, significant delinquencies, and fraudulent applications or agents, which cover both credit and fraud risks. Our anti-fraud, collection and credit assessment personnel can add users to our blacklist system after review of a particular incident. We closely monitor the additions to our blacklist system. A removal from our blacklist will be subject to manual approval by supervisors of the relevant function, while to date we have not removed any individual from our blacklist. In 2018, 2019 and 2020, approximately 88.7%, 88.5% and 91.4% of all credit applications were declined, respectively.

We then initiate a credit review using our proprietary credit assessment engine Hawkeye to generate a credit risk level for a prospective user, which informs our decision on whether to extend a credit. For discussion of our Hawkeye engine, see “—Risk Management—Our proprietary credit assessment process” and “—Technology—Our risk analytics capabilities—Artificial intelligence and Hawkeye engine.” We will assign a credit line to each user approved by our credit assessment system. After obtaining a credit line, a user may apply for installment purchase loans or personal installment loans from us. Approximately 99.8% of all loan applications are handled and approved automatically. The remaining applications, which require additional information or verification, are forwarded to our credit assessment team for manual review. The manual review is generally completed within 48 hours. Following this review, our credit assessment team will either approve or decline the application.

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

We determine the priorities of our collection efforts based on the level of delinquency, which dictates the level of collection steps taken. The majority of our collection activities are done in automated processes through digital means such as payment reminder notifications on our mobile application, reminder text messages, voice messages and e-mails. We have an effective collection team, including in-house and outsourced members, consisting of 1,812 members as of December 31, 2020. If a loan remains overdue after a certain time period, we then outsource loan collection to third-party contractors to optimize collection efficiency. We very carefully select our third-party contractors, setting forth certain guidelines and limitations on their collection actions, and enforce those guidelines and limitations.

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

The key factors we consider in determining the credit risk level of each user include:

•	Geographic location, for example, whether the user is located in a first-tier, second-tier or third-tier city, and the level of economic development of the relevant city;
•	Education background, i.e., the user’s academic degree and past or current education institutions;
•	Level of income;
•	Outstanding loans from other external sources, such as credit card issuers and other consumer finance platforms; and
•	External credit references.

The table below sets forth the amount of our loan originations to users of each credit risk level in 2018, 2019 and 2020, respectively.

	Year Ended December 31,
	2018		2019		2020
	(in millions)
Credit risk level	RMB	%	RMB	%	RMB	US$	%
A	17,965	27.2	20,593	16.3	50,313	7,594	28.4
B	17,082	25.8	30,078	23.9	39,228	5,921	22.1
C	13,719	20.8	30,294	24.1	46,734	7,054	26.5
D	11,568	17.5	28,759	22.8	33,746	5,094	19.1
E	2,384	3.6	5,334	4.2	1,856	280	1.1
F	2,639	4.0	10,526	8.4	3,801	574	2.2
N and others	730	1.1	375	0.3	1,001	151	0.6
Total	66,087	100.0	125,959	100.0	176,679	26,668	100.0

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

We have made substantial investments in our Hawkeye risk analytics infrastructure and in the development of the latest generation of our risk management strategies. Our Hawkeye is a highly automated and dynamic credit assessment engine. We developed more than 5,300 decisioning rules utilizing 22,000 potential data variables and accumulated a massive amount of proprietary data from over 27.7 million users and 145.5 million credit applications since inception. Our team of data scientists uses Hawkeye to build and test scores and strategies across the entire loan transaction process described above under “—Our Loan Application and Approval Process.” Our Hawkeye engine supports a variety of analytical techniques and model outputs from traditional regression models to artificial intelligence. Our Hawkeye engine also utilizes a Restricted Boltzmann Machine (RBM) algorithm to run an artificial neural network to detect any anomaly indicative of fraudulent behaviors on our platform. Our deep learning algorithms, through supervised learning processes and leveraging our massive data, enable us to identify any red flags for fraud based on a user’s credit application information, social connections and contacts.

Funding-related technologies

Wormhole system. Our proprietary Wormhole system connects our users and funding partners’ systems in real time, and allocates funding needs to various funding sources with different risk-and-return parameters, including funding partners and, historically, individual investors on Juzi Licai through our platform. We are capable of allocating and sending qualified user loans and proposed credit limits to funding partners for final approval, with both typically completed in an automated process using sophisticated algorithms.

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

Our operational infrastructure

Lingxi AI platform. Our Lingxi AI system can accurately determine and assess our customer’s needs and potential needs, provide personalized product and service recommendations, and data mine for potential customer needs to improve user decision making and to enhance customer experience and engagement. The data collected may include LBS positioning, collaborative filtering, and other data, using a variety of technologies and techniques. In addition, as part of the Lingxi AI platform, the Company has developed a customized customer acquisition service which can acquire customers by using the RTA model, enabling registration conversion rates to increase by 10-30%, as compared to prior to the deployment of the system. The Lingxi AI plaform also handles 91% of customer service consultations, with a 98% response accuracy rate, through the robot collection and emotion recognition system. This system includes an intelligent voice quality inspection system that can automatically rate and assess the quality of our manual customer service through voiceprint and emotion recognition. Since the launch of this system, user satisfaction rates have improved. The Lingxi AI platform has also been awarded the Best AI and Innovation Award in China by the Asian Banker magazine.

Data security and multi-dimensional monitoring. We are committed to maintaining a secure online platform, as data protection and privacy are key concerns of our target user cohort. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and simultaneously take automatic counter measures, such as activating third-party traffic control services, to prevent any harm to our platform. In 2020, We block over 430 million visit requests that we deemed harmful or malicious and we have maintained an IP blacklist of over 1.5 million IPs. Our platform has been rated as ICP Internet Safety 3.2. For any transmission of sensitive user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 67 patents in China and have applied for 325 additional patents with the PRC State Intellectual Property Office and we also have three international patent applications through the procedures under the Patent Cooperation Treaty. We have registered 165 software copyrights and 2 copyrights for artworks with the PRC National Copyright Administration. We have 156 registered domain names, including lexin.com, lexinfintech.com, and Fenqile.com. As of the date of this annual report, we had 399 registered trademarks, including our “LEXIN乐信,” “Fenqile, and “” trademarks.

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

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on October 26, 2018. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail.

In March 2019, the NPC passed the PRC Foreign Investment Law, which became effective in January 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective in January 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

•

Negative List. Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2020), or the 2020 Negative List, was promulgated by the Ministry of Commerce and the NDRC in June 2020 and became effective on in July 2020. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The negative list, in a unified manner, lists the restrictive measures for the entry of foreign investment. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the Negative List (2020 Revision). We provide the value-added telecommunication services that are restricted to foreign investment through our consolidated variable interest entities.

•

Information Reporting System. The Foreign Investment Law provides that a foreign investment information reporting system shall apply to the foreign-invested enterprises. In December 2019, the Ministry of Commerce and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which became effective in January 2020 and superseded the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises on the same date. Pursuant to the Foreign Investment Information Measures, since January 1, 2020, foreign investors that carry out investment activities directly or indirectly in China and the relevant foreign-invested enterprises shall, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR, disclose their investment information to the competent authorities by submitting reports related to the establishment, modification and cancelation of corporations, and their annual reports.

•

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

In December 2020, the NDRC and the Ministry of Commerce promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The Foreign Investment Security Review Mechanism, or the Security Review mechanism, in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

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

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value- added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license. The Negative List (2020 Revision) stipulates that the ultimate foreign equity ownership in a value-added telecommunications service provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors.

On June 8, 2020, MIIT issued the Notice of Strengthening the Administration of Call Center Service, which provides that any entities engaging in call center service shall obtain corresponding business permits as required by the relevant laws and regulations, and shall conduct the business subject to the Catalog of Telecommunications Business.

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

Audio-Visual Permit

In 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-State-owned Capital into the Cultural Industry. In the same year, five PRC regulatory agencies, namely, the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT (which was integrated into the National Radio and Television Administration, or the NRTA, with other governmental departments in March 2018), the General Administration of Press and Publication (which was integrated into the NRTA with other governmental departments in March 2018), the NDRC and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-State-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Audio-Visual Regulations, promulgated by the SARFT and the MIIT on December 20, 2007, as amended on August 28, 2015, internet audio-visual program service refers to activities of making, editing and integrating audio-visual programs, providing them to the general public via the internet, and providing such services to other people by uploading. An internet audio-visual program service provider shall obtain an Audio-Visual Permit issued by the SARFT or complete certain registration procedures with the SARFT. On March 30, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable).

Pursuant to the Audio-Visual Regulations, providers of internet audio-visual program services are generally required to be either state-owned or state-controlled. According to the Official Answers to Press Questions Regarding the Internet Audio-Visual Program Regulations published on the SARFT’s website on February 3, 2008, the SARFT and MII clarified that providers of internet audio-visual program services who had legally engaged in such services prior to the adoption of the Audio-visual Regulations shall be eligible to re-register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. This exemption will not be granted to internet audio-visual program service providers established after the adoption of the Audio-Visual Regulations. These policies have later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-Visual Permit, issued by the SARFT on May 21, 2008 and amended on August 28, 2015.

According to the Administrative Provisions on Online Audio-visual Information Services promulgated jointly by the CAC, the MCT and the NRTA on November 18, 2019, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information.

Regulations Relating to Official Accounts of Internet Users

On September 7, 2017, the CAC promulgated the Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, which became effective on October 8, 2017. It requires that providers review user information such as account information and qualifications for and scope of services, categorize users, and file such information with the local cyberspace administrator; and further establish a database with respect to registered persons, published content, the number of people subscribing to a given account, and the number of people reading the relevant articles published by the official user accounts, and implement specific management systems for official user accounts to be filed with the CAC. On December 15, 2019, the CAC promulgated the Regulations on the Ecological Governance of Network Information Content, effective from March 1, 2020, which specify the content scopes that are encouraged, prohibited or prevented from producing, re-producing and publishing. The network information content service platforms should fulfill the main responsibility of content management and establish an ecological governance mechanism of the network information, improve system for user registration, account management, information publishing review, emergency response, and etc.

On January 22, 2021, the CAC promulgated the amended Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, effective from February 22, 2021, further clarifies that the providers shall assume primary responsibility for establishing, improving and strictly implementing user registration, information content verification, emergency response, cyber security, data security, personal information protections, intellectual properties protections, credit assessment and other administration system.  The providers shall take measures such as compound verification to authenticate the identification information of registered users based on mobile phone number, organization code, identity card number, etc., and the providers shall not serve users who fail to provide their real identity information or make false registration. In addition, the providers shall mark the verified official accounts and publicize the content category, the name of the operator, the registered operation address, the organization code, contact information and other registration information according to different natures of the users. If any official accounts violate the laws and regulations, the providers shall take appropriate measures to stop any such violations, such as, notifying the user to make corrections, restricting account functions, suspending information update, stopping advertising, closing or cancelling accounts, keep relevant records and promptly report to the competent authorities.

Regulations Relating to Online Consumer Finance Services

Regulations Relating to cooperation with Institutional Funding Partners

The PRC laws and regulations governing our cooperation with institutional funding partners are developing and evolving.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, with no qualification requirement on users, and unsecured. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model.

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

In July 2020, the CBIRC implemented the Commercial Banks Online Lending Measure to formulate the regulation regime for online lending business conducted by commercial banks. For example, the Commercial Banks Online Lending Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of the personal credit loan extended under such credit shall not exceed one year in the case of repayment of the principal due in a lump sum. Meanwhile, reading of the loan contract by a borrower shall be mandatory in the loan application process and reasonable time limit shall be set therefor.

In addition, the Commercial Banks Online Lending Measures set several rules for commercial banks to collaborate with external institutions on online lending, including: (i) commercial banks shall conduct pre-admission assessments on cooperative external institutions and manage such external institutions by a name list; (ii) commercial banks shall not accept any credit enhancement services directly or in disguised form, from third parties without qualification to provide guarantee, credit insurance or guarantee insurance; (iii) the cooperative external institutions (except for an insurance company or an institution with guarantee qualification) shall not charge any interest or expense to the borrower in any form; (iv) commercial banks shall independently conduct the credit approval, contract execution and other core risk control business; (v) the collaboration agreement between the commercial banks and the cooperative external institutions shall be executed in writing and specify the cooperation scope, data confidentiality, transitional arrangement for change or termination of the matters under cooperation, and the commitment of the external institutions for cooperating with the commercial bank in accepting the inspection by the banking regulatory authorities; and (vi) the commercial banks shall fully disclose, in conspicuous place of relevant page, the information of the cooperative external institutions, the information of the cooperative product, as well as rights and responsibilities of the commercial bank and the cooperative external institutions.

The Commercial Banks Online Lending Measures set forth a transitional period of these measures, which is two years from the date on which the Commercial Banks Online Lending Measures is implemented. The business newly increased in the transitional period shall comply with the requirement therein, and a plan to rectify the online lending business within such transitional period shall be formulated and submitted to the banking regulatory authority within one month from the implementation date. The Commercial Banks Online Lending Measures shall also apply as reference to the online lending business conducted by consumer finance companies and auto finance companies (except for the above-mentioned requirements on the terms of personal credit loan).

In February 2021, the CBIRC issued the Notice on Further Regulating Commercial Banks Online Lending, or the Circular 24, which sets forth several requirements on the online lending business of the commercial banks, including: (i) the commercial banks shall conduct the risk control measures independently and the core credit assessment and risk control business are prohibited to be outsourced; (ii) except for the commercial banks which have no actual business sites, mainly conduct online business and meet other requirements stipulated by the CBIRC, local commercial banks shall conduct online lending within the jurisdiction where such commercial banks are registered; and (iii) with respect to the online loan business conducted in cooperation with third-party institutions, the capital contribution of cooperative institutions shall not be less than 30% in a single loan. The online lending business of branches of foreign banks, trust companies, consumer finance companies and auto finance companies shall be subject to the Circular 24 and the Commercial Banks Online Lending Measures.

Regulations Relating to Loan Interest

The Civil Code of PRC, which was promulgated by the NPC in May 2020 and became effective in January 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations and the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court in August 2015 and effective in September 2015, or the 2015 Private Lending Judicial Interpretations, agreements between a lender and a borrower on loans with annual interest rates below 24% are valid and enforceable. With respect to loans with annual interest rates between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the obligations to pay interest payment in excess of the maximum interest rate allowed will be invalidated.

In December 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases (2rd Revisions in the year of 2020), or the Private Lending Judicial Interpretation Amendment, which amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court.

In addition, the Supreme People’s Court issued the Official Reply to Issues on the Application of the Interpretations of the Supreme People’s Court of New Private Lending, or the Official Reply on the Application of Interpretations of New Private Lending, in December 2020, and it became effective in January 2021. The Official Reply on the Application of Interpretations of New Private Lending confirms that any disputes arising from the relevant financial business conducted by the microcredit companies, financing guarantee companies, regional equity market, Pawn Enterprises, financial leasing companies, commercial factoring companies and local assets management companies that are supervised by the local financial supervision governmental authorities, shall not apply to the Interpretations of the Supreme People’s Court of New Private Lending.

In March 2021, the PBOC releases the Announcement No.3, or the Announcement, to ensure orderly competition in the loan market and protect the legitimate rights and interests of financial consumers, all loan products are required to expressly list their annualized interest rates, specifically: (i) all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. Daily and monthly interest rates may also be displayed if necessary, but not more prominently than the annualized interest rates; (ii) lending institutions include but are not limited to depository financial institutions, automobile finance companies, consumer finance companies, micro-lending companies, and internet platforms that advertise or display loan services; (iii) the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment; and (iv) the calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

Regulations Relating to Campus Online Lending

In April 2017, the CBRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to emphasize the relevant requirements on the campus online lending business provided in the Rectification of Campus Online Lending Notice, which include the prohibitions of: (i) marketing to individuals unable to repay loans; (ii) providing online lending service to college students under the age of eighteen; (iii) conducting false and fraudulent advertising and promotion; or (iv) providing usurious loans in disguised forms.

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

In February 2021, the CBRC, the PBOC, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students, or the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirm from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

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

On August 1, 2019, the General Office of the State Council issued and promulgated the Guidance on Promoting the Healthy Development of the Platform Economy, which provides that the market-access management and supervision of financial services provided through online platforms in the finance sector are regulated by the laws, regulations and other relevant rules. In addition, entities conducting financial information intermediaries services and transaction-matching services are subject to the market-access management pursuant to relevant laws.

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

On December 1, 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, which emphasizes the suspension of approving new network microcredit companies and further imposes measures to strengthen the regulation of network microcredit companies. Such measures include, among others, that the network microcredit companies shall not provide campus loans, and should suspend the funding of network micro-loans with no specific scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be separately specified by authorities.

On December 8, 2017, the Online Lending Rectification Office promulgated the Rectification Implementation Plans of Network Microcredit Companies to further detail the requirements on network microcredit companies. Pursuant to the Rectification Implementation Plans of Network Microcredit Companies, “network micro-loans” are defined as micro-loans provided through the internet by network microcredit companies controlled by internet enterprise. The features of network micro-loans include online borrower acquisition, credit assessment based on the online information collected from the business operation and internet consumption, as well as online loan application, approval and funding.

Consistent with the Guidance on the Pilot Establishment of Microcredit Companies and the Circular 141, the Rectification Implementation Plans of Network Microcredit Companies emphasize several aspects where inspection and rectification measures must be carried out for the network micro-loans industry, which include, among others, (i) the network microcredit companies shall be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and the approved network microcredit companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct network micro-loan business (including the qualification of sponsor shareholders, the sources of borrowers, the internet scenario and the digital risk-management technology); (iii) whether the qualification and funding source of the shareholders of network microcredit companies are in compliance with the applicable laws and regulations; (iv) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (v) whether campus loans, or network micro-loans with no specific scenario or designated use of loan proceeds are granted; (vi) with respect to the loan business conducted in cooperation with third-party institutions, whether the network microcredit companies outsource the core business (including the credit assessment and risk control), or accept any credit enhancement service (whether or not in a disguised form) provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interests or fees from the borrowers; and (vii) entities that conduct network micro-loans business without relevant approval or license for lending business.

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

In September 2020, the CBIRC issued the Notice on Strengthening the Supervision and Management of Microcredit Companies, or Circular 86. Circular 86 aims to regulate the operation of microcredit companies, prevent and resolve relevant risks, promote the healthy growth of the microcredit industry. Circular 86 stipulates the following requirements with respect to the microcredit companies, including without limitation: (i) the financing balance of the microcredit company funding by bank loans, shareholder loans and other nonstandard financing instruments shall not exceed such company’s net assets; (ii) the financing balance of the microcredit company funding by issuance of bonds, asset securitization products and other instruments of standardized debt assets shall not exceed four times of its net assets; (iii) the balance of loans offered to one borrower shall not exceed 10% of the net assets of the microcredit company, and the balance of loans offered to one borrower and such borrower’s related parties shall not exceed 15% of the net assets of the microcredit company; (iv) microcredit companies are prohibited from upfront deduction of interest, commission fees, management fees or deposits from loans by microcredit companies before they are released to the borrowers, and if microcredit companies has deducted any upfront fees in violation of rules and regulations, the borrower will only need to repay the actual loan amount after the exclusion of the interests and fees deducted, and the loan’s interest rate shall be calculated accordingly; (v) microcredit companies shall conduct business in the administrative area at the county level where the company is domiciled in principle, except as otherwise provided for the operation of online microcredit business; and (vi) the microcredit companies and third-party loan collection agencies entrusted shall not collect loans by violence, threats of violence, or other ways that intentionally cause harm, infringe personal freedom, illegally occupy property, or interfere with day-to-day life through insulting, slandering, harassing, or disseminating private personal information, or other illegal methods. The local financial regulatory authorities may further lower the ratio caps in (i) and (ii) in accordance with regulatory requirements.

The Interim Measures for the Administration of Network Microcredit Companies Business (Draft), or the Draft Network Microcredit Measures, was released by the CBIRC and PBOC in November 2020 to solicit public comments. The Draft Network Microcredit Measures makes it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The Draft Network Microcredit Measures would expressly prohibit loans from being used to invest in bonds, stocks, financial derivatives, or asset management products to purchase houses or to repay mortgage loans. The Draft Network Microcredit Measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2020 and will remain valid until July 2021.

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

In July 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect in September 2020. The Off-Site Supervision Guidelines stipulate the guidelines for the competent regulatory authorities to continuously analyze and evaluate the risk of financing guarantee companies and the financing guarantee industry, by way of collecting report data and other internal and external data of the financing guarantee companies and by carrying out corresponding measures. Pursuant to the Off-Site Supervision Guidelines, financing guarantee companies shall establish and implement an off-site supervision information report system and submit related data and non-data information in accordance with the requirements of the competent regulatory authorities. The Off-Site Supervision Guidelines note that the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies shall be the key areas for the off-site supervision.

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our platform, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in November 2019, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang Xinqu Mengtian Financing Guarantee Co., Ltd., a subsidiary newly established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019, and the registered capital set forth therein is equal to RMB300 million.

Regulations Relating to Commercial Factoring

The Notice on the Pilot Launch of Commercial Factoring, issued by the Ministry of Commerce in 2012, approves the pilot launch of commercial factoring in the Shanghai Pudong New Area and the Tianjin Binhai New Area. The Ministry of Commerce also issued another notice to expand the list of pilot areas to include the Chongqing Liangjiang New Area, Sunan Modern Construction Demonstration Zone and Suzhou Industrial Park. In 2015, the Ministry of Commerce issued the Opinions on Supporting the Innovative Development of Pilot Free Trade Zones, which approved the pilot commercial factoring businesses in all the free trade zones. Under these notices issued by the Ministry of Commerce and local implementing rules, commercial factoring companies may be established in these areas upon the approval of the local counterpart of the Ministry of Commerce or other competent authorities.

On May 8, 2018, the Ministry of Commerce issued the Notice of Matters concerning the Adjustments to the Duties of Administration of Financial Leasing Companies, Commercial Factoring Companies and Pawnshops, according to which the Ministry of Commerce has transferred the duties of developing business operation and supervision rules for commercial factoring companies to the CBIRC effective April 20, 2018. In October 2019, the CBIRC issued the Notice on Strengthening the Supervision and Administration over Commercial Factoring Enterprises. This notice clarifies the commercial factoring business as to the following services provided by a commercial factoring enterprise to the supplier that transfers its account receivable based on the real transaction to the commercial factoring enterprise: (i) factoring financing; (ii) maintenance of the sales breakdown (ledger); (iii) collection of account receivables; and (iv) non-commercial bad debt guarantee. Commercial factoring enterprises may concurrently engage in client credit investigation and evaluation and the consulting services relating to commercial factoring. A commercial factoring enterprise may not engage in the following activities or businesses: (i) taking or taking in a disguised manner the deposits from the public; (ii) obtaining funds through online lending information intermediaries, local trading places in various types, asset management institutions, private investment fund or any other institutions; (iii) borrowing or borrowing in a disguised manner funds from other commercial factoring enterprises; (iv) offering loans or offering loans as entrusted; (v) specially engaging in or carrying out as entrusted a collection business or debt repayment demand business irrelevant to commercial factoring; and (vi) carrying out a factoring financing business based on an illegal underlying transaction contract, consignment contract, account receivable with unclear ownership or the right to demand payment arising out instrument or other negotiable securities.

Regulations Relating to Credit Reporting Business

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and became effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year.

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organising, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in personal credit reporting business shall be subject to the approval of the PBOC, and the requirements for such establishment. The requirements for such establishment include: (1) its major shareholders have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (2) its registered capital shall not be less than RMB50 million; (3) it has the facilities, equipment, systems and measures for the protection of information security which comply with the provisions of the PBOC; (4) the proposed candidates for directors, supervisors and senior management personnel shall be familiar with the laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the PBOC; (5) it has a proper organizational structure; (6) it has proper internal control systems for business operation, information security management, compliance management, etc.; (7) its individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (8) it satisfies any other prudential requirements stipulated by the PBOC. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including ban of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 or criminal liabilities. The Regulation for the Administration of Credit Reporting Industry also requires entities to ensure the security of personal information by setting business rules for personal credit reporting business, prohibiting collecting certain personal information (e.g., religion, finger print), and providing rights for the individuals with respect to their personal information (e.g., inquiry, objection, complaint).

The Management Rules on Credit Agencies enacted by the PBOC is based on the Regulation for the Administration of Credit Reporting Industry, and further detailing the rules with respect to the administration for the credit reporting agency, including the rules to establish, change, deregister a credit reporting agency, the rules for the daily operation of a credit reporting agency, etc.

On January 11, 2021, the PBOC released the 2021 Draft Measures for Credit Reporting Business (Draft), or the 2021 Draft for public consultation. The 2021 Draft defines “credit information” as information that “serves the financial and economic activities and is used to determine individuals and enterprises credit status, which including but not limited to, identity, address, transportation, communication, debt, property, payment, consumption, production, performance of statutory obligations, and information originated from analysis and evaluation of individuals and enterprises’ credit status based on the foregoing information”. It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China as well as such activities carried out outside China but targeting Chinese residents. Separately, entities providing “credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and etc.” are also subject to the 2021 Draft. The 2021 Draft provides rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect, compile, store and process credit information by unlawful means, and must not alter original data, (ii) information user shall not abuse credit information, and the credit reporting agencies shall comply with relevant business rules when they provide credit information for credit inquiry, credit evaluation, credit rating and anti-fraud services, (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish emergency and report system for incidents, (iv) the database of the domestic credit reporting agencies shall be set up in the territory of the PRC, (v) credit reporting agencies shall comply with related laws and regulations when providing credit information to the overseas, and (vi) information processors who collaborate with credit reporting agencies shall enter into cooperation agreements and file such cooperation agreements with the PBOC or its provincial counterparts.

Regulations Relating to Outsourcing Services

In recent years, the PRC government has expressed its support for outsourcing services provided by non-governmental companies.

The Guidelines for Management of Outsourcing Risks of Banking Financial Institutions, or the Outsourcing Risk Guidelines, issued and effective on June 4, 2010, requires banks engaging in outsourcing to establish outsourcing risk management guidelines and incorporate these guidelines into their overall risk management systems. The Outsourcing Risk Guidelines, which generally regulates outsourcing by banks, defines “outsourcing” as an act whereby a banking financial institution commissions some business activities originally handled by itself to a service provider for sustained operations and such service provider may be an independent third party, a subsidiary, an affiliated company, or a related party established in or outside China by the parent company of the banking financial institution or its affiliates.

To regulate information technology outsourcing by banks, the China Banking Regulatory Commission, or CBRC, which is a predecessor of the CBIRC, issued the Guidelines for Regulating Information Technology Outsourcing Risks of Banking Financial Institutions, or the IT Outsourcing Guidelines, on February 16, 2013, the Circular on Strengthening the Management of Risks Incurred during Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions, or the Offsite IT Outsourcing Circular, on July 1, 2014 and the Notice of the General Office of the China Banking Regulatory Commission of the Launch of the Regulatory Assessment of the Offsite Centralized Information Technology Outsourcing of Banking Financial Institutions on December 2, 2014.

The IT Outsourcing Guidelines cover “information technology outsourcing,” which is defined as the outsourcing of information technology activities normally undertaken by banking financial institutions such as research and development and consultancy, system operations and maintenance to external service providers. It prohibits the outsourcing of strategic management, risk management and internal audit functions, and other functions that relate to information technology core competitiveness. It also requires outsourcing providers to meet certain information security, business continuity, quality and operational management criteria and qualifications. Under the IT Outsourcing Guidelines, an outsourcing service provider who: (i) severely violates applicable laws, regulation and supervisory policies, (ii) steals or leaks sensitive data of banking financial institutions in case of severe violation, (iii) is negligent in its management resulting in repeated occurrence of key system disruption or data accidents, (iv) provides low quality services, resulting in losses to multiple banking financial institutions and fails to make rectification upon multiple warnings, (v) fails to rectify any issue identified during any risk monitoring and inspection within a given period or (vi) commits other violations or causes other severe information technology accidents, may be prohibited from providing information technology outsourcing services for two or more year.

In addition, the Offsite IT Outsourcing Circular regulates “offsite IT outsourcing,” which is defined as outsourcing provided by service providers that provide services for three or more banking financial institutions or other institutions at the same time offsite by renting of key IT infrastructure facilities or purchase of key infrastructure services by banking financial institutions or where the information system is located, operated and maintained by service providers outside the premises of the financial institution. It requires offsite IT outsourcing providers to comply with applicable banking laws and regulations and be subject to inspection by banking regulators. The Offsite IT Outsourcing Circular also sets forth certain due diligence, risk assessment and management, outsourcing contract, reporting and audit requirements.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require the internet finance industry, to comply with certain anti-money laundering requirements, including establishing a user identification program, monitoring and reporting of suspicious transactions, preserving user information and transaction records, and providing assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementation rules to further specify the anti-money laundering obligations of the internet finance industry.

In October 2018, the PBOC and the CSRC jointly released the Administrative Measures for Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (for Trial Implementation), or the Anti-Money Laundering Measures for Internet Financial Institutions, which became effective in January 2019. The Anti-Money Laundering Measures for Internet Financial Institutions provides that the institutions engaging in internet finance business, including online payment, online lending, and online lending information intermediary business, shall be subject to the obligation of anti-money laundering and anti-terrorism financing, and further refined and detailed requirements of verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, and other anti-money laundering obligations. The Interim Measures also stipulated the anti-money laundering obligations of an online lending intermediary therein.

In April 2021, the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, was released by the PBOC officially and will take effect on August 1, 2021. According to the Anti-Money Laundering Measures for Financial Institutions, the following financial institutions duly established within the PRC territory are clearly required by the PBOC to fulfill anti-money laundering and anti-terrorism financing related obligations: (a) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (b) securities companies, futures companies and fund management companies; (c) insurance companies and insurance asset management companies; (d) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies and wealth management subsidiaries of commercial banks; and (e) other financial institutions. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The PBOC and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

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

In January 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Applications to carry out inspections against mobile applications that collect and use personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services and forcing users to give authorization in disguised form. In November 2019, the Secretary Bureau of the CAC, the MIIT, the Ministry of Public Security and the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information by Applications, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile applications, for the application operators to conduct self-examination and self-correction, and for other participants to voluntarily monitor compliance.

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the Cyberspace Administration of China, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests in July 2020, which requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also sets forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

The Civil Code of PRC, which was promulgated by the NPC in May 2020 and became effective in January 2021, provides that:

(i) the personal information of a natural person shall be protected by law. Personal information shall refer to various types of information recorded electronically or otherwise that can identify a specific natural person either alone or in combination with other information, including the natural persons name, date of birth, identity document number, biometric information, residential address, phone number, email address, health information, and location information;

(ii) the processing of personal information shall include the collection, storage, use, processing, transmission, provision, and disclosure of personal information. The processing of personal information shall be carried out pursuant to the principles of lawfulness, appropriateness and necessity, and excessive processing shall not be allowed. In addition, the following conditions shall be satisfied: (a) the consent of the natural person who is the owner of the personal information or his/her guardian shall be obtained, unless otherwise prescribed by laws and administrative regulations; (b) the rules for information processing shall be made public; (c) the purposes, methods and scope of information processing shall be made public; and (d) the provisions of laws and administrative regulations and the agreements of both parties shall not be violated;

(iii) an information processor shall not divulge or tamper with the personal information it collects or stores; and, without the consent of a natural person, the information processor shall not illegally provide others with the personal information of the natural person, except for information that is rendered unrecoverable after processing and from which no specific individual may be identified; and

(iv) an information processor shall take technical and other necessary measures to ensure the security of the personal information it collects and stores, and prevent information from being leaked, tampered with or lost; and, if personal information has been or may be leaked, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural persons concerned in accordance with relevant provisions, and report the situations to competent departments concerned.

On February 13, 2020, the People’s Bank of China issued the Personal Financial Information Protection Technical Specification, which is an industry standard, to specify the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion, and destruction. This standard is applicable for financial industry institutions to provide financial products and services, and also provides a reference for security assessment agencies to conduct security inspections and assessments. According to the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements are put forward for the whole life cycle processing of all kinds of information according to different categories.

On July 3, 2020, the Data Security Law (Draft) was published to solicit public comments. The Data Security Law (Draft) mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data-related activities and implementing data security protection responsibility.

On October 21, 2020, the Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law, which sets a high bar for Chinese data protection, taking consent as basis for data processing, introducing restrictions on international data transfers and imposing revenue-based fines as the penalty for non-compliance.

On April 26, 2021, the MIIT released the Interim Provisions on the Protection and Management of Personal Information of Mobile Internet Applications (Draft), or the Draft App Interim Provisions, to solicit public comments. The Draft App Interim Provisions defines “application personal information handling activities” as the activities of collecting, storing, using, processing and transmitting personal information by the applications running in the mobile intelligent terminal. It applies to all entities that engaged in personal information handling activities through applications in the PRC . The Draft App Interim Provisions provides rules on handling personal information, including but not limited to that (i) entities that engaged in personal information handling activities shall formulate and publicize clear and understandable rules on personal information handling and any consent to personal information handling shall be expressed by individuals voluntarily and explicitly on the premise of full knowledge; (ii) entities that engaged in personal information handling activities shall have a clear and reasonable purpose and follow the principle of minimum necessity, and shall not engage in personal information processing activities beyond the scope of user's consent or irrelevant to service scenarios.

Regulations on Financial Consumers Protection

The Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection promulgated by the PBOC on December 14, 2016 came into force on the same day. The Measures for Financial Consumer Protection provided that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and integrity, conscientiously assume primary responsibilities for protecting the legitimate rights and interests of financial consumers, and fulfill statutory obligations concerning financial consumer protection. They shall establish and improve internal control systems for financial consumer protection. When handling consumer financial information, banks and payment institutions shall follow the principles of legitimacy, justifiability and necessity, and obtain the explicit consent of financial consumers or their guardians. The Measures for Financial Consumer Protection also require banks and payment institutions to protect the personal financial information of consumers, including personal identification information, property information, account information, credit information, financial transaction information and other information that reflects the conditions of a particular individual.

Regulations Relating to Internet Advertising

In April 2015, the Standing Committee of the NPC promulgated the PRC Advertising Law, which was amended as of October 26, 2018. Pursuant to the Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

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

The Circular of the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the State Administration of Foreign Exchange on Further Regulating Financial Marketing Campaigns, or the Circular 316, which was promulgated on December 20, 2019 and became effective on January 25,2020, regulates that market players who have not obtained the corresponding qualification for the financial business may not carry out marketing related to such financial business, except that information release platforms and the media are entrusted by the financial product operators or financial service providers that have obtained the qualification for the financial business with the financial marketing in accordance with the law. According to the Announcement No.3 issued by PBOC, all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

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

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the State Administration for Market Regulation and will take into effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law. Pursuant to the regulations, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions. We are subject to these measures as a result of our online direct sales and online marketplace.

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

The Civil Code of PRC provides that:

(i) in the event of damage arising from a defective product, the infringed party may seek compensation from either the manufacturer or seller of the said product. If the product defect is caused by the manufacturer, the seller shall be entitled to seek reimbursement from the manufacturer upon compensation. If the product defect is caused through the fault of the seller, the manufacturer shall be entitled to seek reimbursement from the seller upon compensation;

(ii) if the product defect is caused through the fault of a third party, including, inter alia, the transporter or the party providing storage, and results in damage to others, the seller of the said product shall be entitled to seek reimbursement from the third party upon compensation;

(iii) if a defective product endangers the personal or property safety of others, the infringed party shall be entitle to request that the manufacturer or seller assume tort liability through, inter alia, stop infringement, removal of obstacle and elimination of danger;

(iv) if a defect is found in a product after it has been put into circulation, the manufacturer and the seller shall take remedial measures in a timely manner including, inter alia, alerts and recalls. In the event of damage is enlarged due to a failure to take remedial measures in a timely manner or inadequate remedial measures, they shall bear tort liability. Where a recall measure is taken pursuant to the preceding sentences, the manufacturer and the seller shall bear the necessary expenses incurred by the infringed party resulted therefrom; and

(v) in the event of death or serious damage to health arising from a product that is manufactured or sold when it is known to be defective or failure to take effective remedial measures pursuant to the preceding sentences, the infringed party shall be entitled to claim corresponding punitive compensation.

We are subject to these laws and regulations as an online supplier of commodities and a provider of an online marketplace platform.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, promulgated in February 2010 and taking effect in April 2010, or the Copyright Law, and related rules and regulations. A revised Copyright Law was published in November 2020 and will become effective in June 2021. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC, promulgated in December 2008 and effective since October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. A revised patent Law was published in October 2020 and will become effective in June 2021. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

Trademark The Trademark Law of the PRC, promulgated in April 2019 and effective since November 2019, or the Trademark Law, and the rules implemented thereunder protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

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

We have registered 67 patents in China, and have applied for 325 additional patents with the PRC State Intellectual Property Office and we also have three international patent applications through the procedures under the Patent Cooperation Treaty. We have registered 165 software copyrights and 2 copyrights for artworks with the PRC National Copyright Administration. We have 156 registered domain names, including lexin.com, lexinfintech.com and fenqile.com. As of the date of this annual report, we had 399 registered trademarks, including our “LEXIN乐信,” “Fenqile,” and “” trademarks.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by NPC in December 2018 and (ii) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council in January 2008 and amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, which was effective in January 2011, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%. However, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry, which became effective on January 1, 2021, replaced the above-mentioned provision in the Circular 27. It provides that a key software enterprise encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

In addition, according to the Enterprise Income Tax Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered to be PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT, in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it should be a company as provided in the tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective in November 2015 and was amended in June 2018. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In February 2018, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third-party country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 35 became effective and superseded Circular 60 in January 2020. Compared to Circular 60, Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities. Accordingly, Installment (HK) Investment Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Regulations Relating to Labor

Regulations on Labor Contract

The main PRC employment laws and regulations applicable to us include the Labor Law of the PRC, or the Labor Law, the Labor Contract Law of the PRC, or the Labor Contract Law, the Implementing Regulations on the Labor Contract Law of the PRC and other relevant laws and regulations.

The Labor Law was issued by the NPC Standing Committee on July 5, 1994, took effect on January 1, 1995, and was last amended on December 29, 2018. Under this law, employers should enter into employment contracts with their employees based on the principles of equality, consent and agreement through consultation. Wages will be paid based on the policy of performance, equal pay for equal work, lowest wage protection and special labor protection for female worker and juvenile workers. The Labor Law also requires employers to establish and effectively implement a system of ensuring occupational safety and health, educate employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Employers are also required to pay their employees’ social insurance premiums.

The Labor Contract Law was issued by the NPC Standing Committee on June 29, 2007, amended on December 28, 2012 and took effect on July 1, 2013. Under this law and its implementing regulations, enterprises established in the PRC must enter into employment agreements with their employees to provide for the term of employment, job duties, work time, holidays and statutory payments, labor protection, working condition and occupational hazard prevention and protection and other essential contents. Both employers and employees will duly perform their duties. The Labor Contract Law also provides for the scenario of rescission and termination. Except for certain situations explicitly stipulated in the Labor Contract Law that are not subject to economic compensation, economic compensation shall be paid to the employee by the employer for the rescission or termination of the employment agreement.

Regulations on Social Insurance and Housing Provident Funds

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the NPC Standing Committee on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the PRC established social insurance systems such as basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. Employers must apply for completion of social security registration with the local social security agency within 30 days from the date of incorporation with their business license, registration certificate or corporation seal. Employers that fail to complete social security registration will be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, the employers will be subject to fines ranging from one to three times the amount of the payable social security premiums, and the person(s)-in-charge who is/are directly accountable and other directly accountable personnel will be subject to fines ranging from RMB500 to RMB3,000. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution will order it to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department will impose a fine from one to three times the amount of overdue payment.

According to the Several Provisions on Implementing the Social Insurance Law of the PRC, or the Provisions, issued by the Ministry of Human Resources and Social Security of the PRC on June 29, 2011 and effective on July 1, 2011, insurance premiums that should be paid by employees will be withheld and paid by the employers. Where an employer fails to withhold and pay the premiums in accordance with the Provisions, the social insurance premium collection institution will order the employer to remit within the prescribed time and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date of default as late payment penalty. Employers may not require employees to pay late payment penalties.

Pursuant to the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must complete housing provident funds registration with local housing fund administration centers and open housing fund accounts for their employees in the bank. Employers must, within 30 days from their date of establishment, go through housing provident funds registration with local housing fund administration centers and complete housing provident fund account establishment procedures for employees with the examination and approval documents of the housing provident fund management center within 20 days from completion of registration. Employers are required to pay and deposit housing funds on behalf of their employees in full and in a timely manner, and any employer that fails to open such bank account or contribute housing funds may be fined and ordered to make payment within a prescribed time limit. If the employer still fails to do so, the housing fund administration center may apply to the court for enforcement of the unpaid amount.

Pursuant to the Notice of the General Office of the State Council on Promulgation of the Pilot Program for Implementing Consolidation of Maternity Insurance and Basic Medical Insurance for Employees and Opinions of the General Office of the State Council on Comprehensively Promoting the Implementation of the Combination of Maternity Insurance and Basic Medical Insurance for Employees issued on January 19, 2017 and March 6, 2019, maternity insurance and basic medical insurance for employees will be consolidated. On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System, or the Reform Plan. Under the Reform Plan, beginning January 1, 2019, tax authorities are responsible for the collection of social insurance contributions in the PRC.

Pursuant to the Interim Measures for Participation in Social Insurance by Hong Kong, Macao and Taiwan Residents in the Mainland, which was promulgated by the Ministry of Human Resources and Social Security on November 29, 2019, effective on January 1, 2020, employers registered in the Mainland China shall contribute basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for Hong Kong, Macao and Taiwan residents who are employed or recruited by them.

Regulations on M&A Rules

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by MOFCOM.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations on Technology Export Control

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Foreign Trade Law, and it provides that foreign trade operators engaged in export of technologies shall report with the relevant governmental authorities. Pursuant to the Foreign Trade Law, where technologies exported are prohibited, or restricted but were exported without governmental permission, relevant authorities will impose penalties in accordance with the relevant laws and regulations, or will order the operators to conduct rectification, confiscate their illegal income, and impose fine of one to five times of the illegal income. If there is no illegal income or the amount of illegal income is less than RMB10,000, a fine ranging from RMB10,000 to RMB50,000 will be imposed.

On November 29, 2020, the State Council released the Regulations on the Administration of the Import and Export of Technology (2020 vision). The Regulations stipulate the definition of technology export, which refers to the transfer of technology from China to foreign countries by means of trade, investment or economic and technical cooperation. According to the Regulations, the relevant departments may establish a catalog of technologies that are restricted or prohibited from export, and the export of technologies in the “prohibited” part of the catalog is prohibited. For technologies in the “restricted” part of the catalog, approval from the government is required before the parties conduct substantive negotiations and sign a contract on the export, and an export license must be obtained before the export can be made.

On August 28, 2020, the Ministry of Commerce and the Ministry of Science and Technology jointly issued the Catalogue of Technologies Prohibited or Restricted from Export by China, or the Catalogue, which has replaced its previous version issued in 2001. The main purpose of the Catalogue is to regulate the export of technologies, promote technological improvement and expand economic and technological exchanges with foreign countries while safeguarding national economic security. According to the Catalogue, for technologies which are categorized as the restricted export technology, an export license is required before export.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F.

LexinFintech Holdings Ltd. (Cayman Islands)
100%
Green Lemon Technologies Limited (Hong Kong)
100%
Installment (HK) Investment Limited (Hong Kong)
100%
C. Xin Asset Management Limited (Hong Kong)
Offshore
Onshore
100%
Beihai Green Lemon Technology Co., Ltd.
100%
Beijing Shijitong Technology Co., Ltd.
100%
Shenzhen Lexin Software Technology Co., Ltd.
Beihai Super Egg E-Commerce Co., Ltd. (7)
Beijing Lejiaxin Network Technology Co., Ltd. (3)
Shenzhen Xinjie Investment Co., Ltd. (1)
10%
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (4)
Shenzhen Mengtian Technology Co., Ltd. (5)
100%
Beihai Aurora Technology Co., Ltd.
100%
Shenzhen Qianhai Juzi Information Technology Co., Ltd.
68.7027%
Shenzhen Fenqile Network Technology Co., Ltd. (2)
100%
Shenzhen Dingsheng Computer Technology Co., Ltd.
66%
Ji'an Fenqile Network Microcredit Co., Ltd.
100%
Shenzhen Fenqile Trading Co., Ltd.
98.6%
Shenzhen Lexin Financing Guarantee Co., Ltd. (6)
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
(4)

The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our chief financing cooperation officer and director, and Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%).

(5)

The shareholders of Mengtian Technology include Jay Wenjie Xiao (62.5%), Xiaoting Zhou (17.5%), Kris Qian Qiao (7.5%), Jianwei Wei (7.5%) and Shan Xu (5%), Xiaoting Zhou and Shan Xu are our non-executive PRC employees.

(6)	98.6% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Shenzhen Fenqile, while the remaining 1.4% is held by Mengtian Technology.
(7)	The shareholders of Beihai Super Egg include Tao Yang (50%), Ming Ma (25%) and Kai Yuan (25%), and Tao Yang, Ming Ma and Kai Yuan are all our non-executive PRC employees.

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, mainly through Beijing Shijitong, Shenzhen Lexin Software Technology Co., Ltd. and Beihai Green Lemon Technology Co., Ltd., with our variable interest entities and the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

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

The following is a summary of the currently effective contractual arrangements between our wholly owned PRC subsidiary, Beijing Shijitong, certain of our variable interest entities and their shareholders. The contractual arrangements between (i) our wholly owned PRC subsidiary, Shenzhen Lexin Software Technology Co., Ltd., and our variable interest entity, Mengtian Technology, and its shareholders and (ii) our wholly owned PRC subsidiary, Beihai Green Lemon Technology Co., Ltd. and our variable interest entity, Beihai Super Egg, and its shareholders are of substantially the same terms and conditions.

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

Equity Pledge Agreement. Beijing Shijitong has entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his, her or its respective equity interest in our variable interest entities to Beijing Shijitong to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If our variable interest entities or any of their shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their respective obligations under the contractual arrangements. As of the date of this annual report, the equity pledge has been registered with local PRC authorities.

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

Loan Agreements. Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Xinjie, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Fenqile, the loan agreement between Beijing Shijitong and the shareholders of Beijing Lejiaxin, and the loan agreement between Shenzhen Lexin Software and the shareholders of Mengtian Technology, Beijing Shijitong and Shenzhen Lexin Software made certain loans to the shareholders of our certain variable interest entities solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the shareholders can only repay the loans by the transfer of all their equity interests in the applicable variable interest entities to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable). In the event that shareholders transfer their equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong and Shenzhen Lexin Software (as applicable) as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong and Shenzhen Lexin Software (as applicable)’s request. The term of both loans are ten years and will be extended automatically for another ten years on each expiration.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of our variable interest entities currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders, are governed by PRC laws or regulations and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the NPC passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 16,000 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in six cities in China, namely Beijing, Shanghai, Wuhan, Nanchang, Changsha and Ji’an, with aggregate area of approximately 26,000 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 7,600 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 6 months to 6 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In February 2020, we successfully bid for a plot of land of 2,911.25 square meters in Shenzhen’s Nanshan district and entered into a land use purchase agreement with the municipal government. Total purchase price for the acquisition of the land plot is RMB1.032 billion. We expect to use this land to our continued growth and expansion, as we plan to build our new headquarters in this new location.

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

A.          Operating Results

Overview

We are a leading online consumer finance platform for new generation consumers in China. We strategically focus on serving the credit needs of new generation consumers in China.

Our online consumer finance platform, Fenqile, offers users personal installment loans, installment purchase loans and other loan products. We match user loans with diversified funding sources, including institutional funding partners on our platform, investors of our asset-backed securities and others, and, historically, individual investors on our Juzi Licai platform. We charge fees for our matching services.

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2020, we cumulatively originated RMB446 billion (US$68.3 billion) in loans. In 2018, 2019 and 2020, we originated RMB66.1 billion, RMB126 billion and RMB177 billion (US$27.1 billion) in loans, respectively, representing a CAGR of 63.5%. As of December 31, 2018, 2019 and 2020, our outstanding principal balance of loans was approximately RMB32.4 billion, RMB60.6 billion and RMB76.5 billion (US$11.7 billion), respectively. The weighted average tenor of loans originated on our platform in 2019 and 2020 was approximately 12.5 months and 11.3 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(except for number of users)
Outstanding principal balance (in millions)	32,397	60,567	76,480	11,721
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	6,808	4,785	5,652	866
Outstanding principal balance of off-balance sheet loans (in millions)	25,589	55,782	70,828	10,855
Outstanding principal balance by type of loan product:
Outstanding principal balance of installment purchase loans (in millions)	1,570	2,365	1,295	198
Outstanding principal balance of personal installment loans (in millions)	30,827	58,202	75,185	11,523
Originations (in millions)	66,087	125,959	176,679	27,077
Originations of installment purchase loans (in millions)	2,738	3,922	2,063	316
Originations of personal installment loans (in millions)	63,349	122,037	174,616	26,761
Average user loan balance	9,048	7,829	8,125	1,245
Number of active users who used our loan products (in thousands)	4,896	9,855	12,927	N/A
Number of new active users who used our loan products (in thousands)	2,257	6,599	6,145	N/A

Outstanding principal balance. Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the period. The accounting treatment with respect to outstanding principal balance of loans on our consolidated balance sheets varies, depending primarily on whether we are considered as the primary obligor in the lending relationship. See “—Critical Accounting Policies—On- and off-balance sheet treatment of loans” below.

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

On- and Off-Balance Sheet Treatment of Loans

We access an array of diversified funding sources to ensure that we have scalable and stable funding. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered as the primary obligor in the lending relationship.

We generate financing receivables from providing installment purchase loans and personal installment loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) institutional funding partners; (2) the issuance of asset-backed securitized debts, and (3) historically, individual investors on Juzi Licai, the balance of which has been reduced to zero in December 2020. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

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

With respect to the loans funded by individual investors through Juzi Licai after our business model adjustments on April 24, 2018, and the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a user makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. For individual investors on Juzi Licai, we had set up a new investor protection program called the risk safeguard scheme on April 24, 2018, replacing the quality assurance program. We concluded that we are the primary obligor in providing the guarantee services in relation to the risk safeguard scheme and records our obligations in accordance with ASC 460, Guarantees. The balance of risk safeguard fund is recorded as “restricted cash” on our consolidated balance sheets. We earned loan facilitation and servicing fees from our platform users and individual investors on Juzi Licai. See “—Critical Accounting Policies—On- and off-balance sheet treatment of loans.”

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

In a strong economic climate, demand for our products and services may increase as consumer spending increases. In addition, additional potential users may qualify for a higher credit limit based on our credit assessment. Traditional lenders may also approve loans for a higher percentage of our potential users. Young professionals may receive higher and more stable salaries or other income, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur. In particular, demand for our products and services may be materially and adversely impacted by severe and prolonged economic downturns as a result of the ongoing outbreak of COVID-19 and other factors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.”

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

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our operating revenue grew significantly in 2018, 2019 and 2020 primarily as a result of growth in loan originations on our platform. In 2018, 2019 and 2020, we originated RMB66.1 billion, RMB126 billion and RMB177 billion (US$27.1 billion) in loans, respectively. As of December 31, 2018, 2019 and 2020, we had approximately RMB32.4 billion, RMB60.6 billion and RMB76.5 billion (US$11.7 billion), respectively, in outstanding principal balance of loans. Growth in our loan originations and outstanding principal balance has been driven primarily by the addition of new users and increasing business from existing users. The number of our active users grew from approximately 4.9 million in 2018 to approximately 9.9 million in 2019, and further grew to approximately 12.9 million in 2020. We anticipate that our future growth will continue to depend in part on attracting new users.

In addition, we believe the repeat borrowing behavior of our existing users will be important to our future growth. Of all active users on our platform in 2018, 2019 and 2020, approximately 80%, 81% and 86%, respectively, were repeat users who had successfully borrowed on our platform at least once previously. We believe our significant number of repeat users is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our users will be an important factor in our continued revenue growth.

Ability to satisfy our users’ growing financial needs

Creating value by satisfying our users’ growing financial needs will be an important component of our future performance. We seek to grow with our users and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In late 2014, we began to offer personal installment loans in addition to installment purchase loans on our platform. The outstanding principal balance of personal installment loans grew significantly from RMB30.8 billion as of December 31, 2018 to RMB58.2 billion as of December 31, 2019, and further grew to RMB75.2 billion (US$11.5 billion) as of December 31, 2020. In addition, as our college student users build their credit history with us and enter the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

Ability to control user acquisition cost

Our results of operations depend in part on our ability to control user acquisition cost. Our new generation consumers are often geographically concentrated and socially connected, which enables us to achieve effective user acquisition through well-targeted marketing. Recently, direct online advertising and non-traditional traffic sources has formed a core part of our marketing efforts. In addition, we also seek to attract and retain more new generation consumers by offering products and services that cater to their evolving consumption needs and providing a comprehensive consumption platform and ecosystem. Our e-commerce channel on Fenqile, for example, offers a wide variety of competitively priced products across categories that specifically meet the shopping needs of our targeted user cohort and to attract new generation consumers. Furthermore, we offer a variety of membership and benefits programs to our customers through our Le Card and related programs, and we are expanding our product offerings through our new initiatives. In addition, our operational team provides ongoing user service by addressing our users’ questions in using our platform, which enhances user experience and user loyalty. We use a diverse array of online marketing channels to attract users, including through social media such as Douyin, Wechat and Weibo as well as press outlets to help drive brand awareness, using paid placement on major online search engines in China. Our natural traffic, non-traditional traffic sources and referrals from our existing customers have also historically driven a substantial portion of our customer acquisition. In addition, we operate a sales force that engages in direct marketing to potential customers.

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. As of December 31, 2020, we had over 70 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions. As of the same date, Juzi Licai no longer had any individual investors who had outstanding investments. Since 2016, we have also offered five public and private asset-backed securitization programs.

Effectiveness of risk management

Our ability to effectively segment users into appropriate risk profiles impacts our ability to attract and retain users, as well as our ability to offer investors and funding partners attractive risk-adjusted returns. We take an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. We intend to optimize our fraud detection capabilities, improve the accuracy of our credit assessment model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. The effectiveness of our risk management system also depends on our ability to collect delinquent loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected.”

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

The following table provides our delinquency rates for all loans (including on- and off-balance sheet loans) as of December 31, 2018, 2019 and 2020:

	Delinquent for
	1- 29 days	30 - 59 days	60 - 89 days	90 -179 days
December 31, 2018	1.28%	0.69%	0.52%	1.41%
December 31, 2019	1.75%	1.12%	0.77%	1.56%
December 31, 2020	1.47%	0.82%	0.63%	1.95%

The following table provides our delinquency rates for installment purchase loans that were outstanding as of December 31, 2018, 2019 and 2020:

	Delinquent for
	1- 29 days	30 - 59 days	60 - 89 days	90 -179 days
December 31, 2018	0.51%	0.28%	0.21%	0.68%
December 31, 2019	1.03%	0.69%	0.47%	1.02%
December 31, 2020	1.13%	0.65%	0.50%	1.78%

The following table provides our delinquency rates for personal installment loans that were outstanding as of December 31, 2018, 2019 and 2020:

	Delinquent for
	1- 29 days	30 - 59 days	60 - 89 days	90 -179 days
December 31, 2018	1.32%	0.71%	0.53%	1.45%
December 31, 2019	1.78%	1.14%	0.78%	1.58%
December 31, 2020	1.47%	0.83%	0.63%	1.95%

Charge-off rates

During 2018, 2019 and 2020, the total amount of loans that were charged off after 180 days past due was 4.74%, 6.02% and 10.92%, respectively, of the average outstanding principal balance during the relevant period.

We define vintage charge-off rates as, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2020 for each vintage of a three-month period from January 1, 2015 to June 30, 2020.

With the negative impact of COVID-19 on the general economic environment as well as on our collection efforts, we have experienced an increase in both delinquency rates and charge-off rates primarily in the first quarter of 2020, which may continue into 2021, if not longer. As the future developments of the pandemic are highly uncertain and outside our control, there are uncertainties with respect to the effectiveness of our loan performance management in the future.

Key Components of Our Results of Operations

Operating revenue

We generate our operating revenue from sales of products and services on our e-commerce channel and the provision of financial services.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online direct sales	2,396,680	31.5	3,623,991	34.2	1,900,835	291,316	16.3
Membership services(1)	124,066	1.6	112,558	1.0	113,107	17,334	1.0
Other services(1)	79,848	1.1	92,292	0.9	68,890	10,558	0.6
Online direct sales and services income(1)	2,600,594	34.2	3,828,841	36.1	2,082,832	319,208	17.9
Loan facilitation and servicing fees-credit oriented(1)	1,875,207	24.7	4,811,868	45.4	3,786,996	580,383	32.5
Interest and financial services income and other revenues(1)	2,920,485	38.4	1,146,824	10.8	1,418,892	217,455	12.2
Guarantee income(1)	—	—	—	—	2,319,693	355,509	19.9
Credit-oriented services income(1)	4,795,692	63.1	5,958,692	56.2	7,525,581	1,153,347	64.6
Loan facilitation and servicing fees-performance based(1)	149,341	2.0	648,516	6.1	1,930,835	295,913	16.6
Loan facilitation and servicing fees-volume based(1)	51,269	0.7	167,458	1.6	106,007	16,246	0.9
Platform-based services income(1)	200,610	2.7	815,974	7.7	2,036,842	312,159	17.5
Total operating revenue	7,596,896	100.0	10,603,507	100.0	11,645,255	1,784,714	100.0

(1)

Starting from the second quarter of 2020, we report revenue streams in three categories — online direct sales and services income, credit-oriented services income and platform-based services income, to provide more relevant information. The comparative period presentation was also revised to conform to current period classification.

In providing credit-oriented services, we originate on-balance sheet loans, or facilitate the loan origination of off-balance sheet loans where we also provide guarantee services. Consequently, we take all credit risks of borrowers in respect of on-balance sheet loans, and off-balance sheet loans through the relevant guarantee arrangements. By nature, revenue earned from off-balance sheet loans where we also provide guarantee services is recorded as “Loan facilitation and servicing fees-credit oriented” and “Guarantee income,” and interest income and other fees from on-balance sheet loans is recorded as “Interest and financial services income and other revenues.”

In providing platform-based services, we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders for off-balance sheet loans we facilitate. We either charge the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, which is referred to as performance-based model, or charge the service fees primarily at predetermined rates of amount of loan originations upon successful matching of borrowing requests, which is referred to as volume-based model.

Revenue from “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” were previously reported as one combined financial statement line item as “Loan facilitation and servicing fees” before the change of presentation.

For online direct sales and services income, we report the premium membership fees for the membership packages as “Membership services,” and the commission fee earned from third-party sellers for the online marketplace services we rendered and other services revenue as “Other services” within “Online direct sales and services income.” The premium membership fees, commission fee earned from third-party sellers and other services revenue were previously reported as “Services and others” within “Online direct sales and services income” before the change of presentation.

Online direct sales and services income. We generate revenue from our e-commerce channel from online direct sales, membership services and other services. We engage in the online direct sales of electronic products, home appliance products and general merchandise products. Revenue from online direct sales is recorded on a gross basis. Revenue from membership services consists of premium membership fees earned from subscribed members. Revenue from other services consists of commissions earned from third-party sellers made on our online marketplace through our e-commerce channel.

Credit-oriented services income

•

Interest and financial services income. We generate interest and financial services income earned on installment purchase loans from the online direct sales on Fenqile’s website and mobile apps and personal installment loans to borrowers, if these loans are determined to be on-balance sheet loans.

•

Other revenues. Other revenues include fees collected for early repayment and late payment for on-balance sheet loans, which is calculated as a percentage of interest over the prepaid principal loan amount in the case of an early repayment or a percentage of past due amounts in the case of a late repayment.

•

Loan facilitation and servicing fees-credit oriented. With respect to off-balance sheet loans where we provide guarantee services, we take all credit risks of borrowers in respect of off-balance sheet loans through the relevant guarantee arrangements, and generate loan facilitation and servicing fees-credit oriented under credit-oriented model for provision of intermediary services to both the users and the funding partners, including loan facilitation and matching, account maintenance, collection, and payment processing services and financing guarantee services, if any.

•

Guarantee income. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default and recognized as guarantee income.

Platform-based services income

•

Loan facilitation and servicing fees-performance based. With respect to off-balance sheet loans where we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders, we earn service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans.

•

Loan facilitation and servicing fees-volume based. With respect to off-balance sheet loans where we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders, we earn service fees primarily at predetermined rates of amount of loan originations upon successful matching of borrowing requests.

Operating cost

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	2,440,613	53.2	3,624,301	64.7	1,907,508	292,338	23.8
Funding cost	898,028	19.6	508,829	9.1	589,837	90,396	7.4

Processing and servicing cost	324,005	7.1	642,126	11.4	1,413,212	216,584	17.6
Provision for credit losses of financing receivables	884,056	19.3	708,684	12.6	779,235	119,423	9.7
Provision for credit losses of contract assets and receivables	38,254	0.8	125,471	2.2	441,805	67,710	5.5
Provision for credit losses of contingent liabilities of guarantee	—	—	—	—	2,880,590	441,470	36.0
Total operating cost	4,584,956	100.0	5,609,411	100.0	8,012,187	1,227,921	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2018, 2019 and 2020.

Funding cost. Our funding cost consists of interest expenses paid to institutional funding partners and, historically, individual investors on Juzi Licai to fund financing receivables, and certain fees and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consist primarily of vendor costs related to credit assessment, user and system support, payment processing services and collection services associated with originating, facilitating and servicing loans, and related payroll cost for personnel engaged in processing and servicing activities. With respect to on-balance sheet loans, we have determined that direct origination costs, including costs directly attributable to loan originations, such as vendor costs and personnel costs directly related to the time spent by those individuals performing loan origination activities, are insignificant and expensed as incurred and recorded in processing and servicing cost.

Provision for credit losses of financing receivables. We evaluate the creditworthiness and collectability of our on-balance sheet loan portfolio on a pooled basis. The provision for credit losses of financing receivables represents an estimate of the losses inherent in our on-balance sheet loan portfolio.

Provision for credit losses of contract assets and receivables. We evaluate the collectability of our contract assets and service fees receivable related to loan facilitation and servicing fees. The provision for credit losses of contract assets and service fees receivable represents an estimate of the losses inherent in our off-balance sheet loan portfolio.

Provision for credit losses of contingent liabilities of guarantee. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using current expected credit losses (“CECL”) lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net”.

Operating expenses

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	589,983	49.6	1,538,698	65.0	1,274,402	195,311	57.9
Research and development expenses	320,165	26.9	415,995	17.6	474,265	72,684	21.6
General and administrative expenses	279,859	23.5	412,117	17.4	451,284	69,162	20.5
Total operating expenses	1,190,007	100.0	2,366,810	100.0	2,199,951	337,157	100.0

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiaries during the periods presented. Hong Kong does not impose a withholding tax on dividends. Commencing from the year of assessment of 2018, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, a High and New Technology Enterprise (“HNTE”) is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Qianhai Juzi is qualified as an HNTE for the three years ending December 31, 2017, 2018,and 2019. In March 2020, Mengtian Technology and Shenzhen Lexin Software Technology Co., Ltd. received confirmation from the relevant PRC government agencies that they qualify as HNTEs for the three years ending December 31, 2019, 2020, and 2021, and will need to re-apply for HNTE qualification in 2022. However, Mengtian Technology failed to satisfy the accreditation conditions concerning tax incentives of HNTEs in 2020, and the status of Qianhai Juzi as an HNTE expired in 2019 without obtaining such new qualification. As a result, both Mengtian Technology and Qianhai Juzi were subject to the uniform income tax rate of 25% in 2020.

The PRC Enterprise Income Tax Law and its implementing rules and other relevant regulations and rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and each of Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd., a subsidiary of our variable interest entity, was qualified as “Software Enterprises” in 2017. Therefore, Shenzhen Dingsheng Computer Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021. Shenzhen Lexin Software Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018. With respect to the years of 2019, pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%, Shenzhen Lexin Software Technology Co., Ltd. was accredited as a key software enterprise so that it was subject to a 10% income tax rate in 2019. In December 2020, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry was promulgated, which replaced the above-mentioned provision of the Circular 27 and further provided that key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits, and be subject to the enterprise income tax levied at the reduced rate of 10% for the subsequent years. Shenzhen Lexin Software Technology Co., Ltd. is applying for such key software enterprise qualification in 2020. If it gets such qualification, it will be exempt from the enterprise income tax in 2020. However, if Shenzhen Lexin Software Technology Co., Ltd. fails to obtain such qualification, it would be subject to 12.5% income tax rate as a “Software Enterprises” in 2020. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC. Beihai Aurora is entitled for a preferential income tax rate of 15% for China’s Western Development Strategy, in the meantime, the local tax bureau in Guangxi exempted 40% of the income based on 15% from 2018 to 2022. Therefore, Beihai Aurora applied a preferential income tax rate of 9% from 2018 to 2022 and 15% from 2023 to 2030.

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

We intend to indefinitely reinvest all the undistributed earnings of our variable interest entities and their subsidiaries incorporated in the PRC and do not plan to have our PRC subsidiaries distribute any dividend. Therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiaries, variable interest entities or their subsidiaries as of December 31, 2018, 2019 and 2020.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

For the Year Ended December 31,

	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Online direct sales	2,396,680	31.5	3,623,991	34.2	1,900,835	291,316	16.3
Membership services	124,066	1.6	112,558	1.0	113,107	17,334	1.0
Other services	79,848	1.1	92,292	0.9	68,890	10,558	0.6
Online direct sales and services income	2,600,594	34.2	3,828,841	36.1	2,082,832	319,208	17.9
Loan facilitation and servicing fees-credit oriented	1,875,207	24.7	4,811,868	45.4	3,786,996	580,383	32.5
Interest and financial services income and other revenues	2,920,485	38.4	1,146,824	10.8	1,418,892	217,455	12.2
Guarantee income	—	—	—	—	2,319,693	355,509	19.9
Credit-oriented services income	4,795,692	63.1	5,958,692	56.2	7,525,581	1,153,347	64.6
Loan facilitation and servicing fees-performance based	149,341	2.0	648,516	6.1	1,930,835	295,913	16.6
Loan facilitation and servicing fees-volume based	51,269	0.7	167,458	1.6	106,007	16,246	0.9
Platform-based services income	200,610	2.7	815,974	7.7	2,036,842	312,159	17.5
Total operating revenue	7,596,896	100.0	10,603,507	100.0	11,645,255	1,784,714	100.0
Operating cost:
Cost of sales	(2,440,613)	(32.1)	(3,624,301)	(34.1)	(1,907,508)	(292,338)	(16.4)
Funding cost	(898,028)	(11.8)	(508,829)	(4.8)	(589,837)	(90,396)	(5.1)
Processing and servicing cost(1)	(324,005)	(4.3)	(642,126)	(6.1)	(1,413,212)	(216,584)	(12.1)
Provision for credit losses of financing receivables	(884,056)	(11.6)	(708,684)	(6.7)	(779,235)	(119,423)	(6.7)
Provision for credit losses of contract assets and receivables	(38,254)	(0.6)	(125,471)	(1.2)	(441,805)	(67,710)	(3.8)
Provision for credit losses of contingent liabilities of guarantee	—	—	—	—	(2,880,590)	(441,470)	(24.7)
Total operating cost	(4,584,956)	(60.4)	(5,609,411)	(52.9)	(8,012,187)	(1,227,921)	(68.8)
Gross profit	3,011,940	39.6	4,994,096	47.1	3,633,068	556,793	31.2
Operating expenses:
Sales and marketing expenses(1)	(589,983)	(7.8)	(1,538,698)	(14.5)	(1,274,402)	(195,311)	(10.9)
Research and development expenses(1)	(320,165)	(4.2)	(415,995)	(3.9)	(474,265)	(72,684)	(4.1)
General and administrative expenses(1)	(279,859)	(3.7)	(412,117)	(3.9)	(451,284)	(69,162)	(3.9)
Total operating expenses	(1,190,007)	(15.7)	(2,366,810)	(22.3)	(2,199,951)	(337,157)	(18.9)
Change in fair value of financial guarantee derivatives, net	197,027	2.6	(212,256)	(2.0)	(707,442)	(108,420)	(6.1)
Change in fair value of loans at fair value	—	—	—	—	(47,282)	(7,246)	(0.4)
Gain on guarantee liabilities, net	108,316	1.4	196,063	1.8	—	—	—
Interest expense, net	(23,059)	(0.3)	(39,215)	(0.4)	(77,542)	(11,884)	(0.7)
Investment-related impairment	(15,215)	(0.2)	—	—	(69,156)	(10,599)	(0.6)
Investment income	18,753	0.3	52,211	0.5	7,885	1,208	0.1
Others, net	1,773	—	82,422	0.8	146,029	22,380	1.3
Income before income tax expense	2,109,528	27.7	2,706,511	25.5	685,609	105,075	5.9
Income tax expense	(132,222)	(1.7)	(411,959)	(3.9)	(90,629)	(13,890)	(0.8)
Net income	1,977,306	26.0	2,294,552	21.6	594,980	91,185	5.1
Net income attributable to ordinary shareholders	1,977,306	26.0	2,294,552	21.6	594,980	91,185	5.1
(1)	Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	8,111	0.1	10,472	0.1	11,391	1,746	0.1
Sales and marketing expenses	18,223	0.2	28,611	0.3	32,486	4,979	0.3
Research and development expenses	33,169	0.4	42,977	0.4	46,116	7,068	0.4
General and administrative expenses	63,133	0.8	95,202	0.9	108,832	16,679	0.9

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating revenue

Operating revenue increased by 9.8% from RMB10,604 million in 2019 to RMB11,645 million (US$1,785million) in 2020. This increase in operating revenues was primarily attributable to an increase in credit-oriented services income and platform-based services income for the year, driven by continuing increases in the number of active users on our platform, and the change in the presentation of guarantee income along with the adoption of ASC 326, partially offset by the decrease in online direct sales and services income. Before the adoption of ASC 326, gains or losses related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gains released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenues and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales and services income. Online direct sales and services income decreased by 45.6% from RMB3,829 million in 2019 to RMB2,083 million (US$319 million) in 2020.

•

Online direct sales. Online direct sales decreased by 47.5% from RMB3,624 million in 2019 to RMB1,901 million (US$291 million) in 2020. This decrease was primarily due to the decrease in the number of e-commerce orders during 2020.

•

Membership services and other services. Membership services increased by 0.5% from RMB112.6 million in 2019 to RMB113.1 million (US$17.3 million) in 2020. Other services decreased by 25.4% from RMB92.3 million in 2019 to RMB68.9 million (US$10.6 million) in 2020. The decrease was primarily due to the decrease of commission fee revenue.

Credit-oriented services income. Credit-oriented services income increased by 26.3% from RMB5,959 million in 2019 to RMB7,526 million (US$1,153 million) in 2020. The increase was primarily resulted from the increase of RMB2,320 million due to change of presentation of guarantee income as aforementioned, partially offset by the decrease in loan facilitation and servicing fees-credit oriented.

•

Interest and financial services income and other revenues. Interest and financial services income and other revenues increased by 23.7% from RMB1,147 million in 2019 to RMB1,419 million (US$217 million) in 2020, while the outstanding principal balances of on-balance sheet loans increased by 16.1% from RMB4.4 billion as of December 31, 2019 to RMB5.1 billion (US$785 million) as of December 31, 2020 due to the increase of on-balance sheet loans originated on our platform in 2020.

•

Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented decreased by 21.3% from RMB4,812 million in 2019 to RMB3,787 million (US$580 million) in 2020. This decrease was primarily due to the Company’s business strategy shift to increase the loan originations under the platform-based model.

•

Guarantee income. Guarantee income amounted to RMB2,320 million (US$356 million) in 2020. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Platform-based services income. Platform-based services income increased by 150% from RMB816 million in 2019 to RMB2,037 million (US$312 million) in 2020. This increase was primarily due to an increase in the loan facilitation and servicing fees-performance based, partially offset by the decrease in loan facilitation and servicing fees-volume based.

•

Loan facilitation and servicing fees-performance based. Loan facilitation and servicing fees-performance based increased by 198% from RMB649 million in 2019 to RMB1,931 million (US$296 million) in 2020. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

•

Loan facilitation and servicing fees-volume based. Loan facilitation and servicing fees-volume based decreased by 36.7% from RMB167 million in 2019 to RMB106 million (US$16.2 million) in 2020. This decrease was primarily due to the decrease in the amount of loan originations facilitated under this model.

Operating cost

Operating cost increased by 42.8% from RMB5,609 million in 2019 to RMB8,012 million (US$1,228 million) in 2020, primarily as a result of the increases in funding cost, processing and servicing cost, provision for credit losses of financing receivables, provision for credit losses of contract assets and receivables, provision for credit losses of contingent liabilities of guarantee, partially offset by the decrease in cost of sales.

Cost of sales. Cost of sales decreased by 47.4% from RMB3,624 million in 2019 to RMB1,908 million (US$292 million) in 2020, which was consistent with the decrease of online direct sales revenue.

Funding cost. Funding cost increased by 15.9% from RMB509 million in 2019 to RMB590 million (US$90.3 million) in 2020. The increase in funding cost was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost. Processing and servicing cost increased by 120% from RMB642 million in 2019 to RMB1,413 million (US$217 million) in 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in fees to third-party payment platforms, an increase in risk management and collection expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables. Provision for credit losses of financing receivables increased by 10.0% from RMB709 million in 2019 to RMB779 million (US$119 million) in 2020. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables. Provision for credit losses of contract assets and receivables increased by 252% from RMB125 million in 2019 to RMB442 million (US$67.6 million) in 2020, mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic which began in 2020.

Provision for credit losses of contingent liabilities of guarantee. Provision for credit losses of contingent liabilities of guarantee was RMB2,881 million (US$441 million) in 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using CECL lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

Gross profit

Gross profit decreased by 27.3% from RMB4,994 million in 2019 to RMB3,633 million (US$557 million) in 2020. Our gross margin decreased from 47.1% in 2019 to 31.2% in 2020. The decrease in the gross margin is primarily due to the significant increase of processing and servicing cost, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee, partially offset by the increase in platform-based services income.

Operating expenses

Operating expenses decreased by 7.1% from RMB2,367 million in 2019 to RMB2,200 million (US$337 million) in 2020 primarily due to a decrease in sales and marketing expenses, which was partially offset by increases in research and development expenses and general and administrative expenses.

Sales and marketing. Sales and marketing. Sales and marketing expenses decreased by 17.2% from RMB1,539 million in 2019 to RMB1,274 million (US$195 million) in 2020. This decrease was primarily attributable to a decrease of RMB209 million (US$32.1 million) in online advertising cost.

Research and development. Research and development expenses increased by 14.0% from RMB416 million in 2019 to RMB474 million (US$72.7 million) in 2020. This increase was primarily attributable to an increase of RMB17.6 million (US$2.7 million) in salaries and personnel related costs and an increase of RMB19.4 million (US$3.0 million) in depreciation and amortization expenses.

General and administrative. General and administrative expenses increased by 9.5% from RMB412 million in 2019 to RMB451 million (US$69.2 million) in 2020. This increase was primarily attributable to an increase of RMB26.2 million (US$4.0 million) in salaries and personnel related costs.

Gain on guarantee liabilities, net

Gain on guarantee liabilities, net in 2020 was nil. Before the adoption of ASC 326, gain or loss related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenue and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Interest expense, net

Interest expense, net in 2020 was RMB77.5 million (US$11.9 million), compared to RMB39.2 million in 2019. Net interest expense in 2020 was mainly associated with interest expense incurred for the convertible notes issued in September 2019.

Investment-related impairment

We recognized an investment-related impairment charge of RMB69.2 million (US$10.6 million) on an equity investment in 2020 due to the equity investment’s unsatisfactory financial performance.

Investment income

We recorded investment income of RMB7.9 million (US$1.2 million) in 2020, compared to RMB52.2 million in 2019. The investment income in 2019 and 2020 were mainly associated with observable price changes in orderly transaction for the identical investments for the same issuer for an equity investee, partially offset by investment losses in joint ventures.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives, net amounted to net loss of RMB707 million (US$108 million) in 2020, compared to net loss of RMB212 million in 2019. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.
Change in fair value of loans at fair value

Change in fair value of loans at fair value was a loss of RMB47.3 million (US$7.2 million) in 2020. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we accounted for them using the fair value option pursuant to ASC 825, Financial Instruments, and recorded them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense

Income tax expense for 2020 was RMB90.6 million (US$13.9 million), as compared to income tax expense of RMB412 million in 2019. The decrease in the income tax expense was consistent with the decrease of the taxable income from 2019. In addition, RMB16.2 million of income tax provision related to income tax expense in 2019 was reversed as a subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for the 2019 annual tax clearance in the third quarter of 2020.

Net income

As a result of the foregoing, our net income decreased by 74.1% from RMB2,295 million in 2019 to RMB595 million (US$91.2 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating revenue

Operating revenue increased by 39.6% from RMB7,597 million in 2018 to RMB10,604 million in 2019. This increase in operating revenues was primarily attributable to the increase in online direct sales revenue, loan facilitation and servicing fees and other financial services income in 2019.

Online direct sales and services income. Online direct sales and services income increased by 47.2% from RMB2,601 million in 2018 to RMB3,829 million in 2019.

•

Online direct sales. Online direct sales increased by 51.2% from RMB2,397 million in 2018 to RMB3,624 million in 2019. The increase was primarily due to the significant increase in the number of orders driven by several sales promotional events in 2019.

•	Services and others. Services and others increased by 0.5% from RMB204 million in 2018 to RMB205 million in 2019.

Credit-oriented services income. Credit-oriented services income increased by 24.3% from RMB4,796 million in 2018 to RMB5,959 million in 2019. This increase was primarily due to the increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

•

Interest and financial services income and other revenues. Interest and financial services income and other revenues decreased by 60.7% from RMB2,920 million in 2018 to RMB1,147 million in 2019, while the outstanding principal balances of on-balance sheet loans decreased by 31.3% from RMB6.4 billion as of December 31, 2018 to RMB4.4 billion  as of December 31, 2019 due to the decrease of on-balance sheet loans originated on our platform in 2019 as a result of the adjustments in Juzi Licai’s business model in the second quarter of 2018, as well as the repayment of existing on-balance sheet loans during the year.

•

Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented increased by 157% from RMB1,875 million in 2018 to RMB4,812 million in 2019. This increase was primarily due to the significant incsrease in off-balance sheet loans originated as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Platform-based services income. Platform-based services income increased by 307% from RMB201 million in 2018 to RMB816 million in 2019. This increase was contributed by an increase in the loan facilitation and servicing fees-performance based and loan facilitation and servicing fees-volume based.

•

Loan facilitation and servicing fees-performance based. Loan facilitation and servicing fees-performance based increased by 334% from RMB149 million in 2018 to RMB649 million in 2019. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

•

Loan facilitation and servicing fees-volume based. Loan facilitation and servicing fees-volume based increased by 227% from RMB51.3 million in 2018 to RMB167 million in 2019. This increase was primarily due to the increase of the amount of loan originations facilitated.

Operating cost

Operating cost increased by 22.3% from RMB4,585 million in 2018 to RMB5,609 million in 2019, primarily as a result of the increase in cost of sales, processing and servicing cost and provision for credit losses of contract assets and service fees receivable, partially offset by the decrease in funding cost and provision for credit losses of financing receivables.

Cost of sales. Cost of sales increased by 48.5% from RMB2,441 million in 2018 to RMB3,624 million in 2019. This increase was consistent with the increase of the online direct sales on our e-commerce channel.

Funding cost. Funding cost decreased by 43.3% from RMB898 million in 2018 to RMB509 million in 2019. The decrease in funding cost was in line with the decrease in our interest and financial services income.

Processing and servicing cost. Processing and servicing cost increased by 98.2% from RMB324 million in 2018 to RMB642 million in 2019. The increase in processing and servicing cost was primarily attributable to an increase of RMB76.9 million in salaries and personnel-related costs as we increased the headcount of processing and servicing personnel, an increase of RMB126 million in fees to third-party payment platforms, an increase of RMB85.5 million in credit assessment cost, and an increase of RMB30.9 million in risk management and collection expenses.

Provision for credit losses of financing receivables. Provision for credit losses of financing receivables decreased by 19.8% from RMB884 million in 2018 to RMB709 million in 2019, which was consistent with the decrease in the on-balance sheet loans originated on our platform.

Provision for credit losses of contract assets and service fees receivable. Provision for credit losses of contract assets and service fees receivable increased by 228% from RMB38.3 million in 2018 to RMB125 million in 2019, mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business in 2019.

Gross profit

Our gross profit increased by 65.8% from RMB3,012 million in 2018 to RMB4,994 million in 2019. Our gross margin increased from 39.6% in 2018 to 47.1% in 2019. The significant increase in the gross margin was primarily due to the significant increase of loan facilitation and servicing fees as a result of the significant increase in off-balance sheet loans originated and the continuing growth of our business.

Operating expenses

Operating expenses increased by 98.9% from RMB1,190 million in 2018 to RMB2,367 million in 2019 with increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 161% from RMB590 million in 2018 to RMB1.5 billion in 2019. This increase was primarily attributable to an increase of RMB801 million in online promotional fees and advertising costs, an increase of RMB10.4 million in share-based compensation expenses allocated to sales and marketing expenses, and an increase of RMB139 million in salaries and personnel related costs.

Research and development. Research and development expenses increased by 29.9% from RMB320 million in 2018 to RMB416 million in 2019. The increase was primarily attributable to an increase of RMB52.4 million in payroll and related expenses, an increase of RMB9.8 million in share-based compensation expenses, an increase of RMB8.2 million in depreciation expenses allocated to research and development expenses and an increase of RMB18.8 million in other general expenses.

General and administrative. General and administrative expenses increased by 47.3% from RMB280 million in 2018 to RMB412 million in 2019. The increase was primarily attributable to an RMB32.1 million increase in share-based compensation expenses allocated to general and administrative expenses and an RMB55.8 million increase in payroll expenses. In addition, we incurred an increase of RMB43.2 million in professional service fees, rental and other general expenses.

Gain on guarantee liabilities, net

Gain on guarantee liabilities, net increased from RMB108 million in 2018 to RMB196 million in 2019, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by certain institutional funding partners, partially offset by the loss incurred during our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Interest expense, net

Interest expense, net was RMB39.2 million in 2019, compared to RMB23.1 million in 2018. Net interest expense in 2019 was mainly associated with interest expense incurred for the convertible notes issued in September 2019, while net interest expense in 2018 was mainly associated with interest expense incurred for bank borrowings.

Investment income

We recorded investment income of RMB52.2 million for an equity investee in 2019 due to observable price changes in an orderly transaction for the identical investments for the same issuer.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives amounted to net loss of RMB212 million in 2019, compared to a gain of RMB197 million in 2018. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense

Income tax expense increased by 212% from RMB132 million in 2018 to RMB412 million in 2019. The increase was primarily due to the increase in the total income before income tax expense in 2019 as compared to 2018. In addition, The Company’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing result provided additional insights as to the recoverability of the deferred tax assets arising from provision for credit losses. Accordingly, a reversal of income tax expenses of RMB193 million in relation to the provision for credit losses of financing receivables as of December 31, 2017 was recorded in the second quarter of 2018.

Net income

As a result of the foregoing, our net income increased by 16.0% from RMB2.0 billion in 2018 to RMB2.3 billion in 2019.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2019 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,085,234	1,563,755	239,656
Restricted cash-current	1,813,855	1,112,152	170,445
Restricted time deposits-current	1,962,293	1,779,458	272,714
Short-term financing receivables, net	3,752,690	4,918,548	753,800
Loans at fair value	—	381,393	58,451
Prepaid expenses and other current assets	1,324,924	1,004,845	153,999
Deposits to insurance companies and guarantee companies	1,251,003	1,066,281	163,415
Guarantee receivables, net-current	1,183,278	756,197	115,892
Contract assets and service fees receivable, net-current	2,971,976	3,707,649	568,222
Restricted cash-non-current	86,537	163,999	25,134
Long-term financing receivables, net	658,798	204,761	31,381
Guarantee receivables, net-non-current	281,699	218,654	33,510
Contract assets and service fees receivable, net-non-current	482,875	481,989	73,868
Long-term investments	511,605	521,802	79,970
Other assets	454,421	462,285	70,848
Total assets	19,236,294	20,345,165	3,118,032
Liabilities:

Short-term borrowings	1,977,691	1,827,063	280,010
Short-term funding debts	3,755,528	4,685,935	718,151
Guarantee liabilities	1,726,368	—	—
Deferred guarantee income	—	694,582	106,449
Contingent guarantee liabilities	—	1,738,787	266,481
Funds payable to Individual Investors	618,749	—	—
Accrued expenses and other current liabilities	1,394,639	2,926,347	448,482
Long-term funding debts	450,595	825,814	126,562
Convertible notes	2,046,051	1,920,227	294,288
Total liabilities	12,636,755	14,814,427	2,270,410
Total shareholders' equity	6,599,539	5,530,738	847,622

Cash and cash equivalents

Our cash and cash equivalents decreased by 25% from RMB2,085 million as of December 31, 2019 to RMB1,564 million (US$240 million) as of December 31, 2020, primarily due to the decrease in cash inflow from investing activities.

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

Our current restricted cash decreased by 38.7% from RMB1,814 million as of December 31, 2019 to RMB1,112 million (US$170 million) as of December 31, 2020, primarily due to our online platform- Juzi Licai ending operation, which causes amount of investors to withdraw.

Restricted time deposits - current

Current restricted time deposits decreased by 9.3% from RMB1,962 million as of December 31, 2019 to RMB1,779 million (US$273million) as of December 31, 2020, primarily due to the decrease in security deposits to secure the short-term borrowings from financial institutions.

Short-term financing receivables, net

Our net short-term financing receivables increased by 31.1% from RMB3,753 million as of December 31, 2019 to RMB4,919 million (US$754 million) as of December 31, 2020, primarily due to an increase associated with on-balance sheet loans originated on our platform in 2020.

Loans at fair value

We recorded loans at fair value of RMB381 million (US$58.5 million) as of December 31, 2020. Starting from the second quarter of 2020, for those loans we acquired/purchased from the relevant funding partners, we elected to account for them using fair value option pursuant to ASC 825, Financial Instruments. We estimate the fair value of loans acquired/purchased from funding partners using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate.

Prepaid expenses and other current assets

Prepaid expenses and other current assets decreased by 24.2% from RMB1,325 million as of December 31, 2019 to RMB1,004 million (US$154 million) as of December 31, 2020, primarily due to a decrease in deposits to institutional funding partners, and guarantee derivative assets at fair value, partially offset by an increase in receivables from third-party payment service providers.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as back-to-back guarantee to these insurance companies and guarantee companies in 2020. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies. Deposits to insurance companies and guarantee companies decreased by 14.8% from RMB 1,251 million as of December 31, 2019 to RMB1,066 million (US$163 million) as of December 31, 2020. The decrease was due to the increase in profit-sharing revenue stream that the company is shifting to from the beginning of 2020.

Guarantee receivables and liabilities

Our net guarantee receivables decreased by 33.5% from RMB1.5 billion as of December 31, 2019 to 975 million (US$149 million) as of December 31, 2020, primarily due to the Company’s business strategy shift to increase the loan originations under platform-based model, where the Company does not provide guarantee services.

We recorded guarantee liabilities of nil as of December 31, 2020. Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460. After the adoption of ASC 326 on January 1, 2020, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

Deferred guarantee income

We recorded deferred guarantee income of RMB695 million (US$106 million) as of December 31, 2020. Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460. After the adoption of ASC 326 on January 1, 2020, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

Contingent guarantee liabilities

We recorded contingent guarantee liabilities of RMB1,739 million (US$266 million) as of December 31, 2020. After the adoption of ASC 326 on January 1, 2020, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

Short-term and long-term contract assets and service fees receivable, net

We recorded net contract assets and service fees receivable of RMB4,190 million (US$642 million) as of December 31, 2020 primarily due to the increase in off-balance loans.

Long-term investments

Long-term investments increased by 2.0% from RMB512 million as of December 31, 2019 to RMB522 million (US$80 million) as of December 31, 2020, primarily due to the increase in our investments in privately held companies in China and abroad, partially offset by the investment loss and investment-related impairment.

Other assets

Other assets increased by 1.7% from RMB454 million as of December 31, 2019 to RMB462 million (US$70.8 million) as of December 31, 2020, primarily due to an increase in the deposits made to institutional funding partners.

Long-term financing receivables, net

Our net long-term financing receivables decreased by 68.9% from RMB659 million as of December 31, 2019 to RMB205 million (US$31.4 million) as of December 31, 2020, primarily due to the decrease of our average tenor of on-balance sheet loans originated on our platform in 2020.

Short-term borrowings

Short-term borrowings decreased by 7.6% from RMB2.0 billion as of December 31, 2019 to RMB1.8 billion (US$280 million) as of December 31, 2020, primarily due to some of short-term borrowings matured and have been repaid.

Short-term funding debts

Short-term funding debts increased by 24.8% from RMB3,756 million as of December 31, 2019 to RMB4,686 million (US$718 million) as of December 31, 2020, primarily due to the increase in on-balance sheet loans originated in 2020.

Funds payable to Individual Investors

As of December 31, 2020, the balance of funds payable to Individual Investors was nil, as we have ceased facilitating new loans with funding from individual investors on Juzi Licai since November 2019 and officially reduced the outstanding balance of loans invested by individual investors to zero in December 2020.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities increased by 109.8% from RMB1,395 million as of December 31, 2019 to RMB2,926 million (US$448 million) as of December 31, 2020, primarily due to the increase in funds payable to institutional funding partners, payable to purchase of land use rights, tax payable, and guarantee derivative liabilities at fair value, partially offset by payable to third-party sellers.

Convertible notes

Convertible notes represented the US$300 million convertible senior notes we issued through a private placement in September 2019. The notes will mature in seven years due by September 16, 2026, bearing interest at a rate of 2.0% per annum.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

On- and off-balance sheet treatment of loans

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

On-balance sheet loans

(a) Loans funded by individual investors on Juzi Licai prior to April 24, 2018 or by certain institutional funding partners

For loans funded by the proceeds from our own online investment platform Juzi Licai under our old business model (as defined hereinafter) before April 24, 2018, which offers individual investors various investment programs with different terms and estimated rates of return, or from certain of our institutional funding partners, our roles included (1) collecting the investment principal from the individual investors or institutional funding partners and lending the funds to borrowers, (2) collecting monthly repayment from the borrowers and repaying the individual investors or institutional funding partners according to the terms (i.e. interest rate and scheduled repayment dates) of the respective investment programs or agreements between the individual investors or institutional funding partners and us (“Investment Programs” or “Investment Agreements”, as applicable).

The terms of the underlying loan agreements between the individual investors or institutional funding partners and the borrowers (“Underlying Loan Agreements”) did not necessarily match the terms of the Investment Programs or Investment Agreements. The mismatch was mainly due to the fact that some individual investors or institutional funding partners may invest in the programs that had shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the individual investors chosen or the Investment Agreements the institutional funding partners entered into with us, the investing periods could be as short as one week and as long as twenty-fourth months. Pursuant to the Investment Programs or Investment Agreements, the individual investors or institutional funding partners agreed on a rate of return with us which was normally lower than the coupon interest rate stipulated in the Underlying Loan Agreements, given the shorter periods of those Investment Programs or Investment Agreements. Under the terms of the Investment Programs or Investment Agreements, which drove the return of the investments, we concluded that we had the liabilities to the individual investors or institutional funding partners when the funds from the Investment Programs or Investment Agreements were received. Accordingly, we were considered as the primary obligor to the individual investors or institutional funding partners in the lending relationship and therefore recorded the liabilities to individual investors or institutional funding partners as funding debts on our consolidated balance sheets. Therefore, we continue to account for the financing receivables over the terms of the installment purchase loans and personal installment loans.

As of December 31, 2020, loans funded by the Individual Investors on Juzi Licai under the old model were nil.

(b)Loans funded by establishment of the consolidated trusts and issuance of asset-backed securitized debts

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

Off-balance sheet loans

(a)Loans funded by certain institutional funding, partners such as third-party commercial banks or consumer finance companies

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

(b)Loans funded by the individual investors on Juzi Licai after April 24, 2018

On April 24, 2018, we made some adjustments to our business model for new loans funded by individual investors on Juzi Licai (the “New Model”, and the “Old Model” referred to the business model of Juzi Licai before such adjustments). Under the New Model, our roles included: (1) matching the borrowing requests from the borrowers with the individual investors on Juzi Licai, (2) processing monthly repayment from the borrowers according to the terms of the Underlying Loan Agreements through third-party custodian bank accounts, and (3) providing ongoing management services to individual investors over the terms of respective Investment Programs.

Under the New Model, we acted as an intermediary between the borrower and the individual investors. Pursuant to the Underlying Loan Agreement and the Investment Programs, the individual investors were entitled to all the interests generated from the underlying loans. Such interests were not generated until the lending relationship had been established between the borrowers and the individual investors, as the lenders, upon entering into the Underlying Loan Agreements. The existing individual investors cannot exit from any outstanding lending relationship unless the underlying loan was fully repaid by the borrower or the outstanding loan principal with the remaining term was successfully re-matched with other individual investors. We provided ongoing matching and re-matching services to individual investors over the terms of respective Investment Programs while it did not have any obligations to ensure such successful re-matching.

We concluded that under the terms of the Underlying Loan Agreements and the Investment Programs under the New Model. We were not the legal lender or borrower in the loan origination and repayment process. Accordingly, we did not record financing receivables arising from these loans nor funding debts to the individual investors.

The balances of funds payable to individual investors represent the investment funds received from the individual investors on New Model but not yet matched with and transferred to the borrowers due to the settlement time lag.

As of December 31, 2020, loans funded by the Individual Investors on Juzi Licai under the New Model and the balance of funds payable to Individual Investors were nil.

Risk safeguard scheme on Juzi Licai

Under the New Model, we entered into a cooperation agreement with an independent third-party guarantee company (the “Guarantee Company”), to set up a new investor protection program called the Risk Safeguard Scheme (“RSS”). The purpose of the RSS was to provide make-up payments to the individual investors on Juzi Licai when the borrowers default. The RSS only applied to loans newly funded under the New Model and required the borrowers to contribute to the RSS to protect the individual investors. By default, all borrowers enrolled in the RSS when the Underlying Loan Agreements were entered into.

Pursuant to the Underlying Loan Agreement, the borrower agreed to enroll in the RSS and pay the guarantee fee (the “Guarantee Fee”) into the guarantee fund special account (“Risk Safeguard Fund”) and the relevant guarantee service fees to the Guarantee Company. Accordingly, a certain amount of each monthly repayment from the borrowers, equal to a certain percentage of the outstanding principal balance of each loan, should be transferred to the Risk Safeguard Fund. We had the discretion in determining the percentage, i.e., the amount of the Guarantee Fee, to be paid by the participating borrowers. The amount of make-up payments was limited to the available balance of the Risk Safeguard Fund. If the Risk Safeguard Fund become insufficient to pay back all individual investors with defaulted loans, these individual investors would be repaid on a pro rata basis, and their outstanding unpaid loans would be deferred to the next time the Risk Safeguard Fund were replenished, at which time a distribution would again be made to all individual investors with those defaulted loans. The participation of the Risk Safeguard Fund was not refundable, even if there was no default of loans. Therefore, we concluded that we were the primary obligor in providing the guarantee services and record our obligations associated with the RSS in accordance with Accounting Standards Codification (“ASC”) 460, Guarantees. The balance of Risk Safeguard Fund was recorded as “Restricted Cash” on our consolidated balance sheets. As of December 31, 2020, the balance of such restricted cash was nil.

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

Membership services

We offer membership packages to the subscribing members with access to benefits of sales of products and services on our Platform and APP that represent a single stand-ready obligation, in exchange for upfront premium membership fees. The receipt of premium membership fees is initially recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” and membership fees are recognized ratably over the terms of the membership packages as our performance obligation is satisfied over time.

Other services

We also operate an online marketplace that enable third‑party sellers to sell their products to customers with installment payment terms. We charge the third‑party sellers a fixed rate commission fee based on the sales amount for the services rendered. Revenues are recognized at point-in-time when the underlying transactions are completed, i.e., upon acceptance of the underlying goods or services by the Borrowers. In accordance with ASC 606-10-55-39, we recognize the commission fees as revenues from the third‑party sellers on a net basis, as we are acting as an agent and does not have general inventory risk or does not have discretion to establish prices. For these transactions whereby we pay to the third‑party sellers on behalf of the Borrowers, we generate financing receivables due from the Borrowers, which may be subsequently funded with the proceeds from on- or off-balance sheet loan.

Credit-oriented services and platform-based services

Loan facilitation and servicing fees – overall

With respect to the off‑balance sheet loans, we do not record financing receivables arising from these loans nor funding debts to the funding partners. We earn loan facilitation and servicing fees and records them as “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” based on respective arrangements, as applicable.

Revenues from loan facilitation and matching and post-origination services

We provide intermediary services to the Borrowers and funding partners, as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee, if any. We have assessed all these services and concludes that loan facilitation and matching services and post-origination services are distinct and therefore are separate performance obligations. The financial guarantee, if any, is within the scope of ASC 815, Derivatives and Hedging or ASC 460, Guarantees, where applicable, and recorded at fair value at inception of the loans. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. We primarily use the expected cost plus a margin approach to determine the relative standalone selling price as a result of the adoption of ASC 606.

The transaction price is the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to its customers, net of value-added tax. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be reversed in future periods. We assess whether the estimate of variable consideration is constrained.

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

Revenues from Investment Program management services

We provide ongoing management services to the Individual Investors pursuant to the Investment Programs, including (i) initial matching of the investment funds from the Individual Investors and (ii) continuous re-matching of the monthly repayment from the Borrowers with any new borrowing requests to generate investment returns for the Individual Investors over the terms of the Investment Programs.

The customers (i.e. the Individual Investors) simultaneously receive and consume the benefits provided by the our performance throughout the terms of the Investment Programs. We conclude that the ongoing management services is a distinct service being provided over the time in accordance with ASC 606, therefore the revenues from Investment Program management services are recognized over the terms of the Investment Programs, using a straight-line method. We consider the options to the Individual Investors to renew the contract term of Investment Programs to purchase additional future services with a lower service fee rate, if any, as a material right to customers therefore is a separate performance obligation. The transaction price allocated to such options are deferred to be recognized as revenues when the relevant future services are transferred or when the options expire. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. We determine the relative standalone selling price of such options primarily based on historical data of the discounts that the customers obtain from exercising such options.

Loan facilitation and servicing fees – credit oriented

For the off-balance sheet loans funded by the Individual Investors on Juzi Licai or certain Institutional Funding Partners, where the Group provides guarantee services, revenue earned from such loans is recorded as “Loan facilitation and servicing fees-credit oriented” under ASC 606 and “Guarantee income” under ASC 460 (Note 2(f)).

Loan facilitation and servicing fees – performance based

For the off-balance sheet loans funded by certain other Institutional Funding Partners, where we do not provide guarantee services and takes no credit risks of Borrowers in respect of principal and interests due to the lenders, the Group charges the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, and records revenue earned from such loans as “Loan facilitation and servicing fees-performance based.”

Loan facilitation and servicing fees – volume based

For the off-balance sheet loans funded by certain other Institutional Funding Partners, where we do not provide guarantee services and takes no credit risks of Borrowers in respect of principal and interests due to the lenders, the Group charges the service fees at predetermined rates of amount of loan originations upon successful matching of borrowing requests, and records revenue earned from such loans as “Loan facilitation and servicing fees-volume based.”

Interest and financial services income and other revenues

We generate interest and financial services income and other revenues from its financing receivables.

Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Borrowers as well as the relatively small amount of each individual financing receivable, we determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” on the Consolidated Statements of Operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Other revenues include fees collected for prepayment and late payment for on‑balance sheet loans, which are calculated as certain percentages of interest over the prepaid principal loan amount in case of prepayment or certain percentages of past due amounts in case of late payment.

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

As of December 31, 2019 and 2020, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB827.1million and RMB1,103.3 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next two years.

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

Guarantee receivables and liabilities

For the off-balance sheet loans funded by the Individual Investors on Juzi Licai, we provide risk safeguard scheme (“RSS”) to the Individual Investors in the event of Borrowers’ default, and records its obligations associated with the RSS in accordance with ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

For the off-balance sheet loans funded by certain Institutional Funding Partners, we provide deposits and replenish such deposits from time to time to the Institutional funding partners by directly compensating them for principal and interest payment in the event of the Borrowers’ defaults, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

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

Before the adoption of ASC 326 on January 1, 2020

Before the adoption of ASC 326, guarantee liabilities under ASC 460 were comprised of two components: (i) ASC 460 component; and (ii) ASC 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Accordingly, the guarantee liabilities were required to be measured at fair value at inception and reduced as we were released from the underlying risk, i.e., as the underlying loan was repaid by the Borrower or when the lender was compensated in the event of a Borrower’s default. This component was a stand ready obligation which was not subject to the probable threshold used to record a contingent obligation. The estimated fair value of the guarantee liabilities at inception of the loans was determined by us based on a discounted cash flow model, with reference to estimates of probable incurred loss rate and expected margins on cost of guarantee services. The other component was a contingent liability determined based on historical loss rates, representing the obligation to make future payouts, measured using the guidance in ASC 450, Contingencies. The ASC 450 contingent component considered the actual and expected performance of the loans on a pool basis when estimating the contingent liability.

Subsequent to initial recognition, the guarantee liabilities were measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. ASC 460 does not prescribe a method for subsequently measuring and recording the noncontingent guarantee liabilities. However, as stated in ASC 460-10-35-1, the guarantee liabilities should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk was reduced as each monthly payment was made, guarantee liabilities were recognized by a systematic and rational amortization method, i.e. over the terms of the underlying loans, as “Gain on guarantee liabilities, net” on the Consolidated Statements of Operations. At each reporting date, on a portfolio basis, when the aggregate contingent liabilities required to be recognized under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460, we recorded the excess against “Gain on guarantee liabilities, net” on its Consolidated Statements of Operations.

Guarantee receivables were recognized and measured at inception at fair value. For loans with original terms greater than 12 months, we determine a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, was used in adjusting the guarantee receivables at inception. Interest income resulting from the significant financing component is recorded as “Interest and financial services income and other revenues” on the Consolidated Statements of Operations.

At each reporting date, we assessed whether there is any indicator of impairment to the guarantee receivables. An impairment loss was recorded if the carrying amounts of the guarantee receivables exceeded the expected collections.

After the adoption of ASC 326 on January 1, 2020

As discussed in Note 2(g) above, the financial guarantees provided for our off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology.

After the adoption, the estimated fair value of the guarantee liabilities at inception of the loans continues to be determined based on a discounted cash flow model, but with reference to estimates of expected loss rates using CECL lifetime methodology. Subsequent to initial recognition, the guarantee liabilities continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk over the terms of the underlying loans, as “Guarantee income” on the Consolidated Statements of Operations.

The expected credit losses of the guarantee (the contingent aspect recorded as “Contingent guarantee liabilities”) are accounted for in addition to and separately from the guarantee liability (the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460. The contingent guarantee liabilities are determined using CECL lifetime methodology, compared to incurred loss methodology before the adoption, and recognized in full amount at loan inceptions. At each reporting date, we measure the contingent guarantee liabilities of the underlying loans, on a portfolio basis, and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee” on the Consolidated Statements of Operations.

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

Allowance for credit losses

We have the following types of financial assets that are subject to credit losses of the customers: financing receivables, accrued interest receivable, contract assets, service fees receivable, and guarantee receivables.

Before the adoption of Accounting Standards Codification (“ASC”) 326 on January 1, 2020

We assessed the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on historical charge offs of respective underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the Borrowers. We considered location, education background, income level, outstanding external borrowings, and external credit references when assigning Borrowers into different credit risk levels. Also, each portfolio of respective financial asset subject to credit losses within each credit risk level consisted of individually small amount of on- and off-balance sheet loans. In the consideration of above factors, we determined that each portfolio of respective financial asset subject to credit losses within each credit risk level was homogenous with similar credit characteristics.

Our allowance for credit losses of financial assets was calculated separately within each credit risk level of the Borrowers, taking into considerations of flexible repayment options of the underlying on- and off-balance sheet loans, where applicable. For each credit risk level, we estimated the probable incurred loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status were based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The probable incurred loss rate of the specific delinquency status category within each risk level was applied to the applicable outstanding balances of respective financial assets within that level to determine the allowance for credit losses for each reporting period. In addition, we considered other general economic conditions, if any, when determining the allowance for credit losses.

After the adoption of ASC 326 on January 1, 2020

Effective January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Our CECL model and methodologies are based on the likelihood of customers defaulting (i.e., Probability of Default, or PD) and the resulting losses of customers’ defaults (i.e. Loss Given Default, or LGD) and Exposure at Default (“EAD”), or CECL=PD*LGD*EAD. we consider the PD with its historical information of customers’ payment behaviors and loan performance, and further adjusts for the impacts from observed industry experience. PDs are based on respective internal risk grades assigned to each of the customers by us. LGD is determined based on historical information of the extent of loss on a defaulted exposure. EAD is calculated based on the amounts we expected to be owed at the time of default, over the term of the loans. We also incorporate the forward-looking information in the CECL, taking into account a range of forecasts of macroeconomic conditions over the expected life of the loans. The macroeconomic factors used in model include variables that have historically been key drivers of increases and decreases in credit losses, such as consumer price index and producer price index. The expected life of each loan is determined based on the contractual term. The allowance for credit losses also includes management overlays which allow management to reflect the uncertain nature of economic forecasting and account for model imprecision and concentration risk.

The CECL methodology also applies to certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives. The financial guarantees provided for our off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology. After the adoption, the expected credit losses (the contingent aspect) of the guarantee shall be accounted for in addition to and separately from the guarantee liability (the noncontingent aspect) accounted for under ASC 460. Before the adoption, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460. The initial adoption resulted in a recognition of a separate contingent liability in full amount, in addition to financial guarantee liabilities measured under ASC 460. Further, the contingent liability is determined using CECL lifetime methodology compared to incurred loss methodology before the adoption. Consequently, we recognized the cumulative effect as a decrease of approximately RMB2.0 billion to the opening balances of retained earnings. The carrying amount of financial guarantee liabilities under ASC 460 upon the initial adoption has continued to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk in accordance with ASC 460, but no longer subject to the recording of an excess contingent lability under ASC 450.

The financial impacts described above totaled approximately RMB2.3 billion along with the associated deferred tax impact of approximately RMB0.4 billion. As a result, we recognized the cumulative effect of approximately RMB1.9 billion, net of tax, as a decrease to the opening balances of retained earnings on January 1, 2020.

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

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by institutional funding partners, the issuance of preferred shares in private placements, issuance of convertible notes and asset-backed securities, and, historically, the funding provided by individual investors on Juzi Licai. In December 2017, we completed our initial public offering in which we issued and sold an aggregate of 12,000,000 ADSs, representing 24,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$93.7 million. In January 2018, as a result of the underwriters’ exercise of their over-allotment option in full, we issued and sold an additional of 1,800,000 ADSs, representing 3,600,000 Class A ordinary shares, resulting in net proceeds of approximately US$14.7 million. In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. As of December 31, 2018, 2019 and 2020, we had RMB1,148 million, RMB2,085 million and RMB1,564 million (US$240 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.”

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

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2021 and December 2022, and had weighted average interest rates of 10.0%, 9.7% and 9.3%, as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, institutional funding partners funded an aggregate amount of RMB2,375 million, RMB3,005 million and RMB5,092 million (US$780 million), in our outstanding financing receivables, respectively. As of December 31, 2019 and 2020, financing receivables amounting to RMB420 million and RMB325.7 million (US$49.9 million) were pledged as collaterals, respectively. The decrease in pledged collaterals in 2020 was due to the decrease in the amount of funds provided by certain institutional funding partners.

Liabilities to individual investors on Juzi Licai. Historically, we offered individual investors on Juzi Licai various investment programs. As of December 31, 2018 and 2019, the terms of those programs were all within 24 months with weighted average interest rates of 7.6% and 7.7%, respectively. As of December 31, 2018, 2019 and 2020, individual investors on Juzi Licai funded an aggregate amount of RMB3,341 million, RMB821 million and nil, respectively, in our outstanding financing receivables.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2018, 2019 and 2020, respectively:

	As of or for the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to institutional funding partners	1,631,371	2,962,172	4,685,935	718,151
Liabilities to individual investors on Juzi Licai	3,014,670	793,356	—	—
Total short-term funding debts	4,646,041	3,755,528	4,685,935	718,151
Long-term:
Liabilities to individual investors on Juzi Licai	81,168	—	—	—
Liabilities to institutional funding partners	76,719	450,595	825,814	126,562
Total long-term funding debts	157,887	450,595	825,814	126,562

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2020 and associated interest payments.

	1-12 months	12-24 months	25-36 months	37-48 months	49-60 months	Total
	(RMB in thousands)
Liabilities to institutional funding partners	4,685,935	825,814	—	—	—	5,511,749
Total funding debts	4,685,935	825,814	—	—	—	5,511,749
Interest payments (1)	270,186	14,529	—	—	—	284,715
Total interest payments	270,186	14,529	—	—	—	284,715
(1)	Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2020.

Convertible notes

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes have a term of seven years and bear interest at a rate of 2.0% per annum. The holder of the convertible notes has the right to require us to repurchase for cash all or any portion of the convertible notes on the fourth anniversary of the issuance date. The convertible notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date to the third business day before the maturity date (i.e., September 16, 2026), at a conversion price of US$14 per ADS.

The amount of interest expense recognized for the year ended December 31, 2020 totaled RMB47.8 million (US$7.0 million). The carrying value of this convertible notes as of December 31, 2020 was RMB1.9 billion (US$294 million).

Accounts payable and inventories

Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales on Fenqile. As of December 31, 2018, 2019 and 2020, our accounts payable amounted to RMB136 million, RMB202 million and RMB43.0 million (US$6.6 million), respectively. The decrease in our accounts payable from December 31, 2019 to December 31, 2020 was mainly due to the poor market in 2020 for the COVID-19 pandemic. The turnover days of our accounts payable for our online direct sales were 24.6 days in 2018, 16.8 days in 2019 and 23.1 days in 2020. The turnover days of our accounts payable for a given period are equal to the average balance of our accounts payable at the beginning and the end of the period divided by total cost of sales during the period and multiplied by the number of days during the period.

Our net inventories increased from RMB57.2 million as of December 31, 2018 to RMB107 million as of December 31, 2019 and decreased to RMB47.2 million (US$7.2 million) as of December 31, 2020. Our inventory turnover days were 11.7 days in 2018, 8.1 days in 2019 and 14.5 days in 2020. Inventory turnover days for a given period equal average inventory balances at the beginning and the end of the period divided by total cost of sales during the period and then multiplied by the number of days during the period. Our inventory balances will fluctuate over time due to a number of factors, including expansion in our product selection and changes in our product mix.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	As of or for the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	2,794,710	(778,504)	(211,019)	(32,338)
Net cash provided by/(used in) investing activities	3,603,990	(783,579)	(2,136,429)	(327,422)
Net cash (used in)/provided by financing activities	(5,617,941)	3,058,821	1,233,011	188,966
Net increase/(decrease) in cash and cash equivalents and restricted cash	761,848	1,488,492	(1,142,407)	(175,081)
Cash and cash equivalents and restricted cash at beginning of the year	1,735,286	2,497,134	3,985,626	610,824
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	—	(3,313)	(508)
Cash and cash equivalents and restricted cash at end of the year	2,497,134	3,985,626	2,839,906	435,235

Operating Activities

Net cash used in operating activities was RMB211 million (US$32.3 million) in 2020. In 2020, the difference between net cash used in operating activities and our net income of RMB595 million (US$91.2 million) mainly resulted from provision for credit losses of financing receivables of RMB779 million (US$119 million), share-based compensation expenses of RMB199 million (US$30.5 million), provision for credit losses of contingent liabilities of guarantee of RMB2,881 million (US$441 million), net change in fair value of financial guarantee derivatives of RMB707 million (US$108 million), provision for credit losses of contract assets and service fees receivable of RMB442 million (US$67.7 million), investment-related impairment of RMB69.2 million (US$10.6 million), depreciation and amortization of RMB53.4 million (US$8.2 million), amortization of the right-of-use assets of RMB53.9 million (US$8.3 million), foreign exchange gain of RMB85.2 million (US$13.1 million) and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly included an increase in contract assets and service fees receivable of RMB1,025 million (US$157 million), a decrease in deposits to insurance companies and guarantee companies of RMB185 million (US$28.3 million), a decrease in guarantee receivables of RMB275 million (US$42.1 million), an increase in accrued expenses and other current liabilities of RMB786 million (US$120 million), an increase in land use rights of RMB1.0 billion (US$153 million), an increase in other assets of RMB74.9 million (US$11.5 million), a decrease in funds payable to Individual Investors of RMB619 million (US$94.8 million), a decrease in prepaid expenses and other current assets of RMB273 million (US$41.8 million), a decrease in financing receivables related to online direct sales of RMB288 million (US$44.1 million), a decrease in inventories of RMB60.0 million (US$9.2 million), a decrease in accrued interest payable of RMB50.2 million (US$7.7 million), a decrease in accounts payable of RMB159 million (US$24.3 million), a decrease in deferred guarantee income of RMB787 million (US$121 million) and a decrease in contingent guarantee liabilities of RMB3,566 million (US$547 million). The increase in contract assets and service fees receivable was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business and loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606. The change in contingent guarantee liabilities was primarily due to provision for credit losses of contingent liabilities of guarantee recognized earlier in life of a contract as a result of the adoption of ASC 326.

Net cash used in operating activities was RMB779 million in 2019. In 2019, the difference between net cash used in operating activities and our net income of RMB2,295 million mainly resulted from provision for credit losses of financing receivables of RMB709 million, share-based compensation expenses of RMB177 million, net change in fair value of financial guarantee derivatives of RMB212 million, net gain on guarantee liabilities of RMB196 million, provision for credit losses of contract assets and service fees receivable of RMB125 million, deferred income tax of RMB59.9 million, fair value changes of long-term investments of RMB51.3 million and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly included an increase in contract assets and service fees receivable of RMB2,342 million, an increase in deposits to insurance companies and guarantee companies of RMB1,251 million, an increase in guarantee receivables of RMB981 million, an increase in other assets of RMB298 million, a decrease in funds payable to Individual Investors of RMB163 million, an increase in prepaid expenses and other current assets of RMB730 million, a decrease in accrued interest payable of RMB95.2 million, partially offset by an increase in guarantee liabilities of RMB1,494 million, an increase in accrued expenses and other current liabilities of RMB144 million and an increase in accounts payable of RMB66.0 million. The increase in contract assets and service fees receivable and guarantee receivables was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business and loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606. The increase in guarantee liabilities and deposits to insurance companies and guarantee companies was primarily due to the increase in outstanding off-balance sheet loans funded by certain institutional funding partners for which we guarantee the principal and interest payment.

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

Investing Activities

Net cash used in investing activities was RMB2,136 million (US$327 million) in 2020, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB23,194 million (US$3,555 million), placement of restricted time deposits of RMB1,832 million (US$281 million), investments in loans at fair value of RMB7,067 million (US$1,083 million) and cash paid on long‑term investments of RMB97.2 million (US$14.9 million), partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB21,447 million (US$3,287 million), collection of principals of loans at fair value of RMB6,639 million (US$1,017 million) and withdrawal of restricted time deposits of RMB2,015 million (US$309 million).

Net cash used in investing activities was RMB784 million in 2019, which was primarily attributable to financing receivables originated (excluding receivables related to online direct sales) of RMB10,632 million, placement of restricted time deposits of RMB2,487 million and cash paid on long-term investments of RMB388 million, partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB11,900 million and withdrawal of restricted time deposits of RMB864 million.

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

Financing Activities

Net cash provided by financing activities was RMB1,233 million (US$189 million) in 2020, which was primarily attributable to proceeds from funding debts of RMB20,546 million (US$3,149 million), proceeds from borrowings of RMB2,004 million (US$307 million) and proceeds from non-controlling shareholders of RMB40.0 million (US$6.1 million), which were partially offset by principal payments on funding debts of RMB19,211 million (US$2,944 million) and principal payments on borrowings of RMB2,155 million (US$330 million).

Net cash provided by financing activities was RMB3,059 million in 2019, which was primarily attributable to proceeds from funding debts of RMB8,374 million, proceeds from borrowings of RMB2,652 million and proceeds from issuance of convertible notes, net of debt discount of RMB2,096 million, which were partially offset by principal payments on funding debts of RMB8,947 million  and principal payments on borrowings of RMB1,113 million.

Net cash used in financing activities was RMB5,618 million in 2018, which was primarily attributable to principal payments on funding debts of RMB20,859 million and principal payments on borrowings of RMB567 million, which were partially offset by proceeds from funding debts of RMB14,918 million and proceeds from borrowings of RMB834 million.

Capital Expenditures

We incurred capital expenditures of RMB54.2 million, RMB49.9 million and RMB86.6 million (US$13.3 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software, and in construction of our new headquarters located in Shenzhen. Our capital expenditures for 2021 are expected to be approximately RMB117 million (US$17.9 million), including RMB81.5 million payment in construction of our new headquarters located in Shenzhen, and RMB35.2 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

In February 2020, we have successfully bid for a plot of land in Shenzhen’s Nanshan district to support our continued growth. The total purchase price for the acquisition of the land use right is RMB1.032 billion and we have made the first installment payment of RMB516 million in February 2020. And in February 2021, we paid the remaining 50% of the purchase price.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E.Off-Balance Sheet Arrangements

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

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1— 2 years	2 — 3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	5,796,464	4,956,121	840,343	—	—
Convertible notes	2,190,734	39,149	39,149	39,149	2,073,287
Short-term borrowings	1,866,318	1,866,318	—	—	—
Operating lease obligations	77,747	46,597	16,554	6,896	7,700
Commitment to purchase delinquent loan	785,177	785,177	—	—	—
Total	10,716,440	7,693,362	896,046	46,045	2,080,987

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.Safe Harbor

See “Forward-Looking Information” on page 2 of this annual report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	37	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	41	President and Director
Craig Yan Zeng	52	Chief Financial Officer and Director
Kris Qian Qiao	42	Chief Financing Cooperation Officer and Director
Ryan Huanian Liu	43	Senior Vice President
Shirley Yunwen Yang	50	Chief Human Resources Officer
Jason Ming Zhao	45	Chief Marketing Officer
Erwin Yong Lu	46	Chief Technology Officer
Suining Xiao	73	Director
Wei Wu	56	Independent Director
Xiaoguang Wu	45	Independent Director
Neng Wang	47	Independent Director
Annabelle Yu Long	48	Independent Director

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

Mr. Kris Qian Qiao has served as our chief financing cooperation officer since April 2016, and as our director since December 2020. He was our vice president from December 2013 to March 2016. Mr. Qiao has over 14 years of experience in finance and other related areas. Prior to joining our company, Mr. Qiao worked as senior manager of China Universal Asset Management Co., Ltd. from 2010 to 2012. Prior to that, Mr. Qiao was senior product manager for financing cooperation at Tenpay from 2005 to 2010. Mr. Qiao also served as software engineer and project manager at the Bank of China Software Development Center (Shenzhen) from 2002 to 2005. Mr. Qiao received his master’s degree in business administration from the Hong Kong Polytechnic University and his bachelor’s degree in applied computer science from Henan University, Mr. Qiao received his EMBA degree from Cheung Kong Graduate School of Business.

Mr. Ryan Huanian Liu has served as our Senior Vice President since March 2021. Mr. Liu joined Lexin in April 2015 and was our chief risk officer. Mr. Liu has over 14 years of experience of working in large financial institutions. Mr. Liu served as the general manager at the Zhejiang Province branch of PingAn Private Bank from May 2014 to April 2015. Prior to that, Mr. Liu was executive director of PingAn Trust Co., Ltd. from March 2013 to May 2014. Mr. Liu also served as the senior vice president of risk at Societé Générale from September 2010 to March 2013. From June 2007 to September 2010, Mr. Liu served as a senior risk manager of Standard Chartered Bank. Between April 2005 and June 2007, Mr. Liu served as the Asia risk manager at GE Capital. Mr. Liu received his master’s degree in informatics from the University of Edinburgh in 2002 and his bachelor’s degree in statistics from Zhejiang University in 2000.

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

Mr. Jason Ming Zhao has served as our chief marketing officer since February 2020. Mr. Zhao joined Lexin in February 2017, and was our vice president in charge of public relations and marketing. Prior to joining Lexin, Mr. Zhao was responsible for public relations at Qihoo 360, where he was also the assistant president for 360 mobile phones. Mr. Zhao has led many notable communications campaigns in China, including initiating and implementing entertainment and sports marketing strategies for Qihoo 360. From 2010 to 2012, Mr. Zhao served as public relations lead at Youku (NYSE: YOKU), where he was responsible for brand promotion and public communications. During his time at Youku, Mr. Zhao led the strategic communications work for Youku’s IPO on the NYSE and Youku’s acquisition of Tudou. Mr. Zhao is also an independent director of Xianhe Environmental, a Chinese A-share listed company. Mr. Zhao holds a bachelor’s degree in economics from Peking University.

Mr. Erwin Yong Lu has served as our chief technology officer since February 2021. Mr. Lu has over 20 years of experience in the technology sector and has held various senior positions. Prior to joining us, Mr. Lu served as the chief information officer of Ping An Life Insurance. Prior to that, he served as the chief technology officer and vice president for SINA mobile, a leading online media company in China. From 2016 to 2017, he was the chief technology officer of 51Talk (NYSE:COE), a leading online education platform in China. He also worked from 2014 to 2016 as the general manager of the advertisement division at Weibo Corporation, a Nasdaq listed leading Chinese social media company. From 2012 to 2014, Mr. Lu worked at Facebook in Seattle as a software engineer. Before that, Mr. Lu worked at Microsoft in Seattle from 2003 to 2012 as a senior software engineer. Mr. Lu received his master’s degree in computer science from the University of Denver in 2003 and a master’s degree in chemistry from Zhejiang University in 1998. Mr. Lu is also a named contributor in five IT patents in the United States.

Mr. Suining Xiao has served as our director since September 2019. Mr. Xiao is a partner of PAG and chairman of PAG in China. Prior to joining PAG in 2013, Mr. Xiao served as the chairman of Ping An Bank from 2010 to 2012 and was a director and president of the Shenzhen Development Bank from 2007 to 2010. Prior to joining the Shenzhen Development Bank, Mr. Xiao spent 17 years at the Bank of Communications where he held numerous senior management positions, including as the president of the Bank of Communications Shenzhen Branch. Mr. Xiao also served as Independent Non-executive Director of Nan Hai Corporation Limited (HKSE:680) and Sino-i Technology Limited (HKSE:250). Mr. Xiao earned a college degree in business management from the Yunnan Economic Management Cadre College in 1987.

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

Mr. Xiaoguang Wu has served as our director since March 2018 and has become our independent director since August 2018. In June 2015, Mr. Wu established Welight Capital as a Founder. He was named as senior management adviser of Tencent in June 2015. Mr. Wu joined Tencent (SEHK: 00700) in 1999, and was a member of the founding team. He led the development and product planning for Tencent’s core product, QQ, and served as project manager for the QQ research and development team. He also served as general manager of Tencent’s IM product division and the internet business division. From 2012 to 2014, Mr. Wu served as chief executive officer of Tencent’s e-commerce unit. Mr. Wu has extensive experience in product research and development, product planning, product operations and marketing internet products. He received his B.S. degree from Nanjing University in 1996, and an EMBA degree from China Europe International Business School in 2008.

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

Ms. Annabelle Yu Long has served as our independent director since August 2020. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital and a member of Bertelsmann Group Management Committee. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a producer and lead anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is a member of its Global Agenda Council on the Future of Media, Entertainment & Information and is also a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and China Distance Education Holdings Limited (NYSE: DL). Ms. Long received a bachelor’s degree in electrical engineering from the University of Electronic Science and Technology in China in 1994 and an MBA from the Stanford Graduate School of Business in 2005.

B.Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB31.4 million (US$4.8 million) in cash to our executive officers and an aggregate of approximately RMB1.1 million (US$168 thousand) in cash to our non-executive directors.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

The following table summarizes, as of the date of this annual report, the outstanding options and restricted share units granted under the 2014 Plan and the 2017 Plan to our directors and executive officers.

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Jared Yi Wu	*	0.0001	June 30, 2016	June 30, 2026
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Craig Yan Zeng	*	0.0001	December 31, 2016	December 31, 2026
	*	0.0001	November 8, 2017	November 8, 2027
	* (1)	—	January 22,2019	—
	* (1)	—	October 25, 2019	—
	* (1)	—	January 15, 2021	—
	* (1)	—	January 15, 2021	—
Kris Qian Qiao	*	0.0001	November 8, 2017	November 8, 2027
	*	5.15	May 25, 2018	May 25, 2028
	* (1)	—	January 22,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031

Ryan Huanian Liu	*	0.0001	November 8, 2017	November 8, 2027
	*	5.15	May 25,2018	May 25,2028
	* (1)	—	January 22,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Shirley Yunwen Yang	* (1)	—	March 14,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Jason Ming Zhao	*	0.0001	November 8, 2017	November 8, 2027
	* (1)	—	January 22,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 15, 2021	January 15, 2031
Erwin Yong Lu	*	0.5	March 18, 2021	March18, 2031
Suining Xiao	—	—	—	—
Wei Wu	*	0.0001	November 8, 2017	November 8, 2027
Xiaoguang Wu	* (1)	—	March 20, 2018	—
Neng Wang	* (1)	—	March 20, 2018	—
Annabelle Yu Long	* (1)	—	August 18, 2020	—
All Directors and Executive Officers as a Group	6,958,204

*

Upon exercising of all options that are exercisable with 60 days after the date of this annual report and vesting of all restricted shares unites that are to be vested within 60 days after the date of this annual report, would beneficially own less than 1% of our total outstanding shares.

(1)	Represents restricted share units.

C.Board Practices

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

Audit Committee

Our audit committee consists of Mr. Wei Wu, Dr. Neng Wang, and Ms. Annabelle Yu Long. Mr. Wei Wu is the chairman of our audit committee. We have determined that Mr. Wei Wu, Dr. Neng Wang, and Ms. Annabelle Yu Long satisfy the “independence” requirements of Rule 5605(c) (2) of the Listing Rules of the Nasdaq Stock Market and Rule 10 A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Wei Wu and Dr. Neng Wang. Mr. Wei Wu is the chairman of our compensation committee. We have determined Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Xiaoguang Wu, Mr. Wei Wu and Dr. Neng Wang. Mr. Xiaoguang Wu is the chairman of our nominating and corporate governance committee. Mr. Xiaoguang Wu, Mr. Wei Wu and Dr. Neng Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
	Number	% of Total Employees
Functions:
E-commerce and operations	180	5.4
Risk management	339	10.2
Research and development	741	22.4
Sales and marketing	1,826	55.1
General and administrative	227	6.9
Total number of employees	3,313	100

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 by:

•	each of our current directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 365,846,081 ordinary shares outstanding as of March 31, 2021, comprising of (i) 269,119,024 Class A ordinary shares, excluding the 50,558 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan, and (ii) 96,727,057 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis †	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	3,051,846	96,727,057	27.3	78.5
Jared Yi Wu	*	—	*	*
Craig Yan Zeng	*	—	*	*
Kris Qian Qiao	*	—	*	*
Ryan Huanian Liu	*	—	*	*
Shirley Yunwen Yang	*	—	*	*
Jason Ming Zhao	*	—	*	*
Ervin Yong Lu	—	—	—	—
Suining Xiao(2)	—	—	—	—
Wei Wu(3)	*	—	*	*
Xiaoguang Wu(4)	*	—	*	*
Dr. Neng Wang(5)	*	—	*	*
Annabelle Yu Long(6)	—	—	—	—
All Directors and Executive Officers as a Group	7,486,144	96,727,057	28.4	78.7
Principal Shareholders:
Installment Payment Investment Inc.(7)	3,001,846	96,727,057	27.3	78.5
K2 Partners entities(8)	39,527,554	—	10.8	3.2
OceanLink Management Ltd.(9)	26,310,492	—	7.2	2.1
OceanLink Partners Fund, LP(10)	14,877,210	—	4.1	1.2

*	Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.
**

Except for Suining Xiao, Wei Wu, Xiaoguang Wu, Dr. Neng Wang, and Annabelle Yu Long, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of March 31, 2021 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2021. The total number of ordinary shares outstanding as of March 31, 2021 is 365,846,081.

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

(1)

Represents 1,500,923 ADSs, representing 3,001,846 Class A ordinary shares, and 96,727,057 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, as of March 31, 2021, and 50,000 Class A ordinary shares issuable upon exercise of options within 60 days after March 31, 2021. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.

(2)	The business address of Mr. Suining Xiao is Unit 2604, Hantang Building, Oversea Chinese Town, Nanshan District, Shenzhen 518053, the People’s Republic of China.
(3)	The business address of Mr. Wei Wu is Flat E, 9/F, Tower 5, The Visionary, 1 Ying Hong Street, Tung Chung, New Territories, Hong Kong.
(4)	The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air On The Peak, South Island, Pokfulam, Hong Kong.
(5)	The business address of Dr. Neng Wang is 3022 Broadway, Uris Hall 812, New York, NY 10027, USA.
(6)	The business address of Ms. Annabelle Yu Long is Unit 1609, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, the People’s Republic of China.
(7)	Represents 96,727,057 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.
(8)

Represents 39,527,554 Class A ordinary shares held by KPartners Limited and other K2 entities, including 29,468,844 Class A ordinary shares held by K2 Partners II Limited, as reported on Schedule 13D/A filed by KPartners Limited and K2 Partners II Limited, among others, on December 18, 2020. The registered office address of KPartners Limited is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office address of K2 Partners II Limited is Room C, 20/F., Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.

(9)

Represents 26,310,492 Class A ordinary shares held by OceanLink Management Ltd. as reported on Schedule 13G filed by OceanLink Management Ltd., Richard Li and Di Fan Shen on February 3, 2021. Richard Li and Di Fan Shen claimed shared voting power and shared dispositive power to the 26,310,492 Class A ordinary shares. The business address of OceanLink Management Ltd., Richard Li and Di Fan Shen is 2 Bloor Street West, Suite 1702, Toronto, Ontario M4W 3E2, Canada.

(10)

Represents 14,877,210 Class A ordinary shares held by OceanLink Partners Fund, LP as reported on Schedule 13G filed by OceanLink Partners Fund, LP, a Delaware limited partnership. OceanLink Management Ltd. is the general partner of OceanLink Partners Fund, LP. The business address of OceanLink Partners Fund, LP is 233 Taicang Road, Suite 305, Huangpu District, Shanghai, China, 200041.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of March 31, 2021, 365,846,081 of our ordinary shares were issued and outstanding. To our knowledge, a total of 257,410,932 Class A ordinary shares, representing approximately 70.4% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Transactions with Individual Directors and Officers

Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors by the Company. As of December 31, 2018, 2019 and 2020, we had RMB14.6 million, RMB40.8 million and RMB61.9 million (US$9.49 million) due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm’s-length transactions with third-party individual investors.

Transactions with JD.com, Ji’an Aojuxun and Ji’an Aoxinlian

In 2015, we entered into a strategic cooperation agreement with JD.com and a series of related agreements pursuant to which we source our products sold on our e-commerce channel and receive fulfillment and storage service from JD.com. In 2018 and 2019, we purchased goods and received services from JD.com in a total amount of RMB607 million and RMB828 million, respectively. In considering the equity interests of us held by JD, the transaction volumes between JD.com and us as well as other relevant factors, JD was no longer a related party of us starting from January 1, 2020. As of December 31, 2020, we did not have any amount due to JD.com as a related party.

Ji'an Aojuxun Information Consulting Service Co., Ltd (“Ji’an Aojuxun”) and Ji'an Aoxinlian Information Consulting Service Co., Ltd (“Ji’an Aoxinlian”), which provide collection services to the Company, are controlled by the immediate family member of the Group's senior management.

The transactions with the two entities started from 2019, and the transaction amounts were RMB9.3 million and RMB28.6 million, respectively, in 2019 and 2020.As of December 31, 2020, the amounts due to Ji'an Aoxinlian and Ji’an Aojuxun were RMB4.7 million and nil, respectively.

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

C.Interests of Experts and Counsel

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

In September 2020, we and certain of our officers and directors were named as defendants in two putative federal securities class actions captioned In re LexinFintech Holdings, LTD Sec. Litig., No. 3:20-cv-01562-SI (U.S. District Court for the District of Oregon, First Amended Complaint filed on September 18, 2020) (the “Oregon Action”) and Ernesto Vela v. LexinFintech Holdings, Ltd. et al., No. 1:20-cv-12606 (U.S. District Court for the District of New Jersey, Complaint filed on September 11, 2020) (the “New Jersey Action). Both actions allege that the defendants made misstatements and omissions regarding our business, operations and financial performance in violation of the Securities Act and the Exchange Act. On November 9, 2020, plaintiffs in the New Jersey Action voluntarily dismissed their complaint. On November 19, 2020, the court entered an order appointing Lead Plaintiff in the Oregon Action. On January 19, 2021, Lead Plaintiff filed the Second Amended Complaint. On March 22, 2021, we filed a Motion to Dismiss. The Oregon Action remains in its preliminary stages.

We believe that the plaintiffs’ factual allegations are flawed, their legal theories are unsound and the Oregon Action is without merit and we intend to defend the action vigorously. For risks and uncertainties relating to the pending case, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been and may be subject to intellectual property infringement claims or other legal proceedings and claims in the ordinary course of which may be expensive to defend and may disrupt our business and operations.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.Offer and Listing
A.	Offering and Listing Details

Our ADSs, each representing two Class A ordinary shares, have been listed on The Nasdaq Global Market since December 21, 2017 and on The Nasdaq Global Select Market since March 3, 2021. The ADSs trade under the symbol “LX.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs have been listed on Nasdaq since December 21, 2017 under the symbol “LX.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the Nasdaq Global Select Market may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Global Select Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided always, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year as our board may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the ordinary shares held by them. We are an exempted company with “limited liability” incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including a share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares. In addition, the rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association allows our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding ordinary shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our sixth amended and restated memorandum and articles of association provide that the board may exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whether outright, or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.Taxation

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry, key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits, and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in our initial public offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, United States expatriates, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the United States federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

Individuals and other non-corporate recipients of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation will generally be considered to be a qualified foreign corporation (i) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (ii) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. Our ADSs are readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is qualified securities exchange for this purpose. We anticipate that our ADSs would qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at certain times significantly and unpredictably. With the development of the foreign exchange market progressing towards interest rate liberalization and Renminbi internationalization and economic uncertainties in both China and the world, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Item 12.Description of Securities Other Than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares holders had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2020, we expected to receive approximately US$1.2 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

None.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditor, and other firms in the PwC Network for the periods indicated.

	For the year ended December 31,
	2019		2020
Audit fees(1)	US	$2,528,082	US	$2,697,318
Tax fees(2)	US	$135,741	US	$67,824
Other service fees(3)	US	$—	US	$63,383

(1)

“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(3)

“Other service fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor and other firms in the PwC Network, such as due diligence service.

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

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

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
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.3

Deposit Agreement dated December 20, 2017 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-225322) filed with the Securities and Exchange Commission on May 31, 2018)

2.4

Fourth Amended and Restated Shareholders Agreement dated October 21, 2017 between the Registrant and other parties thereto (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.5

Description of American Depositary Shares of the Registrant (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.1

The 2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

4.3

Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.4

Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.5

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Fenqile Network Technology Co., Ltd. dated November 4, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.6

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co. Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

Exhibit Number	Description of Document
4.7

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.8

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.9

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.10

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.11

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.12

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.13

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.14

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.15

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.18

English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.19

English translation of Loan Agreements among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co. Ltd. dated May 10, 2017 and June 1, 2018 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

Exhibit Number	Description of Document
4.20

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.21

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.22

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017, and its Supplementary Agreement dated April 13, 2017 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.23

English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.24

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated April 13, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.25

English translation of Exclusive Business Cooperation Agreement between Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.26

English translation of Exclusive Option Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.27

English translation of Equity Pledge Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.28

English translation of Power of Attorney Agreement between Shenzhen Lexin Software Technology Co. Ltd. and the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated January 25, 2019 and April 15, 2020 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.29

English translation of Loan Agreement among Shenzhen Lexin Software Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.30

English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trading Co., Ltd. and Guangzhou Jingdong Trading Co., Ltd. dated May 1 2017 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.31

Convertible Note Purchase Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 11, 2019 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020) (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

Exhibit Number	Description of Document
4.32

Registration Rights Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.33

English translation of Headquarter Project Development Supervision Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and Shenzhen Nanshan People’s Government dated February 25, 2020 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.34

English summary of Nanshan Land Usage Rights Purchase Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and the Planning and Natural Resources Administration of Shenzhen dated February 26, 2020 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.35*	English translation of Exclusive Business Cooperation Agreement between Beihai Green Lemon Technology Co., Ltd. and Beihai Super Egg E-Commerce Co., Ltd. dated June 26, 2018

4.36*

English translation of Exclusive Option Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated June 26, 2018

4.37*

English translation of Equity Pledge Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated September 19, 2019

4.38*	English translation of Power of Attorney Agreement between Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated September 19, 2019

4.39*	English translation of Loan Agreement among Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated September 19, 2019

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics(incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333221509) filed with the Securities and Exchange Commission on November 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Shihui Partners

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEXINFINTECH HOLDINGS LTD.
		By:	/s/ Jay Wenjie Xiao
		Name:	Jay Wenjie Xiao
Date:	April 28, 2021	Title:	Chief Executive Officer and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020 and the manner in which it accounts for revenue from contracts with customers in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue recognition for loan facilitation and servicing fees

As described in Note 2(m) to the consolidated financial statements, revenues from loan facilitation and servicing fees were RMB5,824 million for the year ended December 31, 2020. The Company has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees-performance based is recognized at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

The principal considerations for our determination that performing procedures relating to revenue recognition for loan facilitation and servicing fees is a critical audit matter are there was significant judgment by management in the allocation of transaction prices and determination of variable considerations. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee, the relative standalone selling prices of the loan facilitation and matching services and post-origination services, as well as the estimated variable considerations. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee, the relative standalone selling prices, and the estimated variable considerations. These procedures also included, among others, testing management’s process for developing the fair value of the financial guarantee, including testing the appropriateness and mathematical accuracy of the fair value calculation; testing the completeness, accuracy, and relevance of data used in the calculation; and evaluating the reasonableness of significant assumptions used by management including the expected loss rates at loan inception and the expected margins on cost of guarantee services. These procedures also included testing management’s process for developing the estimated standalone selling prices and determining variable considerations, and evaluating the reasonableness of significant assumptions used by management including the estimated cost of providing the services and the estimated margins, as well as the expected loss rates of the underlying off-balance sheet loans. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s model and significant assumptions to determine the fair value of the financial guarantee at loan inception and the variable consideration of expected loss rates for underlying off-balance sheet loans.

Expected credit losses on financial assets and contingent guarantee liabilities

As described in Notes 2(g), 2(j), 3 and 4 to the consolidated financial statements, the Company has financial assets and financial guarantees provided for off-balance sheet loans that are subject to credit losses. The current expected credit losses (“CECL”) methodology also applies to the off-balance sheet credit exposures of financial guarantees not accounted for as derivatives. As of December 31, 2020, allowance for credit losses related to financing receivables, contract assets and service fees receivable, and guarantee receivables were RMB529 million, RMB85 million and RMB76 million, respectively; the contingent guarantee liabilities provided for off-balance sheet loans were RMB1,739 million. The lifetime expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

The principal considerations for our determination that performing procedures relating to expected credit losses on financial assets and contingent guarantee liabilities is a critical audit matter are there was significant judgment by management in the determination of the expected loss rates on the financial assets and contingent guarantee liabilities. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of expected credit losses. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of expected credit losses. These procedures also included, among others, testing management’s process for estimating the expected credit losses, including evaluating the appropriateness of the models and methodology, testing the completeness and accuracy of data used in the models, including historical data and current data at the measurement date of the respective financial assets and contingent guarantee liabilities in estimating the expected loss rates at the date of the consolidated financial statements, and evaluating the reasonableness of significant assumptions used by management. Evaluating management’s assumptions related to the expected loss rates involved evaluating whether the assumptions used by management were reasonable considering (i) the historical default rates with the appropriateness of historical period selection, historical lifetime recovery information and other relevant data; and (ii) application of macroeconomic forecasts with the consideration of changes in future economics and market environment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

Fair value measurement of financial guarantee derivatives

As described in Note 2(l), 9 and 12 to the consolidated financial statements, guarantee derivative liabilities provided for off-balance sheet loans were RMB253 million as of December 31, 2020. Financial guarantee derivatives are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined by the Company based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services.

The principal considerations for our determination that performing procedures relating to fair value measurement of financial guarantee derivatives is a critical audit matter are there was significant judgment by management in the determination of the fair value of financial guarantee derivatives as of the date of the consolidated financial statements. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee derivatives, including estimates of the expected loss rates and margins on cost of guarantee services as of the date of the consolidated financial statements. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of fair value of financial guarantee derivatives. These procedures also included, among others, testing management’s process for estimating the fair value of the financial guarantee derivatives, including evaluating the appropriateness of the models and methodology, testing the completeness and accuracy of data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements, and evaluating the reasonableness of significant assumptions used by management including the expected loss rates and margins on cost of guarantee services. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2,085,234	1,563,755	239,656
Restricted cash	1,813,855	1,112,152	170,445
Restricted time deposits	1,962,293	1,779,458	272,714
Short-term financing receivables, net of allowance for credit losses of RMB318,262 and RMB508,013 as of December 31, 2019 and 2020, respectively	3,752,690	4,918,548	753,800
Loans at fair value	—	381,393	58,451
Accrued interest receivable, net of allowance for credit losses of nil and RMB1,681 as of December 31, 2019 and 2020, respectively	54,284	79,793	12,229
Prepaid expenses and other current assets	1,324,924	1,004,845	153,999
Amounts due from related parties	—	941	144
Deposits to insurance companies and guarantee companies	1,251,003	1,066,281	163,415
Short-term guarantee receivables, net of allowance for credit losses of RMB49,833 and RMB58,771 as of December 31, 2019 and 2020, respectively	1,183,278	756,197	115,892
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB94,894 and RMB65,607 as of December 31, 2019 and 2020, respectively	2,971,976	3,707,649	568,222
Inventories, net	106,781	47,170	7,229
Total current assets	16,506,318	16,418,182	2,516,196
Non-current assets
Restricted cash	86,537	163,999	25,134
Restricted time deposits	4,350	—	—
Long‑term financing receivables, net of allowance for credit losses of RMB55,283 and RMB21,149 as of December 31, 2019 and 2020, respectively	658,798	204,761	31,381
Long-term guarantee receivables, net of allowance for credit losses of RMB750 and RMB16,994 as of December 31, 2019 and 2020, respectively	281,699	218,654	33,510
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB2,845 and RMB18,970 as of December 31, 2019 and 2020, respectively	482,875	481,989	73,868
Property, equipment and software, net	92,553	125,694	19,263
Land use rights, net	—	1,000,467	153,328
Long‑term investments	511,605	521,802	79,970
Deferred tax assets	157,138	747,332	114,534
Other assets	454,421	462,285	70,848
Total non-current assets	2,729,976	3,926,983	601,836
TOTAL ASSETS	19,236,294	20,345,165	3,118,032
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB199,535 and RMB42,961 as of December 31, 2019 and 2020, respectively)	201,837	42,961	6,584
Amounts due to related parties (including amounts of the consolidated VIEs of RMB40,804 and RMB67,514 as of December 31, 2019 and 2020, respectively)	40,804	67,514	10,347
Short-term borrowings (including amounts of the consolidated VIEs of RMB1,923,691 and RMB1,751,633 as of December 31, 2019 and 2020, respectively)	1,977,691	1,827,063	280,010
Short-term funding debts (including amounts of the consolidated VIEs of RMB3,755,528 and RMB4,685,935 as of December 31, 2019 and 2020, respectively)	3,755,528	4,685,935	718,151
Accrued interest payable (including amounts of the consolidated VIEs of RMB74,866 and RMB26,972 as of December 31, 2019 and 2020, respectively)	87,003	36,484	5,591
Guarantee liabilities (including amounts of the consolidated VIEs of RMB1,726,368 and nil as of December 31, 2019 and 2020, respectively)	1,726,368	—	—
Deferred guarantee income (including amounts of the consolidated VIEs of nil and RMB694,582 as of December 31, 2019 and 2020, respectively)	—	694,582	106,449
Contingent guarantee liabilities (including amounts of the consolidated VIEs of nil and RMB1,738,787 as of December 31, 2019 and 2020, respectively)	—	1,738,787	266,481
Funds payable to Individual Investors (including amounts of the consolidated VIEs of RMB618,749 and nil as of December 31, 2019 and 2020, respectively)	618,749	—	—
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB1,134,178 and RMB2,509,671 as of December 31, 2019 and 2020, respectively)	1,394,639	2,926,347	448,482
Total current liabilities	9,802,619	12,019,673	1,842,095

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
Non-current liabilities
Long-term funding debts (including amounts of the consolidated VIEs of RMB450,595 and RMB825,814 as of December 31, 2019 and 2020, respectively)	450,595	825,814	126,562
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB309,646 and RMB21,046 as of December 31, 2019 and 2020, respectively)	309,646	21,046	3,225
Convertible notes	2,046,051	1,920,227	294,288
Other long-term liabilities (including amounts of the consolidated VIEs of RMB21,079 and RMB23,218 as of December 31, 2019 and 2020, respectively)	27,844	27,667	4,240
Total non-current liabilities	2,834,136	2,794,754	428,315
TOTAL LIABILITIES	12,636,755	14,814,427	2,270,410
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 263,614,582 shares issued, 258,690,272 shares outstanding as of December 31, 2019; 1,889,352,801 shares authorized, 268,935,832 shares issued, 267,356,928 shares outstanding as of December 31, 2020)	170	176	27
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 100,727,057 shares issued and outstanding as of December 31, 2019; 110,647,199 shares authorized, 96,727,057 shares issued and outstanding as of December 31, 2020)	61	58	9
Additional paid-in capital	2,519,886	2,724,006	417,472
Statutory reserves	352,313	649,234	99,499
Accumulated other comprehensive (loss)/income	(7,288)	3,308	507
Retained earnings	3,734,397	2,113,956	323,978
Total equity attributable to owners of the company	6,599,539	5,490,738	841,492
Non-controlling interests	—	40,000	6,130
TOTAL SHAREHOLDERS’ EQUITY	6,599,539	5,530,738	847,622
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,236,294	20,345,165	3,118,032

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Online direct sales	2,396,680	3,623,991	1,900,835	291,316
Membership services	124,066	112,558	113,107	17,334
Other services (including commission fee from a related party of nil, nil and RMB2,087 for the years ended December 31, 2018, 2019 and 2020, respectively)	79,848	92,292	68,890	10,558
Online direct sales and services income	2,600,594	3,828,841	2,082,832	319,208
Loan facilitation and servicing fees-credit oriented	1,875,207	4,811,868	3,786,996	580,383
Interest and financial services income and other revenues	2,920,485	1,146,824	1,418,892	217,455
Guarantee income	—	—	2,319,693	355,509
Credit-oriented services income	4,795,692	5,958,692	7,525,581	1,153,347
Loan facilitation and servicing fees-performance based	149,341	648,516	1,930,835	295,913
Loan facilitation and servicing fees-volume based	51,269	167,458	106,007	16,246
Platform-based services income	200,610	815,974	2,036,842	312,159
Total operating revenue	7,596,896	10,603,507	11,645,255	1,784,714
Operating cost:
Cost of sales (including cost of goods purchased from a related party of RMB614,766, RMB827,809 and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	(2,440,613)	(3,624,301)	(1,907,508)	(292,338)
Funding cost	(898,028)	(508,829)	(589,837)	(90,396)
Processing and servicing cost (including collection service fee from related parties of nil, RMB9,291 and RMB28,645 for the years ended December 31, 2018, 2019 and 2020, respectively)	(324,005)	(642,126)	(1,413,212)	(216,584)
Provision for credit losses of financing receivables	(884,056)	(708,684)	(779,235)	(119,423)
Provision for credit losses of contract assets and receivables	(38,254)	(125,471)	(441,805)	(67,710)
Provision for credit losses of contingent liabilities of guarantee	—	—	(2,880,590)	(441,470)
Total operating cost	(4,584,956)	(5,609,411)	(8,012,187)	(1,227,921)
Gross profit	3,011,940	4,994,096	3,633,068	556,793
Operating expenses:
Sales and marketing expenses	(589,983)	(1,538,698)	(1,274,402)	(195,311)
Research and development expenses	(320,165)	(415,995)	(474,265)	(72,684)
General and administrative expenses	(279,859)	(412,117)	(451,284)	(69,162)
Total operating expenses	(1,190,007)	(2,366,810)	(2,199,951)	(337,157)
Change in fair value of financial guarantee derivatives, net	197,027	(212,256)	(707,442)	(108,420)
Change in fair value of loans at fair value	—	—	(47,282)	(7,246)
Gain on guarantee liabilities, net	108,316	196,063	—	—
Interest expense, net	(23,059)	(39,215)	(77,542)	(11,884)
Investment-related impairment	(15,215)	—	(69,156)	(10,599)
Investment income	18,753	52,211	7,885	1,208
Others, net	1,773	82,422	146,029	22,380
Income before income tax expense	2,109,528	2,706,511	685,609	105,075
Income tax expense	(132,222)	(411,959)	(90,629)	(13,890)
Net income	1,977,306	2,294,552	594,980	91,185
Net income attributable to ordinary shareholders	1,977,306	2,294,552	594,980	91,185
Net income per ordinary share
Basic	5.85	6.45	1.63	0.25
Diluted	5.45	6.14	1.56	0.24
Net income per ADS
Basic	11.70	12.90	3.26	0.50
Diluted	10.90	12.29	3.13	0.48
Weighted average number of ordinary shares outstanding
Basic	337,883,964	355,625,970	364,733,164	364,733,164
Diluted	362,762,561	375,831,131	411,229,810	411,229,810
Share-based compensation expenses included in:
Processing and servicing cost	8,111	10,472	11,391	1,746
Sales and marketing expenses	18,223	28,611	32,486	4,979
Research and development expenses	33,169	42,977	46,116	7,068
General and administrative expenses	63,133	95,202	108,832	16,679

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	1,977,306	2,294,552	594,980	91,185
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	643	7,020	10,596	1,624
Total comprehensive income	1,977,949	2,301,572	605,576	92,809
Total comprehensive income attributable to ordinary shareholders	1,977,949	2,301,572	605,576	92,809

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (loss)/income	(Accumulated Deficit)/Retained Earnings	Non-controlling interests	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2017	217,070,940	142	110,647,199	68	2,110,957	55,861	(14,951)	(450,551)	—	1,701,526
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	209,542	—	209,542
Share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	3,600,000	2	—	—	95,123	—	—	—	—	95,125
Net income	—	—	—	—	—	—	—	1,977,306	—	1,977,306
Exercise and vesting of share-based awards	19,919,168	14	—	—	—	—	—	—	—	14
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	2,500,000	2	(2,500,000)	(2)	—	—	—	—	—	—
Share-based compensation expenses	—	—	—	—	122,636	—	—	—	—	122,636
Appropriation to statutory reserves	—	—	—	—	—	144,401	—	(144,401)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	643	—	—	643
Balances at December 31, 2018	243,090,108	160	108,147,199	66	2,328,716	200,262	(14,308)	1,591,896	—	4,106,792
Net income	—	—	—	—	—	—	—	2,294,552	—	2,294,552
Share-based compensation expenses	—	—	—	—	177,262	—	—	—	—	177,262
Exercise of share-based awards	8,180,022	5	—	—	13,908	—	—	—	—	13,913
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	7,420,142	5	(7,420,142)	(5)	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	152,051	—	(152,051)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	7,020	—	—	7,020
Balances at December 31, 2019	258,690,272	170	100,727,057	61	2,519,886	352,313	(7,288)	3,734,397	—	6,599,539
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	(1,918,500)	—	(1,918,500)
Net income	—	—	—	—	—	—	—	594,980	—	594,980
Share-based compensation expenses	—	—	—	—	198,825	—	—	—	—	198,825
Exercise of share-based awards	4,666,656	3	—	—	5,295	—	—	—	—	5,298
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	4,000,000	3	(4,000,000)	(3)	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	296,921	—	(296,921)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	—	10,596	—	—	10,596
Establishment of a partially held subsidiary	—	—	—	—	—	—	—	—	40,000	40,000
Balances at December 31, 2020	267,356,928	176	96,727,057	58	2,724,006	649,234	3,308	2,113,956	40,000	5,530,738

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	1,977,306	2,294,552	594,980	91,185
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discounts	2,332	2,039	6,911	1,059
Share-based compensation expenses	122,636	177,262	198,825	30,472
Amortization of the right-of-use assets	—	47,895	53,860	8,254
Depreciation and amortization	30,398	39,945	53,433	8,189
Provision for credit losses of financing receivables	884,056	708,684	779,235	119,423
Provision for credit losses of contract assets and receivables	38,254	125,471	441,805	67,710
Provision for credit losses of contingent liabilities of guarantee	—	—	2,880,590	441,470
Change in inventory provision	(3,334)	(1,007)	(394)	(60)
Net change in fair value of financial guarantee derivatives	(197,027)	212,256	707,442	108,420
Net change in fair value of loans at fair value	—	—	47,282	7,246
Net gain on guarantee liabilities	(108,316)	(196,063)	—	—
Deferred income tax	58,176	59,923	(503,520)	(77,168)
Investment-related impairment	15,215	—	69,156	10,599
Gain on disposal of long-term investments	—	(6,128)	(8,553)	(1,311)
Fair value changes of long-term investments	(18,753)	(51,263)	(19,071)	(2,922)
Share of results of an equity investee	—	5,180	9,032	1,384
Fair value changes of other assets	—	—	10,707	1,641
Foreign exchange loss/(gain)	4,876	(23,367)	(85,245)	(13,064)
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	219,450	36,076	287,660	44,086
Accrued interest receivable	46,679	28,659	(27,190)	(4,167)
Prepaid expenses and other current assets	(136,276)	(730,038)	272,813	41,810
Deposits to insurance companies and guarantee companies	—	(1,251,003)	184,722	28,310
Amounts due from related parties	9,447	—	(941)	(144)
Guarantee receivables	(534,112)	(981,449)	274,799	42,115
Contract assets and service fees receivable	(981,958)	(2,342,245)	(1,025,303)	(157,135)
Other long-term liabilities	—	(34,394)	(177)	(27)
Inventories	47,791	(48,578)	60,005	9,196
Other assets	4,071	(297,900)	(74,898)	(11,479)
Accounts payable	(62,329)	65,989	(158,876)	(24,349)
Amounts due to related parties	—	1,354	(3,333)	(511)
Accrued interest payable	(108,166)	(95,192)	(50,189)	(7,692)
Guarantee liabilities	587,471	1,493,860	—	—
Deferred guarantee income	—	—	(787,232)	(120,649)
Contingent guarantee liabilities	—	—	(3,566,157)	(546,537)
Funds payable to Individual Investors	782,109	(163,360)	(618,749)	(94,827)
Land use rights (1)	—	—	(1,000,467)	(153,328)
Accrued expenses and other current liabilities (1)	114,714	144,338	786,019	120,463
Net cash provided by/(used in) operating activities	2,794,710	(778,504)	(211,019)	(32,338)
Cash flows from investing activities:
Cash paid on long-term investments	(120,000)	(387,705)	(97,200)	(14,897)
Proceeds from disposal of investments and refund of prepayment on long-term investments	—	9,000	39,698	6,084
Purchases of property, equipment and software	(54,226)	(49,865)	(86,573)	(13,268)
Financing receivables originated and purchased (excluding receivables related to online direct sales)	(13,606,064)	(10,632,362)	(23,193,607)	(3,554,576)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	17,721,142	11,899,784	21,447,154	3,286,920
Investments in loans at fair value	—	—	(7,067,271)	(1,083,106)
Collection of principals of loans at fair value	—	—	6,638,596	1,017,409
Placement of restricted time deposits	(604,736)	(2,486,643)	(1,831,869)	(280,746)
Withdrawal of restricted time deposits	267,874	864,212	2,014,643	308,758
Net cash provided by/(used in) investing activities	3,603,990	(783,579)	(2,136,429)	(327,422)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from non-controlling shareholders	—	—	40,000	6,130
Proceeds from borrowings	834,000	2,652,191	2,003,977	307,123
Principal payments on borrowings	(566,819)	(1,112,510)	(2,154,605)	(330,208)
Proceeds from funding debts	14,918,165	8,373,790	20,546,221	3,148,846
Principal payments on funding debts	(20,858,941)	(8,946,714)	(19,210,552)	(2,944,146)
Proceeds from issuance of convertible notes, net of debt discount	—	2,096,408	—	—
Payment of debt issuance costs	(636)	(24,048)	—	—
Proceeds from share issuance upon the underwriters’ exercise of over-allotment options, net of issuance costs	95,125	—	—	—
Exercise of share-based awards	14	10,968	7,970	1,221
Payment of initial public offering expenses	(38,399)	—	—	—
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	170,790	348,264	—	—
Repayment of liabilities to Pre-IPO Series C-1 preferred shareholders	(171,240)	(339,528)	—	—
Net cash (used in)/ provided by financing activities	(5,617,941)	3,058,821	1,233,011	188,966
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(18,911)	(8,246)	(27,970)	(4,287)
Net increase/(decrease) in cash and cash equivalents and restricted cash	761,848	1,488,492	(1,142,407)	(175,081)
Cash and cash equivalents and restricted cash at beginning of the year	1,735,286	2,497,134	3,985,626	610,824
Including:
Cash and cash equivalents at beginning of the year	1,126,475	1,148,292	2,085,234	319,576
Restricted cash at beginning of the year	608,811	1,348,842	1,900,392	291,248
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	—	(3,313)	(508)
Cash and cash equivalents and restricted cash at end of the year	2,497,134	3,985,626	2,839,906	435,235
Including:
Cash and cash equivalents at beginning of the year	1,148,292	2,085,234	1,563,755	239,656
Restricted cash at beginning of the year	1,348,842	1,900,392	1,276,151	195,579
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings and convertible notes	25,468	32,252	120,125	18,410
Cash paid for income tax expense	185,015	222,411	300,232	46,013
Cash paid for land use rights (1)	—	—	516,000	79,080
Non-cash investing and financing activities
Long-term investments financed by accrued expenses and other current liabilities	36,414	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

(1)

In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion. The Group has made the first installment payment of RMB516.0 million in February 2020, and the second installment payment of RMB516.0 million in February 2021.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LexinFintech Holdings Ltd. (“Lexin” or the “Company”), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group offers online direct sales with installment payment terms and offers installment purchase loans and personal installment loans mainly through its online consumption and consumer finance platform (“Platform”), www.fenqile.com, and its mobile application (“APP”) to new generation consumers typically between the ages of 18 and 36 (“Borrowers”) in the People’s Republic of China (“PRC”).

The Group addresses the Borrowers’ credit needs by offering installment purchase loans and personal installment loans. Installment purchase loans are loans offered to Borrowers who want to finance their online direct purchase from the Platform and APP with general terms between one month and thirty‑six months. Personal installment loans are loans provided to Borrowers who have consumption needs (other than online direct purchase) with terms generally ranging from one month to thirty‑six months.

The Group primarily finances the loans to Borrowers with proceeds from third-party commercial banks, consumer finance companies and other licensed financial institutions (collectively “Institutional Funding Partners”). The Group also finances the loans through its own online investment platform, www.juzilicai.com and its APP, or Juzi Licai, by offering various investment programs (“Investment Programs”), which are backed by the loans, to the individual investors (“Individual Investors”), the establishment of consolidated trusts (“Trusts”) and issuance of asset-backed securitized debts.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2020, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Beihai Super Egg E-Commerce Co., Ltd. (“Beihai Super Egg”)	May 31, 2018	Beihai, PRC	100%	Investment holding
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Qianhai Juzi Information Technology Co., Ltd. (“Qianhai Juzi”)	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Shenzhen Dingsheng Technology”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services
Beihai Aurora Technology Co., Ltd. (“Beihai Aurora”)	June 19, 2018	Beihai, PRC	100%	Financial technology services

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

  .

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Reclassification of prior-year presentation

Starting from the second quarter of 2020, the Group reports revenue streams in three categories — online direct sales and services income, credit-oriented services income and platform-based services income, to provide more relevant information. The Group also revised the comparative period presentation to conform to current period classification.

In providing credit-oriented services, the Group originates on-balance sheet loans, or facilitates the loan origination of off-balance sheet loans where the Group also provides guarantee services. Consequently, the Group takes all credit risks of borrowers in respect of on-balance sheet loans, and off-balance sheet loans through the relevant guarantee arrangements. By nature, revenue earned from off-balance sheet loans where the Group also provides guarantee services is recorded as “Loan facilitation and servicing fees-credit oriented” and “Guarantee income,” and interest income and other fees from on-balance sheet loans is recorded as “Interest and financial services income and other revenues.”

In providing platform-based services, the Group does not provide guarantee services and takes no credit risks of borrowers in respect of principal and interests due to the lenders for off-balance sheet loans the Group facilitates. The Group either charges the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, which is referred to as performance-based model, or charges the service fees primarily at predetermined rates of amount of loan originations upon successful matching of borrowing requests, which is referred to as volume-based model.

Revenue from “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” were previously reported as one combined financial statement line item as “Loan facilitation and servicing fees” before the change of presentation.

For online direct sales and services income, the Group reports the premium membership fees for the membership packages as “Membership services,” and the commission fee earned from third-party sellers for the online marketplace services the Group rendered and other services revenue as “Other services” within “Online direct sales and services income.” The premium membership fees, commission fee earned from third-party sellers and other services revenue were previously reported as “Services and others” within “Online direct sales and services income” before the change of presentation.

Above changes in classification and presentation do not affect previously reported financial position, results of operations, and cash flows for the periods presented.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Power of Attorney.  Pursuant to the Power of Attorney, each nominee shareholder of the VIEs irrevocably authorizes the Group’s relevant PRC subsidiaries to act as its attorney‑in‑fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interests in the VIEs, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Exclusive Business Cooperation Agreements.  Pursuant to these Exclusive Business Cooperation Agreements, the Group’s relevant PRC subsidiaries have the exclusive right to provide the VIEs with comprehensive business support, technical support and consulting services. Without prior written consent of the Group’s relevant PRC subsidiaries, the VIEs shall not accept any services covered by these agreements from any third party. The VIEs agree to pay service fees in an amount determined by the Group’s relevant PRC subsidiaries based on respective profits calculated as operating revenue minus operating cost of the VIEs for the relevant period on a yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. The Group’s relevant PRC subsidiaries own the intellectual property rights arising out of the services performed under these agreements. Unless the Group’s relevant PRC subsidiaries terminate these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by the Group’s relevant PRC subsidiaries through a 30‑day advance written notice, the VIEs have no right to unilaterally terminate these agreements. The Group’s relevant PRC subsidiaries are entitled to substantially all of the economic benefits of the VIEs.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries and can have assets transferred out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB5,227.4 million as of December 31, 2020. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through its VIEs and VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	revoke the Group’s business and operating licenses;
•	require the Group to discontinue or restrict its operations;
•	restrict the Group’s right to collect revenues;
•	block the Group’s websites;
•	require the Group to restructure its operations, re‑apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
•	impose additional conditions or requirements with which the Group may not be able to comply; or
•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

All of the consolidated VIEs are incorporated and operated in the PRC, which are effectively controlled by the Company through a series of contractual agreements entered into among the Company’s relevant PRC subsidiaries, the VIEs and their nominee shareholders. In the opinion of the Company’s management, the contractual arrangements are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

The Company’s ability to control the VIEs also depends on the power of attorney the Group’s relevant PRC subsidiaries have to vote on all matters requiring shareholders’ approvals in the VIEs. The Company believes this power of attorney is legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties are remote.

Summary of Financial Information of the Group’s VIEs

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the VIEs (including the consolidated Trusts and asset-backed securitized debts) and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated:

	As of December 31,
	2019	2020
	(RMB in thousands)
Total assets	16,592,936	18,748,833
Total liabilities	12,659,845	17,381,265

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Revenue from third parties	7,596,896	10,603,507	11,579,992
Revenue from the Company and its subsidiaries	—	5,210	449
Total operating revenue	7,596,896	10,608,717	11,580,441
Net income	1,088,805	1,691,019	816,113

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Net cash provided by/(used in) operating activities	2,158,663	(1,299,951)	1,442,592
Net cash (used in)/provided by investing activities	3,783,432	763,395	(2,905,743)
Net cash provided by/(used in) financing activities	(4,540,746)	872,227	1,242,610
Net increase in cash and cash equivalents and restricted cash	1,401,349	335,671	(220,541)
Cash and cash equivalents and restricted cash at beginning of the year	1,060,785	2,462,134	2,797,805
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	—	(2,326)
Cash and cash equivalents and restricted cash at end of the year	2,462,134	2,797,805	2,574,938
(c)	Use of estimates

The preparation of the Group’s consolidated financial statements is in conformity with the U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statement and reported revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to (i) revenue recognition; (ii) allowance for credit losses of financing receivables, contract assets, service fees receivable and guarantee receivables; (iii) fair value determination of financial guarantee at loan inceptions; (iv) initial recognition and subsequent measurement of guarantee derivatives at fair value; (v) loans at fair value and (vi) determination of contingent guarantee liabilities. Actual results could materially differ from these estimates.

(d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong is United States dollars (“US$”) and the functional currencies of the PRC entities in the Group are RMB.

In the consolidated financial statements, the financial information of the Company and its subsidiaries incorporated in Hong Kong have been translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”). Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments, and are shown as a component of accumulated other comprehensive income on the Consolidated Statements of Changes in Shareholders’ Equity and a component of other comprehensive income on the Consolidated Statements of Comprehensive Income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period‑end is recognized in “Others, net” on the Consolidated Statements of Operations.

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive Income for the years ended December 31, 2018,2019 and 2020 were gain of RMB0.6 million, gain of RMB7.0 million, and gain of RMB10.6 million, respectively. Foreign currency exchange gain or loss recorded was immaterial for each of the periods presented.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(e)	Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

(f)	Presentation for on- and off-balance sheet loans

The Group finances the loans with the proceeds from various funding partners, which primarily include: (1) the Institutional Funding Partners; (2) the Individual Investors on Juzi Licai; (3) third-party investors of the consolidated Trusts and asset‑backed securitized debts. Depending on the arrangements among the Group, the Borrowers and the funding partners, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans”, where applicable.

On‑balance sheet loans

(a)	Loans funded by the Individual Investors on Juzi Licai under the Old Model (as defined hereinafter) or certain Institutional Funding Partners

For loans funded by the proceeds from the Group’s own online investment platform Juzi Licai under the Old Model (as defined hereinafter), which offered the Individual Investors various Investment Programs with different terms and estimated rates of return, or from certain Institutional Funding Partners, the Group’s roles included: (1) collecting the investment principal from the Individual Investors or Institutional Funding Partners and lending the funds to the Borrowers, (2) collecting monthly repayment from the Borrowers and repaying the Individual Investors or Institutional Funding Partners according to the terms (i.e. interest rate and scheduled repayment dates) of respective Investment Programs or agreements (“Investment Agreements”) between the Individual Investors or Institutional Funding Partners and the Group.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group noted that the terms of the underlying loan agreements between the Individual Investors or Institutional Funding Partners and the Borrowers (“Underlying Loan Agreements”) did not necessarily match the terms of the Investment Programs or Agreements. The mismatch was mainly due to the fact that some Individual Investors or Institutional Funding Partners may invest in the programs that had shorter investment periods than the terms of the Underlying Loan Agreements. Depending on the types of Investment Programs the Individual Investors choose or the Investment Agreements the Institutional Funding Partners entered into with the Group, the investing periods could be as short as one week and as long as twenty-fourth months. Pursuant to the Investment Programs or Agreements, the Individual Investors or Institutional Funding Partners agreed on a rate of return with the Group which was normally lower than the coupon interest rate stipulated in the Underlying Loan Agreement, given the shorter periods of those Investment Programs or Agreements. The Group considered the terms of the Investment Programs or Agreements, which drove the return of the investments, and concluded the Group had liabilities to the Individual Investors or Institutional Funding Partners when the funds from the Investment Programs or Agreements were received. Accordingly, the Group was considered as the primary obligor to the Individual Investors or Institutional Funding Partners in the lending relationship and therefore recorded the liabilities to the Individual Investors or Institutional Funding Partners as “Funding Debts” (Note 2(h)) on its Consolidated Balance Sheets. The underlying loans were recorded as “Financing receivables, net” on the Consolidated Balance Sheets.

As of December 31, 2020, loans funded by the Individual Investors on Juzi Licai under the Old Model were nil.

(b)	Loans funded by establishment of the consolidated Trusts and issuance of asset‑backed securitized debts

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

Therefore, loans funded by the consolidated Trusts and asset-backed securitized debts remain at the Group and are recorded as “Financing receivables, net” on the Consolidated Balance Sheets. The proceeds received from third‑party investors of the consolidated Trusts and asset-backed securitized debts are recorded as “Funding Debts” (Note 2(h)). Cash received via consolidated Trusts that has not yet been distributed is recorded as “Restricted cash”.

Off‑balance sheet loans

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(b)	Loans funded by the Individual Investors on Juzi Licai under the New Model (as defined hereinafter)

In late April 2018, the Group made some adjustments to its business model for new loans funded by the Individual Investors on Juzi Licai (the “New Model”, and the “Old Model” referred to the business model of Juzi Licai before such adjustments). Under the New Model, the Group’s roles included: (1) matching the borrowing requests from the Borrowers with the Individual Investors on Juzi Licai, (2) processing monthly repayment from the Borrowers according to the terms of the Underlying Loan Agreements through third-party custodian bank accounts, and (3) providing ongoing management services to the Individual Investors over the terms of respective Investment Programs.

Under the New Model, the Group acted as an intermediary between the Borrower and the Individual Investors. Pursuant to the Underlying Loan Agreement and the Investment Programs, the Individual Investors were entitled to all the interests generated from the underlying loans. Such interests were not generated until the lending relationship has been established between the Borrowers and the Individual Investors, as the lenders, upon entering into the Underlying Loan Agreements. The existing Individual Investor cannot exit from any lending relationship of outstanding loan unless the underlying loan was fully repaid or the outstanding loan principal with the remaining term was successfully re-matched with other Individual Investors. The Group provided ongoing matching and re-matching services to the Individual Investors over the terms of respective Investment Programs while it did not have any obligations to ensure such successful re-matching.

The Group considered the terms of the Underlying Loan Agreements and the Investment Programs under the New Model and concluded that the Group was not the legal lender or borrower in the loan origination and repayment process. Accordingly, the Group did not record financing receivables arising from these loans nor Funding Debts to the Individual Investors.

The balances of funds payable to Individual Investors represented the investment funds received from the Individual Investors on Juzi Licai under the New Model but not yet matched with and transferred to the Borrowers due to the settlement time lag.

As of 2020-12-31, loans funded by the Individual Investors on Juzi Licai under the New Model and the balance of funds payable to Individual Investors were nil.

Risk safeguard scheme on Juzi Licai

Under the New Model, the Group entered into a cooperation agreement with an independent third-party guarantee company (the “Guarantee Company”), to set up a new investor protection program called the Risk Safeguard Scheme (“RSS”). The purpose of the RSS was to provide make-up payments to the Individual Investors on Juzi Licai when the Borrowers default. The RSS only applied to loans newly funded under the New Model and required the Borrowers to contribute to the RSS to protect the Individual Investors. By default, all Borrowers enrolled in the RSS when the Underlying Loan Agreements were entered into.

Pursuant to the Underlying Loan Agreement, the Borrower agreed to enroll in the RSS and pay the guarantee fee (the “Guarantee Fee”) into the guarantee fund special account (“Risk Safeguard Fund”) and the relevant guarantee service fees to the Guarantee Company. Accordingly, a certain amount of each monthly repayment from the Borrowers, equal to a certain percentage of the outstanding principal balance of each loan, should be transferred to the Risk Safeguard Fund. The Group had the discretion in determining the percentage, i.e. the amount of the Guarantee Fee, to be paid by the participating Borrowers. The amount of make-up payments was limited to the available balance of the Risk Safeguard Fund. If the Risk Safeguard Fund become insufficient to pay back all Individual Investors with defaulted loans, these Individual Investors would be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time the Risk Safeguard Fund were replenished, at which time a distribution would again be made to all Individual Investors with those defaulted loans. The participation of the Risk Safeguard Fund was not refundable, even if there is no default of loans. Therefore, the Group concluded that it was the primary obligor in providing the guarantee services and records its obligations associated with the RSS in accordance with ASC 460, Guarantees as discussed in Note 2(l). The balance of Risk Safeguard Fund was recorded as “Restricted cash” on the Consolidated Balance Sheets. As of December 31, 2020, the balance of such restricted cash was nil.

Measurement of financing receivables

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financing receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for any charge‑offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables. The Group recognizes interest and financial services income over the terms of the financing receivables using the effective interest rate method. Refer to Note 2(m) for details. For financing receivables initially generated from online sales with installment payment terms on the Group’s Platform or APP, if they are subsequently funded by on-balance sheet loans, the Group considers that the financing receivables are not settled or extinguished, and therefore continues to account for these financing receivables according to the installment payment terms. If the financing receivables are subsequently funded by off-balance sheet loans, the Group considers that these financing receivables are settled and extinguished with the proceeds from the off-balance sheet loans as facilitated by the Group.

(a)	Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as interest and financial services income as earned. Financing receivables are placed on non‑accrual status upon reaching 90 days past due. When a financing receivable is placed on non‑accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

(b)	Nonaccrual financing receivables and charged‑off financing receivables

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that it will be unable to collect unpaid principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge‑offs occur after the 180th day of delinquency. Interest and financial services income for nonaccrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. The Group does not resume accrual of interest after a loan has been placed on nonaccrual status.
(g)	Allowance for credit losses

The Group mainly has the following types of financial assets that are subject to credit losses of the customers: financing receivables, accrued interest receivable, contract assets, service fees receivable, and guarantee receivables.

Before the adoption of Accounting Standards Codification (“ASC”) 326 on January 1, 2020

The Group assessed the creditworthiness and collectability of the portfolios of respective financial assets, mainly based on historical charge offs of respective underlying on- and off-balance sheet loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the Borrowers. The Group considered location, education background, income level, outstanding external borrowings, and external credit references when assigning Borrowers into different credit risk levels. Also, each portfolio of respective financial asset subject to credit losses within each credit risk level consisted of individually small amount of on- and off-balance sheet loans. In the consideration of above factors, the Group determined that each portfolio of respective financial asset subject to credit losses within each credit risk level was homogenous with similar credit characteristics.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group’s allowance for credit losses of financial assets was calculated separately within each credit risk level of the Borrowers, taking into considerations of flexible repayment options of the underlying on- and off-balance sheet loans, where applicable. For each credit risk level, the Group estimated the probable incurred loss rate based on delinquency status of the respective financial assets within that level: current, 1 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. These loss rates in each delinquency status were based on average historical loss rates of financial assets subject to credit losses associated with each of the abovementioned delinquency categories. The probable incurred loss rate of the specific delinquency status category within each risk level was applied to the applicable outstanding balances of respective financial assets within that level to determine the allowance for credit losses for each reporting period. In addition, the Group considered other general economic conditions, if any, when determining the allowance for credit losses.

After the adoption of ASC 326 on January 1, 2020

Effective January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

The Group’s CECL model and methodologies are based on the likelihood of customers defaulting (i.e., Probability of Default, or PD) and the resulting losses of customers’ defaults (i.e. Loss Given Default, or LGD) and Exposure at Default (“EAD”), or CECL=PD*LGD*EAD. The Group considers the PD with its historical information of customers’ payment behaviors and loan performance, and further adjusts for the impacts from observed industry experience. PDs are based on respective internal risk grades assigned to each of the customers by the Group. LGD is determined based on historical information of the extent of loss on a defaulted exposure. EAD is calculated based on the amounts the Group expected to be owed at the time of default, over the term of the loans. The Group also incorporates the forward-looking information in the CECL, taking into account a range of forecasts of macroeconomic conditions over the expected life of the loans. The macroeconomic factors used in model include variables that have historically been key drivers of increases and decreases in credit losses, such as consumer price index and producer price index. The expected life of each loan is determined based on the contractual term. The allowance for credit losses also includes management overlays which allow management to reflect the uncertain nature of economic forecasting and account for model imprecision and concentration risk.

The CECL methodology is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including financing receivables, contract assets, service fees receivable, and guarantee receivables of the Group. As a result, the Group recognized the cumulative effect as a decrease of approximately RMB0.3 billion to the opening balances of retained earnings, and an increase of the corresponding amount to the credit allowance of financial assets measured at amortized cost, which is primarily driven by the longer estimated periods of underlying loans under the CECL lifetime methodology compared to incurred loss methodology before the adoption of the new standard.

The CECL methodology also applies to certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives. The financial guarantees provided for the Group’s off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology. After the adoption, the expected credit losses (the contingent aspect) of the guarantee shall be accounted for in addition to and separately from the guarantee liability (the noncontingent aspect) accounted for under ASC 460. Before the adoption, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460. The initial adoption resulted in a recognition of a separate contingent liability in full amount, in addition to financial guarantee liabilities measured under ASC 460. Further, the contingent liability is determined using CECL lifetime methodology compared to incurred loss methodology before the adoption. Consequently, the Company recognized the cumulative effect as a decrease of approximately RMB2.0 billion to the opening balances of retained earnings. The carrying amount of financial guarantee liabilities under ASC 460 upon the initial adoption has continued to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk in accordance with ASC 460, but no longer subject to the recording of an excess contingent lability under ASC 450.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The financial impacts described above totaled approximately RMB2.3 billion along with the associated deferred tax impact of approximately RMB0.4 billion. As a result, the Group recognized the cumulative effect of approximately RMB1.9 billion, net of tax, as a decrease to the opening balances of retained earnings on January 1, 2020.

The following table sets forth the cumulative effect of the changes on the Group’s Consolidated Balance Sheet as of January 1, 2020 due to the adoption of ASC 326:

(RMB in thousands)	As of December 31, 2019		Adjustments due to the adoption of ASC 326		As of January 1, 2020
Assets
Cash and cash equivalents	2,085,234		(1,465)		2,083,769
Restricted cash	1,900,392		(1,848)		1,898,544
Restricted time deposits	1,966,643		(1,921)		1,964,722
Financing receivables, net	4,411,488		(229,661)		4,181,827
Accrued interest receivable, net	54,284		(1,681)		52,603
Guarantee receivables, net	1,464,977		(40,388)		1,424,589
Prepaid expenses and other current assets	1,324,924		(12,077)		1,312,847
Deposits to insurance companies and guarantee companies	1,251,003		(3,060)		1,247,943
Contract assets and service fees receivable, net	3,454,851		(26,045)		3,428,806
Other assets	454,421		(2,466)		451,955
Long-term investments	511,605		(3,588)		508,017
Liabilities
Guarantee liabilities(1)	(1,726,368)	(2)	1,726,368		—
Deferred guarantee income(1)	—		(1,481,814)	(2)	(1,481,814)
Contingent guarantee liabilities(1)	—		(2,214,128)	(2)	(2,214,128)
Total impact to allowance for credit losses			(2,293,774)
Deferred tax assets	157,138		78,803		235,941
Deferred tax liabilities	(309,646)		296,471		(13,175)
Total retained earnings impact			(1,918,500)

(1)

Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460.

After the adoption of ASC 326, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

(2)

As of December 31, 2019, the Group determined that the aggregate contingent liabilities under ASC 450 (RMB1,726.4 million) exceeded the balance of guarantee liabilities (RMB1,481.8 million) under ASC 460 and recorded an excess liability of RMB244.6 million. As a result of the adoption, RMB1,481.8 million of guarantee liabilities previously under ASC 460 was recorded as “Deferred guarantee income,” and RMB2,214.1 million of contingent guarantee liabilities is determined using CECL lifetime methodology compared to incurred loss methodology before the adoption.

(h)	Funding debts

For the proceeds received from the Individual Investors on Juzi Licai, and other funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners , to fund the Group’s on-balance sheet loans, the Group records them as funding debts (“Funding Debts”) on its Consolidated Balance Sheets.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i)	Accrued interest payable

Accrued interest payable is calculated based on the contractual interest rates of funding debts and convertible notes.
(j)	Guarantee receivables and liabilities

For the off-balance sheet loans funded by the Individual Investors on Juzi Licai, the Group provides risk safeguard scheme (“RSS”) to the Individual Investors in the event of Borrowers’ default, and records its obligations associated with the RSS in accordance with ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

For the off-balance sheet loans funded by certain Institutional Funding Partners, the Group provides deposits and replenish such deposits from time to time to the Institutional funding partners by directly compensating them for principal and interest payment in the event of the Borrowers’ defaults, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

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

Before the adoption of ASC 326 on January 1, 2020

Before the adoption of ASC 326, guarantee liabilities under ASC 460 were comprised of two components: (i) ASC 460 component; and (ii) ASC 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Accordingly, the guarantee liabilities were required to be measured at fair value at inception and reduced as the Group was released from the underlying risk, i.e., as the underlying loan was repaid by the Borrower or when the lender was compensated in the event of a Borrower’s default. This component was a stand ready obligation which was not subject to the probable threshold used to record a contingent obligation. The estimated fair value of the guarantee liabilities at inception of the loans was determined by the Group based on a discounted cash flow model, with reference to estimates of probable incurred loss rate and expected margins on cost of guarantee services. The other component was a contingent liability determined based on historical loss rates, representing the obligation to make future payouts, measured using the guidance in ASC 450, Contingencies. The ASC 450 contingent component considered the actual and expected performance of the loans on a pool basis when estimating the contingent liability.

Subsequent to initial recognition, the guarantee liabilities were measured at the greater of the amount determined based on ASC 460 and the amount determined based on ASC 450. ASC 460 does not prescribe a method for subsequently measuring and recording the noncontingent guarantee liabilities. However, as stated in ASC 460-10-35-1, the guarantee liabilities should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk was reduced as each monthly payment was made, guarantee liabilities were recognized by a systematic and rational amortization method, i.e. over the terms of the underlying loans, as “Gain on guarantee liabilities, net” on the Consolidated Statements of Operations. At each reporting date, on a portfolio basis, when the aggregate contingent liabilities required to be recognized under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460, the Group recorded the excess against “Gain on guarantee liabilities, net” on its Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Guarantee receivables were recognized and measured at inception at fair value. For loans with original terms greater than 12 months, the Group determines a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, was used in adjusting the guarantee receivables at inception. Interest income resulting from the significant financing component is recorded as “Interest and financial services income and other revenues” on the Consolidated Statements of Operations.

At each reporting date, the Group assessed whether there is any indicator of impairment to the guarantee receivables. An impairment loss was recorded if the carrying amounts of the guarantee receivables exceeded the expected collections.

After the adoption of ASC 326 on January 1, 2020

As discussed in Note 2(g) above, the financial guarantees provided for the Group’s off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology.

After the adoption, the estimated fair value of the guarantee liabilities at inception of the loans continues to be determined based on a discounted cash flow model, but with reference to estimates of expected loss rates using CECL lifetime methodology. Subsequent to initial recognition, the guarantee liabilities continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk over the terms of the underlying loans, as “Guarantee income” on the Consolidated Statements of Operations.

The expected credit losses of the guarantee (the contingent aspect recorded as “Contingent guarantee liabilities”) are accounted for in addition to and separately from the guarantee liability (the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460. The contingent guarantee liabilities are determined using CECL lifetime methodology, compared to incurred loss methodology before the adoption, and recognized in full amount at loan inceptions. At each reporting date, the Group measures the contingent guarantee liabilities of the underlying loans, on a portfolio basis, and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee” on the Consolidated Statements of Operations.

The following table sets forth the activities of the Group’s obligations associated with the guarantee liabilities for the year ended December 31, 2019 prior to the adoption of ASC 326:

For the year ended December 31, 2019
(RMB in thousands)
Opening balances	456,276
Fair value of guarantee liabilities at inception of new loans	1,024,331
Release of guarantee liabilities upon the Borrowers’ repayment	(424,962)
Transfer from guarantee previously accounted for as derivatives*	1,325,935
Contingent liability	179,417
Payouts during the period	(2,926,080)
Recoveries during the period	2,091,451
Ending balances	1,726,368

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

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2020 after the adoption of ASC 326:

For the Year Ended December 31, 2020

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB in thousands)
Opening balances	—
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	1,481,814
Fair value of guarantee liabilities at inception of new loans	1,532,461
Release of deferred guarantee income	(2,319,693)
Ending balances	694,582

The following table sets forth the activities of the Group’s obligations associated with the contingent guarantee liabilities for the year ended December 31, 2020 after the adoption of ASC 326:

For the Year Ended December 31, 2020
(RMB in thousands)
Opening balances	—
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	2,214,128
Provision for credit losses of contingent liabilities of guarantee	2,880,590
Net cash payout	(3,355,931)
Ending balances	1,738,787

(k)	Loans at fair value

From time to time, the Group acquires the loans when they are one day past due, or purchases the entire loans with certain monthly repayments that are past due over certain days consecutively or cumulatively, from certain funding partners, according to the relevant cooperation agreements with respective funding partners.

For those loans the Group acquired or purchased from the relevant funding partners, the Group accounts for them using fair value option pursuant to ASC 825, Financial Instruments, and records them on the Consolidated Balance Sheets as “Loans at fair value.”

As the loans acquired or purchased are not traded in an active market with readily observable prices, the Group estimates the fair value of loans acquired or purchased from funding partners using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of estimated future credit recoveries of the loans upon acquisition or repurchase. Changes in fair value of loans are reported net and recorded in “Change in fair value of loans” on the Consolidated Statements of Operations.

(l)	Guarantee derivatives

In order to determine the accounting treatment of the guarantee, the Group considered the criteria of scope exception under ASC 815‑10‑15‑58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non‑payment both at inception and throughout its term either through direct legal ownership or through a back‑to‑back arrangement.

For the financial guarantee provided by the Group that does not meet the scope exception under ASC 815‑10‑15‑58, the Group accounts for the financial guarantee contracts with these Institutional Funding Partners as derivatives under ASC 815, Derivatives and Hedging, and records them on the Consolidated Balance Sheets as either assets or liabilities at fair value.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(m)	Revenue recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective method for all contracts not completed as of the date of adoption.

The Group considered relevant accounting guidance and concluded that arrangements for its on-balance sheet loans and guarantee services provided for its off-balance sheet loans are out of scope of ASC 606, Revenue from Contracts with Customers. Therefore, “Interest and financial services income and other revenues” and “Guarantee income” included in “Credit-oriented services income” on the Consolidated Statements of Operations should be accounted for in accordance with ASC 310, Receivables and ASC 460, Guarantees, respectively. Other revenue streams are accounted for in accordance with ASC 606.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services, net of value-added tax. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. For considerations with original payment terms greater than 12 months, the Group determines a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, is used in adjusting the consideration at inception for revenue recognition. Interest income resulting from a significant financing component is recorded as “Interest and financial services income and other revenues” on the Group’s Consolidated Statements of Operations.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Membership services

The Group offers membership packages to the subscribing members with access to benefits of sales of products and services on the Group’s Platform and APP that represent a single stand-ready obligation, in exchange for upfront premium membership fees. The receipt of premium membership fees is initially recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” and membership fees are recognized ratably over the terms of the membership packages as the Group’s performance obligation is satisfied over time.

Other services

The Group also operates an online marketplace that enable third‑party sellers to sell their products to customers with installment payment terms. The Group charges the third‑party sellers a fixed rate commission fee based on the sales amount for the services rendered. Revenues are recognized at point-in-time when the underlying transactions are completed, i.e., upon acceptance of the underlying goods or services by the Borrowers. In accordance with ASC 606-10-55-39, the Group recognizes the commission fees as revenues from the third‑party sellers on a net basis, as the Group is acting as an agent and does not have general inventory risk or does not have discretion to establish prices. For these transactions whereby the Group pays to the third‑party sellers on behalf of the Borrowers, the Group generates financing receivables due from the Borrowers, which may be subsequently funded with the proceeds from on- or off-balance sheet loans as discussed in Note 2(f).

Credit-oriented services and platform-based services

Loan facilitation and servicing fees – overall

With respect to the off‑balance sheet loans, the Group does not record financing receivables arising from these loans nor funding debts to the funding partners. The Group earns loan facilitation and servicing fees and records them as “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” based on respective arrangements, as applicable.

Revenues from loan facilitation and matching and post-origination services

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Revenues from Investment Program management services

The Group provides ongoing management services to the Individual Investors pursuant to the Investment Programs, including (i) initial matching of the investment funds from the Individual Investors and (ii) continuous re-matching of the monthly repayment from the Borrowers with any new borrowing requests to generate investment returns for the Individual Investors over the terms of the Investment Programs.

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

Loan facilitation and servicing fees – credit oriented

For the off-balance sheet loans funded by the Individual Investors on Juzi Licai or certain Institutional Funding Partners, where the Group provides guarantee services, revenue earned from such loans is recorded as “Loan facilitation and servicing fees-credit oriented” under ASC 606 and “Guarantee income” under ASC 460 (Note 2(f)).

Loan facilitation and servicing fees – performance based

For the off-balance sheet loans funded by certain other Institutional Funding Partners, where the Group does not provide guarantee services and takes no credit risks of Borrowers in respect of principal and interests due to the lenders, the Group charges the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, and records revenue earned from such loans as “Loan facilitation and servicing fees-performance based.”

Loan facilitation and servicing fees – volume based

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the off-balance sheet loans funded by certain other Institutional Funding Partners, where the Group does not provide guarantee services and takes no credit risks of Borrowers in respect of principal and interests due to the lenders, the Group charges the service fees at predetermined rates of amount of loan originations upon successful matching of borrowing requests, and records revenue earned from such loans as “Loan facilitation and servicing fees-volume based.”

Interest and financial services income and other revenues

The Group generates interest and financial services income and other revenues from its financing receivables.

Interest and financial services income is recognized over the terms of financing receivables using the effective interest method. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Borrowers as well as the relatively small amount of each individual financing receivable, the Group determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” on the Consolidated Statements of Operations. Interest and financial services income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Other revenues include fees collected for prepayment and late payment for on‑balance sheet loans, which are calculated as certain percentages of interest over the prepaid principal loan amount in case of prepayment or certain percentages of past due amounts in case of late payment.

Customer incentives

In order to incentivize the individual customers to use the Platform and APP, the Group primarily provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future repayment on the installment purchase loans or personal installment loans. Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB319.7 million, RMB281.0 million and RMB196.3 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB13.1 million, RMB19.7 million and RMB17.1 million, were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2018, 2019 and 2020, respectively.

Contract balances

The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from loan facilitation and matching services and Investment Program management services exceeds the amount billed to customers following the predetermined payment schedules at inception of the loans. The Group does not have an unconditional right to such exceeding amount. Service fees receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and service fees receivable. An impairment loss, if any, is recorded as “Provision for credit losses of contract assets and receivables” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB92.1 million and RMB47.9 million for the years ended December 31, 2019 and 2020, respectively.

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

As of December 31, 2019 and 2020, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB827.1 million and RMB1,101.3 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next two years.

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

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Online direct sales and services income:
Online direct sales	2,396,680	3,623,991	1,900,835
Membership services	124,066	112,558	113,107
Other services	79,848	92,292	68,890
Total	2,600,594	3,828,841	2,082,832

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Loan facilitation and servicing fees-credit oriented:
Loan facilitation and matching service fee-credit oriented	1,494,822	3,868,044	2,628,941
Post-origination service fees-credit oriented	289,054	643,399	1,087,567
Investment Program management service fees-credit oriented	91,331	300,425	70,488
Total	1,875,207	4,811,868	3,786,996

For the Year Ended December 31,
2018	2019	2020

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	(RMB in thousands)
Platform-based services income:
Loan facilitation and matching service fee-performance based	133,841	556,143	1,656,998
Post-origination service fees-performance based	15,500	92,373	273,837
Loan facilitation and servicing fees-volume based	51,269	167,458	106,007
Total	200,610	815,974	2,036,842

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Revenues recognized at point-in-time	4,156,460	8,307,928	6,361,671
Revenues recognized over time	519,951	1,148,755	1,544,999
Total	4,676,411	9,456,683	7,906,670

(n)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2019 and 2020, the Group did not have any cash equivalents.

(o)	Restricted cash

Restricted cash mainly represents: (i) cash received from the Borrowers but not yet been repaid to the funding partners or received from the funding partners but not yet been distributed to the Borrowers which is not available to fund the general liquidity needs of the Group; (ii) security deposits set aside for partnering commercial banks or certain Institutional Funding Partners in case of Borrowers’ defaults; and (iii) cash set aside under the RSS through third-party custody bank accounts, the balance of which was nil as of December 31, 2020.

(p)	Restricted time deposits

Restricted time deposits include (i) time deposits securing the Group’s borrowings from financial institutions, and (ii) time deposits placed with and set aside for partnering commercial banks as Institutional Funding Partners in case of Borrowers' defaults.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(q)	Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving average cost method for the years ended December 31, 2019 and 2020. Prior to 2019 and 2020, cost of inventory was determined using the First-in-first-out cost method. Such change did not have a material impact on the opening balance of retained earnings as of January 1, 2019 and the financial position and results of operations as of and for the year ended December 31, 2019. The accounting change was not applied retrospectively as the cumulative effect was not material to current operations or to the trend of the reported results of operations in accordance with ASC 250-10-S99-3. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2019 and 2020, all inventory balances were products available for sale.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

(r)	Long-term investments

The Group’s long-term investments consist of equity investments in privately held companies accounted for using the measurement alternative, equity investments accounted for using the equity method and a debt investment in forms of a loan for which the Group has the intent and ability to hold to maturity or payoff.

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

Equity investments accounted for using the equity method

The Group applies the equity method of accounting to account for its equity investments, according to ASC 323 Investment-Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the Consolidated Balance Sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee's net income or loss into earnings and cash distributions from investees, if any, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary.

Debt investment

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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
(s)	Property, equipment and software, net

Property, equipment and software, net are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization is computed using the straight‑line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computers and equipment	3 years
Furniture and fixtures	4 ‑ 5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvement or the lease term
Software	3 ‑ 10 years

(t)	Land use rights, net

Land use rights represent the land use rights acquired for the purpose of constructing offices, which was amortized on a straight-line basis over the term of the land use right period, approximately 30 years.

(u)	Impairment of long‑lived assets

Long‑lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long‑lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model‑derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value measurements on a recurring basis

The carrying amount of cash and cash equivalents, restricted cash, amounts due from related parties, accounts payable, and amounts due to related parties approximates fair value because of their short‑term nature. Financing receivables are measured at amortized cost. Funding debts and accrued interest payable are carried at amortized cost. The carrying amount of the financing receivables, funding debts, accrued interest receivable, and accrued interest payable approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

For the off‑balance sheet loans funded by certain Institutional Funding Partners, the Group accounts for financial guarantee provided at fair value. The Group uses significant unobservable inputs to measure the fair value of these guarantee liabilities. The Group considers unobservable inputs to be significant, if, by their exclusion, the estimated fair value of a Level 3 asset or liability would be impacted by a significant percentage change, or based on qualitative factors such as the nature of the instrument and significance of the unobservable inputs relative to other inputs used within the valuation.

The Group elected the fair value option for the loans acquired or purchased from the relevant funding partners starting from the second quarter of 2020. The Group uses significant unobservable inputs to measure the fair value of these loans (Level 3).

Fair value measurements on a non-recurring basis

The Group measures certain financial assets at fair value on a non-recurring basis only if an impairment charge were to be recognized. The Group’s long-term equity investments are measured at fair value on a nonrecurring basis under measurement alternative, if an impairment loss is charged or fair value adjustment is made for an observable price change in an orderly transaction for identical or similar investments of the same issuer. The Group’s non‑financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

(w)	Cost of sales

Cost of sales consists of purchase price of the products, shipping charges and handling costs, as well as write‑downs of inventory. Shipping charges to receive products from suppliers are included in the inventories, and recognized as cost of sales upon sale of the products to customers. For each of the periods presented, write‑downs of inventory were insignificant.
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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2018, 2019 and 2020, advertising costs totaled RMB199.5 million, RMB1.0 billion and RMB791.2 million, respectively.
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

As a result of the adoption, the Group recognized approximately RMB113.2 million of right-of-use assets recorded in “Other assets”, and corresponding short-term leasing liabilities recorded in “Accrued expenses and other current liabilities” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the Consolidated Balance Sheet as of January 1, 2019. The adoption had no impact on the Group’s Consolidated Statements of Operations for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

The Group leases certain office premises under non‑cancelable leases, which expire at various dates through August 2026. As of December 31, 2020, the Group’s operating leases had a weighted average remaining lease term of 2.4 years and a weighted average discount rate of 4.91%.

Future minimum lease payments under non‑cancelable operating leases agreements are as follows:

For the Year ended December 31, 2020
RMB in thousands
2021	46,597
2022	16,554
2023	6,896
2024	2,991
2025 and thereafter	4,709

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Total future lease payments	77,747
Impact of discounting remaining lease payments	(4,503)
Total lease liabilities	73,244
- Short-term portion	45,577
- Long-term portion	27,667

Rental expenses under operating leases for the year ended December 31, 2018 were RMB47.5 million. Operating lease cost for the years ended December 31, 2019 and 2020 was RMB54.9 million and RMB57.9 million, respectively, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the years ended December 31, 2019 and 2020 was RMB2.5 million and RMB3.9 million, respectively. Supplemental cash flow information related to operating leases was as follows:

For the Year ended December 31, 2020
RMB in thousands
Cash payments for operating leases	58,501
Right-of-use assets obtained in exchange for operating lease liabilities	52,655

(dd)	Share‑based compensation

Share-based awards granted to the Group’s employees and non-employees, directors and non-employee directors, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards in accordance with ASC 718, Compensation-Stock Compensation. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line basis over the requisite service period, which is the vesting period.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Deferred tax assets are recognized to the extent that these assets are more‑likely‑than‑not to be realized. In making such a determination, the Group considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more‑likely‑than‑not that some portion, or all, of the deferred tax assets will not be realized.

Uncertain tax positions

To assess uncertain tax positions, the Group applies a more‑likely‑than‑not threshold and a two‑step approach for the tax position measurement and financial statement recognition. Under the two‑step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more‑likely‑than‑not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, in income tax expense.

(ff)	Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders. Net income per ordinary share are computed on Class A Ordinary Shares and Class B Ordinary Shares together, because both classes have the same dividend rights in the Company’s undistributed net income.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of convertible notes using the if-converted method, and ordinary shares issuable upon the exercise of outstanding stock options and vesting of restricted share units, using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income per share calculation when inclusion of such shares would be anti-dilutive.
(gg)	Segment reporting

The Group engages primarily in online direct sales services and online consumer finance services for its customers in the PRC. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. As most of the Group’s long‑lived assets are all located in the PRC and all the Group’s revenues are derived from the PRC, no geographical segments are presented.
(hh)	Statutory reserves

The Company’s subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non‑distributable reserve funds.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with the laws applicable to the Foreign Investment Enterprises (“FIEs”) established in the PRC, the Group’s subsidiaries registered as wholly foreign‑owned enterprises (“WFOEs”) have to make appropriations from its annual after‑tax profits as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after‑tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIEs and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their annual after‑tax profits as determined under PRC GAAP to non‑distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after‑tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

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

For the years ended December 31, 2018, 2019 and 2020, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB144.4 million, RMB152.1 million and RMB296.9 million respectively.

(ii)	Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted time deposits denominated in RMB that are subject to such government controls amounted to RMB5,018.1 million and RMB4,276.9 million as of December 31, 2019 and December 31, 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Concentration of credit risk

Credit risk is one of the most significant risks for the Group’s installment purchase loans and personal installment loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted time deposits, accrued interest receivable, prepaid expenses and other current assets, guarantee receivables, service fees receivable and contract assets, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted time deposits at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2020, approximately 95% of the Group’s cash and cash equivalents, restricted cash and restricted time deposits were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in financial institutions outside the PRC. Financing receivables, accrued interest receivable, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any of the periods presented. There were no financing receivables, contract assets and service fees receivable and guarantee receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables, contract assets and service fees receivable and guarantee receivables as of December 31, 2019 and December 31, 2020, respectively.

There were two, two and three inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2018, 2019 and 2020, respectively.  Three suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2019. Four suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2020 as follows:

	As of December 31,
	2019	2020
Inventory supplier A	11.9%	16.9%
Inventory supplier B	11.4%	16.8%
Inventory supplier C	12.7%	10.7%
Inventory supplier D	*	24.4%

*	Less than 10%.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There was no funding partner, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group’s total funding cost for the years ended December 31, 2018 and 2019, respectively. There was one Institutional Funding Partner that accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2020. Only one Institutional Funding Partner accounted for more than 10% of the Group’s funding debts as of December 31, 2019 and December 31, 2020 respectively as follows:

	As of December 31,
	2019	2020
Institutional Funding Partner A	10.7%	21.4%

There was no funding partner, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group's origination of off-balance sheet loans for the year ended December 31, 2018. There were one Institutional Funding Partners that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2019. There were two Institutional Funding Partners that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2020.

As of December 31, 2019, one insurance company and two guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies. As of December 31, 2020, one insurance company and three guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies.

	As of December 31,
	2019	2020
Guarantee Company A	17.6%	19.6%
Insurance Company B	39.1%	18.8%
Guarantee Company C	16.1%	*
Guarantee Company D	*	13.6%
Guarantee Company E	*	12.6%

*	Less than 10%.

Impact of COVID-19

The COVID-19 pandemic has adversely impacted overall economic conditions in China. The business and operations of the Group in early 2020 were adversely affected, including but not limited to negative impact to the growth of loan originations and operating revenues, and additional credit losses for receivables and financial guarantees caused by increased credit risk. The pandemic also resulted in the impairment to the Group’s long-term investments due to the lower-than-expected financial performance. The extent of the business disruption and the related financial impact will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict.

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets and revenue recognition. Based on current assessment of these estimates, although the COVID-19 outbreak adversely affected the Group’s business in early 2020, the Group concluded that there would be no material impact on the Group’s long-term forecast. While the adverse impact from COVID-19 is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business, and the Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

(jj)	Recent accounting pronouncements

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In January 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU No. 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825, Financial Instruments. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of the standard on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, FASB issued ASU No. 2021-01, “Reference Rate Reform (Topic 848)”, which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments are effective for all entities beginning on March 12, 2020, and the Company may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the exception. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal year beginning after December 15, 2020, including interim periods within that fiscal year. The Group is currently evaluating the impact of the adoption of the standard on its consolidated financial statements.

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2019 and 2020 consisted of the followings:

	As of December 31,
	2019	2020
	(RMB in thousands)
Short-term:
Installment purchase loans	748,717	457,407
Personal installment loans	3,322,235	4,969,154
Total short-term financing receivables	4,070,952	5,426,561
Allowance for credit losses	(318,262)	(508,013)
Total short-term financing receivables, net	3,752,690	4,918,548
Long-term:
Installment purchase loans	169,080	127,265
Personal installment loans	545,001	98,645

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Total long-term financing receivables	714,081	225,910
Allowance for credit losses	(55,283)	(21,149)
Total long-term financing receivables, net	658,798	204,761

These balances represent short‑term and long‑term financing receivables generated from installment purchase loans and personal installment loans transacted on the Group’s Platform and APP with an original term generally up to three years and do not have collateral. The weighted average interest rates of these financing receivables were 24.7% and 24.9% as of December 31, 2019 and 2020, respectively.

As of December 31, 2019, installment purchase loans and personal installment loans that were charged-off in accordance with the Group’s standard charge-off policy were RMB141.5 million and RMB1,995.0 million, respectively. As of December 31, 2020, installment purchase loans and personal installment loans that were charged-off in accordance with the Group’s standard charge-off policy were RMB186.9 million and RMB2,802.9 million, respectively. The Group determined it was probable that the Group will be unable to collect the unpaid principal amounts on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	(RMB in thousands)
Due in months
0 - 12	4,070,952	5,426,561
13 - 24	621,957	182,107
25 - 36	92,075	23,388
Thereafter	49	20,415
Total financing receivables	4,785,033	5,652,471

The activities in the provision for credit losses of financing receivables for the years ended December 31, 2018, 2019 and 2020, respectively, consisted of the following:

	For the year ended December 31,
	2018	2019	2020
	(RMB in thousands)
Beginning balances	(370,196)	(384,036)	(373,545)
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	—	—	(229,661)
Provision for credit losses	(884,056)	(708,684)	(779,235)
Charge-offs	974,483	815,421	1,078,705
Recoveries from prior charge-offs	(104,267)	(96,246)	(225,426)
Ending balances	(384,036)	(373,545)	(529,162)

Aging analysis of past due financing receivables as of December 31, 2019 and 2020 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
Installment purchase loans	9,160	5,197	4,217	9,636	—	28,210	889,587	917,797
Personal installment loans	149,574	86,792	74,208	180,822	—	491,396	3,375,840	3,867,236
December 31, 2019	158,734	91,989	78,425	190,458	—	519,606	4,265,427	4,785,033
Installment purchase loans	7,086	4,508	3,839	11,884	—	27,317	557,355	584,672
Personal installment loans	152,523	74,396	54,217	165,982	—	447,118	4,620,681	5,067,799
December 31, 2020	159,609	78,904	58,056	177,866	—	474,435	5,178,036	5,652,471

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financing receivables amounting to RMB190.5 million and RMB177.9 million as of December 31, 2019 and 2020, respectively, were in non‑accrual status. Interest and financial services income for non‑accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. For the years ended December 31, 2018, 2019 and 2020, interest and late payment fees earned from non‑accrual financing receivables were RMB102.8million, RMB53.9million and RMB 78.8 million respectively.

As of December 31, 2019 and 2020, financing receivables amounting to RMB420.4 million and RMB325.7 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 10).

Credit Quality Indicators

The Group developed its credit assessment model based on the historical delinquency performance of the Borrowers as well as information submitted in the Borrowers’ credit applications. The credit assessment model is designed to predict the likelihood that a Borrower will be delinquent in the future. The Group assigns one of the seven credit risk levels to each Borrower, with risk level A representing the lowest risk, risk level F representing the highest risk and risk level N representing Borrowers who are approved for trial purposes only and will be separately tracked accordingly. The key factors the Group considers in determining the credit risk level of each Borrower include geographic location, education background, level of income, etc. The determination of the credit ratings also incorporates assumptions with respect to the nature of and outlook for the borrower’s industry and the economic environment. The Group updates the information for each of the risk levels on a daily basis.

The following tables present the amortized cost of installment purchase loans within each credit quality indicator by year of origination for five origination years and beyond, due to the adoption of ASC 326, as of December 31, 2020:

	Loans originated in
Risk Level	2016 and before	2017	2018	2019	2020	Total
(RMB in thousands)
A	—	32	9,128	38,554	165,595	213,309
B	—	23	6,454	29,391	107,029	142,897
C	—	39	3,877	25,966	100,172	130,054
D	—	13	2,291	16,737	70,179	89,220
E	—	1	90	548	2,505	3,144
F	—	5	415	1,254	4,373	6,047
N and others	—	—	—	—	1	1
Total	—	113	22,255	112,450	449,854	584,672

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present the amortized cost of personal installment loans within each credit quality indicator by year of origination for five origination years and beyond, due to the adoption of ASC 326, as of December 31, 2020:

	Loans originated in
Risk Level	2016 and before	2017	2018	2019	2020	Total
(RMB in thousands)
A	—	667	8,864	28,794	873,365	911,690
B	—	457	7,488	31,108	931,876	970,929
C	—	627	7,563	57,490	1,261,182	1,326,862
D	—	177	5,200	73,001	1,181,795	1,260,173
E	—	13	239	6,859	190,602	197,713
F	—	49	1,348	27,267	328,597	357,261
N and others	—	32	2,555	25,021	15,563	43,171
Total	—	2,022	33,257	249,540	4,782,980	5,067,799

The following tables present the net recorded investment of financing receivables within each credit quality indicator as of December 31, 2019 and 2020:

	As of December 31, 2019		As of December 31, 2020
	Installment Purchase Loans	Personal Installment Loans	Installment Purchase Loans	Personal Installment Loans
	(RMB in thousands)		(RMB in thousands)
Risk level:
A	383,566	612,958	213,309	911,690
B	262,504	760,986	142,897	970,929
C	133,526	528,162	130,054	1,326,862
D	84,779	771,854	89,220	1,260,173
E	32,136	593,564	3,144	197,713
F	20,665	378,408	6,047	357,261
N and others	621	221,304	1	43,171
Total	917,797	3,867,236	584,672	5,067,799

4. CONTRACT ASSETS AND SERVICE FEES RECEIVABLE, NET AND GUARANTEE RECEIVABLES, NET

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides information about the Group’s contract assets and service fees receivable and guarantee receivables with its customers:

	As of December 31,
	2019	2020
	(RMB in thousands)
Short-term:
Contract assets	2,799,430	2,964,670
Allowance for credit losses of contract assets	(18,582)	(22,923)
Contract assets, net	2,780,848	2,941,747
Service fees receivable	267,440	808,586
Allowance for credit losses of service fees receivable	(76,312)	(42,684)
Service fees receivable, net	191,128	765,902
Guarantee receivables	1,233,111	814,968
Allowance for credit losses of guarantee receivables	(49,833)	(58,771)
Guarantee receivables, net	1,183,278	756,197
Long-term:
Contract assets	485,720	500,959
Allowance for credit losses of contract assets	(2,845)	(18,970)
Contract assets, net	482,875	481,989
Guarantee receivables	282,449	235,648
Allowance for credit losses of guarantee receivables	(750)	(16,994)
Guarantee receivables, net	281,699	218,654

The activities in the provision for credit losses of contract assets and service fees receivable and guarantee receivables for the years ended December 31, 2019 and 2020, respectively, consisted of the following:

	For the Year Ended December 31,
	2019	2020
	(RMB in thousands)
Beginning balances	(54,058)	(148,322)
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	—	(66,433)
Provisions	(153,176)	(441,805)
Charge-offs	68,072	529,380
Recoveries from prior charge-offs	(9,160)	(33,162)
Ending balances	(148,322)	(160,342)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	(RMB in thousands)
Receivables from third-party payment service providers (i)	355,159	587,168
Deposits to Institutional Funding Partners (ii)	495,488	288,215
Prepayment to inventory suppliers	54,486	59,586
Prepaid input value-added tax	54,436	33,695
Staff advances	21,219	12,694
Guarantee derivative assets at fair value (Note 9)	280,998	—
Rental deposits and other current assets	63,138	23,487
Total prepaid expenses and other current assets	1,324,924	1,004,845

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i)

The Group opened accounts with third‑party payment service providers mainly to facilitate collection and transfer of the funds, interest and service fees from/to the Borrowers and Individual Investors or Institutional Funding Partners. The balance of receivables from third‑party payment service providers represents amounts temporarily held in these accounts.

(ii)	The balances represent deposits made to the Institutional Funding Partners to directly satisfy the principal and interest payment obligations in case of Borrowers’ defaults.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2019	2020
	(RMB in thousands)
Computers and equipment	95,336	138,188
Furniture and fixtures	12,316	15,539
Leasehold improvement	35,499	56,462
Software	36,900	41,849
Construction in progress	—	12,572
Total property, equipment and software	180,051	264,610
Accumulated depreciation and amortization	(87,498)	(138,916)
Total property, equipment and software, net	92,553	125,694

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2018, 2019 and 2020 were RMB30.4 million, RMB39.9 million and RMB53.4 million, respectively.

7. LAND USE RIGHTS, NET

For the year ended December 31,
(RMB in thousands)
Gross carrying amount	1,032,000
Accumulated amortization	(31,533)
Impairment	—
Net carrying amount	1,000,467

Land use rights represent the land rights acquired for the purpose of constructing offices. In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion, which is being amortized on a straight-line basis over the term of the land use right period, approximately 30 years. The Group has made the first installment payment of RMB516.0 million in February 2020, and the second installment payment of RMB516.0 million in February 2021. Amortization expense related to land use rights for the year ended December 31, 2020 was RMB31.5 million.

As of December 31, 2020, amortization expenses for future periods are estimated to be as follows:

For the year ended December 31,
(RMB in thousands)
2021	34,400
2022	34,400
2023	34,400
2024	34,400
2025	34,400
Thereafter	828,467
Total expected amortization expenses	1,000,467

8. LONG‑TERM INVESTMENTS

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

These equity investments do not have readily determinable fair value and are accounted for using the measurement alternative. The carrying value of the Group’s equity investments accounted for using the measurement alternative was RMB344.4 million and RMB264.2 million as of December 31, 2019 and 2020, respectively.

Unrealized upward adjustments of fair value of equity investments for the years ended December 31, 2018, 2019 and 2020 were RMB18.8million, RMB70.0million and RMB87.8 million for the observable price changes in orderly transactions for the identical or similar investment of the same issuer.

In 2018, the Group recognized RMB15.2 million impairment related to investments without readily determinable fair value and no other downward adjustment was related to investments without readily determinable fair value. There were no impairment charges to the equity investments accounted for using the measurement alternative for the year ended December 31, 2019. In 2020, the Group recognized RMB69.2 million impairment related to investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to investments without readily determinable fair value.

The following table summarizes the total carrying value of the Group’s equity investments accounted for using the measurement alternative as of December 31, 2019 and December 31, 2020 including cumulative unrealized upward or downward adjustments and impairment charges:

	As of December 31,
	2019	2020
	(RMB in thousands)
Initial cost basis	286,842	263,532
Cumulative unrealized upward adjustments	70,016	87,813
Cumulative impairment charges	(15,215)	(84,371)
Cumulative foreign currency translation adjustments	2,719	(2,823)
Total carrying value at end of the period	344,362	264,151

Equity investments accounted for using the equity method

As of December 31, 2019, and December 31, 2020, the Group’s equity investments accounted for using the equity method totaled RMB7.8 million and RMB101.9 million, respectively.

In 2019, the Group invested in a joint venture in Indonesia over which it can exercise significant influence but does not control with a cash consideration of RMB13.0 million. In 2020, the Group further invested in the joint venture in Indonesia with a cash consideration of RMB15.0 million. In addition, the Group invested in three joint ventures in China over which it can exercise significant influence but does not control with a cash consideration of RMB88.0 million.

For the years ended December 31, 2018, 2019 and 2020, the Group recorded investment loss of nil, RMB5.2 million and RMB9.0 million, respectively, as a result of its proportionate share of equity investees’ net losses.

No impairment charges were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Debt investment

The debt investment is in the form of an interest-bearing loan to an investee, acquired by the Group in September 2018, with a principal of RMB120.0 million that matures in July 2026. The coupon rate of the loan acquired by the Group is a floating rate linked to the benchmark rate of the People’s Bank of China. The loan was to provide the initial operating fund to the investee. The Group has the intent and ability to hold the loan to maturity or payoff.

As of December 31, 2019, and 2020, the Group’s loan receivable recorded at amortized cost was RMB159.4 million and RMB155.8 million. The Group adopted ASC 326 on January 1, 2020 and recorded an allowance for credit losses of the debt instrument of RMB3.6 million as of January 1, 2020. As of December 31, 2020, the Group’s loan receivable, net of allowance for credit losses was RMB155.8 million.

The interest income in relation to this loan receivable were RMB1.5 million, RMB1.5 million and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

9. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2019 and 2020:

December 31, 2019	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	1,962,293	—	1,962,293
Restricted time deposits‑noncurrent portion	—	4,350	—	4,350
Guarantee derivative assets	—	—	280,998	280,998
Total assets	—	1,966,643	280,998	2,247,641

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits-current portion	—	1,779,458	—	1,779,458
Loans at fair value	—	—	381,393	381,393
Total assets	—	1,779,458	381,393	2,160,851
Liabilities
Guarantee derivative liabilities	—	—	252,613	252,613
Total liabilities	—	—	252,613	252,613

The fair value of the Group’s restricted time deposits is determined based on the prevailing interest rates for similar products in the market (Level 2). For the off‑balance sheet loans funded by certain Institutional Funding Partners, as the Group’s financial guarantee provided does not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of these guarantee derivative assets or liabilities (Level 3). For the off-balance sheet loans acquired or purchased by the Group that are not traded in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these loans (Level 3).

Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during each of the periods presented.

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities, and fair value of loans acquired or purchased. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2019 and 2020:

		Range of Inputs
		December 31, 2019			December 31, 2020
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivatives	Cumulative loss rates(i)	1.4%	13.6%	3.3%	3.1%	13.3%	6.3%
	Margins on cost of guarantee services	35.0%	35.0%	35.0%	10.0%	10.0%	10.0%
Loans at fair value	Expected future recovery rates(ii)	N/A	N/A	N/A	9.8%	9.8%	9.8%

(i)	Expressed as a percentage of the original principal balance of the loans.
(ii)	Expressed as a percentage of the principal balance of the loans acquired/purchased.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Fair value of guarantee derivative liabilities/(assets) at beginning of the year (Level 3)	30,958	52,434	(280,998)
Cash collection	449,778	1,108,398	1,107,646
Net cash payout	(231,275)	(1,151,504)	(1,281,477)
Change in fair value(i)	(197,027)	212,256	707,442
Transfers of financial guarantee contracts (Note2(j))	—	(502,582)	—
Fair value of guarantee derivative liabilities/(assets) at end of the year (Level 3)	52,434	(280,998)	252,613

(i)	Recognized as “Change in fair value of financial guarantee derivatives, net” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the activities related to fair value of the loans acquired or purchased:

For the Year Ended December 31, 2020
(RMB in thousands)
Fair value of loans acquired/purchased at beginning of the year (Level 3)	—
Fair value at inception of loans acquired/purchased	7,067,271
Cash collection	(6,638,596)
Change in fair value(i)	(47,282)
Fair value of loans acquired/purchased at end of the year (Level 3)	381,393

(i)	Recognized as “Change in fair value of loans at fair value” on the Consolidated Statements of Operations.

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative assets and liabilities as of December 31, 2019 and 2020, respectively, given hypothetical changes in the cumulative loss rates:

	As of December 31,
	2019	2020
	(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	3.3%	6.3%
Decrease/(increase) in fair value of guarantee derivative assets if the cumulative loss rates:
Increase by 10% (ii)	84,373	—
Decrease by 10% (ii)	(84,373)	—
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10% (ii)	—	188,349
Decrease by 10% (ii)	—	(188,349)

(i)	Expressed as a percentage of the original principal balance of the loans.
(ii)	Expressed as a percentage of the original cumulative loss rates.

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the loans at fair value. The following table summarizes the effect adverse changes in estimate would have on the fair value of the loans at fair value as of December 31, 2020, given hypothetical changes in the expected future recovery rates:

For the Year Ended December 31, 2020
(RMB in thousands, except for percentages)
Weighted average expected future recovery rates(i)	9.8%
Increase/(decrease) in fair value of loans at fair value if the expected future recovery rates:
Increase by 10% (ii)	38,139
Decrease by 10% (ii)	(38,139)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i)	Expressed as a percentage of the principal balance of the loans acquired/purchased.
(ii)	Expressed as a percentage of the original expected future recovery rates.

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

Non‑recurring

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

The Group’s non‑financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

10. FUNDING DEBTS

The following table summarizes the Group’s outstanding funding debts as of December 31, 2019 and 2020, respectively:

	As of December 31,
	2019	2020
	(RMB in thousands)
Short-term:
Liabilities to Individual Investors—Juzi Licai	793,356	—
Liabilities to other funding partners	2,962,172	4,685,935
Total short-term funding debts	3,755,528	4,685,935
Long-term:
Liabilities to other funding partners	450,595	825,814
Total long-term funding debts	450,595	825,814

For the years ended December 31, 2018, 2019 and 2020, the following significant activities took place related to the Group’s funding partners:

Liabilities to Individual Investors on Juzi Licai with respect to on-balance sheet loans

The Group finances its on-balance sheet loans using the proceeds from Individual Investors on Juzi Licai by offering various investment programs. As of December 31, 2019, the terms of those programs were all within 24 months with weighted average interest rates of 7.7%. As of December 31, 2019 and 2020, Individual Investors on Juzi Licai funded an aggregate amount of RMB821.4 million and nil in outstanding financing receivables originated by the Group, respectively.

Liabilities to other funding partners

The Group finances its on-balance sheet loans using the proceeds from other funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Those liabilities to other funding partners were bearing weighted average interest rates of 9.7% and 9.3% as of December 31, 2019 and December 31, 2020, respectively. As of December 31, 2019 and December 31, 2020, other funding partners funded an aggregate amount of RMB3,005.0 million and RMB5,092.3 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2019 and December 31, 2020, financing receivables amounting to RMB420.4 million and RMB325.7 million were pledged as collaterals to secure the underlying loans funded by other funding partners, respectively.

Maturities of funding debts

The following table summarizes the contractual maturity dates of the Group’s funding debts and associated interest payments as of December 31, 2020.

	1 - 12 months	13 - 24 months	25 - 36 months	37 - 48 months	49 - 60 months	Total
	(RMB in thousands)
Liabilities to other funding partners	4,685,935	825,814	—	—	—	5,511,749
Total funding debts	4,685,935	825,814	—	—	—	5,511,749
Interest payments(i)	270,186	14,529	—	—	—	284,715
Total interest payments	270,186	14,529	—	—	—	284,715

(i)	Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2020.

11. SHORT‑TERM BORROWINGS

As of December 31, 2019 and 2020, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 4.2% and 4.0% per annum, respectively. Such borrowings are all denominated in RMB. All of the borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables.

The Group’s certain borrowings, amounting to RMB1,774.9 million and RMB1,701.0 million, as of December 31, 2019 and December 31, 2020, respectively, are collateralized by a pledge of the Group’s time deposits. As of December 31, 2019 and 2020, the outstanding balance of short-term borrowings was secured by RMB1,886.6 million and RMB1,781.3 million time deposits of the Group pledged as collateral, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	(RMB in thousands)
Funds payable to Institutional Funding Partners (i)	415,297	670,942
Tax payable	270,163	632,006
Payable for acquisition of land use rights (ii)	-	516,000
Accrued payroll and welfare	327,827	364,500
Guarantee derivative liabilities at fair value (Note 9)	-	252,613
Other payable to Individual Investors on Juzi Licai	-	86,841
Accrued marketing expenses	71,849	78,681
Payable to third‑party sellers	90,133	55,704
Deferred service fees	47,887	51,966
Risk management fees	12,322	48,993
Short-term leasing liabilities	45,764	45,577
Accrued professional fees and outsourcing fees	31,401	37,684
Deferred interest and financial services income and others	36,816	23,038
Security deposits from third‑party sellers	14,087	10,718
Other accrued expenses	31,093	51,084
Total accrued expenses and other current liabilities	1,394,639	2,926,347

(i)	The payable balances mainly include repayment received from Borrowers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.
(ii)

In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion. The Group has made the first installment payment of RMB516.0 million in February 2020, and the second installment payment of RMB516.0 million in February 2021.

13. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Ji'an Aoxinlian Information Consulting Service Co., Ltd.(“Ji'an Aoxinlian”)	Ji’an Aoxinlian is controlled by the immediate family member of the Group's senior management.
Ji'an Aojuxun Information Consulting Service Co., Ltd.(“Ji'an Aojuxun”)	Ji’an Aojuxun is controlled by the immediate family member of the Group's senior management.
JD.com, Inc. and its subsidiaries (“JD Group”) *	JD Group is a shareholder of the Group
Individual Director or Officer	Directors or Officers of the Group

*In considering the equity interests of the Company held by JD, the transaction volumes between the Company and JD as well as other relevant factors, management concluded that JD was no longer a related party of the Company starting from January 1, 2020.

(a)The Group entered into the following significant related party transactions:

(i)	Purchases of goods and services from related parties

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2018	2019	2020
		(RMB in thousands)
Purchases of goods and services from Ji'an Aoxinlian	—	7,200	20,658
Purchases of goods and services from Ji'an Aojuxun	—	2,091	7,987
Purchases of goods and services from JD Group	607,086	827,574	—
Total	607,086	836,865	28,645

(b)	The Group had the following significant related party balances:

(i)	Amounts due to related parties

	As of December 31,
	2019	2020
	(RMB in thousands)
Due to individual Director or Officer and his/her immediate family members under investment programs offered by the Group	40,804	61,871
Due to Ji'an Aoxinlian	—	4,711
Total	40,804	66,582

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s‑length transactions with third‑party vendors and Individual Investors.

14. TAXATION

a)	Value‑added tax (“VAT”)

During the periods presented, the Group is subject to 16% or 13% VAT, when applicable, for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for premium membership fees, third-party sellers’ commission fees, and financial services income earned from rendering services to its customers in the PRC.

The Group is also subject to surcharges on VAT payments according to PRC tax law.

b)	Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

PRC

The Enterprise Income Tax (“EIT”) Law generally applies a statutory income tax rate of 25% to all enterprises but grants preferential tax treatment to qualified High and New Technology Enterprises (“HNTEs”) and Software Enterprises.

Qianhai Juzi qualified as an HNTE and is entitled for a preferential income tax rate of 15% from 2017 to 2019, and is subject to the statutory income tax rate of 25% for 2020.

Shenzhen Lexin Software qualified as Software Enterprises and is entitled to an income tax exemption for the years of 2017 and 2018, a preferential income tax rate of 10% in 2019, and is exempt from the enterprise income tax or is entitled to a preferential income tax rate of 12.5% in 2020.

Shenzhen Dingsheng Technology qualify as a Software Enterprise and is entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021.

Beihai Aurora is entitled for a preferential income tax rate of 15% for China’s Western Development Strategy, in the meantime, the local tax bureau in Guangxi exempted 40% of the income based on 15% from 2018 to 2022. Therefore, Beihai Aurora applied a preferential income tax rate of 9% from 2018 to 2022, and 15% from 2023 to 2030.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

PRC Withholding Tax on Dividends

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non‑resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non‑resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.The components of the Group’s income before income tax expense for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands, except for percentages)
Income before income tax expense	2,109,528	2,706,511	685,609
Income/ (Loss) from non‑China operations	(13,479)	41,461	15,143
Income from China operations	2,123,007	2,665,050	670,466
Income tax expense applicable to China operations	132,222	411,959	90,629
Effective tax rate for China operations	6.2%	15.5%	13.5%

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Composition of income tax expense for China operations

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Current income tax expense	74,046	352,036	594,149
Deferred income tax expense	58,176	59,923	(503,520)
Income tax expense	132,222	411,959	90,629

The following table sets` forth reconciliation between the statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group’s China operations:

	For the Year Ended December 31,
	2018	2019	2020
Statutory EIT rate	25.0%	25.0%	25.0%
Change of tax position*	(3.7)%	—	(2.4)%
Effect of tax holidays	(7.0)%	(9.0)%	(9.9)%
Tax effect of non‑deductible expense	(0.5)%	(0.5)%	1.1%
Changes in valuation allowance	(7.6)%	**	(0.3)%
Effective tax rate for China operations	6.2%	15.5%	13.5%

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

In the third quarter of 2020, RMB16.2 million income tax provision relating to 2019 was reversed as one subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for 2019 annual tax clearance in this quarter.

**	Less than 0.1%.

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2018	2019	2020
	(In thousands, except per share amount)
Tax holiday effect	148,350	239,732	66,110
Basic net income per share effect	0.44	0.67	0.18
Diluted net income per share effect	0.41	0.64	0.16

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2019	2020
Deferred tax assets
- Deferred guarantee income and other accrued expenses	—	477,023
- Contingent guarantee liabilities	—	434,697
- Provision for credit losses	93,386	359,293
- Advertising expenses in excess of deduction limit	73,970	54,970
- Net operating loss carryforwards	8,648	13,649
- Guarantee liabilities and other accrued expenses	406,973	—
Less: valuation allowance	(6,662)	(4,429)
Total deferred tax assets	576,315	1,335,203
Net deferred tax assets	157,138	747,332

The components of the deferred tax liabilities are as follows:

	For the Year Ended December 31,
	2019	2020
Deferred tax liabilities
-Contract assets and service fees receivable	550,425	490,204
-Guarantee receivables	178,398	118,713
Total deferred tax liabilities	728,823	608,917
Net deferred tax liabilities	309,646	21,046

Movement of valuation allowance

	For the Year Ended December 31,
	2018	2019	2020
Balance at beginning of the year	(246,508)	(6,785)	(6,662)
Additions	(5,245)	(4,255)	(2,243)
Reversals	244,968	4,378	4,476
Balance at end of the year	(6,785)	(6,662)	(4,429)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more‑likely‑than‑not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more‑likely‑than‑not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

As of December 31, 2017, the Group provided full valuation allowance of RMB241.9 million for the deferred tax assets related to provision for credit losses. Given that the Group had limited successful experience in getting approval from the relevant tax authorities for the deduction of the tax allowance on provision for credit losses at that time, the Group concluded it was more-likely-than-not that these deferred tax assets would not be realized going forward. As of December 31, 2018, the Group evaluated a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in 2017 annual tax filing completed in May 2018, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized going forward. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the Group had net operating loss carryforwards of approximately RMB37.8 million and RMB63.8 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

subsidiaries established in the PRC. As of December 31, 2019 and 2020, deferred tax assets arose from the net operating loss carryforwards amounted to RMB20.6 million and RMB22.7 million was provided for full valuation allowance respectively, while the remaining RMB17.2million and RMB41.1 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2020, the net operating loss carryforwards of RMB8.2 million, RMB6.1 million, RMB12.6 million and RMB 36.9 million will expire in 2022, 2023,2024 and 2025, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore, no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s VIEs and subsidiaries of the VIEs as of December 31, 2019 and 2020. Although the Company’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2020, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.

15. CONVERTIBLE NOTES

In September 2019, the Company issued and sold convertible notes (the “Notes”) in an aggregate principal amount of US$300.0 million to PAG, a leading Asia-focused private equity firm, through a private placement. The Notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The Notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date to the third business day before the maturity date (i.e., September 16, 2026), at an initial conversion price of US$7.0 per Class A Ordinary Share or US$14.0 per ADS. The holder of the Notes may require the Company to repurchase all or part of their Notes in cash on September 16, 2023 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

The net proceeds to the Company from the issuance of the Notes were US$293.0 million (RMB1,911.8 million), net of debt discount of US$3.6 million (RMB23.5 million) and issuance costs of US$3.4 million (RMB22.2 million). The debt discount and issuance costs of the Notes were amortized to interest expense over the contractual life to the maturity date. For the years ended December 31, 2019 and 2020, the interest expense related to the Notes was RMB14.3 million and RMB47.8 million, respectively.

The Group accounted for the Notes as a single instrument as “Convertible notes” on the Consolidated Balance Sheets. The debt discount and issuance costs were recorded as an adjustment to the carrying value of the Notes and are amortized as interest expense using the effective interest method. As of December 31, 2019 and 2020, the principal amount of the debt were RMB2,092.9 million and RMB1,957.5 million and unamortized debt discount and issuance costs were RMB46.8 million and RMB37.3 million, respectively.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

In June 2018, 27,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans. As of December 31, 2019, and 2020, 4,924,310 shares and 1,578,904 shares out of 27,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

17. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the year ended December 31, 2020, the Company had potential ordinary shares, including stock options granted, outstanding restricted share units and ordinary shares issuable upon the conversion of the Notes. For the years ended December 31, 2018, 2019 and 2020, stock options to purchase ordinary shares and restricted share units that were anti‑dilutive and excluded from the calculation of diluted net income per share were5,785,724 shares, 7,627,967 shares and 11,398,012 shares, on a weighted average basis, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	1,977,306	2,294,552	594,980
Denominator:
Weighted average number of ordinary shares outstanding—basic	337,883,964	355,625,970	364,733,164
Net income per share attributable to ordinary shareholders—basic	5.85	6.45	1.63
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	1,977,306	2,294,552	594,980
Interest expense associated with convertible notes reversed	—	14,261	47,781
Net income attributable to ordinary shareholders for calculating diluted net income per share	1,977,306	2,308,813	642,761
Denominator:
Weighted average number of ordinary shares outstanding—basic	337,883,964	355,625,970	364,733,164
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	24,875,327	6,470,848	3,255,913
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	3,270	1,170,713	383,590
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	—	12,563,600	42,857,143
Weighted average number of ordinary shares outstanding—diluted	362,762,561	375,831,131	411,229,810
Net income per share attributable to ordinary shareholders—diluted	5.45	6.14	1.56

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. EMPLOYEE BENEFIT PLAN

Full‑time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on‑the‑job injury insurance, and housing fund plans through a PRC government‑mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions.

Total contributions by the Group for such employee benefits were RMB102.7 million, RMB128.7 million and RMB85.9 million for the years ended December 31, 2018, 2019 and 2020, respectively.

19. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Company’s PRC subsidiaries registered as wholly foreign‑owned enterprise are required to make appropriation to certain reserve funds, namely general reserve fund, enterprise expansion fund, and staff bonus and welfare fund, all of which are appropriated from the subsidiaries’ annual after‑tax profits as reported under PRC GAAP. The appropriation must be at least 10% of the annual after‑tax profits to the general reserve fund until such reserve fund has reached 50% of the subsidiaries’ registered capital.

Additionally, in accordance with the PRC Company Laws, a domestic company is required to provide statutory surplus fund at least 10% of its annual after‑tax profits as reported under PRC GAAP until such statutory surplus fund has reached 50% of its registered capital. A domestic company is also required to provide discretionary surplus fund, at the discretion of the board of directors, from its annual after‑tax profits as reported under PRC GAAP. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid‑in capital, additional paid‑in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2019 and 2020, the restricted net assets of the Group’s relevant PRC entities amounted to RMB3,493.4 million and RMB3,771.9 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 68.2% of the consolidated net assets as of December 31, 2020. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 22.

20. SHARE‑BASED COMPENSATION

Share‑based compensation was recognized in operating cost and expenses for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the Year Ended December 31,
	2018	2019	2020
	(RMB in thousands)
Processing and servicing cost	8,111	10,472	11,391
Sales and marketing expenses	18,223	28,611	32,486
Research and development expenses	33,169	42,977	46,116
General and administrative expenses	63,133	95,202	108,832
Total share‑based compensation expenses	122,636	177,262	198,825

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share‑based compensation and the Group did not capitalize any of the share‑based compensation as part of the cost of any asset in the years ended December 31, 2018, 2019 and 2020.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In October 2017, the Group adopted its 2017 Share Incentive Plan (“2017 Plan”), which permits the grant of stock options, restricted shares, and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. Under the 2017 Plan, the maximum number of Class A Ordinary Shares that may be issued pursuant to all awards is 22,859,634 shares, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of the 2017 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years.

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2017	20,483
Granted	(7,576)
Cancelled/forfeited	926
December 31, 2018	13,833
Additions	3,512
Granted	(10,849)
Cancelled/forfeited	1,903
December 31, 2019	8,399
Additions	3,594
Granted	(3,005)
Cancelled/forfeited	3,035
Expired	(496)
December 31, 2020	11,527

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options

1)	Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2017	34,648	0.0001	7.44	1,573,424
Granted*	6,263	5.1500
Exercised	(19,911)	0.0001
Cancelled/forfeited	(858)	1.9962
December 31, 2018	20,142	1.5164	7.95	353,559
Granted*	5,091	0.5000
Exercised	(7,798)	0.2548
Cancelled/forfeited	(1,194)	2.3996
December 31, 2019	16,241	1.7386	8.22	589,871
Granted*	2,829	0.5000
Exercised	(3,140)	0.2399
Cancelled/forfeited	(2,270)	2.1589
December 31, 2020	13,660	1.7569	7.87	189,072
Vested and expected to vest as of December 31, 2020	12,765	1.7723	7.86	175,919
Exercisable as of December 31, 2020	5,066	2.0893	7.02	64,574

*	No stock options were granted to non-employee directors for the years presented.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2018, 2019 and 2020 was RMB 27.8 (US$4.3), RMB35.6 (US$5.0) and RMB25.5 (US$3.7) per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2018, 2019 and 2020 was RMB788.9 million (US$118.3 million), RMB293.5 million (US$42.8 million) and RMB90.4 million (US$13.1 million), respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB110.8 million, RMB125.1 million and RMB143.5 million, respectively.

In August 2018, the Company modified the exercise price of 6,263,000 stock options granted under 2017 Plan to US$5.15. The incremental compensation expenses of RMB16.9 million (US$2.5 million) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2020, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s employees, directors and non-employee directors was RMB190.6 million. Total unrecognized compensation cost is expected to be recognized over a weighted‑average period of 2.5 years and may be adjusted for future changes in estimated forfeitures. Prior to completion of the IPO, the exercise price of each granted stock option was US$0.0001, the Company used intrinsic value (approximately the fair value of each of the Company’s ordinary share) on the grant date to estimate the fair value of the stock options granted. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2018	2019	2020
Expected volatility	52.1%~54.9%	41.81%~42.09%	45.25%~48.26%
Risk-free interest rate (per annum)	3.65%~3.74%	1.80%~1.81%	0.67%~0.88%
Exercise multiples	2.2~2.8	1.5~2.5	1.5
Expected dividend yield	—	—	—
Expected term (in years)	9.8~10.0	10.0	10.0
Fair value of the underlying shares on the date of grants (US$)	3.70~4.57	5.02~6.02	3.15~4.15

2)	Stock options granted to non‑employees

The following table sets forth the summary of activities for stock options granted to non‑employees:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2017	500	0.0001	9.58	22,706
Granted	—	—
Exercised	—	—
Cancelled/forfeited	—	—
December 31, 2018	500	0.0001	8.58	12,439
Granted	—	—
Exercised	(90)	0.0001
Cancelled/forfeited	—	—
December 31, 2019	410	0.0001	7.58	19,864
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2020	410	0.0001	6.58	8,962
Vested and expected to vest as of December 31, 2020	410	0.0001	6.58	8,962
Exercisable as of December 31, 2020	285	0.0001	6.58	6,229

For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized for stock options granted to non-employees were RMB2.3 million, RMB3.3 million and RMB3.2 million, respectively.

As of December 31, 2020, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s non‑employees was RMB1.4 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 0.6 years and may be adjusted for future changes in estimated forfeitures.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2017	—	—
Granted*	1,313	7.45
Vested	(8)	7.99
Cancelled/forfeited	(68)	7.02
December 31, 2018	1,237	7.47
Granted*	5,758	5.10
Vested	(292)	7.49
Cancelled/forfeited	(709)	5.78
December 31, 2019	5,994	5.39
Granted*	176	4.27
Vested	(1,527)	5.43
Cancelled forfeited	(989)	5.57
December 31, 2020	3,654	5.27

*No restricted share units were granted to non-employee directors for the years presented.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2018, 2019 and 2020 was RMB0.2 million (US$0.03 million), RMB11.6 million (US$1.7 million) and RMB69.9 million (US$10.1 million), respectively.

For the years ended December 31, 2018, 2019 and 2020, total share‑based compensation expenses recognized for restricted share units were RMB9.5 million, RMB48.9 million and RMB52.1 million, respectively.

As of December 31, 2020, the unrecognized compensation cost, related to unvested restricted share units was RMB86.6 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 2.2 years.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES

Debt obligations

The Group’s debt obligations are associated with 1) the funding debts and interest payable to Individual Investors on Juzi Licai and other funding partners; 2) the borrowings to support the Group’s general operations; 3) the convertible notes issued by the Company in September 2019; and 4) the commitment to purchase delinquent loans from certain Institutional Funding Partners.

The expected repayment amount of the debt obligations are as follows:

	1 – 12 months	13 – 24 months	25 – 36 months	37 – 48 months	49 – 60 months and beyond	Total
	(RMB in thousands)
Funding debts obligations
Liabilities to other funding partners	4,685,935	825,814	—	—	—	5,511,749
Interest payments (i)	270,186	14,529	—	—	—	284,715
Total funding debts obligations	4,956,121	840,343	—	—	—	5,796,464
Short–term borrowings	1,827,063	—	—	—	—	1,827,063
Interest payments (i)	39,255	—	—	—	—	39,255
Total short–term borrowings obligations	1,866,318	—	—	—	—	1,866,318
Convertible notes	—	—	—	—	1,957,470	1,957,470
Interest payments (i)	39,149	39,149	39,149	39,149	76,668	233,264
Total convertible notes obligations	39,149	39,149	39,149	39,149	2,034,138	2,190,734
Commitment to purchase delinquent loans (ii)	785,177	—	—	—	—	785,177
Total purchase obligations	785,177	—	—	—	—	785,177
(i)	Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2020.
(ii)

With respect to the arrangements with certain Institutional Funding Partners, the Group is required to purchase the off-balance sheet loans funded by those Institutional Funding Partners when the loans become delinquent for a certain period of time consecutively or cumulatively. Commitment to purchase delinquent loans represents the Group’s noncancelable obligations to purchase those delinquent loans which is yet to be sold by those Institutional Funding Partners as of December 31, 2020.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any liabilities in this regard as of December 31, 2019 and December 31, 2020.

22. SUBSEQUENT EVENTS

The Company performed an evaluation of subsequent events through April 28, 2021, which is the date the financial statements were issued, and did not identify any material events or transactions that would require adjustment to or disclosure in the financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S‑X Rule 5‑04 and Rule 12‑04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general‑purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2019 and 2020, except for those which have been separately disclosed in the consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	139,917	846	130
Amounts due from subsidiaries and other related parties	2,449,933	2,430,814	372,538
Prepaid expenses and other current assets	15,243	6,272	961
Total current assets	2,605,093	2,437,932	373,629
Non-current assets
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	6,021,088	4,945,849	757,985
Long-term investments	77,054	68,151	10,445
Other assets	1,020	—	—
Total non-current assets	6,099,162	5,014,000	768,430
Total assets	8,704,255	7,451,932	1,142,059
LIABILITIES
Current liabilities
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	18,468	18,264	2,799
Accrued interest payable	12,136	9,233	1,415
Accrued expenses and other current liabilities	28,061	13,470	2,065
Total current liabilities	58,665	40,967	6,279
Non-current liabilities
Convertible notes	2,046,051	1,920,227	294,288
Total non-current liabilities	2,046,051	1,920,227	294,288
Total liabilities	2,104,716	1,961,194	300,567
Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 263,614,582 shares issued, 258,690,272 shares outstanding as of December 31, 2019; 1,889,352,801 shares authorized, 268,935,832 shares issued, 267,356,928 shares outstanding as of December 31, 2020)	170	176	27
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 100,727,057 shares issued and outstanding as of December 31, 2019; 110,647,199 shares authorized, 96,727,057 shares issued and outstanding as of December 31, 2020)	61	58	9
Additional paid-in capital	2,519,886	2,724,006	417,472
Accumulated other comprehensive (loss)/income	(7,288)	3,308	507
Retained earnings	4,086,710	2,763,190	423,477
Total shareholders’ equity	6,599,539	5,490,738	841,492
Total liabilities and shareholders’ equity	8,704,255	7,451,932	1,142,059

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(15,686)	(18,514)	(15,707)	(2,407)
Total operating expenses	(15,686)	(18,514)	(15,707)	(2,407)
Interest (expense)/income, net	4,304	(14,085)	(47,783)	(7,323)
Equity in income of subsidiaries, VIEs and VIEs’subsidiaries	1,978,986	2,260,115	626,877	96,073
Other long-term investments related impairment	(12,739)	—	—	—
Investment income	18,753	57,391	27,624	4,234
Others, net	3,688	9,645	3,969	608
Income before income tax expense	1,977,306	2,294,552	594,980	91,185
Income tax expense	—	—	—	—
Net income	1,977,306	2,294,552	594,980	91,185
Other comprehensive income：
Foreign currency translation adjustments, net of nil tax	643	7,020	10,596	1,624
Total comprehensive income	1,977,949	2,301,572	605,576	92,809

LEXINFINTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash used in operating activities	(126,773)	(2,230,673)	(143,317)	(21,963)
Cash flows from investing activities:	—	—	—	—
Cash paid on long–term investments	(655,959)	(66,737)	(17,558)	(2,691)
Proceeds from disposal of long-term investments	—	9,000	27,557	4,223
Net cash (used in)/provided by investing activities	(655,959)	(57,737)	9,999	1,532
Cash flows from financing activities:	—	—	—	—
Proceeds from share issuance upon the underwriters’ exercise of over–allotment options, net of issuance costs	95,125	—	—	—
Proceeds from receivables from Pre–IPO Series C–1 preferred shareholders	170,790	348,264	—	—
Proceeds from issuance of convertible notes, net of debt discount	—	2,096,408	—	—
Payment of debt issuance costs	—	(24,048)	—	—
Payment of initial public offering expenses	(23,908)	—	—	—
Exercise of share–based awards	14	10,968	7,970	1,221
Net cash provided by financing activities	242,021	2,431,592	7,970	1,221
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(28,773)	(4,140)	(13,607)	(2,085)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(569,484)	139,042	(138,955)	(21,295)
Cash and cash equivalents and restricted cash at beginning of the year	570,359	875	139,917	21,443
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	—	(116)	(18)
Cash and cash equivalents and restricted cash at end of the year	875	139,917	846	130

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