Form 20-F
period 2021-12-31
LexinFintech Holdings Ltd.
filed 2022-04-29
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Sunny Rui Sun, Chief Financial Officer

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

As of December 31, 2021, there were 367,735,793 ordinary shares issued and outstanding, consisting of 273,270,100 Class A ordinary shares (excluding the 13,160,846 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan), par value US$0.0001 per share, and 94,465,693 Class B ordinary shares, par value US$0.0001 per share.

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
•
“delinquency ratio” refers to outstanding principal balance of loans that were past due (for certain calendar days, if specified) as a percentage of the total outstanding principal balance of the loans on our platform as of a specific date; for example, “30 days+ delinquency ratio” and “90 days+ delinquency ratio” refers to outstanding principal balance of loans that was over 30 and 90 calendar days past due as the total outstanding principal loans on our platform as of a specific date;
•
“Fenqile” or “our platform” refers to our online consumer finance platform;
•
“institutional funding partners” refer to third-party commercial banks, consumer finance companies and other licensed financial institutions as well as consolidated trusts and investors of our asset-backed securitized debts, and our microcredit company who fund the loans originated to our users on our platform.
•
“New City Youth” refer to the young working population in cities;
•
“Maiya” refers to our buy-now and pay-later service that allows shoppers to buy products and pay for them over time;
•
“originations” refer to the total principal amount of the loans we originate during the relevant period. The amount borrowed by users using flexible repayment options to finance the repayment of certain principal amount of an original loan is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations;
•
“RMB” or “Renminbi” refers to the legal currency of China;
•
“shares” or “ordinary shares” refers to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
•
“the variable interest entities” or “VIEs” refer to Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others, collectively;
•
“users” refer to users with an approved credit line on our online consumer finance platform and shoppers on our Maiya and e-commerce platforms;
•
“U.S. GAAP” refers to generally accepted accounting principles in the United States;
•
“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States;
•
“Vintage charge-off rate” refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off or assumed charged off during a specified period divided by the total initial principal of the loans originated in such vintage; and
•
“we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities and their subsidiaries in China.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of US$1.00=RMB6.3726, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all

FORWARD-LOOKING INFORMATION

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
•
the expected growth of the online and offline consumption market in China;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected financial data

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication service and certain other businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 100%, 99.4% and 97.5% of our total revenues in 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities and their subsidiaries in China, including Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders, which include exclusive option agreements, power of attorney, exclusive business cooperation agreements, loan agreements and equity pledge agreements. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a stock exchange in the United States. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the variable interest entities in China, including, among others, certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service), value-added telecommunications service license for online data processing and transaction processing, value-added telecommunications service license for the operations of internet content service, network microcredit license and financing guarantee business permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or denied such permissions by any PRC authority.

In addition, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Cash and Asset Flows through Our Organization

LexinFintech Holdings Ltd. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, LexinFintech Holding Ltd.'s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to LexinFintech Holdings Ltd. In addition, our PRC subsidiaries are permitted to pay dividends to LexinFintech Holdings Ltd. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. As of December 31, 2019, 2020 and 2021, the total amount of such restriction to which our PRC subsidiaries and variable interest entities and their subsidiaries are subject was RMB3,493 million, RMB3,772 million, and RMB4,190 million (US$657 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws, LexinFintech Holdings Ltd. may fund our PRC subsidiaries only through capital contributions or loans, and fund the variable interest entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2020 and 2021, the aggregate amount of capital contribution by LexinFintech Holdings Ltd. to our intermediate holding companies and PRC subsidiaries was RMB3,428 million and RMB3,354 million (US$526 million), respectively.

As of December 31, 2020 and 2021, the outstanding balance of amounts due from Group companies of the variable interest entities and their subsidiaries was RMB219.8 million and RMB58.1 million (US$9.1 million), respectively. As of December 31, 2020 and 2021, the outstanding balance of amounts due to Group companies of the variable interest entities and their subsidiaries was RMB4.9 billion, and RMB6.5 billion (US$1.0 billion), respectively. The consolidated VIEs may transfer cash to the relevant WFOE by paying service fees according to the business cooperation agreements. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements was RMB1,140 million, RMB2,422 million and RMB4,140 million, respectively.

In 2019, 2020, and 2021, no assets other than cash were transferred through our organization.

Taxation on Dividends or Distributions

LexinFintech Holdings Ltd. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to indefinitely reinvest all the undistributed earnings of our subsidiaries and the consolidated VIEs in China to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Under the current laws of the Cayman Islands, LexinFintech Holdings Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings in the VIE, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income;
(2)
Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective;
(3)
China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong level for any dividend distribution to LexinFintech Holdings;
(4)
If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5% and the amount to be distributed as dividend at Hong Kong level and net distribution to LexinFintech Holdings will be 67.5%.

The table above has been prepared under the assumption that all profits of the consolidated VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the inter-group entities is determined to be non substantive and disallowed by Chinese tax authorities), the consolidated VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated VIEs. This would result in such transfer being non-deductible expenses for the consolidated VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented. The financial information of the consolidated trusts and asset-backed securities (“ABS”) were included in the financial position for VIEs and the VIEs' subsidiaries, as the consolidated VIE companies are considered the primary beneficiary of these trusts and ABS plans.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,527	287,020	11,091,978	—	11,380,525
Inter-group revenues (1)	—	68,500	2,980,763	11,429	(3,060,692)	—
Total Operating revenue	—	70,027	3,267,783	11,103,407	(3,060,692)	11,380,525
Operating cost:
Third-party costs	—	1,945	(112,202)	(5,520,994)	—	(5,631,251)
Inter-group costs (1)	—	—	—	(1,636)	1,636	—
Total operating cost	—	1,945	(112,202)	(5,522,630)	1,636	(5,631,251)
Gross profit	—	71,972	3,155,581	5,580,777	(3,059,056)	5,749,274
Operating expense:
Third-party expenses	(19,109)	(40,298)	(930,293)	(1,689,151)	—	(2,678,851)
Inter-group expenses (1)	—	—	(11,429)	(3,047,627)	3,059,056	—
Total operating expenses	(19,109)	(40,298)	(941,722)	(4,736,778)	3,059,056	(2,678,851)
Income from subsidiaries and the VIEs (2)	2,395,789	2,333,912	332,405	—	(5,062,106)	—
Others	(35,606)	38,281	65,636	(369,200)	—	(300,889)
Income before income tax	2,341,074	2,403,867	2,611,900	474,799	(5,062,106)	2,769,534
Income tax expenses	(7,151)	(8,078)	(277,988)	(142,201)	—	(435,418)
Net income	2,333,923	2,395,789	2,333,912	332,598	(5,062,106)	2,334,116
Less: net income attributable to non-controlling interests	—	—	—	193	—	193
Net income attributable to ordinary shareholders	2,333,923	2,395,789	2,333,912	332,405	(5,062,106)	2,333,923

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,440	63,823	11,579,992	—	11,645,255
Inter-group revenues (1)	—	—	2,408,993	449	(2,409,442)	—
Total Operating revenue	—	1,440	2,472,816	11,580,441	(2,409,442)	11,645,255
Operating cost:
Third-party costs	—	(3,684)	(49,408)	(7,959,095)	—	(8,012,187)
Inter-group costs (1)	—	—	—	(21,817)	21,817	—
Total operating cost	—	(3,684)	(49,408)	(7,980,912)	21,817	(8,012,187)
Gross profit	—	(2,244)	2,423,408	3,599,529	(2,387,625)	3,633,068
Operating expense:
Third-party expenses	(15,707)	(14,714)	(808,555)	(1,360,975)	—	(2,199,951)
Inter-group expenses (1)	—	—	(449)	(2,387,176)	2,387,625	—
Total operating expenses	(15,707)	(14,714)	(809,004)	(3,748,151)	2,387,625	(2,199,951)
Income/(Loss) from subsidiaries and the VIEs (2)	626,877	584,348	(816,113)	—	(395,112)	—
Others	(16,190)	58,329	9,086	(798,733)	—	(747,508)
Income/(loss) before income tax	594,980	625,719	807,377	(947,355)	(395,112)	685,609
Income tax benefits/(expenses)	—	1,158	(223,029)	131,242	—	(90,629)
Net income/(loss)	594,980	626,877	584,348	(816,113)	(395,112)	594,980

	For the Year Ended December 31, 2019
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	—	—	10,603,507	—	10,603,507
Inter-group revenues (1)	—	—	1,344,196	5,210	(1,349,406)	—
Total Operating revenue	—	—	1,344,196	10,608,717	(1,349,406)	10,603,507
Operating cost:
Third-party costs	—	—	(34,160)	(5,575,251)	—	(5,609,411)
Inter-group costs (1)	—	—	—	(58,469)	58,469	—
Total operating cost	—	—	(34,160)	(5,633,720)	58,469	(5,609,411)
Gross profit	—	—	1,310,036	4,974,997	(1,290,937)	4,994,096
Operating expense:
Third-party expenses	(18,514)	(7,081)	(648,423)	(1,692,792)	—	(2,366,810)
Inter-group expenses (1)	—	—	(5,210)	(1,285,727)	1,290,937	—
Total operating expenses	(18,514)	(7,081)	(653,633)	(2,978,519)	1,290,937	(2,366,810)
Income from subsidiaries and the VIEs (2)	2,260,115	2,251,676	1,691,019	—	(6,202,810)	—
Others	52,951	15,520	(448)	11,202	—	79,225
Income before income tax	2,294,552	2,260,115	2,346,974	2,007,680	(6,202,810)	2,706,511
Income tax expenses	—	—	(95,298)	(316,661)	—	(411,959)
Net income	2,294,552	2,260,115	2,251,676	1,691,019	(6,202,810)	2,294,552

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,845	212,191	317,694	2,132,402	—	2,664,132
Restricted cash	—	20	31,429	1,423,233	—	1,454,682
Restricted time deposits	—	1,271,220	50,000	424,678	—	1,745,898
Financing receivables, net	—	—	—	4,014,102	—	4,014,102
Loan at fair value	—	—	—	252,970	—	252,970
Amounts due from Group companies (3)	354,241	1,090,779	5,401,561	58,050	(6,904,631)	—
Deposits to insurance companies and guarantee companies	—	—	—	1,378,489	—	1,378,489
Contract assets, service fees receivable and guarantee receivables	—	—	171,480	4,661,403	—	4,832,883
Property, equipment and software, net	—	4,768	60,793	129,769	—	195,330
Land use rights, net and right of use assets	—	—	62,350	1,096,579	—	1,158,929
Long‑term investments	—	20,178	—	448,886	—	469,064
Investments in subsidiaries, the VIEs and the VIEs’ subsidiaries (2)	9,563,708	7,209,384	1,726,848	—	(18,499,940)	—
Other assets	28,642	32,852	122,832	2,675,389	—	2,859,715
TOTAL ASSETS	9,948,436	9,841,392	7,944,987	18,695,950	(25,404,571)	21,026,194
LIABILITIES
Amounts due to Group companies (3)	17,887	260,100	174,268	6,452,376	(6,904,631)	—
Short‑term borrowings	—	—	63,810	1,735,931	—	1,799,741
Funding debts	—	—	—	3,798,233	—	3,798,233
Deferred guarantee income	—	—	—	419,843	—	419,843
Contingent guarantee liabilities	—	—	—	928,840	—	928,840
Convertible notes	1,882,689	—	—	—	—	1,882,689
Other liabilities	20,244	17,584	497,525	3,593,686		4,129,039
TOTAL LIABILITIES	1,920,820	277,684	735,603	16,928,909	(6,904,631)	12,958,385
Total equity attributable to owners of the company	8,027,616	9,563,708	7,209,384	1,726,848	(18,499,940)	8,027,616
Non-controlling interests	—	—	—	40,193	—	40,193
TOTAL SHAREHOLDERS’ EQUITY (2)	8,027,616	9,563,708	7,209,384	1,767,041	(18,499,940)	8,067,809
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,948,436	9,841,392	7,944,987	18,695,950	(25,404,571)	21,026,194

	As of December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	846	238,806	23,883	1,300,220	—	1,563,755
Restricted cash	—	1,113	320	1,274,718	—	1,276,151
Restricted time deposits	—	1,269,858	—	509,600	—	1,779,458
Financing receivables, net	—	—	—	5,123,309	—	5,123,309
Loan at fair value	—	—	—	381,393	—	381,393
Amounts due from Group companies (3)	371,814	1,051,861	3,898,737	219,807	(5,542,219)	—
Deposits to insurance companies and guarantee companies	—	—	—	1,066,281	—	1,066,281
Contract assets, service fees receivable and guarantee receivables	—	—	61,243	5,103,246	—	5,164,489
Property, equipment and software, net	—	4,201	62,681	58,812	—	125,694
Land use rights, net and right of use assets	—	—	16,319	1,056,444	—	1,072,763
Long‑term investments	68,151	17,861	—	435,790	—	521,802
Investments in subsidiaries, the VIEs and the VIEs’ subsidiaries (2)	7,004,849	4,688,694	1,327,568	—	(13,021,111)	—
Other assets	6,272	10,823	33,762	2,219,213	—	2,270,070
TOTAL ASSETS	7,451,932	7,283,217	5,424,513	18,748,833	(18,563,330)	20,345,165
LIABILITIES
Amounts due to Group companies (3)	18,264	276,916	316,625	4,930,414	(5,542,219)
Short‑term borrowings	—	—	75,430	1,751,633	—	1,827,063
Funding debts	—	—	—	5,511,749	—	5,511,749
Deferred guarantee income	—	—	—	694,582	—	694,582
Contingent guarantee liabilities	—	—	—	1,738,787	—	1,738,787
Convertible notes	1,920,227	—	—	—	—	1,920,227
Other liabilities	22,703	1,452	343,764	2,754,100	—	3,122,019
TOTAL LIABILITIES	1,961,194	278,368	735,819	17,381,265	(5,542,219)	14,814,427
Total equity attributable to owners of the company	5,490,738	7,004,849	4,688,694	1,327,568	(13,021,111)	5,490,738
Non-controlling interests	—	—	—	40,000	—	40,000
TOTAL SHAREHOLDERS’ EQUITY (2)	5,490,738	7,004,849	4,688,694	1,367,568	(13,021,111)	5,530,738
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,451,932	7,283,217	5,424,513	18,748,833	(18,563,330)	20,345,165

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by/(used in) operating activities	14,196	(45,084)	2,996,575	(298,268)	—	2,667,419
Net cash provided by/(used in) transactions with external parties	14,196	(114,057)	(1,071,974)	3,839,254	—	2,667,419
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (4)	—	68,973	4,068,549	(4,137,522)	—	—
Net cash provided by/(used in) investing activities	9,089	(3,931)	(2,509,341)	622,696	2,296,102	414,615
Net cash provided by/(used in) transactions with external parties	24,352	(3,831)	(78,134)	472,228	—	414,615
Net cash (used in)/ provided by funds to Group companies (5)	(15,263)	(100)	(2,431,207)	150,468	2,296,102	—
Net cash provided by/(used in) financing activities	7,124	15,489	(162,314)	656,269	(2,296,102)	(1,779,534)
Net cash provided by/(used in) transactions with external parties	7,124	—	(11,620)	(1,775,038)	—	(1,779,534)
Net cash provided by/(used in) funds from Group companies (6)	—	15,489	(150,694)	2,431,307	(2,296,102)	—

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(53,626)	38,370	1,554,848	(1,750,611)	—	(211,019)
Net cash (used in)/provided by transactions with external parties	(53,626)	38,370	(866,470)	670,707	—	(211,019)
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (4)	—	—	2,421,318	(2,421,318)	—	—
Net cash (used in)/provided by investing activities	(79,692)	(572,780)	(1,739,492)	(2,190,303)	2,445,838	(2,136,429)
Net cash provided by/(used in) transactions with external parties	27,754	276,473	(50,913)	(2,389,743)	—	(2,136,429)
Net cash (used in)/provided by funds to Group companies (5)	(107,446)	(849,253)	(1,688,579)	199,440	2,445,838	—
Net cash provided by/(used in) financing activities	7,970	107,446	(156,940)	3,720,373	(2,445,838)	1,233,011
Net cash provided by transactions with external parties	7,970	—	21,431	1,203,610	—	1,233,011
Net cash provided by/(used in) funds from Group companies (6)	—	107,446	(178,371)	2,516,763	(2,445,838)	—

	For the Year Ended December 31, 2019
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(6,596)	(33,198)	511,670	(1,250,380)	—	(778,504)
Net cash used in transactions with external parties	(6,596)	(33,198)	(620,104)	(118,606)	—	(778,504)
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (4)	—	—	1,131,774	(1,131,774)	—	—
Net cash (used in)/provided by investing activities	(2,281,814)	(1,571,894)	(479,497)	579,207	2,970,419	(783,579)
Net cash provided by/(used in) transactions with external parties	9,000	(1,510,094)	(45,880)	763,395	—	(783,579)
Net cash used in funds to Group companies (5)	(2,290,814)	(61,800)	(433,617)	(184,188)	2,970,419	—
Net cash provided by financing activities	2,431,592	2,290,622	300,182	1,006,844	(2,970,419)	3,058,821
Net cash provided by transactions with external parties	2,431,592	—	54,002	573,227	—	3,058,821
Net cash provided by funds from Group companies (6)	—	2,290,622	246,180	433,617	(2,970,419)	—

(1)
The inter-group revenues and inter-group costs recognized by the consolidated VIEs were related to the goods and services between the consolidated VIEs and WFOEs;

The inter-group revenues generated by other subsidiaries and primary beneficiaries of VIEs represent the technical service charges to the consolidated VIEs, which were recognized as inter-group expenses by the consolidated VIEs.
(2)
It represents the equity method accounting treatment with regards to consolidated entities included in other columns in the condensed consolidating schedules. These amounts are eliminated in consolidation.
(3)
The inter-group balances represent the funds provided among Parent, other subsidiaries, primary beneficiary of the VIEs, and the consolidated VIEs, as well as the operating receivables and payables resulting from the provision of goods and services among the group companies.
(4)
For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to WFOEs for technical service fees were RMB1,140 million, RMB2,422 million and RMB4,140 million, respectively. Cash received by the VIEs from WFOEs for the provision of goods and services were RMB8.3 million, RMB0.7 million and RMB2.5 million, respectively.
(5)
Net cash (used in)/provided by funds to Group companies represent the funds provided among Parent, other subsidiaries, primary beneficiary of the VIEs, and the consolidated VIEs, and the collections received for the funds previously provided.
(6)
Net cash provided by/(used in) funds from Group companies represent the funds received among Parent, other subsidiaries, primary beneficiary of the VIEs, and the consolidated VIEs.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•
We have a limited operating history in China’s online and offline consumption market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects;
•
The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with PRC laws and regulations may affect our business;
•
Changes in PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending could have a material adverse effect on our business;
•
If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected;
•
If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected;
•
If our current collaboration with trust companies is deemed to violate the relevant laws and regulations, our business, financial condition and results of operations would be materially and adversely affected;
•
We may be required to segregate our own assets from the assets of our institutional funding partners and borrowers;
•
Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business;
•
If we are unable to effectively maintain the quality of our loan portfolio, our business, financial condition and results of operations may be materially and adversely affected; and
•
We need adequate funding at a reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group;
•
We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control; and
•
Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

Risks Related to Doing Business in China

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;
•
Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs;
•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
•
Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
•
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.
•
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs; and
•
Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Related to the American Depositary Shares

•
The market price for our ADSs may be volatile;
•
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance our long-term shareholder value, and share repurchase could increase the volatility of the price of our ADSs and diminish our cash reserves; and
•
Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Risks Related to Our Business and Industry

We have a limited operating history in China’s online and offline consumption market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online and offline consumption market in general, including the online consumer finance market, remains at a relatively preliminary stage of development and may not develop at the anticipated growth rate. Online consumer finance is a new industry, and there are few established players with business models that we can follow or build upon. In particular, there are a limited number of comparable online consumer finance platforms with e-commerce business. Potential users and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining users, investors and institutional funding partners are critical to increasing the loan originations on our platform.

The emerging and evolving online and offline consumption market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

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

The online consumer financing industry in China is heavily regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Interim Measures for the Administration of Commercial Banks on Online Lending issued in July 2020, and amended in June 2021 or the Commercial Banks Online Lending Measures, the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, and the Announcement No. 3 issued by the PBOC on March 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

As we rely primarily on our funding partners for our loan products, our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners whose businesses are highly regulated. To comply with such guidance, we may need to adjust our business model and our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which may adversely affect our business and results of operations. For example, the Circular 141 provides a series of guidance on the “cash loan” business of financial institutions, including, among others, (i) requiring financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interests or fees; (ii) requiring network microcredit companies to suspend the funding of micro loans with no specific consumption scenario or designated use of loan proceeds, and (iii) prohibiting banking financial institutions from providing loans with no designated use of loan proceeds under the relevant PRC laws and regulations. For another example, the Commercial Banks Online Lending Measures provide a series of guidance on the online lending business of commercial banks, which stipulate that commercial banks shall manage and control the payment of loan and shall not outsource their core businesses (including the funding and settlement of loans and the credit approval) to third-party institutions, unless the commercial banks extend loans jointly with a third-party institution that has obtained governmental approval for operating lending business. In addition, the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Further Regulating the Internet Loan Business of Commercial Banks, or the Circular 24 stipulates that Commercial banks shall strengthen their role as the responsible party for risk control, independently manage internet loan risks, complete on their own the parts of the risk control process that have important influences on loan risk assessment and loan risk control, and refrain from outsourcing key parts of their pre-loan, mid-loan or post-loan management to external parties. To ensure compliance with the requirements of the Circular 141, the Commercial Banks Online Lending Measures, the Circular 24 and other applicable laws and regulations, we adjusted our practice to cease charging borrowers any interests or fees and currently conduct a part of the investor protection program through our own qualified financial guarantee companies and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to users and pay a certain percentage of such fees to us. We cannot assure you that such changes in our business model would not materially and adversely affect our business and prospects, or that our efforts would ensure full compliance to the Circular 141 and other applicable laws and regulations.

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

For another example, the Notice on Internet Consumer Loan for College Students sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including that the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirmations from second sources of repayment (such as parents, guardians, or other administrator of the college students) who acknowledge such internet consumer loan provided to such college student and agree that they will guarantee the repayment of the loan. We need to comply with the policies of our funding partners on identifying certain restricted borrowers, including college students. We rely on the external source of information and self-confirmation of our consumers to make the identification, the failure of which may negatively affect our compliance efforts and subject us to liabilities. In addition, we may be required to incur additional costs on identifying college students among our potential users, or to even further implement rectification measures to ensure the facilitation of loans to college students on our platform is terminated.

In addition, we cannot assure you that the business operations of our institutional funding partners currently are, or will continue to be, in compliance with the relevant PRC laws and regulations. In the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks, and as a result, our business, results of operations, financial condition and prospects would be materially and adversely affected. For example, the Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection, require that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and good faith, and protect the legitimate rights and interests of consumers of financial products and services when providing financial products or services to such consumers. The Measures for Financial Consumer Protection also specify various requirements on banks and payment institutions to protect consumers’ financial information, including the collection, disclosure, notification, use, management, storage and confidentiality of such information. In the event our funding partners violate the provisions in the measures, they could become subject to penalties, including warnings, fines, suspension of business and revocation of required licenses, and as a result, we may need to adjust our business operations and our business, results of operations, financial condition and prospects would be materially and adversely affected.

Further, on December 31, 2021, the PBOC issued the Regulations for Local Financial Supervision and Administration (Draft), which emphasizes that a local financial organization shall operate business within the area approved by the local financial regulatory authority, in adherence to the principle of serving the local area, and shall not conduct business across provincial administrative area in principle. On December 31, 2021, the PBOC, the MIIT, the Cyberspace Administration of China, the CBIRC, the CSRC, the SAFE and the China National Intellectual Property Administration jointly issued the Administrative Measures for Online Marketing of Financial Products (Draft), or the Online Marketing Draft, which prohibits any institution or individual from providing online marketing services for any illegal financial activities and provides for a code of conduct for marketing cooperation between financial institutions and third party internet platform operators, which includes, among other things, a pre-assessment of qualifications and responsibilities of each party, necessary security measures to ensure the confidentiality and integrity of data transmission, and measures to prevent other institutions from accessing, intercepting, and storing relevant data. As of the date of this annual report, these draft regulations have not been adopted, and there exist uncertainties as to the interpretation of such regulations and their applicability to our business.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented and will continue to implement various policies and procedures to conduct our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, due to the lack of detailed rules and the expectation that the relevant laws, regulations and rules may to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations and rules. The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further changes and interpretations. It is possible that new laws and regulations may be adopted, or that existing ones may be interpreted in other ways, which could require us to further modify our business or operations. The cost to comply with such laws or regulations would force us to incur increased operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

On August 20, 2020, the Supreme People’s Court implemented a revised judicial interpretation, or the Private Lending Judicial Interpretations (2020 version), to amend and replace the Private Lending Judicial Interpretations (2015 version), pursuant to which the cap for the private lending interest rate was lowered such that any total annual interest rate (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate (the “LPR”) as published on the 20th of each month will not be legally protected. For example, based on the LPR of 3.7% as published on January 21, 2022, such cap was 14.8%. The Private Lending Judicial Interpretations (2020 version) shall apply to the first-instance cases involving private lending disputes accepted by the people's courts after the implementation of such revised judicial interpretation. While the Private Lending Judicial Interpretations (2020 version) stipulates that it does not apply to licensed financial institutions, the Supreme People’s Court’s prior rulings were inconsistent as to whether microcredit companies would qualify as licensed financial institutions. In December 2020, the Supreme People’s Court issued the Official Reply to Issues on the Application of the Interpretations of the Supreme People’s Court of New Private Lending, which confirms that the interpretations shall not be applied to any disputes arising from the relevant financial business conducted by the microcredit companies, financing guarantee companies, regional equity market, pawn enterprises, financial leasing companies, commercial factoring companies and local assets management companies that are supervised by the local financial supervision governmental authorities. Meanwhile, pursuant to Commercial Banks Online Lending Measures, commercial banks shall clearly require in relevant written cooperation agreements that no cooperative institution, other than the insurance companies or institutions with guarantee qualifications, may charge borrowers any interest or fee in any form.

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

In addition, due to the fact that the laws and regulations are rapidly evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by licensed financial institutions or microcredit companies will be subject to the cap provided by any newly adopted laws or regulations. If our microcredit company is subject to any newly adopted cap in the future, we may need to lower the pricing of loans funded by our microcredit company or modify our business model. As of December 31, 2021, less than 0.2% of the outstanding loans that we facilitate are funded by our microcredit company.

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

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2021, we cumulatively originated RMB659 billion (US$103 billion) in loans. In 2019, 2020 and 2021, we originated RMB126 billion, RMB177 billion and RMB214 billion (US$33.6 billion) in loans, respectively, for approximately 9.9 million, 12.9 million and 14.2 million active users. We strategically focus on serving new generation consumers in China between the ages of 23 and 40, including Millennials, Generation Z and New City Youth, and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Around 80% of all active users on our platform were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected. In addition, through our Le Hua Card, we attract customers by connecting their preferred payment tools directly to their credit line with us, allowing them to draw down directly from their credit line when they make each individual purchase. If our connection with these payment tools is founded to be not fully compliant with relevant PRC laws and regulations on consumer finance protection, or if our other efforts in retaining existing users and attracting new users are challenged by other relevant existing or future laws and regulations or more strict enforcement, our ability to retain and attract users at efficient cost level may be materially and adversely affected.

In 2021, we carried out changes to our online user acquisition model and introduced a more refined classification of our user cohorts to provide differentiated credit lines, pricing and billing terms. We have also expanded our offline sales force to focus more on serving regional users and small and micro enterprise (SME) owners. If the efforts in optimizing the online user acquisition model or the expansion of our offline sales team were to be unsuccessful, or efforts in creating synergy between the two channels were to fail, or the impact was unable to justify the costs, our ability to acquire users and manage user acquisition cost may be materially and adversely affected.

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

Meanwhile, our investor protection practice may also be deemed as providing guarantee services without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by the China Banking and Insurance Regulatory Commission, or the CBIRC, and eight other PRC regulatory agencies and became effective on October 9, 2019 and was amended in June 2021. Pursuant to these Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including but not limited to the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties, including but not limited to suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities.

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

In an effort to ensure compliance with the requirements of those laws and regulations, we have proactively adjusted our practice and currently conduct a part of the investor protection program through our own financial guarantee companies which are qualified to provide financing guarantee for the users on our platform and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, the variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with a back-to-back guarantee or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed its guarantee or insurance obligation upon the defaults of our users. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to users and pay a certain percentage of such fees to us.

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

We have established trusts in collaboration with trust companies. As agreed with the trust company, we are designated as the service provider for such trusts. If a loan application is approved by us, the loans will be funded from the trusts to our users directly. Such trusts are funded from institutional funding partners and, in certain circumstance, from our own capital, as a result of which we may be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may become subject to supervision and restrictions on lending under applicable laws and regulations. For example, the Circular 141 set forth that banking financial institutions (including the trust companies) shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, and the Regulations on the Prevention and Disposition of Illegal Fund-raising Practices, promulgated by the State Council in January 2021, which took effect in May 2021, prohibit granting loans without authorization in accordance with the law or in violation of the provisions of the State on financial administration. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” There are uncertainties as to the interpretation of the relevant PRC laws and regulations and their applicability to our business. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. Funding loans without going through a network microcredit company or a trust may also render us to be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It is relatively new and subject to interpretations by the regulator. It requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the CAC, National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce of the People's Republic of China, or the MOFCOM, the People’s Bank of China, the State Administration for Market Regulation, or the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures in December 2021, which took effect in February 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators and the data processing activities carries out online platform operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security; and online platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties.

On August 17, 2021, the PRC State Council promulgated the Security Protection Regulations for Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation was newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

The PRC Personal Information Protection Law, or the PIPL, took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of minors under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as personal identity number and location, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition.

On November 14, 2021, the CAC published a discussion draft of the Regulations for the Administration of Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interest affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

In addition, internet information in the PRC is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interest, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. It is not clear under the Data Security Law what constitutes “important data” or “state critical data.” If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law. While we take measures to comply with the applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. The activities of third parties such as our customers and business partners are beyond our control. If our business partners violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our internal control measures and misuses the information, we may be subject to penalties. Although we have adopted measures to comply with the requirements of the regulators to the best we can, we cannot guarantee that we will not be subject to more similar rectification requests from the governmental authorities or that we will fully comply with all applicable rules and regulations at all times. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may prevent us from using or providing certain network products and services, resulting in fines and other penalties such as suspension of our related business, closure of our website and apps and suspension of new downloads of our apps, as well as subjecting us to negative publicity and legal proceedings or regulatory actions and discouraging current and potential users and customers from using our services, which could have a material adverse effect on our business and results of operations.

If we are unable to effectively maintain the quality of our loan portfolio, our business, financial condition and results of operations may be materially and adversely affected.

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2019, 2020 and 2021, we originated RMB126 billion, RMB177 billion and RMB214 billion (US$33.6 billion) in loans, respectively. As of December 31, 2019, 2020 and 2021, our outstanding principal balance of loans was approximately RMB60.6 billion, RMB76.5 billion and RMB85.9 billion (US$13.5 billion), respectively. Our financing receivables, net amounted to RMB4,411 million, RMB5,123 million and RMB4,014 million (US$630 million) as of December 31, 2019, 2020 and 2021, respectively. Our 90 day+ delinquency ratio was 1.56%, 1.95% and 1.92% as of December 31, 2019, 2020 and 2021. The quality of our loan portfolio may be negatively affected by a variety of factors, many of which are beyond our control. These factors include, among others, the impact of the COVID-19, the slowdown and structural reform of the PRC economy, adverse development in general economic conditions, an increase in unemployment rates among our target users, epidemics and natural disasters. See “—Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.” The quality of our loan portfolio may also deteriorate if we are not able to manage credit risks. In addition, we may experience an adverse change in user credit risk as we expand our user base and offer new product features and higher credit lines to users. For example, while we have set certain requirements for the use of flexible repayment options, such as requiring minimum monthly repayments and keeping the user’s credit line at the approved amount, the flexible repayment options may affect our loan delinquencies and charge-offs as the outstanding principal balance of the new loan borrowed by a user using the flexible repayment options will be considered as current, as long as the user meets the payment schedule of the new loan agreed to by the user and us. We may also experience an adverse change in user credit risk if our credit assessment and control process fail to effectively contain the credit exposures of higher-risk users in using our existing or new credit products.

Moreover, our risk management system and policies are subject to change from time to time. We use our proprietary Hawkeye engine to assess credit risks of our users. While we continually improve our risk management capabilities as we accumulate user data, the Hawkeye engine may inaccurately predict future credit losses under certain circumstances. For instance, after initial credit lines are granted, a user’s risk profile may change due to a variety of factors, such as deteriorating financial situations, and there is no assurance that such changes will be captured by the Hawkeye engine in a timely manner. The models and algorithms used by the Hawkeye engine may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment, and the data provided by users and external data sources may be incorrect or obsolete. If any of the foregoing were to occur in the future, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of credit applications. Our risk management capabilities also rely upon our anti-fraud detection, risk modeling, and refined operations of risk management, all of which involve certain risks in their effectiveness of managing the risk of our loan portfolio. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

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

We need adequate funding at a reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured.

The growth and success of our operations depend on the availability of adequate funding to meet user demand for loans on our platform. We derive our funding for our platform from a variety of sources and types of investors, including our institutional funding partners on our platform and investors of asset-backed securities. We have obtained the majority of our funding from institutional funding partners since 2018. Our ability to diversify funding sources is subject to the development of regulatory requirements. For example, the Circular 141 prohibits banking financial institutions from providing loans to persons without source of income or investing in asset-backed securities with underlying assets consisting of “cash loans” or “campus loans.” If college students are deemed as persons without source of income, the funding of loans to college students provided by financial institutions may need to be terminated. Although investors of asset-backed securities were not our major source of funding in historical periods, to the extent we intend to increase funds obtained through asset-back securities, the foregoing requirement would affect the amount of funding that we could obtain through this channel. In addition, the Notice on Internet Consumer Loan for College Students issued in February 2021 sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including that the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirmations from second sources of repayment (such as parents, guardians, or other administrator of the college students) who acknowledge such internet consumer loan provided to such college student and agree that they will guarantee the repayment of the loan. We have to comply with the policies of our funding partners on identifying certain restricted borrowers, including college students. Therefore, we may be required to incur additional costs on identifying college students among our potential users, which will increase our cost of attracting and retaining users. Moreover, to the extent there is insufficient funding from funding partners willing to accept the risk of default posed by potential users or the particular type of funding could be matched to only certain group of our users due to restrictions imposed by current or existing laws or regulations, our platform will be unable to fund certain loan originations. If adequate funds are not available to meet users’ demand for loans, loan originations on our platform may be significantly impacted. Also, to the extent that risk-adjusted return requirements of our funding sources change, funding sources may choose not to fund loans originated on our platform. In addition, our growth strategy involves offering our users competitively priced financial products and services. As the online and offline consumption market is intensely competitive, we may attempt to further reduce our funding cost by modifying the investment products offered to our investors and the terms and conditions of cooperation agreements with our funding partners. To the extent that our funding sources find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding. As some of our funding partners require us to provide deposits and compensate them in case of default while others do not require such deposits but offer us less favorable terms, we have to adjust our funding model from time to time to balance the amount of deposits paid to funding sources and the commercial viability of funding terms. If our platform is unable to provide potential users with loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to that of our competitors, it would harm our business, financial condition and results of operations.

Our expansion into offering our users higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving an increased number of new generation consumers, may expose us to new challenges and more risks.

We have a limited operating history and have been rapidly expanding our products and services and our user base since our inception. For example, we started to offer personal installment loans to our users in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow users who meet our criteria to reschedule or postpone their current monthly payment. In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, fashion accessories, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, and virtual goods. To serve our expanded user base and our users’ evolving credit needs, we continuously offer new credit products and offer our users higher credit lines as they obtain higher incomes with greater ability to repay. In 2021, we launched the Maiya buy-now and pay-later service to allow shoppers to buy products and pay them over time under different consumption scenarios. We may also further launch new initiatives from time to time to expand our products and services offerings. Expansion into new products and service categories involves new risks and challenges. Our lack of familiarity with these new product and service offerings and lack of relevant user data may make it more difficult for us to anticipate user demand and preferences and manage credit risk. We may misjudge user demand, resulting in inventory buildup and possible inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new products, receive more customer complaints and become subject to costly product liability claims, which would harm our brand and reputation as well as our financial performance. The expansion into new products and services could also subject us to legal, operational, and reputational risks that are beyond our control. We cannot assure you that we will be able to recoup our investments. In addition, as our user base shifts to consist of more new generation consumers, we may not able to accurately assess the credit risks of these new users due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to a lack of historical data. Serving a changing user base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks, our business and results of operations could be materially and adversely affected.

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

For our credit assessment, we obtain from prospective users and third parties’ certain information of the prospective users, which may not be complete, accurate or reliable. Our credit assessment of a user may not reflect that particular user’s actual creditworthiness due to outdated, incomplete or inaccurate user information. Additionally, once we have obtained a user’s information, the user may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) experience other adverse financial events, making the information we previously obtained inaccurate. We currently determine whether users have outstanding loans through consumer finance platforms using external databases at the time they obtain a loan from us. We also compare a user’s name against our database on a regular basis. Once we detect that a user has multiple outstanding loans with substantial aggregate balances and poses a high credit risk, we will place such user on a high-risk user list and closely monitor the user going forward. However, there is no assurance that we have complete and accurate information relating to all of our users’ outstanding loans. For example, a user may borrow money through our platform in order to pay off loans on other consumer finance platforms, and vice versa. If a user incurs additional debt before fully repaying any loan that user takes out on our platform, the additional debt may impair the ability of that user to make payments on his or her loan with us and our funding sources, ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the user’s creditworthiness generally and could result in the financial distress or insolvency of the user. To the extent that a user has other indebtedness and cannot repay all of his or her indebtedness, the user may choose to make payments to other platforms instead of us. Such inaccurate or incomplete user information could affect the accuracy of our credit assessment and the effectiveness of our risk management, which could in turn harm our reputation, and as a result, our business and results of operations could be materially and adversely affected.

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

We have experienced rapid growth since we commenced our online consumer finance business. Our total operating revenue were RMB10,604 million, RMB11,645 million and RMB11,381 million (US$1,786 million) in 2019, 2020 and 2021, respectively. We originated RMB177 billion and RMB214 billion (US$33.6 billion) in loans in 2020 and 2021, respectively. However, there can be no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow, or our operating revenue may decline for a number of possible reasons, including decreasing consumer spending, changes in regulations and government policies, increasing competition, slowing in the growth of China’s online consumer finance industry, difficulties in delivery and fulfillment of online purchases, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and at the same time, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have cooperated extensively with JD.com, from which we source a significant portion of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected. In addition, we have third-party sellers on our Maiya and e-commerce platforms. We do not have as much control over the quality, storage and delivery of products sold directly on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our Maiya and e-commerce platforms, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platforms, or for products sold on our platforms or content posted on our platforms that infringe on intellectual property rights, or for other misconduct, including carrying out fictitious transactions or deleting unfavorable comments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.”

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

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) in July 2017, which will remain valid until July 2022, and certain value-added telecommunications service license for online data processing and transaction processing in July 2019, which will remain valid until July 2024. Our membership platform, Le Card, operated by Mengtian Technology, one of the variable interest entities, has obtained certain value-added telecommunications service license for the operations of online data processing and transaction processing and internet content service in February 2022, which will remain valid until January 2024. It is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment—Licenses and Permits.” If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to uncertainties surrounding the 2021 Draft Measures for Credit Reporting Business, the interpretation and implementation of which may have an adverse impact on our business, financial condition and results of operations.

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and became effective in March 2013, and the Management Rules on Credit Agencies, issued by the PBOC, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Enterprises or individuals engaging in personal credit reporting business shall obtain a license from the PBOC. Enterprises or individuals shall not engage in personal credit reporting business without the approval by the PBOC. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including ban of business, confiscation of revenues related to personal credit reporting business, imposition of fines of RMB50,000 to RMB500,000 or criminal liabilities.

In September 2021, the PBOC released the Measures for Credit Reporting Business, which took effect on January 1, 2022. The Measures for Credit Reporting Business defines “credit information” as information that “serves the financial and economic activities and is used to determine the credit status of individuals and enterprises, which refers to basic information, loan information and other relevant information collected in accordance with the law and other information originated from analysis and evaluation of credit status of individuals and enterprises based on the foregoing information”. The Measures for Credit Reporting Business also requires, among other things, that the credit reporting agency shall report to the PBOC the information processors that collaborate with such credit reporting agency with respect to the collection, storing, processing and analyzing of the credit information. Separately, entities “actually providing credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, etc.” are also subject to the Measures for Credit Reporting Business. Any agency carrying out personal credit reporting business without the necessary permit should complete the rectification within 18 months after the implementation date of the Measures for Credit Reporting Business.

As the Measures for Credit Reporting Business is relatively recent, significant uncertainties exist with respect to the its interpretation and implementation. For example, the Measures for Credit Reporting Business. does not specify what constitutes “activities relating to credit reporting business.” It is also unclear what activities may be deemed as “actually providing credit reporting services.” Further, the Measures for Credit Reporting Business does not provide a clear guidance or execution rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Measures for Credit Reporting Business.

In April 2021, The PBOC, the CBIRC, the CSRC and the SAFE invited a number of internet platform operators for a meeting to discuss the operations and compliance of their internet finance business, including but not limited to conducting credit reporting business through authorized credit reporting agency. If we are found to be carrying out credit reporting business or credit reporting function services by the PRC authorities, we may be required to obtain a personal credit reporting business license or pursue other avenue to ensure compliance. We will closely monitor and assess the regulatory developments. In light of the significant uncertainties of the Measures for Credit Reporting Business, we may incur significant costs and expenses in an effort to address its requirements and to make necessary changes to our policies and practices, including obtaining an personal credit reporting business license or if we are deemed as an information processor, we may be required to collaborate with a licensed credit reporting agency and to be reported to the PBOC with respect to the collection, storing, processing and analyzing of credit information. Any failure or perceived failure by us to comply with the Measures for Credit Reporting Business and other related laws and regulations in the future could have an adverse effect on our business, financial condition and results of operations.

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

Moreover, under the E-Commerce Law, except for in certain circumstances, all e-commerce operators, including e-commerce platform operators and merchants on these platforms, shall register with local branches of the State Administration for Market Regulations, or the SAMR, provide identity information of merchants on their platform to local branches of SAMR and prompt any merchants failing to make such registrations to comply with the relevant registration requirements. We have required merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants and fail to attract potential merchants who may not be willing to cooperate with us in full compliance with the E-Commerce Law. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations to (i) ensure platforms’ security, including but not limited to protection of data privacy, (ii) ensure fair dealing and protect the legitimate rights and interests of consumers on the platform, (iii) publicize transaction information preservation and transaction rules, and (iv) protect intellectual properties. In addition, the Measures for the Supervision and Administration of Online Transactions which became effective on May 1, 2021 specify that online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law and the Measures for the Supervision and Administration of Online Transactions in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under relevant laws and regulations, we may be subject to fines and/or other sanctions, which may have a material adverse impact on our business and results of operations.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, COVID-19 has become widespread in China and many other countries. Many of the initial quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since March 2020. However, restrictions have been re-imposed from time to time thereafter in certain cities to combat sporadic outbreaks. Starting from the fourth quarter of 2020, a few waves of COVID-19 infections have emerged in various regions of China, including the emergence of the Omicron variants affecting areas such as Xi'an, Jilin Province, and Shanghai in late 2021 and early 2022, and varying levels of travel restrictions were reinstated. For example, travel restrictions and mandatory quarantine measures have been implemented in Shanghai since March 2022, affecting our operations in the city. If new cases of COVID-19 continue to emerge, we may need to close our offices in the affected cities and undertake other preventive measures. The extent to which our operations and financial performance will be affected depends on the future developments of the pandemic, which are highly uncertain. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

China is expected to experience lower consumption in the first half of 2022 due to the spread of infections and measures to contain the spread, and may experience further economic uncertainty from time to time. Our business may be impacted in a materially negative way. As our customers experience greater economic uncertainty, potential or actual unemployment, they may become less inclined to consume or borrow, which could then materially impact our business. They may also have less propensity or ability to repay loans, which may impact delinquencies, bad debt, charge-offs, and other credit statistics. This may result in an upward adjustment in our provision and adversely affected our financial condition and results of operations. In the negative economic environment caused by COVID-19, we may also need to continue to adjust our credit scoring model and lower our approval rates, in order to mitigate against any potential credit risks. This may in turn negatively impact our revenues and our growth. If there is an upward trend in the debt ratio and an increase in the delinquency rate among Chinese consumers, in particular the new generation consumers, more stringent regulations on the consumer finance industry may be promulgated to control the credit risk, which may also materially and adversely affect our business.

In addition, our business partners, customers and service providers may also experience disruptions in their operations due to quarantine restrictions, supply chain difficulties and slowdown in consumer demand, which may have a negative impact on our business. As our business entails facilitating consumption, both online and offline, any lockdown may affect consumer sentiment, which may impact negatively loan origination and revenue growth. Furthermore, some of the companies we have invested in have suffered from the temporary closure of offices and facilities and the general downturn of the economy resulted from the COVID-19 outbreak. Consequently, we may not receive investment returns as excepted, and may lose part or all of our investment in these companies.

The COVID-19 pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, possibility of new waves in China and other countries, the development and progress of distribution of vaccine and other medical treatment, the potential change in consumer behavior due to the prolonged impact of the pandemic, the actions taken by government authorities to contain the outbreak and stimulate the economy to improve business condition, all of which are beyond our control.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our users are willing to borrow, and the interest rates at which our funding partners are willing to lend. Specific benchmark rates may fluctuate as a result of changes in economic conditions and governmental policies. For example, the People’s Bank of China lowered its benchmark lending rates in February 2020, April 2020 and January 2022 as China’s economy continues to be threatened by the COVID-19 outbreak. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our users. For example, in a falling interest rate environment, potential users may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the expected rates of return on our investment products may be reduced, and our profitability may be adversely affected.

We incurred net losses in the past and may incur net losses in the future.

We incurred net losses in the past while we had a net income in 2018, 2019, 2020 and 2021 respectively. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving new generation consumers and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. In addition, we historically had relatively low charge-off rates. Our 90 day+ delinquency ratio was 1.56%, 1.95% and 1.92% as of December 31, 2019, 2020 and 2021. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

Moreover, the current regulatory regime for debt collection in China remains unclear. Although we aim to ensure compliance of our collection efforts with the relevant laws and regulations and we have established strict internal policies to prohibit aggressive practices, we cannot assure you that our collection team will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in China may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, the willingness of prospective customers to use our products or lead to fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

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

Online direct sales on our e-commerce channel account for a significant portion of our total operating revenue. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

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

We have adopted user-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods (2020 version), consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to E-Commerce” and “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.” These policies improve users’ shopping experience and promote user loyalty, which in turn help us acquire and retain users. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in a loss of existing users or failure to acquire new users at a desirable pace, and may materially and adversely affect our results of operations as a result.

If we fail to compete effectively, our results of operations and market share could be harmed.

The online and offline consumption market is highly competitive and evolving in China. Our competitors operate with different business models, have different cost structures or participate in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do, and may be able to devote greater resources to the development, promotion, and support of their platforms.

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

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced share options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2019, 2020 and 2021, we recorded an aggregate of RMB177.3 million, RMB198.8 million and 187.9 million (US$29.5 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We experience some seasonality in our business, reflecting a combination of seasonal demand for consumer loans and seasonality patterns associated with the online retail industry. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, e-commerce companies in China hold special promotional campaigns on November 11 each year, which improve our results for that quarter. The demand for our products and services is higher in March, April, September, October and November, which generally corresponds to the start of school and our promotional activities around November 11. While our growth has somewhat masked this seasonality, our quarterly operating results could be affected by such seasonality in the future.

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

In September 2019, we issued US$300 million principal amount of convertible senior notes. The convertible notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The notes will be convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the holder’s option from the date that is six months after the issuance date. The holder of the notes will have the right to require us to repurchase for cash all or any portion of the notes on the fourth anniversary of the issuance date. We may not have sufficient funds to pay the interest or fulfill other obligations under the notes.

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

Our platform collects, stores and processes certain personal and other sensitive data from our users and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, the regulatory framework for privacy protection in China and worldwide is still evolving and likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

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

For example, the PRC Cybersecurity Law, which took effect in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273¬2020) in March 2020, which took effect in October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and means for processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. In addition, the Data Security Law and the Personal Information Protection Law became effective on September 1, 2021 and on November 1, 2021 respectively, and a draft of the Interim Provisions on the Protection and Management of Personal Information of Mobile Internet Applications was published to solicit public comments on April 26, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.”

We expect that these areas will receive greater attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the personal information protection and data security laws and regulations, such as the PRC Cyber security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected. For more details of credit assessment activities, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to uncertainties surrounding the 2021 Draft Measures for Credit Reporting Business, the interpretation and implementation of which may have an adverse impact on our business, financial condition and results of operations.”

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

In addition, from time to time, we may be subject to other legal proceedings and claims arising from our ordinary course of business. In September 2020, we and certain of our officers and directors were named as defendants in two putative federal securities class actions, both of which were dismissed. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. However, any adverse outcome of such cases in the future could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

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

In addition to our website, we also offer consumer finance products on our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and became effective in August 2016. In addition, a draft of amendment to the APP Provisions, or the Amendment Draft, was published to solicit public comments on January 5, 2022, under which the provider of the mobile internet application shall have more and detailed obligations when owning or operating a mobile internet application, including but not limited to making and disclosing management rules and platform conventions, guaranteeing cyber data security and personal information protection and completing assessments of security in accordance with applicable laws and regulations. According to the APP Provisions and its Amendment Draft, the providers of mobile applications shall not engage in any activity that is prohibited by laws and regulations, such as endangering national security, disrupting social order or infringing on the legitimate rights and interests of others. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure you that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions and the Amendment Draft (if adopted in the current form) at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

The PBOC released the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions in April 2021, which became effective in August 2021. It provides that financial institutions, including internet microcredit companies, shall establish a self-assessment system for anti-money laundering and anti-terrorism financing risks at the headquarters level, regularly or from time to time assess the anti-money laundering and anti-terrorism financing risks, and report the self-assessment to the PBOC or its local branches within ten business days from the date of approval by the board of directors or senior management. Financial institutions shall, in accordance with the provisions and in combination with the relevant requirements of the internal control system and risk management mechanism, perform the obligations of customer due diligence, customer identity information and transaction records preservation, large amount transaction and suspicious transaction reporting.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis. For instance, in the preparation of the unaudited condensed consolidated financial information for the second quarter of 2019, we uncovered certain control deficiencies which led to accounting errors in our unaudited condensed consolidated financial information for the first quarter of 2019. The accounting errors were corrected and disclosed in our earnings release for the quarter ended June 30, 2019 on Form 6-K. We have undertaken remedial measures to improve our quarter-end closing procedures and addressed the relevant control deficiencies. Moreover, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any material weaknesses or deficiencies in the future may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

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

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020, 2021 and early 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19 the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business and financial condition.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business or otherwise stipulated by the state.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” As a result of these contractual arrangements, we exert control over the variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated VIEs which contribute to 97.5% of our revenues in 2021. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our PRC subsidiaries and the variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress, or the NPC, passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2021) jointly promulgated by the Ministry of Commerce and the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investments, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the financial results of the variable interest entities into our financial results, and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and part of our business operations.

We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the variable interest entities and their shareholders to operate our business in areas where foreign ownership is restricted. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transaction—Contractual Arrangements with the Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and their subsidiaries. For example, the variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the variable interest entities and their shareholders of their obligations under the contractual arrangements to exercise control over the variable interest entities and their subsidiaries. The shareholders of the variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the variable interest entities and their shareholders. Although we have the right to replace any shareholder of such entities under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the variable interest entities and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with the variable interest entities and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” If the variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the variable interest entities were to refuse to transfer their equity interests in such entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China —Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

Furthermore, the contractual arrangements provide that (i) as requested by our WFOEs from time to time, our variable interest entities will unconditionally sell all of their assets to the extent permitted by PRC law to our WFOEs, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) the variable interest entities or their respective shareholders will pay to our WFOEs, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to our WFOEs, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation. Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the variable interest entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over the variable interest entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct part of our business.

The shareholders of the variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the variable interest entities may have potential conflicts of interest with us. These shareholders may breach, or cause the variable interest entities to breach, the existing contractual arrangements, which would have a material adverse effect on our ability to effectively control the variable interest entities and their subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with the variable interest entities to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the variable interest entities may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the variable interest entities and the validity or enforceability of our contractual arrangements with the variable interest entities and their shareholders. For example, in the event that any of the individual shareholders who holds any equity interests in some of the variable interest entities divorces his or her spouse, the spouse may claim that the equity interest of the variable interest entities held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be held by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over those variable interest entities by us. Similarly, if any of the equity interests of some of the variable interest entities is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the variable interest entities or have to maintain such control by incurring unpredictable costs, which could cause disruption to our business and operations and harm our financial condition and results of operations.

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

Contractual arrangements in relation to the variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or the variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law and regulations require enterprises that conduct related party transactions to prepare transfer pricing documentations to demonstrate the basis of determining the price, the computation methodology and detailed explanations. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles after they conducted tax inspection. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of the variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our PRC subsidiaries. In addition, if a PRC subsidiary requests the shareholders of the variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if the variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the variable interest entities that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Shenzhen Fenqile holds our value-added telecommunication business license for our online consumer finance business. Under the contractual arrangements, the variable interest entities may not, and the shareholders of the variable interest entities and Shenzhen Fenqile may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event these shareholders breach these contractual arrangements and voluntarily liquidate the variable interest entities, or the variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially adversely affect our business, financial condition and results of operations. If the variable interest entities undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If we exercise the option to acquire equity interest of the variable interest entities, the equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in the variable interest entities from the variable interest entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the variable interest entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

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

The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 has had a significant adverse impact on China’s economic growth in recent years. The macroeconomic slowdown in China from COVID-19 may weigh on the growth in the online and offline consumption market in the near future. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first provisional list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years. Therefore, we expect to be identified as a "Commission-Identified Issuer" shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20 F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list our securities on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online and offline consumption platforms like us, which could materially and adversely affect our business and operations.

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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

However, there still exist uncertainties in relation to the interpretation and implementation of the Foreign Investment Law and its implementation regulations. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that foreign-invested enterprises established before the Foreign Investment Law came into effect may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries when such transition period ends. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual arrangements it currently has in place with the variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to certain information reporting requirements on foreign investors or the applicable foreign investment entities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment.” In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan to be provided by us to the variable interest entity must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and the consolidated variable interest entities, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the consolidated variable interest entities by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the consolidated variable interest entities.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for Internet Platforms, which stipulates that any concentration of undertakings involving variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our potential acquisitions of other entities that we may make in the future (whether by ourselves, our subsidiaries or through the variable interest entities) and that meets the criteria for declaration may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalties, including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises”, or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15% when they meet the conditions on preferential tax rate, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Beizhipiji is qualified as an HNTE for the three years ending December 31, 2017, 2018, and 2019. In March 2020, Mengtian Technology and Shenzhen Lexin Software Technology Co., Ltd. received confirmation from the relevant PRC government agencies that they qualify as HNTEs for the three years ending December 31, 2019, 2020, and 2021, and will need to re-apply for HNTE qualification in 2022. However, Mengtian Technology failed to satisfy the accreditation conditions concerning tax incentives of HNTEs in 2020 and 2021, and the status of Beizhipiji as an HNTE expired in 2019 without obtaining such new qualification. As a result, both Mengtian Technology and Beizhipiji were subject to the uniform income tax rate of 25% in 2020 and 2021.

The PRC Enterprise Income Tax Law and its implementing rules and other relevant regulations and rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and each of Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd., a subsidiary of the variable interest entity, was qualified as “Software Enterprises” in 2017. Therefore, Shenzhen Dingsheng Computer Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021. Shenzhen Lexin Software Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018. With respect to the year of 2019, pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%, Shenzhen Lexin Software Technology Co., Ltd. was accredited as a key software enterprise so that it was subject to a 10% income tax rate in 2019. Shenzhen Lexin Software Technology Co., Ltd. was subject to 12.5% income tax rate as a “Software Enterprise” in 2020 and 2021. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC.

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

The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

Since the Company’s ADSs became listed on Nasdaq on December 21, 2017, the trading price of our ADSs has ranged from US$1.90 to US$20.00. The trading prices of ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The trading performances of other Chinese companies’ securities, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic has caused a significant drop in prices on global stock markets, and appears to have similarly had an adverse impact on the market price of our ADSs.

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
•
changes in the economic performance or market valuations of other online and offline consumption platforms;
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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance our long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and diminish our cash reserves.

On March 16, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million worth of our ADSs over the next twelve months through March 16, 2023. Our share repurchases could affect our ADS trading prices, increase their volatility, reduce our cash reserves and may be suspended or terminated at any time, which may result in a decrease in the trading prices of our ADSs.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of March 31, 2022, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 78.0% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 31, 2022, we had 274,312,486 Class A ordinary shares outstanding, including 269,935,730 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. If we ask for voting instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date for the general meeting, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares that are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

Except in limited circumstances, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meetings if you do not timely and properly give voting instructions to the depositary as to how to vote the underlying Class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, unless:

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

The effect of this discretionary proxy is that, if you fail to timely and properly give voting instructions to the depositary as to how to vote the underlying Class A ordinary shares represented by your ADSs at any particular shareholders’ meeting, you cannot prevent the underlying Class A ordinary shares represented by your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

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

We issued US$300 million principal amount of convertible senior notes due 2026 in September 2019. The conversion of some or all of the notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ADSs.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from the memorandum and articles of association, the register of mortgages and charges and special resolutions of shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As of March 31, 2022, our directors and officers collectively owns an aggregate of 78.1% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not presently anticipate becoming a PFIC in the current taxable year or the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the nature and composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2021 or becoming a PFIC in one or more future taxable years.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds ADSs or our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

Item 4. Information on the Company

A. History and Development of the Company

We commenced our online consumer finance business and began to operate Fenqile in October 2013 through Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile. In October 2013, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, was incorporated as an investment holding company in the PRC and established its wholly owned subsidiary, Shenzhen Beizhipiji Technology Co., Ltd. or Beizhipiji in June 2014 to operate our online investment platform Juzi Licai. In November 2013, Staging Finance Holding Ltd., or Staging Finance, was incorporated under the laws of the Cayman Islands as our offshore holding company, which then established our wholly owned subsidiary, Installment (HK) Investment Limited, or Installment HK, in Hong Kong. Beijing Shijitong Technology Co., Ltd., or Beijing Shijitong was established in July 2014 as a wholly owned subsidiary of Installment HK in the PRC. In March 2017, we changed our name from “Staging Finance Holding Ltd.” to “LexinFintech Holdings Ltd.”

Through Beijing Shijitong and Shenzhen Lexin Software Technology Co., Ltd., we obtained control over Beijing Lejiaxin, Shenzhen Xinjie, Shenzhen Fenqile, Qianhai Dingsheng and Mengtian Technology, or collectively, the variable interest entities, based on a series of contractual arrangements. See “—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

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

In February 2020, we successfully bid for a plot of land in Shenzhen's Nanshan district. Total purchase price for the acquisition of the land plot was RMB1.032 billion. Pursuant to the terms of the bid, the Company was required to pay 50% of the total purchase price (minus the security deposit) immediately after the signing of the definitive agreements, and the remaining 50% of the purchase price within one year after the signing. The Company made the first installment payment of RMB516 million in February 2020, and the second installment payment of RMB516 million in February 2021. The land use rights are subject to certain agreed-upon performance requirements and transfer restrictions.

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

B. Business Overview
Overview

We are a leading online and offline consumption platform and a technology-driven service provider in China. Established in 2013, we leverage our profound understanding of consumers in China and the valuable experience of partnering with hundreds of financial institutions over the years, as well as our advanced technological capabilities, to connect fast-growing new generation consumers and small and micro enterprise (SME) owners with well-established national and regional funding partners.

We provide a range of services to consumers, including bridging credit facilities, location-based services (LBS) shopping experience with buy-now and pay-later (BNPL) options through our Maiya application, membership benefits, and a point redemption system through our Fenqile ecommerce platform. We also provide a range of services to merchants and branded retailors, including customer acquisitions and credit facilities assistance. Furthermore, we provide a range of services to financial institutions, including customer acquisitions, credit and risk assessment, operation upgrading and loan origination assistance by utilizing advanced technologies such as big data, cloud computing and artificial intelligence. The use of these technologies is embodied in our risk management and loan facilitation systems, which allow for the near-instantaneous matching of user’s funding requests with offers from cumulatively over 130 funding partners.

We strategically focus on serving the needs of new generation consumers in China between the ages of 23 and 40, including Millennials, Generation Z and New City Youth, who are the driving force of consumption and account for approximately 23% of the total population of China. These are the customers, we believe, with high income potential, more advanced educational background, higher consumption needs, a temporary mismatch between their needs and their income levels (which creates needs for consumption smoothing), a strong desire to build their credit profile, and an appreciation for an efficient user experience. In addition, we believe that new generation consumers in China will mature to become the primary group of consumers within the Chinese economy in the future. We are poised to become one of the most trusted brands in the new generation consumption space.

We are also expanding rapidly in serving the needs of SME owners, which are in line with policy direction. We are well-positioned to offer a comprehensive solution package built upon our sophisticated risk assessment models and systems, credit facilitation capabilities and know-hows on operation upgrading. The loan origination generated by serving SME owners reached RMB15.3 billion in 2021, or 7.1% of our total loan origination, and is expected to further grow in 2022.

Our Services

We provide a range of products and services to consumers, micro- and small-business owners, diversified financial institutions, and retail merchants based on our insights of consumer behaviors and unique platform capabilities, including credit-driven platform services, technology-driven platform services, and new consumption-driven, location-based services. Our total operating revenue was RMB10,604 million in 2019, RMB11,645 million in 2020, and RMB11,381 million (US$1,786 million) in 2021. Contribution from technology-driven platform services and new-consumption-driven LBS has been increasing and reached over 30% in 2021. We originated RMB177 billion and RMB214 billion (US$33.6 billion) in loans in 2020 and 2021, respectively.

Credit-Driven Platform Services

We apply AI-based matching technology on our Fenqile platform to match underserved consumers with credit demands with funding sources and provide post-loan services. These services include customer acquisition, initial credit screening, and loan collections to facilitate transactions for financial institutions. We also provide guarantee and insurance services to our borrowers based on our partnership with licensed third-party financial guarantee providers and/or commercial insurance companies.

Technology-Driven Platform Services

We offer a comprehensive set of technology-driven platform services to our financial institution customers and partners that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs – thereby improving their operations, competitiveness, and profitability. Our technology-driven platform services include services under the profit-sharing model, fintech upgrade model, and customer acquisition service model. We charge primarily a service fee for our offerings.

Profit-sharing model

Our profit-sharing model focuses on empowering the direct lending capability of financial institutions with our customer acquisition and risk control capabilities. As of December 31, 2021, we had provided such services to 27 financial institutions with total loan originations of more than RMB90 billion.

Fintech upgrade model

The fintech upgrade model was launched in 2021. Under this model, we offer solutions consolidating services on channels, products, risk controls and business operations to help financial institutions build up the competitiveness of their in-house capability and proprietary products, achieving growth with low costs and risk exposure.

Customer acquisition service model

In addition to providing user acquisition and matching, initial credit screening, and post-loan services to our financial institution partners, we also refer users on our platform for whom we are temporarily not in a position to provide services to other third-party online lending platforms. Such service is generally intended to provide more options for our users and serves to complement our other services.

New Consumption-Driven, Location-Based Services

Our e-commerce and Maiya platforms provide services to merchants, leveraging on our capabilities in technology, payment and risk control. Location-based services are also provided to local merchants, equipping them with a business platform to strengthen their consumer-based operations and offering consumers access to cost-effective products and services, as well as a superior shopping experience.

Such services primarily target merchants, shopping malls, and brands. We provide software and services for them to conduct sales and marketing, with the goal to drive transaction volume, for which we charge a service fee. As of December 31, 2021, we had served more than 7.5 million users and 5,000 merchants cumulatively with such services.

Our Users

Our target user base is focused on new generation consumers in China between the ages of 23 and 40 and SME owners. As of December 31, 2021, more than 60% and more than 5% of the 36.9 million users of our credit products were urban working population and SME owners, respectively. We provide customized services and products to our borrowers based on their credit needs and risk profiles through diversified financing channels. Our Fenqile is a highly recognized brand with strong user stickiness. Around 80% of all active users on our platform were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. We believe that the high rate of repeat users on our platform is primarily due to our ability to address the credit needs of our borrowers with easy and efficient lending process, as well as the flexibility of repayment solutions on our platform.

Our Products

On Fenqile, we offer credit lines to qualifying customers that can then be applied to a variety of use, which we generally categorize as either personal installment loans or installment purchase loans. Our credit products provide our customers with competitive interest rates and flexible repayment solutions. All of our loan products are unsecured and feature fixed monthly payments with various terms. In 2020 and 2021, we originated RMB177 billion and RMB214 billion (US$33.6 billion) in loans, representing a year-on-year increase of 21%. As of December 31, 2019, 2020 and 2021, the average user loan balance was RMB7,829, RMB8,125 and RMB8,753 (US$1,374), respectively.

We also offer a scenario-based lending through Le Hua Card, which can be connected directly to our customers’ preferred payment solution provider, such as Alipay, WeChat Pay, and UnionPay. Customers can apply the use of the Le Hua Card under any offline and online consumption scenario where their preferred payment solution is accepted, allowing them to use their credit line for instant purchase or cash-advance.

We have also stepped up our services to SME owners since 2020. For example, the Weledai loan product helps high-quality SMEs with good credit profiles to meet their working capital needs for daily operations. As of the date of this annual report, we have served the credit needs for nearly a million SME owners.

When a user first applies for a credit line, the amount of credit line we offer ranges from RMB5,000 to RMB50,000 and the aggregate loan amount of personal installment loans and installment purchase loans borrowed by a single user may not exceed the credit line available to the customer. The credit line available to a customer, once approved, does not have a term limit. Based on our continuous risk monitoring and assessment, we may unilaterally adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line. We may grant up to RMB200,000 credit line to existing users who have established a strong credit history with us.

Users approved for our credit line are automatically eligible for installment loans with terms generally ranging from 1 to 36 months. Users can have multiple installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available for installment loans. Users may use installment loans to obtain cash or to finance purchases from third-party merchants on our marketplace through our e-commerce channel.

User Acquisition and Retention

To date, we have successfully accumulated a large user base and achieved deep market penetration among new generation consumers in China by providing a consumption platform that integrates high quality financial services, online and offline consumption scenarios, membership benefits, and an efficient customer experience.

We acquire customers primarily through four methods: (i) online advertising and related channels, including online platforms and Apps such as Douyin and Wechat, as well as paid placements and advertisements; (ii) natural traffic, which consists of internet traffic generated from our brand recognition, as well as referrals from our existing customers; (iii) our offline sales force, and (iv) our Maiya and e-commerce platforms.

In 2021, we further optimized our online customer acquisition model, which is our primary source of customer acquisition. We conducted a more refined classification of our customer cohorts to provide differentiated credit lines, pricing and billing terms, with the aim to drive customer acquisition while maintaining an cost-efficient structure.

We have also expanded our offline sales force to focus more on serving regional users and SME owners. As of December 31, 2021, we had expanded our offline sales team to more than 2,000, which contributed to over 20% of loan originations from new customers in 2021.

We have also been further deepening our understanding of consumption scenarios for our Maiya and e-commerce platforms, in order to better serve the needs of our users based on their consumption and lifestyle needs and preferences.

Our Institutional Customers and Funding Partners

We benefit from our position of having diversified funding sources. We primarily finance the loans to users through funding provided by commercial banks, consumer finance companies, microcredit companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securities. We refer to these funding sources collectively as our institutional funding partners. In 2021, institutional funding accounted for 100% of all our newly funded loans.

We added 14 new funding partners in 2021 and had cumulatively served over 130 funding partners as of December 31, 2021. The outstanding balance of funds provided by institutional funding partners increased from RMB52.1 billion as of December 31, 2019 to RMB77.4 billion as of December 31, 2020, and further to RMB88.6 billion (US$13.9 billion) as of December 31, 2021.

We have been strengthening our funding diversity, notably following the restrictions on cross-provincial business imposed on regional banks. With our regional funding partners, we have been stepping up the customer acquisition and operation capability to enhance the asset-matching locally. At the same time, we have also been broadening our cooperation with nationwide financial institutions.

Our value propositions for our financial institution partners include risk management technology support, efficient borrower acquisition through online and offline channels, and satisfying risk-adjusted returns throughout the economic cycle. Our technology infrastructure is integrated with risk management systems of our partners, providing them with seamless and real-time risk management experience.

Our proprietary Wormhole system connects our users and funding partners’ systems in real time that minimizes manual review and approval by the funding partners and allocates funding needs to various funding sources with different risk-and-return parameters. We use our platform to refer qualified users to institutional partners based on applicable risk and return requirements. We are capable of allocating and sending qualified user loans and proposed credit limits to funding partners for final approval, with both typically completed in an automated process using sophisticated algorithms.

Armed with the long-standing cooperation with our institutional funding partners, an in-depth understanding of their needs and trust built over the years, we started to offer fintech upgrade services in the second half of 2021, with the aim to be a trusted co-builder of their online retail and credit businesses. We help financial institutions build up their in-house capability and strengthen the competitiveness of their self-operated products, facilitating their journey of digitalization. We provide digitalized solutions throughout the credit process, including channel co-building, product co-building, risk controls, and user operations. We are committed to helping our institutional funding partners boost their business by improving brand recognition, acquiring high-quality user assets, and controlling risks more effectively.

Our Unique Risk Management Capabilities

We take an advanced and customized risk management approach by operating a diversified product ecosystem in which we serve the credit needs in various scenarios, implement diversified asset allocation and ensure effective risk management. As one of the first fintech companies providing consumer financial services, we also have industry-leading experience and boast a wealth of consumer insights in China.

Our risk management capabilities are embodied in the following features.

Intelligent Risk Assessment Engine Hawkeye

The proprietary Hawkeye system is the cornerstone of our risk management process. It encompasses a wide range of features including complex network, automatic feature generation, user behavior sequence analysis, and unsupervised user clustering, providing decisioning support for all loan lifecycle stages from credit approval, to credit line assignment, transactions, products, fund allocation, anti-fraud and collection.

We have made substantial investments in our Hawkeye risk analytics infrastructure and in the development of the latest generation of our risk management strategies. Our Hawkeye is a highly automated and dynamic credit assessment engine. We have developed more than 60,300 decisioning rules utilizing 22,000 potential data variables and accumulated a massive amount of proprietary data from over 36.9 million users and 249.9 million credit applications since inception. Our team of data scientists uses Hawkeye to build and test scores and strategies across the entire loan transaction process described above under “—Our Loan Application and Approval Process.” Our Hawkeye engine supports a variety of analytical techniques and model outputs from traditional regression models to artificial intelligence. Our Hawkeye engine also utilizes a Restricted Boltzmann Machine algorithm to run an artificial neural network to detect any anomaly indicative of fraudulent behaviors on our platform. Our deep learning algorithms, through supervised learning processes and leveraging our massive data, enable us to identify any red flags for fraud.

We also apply artificial intelligence in assessing credit risks, detecting potential frauds, optimizing marketing resource allocation by segmentation and contact strategy. We have launched an AI-enabled intelligent robot program to assist quality assurance, further improving operational efficiency and ensuring compliance.

Anti-Fraud Detection

We have established unique and powerful analytics tools to identify high-risk behaviors such as identity counterfeit, intermediary fraud, and other fraudulent schemes. We have put in place a comprehensive and detailed monitoring framework for thousands of our online and offline business segment levels, and layered response mechanism to anomaly alerts to identify emerging fraud patterns for all scenarios, We have also applied real-time behavior pattern analysis to identify potential telecom scams and deployed targeted AI technology to prevent third-party telecom frauds.

Risk Modeling

We have built a high-accuracy customer profiling and risk modeling system covering credit approval, credit limit, pricing, portfolio management, and collection based on thousands of variables on credit history and behaviors derived from our extensive data resources. We continue to explore the emerging features of user behaviors from the massive databases and consistently finetune our machine learning algorithms to improve the performance of risk models and enhance risk assessment capabilities.

Based on a lifecycle loss forecasting framework to predict loan losses as early as on the origination day, we have built a layered monitor and alert system on our credit asset performance that incorporates daily, weekly and monthly tracking on risk KPIs and an automatic impact attribution algorithm, with the ultimate goal to achieve effective risk management from monitoring, identification, assessment, mitigation and implementation.

Technology and Security

As a technology-driven company, our success depends on our technological capabilities. Our research and development expenses in 2021 amounted to RMB549 million (US$86.2 million), representing a year-on-year increase of 15.8%. Our strong commitments to R&D have enable us to maintain our leading technology capabilities, which are critical to providing a seamless user experience, improvement in operational efficiency, information security of our platform, and our innovative initiatives.

Data Security and Monitoring Capabilities

We have been continuously and systematically building our data security and privacy protection capabilities in line with the Data Security Law and the Personal Information Protection Law. We have completed the formulation of management rules for user data maps and data classification, combined data assets from front-end services, back-end systems to data analytics into a centralized data asset management platform. We have ensured the standardization of data transition through data lineage consolidation and unified data fabrication. We also endeavor to ensure that the whole cycle from data collection to data storage and usage is in accordance with the relevant regulatory and compliance requirements: our proprietary data security systems, including the Lejian system, are capable of automatic detection of non-compliant activities violating requirements of sensitive personal data collection and privilege elevation, ensure standardized data encryption, desensitization and storage security, and create a safe outgoing channel with systematic control measures.

In 2021, we continued to make efforts in data security and privacy protection with increased investment in technology. We have been actively making in-depth cooperation in the security industry by forming a strategic cooperation with Qi'anxin, a leading information security company, to jointly promote the industry practice of data security in consumer finance, and by carrying out in-depth cooperation with large internet platform operators in privacy computing and joint modeling.

Our continued efforts to improve our capacity in data security and privacy protection in line with the Data Security Law and the Personal Information Protection Law have been widely recognized. For example, we received the ISO/IEC 27701:2019 certification from BSI, the internationally recognized certification body, in December 2021. Our Fenqile app was awarded the security certification from China Network Security Review Technology and Certification Center (CCRC) in February 2022. In March 2022, our Lejian Platform received the Innovation Award of 2021 in the "Super CSO Award in 2021" and the security certification from China Cybersecurity Review Technology and Certification Center (CCRC) in February 2022, indicating that our information security management system and privacy information management system are comparable with the best international standards.

Cloud-based Service and Computing Capabilities

We use key technologies based on cloud-native standards to efficiently deliver a full suite of highly reliable, easily scalable, observable and easy-to-operate/maintain financial business systems for our financial customers, empowering them with our financial capabilities accumulated over the years of operations. The system architecture has undergone a complete overhaul into a fully modularized and plug-in-able design, made possible to orthogonally address extremely complicated business logic. The application and dependencies are integrated into images through the container and immutable infrastructure technology, followed by application resource isolation and second-level deployment with the application of lightweight container technology, which is portable and deployable. Finally, through Kubernetes, which is the best practice of container orchestration, our R&D personnel will only need to focus on the state of the business operation, with the underlying system making dynamic adjustment to system resources based on the loading of the system. Compared to industry peers which generally cooperate with large cloud-service providers, our private cloud technology has helped our financial partners to rapidly deploy on-demand integrated technology systems through fin-tech upgrade.

Big Data Capabilities

We consider data as our core assets. Through data weaving architecture technology, our system covers more than 170 million users, more than 10 billion orders, and more than 200,000 different data lineage points, providing multi-dimensional hierarchical management for storage and processing, dynamically ensuring that more than 99% of data is clean and available.

We have established a real-time, intelligent attribution decision-making system to support intelligent decision-making and enhanced analytics, which is capable of automatically collecting a large number of strategic operational events for real-time computing and algorithmic analysis. The decision tree is visualized for automatic attribution, enabling rapid product processing and responsive decision adjustments within one hour.

We have established online profile management for our users, which systematically supports millions of tags management, including 1,000 high-value tags with over 10 billion features, empowering our capabilities in business growth, matching, anti-fraud, risk assessment, and retail recommendation. Our real-time computing is extensively applied in intelligent decision-making and business monitoring. We have developed an autonomous management system based on DataOps and over 200,000 data calls and computational lineages, shortening the time required for self-service data insight and invocation within one minute.

Use of AI in Risk Controls and Operations

As a leading fin-tech company, we attach great importance to the application of AI technology in risk controls. We have been actively pursuing in privacy computing with a target to better protect the privacy of our user data and apply third-party data in a more comprehensive way. We cooperate with mainstream data vendors in joint-modeling based on federal learning, which is applied to credit and marketing scenarios and could enhance the efficiency of high-risk interception and accurate marketing. We have developed our own federal learning platform, explored edge computing, and achieved risk assessment without leaving the terminal. Privacy computing will gradually become the infrastructure of our AI capabilities.

In connection with credit matching, we have optimized the matching algorithm by adding a structured budget planning module for optimal decision results. In the real-time matching process, the lending risk is steadily and effectively controlled by a sensitive and perceptive control module. The multi-objective, optimized algorithms and multi-level reinforcement learning will facilitate dynamic adjustment to the matching strategy in response to real-time changes for optimal decision making.

We are making efforts in various aspects for accurate customer acquisition, including in-depth cooperation with media, leveraging media resources and acquiring users with the assistance of media platforms, and making full use of ecological resources for mining of crowd attributes based on federal learning and joint modeling. We have established marketing models such as conversion rate model and user value model to integrate dimensions of responses and risks, screen high-quality users, and improve the cost effectiveness and quality of our user acquisition.

Competition

The online and offline consumption market is highly competitive and evolving in China. As a leading online and offline consumption platform and a technology-driven service provider in China, we face competition from other platforms, major internet players, traditional financial institutions as well as other installment loan service providers.

Some players from the internet industry have built up a large user base because of their strength in online consumption scenarios and financial resources. With the implementation of anti-monopoly policies, we expect the market landscape to change in favor of other players, with more opportunities to develop their strength and gain market share. We are strategically focused on the new generation consumers. Our consumption scenarios, risk control efficiency and user experience are major differentiations and niches that we enjoy over banks and other platform operators. We believe that financial services are built upon trust and we are committed to working with our partners and customers. Multi-dimensional competition is inherent in any new business. We expect to compete directly with dominant players from the internet industry. We may also compete with operators from payment services. Local merchant- and consumer-based services are a new business area, and we may face new competition and challenges.

We believe that our ability to compete effectively for users, investors and funding partners depends on many factors, including the variety of products, user experience, effectiveness of risk management, the risk-adjusted return, our partnership with third parties, our marketing efforts and the strength of our brand. Furthermore, as our business continues to grow, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional talent.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 165 patents in China and have applied for 385 additional patents with the PRC State Intellectual Property Office and we also have three international patent applications through the procedures under the Patent Cooperation Treaty. We have registered 202 software copyrights and 3 copyrights for artworks with the PRC National Copyright Administration. We have 160 registered domain names, including lexin.com, lexinfintech.com, and Fenqile.com. As of the date of this annual report, we had 446 registered trademarks, including our “LEXIN乐信,” “Fenqile, and “” trademarks.

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
•
the CBRC (which was integrated by China Banking Regulatory Commission, or the CBIRC, and other governmental departments in April 2018), regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

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

In March 2019, the NPC passed the PRC Foreign Investment Law, which became effective in January 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective in January 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

•
Negative List. Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List, was promulgated by the Ministry of Commerce and the NDRC in December 2021 and became effective on in January 2022. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The negative list, in a unified manner, lists the restrictive measures for the entry of foreign investment. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the Negative List (2021 Revision). We provide the value-added telecommunication services that are restricted to foreign investment through the consolidated variable interest entities.
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

For more details of the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Foreign Investment in Value-Added Telecommunication Services

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008, February 2016, and April 2022 respectively, the ultimate capital contribution percentage held by foreign investors in a foreign-invested value- added telecommunications enterprise shall not exceed 50% unless otherwise provided by the state. The Circular of the Ministry of Industry and Information Technology on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (for-profit e-commerce business) promulgated by the MIIT, in June 2015, or Circular 196, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license. The Negative List (2021 Revision) stipulates that the ultimate foreign equity ownership in a value-added telecommunications service provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors.

On June 8, 2020, MIIT issued the Notice of Strengthening the Administration of Call Center Service, which provides that any entities engaging in call center service shall obtain corresponding business permits as required by the relevant laws and regulations, and shall conduct the business subject to the Catalog of Telecommunications Business.

In light of the above restrictions and requirements, we provide the value-added telecommunication services through the consolidated variable interest entities, and such variable interest entities own the relevant domain names and registered trademarks and have the necessary personnel to operate the website.

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

Administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, issued in June 2016 and effective in August 2016. The MIAIS Regulations were enacted to regulate mobile application information services, or the App, the App providers (including App owners or operators) and online App stores. App service providers are required to obtain relevant qualifications pursuant to PRC laws and regulations. On January 5, 2022, the Amendment Draft was published to solicit public comments, under which the provider of the mobile internet application shall be obligated to make and disclose management rules and platform conventions, guarantee cyber data security and personal information protection and complete assessments of security in accordance with applicable laws and regulations with respect to the mobile internet application.

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained (i) certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service) from MIIT in July 2017, which will remain valid until July 2022; and (ii) certain value-added telecommunications service license for online data processing and transaction processing from the Guangdong Administration of Telecommunications in July 2019, which will remain valid until July 2024. Our membership platform, Le Card, operated by Mengtian Technology, one of the variable interest entities, has obtained certain value-added telecommunications service license for the operations of online data processing and transaction processing and internet content service from the Guangdong Administration of Telecommunications in February 2022, which will remain valid until January 2024. Furthermore, it is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

According to the Administrative Provisions on Online Audio-visual Information Services promulgated jointly by the CAC, the MCT and the NRTA on November 18, 2019, which became effective on January 1, 2020, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information.

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

Regulations Relating to Campus Online Lending

In April 2017, the CBIRC issued the Guidelines on Prevention and Control of the Risks in Banking Industry, to emphasize the relevant requirements on the campus online lending business provided in the Rectification of Campus Online Lending Notice, which include the prohibitions of: (i) marketing to individuals unable to repay loans; (ii) providing online lending service to college students under the age of eighteen; (iii) conducting false and fraudulent advertising and promotion; or (iv) providing usurious loans in disguised forms.

In May 2017, the CBIRC, MOE and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the CBIRC Circular 26, which provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all campus online lending business conducted by the online lending information intermediaries shall be suspended and the outstanding balance of campus online lending loans shall be gradually reduced until reaching a zero balance.

In February 2021, the CBIRC, the PBOC, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students, or the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirm from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which came into force in January 2011 and was revised in March 2022, or the Illegal Fund-Raising Judicial Interpretations. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all of the following four criteria: (i) the fund-raising without the legal permit of the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as the Internet, social media, promotion meetings, leafleting and messaging service advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) in an amount exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000. Also, an offender will be subject to criminal liabilities if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form in an amount exceeding RMB500,000 or with the direct economic loss caused to fund-raising targets exceeding RMB250,000 and concurrently falls under the following circumstances (i) where it/he has been criminally prosecuted for illegal fund-raising, (ii) where it/he has been had been subject to administrative punishment for illegal fund-raising within two (2) years, or (iii) where there is adverse social impact or other serious consequences.

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

The Regulations on the Prevention and Disposition of Illegal Fund-raising Practices promulgated by the State Council in January 2021, which took effect in May 2021, prohibits illegal fund-raising practices in any form.

The funding of loans by us going through the trusts may render us to be deemed as a lender or a provider of financial services by the PRC regulatory authorities, and we may be subject to supervision and restrictions on lending under such PRC laws and regulations.

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBIRC and the PBOC in May 2008 allows provincial governments to approve the establishment of microcredit companies on a test basis. Based on this guidance, many provincial governments in China, including that of Jiangxi Province, promulgated local implementation rules on the administration of microcredit companies. For example, Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, promulgated Measures for the Supervision and Administration of Microcredit Companies in Jiangxi Province (Trial Version) in March 2012, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microcredit companies, in accordance with which, among other requirements, (i) the microcredit companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the microcredit company shall engage in the loan business in the place of registration and in or around the surrounding counties within the same municipality of the place of registration, and the loan balance for the borrowers in the county of registration shall not be less than the 60% of the aggregate loan balance.

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

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2021 and will remain valid until July 2023.

Regulations Relating to Financing Guarantee

In March 2010, the CBIRC, the NDRC, the MIIT, the Ministry of Commerce, PBOC, SAIC and the Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

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

In April 2018, seven PRC regulatory agencies including the CBIRC, the NDRC and the MIIT, jointly issued four supporting documents, or the CBIRC Circular 1, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing.

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

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our platform, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in November 2019, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang New Area Mengtian Financing Guarantee Co., Ltd., a subsidiary newly established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019. The license was re-issued in August 2021, and the registered capital set forth therein is equal to RMB350 million.

In December 2021, the PBOC issued the Regulations for Local Financial Supervision and Administration (Draft) to solicit public opinions, which clarifies the responsibilities of local financial regulatory authorities and outlines the principles for regulating illegal financial activities of local financial organizations, including but not limited to micro-loan companies and financing guarantee companies.

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

On May 8, 2018, the Ministry of Commerce issued the Notice of Matters concerning the Adjustments to the Duties of Administration of Financial Leasing Companies, Commercial Factoring Companies and Pawnshops, according to which the Ministry of Commerce has transferred the duties of developing business operation and supervision rules for commercial factoring companies to the CBIRC effective on April 20, 2018. In October 2019, the CBIRC issued the Notice on Strengthening the Supervision and Administration over Commercial Factoring Enterprises. This notice clarifies the commercial factoring business as to the following services provided by a commercial factoring enterprise to the supplier that transfers its account receivable based on the real transaction to the commercial factoring enterprise: (i) factoring financing; (ii) maintenance of the sales breakdown (ledger); (iii) collection of account receivables; and (iv) non-commercial bad debt guarantee. Commercial factoring enterprises may concurrently engage in client credit investigation and evaluation and the consulting services relating to commercial factoring. A commercial factoring enterprise may not engage in the following activities or businesses: (i) taking or taking in a disguised manner the deposits from the public; (ii) obtaining funds through online lending information intermediaries, local trading places in various types, asset management institutions, private investment fund or any other institutions; (iii) borrowing or borrowing in a disguised manner funds from other commercial factoring enterprises; (iv) offering loans or offering loans as entrusted; (v) specially engaging in or carrying out as entrusted a collection business or debt repayment demand business irrelevant to commercial factoring; and (vi) carrying out a factoring financing business based on an illegal underlying transaction contract, consignment contract, account receivable with unclear ownership or the right to demand payment arising out instrument or other negotiable securities.

The Guiding Opinions on Promoting the New Development Pattern of Financial Services, issued by Shenzhen Branch of CBIRC, the Shenzhen Central Sub-branch of PBC and Shenzhen Local Financial Supervision and Administration in November 2021, highlights that the equity management of local financial organizations such as microcredit companies, financing guarantee companies, financing leasing companies and commercial factoring companies shall follow the principles of good qualification, reasonable structure and regulatory behaviors. The regulatory authorities shall strictly review the qualification of the shareholders of such companies, regulate the change of shareholders and the increase and decrease of the capital, and strengthen the penetration management of the shareholders and actual controllers of such local financial organizations.

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

In September 2021, the PBOC released the Measures for Credit Reporting Business, which took effect in January 2022. The Measures for Credit Reporting Business defines “credit information” as information that “serves the financial and economic activities and is used to determine individuals and enterprises credit status, which refers to basic information, loan information and other relevant information collected in accordance with the law and other information originated from analysis and evaluation of individuals and enterprises’ credit status based on the foregoing information”. It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities “actually providing credit reporting services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and etc.” are also subject to the Measures for Credit Reporting Business. The Measures for Credit Reporting Business provides rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect credit information by unlawful means, (ii) information user shall not abuse credit information, and shall use credit information for legal and legitimate purpose , (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish emergency and report system for incidents, (iv) the database of the domestic credit reporting agencies shall be set up in the territory of the PRC, (v) credit reporting agencies shall comply with related laws and regulations when providing credit information to the overseas, and (vi) the credit reporting agency shall report to the PBOC the information processors who collaborate with such credit reporting agency with respect to the collection, storing, processing and analyzing credit information. Any agency carrying out personal credit reporting without the necessary permit should complete the compliance rectification within 18 months after the implementation date of the Measures for Credit Reporting Business.

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

To regulate information technology outsourcing by banks, the China Banking Regulatory Commission, or CBRC, which is a predecessor of the CBIRC, issued the Guidelines for Regulating Information Technology Outsourcing Risks of Banking Financial Institutions, or the IT Outsourcing Guidelines, on February 16, 2013, the Circular on Strengthening the Management of Risks Incurred during Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions, or the Offsite IT Outsourcing Circular, on July 1, 2014 and the Notice of the General Office of the China Banking Regulatory Commission of the Launch of the Regulatory Assessment of the Offsite Centralized Information Technology Outsourcing of Banking Financial Institutions, or the Notice of Offsite IT Outsourcing Assessment, on December 2, 2014.

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

On December 30, 2021, the CBIRC issued the Measures for the Regulation of IT Outsourcing Risks of Banking and Insurance Institutions, or the IT Outsourcing Regulation Measures, which replaced the IT Outsourcing Guidelines, the Offsite IT Outsourcing Circular and the Notice of Offsite IT Outsourcing Assessment.

The IT Outsourcing Regulation Measures has incorporated insurance group (holding) companies, insurance companies, insurance asset management companies and financial asset management companies into the scope of its supervision. The measures clearly stipulate that banking and insurance institutions shall not outsource their responsibilities as the subject of IT management and network security, and shall specify the IT functions that cannot be outsourced, including IT strategic management, IT risk management, IT internal audit and other functions related to the core competitiveness of IT. Also, The IT Outsourcing Regulation Measures highlights that when implementing IT outsourcing, the banking and insurance institutions shall include “safeguarding network and information security and strengthening the protection of important data and personal information” as one of the principles. In addition, the banking and insurance institutions shall carry out hierarchical management of IT outsourcing activities and relevant service providers and take differentiated management and control measures for important outsourcing and general outsourcing according to the IT Outsourcing Regulation Measures.

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

In April 2021, the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, was released by the PBOC officially and will take effect on August 1, 2021. According to the Anti-Money Laundering Measures for Financial Institutions, the following financial institutions duly established within the PRC territory are clearly required by the PBOC to fulfill anti-money laundering and anti-terrorism financing related obligations: (a) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (b) securities companies, futures companies and fund management companies; (c) insurance companies and insurance asset management companies; (d) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies, loan companies and wealth management subsidiaries of commercial banks; and (e) other financial institutions that shall perform their obligations of anti-money laundering and counter-terrorism financing as determined and announced by the People’s Bank of China. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The PBOC and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

On June 1, 2021, the PBOC released the Anti-Money Laundering Law (Draft for Comment), or the Draft Anti-Money Laundering Law, expanded the definition of Anti-Money Laundering to money laundering activities that in concealing and covering up by various means the source and nature of the proceeds and revenues from any crimes instead of just limited to seven kinds of crimes in the 2007 version Anti-Money Laundering Law. The Draft Anti-Money Laundering Law also broadened the scope of financial institutions and the special non-financial institutions subject to the performance of the duties of anti-money laundering.

We have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes.

Regulations Relating to Internet Information Security

The National People’s Congress has enacted legislation that prohibits the use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which took effect on June 1, 2017. In accordance with the PRC Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interest, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interest, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the Cyberspace Administration of China, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the PBOC, the NRTA, the CSRC, the National Administration of State Secrets Protection and the National Cryptography Administration jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures also provides that if the relevant authorities consider that certain network products and services, or data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures also elaborates the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing and risks of cyber information security.

On November 14, 2021, the CAC released the Regulations on the Cyber Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interest to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Draft Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, we will face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, all organization or individual shall not abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On July 6, 2021, the Standing Committee of Shenzhen Municipal People’s Congress issued the Data Regulations of Shenzhen Special Economic Zone, or the Shenzhen Data Regulations, which took effective on January 1, 2022. The Shenzhen Data Regulations further clarify the responsibilities of local regulatory authorities in Shenzhen regarding data protection and administration, and provide, among others, more detailed provisions in relation to recommendation of personalized products or services based on user portraits, use of biometric data.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarified the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues

Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consent. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law integrated provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). In addition, it imposes further obligations on a personal information processor that provides for important internet platform services and has large amount of users and complicated business activities, including establishing a sound compliance system for personal information protection in accordance with the provisions of the State and setting up an independent agency mainly composed of external members to supervise personal information protection, formulating platform rules specifying the standards for the processing of personal information by product or service providers on the platform and the obligations to protect personal information following the principles of openness, fairness and impartiality, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations on Financial Consumers Protection

The Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection promulgated by the PBOC on September 15, 2020 came into force on November 1, 2020. Pursuant to the Measures for Financial Consumer Protection, the non-bank payment institution shall adopt a series of internal management measures to protect the rights and interests of financial consumers, including optimizing rules and policies as well as establishing a sound working mechanism and formulating an effective internal control system for protecting the rights and interests of financial consumers. Furthermore, it clearly states that financial information of consumers shall be used for the purpose in compliance with laws and regulations and agreed by both parties and kept in strict confidential, and no leakage or illegal disclosure to other parties shall be allowed, and institutions are required to set up a management system for the usage of financial information of consumers and implement technologies and other measures as necessary to properly maintain and store the financial information of consumers collected.

Regulations Relating to Internet Advertising and Marketing

In April 2015, the Standing Committee of the NPC promulgated the PRC Advertising Law, or the Advertising Law, which was amended on October 26, 2018 and April 29, 2021 respectively. Pursuant to the Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to eliminate impact within the corresponding scope.

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Interim Measures, were adopted by the SAIC and became effective in September, 2016. The Internet Advertising Interim Measures regulate internet advertisement, which are defined as commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. According to the Internet Advertising Interim Measures, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without users’ permission. The Internet Advertising Interim Measures also impose several restrictions on the forms of advertisements and activities used in advertising. In addition, the SAMR issued the Measures for Administration of Internet Advertising (Draft for Comments), or the Draft Internet Advertising Measures for public comments until December 25, 2021, which highlights that if the internet broadcast constitutes commercial advertisements, the relevant operators and marketers shall be subject to the Draft Internet Advertising Measures, and any advertisements for medical treatment, drugs, formula foods or medical devices for special medical purposes or health foods are prohibited to be published by the internet broadcast.

The Circular of the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission and the State Administration of Foreign Exchange on Further Regulating Financial Marketing Campaigns, or the Circular 316, which was promulgated on December 20, 2019 and became effective on January 25, 2020, regulates that market players who have not obtained the corresponding qualification for the financial business may not carry out marketing related to such financial business, except that information release platforms and the media are entrusted by the financial product operators or financial service providers that have obtained the qualification for the financial business with the financial marketing in accordance with the law. According to the Announcement No.3 issued by PBOC, all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

In December 2021, the Online Marketing Draft was released to solicit public opinions, which applies to financial institutions and third-party Internet platform operators entrusted by financial institutions to carry out online marketing of financial products. The Online Marketing Draft outlined the basic principles and guidance for online marketing of financial products.

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

On October 23, 2020, the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods (2020 version) was issued by the SAMR and took in effect on the same day, which emphasizes that online goods sellers shall lawfully perform their duties of ensuring the consumers to exercise the rights of “Seven-day Unconditional Return of Purchased Goods” and the provider of an online trading platform shall guide and urge the online goods sellers who use the platform to perform such duties, as well as conduct supervisions and inspections and provide technical support.

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the State Administration for Market Regulation and took into effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law and repealed the Online Transactions Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions. We are subject to these measures as a result of our online direct sales and online marketplace.

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

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, the Administrative Regulations on Internet Transactions and the E-Commerce Law, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.
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

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, promulgated in February 2010 and taking effect in April 2010, or the Copyright Law, and related rules and regulations. A revised Copyright Law was published in November 2020 and became effective in June 2021. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC, promulgated in December 2008 and effective since October 2009, or the Patent Law, provides for patentable inventions, utility models and designs. A revised patent Law was published in October 2020 and became effective in June 2021. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

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

We have registered 165 patents in China, and have applied for 385 additional patents with the PRC State Intellectual Property Office and we also have three international patent applications through the procedures under the Patent Cooperation Treaty. We have registered 202 software copyrights and 3 copyrights for artworks with the PRC National Copyright Administration. We have 160 registered domain names, including lexin.com, lexinfintech.com and fenqile.com. As of the date of this annual report, we had 446 registered trademarks, including our “LEXIN乐信,” “Fenqile,” and “” trademarks.

Regulations Relating to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by NPC in December 2018 and (ii) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council in January 2008 and amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, which was effective in January 2011, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%. However, in December 2020, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry was released, which replaced the above-mentioned provision in the Circular 27. It provides that a key software enterprise encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer's audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition. On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for

Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators. In addition, on November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which provides that both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in China and may have certain impacts on overseas markets may face risks on anti-monopoly in other jurisdictions, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, variable interest entities and subsidiaries of variable interest entities as of the date of this annual report on Form 20-F.

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
Shenzhen Xinjie Investment Co., Ltd. (1)
10%
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (4)
Shenzhen Mengtian Technology Co., Ltd. (5)
100%
Beihai Aurora Technology Co., Ltd.
100%
Beihai Turing Technology Co., Ltd.
100%
Shenzhen Beizhipiji Technology Co., Ltd.
68.7027%
Shenzhen Fenqile Network Technology Co., Ltd. (2)
100%
Shenzhen Dingsheng Computer Technology Co., Ltd.
100%
Ganjiang New Area Mengtian Financing Guarantee Co., Ltd.
66%
Ji'an Fenqile Network Microcredit Co., Ltd.
100%
Shenzhen Fenqile Trading Co., Ltd.
97.6%
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
(5)
The shareholders of Mengtian Technology include Jay Wenjie Xiao (62.5%), Xiaoting Zhou (17.5%), Kris Qian Qiao (7.5%), Jianwei Wei (7.5%) and Shan Xu (5%), Xiaoting Zhou is our non-executive PRC employee.
(6)
97.6% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Shenzhen Fenqile, 1.4% of which is held by Mengtian Technology, and the remaining 1% is held by Upside Limited.
(7)
The shareholders of Beihai Super Egg include Tao Yang (50%) and Chao Han (50%), and Tao Yang and Chao Han are all our non-executive PRC employees.

Contractual Arrangements with the Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, mainly through Beijing Shijitong, Shenzhen Lexin Software Technology Co., Ltd. and Beihai Green Lemon Technology Co., Ltd., with the variable interest entities and the shareholders of the variable interest entities to obtain effective control over the variable interest entities and their subsidiaries.

We currently conduct our business through the variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

•
exercise effective control over the variable interest entities and their subsidiaries;
•
receive substantially all of the economic benefits from the variable interest entities and their subsidiaries; and
•
have an exclusive option to purchase all or part of the equity interests in the variable interest entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of the variable interest entities under U.S. GAAP. We have consolidated the financial results of the variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements between our wholly owned PRC subsidiary, Beijing Shijitong, certain of the variable interest entities and their nominee shareholders. The contractual arrangements between (i) our wholly owned PRC subsidiary, Shenzhen Lexin Software Technology Co., Ltd., and the variable interest entity, Mengtian Technology, and its shareholders and (ii) our wholly owned PRC subsidiary, Beihai Green Lemon Technology Co., Ltd. and the variable interest entity, Beihai Super Egg, and its shareholders are of substantially the same terms and conditions.

Agreements that Allow Us to Receive Economic Benefits from the Variable Interest Entities

Exclusive Business Cooperation Agreements. Beijing Shijitong entered into exclusive business cooperation agreements with each of the variable interest entities. Pursuant to these agreements, Beijing Shijitong or its designated party has the exclusive right to provide the variable interest entities with comprehensive business support, technical support and consulting services. Without Beijing Shijitong’s prior written consent, the variable interest entities shall not accept any consulting and/or services covered by these agreements from any third party. The variable interest entities agree to pay service fees in an amount determined by Beijing Shijitong based on respective profit calculated as revenue minus cost agreed and recognized by Beijing Shijitong of the variable interest entities for the relevant period on a yearly basis or other service fees for specific services as required and as otherwise agreed by both parties. Beijing Shijitong owns the intellectual property rights arising out of the services performed under these agreements. Unless Beijing Shijitong terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective indefinitely. These agreements can be terminated by Beijing Shijitong through a 30-day advance written notice, the variable interest entities have no right to unilaterally terminate these agreements.

Agreements that Provide Us with Effective Control over the Variable Interest Entities

Power of Attorney. Through a series of power of attorney, each nominee shareholder of the variable interest entities irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in- fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in the variable interest entities, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

Equity Pledge Agreements. Beijing Shijitong has entered into an equity pledge agreement with each nominee shareholder of the variable interest entities. Pursuant to these equity pledge agreements, each shareholder of the variable interest entities has pledged all of his, her or its respective equity interest in the variable interest entities to Beijing Shijitong to guarantee the performance by such nominee shareholder and the variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If the variable interest entities or any of their nominee shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the nominee shareholders of variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until the variable interest entities and their nominee shareholders discharge all their respective obligations under the contractual arrangements. As of the date of this annual report, the equity pledge between each shareholder of the variable interest entities and Beijing Shijitong has been registered with local PRC authorities.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the Variable Interest Entities

Exclusive Option Agreements. Beijing Shijitong has entered into the exclusive option agreements with the variable interest entities. Pursuant to these exclusive option agreements, the nominee shareholders of the variable interest entities have irrevocably granted Beijing Shijitong or any third party designated by Beijing Shijitong an exclusive option to purchase all or part of their respective equity interests in the variable interest entities. The purchase price shall be the lowest price permitted by law. Without Beijing Shijitong’s prior written consent, the variable interest entities shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends or enter into any transactions which have material adverse effects on their business. The shareholders of the variable interest entities also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their respective equity interests in the variable interest entities to any third party or create or allow any encumbrance on their equity interests within the term of these agreements. These agreements will remain effective until Beijing Shijitong and/or any third party designated by Beijing Shijitong has acquired all equity interests of the variable interest entities from their respective nominee shareholders.

Loan Agreements. Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Xinjie, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Fenqile, the loan agreement between Beijing Shijitong and the shareholders of Beijing Lejiaxin, and the loan agreement between Shenzhen Lexin Software and the shareholders of Mengtian Technology, Beijing Shijitong and Shenzhen Lexin Software made certain loans to the nominee shareholders of our certain variable interest entities solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the nominee shareholders can only repay the loans by the transfer of all their equity interests in the applicable variable interest entities to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) pursuant to their respective exclusive option agreements. The nominee shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable). In the event that nominee shareholders transfer their equity interests to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong and Shenzhen Lexin Software (as applicable) as the loan interest. The loans must be repaid immediately when permitted by PRC laws at Beijing Shijitong and Shenzhen Lexin Software (as applicable)’s request. The term of both loans are ten years and will be extended automatically for another ten years on each expiration.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of the variable interest entities currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by PRC laws or regulations and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the NPC passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D. Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 16,230 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in six cities in China, namely Beijing, Shanghai, Wuhan, Nanchang, Changsha and Ji’an, with aggregate area of approximately 27,474 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 8,376 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 6 months to 6 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A. Operating Results
Overview

We are a leading online and offline consumption platform and a technology-driven service provider in China. Established in 2013, we leverage our profound understanding of consumers in China and the valuable experience of partnering with hundreds of financial institutions over the years, as well as our advanced technological capabilities, to connect fast-growing new generation consumers and SME owners with well-established national and regional funding partners.

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2021, we cumulatively originated RMB659 billion (US$103 billion) in loans. In 2019, 2020 and 2021, we originated RMB126 billion, RMB177 billion and RMB214 billion (US$33.6 billion) in loans, respectively, representing a CAGR of 30.3%. As of December 31, 2019, 2020 and 2021, our outstanding principal balance of loans was approximately RMB60.6 billion, RMB76.5 billion and RMB85.9 billion (US$13.5 billion), respectively. The weighted average tenor of loans originated on our platform in 2020 and 2021 was approximately 11.3 months and 11.1 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Outstanding principal balance (in millions)	60,567	76,480	85,930	13,484
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	4,785	5,652	4,341	681
Outstanding principal balance of off-balance sheet loans (in millions)	55,782	70,828	81,589	12,803
Originations (in millions)	125,959	176,679	213,807	33,551
Number of active users who used our loan products (in thousands)	9,855	12,927	14,167	—

Outstanding principal balance. Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the period. The accounting treatment with respect to outstanding principal balance of loans on our consolidated balance sheets varies, depending primarily on whether we are considered as the primary obligor in the lending relationship. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans”.

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

We generate financing receivables from providing installment purchase loans and personal installment loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) institutional funding partners; (2) the issuance of asset-backed securitized debts, and (3) historically, individual investors on Juzi Licai, the balance of which had been reduced to zero by December 2020. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by individual investors through Juzi Licai after our business model adjustments on April 24, 2018, and the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a user makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. For individual investors on Juzi Licai, we set up an investor protection program called the risk safeguard scheme on April 24, 2018, replacing the quality assurance program. We concluded that we are the primary obligor in providing the guarantee services in relation to the risk safeguard scheme and records our obligations in accordance with ASC 460, Guarantees. The balance of risk safeguard fund is recorded as “restricted cash” on our consolidated balance sheets. We earned loan facilitation and servicing fees from our platform users and individual investors on Juzi Licai. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans”.

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

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our total operating revenue was RMB10,604 million in 2019, RMB11,645 million in 2020, and RMB11,381 million (US$1,786 million) in 2021, underpinned by the increase in loan originations. Our ability to grow depends on the addition of new users and increasing business from existing users. The number of active users grew from approximately 9.9 million in 2019 to approximately 12.9 million in 2020, and further grew to approximately 14.2 million in 2021. In 2021, we further optimized our customer acquisition model by enhancing segmentation and providing differentiated credit lines, pricing and billing terms. We anticipate that our future growth will continue to depend in part on attracting new users, including our ability to manage both online and offline acquisition channels, and to develop and improve our management of different customer cohorts.

In addition, we believe the repeat borrowing behavior of our existing users will be important to our future growth. We believe our ability to retain our repeat users is primarily due to our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our users will be an important factor in our continued revenue growth.

Ability to satisfy our users’ growing financial needs

Creating value by satisfying our users’ growing financial needs will be an important component of our future performance. We seek to grow with our users and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In late 2014, we began to offer personal installment loans in addition to installment purchase loans on our platform. The outstanding principal balance of personal installment loans grew significantly from RMB58.2 billion as of December 31, 2019 to RMB75.2 billion as of December 31, 2020, and further grew to RMB85.1 billion (US$13.4 billion) as of December 31, 2021. In addition, as new generation consumers build up their credit history with us and move up in the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. In 2021, we cooperated with 14 new funding partners and as of December 31, 2021, we had cumulatively served over 130 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions, with many of which we developed long-term, stable business relationships. Since 2016, we have also offered six public and private asset-backed securitization programs. These diversification efforts have ensured adequate funding for our products and services so far, while the sustainable, reliable and scalable sources remain critical to our growth.

Ability to effectively manage risk

As one of the first companies in providing internet consumer finance services in China, we also have industry-leading experience and boast a wealth of consumer insights. We adopt an advanced and customized credit risk management approach driven by our proprietary Hawkeye credit assessment engine and strong risk management culture. We put great emphasis in improving our fraud detection capabilities, the accuracy of our credit assessment model and the collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. The effectiveness of our risk management system also depends on our ability to collect delinquent loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected.”

Loan Performance Data

We define 30 day+ and 90 day+ delinquency ratio as outstanding principal balance of on- and off-balance sheet loans that was over 30 and 90 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off and are not included in the delinquency rate calculation. The 30 day+ delinquency ratio was 3.45%, 3.40% and 3.99% as of December 31, 2019, 2020 and 2021 and 90 day+ delinquency ratio was 1.56%, 1.95% and 1.92% as of December 31, 2019, 2020 and 2021, respectively.

We also define vintage charge-off rates as, with respect to on- and off-balance set loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2021 for each vintage of a three-month period from January 1, 2015 to June 30, 2021.

With the negative impact of COVID-19 on the general economic environment as well as on our collection efforts, we experienced an increase in both 90 day+ delinquency rates and charge-off rates primarily in the first quarter of 2020. Starting from the fourth quarter of 2020, a few waves of COVID-19 infections emerged in various regions of China, including the emergence of the Omicron variants affecting areas such as Xi'an, Jilin Province, and Shanghai in late 2021 and early 2022, and varying levels of travel restrictions were reinstated. As COVID-19 has negatively affected the broader Chinese economy and the global economy, China experienced lower domestic consumption in the first half of 2020 and is expected to experience lower consumption again in the first half of 2022 due to the spread of infections and restrictive measures, and may experience further economic uncertainty. As the future developments of the pandemic are outside our control, there are uncertainties with respect to the effectiveness of our loan performance management.

Key Components of Our Results of Operations
Operating revenue

Our operating revenue consist of online direct sales and services income, credit-oriented services income and platform-based services income. Among the three types of services (i.e., new consumption-driven, location-based services, technology-driven platform services, and credit-driven platform services) we provide, the revenue from our credit-driven platform services is recognized as credit-oriented services income, the revenue from our new consumption-driven, location-based services is primarily recognized as online direct sales and services income, and the revenue from our technology-driven platform services is primarily recognized as platform-based services income and, to a lesser extent, membership services and other services income under the online direct sales and services income category.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Online direct sales	3,623,991	34.2	1,900,835	16.3	1,661,156	260,672	14.6
Membership services	112,558	1.0	113,107	1.0	107,901	16,932	0.9
Other services	92,292	0.9	68,890	0.6	86,304	13,543	0.8
Online direct sales and services income	3,828,841	36.1	2,082,832	17.9	1,855,361	291,147	16.3
Loan facilitation and servicing fees-credit oriented	4,811,868	45.4	3,786,996	32.5	4,448,344	698,042	39.1
Interest and financial services income and other revenues	1,146,824	10.8	1,418,892	12.2	1,732,922	271,933	15.2
Guarantee income	—	—	2,319,693	19.9	774,544	121,543	6.8
Credit-oriented services income	5,958,692	56.2	7,525,581	64.6	6,955,810	1,091,518	61.1
Loan facilitation and servicing fees-performance based	648,516	6.1	1,930,835	16.6	2,289,452	359,265	20.1
Loan facilitation and servicing fees-volume based	167,458	1.6	106,007	0.9	279,902	43,923	2.5
Platform-based services income	815,974	7.7	2,036,842	17.5	2,569,354	403,188	22.6
Total operating revenue	10,603,507	100.0	11,645,255	100.0	11,380,525	1,785,853	100.0

Online direct sales and services income. We generate revenue from our e-commerce channel from online direct sales, membership services and other services. We engage in the online direct sales along with our new consumption-driven, location-based services. Revenue from online direct sales is recorded on a gross basis. Revenue from membership services consists of premium membership fees earned from subscribed members. Revenue from other services mainly consists of commissions earned from third-party sellers made on our online marketplace through our e-commerce channel and service fee earned from technology-driven platform service.

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

Operating cost

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	3,624,301	64.7	1,907,508	23.8	1,759,956	276,176	31.3
Funding cost	508,829	9.1	589,837	7.4	457,615	71,810	8.1
Processing and servicing cost	642,126	11.4	1,413,212	17.6	1,858,901	291,702	33.0
Provision for credit losses of financing and interest receivables	708,684	12.6	779,235	9.7	401,104	62,942	7.1
Provision for credit losses of contract assets and receivables	125,471	2.2	441,805	5.5	531,237	83,363	9.4
Provision for credit losses of contingent liabilities of guarantee	—	—	2,880,590	36.0	622,438	97,674	11.1
Total operating cost	5,609,411	100.0	8,012,187	100.0	5,631,251	883,667	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2019, 2020 and 2021.

Funding cost. Our funding cost consists of interest expenses paid to institutional funding partners and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consist primarily of vendor costs related to credit assessment, user and system support, payment processing services and collection services associated with originating, facilitating and servicing loans, and related payroll cost for personnel engaged in processing and servicing activities.

Provision for credit losses of financing and interest receivables. We evaluate the creditworthiness and collectability of our on-balance sheet loan portfolio on a pooled basis. The provision for credit losses of financing and interest receivables represents an estimate of the losses inherent in our on-balance sheet loan portfolio.

Provision for credit losses of contract assets and receivables. We evaluate the collectability of our contract assets and service fees receivable related to loan facilitation and servicing fees. The provision for credit losses of contract assets and service fees receivable primarily represents an estimate of the losses inherent in our off-balance sheet loan portfolio.

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

Operating expenses

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,538,698	65.0	1,274,402	57.9	1,658,904	260,318	61.9
Research and development expenses	415,995	17.6	474,265	21.6	549,286	86,195	20.5
General and administrative expenses	412,117	17.4	451,284	20.5	470,661	73,857	17.6
Total operating expenses	2,366,810	100.0	2,199,951	100.0	2,678,851	420,370	100.0

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

China

Generally, our PRC subsidiaries, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, a High and New Technology Enterprise (“HNTE”) is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. Beizhipiji is qualified as an HNTE for the three years ending December 31, 2017, 2018,and 2019. In March 2020, Mengtian Technology and Shenzhen Lexin Software Technology Co., Ltd. received confirmation from the relevant PRC government agencies that they qualify as HNTEs for the three years ending December 31, 2019, 2020, and 2021, and will need to re-apply for HNTE qualification in 2022. However, Mengtian Technology failed to satisfy the accreditation conditions concerning tax incentives of HNTEs in 2020, and the status of Beizhipiji as an HNTE expired in 2019 without obtaining such new qualification. As a result, both Mengtian Technology and Beizhipiji were subject to the uniform income tax rate of 25% in 2021.

The PRC Enterprise Income Tax Law and its implementing rules and other relevant regulations and rules provide that a “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years, and each of Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Dingsheng Computer Technology Co., Ltd., a subsidiary of the variable interest entity, was qualified as “Software Enterprises” in 2017. Therefore, Shenzhen Dingsheng Computer Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021. Shenzhen Lexin Software Technology Co., Ltd. is entitled to an income tax exemption for the years of 2017 and 2018. With respect to the year of 2019, pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%, Shenzhen Lexin Software Technology Co., Ltd. was accredited as a key software enterprise so that it was subject to a 10% income tax rate in 2019. Shenzhen Lexin Software Technology Co., Ltd. was subject to 12.5% income tax rate as a “Software Enterprise” in 2020 and 2021. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination by the relevant authorities in PRC. Beihai Aurora and Beihai Turing Technology Co., Ltd. are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy, in the meantime, the local tax bureau in Guangxi exempted 40% of the income based on 15% from 2018 to 2022. Therefore, Beihai Aurora and Beihai Turing Technology Co., Ltd. applied a preferential income tax rate of 9% from 2018 to 2022 and 15% from 2023 to 2030.

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

We do not intend to have any of the PRC subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or the VIEs to their direct overseas parent companies, but rather intend that such profits will be permanently reinvested by such subsidiaries and the VIEs for their PRC operations. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiaries, the variable interest entities or their subsidiaries as of December 31, 2019, 2020 and 2021.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenue:
Online direct sales	3,623,991	34.2	1,900,835	16.3	1,661,156	260,672	14.6
Membership services	112,558	1.0	113,107	1.0	107,901	16,932	0.9
Other services	92,292	0.9	68,890	0.6	86,304	13,543	0.8
Online direct sales and services income	3,828,841	36.1	2,082,832	17.9	1,855,361	291,147	16.3
Loan facilitation and servicing fees-credit oriented	4,811,868	45.4	3,786,996	32.5	4,448,344	698,042	39.1
Interest and financial services income and other revenues	1,146,824	10.8	1,418,892	12.2	1,732,922	271,933	15.2
Guarantee income	—	—	2,319,693	19.9	774,544	121,543	6.8
Credit-oriented services income	5,958,692	56.2	7,525,581	64.6	6,955,810	1,091,518	61.1
Loan facilitation and servicing fees-performance based	648,516	6.1	1,930,835	16.6	2,289,452	359,265	20.1
Loan facilitation and servicing fees-volume based	167,458	1.6	106,007	0.9	279,902	43,923	2.5
Platform-based services income	815,974	7.7	2,036,842	17.5	2,569,354	403,188	22.6
Total operating revenue	10,603,507	100.0	11,645,255	100.0	11,380,525	1,785,853	100.0
Operating cost:
Cost of sales	(3,624,301)	(34.1)	(1,907,508)	(16.4)	(1,759,956)	(276,176)	(15.5)
Funding cost	(508,829)	(4.8)	(589,837)	(5.1)	(457,615)	(71,810)	(4.0)
Processing and servicing cost(1)	(642,126)	(6.1)	(1,413,212)	(12.1)	(1,858,901)	(291,702)	(16.3)
Provision for credit losses of financing and interest receivables	(708,684)	(6.7)	(779,235)	(6.7)	(401,104)	(62,942)	(3.5)
Provision for credit losses of contract assets and receivables	(125,471)	(1.2)	(441,805)	(3.8)	(531,237)	(83,363)	(4.7)
Provision for credit losses of contingent liabilities of guarantee	—	—	(2,880,590)	(24.7)	(622,438)	(97,674)	(5.5)
Total operating cost	(5,609,411)	(52.9)	(8,012,187)	(68.8)	(5,631,251)	(883,667)	(49.5)
Gross profit	4,994,096	47.1	3,633,068	31.2	5,749,274	902,186	50.5
Operating expenses:
Sales and marketing expenses(1)	(1,538,698)	(14.5)	(1,274,402)	(10.9)	(1,658,904)	(260,318)	(14.6)
Research and development expenses(1)	(415,995)	(3.9)	(474,265)	(4.1)	(549,286)	(86,195)	(4.8)
General and administrative expenses(1)	(412,117)	(3.9)	(451,284)	(3.9)	(470,661)	(73,857)	(4.1)
Total operating expenses	(2,366,810)	(22.3)	(2,199,951)	(18.9)	(2,678,851)	(420,370)	(23.5)
Change in fair value of financial guarantee derivatives and loans at fair value, net	(212,256)	(2.0)	(754,724)	(6.5)	(347,084)	(54,465)	(3.0)
Gain on guarantee liabilities, net	196,063	1.8	—	—	—	—	—
Interest expense, net	(39,215)	(0.4)	(77,542)	(0.7)	(63,125)	(9,906)	(0.6)
Investment-related impairment	—	—	(69,156)	(0.6)	—	—	—
Investment income	52,211	0.5	7,885	0.1	(4,160)	(653)	—
Others, net	82,422	0.8	146,029	1.3	113,480	17,807	1.0
Income before income tax expense	2,706,511	25.5	685,609	5.9	2,769,534	434,599	24.4
Income tax expense	(411,959)	(3.9)	(90,629)	(0.8)	(435,418)	(68,327)	(3.8)
Net income	2,294,552	21.6	594,980	5.1	2,334,116	366,272	20.6
Less: Net income attributable to non-controlling interests	—	—	—	—	193	30	—
Net income attributable to ordinary shareholders	2,294,552	21.6	594,980	5.1	2,333,923	366,242	20.6

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	10,472	0.1	11,391	0.1	9,968	1,564	0.1
Sales and marketing expenses	28,611	0.3	32,486	0.3	30,508	4,787	0.3
Research and development expenses	42,977	0.4	46,116	0.4	39,413	6,185	0.3
General and administrative expenses	95,202	0.9	108,832	0.9	107,995	16,947	0.9

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating revenue

Operating revenue decreased slightly by 2.3% from RMB11,645 million in 2020 to RMB11,381 million (US$1,786 million) in 2021. This decrease in operating revenues was primarily attributable to a decrease in credit-oriented services income and online direct sales and services income, partially offset by an increase in platform-based services income for the year.

Online direct sales and services income. Online direct sales and services income decreased by 10.9% from RMB2,083 million in 2020 to RMB1,855 million (US$291 million) in 2021.

•
Online direct sales. Online direct sales decreased by 12.6% from RMB1,901 million in 2020 to RMB1,661 million (US$261 million) in 2021. This decrease was primarily due to the decrease in the number of e-commerce orders in 2021.

Credit-oriented services income. Credit-oriented services income decreased by 7.6% from RMB7,526 million in 2020 to RMB6,956 million (US$1,092 million) in 2021. The change was primarily due to the decrease of guarantee income, partially offset by the increase of loan facilitation and servicing fees-credit oriented income and interest and financial services income and other revenues.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented increased by 17.5% from RMB3,787 million in 2020 to RMB4,448 million (US$698 million) in 2021. This increase was primarily due to the increase in off-balance sheet loans originated under credit-oriented model as a result of the business growth, with the expansion of partnerships with institutional funding partners.
•
Interest and financial services income and other revenues. Interest and financial services income and other revenues increased by 22.1% from RMB1,419 million in 2020 to RMB1,733 million (US$272 million) in 2021, which was consistent with the business growth in 2021.
•
Guarantee income. Guarantee income decreased by 66.6% from RMB2,320 million in 2020 to RMB775 million (US$122 million) in 2021. The decrease was primarily due to the significant decrease of loan origination and outstanding balances of the off-balance sheet loans funded by certain institutional funding partners in 2021, which are accounted for under ASC 460, Guarantees.

Platform-based services income. Platform-based services income increased by 26.1% from RMB2,037 million in 2020 to RMB2,569 million (US$403 million) in 2021. This increase was primarily contributed by the increase in both loan facilitation and servicing fees-performance based and loan facilitation and servicing fees-volume based.

•
Loan facilitation and servicing fees-performance based. Loan facilitation and servicing fees-performance based increased by 18.6% from RMB1,931 million in 2020 to RMB2,289 million (US$359 million) in 2021. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by the increases in the number of active users on our platform.
•
Loan facilitation and servicing fees-volume based. Loan facilitation and servicing fees-volume based increased significantly by 164% from RMB106 million in 2020 to RMB280 million (US$43.9 million) in 2021. This increase was primarily due to an increase in the loan origination under the volume-based model within platform-based services.
Operating cost

Operating cost decreased by 29.7% from RMB8,012 million in 2020 to RMB5,631 million (US$884 million) in 2021, primarily as a result of the decreases in cost of sales, funding cost, provision for credit losses of financing and interest receivables and provision for credit losses of contingent liabilities of guarantee, partially offset by the increases in processing and servicing cost and provision for credit losses of contract assets and receivables.

Cost of sales. Cost of sales decreased by 7.7% from RMB1,908 million in 2020 to RMB1,760 million (US$276 million) in 2021, which was consistent with the decrease of online direct sales revenue.

Funding cost. Funding cost decreased by 22.4% from RMB590 million in 2020 to RMB458 million (US$71.8 million) in 2021, which was consistent with the decrease of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost. Processing and servicing cost increased by 31.5% from RMB1,413 million in 2020 to RMB1,859 million (US$292 million) in 2021. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in risk management and collection expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing and interest receivables. Provision for credit losses of financing and interest receivables decreased by 48.5% from RMB779 million in 2020 to RMB401 million (US$62.9 million) in 2021. The credit losses have reflected the most recent performance in relation to our on-balance sheet loans and we have continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables. Provision for credit losses of contract assets and receivables increased by 20.2% from RMB442 million in 2020 to RMB531 million (US$83.4 million) in 2021. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the business growth.

Provision for credit losses of contingent liabilities of guarantee. Provision for credit losses of contingent liabilities of guarantee decrease by 78.4% from RMB2,881 million to RMB622 million (US$97.7 million) in 2021. The decrease was primarily due to the significant decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit

Gross profit increased by 58.2% from RMB3,633 million in 2020 to RMB5,749 million (US$902 million) in 2021. Our gross margin increased from 31.2% in 2020 to 50.5% in 2021. The increase in the gross profit is primarily due to the increase in platform-based services income, loan facilitation and servicing fees-credit oriented, and of interest and financial services income and other revenues, and the significant decrease of provision for credit losses of contingent liabilities of guarantee and provision for credit losses of financing and interest receivables, partially offset by the decrease in guarantee income and the increase in processing and servicing cost.

Operating expenses

Operating expenses increased by 21.8% from RMB2,200 million in 2020 to RMB2,679 million (US$420million) in 2021, primarily due to the increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 30.2% from RMB1,274 million in 2020 to RMB1,659 million (US$260 million) in 2021. This increase was primarily due to an increase of RMB230 million (US$36.0 million) in online advertising cost and in salaries and personnel related costs.

Research and development. Research and development expenses increased by 15.8% from RMB474 million in 2020 to RMB549 million (US$86.2 million) in 2021. This increase was primarily due to an increase of RMB56 million (US$8.8 million) million in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB347 million (US$54.5 million) in 2021, as compared to a loss of RMB755 million in 2020. The changes in fair value was primarily due to the re- measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense

Income tax expense for 2021 was RMB435 million (US$68.3 million) in 2021, as compared to income tax expense of RMB90.6 million in 2020. The increase of the income tax expense was consistent with the increase of the taxable income from 2020.

Net income

As a result of the foregoing, our net income increased significantly by 292% from RMB595 million in 2020 to RMB2,334 million (US$366 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Operating revenue

Operating revenue increased by 9.8% from RMB10,604 million in 2019 to RMB11,645 million in 2020. This increase in operating revenues was primarily attributable to an increase in credit-oriented services income and platform-based services income for the year, driven by continuing increases in the number of active users on our platform, and the change in the presentation of guarantee income along with the adoption of ASC 326, partially offset by the decrease in online direct sales and services income. Before the adoption of ASC 326, gains or losses related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gains released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenues and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales and services income. Online direct sales and services income decreased by 45.6% from RMB3,829 million in 2019 to RMB2,083 million in 2020.

•
Online direct sales. Online direct sales decreased by 47.5% from RMB3,624 million in 2019 to RMB1,901 million in 2020. This decrease was primarily due to the decrease in the number of e-commerce orders during 2020.
•
Membership services and other services. Membership services increased by 0.5% from RMB112.6 million in 2019 to RMB113.1 million in 2020. Other services decreased by 25.4% from RMB92.3 million in 2019 to RMB68.9 million in 2020. The decrease was primarily due to the decrease of commission fee revenue.

Credit-oriented services income. Credit-oriented services income increased by 26.3% from RMB5,959 million in 2019 to RMB7,526 million in 2020. The increase was primarily resulted from the increase of RMB2,320 million due to change of presentation of guarantee income as aforementioned, partially offset by the decrease in loan facilitation and servicing fees-credit oriented.

•
Interest and financial services income and other revenues. Interest and financial services income and other revenues increased by 23.7% from RMB1,147 million in 2019 to RMB1,419 million in 2020, while the outstanding principal balances of on-balance sheet loans increased by 16.1% from RMB4.4 billion as of December 31, 2019 to RMB5.1 billion as of December 31, 2020 due to the increase of on-balance sheet loans originated on our platform in 2020.
•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented decreased by 21.3% from RMB4,812 million in 2019 to RMB3,787 million in 2020. This decrease was primarily due to the Company’s business strategy shift to increase the loan originations under the platform-based model.
•
Guarantee income. Guarantee income amounted to RMB2,320 million in 2020. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Platform-based services income. Platform-based services income increased by 150% from RMB816 million in 2019 to RMB2,037 million in 2020. This increase was primarily due to an increase in the loan facilitation and servicing fees-performance based, partially offset by the decrease in loan facilitation and servicing fees-volume based.

•
Loan facilitation and servicing fees-performance based. Loan facilitation and servicing fees-performance based increased by 198% from RMB649 million in 2019 to RMB1,931 million in 2020. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.
•
Loan facilitation and servicing fees-volume based. Loan facilitation and servicing fees-volume based decreased by 36.7% from RMB167 million in 2019 to RMB106 million in 2020. This decrease was primarily due to the decrease in the amount of loan originations facilitated under this model.
Operating cost

Operating cost increased by 42.8% from RMB5,609 million in 2019 to RMB8,012 million in 2020, primarily as a result of the increases in funding cost, processing and servicing cost, provision for credit losses of financing and interest receivables, provision for credit losses of contract assets and receivables, provision for credit losses of contingent liabilities of guarantee, partially offset by the decrease in cost of sales.

Cost of sales. Cost of sales decreased by 47.4% from RMB3,624 million in 2019 to RMB1,908 million in 2020, which was consistent with the decrease of online direct sales revenue.

Funding cost. Funding cost increased by 15.9% from RMB509 million in 2019 to RMB590 million in 2020. The increase in funding cost was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost. Processing and servicing cost increased by 120% from RMB642 million in 2019 to RMB1,413 million in 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in fees to third-party payment platforms, an increase in risk management and collection expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing and interest receivables. Provision for credit losses of financing and interest receivables increased by 10.0% from RMB709 million in 2019 to RMB779 million in 2020. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables. Provision for credit losses of contract assets and receivables increased by 252% from RMB125 million in 2019 to RMB442 million in 2020, mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic which began in 2020.

Provision for credit losses of contingent liabilities of guarantee. Provision for credit losses of contingent liabilities of guarantee was RMB2,881 million in 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using CECL lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

Gross profit

Gross profit decreased by 27.3% from RMB4,994 million in 2019 to RMB3,633 million in 2020. Our gross margin decreased from 47.1% in 2019 to 31.2% in 2020. The decrease in the gross margin is primarily due to the significant increase of processing and servicing cost, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee, partially offset by the increase in platform-based services income.

Operating expenses

Operating expenses decreased by 7.1% from RMB2,367 million in 2019 to RMB2,200 million in 2020 primarily due to a decrease in sales and marketing expenses, which was partially offset by increases in research and development expenses and general and administrative expenses.

Sales and marketing. Sales and marketing. Sales and marketing expenses decreased by 17.2% from RMB1,539 million in 2019 to RMB1,274 million in 2020. This decrease was primarily attributable to a decrease of RMB209 million in online advertising cost.

Research and development. Research and development expenses increased by 14.0% from RMB416 million in 2019 to RMB474 million in 2020. This increase was primarily attributable to an increase of RMB17.6 million in salaries and personnel related costs and an increase of RMB19.4 million in depreciation and amortization expenses.

General and administrative. General and administrative expenses increased by 9.5% from RMB412 million in 2019 to RMB451 million in 2020. This increase was primarily attributable to an increase of RMB26.2 million in salaries and personnel related costs.

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

Interest expense, net

Interest expense, net in 2020 was RMB77.5 million, compared to RMB39.2 million in 2019. Net interest expense in 2020 was mainly associated with interest expense incurred for the convertible notes issued in September 2019.

Investment-related impairment

We recognized an investment-related impairment charge of RMB69.2 million on an equity investment in 2020 due to the equity investment’s unsatisfactory financial performance.

Investment income

We recorded investment income of RMB7.9 million in 2020, compared to RMB52.2 million in 2019. The investment income in 2019 and 2020 were mainly associated with observable price changes in orderly transaction for the identical investments for the same issuer for an equity investee, partially offset by investment losses in joint ventures.

Change in fair value of financial guarantee derivatives, net

Change in fair value of financial guarantee derivatives, net amounted to net loss of RMB707 million in 2020, compared to net loss of RMB212 million in 2019. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value

Change in fair value of loans at fair value was a loss of RMB47.3 million in 2020. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we accounted for them using the fair value option pursuant to ASC 825, Financial Instruments, and recorded them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense

Income tax expense for 2020 was RMB90.6 million, as compared to income tax expense of RMB412 million in 2019. The decrease in the income tax expense was consistent with the decrease of the taxable income from 2019. In addition, RMB16.2 million of income tax provision related to income tax expense in 2019 was reversed as a subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for the 2019 annual tax clearance in the third quarter of 2020.

Net income

As a result of the foregoing, our net income decreased by 74.1% from RMB2,295 million in 2019 to RMB595 million in 2020.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2020 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,563,755	2,664,132	418,060
Restricted cash-current	1,112,152	1,305,435	204,851
Restricted time deposits-current	1,779,458	1,745,898	273,969
Short-term financing receivables, net	4,918,548	3,772,975	592,062
Loans at fair value	381,393	252,970	39,697
Prepaid expenses and other current assets	1,004,845	941,150	147,687
Deposits to insurance companies and guarantee companies	1,066,281	1,378,489	216,315
Short-term guarantee receivables, net	756,197	543,949	85,357
Short-term contract assets and service fees receivable, net	3,707,649	3,942,700	618,696
Restricted cash-non-current	163,999	149,247	23,420
Long-term financing receivables, net	204,761	241,127	37,838
Long-term guarantee receivables, net	218,654	101,562	15,937
Long-term contract assets and service fees receivable, net	481,989	244,672	38,394
Long-term investments	521,802	469,064	73,606
Other assets	462,285	826,883	129,756
Total assets	20,345,165	21,026,194	3,299,466
Liabilities:
Short-term borrowings	1,827,063	1,799,741	282,419
Short-term funding debts	4,685,935	3,101,381	486,674
Deferred guarantee income	694,582	419,843	65,883
Contingent guarantee liabilities	1,738,787	928,840	145,755
Accrued expenses and other current liabilities	2,926,347	3,873,657	607,861
Long-term funding debts	825,814	696,852	109,351
Convertible notes	1,920,227	1,882,689	295,435
Total liabilities	14,814,427	12,958,385	2,033,452
Total shareholders' equity	5,530,738	8,067,809	1,266,014

Cash and cash equivalents

Our cash and cash equivalents increased by 70.4% from RMB1,564 million as of December 31, 2020 to RMB2,664 million (US$418 million) as of December 31, 2021, primarily due to net cash provided by operating activities, partially offset by net cash used in financing activities.

Restricted cash - current

Restricted cash mainly represents (i) cash received from users but not yet repaid to funding parties or received from funding parties but not yet remitted to users, which is not available to fund our general liquidity needs; and (ii) security deposits set aside for our partnering commercial banks or certain institutional funding partners in case of users’ defaults.

Our current restricted cash increased by 17.4% from RMB1,112 million as of December 31, 2020 to RMB1,305 million (US$204.9 million) as of December 31, 2021, primarily due to an increase in the security deposits placed with and set aside for our partnering commercial banks in case of users' defaults.

Short-term financing receivables, net

Our net short-term financing receivables decreased by 23.3% from RMB4,919 million as of December 31, 2020 to RMB3,773 million (US$592 million) as of December 31, 2021, primarily due to the decrease associated with on-balance sheet loans originated on our platform in 2021.

Prepaid expenses and other current assets

Prepaid expenses and other current assets decreased by 6.3% from RMB1,005 million as of December 31, 2020 to RMB941 million (US$148 million) as of December 31, 2021, primarily due to a decrease in deposits to institutional funding partners.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as back-to-back guarantee to these insurance companies and guarantee companies in 2021. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies. Deposits to insurance companies and guarantee companies increased by 29.3% from RMB1,066 million as of December 31, 2020 to RMB1,378 million (US$216 million) as of December 31, 2021.

Guarantee receivables

Our guarantee receivables decreased by 39.6% from RMB975 million as of December 31, 2020 to RMB646 million (US$101 million) as of December 31, 2021, due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Deferred guarantee income

Our deferred guarantee income decreased by 33.8% from RMB695 million as of December 31, 2020 to RMB420 million (US$65.9 million) as of December 31, 2021, due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Contingent guarantee liabilities

Our contingent guarantee liabilities decreased by 46.6% from RMB1,739 million as of December 31, 2020 to RMB929 million (US$146 million) as of December 31, 2021, primarily due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Short-term and long-term contract assets and service fees receivable, net

The contract assets and service fees receivable remained relatively stable at RMB4,187 million (US$657 million) as of December 31, 2021, compared to RMB4,189 million as of December 31, 2020.

Long-term investments

Long-term investments decreased by 10.1% from RMB522 million as of December 31, 2020 to RMB469 million (US$73.6 million) as of December 31, 2021, primarily due to a disposal of an investment in an India company in 2021.

Other assets

Other assets increased by 78.9% from RMB462 million as of December 31, 2020 to RMB827 million (US$130million) as of December 31, 2021, primarily due to an increase in other long-term receivable as well as right-of-use assets.

Long-term financing receivables, net
Our net long-term financing receivables increased by 17.6% from RMB205 million as of December 31, 2020 to RMB241 million (US$37.8 million) as of December 31, 2021, primarily due to the increase of our average tenor of the on-balance sheet loans balance.

Short-term borrowings

Short-term borrowings remained relatively stable at RMB1.8 billion (US$282 million) as of December 31, 2021, compared to RMB1.8 billion as of December 31, 2020.

Short-term and long-term funding debts

Short-term funding debts decreased by 33.8% from RMB4,686 million as of December 31, 2020 to RMB3,101 million (US$487 million) as of December 31, 2021, long-term funding debts decreased by 15.6% from RMB826 million as of December 31, 2020 to RMB697 million (US$109 million) as of December 31, 2021, primarily due to the decrease in on-balance sheet loans originated in 2021.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities increased by 32.4% from RMB2,926 million as of December 31, 2020 to RMB3,874 million (US$608 million) as of December 31, 2021, primarily due to the increase in guarantee derivative liabilities, partially offset by decrease in payable for acquisition of land use rights.

Convertible notes

Convertible notes represented the US$300 million convertible senior notes we issued through a private placement in September 2019. The notes will mature in seven years due by September 16, 2026, bearing interest at a rate of 2.0% per annum. The holder of the Notes may require us to repurchase all or part of their Notes in cash on September 16, 2023 or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by institutional funding partners, the issuance of preferred shares in private placements, and issuance of convertible notes and asset-backed securities. In December 2017, we completed our initial public offering in which we issued and sold an aggregate of 12,000,000 ADSs, representing 24,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$93.7 million. In January 2018, as a result of the underwriters’ exercise of their over-allotment option in full, we issued and sold an additional of 1,800,000 ADSs, representing 3,600,000 Class A ordinary shares, resulting in net proceeds of approximately US$14.7 million. In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. As of December 31, 2019, 2020 and 2021, we had RMB2,085 million, RMB1,564 million and RMB2,664 million (US$418.1 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.”

Although we consolidate the results of the variable interest entities, we only have access to cash balances or future earnings of the consolidated variable interest entities through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and loans, and to the consolidated variable interest entities only through loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2022 and December 2023, and had weighted average interest rates of 9.7%, 9.3% and 9.2%, as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, institutional funding partners funded an aggregate amount of RMB3,005 million, RMB5,092 million and RMB3,540 million (US$555 million), in our outstanding financing receivables, respectively. As of December 31, 2020 and 2021, financing receivables amounting to RMB326 million and RMB1,193 million (US$187 million) were pledged as collaterals, respectively. The increase in pledged collaterals in 2021 was due to the increase in the amount of funds provided by certain institutional funding partners.

Liabilities to individual investors on Juzi Licai. Historically, we offered individual investors on Juzi Licai various investment programs. As of December 31, 2019, the terms of those programs were all within 24 months with weighted average interest rate of 7.7%. As of December 31, 2019, 2020 and 2021, individual investors on Juzi Licai funded an aggregate amount RMB821 million, nil and nil, respectively, in our outstanding financing receivables.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2019, 2020 and 2021, respectively:

	As of or for the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to institutional funding partners	2,962,172	4,685,935	3,101,381	486,674
Liabilities to individual investors on Juzi Licai	793,356	—	—	—
Total short-term funding debts	3,755,528	4,685,935	3,101,381	486,674
Long-term:
Liabilities to institutional funding partners	450,595	825,814	696,852	109,351
Total long-term funding debts	450,595	825,814	696,852	109,351

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2021 and associated interest payments.

	1-12 months	12-24 months	Total
	(RMB in thousands)
Liabilities to institutional funding partners	3,101,381	696,852	3,798,233
Total funding debts	3,101,381	696,852	3,798,233
Interest payments (1)	247,104	48,012	295,116
Total interest payments	247,104	48,012	295,116
(1)
Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2021.

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

The amount of interest expense recognized for the year ended December 31, 2021 totaled RMB44.9 million (US$7.0 million). The carrying value of this convertible notes as of December 31, 2021 was RMB1.9 billion (US$295 million).

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(778,504)	(211,019)	2,667,419	418,574
Net cash (used in)/provided by investing activities	(783,579)	(2,136,429)	414,615	65,062
Net cash provided by/(used in) financing activities	3,058,821	1,233,011	(1,779,534)	(279,249)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,246)	(27,970)	(23,592)	(3,699)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,488,492	(1,142,407)	1,278,908	200,688
Cash, cash equivalents and restricted cash at beginning of the year	2,497,134	3,985,626	2,839,906	445,643
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	(3,313)	—	—
Cash, cash equivalents and restricted cash at end of the year	3,985,626	2,839,906	4,118,814	646,331

Operating Activities

Net cash provided by operating activities was RMB2,667 million (US$419 million) in 2021. In 2021, the difference between net cash used in operating activities and our net income of RMB2,334 million (US$366 million) mainly resulted from provision for credit losses of contingent liabilities of guarantee of RMB622 million (US$97.7 million), provision for credit losses of contract assets and receivables of RMB531 million (US$83.4 million), net change in fair value of financial guarantee derivatives of RMB459 million (US$72.0 million), net change in fair value of loans at fair value of RMB112 million (US$17.5 million), deferred income tax of RMB396 million (US$62.2 million), provision for credit losses of financing and interest receivables of RMB401 million (US$62.9 million), share-based compensation expenses of RMB188 million (US$29.5 million), depreciation and amortization of RMB91 million (US$14.2 million). Changes in operating assets and liabilities mainly included an increase in contract assets and service fees receivables of RMB473 million (US$74.3 million), an increase in deposits to insurance companies and guarantee companies of RMB312 million (US$49.0 million), an increase in other assets of RMB140 million (US$22.0million), a decrease in contingent guarantee liabilities of RMB1,432 million (US$225 million), a decrease in financing receivables related to online direct sales of RMB179 million (US$28.1 million), a decrease in guarantee receivables of RMB293 million (US$45.9 million), a decrease in deferred guarantee income of RMB274 million (US$43.1 million) and a decrease in other long-term liabilities of RMB110 million (US$17.2 million), partially offset by an increase in accrued expenses and other current liabilities of RMB550 million (US$86.3 million). The decrease in contingent guarantee liabilities primarily due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460. The increase in contract assets and service fees receivable and guarantee receivables was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Net cash used in operating activities was RMB211 million in 2020. In 2020, the difference between net cash used in operating activities and our net income of RMB595 million mainly resulted from provision for credit losses of financing and interest receivables of RMB779 million, share-based compensation expenses of RMB199 million, provision for credit losses of contingent liabilities of guarantee of RMB2,881 million, net change in fair value of financial guarantee derivatives of RMB707 million, provision for credit losses of contract assets and service fees receivable of RMB442 million, investment-related impairment of RMB69.2 million, depreciation and amortization of RMB53.4 million, amortization of the right-of-use assets of RMB53.9 million, foreign exchange gain of RMB85.2 million and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly included an increase in contract assets and service fees receivable of RMB1,025 million, a decrease in deposits to insurance companies and guarantee companies of RMB185 million, a decrease in guarantee receivables of RMB275 million, an increase in accrued expenses and other current liabilities of RMB786 million, an increase in land use rights of RMB1.0 billion, an increase in other assets of RMB74.9 million, a decrease in funds payable to Individual Investors of RMB619 million, a decrease in prepaid expenses and other current assets of RMB273 million, a decrease in financing receivables related to online direct sales of RMB288 million, a decrease in inventories of RMB60.0 million, a decrease in accrued interest payable of RMB50.2 million, a decrease in accounts payable of RMB159 million, a decrease in deferred guarantee income of RMB787 million and a decrease in contingent guarantee liabilities of RMB3,566 million. The increase in contract assets and service fees receivable was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business and loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606. The change in contingent guarantee liabilities was primarily due to provision for credit losses of contingent liabilities of guarantee recognized earlier in life of a contract as a result of the adoption of ASC 326.

Net cash used in operating activities was RMB779 million in 2019. In 2019, the difference between net cash used in operating activities and our net income of RMB2,295 million mainly resulted from provision for credit losses of financing receivables and interest receivables of RMB709 million, share-based compensation expenses of RMB177 million, net change in fair value of financial guarantee derivatives of RMB212 million, net gain on guarantee liabilities of RMB196 million, provision for credit losses of contract assets and service fees receivable of RMB125 million, deferred income tax of RMB59.9 million, fair value changes of long-term investments of RMB51.3 million and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly included an increase in contract assets and service fees receivable of RMB2,342 million, an increase in deposits to insurance companies and guarantee companies of RMB1,251 million, an increase in guarantee receivables of RMB981 million, an increase in other assets of RMB298 million, a decrease in funds payable to Individual Investors of RMB163 million, an increase in prepaid expenses and other current assets of RMB730 million, a decrease in accrued interest payable of RMB95.2 million, partially offset by an increase in guarantee liabilities of RMB1,494 million, an increase in accrued expenses and other current liabilities of RMB144 million and an increase in accounts payable of RMB66.0 million. The increase in contract assets and service fees receivable and guarantee receivables was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business and loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606. The increase in guarantee liabilities and deposits to insurance companies and guarantee companies was primarily due to the increase in outstanding off-balance sheet loans funded by certain institutional funding partners for which we guarantee the principal and interest payment.

Investing Activities

Net cash provided by investing activities was RMB415 million (US$65.1 million) in 2021, which was primarily attributable to principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB18,942 million (US$2,972 million), collection of principals of loans at fair value of RMB4,052 million (US$636 million) and withdraw of restricted time deposits of RMB2,504 million (US$393 million), partially offset of financing receivables originated (excluding receivables related to online direct sales) of RMB18,421 million (US$2,891 million), investments in loans at fair value or RMB3,852 million (US$604 million), placement of restricted time deposits of RMB2,467 million (US$387 million), cash paid on loans to third parties of RMB292 million (US$45.9 million) and purchases of property, equipment and software of RMB122 million (US$19.1 million).

Net cash used in investing activities was RMB2,136 million in 2020, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB23,194 million, placement of restricted time deposits of RMB1,832 million, investments in loans at fair value of RMB7,067 million and cash paid on long‑term investments of RMB97.2 million, partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB21,447 million, collection of principals of loans at fair value of RMB6,639 million and withdrawal of restricted time deposits of RMB2,015 million.

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

Financing Activities

Net cash used in financing activities was RMB1,780 million (US$279 million) in 2021, which was primarily attributable to principal payments on funding debts of RMB19,981 million (US$3,135 million) and principal payments on borrowings of RMB2,331 million (US$366 million), partially offset by proceeds from funding debts of RMB18,221 million (US$2,859 million) and proceeds from borrowings of RMB2,304 million (US$362 million).

Net cash provided by financing activities was RMB1,233 million in 2020, which was primarily attributable to proceeds from funding debts of RMB20,546 million, proceeds from borrowings of RMB2,004 million and proceeds from non-controlling shareholders of RMB40.0 million, which were partially offset by principal payments on funding debts of RMB19,211 million and principal payments on borrowings of RMB2,155 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include capital expenditures and contractual obligations, including funding debts, convertible notes, short-term borrowings, operating lease obligations, and commitment to purchase delinquent loans.

Capital Expenditures

We incurred capital expenditures of RMB49.9 million, RMB86.6 million and RMB122 million (US$19.1 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software, and in construction of our new headquarters located in Shenzhen. Our capital expenditures for 2022 are expected to be approximately RMB94.8 million, including RMB63.6 million payment in construction of our new headquarters located in Shenzhen, and RMB31.2 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

In February 2020, we have successfully bid for a plot of land in Shenzhen’s Nanshan district to support our continued growth. The total purchase price for the acquisition of the land use right is RMB1.032 billion and we have made the first installment payment of RMB516 million in February 2020. In February 2021, we paid the remaining 50% of the purchase price.

Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2021:

	Payment Due by Period
	Total	Less than 1 year	1— 2 years	2 — 3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	4,093,349	3,348,485	744,864	—	—
Convertible notes	1,987,624	38,254	1,949,370	—	—
Short-term borrowings	1,840,107	1,840,107	—	—	—
Operating lease obligations	212,957	55,088	45,155	41,129	71,585
Commitment to purchase delinquent loan	826,839	826,839	—	—	—
Total	8,960,876	6,108,773	2,739,389	41,129	71,585

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Off-Balance Sheet Arrangements

We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from user and distributions to certain institutional funding partners. Prior to November 2019, we were obligated to compensate the funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment according to the terms of the loan in the event that a user makes an early repayment of the loan to the funding partners. Therefore, we effectively provide guarantees to the funding partners against the credit risk and prepayment risk. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Guarantee derivatives”. Since November 2019, we ceased to compensate interest repayment under the original terms of the loans to institutional funding partners in the event that borrowers repay their loans early. Therefore, according to relevant financial guarantee contracts with certain institutional funding partners, the guarantee provided by us is solely for the purpose of reimbursing them in the event that the borrowers fail to satisfy their required payment obligations. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Guarantee receivables and liabilities”.

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

Holding Company Structure

LexinFintech Holdings Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, the variable interest entities and their subsidiaries in China. As a result, LexinFintech Holdings Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, the variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China and the variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.

Allowance for credit losses

The allowance for credit losses represents our estimate of expected credit losses on the financial assets measured at amortized cost and financial guarantees not accounted for as derivatives for off-balance sheet loans. The lifetime expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

The allowance for credit losses is based on our significant judgment regarding:

•
Probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and recent performance; and

•
Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account the expected future recoveries.

The macroeconomic factors used in estimation include variables that have historically been key drivers of increases and decreases in credit losses, such as GDP and M2. M2 is a measurement of broad money supply including cash and deposits, which is published by People's Bank of China on a routine basis.

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Probability of default (lifetime)	+/- 100 bps	8,336 / (8,336)
Loss given default	+/- 100 bps	26,184 / (26,184)

Fair value measurement of financial guarantee derivatives

Financial guarantee derivatives provided for off-balance sheet loans are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services.

Our estimate of fair value is based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The significant assumptions in the determination of the fair value of financial guarantee derivatives include the expected loss rates for off-balance sheet loans and margins on cost of guarantee services. Changes in the assumptions may have a significant impact on the fair value of financial guarantee derivatives. The effect of the indicated increase/decrease in the assumption of the expected loss rates for off-balance sheet loans for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Weighted average cumulative loss rate (i)	+/- 100 bps	36,222 / (36,222)

(i) Expressed as a percentage of the original principal balance of the loans.

Revenue recognition for loan facilitation and servicing fees

We provide intermediary services to the borrowers and funding partners as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee, if any. We identify loan facilitation and matching services and post-origination services as distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The total transaction price is first allocated to the financial guarantee based on the estimated fair value of the guarantee liability at the loan inception, the remaining consideration is allocated to each of the performance obligations based on relative standalone selling price, and include variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees-performance based is recognized at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

Significant judgment is applied in allocation of transaction prices for each distinct performance obligation and in determination of variable considerations. We primarily use the expected cost plus a margin approach to determine the standalone selling price. A number of key factors were considered for the estimation of standalone selling price, including the estimated cost of providing the services and the estimated margins. The variable consideration of loan facilitation and servicing fees-performance based is estimated using the expected value method, i.e, based on revenue sharing rates and estimated repayment amount collectible from the borrowers by funding partners, taking into consideration of the expected loss rates of the underlying off-balance sheet loans. The increase in the expected loss rates of the underlying off-balance sheet loans will result in the decrease in revenue recognized. We update our estimate on a quarterly basis, and any adjustments to the estimate are recognized as adjustments to revenue using the cumulative catch-up method. The revenue recognition is sensitive to our estimates in these factors. Changes in our estimates of these factors may have a significant impact on the revenue recognized.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	38	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	42	President and Director
Sunny Rui Sun	50	Chief Financial Officer and Director
Kris Qian Qiao	43	Chief Financing Cooperation Officer and Director
Shirley Yunwen Yang	51	Chief Human Resources Officer
Jason Ming Zhao	46	Chief Marketing Officer
Erwin Yong Lu	47	Chief Technology Officer
Jayden Yang Qiao	43	Chief Risk Officer
Suining Xiao	74	Director
Wei Wu	57	Independent Director
Xiaoguang Wu	46	Independent Director
Neng Wang	48	Independent Director
Annabelle Yu Long	49	Independent Director

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

Ms. Sunny Rui Sun has served as our chief financial officer and our director since September 2021. Ms. Sun has more than 20 years of working experiences both abroad and in China in the area of financial management, corporate development and mergers & acquisitions across diversified industries. Prior to joining Lexin, Ms. Sun was the Chief Financial Officer of Medlinker Limited, a leading internet hospital in China and the Chief Financial Officer of Yitu Limited, a leading AI chip design and AI technology application company in China. Before that, Ms. Sun served as the Chief Growth Officer of Yum China (NYSE: YUMC) as well as other senior positions in the company. Before that, Ms. Sun was the Senior Managing Director of CVC Capital Partners, a private equity firm. Ms. Sun also worked at various executive positions at Daimler AG and Danone Asia. Ms. Sun holds an MBA degree from Said Business School of Oxford University.

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

Mr. Jayden Yang Qiao has served as our chief risk officer since July 2021. Mr. Qiao joined us in early 2021 as our vice president, responsible for our risk management. Mr. Qiao has over 15 years of experience in a variety of management positions in leading multinational and technology companies in different countries. Prior to joining us, Mr. Qiao held various senior positions with JD Digits from 2016 to 2020, including as the chief executive officer of JD Digits' subsidiary, ZRobot. From 2015 to 2016, Mr. Qiao was the co-founder and chief risk officer of Shanghai Niuwa Internet Financial Information Service. From 2006 to 2015, Mr. Qiao held various senior managerial and other positions with Discover Financial Services in both the U.S. and China. In addition, Mr. Qiao is the holder of numerous patents and copyrights for his inventions. Mr. Qiao received his bachelor’s degree in economics from the University of Colorado, his dual master’s degree in business administration and economics from the University of Iowa. In addition, Mr. Qiao is also a member of the expert advisory committee of the Chartered Global Financial Technology Master project at the Shanghai Advanced Institute of Finance (SAIF) of Shanghai Jiaotong University, a member of the “Young Experts” of the Internet Society of China (ISC), and a member of the evaluation committee of the Shenzhen Credit Professionals Association.

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

Ms. Annabelle Yu Long has served as our independent director since August 2020. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum's Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves on the board of directors and as a member of the audit committee of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and Nio Inc. (NYSE:NIO), respectively. Ms. Long received a bachelor’s degree in electrical engineering from the University of Electronic Science and Technology in China and an MBA from the Stanford Graduate School of Business.

B. Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB32.8 million (US$5.2 million) in cash to our executive officers and an aggregate of approximately RMB1.3 million (US$200 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Jared Yi Wu	*	0.0001	June 30, 2016	June 30, 2026
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Sunny Rui Sun	*	0.5	November 25, 2021	November 25, 2031
Kris Qian Qiao	*	0.0001	November 8, 2017	November 8, 2027
	*	5.15	May 25, 2018	May 25, 2028
	* (1)	—	January 22,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
Shirley Yunwen Yang	* (1)	—	March 14,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 18, 2022	January 18, 2032
Jason Ming Zhao	*	0.0001	November 8, 2017	November 8, 2027
	* (1)	—	January 22,2019	—
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 18, 2022	January 18, 2032
Erwin Yong Lu	*	0.5	March 18, 2021	March 18, 2031
	*	0.5	January 18, 2022	January 18, 2032
Jayden Yang Qiao	*	0.5	March 18, 2021	March 18, 2031
	*	0.5	March 18, 2021	March 18, 2031
	*	0.5	January 18, 2022	January 18, 2032
Suining Xiao	—	—	—	—
Wei Wu	*	0.0001	November 8, 2017	November 8, 2027
	* (1)	—	March 29, 2022	—
Xiaoguang Wu	* (1)	—	March 29, 2022	—
Neng Wang	* (1)	—	March 29, 2022	—
Annabelle Yu Long	* (1)	—	August 18, 2020	—
All Directors and Executive Officers as a Group	7,583,336

* Upon exercising of all options that are exercisable with 60 days after the date of this annual report and vesting of all restricted shares unites that are to be vested within 60 days after the date of this annual report, would beneficially own less than 1% of our total outstanding shares.

(1)
Represents restricted share units.

C. Board Practices
Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or transaction, proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of our company to raise or borrow money, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People's Republic of China
Foreign Private Issuer	Yes
Disclose Prohibited Under Home Country Law	No
Total Number of Directors	9
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D. Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
	Number	% of Total Employees
Functions:
E-commerce and operations	198	5.1
Risk management	355	9.1
Research and development	765	19.6
Sales and marketing	2,308	59.2
General and administrative	270	6.9
Total number of employees	3,896	100

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 368,778,179 ordinary shares outstanding as of March 31, 2022, comprising of (i) 274,312,486 Class A ordinary shares, excluding the 12,118,460 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan, and (ii) 94,465,693 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis †	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	5,908,616	94,465,693	27.2	78.0
Jared Yi Wu	*	—	*	*
Sunny Rui Sun	*	—	*	*
Kris Qian Qiao	*	—	*	*
Shirley Yunwen Yang	*	—	*	*
Jason Ming Zhao	*	—	*	*
Ervin Yong Lu	*	—	*	*
Jayden Yang Qiao	*	—	*	*
Suining Xiao(2)	—	—	—	—
Wei Wu(3)	*	—	*	*
Xiaoguang Wu(4)	*	—	*	*
Dr. Neng Wang(5)	*	—	*	*
Annabelle Yu Long(6)	*	—	*	*
All Directors and Executive Officers as a Group	8,746,984	94,465,693	27.8	78.1
Principal Shareholders:
Installment Payment Investment Inc.(7)	5,766,950	94,465,693	27.2	78.0
K2 Partners entities(8)	39,527,554	—	10.7	3.2
OceanLink Management Ltd.(9)	26,419,590	—	7.2	2.2
OceanLink Partners Fund, LP(10)	12,303,904	—	3.3	1.0

* Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.

** Except for Suining Xiao, Wei Wu, Xiaoguang Wu, Dr. Neng Wang, and Annabelle Yu Long, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of March 31, 2022 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022. The total number of ordinary shares outstanding as of March 31, 2022 is 368,778,179.

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

(1)
Represents 2,883,475 ADSs, representing 5,766,950 Class A ordinary shares, and 94,465,693 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, as of March 31, 2022, and 141,666 Class A ordinary shares issuable to Mr. Wenjie Xiao upon exercise of options granted to within 60 days after March 31, 2022. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.
(2)
The business address of Mr. Suining Xiao is Room 2604, Hantang Building, Oversea Chinese Town, Nanshan District, Shenzhen 518053, the People’s Republic of China.

(3)
The business address of Mr. Wei Wu is Flat E, 9/F, Tower 5, The Visionary, 1 Ying Hong Street, Tung Chung, Lantau Island, Hong Kong.

(4)
The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air On The Peak, South Island, Pokfulam, Hong Kong.
(5)
The business address of Dr. Neng Wang is Kravis 1102, 665 W 130th St, New York, NY 10027, USA.
(6)
The business address of Ms. Annabelle Yu Long is Unit 1610, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, the People’s Republic of China.

(7)
Represents 5,766,950 Class A ordinary shares and 94,465,693 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.

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

(9)
Represents 26,419,590 Class A ordinary shares held by OLP Capital Management Limited. Richard Li and Di Fan Shen claimed shared voting power and shared dispositive power to the 26,419,590 Class A ordinary shares. The business address of OLP Capital Management Limited, Richard Li and Di Fan Shen is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by OLP Capital Management Limited, Richad Li and Di Fan Shen with the SEC on February 14, 2022.

(10)
Represents 12,303,904 Class A ordinary shares held by OceanLink Partners Fund, LP, a Delaware limited partnership. OLP Capital Management Limited is the general partner of OceanLink Partners Fund, LP. The business address of OceanLink Partners Fund, LP is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by OceanLink Partners Fund, LP with the SEC on February 14, 2022.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of March 31, 2022, 368,778,179 of our ordinary shares were issued and outstanding. To our knowledge, a total of 269,935,730 Class A ordinary shares, representing approximately 73.2% of our total outstanding ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions
Contractual Arrangements with the Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through the variable interest entities and their subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

Transactions with Individual Directors and Officers

Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors by the Company. As of December 31, 2019, 2020 and 2021, we had RMB40.8 million, RMB61.9 million and RMB15.0 million (US$2.4 million) due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm’s-length transactions with third-party individual investors.

Transactions with JD.com, Ji’an Aojuxun, Ji’an Aoxinlian and Aileyou

In 2015, we entered into a strategic cooperation agreement with JD.com and a series of related agreements pursuant to which we source our products sold on our e-commerce channel and receive fulfillment and storage service from JD.com. In 2019, we purchased goods and received services from JD.com in a total amount of RMB828 million. In considering the equity interests of us held by JD, the transaction volumes between JD.com and us as well as other relevant factors, JD was no longer a related party of us starting from January 1, 2020. As of December 31, 2020 and 2021, we did not have any amount due to JD.com as a related party.

Ji'an Aojuxun Information Consulting Service Co., Ltd (“Ji’an Aojuxun”) and Ji'an Aoxinlian Information Consulting Service Co., Ltd (“Ji’an Aoxinlian”), which provide collection services to the Company, are controlled by the immediate family member of the Group's senior management.

The transactions with the two entities for the year ended December 31, 2019, 2020 and 2021 were RMB9.3 million, RMB28.6 million and RMB20.5 million (US$3.2 million) respectively. As of December 31, 2020, the amounts due to Ji'an Aoxinlian and Ji’an Aojuxun were RMB4.7 million and nil, respectively. As of December 31, 2021, the amounts due to Ji'an Aoxinlian and Ji’an Aojuxun were RMB4.8 million (US$0.8 million) and nil, respectively.

Shenzhen Aileyou Information Technology Co., Ltd.(“Aileyou”) is an equity investment of the Group. The transaction with Aileyou for the year ended December 31, 2019, 2020 and 2021 were nil, RMB2.1 million and RMB7.7 million (US$1.2 million), respectively. The amounts due to Aileyou as of December 31, 2020 and 2021 were RMB0.9 million and RMB3.3 million (US$0.5 million), respectively.

Loan Agreement with L.P.

L.P. Technology Holdings Limited (“L.P”) is an equity investment of the Group. In 2020 and 2021, we entered into loan agreements with L.P. and agreed to provide loan to facilitate L.P.'s business operations. These loans carry a fixed rate of interest which approximated the market interest rate at the inception of the loans. As of December 31, 2020 and 2021, the amounts due from L.P. was RMB0.9 million and RMB6.1 million (US$0.9 million), respectively.

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

Form F-3 Registration Rights. After our initial public offering, we shall use our best efforts to qualify for registration on Form F-3. After we are qualified to use Form F-3, holders of our securities may request to us in writing to effect a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$1,000,000, or (ii) we have already effected three registrations in the 6-month period preceding the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12-months period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

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

In September 2020, we and certain of our officers and directors were named as defendants in two putative federal securities class actions captioned In re LexinFintech Holdings, LTD Sec. Litig., No. 3:20-cv-01562-SI (U.S. District Court for the District of Oregon, First Amended Complaint filed on September 18, 2020) (the “Oregon Action”) and Ernesto Vela v. LexinFintech Holdings, Ltd. et al., No. 1:20-cv-12606 (U.S. District Court for the District of New Jersey, Complaint filed on September 11, 2020) (the “New Jersey Action). Both actions alleged that the defendants made misstatements and omissions regarding our business, operations and financial performance in violation of the Securities Act and the Exchange Act. On November 9, 2020, plaintiffs in the New Jersey Action voluntarily dismissed their complaint. In November 2021, the Court granted the Company’s motion to dismiss the complaint in the Oregon Action, and in December 2021, the parties filed a joint stipulation whereby Plaintiffs agreed to voluntarily dismiss their complaint. For risks and uncertainties relating to legal proceedings, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been and may be subject to intellectual property infringement claims or other legal proceedings and claims in the ordinary course of which may be expensive to defend and may disrupt our business and operations.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register anytransfer of any ordinary share unless:

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

Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not presently anticipate becoming a PFIC in the current taxable year or the foreseeable future.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. Among other matters, if our market capitalization continues to decline, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the nature and composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

Individuals and other non-corporate recipients of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal income tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation will generally be considered to be a qualified foreign corporation (i) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (ii) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program. Our ADSs are readily tradable on the Nasdaq Global Select Market, which is an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty,” which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, its eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq Global Select Market, which is qualified securities exchange for this purpose. We anticipate that our ADSs would qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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
Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2021, we expected to receive approximately US$1.8 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the year ended December 31,
	2020		2021
Audit fees(1)	US	$2,697,318	US	$2,630,602
Tax fees(2)	US	$67,824	US	$85,828
Other service fees(3)	US	$63,383	US	$308,285

(1)
“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million of our ADSs or ordinary shares over the twelve-month period through March 16, 2023. The share repurchase program was publicly announced on March 16, 2022.

As of March 31, 2022, we had repurchased a total of approximately 1.4 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from March 16, 2022 to March 31, 2022. All shares were repurchased in the open market pursuant to the share repurchase program announced on March 16, 2022.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plan
March 16 to March 31, 2022	1,398,881	2.8594	1,398,881	46,000,004

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of LexinFintech Holdings Ltd., its subsidiaries and its consolidated affiliated entities are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.3

Deposit Agreement dated December 20, 2017 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our registration statement on Form S-8 (file no. 333-225322) filed with the Securities and Exchange Commission on May 31, 2018)

2.4

Fourth Amended and Restated Shareholders Agreement dated October 21, 2017 between the Registrant and other parties thereto (incorporated by reference to Exhibit 4.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

2.5

Description of American Depositary Shares of the Registrant (incorporated by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.1

The 2017 Share Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-221509) filed with the Securities and Exchange Commission on November 13, 2017)

4.3

Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.4

Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.5

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Fenqile Network Technology Co., Ltd. dated November 4, 2014 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.6

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co. Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.6 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.7

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Fenqile Network Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.8

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.9

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.10

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.11

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.12

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.13

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.14

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.15

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.18

English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.19

English translation of Loan Agreements among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co. Ltd. dated May 10, 2017 and June 1, 2018 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.20

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.21

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.22

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017, and its Supplementary Agreement dated April 13, 2017 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.23

English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 9, 2017 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.24

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated April 13, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.25

English translation of Exclusive Business Cooperation Agreement between Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.26

English translation of Exclusive Option Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.27

English translation of Equity Pledge Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.28

English translation of Power of Attorney Agreement between Shenzhen Lexin Software Technology Co. Ltd. and the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated January 25, 2019 and April 15, 2020 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.29

English translation of Loan Agreement among Shenzhen Lexin Software Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated April 15, 2020 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.30

English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trading Co., Ltd. and Guangzhou Jingdong Trading Co., Ltd. dated May 1 2017 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.31

Convertible Note Purchase Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 11, 2019 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020) (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.32

Registration Rights Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.33

English translation of Headquarter Project Development Supervision Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and Shenzhen Nanshan People’s Government dated February 25, 2020 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.34

English summary of Nanshan Land Usage Rights Purchase Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and the Planning and Natural Resources Administration of Shenzhen dated February 26, 2020 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.35

English translation of Exclusive Business Cooperation Agreement between Beihai Green Lemon Technology Co., Ltd. and Beihai Super Egg E-Commerce Co., Ltd. dated June 26, 2018 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2021)

4.36*

English translation of Exclusive Option Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021

4.37*

English translation of Equity Pledge Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021

4.38*	English translation of Power of Attorney Agreement between Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021

4.39*	English translation of Loan Agreement among Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

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

LEXINFINTECH HOLDINGS LTD.
		By:	/s/ Jay Wenjie Xiao
		Name:	Jay Wenjie Xiao
Date:	April 29, 2022	Title:	Chief Executive Officer and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

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

Revenue recognition for loan facilitation and servicing fees

As described in Note 2(m) to the consolidated financial statements, revenues from loan facilitation and servicing fees were RMB7,018 million for the year ended December 31, 2021. The Company has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees-performance based is recognized at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

The principal considerations for our determination that performing procedures relating to revenue recognition for loan facilitation and servicing fees is a critical audit matter are the significant judgment by management in the allocation of transaction prices and determination of variable considerations. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee, the relative standalone selling prices of the loan facilitation and matching services and post-origination services, as well as the estimated variable considerations. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee, the relative standalone selling prices, and the estimated variable considerations. These procedures also included, among others, testing management’s process for developing the fair value of the financial guarantee, including testing the appropriateness and mathematical accuracy of the fair value calculation; testing the completeness, accuracy, and relevance of data used in the calculation; and evaluating the reasonableness of significant assumptions used by management related to the expected loss rates at loan inception and the expected margins on cost of guarantee services. These procedures also included testing management’s process for developing the estimated standalone selling prices and determining variable considerations, and evaluating the reasonableness of significant assumptions used by management related to the estimated cost of providing the services and the estimated margins, as well as the expected loss rates of the underlying off-balance sheet loans. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s model and significant assumptions to determine the fair value of the financial guarantee at loan inception and the variable consideration of expected loss rates for underlying off-balance sheet loans.

Expected credit losses on financial assets and contingent guarantee liabilities

As described in Notes 2(g), 2(j), 3 and 4 to the consolidated financial statements, the Company has financial assets and financial guarantees provided for off-balance sheet loans that are subject to credit losses. The current expected credit losses (“CECL”) methodology also applies to the off-balance sheet credit exposures of financial guarantees not accounted for as derivatives. As of December 31, 2021, allowance for credit losses related to financing receivables, contract assets and service fees receivable, and guarantee receivables were RMB327 million, RMB222 million and RMB25 million, respectively; the contingent guarantee liabilities provided for off-balance sheet loans were RMB929 million. The lifetime expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

The principal considerations for our determination that performing procedures relating to expected credit losses on financial assets and contingent guarantee liabilities is a critical audit matter are the significant judgment by management in the determination of the expected loss rates on the financial assets and contingent guarantee liabilities. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of expected credit losses. The audit effort involved the use of professionals with specialized skill and knowledge.

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

Fair value measurement of financial guarantee derivatives

As described in Note 2(l), 9 and 12 to the consolidated financial statements, guarantee derivative liabilities provided for off-balance sheet loans were RMB1,474 million as of December 31, 2021. Financial guarantee derivatives are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined by the Company based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services.

The principal considerations for our determination that performing procedures relating to fair value measurement of financial guarantee derivatives is a critical audit matter are the significant judgment by management in the determination of the fair value of financial guarantee derivatives as of the date of the consolidated financial statements. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee derivatives, including estimates of the expected loss rates and margins on cost of guarantee services as of the date of the consolidated financial statements. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of fair value of financial guarantee derivatives. These procedures also included, among others, testing management’s process for estimating the fair value of the financial guarantee derivatives, including evaluating the appropriateness of the models and methodology, testing the completeness and accuracy of data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements, and evaluating the reasonableness of significant assumptions used by management related to the expected loss rates and margins on cost of guarantee services. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2022

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	1,563,755	2,664,132	418,060
Restricted cash	1,112,152	1,305,435	204,851
Restricted time deposits	1,779,458	1,745,898	273,969
Short-term financing receivables, net of allowance for credit losses of RMB508,013 and RMB307,341 as of December 31, 2020 and December 31, 2021, respectively	4,918,548	3,772,975	592,062
Loans at fair value	381,393	252,970	39,697
Accrued interest receivable, net of allowance for credit losses of RMB1,681 and RMB1,367 as of December 31, 2020 and December 31, 2021, respectively	79,793	53,513	8,397
Prepaid expenses and other current assets	1,004,845	941,150	147,687
Amounts due from related parties	941	6,337	994
Deposits to insurance companies and guarantee companies	1,066,281	1,378,489	216,315
Short-term guarantee receivables, net of allowance for credit losses of RMB58,771 and RMB21,006 as of December 31, 2020 and December 31, 2021, respectively	756,197	543,949	85,357
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB65,607 and RMB187,261 as of December 31, 2020 and December 31, 2021, respectively	3,707,649	3,942,700	618,696
Inventories, net	47,170	47,816	7,503
Total current assets	16,418,182	16,655,364	2,613,588
Non‑current assets
Restricted cash	163,999	149,247	23,420
Long‑term financing receivables, net of allowance for credit losses of RMB21,149 and RMB19,523 as of December 31, 2020 and December 31, 2021 respectively	204,761	241,127	37,838
Long-term guarantee receivables, net of allowance for credit losses of RMB16,994 and RMB4,061 as of December 31, 2020 and December 31, 2021, respectively	218,654	101,562	15,937
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB18,970 and RMB34,973 as of December 31, 2020 and December 31, 2021, respectively	481,989	244,672	38,394
Property, equipment and software, net	125,694	195,330	30,652
Land use rights, net	1,000,467	966,067	151,597
Long‑term investments	521,802	469,064	73,606
Deferred tax assets	747,332	1,176,878	184,678
Other assets	462,285	826,883	129,756
Total non‑current assets	3,926,983	4,370,830	685,878
TOTAL ASSETS	20,345,165	21,026,194	3,299,466
LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB42,961 and RMB15,705 as of December 31, 2020 and December 31, 2021, respectively)	42,961	15,705	2,464
Amounts due to related parties (including amounts of the consolidated VIEs of RMB67,514 and RMB23,102 as of December 31, 2020 and December 31, 2021, respectively)	67,514	23,102	3,625
Short‑term borrowings (including amounts of the consolidated VIEs of RMB1,751,633 and RMB1,735,931 as of December 31, 2020 and December 31, 2021, respectively)	1,827,063	1,799,741	282,419
Short‑term funding debts (including amounts of the consolidated VIEs of RMB4,685,935 and RMB3,101,381 as of December 31, 2020 and December 31, 2021, respectively)	4,685,935	3,101,381	486,674
Accrued interest payable (including amounts of the consolidated VIEs of RMB26,972 and RMB15,900 as of December 31, 2020 and December 31, 2021, respectively)	36,484	24,851	3,900
Deferred guarantee income (including amounts of the consolidated VIEs of RMB694,582 and RMB419,843 as of December 31, 2020 and December 31, 2021, respectively)	694,582	419,843	65,883
Contingent guarantee liabilities (including amounts of the consolidated VIEs of RMB1,738,787 and RMB928,840 as of December 31, 2020 and December 31, 2021, respectively)	1,738,787	928,840	145,755
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs of RMB2,509,671 and RMB3,393,092 as of December 31, 2020 and December 31, 2021, respectively)	2,926,347	3,873,657	607,861
Total current liabilities	12,019,673	10,187,120	1,598,581

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			Note 2(e)
Non-current Liabilities
Long‑term funding debts (including amounts of the consolidated VIEs of RMB825,814 and RMB696,852 as of December 31, 2020 and December 31, 2021, respectively)	825,814	696,852	109,351
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB21,046 and RMB53,630 as of December 31, 2020 and December 31, 2021, respectively)	21,046	54,335	8,526
Convertible notes	1,920,227	1,882,689	295,435
Other long-term liabilities (including amounts of the consolidated VIEs of RMB23,218 and RMB92,256 as of December 31, 2020 and December 31, 2021, respectively)	27,667	137,389	21,559
Total non‑current liabilities	2,794,754	2,771,265	434,871
TOTAL LIABILITIES	14,814,427	12,958,385	2,033,452
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 268,935,832 shares issued, 267,356,928 shares outstanding as of December 31, 2020; 1,889,352,801 shares authorized, 286,430,946 shares issued, 273,270,100 shares outstanding as of December 31, 2021)	176	180	28
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 96,727,057 shares issued and outstanding as of December 31, 2020; 110,647,199 shares authorized, 94,465,693 shares issued and outstanding as of December 31, 2021)	58	57	9
Additional paid-in capital	2,724,006	2,918,993	458,054
Statutory reserves	649,234	901,322	141,437
Accumulated other comprehensive income	3,308	11,273	1,769
Retained earnings	2,113,956	4,195,791	658,411
Total equity attributable to owners of the company	5,490,738	8,027,616	1,259,708
Non-controlling interests	40,000	40,193	6,306
TOTAL SHAREHOLDERS’ EQUITY	5,530,738	8,067,809	1,266,014
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,345,165	21,026,194	3,299,466

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Online direct sales	3,623,991	1,900,835	1,661,156	260,672
Membership services	112,558	113,107	107,901	16,932
Other services (including commission fee from a related party of nil, RMB2,087 and RMB7,731 for the years ended December 31, 2019, 2020 and 2021, respectively)	92,292	68,890	86,304	13,543
Online direct sales and services income	3,828,841	2,082,832	1,855,361	291,147
Loan facilitation and servicing fees-credit oriented	4,811,868	3,786,996	4,448,344	698,042
Interest and financial services income and other revenues	1,146,824	1,418,892	1,732,922	271,933
Guarantee income	—	2,319,693	774,544	121,543
Credit-oriented services income	5,958,692	7,525,581	6,955,810	1,091,518
Loan facilitation and servicing fees-performance based	648,516	1,930,835	2,289,452	359,265
Loan facilitation and servicing fees-volume based	167,458	106,007	279,902	43,923
Platform-based services income	815,974	2,036,842	2,569,354	403,188
Total operating revenue	10,603,507	11,645,255	11,380,525	1,785,853
Operating cost:
Cost of sales (including cost of goods purchased from a related party of RMB827,809, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	(3,624,301)	(1,907,508)	(1,759,956)	(276,176)
Funding cost	(508,829)	(589,837)	(457,615)	(71,810)
Processing and servicing cost (including collection service fee from related parties of RMB9,291, RMB28,645 and RMB20,493 for the years ended December 31, 2019, 2020 and 2021, respectively)	(642,126)	(1,413,212)	(1,858,901)	(291,702)
Provision for credit losses of financing and interest receivables	(708,684)	(779,235)	(401,104)	(62,942)
Provision for credit losses of contract assets and receivables	(125,471)	(441,805)	(531,237)	(83,363)
Provision for credit losses of contingent liabilities of guarantee	—	(2,880,590)	(622,438)	(97,674)
Total operating cost	(5,609,411)	(8,012,187)	(5,631,251)	(883,667)
Gross profit	4,994,096	3,633,068	5,749,274	902,186
Operating expenses:
Sales and marketing expenses	(1,538,698)	(1,274,402)	(1,658,904)	(260,318)
Research and development expenses	(415,995)	(474,265)	(549,286)	(86,195)
General and administrative expenses	(412,117)	(451,284)	(470,661)	(73,857)
Total operating expenses	(2,366,810)	(2,199,951)	(2,678,851)	(420,370)
Change in fair value of financial guarantee derivatives, net	(212,256)	(707,442)	(458,846)	(72,003)
Change in fair value of loans at fair value	—	(47,282)	111,762	17,538
Gain on guarantee liabilities, net	196,063	—	—	—
Interest expense, net	(39,215)	(77,542)	(63,125)	(9,906)
Investment-related impairment	—	(69,156)	—	—
Investment income/(loss)	52,211	7,885	(4,160)	(653)
Others, net	82,422	146,029	113,480	17,807
Income before income tax expense	2,706,511	685,609	2,769,534	434,599
Income tax expense	(411,959)	(90,629)	(435,418)	(68,327)
Net income	2,294,552	594,980	2,334,116	366,272
Less: Net income attributable to non-controlling interests	—	—	193	30
Net income attributable to ordinary shareholders	2,294,552	594,980	2,333,923	366,242
Net income per ordinary share
Basic	6.45	1.63	6.33	0.99
Diluted	6.14	1.56	5.73	0.90
Net income per ADS
Basic	12.90	3.26	12.67	1.99
Diluted	12.29	3.13	11.46	1.80
Weighted average number of ordinary shares outstanding
Basic	355,625,970	364,733,164	368,460,867	368,460,867
Diluted	375,831,131	411,229,810	414,992,716	414,992,716
Share-based compensation expenses included in:
Processing and servicing cost	10,472	11,391	9,968	1,564
Sales and marketing expenses	28,611	32,486	30,508	4,787
Research and development expenses	42,977	46,116	39,413	6,185
General and administrative expenses	95,202	108,832	107,995	16,947

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	2,294,552	594,980	2,334,116	366,272
Other comprehensive income
Foreign currency translation adjustments, net of tax	7,020	10,596	7,965	1,250
Total comprehensive income	2,301,572	605,576	2,342,081	367,522
Less: net income attributable to non-controlling interests	—	—	193	30
Total comprehensive income attributable to ordinary shareholders	2,301,572	605,576	2,341,888	367,492

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (loss)/income	Retained Earnings	Non-controlling interests	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	243,090,108	160	108,147,199	66	2,328,716	200,262	(14,308)	1,591,896	—	4,106,792
Net income	—	—	—	—	—	—	—	2,294,552	—	2,294,552
Share-based compensation expenses	—	—	—	—	177,262	—	—	—	—	177,262
Exercise of share-based awards	8,180,022	5	—	—	13,908	—	—	—	—	13,913
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	7,420,142	5	(7,420,142)	(5)	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	152,051	—	(152,051)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	7,020	—	—	7,020
Balances at December 31, 2019	258,690,272	170	100,727,057	61	2,519,886	352,313	(7,288)	3,734,397	—	6,599,539
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	(1,918,500)	—	(1,918,500)
Net income	—	—	—	—	—	—	—	594,980	—	594,980
Share-based compensation expenses	—	—	—	—	198,825	—	—	—	—	198,825
Exercise of share-based awards	4,666,656	3	—	—	5,295	—	—	—	—	5,298
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	4,000,000	3	(4,000,000)	(3)	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	296,921	—	(296,921)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	10,596	—	—	10,596
Establishment of a partially held subsidiary	—	—	—	—	—	—	—	—	40,000	40,000
Balances at December 31, 2020	267,356,928	176	96,727,057	58	2,724,006	649,234	3,308	2,113,956	40,000	5,530,738
Net income	—	—	—	—	—	—	—	2,333,923	193	2,334,116
Share-based compensation expenses	—	—	—	—	187,884	—	—	—	—	187,884
Exercise of share-based awards	3,651,808	3	—	—	7,103	—	—	—	—	7,106
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	2,261,364	1	(2,261,364)	(1)	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	252,088	—	(252,088)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	7,965	—	—	7,965
Balances at December 31, 2021	273,270,100	180	94,465,693	57	2,918,993	901,322	11,273	4,195,791	40,193	8,067,809

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	2,294,552	594,980	2,334,116	366,272
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discounts	2,039	6,911	6,446	1,012
Share-based compensation expenses	177,262	198,825	187,884	29,483
Amortization of the right-of-use assets	47,895	53,860	54,552	8,560
Depreciation and amortization	39,945	53,433	90,751	14,241
Provision for credit losses of financing and interest receivables	708,684	779,235	401,104	62,942
Provision for credit losses of contract assets and receivables	125,471	441,805	531,237	83,363
Provision for credit losses of contingent liabilities of guarantee	—	2,880,590	622,438	97,674
Change in inventory provision	(1,007)	(394)	46	7
Net change in fair value of financial guarantee derivatives	212,256	707,442	458,846	72,003
Net change in fair value of loans at fair value	—	47,282	(111,762)	(17,538)
Net gain on guarantee liabilities	(196,063)	—	—	—
Deferred income tax	59,923	(503,520)	(396,257)	(62,181)
Investment-related impairment	—	69,156	—	—
(Gain)/loss on disposal of long-term investments	(6,128)	(8,553)	1,984	311
Fair value changes of long-term investments	(51,263)	(19,071)	—	—
Share of results of equity investees	5,180	9,032	3,967	623
Fair value changes of other assets	—	10,707	(1,791)	(281)
Foreign exchange gain	(23,367)	(85,245)	(12,666)	(1,988)
Gain on disposal of loans at fair value and financing receivables	—	—	(2,532)	(397)
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	36,076	287,660	178,957	28,082
Accrued interest receivable	28,659	(27,190)	26,594	4,173
Prepaid expenses and other current assets	(730,038)	272,813	74,320	11,662
Deposits to insurance companies and guarantee companies	(1,251,003)	184,722	(312,208)	(48,992)
Amounts due from related parties	—	(941)	(5,396)	(847)
Guarantee receivables	(981,449)	274,799	292,760	45,940
Contract assets and service fees receivable	(2,342,245)	(1,025,303)	(473,324)	(74,275)
Other long-term liabilities	(34,394)	(177)	109,722	17,218
Inventories	(48,578)	60,005	(692)	(109)
Other assets	(297,900)	(74,898)	(140,492)	(22,046)
Accounts payable	65,989	(158,876)	(27,256)	(4,277)
Amounts due to related parties	1,354	(3,333)	1,408	221
Accrued interest payable	(95,192)	(50,189)	(11,581)	(1,817)
Guarantee liabilities	1,493,860	—	—	—
Deferred guarantee income	—	(787,232)	(274,739)	(43,113)
Contingent guarantee liabilities	—	(3,566,157)	(1,432,385)	(224,772)
Other payable to Individual Investors	(163,360)	(618,749)	(56,365)	(8,845)
Land use rights (1)	—	(1,000,467)	—	—
Accrued expenses and other current liabilities (1)	144,338	786,019	549,733	86,265
Net cash (used in)/ provided by operating activities	(778,504)	(211,019)	2,667,419	418,574
Cash flows from investing activities:
Cash proceed for disposal of loans at fair value and financing receivables	—	—	43,272	6,790
Cash paid on long-term investments	(387,705)	(97,200)	(38,657)	(6,066)
Proceeds from disposal of investments and refund of prepayment on long-term investments	9,000	39,698	65,537	10,284
Purchases of property, equipment and software	(49,865)	(86,573)	(121,533)	(19,071)
Financing receivables originated and purchased (excluding receivables related to online direct sales)	(10,632,362)	(23,193,607)	(18,420,894)	(2,890,640)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	11,899,784	21,447,154	18,942,385	2,972,474
Investments in loans at fair value	—	(7,067,271)	(3,851,997)	(604,462)
Collection of principals of loans at fair value	—	6,638,596	4,051,776	635,812
Placement of restricted time deposits	(2,486,643)	(1,831,869)	(2,467,239)	(387,164)
Withdrawal of restricted time deposits	864,212	2,014,643	2,504,282	392,976
Cash paid on loans to third parties	—	—	(292,317)	(45,871)
Net cash (used in)/ provided by investing activities	(783,579)	(2,136,429)	414,615	65,062

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from non-controlling shareholders	—	40,000	—	—
Proceeds from borrowings	2,652,191	2,003,977	2,304,068	361,559
Principal payments on borrowings	(1,112,510)	(2,154,605)	(2,331,390)	(365,846)
Proceeds from funding debts	8,373,790	20,546,221	18,221,528	2,859,355
Principal payments on funding debts	(8,946,714)	(19,210,552)	(19,980,864)	(3,135,434)
Proceeds from issuance of convertible notes, net of debt discount	2,096,408	—	—	—
Payment of debt issuance costs	(24,048)	—	—	—
Exercise of share-based awards	10,968	7,970	7,124	1,117
Proceeds from receivables from Pre-IPO Series C-1 preferred shareholders	348,264	—	—	—
Repayment of liabilities to Pre-IPO Series C-1 preferred shareholders	(339,528)	—	—	—
Net cash provided by/(used in) financing activities	3,058,821	1,233,011	(1,779,534)	(279,249)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,246)	(27,970)	(23,592)	(3,699)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,488,492	(1,142,407)	1,278,908	200,688
Cash, cash equivalents and restricted cash at beginning of the year	2,497,134	3,985,626	2,839,906	445,643
Including:
Cash and cash equivalents at beginning of the year	1,148,292	2,085,234	1,563,755	245,387
Restricted cash at beginning of the year	1,348,842	1,900,392	1,276,151	200,256
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	(3,313)	—	—
Cash, cash equivalents and restricted cash at end of the year	3,985,626	2,839,906	4,118,814	646,331
Including:
Cash and cash equivalents at the end of the year	2,085,234	1,563,755	2,664,132	418,060
Restricted cash at the end of the year	1,900,392	1,276,151	1,454,682	228,271
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings and convertible notes	32,252	120,125	96,837	15,196
Cash paid for income tax expense	222,411	300,232	522,915	82,057
Cash paid for land use rights (1)	—	516,000	516,000	80,972

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LexinFintech Holdings Ltd. (“Lexin” or the “Company”), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group offers online direct sales with installment payment terms and offers installment purchase loans and personal installment loans mainly through its online consumption and consumer finance platform (“Platform”), www.fenqile.com, and its mobile application (“APP”) to new generation consumers (“Borrowers”) in the People’s Republic of China (“PRC”).

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

The Group primarily finances the loans to Borrowers with proceeds from third-party commercial banks, consumer finance companies, our microcredit company and other licensed financial institutions (collectively “Institutional Funding Partners”). The Group also finances the loans through the establishment of consolidated trusts (“Trusts”) and issuance of asset-backed securitized debts.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2021, the Company’s principal subsidiaries, consolidated VIEs and subsidiaries of the VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Beihai Super Egg E-Commerce Co., Ltd. (“Beihai Super Egg”)	May 31, 2018	Beihai, PRC	100%	Investment holding
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Beizhipiji Technology Co., Ltd. ("Beizhipiji")	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Shenzhen Dingsheng Technology”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services
Beihai Aurora Technology Co., Ltd. (“Beihai Aurora”)	June 19, 2018	Beihai, PRC	100%	Financial technology services
Beihai Turing Technology Co., Ltd. ("Beihai Turing")	June 11, 2018	Beihai, PRC	100%	Financial technology services
Ganjiang New Area Mengtian Financing Guarantee Co., Ltd.	October 24, 2019	Ganjiang, PRC	100%	Financing guarantee services

History of the Group and Basis of Presentation

The Group commenced operations through Shenzhen Fenqile in August 2013. Beijing Lejiaxin was incorporated in October 2013 and established its wholly owned subsidiary Beizhipiji (former name “Qianhai Juzi”) in June 2014 in order to launch the Group’s online investment platform Juzi Licai, which offers Investment Programs to the Individual Investors.

In November 2013, the Company was incorporated under the Laws of the Cayman Islands to be an offshore holding company for the Group. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Company obtained control over Shenzhen Fenqile and Beijing Lejiaxin through Beijing Shijitong by entering into a series of contractual arrangements with Shenzhen Fenqile, Beijing Lejiaxin and their nominee shareholders in July 2014. As a result, Shenzhen Fenqile and Beijing Lejiaxin became the consolidated VIEs through the contractual arrangements. The nominee shareholders are defined as legal owners of an entity; however, the rights of the shareholders have been transferred to the Company through contractual arrangements.

The Company obtained control over Shenzhen Xinjie and Qianhai Dingsheng through Beijing Shijitong in December 2015 and January 2016 respectively by entering into a series of contractual arrangements with Shenzhen Xinjie, Qianhai Dingsheng and their nominee shareholders. As a result, Shenzhen Xinjie and Qianhai Dingsheng became the consolidated VIEs through the contractual arrangements. Shenzhen Fenqile then became one of the subsidiaries of Shenzhen Xinjie.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In August 2018, Mengtian Technology, which previously was a subsidiary of one of the consolidated VIEs, became a consolidated VIE by entering into a series of contractual arrangements with its nominee shareholders and Shenzhen Lexin Software.

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

Exclusive Option Agreements. Pursuant to the Exclusive Option Agreements, the nominee shareholders of the VIEs have irrevocably granted the Group’s relevant PRC subsidiaries an exclusive option to purchase all or part of their respective equity interests in the VIEs. The purchase price shall be the lowest price permitted by law. Without prior written consent of the Group’s relevant PRC subsidiaries, the VIEs shall not, among other things, amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets and equity interests in the VIEs, business or revenue, enter into any material contract outside the ordinary course of business, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on their business. These agreements will remain effective until the Group’s relevant PRC subsidiaries and/or any third party designated by the Group’s relevant PRC subsidiaries have acquired all equity interests of the VIEs from their respective nominee shareholders.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(ii)
Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries and can have assets transferred out of the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and the VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the consolidated VIEs amounting to RMB5,848.0 million as of December 31, 2021. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through the consolidated VIEs and the VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIEs and their respective nominee shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and the VIEs’ subsidiaries in the consolidated financial statements.

In March 2019, the Foreign Investment Law was approved by the National People’s Congress on March 15, 2019, effective on January 1, 2020. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, effective on January 1, 2020, and further clarified and elaborated the relevant provisions of the Foreign Investment Law. Given that there still exist uncertainties in relation to the interpretation and implementation of the Foreign Investment Law and its implementation regulations, the possibility that the VIEs will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded.

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

Summary of Financial Information of the Consolidated VIEs

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements. The financial information of the consolidated trusts and asset-backed securities (“ABS”) were also included in the following table, as the consolidated VIE companies are considered the primary beneficiary of these trusts and ABS plans:

As of December 31,
2020	2021

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,300,220	2,132,402
Restricted cash	1,274,718	1,423,233
Restricted time deposits	509,600	424,678
Financing receivables, net	5,123,309	4,014,102
Loan at fair value	381,393	252,970
Amounts due from Group companies (1)	219,807	58,050
Deposits to insurance companies and guarantee companies	1,066,281	1,378,489
Contract assets, service fees receivable and guarantee receivables	5,103,246	4,661,403
Property, equipment and software, net	58,812	129,769
Land use rights, net and right of use assets	1,056,444	1,096,579
Long‑term investments	435,790	448,886
Other assets	2,219,213	2,675,389
TOTAL ASSETS	18,748,833	18,695,950
LIABILITIES
Amounts due to Group companies (1)	4,930,414	6,452,376
Short‑term borrowings	1,751,633	1,735,931
Funding debts	5,511,749	3,798,233
Deferred guarantee income	694,582	419,843
Contingent guarantee liabilities	1,738,787	928,840
Other liabilities	2,754,100	3,593,686
TOTAL LIABILITIES	17,381,265	16,928,909
Total equity attributable to owners of the company	1,327,568	1,726,848
Non-controlling interests	40,000	40,193
TOTAL SHAREHOLDERS’ EQUITY	1,367,568	1,767,041
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,748,833	18,695,950

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	10,603,507	11,579,992	11,091,978
Inter-group revenues (2)	5,210	449	11,429
Total Operating revenue	10,608,717	11,580,441	11,103,407
Operating cost:
Third-party costs	(5,575,251)	(7,959,095)	(5,520,994)
Inter-group costs(2)	(58,469)	(21,817)	(1,636)
Total operating cost	(5,633,720)	(7,980,912)	(5,522,630)
Gross profit	4,974,997	3,599,529	5,580,777
Operating expense:
Third-party expenses	(1,692,792)	(1,360,975)	(1,689,151)
Inter-group expenses(2)	(1,285,727)	(2,387,176)	(3,047,627)
Total operating expenses	(2,978,519)	(3,748,151)	(4,736,778)
Others	11,202	(798,733)	(369,200)
Income/(Loss) before income tax	2,007,680	(947,355)	474,799
Income tax (expenses)/benefits	(316,661)	131,242	(142,201)
Net income/(loss)	1,691,019	(816,113)	332,598
Less: net income attributable to non-controlling interests	—	—	193
Net income/(loss) attributable to ordinary shareholders of the Company	1,691,019	(816,113)	332,405

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Net cash used in operating activities	(1,250,380)	(1,750,611)	(298,268)
Net cash (used in)/provided by transactions with external parties	(118,606)	670,707	3,839,254
Net cash used in transactions with inter-group entities for technical service charges and others (3)	(1,131,774)	(2,421,318)	(4,137,522)
Net cash provided by/(used in) investing activities	579,207	(2,190,303)	622,696
Net cash provided by/(used in) transactions with external parties	763,395	(2,389,743)	472,228
Net cash (used in)/provided by funds to Group companies (4)	(184,188)	199,440	150,468
Net cash provided by financing activities	1,006,844	3,720,373	656,269
Net cash provided by/(used in) transactions with external parties	573,227	1,203,610	(1,775,038)
Net cash provided by funds from Group companies (5)	433,617	2,516,763	2,431,307
Net increase/(decrease) in cash, cash equivalents and restricted cash	335,671	(220,541)	980,697
Cash, cash equivalents and restricted cash at beginning of the year	2,462,134	2,797,805	2,574,938
Cumulative effect due to the adoption of ASC 326 (Note 2(e))	—	(2,326)	—
Cash, cash equivalents and restricted cash at end of the year	2,797,805	2,574,938	3,555,635

Amounts included in the above disclosure and previously reported for the years ended December 31, 2019 and 2020 have been revised to correct an error which, in the opinion of management, is immaterial. For the year ended December 31, 2019, cash flows from operating activities and financing activities were increased by RMB49 million and RMB135 million, respectively, and cash flows from investing activities were decreased by RMB184 million from the amounts previously reported. For the year ended December 31, 2020, cash flows from operating activities were decreased by RMB3,193 million, and cash flows from investing activities and financing activities were increased by RMB715 million and RMB2,478 million, respectively, from the amounts previously reported. The impact of the errors was eliminated in consolidation. Accordingly, there is no impact on the previously reported consolidated cash flows.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(1)
The amounts due from Group companies represent the funds provided by the consolidated VIEs to WFOEs, and the operating receivables resulting from the provision of goods and services to WFOEs;
The amounts due to Group companies represent the funds provided by group companies to the consolidated VIEs, and the operating payables resulting from the technical service fees charged by WFOEs.
(2)
The inter-group revenues and inter-group costs recognized by the consolidated VIEs were related to the goods and services between the consolidated VIEs and WFOEs;
The inter-group expenses incurred by the consolidated VIEs represent the technical service fees charged by WFOEs.
(3)
For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to WFOEs for technical service fees were RMB1,140 million, RMB2,422 million and RMB4,140 million, respectively. Cash received by the VIEs to WFOEs for the provision of goods and services were RMB8.3 million, RMB0.7 million and RMB2.5 million, respectively.
(4)
Net cash (used in)/provided by funds to Group companies represent the funds provided by the consolidated VIEs to WFOEs, and the collections from the WFOEs for the funds previously provided by the consolidated VIEs.
(5)
Net cash (used in)/provided by funds from Group companies represent the funds provided by WFOEs to the consolidated VIEs.

(c)
Use of estimates

The preparation of the Group’s consolidated financial statements is in conformity with the U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statement and reported revenues and expenses during the reported periods. Significant accounting estimates include, but are not limited to (i) revenue recognition; (ii) allowance for credit losses on the financial assets measured at amortized cost and financial guarantees and (iii) initial recognition and subsequent measurement of guarantee derivatives at fair value. Actual results could materially differ from these estimates.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2020 and 2021 were gain of RMB7.0 million, gain of RMB10.6 million, and gain of RMB8.0 million respectively. Foreign currency translation adjustments recorded was immaterial for each of the periods presented.

(e)
Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

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

On‑balance sheet loans

(a)
Loans funded by individual investors on Juzi Licai under the Old Model (as defined hereinafter) or certain Institutional Funding Partners

For loans funded by the proceeds from the Group's own online investment platform Juzi Licai under the Old Model (as defined hereinafter), which offered the Individual Investors various Investment Programs with different terms and estimated rates of return, or from certain Institutional Funding Partners, the Group's roles included: (1) collecting the investment principal from the Individual Investors or Institutional Funding Partners and lending the funds to Borrowers, (2) collecting monthly repayment from the Borrowers and repaying the Individual Investors or Institutional Funding Partners according to the terms (i.e. interest rate and scheduled repayment dates) of respective Investment Programs or agreements (“Investment Agreements”) between the Individual Investors or Institutional Funding Partners and the Group.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Institutional Funding Partners as “Funding Debts” (Note 2(h)) on its Consolidated Balance Sheets. The underlying loans were recorded as “Financing receivables, net” on the Consolidated Balance Sheets.

As of December 31, 2020 and 2021, loans funded by the Individual Investors on Juzi Licai under the Old Model were nil.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Under the New Model, the Group acted as an intermediary between the Borrower and the Individual Investors. Pursuant to the Underlying Loan Agreement and the Investment Programs, the Individual Investors were entitled to all the interests generated from the underlying loans. Such interests were not generated until the lending relationship has been established between the Borrowers and the Individual Investors as the lenders, upon entering into the Underlying Loan Agreements. The existing Individual Investor cannot exit from any lending relationship of outstanding loan unless the underlying loan was fully repaid or the outstanding loan principal with the remaining term was successfully re-matched with other Individual Investors. The Group provided ongoing matching and re-matching services to the Individual Investors over the terms of respective Investment Programs while it did not have any obligations to ensure such successful re-matching.

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

The Company has ceased facilitating new loans with funding from individual investors on Juzi Licai since November 2019 and cleared the outstanding balance of loans invested by individual investors in December 2020. As of December 31, 2020 and 2021, loans funded by the Individual Investors on Juzi Licai and the balance of funds payable to Individual Investors were nil.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Group’s CECL model and methodologies are based on the likelihood of customers defaulting (i.e., Probability of Default, or PD) and the resulting losses of customers’ defaults (i.e. Loss Given Default, or LGD) and Exposure at Default (“EAD”), or CECL=PD*LGD*EAD. The Group considers the PD with its historical information of customers’ payment behaviors and loan performance, and further adjusts for the impacts from observed industry experience. PDs are based on respective internal risk grades assigned to each of the customers by the Group. LGD is determined based on historical information of the extent of loss on a defaulted exposure. EAD is calculated based on the amounts the Group expected to be owed at the time of default, over the term of the loans. The Group also incorporates the forward-looking information in the CECL, taking into account a range of forecasts of macroeconomic conditions over the expected life of the loans. The macroeconomic factors used in model include variables that have historically been key drivers of increases and decreases in credit losses, such as Gross Domestic Product and M2 (a measurement of broad money supply including cash and deposits, which is published by People's Bank of China on a routine basis). The expected life of each loan is determined based on the contractual term. The allowance for credit losses also includes management overlays which allow management to reflect the uncertain nature of economic forecasting and account for model imprecision and concentration risk.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(h)
Funding debts

For the proceeds received from the funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners, to fund the Group’s on-balance sheet loans, the Group records them as funding debts (“Funding Debts”) on its Consolidated Balance Sheets.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2020 and 2021 after the adoption of ASC 326:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2021
	(RMB in thousands)
Opening balances	-	694,582
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	1,481,814	—
Fair value of deferred guarantee income at inception of new loans	1,532,461	499,805
Release of deferred guarantee income	(2,319,693)	(774,544)
Ending balances	694,582	419,843

The following table sets forth the activities of the Group’s obligations associated with the contingent guarantee liabilities for the year ended December 31, 2020 and 2021 after the adoption of ASC 326:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2021
	(RMB in thousands)
Opening balances	—	1,738,787
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	2,214,128	—
Provision for credit losses of contingent liabilities of guarantee	2,880,590	622,438
Net cash payout	(3,355,931)	(1,432,385)
Ending balances	1,738,787	928,840

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Group’s revenue recognition policies under ASC 606 are as follows:

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Revenues from loan facilitation and matching and post-origination services

The Group provides intermediary services to the Borrowers and funding partners as the lenders. The intermediary services provided include (i) loan facilitation and matching services, (ii) post-origination services (i.e. account maintenance, collection, and payment processing), and (iii) a financial guarantee, if any. The Group has assessed all these services and concludes that loan facilitation and matching services and post-origination services are distinct and therefore are separate performance obligations. The financial guarantee, if any, is within the scope of ASC 815, Derivatives and Hedging or ASC 460, Guarantees, where applicable, and recorded at fair value at inception of the loans. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the services being provided to customers. The Group primarily uses the expected cost plus a margin approach to determine the relative standalone selling price as a result of the adoption of ASC 606.

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

Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the borrowing requests from the Borrowers with the funding partners as the lenders. Revenues from post-origination services are recognized ratably over the terms of the underlying loans as this performance obligation is satisfied over time.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Customer incentives

In order to incentivize the individual customers to use the Platform and APP, the Group primarily provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future repayment on the installment purchase loans or personal installment loans. Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB281.0 million, RMB196.3 million and RMB200.7 million for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB19.7 million, RMB17.1 million and RMB27.3 million, were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2019, 2020 and 2021, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accrued expenses and other current liabilities” on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB47.9 million and RMB52.0 million for the years ended December 31, 2020 and 2021, respectively.

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

As of December 31, 2020 and 2021, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB1,101.3 million and RMB903.2 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Online direct sales and services income:
Online direct sales	3,623,991	1,900,835	1,661,156
Membership services	112,558	113,107	107,901
Other services	92,292	68,890	86,304
Total	3,828,841	2,082,832	1,855,361

	2019	2020	2021
	(RMB in thousands)
Credit-oriented services income
Loan facilitation and matching service fees-credit oriented	3,868,044	2,628,941	3,120,892
Post-origination service fees-credit oriented	643,399	1,087,567	1,327,452
Investment Program management service fees-credit oriented	300,425	70,488	—
Total	4,811,868	3,786,996	4,448,344

-	2019	2020	2021
	(RMB in thousands)
Platform-based services income:
Loan facilitation and matching service fees-performance based	556,143	1,656,998	1,727,794
Post-origination service fees-performance based	92,373	273,837	561,658
Loan facilitation and servicing fees-volume based	167,458	106,007	279,902
Total	815,974	2,036,842	2,569,354

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Revenues recognized at point-in-time	8,307,928	6,361,671	6,876,048
Revenues recognized over time	1,148,755	1,544,999	1,997,011
Total	9,456,683	7,906,670	8,873,059

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(n)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2020 and 2021, the Group did not have any cash equivalents.

(o)
Restricted cash

Restricted cash mainly represents: (i) cash received from the Borrowers but not yet been repaid to the funding partners or received from the funding partners but not yet been distributed to the Borrowers which is not available to fund the general liquidity needs of the Group; and (ii) security deposits set aside for partnering commercial banks or certain Institutional Funding Partners in case of Borrowers’ defaults.

(p)
Restricted time deposits

Restricted time deposits include (i) time deposits securing the Group’s borrowings from financial institutions, and (ii) time deposits placed with and set aside for partnering commercial banks as Institutional Funding Partners in case of Borrowers' defaults.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(q)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving average cost method for the years ended December 31, 2020 and 2021. Prior to 2019, cost of inventory was determined using the First-in-first-out cost method. Such change did not have a material impact on the opening balance of retained earnings as of January 1, 2019 and the financial position and results of operations as of and for the year ended December 31, 2019. The accounting change was not applied retrospectively as the cumulative effect was not material to current operations or to the trend of the reported results of operations in accordance with ASC 250-10-S99-3. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2020 and 2021, all inventory balances were products available for sale.

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

Debt investment

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The loan held for long-term investment is carried at outstanding principal adjusted for any write-offs, and allowance for loan losses, any deferred fees or cost, and any unamortized premiums or discounts on the Consolidated Balance Sheets. The Group records the interest income associated with the debt investment using effective interest rate method on the Consolidated Statements of Operations. The allowance for credit losses was recognized that reflects the Group’s best estimate of the amounts that will not be collected.

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

(t)
Land use rights, net

Land use rights represent the land use rights obtained for the purpose of constructing offices, which was amortized on a straight-line basis over the term of the land use right period, approximately 30 years.

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

(x)
Funding cost

Funding cost consists of interest expense the Group pays to funding partners, including certain Institutional Funding Partners and third-party investors of the consolidated Trusts and the asset backed securitized debts, to fund its on-balance sheet loans, certain fees and amortization of deferred debt issuance costs incurred in connection with obtaining these debts, such as origination fees and legal fees.

(y)
Processing and servicing cost

Processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing the loans.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(z)
Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2019, 2020 and 2021, advertising costs totaled RMB1.0 billion, RMB791.2 million and RMB1.0 billion, respectively.

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

As a result of the adoption, the Group recognized approximately RMB 113.2 million of right-of-use assets recorded in “Other assets”, and corresponding short-term leasing liabilities recorded in “Accrued expenses and other current liabilities” and long-term leasing liabilities recorded in “Other long-term liabilities” respectively on the Consolidated Balance Sheet as of January 1, 2019. The adoption had no impact on the Group’s Consolidated Statements of Operations for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

The Group leases certain office premises under non‑cancelable leases, which expire at various dates through August 2026. As of December 31, 2021, the Group’s operating leases had a weighted average remaining lease term of 4.3 years and a weighted average discount rate of 4.91%.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Future minimum lease payments under non‑cancelable operating leases agreements are as follows:

For the Year ended December 31, 2021
RMB in thousands
2022	55,088
2023	45,155
2024	41,129
2025 and thereafter	71,585
Total future lease payments	212,957
Impact of discounting remaining lease payments	(21,924)
Total lease liabilities	191,033
- Short-term portion	53,644
- Long-term portion	137,389

Rental expenses under operating leases for the year ended December 31, 2019 were RMB54.9 million. Operating lease cost for the years ended December 31, 2020 and 2021 was RMB57.9 million and RMB59.7 million, respectively, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the years ended December 31, 2020 and 2021 was RMB3.9 million and RMB6.4 million, respectively. Supplemental cash flow information related to operating leases was as follows:

For the Year ended December 31, 2021
RMB in thousands
Cash payments for operating leases	60,620
Right-of-use assets obtained in exchange for operating lease liabilities	172,603

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Uncertain tax positions

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(hh)
Statutory reserves

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries established in the PRC are required to make appropriations to certain non‑distributable reserve funds.

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

In addition, in accordance with the PRC Company Laws, the consolidated VIEs and the VIEs’ subsidiaries, registered as Chinese domestic companies, must make appropriations from their annual after‑tax profits as determined under PRC GAAP to non‑distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after‑tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2020 and 2021, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB152.1 million, RMB296.9 million and RMB252.1 million respectively.

(ii)
Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted time deposits denominated in RMB that are subject to such government controls amounted to RMB 4,276.9 million and RMB 5,119.0 million as of December 31, 2020 and December 31, 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

Concentration of credit risk

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Credit risk is one of the most significant risks for the Group’s installment purchase loans and personal installment loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted time deposits, accrued interest receivable, prepaid expenses and other current assets, guarantee receivables, service fees receivable and contract assets, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted time deposits at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2021, approximately 97% of the Group’s cash and cash equivalents, restricted cash and restricted time deposits were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in financial institutions outside the PRC. Financing receivables, accrued interest receivable, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any of the periods presented. There were no financing receivables, contract assets and service fees receivable and guarantee receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables, contract assets and service fees receivable and guarantee receivables as of December 31, 2020 and 2021, respectively.

There were two, three and two inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2019, 2020 and 2021, respectively. Four and three suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2020 and 2021, respectively, as follows:

	As of December 31,
	2020	2021
Inventory supplier A	16.9%	16.6%
Inventory supplier B	16.8%	*
Inventory supplier C	10.7%	—
Inventory supplier D	24.4%	16.6%
Inventory supplier E	—	11.9%

* Less than 10%.

There was no funding partner, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group’s total funding cost for the years ended December 31, 2019. There was one and two Institutional Funding Partners that accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2020 and 2021. Institutional Funding Partners accounted for more than 10% of the Group’s funding debts as of December 31, 2020 and 2021 respectively as follows:

	As of December 31,
	2020	2021
Institutional Funding Partner A	21.4%	16.3%
Institutional Funding Partner B	*	23.0%

There was one, two and one Institutional Funding Partner that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2019, 2020 and 2021.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2020, one insurance company and three guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies. As of December 31, 2021, two guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies.

	As of December 31,
	2020	2021
Guarantee Company A	13.6%	16.8%
Guarantee Company B	19.6%	16.4%
Insurance Company C	18.8%	*
Guarantee Company D	12.6%	*

* Less than 10%.

Impact of COVID-19

The COVID-19 pandemic has adversely impacted overall economic conditions in China. The business and operations of the Group in early 2020 were adversely affected, including but not limited to negative impact to the growth of loan originations and operating revenues, and additional credit losses for receivables and financial guarantees caused by increased credit risk. The pandemic also resulted in the impairment to the Group’s long-term investments due to the lower-than-expected financial performance. Starting from the fourth quarter of 2020, a few waves of COVID-19 infections emerged in various regions of China in late 2021 and early 2022, the extent of the business disruption and the related financial impact will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict.

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets and revenue recognition. Based on current assessment of these estimates, although the COVID-19 outbreak adversely affected the Group’s business in early 2020, the Group concluded that there would be no material impact on the Group’s long-term forecast as of December 31, 2021. While the adverse impact from COVID-19 is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business, and the Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

(jj)
Recent accounting pronouncements

In January 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU No. 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825, Financial Instruments. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption was permitted. The adoption of this standard did not have a material impact on our consolidated financial statements.

Other accounting standards that we adopted beginning January 1, 2021 did not have a significant impact on our consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the exception. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption was permitted, but no earlier than fiscal year beginning after December 15, 2020, including interim periods within that fiscal year. The Group is currently evaluating this standard but do not expect that it will have a material impact on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating this standard but do not expect that it will have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating this standard but do not expect that it will have a material impact on our consolidated financial statements.

In March, 2022, the FASB issued ASU 2022-02, Financial Instruments - Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance for TDRs in ASC 310-40, Receivables - Troubled Debt Restructurings by Creditors. ASU 2022-02 also requires an issuer to disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. The amendments in ASU 2022-02 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied prospectively, with one possible exception. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2020 and 2021 consisted of the followings:

	As of December 31,
	2020	2021
	(RMB in thousands)
Short-term:
Installment purchase loans	457,407	300,999
Personal installment loans	4,969,154	3,779,317
Total short-term financing receivables	5,426,561	4,080,316
Allowance for credit losses	(508,013)	(307,341)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Total short-term financing receivables, net	4,918,548	3,772,975
Long-term:
Installment purchase loans	127,265	93,754
Personal installment loans	98,645	166,896
Total long-term financing receivables	225,910	260,650
Allowance for credit losses	(21,149)	(19,523)
Total long-term financing receivables, net	204,761	241,127

These balances represent short‑term and long‑term financing receivables generated from installment purchase loans and personal installment loans transacted on the Group’s Platform and APP with an original term generally up to three years and do not have collateral. The weighted average interest rates of these financing receivables were 24.9% and 22.2% as of December 31, 2020 and 2021, respectively.

As of December 31, 2020, installment purchase loans and personal installment loans that were charged-off in accordance with the Group’s standard charge-off policy were RMB186.9 million and RMB2,802.9 million, respectively. As of December 31, 2021, installment purchase loans and personal installment loans that were charged-off in accordance with the Group’s standard charge-off policy were RMB201.4 million and RMB3,392.1 million, respectively. The Group determined it was probable that the Group will be unable to collect the unpaid principal amounts on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	(RMB in thousands)
Due in months
0 - 12	5,426,561	4,080,316
13 - 24	182,107	229,900
25 - 36	23,388	22,615
Thereafter	20,415	8,135
Total financing receivables	5,652,471	4,340,966

The activities in the allowance for credit losses of financing receivables for the years ended December 31, 2019, 2020 and 2021, respectively, consisted of the following:

	For the year ended December 31,
	2019	2020	2021
	(RMB in thousands)
Beginning balances	(384,036)	(373,545)	(529,162)
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	—	(229,661)	—
Provision for credit losses	(708,684)	(779,235)	(401,417)
Charge-offs	815,421	1,078,705	913,940
Recoveries from prior charge-offs	(96,246)	(225,426)	(310,225)
Ending balances	(373,545)	(529,162)	(326,864)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aging analysis of past due financing receivables as of December 31, 2020 and 2021 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
Installment purchase loans	7,086	4,508	3,839	11,884	—	27,317	557,355	584,672
Personal installment loans	152,523	74,396	54,217	165,982	—	447,118	4,620,681	5,067,799
December 31, 2020	159,609	78,904	58,056	177,866	—	474,435	5,178,036	5,652,471
Installment purchase loans	6,965	3,763	2,698	5,784	-	19,210	375,543	394,753
Personal installment loans	132,538	35,583	26,405	70,910	-	265,436	3,680,777	3,946,213
December 31, 2021	139,503	39,346	29,103	76,694	-	284,646	4,056,320	4,340,966

Financing receivables amounting to RMB177.9 million and RMB76.7 million as of December 31, 2020 and 2021, respectively, were in non‑accrual status. Interest and financial services income for non‑accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest and financial services income. For the years ended December 31, 2019, 2020 and 2021, interest and late payment fees earned from non‑accrual financing receivables were RMB53.9 million, RMB78.8 million and RMB135.6 million, respectively.

As of December 31, 2020 and 2021, financing receivables amounting to RMB325.7 million and RMB1,193.0 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 10).

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Credit Quality Indicators

The following table provides information on delinquency, which is the primary credit quality indicator for financing receivables. The amortized cost of installment purchase loans and personal installment loans within each credit quality indicator was presented by year of origination for five origination years and beyond, as of December 31, 2021:

	Loans originated in
RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
Installment purchase loans
2017 and before	—	—	—	—	—	—	—	—
2018	2	5	5	33	—	45	1	46
2019	412	210	182	616	—	1,420	19,735	21,155
2020	1,519	855	816	2,445	—	5,635	72,540	78,175
2021	5,032	2,693	1,695	2,690	—	12,110	283,267	295,377
Total Installment purchase loans	6,965	3,763	2,698	5,784	—	19,210	375,543	394,753
Personal installment loans
2017 and before	—	—	—	—	—	—	—	—
2018	2	4	7	43	—	56	9	65
2019	757	365	295	1,177	—	2,594	23,504	26,098
2020	1,275	922	1,182	6,217	—	9,596	26,182	35,778
2021	130,504	34,292	24,921	63,473	—	253,190	3,631,082	3,884,272
Total Personal installment loans	132,538	35,583	26,405	70,910	—	265,436	3,680,777	3,946,213

4. CONTRACT ASSETS AND SERVICE FEES RECEIVABLE, NET AND GUARANTEE RECEIVABLES, NET

The following table provides information about the Group’s contract assets and service fees receivable and guarantee receivables with its customers:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2020	2021
	(RMB in thousands)
Short-term:
Contract assets	2,964,670	3,121,477
Allowance for credit losses of contract assets	(22,923)	(79,375)
Contract assets, net	2,941,747	3,042,102
Service fees receivable	808,586	1,008,484
Allowance for credit losses of service fees receivable	(42,684)	(107,886)
Service fees receivable, net	765,902	900,598
Guarantee receivables	814,968	564,955
Allowance for credit losses of guarantee receivables	(58,771)	(21,006)
Guarantee receivables, net	756,197	543,949
Long-term:
Contract assets	500,959	279,645
Allowance for credit losses of contract assets	(18,970)	(34,973)
Contract assets, net	481,989	244,672
Guarantee receivables	235,648	105,623
Allowance for credit losses of guarantee receivables	(16,994)	(4,061)
Guarantee receivables, net	218,654	101,562

The activities in the allowance for credit losses of contract assets and service fees receivable and guarantee receivables for the years ended December 31, 2019, 2020 and 2021, respectively, consisted of the following:

	For the Year Ended December 31,
	2019	2020	2021
		(RMB in thousands)
Beginning balances	(54,058)	(148,322)	(160,342)
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	—	(66,433)	—
Provisions	(153,176)	(441,805)	(531,237)
Charge-offs	68,072	529,380	523,613
Recoveries from prior charge-offs	(9,160)	(33,162)	(79,335)
Ending balances	(148,322)	(160,342)	(247,301)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2020	2021
	(RMB in thousands)
Receivables from third-party payment service providers (i)	587,168	628,611
Deposits to Institutional Funding Partners (ii)	288,215	208,409
Prepayment to inventory suppliers	59,586	33,976
Prepaid input value-added tax	33,695	20,504
Staff advances	12,694	8,071
Rental deposits and other current assets	23,487	41,579
Total prepaid expenses and other current assets	1,004,845	941,150

(i)
The Group opened accounts with third‑party payment service providers mainly to facilitate collection and transfer of the funds, interest and service fees from/to the Borrowers and Institutional Funding Partners. The balance of receivables from third‑party payment service providers represents amounts temporarily held in these accounts.
(ii)
The balances represent deposits made to the Institutional Funding Partners to directly satisfy the principal and interest payment obligations in case of Borrowers’ defaults.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2020	2021
	(RMB in thousands)
Computers and equipment	138,188	163,057
Furniture and fixtures	15,539	18,979
Leasehold improvement	56,462	61,577
Software	41,849	83,518
Construction in progress	12,572	59,441
Total property, equipment and software	264,610	386,572
Accumulated depreciation and amortization	(138,916)	(191,242)
Total property, equipment and software, net	125,694	195,330

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2019, 2020 and 2021 were RMB39.9 million, RMB53.4 million and RMB56.4 million, respectively.

7. LAND USE RIGHTS, NET

	2020	2021
	(RMB in thousands)
Gross carrying amount	1,032,000	1,032,000
Accumulated amortization	(31,533)	(65,933)
Impairment	—	—
Net carrying amount	1,000,467	966,067

Land use rights represent the land use rights acquired for the purpose of constructing offices. In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion, which is being amortized on a straight-line basis over the term of the land use right period, approximately 30 years. The Group has made the first installment payment of RMB516.0 million in February 2020, and the second installment payment of RMB516.0 million in February 2021. Amortization expense related to land use rights for the year ended December 31, 2020 and 2021 were RMB31.5 million and RMB34.4 million, respectively.

As of December 31, 2021, amortization expenses for future periods are estimated to be as follows:

2021
(RMB in thousands)
2022	34,400
2023	34,400
2024	34,400
2025	34,400
2026	34,400
Thereafter	794,067
Total expected amortization expenses	966,067

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. LONG‑TERM INVESTMENTS

Equity investments

Equity investments accounted for using the measurement alternative

The Group's equity investments that do not have readily determinable fair value are accounted for using the measurement alternative. As of December 31, 2020 and 2021, the carrying value of the Group’s equity investments accounted for using the measurement alternative was RMB264 million and RMB213 million, respectively.

In 2021, the Group invested in a limited liability company in China with a cash consideration of RMB16.7 million, and disposed the shares held in a company in India, with cash consideration of RMB58.3 million, net of withholding tax of RMB7.2 million.

For the year ended 2019 and 2020, the Group recorded RMB51.9 million and RMB19.1 million of unrealized upward adjustment of fair value of equity investment respectively, for the observable price changes in orderly transactions for the identical or similar investment of the same issuer. In 2021, the Group disposed the shares held in a company in India and realized all the previous upward adjustment. The Cumulative unrealized upward adjustments of fair value of equity investments as of December 31, 2021 was nil.

There were no impairment charges to the equity investment accounted for using the measurement alternative for the year ended December 31, 2019. In 2020, the Group recognized RMB69.2 million impairment related to investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to investments without readily determinable fair value. In 2021, no impairment charges was recorded related to investments without readily determinable fair value. As of December 31, 2021, the cumulative impairment charges to the equity investment accounted for using the measurement alternative method was RMB84.4 million.

The following table summarizes the movement of the carrying value of the Group’s equity investments accounted for using the measurement alternative for the year ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	(RMB in thousands)
Long-term investment at the beginning of the year	28,166	344,362	264,151
Addition	266,153	—	16,700
Disposal	(2,796)	(23,310)	(67,475)
Unrealized upward adjustments	51,891	19,059	—
Impairment	—	(69,156)	—
Foreign currency translation adjustments	948	(6,804)	(676)
Long-term investment at the end of the year	344,362	264,151	212,700

Equity investments accounted for using the equity method

As of December 31, 2020 and 2021, the carrying value of the Group’s equity investments accounted for using the equity method were RMB102 million and RMB101 million, respectively.

In 2019, the Group invested in a joint venture in Indonesia over which it can exercise significant influence but does not control with a cash consideration of RMB13.0 million. In 2020, the Group further invested in the joint venture in Indonesia with a cash consideration of RMB15.0 million. In addition, the Group invested in three joint ventures in China over which it can exercise significant influence but does not control with a cash consideration of RMB88.0 million. In 2021, the Group further invested in the joint venture in Indonesia with a cash consideration of RMB3.0 million.

For the years ended December 31, 2019, 2020 and 2021, the Group recorded investment loss of RMB5.2 million, RMB9.0 million and RMB4.0 million respectively, as a result of its proportionate share of equity investees’ net losses.

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

As of December 31, 2020 and 2021, the Group’s loan receivable recorded at amortized cost were both RMB155.8 million.

The interest income in relation to this loan receivable were RMB1.5 million, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

9. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2020 and 2021:

December 31, 2020	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits	—	1,779,458	—	1,779,458
Loans at fair value	—	—	381,393	381,393
Total assets	—	1,779,458	381,393	2,160,851
Liabilities
Guarantee derivative liabilities	—	—	252,613	252,613
Total liabilities	—	—	252,613	252,613

December 31, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted time deposits	—	1,745,898	—	1,745,898
Loans at fair value	—	—	252,970	252,970
Total assets	—	1,745,898	252,970	1,998,868
Liabilities
Guarantee derivative liabilities	—	—	1,473,853	1,473,853
Total liabilities	—	—	1,473,853	1,473,853

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities, and fair value of loans acquired or purchased. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2020 and 2021:

		Range of Inputs
		December 31, 2020			December 31, 2021
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivatives	Cumulative loss rates(i)	3.1%	13.3%	6.3%	5.6%	12.2%	7.8%
	Margins on cost of guarantee services	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Loans at fair value	Expected future recovery rates(ii)	9.8%	9.8%	9.8%	4.3%	4.3%	4.3%

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the principal balance of the loans acquired/purchased.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Fair value of guarantee derivative liabilities/(assets) at beginning of the year (Level 3)	52,434	(280,998)	252,613
Cash collection	1,108,398	1,107,646	3,107,316
Net cash payout	(1,151,504)	(1,281,477)	(2,344,922)
Change in fair value(i)	212,256	707,442	458,846
Transfers of financial guarantee contracts (Note2(j))	(502,582)	—	—
Fair value of guarantee derivative liabilities/(assets) at end of the year (Level 3)	(280,998)	252,613	1,473,853

(i)
Recognized as “Change in fair value of financial guarantee derivatives, net” on the Consolidated Statements of Operations.

The following table summarizes the activities related to fair value of the loans acquired or purchased:

	For the Year Ended December 31,
	2020	2021
	(RMB in thousands, except for percentages)
Fair value of loans acquired/purchased at beginning of the year (Level 3)	—	381,393
Fair value at inception of loans acquired/purchased	7,067,271	3,851,997
Cash collection	(6,638,596)	(4,051,776)
Change in fair value(i)	(47,282)	111,762
Disposal	—	(40,406)
Fair value of loans acquired/purchased at end of the year (Level 3)	381,393	252,970

(i)
Recognized as “Change in fair value of loans at fair value” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative assets and liabilities as of December 31, 2020 and 2021, respectively, given hypothetical changes in the cumulative loss rates:

	As of December 31,
	2020	2021
	(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	6.3%	7.8%
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10% (ii)	188,349	362,221
Decrease by 10% (ii)	(188,349)	(362,221)

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the original cumulative loss rates.

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the loans at fair value. The following table summarizes the effect adverse changes in estimate would have on the fair value of the loans at fair value as of December 31, 2020 and 2021, given hypothetical changes in the expected future recovery rates:

	For the Year Ended December 31,
	2020	2021
	(RMB in thousands, except for percentages)
Weighted average expected future recovery rates(i)	9.8%	4.3%
Increase/(decrease) in fair value of loans at fair value if the expected future recovery rates:
Increase by 10% (ii)	38,139	25,297
Decrease by 10% (ii)	(38,139)	(25,297)

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group’s non‑financial assets, such as property, equipment and software, would be measured at fair value only if they were determined to be impaired.

10. FUNDING DEBTS

The following table summarizes the Group’s outstanding funding debts as of December 31, 2020 and 2021, respectively:

	As of December 31,
	2020	2021
	(RMB in thousands)
Short-term:
Liabilities to funding partners	4,685,935	3,101,381
Total short-term funding debts	4,685,935	3,101,381
Long-term:
Liabilities to funding partners	825,814	696,852
Total long-term funding debts	825,814	696,852

For the years ended December 31, 2020 and 2021, the following significant activities took place related to the Group’s funding partners:

Liabilities to Individual Investors on Juzi Licai with respect to on-balance sheet loans

The Group finances its on-balance sheet loans using the proceeds from Individual Investors on Juzi Licai by offering various investment programs. As of December 31, 2019, the terms of those programs were all within 24 months with weighted average interest rates of 7.7%. As of December 31, 2020 and 2021, Individual Investors on Juzi Licai funded an aggregate amount of nil in outstanding financing receivables originated by the Group.

Liabilities to funding partners

The Group finances its on-balance sheet loans using the proceeds from funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners.

Those liabilities to funding partners were bearing weighted average interest rates of 9.3% and 9.2% as of December 31, 2020 and 2021, respectively. As of December 31, 2020 and 2021, funding partners funded an aggregate amount of RMB5,092.3 million and RMB3,539.9 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2020 and 2021, financing receivables amounting to RMB325.7 million and RMB1,193.0 million were pledged as collaterals to secure the underlying loans funded by funding partners, respectively.

Maturities of funding debts

The following table summarizes the contractual maturity dates of the Group’s funding debts and associated interest payments as of December 31, 2021.

	1 - 12 months	13 - 24 months	Total
	(RMB in thousands)
Liabilities to funding partners	3,101,381	696,852	3,798,233
Total funding debts	3,101,381	696,852	3,798,233
Interest payments(i)	247,104	48,012	295,116
Total interest payments	247,104	48,012	295,116

(i)
Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2021.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. SHORT‑TERM BORROWINGS

As of December 31, 2020 and 2021, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 4.0% and 3.8% per annum, respectively. Such borrowings are all denominated in RMB. All of the borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables.

The Group’s certain borrowings, amounting to RMB 1,701.0 million and RMB 1,497.2 million, as of December 31, 2020 and 2021, respectively, are collateralized by a pledge of the Group’s time deposits. As of December 31, 2020 and 2021, the outstanding balance of short-term borrowings was secured by RMB 1,781.3 million and RMB 1,670.7 million time deposits of the Group pledged as collateral, respectively.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	(RMB in thousands)
Guarantee derivative liabilities at fair value (Note 9)	252,613	1,473,853
Tax payable	632,006	975,396
Funds payable to Institutional Funding Partners (i)	670,942	425,763
Accrued payroll and welfare	364,500	408,828
Accrued risk management fees	48,993	197,665
Accrued professional fees and outsourcing fees	37,684	68,002
Accrued marketing expenses	78,681	61,193
Short-term leasing liabilities	45,577	53,644
Payable to third‑party sellers	55,704	47,114
Other payable to Individual Investors on Juzi Licai	86,841	30,477
Deferred service fees	51,966	26,737
Security deposits from third‑party sellers	10,718	16,435
Deferred interest and financial services income and others	23,038	9,880
Payable for acquisition of land use rights (ii)	516,000	-
Other accrued expenses	51,084	78,670
Total accrued expenses and other current liabilities	2,926,347	3,873,657

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

13. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Ji'an Aoxinlian Information Consulting Service Co., Ltd.(“Ji'an Aoxinlian”)	Ji’an Aoxinlian is controlled by the immediate family member of the Group's senior management.
Ji'an Aojuxun Information Consulting Service Co., Ltd.(“Ji'an Aojuxun”)	Ji’an Aojuxun is controlled by the immediate family member of the Group's senior management.
Shenzhen Aileyou Information Technology Co., Ltd.(Aileyou)	Aileyou is an equity investment of the Group.
L.P. Technology Holdings Limited (“L.P.”)	L.P. is an equity investment of the Group.
Individual Director or Officer	Directors or officers of the Group.
JD.com, Inc. and its subsidiaries (“JD Group”) *	JD Group was a shareholder of the Group before January 1, 2020.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

*In considering the equity interests of the Company held by JD, the transaction volumes between the Company and JD as well as other relevant factors, management concluded that JD was no longer a related party of the Company starting from January 1, 2020.

(a)
The Group entered into the following significant related party transactions:

(i)
Sales of goods and services to related parties

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Sales of goods and services to Aileyou	—	2,087	7,731
Total	—	2,087	7,731

(ii)
Purchase of goods and services from related parties

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Purchases of goods and services from Ji'an Aoxinlian	7,200	20,658	20,493
Purchases of goods and services from Ji'an Aojuxun	2,091	7,987	—
Purchases of goods and services from JD Group	827,574	—	—
Total	836,865	28,645	20,493

(b)
The Group had the following significant related party balances:

(i)
Amounts due from related parties

	As of December 31,
	2020	2021
	(RMB in thousands)
Due from L.P. by the Group	941	6,109
Total	941	6,109

(ii)
Amounts due to related parties

	As of December 31,
	2020	2021
	(RMB in thousands)
Due to individual Director or Officer and his/her immediate family members under investment programs offered by the Group	61,871	15,028
Due to Ji'an Aoxinlian by the Group	4,711	4,790
Due to Aileyou by the Group	932	3,285
Total	67,514	23,102

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Beizhipiji qualified as an HNTE and is entitled for a preferential income tax rate of 15% from 2017 to 2019, and is subject to the statutory income tax rate of 25% for both 2020 and 2021.

Shenzhen Lexin Software qualified as Software Enterprises and is entitled to an income tax exemption for the years of 2017 and 2018, a preferential income tax rate of 10% for 2019, and is entitled to a preferential income tax rate of 12.5% for 2020 and 2021.

Shenzhen Dingsheng Technology qualify as a Software Enterprise and is entitled to an income tax exemption for the years of 2017 and 2018 and a preferential income tax rate of 12.5% from 2019 to 2021.

Beihai Aurora and Beihai Turing are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy, in the meantime, the local tax bureau in Guangxi exempted 40% of the income based on 15% from 2018 to 2022. Therefore, Beihai Aurora and Beihai Turing applied a preferential income tax rate of 9% from 2018 to 2022, and 15% from 2023 to 2030.

The Group’s other PRC subsidiaries, the VIEs and the VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with the PRC.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non‑resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.The components of the Group’s income before income tax expense for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands, except for percentages)
Income before income tax expense	2,706,511	685,609	2,769,534
Income/(Loss) from non-China operations	41,461	15,143	(30,047)
Income from China operations	2,665,050	670,466	2,799,581
Income tax expense applicable to China operations	411,959	90,629	428,267
Income tax expense applicable to non-China operations	—	—	7,151
Total income tax expense	411,959	90,629	435,418
Effective tax rate for China operations	15.5%	13.5%	15.3%
Effective tax rate for the Group	15.2%	13.2%	15.7%

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Composition of income tax expense for the Group

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, the VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Current income tax expense	352,036	594,149	831,675
Deferred income tax expense	59,923	(503,520)	(396,257)
Income tax expense	411,959	90,629	435,418

The following table sets forth reconciliation between the statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group:

	For the Year Ended December 31,
	2019	2020	2021
Statutory EIT rate	25.0%	25.0%	25.0%
Change of tax position*	—	(2.4)%	—
Effect of tax holidays	(8.9)%	(9.6)%	(10.8)%
Tax effect of non-deductible expenses	(0.4)%	1.1%	0.9%
Changes in valuation allowance	**	(0.3)%	0.1%
Tax rate difference from statutory rate in other jurisdictions and others	(0.5)%	(0.6)%	0.5%
Effective tax rates for the Group	15.2%	13.2%	15.7%

* In the third quarter of 2020, RMB16.2 million income tax provision relating to 2019 was reversed as one subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for 2019 annual tax clearance in this quarter.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

** Less than 0.1%.

The following table sets forth the effect of tax holiday related to the Group:

	For the Year Ended December 31,
	2019	2020	2021
	(In thousands, except per share amount)
Tax holiday effect	239,732	66,110	299,578
Basic net income per share effect	0.67	0.18	0.81
Diluted net income per share effect	0.64	0.16	0.72

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	For the Year Ended December 31,
	2020	2021
Deferred tax assets
- Deferred guarantee income and other accrued expenses	477,023	832,412
- Contingent guarantee liabilities	434,697	232,210
- Provision for credit losses	359,293	646,460
- Advertising expenses in excess of deduction limit	54,970	178
- Net operating loss carryforwards	13,649	21,919
Less: valuation allowance	(4,429)	(6,756)
Total deferred tax assets	1,335,203	1,726,423
Net deferred tax assets	747,332	1,176,878

The components of the deferred tax liabilities are as follows:

	For the Year Ended December 31,
	2020	2021
Deferred tax liabilities
-Contract assets and service fees receivable	490,204	523,752
-Guarantee receivables	118,713	80,128
Total deferred tax liabilities	608,917	603,880
Net deferred tax liabilities	21,046	54,335

Movement of valuation allowance

	For the Year Ended December 31,
	2019	2020	2021
Balance at beginning of the year	(6,785)	(6,662)	(4,429)
Additions	(4,255)	(2,243)	(2,659)
Reversals	4,378	4,476	332
Balance at end of the year	(6,662)	(4,429)	(6,756)

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group evaluates a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in previous years’ annual tax filings, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the Group had net operating loss carryforwards of approximately RMB63.8 million and RMB107.2 million, respectively, which arose from the Group’s certain subsidiaries, the VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2020 and 2021, deferred tax assets arose from the net operating loss carryforwards amounted to RMB22.7 million and RMB41.9 million was provided for full valuation allowance respectively, while the remaining RMB41.1 million and RMB65.3 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2021, the net operating loss carryforwards of RMB7.2 million, RMB6.1 million, RMB8.7 million, RMB32.7 million and RMB52.4 million will expire in 2022, 2023, 2024, 2025 and 2026, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s subsidiaries and the consolidated VIEs in China. The Group does not intend to have any of its PRC subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or the VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and the VIEs for their PRC operations. As of December 31, 2021, the unrecognized tax liabilities related to undistributed profits from the PRC subsidiaries and the VIEs was RMB694 million.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

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

The net proceeds to the Company from the issuance of the Notes were US$293.0 million (RMB1,868.1 million), net of debt discount of US$3.6 million (RMB23.0 million) and issuance costs of US$3.4 million (RMB21.7 million). The debt discount and issuance costs of the Notes were amortized to interest expense over the contractual life to the maturity date. For the years ended December 31, 2020 and 2021, the interest expense related to the Notes was RMB47.8 million and RMB44.9 million, respectively.

The Group accounted for the Notes as a single instrument as “Convertible notes” on the Consolidated Balance Sheets. The debt discount and issuance costs were recorded as an adjustment to the carrying value of the Notes and are amortized as interest expense using the effective interest method. As of December 31, 2020 and 2021, the principal amount of the debt were RMB1,957.5 and RMB1912.7 million and unamortized debt discount and issuance costs were RMB37.3 and RMB30.0 million, respectively.

16. ORDINARY SHARES

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

In June 2018, 27,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans. As of December 31, 2020, 1,578,904 shares out of 27,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

In June 2021, 15,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans, totalling the shares for bulk issuance of ADSs to 42,000,000. As of December 31, 2021, 13,160,846 shares out of 42,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

17. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the year ended December 31, 2021, the Company had potential ordinary shares, including stock options granted, outstanding restricted share units and ordinary shares issuable upon the conversion of the Notes. For the years ended December 31, 2019, 2020 and 2021, stock options to purchase ordinary shares and restricted share units that were anti‑dilutive and excluded from the calculation of diluted net income per share were 7,627,967 shares, 11,398,012 shares and 9,826,578 shares, on a weighted average basis, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	2,294,552	594,980	2,333,923
Denominator:
Weighted average number of ordinary shares outstanding—basic	355,625,970	364,733,164	368,460,867
Net income per share attributable to ordinary shareholders—basic	6.45	1.63	6.33
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	2,294,552	594,980	2,333,923
Interest expense associated with convertible notes reversed	14,261	47,781	44,865
Net income attributable to ordinary shareholders for calculating diluted net income per share	2,308,813	642,761	2,378,788
Denominator:
Weighted average number of ordinary shares outstanding—basic	355,625,970	364,733,164	368,460,867
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	6,470,848	3,255,913	3,381,510
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	1,170,713	383,590	293,196
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	12,563,600	42,857,143	42,857,143
Weighted average number of ordinary shares outstanding—diluted	375,831,131	411,229,810	414,992,716
Net income per share attributable to ordinary shareholders—diluted	6.14	1.56	5.73

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

Total contributions by the Group for such employee benefits were RMB128.7 million, RMB85.9 million and RMB146.1 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid‑in capital, additional paid‑in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2020 and 2021, the restricted net assets of the Group’s relevant PRC entities amounted to RMB3,771.9 million and RMB4,189.9 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 52.2% of the consolidated net assets as of December 31, 2021. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 23.

20. SHARE‑BASED COMPENSATION

Share‑based compensation was recognized in operating cost and expenses for the years ended December 31, 2018, 2020 and 2021 as follows:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Processing and servicing cost	10,472	11,391	9,968
Sales and marketing expenses	28,611	32,486	30,508
Research and development expenses	42,977	46,116	39,413
General and administrative expenses	95,202	108,832	107,995
Total share‑based compensation expenses	177,262	198,825	187,884

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share‑based compensation and the Group did not capitalize any of the share‑based compensation as part of the cost of any asset in the years ended December 31, 2019, 2020 and 2021.

In October 2017, the Group adopted its 2017 Share Incentive Plan (“2017 Plan”), which permits the grant of stock options, restricted shares, and restricted share units of the Company to employees, directors and other eligible persons of the

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2018	13,833
Additions	3,512
Granted	(10,849)
Cancelled/forfeited	1,903
December 31, 2019	8,399
Additions	3,594
Granted	(3,005)
Cancelled/forfeited	2,539
December 31, 2020	11,527
Additions	3,641
Granted	(13,736)
Cancelled/forfeited	5,201
December 31, 2021	6,633

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options

1) Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2018	20,142	1.5164	7.95	353,559
Granted*	5,091	0.5000
Exercised	(7,798)	0.2548
Cancelled/forfeited	(1,194)	2.3996
December 31, 2019	16,241	1.7386	8.22	589,871
Granted*	2,829	0.5000
Exercised	(3,140)	0.2399
Cancelled/forfeited	(2,270)	2.1589
December 31, 2020	13,660	1.7569	7.87	189,072
Granted*	13,489	0.5000
Exercised	(2,426)	0.4529
Cancelled/forfeited	(4,594)	3.2215
December 31, 2021	20,129	0.7227	8.43	155,018
Vested and expected to vest as of December 31, 2021	18,867	0.7355	8.42	143,684
Exercisable as of December 31, 2021	4,447	1.2408	6.53	19,540

* No stock options were granted to non-employee directors for the years presented.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2019, 2020 and 2021 was RMB35.6, RMB25.5 and RMB23.0 per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2019, 2020 and 2021 was RMB293.5 million, RMB90.4 million and RMB78.5 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB125.1 million, RMB143.5 million and RMB147.0 million, respectively.

In August 2018, the Company modified the exercise price of 6,263,000 stock options granted under 2017 Plan to US$5.15. The incremental compensation expenses of RMB16.9 million was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2021, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s employees, directors and non-employee directors was RMB285.9 million. Total unrecognized compensation cost is expected to be recognized over a weighted‑average period of 2.9 years and may be adjusted for future changes in estimated forfeitures. Prior to completion of the IPO, the exercise price of each granted stock option was US$0.0001, the Company used intrinsic value (approximately the fair value of each of the Company’s ordinary share) on the grant date to estimate the fair value of the stock options granted. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2019	2020	2021
Expected volatility	41.81%~42.09%	45.25%~48.26%	46.68%~47.79%
Risk-free interest rate (per annum)	1.80%~1.81%	0.67%~0.88%	1.11%~1.64%
Exercise multiples	1.5~2.5	2	1.5~2.5
Expected dividend yield	—	—	—
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of grants (US$)	5.02~6.02	3.15~4.15	1.91~6.31

2) Stock options granted to non‑employees

The following table sets forth the summary of activities for stock options granted to non‑employees:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2018	500	0.0001	8.58	12,439
Granted	—	—	—	—
Exercised	(90)	0.0001	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2019	410	0.0001	7.58	19,864
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2020	410	0.0001	6.58	8,962
Granted	—	—	—	—
Exercised	(160)	0.0001	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2021	250	0.0001	5.58	3,076
Vested and expected to vest as of December 31, 2021	250	0.0001	5.58	3,076
Exercisable as of December 31, 2021	250	0.0001	5.58	3,076

For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized for stock options granted to non-employees were RMB3.3 million, RMB3.2 million and RMB1.7 million, respectively.

As of December 31, 2021, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s non‑employees was nil. There is no unrecognized compensation cost to be recognized and to be adjusted for future changes in estimated forfeitures.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2018	1,237	7.47
Granted*	5,758	5.10
Vested	(292)	7.49
Cancelled/forfeited	(709)	5.78
December 31, 2019	5,994	5.39
Granted*	176	4.27
Vested	(1,527)	5.43
Cancelled/forfeited	(989)	5.57
December 31, 2020	3,654	5.27
Granted*	247	3.21
Vested	(1,226)	5.35
Cancelled forfeited	(607)	5.12
December 31, 2021	2,068	5.02

* No restricted share units were granted to non-employee directors for the years presented.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2019, 2020 and 2021 was RMB11.6 million, RMB69.9 million and RMB24.2 million, respectively.

For the years ended December 31, 2019, 2020 and 2021, total share‑based compensation expenses recognized for restricted share units were RMB48.9 million, RMB52.1 million and RMB39.2 million, respectively.

As of December 31, 2021, the unrecognized compensation cost, related to unvested restricted share units was RMB5.7 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 1.3 years.

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

The expected repayment amount of the debt obligations are as follows:

	1 – 12 months	13 – 24 months	25 – 36 months	37 – 48 months	49 – 60 months and beyond	Total
	(RMB in thousands)
Funding debts obligations
Liabilities to funding partners	3,101,381	696,852	—	—	—	3,798,233
Interest payments (i)	247,104	48,012	—	—	—	295,116
Total funding debts obligations	3,348,485	744,864	—	—	—	4,093,349
Short–term borrowings	1,799,741	—	—	—	—	1,799,741
Interest payments (i)	40,366	—	—	—	—	40,366
Total short–term borrowings obligations	1,840,107	—	—	—	—	1,840,107
Convertible notes	—	1,912,710	—	—	—	1,912,710
Interest payments (i)	38,254	36,660	—	—	—	74,914
Total convertible notes obligations	38,254	1,949,370	—	—	—	1,987,624
Commitment to purchase delinquent loans (ii)	826,839	—	—	—	—	826,839
Total purchase obligations	826,839	—	—	—	—	826,839
(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2021.
(ii)
With respect to the arrangements with certain Institutional Funding Partners, the Group is required to purchase the off-balance sheet loans funded by those Institutional Funding Partners when the loans become delinquent for a certain period of time consecutively or cumulatively. Commitment to purchase delinquent loans represents the Group’s noncancelable obligations to purchase those delinquent loans which is yet to be sold by those Institutional Funding Partners as of December 31, 2021.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any liabilities in this regard as of December 31, 2020 and 2021.

22. SUBSEQUENT EVENTS

On March 16, 2022, the Group's board of directors authorized a share repurchase plan under which the Company may purchase up to US$50 million of its shares over the next twelve months.

No other events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2021.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S‑X Rule 5‑04 and Rule 12‑04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, the VIEs and the VIEs’ subsidiaries.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2020 and 2021, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	846	1,845	290
Amounts due from subsidiaries	371,814	354,241	55,588
Prepaid expenses and other current assets	6,272	28,427	4,461
Total current assets	378,932	384,513	60,339
Non-current assets
Investments in subsidiaries, the VIEs and the VIEs’ subsidiaries	7,004,849	9,563,708	1,500,754
Long-term investments	68,151	—	—
Other assets	—	215	34
Total non-current assets	7,073,000	9,563,923	1,500,788
Total assets	7,451,932	9,948,436	1,561,127
LIABILITIES
Current liabilities
Amounts due to subsidiaries, the VIEs and the VIEs’ subsidiaries	18,264	17,887	2,807
Accrued interest payable	9,233	8,735	1,371
Accrued expenses and other current liabilities	13,470	11,509	1,806
Total current liabilities	40,967	38,131	5,984
Non-current liabilities
Convertible notes	1,920,227	1,882,689	295,435
Total non-current liabilities	1,920,227	1,882,689	295,435
Total liabilities	1,961,194	1,920,820	301,419
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 268,935,832 shares issued, 267,356,928 shares outstanding as of December 31, 2020; 1,889,352,801 shares authorized, 286,430,946 shares issued, 273,270,100 shares outstanding as of December 31, 2021)	176	180	28
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 96,727,057 shares issued and outstanding as of December 31, 2020; 110,647,199 shares authorized, 94,465,693 shares issued and outstanding as of December 31, 2021)	58	57	9
Additional paid-in capital	2,724,006	2,918,993	458,054
Accumulated other comprehensive income	3,308	11,273	1,769
Retained earnings	2,763,190	5,097,113	799,848
Total shareholders’ equity	5,490,738	8,027,616	1,259,708
Total liabilities and shareholders’ equity	7,451,932	9,948,436	1,561,127

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(18,514)	(15,707)	(19,109)	(2,999)
Total operating expenses	(18,514)	(15,707)	(19,109)	(2,999)
Interest expense, net	(14,085)	(47,783)	(44,865)	(7,040)
Income from subsidiaries, the VIEs and the VIEs’ subsidiaries	2,260,115	626,877	2,395,789	375,952
Other long-term investments related impairment	—	—	—	—
Investment income/(loss)	57,391	27,624	(1,980)	(311)
Others, net	9,645	3,969	11,239	1,764
Income before income tax expense	2,294,552	594,980	2,341,074	367,366
Income tax expense	—	—	(7,151)	(1,122)
Net income attributable to ordinary shareholders	2,294,552	594,980	2,333,923	366,244
Other comprehensive income：
Foreign currency translation adjustments, net of tax	7,020	10,596	7,965	1,250
Total comprehensive income attributable to ordinary shareholders	2,301,572	605,576	2,341,888	367,494

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash (used in)/provided by operating activities	(6,596)	(53,626)	14,196	2,228
Cash flows from investing activities:
Cash paid on long–term investments	—	—	(18,868)	(2,961)
Proceeds from disposal of long-term investments	9,000	27,754	65,537	10,284
Cash paid on loans to third parties	—	—	(22,317)	(3,502)
Net cash used in funds to Group companies	(2,290,814)	(107,446)	(15,263)	(2,395)
Net cash (used in)/provided by investing activities	(2,281,814)	(79,692)	9,089	1,426
Cash flows from financing activities:
Proceeds from receivables from Pre–IPO Series C–1 preferred shareholders	348,264	—	—	—
Proceeds from issuance of convertible notes, net of debt discount	2,096,408	—	—	—
Payment of debt issuance costs	(24,048)	—	—	—
Payment of initial public offering expenses	—	—	—	—
Exercise of share–based awards	10,968	7,970	7,124	1,118
Net cash provided by financing activities	2,431,592	7,970	7,124	1,118
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,140)	(13,607)	(29,410)	(4,615)
Net increase/(decrease) in cash, cash equivalents and restricted cash	139,042	(138,955)	999	157
Cash, cash equivalents and restricted cash at beginning of the year	875	139,917	846	133
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	—	(116)	—	—
Cash, cash equivalents and restricted cash at end of the year	139,917	846	1,845	290

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, the VIEs and the VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, the VIEs and the VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, the VIEs and the VIEs’ subsidiaries” and shares in the subsidiaries, the VIEs and the VIEs’ subsidiaries’ income are presented as “Equity in income of subsidiaries, the VIEs and the VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Income. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

Amounts included in the above disclosure and previously reported for 2019 and 2020 have been revised to correct two errors each of which, in the opinion of management, are immaterial.

The Group revised the balance sheets of the parent company as of December 31, 2020 by a decrease of RMB2,059 million in amounts due from subsidiaries and other related parties, and an increase of RMB2,059 million in the investments in subsidiaries, the VIEs and the VIEs’ subsidiaries.

The Group revised the classification in the cash flow activities of the parent company for the years ended December 31, 2019 and 2020 by a decrease of RMB2,224 million and RMB90 million respectively in cash used in operating activities, and an increase of the same amount in cash used in investing activities. The impact of the errors was eliminated in consolidation. Accordingly, there is no impact on the previously reported consolidated financial position, results of operations or cash flows.