Form 20-F
period 2022-12-31
LexinFintech Holdings Ltd.
filed 2023-04-26
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

James Xigui Zheng, Chief Financial Officer

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

As of December 31, 2022, there were 325,453,777 ordinary shares issued and outstanding, consisting of 245,264,614 Class A ordinary shares (excluding the 11,073,226 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 80,189,163 Class B ordinary shares, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“APR” in relation to a loan refers to the annualized internal rate of return, or IRR, at which the net present value of all ordinary cash outflows (e.g., the principal of loans) and ordinary cash inflows (e.g., the principal repayment, the interest income, the credit facilitation service income fees, and other income) from a loan or a group of loans equals zero;
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
•
WFOE” or “WFOEs” refers to our wholly foreign-invested enterprises in China, including Beijing Shijitong Technology Co., Ltd., or Beijing Shijitong, Shenzhen Lexin Software Technology Co.,

Ltd., or Shenzhen Lexin Software, Beihai Green Lemon Technology Co., Ltd., or Beihai Green Lemon, and others; and
•
“we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd. and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The variable interest entities are the PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Investors are purchasing an interest in LexinFintech Holdings Ltd., a Cayman Islands holding company with no operations of its own. LexinFintech Holdings Ltd. does not have any equity ownership in the variable interest entities.

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of US$1.00=RMB6.8972, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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
the impact of COVID-19 pandemic;
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

Item 3. Key Information

A. Selected financial data

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication service and certain other businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. Such structure provides investors with exposure to foreign investment in China-based companies where the PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the variable interest entities accounted for 99.4%, 97.5% and 94.2% of our total revenues in 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd. and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities and their subsidiaries in China, including Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, the variable interest entities and subsidiaries of the variable interest entities as of the date of this annual report on Form 20-F.

LexinFintech Holdings Ltd.
(Cayman Islands)
100%
Green Lemon Technologies Limited
(Hong Kong)
100%
Installment (HK) Investment Limited
(Hong Kong)
100%
C. Xin Asset Management Limited
(Hong Kong)
Offshore
Onshore
100%
Beihai Green Lemon Technology Co., Ltd.
100%
Beijing Shijitong Technology Co., Ltd.
100%
Shenzhen Lexin Software Technology Co., Ltd.
Beihai Super Egg E-Commerce Co., Ltd.(7)
Beijing Lejiaxin Network Technology Co., Ltd.(3)
Shenzhen Xinjie Investment Co., Ltd.(1)
10%
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd.(4)
99%
Shenzhen Lexin Financing Guarantee Co., Ltd.(6)
Shenzhen Mengtian Technology Co., Ltd.(5)
100%
Beihai Aurora Technology Co., Ltd.
100%
Beihai Lexin Information Technology Co., Ltd.
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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our president and director.
(4)
The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our counsel, and Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%).
(5)
The shareholders of Mengtian Technology include Jay Wenjie Xiao (62.5%), Xiaoting Zhou (17.5%), Kris Qian Qiao (7.5%), Jianwei Wei (7.5%) and Shan Xu (5%), Xiaoting Zhou and Shan Xu are all our non-executive PRC employees.
(6)
99% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Shenzhen Lexin Software, and the remaining 1% is held by Upside Limited, one of our subsidiaries.
(7)
The shareholders of Beihai Super Egg include Tao Yang (50%) and Chao Han (50%), and Tao Yang and Chao Han are all our non-executive PRC employees.

However, the contractual agreements with the VIEs may not be as effective as ownership in directing the activities of the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report. As such, the VIEs structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as ownership in directing the activities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the PRC laws and regulations could limit the legal protections available to us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and related guidelines issued by the China Securities Regulatory Commission, or the CSRC, came into effect on March 31, 2023, which stipulates that a domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. See “Item 3. Key information—D. Risk Factors—Risks Related to Doing Business in China—Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our overseas offerings under the PRC laws, and we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Therefore, we face risks and uncertainties associated with these statements and regulatory actions, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors in the past, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the PRC laws and regulations could limit the legal protections available to us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China.” The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, the variable interest entities and their subsidiaries in China. Our operations in China are governed by the PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the variable interest entities in China, including, among others, certain value-added telecommunications service license for the operation of domestic call center service, value-added telecommunications service license for online data processing and transaction processing, value-added telecommunications service license for the operations of internet content service, network microcredit license and financing guarantee business permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries, the variable interest entities or their subsidiaries (i) do not receive or maintain any necessary permissions or approvals from the PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

As advised by Shihui Partners, our PRC legal counsel, in connection with our issuance of securities to foreign investors, under the PRC laws, regulations, and rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entities, (i) are required to fulfill the filing procedure with the CSRC, if we seek subsequent securities offerings and listings in overseas markets, and (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. However, there remains significant uncertainty inherent in relying on the opinion of our PRC legal counsel as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. We cannot assure you that regulators in China will not take a contrary view to that of our PRC legal counsel or will not subsequently require us to undergo the approval or clearance procedures and subject us to penalties for non-compliance.

In addition, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our overseas offerings under the PRC laws, and we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval if required.”

Cash and Asset Flows through Our Organization

LexinFintech Holdings Ltd. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, LexinFintech Holding Ltd.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to LexinFintech Holdings Ltd. In addition, our PRC subsidiaries are permitted to pay dividends to LexinFintech Holdings Ltd. only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Further, our PRC subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under the PRC laws and regulations, our PRC subsidiaries and the variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. As of December 31, 2020, 2021 and 2022, the total amount of such restriction to which our PRC subsidiaries and the variable interest entities and their subsidiaries are subject was RMB3,772 million, RMB4,190 million, and RMB5,001 million (US$725 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under the PRC laws, LexinFintech Holdings Ltd. may fund our PRC subsidiaries only through capital contributions or loans, and fund the variable interest entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2021 and 2022, the aggregate amount of capital contribution by LexinFintech Holdings Ltd. to our intermediate holding companies and PRC subsidiaries was RMB3,354 million and RMB3,691 million (US$535 million), respectively.

As of December 31, 2021 and 2022, the outstanding balance of amounts due from the Company and its subsidiaries to the VIEs and the VIEs’ subsidiaries was RMB58.1 million and RMB107 million (US$15.5 million), respectively. As of December 31, 2021 and 2022, the outstanding balance of amounts due to the Company and its subsidiaries by the VIEs and the VIEs’ subsidiaries was RMB6,452 million and RMB6,285 million (US$911 million), respectively. The consolidated VIEs may transfer cash to the relevant WFOE by paying service fees according to the business cooperation agreements. For the years ended December 31, 2020, 2021 and 2022, the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements was RMB2,422 million, RMB4,140 million and RMB1,540 million (US$223 million), respectively.

For the years ended December 31, 2020, 2021 and 2022, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and the consolidated VIEs. For the years ended December 31, 2020, 2021 and 2022, no transfer of cash or other assets, dividends or distributions were made to U.S. investors.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Service fees paid by VIEs to PRC subsidiaries(1)	2,422,048	4,140,049	1,539,812
Goods/service fees received by VIEs from PRC subsidiaries(1)	730	2,527	13,004
Funds from parent to Cayman, BVI, and Hong Kong subsidiaries/(repayment from Cayman, BVI, and Hong Kong subsidiaries to parent)(2)	107,446	15,263	(36,817)
Funds from Cayman, BVI, and Hong Kong subsidiaries to parent (3)	—	—	(323,446)
Funds from Hong Kong subsidiaries to PRC subsidiaries(4)	21,069	—	—
Funds provided by PRC subsidiaries to VIEs/(repayment from VIEs to the PRC subsidiaries)(4)	1,688,579	2,431,307	(1,507,456)
Funds provided by Hong Kong subsidiaries to VIEs(4)	828,184	—	—
Funds provided by VIEs to PRC subsidiaries/(repayment from PRC subsidiaries to VIEs)(5)	(199,440)	(150,468)	61,831
Transfer of equity shares in Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to primary beneficiary of the VIEs(6)	—	—	585,659

Notes:

(1) Represents “Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others” of the VIEs in the condensed consolidating schedule of cash flow information.

(2) Represents “Net cash (used in)/provided by funds to Group companies” of the Parent in the condensed consolidating schedule of cash flow information. The funds provided to/repayments received from Group companies are presented on a net basis in investing activities.

(3) Represents “Net cash provided by/(used in) funds from Group companies” of the Parent in the condensed consolidating schedule of cash flow information. The funds received from/repayments made to Group companies are presented on a net basis in financing activities.

(4) “Net cash (used in)/provided by funds to Group companies” in columns of “Other Subsidiaries” and “Primary Beneficiary of the VIEs” in the consolidating schedules include the following items:

•
Funds from Hong Kong subsidiaries to PRC subsidiaries, which are included in the “Other Subsidiaries” column;
•
Funds provided by PRC subsidiaries to the VIEs, which are included in the “Primary Beneficiary of the VIEs” and the “Other Subsidiaries” column; and
•
Funds provided by HK subsidiaries to the VIEs, which are included in the “Other Subsidiaries” column.

Below table summarizes the detailed cash transfers among the entities of the Group.

For the year ended December 31, 2020	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds from Hong Kong subsidiaries to PRC subsidiaries	(21,069)	21,069	—
Funds provided by PRC subsidiaries to VIEs/repayment from VIEs to PRC subsidiaries)	(828,184)	(1,688,579)	2,516,763

For the year ended December 31, 2021	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds provided by PRC subsidiaries to VIEs/repayment from VIEs to PRC subsidiaries)	(100)	(2,431,207)	2,431,307

For the year ended December 31, 2022	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds provided by PRC subsidiaries to VIEs/repayment from VIEs to PRC subsidiaries)	(252)	1,507,708	(1,507,456)

(5) Represents “Net cash (used in)/provided by funds to Group companies” of the VIEs’ investing activities in the condensed consolidating schedule of cash flow information.

(6) In 2022, the consolidated VIE, Shenzhen Fenqile Network Technology Co., Ltd., transferred all its equity interest in Shenzhen Lexin Financing Guarantee Co., Ltd to primary beneficiary of the VIEs, Shenzhen Lexin Software Technology Co., Ltd. The total consideration for the transfer of equity shares is RMB586 million.

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
(2)
Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective;
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

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented. The financial information of the consolidated trusts and asset-backed securities (“ABS”) were included in the financial position for the VIEs and the VIEs’ subsidiaries, as the consolidated VIEs companies are considered the primary beneficiary of these trusts and ABS plans.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	48,868	519,209	9,297,734	—	9,865,811
Inter-group revenues (1)	—	112,943	1,516,904	329	(1,630,176)	—
Total Operating revenue	—	161,811	2,036,113	9,298,063	(1,630,176)	9,865,811
Operating cost:
Third-party costs	—	(77,711)	(268,727)	(6,484,657)	—	(6,831,095)
Inter-group costs (1)	—	—	—	(36)	36	—
Total operating cost	—	(77,711)	(268,727)	(6,484,693)	36	(6,831,095)
Gross profit	—	84,100	1,767,386	2,813,370	(1,630,140)	3,034,716
Operating expense:
Third-party expenses	(15,082)	(82,216)	(838,069)	(1,764,902)	—	(2,700,269)
Inter-group expenses (1)	—	—	(329)	(1,629,811)	1,630,140	—
Total operating expenses	(15,082)	(82,216)	(838,398)	(3,394,713)	1,630,140	(2,700,269)
Share of income from subsidiaries (2)	872,049	888,094	—	—	(1,760,143)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	16,098	—	(16,098)	—
Others	(37,215)	(17,753)	131,522	617,568	—	694,122
Income before income tax	819,752	872,225	1,076,608	36,225	(1,776,241)	1,028,569
Income tax expenses	—	(176)	(188,514)	(13,950)	—	(202,640)
Net income	819,752	872,049	888,094	22,275	(1,776,241)	825,929
Less: net income attributable to non-controlling interests	—	—	—	6,177	—	6,177
Net income/(Loss) attributable to ordinary shareholders	819,752	872,049	888,094	16,098	(1,776,241)	819,752

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,527	287,020	11,091,978	—	11,380,525
Inter-group revenues (1)	—	68,500	2,980,763	11,429	(3,060,692)	—
Total Operating revenue	—	70,027	3,267,783	11,103,407	(3,060,692)	11,380,525
Operating cost:
Third-party costs	—	1,945	(112,202)	(5,520,994)	—	(5,631,251)
Inter-group costs (1)	—	—	—	(1,636)	1,636	—
Total operating cost	—	1,945	(112,202)	(5,522,630)	1,636	(5,631,251)
Gross profit	—	71,972	3,155,581	5,580,777	(3,059,056)	5,749,274
Operating expense:
Third-party expenses	(19,109)	(40,298)	(930,293)	(1,689,151)	—	(2,678,851)
Inter-group expenses (1)	—	—	(11,429)	(3,047,627)	3,059,056	—
Total operating expenses	(19,109)	(40,298)	(941,722)	(4,736,778)	3,059,056	(2,678,851)
Share of income from subsidiaries (2)	2,395,789	2,333,912	—	—	(4,729,701)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	332,405	—	(332,405)	—
Others	(35,606)	38,281	65,636	(369,200)	—	(300,889)
Income before income tax	2,341,074	2,403,867	2,611,900	474,799	(5,062,106)	2,769,534
Income tax expenses	(7,151)	(8,078)	(277,988)	(142,201)	—	(435,418)
Net income	2,333,923	2,395,789	2,333,912	332,598	(5,062,106)	2,334,116
Less: net income attributable to non-controlling interests	—	—	—	193	—	193
Net income attributable to ordinary shareholders	2,333,923	2,395,789	2,333,912	332,405	(5,062,106)	2,333,923

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,440	63,823	11,579,992	—	11,645,255
Inter-group revenues (1)	—	—	2,408,993	449	(2,409,442)	—
Total Operating revenue	—	1,440	2,472,816	11,580,441	(2,409,442)	11,645,255
Operating cost:
Third-party costs	—	(3,684)	(49,408)	(7,959,095)	—	(8,012,187)
Inter-group costs (1)	—	—	—	(21,817)	21,817	—
Total operating cost	—	(3,684)	(49,408)	(7,980,912)	21,817	(8,012,187)
Gross profit	—	(2,244)	2,423,408	3,599,529	(2,387,625)	3,633,068
Operating expense:
Third-party expenses	(15,707)	(14,714)	(808,555)	(1,360,975)	—	(2,199,951)
Inter-group expenses (1)	—	—	(449)	(2,387,176)	2,387,625	—
Total operating expenses	(15,707)	(14,714)	(809,004)	(3,748,151)	2,387,625	(2,199,951)
Share of income from subsidiaries (2)	626,877	584,348	—	—	(1,211,225)	—
Loss of the VIEs and the VIEs’ subsidiaries (3)	—	—	(816,113)	—	816,113	—
Others	(16,190)	58,329	9,086	(798,733)	—	(747,508)
Income/(loss) before income tax	594,980	625,719	807,377	(947,355)	(395,112)	685,609
Income tax benefits/(expenses)	—	1,158	(223,029)	131,242	—	(90,629)
Net income/(Loss) attributable to ordinary shareholders	594,980	626,877	584,348	(816,113)	(395,112)	594,980

Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,517	66,953	151,857	1,273,823	—	1,494,150
Restricted cash	—	120,556	596,802	718,675	—	1,436,033
Restricted term deposit and short-term investments	—	1,012,180	200,000	119,678	—	1,331,858
Financing receivables, net	—	7,665	93,820	6,756,760	—	6,858,245
Amounts due from Group companies (4)	335,934	1,486,746	5,214,557	106,977	(7,144,214)	—
Deposits to insurance companies and guarantee companies	—	—	34,251	2,214,771		2,249,022
Contract assets, service fees receivable and guarantee receivables	—	5,427	342,459	4,151,340	—	4,499,226
Property, equipment and software, net	—	2,689	68,294	213,610	—	284,593
Land use rights, net and right of use assets	—	—	48,982	1,029,258	—	1,078,240
Long‑term investments	—	16,816	—	331,560	—	348,376
Investments in subsidiaries (2)	10,741,234	8,270,993	—	—	(19,012,227)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	2,291,434	—	(2,291,434)	—
Other assets	8,549	42,607	220,288	2,919,516	—	3,190,960
TOTAL ASSETS	11,087,234	11,032,632	9,262,744	19,835,968	(28,447,875)	22,770,703
LIABILITIES
Amounts due to Group companies (4)	357,042	250,499	251,562	6,285,111	(7,144,214)	—
Short‑term borrowings	—	—	30,000	1,288,476	—	1,318,476
Funding debts	—	—	—	5,719,358	—	5,719,358
Deferred guarantee income	—	—	113,225	781,633	—	894,858
Contingent guarantee liabilities	—	—	111,612	770,495	—	882,107
Convertible notes	2,063,545	—	—	—	—	2,063,545
Other liabilities	17,896	40,899	485,352	2,699,461	—	3,243,608
TOTAL LIABILITIES	2,438,483	291,398	991,751	17,544,534	(7,144,214)	14,121,952
Total equity attributable to owners of the company	8,648,751	10,741,234	8,270,993	2,291,434	(21,303,661)	8,648,751
Non-controlling interests	—	—	—	—	—	—
TOTAL SHAREHOLDERS’ EQUITY (2)	8,648,751	10,741,234	8,270,993	2,291,434	(21,303,661)	8,648,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,087,234	11,032,632	9,262,744	19,835,968	(28,447,875)	22,770,703

	As of December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,845	212,191	317,694	2,132,402	—	2,664,132
Restricted cash	—	20	31,429	1,423,233	—	1,454,682
Restricted term deposit and short-term investments	—	1,271,220	50,000	424,678	—	1,745,898
Financing receivables, net	—	—	—	4,014,102	—	4,014,102
Amounts due from Group companies (4)	354,241	1,090,779	5,401,561	58,050	(6,904,631)	—
Deposits to insurance companies and guarantee companies	—	—	—	1,378,489	—	1,378,489
Contract assets, service fees receivable and guarantee receivables	—	—	171,480	4,661,403	—	4,832,883
Property, equipment and software, net	—	4,768	60,793	129,769	—	195,330
Land use rights, net and right of use assets	—	—	62,350	1,096,579	—	1,158,929
Long‑term investments	—	20,178	—	448,886	—	469,064
Investments in subsidiaries (2)	9,563,708	7,209,384	—	—	(16,773,092)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	1,726,848	—	(1,726,848)	—
Other assets	28,642	32,852	122,832	2,928,359	—	3,112,685
TOTAL ASSETS	9,948,436	9,841,392	7,944,987	18,695,950	(25,404,571)	21,026,194
LIABILITIES
Amounts due to Group companies(4)	17,887	260,100	174,268	6,452,376	(6,904,631)	—
Short‑term borrowings	—	—	63,810	1,735,931	—	1,799,741
Funding debts	—	—	—	3,798,233	—	3,798,233
Deferred guarantee income	—	—	—	419,843	—	419,843
Contingent guarantee liabilities	—	—	—	928,840	—	928,840
Convertible notes	1,882,689	—	—	—	—	1,882,689
Other liabilities	20,244	17,584	497,525	3,593,686		4,129,039
TOTAL LIABILITIES	1,920,820	277,684	735,603	16,928,909	(6,904,631)	12,958,385
Total equity attributable to owners of the company	8,027,616	9,563,708	7,209,384	1,726,848	(18,499,940)	8,027,616
Non-controlling interests	—	—	—	40,193	—	40,193
TOTAL SHAREHOLDERS’ EQUITY (2)	8,027,616	9,563,708	7,209,384	1,767,041	(18,499,940)	8,067,809
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,948,436	9,841,392	7,944,987	18,695,950	(25,404,571)	21,026,194

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by/(used in) operating activities	(51,139)	(15,497)	(371,539)	537,019	—	98,844
Net cash provided by/(used in) transactions with external parties	(51,139)	(106,623)	(1,807,221)	2,063,827	—	98,844
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	91,126	1,435,682	(1,526,808)	—	—
Net cash provided by/(used in) investing activities	36,141	33,143	743,054	(2,062,379)	(1,158,996)	(2,409,037)
Net cash provided by/(used in) transactions with external parties	(676)	356,841	(178,995)	(2,586,207)	—	(2,409,037)
Net cash (used in)/ provided by funds to Group companies (6)	36,817	(323,698)	1,507,708	(61,831)	(1,158,996)	—
Transfer of Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to subsidiary (7)	—	—	(585,659)	585,659	—	—
Net cash provided by/(used in) financing activities	(754)	(36,817)	28,021	(37,777)	1,158,996	1,111,669
Net cash provided by/(used in) transactions with external parties	(324,200)	—	(33,810)	1,469,679	—	1,111,669
Net cash provided by/(used in) funds from Group companies (8)	323,446	(36,817)	61,831	(1,507,456)	1,158,996	—

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by/(used in) operating activities	14,196	(45,084)	2,996,575	(298,268)	—	2,667,419
Net cash provided by/(used in) transactions with external parties	14,196	(114,057)	(1,071,974)	3,839,254	—	2,667,419
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	68,973	4,068,549	(4,137,522)	—	—
Net cash provided by/(used in) investing activities	9,089	(3,931)	(2,509,341)	622,696	2,296,102	414,615
Net cash provided by/(used in) transactions with external parties	24,352	(3,831)	(78,134)	472,228	—	414,615
Net cash (used in)/ provided by funds to Group companies (6)	(15,263)	(100)	(2,431,207)	150,468	2,296,102	—
Net cash provided by/(used in) financing activities	7,124	15,489	(162,314)	656,269	(2,296,102)	(1,779,534)
Net cash provided by/(used in) transactions with external parties	7,124	—	(11,620)	(1,775,038)	—	(1,779,534)
Net cash provided by/(used in) funds from Group companies (8)	—	15,489	(150,694)	2,431,307	(2,296,102)	—

	For the Year Ended December 31, 2020
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(53,626)	38,370	1,554,848	(1,750,611)	—	(211,019)
Net cash (used in)/provided by transactions with external parties	(53,626)	38,370	(866,470)	670,707	—	(211,019)
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	—	2,421,318	(2,421,318)	—	—
Net cash (used in)/provided by investing activities	(79,692)	(572,780)	(1,739,492)	(2,190,303)	2,445,838	(2,136,429)
Net cash provided by/(used in) transactions with external parties	27,754	276,473	(50,913)	(2,389,743)	—	(2,136,429)
Net cash (used in)/provided by funds to Group companies (6)	(107,446)	(849,253)	(1,688,579)	199,440	2,445,838	—
Net cash provided by/(used in) financing activities	7,970	107,446	(156,940)	3,720,373	(2,445,838)	1,233,011
Net cash provided by transactions with external parties	7,970	—	21,431	1,203,610	—	1,233,011
Net cash provided by/(used in) funds from Group companies (8)	—	107,446	(178,371)	2,516,763	(2,445,838)	—

(1)
The inter-group revenues and inter-group costs recognized by the consolidated VIEs were related to the goods and services between the consolidated VIEs and WFOEs;
The inter-group revenues generated by other subsidiaries and primary beneficiaries of the VIEs represent the technical service charges to the consolidated VIEs, which were recognized as inter-group expenses by the consolidated VIEs.
(2)
It represents the equity method accounting treatment with regards to consolidated entities included in other columns in the condensed consolidating schedules. These amounts are eliminated in consolidation.
(3)
It represents the economic benefits held by primary beneficiaries of the VIEs from the consolidated VIEs.
(4)
The inter-group balances represent the funds provided among Parent, other subsidiaries, primary beneficiary of the VIEs, and the consolidated VIEs, as well as the operating receivables and payables resulting from the provision of goods and services among the group companies.
(5)
For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to WFOEs for technical service fees were RMB2,422 million, RMB4,140 million and RMB1,540 million, respectively. Cash received by the VIEs from WFOEs for the provision of goods and services were RMB0.7 million, RMB2.5 million and RMB13.0 million, respectively.
(6)
Net cash (used in)/provided by funds to Group companies represent the funds provided among Parent, other subsidiaries, primary beneficiary of the VIEs, and the consolidated VIEs, and the collections received for the funds previously provided.
(7)
In 2022, the consolidated VIE, Shenzhen Fenqile Network Technology Co., Ltd., transferred all its equity interest in Shenzhen Lexin Financing Guarantee Co., Ltd to primary beneficiary of the VIEs, Shenzhen Lexin Software Technology Co., Ltd. The total consideration for the transfer of equity shares is RMB586 million.

(8)
Net cash provided by/(used in) funds from Group companies represent the funds received among Parent, other subsidiaries, primary beneficiary of the VIEs, and the consolidated VIEs.

Enforcement of Civil Liabilities

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

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; (iii) is not inconsistent with a Cayman Islands judgment in respect of the same matter and (iv) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Our PRC legal counsel has advised us that there is uncertainty as to whether the PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of the PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on the PRC laws before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with the PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in the PRC also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in the PRC, the laws, regulations and the discretion of the governmental authorities in the Chinese mainland discussed in this annual report are expected to apply to entities and businesses in the Chinese mainland, rather than entities or businesses in Hong Kong which operate under a different set of laws from the Chinese mainland.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the variable interest entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;

•
We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as ownership in directing the activities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as ownership in directing the activities”; and
•
Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

Risks Related to Doing Business in China

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations”;
•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs”;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”;
•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment”;
•
We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes with short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of the PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the PRC laws and regulations could limit the legal protections available to us”;
•
The PRC government has significant oversight and discretion over our business operations, and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs”; and
•
Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Risks Related to Our Business and Industry

•
We have a limited operating history in China’s online and offline consumption market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects;
•
The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with the PRC laws and regulations may affect our business;
•
Changes in the PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending could have a material adverse effect on our business;
•
If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected;
•
If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected;
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
•
Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial; and

•
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these individuals are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the American Depositary Shares—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.”

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under the current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with exceptions relating to e-commerce business, domestic multi-party communications services business, store-and-forward business or otherwise stipulated by the state.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the PRC laws and regulations, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” As a result of these contractual arrangements, we exert control over the variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated VIEs which contribute to 94.2% of our revenues in 2022. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our PRC subsidiaries and the variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by the PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress, or the NPC, passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Edition 2021) , or the 2021 Negative List, jointly promulgated by the Ministry of Commerce and the National Development and Reform Committee, or the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investments, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the financial results of the variable interest entities into our financial results, and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as ownership in directing the activities.

We have relied and expect to continue to rely on contractual arrangements with the variable interest entities and their shareholders to operate our business in areas where foreign ownership is restricted. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transaction—B. Related Party Transaction—Contractual Arrangements with the Variable Interest Entities.” These contractual arrangements may not be as effective as ownership in directing the activities of the variable interest entities and their subsidiaries. For example, the variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had ownership of the variable interest entities, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the variable interest entities and their shareholders of their obligations under the contractual arrangements to exercise control over the variable interest entities and their subsidiaries. The shareholders of the variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the variable interest entities and their shareholders. Although we have the right to replace any shareholder of such entities under the contractual arrangements, if any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the variable interest entities and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as ownership would be.

Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with the variable interest entities and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” If the variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the PRC laws. For example, if the shareholders of the variable interest entities were to refuse to transfer their equity interests in such entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under the PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China —Uncertainties in the interpretation and enforcement of the PRC laws and regulations could limit the legal protections available to us.”

Furthermore, the contractual arrangements provide that (i) as requested by our WFOEs from time to time, the variable interest entities will unconditionally sell all of their assets to the extent permitted by the PRC law to our WFOEs, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) the variable interest entities or their respective shareholders will pay to our WFOEs, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to our WFOEs, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under the PRC laws in the event of a mandatory liquidation required by the PRC laws or bankruptcy liquidation. Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the variable interest entities, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over the variable interest entities due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct part of our business.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in the variable interest entities to a PRC entity or individual designated by us, to the extent permitted by the PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Although under our current contractual arrangements, (i) the spouses of some of shareholders of some of the variable interest entities has respectively executed a spousal consent letter, under which each spouse agrees that he/she will not raise any claims against the equity interest, and will take every action to ensure the performance of the contractual arrangements, and (ii) the variable interest entities and their shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs or their subsidiaries, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

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

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in the variable interest entities from the variable interest entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by the PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the State Administration for Market Regulation, or the SAMR (formerly named the State Administration for Industry and Commerce, or the SAIC), and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the variable interest entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

There may be an impact on our company if our contractual arrangements with the variable interest entities, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the 2021 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the financial results of the variable interest entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

Uncertainties in the interpretation and enforcement of the PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In March 2023, the NPC approved a plan to re-organize institutions under the State Council, and China would set up a national financial regulatory administration directly under the State Council that would be in charge of regulating the financial industry except for the securities sector, and would deepen the reform of its local financial regulatory mechanism. In addition, the PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, or the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Ongoing reform of the financial regulatory system and developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online and offline consumption platforms like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in the PRC laws and regulations of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We maintain contractual arrangements with the variable interest entities. Such corporate structure may subject us to sanctions and compromise the enforceability of related contractual arrangements, which may result in significant disruption to our business.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies or the publishment of new regulations. For example, in May 2011, the State Council announced the establishment of the CAC. The primary role of the CAC is to facilitate policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters relating to the internet industry.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on the PRC laws and regulations which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries. Our operations in China are governed by the PRC laws and regulations. The PRC government in constant reform has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the NPC promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Meanwhile, the Implementation Regulations on the Foreign Investment Law, which was promulgated by the State Council in December 2019 and became effective on January 1, 2020, further clarified and elaborated the relevant provisions of the Foreign Investment Law.

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

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S., from time to time, have negatively impacted stock prices for such companies. Various equity-based research organizations may publish reports on China-based companies with negative comments that could lead to negative publicity and special investigations on these companies. In case any similar scrutiny is targeted at us, regardless of its lack of merit, it could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

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

Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the American Depositary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

Under the PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary surplus funds. These statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends.

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the owner’s equity in the latest audit report of such domestic enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The PRC regulation of loans to and direct investment in the PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to certain information reporting requirements on foreign investors or the applicable foreign investment entities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment Restrictions.” In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan to be provided by us to the variable interest entity must be recorded and registered by the NDRC, and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

However, the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

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

In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the consolidated variable interest entities when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments or at all, have not registered with certain governmental authority to make social insurance and housing provident funds contributions, and have engaged third-party human resources agencies to pay on our behalf for some of our employees. Neither have we fully withheld the individual income tax in accordance with relevant PRC laws and regulations.

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

Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for Internet Platforms, which stipulates that any concentration of undertakings involving the variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our potential acquisitions of other entities that we may make in the future (whether by ourselves, our subsidiaries or through the variable interest entities) and that meets the criteria for declaration may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalties, including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement.

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

The PRC regulations relating to offshore investment activities by the PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under the PRC laws.

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

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

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

Any failure to comply with the PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

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

Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, enterprises that are registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. For detailed discussions of applicable laws, regulations and implementation rules, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Regulations Relating to Enterprise Income Tax.”

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

If the status of certain of our PRC subsidiaries and the variable interest entities as “High and New Technology Enterprises” or “Software Enterprises” is revoked or expires, we may have to pay additional taxes or make up any previously unpaid taxes and may be subject to a higher tax rate, which would adversely affect our results of operations.

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTE(s), pursuant to which HNTEs are instead subject to an income tax rate of 15% when they meet the conditions on preferential tax rate, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2019, Shenzhen Lexin Software received confirmation from the relevant PRC government agencies that it qualified as an HNTE for the three years ended December 31, 2019, 2020, and 2021. In December 2022, Shenzhen Lexin Software successfully re-applied for a new HNTE qualification for the three years ending December 31, 2022, 2023, and 2024, in this regard, Shenzhen Lexin Software was subject to the income tax rate of 15% in

2022. In December 2020, Shenzhen Dingsheng Computer Technology Co., Ltd., or Dingsheng Computer was qualified as an HNTE for the three years ending December 31, 2020, 2021 and 2022, but failed to satisfy the accreditation conditions concerning tax incentives of HNTE in 2022 and was subject to the income tax rate of 25% in 2022 accordingly.

Pursuant to the Circular on Income Tax Policies for “Software Enterprises Encouraged by the State” announced on April 23, 2021, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Shenzhen Lexin Information Service Co.,Ltd. was qualified as “Software Enterprise Encouraged by the State” from 2021. As a result, Shenzhen Lexin Information Service Co.,Ltd. is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprise Encouraged by the State” is subject to review by the relevant authorities every year.

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, Beihai Aurora Information Technology Co., Ltd. and Beihai Turing Technology Co., Ltd., which has changed its name to Beihai Lexin Information Technology Co., Ltd., are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15% from 2018 to 2022. Therefore, Beihai Aurora Information Technology Co., Ltd. and Beihai Lexin Information Technology Co., Ltd. enjoyed a preferential income tax rate of 9% from 2018 to 2022 and will enjoy a rate of 15% from 2023 to 2030.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Taxation Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Tax—Regulations Relating to Dividend Withholding Tax.”

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

Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company (excluding cash) are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. See “Item 4. Information on the Company —B. Business Overview—Regulations—Regulations Relating to Tax—Regulations Relating to Income Tax for Share Transfers.”

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

Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our overseas offerings under the PRC laws, and we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval if required.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our overseas offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Approved by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, which include the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. The Trial Measures stipulate that both direct and indirect overseas offering and listing activities are subject to regulation. Specifically, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, make the filing with the CSRC. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in the PRC, its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect shall be made on a substance over form basis.

According to the Trial Measures and the Officials from Relevant Department of CSRC Answered Reporter Question Regarding the Trial Measures, the existing domestic companies that have completed overseas offering and listing before the effective date of the Trial Measures, or March 31, 2023, such as us, shall not be required to perform filling procedures for the completed overseas issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets in future shall be subject to the filing with the CSRC within three working days after the offering is completed or after the relevant application is submitted overseas.

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offers and lists securities in an overseas market in violation of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 yuan and RMB5,000,000. Controlling shareholders and actual controllers that organize or instruct the violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be each imposed a fine of between RMB500,000 and RMB5,000,000.

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures of other PRC government authorities, we may face sanctions, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the uncertainty of inability of the PCAOB to conduct inspections of our auditor may deprive our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended

December 31, 2021. However, on August 26, 2022, the PCAOB signed a Statement of Agreement with the CSRC and the Ministry of Finance to take the first step in opening up the PCAOB to inspections and investigations of accounting firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future.

If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with the PRC laws and regulations may affect our business.

The online consumer financing industry in China is heavily regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Interim Measures for the Administration of Commercial Banks on Online Lending issued in July 2020, and amended in June 2021 or the Commercial Banks Online Lending Measures, the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, the Announcement No. 3 issued by the PBOC on March 2021, and the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, or the Circular 14, issued by the CBIRC on July 12, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

As we rely primarily on our funding partners for our loan products, our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners whose businesses are highly regulated. To comply with such guidance, we may need to adjust our business model and our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which may adversely affect our business and results of operations. For example, the Circular 141 provides a series of guidance on the “cash loan” business of financial institutions, including, among others, (i) requiring financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interests or fees; (ii) requiring network microcredit companies to suspend the funding of micro loans with no specific consumption scenario or designated use of loan proceeds, and (iii) prohibiting banking financial institutions from providing loans with no designated use of loan proceeds under relevant PRC laws and regulations.

For another example, the Commercial Banks Online Lending Measures provide a series of guidance on the online lending business of commercial banks, which stipulate that commercial banks shall manage and control the payment of loan and shall not outsource their core businesses (including the funding and settlement of loans and the credit approval) to third-party institutions, unless the commercial banks extend loans jointly with a third-party institution that has obtained governmental approval for operating lending business. In addition, the Circular 24 stipulates that Commercial banks shall strengthen their role as the responsible party for risk control, independently manage internet loan risks, complete on their own the parts of the risk control process that have important influences on loan risk assessment and loan risk control, and refrain from outsourcing key parts of their pre-loan, mid-loan or post-loan management to external parties.

To ensure compliance with the requirements of the Circular 141, the Commercial Banks Online Lending Measures, the Circular 24 and other applicable laws and regulations, we adjusted our practice to cease charging borrowers any interests or fees. Instead, we charged financial institutions a service fee. In certain circumstances, financial institutions entrusted third-party payment service providers or banks whom we cooperated with to provide payment clearing services for our online lending business; We currently conduct a part of the investor protection program through our own qualified financial guarantee companies and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform. We cannot assure you that such changes in our business model would not materially and adversely affect our business and prospects, or that our efforts would ensure full compliance to the Circular 141 and other applicable laws and regulations.

In addition, to comply with the requirement in the Commercial Banks Online Lending Measures that commercial banks must include a mandatary process for the borrower to read the loan contract in the online loan application and set up reasonable mandatory reading time, we adjusted the user interface on our platform. In March 2021, the PBOC released the Announcement No. 3 to require all lending institutions to display the annualized rate of each loan product prominently on the website, mobile app, poster and any other channels where the product is marketed, and specify the annualized rate in the loan contract. In light of this, we further updated the interface on our platform as requested by certain funding partners, but we cannot assure you that our display of information is in full compliance with such requirements. We may need to make further changes to our platform to comply with potential additional requirements in the loan application process.

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

In addition, we cannot assure you that the business operations of our institutional funding partners currently are, or will continue to be, in compliance with relevant PRC laws and regulations. In the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks, and as a result, our business, results of operations, financial condition and prospects would be materially and adversely affected. For example, the Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection, require that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and good faith, and protect the legitimate rights and interests of consumers of financial products and services when providing financial products or services to such consumers. The Measures for Financial Consumer Protection also specify various requirements on banks and payment institutions to protect consumers’ financial information, including the collection, disclosure, notification, use, management, storage and confidentiality of such information.

Furthermore, the Administrative Measures for the Protection of Consumers’ Rights and Interests by Banking and Insurance Institutions, or the Measures for the Protection, requires banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumer’s rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of the partners, complaint handling, diversified resolution of conflicts and disputes, internal training, internal assessment, and internal audit, and has listed the consumers’ rights that the banking and insurance institutions shall protect. In the event our funding partners violate the provisions in the measures, they could become subject to penalties, including warnings, fines, suspension of business and revocation of required licenses, and as a result, we may need to adjust our business operations and our business, results of operations, financial condition and prospects would be materially and adversely affected.

Further, on December 31, 2021, the PBOC issued the Regulations for Local Financial Supervision and Administration (Draft), which emphasizes that a local financial organization shall operate business within the area approved by the local financial regulatory authority, in adherence to the principle of serving the local area, and shall not conduct business across provincial administrative area in principle. On December 31, 2021, the PBOC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the CBIRC, the CSRC, the SAFE and the China National Intellectual Property Administration, or the CNIPA, jointly issued the Administrative Measures for Online Marketing of Financial Products (Draft), or the Online Marketing Draft, which prohibits any institution or individual from providing online marketing services for any illegal financial activities and provides for a code of conduct for marketing cooperation between financial institutions and third party internet platform operators, which includes, among other things, a pre-assessment of qualifications and responsibilities of each party, necessary security measures to ensure the confidentiality and integrity of data transmission, and measures to prevent other institutions from accessing, intercepting, and storing relevant data. As of the date of this annual report, these draft regulations have not been adopted, and there exist uncertainties as to the interpretation of such regulations and their applicability to our business.

Moreover, the CBIRC issued the Circular 14 on July 12, 2022, which further requires commercial banks to regulate the cooperation of online loan business with third-party institutions and enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation, and other business cooperation, to clarify the rights and responsibilities of each party. This notice provides a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations may require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and we comply with the relevant requirements of funding partners for their security assessment and compliance management, and will keep communicating with the funding partners and adjust our relevant practice such as supplementing and improving the content of the cooperation agreement and internal policies at their requests in a timely manner. However, if any failure to adjust our cooperation occurs, it may potentially have a material impact on the availability of our funding.

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

Changes in the PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending could have a material adverse effect on our business.

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

In addition, due to the fact that the laws and regulations are rapidly evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by licensed financial institutions or microcredit companies will be subject to the cap provided by any newly adopted laws or regulations. If our microcredit company is subject to any newly adopted cap in the future, we may need to lower the pricing of loans funded by our microcredit company or modify our business model. As of December 31, 2022, less than 0.2% of the outstanding loans that we facilitate are funded by our microcredit company.

Consequently, the PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. To ensure compliance with the caps, we may need to reduce the fees we charge to our institutional funding partners, subject to further negotiation with them. They may further lower the APR of their loans from time to time if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling. If our funding partners or us are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the limits permitted by the relevant laws and regulations, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with our funding partners could be materially and adversely affected.

If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2022, we cumulatively originated RMB863 billion (US$125 billion) in loans. In 2020, 2021 and 2022, we originated RMB177 billion, RMB214 billion and RMB205 billion (US$29.7 billion) in loans, respectively, for approximately 12.9 million, 14.2 million and 9.7 million active users. We strategically focus on serving young generation consumers in China between the ages of 23 and 40 and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Around 91% of all active users on our platform were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected. In addition, through our Lehua Card, we attract customers by connecting their preferred payment tools directly to their credit line with us, allowing them to draw down directly from their credit line when they make each individual purchase. If our connection with these payment tools is founded to be not fully compliant with relevant PRC laws and regulations on consumer finance protection, or if our other efforts in retaining existing users and attracting new users are challenged by other relevant existing or future laws and regulations or more strict enforcement, our ability to retain and attract users at efficient cost level may be materially and adversely affected.

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

In addition, the Announcement No. 3 provides that all lending institutions are required to display the annualized rate of each loan product prominently on the website or other channels where the product is marketed, which complements the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Interim Measures, stipulating requirements for publishing advertisements online and/or offline. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Advertising and Marketing.” Although sufficient measures have been implemented by us to comply with these laws and regulations, we cannot assure you that all advertisements we display fully comply with the regulatory requirements. For example, our qualification of advertising or the authorization from our funding partners regarding our advertisements may be challenged, and the content of our advertisements is also subject to review and censorship of the government. If the relevant laws and regulations on internet advertising are strictly implemented, we may take additional measures to further modify the way we advertise and incur additional costs for consumer acquisition. Any failure to comply with such laws and regulations would materially and adversely affect our business, financial condition, results of operations and prospects.

If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected.

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

Meanwhile, our investor protection practice may also be deemed as providing guarantee services without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by the CBIRC, and eight other PRC regulatory agencies and became effective on October 9, 2019 and was amended in June 2021. Pursuant to these Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including but not limited to the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties, including but not limited to suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities.

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

Due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we cannot assure you that our current investor protection mechanisms on our platform will be in full compliance with Circular 141, Commercial Banks Online Lending Measures, Financing Guarantee Regulations, the Financing Guarantee Supplementary Provisions or other existing and future laws and regulations. For example, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. It is uncertain whether we would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our current arrangements with institutional funding partners, third-party financing guarantee companies or commercial insurance companies. Although such kind of investor protection mechanisms on our platform has not been explicitly prohibited by Circular 141, it may be subject to change and uncertain interpretation of any applicable laws and regulations. If it is deemed to be in violation of any applicable laws and regulations, we could be subject to penalties and/or be required to change our current business model and, as a result, our business, financial condition, results of operations and prospects would be materially and adversely affected in the future.

Moreover, if the assets of certain third-party guarantee companies were seized or implicated in legal or regulatory proceedings, and the loans we facilitated were not repaid in time, the funding partners may not be able to recover their funds and cease their cooperation with us, and we may fail to recoup our deposit paid to such third-party guarantee companies and lose our service fees. Should any of the foregoing occur, our competitive position as well as our results of operations would be materially and adversely affected.

In addition, due to the restriction on the outstanding guarantee liabilities and the minimum assets ratio of a financing guarantee company set forth in applicable PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Financing Guarantee,” we may not have sufficient capital to meet the required ratio and may be required to take measures such as increasing the registered capital of our own financial guarantee companies. Although we do not expect any difficulties of the required governmental approval, we cannot assure you that these measures will be successful and in the event that we do not have sufficient capital to meet the ratio requirement, our business prospects and results of operations would be adversely affected.

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

There are uncertainties as to the interpretation of relevant PRC laws and regulations and their applicability to our business. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. Funding loans without going through a network microcredit company or a trust may also render us to be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

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

In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce of the People’ Republic of China, or the MOFCOM, the PBOC, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures in December 2021, which took effect in February 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators and the data processing activities carries out online platform operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security; and online platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties.

On August 17, 2021, the PRC State Council promulgated the Security Protection Regulations for Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As this regulation was newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under the PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any regulatory inquiry, notice, investigations, warning, or sanctions on cybersecurity review made by the CAC on such basis.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and transfer personal information outbound, or if it has cumulatively transferred personal information outbound of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. This brings more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC. There may be a small amount of outbound transferred personal information in our ordinary course of business and we have declared such security assessment for the outbound data transfer to CAC through the local cyberspace administration at the provincial level. As of the date of this annual report, we are working with the CAC on the assessment. If we fail to obtain the approval for the outbound data transfer, we may be subject to penalties and our business, financial condition and results of operations would be adversely affected.

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

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2020, 2021 and 2022, we originated RMB177 billion, RMB214 billion and RMB205 billion (US$29.7 billion) in loans, respectively. As of December 31, 2020, 2021 and 2022, our outstanding principal balance of loans was approximately RMB76.5 billion, RMB85.9 billion and RMB99.6 billion (US$14.4 billion), respectively. Our financing receivables, net amounted to RMB5,123 million, RMB4,014 million and RMB6,858 million (US$994 million) as of December 31, 2020, 2021 and 2022, respectively. Our 90 day+ delinquency ratio was 1.95%, 1.92% and 2.53% as of December 31, 2020, 2021 and 2022, respectively.

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

Our expansion into offering our users higher credit lines, new loan products and financial services, and new product categories on our e-commerce channel, and our expansion into serving an increased number of young generation consumers, may expose us to new challenges and more risks.

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

In addition, as our user base shifts to consist of more young generation consumers, we may not able to accurately assess the credit risks of these new users due to our lack of credit data and experience. Higher credit limit products may also carry more risks, and we may not be able to adequately address the default risk of our loans originated under these higher credit limit products due to a lack of historical data. Serving a changing user base may also expose us to new challenges and more risks. If we fail to execute our growth strategies, or if we fail to address the challenges and risks, our business and results of operations could be materially and adversely affected.

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
•
regulatory authorities may take the view that the new products, financial services or platform changes do not comply with the PRC laws, regulations or rules applicable to us or our funding partners;
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

We are subject to risks associated with fraudulent activities on our platforms as well as risks associated with handling user and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. In addition, our young generation consumers may be more susceptible to fraud due to their limited financial knowledge and experience in using financial services. They may not be well equipped to detect sophisticated fraudulent schemes that directly target them. For instance, our users may be encouraged by third parties or organized criminal groups to incur personal installment loans on our platform and transfer the proceeds to them, who have no intention to repay, ultimately resulting in default. Other scammers may pretend to be us, offer our users fraudulent loans and charge fraudulent “service fees” to our users. We provide our users with education on financial planning and management, including on the concept of credit, credit and personal information protection, fraud and identity theft prevention. However, we cannot assure you that these efforts will be effective in preventing fraud.

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

In addition, if the PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, institutional funding partners may become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among online lending platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Furthermore, if the PRC laws and regulations are issued that prohibit our cooperation with our institutional funding partners, including licensed financial institutions, microcredit lenders or other consumer finance platforms, our cooperation with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of our business, including but not limited to the online retail, the online finance industries. The PRC government extensively regulates the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, which may result in significantly disruptions to our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. We are also required to obtain certain licenses and permits for our online consumer financing and microcredit services. See “Item 3. Key Information—D. Risk Factors—The laws and regulations governing the online consumer finance industry in China are developing and evolving rapidly, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with the PRC laws and regulations may affect our business.”

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained certain value-added telecommunications service license for the operation of domestic call center service in May 2022, which will remain valid until May 2027, and certain value-added telecommunications service license for online data processing and transaction processing in July 2019, which will remain valid until July 2024. It is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment Restrictions.” If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out. Although we believe that Ji’an Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, we cannot assure you that Ji’an Microcredit will be able to maintain or renew its microcredit license if the draft measures are implemented.

If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to uncertainties surrounding the Measures for Credit Reporting Business, the interpretation and implementation of which may have an adverse impact on our business, financial condition and results of operations.

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

In September 2021, the PBOC released the Measures for Credit Reporting Business, which took effect on January 1, 2022. The Measures for Credit Reporting Business defines “credit information” as information that “serves the financial and economic activities and is used to determine the credit status of individuals and enterprises, which refers to basic information, loan information and other relevant information collected in accordance with the law and other information originated from analysis and evaluation of credit status of individuals and enterprises based on the foregoing information.” The Measures for Credit Reporting Business also requires, among other things, that the credit reporting agency shall report to the PBOC the information processors that collaborate with such credit reporting agency with respect to the collection, storing, processing and analyzing of the credit information. Separately, entities “actually providing credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, etc.” are also subject to the Measures for Credit Reporting Business. Any agency carrying out personal credit reporting business without the necessary permit should complete the rectification within 18 months after the implementation date of the Measures for Credit Reporting Business.

As the Measures for Credit Reporting Business is relatively recent, significant uncertainties exist with respect to its interpretation and implementation. For example, the Measures for Credit Reporting Business. Does not specify what constitutes “activities relating to credit reporting business.” It is also unclear what activities may be deemed as “actually providing credit reporting services.” Further, the Measures for Credit Reporting Business does not provide a clear guidance or execution rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Measures for Credit Reporting Business.

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

In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms (not including us) requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

Although we are not one of the 13 internet platforms who received the Notice Relating to Disconnecting Connection, we have entered into a collaboration agreement and have initially implemented a system interfacing with licensed credit reporting institution, trying to ensure the flow of personal information comply with the Measures for Credit Reporting Business and the Notice Relating to Disconnecting Direct Connection to the largest extent. According to the Notice Relating to Disconnecting Direct Connection, the Credit Reporting Measures and other related laws and regulations, any failure or perceived failure by us to meet the relevant requirements may subject us to fine or criminal liability, which could have an adverse effect on our business, financial condition and results of operations. However, as neither clear guidance nor implementation rules with regard to the Measures for Credit Reporting Business has been issued and the acceptance criteria of the regulators are uncertain, we will closely monitor the regulatory requirements and adjust the applicable measures in a timely manner to ensure that the flow of credit data be in compliance with the Measures for Credit Reporting Business to the largest extent. However, we may incur significant costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices.

New laws and regulations may impose additional requirements and other obligations on our e-commerce business, which may materially and adversely affect our business, financial condition and results of operations.

In addition to requirements of licenses and permits, the PRC laws and regulations also require e-commerce platform operators to take measures to protect consumer rights. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce.” Failure to do so may subject the e-commerce platform operators to rectification requirements and penalties. For example, the E-Commerce Law requires e-commerce platform operators to take necessary actions if the merchants on the platform fail to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operations.

Moreover, under the E-Commerce Law, except for in certain circumstances, all e-commerce operators, including e-commerce platform operators and merchants on these platforms, shall register with local branches of the SAMR, provide identity information of merchants on their platform to local branches of SAMR and prompt any merchants failing to make such registrations to comply with the relevant registration requirements. We have required merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants and fail to attract potential merchants who may not be willing to cooperate with us in full compliance with the E-Commerce Law. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations to (i) ensure platforms’ security, including but not limited to protection of data privacy, (ii) ensure fair dealing and protect the legitimate rights and interests of consumers on the platform, (iii) publicize transaction information preservation and transaction rules, and (iv) protect intellectual properties.

In addition, the Measures for the Supervision and Administration of Online Transactions which became effective on May 1, 2021 specify that online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations. Furthermore, on November 22, 2022, the SAMR issued the Anti-unfair Competition Law of the People’s Republic of China (Draft for Comments), or the Draft Anti-unfair Competition Law until December 22, 2022, which proposes the following five new type of unfair competition in the data economy: (i) committing malicious transactions to impede or disrupt the normal operation of other undertakings, (ii)

taking advantage of data and algorithms, technologies, platform rules and so on to disrupt the fair competition order of the market by influencing user choices or otherwise; setting links to its own commodities or services by means of keyword association, false operation options or otherwise, so as to cheat or mislead users to click on such links; (iii) taking advantage of technical means, platform rules, etc. to improperly exclude or hinder the access to and transaction of the commodities or services legally provided by other undertakings in violation of industry practices or technical specifications; (iv) improperly acquire or use the business data of other undertakings; (v) making use of algorithms to implement unreasonable differential treatment or unreasonable restriction for transaction counterparties in terms of transaction conditions by analyzing user preference, transaction habit and other characteristics.

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

Our business has been and may continue to be materially adversely affected by the outbreak of COVID-19 in China.

Since the beginning of 2020, COVID-19 has become widespread in China and many other countries. Outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. Many of the initial quarantine measures within China have since been relaxed, and we, together with our business partners, have gradually resumed normal operations since March 2020. However, restrictions have been re-imposed from time to time thereafter in certain cities to combat sporadic outbreaks. Starting from the fourth quarter of 2020, a few waves of COVID-19 infections have emerged in various regions of China, including the emergence of the Omicron variants affecting areas such as Xi’an, Jilin Province, and Shanghai in late 2021 and early 2022, and varying levels of travel restrictions were reinstated. For example, travel restrictions and mandatory quarantine measures have been implemented in Shanghai since March 2022, affecting our operations in the city.

As China began to adjust its COVID-19 prevention and control measures at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time and early 2023 which caused temporary disruption to our operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be adversely effected.

In recent years, we have donated to the pandemic-hit city of Wuhan for purchases of scarce medical supplies. We have also donated to Henan province in central China, which was hit by heavy rains and flooding, to support relief efforts and help local communities resume normal life, work and production. In additional to the philanthropic actions, we have been actively integrating social responsibility into its operations, products, and services. For our outstanding ESG efforts, we have received the Wealth and Society Corporate Commitment Certificate from The Asian Banker’s Global Wealth and Society Corporate Commitment Certification Program 2021.

Fluctuations in interest rates could negatively affect our business.

The profitability of our business depends on the interest rates at which our users are willing to borrow, and the interest rates at which our funding partners are willing to lend. Specific benchmark rates may fluctuate as a result of changes in economic conditions and governmental policies. For example, the PBOC lowered its benchmark lending rates in February 2020, April 2020, January 2022 and August 2022 as China’s economy continues to be threatened by the COVID-19 outbreak. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our users. For example, in a falling interest rate environment, potential users may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the expected rates of return on our investment products may be reduced, and our profitability may be adversely affected.

We incurred net losses in the past and may incur net losses in the future.

We incurred net losses in the past while we had net incomes since 2017. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving young generation consumers and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. In addition, we historically had relatively low charge-off rates. Our 90 day+ delinquency ratio was 1.95%, 1.92% and 2.53% as of December 31, 2020, 2021 and 2022. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

As the Anti-Monopoly Guidelines for Internet Platforms were newly promulgated, it is uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties and need to adjust some of our business practice, which could be costly. Moreover, the Anti-Monopoly Law amended in June 2022, promulgated by the Standing Committee of the NPC, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

We have granted, and may continue to grant, low and nominally priced share options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced share options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2020, 2021 and 2022, we recorded an aggregate of RMB198.8 million, RMB187.9 million and RMB156.3 million (US$22.7 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If the total addressable market for our target user cohort is smaller than what we believe it is, our results of operations may be adversely affected, and our business may suffer.

It is very difficult to estimate the total addressable market for our target user cohort due to factors such as market demand, the PRC regulations of the credit industry, competition, general economic conditions and the relatively short history of the online consumer finance industry in China. We believe that our total addressable market of users consists of new generation consumers. However, if there is less demand than we anticipate for loan products offered on our platform, it may materially and adversely impact our business, financial condition and results of operations.

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

In September 2019, we issued US$300 million principal amount of convertible senior notes to PAGAC Lemongrass Holding I Limited. The convertible notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The notes will be convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the holder’s option from the date that is six months after the issuance date. On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes shall be paid in full by April 2024 in 14 monthly installments. The agreement has replaced the holder’s right to require us to repurchase for cash all or any portion of the notes in September 2023.We may not have sufficient funds to pay the notes or fulfill other obligations under the notes.

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

For example, the PRC Cybersecurity Law, which took effect in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the SAMR and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273¬2020) in March 2020, which took effect in October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and means for processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. In addition, the Data Security Law and the Personal Information Protection Law became effective on September 1, 2021 and on November 1, 2021 respectively, and a draft of the Interim Provisions on the Protection and Management of Personal Information of Mobile Internet Applications was published to solicit public comments on April 26, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security.”

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

Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the personal information protection and data security laws and regulations, such as the PRC Cyber security Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected. For more details of credit assessment activities, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to uncertainties surrounding the Measures for Credit Reporting Business, the interpretation and implementation of which may have an adverse impact on our business, financial condition and results of operations.”

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

In addition to our website, we also offer consumer finance products on our mobile applications, which are regulated by the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, promulgated by the CAC, in June 2016, amended in June 2022 and became effective in August 2022. Under the MIAIS Regulations, the provider of the mobile internet application shall have more and detailed obligations when owning or operating a mobile internet application, including but not limited to making and disclosing management rules and platform conventions, guaranteeing cyber data security and personal information protection and completing assessments of security in accordance with applicable laws and regulations. According to the MIAIS Regulations, the providers of mobile applications shall not engage in any activity that is prohibited by laws and regulations, such as endangering national security, disrupting social order or infringing on the legitimate rights and interests of others.

We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the MIAIS Regulations. However, we cannot assure you that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the MIAIS Regulations at all times. If our mobile applications were found to be violating the MIAIS Regulations, we may be subject to relevant penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020 and expired in December 2021. It is uncertain whether and when the United States and China will enter into another trade deal in the future.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis. For instance, in the preparation of the unaudited condensed consolidated financial information for the second quarter of 2019, we uncovered certain control deficiencies which led to accounting errors in our unaudited condensed consolidated financial information for the first quarter of 2019. The accounting errors were corrected and disclosed in our earnings release for the quarter ended June 30, 2019 on Form 6-K. We have undertaken remedial measures to improve our quarter-end closing procedures and addressed the relevant control deficiencies.

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

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by the PRC laws and regulations to pay various statutory employee benefits, including pension, housing provident fund, medical insurance, on-the-job injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020, 2021 and early 2022. Most of the travel restrictions and quarantine requirements in China were lifted in December 2022. Whether the impact of COVID-19 will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries.

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

Since our ADSs became listed on the Nasdaq on December 21, 2017, the trading price of our ADSs has ranged from US$1.26 to US$20.00. The trading prices of ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The trading performances of other Chinese companies’ securities, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in 2022, which may from time to time have a material adverse effect on the market price of our ADSs. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular industries or companies. For example, the actual and perceived worldwide economic effect of the COVID-19 pandemic has caused a significant drop in prices on global stock markets, and appears to have similarly had an adverse impact on the market price of our ADSs.

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

On March 16, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million worth of our shares (including ADSs) over the next twelve months through March 16, 2023. On November 17, 2022, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$20 million worth of our shares (including ADSs) over the next twelve months through November 17, 2023. Our share repurchases could affect our ADS trading prices, increase their volatility, reduce our cash reserves and may be suspended or terminated at any time, which may result in a decrease in the trading prices of our ADSs.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of February 28, 2023, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 77.2% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of February 28, 2023, we had 245,866,026 Class A ordinary shares outstanding, including 231,589,490 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

Our Cayman Islands legal counsel has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature. Our PRC legal counsel has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. See “Item 3. Key Information—Enforcement of Civil Liabilities” for details.

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

As of February 28, 2023, our directors and officers collectively own an aggregate of 78.8% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of the variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2022.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2022 in the determination of whether we will be or become a PFIC will depend in part upon the market price of our ADSs. In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the nature and composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2022 or becoming a PFIC in one or more future taxable years.

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

Through Beijing Shijitong and Shenzhen Lexin Software, we obtained control over Beijing Lejiaxin, Shenzhen Xinjie, Shenzhen Fenqile, Qianhai Dingsheng and Mengtian Technology, or collectively, the variable interest entities, based on a series of contractual arrangements. See “—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

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

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes will mature in seven years, bearing interest at a rate of 2.0% per annum. The notes will be convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the holder’s option from the date that is six months after the issuance date. On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes shall be paid in full by April 2024 in 14 monthly installments. The agreement has replaced the holder’s previous right to require us to repurchase all or any portion of the notes with cash in September 2023.

In February 2020, we successfully bid for a plot of land in Shenzhen’s Nanshan district. Total purchase price for the acquisition of the land plot was RMB1.032 billion. Pursuant to the terms of the bid, the Company was required to pay 50% of the total purchase price (minus the security deposit) immediately after the signing of the definitive agreements, and the remaining 50% of the purchase price within one year after the signing. The Company made the first installment payment of RMB516 million in February 2020, and the second installment payment of RMB516 million in February 2021. The land use rights are subject to certain agreed-upon performance requirements and transfer restrictions.

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

Strategic Investments

We have conducted strategic investments both domestically and abroad. Our investment activities in recent years include equity investments in companies operating in the online consumer finance, insurance and other sub-sectors in the fintech space. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—From time to time we may evaluate and consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.” We expect to continue to evaluate and pursue potential opportunities for strategic investments.

B. Business Overview
Overview

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI-driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs for financial digital transformation. Our core competencies include:

•
Unique online and offline integrated user acquisition channels based on a keen insight of consumers behaviors;

•
Distinctive ecosystem of consumer-oriented financial services and consumption offerings empowered by credit facilitation, installment consumption scenarios, and tech-enabled solutions;

•
Big data and technology-driven risk identification and management capabilities;

•
Excellent operating capability leveraging on AI technology to categorize users into tiered groups and apply customized strategies to different groups;

•
Stable funding source from a variety of financial institutions attributing to our long-term cooperation;

•
Tech-driven innovation capabilities in Internet space;

•
Early-mover advantages of data accumulation and analytics; and

•
Young customer base with consumption potential.

We provide a wide array of consumer-oriented services, including credit facilitation service, tech-empowerment service, and installment e-commerce platform service. Meanwhile, we provide diversified services to financial institutions including credit assessment and operation system upgrades and user acquisition service utilizing state-of-the-art technologies including big data, advanced computing and artificial intelligence.

We strategically focused on serving the young generation of consumers in China between the ages of 23 and 40, who have high growth potential and prime credit profiles. These customers, we believe, have untapped income potential and unsatisfied consumption demand that is temporarily mismatched with their income levels, a strong desire to build up credit profiles and a call for satisfying user experience. In addition, we believe that the young generation consumers will grow and become the primary consumption driver in China economy in the future. We aspire to become one of their most trustworthy consumer brands.

Our Services

We provide a range of products and services to promising, young and prime customers and diversified financial institutions based on our insights into consumer behaviors and unique platform capabilities, including credit facilitation service, tech-empowerment service, and installment e-commerce platform service.

Credit facilitation service

Aiming to meet underserved consumers' credit needs, we apply AI-based matching technology on our Fenqile platform to match consumers having various credit profiles with financial institutions, such as customer acquisition, preliminary credit screening, and loan collections to facilitate the transactions. The loan products offered under our credit facilitation service are primarily funded by our funding partners including our consolidated trusts, asset-backed securitized debts and our microcredit company. We also provide guarantee and insurance services to our borrowers through partnership with licensed third-party financial guarantee providers and/or commercial insurance companies. We are required to provide back-to-back security or guarantee as indemnity to these third-parties in the event of default by our borrowers.

Tech-empowerment service

We offer a comprehensive set of tailored technology solutions at various stages of the credit facilitation process to match the diverse needs of our institution partners, such as customer acquisition, credit assessment, operations and post-loan services. Our tech-empowerment service primarily includes profit-sharing model, fintech upgrade model, and customer acquisition services. Our tech-empowerment service generated approximately 27% of total loan originations in 2022.

Profit-sharing model

Our profit-sharing model focuses on providing technology solutions to our financial institution partners throughout the entire credit facilitation process between potential borrowers and the institutional funding partners, such as customer acquisition, credit assessment, and post-loan collection services. Under the profit-sharing model, we take no or very limited credit risk on the borrowers' principals and interests and charge the financial institutions a service fee at a pre-set percentage of the agreed-upon interests. As of December 31, 2022, we have worked with a total of 39 institutional funding partners under this model.

Fintech upgrade model

Levering our core competencies accumulated from nearly a decade of operations, we have built up our capabilities to offer services for financial institutions throughout the full credit facilitation process, including channel co-building, product co-developing, joint risk management, full lifecycle operation, and client-based services. We provide tailored services for various types of banks and satisfy their differentiated needs, work with them to build their digitalized credit service capabilities, assist to develop core competencies for in-house products, and achieve business growth. We charge pre-set service fees for our technology services without any credit risk.

Customer acquisition service model

In addition to providing user acquisition and matching, initial credit screening, and post-loan services to our institutional funding partners, we refer users on our platform for whom we may temporarily not in an appropriate position to provide services to other third-party online lending platforms and charge service fees. Such service is generally intended to provide more options for our users and serves as part of our full-suite products offerings.

Installment e-commerce platform service

Leveraging our core capabilities in financial payment, risk management and consumer insights, Our Fenqile platform provides services to merchants, large brands and small and mid-sized enterprises, equipping them with an e-commerce platform to strengthen their consumer-based operations, while at the meantime offers our young and promising consumers with superior shopping experience that is more convenient, more considerate and more flexible in payment.

With our competitive strengths, the Fenqile platform differentiates itself by offering flexible options such as zero down payment and installment purchases, and thus improving the conversion rate of purchase and rewarding the merchants and brands a platform of high speed growth, attractive transcation volume, and promising consumption potential.

Our Users

Our target user base is focused on consumers in China between the ages of 23 and 40 with high growth potential and premium credit profiles. As of December 31, 2022, the total number of our registered users reached 189 million, and users with credit line reached 40.0 million, among whom over 80% are aged between 23 and 40 years old and over 65% were urban working population. We are committed to identifying the needs of our consumers for credit services at different life stages and facilitate to provide financial services within their reach. Relying on our efficient risk management systems, we provide customized services and products to our borrowers based on their credit needs and risk profiles through diversified financing channels. The number of our cumulative active users reached 29.4 million in 2022. As their consumer finance service provider, we grow alongside our users since they are young and win their recognition and loyalty over years of services. In addition to credit services, we also help our users fulfill various consumption needs through our installment e-commerce platform. As of December 31, 2022, around 40% our active users have used more than one of our products.

Products for Users

We offer diversified and differentiated products and services to meet various demands from our users. Our products include installment loan products, Lehua Card, and installment purchase products for personal consumption.

On Fenqile, we offer credit lines to qualified users for their various daily use. We gain insight about our users based on big data and AI technology to adequately identify and meet their individual needs for financial products under different scenarios. We offer unsecured credit products in various amounts, maturity, interest rates, and repayment methods for users’ selection.

When a user applies for a credit line for the first time, the amount of credit line we approve ranges from RMB5,000 to RMB50,000, and the aggregate amount of personal installment loans borrowed by a single user may not exceed the credit line available to that user. Based on our continuous risk monitoring and assessment, we may adjust the amount of the credit line, change the percentage of the credit line that may be applied toward personal installment loans, or revoke the credit line. We may grant up to RMB200,000 of credit line to existing users who have established a good credit and repayment history with us.

Users approved for our credit line are eligible to apply for personal installment loans with credit terms generally ranging from 1 to 36 months. Users can have multiple installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available. Users may use installment loans to obtain cash or to finance purchases on our marketplace through our e-commerce channel.

We also offer scenario-based lending through Lehua Card, which can be connected directly to our users’ preferred payment solution providers, such as Alipay, WeChat Pay, and UnionPay. Users can apply the use of the Lehua Card under any offline and online consumption scenario where Lehua Card is accepted, allowing them to use their credit line for instant purchases or cash-advances.

We also operate an e-commerce platform where users can purchase in lump-sum or installment their favorite products, such as cell phones, electronics, trendy apparels, cosmetics and daily necessities.

User Acquisition and Retention

To date, we have successfully accumulated a large user base and achieved deep market penetration among young generation consumers in China by providing a consumption platform that integrates high-quality financial services, online and offline consumption scenarios, membership benefits, and superior user experience.

We acquire users primarily through four ways: (i) online advertising and related channels, including online platforms and Apps such as Douyin and WeChat; (ii) organic traffic, which consists of internet traffic generated from our brand recognition, as well as MGM (member get member) ; (iii) our offline sales team who can provide more firsthand detailed information of user and accurate credit assessment through offline market due diligence; and (iv) e-commerce platforms operated by us and third parties.

In 2022, we put in place a complete RTA online user acquisition model, further improved the efficiency and accuracy of user identification by optimized iteration of pre-lending and lending channel models, and significantly increased the conversion rate of user acquisition. In 2022, the number of our new prime users grew by 32.1% on a year-over-year basis, and transaction volume per order grew by 67.4% over the same period.

In 2022, we also continued to optimize our offline user acquisition channels and achieved, without incremental staffing for our offline team, 6.4% increase of monthly user acquisition efficiency(based on monthly GMV per person) and growth of 33.7% in transaction volume per order compared to 2021.

Along with improving user acquisition ability and efficiency, we conducted a further refined credit rating system of our existing user cohorts through data and model optimization, as a result we are able to improve identification of premium users and effectively explore and satisfy the needs of different user cohorts with customized operating strategies, and significantly enhanced user satisfaction and retention. The GMV generated by our existing active users increased by 13.4% in 2022 year-over-year.

We also provide our users with a wide variety of products and superior user experience through our e-commerce platform, which significantly enhances our user retention. We have further expanded and enriched the offerings in the existing categories and brands of products offered on the platform, such as cosmetic products, trendy apparels, and daily necessities, enabling young customers to meet their increasing daily consumption needs on our e-commerce platform. In 2022, our total GMV increased by 27.1% and transaction volume per order grew by 10.8% from 2021.

Our Institutional Customers and Partners

We benefit from our position of having diversified funding sources. We primarily finance the loans to users through funding provided by commercial banks, consumer finance companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securities. We refer to these funding sources collectively as our institutional funding partners. In 2022, institutional funding accounted for 100% of our newly funded loans.

We had cumulatively served over 140 funding partners as of December 31, 2022. The outstanding balance of funds provided by institutional funding partners increased from RMB88.6 billion as of December 31, 2021 to RMB100.6 billion (US$14.6 billion) as of December 31, 2022.

We provide technology-driven services to our institutional funding partners, including efficient customer acquisition through online and offline channels, credit screening, and post-loan services. We provide our institutional funding partners with extensive and real-time technology solutions through our seamlessly integrated technology infrastructure, which help them rapidly expand the base of credible borrowers, increase the volume of credit assets and gain risk-adjusted returns throughout the economic cycle.

We use our platform to refer qualified users to institutional funding partners based on their risk and return requirements. Our proprietary Wormhole system connects our users and funding partners’ systems in real time, which minimizes manual review and approval process by the funding partners and allocates credit needs to various funding sources with different risk-and-return parameters.

Armed with the long-standing cooperation with our institutional funding partners, a deep understanding of their needs and trust accumulated over the years, we started to offer credit digitalization solutions in the second half of 2021 to become a trusted co-builder of their retail and credit digitalization, helping financial institutions build up core competences of in-house products and facilitating their journey towards digitalization. We provide digitalized solutions throughout the credit process of loan products, including channel co-building, product co-developing, joint risk management, whole life cycle operation and customer service. We are committed to helping institutional funding partners boost their business by improving brand recognition, acquiring high-quality user assets, and managing risks more effectively. As of December 31, 2022, we have provided fintech upgrade service to six of our institutional funding partners.

Our Unique Risk Management Capabilities

In 2022, we conducted full-scale upgrades of our risk management system to improve our core competitiveness in data, models, management systems, AI and basic capabilities for optimized operations.

Data construction

We continued to build our “Internet+” big data credit system to make our own data ecosystem. With a combination of conducting internal research and development and introducing external data, we accomplish data construction activities such as data collection and introduction, data mining and data derivation.

Externally, we continued to expand the access to different data sources, especially we connected to the PBOC credit database, through that we strengthened the capability in data mining and application, and built multi-dimensional user features including income, liabilities, assets, and risks to improve the accuracy of our user credit profiles. We also continued to gain additional access to data sources through connections with more than ten data cooperation institutions, established a credit assessment framework, created a multi-faceted data cooperation system, and improved the richness of our data.

Internally, we conduct thorough data mining of the information from our nearly 190 million users and our internal data and effectively integrated them with external data to expand the breadth and depth of our database, thereby substantially increasing the richness of our data.

Model building

We continued to optimize the construction and development of model iterations, further improved their efficiency and accuracy, refined our model system, and promoted construction of our value assessment framework.

For new users, we cooperated with more external institution partners to complete the joint modeling of RTA with more than 30 models, thus significantly improving the efficiency and quality of user acquisition with a refined user operation model matrix. With constant improvement of user engagements and values in 2022, the number of our new prime users grew by 32.1% from 2021, and transaction volume per order grew by 67.4% over the same period.

For existing users, we completed joint modeling of over ten data ecosystems, derived nearly 400,000 risk identification dimensions, and implemented new core models for risk management, thus increasing our identification accuracy by more than 20% and putting in place a value assessment framework. To ensure compliance and enhance customer experience in the post-lending stage, we established and improved the AI quality inspection model, complaint prediction model, and blackmail identification model to reduce complaint rate and monitor asset quality.

Management system construction

We focused on streamlined operations with a priority on risk management by the systematic upgrade to exercise end-to-end risk management over business operations.

We built a real-time user value stratification system to gradually optimize asset structure and increase the proportion of premium users. Meanwhile, we continuously iterated the risk management model, core transaction model and other related risk management technological tools, and implemented a risk identification fusion model that is more suitable for business processes to ensure accuracy of user identification, gradual elimination of high-risk users, and improvement of asset quality. We also offered premium credit lines and pricing for top-quality users based on relevant adjustment strategies and exercised differentiated and optimized risk strategies for various user cohorts.

We also built a real-time customer credit rating and monitoring mechanism to trigger the assessment mechanism and capture the most updated changes in user’s interactive behaviors. We also implemented a more timely and accurate assessment and monitoring mechanism of user risks based on expanded data sources and upgraded models.

Additionally, we continuously enhanced automatic tools for risk management to improve the efficiency and effectiveness of business decision-making. For example, in the post-lending stage, we established a refined operation system to profile overdue customers and established a post-loan strategy based on customer segmentation, tool matching and collector matching to reduce labor costs and improve net profitability while ensuring recovery rate.

AI expansion

On artificial intelligence (AI) expansion, we continued to improve our diversified tools, such as big data mining, risk modeling, and post-loan management with AI, achieving core breakthroughs in deep learning, intelligent analysis and intelligent final decision-making.

In addition to artificial intelligence algorithms and machine learning, we also applied a decision engine in our modeling to evaluate user’s ability, willingness and stability for repayment, which are processed through multiple layers to automatically extract the optimal combination. We also use AI in anti-fraud for automatic and immediate alert, interception and analysis of function deployment to establish premium user behavior model and detect fraudulent transactions. We enhanced implementation of intelligent technology in post-lending to create and improve intelligent tools.

Fundamental ability building

We took various initiatives by innovating model fusion methodology, creating automated tools, and combining multi-dimensional models to improve development efficiency and accuracy.

We created a number of efficient and industry-leading post-lending operation tools, including voice robots for multiple scenarios and intelligent business inspection system. We improved the operational efficiency by leveraging outbound calling technology along with research on dialing strategies to develop proprietary outbound calling tools for different modes and intelligent line routing systems.

On team building, we engaged leading consultants in the sector to provide training on risk control and management upgrade, optimized organizational adaptability to ensure maximum staffing effectiveness, and actively built risk management talent pools and developed talent selection, training and enhancement mechanisms to achieve strategic transformation and sustainable development.

Technology and Security

Technology has been our driving force and core competency. Our business success and growth of results of operations sit on our strong technological capabilities and innovations. Our research and development expenses in 2022 amounted to RMB583.3 million (US$84.6 million), representing 5.9% of our operating revenue in 2022 and a year-on-year increase of 6.2%. Our strong commitments to technology and research and development talents, as well as abundant investments in research and development resources have empowered us to maintain our industry-leading technology capabilities, which have laid a solid foundation for our seamless user experience, continuous improvement in operational efficiency, flawless information security of our platform, and various innovative initiatives.

Data Security Management and Dynamic Security Operation Capabilities

Having specified the scenarios of use, storage and transmission of data, our data security management features a protection and governance system for the whole life cycle of data, comprising of data security and organization management, compliance management, and technological protection. We have recently upgraded several core technologies to further strengthen our underlying data security capabilities, including data encryption and key management, data sharing system, data classification, security risk assessment, data leakage prevention, database security audit, intrusion prevention and early warning and blocking, data asset leakage monitoring, and data emergency response. These technologies bolster our capabilities in data security.

In 2022, we continued to direct efforts in data security and privacy protection. We launched a customized and innovative security product centered on traffic identity as well as dynamic and adaptive access control. It meets the security access requirements in multiple scenarios by empowering the capabilities in terminal dynamic environment detection, full-cycle business access, dynamic access control and multi-source trust assessment. We also introduced the “Assets Secure Operation Platform” to sort out information, affiliation and risks of assets, effectively detect alerting signals, identify and manage risks, further optimized the process of asset security management, and reduce potential assets loss. We offered the “Security Log Management Platform” to integrate collection, storage, analysis and management of security logs to monitor, analyze, detect and respond to security vulnerabilities and abnormal behaviors.

Our continued efforts to improve our data security and privacy protection capabilities have been widely recognized. For example, we received the ISO/IEC 27701:2019 certification from BSI. Our Fenqile app was awarded the security certification from China Network Security Review Technology and Certification Center (CCRC), indicating that our information security management system and privacy information management system fit international industry standards. Our continued refinement in capacity building and operation of data security and privacy protection has delivered achievements and won national recognition.

Enhanced Disaster Recovery Capabilities

We have completed the construction of dual-active server rooms by the end of 2022, currently handling 15% of our daily traffic. This has greatly improved the availability, fault tolerance, security and preparedness for potential disasters of our system, enabling prompt recovery of system-wide traffic within 30 minutes even under extreme circumstances such as fire, power outage, earthquake and other natural disasters, ensuring service reliability, minimizing potential losses and increasing client loyalty and trust.

Rapidly Improving Digital Base Capabilities

Our digital base capabilities improved rapidly after two years of optimizing digital base capabilities in data classification management, real-time calculation, real-time intelligent attribution decision, and visual data insights, which are proved by our capacities to provide real-time services to 180 million users and process tens of billions of transactions notes. The upgrade of data and tool base continues to have an amplifying effect as our operations are predominately data-driven with self-service analysis rate of business line up to more than 80%.

For client modelling, we increased the joint mining and modelling of internal and external data, significantly improved capabilities in refined user identification with an increase in the rate of placing orders by 17% under experimental scenarios, expanding the boundary of client operation.

The construction of real-time event management system promotes rapid correlations between business index variation and internal/external operation or system events lays a solid digital foundation for intelligent variation monitoring and attribution. Our current system covers 80% of intelligent attribution of events, making variation response much more efficient.

We finetuned our tagging system by the end of 2022 with completed capacity building for automated quality and application metrics, achieving crowd insight capability with only seconds of response time. We promoted tagging performance QPS by five times through architecture upgrade which, along with the integrated application of new marketing system, made new strategy experiments increasing significantly.

Automated Risk Identification Capabilities and Simulation Capabilities for Optimal Decision Making

We put in place the automated risk identification system to better identify user risks. It provides fundamental, all-cycle automated modelling capability, which is readily configurable to complete the entire process from data pre-processing, feature selection, model training and optimization, to final deployment monitoring. The system also supports automated feature derivation to automatically generate features for structured and unstructured data using feature operators and deep learning feature generative framework. The upper layer of the system is built with a user risk identification model incorporating data from multiple sources. This model supports full automation of risk identification base on inputs of model scores (or variables) from dozens of different dimensions by automatic dimensional filtering, intelligent boxing, automatic search for the optimal level classification boundary, and accurate output of user risk levels. The risk identification system enables us to rapidly and efficiently identify users credit profiles based on different risk levels, develop differentiated credit product offerings and operating strategies to better balance risk and returns, and improve profitability and stability of our operations.

We have adopted a series of efficient and intelligent technological measures in loan facilitation to ensure superiority and consistency of our matching in complex environment. We have designed and developed a simulation system for the whole financing process to make optimal fund allocation decisions based on real-world scenarios and data, enabling us to effectively and consistently manage risk and fundings to achieve better allocation through adaptive control of adjustable module in real-time matching process. Additionally, the system promotes dynamic adjustments of allocation strategy taking into account of real-time circumstances to realize optimal matching decision through accurate assessment of asset quality.

We have continuously increased investment in technology, redesigned full life-cycle modelling pool system by referencing the model management platform, conducted model consolidation for full process control, and improved efficiency of model development and iteration. More of our models have emerged into the application stage, and models such as for anti-churning and closing entered the experimental stage. Our marketing reach, offer satisfaction, and growth models have been released for daily operations, further reducing operating costs and improving operational efficiency through accurate credit identification of customers. The value of our technological capabilities, as conveyed through our tech-empowerment service, has reached to the point of creating a spillover effect in 2022: our core risk management engine, big data processing and analytics system, automated user acquisition and reach management system, and the optimization of the we may not have sufficientSaaS-based consolidation and containerized deployment technology collectively and comprehensively aided our financial institution partners to realize rapid deployment, smart development and flexible application of these technologies, and thus contributed to the fast expansion of our tech-empowerment service.

Competition

The credit service market in China is well-developed and highly competitive. As a leading credit technology-empowered consumer financial service enabler in China, we compete with major internet companies, traditional financial institutions, and other installment loan service providers with similar business matrix.

Some participants in the internet industry have built up large user bases relying on their strengths in e-commerce platform scenarios and financial resources. With the more active implementation of anti-monopoly policies in China, we expect the market landscape to change in favor of smaller players, with more opportunities to develop their strength and gain market share in their specific market segments. We are strategically focused on the young generation consumers that are not fully covered by traditional financial institutions. Our consumption scenarios, risk management efficiency and superior user experience are major and unique competitiveness that we enjoy over banks and other platform operators.

Competition in installment e-commerce platform services is also intense but in more dimensions. We compete directly with dominant players in the internet industry on such services. We may also compete in various sub-sectors with operators of payment services, local brands run by sophisticated international players, and start-ups in BNPL business. Despite all these competition and challenges, our installment e-commerce platform is well-positioned to leverage our know-how and technology capabilities to address customers’ demands, thereby bolstering our competitiveness.

Comparing to the two segments above, the market for tech-empowerment services is at an early stage of a more tech-intensive and capability-driven market. There are players with business covering certain parts of services to financial institutions such as customer acquisition. Our tech-empowerment service is able to compete favorably by leveraging technological capabilities and business experience accumulated in the credit service sector and providing services that better address the demands of the financial institutions.

We believe that our ability to compete effectively for users, investors and funding partners depends on many factors, including the variety of product and service offerings, user experience, effectiveness of risk management, risk-adjusted return, partnership with third parties, marketing efforts and brand strength. Furthermore, as our business continues to grow, we face significant competition for highly-skilled personnel, including operation managers, engineers, product managers and risk management personnel. The success of our growth strategy depends on our ability to retain existing personnel and attract additional talent.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 123 patents in China and have applied for 262 additional patents with the PRC State Intellectual Property Office. We have registered 209 software copyrights and 9 copyrights for artworks with the PRC National Copyright Administration. We have 172 registered domain names, including lexin.com, lexinfintech.com, and fenqile.com. As of the date of this annual report, we had 472 registered trademarks, including our “ ,” “,” and “” trademarks.

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

Seasonality

We experience some seasonality in our business, reflecting a combination of seasonal demand for consumer loans and seasonality patterns associated with the online consumption. For example, we generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, e-commerce companies in China hold special promotional campaigns in June or November each year, which improve our results for that quarter. The demand for our products and services is higher in March, April, September, October and November, which generally corresponds to the start of school and our promotional activities around those promotional campaigns. While our growth has somewhat masked this seasonality, our quarterly operating results could be affected by such seasonality in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our quarterly results may fluctuate significantly due to the seasonality of our business and may not fully reflect the underlying performance of our business.”

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
•
the CBIRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment Restrictions

The PRC Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the NPC on December 29, 1993 and took effect on July 1, 1994. It was last amended on October 26, 2018. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail.

In March 2019, the NPC passed the PRC Foreign Investment Law, which became effective in January 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective in January 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

•
Negative List. Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Encouraged Industries for Foreign Investment (Edition 2022), or the 2022 Catalog, and the 2021 Negative List, was promulgated by the Ministry of Commerce and the NDRC in December 2021 and became effective on in January 2022. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The negative list, in a unified manner, lists the restrictive measures for the entry of foreign investment. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the 2021 Negative List. We provide the value-added telecommunication services that are restricted to foreign investment through the consolidated variable interest entities.
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

For more details of the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations Relating to Foreign Investment in Value-Added Telecommunication Services

According to the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued by the State Council in December 2001 and amended in September 2008, February 2016, and April 2022 respectively, the ultimate capital contribution percentage held by foreign investors in a foreign-invested value- added telecommunications enterprise shall not exceed 50% unless otherwise provided by the state. Furthermore, on March 29, 2022, the State Council issued the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, which amended the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises issued in 2001, the main foreign investors who are engaged in value-added telecommunications business will be no longer subject to the requirement to demonstrate a good track record and operational experience in providing the services, and the amended rules simplify the application process for telecommunication business operation permits and shorten the review period. The Circular of the MIIT on Liberalizing the Restrictions on Foreign Shareholding Percentages in Online Data Processing and Transaction Processing Business (for-profit e-commerce business) promulgated by the MIIT, in June 2015, or Circular 196, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Notice. According to the MIIT Notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The MIIT Notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license. The 2021 Negative List stipulates that the ultimate foreign equity ownership in a value-added telecommunications service provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors.

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

Regulations relating to Internet Information Services

Regulations relating to Value-added Telecommunication Service

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

Administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, issued in June 2016 and amended in June 2022, effective in August 2022. The MIAIS Regulations were enacted to regulate application information services and application distribution services which engage in Internet application stores and others. App providers and application distribution platforms are required to obtain relevant qualifications pursuant to PRC laws and regulations. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cyber security, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information.

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained (i) certain value-added telecommunications service license for the operation of domestic call center service from MIIT in May 2022, which will remain valid until May 2027; and (ii) certain value-added telecommunications service license for online data processing and transaction processing from the Guangdong Administration of Telecommunications in July 2019, which will remain valid until July 2024. Mengtian Technology, one of the variable interest entities, has obtained certain value-added telecommunications service license for the operations of online data processing and transaction processing and internet content service from the Guangdong Administration of Telecommunications in February 2022, which will remain valid until January 2024. Furthermore, it is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

Regulations Relating to Online Consumer Finance Services

Regulations Relating to Online Lending Business

The PRC laws and regulations governing our online lending business are developing and evolving.

The Guidelines, issued and effective on July 18, 2015, stipulates that direct lending on P2P online lending platforms falls within the scope of lending between private citizens, and P2P online lending shall stick to its functions of serving as a platform to provide investors and financiers with information exchange, matching, credit rating and other intermediary services. It emphasizes that, P2P online lending institutions shall specify their nature as information intermediaries, mainly provide information services for the direct lending between borrowers and lenders, and shall neither provide credit enhancement services nor engage in illegal fund-raising. Also, it outlines that the online lending business shall be regulated by the China Banking Regulatory Commission, which was merged into the CBIRC in 2018.

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

In July 2020, the CBIRC implemented the Commercial Banks Online Lending Measure to formulate the regulation regime for online lending business conducted by commercial banks, which was amended in June 2021. For example, the Commercial Banks Online Lending Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of the personal credit loan extended under such credit shall not exceed one year in the case of repayment of the principal due in a lump sum. Meanwhile, reading of the loan contract by a borrower shall be mandatory in the loan application process and reasonable time limit shall be set therefor.

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

In February 2021, the CBIRC issued the Circular 24, which sets forth several requirements on the online lending business of the commercial banks, including: (i) the commercial banks shall conduct the risk control measures independently and the core credit assessment and risk control business are prohibited to be outsourced; (ii) except for the commercial banks which have no actual business sites, mainly conduct online business and meet other requirements stipulated by the CBIRC, local commercial banks shall conduct online lending within the jurisdiction where such commercial banks are registered; and (iii) with respect to the online loan business conducted in cooperation with third-party institutions, the capital contribution of cooperative institutions shall not be less than 30% in a single loan. The online lending business of branches of foreign banks, trust companies, consumer finance companies and auto finance companies shall be subject to the Circular 24 and the Commercial Banks Online Lending Measures.

In July 2022, the CBIRC issued the Circular 14, which further requires commercial banks to strengthen their risk control and regulate the cooperation with third-party institutions in online loan business, including: (i) commercial banks shall enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation and other business cooperation, respectively, for clarifying rights and responsibilities of each party; (ii) commercial banks shall fulfill the primary responsibility in respect of loan administration. If internet loans involve cooperation with cooperative institutions in, for example, marketing, payment and settlement, and information technology, commercial banks shall strengthen the management of core risk control links, and shall not lower risk control standards due to business cooperation; (iii) commercial banks shall strengthen information and data management, and the written agreements signed by a commercial bank with a cooperative institution shall clearly specify the specific requirements for submission of relevant information. This notice provides a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply to branches of foreign banks, trusts, consumer finance companies and auto finance companies.

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

In December 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases (2nd Revisions in the year of 2020), or the Private Lending Judicial Interpretation Amendment, which amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court.

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

In March 2021, the PBOC releases the Announcement No. 3, or the Announcement, to ensure orderly competition in the loan market and protect the legitimate rights and interests of financial consumers, all loan products are required to expressly list their annualized interest rates, specifically: (i) all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. Daily and monthly interest rates may also be displayed if necessary, but not more prominently than the annualized interest rates; (ii) lending institutions include but are not limited to depository financial institutions, automobile finance companies, consumer finance companies, micro-lending companies, and internet platforms that advertise or display loan services; (iii) the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment; and (iv) the calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

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

In February 2021, the CBIRC, the PBOC, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirm from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

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

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBIRC and the PBOC in May 2008 allows provincial governments to approve the establishment of microcredit companies on a test basis. Based on this guidance, many provincial governments in China, including that of Jiangxi Province, promulgated local implementation rules on the administration of microcredit companies. For example, Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, promulgated Measures for the Supervision and Administration of Microcredit Companies in Jiangxi Province in March 2022, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microcredit companies, in accordance with which, among other requirements, (i) the microfinance companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the registered capital of a microfinance company shall not be less than RMB30 million, while the registered capital of a microfinance company applying for carrying out small loan businesses or establishing branches outside the place of registration (only within the administrative region of Jiangxi Province) shall not be less than RMB50 million.

In addition, Jiangxi Financial Service Office further issued the Guidelines for the Supervision and Administration of Network Microcredit Companies of Jiangxi Province (for Trial Implementation) in September 2016, or Jiangxi Network Microcredit Companies Guidelines, to provide more specific rules on the supervision and administration of network microcredit companies in Jiangxi Province, pursuant to which, among other things, the network microcredit company could raise funds through transferring credit asset and asset-backed securitization with the approval of the regulatory authority, apart from the capital contributions paid by its shareholders and loans from no more than two banking financial institutions. In addition, Jiangxi Network Microcredit Companies Guidelines require that (i) the network microcredit company shall primarily conduct its microcredit loan business through the internet, and that the working capital used in the microcredit loan business through the internet shall be no less than 70% of the aggregate working capital of such network microcredit company, and (ii) the aggregate loan balance within the municipality where such network microcredit company is located shall be no less than 30% of the aggregate loan balance of the network microcredit company.

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

Regulations Relating to Financing Guarantee

In March 2010, the CBIRC, the NDRC, the MIIT, the Ministry of Commerce, the PBOC, the SAIC and the Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

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

On October 9, 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected.”

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

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our platform, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in November 2019, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang New Area Mengtian Financing Guarantee Co., Ltd., a subsidiary newly established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019. The license was re-issued in August 2021, and the registered capital set forth therein is equal to RMB530 million.

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

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in personal credit reporting business shall be subject to the approval of the PBOC, and the requirements for such establishment. The requirements for such establishment include: (i) its major shareholders have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (ii) its registered capital shall not be less than RMB50 million; (iii) it has the facilities, equipment, systems and measures for the protection of information security which comply with the provisions of the PBOC; (iv) the proposed candidates for directors, supervisors and senior management personnel shall be familiar with the laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the PBOC; (v) it has a proper organizational structure; (vi) it has proper internal control systems for business operation, information security management, compliance management, etc.; (vii) its individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (viii) it satisfies any other prudential requirements stipulated by the PBOC. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including ban of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 or criminal liabilities. The Regulation for the Administration of Credit Reporting Industry also requires entities to ensure the security of personal information by setting business rules for personal credit reporting business, prohibiting collecting certain personal information (e.g., religion, finger print), and providing rights for the individuals with respect to their personal information (e.g., inquiry, objection, complaint).

The Management Rules on Credit Agencies enacted by the PBOC is based on the Regulation for the Administration of Credit Reporting Industry, and further detailing the rules with respect to the administration for the credit reporting agency, including the rules to establish, change, deregister a credit reporting agency, the rules for the daily operation of a credit reporting agency, etc.

In September 2021, the PBOC released the Measures for Credit Reporting Business, which took effect in January 2022. The Measures for Credit Reporting Business defines “credit information” as information that “serves the financial and economic activities and is used to determine individuals and enterprises credit status, which refers to basic information, loan information and other relevant information collected in accordance with the law and other information originated from analysis and evaluation of individuals and enterprises’ credit status based on the foregoing information.” It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities “actually providing credit reporting services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and etc.” are also subject to the Measures for Credit Reporting Business. The Measures for Credit Reporting Business provides rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect credit information by unlawful means, (ii) information user shall not abuse credit information, and shall use credit information for legal and legitimate purpose , (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish emergency and report system for incidents, (iv) the database of the domestic credit reporting agencies shall be set up in the territory of the PRC, (v) credit reporting agencies shall comply with related laws and regulations when providing credit information to the overseas, and (vi) the credit reporting agency shall report to the PBOC the information processors who collaborate with such credit reporting agency with respect to the collection, storing, processing and analyzing credit information. Any agency carrying out personal credit reporting without the necessary permit should complete the compliance rectification within 18 months after the implementation date of the Measures for Credit Reporting Business.

In addition, on July 7, 2021, the Credit Information System Bureau of PBOC further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms (not including us), requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited, and each internet platform which has been informed is required to formulate a rectification plan accordingly. Although the 13 internet platforms do not include us, we have taken several adjustment measures to maintain compliance with the Measures for Credit Reporting Business and the Notice Relating to Disconnecting Direct Connection.

Regulations Relating to Internet Information Security

The NPC has enacted legislation that prohibits the use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of the PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the NPC promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the NPC promulgated the Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which took effect on June 1, 2017. In accordance with the PRC Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the NPC published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interest, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interest, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the Personal Information Protection Law.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the PBOC, the NRTA, the CSRC, the National Administration of State Secrets Protection and the National Cryptography Administration jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures also provides that if the relevant authorities consider that certain network products and services, or data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures also elaborates the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing and risks of cyber information security.

On November 14, 2021, the CAC released the Regulations on the Cyber Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interest to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. We cannot predict the impact of the Draft Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, we will face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

On July 7, 2022, the CAC issued the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and outbound transfers personal information, or if it has cumulatively outbound transferred personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. Furthermore, any entity who plans to transfer important data outside of China shall apply to a CAC security assessment. In addition, the Outbound Data Transfer Security Assessment Measures sets forth a 6-month grace period, any entity or data controller may within 6 months upon the effective date of this measures (i.e., before February 28, 2023), take corrective actions and apply to the CAC security assessment.

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the NPC in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

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

Regulations Relating to Personal Information and Privacy Protection

The PRC Constitution states that the PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party.

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

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations.

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

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

On August 20, 2021, the Standing Committee of the NPC adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law integrated provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). In addition, it imposes further obligations on a personal information processor that provides for important internet platform services and has large amount of users and complicated business activities, including establishing a sound compliance system for personal information protection in accordance with the provisions of the State and setting up an independent agency mainly composed of external members to supervise personal information protection, formulating platform rules specifying the standards for the processing of personal information by product or service providers on the platform and the obligations to protect personal information following the principles of openness, fairness and impartiality, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

In April 2021, the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions, or the Anti-Money Laundering Measures for Financial Institutions, was released by the PBOC officially and will take effect on August 1, 2021. According to the Anti-Money Laundering Measures for Financial Institutions, the following financial institutions duly established within the PRC territory are clearly required by the PBOC to fulfill anti-money laundering and anti-terrorism financing related obligations: (i) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (ii) securities companies, futures companies and fund management companies; (iii) insurance companies and insurance asset management companies; (iv) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies, loan companies and wealth management subsidiaries of commercial banks; and (v) other financial institutions that shall perform their obligations of anti-money laundering and counter-terrorism financing as determined and announced by the PBOC. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The PBOC and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The Anti-Money Laundering Measures for Financial Institutions require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

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

Regulations on Financial Consumers Protection

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

On December 26, 2022, the CBIRC issued the Measures for the Protection, which was effective on March 1, 2023. It requires banking and insurance institutions to establish and improve systems and mechanisms for the protection of consumer’s rights and interests, including mechanisms for review, disclosure, consumer appropriateness management, traceability of sales practices, protection of consumers’ information, list-based management of the partners, complaint handling, diversified resolution of conflicts and disputes, internal training, internal assessment and internal audit. It also lists the following consumers’ rights that the banking and insurance institutions shall protect: (i) right to know; (ii) right to choices on their own; (iii) right to a fair transaction; (iv) right to property safety; (v) right to lawful claim; (vi) right to education; (vii) right to respect; and (viii) right to information security. Further, the CBIRC and its local offices may take regulatory measures against the institutions if any problem regarding consumer protection was inspected, and may impose administrative punishment in case of violation of the administrative measures.

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

In April 23, 2019, the NPC Standing Committee implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB200,000 to RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

In August 2018, the NPC Standing Committee promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. Moreover, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses; failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

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

On March 15, 2021, the Administrative Regulations on Internet Transactions were released by the SAMR and took into effective on May 1, 2021, which are the supplementary rules to the E-Commerce Law and repealed the Online Transactions Measures. Pursuant to the Administrative Regulations on Internet Transactions, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions. We are subject to these measures as a result of our online direct sales and online marketplace.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. The provisions provide that algorithmic recommendation service providers shall (i) fulfill their responsibilities for algorithm security, (ii) establish and improve management systems for algorithm mechanism examination, ethical vetting in technology, user registration, information release vetting, protection of data security and personal information, anti- telecommunications and internet fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and disclose relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

On March 16, 2022, the Supreme People’s Court promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Law of the People’s Republic of China against Unfair Competition and took effect on March 20, 2022, which further interpreted confusing acts, false commercial promotions, internet unfair competition behavior and other issues. In addition, on November 22, 2022, the SAMR issued the Draft Anti-unfair Competition Law until December 22, 2022, which proposes the following five new type of unfair competition in the data economy: (i) committing malicious transactions to impede or disrupt the normal operation of other undertakings; (ii) taking advantage of data and algorithms, technologies, platform rules and so on to disrupt the fair competition order of the market by influencing user choices or otherwise; setting links to its own commodities or services by means of keyword association, false operation options or otherwise, so as to cheat or mislead users to click on such links; (iii) taking advantage of technical means, platform rules, etc. to improperly exclude or hinder the access to and transaction of the commodities or services legally provided by other undertakings in violation of industry practices or technical specifications; (iv) improperly acquire or use the business data of other undertakings; (v) making use of algorithms to implement unreasonable differential treatment or unreasonable restriction for transaction counterparties in terms of transaction conditions by analyzing user preference, transaction habit and other characteristics.

Regulations Relating to Internet Advertising and Marketing

In April 2015, the NPC Standing Committee promulgated the PRC Advertising Law, or the Advertising Law, which was amended on October 26, 2018 and April 29, 2021 respectively. Pursuant to the Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to eliminate impact within the corresponding scope.

The Internet Advertising Interim Measures were adopted by the SAIC and became effective in September 2016. The Internet Advertising Interim Measures regulate internet advertisement, which are defined as commercial advertisements that directly or indirectly promote goods or services through websites, web pages, internet applications or other internet media in various forms, including texts, pictures, audio clips and videos. According to the Internet Advertising Interim Measures, internet advertisers are responsible for the authenticity of the content of advertisements. The identity, administrative license, cited information and other certificates that advertisers are required to obtain in publishing internet advertisements shall be true and valid. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without users’ permission. The Internet Advertising Interim Measures also impose several restrictions on the forms of advertisements and activities used in advertising.

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

The Circular of the PBOC, the CBIRC, the China Securities Regulatory Commission and the State Administration of Foreign Exchange on Further Regulating Financial Marketing Campaigns, or the Circular 316, which was promulgated on December 20, 2019 and became effective on January 25, 2020, regulates that market players who have not obtained the corresponding qualification for the financial business may not carry out marketing related to such financial business, except that information release platforms and the media are entrusted by the financial product operators or financial service providers CSRC that have obtained the qualification for the financial business with the financial marketing in accordance with the law. According to the Announcement No. 3 issued by PBOC, all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

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

Regulations Relating to Product Quality and Consumer Rights Protection

Pursuant to the Product Quality Law of PRC promulgated by the NPC Standing Committee in February 1993, and as amended in July 2000, August 2009 and December 2018 respectively, or the Product Quality Law, a seller must establish and practice a check-for-acceptance system for replenishment of its stock, and examine the quality certificates and other marks and must also adopt measures to keep the products for sale in good quality. Violation of the Product Quality Law could result in various penalties, including the imposition of fines, suspension of business operations, revocation of business licenses or criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

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

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which was amended on 24 June 2022 and took effect on August 1, 2022, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. The PRC Anti-Monopoly Law requires that operators may not use data and algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors prohibited by this law. Furthermore, this law stipulates for increasing the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition,” and also requires the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

On December 30, 2021, the CBIRC issued the Measures for the Regulation of IT Outsourcing Risks of Banking and Insurance Institutions, or the IT Outsourcing Regulation Measures, which replaced the Guidelines for Regulating Information Technology Outsourcing Risks of Banking Financial Institutions issued on February 16, 2013, the Circular on Strengthening the Management of Risks Incurred during Offsite and Centralized Information Technology Outsourcing of Banking Financial Institutions issued on July 1, 2014 and the Notice of the General Office of the China Banking Regulatory Commission of the Launch of the Regulatory Assessment of the Offsite Centralized Information Technology Outsourcing of Banking Financial Institutions issued on December 2, 2014. The IT Outsourcing Regulation Measures has incorporated insurance group (holding) companies, insurance companies, insurance asset management companies and financial asset management companies into the scope of its supervision. The measures clearly stipulate that banking and insurance institutions shall not outsource their responsibilities as the subject of IT management and network security, and shall specify the IT functions that cannot be outsourced, including IT strategic management, IT risk management, IT internal audit and other functions related to the core competitiveness of IT. Also, The IT Outsourcing Regulation Measures highlights that when implementing IT outsourcing, the banking and insurance institutions shall include “safeguarding network and information security and strengthening the protection of important data and personal information” as one of the principles. In addition, the banking and insurance institutions shall carry out hierarchical management of IT outsourcing activities and relevant service providers and take differentiated management and control measures for important outsourcing and general outsourcing according to the IT Outsourcing Regulation Measures.

In addition, on November 11, 2022, the CBIRC issued a draft of the Law of the People’s Republic of China on Banking Regulation (Exposure Draft for Revision), or the Draft of Law of Banking Regulation, for public comments. the Draft of Law of Banking Regulation defines “banking financial institutions” as policy banks, commercial banks, rural credit cooperatives, financial asset management companies, trust companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, money brokerage companies, wealth management companies, financial asset investment companies and other financial institutions established within the territory of the PRC with the approval of the banking regulatory authorities. The CBIRC shall be responsible for regulating banking financial institutions. The Draft of Law of Banking Regulation stipulate that third-party agencies in the banking sector that provide information technology services to banking financial institutions shall comply with relevant provisions of the State and the banking regulatory agency under the State Council on information technology business of banking financial institutions, and the CBIRC shall have the power to take the measures to carry out on-site inspection over the organizations that provide information technology services.

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

Trademark. The Trademark Law of the PRC, promulgated in April 2019 and effective since November 2019, or the Trademark Law, and the rules implemented thereunder protect registered trademarks. The PRC Trademark Office of the CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, on January 13, 2023, the CNIPA issued the Draft Revision to the Trademark Law of the People’s Republic of China, or the Draft of Trademark Law, for public comments. The Draft of Trademark Law stipulate that: (i) an application for registration is applied may not be identical to a prior trademark for the same kind of commodity that the applicant has applied for earlier, has been registered, or has been deregistered, revoked or invalidated by public notice within one year before the date of application; (ii) Applicants shall not apply for trademark registration in bad faith; (iii) A trademark registrant shall, within the 12-month period from expiry of every five-year period with effect from the date of approval of trademark registration, explain to the CNIPA the use of the said trademark on the approved commodities or a proper reason for non-use of the said trademark.

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

We have registered 123 patents in China, and have applied for 262 additional patents with the PRC State Intellectual Property Office. We have registered 209 software copyrights and 9 copyrights for artworks with the PRC National Copyright Administration. We have 172 registered domain names, including lexin.com, lexinfintech.com and fenqile.com. As of the date of this annual report, we had 472 registered trademarks, including our “,” “,” and “” trademarks.

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

Regulations Relating to Tax

Regulations Relating to Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by the NPC in December 2018 and (ii) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council in January 2008 and amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, which was effective in January 2011, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%. However, in December 2020, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry was released, which replaced the above-mentioned provision in the Circular 27. It provides that a key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. In April 2021, the Announcement on Income Tax Policies for “Software Enterprises Encouraged by the State” was released, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

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

Regulations Relating to Income Tax for Share Transfers

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

Regulations Relating to Dividend Withholding Tax

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

Regulations Relating to Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in 1993 and last amended on November 19, 2017. The regulations applicable to VAT were further amended by the Notice of Adjustment of VAT Rates, issued on April 4, 2018, and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019 and effective on April 1, 2019. VAT payable is calculated as “output VAT” minus “input VAT.” The rate of VAT varies from 3% to 13% depending on the product type.

Regulations Relating to Foreign Exchange

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

Regulations Relating to Foreign Exchange Registration Management of Foreign Investment

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process and for the promotion of the cross-border investment. SAFE Circular 37 supersedes the Notice on Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, (i) PRC residents (including PRC entities and PRC individuals) must register with the local branch of the SAFE before he or she contributes assets or equity interest in an overseas special purpose vehicle that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing; and (ii) following the initial registration, PRC residents must update their SAFE registration when the offshore special purpose vehicle undergoes material events relating to any change of basic information, including change of such PRC citizens or residents’ name, operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

Regulations Relating to PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies

On February 15, 2012, the State Administration of Foreign Exchange promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Individuals participating in any stock incentive plan of any overseas publicly listed company who are Chinese citizens or foreign citizens who reside in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange or its local branches and complete certain other procedures. These plan participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stock or interests and fund transfers. In addition, the agent in China is required to further amend the registration as required by State Administration of Foreign Exchange with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland Chinese agent or the overseas entrusted institution or other material changes. The Chinese agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the Chinese agents before distribution to such PRC residents.

Regulations on M&A Rules

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC and SAFE, issued the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by MOFCOM.

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

On December 27, 2021, the NDRC and the MOC jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

Approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations come into effect on March 31, 2023, which including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and 5 supporting guidelines. The Trial Measures stipulates that both direct and indirect overseas offering and listing activities are subject to regulation, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing by domestic companies apply.

Specifically, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. According to the Trail Measures, No overseas offering and listing shall be made under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

According to the Trial Measures, Initial public offerings or listings in overseas markets, or subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall fulfil the filing procedure with the CSRC within 3 working days the relevant application is submitted overseas or the first public disclosure of the specifics of the transaction is made by the listed company. Where a domestic company fails to fulfill filing procedure as stipulated by the Trial Measures or offers and lists securities in an overseas market in violation of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB 1,000,000 yuan and RMB 10,000,000 yuan. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB 500,000 yuan and RMB 5,000,000 yuan. Controlling shareholders and actual controllers of the domestic company that organize or instruct the violations shall be imposed a fine of RMB 1,000,000 yuan and RMB 10,000,000 yuan. Directly liable persons-in-charge and other directly liable persons shall be each imposed a fine of between RMB 500,000 yuan and RMB 5,000,000 yuan.

In order to support domestic companies overseas securities offering and listing pursuant to laws and regulations, as a supplement to the Trial Measures, the CSRC, Ministry of Finance of PRC, National Administration of State Secrets Protection and National Archives Administration of China, have jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing (Announcement No.29 [2009] of the CSRC, hereinafter referred to as the Provisions). The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and will come into effect on 31 March 2023 with the Trial Measures. The revised Provisions expands its application to cover both direct and indirect overseas offering and listing, and requires that a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that (i)contain state secrets or working secrets of government agencies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; or (ii) if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. In addition, the domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation.

Regulations on Technology Export Control

On November 7, 2016, the Standing Committee of the NPC issued the Foreign Trade Law, and it provides that foreign trade operators engaged in export of technologies shall report with the relevant governmental authorities. Pursuant to the Foreign Trade Law, where technologies exported are prohibited, or restricted but were exported without governmental permission, relevant authorities will impose penalties in accordance with the relevant laws and regulations, or will order the operators to conduct rectification, confiscate their illegal income, and impose fine of one to five times of the illegal income. If there is no illegal income or the amount of illegal income is less than RMB10,000, a fine ranging from RMB10,000 to RMB50,000 will be imposed.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, variable interest entities and subsidiaries of the variable interest entities as of the date of this annual report on Form 20-F.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our president and director.
(4)
The shareholders of Qianhai Dingsheng include Kris Qian Qiao (60%), our counsel, and Jianwei Wei (30%), a non-executive PRC employee, and Shenzhen Xinjie (10%).
(5)
The shareholders of Mengtian Technology include Jay Wenjie Xiao (62.5%), Xiaoting Zhou (17.5%), Kris Qian Qiao (7.5%), Jianwei Wei (7.5%) and Shan Xu (5%), Xiaoting Zhou and Shan Xu are all our non-executive PRC employee.
(6)
99% of the equity interest of Shenzhen Lexin Financing Guarantee Co., Ltd. is directly held by Lexin Software, and the remaining 1% is held by Upside Limited, one of our subsidiaries.
(7)
The shareholders of Beihai Super Egg include Tao Yang (50%) and Chao Han (50%), and Tao Yang and Chao Han are all our non-executive PRC employees.

Contractual Arrangements with the Variable Interest Entities

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders. Such structure provides investors with exposure to foreign investment in China-based companies where the PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. To comply with the PRC laws and regulations, we have entered into a series of contractual arrangements, mainly through Beijing Shijitong, Shenzhen Lexin Software and Beihai Green Lemon, with the variable interest entities and the shareholders of the variable interest entities to obtain effective control over the variable interest entities and their subsidiaries.

We currently conduct our business through the variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

•
exercise effective control over the variable interest entities and their subsidiaries;
•
receive substantially all of the economic benefits from the variable interest entities and their subsidiaries; and
•
have an exclusive option to purchase all or part of the equity interests in the variable interest entities and when and to the extent permitted by the PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of the variable interest entities under U.S. GAAP. We have consolidated the financial results of the variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements between our wholly owned PRC subsidiary, Beijing Shijitong, certain of the variable interest entities and their nominee shareholders. The contractual arrangements between (i) our wholly owned PRC subsidiary, Shenzhen Lexin Software, and the variable interest entity, Mengtian Technology, and its shareholders and (ii) our wholly owned PRC subsidiary, Beihai Green Lemon and the variable interest entity, Beihai Super Egg, and its shareholders are of substantially the same terms and conditions.

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

Equity Pledge Agreements. Beijing Shijitong has entered into an equity pledge agreement with each nominee shareholder of the variable interest entities. Pursuant to these equity pledge agreements, each shareholder of the variable interest entities has pledged all of his, her or its respective equity interest in the variable interest entities to Beijing Shijitong to guarantee the performance by such nominee shareholder and the variable interest entities of their respective obligations under the exclusive business cooperation agreements, the power of attorney, the loan agreement, the exclusive option agreements, and any amendment, supplement or restatement to such agreements. If the variable interest entities or any of their nominee shareholders breach any obligations under these agreements, Beijing Shijitong, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the nominee shareholders of the variable interest entities agrees that before his, her or its obligations under the contractual arrangements are discharged, he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, which may result in the change of the pledged equity that may have adverse effects on the pledgee’s rights under these agreements without the prior written consent of Beijing Shijitong. These equity pledge agreements will remain effective until the variable interest entities and their nominee shareholders discharge all their respective obligations under the contractual arrangements. As of the date of this annual report, the equity pledged between each shareholder of the variable interest entities and Beijing Shijitong has been registered with the local PRC authorities.

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

Loan Agreements. Pursuant to the loan agreement between Beijing Shijitong and the shareholders of Qianhai Dingsheng, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Xinjie, the loan agreements between Beijing Shijitong and the shareholders of Shenzhen Fenqile, the loan agreement between Beijing Shijitong and the shareholders of Beijing Lejiaxin. Beijing Shijitong made certain loans to the nominee shareholders of certain variable interest entities solely for the purpose of operating their respective businesses. Pursuant to these loan agreements, the nominee shareholders can only repay the loans by the transfer of all their equity interests in the applicable variable interest entities to Beijing Shijitong and Shenzhen Lexin Software (as applicable) or its designated person(s) pursuant to their respective exclusive option agreements. The nominee shareholders must pay all of the proceeds from transfer of such equity interests to Beijing Shijitong (as applicable). In the event that nominee shareholders transfer their equity interests to Beijing Shijitong (as applicable) or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Beijing Shijitong (as applicable) as the loan interest. The loans must be repaid immediately when permitted by the PRC laws at Beijing Shijitong’s request. The term of all loans are ten years and will be extended automatically for another ten years on each expiration.

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of the variable interest entities currently do not result in any violation of applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by the PRC laws or regulations and are currently valid, binding and enforceable in accordance with applicable PRC laws or regulations currently in effect, and do not result in any violation of applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the NPC passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

However, the contractual arrangements may not be as effective as ownership of the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report. As such, the VIEs structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as ownership in directing the activities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of the PRC laws and regulations could limit the legal protections available to us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIEs structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

D. Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 16,220 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in six cities in China, namely Beijing, Shanghai, Wuhan, Nanchang, Changsha and Ji’an, with aggregate area of approximately 24,772 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 8,796 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 1 year to 5 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2022, we cumulatively originated RMB863 billion (US$125 billion) in loans. In 2020, 2021 and 2022, we originated RMB177 billion, RMB214 billion and RMB205 billion (US$29.7 billion) in loans, respectively. As of December 31, 2020, 2021 and 2022, our outstanding principal balance of loans was approximately RMB76.5 billion, RMB85.9 billion and RMB99.6 billion (US$14.4 billion), respectively. The weighted average tenor of loans originated on our platform in 2021 and 2022 was approximately 11.1 months and 13.1 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Outstanding principal balance (in millions)	76,480	85,930	99,618	14,443
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	5,652	4,341	6,952	1,008
Outstanding principal balance of off-balance sheet loans (in millions)	70,828	81,589	92,666	13,435
Originations (in millions)	176,679	213,807	204,585	29,662
Number of active users who used our loan products (in thousands)	12,927	14,167	9,694	—

Outstanding principal balance. Outstanding principal balance represents the total amount of principal outstanding for loans originated on our platform at the end of the period. The accounting treatment with respect to outstanding principal balance of loans on our consolidated balance sheets varies, depending primarily on whether we are considered as the primary obligor in the lending relationship. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans.”

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

We generate financing receivables from providing loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) institutional funding partners; (2) the issuance of asset-backed securitized debts, and (3) historically, individual investors on Juzi Licai, the balance of which had been reduced to zero by December 2020. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by individual investors through Juzi Licai after our business model adjustments on April 24, 2018, and the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a user makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. For individual investors on Juzi Licai, we set up an investor protection program called the risk safeguard scheme on April 24, 2018, replacing the quality assurance program. We concluded that we are the primary obligor in providing the guarantee services in relation to the risk safeguard scheme and records our obligations in accordance with ASC 460, Guarantees. The balance of risk safeguard fund is recorded as “restricted cash” on our consolidated balance sheets. We earned loan facilitation and servicing fees from our platform users and individual investors on Juzi Licai. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

The online consumer finance industry in China is heavily regulated. Since mid-2015, relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We modified our operations recently to comply with relevant PRC laws and regulations. For example, in response to certain requirements under the Circular 141, we have made an adjustment to our cooperation model with institutional funding partners and currently conduct a part of our cooperation with these institutional funding partners through our own financial guarantee companies qualified to provide financing guarantees for the users on our platform and to charge fees for the relevant guarantee services. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, the variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with a back-to-back guarantee or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed its guarantee or insurance obligation upon the defaults of our users. In the future, we may be required to make further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes would have a material impact on our future financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected.”

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

In a strong economic climate, demand for our products and services may increase as consumer spending increases. In addition, additional potential users may qualify for a higher credit limit based on our credit assessment. Traditional lenders may also approve loans for a higher percentage of our potential users. Young professionals may receive higher and more stable salaries or other income, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur. In particular, demand for our products and services may be materially and adversely impacted by severe and prolonged economic downturns as a result of the ongoing outbreak of COVID-19 and other factors. Sudden changes in economic conditions as a result of the COVID-19 or other factors are likely to affect our actual loan losses. These effects may be partly mitigated by the fact each loan borrowed by our users is relatively small, which should be less affected by adverse economic conditions than if the principal amount of each loan were larger.

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our ability to grow depends on the addition of new users and increasing business from existing users. The number of active users grew from approximately 12.9 million in 2020 to approximately 14.2 million in 2021, and was approximately 9.7 million in 2022. Since 2021, we further optimized our customer acquisition model by enhancing segmentation and providing differentiated credit lines, pricing and billing terms. We anticipate that our future growth will continue to depend in part on attracting new users, including our ability to manage both online and offline acquisition channels, and to develop and improve our management of different customer cohorts.

In addition, we believe the repeat transactions of our existing users will be important to our future growth. We believe our ability to retain our users is primarily dependent on our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our users will be an important factor in our continued revenue growth.

Ability to satisfy our users’ growing financial needs

Creating value by satisfying our users’ growing financial needs will be an important component of our future performance. We seek to grow with our users and capture their long-term growth potential by effectively managing the mix of our product and service offerings to cater to their evolving consumption needs. In addition, as young generation consumers build up their credit history with us and move up in the workforce, we offer them higher credit lines and the ability to borrow personal installment loans to obtain cash up to a higher limit, in anticipation of their expanding consumption requirements.

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. In 2022, we cooperated with 18 new funding partners and as of December 31, 2022, we had cumulatively served over 140 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions, with many of which we developed long-term, stable business relationships. Since 2016, we have also offered six public and private asset-backed securitization programs. These diversification efforts have ensured adequate funding for our products and services so far, while the sustainable, reliable and scalable sources remain critical to our growth.

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

Loan Performance Data

We define 30 day+ and 90 day+ delinquency ratio as outstanding principal balance of on- and off-balance sheet loans that was over 30 and 90 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off and are not included in the delinquency rate calculation. The 30 day+ delinquency ratio was 3.40%, 3.99% and 4.62% as of December 31, 2020, 2021 and 2022 and 90 day+ delinquency ratio was 1.95%, 1.92% and 2.53% as of December 31, 2020, 2021 and 2022, respectively.

We also define vintage charge-off rates as, with respect to on- and off-balance set loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2022 for each vintage of a three-month period from January 1, 2015 to June 30, 2022.

With the negative impact of COVID-19 on the general economic environment as well as on our collection efforts, we experienced an increase in both 90 day+ delinquency rates and charge-off rates from 2020 to 2022.

Key Components of Our Results of Operations
Operating revenue

Our operating revenue consist of credit facilitation service, tech-empowerment service and installment e-commerce platform service. Among the three types of services (i.e., credit facilitation service, tech-empowerment service and installment e-commerce platform service) we provide, the revenue from our credit facilitation service is recognized as credit facilitation service income, the revenue from our installment e-commerce platform service is primarily recognized as installment e-commerce platform service income, and the revenue from our tech-empowerment service is primarily recognized as tech-empowerment service income and, to a lesser extent, membership services and other services income under the installment e-commerce platform service income category.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Credit facilitation service income (1)	7,525,581	64.6	6,955,810	61.1	5,963,803	864,670	60.4
Loan facilitation and servicing fees-credit oriented	3,786,996	32.5	4,448,344	39.1	2,486,527	360,513	25.2
Guarantee income	2,319,693	19.9	774,544	6.8	1,453,180	210,691	14.7
Financing income (1)	1,418,892	12.2	1,732,922	15.2	2,024,096	293,466	20.5
Tech-empowerment service income (1)	2,186,746	18.8	2,762,995	24.3	1,845,943	267,637	18.7
Installment e-commerce platform service income (1)	1,932,928	16.6	1,661,720	14.6	2,056,065	298,101	20.8
Total operating revenue	11,645,255	100.0	11,380,525	100.0	9,865,811	1,430,408	100.0

Note:

(1) Starting from 2022, we report our revenue streams in three categories - Credit facilitation service income, Tech-empowerment service income, and Installment e-commerce platform service income, to provide more relevant and updated information. We also revised the revenue presentation in comparative periods to conform to the current classification.

In providing Installment e-commerce platform service, we provide platform and services for merchants, shopping malls, and brands to conduct sales and marketing, with the goal to drive transaction volume, for which we charge a service fee. Revenue earned from the Installment e-commerce platform service is recognized as new consumption-driven, location-based services before the change of presentation.

In providing Tech-empowerment service, we offer a comprehensive set of services to our customers that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs. Revenue earned from platform-based services, membership services and other services is reported as one combined financial statement line item under “Technology-driven platform services.” The membership fees and other services revenue were previously reported as “Membership services” and “Other services” within “Online direct sales and services income” before the change of presentation.

The revenue earned from credit-oriented services is recognized under Credit facilitation service income, which includes “Loan facilitation and servicing fees-credit oriented,” “Guarantee income” and “Financing income.” Financing income was previously reported as “Interest and financial services income and other revenues” before the change of presentation.

Installment e-commerce platform service. We generate Installment e-commerce platform service income from our e-commerce platform. We engage in the online direct sales along with our Installment e-commerce platform service, which is recorded on a gross basis, and we also earned commissions from third-party sellers made on our online marketplace through our e-commerce platform.

Credit facilitation service income

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
•
Financing income. We generate financing income from on-balance sheet loans, which are funded by establishment of the consolidated Trusts and issuance of asset‑backed securitized debts, as well as loans funded by our own microcredit company.

Tech-empowerment service

We generate tech-empowerment service income from profit sharing model, customer acquisition service model, fintech upgrade model as well as membership services. We offer a comprehensive set of technology-driven platform services to our financial institution customers and partners that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs. We charge primarily a service fee for our offerings.

Operating cost

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	1,907,508	23.8	1,759,956	31.3	2,066,804	299,658	30.3
Funding cost	589,837	7.4	457,615	8.1	518,069	75,113	7.6
Processing and servicing cost	1,413,212	17.6	1,858,901	33.0	1,875,292	271,892	27.5
Provision for financing and interest receivables	779,235	9.7	401,104	7.1	437,477	63,428	6.4
Provision for contract assets and receivables	441,805	5.5	531,237	9.4	465,188	67,446	6.8
Provision for contingent liabilities of guarantee	2,880,590	36.0	622,438	11.1	1,468,265	212,878	21.5
Total operating cost	8,012,187	100.0	5,631,251	100.0	6,831,095	990,415	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2020, 2021 and 2022.

Funding cost. Our funding cost consists of interest expenses paid to institutional funding partners under on-balance sheet loan and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consist primarily of vendor costs related to credit assessment, user and system support, payment processing services and collection services associated with originating, facilitating and servicing loans, and related payroll cost for personnel engaged in processing and servicing activities.

Provision for financing receivables. We evaluate the creditworthiness and collectability of our on-balance sheet loan portfolio on a pooled basis. The provision for financing receivables represents an estimate of the losses inherent in our on-balance sheet loan portfolio.

Provision for contract assets and receivables. We evaluate the collectability of our contract assets and receivables related to loan facilitation and servicing fees. The provision for contract assets and receivables primarily represents an estimate of the losses inherent in our off-balance sheet loan portfolio.

Provision for contingent guarantee liabilities. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using current expected credit losses (“CECL”) lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for contingent guarantee liabilities.”

Operating expenses

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,274,402	57.9	1,658,904	61.9	1,685,438	244,366	62.4
Research and development expenses	474,265	21.6	549,286	20.5	583,260	84,565	21.6
General and administrative expenses	451,284	20.5	470,661	17.6	431,571	62,572	16.0
Total operating expenses	2,199,951	100.0	2,678,851	100.0	2,700,269	391,503	100.0

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

China

Generally, our PRC subsidiaries, the variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, an HNTE is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2019, Shenzhen Lexin Software received confirmation from the relevant PRC government agencies that it qualified as an HNTE for the three years ending December 31, 2019, 2020, and 2021. In December 2022, Shenzhen Lexin Software obtained a new qualification as HNTE for the three years ending December 31, 2022, 2023, and 2024, in this regard, Shenzhen Lexin Software was subject to 15% income tax rate in 2022. In December 2020, Dingsheng Computer was qualified as an HNTE for the three years ending December 31, 2020, 2021 and 2022, but failed to satisfy the accreditation conditions concerning tax incentives of HNTE in 2022 and was subject to the income tax rate of 25% in 2022 accordingly. Pursuant to the Circular on Income Tax Policies for “Software Enterprises Encouraged by the State” announced on 23 April 2021, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Shenzhen Lexin Information Service Co.,Ltd. was qualified as “Software Enterprises Encouraged by the State” from 2021. As a result, Shenzhen Lexin Information Service Co.,Ltd. is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprise Encouraged by the State” is subject to review by the relevant authorities every year.

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, Beihai Aurora Information Technology Co., Ltd. and Beihai Turing Technology Co., Ltd., which has changed its name to Beihai Lexin Information Technology Co., Ltd., are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy, in the meantime, the local tax bureau in Guangxi exempted 40% of the income based on 15% from 2018 to 2022. Therefore, Beihai Aurora and Beihai Lexin Information Technology Co., Ltd. applied a preferential income tax rate of 9% from 2018 to 2022 and 15% from 2023 to 2030.

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

We do not intend to have any of the PRC subsidiaries or the VIEs distribute any undistributed profits of such subsidiaries or the VIEs to their direct overseas parent companies, but rather intend that such profits will be permanently reinvested by such subsidiaries and the VIEs for their PRC operations. Accordingly, no income tax was accrued on the undistributed earnings of our PRC subsidiaries, the variable interest entities or their subsidiaries as of December 31, 2020, 2021 and 2022.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Credit facilitation service income	7,525,581	64.6	6,955,810	61.1	5,963,803	864,670	60.4
Loan facilitation and servicing fees-credit oriented-credit oriented	3,786,996	32.5	4,448,344	39.1	2,486,527	360,513	25.2
Guarantee income	2,319,693	19.9	774,544	6.8	1,453,180	210,691	14.7
Financing income	1,418,892	12.2	1,732,922	15.2	2,024,096	293,466	20.5
Tech-empowerment service income	2,186,746	18.8	2,762,995	24.3	1,845,943	267,637	18.7
Installment e-commerce platform service income	1,932,928	16.6	1,661,720	14.6	2,056,065	298,101	20.8
Total operating revenue	11,645,255	100.0	11,380,525	100.0	9,865,811	1,430,408	100.0
Operating cost:
Cost of sales	(1,907,508)	-16.4	(1,759,956)	-15.5	(2,066,804)	(299,658)	-20.9
Funding cost	(589,837)	-5.1	(457,615)	-4.0	(518,069)	(75,113)	-5.3
Processing and servicing cost	(1,413,212)	-12.1	(1,858,901)	-16.3	(1,875,292)	(271,892)	-19.0
Provision for financing receivables	(779,235)	-6.7	(401,104)	-3.5	(437,477)	(63,428)	-4.4
Provision for contract assets and receivables	(441,805)	-3.8	(531,237)	-4.7	(465,188)	(67,446)	-4.7
Provision for contingent guarantee liabilities	(2,880,590)	-24.7	(622,438)	-5.5	(1,468,265)	(212,878)	-14.9
Total operating cost	(8,012,187)	-68.8	(5,631,251)	-49.5	(6,831,095)	(990,415)	-69.2
Gross profit	3,633,068	31.2	5,749,274	50.5	3,034,716	439,993	30.8
Operating expenses:
Sales and marketing expenses	(1,274,402)	-10.9	(1,658,904)	-14.6	(1,685,438)	(244,366)	-17.1
Research and development expenses	(474,265)	-4.1	(549,286)	-4.8	(583,260)	(84,565)	-5.9
General and administrative expenses	(451,284)	-3.9	(470,661)	-4.1	(431,571)	(62,572)	-4.4
Total operating expenses	(2,199,951)	-18.9	(2,678,851)	-23.5	(2,700,269)	(391,503)	-27.4
Change in fair value of financial guarantee derivatives and loans at fair value	(754,724)	-6.5	(347,084)	-3.0	722,381	104,735	7.3
Interest expense, net	(77,542)	-0.7	(63,125)	-0.6	(55,636)	(8,066)	-0.6
Investment loss	(61,271)	-0.5	(4,160)	—	(33,944)	(4,921)	-0.3
Other, net	146,029	1.3	113,480	1.0	61,321	8,891	0.6
Income before income tax expense	685,609	5.9	2,769,534	24.3	1,028,569	149,129	10.4
Income tax expense	(90,629)	-0.8	(435,418)	-3.8	(202,640)	(29,380)	-2.1
Net income	594,980	5.1	2,334,116	20.5	825,929	119,749	8.4
Less: Net income attributable to non-controlling interests	—	—	193	—	6,177	896	0.1
Net income attributable to ordinary shareholders of the Company	594,980	5.1	2,333,923	20.5	819,752	118,853	8.3

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	11,391	0.1	9,968	0.1	5,179	751	0.1
Sales and marketing expenses	32,486	0.3	30,508	0.3	23,142	3,355	0.2
Research and development expenses	46,116	0.4	39,413	0.3	30,386	4,406	0.3
General and administrative expenses	108,832	0.9	107,995	0.9	97,613	14,153	1.0

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Operating revenue

Operating revenue decreased by 13.3% from RMB11,381 million in 2021 to RMB9,866 million (US$1,430 million) in 2022. This decrease in operating revenues was primarily attributable to a decrease in credit facilitation service income and in tech-empowerment service income, partially offset by an increase in guarantee income, financing income and installment e-commerce platform service income for the year.

Installment e-commerce platform service. Installment e-commerce platform service income increased by 23.7% from RMB1,662 million in 2021 to RMB2,056 million (US$298 million) in 2022. The increase was primarily driven by the increase in transaction volume in 2022.

Credit facilitation service income. Credit facilitation service income decreased by 14.3% from RMB6,956 million in 2021 to RMB5,964 million (US$865 million) in 2022. The change was primarily due to the decrease of loan facilitation and servicing fees-credit oriented, partially offset by the increase of guarantee income financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented decreased by 44.1% from RMB4,448 million in 2021 to RMB2,487 million (US$361 million) in 2022. This decrease was primarily due to the decrease of APR.
•
Guarantee income. Guarantee income increased by 87.6% from RMB775 million in 2021 to RMB1,453 million (US$211 million) in 2022. The increase was primarily driven by the increase of loan origination and the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income increased by 16.8% from RMB1,733 million in 2021 to RMB2,024 million (US$293 million) in 2022, the increase was primarily driven by the increase in the origination of on-balance sheet loans in 2022.

Tech-empowerment service income. Tech-empowerment service income decreased by 33.2% from RMB2,763 million in 2021 to RMB1,846 million (US$268 million) in 2022. The decrease was primarily due to the decrease from profit-sharing model service within tech-empowerment service in 2022.

Operating cost

Operating cost increased by 21.3% from RMB5,631 million in 2021 to RMB6,831 million (US$990 million) in 2022, primarily as a result of the increases in cost of sales, funding cost, provision for financing receivables and provision for contingent guarantee liabilities, partially offset by the increases in provision for contract assets and receivables.

Cost of sales. Cost of sales increased by 17.4% from RMB1,760 million in 2021 to RMB2,067 million (US$300 million) in 2022, which was consistent with the increase of installment e-commerce platform service income.

Funding cost. Funding cost increased by 13.2% from RMB458 million in 2021 to RMB518 million (US$75.1 million) in 2022, which was consistent with the increase of the funding debts to fund the on-balance sheet loans.
Processing and servicing cost. Processing and servicing costs was RMB1,875 million(US$272 million) in 2022, as compared with RMB1,859 million in 2021.

Provision for financing receivables. Provision for financing receivables increased by 9.1% from RMB401 million in 2021 to RMB437 million (US$63.4 million) in 2022. The credit losses have reflected the most recent performance in relation to our on-balance sheet loans and we have continued to implement prudent credit assessment and risk management policies and procedures.

Provision for contract assets and receivables. Provision for contract assets and receivables decreased by 12.4% from RMB531 million in 2021 to RMB465 million (US$67.4 million) in 2022. The decrease was primarily driven by the decrease of loan facilitations and servicing fees in 2022.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities increased by 136% from RMB622 million to RMB1,468 million (US$213 million) in 2022. The increase was primarily due to the increase of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit

Gross profit decreased by 47.2% from RMB5,749 million in 2021 to RMB3,035million (US$440 million) in 2022. Our gross margin decreased from 50.5% in 2021 to 30.8% in 2022. The decrease in the gross profit is primarily due to the decrease in credit facilitation service income, and tech-empowerment service income and the increase in provision for contingent guarantee liabilities and cost of sales, partially offset by the increase in installment e-commerce platform service income.

Operating expenses

Operating expenses was RMB 2,700 million (US$392 million) in 2022, as compared with RMB2,679 million in 2021.

Sales and marketing. Sales and marketing expenses was RMB1,685 million (US$244million) in 2022, as compared with RMB1,659 million in 2021.

Research and development. Research and development expenses increased by 6.2% from RMB549 million in 2021 to RMB583 million (US$84.6 million) in 2022. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses. General and administrative expenses decreased by 8.3% from RMB471 million in 2021 to RMB432 million (US$62.6 million) in 2022, as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB722 million (US$105 million) in 2022, as compared to a loss of RMB347 million in 2021. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation, along with the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans as of December 31, 2022.

Income tax expense

Income tax expense for 2022 was RMB203 million (US$29.4 million), as compared to income tax expense of RMB435 million in 2021. The decrease of the income tax expense was consistent with the decrease of the taxable income in 2022.

Net income

As a result of the foregoing, our net income decreased significantly by 64.6% from RMB2,334 million in 2021 to RMB826 million (US$120 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating revenue

Operating revenue decreased slightly by 2.3% from RMB11,645 million in 2020 to RMB11,381 million in 2021. This decrease in operating revenues was primarily attributable to a decrease in credit facilitation service income and installment e-commerce platform service, partially offset by an increase in tech-empowerment service for the year.

Credit facilitation service income. Credit facilitation service income decreased by 7.6% from RMB7,526 million in 2020 to RMB6,956 million in 2021. The change was primarily due to the decrease of guarantee income, partially offset by the increase of loan facilitation and servicing fees-credit oriented income and financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented increased by 17.5% from RMB3,787 million in 2020 to RMB4,448 million in 2021. This increase was primarily due to the increase in off-balance sheet loans originated under credit-oriented model as a result of the business growth, with the expansion of partnerships with institutional funding partners.
•
Guarantee income. Guarantee income decreased by 66.6% from RMB2,320 million in 2020 to RMB775 million in 2021. The decrease was primarily due to the significant decrease of loan origination and outstanding balances of the off-balance sheet loans funded by certain institutional funding partners in 2021, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income increased by 22.1% from RMB1,419 million in 2020 to RMB1,733 million in 2021, which was consistent with the business growth in 2021.

Tech-empowerment service income. Tech-empowerment service increased by 26.1% from RMB2,187 million in 2020 to RMB2,763 million in 2021. This increase was primarily contributed by the increase of services fee from both profit-sharing model and customer acquisition service model.

Installment e-commerce platform service. Installment e-commerce platform service decreased by 14.0% from RMB1,933 million in 2020 to RMB1,662 million in 2021. The decrease was primarily driven by the decrease in transaction volume in 2021.

Operating cost

Operating cost decreased by 29.7% from RMB8,012 million in 2020 to RMB5,631 million in 2021, primarily as a result of the decreases in cost of sales, funding cost, provision for financing receivables and provision for contingent guarantee liabilities, partially offset by the increases in processing and servicing cost and provision for contract assets and receivables.

Cost of sales. Cost of sales decreased by 7.7% from RMB1,908 million in 2020 to RMB1,760 million in 2021, which was consistent with the decrease of installment e-commerce platform service income.

Funding cost. Funding cost decreased by 22.4% from RMB590 million in 2020 to RMB458 million in 2021, which was consistent with the decrease of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost. Processing and servicing cost increased by 31.5% from RMB1,413 million in 2020 to RMB1,859 million in 2021. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in risk management and collection expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for financing receivables. Provision for financing receivables decreased by 48.5% from RMB779 million in 2020 to RMB401 million in 2021. The credit losses have reflected the most recent performance in relation to our on-balance sheet loans and we have continued to implement prudent credit assessment and risk management policies and procedures.

Provision for contract assets and receivables. Provision for contract assets and receivables increased by 20.2% from RMB442 million in 2020 to RMB531 million in 2021. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the business growth.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities decrease by 78.4% from RMB2,881 million to RMB622 million in 2021. The decrease was primarily due to the significant decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit

Gross profit increased by 58.2% from RMB3,633 million in 2020 to RMB5,749 million in 2021. Our gross margin increased from 31.2% in 2020 to 50.5% in 2021. The increase in the gross profit is primarily due to the increase in tech-empowerment service, loan facilitation and servicing fees-credit oriented, and financing income, and the significant decrease of provision for contingent guarantee liabilities and provision for financing receivables, partially offset by the decrease in guarantee income and the increase in processing and servicing cost.

Operating expenses

Operating expenses increased by 21.8% from RMB2,200 million in 2020 to RMB2,679 million in 2021, primarily due to the increases in all three categories of operating expenses.

Sales and marketing. Sales and marketing expenses increased by 30.2% from RMB1,274 million in 2020 to RMB1,659 million in 2021. This increase was primarily due to an increase of RMB230 million in online advertising cost and in salaries and personnel related costs.

Research and development. Research and development expenses increased by 15.8% from RMB474 million in 2020 to RMB549 million in 2021. This increase was primarily due to an increase of RMB56 million in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB347 million in 2021, as compared to a loss of RMB755 million in 2020. The changes in fair value was primarily due to the re- measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense

Income tax expense for 2021 was RMB435 million, as compared to income tax expense of RMB90.6 million in 2020. The increase of the income tax expense was consistent with the increase of the taxable income from 2020.

Net income

As a result of the foregoing, our net income increased significantly by 292% from RMB595 million in 2020 to RMB2,334 million in 2021.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,664,132	1,494,150	216,631
Restricted cash-current	1,305,435	1,267,512	183,772
Restricted term deposit and short-term investments	1,745,898	1,331,858	193,101
Short-term financing receivables, net (1)	3,826,488	6,397,920	927,611
Short-term contract assets and receivables, net (1)	4,486,649	3,894,175	564,602
Deposits to insurance companies and guarantee companies	1,378,489	2,249,022	326,078
Restricted cash-non-current	149,247	168,521	24,433
Long-term financing receivables, net (1)	241,127	460,325	66,741
Long-term contract assets and receivables, net (1)	346,234	605,051	87,724
Long‑term investments	469,064	348,376	50,510
Other assets	826,883	1,048,301	151,989
TOTAL ASSETS	21,026,194	22,770,703	3,301,440
Liabilities:
Short‑term borrowings	1,799,741	1,168,046	169,351
Short‑term funding debts	3,101,381	4,385,253	635,802
Deferred guarantee income	419,843	894,858	129,742
Contingent guarantee liabilities	928,840	882,107	127,893
Convertible notes-current	—	2,063,545	299,186
Long-term borrowings	—	150,430	21,810
Long‑term funding debts	696,852	1,334,105	193,427
Convertible notes-non-current	1,882,689	—	—
TOTAL LIABILITIES	12,958,385	14,121,952	2,047,489
Total shareholders’ equity	8,067,809	8,648,751	1,253,951

(1) Starting from the fourth quarter of 2022, we updated the presentation of our Condensed Consolidated Balance Sheets, to provide more relevant and clear information. We also revised the presentation in comparative periods to conform to the current classification.

Accrued interest receivable is included in Short-term financing receivables.

Guarantee receivables and Contract assets and service fees receivable are combined as Contract assets and receivables.

Cash and cash equivalents

Our cash and cash equivalents decreased by 29.1% from RMB2,664 million as of December 31, 2021 to RMB1,494 million (US$217 million) as of December 31, 2022, primarily due to net cash out by investment activities.

Restricted cash - current

Restricted cash mainly represents (i) cash received from users but not yet repaid to funding parties or received from funding parties but not yet remitted to users, which is not available to fund our general liquidity needs; and (ii) security deposits set aside for our partnering commercial banks in case of users’ defaults; and (iii) cash received via consolidated trust and ABS that has not been distributed.

Our current restricted cash decreased by 2.9% from RMB1,305 million as of December 31, 2021 to RMB1,268 million (US$184 million) as of December 31, 2022, primarily due to a decrease in the security deposits placed with and set aside for our partnering commercial banks in case of users' defaults.

Short-term financing receivables, net

Our net short-term financing receivables, net increased by 67.2% from RMB3,826 million as of December 31, 2021 to RMB6,398 million (US$928 million) as of December 31, 2022, primarily due to the increase associated with on-balance sheet loans originated on our platform in 2022.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as back-to-back guarantee to these insurance companies and guarantee companies in 2021. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies. Deposits to insurance companies and guarantee companies increased by 63.2% from RMB1,378 million as of December 31, 2021 to RMB2,249 million (US$326 million) as of December 31, 2022. This increase is primarily due to the increase in underlying loans.

Short-term and long-term contract assets and receivables, net

The contract assets and receivables remained relatively stable at RMB4,499 million (US$652 million) as of December 31, 2022, compared to RMB4,833 million as of December 31, 2021.

Long-term investments

Long-term investments decreased by 25.7% from RMB469 million as of December 31, 2021 to RMB348 million (US$50.5 million) as of December 31, 2022, primarily due to the disposal of investments in 2022.

Other assets

Other assets increased by 26.8% from RMB827 million as of December 31, 2021 to RMB1,048 million (US$152 million) as of December 31, 2022, primarily due to an increase in other long-term receivable.

Long-term financing receivables, net

Our net long-term financing receivables increased by 90.9% from RMB241 million as of December 31, 2021 to RMB460 million (US$66.7 million) as of December 31, 2022, primarily due to the increase of our average tenor of the on-balance sheet loans balance.

Short-term borrowings

Short-term borrowings decrease by 35.1% from RMB1.8 billion as of December 31, 2021 to RMB1.2 billion (US$169 million) as of December 31, 2022, primary due to repayment of borrowings.

Short-term and long-term funding debts

Short-term funding debts increased by 41.4% from RMB3,101 million as of December 31, 2021 to RMB4,385 million (US$636 million) as of December 31, 2022, and long-term funding debts increased by 91.4% from RMB697 million as of December 31, 2021 to RMB1,334 million (US$193 million) as of December 31, 2022, primarily due to the increase in on-balance sheet loans originated in 2022.

Deferred guarantee income

Our deferred guarantee income increased by 113% from RMB420 million as of December 31, 2021 to RMB895 million (US$130 million) as of December 31, 2022, due to the increase of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Accruals and other current liabilities

Accruals and other current liabilities decreased by 21.6% from RMB3,899 million as of December 31, 2021 to RMB3,057 million (US$443 million) as of December 31, 2022, primarily due to the decrease in guarantee derivative liabilities.

Convertible notes

Convertible notes represented the US$300 million convertible senior notes we issued through a private placement in September 2019. The notes will mature in seven years due by September 16, 2026, bearing interest at a rate of 2.0% per annum. On March 13, 2023, we entered into an amendment agreement with the holder regarding previous documents governing the notes. The notes shall be paid in full by April 2024 in 14 monthly installments. The agreement has replaced the holder’s right to require us to repurchase for cash all or any portion of the notes in September 2023.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by institutional funding partners, the issuance of preferred shares in private placements, and issuance of convertible notes and asset-backed securities. In December 2017, we completed our initial public offering in which we issued and sold an aggregate of 12,000,000 ADSs, representing 24,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$93.7 million. In January 2018, as a result of the underwriters’ exercise of their over-allotment option in full, we issued and sold an additional of 1,800,000 ADSs, representing 3,600,000 Class A ordinary shares, resulting in net proceeds of approximately US$14.7 million. In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. As of December 31, 2020, 2021 and 2022, we had RMB1,564 million, RMB2,664 million and RMB1,494 million (US$217 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements, capital expenditures and repayment need of debt becoming due or convertibles potentially put to the company for the next 12 months from the date of this annual report on Form 20-F. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—A severe or prolonged downturn in the Chinese or global economy and changes in the level of consumer confidence could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.”

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under the PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and loans, and to the consolidated variable interest entities only through loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The PRC regulation of loans to and direct investment in the PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2023 and December 2024, and had weighted average interest rates of 9.3%, 9.2% and 9.3%, as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, institutional funding partners funded an aggregate amount of RMB5,092 million, RMB3,540 million and RMB6,372 million (US$924 million), in our outstanding financing receivables, respectively. As of December 31, 2021 and 2022, financing receivables amounting to RMB1,193 million and RMB734 million (US$106 million) were pledged as collaterals, respectively. The decrease in pledged collaterals in 2022 was due to the decrease in the amount of funds provided by certain institutional funding partners.

Liabilities to individual investors on Juzi Licai. Historically, we offered individual investors on Juzi Licai various investment programs. As of December 31, 2019, the terms of those programs were all within 24 months with weighted average interest rate of 7.7%. Since December 2020, the outstanding financing receivables of individual investors amounted to nil.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2020, 2021 and 2022, respectively:

	As of or for the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to institutional funding partners	4,685,935	3,101,381	4,385,253	635,802
Total short-term funding debts	4,685,935	3,101,381	4,385,253	635,802
Long-term:
Liabilities to institutional funding partners	825,814	696,852	1,334,105	193,427
Total long-term funding debts	825,814	696,852	1,334,105	193,427

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2022 and associated interest payments.

	1-12 months	12-24 months	Total
	(RMB in thousands)
Liabilities to institutional funding partners	4,385,253	1,334,105	5,719,358
Total funding debts	4,385,253	1,334,105	5,719,358
Interest payments (1)	569,492	75,178	644,670
Total interest payments	569,492	75,178	644,670
(1)
Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2022.
Convertible notes

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes have a term of seven years and bear interest at a rate of 2.0% per annum. The holder of the convertible notes has the right to require us to repurchase for cash all or any portion of the convertible notes on the fourth anniversary of the issuance date. The convertible notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date to the third business day before the maturity date (i.e., September 16, 2026), at a conversion price of US$14 per ADS. On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes shall be paid in full by April 2024 in 14 monthly installments. The agreement has replaced the holder’s right to require us to repurchase for cash all or any portion of the notes in September 2023.We may not have sufficient funds to pay the notes or fulfill other obligations under the notes.

The amount of interest expense recognized for the year ended December 31, 2022 totaled RMB46.9 million (US$7.0 million). The carrying value of this convertible notes as of December 31, 2022 was RMB2.0 billion (US$296 million).

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(211,019)	2,667,419	98,844	14,329
Net cash (used in)/provided by investing activities	(2,136,429)	414,615	(2,409,037)	(349,276)
Net cash provided by/(used in) financing activities	1,233,011	(1,779,534)	1,111,669	161,177
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(27,970)	(23,592)	9,893	1,434
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,142,407)	1,278,908	(1,188,631)	(172,336)
Cash, cash equivalents and restricted cash at beginning of the year	3,985,626	2,839,906	4,118,814	597,172
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	(3,313)	—	—	—
Cash, cash equivalents and restricted cash at end of the year	2,839,906	4,118,814	2,930,183	424,836

Operating Activities

Net cash provided by operating activities was RMB98.8 million (US$14.3 million) in 2022. In 2022, the difference between net cash used in operating activities and our net income of RMB826 million (US$120 million) mainly resulted from provision for contingent guarantee liabilities of RMB1,468 million (US$213 million), provision for contract assets and receivables of RMB465 million (US$67.4 million), provision for financing and interest receivables of RMB437 million (US$63.4 million),net gain of change in fair value of financial guarantee derivatives of RMB614 million (US$89.0 million), net gain of change in fair value of loans at fair value of RMB109 million (US$15.7 million), share-based compensation expenses of RMB156 million (US$22.7 million), depreciation and amortization of RMB94.9 million (US$13.8 million). Changes in operating assets and liabilities mainly included an increase in deposits to insurance companies and guarantee companies of RMB871 million (US$126 million), an increase in other assets of RMB276 million (US$40.0 million), an increase in financing receivables related to online direct sales of RMB399 million (US$57.9 million), a decrease in contingent guarantee liabilities of RMB1515 million (US$220 million), and a decrease in accruals and other current liabilities of RMB214 million (US$31.1 million), partially offset by an increase in deferred guarantee income of RMB475 million (US$68.9 million).

Net cash provided by operating activities was RMB2,667 million in 2021. In 2021, the difference between net cash used in operating activities and our net income of RMB2,334 million mainly resulted from provision for contingent guarantee liabilities of RMB622 million, provision for contract assets and receivables of RMB531 million, net change in fair value of financial guarantee derivatives of RMB459 million, provision for financing receivables of RMB401 million, deferred income tax of RMB396 million, share-based compensation expenses of RMB188 million, net change in fair value of loans at fair value of RMB112 million, and depreciation and amortization of RMB91 million. Changes in operating assets and liabilities mainly included an increase in deposits to insurance companies and guarantee companies of RMB312 million, an increase in contract assets and receivables of RMB181 million, an increase in other assets of RMB140 million, a decrease in contingent guarantee liabilities of RMB1,432 million, and a decrease in deferred guarantee income of RMB275 million, partially offset by an increase in accruals and other current liabilities of RMB538 million, a decrease in financing receivables related to online direct sales of RMB206 million, and an increase in other long-term liabilities of RMB110 million. The decrease in contingent guarantee liabilities primarily due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460. The increase in contract assets and receivables and guarantee receivables was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Net cash used in operating activities was RMB211 million in 2020. In 2020, the difference between net cash used in operating activities and our net income of RMB595 million mainly resulted from provision for contingent guarantee liabilities of RMB2,881 million, provision for financing receivables of RMB779 million, net change in fair value of financial guarantee derivatives of RMB707 million, provision for contract assets and receivables of RMB442 million, share-based compensation expenses of RMB199 million, foreign exchange gain of RMB85.2 million, investment-related impairment of RMB69.2 million, amortization of the right-of-use assets of RMB53.9 million, depreciation and amortization of RMB53.4 million, and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly included an increase in contract assets and receivables of RMB751 million, a decrease in deposits to insurance companies and guarantee companies of RMB185 million, an increase in accruals and other current liabilities of RMB736 million, an increase in land use rights of RMB1.0 billion, an increase in other assets of RMB74.9 million, a decrease in funds payable to Individual Investors of RMB619 million, a decrease in prepayments and other current assets of RMB273 million, a decrease in financing receivables related to online direct sales of RMB260 million, a decrease in inventories of RMB60.0 million, a decrease in accounts payable of RMB159 million, a decrease in deferred guarantee income of RMB787 million and a decrease in contingent guarantee liabilities of RMB3,566 million. The increase in contract assets and receivables was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business and loan facilitation and servicing fees recognized earlier in life of a contract as a result of the adoption of ASC 606. The change in contingent guarantee liabilities was primarily due to provision for contingent guarantee liabilities recognized earlier in life of a contract as a result of the adoption of ASC 326.

Investing Activities

Net cash used in investing activities was RMB2,409 million (US$349 million) in 2022, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB20,239 million (US$2,934 million), investments in loans at fair value of RMB4,297 million (US$623 million) and placement of restricted term deposit and short-term investments of RMB1,260 million (US$183 million), partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB17,374 million (US$2,519 million), collection of principals of loans at fair value RMB4,305 million (US$624 million), and withdrawal of restricted term deposit and short-term investments of RMB1,764 million (US$256 million).

Net cash provided by investing activities was RMB415 million in 2021, which was primarily attributable to principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB18,942 million, collection of principals of loans at fair value of RMB4,052 million and withdraw of restricted term deposit and short-term investments of RMB2,504 million, partially offset of financing receivables originated (excluding receivables related to online direct sales) of RMB18,421 million, investments in loans at fair value or RMB3,852 million, placement of restricted term deposit and short-term investments of RMB2,467 million, cash paid on loans to third parties of RMB292 million and purchases of property, equipment and software of RMB122 million.

Net cash used in investing activities was RMB2,136 million in 2020, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB23,194 million, placement of restricted term deposit and short-term investments of RMB1,832 million, investments in loans at fair value of RMB7,067 million and cash paid on long‑term investments of RMB97.2 million, partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB21,447 million, collection of principals of loans at fair value of RMB6,639 million and withdrawal of restricted term deposit and short-term investments of RMB2,015 million.

Financing Activities

Net cash provided by financing activities was RMB1,112 million (US$161 million) in 2022, which was primarily attributable to proceeds from funding debts of RMB19,837 million (US$2,876 million) and proceeds from borrowings of RMB1,385 million (US$201 million), partially offset by principle payments on funding debts of RMB17,930 million (US$2,600 million) and principle payments on borrowings of RMB1,868 million (US$271 million).

Net cash used in financing activities was RMB1,780 million in 2021, which was primarily attributable to principal payments on funding debts of RMB19,981 million and principal payments on borrowings of RMB2,331 million, partially offset by proceeds from funding debts of RMB18,222 million and proceeds from borrowings of RMB2,304 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include capital expenditures and contractual obligations, including funding debts, convertible notes, short-term borrowings, operating lease obligations, and commitment to purchase delinquent loans.

Capital Expenditures

We incurred capital expenditures of RMB86.6 million, RMB122 million and RMB149 million (US$21.6 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software, and in construction of our new headquarters located in Shenzhen. Our capital expenditures for 2023 are expected to be approximately RMB122 million, including RMB91.0 million payment in construction of our new headquarters located in Shenzhen, and RMB31.2 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

In February 2020, we have successfully bid for a plot of land in Shenzhen’s Nanshan district to support our continued growth. The total purchase price for the acquisition of the land use right is RMB1.032 billion. We have made the first installment payment of RMB516 million in February 2020, and made the remaining RMB516 million payment in February 2021.

Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 year	1— 2 years	2 — 3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	6,364,028	4,954,745	1,409,283	—	—
Convertible notes	2,131,168	2,131,168	—	—	—
Borrowings	1,372,245	1,220,583	—	—	151,662
Operating lease obligations	167,664	52,093	43,473	42,772	29,326
Commitment to purchase delinquent loan	697,230	697,230	—	—	—
Total	10,732,335	9,055,819	1,452,756	42,772	180,988

Other than those shown above, we did not have any significant capital and other commitments, guarantees as of December 31, 2022. We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes shall be paid in full by April 2024 in 14 monthly installments.

The agreement has replaced the holder’s right to require us to repurchase for cash all or any portion of the notes in September 2023.We may not have sufficient funds to pay the notes or fulfill other obligations under the notes.

Off-Balance Sheet Arrangements

We provide services in connection with off-balance sheet loans, including account maintenance, collection and payment processing from user and distributions to certain institutional funding partners. Prior to November 2019, we were obligated to compensate the funding partners for the principal and interest repayment of loans in the event of a user default. We also provide full interest repayment according to the terms of the loan in the event that a user makes an early repayment of the loan to the funding partners. Therefore, we effectively provide guarantees to the funding partners against the credit risk and prepayment risk. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Guarantee derivatives.” Since November 2019, we ceased to compensate interest repayment under the original terms of the loans to institutional funding partners in the event that borrowers repay their loans early. Therefore, according to relevant financial guarantee contracts with certain institutional funding partners, the guarantee provided by us is solely for the purpose of reimbursing them in the event that the borrowers fail to satisfy their required payment obligations. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Guarantee receivables and liabilities.”

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

Holding Company Structure

LexinFintech Holdings Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the variable interest entities and their subsidiaries in China. As a result, LexinFintech Holdings Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC laws, each of our subsidiaries, the variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in China and the variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies.”

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

The macroeconomic factors used in estimation include variables that have historically been key drivers of increases and decreases in credit losses, such as CPI and M2. M2 is a measurement of broad money supply including cash and deposits, which is published by People’s Bank of China on a routine basis.

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Probability of default (lifetime)	+/- 100 bps	17,914 / (17,914)
Loss given default	+/- 100 bps	35,994 / (35,994)

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

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Weighted average cumulative loss rate (i)	+/- 100 bps	44,353 / (44,353)

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	39	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	43	President and Director
James Xigui Zheng	57	Chief Financial Officer and Director
Shirley Yunwen Yang	52	Chief Human Resources Officer
Jason Ming Zhao	47	Chief Marketing Officer
Erwin Yong Lu	48	Chief Technology Officer
Suining Xiao	75	Director
Wei Wu	58	Independent Director
Xiaoguang Wu	47	Independent Director
Neng Wang	49	Independent Director
Annabelle Yu Long	50	Independent Director

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

Mr. James Xigui Zheng has served as our chief financial officer and director since January 2023. Prior to joining us, Mr. Zheng served as the chief financial officer of Lufax Holding Ltd (NYSE: LU) from December 2017 to May 2022. He has served as the chief financial officer of Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.) from August 2014 to December 2017. Mr. Zheng served as a senior consultant at Accenture (formerly known as Andersen Consulting) from 1992 to 1994. From 1994 to 2000, Mr. Zheng held various positions at U S West Inc. MediaOne (now part of Comcast) and U S West Communications (now part of CenturyLink). Mr. Zheng joined eBay Inc. in May 2000 where he served various senior management positions, including chief financial officer and chief operation officer of eBay China from August 2003 to July 2005 and the chief operating officer of PayPal China from July 2005 to August 2007. Mr. Zheng served as the president of Beijing Kaituo Tianji Information Technology Limited Company from August 2007 to March 2010. He subsequently joined Shanghai Fosun Hi-tech (Group) Co., Ltd. where he was the deputy chief financial officer of the group from May 2010 to August 2012, the chief executive officer of JOY.CN from August 2012 to September 2013 and the managing director of Fosun Capital from September 2013 to August 2014. Mr. Zheng obtained his MBA degree from the University of Denver in June 1992. He is a certified public accountant in the State of Colorado.

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

Mr. Wei Wu has served as our independent director since December 2017. Mr. Wu served as chief financial officer of HyalRoute Communication Group Limited from December 2017 to March 2022. Mr. Wu has over 17 years of experience in the investment banking industry. Mr. Wu held several senior positions at leading investment banks. He served as managing director from 2010 to 2017 and as executive director from 2008 to 2010 at Nomura International (Hong Kong) Limited, leading the coverage of TMT sector and general industrial sectors in China. From 2007 to 2008, Mr. Wu served as senior vice president at Lehman Brothers in Hong Kong. Mr. Wu received his bachelor’s degree in economics from Peking University in 1988 and his MBA degree from Harvard Business School in 2000.

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

Ms. Annabelle Yu Long has served as our independent director since August 2020. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum's Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves as an independent director on the board of directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), Nio Inc. (NYSE: NIO, HKEX: 9866, SGX: NIO) and the Hongkong and Shanghai Banking Corporation Limited. Ms. Long received a bachelor’s degree in electrical engineering from the University of Electronic Science and Technology in China and an MBA from the Stanford Graduate School of Business.

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB26.9 million (US$3.9 million) in cash to our executive officers and an aggregate of approximately RMB1.6 million (US$229 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	1.51	March 3, 2023	March 3, 2033
Jared Yi Wu	*	0.0001	June 30, 2016	June 30, 2026
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	1.51	March 3, 2023	March 3, 2033
James Xigui Zheng	* (1)	—	January 31, 2023	—
Shirley Yunwen Yang	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
Jason Ming Zhao	*	0.0001	November 8, 2017	November 8, 2027
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
Erwin Yong Lu	*	0.5	March 18, 2021	March 18, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
Suining Xiao	—	—	—	—
Wei Wu	*	0.0001	November 8, 2017	November 8, 2027
	* (1)	—	March 29, 2022	—
Xiaoguang Wu	* (1)	—	March 29, 2022	—
Neng Wang	* (1)	—	March 29, 2022	—
Annabelle Yu Long	* (1)	—	August 18, 2020	—
All Directors and Executive Officers as a Group	6,653,336

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

Board Diversity

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices:	People's Republic of China
Foreign Private Issuer	Yes
Disclose Prohibited Under Home Country Law	No
Total Number of Directors	8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D. Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
	Number	% of Total Employees
Functions:
Installment e-commerce and Operations	125	3.2
Risk management	387	10.0
Research and development	602	15.5
Sales and marketing	2,514	64.9
General and administrative	244	6.4
Total number of employees	3,872	100

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among others, pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment and confidentiality agreements with our senior management and core personnel. We maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2023 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 326,055,189 ordinary shares outstanding as of February 28, 2023, comprising of (i) 245,866,026 Class A ordinary shares, excluding the 10,471,814 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan, and (ii) 80,189,163 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis †	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	7,032,284	80,189,163	26.7	77.2
Jared Yi Wu(2)	15,872,080	—	4.9	1.5
James Xigui Zheng	*	—	*	*
Shirley Yunwen Yang	*	—	*	*
Jason Ming Zhao	*	—	*	*
Ervin Yong Lu	*	—	*	*
Suining Xiao(3)	—	—	—	—
Wei Wu(4)	*	—	*	*
Xiaoguang Wu(5)	*	—	*	*
Dr. Neng Wang(6)	*	—	*	*
Annabelle Yu Long(7)	*	—	*	*
All Directors and Executive Officers as a Group	25,137,086	80,189,163	32.1	78.8
Principal Shareholders:
Installment Payment Investment Inc.(8)	6,798,950	80,189,163	26.7	77.2
K2 Partners entities(9)	39,527,554	—	12.1	3.8

* Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.

** Except for Suining Xiao, Wei Wu, Xiaoguang Wu, Dr. Neng Wang, and Annabelle Yu Long, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of February 28, 2023 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2023. The total number of ordinary shares outstanding as of February 28, 2023 is 326,055,189.

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

(1)
Represents 3,399,475 ADSs, equivalent to 6,798,950 Class A ordinary shares, and 80,189,163 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, as of February 28, 2023, and 233,334 Class A ordinary shares issuable to Mr. Wenjie Xiao upon exercise of options granted to him within 60 days after February 28, 2023. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.
(2)
Represents 15,138,746 Class A ordinary shares beneficially held by Mr. Yi Wu and 733,334 Class A ordinary shares issuable to Mr. Yi Wu upon exercise of options granted to him within 60 days after February 28, 2023.
(3)
The business address of Mr. Suining Xiao is Room 2604, Hantang Building, Oversea Chinese Town, Nanshan District, Shenzhen 518053, the People’s Republic of China.

(4)
The business address of Mr. Wei Wu is Flat E, 9/F, Tower 5, The Visionary, 1 Ying Hong Street, Tung Chung, Lantau Island, Hong Kong.

(5)
The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air On The Peak, South Island, Pokfulam, Hong Kong.
(6)
The business address of Dr. Neng Wang is Kravis 1102, 665 W 130th St, New York, NY 10027, USA.
(7)
The business address of Ms. Annabelle Yu Long is Unit 1610, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, the People’s Republic of China.

(8)
Represents 6,798,950 Class A ordinary shares and 80,189,163 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.

(9)
Represents 39,527,554 Class A ordinary shares held by KPartners Limited and other K2 entities, including 29,468,844 Class A ordinary shares held by K2 Partners II Limited, as reported on Schedule 13D/A filed by KPartners Limited and K2 Partners II Limited, among others, on December 18, 2020. The registered office address of KPartners Limited is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office address of K2 Partners II Limited is Room C, 20/F, Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of February 28, 2023, 326,055,189 of our ordinary shares were issued and outstanding. To our knowledge, a total of 286,430,940 Class A ordinary shares, representing approximately 75.2% of our total issued ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.

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

Transactions with Individual Directors and Officers

Certain individual directors and officers and/or his immediate family members participate in our investment programs offered to individual investors by the Company. As of December 31, 2020, 2021 and 2022, we had RMB61.9 million, RMB15.0 million and nil due to these related parties in connection with their investment. We believe that the terms of the transaction agreements with the related parties are comparable to those at arm’s-length transactions with third-party individual investors.

Transactions with Ji’an Aojuxun, Ji’an Aoxinlian and Aileyou

Ji'an Aojuxun Information Consulting Service Co., Ltd (“Ji’an Aojuxun”) and Ji’an Aoxinlian Information Consulting Service Co., Ltd (“Ji’an Aoxinlian”), which provide collection services to the Company, are controlled by the immediate family member of the Group's senior management.

The transactions with the two entities for the year ended December 31, 2020, 2021 and 2022 were RMB28.6 million, RMB20.5 million and RMB16.2 million (US$2.3 million), respectively. As of December 31, 2021, the amounts due to Ji'an Aoxinlian and Ji’an Aojuxun were RMB4.8 million and nil, respectively. As of December 31, 2022, the amounts due to Ji'an Aoxinlian and Ji’an Aojuxun were RMB4.7 million (US$0.7 million) and nil, respectively.

Shenzhen Aileyou Information Technology Co., Ltd.(“Aileyou”) is an equity investment of the Group. The transaction with Aileyou for the year ended December 31, 2020, 2021 and 2022 were RMB2.1 million, RMB7.7 million and RMB0.6 million, respectively. The amounts due to Aileyou as of December 31, 2021 and 2022 were RMB3.3 million and nil, respectively.

In June 2022, we have fully disposed all our shareholding in Aileyou, and which was no longer a related party of us after the disposal.

Loan Agreement with L.P.

L.P. Technology Holdings Limited (“L.P”) is an equity investment of the Group. In 2021 and 2022, we entered into loan agreements with L.P. and agreed to provide loan to facilitate L.P.'s business operations. These loans carry a fixed rate of interest which approximated the market interest rate at the inception of the loans. As of December 31, 2021 and 2022, the amounts due from L.P. was RMB6.1 million and RMB6.6 million (US$1.0 million), respectively.

Shareholders Agreement

We entered into our amended and restated shareholders agreement on October 21, 2017 with our then-existing shareholders. The shareholders agreement provides for certain preferential rights, including board representation rights, right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights terminated upon the completion of our initial public offering. We have granted certain demand registration rigts, piggyback registration rights and F-3 registration rights to holders of our registrable securities. These registration rights ceased to be in effect after December 21, 2022, the fifth anniversary of our initial public offering.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

In September 2020, we and certain of our officers and directors were named as defendants in two putative federal securities class actions captioned In re LexinFintech Holdings, LTD Sec. Litig., No. 3:20-cv-01562-SI (U.S. District Court for the District of Oregon, First Amended Complaint filed on September 18, 2020) (the “Oregon Action”) and Ernesto Vela v. LexinFintech Holdings, Ltd. et al., No. 1:20-cv-12606 (U.S. District Court for the District of New Jersey, Complaint filed on September 11, 2020) (the “New Jersey Action). Both actions alleged that the defendants made misstatements and omissions regarding our business, operations and financial performance in violation of the Securities Act and the Exchange Act. On November 9, 2020, plaintiffs in the New Jersey Action voluntarily dismissed their complaint. In November 2021, the Court granted the Company’s motion to dismiss the complaint in the Oregon Action, and in December 2021, the parties filed a joint stipulation whereby Plaintiffs agreed to voluntarily dismiss their complaint. For risks and uncertainties relating to legal proceedings, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other legal proceedings and claims in the ordinary course of our business, which may be expensive to defend and may disrupt our business and operations.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. The PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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
may issue shares with no par value;
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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry, key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits, and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. In April 2021, the

Announcement on Income Tax Policies for “Software Enterprise Encouraged by the State” was released, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Assuming that we are the owner of the variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2022.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2022, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. Among other matters, if our market capitalization continues to decline, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification of certain income or assets as non-passive, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the nature and composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning the variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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
Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2022, we expected to receive approximately US$1.2 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the year ended December 31,
	2021		2022
Audit fees(1)	US	$2,630,602	US	$2,448,442
Tax fees(2)	US	$85,828	US	$142,812
Other service fees(3)	US	$308,285	US	$125,964

(1)
“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2021 and 2022, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)
“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(3)
“Other service fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor and other firms in the PwC Network, such as consulting services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 16, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$50 million of our ADSs or ordinary shares over the twelve-month period through March 16, 2023 (the "March 2022 Program"). The March 2022 Program was publicly announced on March 16, 2022.

On November 17, 2022, our board of directors authorized a new share repurchase program, under which we could purchase up to an additional US$20 million of our shares/ADSs over the next twelve-month period through November 17, 2023 (the "November 2022 Program"). The November 2022 Program was publicly announced on November 17, 2022.

As of March 31, 2023, we had repurchased a total of approximately 22 million ADSs under the March 2022 Program. The table below is a summary of the shares repurchased by us from March 16, 2022 to March 31, 2023. All shares were repurchased in the open market pursuant to the March 2022 Program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plan
March 16 to March 31, 2022	1,398,881	2.8594	1,398,881	46,000,004
April 1 to April 30, 2022	4,354,136	2.5262	4,354,136	35,000,461
May 1 to May 31, 2022	396,262	2.1030	396,262	34,167,129
June 1 to June 30, 2022	7,075,381	2.1017	7,075,381	19,296,728
July 1 to July 31, 2022	3,238,744	2.1301	3,238,744	12,397,896
August 1 to August 31, 2022	1,538,277	2.0160	1,538,277	9,296,732
September 1 to September 30, 2022	1,902,479	1.8464	1,902,479	5,783,993
October 1 to October 31, 2022	1,871,588	1.5876	1,871,588	2,812,657
November 1 to November 30, 2022	385,924	1.6033	385,924	2,193,900
December 1 to December 31, 2022	23,146	1.6983	23,146	2,154,592
As of March 31, 2023, we had yet to repurchase ADSs under the November 2022 Program.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, LexinFintech Holdings Ltd. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of LexinFintech Holdings Ltd. or any of the variable interest entities in China, (ii) the governmental entities in China does not have a controlling financial interest in our company or any of the variable interest entities, (iii) none of the members of the board of directors of our company or our operating entities, including the variable interest entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or the variable interest entities contains any charter of the Chinese Communist Party.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of LexinFintech Holdings Ltd., its subsidiaries and the consolidated affiliated entities are included at the end of this annual report.

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

(incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.34

English summary of Nanshan Land Usage Rights Purchase Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and the Planning and Natural Resources Administration of Shenzhen dated February 26, 2020 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.35

English translation of Exclusive Business Cooperation Agreement between Beihai Green Lemon Technology Co., Ltd. and Beihai Super Egg E-Commerce Co., Ltd. dated June 26, 2018 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2021)

4.36

English translation of Exclusive Option Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.37

English translation of Equity Pledge Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.38

English translation of Power of Attorney Agreement between Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.39

English translation of Loan Agreement among Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.40*†	Repurchase Agreement between the Registrant and PAGAC Lemongrass Holding I Limited dated March 13, 2023

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

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

* Filed herewith

** Furnished herewith

† Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEXINFINTECH HOLDINGS LTD.
		By:	/s/ Jay Wenjie Xiao
		Name:	Jay Wenjie Xiao
Date:	April 26, 2023	Title:	Chief Executive Officer and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for loan facilitation and servicing fees

As described in Note 2(l) to the consolidated financial statements, revenues from loan facilitation and servicing fees were RMB4,102 million for the year ended December 31, 2022. The Company has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees-performance based is recognized under “Tech-empowerment service income” at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee, the relative standalone selling prices, and the estimated variable considerations. These procedures also included, among others: (i) testing management’s process for developing the fair value of the financial guarantee, including testing the appropriateness and mathematical accuracy of the fair value calculation; (ii) testing the completeness, accuracy, and relevance of data used in the calculation; and (iii) evaluating the reasonableness of significant assumptions used by management related to: (a) the expected loss rates at loan inception and (b) the expected margins on cost of guarantee services. These procedures also included: (i) testing management’s process for developing the estimated standalone selling prices and determining variable considerations; (ii) evaluating the reasonableness of significant assumptions used by management related to: (a) the estimated cost of providing the services and the estimated margins, and (b) the expected loss rates of the underlying off-balance sheet loans. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s model and significant assumptions to determine the fair value of the financial guarantee at loan inception and the variable consideration of expected loss rates for underlying off-balance sheet loans.

Expected credit losses on financial assets and contingent guarantee liabilities

As described in Notes 2(g), 2(i), 3 and 4 to the consolidated financial statements, the Company has financial assets and financial guarantees provided for off-balance sheet loans that are subject to credit losses. The current expected credit losses (“CECL”) methodology also applies to the off-balance sheet credit exposures of financial guarantees not accounted for as derivatives. As of December 31, 2022, allowance for credit losses related to financing receivables, contract assets and service fees receivable, and guarantee receivables were RMB197 million, RMB206 million and RMB63 million, respectively; the contingent guarantee liabilities provided for off-balance sheet loans were RMB882 million. The lifetime expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of expected credit losses. These procedures also included, among others: (i) testing management’s process for estimating the expected credit losses, including evaluating the appropriateness of the models and methodology; (ii) testing the completeness and accuracy of data used in the models, including historical data and current data at the measurement date of the respective financial assets and contingent guarantee liabilities in estimating the expected loss rates at the date of the consolidated financial statements; and (iii) evaluating the reasonableness of significant assumptions used by management related to the default rates, the lifetime recovery and application of macroeconomic forecasts with the consideration of changes in future economics and market environment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

Fair value measurement of financial guarantee derivatives

As described in Note 2(k), 9 and 12 to the consolidated financial statements, guarantee derivative liabilities provided for off-balance sheet loans were RMB861 million as of December 31, 2022. Financial guarantee derivatives are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined by the Company based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of fair value of financial guarantee derivatives. These procedures also included, among others: (i) testing management’s process for estimating the fair value of the financial guarantee derivatives, including evaluating the appropriateness of the models and methodology; (ii) testing the completeness and accuracy of data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements; and (iii) evaluating the reasonableness of significant assumptions used by management related to the expected loss rates and margins on cost of guarantee services. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2023

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2,664,132	1,494,150	216,631
Restricted cash	1,305,435	1,267,512	183,772
Restricted term deposit	1,745,898	1,061,858	153,955
Short-term investments	—	270,000	39,146
Short-term financing receivables, net of allowance for credit losses of RMB308,708 and RMB184,187 as of December 31, 2021 and December 31, 2022, respectively	3,826,488	6,397,920	927,611
Short-term contract assets and receivables, net of allowance for credit losses of RMB208,267 and RMB216,850 as of December 31, 2021 and December 31, 2022, respectively	4,486,649	3,894,175	564,602
Deposits to insurance companies and guarantee companies	1,378,489	2,249,022	326,078
Prepayments and other current assets	1,194,120	1,086,952	157,593
Amounts due from related parties	6,337	6,602	957
Inventories, net	47,816	53,917	7,817
Total Current Assets	16,655,364	17,782,108	2,578,162
Non-current Assets
Restricted cash	149,247	168,521	24,433
Long-term financing receivables, net of allowance for credit losses of RMB19,523 and RMB13,220 as of December 31, 2021 and December 31, 2022, respectively	241,127	460,325	66,741
Long-term contract assets and receivables, net of allowance for credit losses of RMB39,034 and RMB52,742 as of December 31, 2021 and December 31, 2022, respectively	346,234	605,051	87,724
Property, equipment and software, net	195,330	284,593	41,262
Land use rights, net	966,067	931,667	135,079
Long‑term investments	469,064	348,376	50,510
Deferred tax assets	1,176,878	1,141,761	165,540
Other assets	826,883	1,048,301	151,989
Total Non-current Assets	4,370,830	4,988,595	723,278
TOTAL ASSETS	21,026,194	22,770,703	3,301,440

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB15,705 and RMB25,970 as of December 31, 2021 and December 31, 2022, respectively)	15,705	25,970	3,765
Amounts due to related parties(including amounts of the consolidated VIEs of RMB23,102 and RMB4,669 as of December 31, 2021 and December 31, 2022, respectively)	23,102	4,669	677
Short‑term borrowings(including amounts of the consolidated VIEs of RMB1,735,931 and RMB1,138,046 as of December 31, 2021 and December 31, 2022, respectively)	1,799,741	1,168,046	169,351
Short‑term funding debts (including amounts of the consolidated VIEs of RMB3,101,381 and RMB4,385,253 as of December 31, 2021 and December 31, 2022, respectively)	3,101,381	4,385,253	635,802
Deferred guarantee income (including amounts of the consolidated VIEs of RMB419,843 and RMB781,633 as of December 31, 2021 and December 31, 2022, respectively)	419,843	894,858	129,742
Contingent guarantee liabilities (including amounts of the consolidated VIEs of RMB928,840 and RMB770,495 as of December 31, 2021 and December 31, 2022, respectively)	928,840	882,107	127,893
Accruals and other current liabilities(including amounts of the consolidated VIEs of RMB3,393,092 and RMB2,550,969 as of December 31, 2021 and December 31, 2022, respectively)	3,898,508	3,057,469	443,291
Convertible notes	—	2,063,545	299,186
Total Current Liabilities	10,187,120	12,481,917	1,809,707

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			Note 2(e)
Non-current Liabilities
Long-term borrowings(including amounts of the consolidated VIEs of nil and RMB150,430 as of December 31, 2021 and December 31, 2022, respectively)	—	150,430	21,810
Long‑term funding debts (including amounts of the consolidated VIEs of RMB696,852 and RMB1,334,105 as of December 31, 2021 and December 31, 2022, respectively)	696,852	1,334,105	193,427
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB53,630 and RMB52,065 as of December 31, 2021 and December 31, 2022, respectively)	54,335	52,559	7,620
Convertible notes	1,882,689	—	—
Other long-term liabilities(including amounts of the consolidated VIEs of RMB92,256 and RMB65,788 as of December 31, 2021 and December 31, 2022, respectively)	137,389	102,941	14,925
Total Non-current Liabilities	2,771,265	1,640,035	237,782
TOTAL LIABILITIES	12,958,385	14,121,952	2,047,489
Shareholders’ equity:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 286,430,946 shares issued, 273,270,100 shares outstanding as of December 31, 2021; 1,889,352,801 shares authorized, 300,707,476 shares issued,245,264,614 shares outstanding as of December 31, 2022)	180	191	29
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 94,465,693 shares issued and outstanding as of December 31, 2021; 110,647,199 shares authorized,80,189,163 shares issued and outstanding as of December 31, 2022)	57	47	8
Treasury stock (nil and 44,369,636 shares as of December 31, 2021 and 2022, respectively)	—	(328,764)	(47,666)
Additional paid-in capital	2,918,993	3,081,254	446,740
Statutory reserves	901,322	1,022,592	148,262
Accumulated other comprehensive gain/(loss)	11,273	(20,842)	(3,022)
Retained earnings	4,195,791	4,894,273	709,600
Non-controlling interests	40,193	—	—
Total shareholders’ equity	8,067,809	8,648,751	1,253,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,026,194	22,770,703	3,301,440

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Credit facilitation service income	7,525,581	6,955,810	5,963,803	864,670
Loan facilitation and servicing fees-credit oriented	3,786,996	4,448,344	2,486,527	360,513
Guarantee income	2,319,693	774,544	1,453,180	210,691
Financing income	1,418,892	1,732,922	2,024,096	293,466
Tech-empowerment service income	2,186,746	2,762,995	1,845,943	267,637
Installment e-commerce platform service income (including commission fee from a related party of RMB2,087, RMB7,731 and RMB631 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,932,928	1,661,720	2,056,065	298,101
Total operating revenue	11,645,255	11,380,525	9,865,811	1,430,408
Operating cost
Cost of sales	(1,907,508)	(1,759,956)	(2,066,804)	(299,658)
Funding cost	(589,837)	(457,615)	(518,069)	(75,113)
Processing and servicing cost (including collection service fee from related parties of RMB28,645, RMB20,493 and RMB16,177 for the years ended December 31, 2020, 2021 and 2022, respectively)	(1,413,212)	(1,858,901)	(1,875,292)	(271,892)
Provision for financing receivables	(779,235)	(401,104)	(437,477)	(63,428)
Provision for contract assets and receivables	(441,805)	(531,237)	(465,188)	(67,446)
Provision for contingent guarantee liabilities	(2,880,590)	(622,438)	(1,468,265)	(212,878)
Total operating cost	(8,012,187)	(5,631,251)	(6,831,095)	(990,415)
Gross profit	3,633,068	5,749,274	3,034,716	439,993
Operating expenses：
Sales and marketing expenses	(1,274,402)	(1,658,904)	(1,685,438)	(244,366)
Research and development expenses	(474,265)	(549,286)	(583,260)	(84,565)
General and administrative expenses	(451,284)	(470,661)	(431,571)	(62,572)
Total operating expenses	(2,199,951)	(2,678,851)	(2,700,269)	(391,503)
Change in fair value of financial guarantee derivatives, net	(707,442)	(458,846)	613,873	89,003
Change in fair value of loans at fair value	(47,282)	111,762	108,508	15,732
Interest expense, net	(77,542)	(63,125)	(55,636)	(8,066)
Investment loss	(61,271)	(4,160)	(33,944)	(4,921)
Others, net	146,029	113,480	61,321	8,891
Income before income tax expense	685,609	2,769,534	1,028,569	149,129
Income tax expense	(90,629)	(435,418)	(202,640)	(29,380)
Net income	594,980	2,334,116	825,929	119,749
Less: net income attributable to non-controlling interests	—	193	6,177	896
Net income attributable to ordinary shareholders of the Company	594,980	2,333,923	819,752	118,853

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.63	6.33	2.36	0.34
Diluted	1.56	5.73	2.21	0.32

Net income per ADS attributable to ordinary shareholders of the Company
Basic	3.26	12.67	4.71	0.68
Diluted	3.13	11.46	4.41	0.64

Weighted average number of ordinary shares outstanding
Basic	364,733,164	368,460,867	348,048,245	348,048,245
Diluted	411,229,810	414,992,716	392,756,821	392,756,821

Share‑based compensation expenses included in:
Processing and servicing cost	11,391	9,968	5,179	751
Sales and marketing expenses	32,486	30,508	23,142	3,355
Research and development expenses	46,116	39,413	30,386	4,406
General and administrative expenses	108,832	107,995	97,613	14,153

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	594,980	2,334,116	825,929	119,749
Other comprehensive income
Foreign currency translation adjustments, net of tax	10,596	7,965	(32,115)	(4,656)
Total comprehensive income	605,576	2,342,081	793,814	115,093
Less: net income attributable to non-controlling interests	—	193	6,177	896
Total comprehensive income attributable to ordinary shareholders	605,576	2,341,888	787,637	114,197

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stock		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (loss)/income		Retained Earnings	Non-controlling interests	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2019	258,690,272	170	100,727,057	61	—	—	2,519,886	352,313	(7,288)		3,734,397	—	6,599,539
Cumulative effect of changes in accounting policies	—	—	—	—	—	—	—	—	—		(1,918,500)	—	(1,918,500)
Net income	—	—	—	—	—	—	—	—	—		594,980	—	594,980
Share-based compensation expenses	—	—	—	—	—	—	198,825	—	—		—	—	198,825
Exercise of share-based awards	4,666,656	3	—	—	—	—	5,295	—	—		—	—	5,298
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	4,000,000	3	(4,000,000)	(3)	—	—	—	—	—		—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	296,921	—		(296,921)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	10,596		—	—	10,596
Establishment of a partially held subsidiary	—	—	—	—	—	—	—	—	—		—	40,000	40,000
Balances at December 31, 2020	267,356,928	176	96,727,057	58	—	—	2,724,006	649,234	3,308		2,113,956	40,000	5,530,738
Net income	—	—	—	—	—	—	—	—	—		2,333,923	193	2,334,116
Share-based compensation expenses	—	—	—	—	—	—	187,884	—	—		-	—	187,884
Exercise of share-based awards	3,651,808	3	—	—	—	—	7,103	—	—		—	—	7,106
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	2,261,364	1	(2,261,364)	(1)	—	—	—	—	—		—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	252,088	—		(252,088)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	7,965		—	—	7,965
Balances at December 31, 2021	273,270,100	180	94,465,693	57	—	—	2,918,993	901,322	11,273		4,195,791	40,193	8,067,809
Net income	—	—	—	—	—	—	—	—	—		819,752	6,177	825,929
Share-based compensation expenses	—	—	—	—	—	—	156,320	—	—		—	—	156,320
Exercise of share-based awards	2,087,620	1	—	—	—	—	2,695	—	—		—	—	2,696
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	14,276,530	10	(14,276,530)	(10)	—	—	—	—	—		—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	121,270	—		(121,270)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	(32,115)		—	—	(32,115)
Treasury Repurchases	(44,369,636)	—	—	—	44,369,636	(328,764)	—	—	—	—	—	—	(328,764)
Transaction with non-controlling shareholders	—	—	—	—	—	—	3,246	—	—	—	—	(5,634)	(2,388)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	(40,736)	(40,736)
Balances at December 31, 2022	245,264,614	191	80,189,163	47	44,369,636	(328,764)	3,081,254	1,022,592	(20,842)		4,894,273	—	8,648,751
The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	594,980	2,334,116	825,929	119,749
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discounts	6,911	6,446	6,717	974
Share-based compensation expenses	198,825	187,884	156,320	22,664
Amortization of the right-of-use assets	53,860	54,552	53,199	7,713
Depreciation and amortization	53,433	90,751	94,941	13,765
Provision for financing and interest receivables	779,235	401,104	437,477	63,428
Provision for contract assets and receivables	441,805	531,237	465,188	67,446
Provision for contingent guarantee liabilities	2,880,590	622,438	1,468,265	212,878
Change in inventory provision	(394)	46	(468)	(68)
Change in fair value of financial guarantee derivatives, net	707,442	458,846	(613,873)	(89,003)
Change in fair value of loans at fair value	47,282	(111,762)	(108,508)	(15,732)
Deferred income tax	(503,520)	(396,257)	33,341	4,834
Investment-related impairment	69,156	—	36,930	5,354
(Gain)/loss on disposal of long-term investments	(8,553)	1,984	(7,067)	(1,025)
Fair value changes of long-term investments	(19,071)	—	—	—
Share of results of equity investees	9,032	3,967	4,081	592
Fair value changes of other assets	10,707	(1,791)	—	—
Foreign exchange gain	(85,245)	(12,666)	28,397	4,117
Gain on disposal of loans at fair value and financing receivables	—	(2,532)	—	—
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	260,470	205,551	(399,288)	(57,892)
Prepayments and other current assets	272,813	74,320	183,623	26,623
Deposits to insurance companies and guarantee companies	184,722	(312,208)	(870,533)	(126,216)
Amounts due from related parties	(941)	(5,396)	(265)	(38)
Contract assets and receivables	(750,504)	(180,564)	(128,116)	(18,575)
Other long-term liabilities	(177)	109,722	(34,448)	(4,994)
Inventories	60,005	(692)	(5,633)	(817)
Other assets	(74,898)	(140,492)	(276,182)	(40,043)
Accounts payable	(158,876)	(27,256)	12,759	1,850
Amounts due to related parties	(3,333)	1,408	(4,233)	(614)
Deferred guarantee income	(787,232)	(274,739)	475,015	68,871
Contingent guarantee liabilities	(3,566,157)	(1,432,385)	(1,514,998)	(219,654)
Other payable to Individual Investors	(618,749)	(56,365)	(5,560)	(806)
Land use rights (1)	(1,000,467)	—	—	—
Accruals and other current liabilities (1)	735,830	538,152	(214,166)	(31,052)
Net cash (used in)/ provided by operating activities	(211,019)	2,667,419	98,844	14,329
Cash flows from investing activities:
Cash proceed for disposal of loans at fair value and financing receivables	—	43,272	35,527	5,151
Cash paid on long-term investments	(97,200)	(38,657)	—	—
Proceeds from disposal of subsidiaries	—	—	43,956	6,373
Cash paid on acquisition of subsidiaries, net of cash acquired	—	—	7,958	1,154
Proceeds from disposal of investmenets and refund of prepayment on long-term investments	39,698	65,537	4,000	580
Purchases of property, equipment and software	(86,573)	(121,533)	(148,816)	(21,576)
Financing receivables originated and purchased (excluding receivables related to online direct sales)	(23,193,607)	(18,420,894)	(20,238,725)	(2,934,339)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	21,447,154	18,942,385	17,374,379	2,519,048
Investments in loans at fair value	(7,067,271)	(3,851,997)	(4,296,611)	(622,950)
Collection of loans at fair value	6,638,596	4,051,776	4,305,417	624,227
Placement of restricted term deposit and short-term investments	(1,831,869)	(2,467,239)	(1,260,246)	(182,718)
Withdrawal of restricted term deposit and short-term investments	2,014,643	2,504,282	1,764,124	255,774
Loans to third parties	—	(292,317)	—	—
Net cash (used in)/ provided by investing activities	(2,136,429)	414,615	(2,409,037)	(349,276)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from borrowings	2,003,977	2,304,068	1,384,530	200,738
Principal payments on borrowings	(2,154,605)	(2,331,390)	(1,868,010)	(270,836)
Proceeds from funding debts	20,546,221	18,221,528	19,836,846	2,876,072
Principal payments on funding debts	(19,210,552)	(19,980,864)	(17,929,921)	(2,599,594)
Repurchase of treasury stock	—	—	(326,942)	(47,402)
Proceeds from non-controlling shareholder	40,000	—	12,424	1,801
Exercise of share-based awards	7,970	7,124	2,742	398
Net cash provided by/(used in) financing activities	1,233,011	(1,779,534)	1,111,669	161,177
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(27,970)	(23,592)	9,893	1,434
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,142,407)	1,278,908	(1,188,631)	(172,336)
Cash, cash equivalents and restricted cash at beginning of the year	3,985,626	2,839,906	4,118,814	597,172
Including:
Cash and cash equivalents at beginning of the year	2,085,234	1,563,755	2,664,132	386,263
Restricted cash at beginning of the year	1,900,392	1,276,151	1,454,682	210,909
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	(3,313)	—	—	—
Cash, cash equivalents and restricted cash at end of the year	2,839,906	4,118,814	2,930,183	424,836
Including:
Cash and cash equivalents at the end of the year	1,563,755	2,664,132	1,494,150	216,631
Restricted cash at the end of the year	1,276,151	1,454,682	1,436,033	208,205
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings and convertible notes	120,125	96,837	80,411	11,658
Cash paid for income tax expense	300,232	522,915	614,404	89,080
Cash paid for land use rights (1)	516,000	516,000	—	—

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

LexinFintech Holdings Ltd. (“Lexin” or the “Company”), formerly known as Staging Finance Holding Ltd., was incorporated in the Cayman Islands on November 22, 2013. The Company is a holding company and conducts its business mainly through its subsidiaries, the consolidated variable interest entities (“VIEs”) and the subsidiaries of the consolidated VIEs (collectively referred to as the “Group”). The Group is engaged in matching consumers with credit needs to its financial institution partners through its proprietary platform (“Platform”), www.fenqile.com, and its mobile application (“APP”) to young generation consumers (“Borrowers”) in the People’s Republic of China (“PRC”).

The Group primarily finances the loans to Borrowers with proceeds from third-party commercial banks, consumer finance companies, our microcredit company and other licensed financial institutions (collectively “Institutional Funding Partners”). The Group also finances the loans through the establishment of consolidated trusts (“Trusts”) and issuance of asset-backed securitized debts.

As of December 31, 2022, the Company’s principal subsidiaries, the consolidated VIEs and subsidiaries of the consolidated VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services
The VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Beihai Super Egg E-Commerce Co., Ltd. (“Beihai Super Egg”)	May 31, 2018	Beihai, PRC	100%	Investment holding
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Beizhipiji Technology Co., Ltd. ("Beizhipiji")	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Dingsheng Computer”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Beihai Aurora Technology Co., Ltd. (“Beihai Aurora”)	June 19, 2018	Beihai, PRC	100%	Financial technology services
Beihai Lexin Information Technology Co., Ltd. (“Beihai Lexin Information”)	June 11, 2018	Beihai, PRC	100%	Financial technology services
Ganjiang New Area Mengtian Financing Guarantee Co., Ltd.	October 24, 2019	Ganjiang, PRC	100%	Financing guarantee services

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In November 2013, the Company was incorporated under the Laws of the Cayman Islands to be an offshore holding company for the Group. To comply with the PRC laws and regulations which prohibit or restrict foreign ownership of Internet content, the Company obtained control over Shenzhen Fenqile and Beijing Lejiaxin through Beijing Shijitong by entering into a series of contractual arrangements with Shenzhen Fenqile, Beijing Lejiaxin and their nominee shareholders in July 2014. As a result, Shenzhen Fenqile and Beijing Lejiaxin became the consolidated VIEs through the contractual arrangements. The nominee shareholders are defined as legal owners of an entity; however, the rights of the shareholders have been transferred to the Company through contractual arrangements.

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

Presentation updates

Starting from 2022, the Group report revenue streams in three categories - Credit facilitation service income, Tech-empowerment service income, and Installment e-commerce platform service income, to provide more relevant and updated information. The Group also revised the revenue presentation in comparative periods to conform to the current classification.

In providing Installment e-commerce platform service, the Group provide platform and services for merchants, shopping malls, and brands to conduct sales and marketing, for which the Group charge a service fee. Revenue earned from the online direct sales and services is recognized under “Installment e-commerce platform service income”, which was previously reported as “Online direct sales” and “Other services” within “Online direct sales and services income” before the change of presentation. Revenue earned from platform-based services, membership services and other services is reported as one combined financial statement line item under “Tech-empowerment service income.” The membership fees and other services revenue were previously reported as “Membership services” and “Other services” within “Online direct sales and services income” before the change of presentation. The revenue earned from credit-oriented services is recognized under Credit facilitation service income, which includes “Loan facilitation and servicing fees-credit oriented,” “Guarantee income” and “Financing income.” Financing income was previously reported as “Interest and financial services income and other revenues” before the change of presentation.

Starting from 2022, the Group updated the presentation of Consolidated Balance Sheets, to provide more relevant and clear information. The Group also revised the presentation in comparative periods to conform to the current classification. Accrued interest receivable is included in Short-term financing receivables.Guarantee receivables and Contract assets and service fees receivable are combined as Contract assets and receivables.
Prepaid expenses and other current assets and Loan at fair value are combined as Prepayments and other current assets.
Accrued interest payable and Accrued expenses and other current liabilities are combined as Accruals and other current liabilities.

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

VIE Companies (excluding the consolidated Trusts and asset-backed securitized debts as discussed in Note 2(f))

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(i)
Contractual agreements with the VIEs

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(ii)
Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries and can have assets transferred out of the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and the VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the consolidated VIEs amounting to RMB4,866 million as of December 31, 2022. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through the consolidated VIEs and the VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

	As of December 31,
	2021	2022
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	2,132,402	1,273,823
Restricted cash	1,423,233	718,675
Restricted term deposit and short-term investments	424,678	119,678
Financing receivables, net	4,014,102	6,756,760
Amounts due from Group companies (1)	58,050	106,977
Deposits to insurance companies and guarantee companies	1,378,489	2,214,771
Contract assets and receivables, net	4,661,403	4,151,340
Property, equipment and software, net	129,769	213,610
Land use rights, net and right of use assets	1,096,579	1,029,258
Long‑term investments	448,886	331,560
Other assets	2,928,359	2,919,516
TOTAL ASSETS	18,695,950	19,835,968
LIABILITIES
Amounts due to Group companies (1)	6,452,376	6,285,111
Borrowings	1,735,931	1,288,476
Funding debts	3,798,233	5,719,358
Deferred guarantee income	419,843	781,633
Contingent guarantee liabilities	928,840	770,495
Other liabilities	3,593,686	2,699,461
TOTAL LIABILITIES	16,928,909	17,544,534
Total equity attributable to owners of the company	1,726,848	2,291,434
Non-controlling interests	40,193	—
TOTAL SHAREHOLDERS’ EQUITY	1,767,041	2,291,434
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,695,950	19,835,968

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	11,579,992	11,091,978	9,297,734
Inter-group revenues (2)	449	11,429	329
Total Operating revenue	11,580,441	11,103,407	9,298,063
Operating cost:
Third-party costs	(7,959,095)	(5,520,994)	(6,484,657)
Inter-group costs(2)	(21,817)	(1,636)	(36)
Total operating cost	(7,980,912)	(5,522,630)	(6,484,693)
Gross profit	3,599,529	5,580,777	2,813,370
Operating expense:
Third-party expenses	(1,360,975)	(1,689,151)	(1,764,902)
Inter-group expenses(2)	(2,387,176)	(3,047,627)	(1,629,811)
Total operating expenses	(3,748,151)	(4,736,778)	(3,394,713)
Others	(798,733)	(369,200)	617,568
Income/(Loss) before income tax	(947,355)	474,799	36,225
Income tax (expenses)/benefits	131,242	(142,201)	(13,950)
Net income/(loss)	(816,113)	332,598	22,275
Less: net income attributable to non-controlling interests	—	193	6,177
Net income/(loss) attributable to ordinary shareholders of the Company	(816,113)	332,405	16,098

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Net cash used in operating activities	(1,750,611)	(298,268)	537,019
Net cash (used in)/provided by transactions with external parties	670,707	3,839,254	2,063,827
Net cash used in transactions with inter-group entities for technical service charges and others (3)	(2,421,318)	(4,137,522)	(1,526,808)
Net cash provided by/(used in) investing activities	(2,190,303)	622,696	(2,062,379)
Net cash provided by/(used in) transactions with external parties	(2,389,743)	472,228	(2,586,207)
Net cash (used in)/provided by funds to Group companies (4)	199,440	150,468	(61,831)
Transfer of Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to subsidiary (5)	—	—	585,659
Net cash provided by financing activities	3,720,373	656,269	(37,777)
Net cash provided by/(used in) transactions with external parties	1,203,610	(1,775,038)	1,469,679
Net cash provided by funds from Group companies (6)	2,516,763	2,431,307	(1,507,456)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(220,541)	980,697	(1,563,137)
Cash, cash equivalents and restricted cash at beginning of the year	2,797,805	2,574,938	3,555,635
Cumulative effect due to the adoption of ASC 326 (Note 2(e))	(2,326)	—	—
Cash, cash equivalents and restricted cash at end of the year	2,574,938	3,555,635	1,992,498

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
(3)
For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to WFOEs for technical service fees were RMB2,422 million, RMB4,140 million and RMB1,540 million, respectively. Cash received by the VIEs to WFOEs for the provision of goods and services were RMB0.7 million, RMB2.5 million and RMB13.0 million, respectively.
(4)
Net cash (used in)/provided by funds to Group companies represent the funds provided by the consolidated VIEs to WFOEs, and the collections from the WFOEs for the funds previously provided by the consolidated VIEs. The funds provided to/repayments received from Group companies are presented on a net basis in investing activities.
(5)
In 2022, the consolidated VIE, Shenzhen Fenqile Network Technology Co., Ltd., transferred all its equity interest in Shenzhen Lexin Financing Guarantee Co., Ltd to primary beneficiary of the VIEs, Shenzhen Lexin Software Technology Co., Ltd. The total consideration for the transfer of equity shares is RMB586 million.
(6)
Net cash (used in)/provided by funds from Group companies represent the funds provided by WFOEs to the consolidated VIEs. The funds received from/repayments made to Group companies are presented on a net basis in financing activities.

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

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2021 and 2022 were gain of RMB10.6 million, gain of RMB8.0 million and loss of RMB32.1 million respectively.

(e)
Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

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

Since December 2020, loans funded by the Individual Investors on Juzi Licai under the Old Model were nil.

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

Therefore, loans funded by the consolidated Trusts and asset-backed securitized debts remain at the Group and are recorded as “Financing receivables, net” on the Consolidated Balance Sheets. The proceeds received from third‑party investors of the consolidated Trusts and asset-backed securitized debts are recorded as “Funding Debts” (Note 2(h)). Cash received via consolidated Trusts that has not yet been distributed is recorded as “Restricted cash.”

Off‑balance sheet loans

(a)
Loans funded by certain Institutional Funding Partners such as third-party commercial banks or consumer finance companies

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(b)
Loans funded by the Individual Investors on Juzi Licai under the New Model (as defined hereinafter)

In late April 2018, the Group made some adjustments to its business model for new loans funded by the Individual Investors on Juzi Licai (the “New Model,” and the “Old Model” referred to the business model of Juzi Licai before such adjustments). Under the New Model, the Group’s roles included: (1) matching the borrowing requests from the Borrowers with the Individual Investors on Juzi Licai, (2) processing monthly repayment from the Borrowers according to the terms of the Underlying Loan Agreements through third-party custodian bank accounts, and (3) providing ongoing management services to the Individual Investors over the terms of respective Investment Programs.

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

The Company has ceased facilitating new loans with funding from individual investors on Juzi Licai since November 2019 and cleared the outstanding balance of loans invested by individual investors in December 2020. As of December 31, 2021 and 2022, loans funded by the Individual Investors on Juzi Licai and the balance of funds payable to Individual Investors were nil.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for any charge‑offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables. The Group recognizes financing income over the terms of the financing receivables using the effective interest rate method. Refer to Note 2(m) for details. For financing receivables initially generated from online sales with installment payment terms on the Group’s Platform or APP, if they are subsequently funded by on-balance sheet loans, the Group considers that the financing receivables are not settled or extinguished, and therefore continues to account for these financing receivables according to the installment payment terms. If the financing receivables are subsequently funded by off-balance sheet loans, the Group considers that these financing receivables are settled and extinguished with the proceeds from the off-balance sheet loans as facilitated by the Group.

Accrued interest income on financing receivables is calculated based on the contractual interest rate of the loan and recorded as financing income as earned. Financing receivables are placed on non‑accrual status upon reaching 90 days past due. When a financing receivable is placed on non‑accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

The Group considers a financing receivable to be delinquent when a monthly payment is one day past due. When the Group determines it is probable that it will be unable to collect unpaid principal amount on the receivable, the remaining unpaid principal balance is charged off against the allowance for credit losses. Generally, charge‑offs occur after the 180th day of delinquency. Financing income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing financing income. The Group does not resume accrual of interest after a loan has been placed on non-accrual status.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(g)
Allowance for credit losses

The Group mainly has the following types of financial assets that are subject to credit losses of the customers: financing receivables, contract assets and receivables.

Effective January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses. The lifetime expected credit losses are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

The Group’s CECL model and methodologies are based on the likelihood of customers defaulting (i.e., Probability of Default, or PD) and the resulting losses of customers’ defaults (i.e. Loss Given Default, or LGD) and Exposure at Default (“EAD”), or CECL=PD*LGD*EAD. The Group considers the PD with its historical information of customers’ payment behaviors and loan performance, and further adjusts for the impacts from observed industry experience. PDs are based on respective internal risk grades assigned to each of the customers by the Group. LGD is determined based on historical information of the extent of loss on a defaulted exposure. EAD is calculated based on the amounts the Group expected to be owed at the time of default, over the term of the loans. The Group also incorporates the forward-looking information in the CECL, taking into account a range of forecasts of macroeconomic conditions over the expected life of the loans. The macroeconomic factors used in model include variables that have historically been key drivers of increases and decreases in credit losses, such as Consumer Price Index and M2 (a measurement of broad money supply including cash and deposits, which is published by People's Bank of China on a routine basis). The expected life of each loan is determined based on the contractual term. The allowance for credit losses also includes management overlays which allow management to reflect the uncertain nature of economic forecasting and account for model imprecision and concentration risk.

The CECL methodology is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including financing receivables, contract assets and receivables of the Group. As a result upon initial adoption on January 1, 2020, the Group recognized the cumulative effect as a decrease of approximately RMB0.3 billion to the opening balances of retained earnings, and an increase of the corresponding amount to the credit allowance of financial assets measured at amortized cost, which is primarily driven by the longer estimated periods of underlying loans under the CECL lifetime methodology compared to incurred loss methodology before the adoption of the new standard.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the cumulative effect of the changes on the Group’s Consolidated Balance Sheet as of January 1, 2020 due to the adoption of ASC 326:

(RMB in thousands)	As of December 31, 2019		Adjustments due to the adoption of ASC 326		As of January 1, 2020
Assets
Cash and cash equivalents	2,085,234		(1,465)		2,083,769
Restricted cash	1,900,392		(1,848)		1,898,544
Restricted term deposit	1,966,643		(1,921)		1,964,722
Financing receivables, net	4,411,488		(229,661)		4,181,827
Accrued interest receivable, net	54,284		(1,681)		52,603
Guarantee receivables, net	1,464,977		(40,388)		1,424,589
Prepaid expenses and other current assets	1,324,924		(12,077)		1,312,847
Deposits to insurance companies and guarantee companies	1,251,003		(3,060)		1,247,943
Contract assets and service fees receivable, net	3,454,851		(26,045)		3,428,806
Other assets	454,421		(2,466)		451,955
Long-term investments	511,605		(3,588)		508,017
Liabilities
Guarantee liabilities(1)	(1,726,368)	(2)	1,726,368		—
Deferred guarantee income(1)	—		(1,481,814)	(2)	(1,481,814)
Contingent guarantee liabilities(1)	—		(2,214,128)	(2)	(2,214,128)
Total impact to allowance for credit losses			(2,293,774)
Deferred tax assets	157,138		78,803		235,941
Deferred tax liabilities	(309,646)		296,471		(13,175)
Total retained earnings impact			(1,918,500)

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

(i)
Guarantee receivables and liabilities

For the off-balance sheet loans funded by certain Institutional Funding Partners, the Group provides deposits and replenish such deposits from time to time to the Institutional funding partners by directly compensating them for principal

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

After the adoption of ASC 326, the estimated fair value of the guarantee liabilities at inception of the loans continues to be determined based on a discounted cash flow model, but with reference to estimates of expected loss rates using CECL lifetime methodology. Subsequent to initial recognition, the guarantee liabilities continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk over the terms of the underlying loans, as “Guarantee income” on the Consolidated Statements of Operations.

The expected credit losses of the guarantee (the contingent aspect recorded as “Contingent guarantee liabilities”) are accounted for in addition to and separately from the guarantee liability (the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460. The contingent guarantee liabilities are determined using CECL lifetime methodology, compared to incurred loss methodology before the adoption, and recognized in full amount at loan inceptions. At each reporting date, the Group measures the contingent guarantee liabilities of the underlying loans, on a portfolio basis, and the relevant credit losses of guarantee are recorded as “Provision for contingent guarantee liabilities” on the Consolidated Statements of Operations.

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2020, 2021 and 2022 after the adoption of ASC 326:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022
		(RMB in thousands)
Opening balances	-	694,582	419,843
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	1,481,814	-	-
Fair value of deferred guarantee income at inception of new loans	1,532,461	499,805	1,928,195
Release of deferred guarantee income	(2,319,693)	(774,544)	(1,453,180)
Ending balances	694,582	419,843	894,858

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the activities of the Group’s obligations associated with the contingent guarantee liabilities for the year ended December 31, 2020, 2021 and 2022 after the adoption of ASC 326:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022
		(RMB in thousands)
Opening balances	—	1,738,787	928,840
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	2,214,128	—	—
Provision for contingent liabilities of guarantee	2,880,590	622,438	1,468,265
Net cash payout	(3,355,931)	(1,432,385)	(1,514,998)
Ending balances	1,738,787	928,840	882,107

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(j)
Loans at fair value

From time to time, the Group acquires the installment of loans when they are one day past due, or purchases the entire loans with certain monthly repayments that are past due over certain days consecutively or cumulatively, from certain funding partners, according to the relevant cooperation agreements with respective funding partners.

For those loans the Group acquired or purchased from the relevant funding partners, the Group accounts for them using fair value option pursuant to ASC 825, Financial Instruments, and records them on the Consolidated Balance Sheets as “Loans at fair value.”

As the loans acquired or purchased are not traded in an active market with readily observable prices, the Group estimates the fair value of loans acquired or purchased from funding partners using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of estimated future credit recoveries of the loans upon acquisition or purchase. Changes in fair value of loans are reported net and recorded in “Change in fair value of loans at fair value” on the Consolidated Statements of Operations.

(k)
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

(l)
Revenue recognition

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group considered relevant accounting guidance and concluded that arrangements for its on-balance sheet loans and guarantee services provided for its off-balance sheet loans are out of scope of ASC 606, Revenue from Contracts with Customers. Therefore, “Financing income” and “Guarantee income” included in “Credit facilitation service income” on the Consolidated Statements of Operations should be accounted for in accordance with ASC 310, Receivables and ASC 460, Guarantees, respectively. Other revenue streams are accounted for in accordance with ASC 606.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services, net of value-added tax. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. For considerations with original payment terms greater than 12 months, the Group determines a significant financing component exists in the arrangements. The discount rate, which reflects the credit risk of the customers, is used in adjusting the consideration at inception for revenue recognition. Interest income resulting from a significant financing component is recorded as “Financing income” on the Group’s Consolidated Statements of Operations.

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Installment e-commerce platform service income
Installment e-commerce platform service income	1,900,835	1,661,156	1,997,838
Other services	32,093	564	58,227
Total installment e-commerce platform service income	1,932,928	1,661,720	2,056,065
Credit facilitation service income
Loan facilitation and matching servicing fees-credit oriented	2,628,941	3,120,892	1,404,507
Post-origination servicing fees-credit oriented	1,087,567	1,327,452	1,082,020
Investment Program management service fees-credit oriented	70,488	—	—
Total credit facilitation service income	3,786,996	4,448,344	2,486,527
Tech-empowerment service income
Loan facilitation and matching servicing fees- performance based	1,656,998	1,727,794	935,234
Post-origination servicing fees- performance based	273,837	561,658	427,404
Loan facilitation and servicing fees- volume based	106,007	279,902	252,460
Membership services	113,107	107,901	82,256
Other services	36,797	85,740	148,589
Total tech-empowerment service income	2,186,746	2,762,995	1,845,943
Total revenue from loan facilitation and servicing fees	5,823,838	7,017,698	4,101,625
Total operating revenue within the scope of ASC 606	7,906,670	8,873,059	6,388,535

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Revenues recognized at point-in-time	6,361,671	6,876,048	4,796,855
Revenues recognized over time	1,544,999	1,997,011	1,591,680
Total operating revenue within scope of ASC 606	7,906,670	8,873,059	6,388,535

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group’s revenue recognition policies under ASC 606 are as follows:

Installment e-commerce platform service

Online direct sales

The Group engages in the online direct sales of electronic products, and to a lesser extent, home appliance products and general merchandise products with installment payment terms mainly through its retail website www.fenqile.com and its APP.

The income from online direct sales is recognized at point-in-time when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. For arrangements where the Group controls the goods or services before they are transferred to the customers as a principal, as it is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has discretion in establishing prices, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis. The goods or services are generally sold with a right of return, which is accounted for as variable consideration when determining the amount of revenue to recognize. Return allowances are estimated based on historical experiences and insignificant for all of the periods presented.

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

Other services

The Group also operates an online marketplace that enable third party sellers to sell their products to customers with installment payment terms. The Group charges the third party sellers a fixed rate commission fee based on the sales amount for the services rendered. Revenues are recognized at point-in-time when the underlying transactions are completed, i.e., upon acceptance of the underlying goods or services by the Borrowers. In accordance with ASC 606-10-55-39, the Group recognizes the commission fees as revenues from the third party sellers on a net basis, as the Group is acting as an agent and does not have general inventory risk or does not have discretion to establish prices. For these transactions whereby the Group pays to the third party sellers on behalf of the Borrowers, the Group generates financing receivables due from the Borrowers, which may be subsequently funded with the proceeds from on- or off-balance sheet loans as discussed in Note 2(f).

Credit facilitation service and tech-empowerment service income

Loan facilitation and servicing fees

With respect to the off‑balance sheet loans, the Group does not record financing receivables arising from these loans nor funding debts to the funding partners. The Group earns loan facilitation and servicing fees and records them under “Credit facilitation service income,” “Tech-empowerment service income” based on respective arrangements, as applicable.

Revenues from loan facilitation and matching and post-origination services-overall

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

For the off-balance sheet loans funded by certain Institutional Funding Partners, where the Group also provides guarantee services, revenue from loan facilitation and matching and post-origination services under this business model is recorded as “Loan facilitation and servicing fees-credit oriented” and “Post-origination servicing fees-credit oriented” respectively under “Credit facilitation service income.” Revenue from guarantee services is recorded as “Guarantee income” under ASC 460 (Note 2(f)) under Credit facilitation service income.

For the off-balance sheet loans funded by certain other Institutional Funding Partners, where the Group does not provide guarantee services and takes no credit risks of Borrowers in respect of principal and interests due to the lenders, the Group charges the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans. Revenue from loan facilitation and matching and post-origination services under this business model is recorded as “Loan facilitation and matching service fees-performance based” and “Post-origination service fees-performance based” under “Tech-empowerment service income.”

The Group refer users on our platform for whom the group may temporarily not in an appropriate position to provide services to other third-party online lending platforms and charges a referral fee based on the loan origination volume, cost per-click or other criteria. Revenue from loan facilitation and matching under this business model is recognized as “Loan facilitation and servicing fees-volume based” under “Tech-empowerment service income” upon loan origination, each click or other performance obligation is satisfied.

Revenues from Investment Program management services

The Group provides ongoing management services to the individual investors pursuant to the investment programs on Juzi Licai, including (i) initial matching of the investment funds from the Individual Investors and (ii) continuous re-matching of the monthly repayment from the Borrowers with any new borrowing requests to generate investment returns for the Individual Investors over the terms of the Investment Programs.

The customers (i.e. the Individual Investors) simultaneously receive and consume the benefits provided by the Group’s performance throughout the terms of the Investment Programs. The Group concludes that the ongoing management services is a distinct service being provided over the time in accordance with ASC 606, therefore the revenues from Investment Program management services are recognized under “Credit-oriented services income” over the terms of the Investment Programs, using a straight-line method. The Group considers the options to the Individual Investors to renew the contract term of Investment Programs to purchase additional future services with a lower service fee rate, if any, as a material right to customers therefore is a separate performance obligation. The transaction price allocated to such options are deferred to be recognized as revenues when the relevant future services are transferred or when the options expire. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price of each of the

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

services being provided to customers. The Group determines the relative standalone selling price of such options primarily based on historical data of the discounts that the customers obtain from exercising such options.

Membership services

The Group offers membership packages to the subscribing members with access to benefits of sales of products and services on the Group’s Platform and APP that represent a single stand-ready obligation, in exchange for upfront premium membership fees. The receipt of premium membership fees is initially recorded as “Deferred service fees” included in “Accruals and other current liabilities” and membership fees are recognized ratably over the terms of the membership packages as the Group’s performance obligation is satisfied over time under “Tech-empowerment service income.”

Other services under tech-empowerment service income

The Group also engages in other business, which consists primarily of fintech upgrade model and other technical consulting services. Revenues generated by the Group from these businesses are recorded under “Tech-empowerment service income” when performance obligation is satisfied.

Financing income

The Group generates financing income from its financing receivables, which comprises of interest income and others.

Interest income is recognized over the terms of financing receivables using the effective interest method. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Borrowers as well as the relatively small amount of each individual financing receivable, the Group determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” on the Consolidated Statements of Operations. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest or principal.

Other revenues include fees collected for prepayment and late payment for on‑balance sheet loans, which are calculated as certain percentages of interest over the prepaid principal loan amount in case of prepayment or certain percentages of past due amounts in case of late payment.

Customer incentives

In order to incentivize the individual customers to use the Platform and APP, the Group primarily provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future installment repayment. Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB196 million, RMB200 million and RMB122 million for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB17.1 million, RMB27.3 million, and 11.9 million were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2020, 2021, and 2022, respectively.

Contract balances

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from loan facilitation and matching services and Investment Program management services exceeds the amount billed to customers following the predetermined payment schedules at inception of the loans. The Group does not have an unconditional right to such exceeding amount. Service fees receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and receivables. An impairment loss, if any, is recorded as “Provision for contract assets and receivables” on the Consolidated Statements of Operations.

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accruals and other current liabilities” on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB52.0 million and RMB26.7 million for the years ended December 31, 2021 and 2022, respectively.

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

As of December 31, 2021 and 2022, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB903 million and RMB312 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(m)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2021 and 2022, the Group did not have any cash equivalents.

(n)
Restricted cash

Restricted cash mainly represents: (i) cash received from the Borrowers but not yet been repaid to the funding partners or received from the funding partners but not yet been distributed to the Borrowers which is not available to fund the general liquidity needs of the Group; and (ii) security deposits set aside for partnering commercial banks in case of Borrowers’ defaults; and (iii) cash received via consolidated trust and ABS that has not been distributed.

(o)
Restricted term deposit and short-term investments

Restricted term deposit include (i) time deposits securing the Group’s borrowings from financial institutions, and (ii) time deposits placed with and set aside for partnering commercial banks as Institutional Funding Partners in case of Borrowers' defaults.

Short-term investments represent bank time deposits and structured deposit which are certain deposits with variable interest rates and principal guaranteed with certain financial institutions. Their original maturities are of greater than three months but less than one year. In accordance with ASC 825, Financial Instruments, for structured deposit with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected by the market value of the investment.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(p)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving average cost method for the years ended December 31, 2021 and 2022. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2021 and 2022, all inventory balances were products available for sale.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace, with revenue from the related commission fee recognized under “Installment e-commerce platform service income. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

(q)
Long-term investments

The Group’s long-term investments consist of equity investments in privately held companies accounted for using the measurement alternative, equity investments accounted for using the equity method and a debt investment in forms of a loan.

Equity investments accounted for using the measurement alternative

The Group measures long-term equity investments, other than equity method investments, at fair value through earnings. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The Group makes reasonable efforts to identify price changes that are known or that can reasonably be known. The Group also makes a qualitative assessment of whether these investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group has to recognize an impairment loss equal to the difference between the carrying value and fair value under “Investment loss” on its Consolidated Statements of Operations.

Equity investments accounted for using the equity method

The Group applies the equity method of accounting to account for its equity investments, according to ASC 323 Investment-Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records the investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investments on the Consolidated Balance Sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee's net income or loss into earnings and cash distributions from investees, if any, after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings under “Investment-related impairment” when the decline in value is determined to be other-than-temporary.

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

(r)
Property, equipment and software, net

Property, equipment and software, net are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization is computed using the straight‑line method over the estimated useful lives of the assets. Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use. Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected under “Others, net” on its Consolidated Statements of Operations. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computers and equipment	3 years
Furniture and fixtures	4 ‑ 5 years
Leasehold improvement	Over the shorter of the expected life of leasehold improvement or the lease term
Software	3 ‑ 10 years

(s)
Land use rights, net

Land use rights represent the land use rights obtained for the purpose of constructing offices, which was amortized on a straight-line basis over the term of the land use right period, approximately 30 years.

(t)
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

(u)
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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Fair value measurements on a recurring basis

The carrying amount of cash and cash equivalents, restricted cash, amounts due from related parties, accounts payable, and amounts due to related parties approximates fair value because of their short‑term nature. Financing receivables are measured at amortized cost. Funding debts and accrued interest payable are carried at amortized cost. The carrying amount of the financing receivables, funding debts, and accrued interest payable approximates their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

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

The Group’s restricted term deposit and short-term investments are measured at fair value. The fair value is determined based on the prevailing interest rates for similar products in the market (Level 2).

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

(v)
Cost of sales

Cost of sales consists of purchase price of the products, shipping charges and handling costs, as well as write‑downs of inventory. Shipping charges to receive products from suppliers are included in the inventories, and recognized as cost of sales upon sale of the products to customers. For each of the periods presented, write‑downs of inventory were insignificant.

(w)
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

(x)
Processing and servicing cost

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Processing and servicing cost consists primarily of vendor costs related to credit assessment, customer and system support, payment processing services and collection services associated with originating, facilitating and servicing the loans.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(y)
Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2020, 2021 and 2022, advertising costs totaled RMB791 million, RMB1,000 million and RMB900 million, respectively.

(z)
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

(aa)
General and administrative expenses

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(bb)
Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842). Under ASC Topic 842(leases), the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

The Group leases certain office premises under non‑cancelable leases, which expire at various dates through August 2026. As of December 31, 2022, the Group’s operating leases had a weighted average remaining lease term of 3.4 years and a weighted average discount rate of 4.91%.

Future minimum lease payments under non‑cancelable operating leases agreements are as follows:

For the Year ended December 31, 2022
RMB in thousands
2022	52,093
2023	43,473
2024	42,772
2025 and thereafter	29,326
Total future lease payments	167,664
Impact of discounting remaining lease payments	(13,976)
Total lease liabilities	153,688
- Short-term portion	50,747
- Long-term portion	102,941

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Operating lease cost for the years ended December 31, 2020, 2021 and 2022 was RMB57.9 million, RMB59.7 million and RMB53.2 million, respectively, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the years ended December 31, 2020, 2021 and 2022 was RMB3.9 million, RMB6.4 million and RMB13.1 million, respectively. Supplemental cash flow information related to operating leases was as follows:

For the Year ended December 31, 2022
RMB in thousands
Cash payments for operating leases	56,347
Right-of-use assets obtained in exchange for operating lease liabilities	15,535

(cc)
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

Stock options and restricted share units granted generally vest over four years.

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

(dd)
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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(gg)
Segment reporting

The Group engages primarily in online direct sales services and online consumer finance services for its customers in the PRC. The Group does not distinguish between markets or business lines for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between business lines in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one segment. As most of the Group’s long lived assets are all located in the PRC and all the Group’s revenues are derived from the PRC, no geographical segments are presented.

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

For the years ended December 31, 2020, 2021 and 2022, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB297 million and RMB252 million and RMB121 million respectively.

(ii)
Significant risks and uncertainties

Foreign currency risk

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments denominated in RMB that are subject to such government controls amounted to RMB5,119.0 million and RMB3,158.5 million as of December 31, 2021 and December 31, 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Operation and compliance risk

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, effective October 1, 2017. In October 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval. Otherwise, the penalties set forth in the Financing Guarantee Regulations may be imposed by the regulatory authorities, and the Group’s existing business shall be properly settled.

Due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. The Group provided various investor protection measures to Institutional Funding Partners through different kinds of arrangements, including direct deposits, and back-to-back guarantees to the insurance companies and guarantee companies. It is uncertain whether these or certain of these arrangements would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form. If such arrangements were deemed to be in violation of any applicable laws and regulations, the Group could be subject to penalties and/or be required to change its current business model, and as a result, the Group’s business, financial condition, and results of operations would be materially and adversely affected.

In an effort to ensure compliance with applicable laws and regulations, the Group has currently conducted part of the investor protection measures through its own financial guarantee companies, which are qualified to provide financing guarantee services. The Group is continuously making efforts to adjust its business model and practice to mitigate the relevant compliance risk.

Concentration of credit risk

Credit risk is one of the most significant risks for the Group’s loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted term deposit and short-term investments, prepayments and other current assets, guarantee receivables, service fees receivable and contract assets, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted term deposit and short-term investments at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2022, approximately 98% of the Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in financial institutions outside the PRC. Financing receivables, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any of the periods presented. There were no financing receivables or contract assets and receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables and contract assets and receivables as of December 31, 2021 and 2022, respectively.

There were three, two and nil inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2020, 2021 and 2022, respectively. Three and four suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2021 and 2022, respectively, as follows:

	As of December 31,
	2021		2022
Inventory supplier A	*	—	28.9%
Inventory supplier B	16.6%	—	23.4%
Inventory supplier C	*	—	17.5%
Inventory supplier D	-		11.6%
Inventory supplier E	16.6%		-
Inventory supplier F	11.9%		*

* Less than 10%.

There was one funding partner, including Individual Investor or Institutional Funding Partner, that accounted for more than 10% of the Group’s total funding cost for the years ended December 31, 2020. There was two Institutional Funding Partners that accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2021 and 2022. Institutional Funding Partners accounted for more than 10% of the Group’s funding debts as of December 31, 2021 and 2022 respectively as follows:

	As of December 31,
	2021	2022
Institutional Funding Partner A	16.3%	16.9%
Institutional Funding Partner B	23.0%	*
Institutional Funding Partner C	*	16.5%

* Less than 10%.

There was one and no Institutional Funding Partner that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2021 and 2022.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2021, two guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies. As of December 31, 2022, one guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies.

	As of December 31,
	2021	2022
Guarantee Company A	*	23.4%
Guarantee Company B	16.8%	*
Guarantee Company C	16.4%	*

* Less than 10%.

Impact of COVID-19

The COVID-19 pandemic has adversely impacted overall economic conditions in China. The business and operations of the Group in early 2020 were adversely affected, including but not limited to negative impact to the growth of loan originations and operating revenues, and additional credit losses for receivables and financial guarantees caused by increased credit risk. The pandemic also resulted in the impairment to the Group’s long-term investments due to the lower-than-expected financial performance. Starting from the fourth quarter of 2020, a few waves of COVID-19 infections emerged in various regions of China in late 2021 and early 2022. As China began to adjust its COVID-19 prevention and control measures at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. The extent to which COVID-19 impacts our business and the related financial impact will depend on future developments of the COVID-19 pandemic, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and difficult to predict.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets and revenue recognition. China began to modify its zero-COVID policy at the end of 2022. There is uncertainty around whether the impact of COVID-19 will lead to a prolonged downturn in the economy and the possibility of adverse effects on the Group’s business. The Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.
(jj)
Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the exception. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption was permitted, but no earlier than fiscal year beginning after December 15, 2020, including interim periods within that fiscal year. The Group adopted this new standard effective January 1, 2022 with no material impact on its consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group adopted this new standard effective January 1, 2022 with no material impact on its consolidated financial statements.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently in the process of evaluating the impact of the new guidance on its consolidated financial statements.

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2021 and 2022 consisted of the followings:

	As of December 31,
	2021	2022
	(RMB in thousands)
Short-term:
Short-term financing receivables	4,080,316	6,478,949
Accrued interest receivable	54,880	103,158
Allowance for credit losses	(308,708)	(184,187)
Total short-term financing receivables, net	3,826,488	6,397,920
Long-term:
Long-term financing receivables	260,650	473,545
Allowance for credit losses	(19,523)	(13,220)
Total long-term financing receivables, net	241,127	460,325

These balances represent short‑term and long‑term financing receivables generated from loans transacted on the Group’s Platform and APP with an original term generally up to three years and do not have collateral.

As of December 31, 2021 and 2022, loans that were charged-off in accordance with the Group’s standard charge-off policy were RMB3,594 million and RMB4,162 million, respectively. The Group determined it was probable that the Group will be unable to collect the unpaid principal amounts on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	(RMB in thousands)
Due in months
0 - 12	4,080,316	6,478,949
13 - 24	229,900	370,652
25 - 36	22,615	59,217
Thereafter	8,135	43,676
Total financing receivables (excluding accrued interest receivable)	4,340,966	6,952,494

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The activities in the allowance for credit losses of financing receivables for the years ended December 31, 2020, 2021 and 2022, respectively, consisted of the following:

	For the year ended December 31,
	2020	2021	2022
	(RMB in thousands)
Beginning balances	(373,545)	(529,162)	(328,231)
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	(229,661)	—	—
Provision for credit losses	(779,235)	(401,104)	(437,477)
Charge-offs	1,078,705	912,260	791,046
Recoveries from prior charge-offs	(225,426)	(310,225)	(222,745)
Ending balances	(529,162)	(328,231)	(197,407)

Aging analysis of past due financing receivables as of December 31, 2021 and 2022 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
December 31, 2021	139,503	39,346	29,103	76,694	—	284,646	4,056,320	4,340,966
December 31, 2022	151,784	98,289	81,652	209,738	—	541,463	6,411,031	6,952,494

Financing receivables amounting to RMB76.7 million and RMB210 million as of December 31, 2021 and 2022, respectively, were in non‑accrual status. Financing income for non‑accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing financing income. For the years ended December 31, 2020, 2021 and 2022, interest and late payment fees earned from non‑accrual financing receivables were RMB78.8 million, RMB136 million and RMB107 million, respectively.

As of December 31, 2021 and 2022, financing receivables amounting to RMB1,193 million and RMB734 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 10).

Credit Quality Indicators

The following table provides information on delinquency, which is the primary credit quality indicator for financing receivables. The amortized cost of loans was presented by year of origination for five origination years and beyond, as of December 31, 2022:

	Loans originated in
RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
2018 and before	—	—	—	—	—	—	—	—
2019	4	7	7	70	—	88	12	100
2020	292	131	145	500	—	1,068	13,083	14,151
2021	5,143	3,475	3,607	17,413	—	29,638	148,911	178,549
2022	146,345	94,676	77,893	191,755	—	510,669	6,249,025	6,759,694
Total	151,784	98,289	81,652	209,738	—	541,463	6,411,031	6,952,494

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. CONTRACT ASSETS AND RECEIVABLES, NET

The following table provides information about the Group’s contract assets and receivables and guarantee receivables with its customers:

	As of December 31,
	2021	2022
	(RMB in thousands)
Short-term:
Contract assets	3,121,477	2,507,733
Allowance for credit losses of contract assets	(79,375)	(97,712)
Contract assets, net	3,042,102	2,410,021
Service fees receivable	1,008,484	631,641
Allowance for credit losses of service fees receivable	(107,886)	(68,292)
Service fees receivable, net	900,598	563,349
Guarantee receivables	564,955	971,651
Allowance for credit losses of guarantee receivables	(21,006)	(50,846)
Guarantee receivables, net	543,949	920,805
Long-term:
Contract assets	279,645	422,307
Allowance for credit losses of contract assets	(34,973)	(40,248)
Contract assets, net	244,672	382,059
Guarantee receivables	105,623	235,486
Allowance for credit losses of guarantee receivables	(4,061)	(12,494)
Guarantee receivables, net	101,562	222,992

The activities in the allowance for credit losses of contract assets and receivables for the years ended December 31, 2020, 2021 and 2022, respectively, consisted of the following:

	For the Year Ended December 31,
	2020	2021	2022
		(RMB in thousands)
Beginning balances	(148,322)	(160,342)	(247,301)
Cumulative effect due to the adoption of ASC 326 (Note 2(g))	(66,433)	—	—
Provisions	(441,805)	(531,237)	(461,774)
Charge-offs	529,380	523,613	561,988
Recoveries from prior charge-offs	(33,162)	(79,335)	(122,505)
Ending balances	(160,342)	(247,301)	(269,592)

As of December 31, 2021 and 2022, the balance of contract assets and receivables past due were RMB412 million and RMB257 million, respectively. 86% of contract assets and receivables balance as of December 31, 2022 were originated in 2022.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2021	2022
	(RMB in thousands)
Receivables from third-party payment service providers (i)	628,611	377,928
Deposits to Institutional Funding Partners (ii)	208,409	212,199
Prepayment to inventory suppliers	33,976	55,958
Prepaid input value-added tax	20,504	37,089
Staff advances	8,071	8,344
Rental deposits and other current assets	41,579	42,762
Loans at fair value(iii)	252,970	352,672
Total prepayments and other current assets	1,194,120	1,086,952

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
(iii)
The Group elected the fair value option for the loans acquired or purchased from the relevant funding partners starting from the second quarter of 2020. As described in Note 2(j), the Group uses significant unobservable inputs to measure the fair value of these loans.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2021	2022
	(RMB in thousands)
Computers and equipment	163,057	204,314
Furniture and fixtures	18,979	19,311
Leasehold improvement	61,577	66,618
Software	83,518	93,309
Construction in progress	59,441	149,777
Total property, equipment and software	386,572	533,329
Accumulated depreciation and amortization	(191,242)	(248,736)
Total property, equipment and software, net	195,330	284,593

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2010, 2021 and 2022 were RMB53.4 million, RMB56.4 million and RMB60.5 million, respectively.

7. LAND USE RIGHTS, NET

	2021	2022
	(RMB in thousands)
Gross carrying amount	1,032,000	1,032,000
Accumulated amortization	(65,933)	(100,333)
Impairment	—	—
Net carrying amount	966,067	931,667

Land use rights represent the land use rights acquired for the purpose of constructing offices. In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion, which is being amortized on a straight-line basis over the term of the land use right period, approximately 30 years. The Group has made the first installment payment of RMB516.0 million in February 2020, and the second installment payment of RMB516.0 million in February 2021. Amortization expense related to land use rights for the year ended December 31, 2021 and 2022 were both RMB34.4 million. The land use rights were pledged for the long-term borrowing of the Group. Refer to Note 11. Borrowings.

As of December 31, 2022, amortization expenses for future periods are estimated to be as follows:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2022
(RMB in thousands)
2023	34,400
2024	34,400
2025	34,400
2026	34,400
2027	34,400
Thereafter	759,667
Total expected amortization expenses	931,667

8. LONG‑TERM INVESTMENTS

Equity investments

Equity investments accounted for using the measurement alternative

The Group's equity investments that do not have readily determinable fair value are accounted for using the measurement alternative. As of December 31, 2021 and 2022, the carrying value of the Group’s equity investments accounted for using the measurement alternative was RMB213 million and RMB213 million, respectively.

For the year ended 2020, the Group recorded RMB19.1 million of unrealized upward adjustment of fair value of equity investment respectively, for the observable price changes in orderly transactions for the identical or similar investment of the same issuer. In 2021, the Group disposed the shares held in a company in India and realized all the previous upward adjustment. The Cumulative unrealized upward adjustments of fair value of equity investments as of December 31, 2021 and 2022 was nil.

In 2020, the Group recognized RMB69.2 million impairment related to investments without readily determinable fair value due to the lower-than-expected financial performance, and no other downward adjustment was related to investments without readily determinable fair value. In 2021 and 2022, no impairment charges was recorded related to investments without readily determinable fair value. As of December 31, 2022, the cumulative impairment charges to the equity investment accounted for using the measurement alternative method was RMB84.4 million.

The following table summarizes the movement of the carrying value of the Group’s equity investments accounted for using the measurement alternative for the year ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	(RMB in thousands)
Long-term investment at the beginning of the year	344,362	264,151	212,700
Addition	—	16,700	—
Disposal	(23,310)	(67,475)	—
Unrealized upward adjustments	19,059	—	—
Impairment	(69,156)	—	—
Foreign currency translation adjustments	(6,804)	(676)	—
Long-term investment at the end of the year	264,151	212,700	212,700

Equity investments accounted for using the equity method

As of December 31, 2021 and 2022, the carrying value of the Group’s equity investments accounted for using the equity method were RMB101 million and RMB16.8 million, respectively.

In 2020, the Group further invested in the joint venture in Indonesia with a cash consideration of RMB15.0 million. In addition, the Group invested in three joint ventures in China over which it can exercise significant influence but does not control with a cash consideration of RMB88.0 million. In 2021, the Group further invested in the joint venture in Indonesia

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

with a cash consideration of RMB3.0 million. In 2022, the Group disposed the investment in two joint ventures in China, which resulted in the decrease of RMB80.0 million in equity investments from December 31, 2021.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded investment loss of RMB9.0 million, RMB4.0 million and RMB4.1 million respectively in “Investment loss,” as a result of its proportionate share of equity investees’ net losses.

Debt investment

The debt investment is in the form of an interest-bearing loan to an investee, acquired by the Group in September 2018, with a principal of RMB120 million that matures in July 2026. The coupon rate of the loan acquired by the Group is a floating rate linked to the benchmark rate of the People’s Bank of China. The loan was to provide the initial operating fund to the investee.

For the years ended December 31, 2022, the Group recorded expected credit loss of RMB36.9 million and presented it in “Investment loss.” As of December 31, 2021 and 2022, the Group’s loan receivable recorded at amortized cost were RMB156 million and RMB119 million.

The interest income in relation to this loan receivable were nil for the years ended December 31, 2020, 2021 and 2022.

9. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2021 and 2022:

December 31, 2021	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	1,745,898	—	1,745,898
Loans at fair value	—	—	252,970	252,970
Total assets	—	1,745,898	252,970	1,998,868
Liabilities
Guarantee derivative liabilities	—	—	1,473,853	1,473,853
Total liabilities	—	—	1,473,853	1,473,853

December 31, 2022	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	1,061,858	—	1,061,858
Short-term investments		270,000		270,000
Loans at fair value	—	—	352,672	352,672
Total assets	—	1,331,858	352,672	1,684,530
Liabilities
Guarantee derivative liabilities	—	—	861,304	861,304
Total liabilities	—	—	861,304	861,304

The fair value of the Group’s restricted term deposit and short-term investments is determined based on the prevailing interest rates for similar products in the market (Level 2). For the off‑balance sheet loans funded by certain Institutional Funding Partners, as the Group’s financial guarantee provided does not trade in an active market with readily observable quoted prices, the Group uses significant unobservable inputs to measure the fair value of these guarantee derivative assets or liabilities (Level 3). For the off-balance sheet loans acquired or purchased by the Group that are not

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

traded in an active market with readily observable prices, the Group uses discounted cash flow methodology involving significant unobservable inputs to measure the fair value of these loans (Level 3).

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

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities, and fair value of loans acquired or purchased. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2021 and 2022:

		Range of Inputs
		December 31, 2021			December 31, 2022
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivatives	Cumulative loss rates(i)	5.6%	12.2%	7.8%	1.3%	12.1%	7.8%
	Margins on cost of guarantee services	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Loans at fair value	Expected future recovery rates(ii)	4.3%	4.3%	4.3%	4.8%	4.8%	4.8%

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the principal balance of the loans acquired/purchased.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Fair value of guarantee derivative liabilities/(assets) at beginning of the year (Level 3)	(280,998)	252,613	1,473,853
Cash collection	1,107,646	3,107,316	4,436,911
Net cash payout	(1,281,477)	(2,344,922)	(4,435,587)
Change in fair value(i)	707,442	458,846	(613,873)
Fair value of guarantee derivative liabilities at end of the year (Level 3)	252,613	1,473,853	861,304

(i)
Recognized as “Change in fair value of financial guarantee derivatives, net” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the activities related to fair value of the loans acquired or purchased:

	For the Year Ended December 31,
	2021	2022
	(RMB in thousands, except for percentages)
Fair value of loans acquired/purchased at beginning of the year (Level 3)	381,393	252,970
Fair value at inception of loans acquired/purchased	3,851,997	4,296,611
Cash collection	(4,051,776)	(4,305,417)
Change in fair value(i)	111,762	108,508
Disposal	(40,406)	—
Fair value of loans acquired/purchased at end of the year (Level 3)	252,970	352,672

(i)
Recognized as “Change in fair value of loans at fair value” on the Consolidated Statements of Operations.

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative assets and liabilities as of December 31, 2021 and 2022, respectively, given hypothetical changes in the cumulative loss rates:

	As of December 31,
	2021	2022
	(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	7.8%	7.8%
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10% (ii)	362,221	443,526
Decrease by 10% (ii)	(362,221)	(443,526)

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the original cumulative loss rates.

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the loans at fair value. The following table summarizes the effect adverse changes in estimate would have on the fair value of the loans at fair value as of December 31, 2021 and 2022, given hypothetical changes in the expected future recovery rates:

	For the Year Ended December 31,
	2021	2022
	(RMB in thousands, except for percentages)
Weighted average expected future recovery rates(i)	4.3%	4.8%
Increase/(decrease) in fair value of loans at fair value if the expected future recovery rates:
Increase by 10% (ii)	25,297	35,267
Decrease by 10% (ii)	(25,297)	(35,267)

(i)
Expressed as a percentage of the principal balance of the loans acquired/purchased.
(ii)
Expressed as a percentage of the original expected future recovery rates.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other financial instruments

The followings are other financial instruments not measured at fair value on the Consolidated Balance Sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, current restricted cash, short-term investments, amounts due from related parties, deposits to insurance companies and guarantee companies, short-term financing receivables and short-term contract assets and receivables are financial assets with carrying amounts that approximate fair value due to their short-term nature. Accounts payable, amounts due to related parties, short‑term borrowings, short‑term funding debts and convertible notes are financial liabilities with carrying amounts that approximate fair value because of their short-term nature.

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

10. FUNDING DEBTS

The following table summarizes the Group’s outstanding funding debts as of December 31, 2021 and 2022, respectively:

	As of December 31,
	2021	2022
	(RMB in thousands)
Short-term:
Liabilities to funding partners	3,101,381	4,385,253
Total short-term funding debts	3,101,381	4,385,253
Long-term:
Liabilities to funding partners	696,852	1,334,105
Total long-term funding debts	696,852	1,334,105

For the years ended December 31, 2021 and 2022, the following significant activities took place related to the Group’s funding partners:

Liabilities to Individual Investors on Juzi Licai with respect to on-balance sheet loans

The Group finances its on-balance sheet loans using the proceeds from Individual Investors on Juzi Licai by offering various investment programs. As of December 31, 2020, 2021 and 2022, Individual Investors on Juzi Licai funded an aggregate amount of nil in outstanding financing receivables originated by the Group.

Liabilities to funding partners

The Group finances its on-balance sheet loans using the proceeds from funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners.

Those liabilities to funding partners were bearing weighted average interest rates of 9.2% and 9.3% as of December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, funding partners funded an aggregate amount of RMB3,540 million and RMB6,372 million in outstanding financing receivables originated by the Group, respectively. As of

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2021 and 2022, financing receivables amounting to RMB1,193 million and RMB734 million were pledged as collaterals to secure the underlying loans funded by funding partners, respectively. Refer to note 21. Commitments and Contingencies for maturities of funding debts.

11. BORROWINGS

As of December 31, 2021 and 2022, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 3.8% and 3.6% per annum, respectively. The group also had long-term borrowing from banks with average interest rate of 4.3% per annum as of December 31, 2022. Such borrowings are all denominated in RMB. Except for the long-term borrowing designated to support the construction in process, all of the borrowings are designated to support the Group’s general operation and could not be used to fund the Group’s financing receivables.

The Group’s certain short-term borrowings, amounting to RMB1,497 million and RMB953 million, as of December 31, 2021 and 2022, respectively, are collateralized by a pledge of the Group’s time deposits. The Group’s long-term borrowings, amounting to nil and RMB150 million as December 31, 2021 and 2022, are collateralized by a pledge of the Group’s land use right.

As of December 31, 2021 and 2022, the outstanding balance of short-term borrowings was secured by RMB1,671 million and RMB1,062 million time deposits of the Group pledged as collateral, respectively. As of December 31, 2022, the outstanding balance of long-term borrowings was secured by the Group's land use right.

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	(RMB in thousands)
Guarantee derivative liabilities at fair value (Note 9)	1,473,853	861,304
Tax payable	975,396	746,563
Accrued payroll and welfare	408,828	400,886
Funds payable to Institutional Funding Partners (i)	425,763	382,545
Accrued risk management fees	197,665	186,331
Accrued marketing expenses	61,193	130,937
Payable to third‑party sellers	47,114	88,686
Accrued professional fees and outsourcing fees	68,002	61,604
Short-term leasing liabilities	53,644	50,747
Deferred service fees	26,737	31,112
Other payable to Individual Investors on Juzi Licai	30,477	24,916
Security deposits from third‑party sellers	16,435	13,928
Accrued interest payable	24,851	12,354
Deferred interest and financial services income and others	9,880	4,420
Other accrued expenses	78,670	61,136
Total accurals and other current liabilities	3,898,508	3,057,469

(i)
The payable balances mainly include repayment received from Borrowers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Ji'an Aoxinlian Information Consulting Service Co., Ltd.(“Ji'an Aoxinlian”)	Ji’an Aoxinlian is controlled by the immediate family member of the Group's senior management.
Ji'an Aojuxun Information Consulting Service Co., Ltd.(“Ji'an Aojuxun”)	Ji’an Aojuxun is controlled by the immediate family member of the Group's senior management.
Shenzhen Aileyou Information Technology Co., Ltd.(Aileyou)*	Aileyou is an equity investment of the Group.
L.P. Technology Holdings Limited (“L.P.”)	L.P. is an equity investment of the Group.
Individual Director or Officer	Directors or officers of the Group.

*In June 2022, the Company has fully disposed all its shareholding in Aileyou, and which was no longer a related party of the Company after the disposal.

(a)
The Group entered into the following significant related party transactions:

(i)
Provision of services to related parties

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Provision of services to Aileyou	2,087	7,731	631
Total	2,087	7,731	631

(ii)
Purchase of goods and services from related parties

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Purchases of goods and services from Ji'an Aoxinlian	20,658	20,493	16,177
Purchases of goods and services from Ji'an Aojuxun	7,987	—	—
Total	28,645	20,493	16,177

(b)
The Group had the following significant related party balances:

(i)
Amounts due from related parties

	As of December 31,
	2021	2022
	(RMB in thousands)
Due from L.P. by the Group*	6,109	6,602
Total	6,109	6,602

*The amount represents the funds provided by the Group to L.P., primarily including loan of US$940,000.

(ii)
Amounts due to related parties

	As of December 31,
	2021	2022
	(RMB in thousands)
Due to Ji'an Aoxinlian by the Group	4,790	4,669
Due to individual Director or Officer and his/her immediate family members under investment programs offered by the Group *	15,027	-
Due to Aileyou by the Group	3,285	-
Total	23,102	4,669

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

* Certain individual directors and officers and/or his immediate family members participate in the investment programs offered to individual investors by the Company. The amount due to these related parties represent their investment.

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s‑length transactions with third‑party vendors and Individual Investors.

14. TAXATION

a) Value‑added tax (“VAT”)

During the periods presented, the Group is subject to 13% VAT, when applicable, for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for premium membership fees, third-party sellers’ commission fees, and financial services income earned from rendering services to its customers in the PRC.

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

PRC

The Enterprise Income Tax (“EIT”) Law generally applies a statutory income tax rate of 25% to all enterprises but grants preferential tax treatment to qualified HNTEs and Software Enterprises.

Shenzhen Lexin Software qualified as Software Enterprises and is entitled to an income tax exemption for the years of 2017 and 2018, a preferential income tax rate of 10% for 2019, and is entitled to a preferential income tax rate of 12.5% for 2020 and 2021. It qualifies as HNTE from 2022 to 2024, and is entitled to a preferential income tax rate of 15% from 2022 to 2024. The relevant documents should be retained for future examination purpose.

Dingsheng Computer qualified as an HNTE for the three years ending December 31, 2020, 2021 and 2022, but failed to satisfy the accreditation conditions concerning tax incentives of HNTE in 2022. Thus it was entitled to a preferential income tax rate of 15% for 2020 and 2021, and subjected to the income tax rate of 25% in 2022.

Beihai Aurora and Beihai Lexin Information are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy, in the meantime, the local tax bureau in Guangxi exempted 40% of the income based on

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15% from 2018 to 2022. Therefore, Beihai Aurora and Beihai Lexin Information applied a preferential income tax rate of 9% from 2018 to 2022, and 15% from 2023 to 2030. The relevant documents should be retained for future examination purpose.

Shenzhen Lexin Information qualified as “Software Enterprises Encouraged by the State” from 2021. As a result, Shenzhen Lexin Information Service Co.,Ltd. is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprises Encouraged by the State” is subject to review by the relevant authorities every year.

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

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non‑resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s income before income tax expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands, except for percentages)
Income before income tax expense	685,609	2,769,534	1,028,569
Income/(Loss) from non-China operations	15,143	(30,047)	(94,806)
Income from China operations	670,466	2,799,581	1,123,375
Income tax expense applicable to China operations	90,629	428,267	202,466
Income tax expense applicable to non-China operations	—	7,151	174
Total income tax expense	90,629	435,418	202,640
Effective tax rate for China operations	13.5%	15.3%	18.0%
Effective tax rate for the Group	13.2%	15.7%	19.7%

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Composition of income tax expense for the Group

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, the VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Current income tax expense	594,149	831,675	169,299
Deferred income tax expense	(503,520)	(396,257)	33,341
Income tax expense	90,629	435,418	202,640

The following table sets forth reconciliation between the statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group:

	For the Year Ended December 31,
	2020	2021	2022
Statutory EIT rate	25.0%	25.0%	25.0%
Change of tax position*	(2.4)%	—	—
Effect of tax holidays	(9.6)%	(10.8)%	(6.8)%
Effect of non-deductible expenses	7.9%	3.0%	4.7%
Effect of research and development tax credit	(6.8)%	(2.1)%	(6.1)%
Changes in valuation allowance	(0.3)%	0.1%	0.6%
Tax rate difference from statutory rate in other jurisdictions and others	(0.6)%	0.5%	2.3%
Effective tax rates for the Group	13.2%	15.7%	19.7%

* In the third quarter of 2020, RMB16.2 million income tax provision relating to 2019 was reversed as one subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for 2019 annual tax clearance in this quarter.

The following table sets forth the effect of tax holiday related to the Group:

	For the Year Ended December 31,
	2020	2021	2022
	(In thousands, except per share amount)
Tax holiday effect	66,110	299,578	69,827
Basic net income per share effect	0.18	0.81	0.20
Diluted net income per share effect	0.16	0.72	0.18

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2021	2022
Deferred tax assets
- Deferred guarantee income and other accrued expenses	832,412	807,224
- Contingent guarantee liabilities	232,210	220,527
- Provision for credit losses	646,460	948,177
- Advertising expenses in excess of deduction limit	178	5,683
- Net operating loss carryforwards	21,919	43,237
Less: valuation allowance	(6,756)	(13,038)
Total deferred tax assets	1,726,423	2,011,810
Net deferred tax assets	1,176,878	1,141,761

The components of the deferred tax liabilities are as follows:

	For the Year Ended December 31,
	2021	2022
Deferred tax liabilities
-Contract assets and service fees receivable	523,752	636,659
-Guarantee receivables	80,128	285,949
Total deferred tax liabilities	603,880	922,608
Net deferred tax liabilities	54,335	52,559

Movement of valuation allowance

	For the Year Ended December 31,
	2020	2021	2022
Balance at beginning of the year	(6,662)	(4,429)	(6,756)
Additions	(2,243)	(2,659)	(6,783)
Reversals	4,476	332	501
Balance at end of the year	(4,429)	(6,756)	(13,038)

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

The Group evaluates a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in previous years’ annual tax filings, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of approximately RMB107 million and RMB175 million, respectively, which arose from the Group’s certain subsidiaries, the VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2021 and 2022, deferred tax assets arose from the net operating loss carryforwards amounted to RMB41.9 million and RMB48.4 million was provided for full valuation allowance respectively, while the remaining RMB65.3 million and RMB126 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2022, the net operating loss carryforwards of RMB6.1 million, RMB8.4 million, RMB23.4 million, RMB47.6 million and RMB89.1 will expire in 2023, 2024, 2025, 2026 and 2027, respectively, if not utilized.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s subsidiaries in China. The Group does not intend to have any of its PRC subsidiaries distribute any undistributed profits of such subsidiaries to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries for their PRC operations. As of December 31, 2022, the unrecognized tax liabilities related to undistributed profits from the PRC subsidiaries was RMB590 million.

The Company has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, with the unrecognized tax liabilities amounted to RMB153 million at December 31, 2022 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Company’s PRC subsidiaries. Moreover, the Company has the intent and ability to indefinitely reinvest such accumulated profits for expansion of its PRC business, in line with its strategic goals.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.

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

The net proceeds to the Company from the issuance of the Notes were US$293.0 million (RMB2,041million), net of debt discount of US$3.6 million (RMB25.1 million) and issuance costs of US$3.4 million (RMB23.7million). The debt discount and issuance costs of the Notes were amortized to interest expense over the contractual life to the maturity date. For the years ended December 31, 2021 and 2022, the interest expense related to the Notes was RMB44.9 million and RMB46.9 million, respectively.

The Group accounted for the Notes as a single instrument as “Convertible notes” on the Consolidated Balance Sheets. The debt discount and issuance costs were recorded as an adjustment to the carrying value of the Notes and are amortized as interest expense using the effective interest method. As of December 31, 2021 and 2022, the principal amount of the debt were RMB1,913 million and RMB2,089 million, and unamortized debt discount and issuance costs were RMB30.0 million and RMB25.8 million, respectively.

16. ORDINARY SHARES

In November 2013, the Company was formed as a limited liability company in the Cayman Islands with issuance of 125,000,000 ordinary shares at a par value of US$0.0001 each. In July 2014, the Company became the holding company of the Group pursuant to the reorganization described in Note 1.

On December 26, 2017, the Company completed its IPO on the NASDAQ Global Market. In this offering, 12,000,000 ADSs, representing 24,000,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$9.00 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB651 million ($100 million).

Immediately prior to the completion of the IPO, the Company adopted a dual-class share structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0001 per share. All of the issued and outstanding

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

In June 2021, 15,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans, totaling the shares for bulk issuance of ADSs to 42,000,000. As of December 31, 2021 and 2022, 13,160,846 shares and 11,073,226 shares out of 42,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company could repurchase up to an aggregate of US$50 million of its shares/ADSs over the next twelve months. As of December 31, 2022, the Company had repurchased approximately 22 million ADSs for approximately US$48 million under this repurchase program aggregately.

On November 17, 2022, the Company’s board of directors authorized a new share repurchase program under which the Company could purchase up to an aggregate of US$20 million of its shares/ADSs over the next twelve months.

17. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the year ended December 31, 2022, the Company had potential ordinary shares, including stock options granted, outstanding restricted share units and ordinary shares issuable upon the conversion of the Notes. For the years ended December 31, 2020, 2021 and 2022, stock options to purchase ordinary shares and restricted share units that were anti‑dilutive and excluded from the calculation of diluted net income per share were11,398,012 shares, 9,826,578 shares, and 21,959,786 shares, on a weighted average basis, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	594,980	2,333,923	819,752
Denominator:
Weighted average number of ordinary shares outstanding—basic	364,733,164	368,460,867	348,048,245
Net income per share attributable to ordinary shareholders—basic	1.63	6.33	2.36
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	594,980	2,333,923	819,752
Interest expense associated with convertible notes reversed	47,781	44,865	46,903
Net income attributable to ordinary shareholders for calculating diluted net income per share	642,761	2,378,788	866,655
Denominator:
Weighted average number of ordinary shares outstanding—basic	364,733,164	368,460,867	348,048,245
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	3,255,913	3,381,510	1,792,478
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	383,590	293,196	58,955
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	42,857,143	42,857,143	42,857,143
Weighted average number of ordinary shares outstanding—diluted	411,229,810	414,992,716	392,756,821
Net income per share attributable to ordinary shareholders—diluted	1.56	5.73	2.21

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

Total contributions by the Group for such employee benefits were RMB85.9 million, RMB146.1 million and RMB181.7million, for the years ended December 31, 2020, 2021 and 2022, respectively.

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

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid‑in capital, additional paid‑in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2021 and 2022, the restricted net assets of the Group’s relevant PRC entities amounted to RMB4,190 million, and RMB5,001 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 57.8% of the consolidated net assets as of December 31, 2022. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 23.

20. SHARE‑BASED COMPENSATION

Share‑based compensation was recognized in operating cost and expenses for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31,
	2020	2021	2022
	(RMB in thousands)
Processing and servicing cost	11,391	9,968	5,179
Sales and marketing expenses	32,486	30,508	23,142
Research and development expenses	46,116	39,413	30,386
General and administrative expenses	108,832	107,995	97,613
Total share‑based compensation expenses	198,825	187,884	156,320

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share‑based compensation and the Group did not capitalize any of the share‑based compensation as part of the cost of any asset in the years ended December 31, 2020, 2021 and 2022.

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

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2019	8,399
Additions	3,594
Granted	(3,005)
Cancelled/forfeited	2,539
December 31, 2020	11,527
Additions	3,641
Granted	(13,736)
Cancelled/forfeited	5,201
December 31, 2021	6,633
Additions	3,677
Granted	(9,219)
Cancelled/forfeited	6,249
December 31, 2022	7,340

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options

1) Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2019	16,241	1.7386	8.22	589,871
Granted*	2,829	0.5000
Exercised	(3,140)	0.2399
Cancelled/forfeited	(2,270)	2.1589
December 31, 2020	13,660	1.7569	7.87	189,072
Granted*	13,489	0.5000
Exercised	(2,426)	0.4529
Cancelled/forfeited	(4,594)	3.2215
December 31, 2021	20,129	0.7227	8.43	155,018
Granted*	8,639	0.5000
Exercised	(890)	0.3817
Cancelled/forfeited	(6,016)	0.6138
December 31, 2022	21,862	0.6894	7.89	69,878
Vested and expected to vest as of December 31, 2022	19,819	0.6964	7.86	63,438
Exercisable as of December 31, 2022	8,072	1.0128	6.75	26,661

* No stock options were granted to non-employee directors for the years presented.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2020, 2021 and 2022 was RMB25.5, RMB23.0 and RMB4.8 per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2020, 2021 and 2022 was RMB90.4 million, RMB78.5 million and RMB5.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31,2020, 2021 and 2022, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB143.5 million, RMB147.0 million and RMB127.0 million, respectively.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2022, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s employees, directors and non-employee directors was RMB158.8 million. Total unrecognized compensation cost is expected to be recognized over a weighted‑average period of 2.1 years and may be adjusted for future changes in estimated forfeitures. Prior to completion of the IPO, the exercise price of each granted stock option was US$0.0001, the Company used intrinsic value (approximately the fair value of each of the Company’s ordinary share) on the grant date to estimate the fair value of the stock options granted. After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2020	2021	2022
Expected volatility	45.25%~48.26%	46.68%~47.79%	47.26%~47.52%
Risk-free interest rate (per annum)	0.67%~0.88%	1.11%~1.64%	2.41%~4.07%
Exercise multiples	2	1.5~2.5	1.5
Expected dividend yield	—	—	—
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of grants (US$)	3.15~4.15	1.91~6.31	0.32~1.48

2) Stock options granted to non‑employees

The following table sets forth the summary of activities for stock options granted to non‑employees:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2019	410	0.0001	7.58	19,864
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2020	410	0.0001	6.58	8,962
Granted	—	—	—	—
Exercised	(160)	0.0001	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2021	250	0.0001	5.58	3,076
Granted	—	—
Exercised	—	—
Cancelled/forfeited	—	—
December 31, 2022	250	0.0001	4.58	1,654
Vested and expected to vest as of December 31, 2022	250	0.0001	4.58	1,654
Exercisable as of December 31, 2022	250	0.0001	4.58	1,654

For the years ended December 31, 2020, 2021 and 2022, total share-based compensation expenses recognized for stock options granted to non-employees were RMB3.2 million, RMB1.7 million and nil, respectively.

As of December 31, 2022, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s non‑employees was nil. There is no unrecognized compensation cost to be recognized and to be adjusted for future changes in estimated forfeitures.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2019	5,994	5.39
Granted*	176	4.27
Vested	(1,527)	5.43
Cancelled/forfeited	(989)	5.57
December 31, 2020	3,654	5.27
Granted*	247	3.21
Vested	(1,226)	5.35
Cancelled/forfeited	(607)	5.12
December 31, 2021	2,068	5.02
Granted*	580	0.93
Vested	(1,037)	5.18
Cancelled/forfeited	(233)	5.02
December 31, 2022	1,378	3.17

* No restricted share units were granted to non-employee directors for the years presented.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2020, 2021 and 2022 was RMB69.9 million, RMB24.2 million and RMB23.1 million, respectively.

For the years ended December 31, 2020, 2021 and 2022, total share‑based compensation expenses recognized for restricted share units were RMB52.1 million, RMB39.2 million and RMB29.3 million, respectively.

As of December 31, 2022, the unrecognized compensation cost, related to unvested restricted share units was RMB1.5 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 1.7 years.

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

The expected repayment amount of the debt obligations are as follows:

	1 – 12 months	13 – 24 months	25 – 36 months	more than 36 months	Total
	(RMB in thousands)
Funding debts obligations
Liabilities to other funding partners	4,385,253	1,334,105	—	—	5,719,358
Interest payments (i)	569,492	75,178	—	—	644,670
Total funding debts obligations	4,954,745	1,409,283	—	—	6,364,028
Long–term borrowings	—	—	—	150,430	150,430
Short–term borrowings	1,168,046	—	—	—	1,168,046
Interest payments (i)	52,537	—	—	1,232	53,769
Total borrowings obligations	1,220,583	—	—	151,662	1,372,245
Convertible notes	2,089,380	—	—	—	2,089,380
Interest payments (i)	41,788	—	—	—	41,788
Total convertible notes obligations	2,131,168	—	—	—	2,131,168
Commitment to purchase delinquent loans (ii)	697,230	—	—	—	697,230
Total purchase obligations	697,230	—	—	—	697,230
(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2022.
(ii)
With respect to the arrangements with certain Institutional Funding Partners, the Group is required to purchase the off-balance sheet loans funded by those Institutional Funding Partners when the loans become delinquent for a certain period of time consecutively or cumulatively. Commitment to purchase delinquent loans represents the Group’s noncancelable obligations to purchase those delinquent loans which is yet to be sold by those Institutional Funding Partners as of December 31, 2022.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any liabilities in this regard as of December 31, 2021 and 2022.

22. SUBSEQUENT EVENTS

On March 13, 2023, the Company entered into an amendment agreement with PAGAC Lemongrass Holding I Limited (the “Holder”) regarding previous documents governing the convertible notes in an aggregate principal amount of US$300 million sold to the Holder in September 2019 (the “Notes”). The Notes shall be paid in full by April 2024 in 14 monthly installments. The agreement has replaced the Holder’s right to require the Company to repurchase for cash all or any portion of the Notes in September 2023. The Notes remain convertible into fully paid Class A ordinary shares of the Company or ADSs at a conversion price of US$14 per ADS at the Holder’s option.

No other events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2022.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2021 and 2022, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	1,845	1,517	220
Amounts due from subsidiaries	354,241	335,934	48,706
Prepayments and other current assets	28,427	8,314	1,205
Total current assets	384,513	345,765	50,131
Non-current assets
Investments in subsidiaries	9,563,708	10,741,234	1,557,333
Other assets	215	235	34
Total non-current assets	9,563,923	10,741,469	1,557,367
Total assets	9,948,436	11,087,234	1,607,498
LIABILITIES
Current liabilities
Amounts due to subsidiaries, the VIEs and the VIEs’ subsidiaries	17,887	357,042	51,766
Accrued interest payable	8,735	9,385	1,361
Accruals and other current liabilities	11,509	8,511	1,234
Convertible notes	—	2,063,545	299,186
Total current liabilities	38,131	2,438,483	353,547
Non-current liabilities
Convertible notes	1,882,689	—	—
Total non-current liabilities	1,882,689	—	—
Total liabilities	1,920,820	2,438,483	353,547
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 286,430,946 shares issued, 273,270,100 shares outstanding as of December 31, 2021; 1,889,352,801 shares authorized, 300,707,476 shares issued,245,264,614 shares outstanding as of December 31, 2022)	180	191	29
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 94,465,693 shares issued and outstanding as of December 31, 2021; 110,647,199 shares authorized,80,189,163 shares issued and outstanding as of December 31, 2022)	57	47	8
Treasury Stock	—	(328,764)	(47,666)
Additional paid-in capital	2,918,993	3,081,254	446,740
Accumulated other comprehensive income	11,273	(20,842)	(3,022)
Retained earnings	5,097,113	5,916,865	857,862
Total shareholders’ equity	8,027,616	8,648,751	1,253,951
Total liabilities and shareholders’ equity	9,948,436	11,087,234	1,607,498

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(15,707)	(19,109)	(15,082)	(2,186)
Total operating expenses	(15,707)	(19,109)	(15,082)	(2,186)
Interest expense, net	(47,783)	(44,865)	(46,912)	(6,802)
Share of income from subsidiaries	626,877	2,395,789	872,049	126,435
Investment income/(loss)	27,624	(1,980)	—	—
Others, net	3,969	11,239	9,697	1,406
Income before income tax expense	594,980	2,341,074	819,752	118,853
Income tax expense	—	(7,151)	—	—
Net income attributable to ordinary shareholders	594,980	2,333,923	819,752	118,853
Other comprehensive income：
Foreign currency translation adjustments, net of tax	10,596	7,965	(32,115)	(4,656)
Total comprehensive income attributable to ordinary shareholders	605,576	2,341,888	787,637	114,197

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash (used in)/provided by operating activities	(53,626)	14,196	(51,139)	(7,415)
Cash flows from investing activities:				—
Cash paid on long–term investments	—	(18,868)	—	—
Cash paid on acquisition of subsidiaries, net of cash acquired	—	—	(676)	(98)
Proceeds from disposal of long-term investments	27,754	65,537	—	—
Cash paid on loans to third parties	—	(22,317)	—	—
Net cash used in funds to Group companies	(107,446)	(15,263)	36,817	5,338
Net cash (used in)/provided by investing activities	(79,692)	9,089	36,141	5,240
Cash flows from financing activities:				—
Repurchase of treasury stock	—	—	(326,942)	(47,402)
Borrowings under loan from Group companies	—	—	323,446	46,895
Exercise of share–based awards	7,970	7,124	2,742	398
Net cash provided by financing activities	7,970	7,124	(754)	(109)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,607)	(29,410)	15,424	2,236
Net increase/(decrease) in cash, cash equivalents and restricted cash	(138,955)	999	(328)	(48)
Cash, cash equivalents and restricted cash at beginning of the year	139,917	846	1,845	268
Effect on the cash and cash equivalents at beginning of the year due to the adoption of ASC 326 (Note 2(g))	(116)	—	—	—
Cash, cash equivalents and restricted cash at end of the year	846	1,845	1,517	220

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such assets are presented on the Condensed Balance Sheets as “Investments in subsidiaries” and shares in the subsidiaries are presented as “Share of income from subsidiaries” on the Condensed Statements of Operations and Comprehensive Income. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements.