Form 20-F
period 2023-12-31
LexinFintech Holdings Ltd.
filed 2024-04-29
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2023, there were 328,260,411 ordinary shares issued and outstanding, consisting of 256,918,184 Class A ordinary shares (excluding the 8,266,592 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 71,342,227 Class B ordinary shares, par value US$0.0001 per share.

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
•
“Maiya” refers to our buy-now and pay-later service that allows shoppers to buy products and pay for them over time and attracts more users to Fenqile;
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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of US$1.00=RMB7.0999, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Item 3. Key Information

A. Selected financial data

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication service and certain other businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. Such structure provides investors with exposure to foreign investment in China-based companies where the PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the variable interest entities accounted for 97.5%, 94.2% and 86.3% of our total revenues in 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd. and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities and their subsidiaries in China, including Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our president and director.
(4)
The shareholders of Qianhai Dingsheng include Shenzhen Xinjie (70%) and Jianwei Wei (30%). Jianwei Wei is a non-executive PRC employee.
(5)
The shareholders of Mengtian Technology include Jay Wenjie Xiao (70.0%), Xiaoting Zhou (17.5%), Jianwei Wei (7.5%) and Shan Xu (5.0%), Xiaoting Zhou and Shan Xu are all our non-executive PRC employees.
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

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties in the interpretation and enforcement of the PRC laws and regulations.”

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

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and related guidelines issued by the China Securities Regulatory Commission, or the CSRC, came into effect on March 31, 2023, which stipulates that a domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. See “Item 3. Key information—D. Risk Factors—Risks Related to Doing Business in China—Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our overseas offerings under the PRC laws, and we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval if required.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Therefore, we face risks and uncertainties associated with these statements and regulatory actions, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors in the past, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3.Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and supervision over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors through applicable laws and regulations. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties in the interpretation and enforcement of the PRC laws and regulations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

As advised by Shihui Partners, our PRC legal counsel, in connection with our issuance of securities to foreign investors, under the PRC laws, regulations, and rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entities, (i) are required to fulfill the filing procedure with the CSRC, if we seek subsequent securities offerings and listings in overseas markets, and (ii) are not required to declare a cybersecurity review by the Cyberspace Administration of China, or the CAC. However, there remains significant uncertainty inherent in relying on the opinion of our PRC legal counsel as to the interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. We cannot assure you that regulators in China will not take a contrary view to that of our PRC legal counsel or will not subsequently require us to undergo the approval or clearance procedures (including being informed by the CAC of a cybersecurity review) and subject us to penalties for non-compliance.

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

Under the PRC laws and regulations, our PRC subsidiaries and the variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. As of December 31, 2021, 2022 and 2023, the total amount of such restriction to which our PRC subsidiaries and the variable interest entities and their subsidiaries are subject was RMB4,190 million, RMB5,001 million, and RMB5,054 million (US$712 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under the PRC laws, LexinFintech Holdings Ltd. may fund our PRC subsidiaries only through capital contributions or loans, and fund the variable interest entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2022 and 2023, the aggregate amount of capital contribution by LexinFintech Holdings Ltd. to our intermediate holding companies and PRC subsidiaries was RMB3,691 million and RMB3,756 million (US$529 million), respectively.

As of December 31, 2022 and 2023, the outstanding balance of amounts due from the Company and its subsidiaries to the VIEs and the VIEs’ subsidiaries was RMB107 million and RMB201 million (US$28.3 million), respectively. As of December 31, 2022 and 2023, the outstanding balance of amounts due to the Company and its subsidiaries by the VIEs and the VIEs’ subsidiaries was RMB6,285 million and RMB6,574 million (US$922 million), respectively. The consolidated VIEs may transfer cash to the relevant WFOE by paying service fees according to the business cooperation agreements. For the years ended December 31, 2021, 2022 and 2023, the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements was RMB4,140 million, RMB1,540 million and RMB1,647 million (US$232 million), respectively.

For the years ended December 31, 2021, 2022 and 2023, dividends made to investors were nil, nil and RMB136 million (US$19.1 million).

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Service fees paid by VIEs to PRC subsidiaries(1)	4,140,049	1,539,812	1,647,376
Goods/service fees received by VIEs from PRC subsidiaries(1)	2,527	13,004	167,822
Funds from parent to Cayman, BVI, and Hong Kong subsidiaries/(repayment from Cayman, BVI, and Hong Kong subsidiaries to parent)(2)	15,263	(36,817)	6,040
Funds from Cayman, BVI, and Hong Kong subsidiaries to parent (3)	—	(323,446)	(1,872,954)
Funds provided by Hong Kong subsidiaries to VIEs/(repayment from VIEs to the Hong Kong subsidiaries)(4)	—	—	(858,498)
Funds provided by PRC subsidiaries to VIEs/(repayment from VIEs to the PRC subsidiaries)(4)	2,431,307	(1,507,456)	1,108,503
Funds provided by VIEs to PRC subsidiaries/(repayment from PRC subsidiaries to VIEs)(5)	(150,468)	61,831	50,326
Transfer of equity shares in Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to primary beneficiary of the VIEs(6)	—	585,659	—

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

(4) “Net cash (used in)/provided by funds to Group companies” in columns of “Other Subsidiaries” and “Primary Beneficiary of the VIEs” in the consolidating schedules include the following items:

•
Funds provided by PRC subsidiaries, which are included in the “Other Subsidiaries” and “Primary Beneficiary of the VIEs” column;
•
Repayments made to Hong Kong subsidiaries, which are included in the “Other Subsidiaries” column.

Below table summarizes the detailed cash transfers among the entities of the Group.

For the year ended December 31, 2021	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds provided by PRC subsidiaries to VIEs/(repayment from VIEs to PRC subsidiaries)	(100)	(2,431,207)	2,431,307

For the year ended December 31, 2022	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds provided by PRC subsidiaries to VIEs/(repayment from VIEs to PRC subsidiaries)	(252)	1,507,708	(1,507,456)

For the year ended December 31, 2023	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds provided by PRC subsidiaries to VIEs/(repayment from VIEs to PRC subsidiaries)	(28,754)	(1,079,749)	1,108,503

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

Taxation on Dividends or Distributions

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board. In August 2023, our board of directors has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in accordance with the dividend policy. In March 2024, our board of directors has approved a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in accordance with the dividend policy. We accrued related withholding tax liabilities based on a 10% tax rate for certain percentage of the annual profits to be distributed according to the dividend policy. We still intend to indefinitely reinvest the remaining earnings in our PRC subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Financial Information Related to the Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented. The financial information of the consolidated trusts and asset-backed securities were included in the financial position for the VIEs and the VIEs’ subsidiaries, as the consolidated VIEs companies are considered the primary beneficiary of these trusts and ABS plans.

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	564,004	1,228,546	11,264,532	—	13,057,082
Inter-group revenues (1)	—	140,640	1,407,468	186,968	(1,735,076)	—
Total Operating revenue	—	704,644	2,636,014	11,451,500	(1,735,076)	13,057,082
Operating cost:
Third-party costs	—	(172,010)	(1,017,639)	(7,354,363)	—	(8,544,012)
Inter-group costs (1)	—	(183,182)	—	(27)	183,209	—
Total operating cost	—	(355,192)	(1,017,639)	(7,354,390)	183,209	(8,544,012)
Gross profit	—	349,452	1,618,375	4,097,110	(1,551,867)	4,513,070
Operating expense:
Third-party expenses	(15,749)	(125,752)	(725,661)	(1,766,810)	—	(2,633,972)
Inter-group expenses (1)	—	—	(7,235)	(1,544,632)	1,551,867	—
Total operating expenses	(15,749)	(125,752)	(732,896)	(3,311,442)	1,551,867	(2,633,972)
Share of income from subsidiaries (2)	1,152,654	940,621	—	—	(2,093,275)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	237,267	—	(237,267)	—
Others	(70,960)	30,044	(63,287)	(448,109)	—	(552,312)
Income before income tax	1,065,945	1,194,365	1,059,459	337,559	(2,330,542)	1,326,786
Income tax expenses	—	(41,711)	(118,838)	(100,292)	—	(260,841)
Net income	1,065,945	1,152,654	940,621	237,267	(2,330,542)	1,065,945
Less: net income attributable to non-controlling interests	—	—	—	—	—	—
Net income/(Loss) attributable to ordinary shareholders	1,065,945	1,152,654	940,621	237,267	(2,330,542)	1,065,945

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	48,868	519,209	9,297,734	—	9,865,811
Inter-group revenues (1)	—	112,943	1,516,904	329	(1,630,176)	—
Total Operating revenue	—	161,811	2,036,113	9,298,063	(1,630,176)	9,865,811
Operating cost:
Third-party costs	—	(77,711)	(268,727)	(6,484,657)	—	(6,831,095)
Inter-group costs (1)	—	—	—	(36)	36	—
Total operating cost	—	(77,711)	(268,727)	(6,484,693)	36	(6,831,095)
Gross profit	—	84,100	1,767,386	2,813,370	(1,630,140)	3,034,716
Operating expense:
Third-party expenses	(15,082)	(82,216)	(838,069)	(1,764,902)	—	(2,700,269)
Inter-group expenses (1)	—	—	(329)	(1,629,811)	1,630,140	—
Total operating expenses	(15,082)	(82,216)	(838,398)	(3,394,713)	1,630,140	(2,700,269)
Share of income from subsidiaries (2)	872,049	888,094	—	—	(1,760,143)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	16,098	—	(16,098)	—
Others	(37,215)	(17,753)	131,522	617,568	—	694,122
Income before income tax	819,752	872,225	1,076,608	36,225	(1,776,241)	1,028,569
Income tax expenses	—	(176)	(188,514)	(13,950)	—	(202,640)
Net income	819,752	872,049	888,094	22,275	(1,776,241)	825,929
Less: net income attributable to non-controlling interests	—	—	—	6,177	—	6,177
Net income/(Loss) attributable to ordinary shareholders	819,752	872,049	888,094	16,098	(1,776,241)	819,752

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,527	287,020	11,091,978	—	11,380,525
Inter-group revenues (1)	—	68,500	2,980,763	11,429	(3,060,692)	—
Total Operating revenue	—	70,027	3,267,783	11,103,407	(3,060,692)	11,380,525
Operating cost:
Third-party costs	—	1,945	(112,202)	(5,520,994)	—	(5,631,251)
Inter-group costs (1)	—	—	—	(1,636)	1,636	—
Total operating cost	—	1,945	(112,202)	(5,522,630)	1,636	(5,631,251)
Gross profit	—	71,972	3,155,581	5,580,777	(3,059,056)	5,749,274
Operating expense:
Third-party expenses	(19,109)	(40,298)	(930,293)	(1,689,151)	—	(2,678,851)
Inter-group expenses (1)	—	—	(11,429)	(3,047,627)	3,059,056	—
Total operating expenses	(19,109)	(40,298)	(941,722)	(4,736,778)	3,059,056	(2,678,851)
Share of income from subsidiaries (2)	2,395,789	2,333,912	—	—	(4,729,701)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	332,405	—	(332,405)	—
Others	(35,606)	38,281	65,636	(369,200)	—	(300,889)
Income before income tax	2,341,074	2,403,867	2,611,900	474,799	(5,062,106)	2,769,534
Income tax expenses	(7,151)	(8,078)	(277,988)	(142,201)	—	(435,418)
Net income	2,333,923	2,395,789	2,333,912	332,598	(5,062,106)	2,334,116
Less: net income attributable to non-controlling interests	—	—	—	193	—	193
Net income attributable to ordinary shareholders	2,333,923	2,395,789	2,333,912	332,405	(5,062,106)	2,333,923

Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	48,030	202,117	539,834	1,834,738	—	2,624,719
Restricted cash	—	123,496	538,939	916,015	—	1,578,450
Restricted term deposit and short-term investments	—	5,504	150,000	149,678	—	305,182
Financing receivables, net	—	12,360	142,071	3,990,083	—	4,144,514
Amounts due from Group companies (4)	343,091	2,682,841	6,258,873	201,390	(9,486,195)	—
Deposits to insurance companies and guarantee companies	—	—	7,807	2,605,464	—	2,613,271
Contract assets, service fees receivable and guarantee receivables	—	5,527	1,121,015	5,586,257	—	6,712,799
Property, equipment and software, net	—	977	93,975	351,688	—	446,640
Land use rights, net and right of use assets	—	9,996	20,080	955,250	—	985,326
Long‑term investments	—	15,759	—	239,244	—	255,003
Investments in subsidiaries (2)	12,058,899	9,317,339	—	—	(21,376,238)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	2,533,607	—	(2,533,607)	—
Other assets	6,820	64,934	283,134	3,119,999	—	3,474,887
TOTAL ASSETS	12,456,840	12,440,850	11,689,335	19,949,806	(33,396,040)	23,140,791
LIABILITIES
Amounts due to Group companies (4)	2,230,015	293,249	416,405	6,546,526	(9,486,195)	—
Borrowings	—	—	184,125	842,158	—	1,026,283
Funding debts	—	—	—	3,938,996	—	3,938,996
Deferred guarantee income	—	—	322,895	1,215,490	—	1,538,385
Contingent guarantee liabilities	—	—	576,538	1,232,002	—	1,808,540
Convertible notes	505,450	—	—	—	—	505,450
Other liabilities	11,293	88,702	872,033	3,641,027	—	4,613,055
TOTAL LIABILITIES	2,746,758	381,951	2,371,996	17,416,199	(9,486,195)	13,430,709
Total equity attributable to owners of the company	9,710,082	12,058,899	9,317,339	2,533,607	(23,909,845)	9,710,082
Non-controlling interests	—	—	—	—	—	—
TOTAL SHAREHOLDERS’ EQUITY (2)	9,710,082	12,058,899	9,317,339	2,533,607	(23,909,845)	9,710,082
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,456,840	12,440,850	11,689,335	19,949,806	(33,396,040)	23,140,791

	As of December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,517	66,953	151,857	1,273,823	—	1,494,150
Restricted cash	—	120,556	596,802	718,675	—	1,436,033
Restricted term deposit and short-term investments	—	1,012,180	200,000	119,678	—	1,331,858
Financing receivables, net	—	7,665	93,820	6,756,760	—	6,858,245
Amounts due from Group companies (4)	335,934	1,486,746	5,214,557	106,977	(7,144,214)	—
Deposits to insurance companies and guarantee companies	—	—	34,251	2,214,771		2,249,022
Contract assets, service fees receivable and guarantee receivables	—	5,427	342,459	4,151,340	—	4,499,226
Property, equipment and software, net	—	2,689	68,294	213,610	—	284,593
Land use rights, net and right of use assets	—	—	48,982	1,029,258	—	1,078,240
Long‑term investments	—	16,816	—	331,560	—	348,376
Investments in subsidiaries (2)	10,741,234	8,270,993	—	—	(19,012,227)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	2,291,434	—	(2,291,434)	—
Other assets	8,549	42,607	220,288	2,919,516	—	3,190,960
TOTAL ASSETS	11,087,234	11,032,632	9,262,744	19,835,968	(28,447,875)	22,770,703
LIABILITIES
Amounts due to Group companies (4)	357,042	250,499	251,562	6,285,111	(7,144,214)	—
Borrowings	—	—	30,000	1,288,476	—	1,318,476
Funding debts	—	—	—	5,719,358	—	5,719,358
Deferred guarantee income	—	—	113,225	781,633	—	894,858
Contingent guarantee liabilities	—	—	111,612	770,495	—	882,107
Convertible notes	2,063,545	—	—	—	—	2,063,545
Other liabilities	17,896	40,899	485,352	2,699,461	—	3,243,608
TOTAL LIABILITIES	2,438,483	291,398	991,751	17,544,534	(7,144,214)	14,121,952
Total equity attributable to owners of the company	8,648,751	10,741,234	8,270,993	2,291,434	(21,303,661)	8,648,751
TOTAL SHAREHOLDERS’ EQUITY (2)	8,648,751	10,741,234	8,270,993	2,291,434	(21,303,661)	8,648,751
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,087,234	11,032,632	9,262,744	19,835,968	(28,447,875)	22,770,703

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by/(used in) operating activities	(58,579)	301,989	1,130,781	1,412,861	—	2,787,052
Net cash provided by/(used in) transactions with external parties	(58,579)	332,491	(379,275)	2,892,415	—	2,787,052
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	(30,502)	1,510,056	(1,479,554)	—	—
Net cash provided by/(used in) investing activities	(6,040)	(165,284)	(1,133,227)	1,337,528	2,301,475	2,334,452
Net cash provided by/(used in) transactions with external parties	—	1,006,076	(59,478)	1,387,854	—	2,334,452
Net cash (used in)/ provided by funds to Group companies (6)	(6,040)	(1,171,360)	(1,073,749)	(50,326)	2,301,475	—
Net cash provided by/(used in) financing activities	108,536	81	332,560	(1,992,134)	(2,301,475)	(3,852,432)
Net cash provided by/(used in) transactions with external parties	(1,764,418)	—	154,125	(2,242,139)	—	(3,852,432)
Net cash provided by/(used in) funds from Group companies (8)	1,872,954	81	178,435	250,005	(2,301,475)	—

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by/(used in) operating activities	(51,139)	(15,497)	(371,539)	537,019	—	98,844
Net cash provided by/(used in) transactions with external parties	(51,139)	(106,623)	(1,807,221)	2,063,827	—	98,844
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	91,126	1,435,682	(1,526,808)	—	—
Net cash provided by/(used in) investing activities	36,141	33,143	743,054	(2,062,379)	(1,158,996)	(2,409,037)
Net cash provided by/(used in) transactions with external parties	(676)	356,841	(178,995)	(2,586,207)	—	(2,409,037)
Net cash (used in)/ provided by funds to Group companies (6)	36,817	(323,698)	1,507,708	(61,831)	(1,158,996)	—
Transfer of Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to subsidiary (7)	—	—	(585,659)	585,659	—	—
Net cash provided by/(used in) financing activities	(754)	(36,817)	28,021	(37,777)	1,158,996	1,111,669
Net cash provided by/(used in) transactions with external parties	(324,200)	—	(33,810)	1,469,679	—	1,111,669
Net cash provided by/(used in) funds from Group companies (8)	323,446	(36,817)	61,831	(1,507,456)	1,158,996	—

	For the Year Ended December 31, 2021
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash provided by/(used in) operating activities	14,196	(45,084)	2,996,575	(298,268)	—	2,667,419
Net cash provided by/(used in) transactions with external parties	14,196	(114,057)	(1,071,974)	3,839,254	—	2,667,419
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	68,973	4,068,549	(4,137,522)	—	—
Net cash provided by/(used in) investing activities	9,089	(3,931)	(2,509,341)	622,696	2,296,102	414,615
Net cash provided by/(used in) transactions with external parties	24,352	(3,831)	(78,134)	472,228	—	414,615
Net cash (used in)/ provided by funds to Group companies (6)	(15,263)	(100)	(2,431,207)	150,468	2,296,102	—
Net cash provided by/(used in) financing activities	7,124	15,489	(162,314)	656,269	(2,296,102)	(1,779,534)
Net cash provided by/(used in) transactions with external parties	7,124	—	(11,620)	(1,775,038)	—	(1,779,534)
Net cash provided by/(used in) funds from Group companies (8)	—	15,489	(150,694)	2,431,307	(2,296,102)	—

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
(5)
For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIEs to WFOEs for technical service fees were RMB4,140 million, RMB1,540 million and RMB1,647 million, respectively. Cash received by the VIEs from WFOEs for the provision of goods and services were RMB2.5 million, RMB13.0 million and RMB168 million, respectively.
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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that (i) the judgment violates the basic principles of the PRC laws or national sovereignty, security, or public interest, (ii) the foreign court has no jurisdiction over the case pursuant to the provisions of the PRC Civil Procedures Law, (iii) the respondent has not been legitimately summoned or the respondents had been legitimately summoned but have not been given a reasonable opportunity to make a representation and debate, or the litigant without litigation capacity has not been assigned appropriate agent, (iv) the judgment or ruling is obtained by fraud, or (v) the PRC court has made a judgment or ruling on the same dispute or has recognized the judgment or ruling made by a court of a third country for the same dispute. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on the PRC laws before a PRC court against a company for civil disputes other than the personal status relationship, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish appropriate nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

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
•
We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly, and there may be risks and uncertainties regarding the interpretation and enforcement of the PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties in the interpretation and enforcement of the PRC laws and regulations”; and
•
The PRC government has oversight and discretion over our business operations, and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks Related to Our Business and Industry

•
We have a limited operating history in China’s online and offline consumption market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects;
•
The laws and regulations governing the online consumer finance industry in China are developing and evolving, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with the PRC laws and regulations may affect our business;
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
•
We need adequate funding at a reasonable cost to successfully operate our business, and access to adequate funding at a reasonable cost cannot be assured; and
•
Due to the complex political and economic environment and international laws and regulations, our overseas business operations face additional risks and uncertainties.

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

Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated VIEs which contribute to 86.3% of our revenues in 2023. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our PRC subsidiaries and the variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by the PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.” If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Edition 2021), or the 2021 Negative List, jointly promulgated by the Ministry of Commerce and the National Development and Reform Committee, or the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investments, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the variable interest entities into our financial results, and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and part of our business operations.

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

All the agreements under our contractual arrangements are governed by the PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under the PRC laws. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the PRC laws, rulings by arbitrators are final and parties cannot appeal the arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the variable interest entities and their subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China —There are uncertainties in the interpretation and enforcement of the PRC laws and regulations.”

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law and regulations require enterprises that conduct related party transactions to prepare transfer pricing documentations to demonstrate the basis of determining the price, the computation methodology and detailed explanations. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles after they conducted tax inspection. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of the variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our PRC subsidiaries. In addition, if a PRC subsidiary requests the shareholders of the variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for the adjusted but unpaid taxes according to the applicable regulations.

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

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in the variable interest entities from the variable interest entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by the PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the variable interest entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

There may be an impact on our company if our contractual arrangements with the variable interest entities, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the 2021 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the variable interest entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been different, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations could be adversely affected by government control over capital investments or changes in tax regulations.

The growth rate of the Chinese economy has gradually slowed since 2010, and COVID-19 had a significant adverse impact on China’s economic growth in recent years. The macroeconomic slowdown in China may weigh on the growth in the online and offline consumption market in the near future. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

There are uncertainties in the interpretation and enforcement of the PRC laws and regulations.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In 2023, the National People’s Congress approved a plan to re-organize institutions under the State Council, and set up the National Financial Regulatory Administration, or the NFRA, directly under the State Council that would be in charge of regulating the financial industry except for the securities sector and financial consumer rights protection, and would deepen the reform of its local financial regulatory mechanism. In addition, the PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, or the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the

PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. For example, the NFRA published the Rules on Consumer Finance Companies (for Consultation) to solicit public comments on December 18, 2023, which has not been formalized, and promulgated the Administrative Measures for Personal Loans on February 2, 2024, which would become effective on July 1, 2024. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Ongoing reform of the financial regulatory system and developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online and offline consumption platforms like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, subject to the discretion in interpreting and implementing statutory and contractual terms of different administrative and court authorities, it may be difficult to evaluate the outcome of administrative and court proceedings. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in the PRC laws and regulations of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies operating in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement may involve uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We maintain contractual arrangements with the variable interest entities. Such corporate structure may subject us to sanctions and compromise the enforceability of related contractual arrangements, which may result in significant disruption to our business.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on the PRC laws and regulations which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulations.”

The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries. Our operations in China are governed by the PRC laws and regulations. The PRC government in constant reform has oversight and supervision over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.

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

Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to the American Depositary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

In response to the persistent capital outflow and RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises in November 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the owner’s equity in the latest audit report of such domestic enterprise. This circular may constrain our PRC subsidiaries’ ability to provide offshore loans to us. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign- invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, securities investment (except for guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprises).

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

In light of the substantial capital outflows of China in 2016 due to the weakening of Renminbi, more restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for Internet Platforms, which stipulates that any concentration of undertakings involving the variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Therefore, our potential acquisitions of other entities that we may make in the future (whether by ourselves, our subsidiaries or through the variable interest entities) and that meets the criteria for declaration may be required to be reported to and approved by the anti-monopoly law enforcement agency, and we may be subject to penalties including a fine of no more than RMB500,000 if we fail to comply with such requirement.

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

The State Administration of Taxation has issued certain circulars concerning employee share incentives. Under these rules and regulations, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15% when they meet the conditions on preferential tax rate, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2022, Shenzhen Lexin Software successfully re-applied for a new HNTE qualification for the three years ending December 31, 2022, 2023, and 2024. In this regard, Shenzhen Lexin Software was subject to the income tax rate of 15% in 2023.

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

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, Beihai Aurora Information Technology Co., Ltd. and Beihai Turing Technology Co., Ltd., which has changed its name to Beihai Lexin Information Technology Co., Ltd., are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, Beihai Aurora Information Technology Co., Ltd. and Beihai Lexin Information Technology Co., Ltd. enjoy a preferential income tax rate of 15% from 2023 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15% from 2021 to 2025. Beihai Dulin Information Technology Co. Ltd. is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2028.
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

We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the taxation arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the State Administration of Taxation in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

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

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our overseas offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Approved by the State Council, the CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, which include the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines. The Trial Measures stipulate that both direct and indirect overseas offering and listing activities are subject to regulation. Specifically, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, make the filing with the CSRC. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in the PRC, its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect shall be made on a substance over form basis.

According to the Trial Measures and the Officials from Relevant Department of the CSRC Answered Reporter Question Regarding the Trial Measures, the existing domestic companies that have completed overseas offering and listing before the effective date of the Trial Measures, or March 31, 2023, such as us, shall not be required to perform filling procedures for the completed overseas issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets in future shall be subject to the filing with the CSRC within three working days after the offering is completed or after the relevant application is submitted overseas.

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offers and lists securities in an overseas market in violation of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers that organize or instruct the violations shall be imposed a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be each imposed a fine of between RMB500,000 and RMB5,000,000.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. However, on August 26, 2022, the PCAOB signed a Statement of Agreement with the CSRC and the Ministry of Finance to take the first step in opening up the PCAOB to inspections and investigations of accounting firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F.

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

The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. The possible impact of the PRC laws and regulations on our development is uncertain. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target users. If that happens, our business, financial condition and results of operations may be materially and adversely affected.

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

The laws and regulations governing the online consumer finance industry in China are developing and evolving, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations.

The online consumer financing industry in China is regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Interim Measures for the Administration of Commercial Banks on Online Lending issued in July 2020, and amended in June 2021 or the Commercial Banks Online Lending Measures, the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, the Announcement No. 3 issued by the People’s Bank of China on March 2021, and the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, or the Circular 14, issued by the CBIRC on July 12, 2022, the Rules on Consumer Finance Companies (for Consultation) published on December 18, 2023 and may be formalized in the future, the Administrative Measures for Personal Loans issued on February 2, 2024 and would be effective on July 1, 2024. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

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

In addition, to comply with the requirement in the Commercial Banks Online Lending Measures that commercial banks must include a mandatory process for the borrower to read the loan contract in the online loan application and set up reasonable mandatory reading time, we adjusted the user interface on our platform. In March 2021, the People’s Bank of China released the Announcement No. 3 to require all lending institutions to display the annualized rate of each loan product prominently on the website, mobile app, poster and any other channels where the product is marketed, and specify the annualized rate in the loan contract. In light of this, we further updated the interface on our platform as requested by certain funding partners, but we cannot assure you that our display of information is in full compliance with such requirements. We may need to make further changes to our platform to comply with potential additional requirements in the loan application process.

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

We cooperate with institutional funding partners, whose compliance with the PRC laws and regulations may affect our business.

We cooperate with institutional funding partners in our business, and we cannot assure you that the business operations of our institutional funding partners currently are, or will continue to be, in compliance with relevant PRC laws and regulations. In the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks, and as a result, our business, results of operations, financial condition and prospects would be materially and adversely affected. For example, the Implementation Measures of the People’s Bank of China for Protecting Rights and Interests of Financial Consumers, or the Measures for Financial Consumer Protection, require that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and good faith, and protect the legitimate rights and interests of consumers of financial products and services when providing financial products or services to such consumers. The Measures for Financial Consumer Protection also specify various requirements on banks and payment institutions to protect consumers’ financial information, including the collection, disclosure, notification, use, management, storage and confidentiality of such information. Based on the Administrative Measures for Personal Loans, lenders (banking financial institutions) are requested to specify the qualifications of the third parties, which are trusted part of specific matters in a loan investigation and shall not entrust a third party to complete the core matters of risk control in a loan investigation involving borrowers’ true intention, income level, debt status, source of proprietary funds and access of an external assessment agency, etc. For a loan of no more than RMB200,000, the relevant contracts and documents may be concluded through e-banking channels (excluding loans for personal housing purposes), and the lender shall make audio and video recordings of the signing process and properly keep the relevant videos where a contract is signed in person.

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

Further, on December 31, 2021, the People’s Bank of China issued the Regulations for Local Financial Supervision and Administration (Draft), which emphasizes that a local financial organization shall operate business within the area approved by the local financial regulatory authority, in adherence to the principle of serving the local area, and shall not conduct business across provincial administrative area in principle. On December 31, 2021, the People’s Bank of China, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the CBIRC, the CSRC, SAFE and the China National Intellectual Property Administration, or the CNIPA, jointly issued the Administrative Measures for Online Marketing of Financial Products (Draft), or the Online Marketing Draft, which prohibits any institution or individual from providing online marketing services for any illegal financial activities and provides for a code of conduct for marketing cooperation between financial institutions and third party internet platform operators, which includes, among other things, a pre-assessment of qualifications and responsibilities of each party, necessary security measures to ensure the confidentiality and integrity of data transmission, and measures to prevent other institutions from accessing, intercepting, and storing relevant data. The Rules on Consumer Finance Companies issued by NFRA stipulates that a consumer finance company shall implement a list system for the management of cooperative institutions and classify and manage cooperative institutions according to the contents and risks of cooperation, and that cooperative institutions shall price fairly and transparently, shall not collect interest fees from borrowers in any form, and promise to cooperate with consumer finance companies in accepting inspection by regulatory authorities and providing relevant information and materials. As of the date of this annual report, these draft regulations have not been adopted, and there exist uncertainties as to the interpretation of such regulations and their applicability to our business.

Moreover, the CBIRC issued the Circular 14 on July 12, 2022, which further requires commercial banks to regulate the cooperation of online loan business with third-party institutions and enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation, and other business cooperation, to clarify the rights and responsibilities of each party. This notice provided a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. These rules and regulations might require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and we comply with the relevant requirements of funding partners for their security assessment and compliance management, and will keep communicating with the funding partners and adjust our relevant practice such as supplementing and improving the content of the cooperation agreement and internal policies at their requests in a timely manner. However, if any failure to adjust our cooperation occurs, it may potentially have a material impact on the availability of our funding.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented and will continue to implement various policies and procedures to conduct our business. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. From time to time, however, we received and may receive opinion letters issued by the relevant government authorities regarding our practices in guarantee and technology services. In these cases, we replied in time and cooperated to address the comments, having resolved most of these comments. Moreover, due to the lack of detailed rules and the expectation that the relevant laws, regulations and rules may to continue to evolve, we cannot be certain that our existing practices would not be deemed to violate any existing or future laws, regulations and rules. The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further changes and interpretations. It is possible that new laws and regulations may be adopted, or that existing ones may be interpreted in other ways, which could require us to further modify our business or operations. The cost to comply with such laws or regulations would force us to incur increased operating expenses, and modifications of our business may have a material and adverse impact on our business, financial condition and results of operations. If our business practices or the business practices of our institutional funding partners are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Changes in the PRC regulations relating to interest rates and fees for online consumer finance platforms and microcredit lending could have a material adverse effect on our business.

The interest rate permitted to be charged on loans originated on our platform is subject to evolving PRC laws and regulations. On August 20, 2020, the Supreme People’s Court implemented a revised judicial interpretation, or the Private Lending Judicial Interpretations (2020 version), to amend and replace the prior 2015 version, pursuant to which the cap for the private lending interest rate was lowered such that any total annual interest rate (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or the LPR, as published on the 20th of each month will not be legally protected. For example, based on the LPR of 3.7% as published on January 21, 2022, such cap was 14.8%. The Private Lending Judicial Interpretations (2020 version) shall apply to the first-instance cases involving private lending disputes accepted by the people's courts after the implementation of such revised judicial interpretation.

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

To further clarify the exact way of calculating “total annual interest rate,” the People’s Bank of China issued the Announcement No. 3 on March 2021, which confirms that the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

Meanwhile, pursuant to Commercial Banks Online Lending Measures, commercial banks shall clearly require in relevant written cooperation agreements that no cooperative institution, other than the insurance companies or institutions with guarantee qualifications, may charge borrowers any interest or fee in any form.

In addition, due to the fact that the laws and regulations are evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by licensed financial institutions or microcredit companies will be subject to the cap provided by any newly adopted laws or regulations. If our microcredit company is subject to any newly adopted cap in the future, we may need to lower the pricing of loans funded by our microcredit company or modify our business model. As of December 31, 2023, less than 0.3% of the outstanding loans that we facilitate are funded by our microcredit company.

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

The volume of loans we originate has grown rapidly over the past few years. From our inception in August 2013 through December 31, 2023, we cumulatively originated RMB1,113 billion (US$157 billion) in loans. In 2021, 2022 and 2023, we originated RMB214 billion, RMB205 billion and RMB250 billion (US$35.1 billion) in loans, respectively, for approximately 14.2 million, 9.7 million and 8.5 million active users. We strategically focus on serving young generation consumers in China between the ages of 23 and 40 and seek to capture their long-term growth potential. To maintain the high growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Around 89% of all active users on our platform were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected. In addition, through our Lehua Card, we attract customers by connecting their preferred payment tools directly to their credit line with us, allowing them to draw down directly from their credit line when they make each individual purchase. If our connection with these payment tools is founded to be not fully compliant with relevant PRC laws and regulations on consumer finance protection, or if our other efforts in retaining existing users and attracting new users are challenged by other relevant existing or future laws and regulations or more strict enforcement, our ability to retain and attract users at efficient cost level may be materially and adversely affected.

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

In addition, the Announcement No. 3 provides that all lending institutions are required to display the annualized rate of each loan product prominently on the website or other channels where the product is marketed, which complements the Interim Measures for Administration of Internet Advertising, or the Internet Advertising Interim Measures, stipulating requirements for publishing advertisements online and/or offline. Then, the Measures for Internet Advertising came into force on May 1, 2023, simultaneously repealing the Internet Advertising Interim Measures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Advertising and Marketing.” Although sufficient measures have been implemented by us to comply with these laws and regulations, we cannot assure you that all advertisements we display fully comply with the regulatory requirements. For example, our qualification of advertising or the authorization from our funding partners regarding our advertisements may be challenged, and the content of our advertisements is also subject to review and censorship of the government. If the relevant laws and regulations on internet advertising are strictly implemented, we may take additional measures to further modify the way we advertise and incur additional costs for consumer acquisition. Any failure to comply with such laws and regulations would materially and adversely affect our business, financial condition, results of operations and prospects.

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

Meanwhile, our above-mentioned historical investor protection practice may also be deemed as providing guarantee services without proper qualification under the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which were promulgated by State Council on August 2, 2017 and became effective on October 1, 2017, and the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions, which were promulgated by the CBIRC, and eight other PRC regulatory agencies and became effective on October 9, 2019 and was amended in June 2021. Pursuant to these Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to the debt financing (including the extension of loans or issuance of bonds), and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authorities, and, unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to various penalties including suspension of operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities.

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

In an effort to ensure compliance with the requirements of those laws and regulations, we have proactively adjusted our practice and currently conduct a part of the investor protection program through our own financial guarantee companies which are qualified to provide financing guarantee for the users on our platform and charge guarantee fees directly to users. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, the variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with risk safeguard measures or a deposit to compensate them in the event that such financing guarantee company or commercial insurance companies performed their guarantee or insurance obligations upon the defaults of our users. We have further adjusted our cooperation model with certain institutional funding partners by having them charge fees directly to users and pay a certain percentage of such fees to us.

Due to the lack of interpretation and implementation rules and the fact that the laws and regulations are evolving, we cannot assure you that our current investor protection mechanisms on our platform will be in full compliance with Circular 141, Commercial Banks Online Lending Measures, Financing Guarantee Regulations, the Financing Guarantee Supplementary Provisions or other existing and future laws, regulations and regulatory policies. For example, due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. It is uncertain whether we would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form because of our current arrangements with institutional funding partners, third-party financing guarantee companies or commercial insurance companies. Although such kind of investor protection mechanisms on our platform has not been explicitly prohibited by Circular 141, it may be subject to change and uncertain interpretation of any applicable laws and regulations. If it is deemed to be in violation of any applicable laws and regulations, we could be subject to penalties and/or be required to change our current business model and, as a result, our business, financial condition, results of operations and prospects would be materially and adversely affected in the future.

Moreover, if the assets of certain third-party guarantee companies and insurance companies were seized or implicated in legal or regulatory proceedings, and the loans we facilitated were not repaid in time, the funding partners may not be able to recover their funds and cease their cooperation with us, and we may fail to recoup our deposit paid to such third-party guarantee companies and insurance companies and lose our service fees. Should any of the foregoing occur, our competitive position as well as our results of operations would be materially and adversely affected.

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

There are uncertainties as to the interpretation of relevant PRC laws and regulations and their applicability to our business. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, if we are deemed as a lender or a provider of financial services, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

In a few cases, we have been required to provide certain investor protection measures to our institutional funding partners under such trusts, which may be deemed to be in violation of applicable laws and regulations. See“Item 3.Key Information—D.Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected.”

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

The Guidelines on Promoting the Healthy Development of the Internet Finance require that internet finance institutions segregate assets of their clients in a custodian bank from their own assets. However, other than the Guidelines to Regulate Funds Custodian for Online Lending Intermediaries, there is no clear implementation of such requirement applicable to internet finance institutions, and the scope of internet finance institutions that are subject to such assets segregation liabilities remains unclear.

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

We are subject to complex and evolving statutory and regulatory requirements relating to cybersecurity, information security, privacy and data protection. Regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. However, we received and may receive certain opinion letters issued by the relevant government authorities regarding data protection and cybersecurity, and in these cases, we replied in time and cooperated to address these comments. Non-compliance could result in penalties or other significant legal liabilities.

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

In addition, numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law. For example, pursuant to the Cybersecurity Review Measures effective in February 2022, critical information infrastructure operators and the data processing activities carries out online platform operators must pass a cybersecurity review when purchasing network products and services which do or may affect national security; and online platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the

Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties.

On August 17, 2021, the PRC State Council promulgated the Security Protection Regulations for Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date hereof, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As the regulation was newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under the PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any regulatory inquiry, notice, investigations, warning, or sanctions on cybersecurity review made by the CAC on such basis.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and transfer personal information outbound, or if it has cumulatively transferred personal information outbound of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. On March 22, 2024, the CAC issued the Measures for Regulating and Promoting Outbound Data Flow, which took effect on the same day, in order to further regulate and promote the orderly and free flow of data legally, it is not required to apply for outbound data security assessment to be provided abroad, to conclude a standard contract for outbound provision of personal information or to pass the certification for personal information protection in certain situations, including, but not limited to, (i) for the data that have not been informed by relevant departments or regions or have been publicly announced as important data, (ii) where the personal information must be provided abroad, as it is necessary for the conclusion and performance of a contract to which the individual is a party, such as cross border shopping, or other listed situations, and (iii) in the event that it is estimated to provide abroad personal information of less than 10,000 individuals within one year. There may be a small amount of outbound transferred personal information in our future cross border shopping business, which is not be subject to such outbound data security assessment with the CAC as the newly published measures has come into effect. Although we do not need to declare such security assessment for the outbound data transfer, we will continue to take necessary measures to protect the security of personal information in the course of our business operation.

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

Some information we collect, such as personal identity number and location, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, or that regulatory authorities will not order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and other penalties which may have material adverse effect on our business, operations and financial condition. In addition, in 2023, the CAC issued a few drafts for public comments related to personal information protection (e.g. the Administrative Measures for the Compliance Audit of Personal Information Protection (Draft for Comment), the Administrative Provisions on the Application Security of Facial Recognition Technology (Draft for Comment)), and if these drafts are formalized, we may be required to conduct periodic personal information protection compliance audits of our handling of personal information, conduct personal information protection impact assessments or even filings with respect to the application of facial recognition technology.

On November 14, 2021, the CAC published a discussion draft of the Regulations for the Administration of Cyber Data Security for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interest affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

In July 2023, the MIIT issued the Notice of Carrying out the Filing of Mobile Internet Applications, or the Notice on Filing of Apps, which provides that any operator of mobile Internet application distribution platforms (including distribution of small programs and fast applications, etc., collectively the “Apps”) that engages in Internet information services within the territory of China shall go through the filing formalities in accordance with applicable laws and regulations, and any App operator that fails to complete such formalities shall not engage in App Internet information services. Any app that carried out business before the promulgation of this Notice on Filing of Apps shall, in accordance with this Notice on Filing of Apps, go through such filing formalities before the end of March, 2024. From April 2024 to June 2024, the MIIT will organize the inspection of the filing of Apps, and any App that fails to go through such filing formalities or engages in illegal activities shall be handled in accordance with laws and regulations. As of the date of this annual report, we have filed all apps and our small programs that have carried out business.

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

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2021, 2022 and 2023, we originated RMB214 billion, RMB205 billion and RMB250 billion (US$35.1 billion) in loans, respectively. As of December 31, 2021, 2022 and 2023, our outstanding principal balance of loans was approximately RMB85.9 billion, RMB99.6 billion and RMB124 billion (US$17.5 billion), respectively. Our financing receivables, net amounted to RMB4,014 million, RMB6,858 million and RMB4,145 million (US$584 million) as of December 31, 2021, 2022 and 2023, respectively. Our 90 day+ delinquency ratio was 1.92%, 2.53% and 2.90% as of December 31, 2021, 2022 and 2023, respectively.

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

We have a limited operating history and have been rapidly expanding our products and services and our user base since our inception. For example, we started to offer personal installment loans to our users in addition to installment purchase loans in 2014. In 2015, we began to offer flexible repayment options, which allow users who meet our criteria to reschedule or postpone their current monthly payment. In recent years, we have expanded our product offerings to include a wide range of products including apparel and footwear, bags, fashion accessories, household goods, cosmetics, personal care products, baby and maternity products, food and beverages, and virtual goods. To serve our expanded user base and our users’ evolving credit needs, we continuously offer new credit products and offer our users higher credit lines as they obtain higher incomes with greater ability to repay. In 2021, we launched the Maiya buy-now and pay-later service to allow shoppers to buy products and pay them over time under different consumption scenarios and to attract more users to Fenqile. We may also further launch new initiatives from time to time to expand our products and services offerings.

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

The reputation of our brands is critical to our business and competitiveness. Any malicious or negative publicity or any publicized incidents in connection with the use of our products or services, whether or not we are negligent or at fault, including those relating to our management, business, compliance with the law, financial condition or prospects and our business operations related to campus online lending, whether with or without merit, could severely compromise our reputation and harm our business and operating results. Negative publicity associated with fabricated or malicious reports to the government authorities on our products or services made by competitors or our users may also adversely affect our brand image and reputation and undermine our trust and credibility.

As China’s consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry and the market segment in which we operate may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has instituted specific rules, including the Guidelines on Promoting the Healthy Development of the Internet Finance, the Commercial Banks Online Lending Measures, and the Circular 141, to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of our business including the online retail, the online finance industries. The PRC government extensively regulates the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, which may result in significantly disruptions to our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. We are also required to obtain certain licenses and permits for our online consumer financing and microcredit services. See “Item 3. Key Information—D. Risk Factors—The laws and regulations governing the online consumer finance industry in China are developing and evolving, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations. We also cooperate with institutional funding partners, whose compliance with the PRC laws and regulations may affect our business.”

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

In addition, we engage in network microcredit business through Ji’an Fenqile Network Microcredit Co., Ltd., or Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2023 and will remain valid until August 2024. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license.

For example, in November 2020, the CBIRC and the People’s Bank of China released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out. Although we believe that Ji’an Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, we cannot assure you that Ji’an Microcredit will be able to maintain or renew its microcredit license if the draft measures are implemented.

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

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and became effective in March 2013, and the Management Rules on Credit Agencies, issued by the People’s Bank of China, in the same year. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Enterprises or individuals engaging in personal credit reporting business shall obtain a license from the People’s Bank of China. Enterprises or individuals shall not engage in personal credit reporting business without the approval by the People’s Bank of China. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including ban of business, confiscation of revenues related to personal credit reporting business, imposition of fines of RMB50,000 to RMB500,000 or criminal liabilities.

In September 2021, the People’s Bank of China released the Measures for Credit Reporting Business, which took effect on January 1, 2022. The Measures for Credit Reporting Business defines “credit information” as information that “serves the financial and economic activities and is used to determine the credit status of individuals and enterprises, which refers to basic information, loan information and other relevant information collected in accordance with the law and other information originated from analysis and evaluation of credit status of individuals and enterprises based on the foregoing information.” The Measures for Credit Reporting Business also requires, among other things, that the credit reporting agency shall report to the People’s Bank of China the information processors that collaborate with such credit reporting agency with respect to the collection, storing, processing and analyzing of the credit information. Separately, entities “actually providing credit reporting function services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair, etc.” are also subject to the Measures for Credit Reporting Business. Any agency carrying out personal credit reporting business without the necessary permit should complete the rectification within 18 months after the implementation date of the Measures for Credit Reporting Business.

As the Measures for Credit Reporting Business is relatively recent, uncertainties exist with respect to its interpretation and implementation. For example, the Measures for Credit Reporting Business. Does not specify what constitutes “activities relating to credit reporting business.” It is also unclear what activities may be deemed as “actually providing credit reporting services.” Further, the Measures for Credit Reporting Business does not provide a clear guidance or execution rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Measures for Credit Reporting Business.

In April 2021, the People’s Bank of China , the CBIRC, the CSRC and SAFE invited a number of internet platform operators for a meeting to discuss the operations and compliance of their internet finance business including conducting credit reporting business through authorized credit reporting agency. If we are found to be carrying out credit reporting business or credit reporting function services by the PRC authorities, we may be required to obtain a personal credit reporting business license or pursue other avenue to ensure compliance. We will closely monitor and assess the regulatory developments. In light of the significant uncertainties of the Measures for Credit Reporting Business, we may incur significant costs and expenses in an effort to address its requirements and to make necessary changes to our policies and practices, including obtaining an personal credit reporting business license or if we are deemed as an information processor, we may be required to collaborate with a licensed credit reporting agency and to be reported to the People's Bank of China with respect to the collection, storing, processing and analyzing of credit information. Any failure or perceived failure by us to comply with the Measures for Credit Reporting Business and other related laws and regulations in the future could have an adverse effect on our business, financial condition and results of operations.

In addition, on July 7, 2021, the Credit Information System Bureau of People’s Bank of China further issued the Notice Relating to Disconnecting Direct Connection to 13 internet platforms (not including us) requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited.

Although we are not one of the 13 internet platforms who received the Notice Relating to Disconnecting Connection, we have entered into a collaboration agreement and have implemented a system interfacing with licensed credit reporting institution, and considering the Guidelines for Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies issued in April 2018 stipulate that banks and guarantee companies may separately accept clients’ applications and recommend clients to each other, in some cases, we have also shared personal information with financial institutions by our financing guarantee companies, trying to ensure the flow of personal information comply with the Measures for Credit Reporting Business and the Notice Relating to Disconnecting Direct Connection to the largest extent. According to the Notice Relating to Disconnecting Direct Connection, the Credit Reporting Measures and other related laws and regulations, any failure or perceived failure by us to meet the relevant requirements may subject us to fine or criminal liability, which could have an adverse effect on our business, financial condition and results of operations. However, as neither clear guidance nor implementation rules with regard to the Measures for Credit Reporting Business has been issued and the acceptance criteria of the regulators has not been introduced, we will closely monitor the regulatory requirements and adjust the applicable measures in a timely manner to ensure that the flow of credit data be in compliance with the Measures for Credit Reporting Business to the largest extent. However, we may incur significant costs and expenses to ensure compliance and to make necessary changes to our internal policies and practices.

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

Moreover, under the E-Commerce Law, except for in certain circumstances, all e-commerce operators, including e-commerce platform operators and merchants on these platforms, shall register with local branches of the SAMR, provide identity information of merchants on their platform to local branches of the SAMR and prompt any merchants failing to make such registrations to comply with the relevant registration requirements. We have required merchants on our platform to complete such registrations. As a result of such requirements, we may lose existing merchants and fail to attract potential merchants who may not be willing to cooperate with us in full compliance with the E-Commerce Law. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations to (i) ensure platforms’ security including protection of data privacy, (ii) ensure fair dealing and protect the legitimate rights and interests of consumers on the platform, (iii) publicize transaction information preservation and transaction rules, and (iv) protect intellectual properties.

In addition, the Measures for the Supervision and Administration of Online Transactions which became effective on May 1, 2021 specify that online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations. Furthermore, on November 22, 2022, the SAMR issued the Anti-unfair Competition Law of the People’s Republic of China (Draft for Comments) which proposes the following five new type of unfair competition in the data economy: (i) committing malicious transactions to impede or disrupt the normal operation of other undertakings, (ii) taking advantage of data and algorithms, technologies, platform rules and so on to disrupt the fair competition order of the market by influencing user choices or otherwise; setting links to its own commodities or services by means of keyword association, false operation options or otherwise, so as to cheat or mislead users to click on such links; (iii) taking advantage of technical means, platform rules, etc. to improperly exclude or hinder the access to and transaction of the commodities or services legally provided by other undertakings in violation of industry practices or technical specifications; (iv) improperly acquire or use the business data of other undertakings; (v) making use of algorithms to implement unreasonable differential treatment or unreasonable restriction for transaction counterparties in terms of transaction conditions by analyzing user preference, transaction habit and other characteristics.

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

The profitability of our business depends on the interest rates at which our users are willing to borrow, and the interest rates at which our funding partners are willing to lend. Specific benchmark rates may fluctuate as a result of changes in economic conditions and governmental policies. For example, the People’s Bank of China lowered its benchmark lending rates in January 2022 and August 2022 as China’s economy continues to be threatened by the COVID-19 outbreak. If we fail to respond to the fluctuations in interest rates in a timely manner and reprice our loan products, our loan products may become less attractive to our users. For example, in a falling interest rate environment, potential users may seek lower priced loans from other channels if we do not lower the interest rates on our loan products. Similarly, in a rising interest rate environment, potential investors may seek higher return investments from other channels if we do not increase the return on our investment products. Moreover, if we are unable to reprice our loan products and investment products correspondingly, the spreads between the interest rates on our loan products and the expected rates of return on our investment products may be reduced, and our profitability may be adversely affected.

We incurred net losses in the past and may incur net losses in the future.

We incurred net losses in the past while we had net incomes since 2017. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving young generation consumers and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. In addition, we historically had relatively low charge-off rates. Our 90 day+ delinquency ratio was 1.92%, 2.53% and 2.90% as of December 31, 2021, 2022 and 2023. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

Moreover, the current regulatory regime for debt collection in China remains evolving. Although we aim to ensure compliance of our collection efforts with the relevant laws and regulations and we have established strict internal policies to prohibit aggressive practices, we cannot assure you that our collection team will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in China may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, the willingness of prospective customers to use our products or lead to fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

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

We have adopted user-friendly return and exchange policies. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Rights and Interests Protection Law and the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods (2020 version), consumers are entitled to return goods purchased online within seven days upon receipt of such goods for no reason, subject to certain exceptions. See “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to E-Commerce” and “Item 4. Information on the Company—B. Business Overview— Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.” Following the establishment of the Consumer Rights Protection Committee and the upgrading of the “5S Guardian System”, our consumer protection work is in a refined and long-term development. In terms of organizational structure, a consumer rights protection center has been set up, which is responsible for user research, consumer protection governance system and mechanism construction, optimizing customer consumption experience and providing service quality and efficiency. These policies improve users’ shopping experience and promote user loyalty, which in turn help us acquire and retain users. However, these policies also subject us to additional costs and expenses which we may not be able to recoup with increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of users, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our users may be dissatisfied, which may result in a loss of existing users or failure to acquire new users at a desirable pace, and may materially and adversely affect our results of operations as a result.

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

As the Anti-Monopoly Guidelines for Internet Platforms were newly promulgated, it is uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties and need to adjust some of our business practice, which could be costly. Moreover, the Anti-Monopoly Law, promulgated by the Standing Committee of the National People’s Congress and amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

We have granted, and may continue to grant, low and nominally priced share options, restricted share units and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced share options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2021, 2022 and 2023, we recorded an aggregate of RMB187.9 million, RMB156.3 million and RMB117.9 million (US$16.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our business could be adversely affected by the effects of epidemics, including avian influenza, sever acute respiratory syndrome (SARS), influenza A (H1N1), Ebola, Zika virus, H7N9 flu, avian flu or another pandemic. Any such occurrences could cause sever disruption to our daily operations. In recent years, there have been outbreaks of epidemics in China and globally. Our business could also be adversely affected if our employees are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Our headquarters are located in Shenzhen, where most of our directors and management and a significant portion of our employees currently reside. Most of our in-house and outsourcing collection team, customer service team are located in Wuhan, Changsha and Nanchang. Most of our system hardware and back-up systems are hosted in leased facilities located in Shenzhen, Guangzhou and Beijing. Consequently, we are highly susceptible to factors adversely affecting Shenzhen, Wuhan, Guangzhou and Beijing. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shenzhen, Wuhan, Guangzhou, Beijing, or any other city where we have major operations in China, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

For example, the PRC Cybersecurity Law, which took effect in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the SAMR and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273¬2020) in March 2020, which took effect in October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and means for processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. In addition, the Data Security Law and the PIPL became effective on September 1, 2021 and on November 1, 2021, respectively, and a draft of the Interim Provisions on the Protection and Management of Personal Information of Mobile Internet Applications was published to solicit public comments on April 26, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security.”

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

Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the personal information protection and data security laws and regulations, such as the PRC Cybersecurity Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected. For more details of credit assessment activities, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to uncertainties surrounding the Measures for Credit Reporting Business, the interpretation and implementation of which may have an adverse impact on our business, financial condition and results of operations.”

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

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters, health pandemics or security breaches, whether accidental or willful, could harm our relationships with our users, investors and institutional funding partners and our reputation. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause users, investors and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

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

In addition to our website, we also offer consumer finance products on our mobile applications, which are regulated by the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, promulgated by the CAC, in June 2016, amended in June 2022 and became effective in August 2022. Under the MIAIS Regulations, the provider of the mobile internet application shall have more and detailed obligations when owning or operating a mobile internet application, including making and disclosing management rules and platform conventions, guaranteeing cyber data security and personal information protection and completing assessments of security in accordance with applicable laws and regulations. According to the MIAIS Regulations, the providers of mobile applications shall not engage in any activity that is prohibited by laws and regulations, such as endangering national security, disrupting social order or infringing on the legitimate rights and interests of others.

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

Erroneous reports with respect to certain of our users have been sent to the credit reference center of the People’s Bank of China, which may result in reputational damage to us.

Some of our institutional funding partners report delinquencies of our users to the credit reference center of the People’s Bank of China, which adversely affect such users’ credit profiles and abilities to obtain loans in the future. Due to errors in our interfaces with certain institutional funding partners, we have occasionally failed to inform certain institutional funding partners about repayments made by users. As a result, such institutional funding partners believed that the users were delinquent on loan repayments and therefore made erroneous reports to the credit reference center of the People’s Bank of China. Neither we nor the institutional funding partners are subject to legal liabilities as long as the institutional funding partners inform the People’s Bank of China about the errors in a timely fashion after receiving complaints from the borrowers. Such errors in reports have been isolated incidents and have not resulted in material adverse effect on our business as of the date of this annual report. We have started to request our institutional funding partners to compare their records of delinquent borrowers with ours to avoid future errors. However, there can be no assurance that our institutional funding partners will always cooperate with us or that such measures will be effective in preventing errors. If additional erroneous reports were made to the People’s Bank of China in the future, we may suffer negative publicity and reputational damage, which could have an adverse effect on our business, results of operations and financial condition.

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

The People’s Bank of China released the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions in April 2021, which became effective in August 2021. The measures provide that financial institutions, including internet microcredit companies, shall establish a self-assessment system for anti-money laundering and anti-terrorism financing risks at the headquarters level, regularly or from time to time assess the anti-money laundering and anti-terrorism financing risks, and report the self-assessment to the People’s Bank of China or its local branches within ten business days from the date of approval by the board of directors or senior management. Financial institutions shall, in accordance with the provisions and in combination with the relevant requirements of the internal control system and risk management mechanism, perform the obligations of customer due diligence, customer identity information and transaction records preservation, large amount transaction and suspicious transaction reporting.

We have implemented various policies and procedures, including internal controls, collaborations with relevant regulatory authorities, and “know-your-customer” procedures, for anti-money laundering purposes. We have also established access to the Anti-Money Laundering Internet Monitoring Platform to report large-sum transactions and suspicious transactions thereon in accordance with the relevant requirements. In addition, we rely on our institutional funding partners and payment processors, in particular the online payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures in compliance with the People’s Bank of China requirements. Certain of our institutional funding partners and the online payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China.

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

Furthermore, investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business, and the invested or acquired assets or businesses may not generate the financial results we expect. For example, the private companies that we have invested in could be adversely affected by macroeconomic factors, which may lead to impairment in the fair values of our investments and in turn adversely affect our financial condition and operating results. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant governmental authorities for the acquisitions to comply with applicable laws and regulations, which could result in increased costs and delays.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020 and expired in December 2021. It is uncertain whether and when the United States and China will enter into another trade deal in the future.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.

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

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. The COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in 2020, 2021 and early 2022. Whether the impact of COVID-19 will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs, and the geopolitical tensions caused by, among others, the Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business and financial condition.

Due to the complex political and economic environment and international laws and regulations, our overseas business operations face additional risks and uncertainties.

Most of our operations are conducted in mainland China. As our business scales up and we accumulate more operation experience, we have also gradually and selectively explored overseas markets to fuel our business growth.

While overseas business may not be our area of focus at present, if we plan to expand our overseas business in the future, any unfavorable international trade policies or any restrictions on Chinese companies may affect consumer demand for our products and services, affect our competitive position, or prevent us from doing business in certain countries. Moreover, if any tensions or adverse government trade policies negatively impact the Chinese economy or the global economy, our results of operations may be adversely affected. Due to the complex local regulatory environment we are not familiar with, we may incur substantial compliance costs in conducting business in overseas markets and still face potential litigation, regulatory procedures, penalties or other costs, such as any additional losses we may suffer in the process of cooperating with a local third party due to its own reasons. As we have very limited experience operating in overseas markets, we also face difficulties in operating effectively in overseas markets.

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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of February 29, 2024, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 74.2% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

You may need to rely on price appreciation of our ADSs for return on your investment.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of February 29, 2024, we had 257,483,560 Class A ordinary shares outstanding, including 234,360,088 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

As of February 29, 2024, our directors and officers collectively own an aggregate of 76.9% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023. There can be no assurances that we will not be classified as a PFIC for the current taxable year or any future year, and in light of the recent decline in the market price of our ADSs significantly increased our risk of being classified as a PFIC for the current taxable year.

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

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes were paid in full by April 2024.

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

B. Business Overview
Overview

We are a leading consumer finance technology company in China with a decade-long operating history. Upholding financial risk management as our operational cornerstone, we strive to apply advanced technologies such as AI and big data to form an online risk assessment and management system based on quantitative decision-making. Leveraging Lexin’s unique consumption ecosystem that integrates online consumer financing, offline inclusive financing, fintech SaaS services, and e-commerce platforms, we efficiently connect financial institutions with consumers through technology and financial services, offering convenient and speedy finance services to young generation consumers in China.

With our technology capabilities, our offerings to financial partners span from multi-channel online intelligent marketing and customer acquisition, offline channel customer acquisition, product design and operation for diversified consumer financing and inclusive financing, customer risk assessment and operation, and post-loan services for loan products. Our core competencies include:

•
Unique Lexin consumption ecosystem that integrates online consumer financing, offline inclusive financing, fintech SaaS services, and e-commerce platforms, fostering mutual collaboration and synergy;
•
Large and highly potential young generation customer base in China that we have accumulated over the past decade;
•
Effective and industry-leading risk management capabilities tailored for small-sized and dispersed consumer loan products supported by a robust online quantitative credit risk management system;
•
Industry-leading fintech prowess centered around AI and big data;
•
An extensive network of financial institution partners built over a decade of successful business collaborations with broad geographic coverage and diversity in types;
•
Financial products deeply resonate with consumer needs, crafted by the original founders with rich experience and business acumen; and
•
A senior management team with extensive experience from leading technology and financial companies in China.

We provide a wide array of credit services, including credit facilitation service, tech-empowerment service, and installment e-commerce platform service. Meanwhile, we provide diversified services to financial institutions including credit assessment and operation system upgrades and user acquisition service utilizing state-of-the-art technologies including big data, advanced computing and artificial intelligence.

We strategically focus on serving the young generation of consumers in China between the ages of 23 and 40, who have high growth potential and prime credit profiles. These customers, we believe, have untapped income potential, unsatisfied consumption demand that is temporarily mismatched with their income levels, a strong desire to build up credit profiles and a call for satisfying user experience. In addition, we believe that the young generation consumers will grow and become the primary consumption driver in China economy in the future. We aspire to become one of their most trustworthy consumer brands.

Our Services

We provide a range of products and services to promising, young and prime customers and diversified financial institutions based on our insights into consumer behaviors and unique platform capabilities, including credit facilitation service, tech-empowerment service, and installment e-commerce platform service.

Credit facilitation service

Aiming to meet underserved consumers’ credit needs, we apply AI-based matching technology on our Fenqile platform to match consumers having various credit profiles with financial institutions, such as customer acquisition, preliminary credit screening, and loan collections to facilitate the transactions. The loan products offered under our credit facilitation service are primarily funded by our funding partners, our consolidated trusts, asset-backed securitized debts and our microcredit company. We also provide guarantee services through our financing guarantee companies, and cooperate with other third-party financing guarantee companies and/or commercial insurance companies to provide guarantee and insurance services to our borrowers. We are required to provide risk safeguard measures or a deposit as indemnity to these third-parties in the event of default by our borrowers.

Tech-empowerment service

We offer a comprehensive set of tailored technology solutions at various stages of the credit facilitation process to match the diverse needs of our institution partners, such as customer acquisition, credit assessment, operations and post-loan services. Our tech-empowerment service primarily includes profit-sharing model, fintech upgrade model, and customer acquisition services. Our tech-empowerment service generated approximately 24% of total loan originations in 2023.

Profit-sharing model

Our profit-sharing model focuses on providing technology solutions to our financial institution partners throughout the entire credit facilitation process between potential borrowers and the institutional funding partners, such as customer acquisition, credit assessment, and post-loan collection services. Under the profit-sharing model, we take no or very limited credit risk on the borrowers’ principals and interests and charge the financial institutions a service fee at a pre-set percentage of the agreed-upon interests. As of December 31, 2023, we have worked with a total of 41 institutional funding partners under this model.

Fintech SaaS model

Leveraging our core competencies accumulated from over a decade of operations, we have built up our capabilities to offer services for financial institutions throughout the full credit facilitation process, including channel co-building, product co-developing, joint risk management, full lifecycle operation, and client-based services. We provide tailored services for various types of banks and satisfy their differentiated needs, work with them to build their digitalized credit service capabilities, assist to develop core competencies for in-house products, and achieve business growth. We charge pre-set service fees for our technology services without any credit risk.

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

With our competitive strengths, the Fenqile platform differentiates itself by offering flexible options such as zero down payment and installment purchases, and thus improving the conversion rate of purchase and rewarding the merchants and brands a platform of high speed growth, attractive transaction volume, and promising consumption potential.

Our core product offerings are primarily focused in mainland China. With our expanding scale and growing operational expertise, we are selectively exploring international markets to catalyze our global business expansion.

Our Users

Our target user base is focused on consumers in China between the ages of 23 and 40 with high growth potential and premium credit profiles. As of December 31, 2023, the total number of our registered users reached 210 million, and users with credit line reached 42 million, among whom over 85% are aged between 23 and 40 years old and over 65% were urban working population. We are committed to identifying the needs of our consumers for credit services at different life stages and facilitate to provide financial services within their reach. Relying on our efficient risk management systems, we provide customized services and products to our borrowers based on their credit needs and risk profiles through diversified financing channels. The number of our cumulative active users reached 31.1 million in 2023. As their consumer finance service provider, we grow alongside our users since they are young and win their recognition and loyalty over years of services. In addition to credit services, we also help our users fulfill various consumption needs through our installment e-commerce platform. As of December 31, 2023, around 40% our active users have used more than one of our products.

Products for Users

We offer diversified and differentiated products and services to meet various demands from our users. Our products include installment loan products, Lehua Card, and installment purchase products for personal consumption.

On Fenqile, we offer credit lines to qualified users for their various daily use. We gain insight about our users based on big data and AI technology to adequately identify and meet their individual needs for financial products under different scenarios, such as Lehua Lending for new generation consumers’ consumption needs, Le Zhouzhuan for SME owners’ liquidity demand, and Speedy Loan for quick turnouts. We offer unsecured credit products with various amounts, maturity, interest rates, and repayment methods for users’ selection.

When a user applies for a credit line for the first time, the amount of credit line we approve ranges from RMB3,000 to RMB200,000, and the aggregate amount of personal installment loans borrowed by a single user may not exceed the credit line available to that user. Based on our continuous risk monitoring and assessment, we may adjust the amount of the credit line, change the percentage of the credit line that may be applied toward personal installment loans, or revoke the credit line. We may grant up to RMB200,000 of credit line to existing users who have established a good credit and repayment history with us.

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

Tailor-made for low-risk, prime customers, we offer Le Gold Card with interest rates as low as 10% and credit line up to RMB200,000, further enriching our product line and delivering personalized products for different customer segments. Tailor-made for new generation consumers, we offer Lehua Lending with interest rates as low as 10% and a credit line up to RMB200,000, supported by financial backing of mainstream banks and licensed institutions. For the young consumer demographic, Lehua Card is designed with interest rates starting at 10% and a credit line up to RMB200,000, providing a bespoke financial solution that caters to their evolving credit needs. For high-quality SME owners, Le Zhouzhuan is offered with interest rates beginning at 10% and a credit line up to RMB200,000. Speedy Loan addresses the demand for swift financial turnover with interest rates beginning at 18% and a credit line up to RMB200,000, designed for customers needing small, quick financial turnovers.

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

We acquire users primarily through four ways: (i) online advertising and related channels, including targeted text-messaging supported by our models and advertising on online platforms and apps such as Douyin and WeChat; (ii) organic traffic, which consists of internet traffic generated from our brand recognition, as well as MGM (member get member) ; (iii) our offline sales team who can provide more firsthand detailed information of user and accurate credit assessment through offline market due diligence; and (iv) e-commerce platforms operated by us and third parties.

We put in place a complete RTA online user acquisition model, further improved the efficiency and accuracy of user identification by optimized iteration of pre-lending and lending channel models, and significantly increased the conversion rate of user acquisition. In 2023, through various scenarios across industries, we took new initiatives to acquire high-quality customers at low cost by rapidly expanding into and accessing channels in different categories including payment, lifestyle services, transportation, e-commerce, pan-entertainment, travel and lodging, mini-programs, and other scenarios. In 2023, the GMV per active user on our platform increased by 36.6% compared to 2022, excluding technology empowerment SaaS products.

We also continued to optimize our offline user acquisition channels and achieved, without incremental staffing for our offline team, growth of 37.9% in transaction volume per order compared to 2022. There was 0.8% decrease of monthly user acquisition efficiency (based on monthly GMV per person), partly due to more strict credit standards resulting in a more healthy balance between loan volume and risk performance, and also due to an increased portion of new sales persons who usually generate less loan volume compared to mature staff in the first couple of months.

Along with improving user acquisition ability and efficiency, we further refined the credit rating system of our existing user cohorts through data and model optimization, as a result we are able to improve identification of premium users and effectively explore and satisfy the needs of different user cohorts with customized operating strategies, and significantly enhanced user satisfaction and retention. The GMV generated by our existing active users increased by 30.9% in 2023 year-over-year.

We also provide our users with a wide variety of products and superior user experience through our e-commerce platform, which significantly enhances our user retention. We have further expanded and enriched the offerings in the existing categories and brands of products offered on the platform, such as cosmetic products, trendy apparels, and daily necessities, enabling young customers to meet their increasing daily consumption needs on our e-commerce platform. In 2023, our total GMV increased by 20.5% and e-commerce GMV per active user increased by 14.7% on a year-over-year basis from 2022.

Our Institutional Customers and Partners

We benefit from our position of having diversified funding sources. We primarily finance the loans to users through funding provided by commercial banks, consumer finance companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securities. We refer to these funding sources collectively as our institutional funding partners. In 2023, institutional funding accounted for 100% of our newly funded loans.

We had cumulatively served over 150 funding partners as of December 31, 2023. The outstanding balance of funds provided by institutional funding partners increased from RMB100.6 billion as of December 31, 2022 to RMB125.6 billion (US$17.7 billion) as of December 31, 2023.

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

Armed with the long-standing cooperation with our institutional funding partners, a deep understanding of their needs and trust accumulated over the years, we started to offer credit digitalization solutions in the second half of 2021 to become a trusted co-builder of their retail and credit digitalization, helping financial institutions build up core competences of in-house products and facilitating their journey towards digitalization. We provide digitalized solutions throughout the credit process of loan products, including channel co-building, product co-developing, joint risk management, whole life cycle operation and customer service. We are committed to helping institutional funding partners boost their business by improving brand recognition, acquiring high-quality user assets, and managing risks more effectively. As of December 31, 2023, we have provided fintech upgrade service to eight of our institutional funding partners.

Our Unique Risk Management Capabilities

In 2023, we undertook a comprehensive upgrade of our overall risk management system to consistently enhance our risk management efficiency and risks identifying capability, as well as to optimize the structure of our customer base. The upgrade focused primarily on several aspects, including data mining and model development, strategy upgrade, post-loan management, and overall operational ability building.

Data Mining and Model Development

On the data front, we continuously intensified our efforts in mining and utilizing data from third-party sources and internal databases. Through in-depth joint-modeling with nine leading companies possessing proprietary datasets and extensive exploration of both internal and external ecosystem data, we have developed a dataset comprising tens of thousands of dimensions that include qualification profiles (such as profession, income, and assets), credit demand (such as usage of funds, preferences for credit limits, and pricing preferences), and credit risk, based on online behaviors, payment transactions, and historical credit information.

Our efforts in model development focused on strengthening the introduction and application of cutting-edge algorithms, which enables us to expand our customer identification capabilities across different time periods and geographical locations. Using abundant scenario data and advanced model algorithms, we conducted comprehensive iterative upgrades across our core business lines, including consumer finance, inclusive finance, and e-commerce. This led to the completion of coverage and optimization of profile models, customer acquisition models, risk rating models, and response rate models throughout the entire customer lifecycle. Our RTA (Real-Time Auction) model, deeply customized in collaboration with the distributor side, has increased customer acquisition efficiency by over 50%. Various uplift models based on causal inference have increased the customer response rate by more than 30%. Additionally, the integration of deep learning into various risk models has improved the identification performance by more than 30%.

Refined Customer Segmentation and Strategy Enhancement

We restructured our customer segmentation system, categorizing customers into four main types: super-prime, prime, near-prime and subprime. This categorization is based on customer basic information, profiles, and risk scores. Compared to our previous segmentation methodologies, this restructuring significantly improved risk differentiation and segmentation stability. Based on the new customer segmentation, the risk strategy and operational system throughout the customer lifecycle in our consumer finance business was restructured, resulting in a 35% increase in credit approval rates and a 10% reduction in risk for new customer loans.

For new customers, we increased our utilization of high-quality traffic while upgrading the new customer risk management system, effectively enhancing the attractiveness of our offers for high-quality customers. This approach, coupled with our enhanced identification of high risk customers, significantly increased the volume of our acquisition for new customers. For existing customers, based on segmentation of customers, comprehensive restructuring of credit limit management system, pricing management system and transaction access system, the proportion of our high-quality assets has consistently increased month-over-month. On customer retention and re-engagement, we have established a real-time anti-churn system alongside a re-engagement strategy to maximize the growth of our manageable customer base. With further refinements to our customer segmentation system, we have been progressively rolling out tailored product management and strategic frameworks across diverse customer segments, thereby unveiling growth opportunities for new prime business.

Post-lending Management

We have adopted a tailored approach to managing overdue customers based on factors such as the number of days overdue, C-card models, customer reachability, and repayment difficulty. We have integrated appropriate collection tools and human resources to promote recovery while ensuring compliance with regulatory requirements. In terms of collection methods, we employ differentiated collection strategies based on the various stages of delinquency. For short-term delinquent assets, collections are primarily conducted through instant message reminders and intelligent voice robots which send repayment pushes. For mid-term delinquent assets, a combination of the expertise of our internal collection team and the extensive experience of external collection agencies is utilized for manual collections, ensuring efficiency and precision. For long-term delinquent assets, we work through external professional collection agencies to handle the collections, maximizing recovery outcomes. We have developed an integrated collection model that combines mediation, litigation, and legal preservation, leveraging multiple high-quality channels to complement each other and enhance the effectiveness of recovery through effective and compliant collection methods.

Overall Operational Ability Building

We have further enhanced our risk management tools, establishing a standardized risk strategy management process and framework that offers standardized data integration and decision-making outputs, along with highly visualized and complex decision-making capabilities. This significantly improved the operational efficiency of our risk management system, enabling us to support rapid strategy iteration and the launch of new business products. The upgraded risk management system robustly supports the end-to-end standardized linkage between the risk management and marketing systems, further strengthening the systematic and refined operation of our overall business.

In parallel with accelerating the implementation of these risk management upgrades, we have onboarded a group of outstanding mid-to-senior level risk management talents from leading players in the industry to enhance our core competitiveness. Their expertise and rich experience have helped us achieve new breakthroughs in the field of risk management.

Technology and Security

Technology has been our driving force and core competency. Our business success and growth of operation results sit on our strong technological capabilities and innovations. Our research and development expenses in 2023 amounted to RMB513 million (US$72 million), representing 3.9% of our operating revenue in 2023 and a year-on-year decreased by 12%. Our strong commitments to technology and research and development talents, as well as abundant investments in research and development resources have empowered us to maintain our industry-leading technology capabilities, which have laid a solid foundation for our seamless user experience, continuous improvement in operational efficiency, robust information security of our platform, and various innovative initiatives.

Data Security Management and Capability Building

In 2023, we updated and published the Data Security Management System, which outlines the management principles for each phase of the data lifecycle, including collection, transmission, storage, use, sharing, and destruction. This ensured the security of user information at all stages. We enhanced the data security awareness and skills of our personnel through regular security training, drills, assessments, and evaluations, thereby strengthening their abilities to identify risks, prevent breaches, and respond effectively to risks.

We optimized our API security control platform, achieving effective prevention of API attacks and ensuring comprehensive traceability throughout all processes. This enhancement enables timely and precise risk identification and warnings during the usage of business APIs, effectively safeguarding consumer rights. Upgrades were made to our partner management and data sharing platforms, enhancing the security and controllability of data flows. We strengthened our data security measures through encryption, data masking, backups, recovery, isolation, and leak prevention, ensuring data integrity, availability, and confidentiality. Additionally, we filed two information security patents that enhance the efficiency of handling security incidents from the perspectives of sensitive information identification and leak path tracing, fortifying our baseline for information security defenses.

We continued to refine our information security practices, maintaining a record of zero data breaches since the launch of our data protection and governance systems. In 2023, we issued over 75.5 million anti-fraud alerts to users and intercepted 210 million data security threats, supporting our continued business development and innovation.

Moreover, we received several awards from well-recognized organizations in 2023, including the national-level Data Security Management Capability certification (DSMC), being among the firsts in pilot program to pass the personal information protection assessment organized by China Cybersecurity Industry Alliance (CCIA), the “Security Innovation Award” granted by the Cloud Security Alliance (CSA). Moreover, our API security control and governance were recognized as an “Excellent Case of API Governance Application 2023” awarded by the China Academy of Information and Communications Technology.

Risk Management Technology System Upgrade

We established a standardized strategy management process and framework that provides standardized data access and decision output, as well as highly visual and complex decision-making capabilities. This resolves issues previously encountered in risk management, such as dispersed strategy management, low efficiency of strategy iterations, real-time inadequacies in user identification models, and lack of standard linkage between risk management and operations.

The upgrade to our risk management technology system has enhanced its overall operational efficiency, allowing us to rapidly adapt to changes in strategy iterations and support launches of new business products. It has improved our ability to identify and assess user risks accurately and real-time and supports end-to-end standardized linkage with the marketing system, enabling more systematic and refined operations across the company.

Furthermore, based on the upgraded capabilities of the risk management technology system, we have laid a solid foundation for future developments in risk management strategy simulation, automatic strategy recommendation, risk effect tracking, and proactive alerts, establishing robust groundwork for intelligent risk management capabilities.

Data-Driven and Refined Marketing System

By utilizing the big data Customer Data Platform, we analyze customer data to create detailed user profiles, aiding in the development of refined user stratification strategies and the provision of tailored marketing plans based on user behavior, preference, and historical transaction data. Through the strategy simulation system, we simulate and predict the effects of different marketing strategies, optimizing the process and enabling the operations team to configure and adjust strategies more intuitively and efficiently through visualization tools. Leveraging AI large model capabilities, we accurately identify the optimal times to engage with users, significantly improving user experience. By integrating with the intelligent experimentation platform and combining experimental data, we have continuously tested and improved product functionalities and user experiences to ensure product updates better align with user needs. Through real-time analysis capabilities of the big data platform, we monitor key business indicators, customer behaviors, and conversion rates, allowing us to promptly adjust marketing strategies. Through these continuous iterations, we are driving our marketing activities to be more efficient and intelligent toward data-driven decision-making and marketing automation.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 193 patents in China and have applied for 205 additional patents with the PRC State Intellectual Property Office. We have registered 208 software copyrights and 19 copyrights for artworks with the PRC National Copyright Administration. We have 174 registered domain names, including lexin.com, lexinfintech.com, and fenqile.com. As of the date of this annual report, we had 491 registered trademarks, including our “ ,” “,” and “” trademarks.

Insurance

We provide social security insurance including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing provident fund plans through a PRC government-mandated defined contribution plan for our employees. We also purchased vehicles insurance and directors and officers liabilities insurance. We do not maintain business interruption insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

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

We are regulated by various government authorities, including, among others:

•
the MIIT, regulating the telecommunications and telecommunications-related activities including the internet information services and other value-added telecommunication services;
•
the People’s Bank of China, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;
•
the CBIRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment Restrictions

The PRC Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the PRC Company Law. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the third revised Company Law, which made further amendments such as improving the company’s establishment and exit system, optimizing the company’s organizational structure, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc., and will take effect on July 1, 2024. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail.

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective in January 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective in January 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

•
Negative List. Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Encouraged Industries for Foreign Investment (Edition 2022) and the 2021 Negative List, was promulgated by the Ministry of Commerce and the NDRC in December 2021 and became effective on in January 2022. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The negative list, in a unified manner, lists the restrictive measures for the entry of foreign investment. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the 2021 Negative List. We provide the value-added telecommunication services that are restricted to foreign investment through the consolidated variable interest entities.
•
Information Reporting System. The Foreign Investment Law provides that a foreign investment information reporting system shall apply to the foreign-invested enterprises. In December 2019, the Ministry of Commerce and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, which became effective in January 2020 and superseded the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises on the same date. Pursuant to these measures, since January 1, 2020, foreign investors that carry out investment activities directly or indirectly in China and the relevant foreign-invested enterprises shall, through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR, disclose their investment information to the competent authorities by submitting reports related to the establishment, modification and cancelation of corporations, and their annual reports.
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

In December 2020, the NDRC and the Ministry of Commerce promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The Foreign Investment Security Review Mechanism in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Foreign Investment Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

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

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business. According to the notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license. The 2021 Negative List stipulates that the ultimate foreign equity ownership in a value-added telecommunications service provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors.

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

Administration of mobile internet application information services is strengthened through the Regulations for Administration of Mobile Internet Application Information Services, or the MIAIS Regulations, issued in June 2016 and amended in June 2022, effective in August 2022. The MIAIS Regulations were enacted to regulate application information services and application distribution services which engage in Internet application stores and others. App providers and application distribution platforms are required to obtain relevant qualifications pursuant to PRC laws and regulations. The amended provisions also outline the requirements for application providers, which include, among others, (i) verifying user identity information; (ii) obtaining an internet news and information services license or other administrative licenses for information services; and (iii) establishing a mechanism for examining the content of the information. In particular, the amended provisions stipulate the obligations in relation to cybersecurity, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information.

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained (i) certain value-added telecommunications service license for the operation of domestic call center service from MIIT in May 2022, which will remain valid until May 2027; and (ii) certain value-added telecommunications service license for online data processing and transaction processing from the Guangdong Administration of Telecommunications in July 2019, which will remain valid until July 2024. Mengtian Technology, one of the variable interest entities, has obtained certain value-added telecommunications service license for the operations of online data processing and transaction processing and internet content service from the Guangdong Administration of Telecommunications in January 2024, which will remain valid until January 2029. Furthermore, it is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

On January 22, 2021, the CAC promulgated the amended Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, effective from February 22, 2021, further clarifies that the providers shall assume primary responsibility for establishing, improving and strictly implementing user registration, information content verification, emergency response, cybersecurity, data security, personal information protections, intellectual properties protections, credit assessment and other administration system. The providers shall take measures such as compound verification to authenticate the identification information of registered users based on mobile phone number, organization code, identity card number, etc., and the providers shall not serve users who fail to provide their real identity information or make false registration. In addition, the providers shall mark the verified official accounts and publicize the content category, the name of the operator, the registered operation address, the organization code, contact information and other registration information according to different natures of the users. If any official accounts violate the laws and regulations, the providers shall take appropriate measures to stop any such violations, such as, notifying the user to make corrections, restricting account functions, suspending information update, stopping advertising, closing or cancelling accounts, keep relevant records and promptly report to the competent authorities.

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

Any violation of the Circular 141 may result in penalties including suspension of operation, orders to make rectification, condemnation, revocation of license, order to cease business operation, and criminal liabilities.

In July 2020, the CBIRC implemented the Commercial Banks Online Lending Measure to formulate the regulation regime for online lending business conducted by commercial banks, which was amended in June 2021. For example, the Commercial Banks Online Lending Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of the personal credit loan extended under such credit shall not exceed one year in the case of repayment of the principal due in a lump sum. Meanwhile, reading of the loan contract by a borrower shall be mandatory in the loan application process and reasonable time limit shall be set therefor. Further more, based on the Administrative Measures for Personal Loans promulgated by the NFRA on February 2 and would be effective on July 1, 2024, lenders (banking financial institutions) shall establish an effective whole‑process management mechanism and risk management for personal loans. The term of loans for personal consumption shall not exceed five years, for a loan of no more than RMB200,000, the relevant contracts and documents may be concluded through e-banking channels (excluding loans for personal housing purposes), and the lender shall make audio and video recordings of the signing process and properly keep the relevant videos where a contract is signed in person. And the lenders are requested to specify the qualifications of the third parties, which are trusted part of specific matters in a loan investigation and shall not entrust a third party to complete the core matters of risk control in a loan investigation involving borrowers’ true intention, income level, debt status, source of proprietary funds and access of an external assessment agency, etc.

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

On March 18, 2024, the NFRA promulgated the Rules on Consumer Finance Companies, which raises the threshold of relevant authorization criteria of consumer finance companies, such as asset scale and operating income of major equity investors, as well as the minimum equity ratio requirement, in a bid to promote shareholders to play a supporting role and assume shareholder responsibility, strengthens supervision on business classification, corporate governance supervision, and risk management, and enhancing consumer protection. This draft also stipulates that (i) a consumer finance company shall implement a list system for the management of cooperative institutions, and classify and manage cooperative institutions according to the contents and risks of cooperation. “cooperative institutions” as mentioned includes but is not limited to all kinds of institutions that cooperate with consumer finance companies in marketing, joint financing, loan issuance, payment and settlement, risk sharing, information technology, overdue collection, etc., (ii) consumer finance companies shall not jointly invest in the issuance of loans with institutions without lending qualifications; It shall not accept credit enhancement services provided by institutions without guarantee qualification and failing to meet the requirements of credit insurance and guarantee insurance operation supervision; No relaxation of loan quality control due to the introduction of guarantee and credit enhancement; (iii) The consumer finance company shall sign a cooperation agreement with the cooperative institution, clearly stipulate necessary conditions, and the cooperative institution shall promise to cooperate with the consumer finance company to accept the inspection of the regulatory authorities and provide relevant information and materials. The cooperative institution shall be required not to collect interest fees from the borrower in any form, except for financial institutions, insurance companies and cooperative institutions with guarantee qualifications that jointly invest in the issuance of loans.

Regulations Relating to Loan Interest

The Civil Code of PRC, which was promulgated by the National People’s Congress in May 2020 and became effective in January 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations and the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

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

In December 2020, the Supreme People’s Court issued the Decision on Amending the Provisions of the Supreme People’s Court on Several Issues the Application of Law in the Trial of Private Lending Cases (2nd Revisions in the year of 2020), which amended several provisions of the 2015 Judicial Interpretation including the upper limit of judicial protection for private lending interest rates. The Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the People’s Bank of China, on the 20th of each month since August 20, 2019. According to the Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court.

In addition, the Supreme People’s Court issued the Official Reply to Issues on the Application of the Interpretations of the Supreme People’s Court of New Private Lending in December 2020, and it became effective in January 2021. The official reply confirms that any disputes arising from the relevant financial business conducted by the microcredit companies, financing guarantee companies, regional equity market, Pawn Enterprises, financial leasing companies, commercial factoring companies and local assets management companies that are supervised by the local financial supervision governmental authorities, shall not apply to the Interpretations of the Supreme People’s Court of New Private Lending.

In March 2021, the People’s Bank of China releases the Announcement No. 3 to ensure orderly competition in the loan market and protect the legitimate rights and interests of financial consumers, all loan products are required to expressly list their annualized interest rates, specifically: (i) all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. Daily and monthly interest rates may also be displayed if necessary, but not more prominently than the annualized interest rates; (ii) lending institutions include but are not limited to depository financial institutions, automobile finance companies, consumer finance companies, micro-lending companies, and internet platforms that advertise or display loan services; (iii) the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment; and (iv) the calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

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

In May 2017, the CBIRC, the Ministry of Education and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, which provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all campus online lending business conducted by the online lending information intermediaries shall be suspended and the outstanding balance of campus online lending loans shall be gradually reduced until reaching a zero balance.

In February 2021, the CBIRC, the People’s Bank of China, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirm from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising which came into force in January 2011 and was revised in March 2022. These judicial interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all of the following four criteria: (i) the fund-raising without the legal permit of the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as the Internet, social media, promotion meetings, leafleting and messaging service advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the judicial interpretations, an offender will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) in an amount exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000. Also, an offender will be subject to criminal liabilities if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form in an amount exceeding RMB500,000 or with the direct economic loss caused to fund-raising targets exceeding RMB250,000 and concurrently falls under the following circumstances (i) where it/he has been criminally prosecuted for illegal fund-raising, (ii) where it/he has been had been subject to administrative punishment for illegal fund-raising within two (2) years, or (iii) where there is adverse social impact or other serious consequences.

In January 2019, the Supreme People’s Court, Supreme People’s Procuratorate and Ministry of Public Security issued the Opinions on Handling Criminal Cases of Illegal Fund-raising, which further clarified, among other things, that the PRC financial administration laws and regulations shall be considered as the basis for determining the illegality of illegal fund-raising.

To further clarify the criminal liability and punishments relating to illegal loan facilitation, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Opinions on Several Issues Concerning Handling Criminal Cases involving Illegal Loan Lending in July 2019, which became effective in October 2019. Pursuant to these opinions, anyone who illegally offers loans to unspecific targets (including entities and individuals) in the society for profit-making purposes without the approval by the regulatory authorities or beyond its business scope ten times or more within two years, which disturbs the financial market order and involves serious circumstances, shall be convicted of the crime of illegal business operation and punished accordingly in accordance with the PRC Criminal Law. These opinions also clarified that, to involve “serios circumstances,” the illegal lendings shall fulfill the condition that the actual annual interest rate exceeds 36%, provided that the introduction fee, consulting fee, management fee, overdue interest and liquidated damages shall be included in the calculation of actual annual interest rate.

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

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBIRC and the People’s Bank of China in May 2008 allows provincial governments to approve the establishment of microcredit companies on a test basis. Based on this guidance, many provincial governments in China, including that of Jiangxi Province, promulgated local implementation rules on the administration of microcredit companies. For example, Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, promulgated Measures for the Supervision and Administration of Microcredit Companies in Jiangxi Province in March 2022, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microcredit companies, in accordance with which, among other requirements, (i) the microfinance companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the registered capital of a microfinance company shall not be less than RMB30 million, while the registered capital of a microfinance company applying for carrying out small loan businesses or establishing branches outside the place of registration (only within the administrative region of Jiangxi Province) shall not be less than RMB50 million.

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

The Interim Measures for the Administration of Network Microcredit Companies Business (Draft) was released by the CBIRC and the People’s Bank of China in November 2020 to solicit public comments. The draft measures makes it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The draft measures would expressly prohibit loans from being used to invest in bonds, stocks, financial derivatives, or asset management products to purchase houses or to repay mortgage loans. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2023 and will remain valid until August 2024.

Regulations Relating to Financing Guarantee

In March 2010, the CBIRC, the NDRC, the MIIT, the Ministry of Commerce, the People’s Bank of China, the SAIC and the Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies. The Tentative Administrative Measures for Financing Guarantee Companies require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. The Financing Guarantee Regulations define “financing guarantee” as a guarantee provided for the debt financing (including the extension of loans or issuance of bonds), and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties including banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB1,000,000 and criminal liabilities. The Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

In April 2018, seven PRC regulatory agencies including the CBIRC, the NDRC and the MIIT jointly issued four supporting documents, including Administration Measures for the Permits to Conduct Financing Guarantee Business, Measures for the Calculation of Outstanding Financing Guarantee Liabilities, Administration Measures for the Assets Ratio of Financing Guarantee Companies, and Guidelines to the Cooperation by and between the Banking Financial Institutions and Financing.

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

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our platform, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in November 2019, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang New Area Mengtian Financing Guarantee Co., Ltd., a subsidiary newly established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019. The license was re-issued in August 2021, and the registered capital set forth therein is equal to RMB1.0 billion. In addition, Hainan Xinchuang Aurora Financing Guarantee Co., Ltd., a subsidiary newly established by Beihai Aurora has obtained the license to conduct financing guarantee business in July 2023,and the paid-in capital set forth therein is equal to RMB100 million.

In December 2021, the People’s Bank of China issued the Regulations for Local Financial Supervision and Administration (Draft) to solicit public opinions, which clarifies the responsibilities of local financial regulatory authorities and outlines the principles for regulating illegal financial activities of local financial organizations including micro-loan companies and financing guarantee companies.

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

Regulations Relating to Credit Reporting Business

The PRC government has adopted several regulations governing personal credit reporting businesses. These regulations include the Regulation for the Administration of Credit Reporting Industry, enacted by the State Council and became effective in March 2013, and the Management Rules on Credit Agencies, issued by the People’s Bank of China, in the same year.

The Regulation for the Administration of Credit Reporting Industry defines “credit reporting business” and “credit reporting agency” for the first time. According to the Regulation for the Administration of Credit Reporting Industry, “credit reporting business” means the activities of collecting, organizing, storing and processing “credit-related information” of individuals and enterprises, as well as providing such information to others, and a “credit reporting agency” refers to a duly established agency whose primary business is credit reporting. Besides, the Regulation for the Administration of Credit Reporting Industry and the Management Rules on Credit Agencies stipulate that the establishment of a credit reporting agency to engage in personal credit reporting business shall be subject to the approval of the People’s Bank of China, and the requirements for such establishment. The requirements for such establishment include: (i) its major shareholders have a good reputation and do not have any record of major violation of law or non-compliance in the past three years; (ii) its registered capital shall not be less than RMB50 million; (iii) it has the facilities, equipment, systems and measures for the protection of information security which comply with the provisions of the People’s Bank of China; (iv) the proposed candidates for directors, supervisors and senior management personnel shall be familiar with the laws and regulations relating to credit reporting business, shall possess the work experience and management capabilities in the credit reporting business required for performance of their duties, shall not have any record of major violation or non-compliance during the past three years, and shall have obtained the appointment qualifications approved by the People’s Bank of China; (v) it has a proper organizational structure; (vi) it has proper internal control systems for business operation, information security management, compliance management, etc.; (vii) its individual credit information system shall satisfy the standard of National Information System Security Level Protection Level 2 or above; and (viii) it satisfies any other prudential requirements stipulated by the People’s Bank of China. Entities engaged in personal credit reporting business without such approval may be subject to penalties, including ban of business, confiscation of revenues related to personal credit reporting business, fines of RMB50,000 to RMB500,000 or criminal liabilities. The Regulation for the Administration of Credit Reporting Industry also requires entities to ensure the security of personal information by setting business rules for personal credit reporting business, prohibiting collecting certain personal information (e.g., religion, finger print), and providing rights for the individuals with respect to their personal information (e.g., inquiry, objection, complaint).

The Management Rules on Credit Agencies enacted by the People’s Bank of China is based on the Regulation for the Administration of Credit Reporting Industry, and further detailing the rules with respect to the administration for the credit reporting agency, including the rules to establish, change, deregister a credit reporting agency, the rules for the daily operation of a credit reporting agency, etc.

In September 2021, the People’s Bank of China released the Measures for Credit Reporting Business, which took effect in January 2022. The Measures for Credit Reporting Business defines “credit information” as information that “serves the financial and economic activities and is used to determine individuals and enterprises credit status, which refers to basic information, loan information and other relevant information collected in accordance with the law and other information originated from analysis and evaluation of individuals and enterprises’ credit status based on the foregoing information.” It applies to entities that carry out credit reporting business and “activities relating to credit reporting business” in China. Separately, entities “actually providing credit reporting services” in the name of “credit information service, credit service, credit evaluation, credit rating, credit repair and etc.” are also subject to the Measures for Credit Reporting Business. The Measures for Credit Reporting Business provides rules on credit reporting business and credit reporting agencies, including that (i) the credit reporting agencies shall collect credit information following the “minimum and necessary” principle and must not collect credit information by unlawful means, (ii) information user shall not abuse credit information, and shall use credit information for legal and legitimate purpose , (iii) credit reporting agencies shall take measures to ensure the credit information security, and establish emergency and report system for incidents, (iv) the database of the domestic credit reporting agencies shall be set up in the territory of the PRC, (v) credit reporting agencies shall comply with related laws and regulations when providing credit information to the overseas, and (vi) the credit reporting agency shall report to the People’s Bank of China the information processors who collaborate with such credit reporting agency with respect to the collection, storing, processing and analyzing credit information. Any agency carrying out personal credit reporting without the necessary permit should complete the compliance rectification within 18 months after the implementation date of the Measures for Credit Reporting Business.

In addition, on July 7, 2021, the Credit Information System Bureau of the People’s Bank of China further issued a notice, or the Notice Relating to Disconnecting Direct Connection, to 13 internet platforms (not including us), requiring the internet platforms to achieve a complete “disconnected direct connection” in terms of personal information with financial institutions, meaning that the direct flow of personal information from internet platforms that collect such information to financial institutions is prohibited, and each internet platform which has been informed is required to formulate a rectification plan accordingly. Although the 13 internet platforms do not include us, we have taken several adjustment measures to maintain compliance with the Measures for Credit Reporting Business and the Notice Relating to Disconnecting Direct Connection.

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interest, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interest, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the PIPL.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the NRTA, the CSRC, the National Administration of State Secrets Protection and the National Cryptography Administration jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. The scope of review under the Cybersecurity Review Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Cybersecurity Review Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Cybersecurity Review Measures also provides that if the relevant authorities consider that certain network products and services, or data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Cybersecurity Review Measures also elaborates the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing and risks of cyber information security.

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

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The provisions state that, all organization or individual shall not abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On July 6, 2021, the Standing Committee of Shenzhen Municipal People’s Congress issued the Data Regulations of Shenzhen Special Economic Zone which took effective on January 1, 2022. These regulations further clarify the responsibilities of local regulatory authorities in Shenzhen regarding data protection and administration, and provide, among others, more detailed provisions in relation to recommendation of personalized products or services based on user portraits, use of biometric data.

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

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, which was promulgated by the National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

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

In July 2023, the MIIT issued the Notice on Filing of Apps, which came into effect on the same date. According to the Notice 105, App operators engaged in Internet information services within the territory of the PRC shall undergo the filing formalities in accordance with the Law of the PRC on Combating Telecom and Online Fraud, the Administrative Measures on Internet Information Service, and other provisions. Those that fail to do so shall not engage in App-related Internet information services. Meanwhile, Apps that have started business before the issuance of the Notice on Filing of Apps shall, as required by the Notice on Filing of Apps, undergo through their network access service providers and distribution platforms the filing formalities with the provincial-level communications administration where its domicile is located from September 2023 to March 2024.

Regulations Relating to Personal Information and Privacy Protection

The PRC Constitution states that the PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party.

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

In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019.

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

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the PIPL which took effect on November 1, 2021. The PIPL integrated provisions from several rules with respect to personal information rights and privacy protection. According to the PIPL, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). In addition, it imposes further obligations on a personal information processor that provides for important internet platform services and has large amount of users and complicated business activities, including establishing a sound compliance system for personal information protection in accordance with the provisions of the State and setting up an independent agency mainly composed of external members to supervise personal information protection, formulating platform rules specifying the standards for the processing of personal information by product or service providers on the platform and the obligations to protect personal information following the principles of openness, fairness and impartiality, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In addition, in 2023, the CAC issued a few drafts for public comments related to personal information protection including the Administrative Measures for the Compliance Audit of Personal Information Protection (Draft for Comment), which states that such draft shall apply to the regular compliance audits of personal information protection by personal information processors, or the compliance audits of their personal information processing activities by a specialized agency entrusted by such processors as required by the authorities performing duties of personal information protection, as well as the supervision and administration of compliance audits of personal information protection, and the Administrative Provisions on the Application Security of Facial Recognition Technology (Draft for Comment), which states that (i) users of facial recognition technology shall, when processing facial information, make assessment n the impact of personal information protection in advance and record the processing, and (ii) any user of facial recognition technology that uses facial recognition technology in public places or stores the facial information of more than 10,000 people shall submit the filings with the local cyberspace authority at the prefectural level or above within 30 working days, both issued in August, 2023.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require the internet finance industry, to comply with certain anti-money laundering requirements, including establishing a user identification program, monitoring and reporting of suspicious transactions, preserving user information and transaction records, and providing assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The People’s Bank of China will formulate implementation rules to further specify the anti-money laundering obligations of the internet finance industry.

In October 2018, the People’s Bank of China and the CSRC jointly released the Administrative Measures for Anti-Money Laundering and Anti-Terrorism Financing of Internet Financial Institutions (for Trial Implementation), which became effective in January 2019. The Anti-Money Laundering Measures for Internet Financial Institutions provides that the institutions engaging in internet finance business, including online payment, online lending, and online lending information intermediary business, shall be subject to the obligation of anti-money laundering and anti-terrorism financing, and further refined and detailed requirements of verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, and other anti-money laundering obligations. The Interim Measures also stipulated the anti-money laundering obligations of an online lending intermediary therein.

In April 2021, the Measures for Supervision and Administration of Anti-Money Laundering and Anti-Terrorism Financing of Financial Institutions was released by the People’s Bank of China officially and will take effect on August 1, 2021. According to these measures for Financial Institutions, the following financial institutions duly established within the PRC territory are clearly required by the People’s Bank of China to fulfill anti-money laundering and anti-terrorism financing related obligations: (i) developmental financial institution, policy banks, commercial banks, rural cooperative banks, rural credit cooperatives and village/township banks; (ii) securities companies, futures companies and fund management companies; (iii) insurance companies and insurance asset management companies; (iv) trust companies, financial asset management companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies, loan companies and wealth management subsidiaries of commercial banks; and (v) other financial institutions that shall perform their obligations of anti-money laundering and counter-terrorism financing as determined and announced by the People’s Bank of China. Besides, such obligations also apply to the non-bank payment institutions, banks card organization, fund clearing center, microcredit companies engaging in the internet microcredit lending business and the institutions engaging exchange business, funds sales business, insurance agency and brokers business. The People’s Bank of China and its branches shall carry out the supervision and administration of the financial institutions’ work with regard to the anti-money laundering and anti-terrorism financing pursuant to the relevant laws and regulations. The measures require the financial institutions to draft and improve the anti-money laundering and anti-terrorism financing internal control policy, evaluate the anti-money laundering and anti-terrorism financing risks, establish the risks management mechanism according to its risks conditions and operation scale, construct anti-money laundering information system, and set up or appoint institutions equipped with qualified staff, to perform its anti-money laundering and anti-terrorism financing obligations.

On June 1, 2021, the People’s Bank of China released the Anti-Money Laundering Law (Draft for Comment), which expanded the definition of Anti-Money Laundering to money laundering activities that in concealing and covering up by various means the source and nature of the proceeds and revenues from any crimes instead of just limited to seven kinds of crimes in the 2007 version Anti-Money Laundering Law. The draft also broadened the scope of financial institutions and the special non-financial institutions subject to the performance of the duties of anti-money laundering.

We have implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes.

Regulations on Financial Consumers Protection

The Measures for Financial Consumer Protection promulgated by the People’s Bank of China on September 15, 2020 came into force on November 1, 2020. Pursuant to the Measures for Financial Consumer Protection, the non-bank payment institution shall adopt a series of internal management measures to protect the rights and interests of financial consumers, including optimizing rules and policies as well as establishing a sound working mechanism and formulating an effective internal control system for protecting the rights and interests of financial consumers. Furthermore, it clearly states that financial information of consumers shall be used for the purpose in compliance with laws and regulations and agreed by both parties and kept in strict confidential, and no leakage or illegal disclosure to other parties shall be allowed, and institutions are required to set up a management system for the usage of financial information of consumers and implement technologies and other measures as necessary to properly maintain and store the financial information of consumers collected.

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

Regulations Relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the SAIC adopted the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant’s business licenses or a link to such business license. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products. Moreover, consumers are generally entitled to return the products sold by an online trading operator within seven days upon the receipt thereof and are not required to provide reasons for such return. In addition, the Online Transactions Measures specifies that online distributors or related service operators, as well as marketplace platform providers, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including carrying out any fictitious transactions and deleting any unfavorable comments.

In April 23, 2019, the National People’s Congress Standing Committee implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB200,000 to RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

In August 2018, the National People’s Congress Standing Committee promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. Moreover, the E-Commerce Law requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses; failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 and RMB100,000.

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

Regulations Relating to Internet Advertising and Marketing

In April 2015, the National People’s Congress Standing Committee promulgated the PRC Advertising Law, which was amended on October 26, 2018 and April 29, 2021 respectively. Pursuant to the PRC Advertising Law, the contents of advertisements shall be authentic and legal, expressed in healthy form, and shall not contain any information that is false or confusing. Violation of these provisions may result in penalties, including fines, orders to cease dissemination of the advertisements and orders to eliminate impact within the corresponding scope.

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

In addition, the SAMR issued the Measures for Administration of Internet Advertising , or the Measures for Internet Advertising, on February 25, 2023 and became effective on May 1,2024, simultaneously repealing the Internet Advertising Interim Measures,, which highlights that if the internet broadcast constitutes commercial advertisements, a product seller or service provider shall bear the responsibilities and obligations of the advertiser in accordance with the applicable laws and regulations,, and any advertisements for medical treatment, pharmaceuticals, medical devices, pesticides, veterinary drugs, health food, formula food for special medical purposes and other advertisements which are subject to censorship as required by laws and administrative regulations shall be subject to censorship by advertisement censorship authorities prior to the publication, and such advertisements shall not be published without going through examination.

The Circular of the People’s Bank of China, the CBIRC, the China Securities Regulatory Commission and the State Administration of Foreign Exchange on Further Regulating Financial Marketing Campaigns, which was promulgated on December 20, 2019 and became effective on January 25, 2020, regulates that market players who have not obtained the corresponding qualification for the financial business may not carry out marketing related to such financial business, except that information release platforms and the media are entrusted by the financial product operators or financial service providers CSRC that have obtained the qualification for the financial business with the financial marketing in accordance with the law. According to the Announcement No. 3 issued by the People’s Bank of China, all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

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

Regulations Relating to Product Quality and Consumer Rights Protection

Pursuant to the Product Quality Law of PRC promulgated by the National People’s Congress Standing Committee in February 1993, and as amended in July 2000, August 2009 and December 2018 respectively, a seller must establish and practice a check-for-acceptance system for replenishment of its stock, and examine the quality certificates and other marks and must also adopt measures to keep the products for sale in good quality. Violation of the Product Quality Law of PRC could result in various penalties, including the imposition of fines, suspension of business operations, revocation of business licenses or criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, the Administrative Regulations on Internet Transactions, the E-Commerce Law and the Regulations on the Implementation of the Law of PRC on the Protection of the Rights and Interests of Consumers promulgated by the State Council on March 15, 2024, which will take effect on July 1, 2024, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

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

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which was amended on June 24, 2022 and took effect on August 1, 2022, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. The PRC Anti-Monopoly Law requires that operators may not use data and algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors prohibited by this law. Furthermore, this law stipulates for increasing the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition,” and also requires the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

The Guidelines for Management of Outsourcing Risks of Banking Financial Institutions issued and effective on June 4, 2010, requires banks engaging in outsourcing to establish outsourcing risk management guidelines and incorporate these guidelines into their overall risk management systems. These guidelines, which generally regulates outsourcing by banks, defines “outsourcing” as an act whereby a banking financial institution commissions some business activities originally handled by itself to a service provider for sustained operations and such service provider may be an independent third party, a subsidiary, an affiliated company, or a related party established in or outside China by the parent company of the banking financial institution or its affiliates.

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

In addition, on November 11, 2022, the CBIRC issued a draft of the Law of the People’s Republic of China on Banking Regulation (Exposure Draft for Revision) for public comments. The draft defines “banking financial institutions” as policy banks, commercial banks, rural credit cooperatives, financial asset management companies, trust companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, money brokerage companies, wealth management companies, financial asset investment companies and other financial institutions established within the territory of the PRC with the approval of the banking regulatory authorities. The CBIRC shall be responsible for regulating banking financial institutions. The draft stipulates that third-party agencies in the banking sector that provide information technology services to banking financial institutions shall comply with relevant provisions of the State and the banking regulatory agency under the State Council on information technology business of banking financial institutions, and the CBIRC shall have the power to take the measures to carry out on-site inspection over the organizations that provide information technology services.

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

Patent. The Patent Law of the PRC, promulgated in December 2008 and effective since October 2009, provides for patentable inventions, utility models and designs. A revised Patent Law was published in October 2020 and became effective in June 2021, and the Implementation Rules of the Patent Law of the PRC (Revised in 2023) most recently amended on December 11, 2023, and took effect on January 20, 2024. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

Trademark. The Trademark Law of the PRC, promulgated in April 2019 and effective since November 2019, or the Trademark Law, and the rules implemented thereunder protect registered trademarks. The PRC Trademark Office of the CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. In addition, on January 13, 2023, the CNIPA issued the Draft Revision to the Trademark Law of the People’s Republic of China for public comments. The draft revision stipulates that: (i) an application for registration is applied may not be identical to a prior trademark for the same kind of commodity that the applicant has applied for earlier, has been registered, or has been deregistered, revoked or invalidated by public notice within one year before the date of application; (ii) Applicants shall not apply for trademark registration in bad faith; (iii) A trademark registrant shall, within the 12-month period from expiry of every five-year period with effect from the date of approval of trademark registration, explain to the CNIPA the use of the said trademark on the approved commodities or a proper reason for non-use of the said trademark.

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

We have registered 193 patents in China, and have applied for 205 additional patents with the PRC State Intellectual Property Office. We have registered 208 software copyrights and 19 copyrights for artworks with the PRC National Copyright Administration. We have 174 registered domain names, including lexin.com, lexinfintech.com and fenqile.com. As of the date of this annual report, we had 491 registered trademarks, including our “,” “,” and “” trademarks.

Regulations Relating to Labor

Regulations on Labor Contract

The main PRC employment laws and regulations applicable to us include the Labor Law of the PRC, or the Labor Law, the Labor Contract Law of the PRC, or the Labor Contract Law, the Implementing Regulations on the Labor Contract Law of the PRC and other relevant laws and regulations.

The Labor Law was issued by the National People’s Congress Standing Committee on July 5, 1994, took effect on January 1, 1995, and was last amended on December 29, 2018. Under this law, employers should enter into employment contracts with their employees based on the principles of equality, consent and agreement through consultation. Wages will be paid based on the policy of performance, equal pay for equal work, lowest wage protection and special labor protection for female worker and juvenile workers. The Labor Law also requires employers to establish and effectively implement a system of ensuring occupational safety and health, educate employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Employers are also required to pay their employees’ social insurance premiums.

The Labor Contract Law was issued by the National People’s Congress Standing Committee on June 29, 2007, amended on December 28, 2012 and took effect on July 1, 2013. Under this law and its implementing regulations, enterprises established in the PRC must enter into employment agreements with their employees to provide for the term of employment, job duties, work time, holidays and statutory payments, labor protection, working condition and occupational hazard prevention and protection and other essential contents. Both employers and employees will duly perform their duties. The Labor Contract Law also provides for the scenario of rescission and termination. Except for certain situations explicitly stipulated in the Labor Contract Law that are not subject to economic compensation, economic compensation shall be paid to the employee by the employer for the rescission or termination of the employment agreement.

Regulations on Social Insurance and Housing Provident Funds

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the National People’s Congress Standing Committee on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the PRC established social insurance systems such as basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. Employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. Employers must apply for completion of social security registration with the local social security agency within 30 days from the date of incorporation with their business license, registration certificate or corporation seal. Employers that fail to complete social security registration will be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, the employers will be subject to fines ranging from one to three times the amount of the payable social security premiums, and the person(s)-in-charge who is/are directly accountable and other directly accountable personnel will be subject to fines ranging from RMB500 to RMB3,000. If an employer does not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution will order it to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department will impose a fine from one to three times the amount of overdue payment.

According to the Several Provisions on Implementing the Social Insurance Law of the PRC issued by the Ministry of Human Resources and Social Security of the PRC on June 29, 2011 and effective on July 1, 2011, insurance premiums that should be paid by employees will be withheld and paid by the employers. Where an employer fails to withhold and pay the premiums in accordance with these provisions, the social insurance premium collection institution will order the employer to remit within the prescribed time and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date of default as late payment penalty. Employers may not require employees to pay late payment penalties.

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

Pursuant to the Notice of the General Office of the State Council on Promulgation of the Pilot Program for Implementing Consolidation of Maternity Insurance and Basic Medical Insurance for Employees and Opinions of the General Office of the State Council on Comprehensively Promoting the Implementation of the Combination of Maternity Insurance and Basic Medical Insurance for Employees issued on January 19, 2017 and March 6, 2019, maternity insurance and basic medical insurance for employees will be consolidated. On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System. Under the plan, beginning January 1, 2019, tax authorities are responsible for the collection of social insurance contributions in the PRC.

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

Regulations Relating to Tax

Regulations Relating to Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by the National People’s Congress in December 2018 and (ii) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council in January 2008 and amended in April 2019. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, which was effective in January 2011, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%. However, in December 2020, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry was released, which replaced the above-mentioned provision in the Circular 27. It provides that a key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. In April 2021, the Announcement on Income Tax Policies for “Software Enterprises Encouraged by the State” was released, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

In addition, according to the Enterprise Income Tax Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered to be PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the Enterprise Income Tax Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the State Administration of Taxation, in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the State Administration of Taxation in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Regulations Relating to Income Tax for Share Transfers

According to the Circular 7 promulgated by the State Administration of Taxation in February 2015 as amended in December 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

In October, 2017, the State Administration of Foreign Exchange issued Bulletin of the State Administration of Foreign Exchange on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which, among others, repeals certain rules stipulated in Circular 7 on December 1, 2017. The bulletin further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

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

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, promulgated by the State Administration of Taxation in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it should be a company as provided in the tax treaty; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the

PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective in November 2015 and was amended in June 2018. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

In February 2018, the State Administration of Taxation promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties, according to which when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third-party country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases.

In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 35. Circular 35 became effective and superseded Circular 60 in January 2020. Compared to Circular 60, Circular 35 provides that the nonresident enterprises and their withholding agents are not required to submit the supporting documents for tax treaty benefits when performing tax filings. Instead, nonresident enterprises and their withholding agents may retain such supporting documents themselves for the post-tax filing examinations by the relevant tax authorities.

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

In March 2015, SAFE released the SAFE Circular 19, which became effective in June 2015 and was amended in December 2019 and March 2023. SAFE Circular 19 made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises. It also annulled the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 142, and the Notice of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas, and lifted some foreign exchange restrictions under SAFE Circular 142. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using a Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the SAFE Circular 16, which became effective on the same day and was amended in December 2023. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding Renminbi capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in Renminbi that have been sub-lent to the third party.

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

Regulations on M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the SAMR, the CSRC and SAFE, issued the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by the Ministry of Commerce.

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

Approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations came into effect on March 31, 2023, which including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines. The Trial Measures stipulates that both direct and indirect overseas offering and listing activities are subject to regulation, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing by domestic companies apply.

Specifically, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. According to the Trial Measures, no overseas offering and listing shall be made under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller.

According to the Trial Measures, Initial public offerings or listings in overseas markets, or subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall fulfil the filing procedure with the CSRC within 3 working days the relevant application is submitted overseas or the first public disclosure of the specifics of the transaction is made by the listed company. Where a domestic company fails to fulfill filing procedure as stipulated by the Trial Measures or offers and lists securities in an overseas market in violation of the Trial Measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose a fine of between RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. Controlling shareholders and actual controllers of the domestic company that organize or instruct the violations shall be imposed a fine of RMB1,000,000 and RMB10,000,000. Directly liable persons-in-charge and other directly liable persons shall be each imposed a fine of between RMB500,000 and RMB5,000,000.

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

On August 28, 2020, the Ministry of Commerce and the Ministry of Science and Technology jointly issued the Catalogue of Technologies Prohibited or Restricted from Export by China, which has replaced its previous version issued in 2001. The main purpose of the catalogue is to regulate the export of technologies, promote technological improvement and expand economic and technological exchanges with foreign countries while safeguarding national economic security.

According to the catalogue, for technologies which are categorized as the restricted export technology, an export license is required before export.

On December 21, 2023, the Ministry of Commerce and the Ministry of Science and Technology jointly issued the Catalogue of Technologies Prohibited or Restricted from Export by China (2023 version), which has replaced its previous version issued in 2020. In general, the amendments continue the overall policy trend of optimizing the business environment for technology trade and promoting technology trade facilitation, aiming to create positive conditions for promoting international economic and trade cooperation on the basis of safeguarding national economic security and development interests. The deletion or restriction of relevant technical items would bring great benefits to the overseas business of enterprises in the fields of Internet, artificial intelligence, photovoltaic, new energy, biomedicine, autonomous driving, etc.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our president and director.
(4)
The shareholders of Qianhai Dingsheng include Shenzhen Xinjie (70%) and Jianwei Wei (30%). Jianwei Wei is a non-executive PRC employee.
(5)
The shareholders of Mengtian Technology include Jay Wenjie Xiao (70.0%), Xiaoting Zhou (17.5%), Jianwei Wei (7.5%) and Shan Xu (5.0%), Xiaoting Zhou and Shan Xu are all our non-executive PRC employee.
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

Agreements that Provide Us with Effective Control over the Variable Interest Entities

Power of Attorney. Through a series of power of attorney, each nominee shareholder of the variable interest entities irrevocably authorizes Beijing Shijitong or any person(s) designated by Beijing Shijitong to act as its attorney-in- fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in the variable interest entities, including the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

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

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of the variable interest entities currently do not result in any violation of applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by the PRC laws or regulations and are currently valid, binding and enforceable in accordance with applicable PRC laws or regulations currently in effect, and do not result in any violation of applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.”

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are uncertainties in interpretation and enforcement of the PRC laws and regulations.”

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

D. Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 14,704 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in six cities in China, namely Beijing, Shanghai, Wuhan, Nanchang, Changsha and Ji’an, with aggregate area of approximately 22,460 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 8,080 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 1 year to 5 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2023, we cumulatively originated RMB1,113 billion (US$157 billion) in loans. In 2021, 2022 and 2023, we originated RMB214 billion, RMB205 billion and RMB250 billion (US$35.1 billion) in loans, respectively. As of December 31, 2021, 2022 and 2023, our outstanding principal balance of loans was approximately RMB85.9 billion, RMB99.6 billion and RMB124 billion (US$17.5 billion), respectively. The weighted average tenor of loans originated on our platform in 2022 and 2023 was approximately 13.1 months and 13.8 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Outstanding principal balance (in millions)	85,930	99,618	123,984	17,463
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	4,341	6,952	4,137	583
Outstanding principal balance of off-balance sheet loans (in millions)	81,589	92,666	119,847	16,880
Originations (in millions)	213,807	204,585	249,454	35,135
Number of active users who used our loan products (in thousands)	14,167	9,694	8,530	—

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

We generate financing receivables from providing loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) institutional funding partners; and (2) the issuance of asset-backed securitized debts. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met. We also provide full interest repayment to certain institutional funding partners according to the terms of the loan in the event that a user makes an early repayment of the loan. We account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

The online consumer finance industry in China is regulated. Since mid-2015, relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We modified our operations recently to comply with relevant PRC laws and regulations. For example, in response to certain requirements under the Circular 141, we have made an adjustment to our cooperation model with institutional funding partners and currently conduct a part of our cooperation with these institutional funding partners through our own financial guarantee companies qualified to provide financing guarantees for the users on our platform and to charge fees for the relevant guarantee services. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, the variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with risk safeguard measures or a deposit to compensate them in the event that such financing guarantee companies or commercial insurance companies performed their guarantee or insurance obligations upon the defaults of our users. In the future, we may be required to make further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes would have a material impact on our future financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected.”

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

Key Specific Factors Affecting Our Results of Operations
Major specific factors affecting our results of operations include the following:
Ability to attract and retain users
Our ability to grow depends on the addition of new users and increasing business from existing users. The number of active users was approximately 14.2 million in 2021, approximately 9.7 million in 2022 and approximately 8.5 million in 2023. Since 2021, we optimized our customer acquisition model by enhancing segmentation and providing differentiated credit lines, pricing and billing terms. We anticipate that our future development will continue to depend in part on attracting new users, including our ability to manage both online and offline acquisition channels, and to develop and improve our management of different customer cohorts.
In addition, we believe the repeat transactions of our existing users will be important to our future development. We believe our ability to retain our users is primarily dependent on our ability to address the credit needs of our targeted user cohort, the superior user experience on our platform and the competitiveness of loan pricing. The extent to which we generate repeat business from our users will be an important factor in our continued revenue growth.
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
Ability to access diversified and scalable funding
The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. In 2023, we cooperated with 10 new funding partners and as of December 31, 2023, we had cumulatively served over 150 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions, with many of which we developed long-term, stable business relationships. Since 2016, we have also offered six public and private asset-backed securitization programs. These diversification efforts have ensured adequate funding for our products and services so far, while the sustainable, reliable and scalable sources remain critical to our growth.
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

Loan Performance Data
We define 30 day+ and 90 day+ delinquency ratio as outstanding principal balance of on- and off-balance sheet loans that was over 30 and 90 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off and are not included in the delinquency rate calculation. The 30 day+ delinquency ratio was 3.99%, 4.62% and 5.59% as of December 31, 2021, 2022 and 2023 and 90 day+ delinquency ratio was 1.92%, 2.53% and 2.90% as of December 31, 2021, 2022 and 2023, respectively.
We also define vintage charge-off rates as, with respect to on- and off-balance set loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2023 for each vintage of a three-month period from January 1, 2015 to June 30, 2023.

Vintage Charge Off Curve
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
1st_co_month
+2
+4
+6
+8
+10
+12
+14
+16
+18
+20
+22
+24
+26
+28
+30
+32
+34
+36
+38
+40
+42
+44
+46
+48
+50
+52
+54
+56
+58
+60
+62
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1
2017Q2
2017Q3
2017Q4
2018Q1
2018Q2
2018Q3
2018Q4
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2

With the negative impact of COVID-19 on the general economic environment as well as on our collection efforts, we experienced an increase in both 90 day+ delinquency rates and charge-off rates from 2021 to 2023.

Key Components of Our Results of Operations
Operating revenue

Our operating revenue consist of credit facilitation service, tech-empowerment service and installment e-commerce platform service. Among the three types of services (i.e., credit facilitation service, tech-empowerment service and installment e-commerce platform service) we provide, the revenue from our credit facilitation service is recognized as credit facilitation service income, the revenue from our installment e-commerce platform service is primarily recognized as installment e-commerce platform service income, and the revenue from our tech-empowerment service is primarily recognized as tech-empowerment service income and, to a lesser extent, membership services and other services income.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Credit facilitation service income	6,955,810	61.1	5,963,803	60.5	9,666,120	1,361,445	74.0
Loan facilitation and servicing fees-credit oriented	4,448,344	39.1	2,486,527	25.2	5,001,881	704,500	38.3
Guarantee income	774,544	6.8	1,453,180	14.7	2,519,284	354,834	19.3
Financing income	1,732,922	15.2	2,024,096	20.5	2,144,955	302,111	16.4
Tech-empowerment service income	2,762,995	24.3	1,845,943	18.7	1,640,453	231,053	12.6
Installment e-commerce platform service income	1,661,720	14.6	2,056,065	20.8	1,750,509	246,554	13.4
Total operating revenue	11,380,525	100.0	9,865,811	100.0	13,057,082	1,839,052	100.0

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

Operating cost

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	1,759,956	31.3	2,066,804	30.3	1,635,635	230,374	19.1
Funding cost	457,615	8.1	518,069	7.6	513,869	72,377	6.0
Processing and servicing cost	1,858,901	33.0	1,875,292	27.4	1,935,016	272,541	22.7
Provision for financing and interest receivables	401,104	7.1	437,477	6.4	627,061	88,320	7.3
Provision for contract assets and receivables	531,237	9.4	465,188	6.8	629,308	88,636	7.4
Provision for contingent liabilities of guarantee	622,438	11.1	1,468,265	21.5	3,203,123	451,150	37.5
Total operating cost	5,631,251	100.0	6,831,095	100.0	8,544,012	1,203,398	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2021, 2022 and 2023.

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

Provision for contract assets and receivables. We evaluate the collectability of our contract assets and receivables primarily related to loan facilitation and servicing fees. The provision for contract assets and receivables primarily represents an estimate of the losses inherent in our off-balance sheet loan portfolio.

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

Operating expenses

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,658,904	61.9	1,685,438	62.4	1,733,301	244,130	65.8
Research and development expenses	549,286	20.5	583,260	21.6	513,284	72,295	19.5
General and administrative expenses	470,661	17.6	431,571	16.0	387,387	54,562	14.7
Total operating expenses	2,678,851	100.0	2,700,269	100.0	2,633,972	370,987	100.0

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

Taxation
Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Mainland China

Generally, our PRC subsidiaries, the variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, an HNTE is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2022, Shenzhen Lexin Software obtained a qualification as HNTE for the three years ending December 31, 2022, 2023 and 2024, in this regard, Shenzhen Lexin Software was subject to 15% income tax rate in 2023. Pursuant to the Circular on Income Tax Policies for “Software Enterprises Encouraged by the State” announced on April 23, 2021, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Shenzhen Lexin Information Service Co.,Ltd. was qualified as “Software Enterprises Encouraged by the State” from 2021. As a result, Shenzhen Lexin Information Service Co. ,Ltd. is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprise Encouraged by the State” is subject to review by the relevant authorities every year.

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, Beihai Aurora Information Technology Co., Ltd. and Beihai Lexin Information Technology Co., Ltd. (previously known as Beihai Turing Technology Co., Ltd.) are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, Beihai Aurora and Beihai Lexin Information Technology Co., Ltd. applied a preferential income tax rate of 15% from 2023 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15% from 2021 to 2025. A new Beihai entity is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2028.
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

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. We accrued related withholding tax liabilities based on a 10% tax rate for certain percentage of the annual profits to be distributed according to the dividend policy. We still intend to indefinitely reinvest the remaining earnings in our PRC subsidiaries.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total operating revenue for the periods presented. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Credit facilitation service income	6,955,810	61.1	5,963,803	60.4	9,666,120	1,361,445	74.0
Loan facilitation and servicing fees-credit oriented-credit oriented	4,448,344	39.1	2,486,527	25.2	5,001,881	704,500	38.3
Guarantee income	774,544	6.8	1,453,180	14.7	2,519,284	354,834	19.3
Financing income	1,732,922	15.2	2,024,096	20.5	2,144,955	302,111	16.4
Tech-empowerment service income	2,762,995	24.3	1,845,943	18.7	1,640,453	231,053	12.6
Installment e-commerce platform service income	1,661,720	14.6	2,056,065	20.8	1,750,509	246,554	13.4
Total operating revenue	11,380,525	100.0	9,865,811	100.0	13,057,082	1,839,052	100.0
Operating cost:
Cost of sales	(1,759,956)	-15.5	(2,066,804)	-20.9	(1,635,635)	(230,374)	-12.5
Funding cost	(457,615)	-4.0	(518,069)	-5.3	(513,869)	(72,377)	-3.9
Processing and servicing cost	(1,858,901)	-16.3	(1,875,292)	-19.0	(1,935,016)	(272,541)	-14.8
Provision for financing receivables	(401,104)	-3.5	(437,477)	-4.4	(627,061)	(88,320)	-4.8
Provision for contract assets and receivables	(531,237)	-4.7	(465,188)	-4.7	(629,308)	(88,636)	-4.8
Provision for contingent guarantee liabilities	(622,438)	-5.5	(1,468,265)	-14.9	(3,203,123)	(451,150)	-24.5
Total operating cost	(5,631,251)	-49.5	(6,831,095)	-69.2	(8,544,012)	(1,203,398)	-65.4
Gross profit	5,749,274	50.5	3,034,716	30.8	4,513,070	635,654	34.6
Operating expenses:
Sales and marketing expenses	(1,658,904)	-14.6	(1,685,438)	-17.1	(1,733,301)	(244,130)	-13.3
Research and development expenses	(549,286)	-4.8	(583,260)	-5.9	(513,284)	(72,295)	-3.9
General and administrative expenses	(470,661)	-4.1	(431,571)	-4.4	(387,387)	(54,562)	-3.0
Total operating expenses	(2,678,851)	-23.5	(2,700,269)	-27.4	(2,633,972)	(370,987)	-20.2
Change in fair value of financial guarantee derivatives and loans at fair value	(347,084)	-3.0	722,381	7.3	(206,368)	(29,066)	-1.6
Interest expense, net	(63,125)	-0.6	(55,636)	-0.6	(50,483)	(7,110)	-0.4
Investment loss	(4,160)	-	(33,944)	-0.3	(303,235)	(42,710)	-2.3
Other, net	113,480	1.0	61,321	0.6	7,774	1,095	0.1
Income before income tax expense	2,769,534	24.3	1,028,569	10.4	1,326,786	186,876	10.2
Income tax expense	(435,418)	-3.8	(202,640)	-2.1	(260,841)	(36,739)	-2.0
Net income	2,334,116	20.5	825,929	8.4	1,065,945	150,137	8.2
Less: Net income attributable to non-controlling interests	193	—	6,177	0.1	—	—	-
Net income attributable to ordinary shareholders of the Company	2,333,923	20.5	819,752	8.3	1,065,945	150,137	8.2

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	9,968	0.1	5,179	0.1	246	35	0.0
Sales and marketing expenses	30,508	0.3	23,142	0.2	17,454	2,458	0.1
Research and development expenses	39,413	0.3	30,386	0.3	23,547	3,317	0.2
General and administrative expenses	107,995	0.9	97,613	1.0	76,605	10,790	0.6

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Operating revenue

Operating revenue increased by 32.3% from RMB9,866 million in 2022 to RMB13,057 million (US$1,839 million) in 2023. This increase in operating revenues was primarily attributable to an increase in credit facilitation service income, partially offset by a decrease in Tech-empowerment service income, and installment e-commerce platform service income for the year.

Installment e-commerce platform service. Installment e-commerce platform service income decreased by 14.9% from RMB2,056 million in 2022 to RMB1,751 million (US$247 million) in 2023. The decrease was primarily driven by the decrease in transaction volume in 2023.

Credit facilitation service income. Credit facilitation service income increased by 62.1% from RMB5,964 million in 2022 to RMB9,666 million (US$1,361 million) in 2023. The change was primarily due to the increase of loan facilitation and servicing fees-credit oriented, guarantee income, and financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented increased by 101% from RMB2,487 million in 2022 to RMB5,002 million (US$705 million) in 2023. The increase was primarily due to the increase in off-balance sheet loans originated under the credit-oriented model, as well as better control over the early repayment behaviors.
•
Guarantee income. Guarantee income increased by 73.4% from RMB1,453 million in 2022 to RMB2,519 million (US$355 million) in 2023. The increase was primarily driven by the increase in loan originations and the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income increased by 6.0% from RMB2,024 million in 2022 to RMB2,145million (US$302 million) in 2023, The increase was primarily driven by the increase in APR of loans originated of on-balance sheet loans.

Tech-empowerment service income decreased by 11.1% from RMB1,846 million in 2022 to RMB1,640 million(US$231 million) in 2023. The decrease was primarily due to the decrease in APR of loans originated, as well as the decrease of loan facilitation volume under the profit-sharing model within tech-empowerment service as compared to 2022.

Operating cost

Operating cost increased by 25.1% from RMB6,831 million in 2022 to RMB8,544 million (US$1,203million) in 2023, primarily as a result of the increases in provision for financing receivables, provision for contingent guarantee liabilities, and provision for contract assets and receivables, partially offset by the decreases in cost of sales and funding cost.

Cost of sales. Cost of sales decreased by 20.9% from RMB2,067 million in 2022 to RMB1,636 million (US$230 million) in 2023, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost. Funding cost was RMB514 million (US$72.4million) in 2023, as compared to RMB518 million in 2022.

Processing and servicing cost. Processing and servicing costs was RMB1,935 million (US$273 million) in 2023, as compared to RMB1,875 million in 2022.

Provision for financing receivables. Provision for financing receivables was RMB627 million for 2023(US$88.3 million), as compared to RMB437 million for 2022.The increase was primarily due to the decrease in performance of the on-balance sheet loans.

Provision for contract assets and receivables. Provision for contract assets and receivables was RMB629 million (US$88.6 million) in 2023, as compared to RMB465 million in 2022. The increase was primarily due to the increase in loan facilitations and servicing fees and the decrease in performance of the off-balance sheet loans.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities was RMB3,203 million(US$451 million) in 2023, as compared to RMB1,468 million in 2022. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees, as well as the decrease in performance of the off-balance sheet loans.

Gross profit

Gross profit increased by 48.7% from RMB3,035 million in 2022 to RMB4,513 million (US$636 million) in 2023. Our gross margin increased from 30.8% in 2022 to 34.6% in 2023. The increase in the gross profit is primarily due to the increase in credit facilitation service income and the decrease in cost of sales, partially offset by the decrease in installment e-commerce platform service income and Tech-empowerment service income, the increase in provision for contingent guarantee liabilities, the increase in provision for financing receivables, and the increase in provision for contract assets and receivables.

Operating expenses

Operating expenses was RMB2,634million (US$371 million) in 2023, as compared with RMB2,700 million in 2022.

Sales and marketing. Sales and marketing expenses was RMB1,733 million (US$244 million) in 2023, as compared to RMB1,685 million in 2022.

Research and development. Research and development expenses decreased by 12.0% from RMB583 million in 2022 to RMB513 million (US$72.3 million) in 2023, primarily as a result of the Company’s improved efficiency.

General and administrative expenses. General and administrative expenses decreased by 10.2% from RMB432 million in 2022 to RMB387 million (US$54.6 million) in 2023, primarily as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB206 million (US$29.1 million) in 2023, as compared to a gain of RMB722 million in 2022. The change in fair value was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date, partially offset by the fair value gains realized as a result of the release of guarantee obligation.

Investment loss

Investment loss was RMB303 million in 2023, as compared to RMB33.9 million in 2022. The increase was primarily due to investment related impairment losses recognized in 2023 for investment and related prepayment for equity interest in a domestic private bank.

Income tax expense

Income tax expense increased by 28.7% from RMB203 million in 2022 to RMB261 million (US$36.7 million) in 2023. The increase in income tax expense was primarily due to the increase in the income before income tax expense in 2023.

Net income

As a result of the foregoing, our net income increased by 29.1% from RMB826 million in 2022 to RMB1,066 million (US$150 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Operating revenue

Operating revenue decreased by 13.3% from RMB11,381 million in 2021 to RMB9,866 million in 2022. This decrease in operating revenues was primarily attributable to a decrease in credit facilitation service income and in tech-empowerment service income, partially offset by an increase in guarantee income, financing income and installment e-commerce platform service income for the year.

Installment e-commerce platform service. Installment e-commerce platform service income increased by 23.7% from RMB1,662 million in 2021 to RMB2,056 million in 2022. The increase was primarily driven by the increase in transaction volume in 2022.

Credit facilitation service income. Credit facilitation service income decreased by 14.3% from RMB6,956 million in 2021 to RMB5,964 million in 2022. The change was primarily due to the decrease of loan facilitation and servicing fees-credit oriented, partially offset by the increase of guarantee income and financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented decreased by 44.1% from RMB4,448 million in 2021 to RMB2,487 million in 2022. This decrease was primarily due to the decrease of APR.
•
Guarantee income. Guarantee income increased by 87.6% from RMB775 million in 2021 to RMB1,453 million in 2022. The increase was primarily driven by the increase of loan origination and the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income increased by 16.8% from RMB1,733 million in 2021 to RMB2,024 million in 2022, the increase was primarily driven by the increase in the origination of on-balance sheet loans in 2022.

Tech-empowerment service income. Tech-empowerment service income decreased by 33.2% from RMB2,763 million in 2021 to RMB1,846 million in 2022. The decrease was primarily due to the decrease from profit-sharing model service within tech-empowerment service in 2022.

Operating cost

Operating cost increased by 21.3% from RMB5,631 million in 2021 to RMB6,831 million in 2022, primarily as a result of the increases in cost of sales, funding cost, provision for financing receivables and provision for contingent guarantee liabilities, partially offset by the increases in provision for contract assets and receivables.

Cost of sales. Cost of sales increased by 17.4% from RMB1,760 million in 2021 to RMB2,067 million in 2022, which was consistent with the increase of installment e-commerce platform service income.

Funding cost. Funding cost increased by 13.2% from RMB458 million in 2021 to RMB518 million in 2022, which was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost. Processing and servicing costs was RMB1,875 million in 2022, as compared with RMB1,859 million in 2021.

Provision for financing receivables. Provision for financing receivables increased by 9.1% from RMB401 million in 2021 to RMB437 million in 2022. The credit losses have reflected the most recent performance in relation to our on-balance sheet loans and we have continued to implement prudent credit assessment and risk management policies and procedures.

Provision for contract assets and receivables. Provision for contract assets and receivables decreased by 12.4% from RMB531 million in 2021 to RMB465 million in 2022. The decrease was primarily driven by the decrease of loan facilitations and servicing fees in 2022.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities increased by 136% from RMB622 million to RMB1,468 million in 2022. The increase was primarily due to the increase of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit

Gross profit decreased by 47.2% from RMB5,749 million in 2021 to RMB3,035million in 2022. Our gross margin decreased from 50.5% in 2021 to 30.8% in 2022. The decrease in the gross profit is primarily due to the decrease in credit facilitation service income, and tech-empowerment service income and the increase in provision for contingent guarantee liabilities and cost of sales, partially offset by the increase in installment e-commerce platform service income.

Operating expenses

Operating expenses was RMB 2,700 million in 2022, as compared with RMB2,679 million in 2021.

Sales and marketing. Sales and marketing expenses was RMB1,685 million in 2022, as compared with RMB1,659 million in 2021.

Research and development. Research and development expenses increased by 6.2% from RMB549 million in 2021 to RMB583 million in 2022. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses. General and administrative expenses decreased by 8.3% from RMB471 million in 2021 to RMB432 million in 2022, as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB722 million in 2022, as compared to a loss of RMB347 million in 2021. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation, along with the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans as of December 31, 2022.

Income tax expense

Income tax expense for 2022 was RMB203 million as compared to income tax expense of RMB435 million in 2021. The decrease of the income tax expense was consistent with the decrease of the taxable income in 2022.

Net income

As a result of the foregoing, our net income decreased significantly by 64.6% from RMB2,334 million in 2021 to RMB826 million in 2022.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,494,150	2,624,719	369,684
Restricted cash-current	1,267,512	1,433,502	201,905
Restricted term deposit and short-term investments	1,331,858	305,182	42,984
Short-term financing receivables, net	6,397,920	3,944,000	555,501
Short-term contract assets and receivables, net	3,894,175	6,112,981	860,995
Deposits to insurance companies and guarantee companies	2,249,022	2,613,271	368,072
Restricted cash-non-current	168,521	144,948	20,415
Long-term financing receivables, net	460,325	200,514	28,242
Long-term contract assets and receivables, net	605,051	599,818	84,483
Long‑term investments	348,376	255,003	35,916
Other assets	1,048,301	861,491	121,338
TOTAL ASSETS	22,770,703	23,140,791	3,259,312
Liabilities:
Short‑term borrowings	1,168,046	502,013	70,707
Short‑term funding debts	4,385,253	3,483,196	490,598
Deferred guarantee income	894,858	1,538,385	216,677
Contingent guarantee liabilities	882,107	1,808,540	254,728
Convertible notes-current	2,063,545	505,450	71,191
Long-term borrowings	150,430	524,270	73,842
Long‑term funding debts	1,334,105	455,800	64,198
TOTAL LIABILITIES	14,121,952	13,430,709	1,891,676
Total shareholders’ equity	8,648,751	9,710,082	1,367,636

Cash and cash equivalents

Our cash and cash equivalents increased by 75.7% from RMB1,494 million as of December 31, 2022 to RMB2,624 million (US$370 million) as of December 31, 2023, primarily due to the net cash provided by operation activities of RMB2.8 billion (US$393 million), the net cash provided by investing activities of RMB2.3 billion (US$329 million), and the net cash used in financing activities of RMB 3.9 billion (US$543 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows”..

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

Our current restricted cash increased by 13.1% from RMB1,268 million as of December 31, 2022 to RMB1,434 million (US$202 million) as of December 31, 2023, primarily due to an increase in the security deposits placed with and set aside for our partnering commercial banks in case of users' defaults.

Short-term financing receivables, net

Our short-term financing receivables, net decreased by 38.4% from RMB6,398 million as of December 31, 2022 to RMB3,944 million (US$556 million) as of December 31, 2023, primarily due to the decrease associated with on-balance sheet loans originated on our platform in 2023.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as guarantee to these insurance companies and guarantee companies. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies. Deposits to insurance companies and guarantee companies increased by16.2% from RMB2,249 million as of December 31, 2022 to RMB2,613 million (US$368 million) as of December 31, 2023. This increase is primarily due to the increase in underlying loans.

Short-term and long-term contract assets and receivables, net

The contract assets and receivables increased by 49.2%, from RMB4,499 million as of December 31, 2022 to RMB6,713 million (US$945 million) as of December 31, 2023, primarily due to the increase in off-balance sheet loans.

Long-term investments

Long-term investments decreased by 26.8% from RMB348 million as of December 31, 2022 to RMB255 million (US$35.9 million) as of December 31, 2023, primarily due to the impairment of investments in 2023.

Other assets

Other assets decreased by 17.8% from RMB1,048 million as of December 31, 2022 to RMB861 million (US$121 million) as of December 31, 2023, primarily due to a loss of RMB 206 million recognized in 2023 for investment related prepayment.

Long-term financing receivables, net

Our net long-term financing receivables decreased by 56.4% from RMB460 million as of December 31, 2022 to RMB201 million (US$28.2 million) as of December 31, 2023, primarily due to the decrease of our average tenor of the on-balance sheet loans balance.

Short-term borrowings

Short-term borrowings decrease by 6.3% from RMB1.2 billion as of December 31, 2022 to RMB502 billion (US$70.7 million) as of December 31, 2023, primary due to repayment of borrowings.

Short-term and long-term funding debts

Short-term funding debts decreased by 20.6% from RMB4,385 million as of December 31, 2022 to RMB3,483 million (US$491 million) as of December 31, 2023, and long-term funding debts decreased by 65.8% from RMB1,334 million as of December 31, 2022 to RMB456 million (US$64.2 million) as of December 31, 2023, primarily due to the decrease in on-balance sheet loans originated in 2023.

Deferred guarantee income

Our deferred guarantee income increased by 71.9% from RMB895 million as of December 31, 2022 to RMB1,538 million (US$217 million) as of December 31, 2023, due to the increase of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Accruals and other current liabilities

Accruals and other current liabilities increased by 45% from RMB3,057 million as of December 31, 2022 to RMB4,434 million (US$626 million) as of December 31, 2023, primarily due to the increase in guarantee derivative liabilities.

Convertible notes

Convertible notes represented the US$300 million convertible senior notes we issued through a private placement in September 2019. The notes will mature in seven years due by September 16, 2026, bearing interest at a rate of 2.0% per annum. On March 13, 2023, we entered into an amendment agreement with the holder regarding previous documents governing the notes. The notes were paid in 14 monthly installments, and interest is charged at an annualized interest rate of 2% for the first 7 installments and 10% for the next 7 installments. The agreement has replaced the holder’s right to require us to repurchase for cash all or any portion of the notes in September 2023. As of December 31, 2023, the first 10 installments with totaling amount of US$229 million have been paid, and the next 4 installments with total amount of US$71 million were paid by April 2024.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by institutional funding partners, the issuance of preferred shares in private placements, and issuance of convertible notes and asset-backed securities. As of December 31, 2021, 2022 and 2023, we had RMB2,664 million, RMB1,494 million and RMB2,625 million (US$370 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements, capital expenditures and repayment need of debt becoming due for the next 12 months from the date of this annual report on Form 20-F. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2023 and December 2024, and had weighted average interest rates of 9.2%, 9.3% and 9.1%, as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2021, 2022 and 2023, institutional funding partners funded an aggregate amount of RMB3,540 million, RMB6,372 million and RMB3,893 million (US$548 million), in our outstanding financing receivables, respectively. As of December 31, 2022 and 2023, financing receivables amounting to RMB734 million and RMB190 million (US$26.7 million) were pledged as collaterals, respectively. The decrease in pledged collaterals in 2023 was due to the decrease in the amount of funds provided by certain institutional funding partners.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2021, 2022 and 2023, respectively:

	As of or for the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Short-term:
Liabilities to institutional funding partners	3,101,381	4,385,253	3,483,196	490,598
Total short-term funding debts	3,101,381	4,385,253	3,483,196	490,598
Long-term:
Liabilities to institutional funding partners	696,852	1,334,105	455,800	64,198
Total long-term funding debts	696,852	1,334,105	455,800	64,198

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2023 and associated interest payments.

	1-12 months	12-24 months	Total
	(RMB in thousands)
Liabilities to institutional funding partners	3,483,196	455,800	3,938,996
Total funding debts	3,483,196	455,800	3,938,996
Interest payments (1)	178,248	8,781	187,029
Total interest payments	178,248	8,781	187,029
(1)
Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2023.

Convertible notes

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes have a term of seven years and bear interest at a rate of 2.0% per annum. The holder of the convertible notes had the right to require us to repurchase for cash all or any portion of the convertible notes on the fourth anniversary of the issuance date. The convertible notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date to the third business day before the maturity date (i.e., September 16, 2026), at a conversion price of US$14 per ADS. On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes.The notes were paid in full by April 2024 in 14 monthly installments.

The amount of interest expense recognized for the year ended December 31, 2023 totaled RMB73.8 million (US$10.6 million). The carrying value of this convertible notes as of December 31, 2023 was RMB486 million (US$70.4 million).

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,667,419	98,844	2,787,052	392,549
Net cash provided by/(used in) investing activities	414,615	(2,409,037)	2,334,452	328,800
Net cash (used in)/provided by financing activities	(1,779,534)	1,111,669	(3,852,432)	(542,605)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23,592)	9,893	3,914	552
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,278,908	(1,188,631)	1,272,986	179,296
Cash, cash equivalents and restricted cash at beginning of the year	2,839,906	4,118,814	2,930,183	412,708
Cash, cash equivalents and restricted cash at end of the year	4,118,814	2,930,183	4,203,169	592,004

Operating Activities

Net cash provided by operating activities was RMB2,787 million (US$393 million) in 2023. In 2023, the difference between net cash provided by operating activities and our net income of RMB1,066 million (US$150 million) mainly resulted from provision for contingent guarantee liabilities of RMB3,203 million (US$451 million), provision for contract assets and receivables of RMB629 million (US$89 million), provision for financing and interest receivables of RMB627 million (US$88 million), net loss of change in fair value of financial guarantee derivatives of RMB268 million (US$38 million), share-based compensation expenses of RMB118 million (US$17 million), depreciation and amortization of RMB105 million (US$15 million). Changes in operating assets and liabilities mainly included an increase in deposits to insurance companies and guarantee companies of RMB364 million (US$51 million), an increase in contract assets and receivables of RMB2,841 million (US$400 million), a decrease in contingent guarantee liabilities of RMB2,277 million (US$321 million), an increase in accruals and other current liabilities of RMB1,121 million (US$158 million) and an increase in deferred guarantee income of RMB644 million (US$91 million).

Net cash provided by operating activities was RMB98.8 million in 2022. In 2022, the difference between net cash used in operating activities and our net income of RMB826 million mainly resulted from provision for contingent guarantee liabilities of RMB1,468 million, provision for contract assets and receivables of RMB465 million, provision for financing and interest receivables of RMB437 million, net gain of change in fair value of financial guarantee derivatives of RMB614 million, net gain of change in fair value of loans at fair value of RMB109 million, share-based compensation expenses of RMB156 million, depreciation and amortization of RMB94.9 million. Changes in operating assets and liabilities mainly included an increase in deposits to insurance companies and guarantee companies of RMB871 million, an increase in other assets of RMB276 million, an increase in financing receivables related to online direct sales of RMB399 million, a decrease in contingent guarantee liabilities of RMB1,515 million, and a decrease in accruals and other current liabilities of RMB214 million, partially offset by an increase in deferred guarantee income of RMB475 million.

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

Investing Activities

Net cash provided by investing activities was RMB2,334 million (US$329 million) in 2023, which was primarily attributable to principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB19,888 million (US$2,801 million), collection of principals of loans at fair value RMB5,120 million (US$721 million), and withdrawal of restricted term deposit and short-term investments of RMB2,130 million (US$300 million), partially offset by financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB18,316 million (US$2,580 million), investments in loans at fair value of RMB5,155 million (US$726 million) and placement of restricted term deposit and short-term investments of RMB1,103 million (US$155 million).

Net cash used in investing activities was RMB2,409 million in 2022, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB20,239 million, investments in loans at fair value of RMB4,297 million and placement of restricted term deposit and short-term investments of RMB1,260 million, partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB17,374 million, collection of principals of loans at fair value RMB4,305 million, and withdrawal of restricted term deposit and short-term investments of RMB1,764 million.

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

Financing Activities

Net cash used in financing activities was RMB3,852 million (US$542 million) in 2023, which was primarily attributable to principle payments on funding debts of RMB19,719 million (US$2,777 million) and principle payments on borrowings of RMB2,266 million (US$319 million), partially offset by proceeds from funding debts of RMB17,938 million (US$2,527 million) and proceeds from borrowings of RMB1,958 million (US$276 million).

Net cash provided by financing activities was RMB1,112 million in 2022, which was primarily attributable to proceeds from funding debts of RMB19,837 million and proceeds from borrowings of RMB1,385 million, partially offset by principle payments on funding debts of RMB17,930 million and principle payments on borrowings of RMB1,868 million.

Net cash used in financing activities was RMB1,780 million in 2021, which was primarily attributable to principal payments on funding debts of RMB19,981 million and principal payments on borrowings of RMB2,331 million, partially offset by proceeds from funding debts of RMB18,222 million and proceeds from borrowings of RMB2,304 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include capital expenditures and contractual obligations, including funding debts, convertible notes, short-term borrowings, operating lease obligations, and commitment to purchase delinquent loans.

Capital Expenditures

We incurred capital expenditures of RMB122 million, RMB149 million and RMB222 million (US$31.3 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software, and in construction of our new headquarters located in Shenzhen. Our capital expenditures for 2024 are expected to be approximately RMB280 million, including RMB221 million payment in construction of our new headquarters located in Shenzhen, and RMB59 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

In February 2020, we have successfully bid for a plot of land in Shenzhen’s Nanshan district to support our continued growth. The total purchase price for the acquisition of the land use right is RMB1.032 billion. We have made the first installment payment of RMB516 million in February 2020, and made the remaining RMB516 million payment in February 2021.

Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1— 2 years	2 — 3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	4,126,025	3,661,444	464,581	—	—
Convertible notes	513,260	513,260	—	—	—
Borrowings	1,079,131	538,856	—	—	540,275
Operating lease obligations	99,175	41,627	36,285	21,263	—
Commitment for construction	330,355	330,355	—	—	—
Commitment to purchase delinquent loans	771,500	771,500	—	—	—
Total	6,919,446	5,857,042	500,866	21,263	540,275

Other than those shown above, we did not have any significant capital and other commitments, guarantees as of December 31, 2023. We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes were paid in full by April 2024.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Probability of default (lifetime)	+/- 100 bps	27,735 / (27,735)
Loss given default	+/- 100 bps	48,677 / (48,677)

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

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Weighted average cumulative loss rate (i)	+/- 100 bps	54,432 / (54,432)

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	40	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	44	President and Director
James Xigui Zheng	58	Chief Financial Officer and Director
Arvin Zhanwen Qiao	41	Chief Risk Officer and Director
Shirley Yunwen Yang	53	Chief Human Resources Officer
Jason Ming Zhao	48	Chief Marketing Officer
Erwin Yong Lu	49	Chief Technology Officer
Wei Wu	59	Independent Director
Xiaoguang Wu	48	Independent Director
Neng Wang	50	Independent Director
Annabelle Yu Long	51	Independent Director

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

Mr. Arvin Zhanwen Qiao has served as our chief risk officer since December 2023, and as our director since March 2024. Mr. Qiao has over a decade of experience as a senior leader in risk management space at a top-tier consumer finance company in China. Prior to joining Lexin, Mr. Qiao served as a senior director at Ant Group and deputy general manager of Chongqing Ant Consumer Finance, where he joined in April 2012, responsible for risk management for Chongqing Ant Consumer Finance. Mr. Qiao has deeply involved in the entire process of building and iterating Ant Group's consumer credit risk management system, with his extensive experience in building risk management teams, innovating risk management technologies, and managing consumer credit risks. In 2022, he was appointed as Deputy General Manager of Chongqing Ant Consumer Finance Co., Ltd., supervising the overall risk management for Ant Consumer Finance in Chongqing. Since 2015, Mr. Qiao had assumed the responsibilities of risk management of consumer credit businesses such as Huabei and Jiebei products. prior to that in 2012, he started to be responsible for quantitative risk management of Taobao credit loans. Mr. Qiao received his bachelor's degree in computer science and technology from Zhengzhou University of Light Industry in 2008 and his master’s degree in statistics from Zhejiang Gongshang University in 2011.

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

Dr. Neng Wang has served as our independent director since March 2018. Dr. Wang is Dean’s Distinguished Chair Professor of Finance and Senior Associate Dean at Cheung Kong Graduate School of Business (CKGSB). Prior to joining CKGSB, he was Chong Khoon Lin Professor of Real Estate at Columbia Business School since 2007. He is also a Research Associate (Senior Research Fellow) at the National Bureau of Economic Research (NBER) and a Senior Research Fellow at Asian Bureau of Financial and Economics Research (ABFER). He served as the Honorary Dean of the School of Finance at Shanghai University of Finance and Economics from 2009 to 2022. He has widely published in leading economics, finance, and business journals, won numerous academic awards, and held various editorial positions at leading finance and business journals. Dr. Wang received a B.S. in physical chemistry from Nanjing University, China in 1992, an M.S. in chemistry from California Institute of Technology in 1995, an M.A. in international relations from the University of California, San Diego in 1997, and a Ph.D. in finance from the Graduate School of Business at Stanford University in 2002.

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

B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB26.9million (US$3.9 million) in cash to our executive officers and an aggregate of approximately RMB1.7 million (US$240 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentive Plans
2014 Plan

In September 2014, our board of directors approved the Share Incentive Plan, or the 2014 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of our shareholders generally. Under the 2014 Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the Share Incentive Plan is 35,456,559. Upon the adoption of the 2017 Plan as described below, we no longer granted any awards under the 2014 Plan and all subsequent awards were granted under the 2017 Plan. However, the outstanding and the evidencing original award agreements under the 2014 Plan were not be affected and remain effective until the expiration of their original terms, as may be amended from time to time.

2017 Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan, as amended in November 2023, is 27,859,634, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of the 2017 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year. The following paragraphs summarize the terms of the 2017 Plan:

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

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
Jared Yi Wu	*	0.0001	June 30, 2016	June 30, 2026
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
James Xigui Zheng	* (1)	—	January 31, 2023	—
	*(1)	—	December 29, 2023	—
Arvin Zhanwen Qiao	*(1)	—	January 29, 2024	—
Shirley Yunwen Yang	*	0.5	October 25, 2019	October 25, 2029
	*	1.51	March 3, 2023	March 3, 2033
	*	0.92	December 29, 2023	December 29, 2033
	*(1)	—	December 29, 2023	—
	*(1)	—	December 29, 2023	—
Jason Ming Zhao	*	0.0001	November 8, 2017	November 8, 2027
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
Erwin Yong Lu	*	0.5	March 18, 2021	March 18, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
Wei Wu	*	0.0001	November 8, 2017	November 8, 2027
	* (1)	—	March 29, 2022	—
Xiaoguang Wu	* (1)	—	March 29, 2022	—
Neng Wang	* (1)	—	March 29, 2022	—
Annabelle Yu Long	* (1)	—	August 18, 2020	—
All Directors and Executive Officers as a Group	9,058,836

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

Board Diversity Matrix (As of February 29, 2024)
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

D. Employees

As of December 31, 2021, 2022 and 2023, we had 3,896, 3,872 and 4,268 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
	Number	% of Total Employees
Functions:
Installment e-commerce and Operations	131	3.1
Risk management	590	13.8
Research and development	531	12.4
Sales and marketing	2,777	65.1
General and administrative	239	5.6
Total number of employees	4,268	100

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2024 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 328,825,787 ordinary shares outstanding as of February 29, 2024, comprising of (i) 257,483,560 Class A ordinary shares, excluding the 7,701,216 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan and the 2017 Share Incentive Plan, and (ii) 71,342,227 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis †	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	7,501,370	71,342,227	24.0	74.2
Jared Yi Wu(2)	24,819,016	—	7.5	2.6
James Xigui Zheng	*	—	*	*
Arvin Zhanwen Qiao	—	—	—	—
Shirley Yunwen Yang	*	—	*	*
Jason Ming Zhao	*	—	*	*
Ervin Yong Lu	*	—	*	*
Wei Wu(3)	*	—	*	*
Xiaoguang Wu(4)	*	—	*	*
Dr. Neng Wang(5)	*	—	*	*
Annabelle Yu Long(6)	*	—	*	*
All Directors and Executive Officers as a Group	35,253,390	71,342,227	32.1	76.9
Principal Shareholders:
Installment Payment Investment Inc.(7)	7,168,036	71,342,227	23.9	74.2
K2 Partners entities(8)	25,996,814	—	7.9	2.7
FIL Limited(9)	24,577,002	—	7.5	2.5
Rosy Time Global Limited(10)	23,123,466	—	7.0	2.4

* Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.

** Except for Wei Wu, Xiaoguang Wu, Dr. Neng Wang, and Annabelle Yu Long, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of February 29, 2024 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 29, 2024. The total number of ordinary shares outstanding as of February 29, 2024 is 328,825,787

†† For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents 3,584,018 ADSs, equivalent to 7,168,036 Class A ordinary shares, and 71,342,227 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands, as of February 29, 2024, and 333,334 Class A ordinary shares issuable to Mr. Wenjie Xiao upon exercise of options granted to him within 60 days after February 29, 2024. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.
(2)
Represents 23,123,466 Class A ordinary shares held by Rosy Time Global Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Yi Wu, and 431,108 ADSs representing 862,216 Class A ordinary shares and 833,334 Class A ordinary shares issuable to Mr. Yi Wu upon exercise of options granted to him within 60 days after February 29, 2024. The registered address of Rosy Time Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)
The business address of Mr. Wei Wu is Flat E, 9/F, Tower 5, The Visionary, 1 Ying Hong Street, Tung Chung, Lantau Island, Hong Kong.
(4)
The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air on The Peak, South Island, Pokfulam, Hong Kong.
(5)
The business address of Dr. Neng Wang is 34 Cedarwood Grove, Singapore 738414 .
(6)
The business address of Ms. Annabelle Yu Long is Unit 1610, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, the People’s Republic of China.
(7)
Represents 7,168,036 Class A ordinary shares and 71,342,227 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.
(8)
Represents 25,996,814 Class A ordinary shares held by K2 entities as reported on Schedule 13D/A filed by KPartners Limited and K2 Partners II Limited, among others, on April 22, 2024. The registered office address of KPartners Limited is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Po Box 32311, Grand Cayman KY1-1209, Cayman Islands. The registered office address of K2 Partners II Limited is Room C, 20/F, Lucky Plaza, 315-321, Lockhart Road, Wan Chai, Hong Kong.
(9)
Represents 24,577,002 Class A ordinary shares held by FIL Limited as reported on Schedule 13D/A filed by FIL Limited on February 9, 2024. The registered office address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(10)
Represents 23,123,466 Class A ordinary shares held by Rosy Time Global Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Yi Wu.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of February 29, 2024, 328,825,787 of our ordinary shares were issued and outstanding. To our knowledge, a total of 286,430,940 Class A ordinary shares, representing approximately 75.2% of our total issued ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Ji’an Aoxinlian and Aileyou

Ji’an Aoxinlian Information Consulting Service Co., Ltd (“Ji’an Aoxinlian”), which provides collection services to the Company, are controlled by the immediate family member of the Group's senior management.

The transactions with Ji’an Aoxinlian for the year ended December 31, 2021, 2022 and 2023 were RMB20.5 million, RMB16.2 million and RMB14.8 million (US$2.1 million), respectively. As of December 31, 2022 and 2023, the amounts due to Ji'an Aoxinlian was RMB4.7 million and RMB3.0 million (US$0.4 million), respectively.

Shenzhen Aileyou Information Technology Co., Ltd.(“Aileyou”) is an equity investment of the Group. The transaction with Aileyou for the year ended December 31, 2021, 2022 and 2023 were RMB7.7 million, RMB0.6 million and nil, respectively. The amounts due to Aileyou as of December 31, 2022 and 2023 were nil and nil, respectively.

In June 2022, we have fully disposed all our shareholding in Aileyou which was no longer a related party of us after the disposal.

Loan Agreement with L.P.

L.P. Technology Holdings Limited (“L.P”) is an equity investment of the Group. In 2022 and 2023, we entered into loan agreements with L.P. and agreed to provide loan to facilitate L.P.'s business operations. These loans carry a fixed rate of interest which approximated the market interest rate at the inception of the loans. As of December 31, 2022 and 2023, the amounts due from L.P. was RMB6.6 million and RMB7.0 million (US$1.0 million), respectively.

Shareholders Agreement

We entered into our amended and restated shareholders agreement on October 21, 2017 with our then-existing shareholders. The shareholders agreement provides for certain preferential rights, including board representation rights, right of participation, co-sale rights and preemptive rights. Except for the registration rights, all the preferential rights terminated upon the completion of our initial public offering. We have granted certain demand registration rights, piggyback registration rights and F-3 registration rights to holders of our registrable securities. These registration rights ceased to be in effect after December 21, 2022, the fifth anniversary of our initial public offering.

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

In September 2020, we and certain of our officers and directors were named as defendants in two putative federal securities class actions captioned In re LexinFintech Holdings, LTD Sec. Litig., No. 3:20-cv-01562-SI (U.S. District Court for the District of Oregon, First Amended Complaint filed on September 18, 2020) (the “Oregon Action”) and Ernesto Vela v. LexinFintech Holdings, Ltd. et al., No. 1:20-cv-12606 (U.S. District Court for the District of New Jersey, Complaint filed on September 11, 2020) (the “New Jersey Action”). Both actions alleged that the defendants made misstatements and omissions regarding our business, operations and financial performance in violation of the Securities Act and the Exchange Act. On November 9, 2020, plaintiffs in the New Jersey Action voluntarily dismissed their complaint. In November 2021, the Court granted the Company’s motion to dismiss the complaint in the Oregon Action, and in December 2021, the parties filed a joint stipulation whereby Plaintiffs agreed to voluntarily dismiss their complaint. For risks and uncertainties relating to legal proceedings, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other legal proceedings and claims in the ordinary course of our business, which may be expensive to defend and may disrupt our business and operations.”

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

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board. In August 2023, our board of directors has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in accordance with the dividend policy.

In March 2024, our board of directors has approved a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in accordance with the dividend policy.

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
•
may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Foreign Exchange issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Foreign Exchange’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in our initial public offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, United States expatriates, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, minimum tax, state, or local tax or any non-income tax (such as the United States federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company” (a “PFIC”) for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination.

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

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023. There can be no assurances that we will not be classified as a PFIC for the current taxable year or any future year, because the determination of whether we will be classified as a PFIC for the current or any future year will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time to time, which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of being classified as a PFIC. Among other matters, if our market capitalization continues to decline, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification of certain income or assets as non-passive, which may result in our company being classified as a PFIC for the current or one or more future taxable years.

The determination of whether we be classified as a PFIC in the current or future taxable years will also depend, in part, on the nature and composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or if we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning the variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and there can be no assurances that we will not be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and there can be no assurances that we will not be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and there can be no assurances that we will not be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

J. Annual Report to Security Holders

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against other currencies, at times significantly and unpredictably. The value of RMB against other currencies is affected by changes in China’s political and economic conditions and by China's foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or government policies may impact the exchange rate between the RMB and other currencies in the future.

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
Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2023, we expected to receive approximately US$2.1 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the year ended December 31,
	2022		2023
Audit fees(1)	US	$2,448,442	US	$2,179,324
Tax fees(2)	US	$142,812	US	$80,283
Other service fees(3)	US	$125,964	US	$11,268

(1)
“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2022 and 2023, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
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

As of March 31, 2024, we had repurchased a total of approximately 22 million ADSs under the March 2022 Program. The table below is a summary of the shares repurchased by us from March 16, 2022 to March 31, 2024. All shares were repurchased in the open market pursuant to the March 2022 Program.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We passed the national ICP test and obtained third-level certification regarding China’s rules on cybersecurity and Electronic Data Interchange. All front-end sites adopt https encryption technology to ensure the secure transmission of personal information and sensitive data. We implement data loss prevention process as our data protection solution to ensure the security of data storage, use and processing, and adopt encryption and masking technologies to protect users’ private data, not only fulfilling our promise to protect customer privacy but also securing our sensitive data. We have independently developed the Web Application Firewall to effectively identify and defend against malicious attacks from other websites. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis and rapid response. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our cybersecurity department and chief risk officer are actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats. We do not engage any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing our cybersecurity risk management, assuming the following responsibilities (i) maintain oversight of the disclosure related to cybersecurity matters in periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and the disclosure committee if necessary.

At management level, our officer in charge of cybersecurity matters, who has over 20 years of relevant experience, held multiple qualifications and certificates in cybersecurity, and won a number of widely recognized awards in the cybersecurity industry, is responsible for overseeing the process of assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We also have a disclosure committee overseeing the preparation and updating of our public disclosure of material cybersecurity incidents. The disclosure committee consists of our chief executive officer, chief financial officer, general counsel, cybersecurity officer and leaders from appropriate business units.

If a cybersecurity incident occurs, our cybersecurity department will promptly organize relevant personnel for internal assessment and report to our cybersecurity officer. If it is further determined that the incident could potentially be a material cybersecurity event, our cybersecurity officer will promptly report the incident and assessment results to our disclosure committee and external legal counsel to the extent appropriate. Our cybersecurity officer shall prepare disclosure material on the cybersecurity incident for review and approval by our disclosure committee and Board of Directors, before it is disseminated to the public.

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

dated April 10, 2020 (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.8

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.9

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.10

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.11

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.12

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.13

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.14

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.15

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.18

English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.19

English translation of Loan Agreements among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co. Ltd. dated May 10, 2017 and June 1, 2018 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.20

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.21*

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024

4.22*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024

4.23*	English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024

4.24*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024

4.25

English translation of Exclusive Business Cooperation Agreement between Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.26*

English translation of Exclusive Option Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023

4.27*

English translation of Equity Pledge Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023

4.28*	English translation of Power of Attorney Agreement between Shenzhen Lexin Software Technology Co. Ltd. and the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023

4.29*	English translation of Loan Agreement among Shenzhen Lexin Software Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023

4.30

English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trading Co., Ltd. and Guangzhou Jingdong Trading Co., Ltd. dated May 1 2017 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.31

Convertible Note Purchase Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 11, 2019 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020) (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.32

Registration Rights Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.33

English translation of Headquarter Project Development Supervision Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and Shenzhen Nanshan People’s Government dated February 25, 2020 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.34

English summary of Nanshan Land Usage Rights Purchase Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and the Planning and Natural Resources Administration of Shenzhen dated February 26, 2020 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.35

English translation of Exclusive Business Cooperation Agreement between Beihai Green Lemon Technology Co., Ltd. and Beihai Super Egg E-Commerce Co., Ltd. dated June 26, 2018 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2021)

4.36

English translation of Exclusive Option Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.37

English translation of Equity Pledge Agreement among Beihai Green Lemon Technology Co., Ltd., Beihai Super Egg E-Commerce Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.37 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.38

English translation of Power of Attorney Agreement between Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.39

English translation of Loan Agreement among Beihai Green Lemon Technology Co., Ltd. and shareholders of Beihai Super Egg E-Commerce Co., Ltd. dated November 4, 2021 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2022)

4.40†

Repurchase Agreement between the Registrant and PAGAC Lemongrass Holding I Limited dated March 13, 2023 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F filed with the Securities and Exchagne Commission on April 26, 2023)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333221509) filed with the Securities and Exchange Commission on November 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Shihui Partners

97*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension With Embedded Linkbases Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* Filed herewith

** Furnished herewith

† Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEXINFINTECH HOLDINGS LTD.
		By:	/s/ Jay Wenjie Xiao
		Name:	Jay Wenjie Xiao
Date:	April 29, 2024	Title:	Chief Executive Officer and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for loan facilitation and servicing fees

As described in Note 2(l) to the consolidated financial statements, revenues from loan facilitation and servicing fees were RMB6,335 million for the year ended December 31, 2023. Management has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees-performance based is recognized under “Tech-empowerment service income” at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee, the relative standalone selling prices, and the estimated variable considerations. These procedures also included, among others: (i) testing management’s process for developing the fair value of the financial guarantee, including testing the appropriateness and mathematical accuracy of the fair value calculation; (ii) testing the completeness, accuracy, and relevance of data used in the calculation; and (iii) evaluating the reasonableness of significant assumptions used by management related to: (a) the expected loss rates at loan inception and (b) the expected margins on cost of guarantee services. These procedures also included: (i) testing management’s process for developing the estimated standalone selling prices and determining variable considerations; (ii) evaluating the reasonableness of significant assumptions used by management related to: (a) the estimated cost of providing the services and the estimated margins, and (b) the expected loss rates of the underlying off-balance sheet loans. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s model and significant assumptions to determine the fair value of the financial guarantee at loan inception and the variable consideration of expected loss rates for underlying off-balance sheet loans.

Expected credit losses on financial assets and contingent guarantee liabilities

As described in Notes 2(g), 2(i), 3 and 4 to the consolidated financial statements, the Company has financial assets and financial guarantees provided for off-balance sheet loans that are subject to credit losses. The current expected credit losses (“CECL”) methodology also applies to the off-balance sheet credit exposures of financial guarantees not accounted for as derivatives. As of December 31, 2023, allowance for credit losses related to financing receivables, contract assets and service fees receivable, and guarantee receivables were RMB62 million, RMB381 million and RMB117 million, respectively; the contingent guarantee liabilities provided for off-balance sheet loans were RMB1,809 million. The lifetime expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

The principal considerations for our determination that performing procedures relating to expected credit losses on financial assets and contingent guarantee liabilities is a critical audit matter are the significant judgment by management in the determination of the expected loss rates on the financial assets and contingent guarantee liabilities. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the default rates, the lifetime recovery and application of macroeconomic forecasts used in determination of expected credit losses. The audit effort involved the use of professionals with specialized skill and knowledge.

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

Fair value measurement of financial guarantee derivatives

As described in Notes 2(k), 9 and 12 to the consolidated financial statements, guarantee derivative liabilities provided for off-balance sheet loans were RMB1,358 million as of December 31, 2023. Financial guarantee derivatives are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined by management based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services.

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

April 29, 2024

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	1,494,150	2,624,719	369,684
Restricted cash	1,267,512	1,433,502	201,905
Restricted term deposit	1,061,858	105,182	14,815
Short-term investments	270,000	200,000	28,169
Short-term financing receivables, net of allowance for credit losses of RMB184,187 and RMB58,594 as of December 31, 2022 and December 31, 2023, respectively	6,397,920	3,944,000	555,501
Short-term contract assets and receivables, net of allowance for credit losses of RMB216,850 and RMB436,136 as of December 31, 2022 and December 31, 2023, respectively	3,894,175	6,112,981	860,995
Deposits to insurance companies and guarantee companies	2,249,022	2,613,271	368,072
Prepayments and other current assets	1,086,952	1,428,769	201,238
Amounts due from related parties	6,602	6,989	984
Inventories, net	53,917	33,605	4,733
Total Current Assets	17,782,108	18,503,018	2,606,096
Non-current Assets
Restricted cash	168,521	144,948	20,415
Long-term financing receivables, net of allowance for credit losses of RMB13,220 and RMB3,087 as of December 31, 2022 and December 31, 2023, respectively	460,325	200,514	28,242
Long-term contract assets and receivables, net of allowance for credit losses of RMB52,742 and RMB61,838 as of December 31, 2022 and December 31, 2023, respectively	605,051	599,818	84,483
Property, equipment and software, net	284,593	446,640	62,908
Land use rights, net	931,667	897,267	126,377
Long‑term investments	348,376	255,003	35,916
Deferred tax assets	1,141,761	1,232,092	173,537
Other assets, net of allowance of credit losses of RMB19,491 and RMB 224,834 as of December 31, 2022 and December 31, 2023, respectively	1,048,301	861,491	121,338
Total Non-current Assets	4,988,595	4,637,773	653,216
TOTAL ASSETS	22,770,703	23,140,791	3,259,312

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB25,970 and RMB29,032 as of December 31, 2022 and December 31, 2023, respectively)	25,970	49,801	7,014
Amounts due to related parties(including amounts of the consolidated VIEs of RMB4,669 and RMB2,958 as of December 31, 2022 and December 31, 2023, respectively)	4,669	2,958	417
Short‑term borrowings(including amounts of the consolidated VIEs of RMB1,138,046 and RMB317,888 as of December 31, 2022 and December 31, 2023, respectively)	1,168,046	502,013	70,707
Short‑term funding debts (including amounts of the consolidated VIEs of RMB4,385,253 and RMB3,483,196 as of December 31, 2022 and December 31, 2023, respectively)	4,385,253	3,483,196	490,598
Deferred guarantee income (including amounts of the consolidated VIEs of RMB781,633 and RMB1,215,490 as of December 31, 2022 and December 31, 2023, respectively)	894,858	1,538,385	216,677
Contingent guarantee liabilities (including amounts of the consolidated VIEs of RMB770,495 and RMB1,232,002 as of December 31, 2022 and December 31, 2023, respectively)	882,107	1,808,540	254,728
Accruals and other current liabilities(including amounts of the consolidated VIEs of RMB2,550,969 and RMB3,521,896 as of December 31, 2022 and December 31, 2023, respectively)	3,057,469	4,434,254	624,552
Convertible notes	2,063,545	505,450	71,191
Total Current Liabilities	12,481,917	12,324,597	1,735,884

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
Non-current Liabilities
Long-term borrowings(including amounts of the consolidated VIEs of RMB150,430 and RMB524,270 as of December 31, 2022 and December 31, 2023, respectively)	150,430	524,270	73,842
Long‑term funding debts (including amounts of the consolidated VIEs of RMB1,334,105 and RMB455,800 as of December 31, 2022 and December 31, 2023, respectively)	1,334,105	455,800	64,198
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB52,065 and RMB53,646 as of December 31, 2022 and December 31, 2023, respectively)	52,559	75,340	10,611
Other long-term liabilities(including amounts of the consolidated VIEs of RMB65,788 and RMB33,495 as of December 31, 2022 and December 31, 2023, respectively)	102,941	50,702	7,141
Total Non-current Liabilities	1,640,035	1,106,112	155,792
TOTAL LIABILITIES	14,121,952	13,430,709	1,891,676
Shareholders’ equity:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 300,707,476 shares issued,245,264,614 shares outstanding as of December 31, 2022; 1,889,352,801 shares authorized, 300,707,476 shares issued 256,918,184 shares outstanding as of December 31, 2023)	191	199	30
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized,80,189,163 shares issued and outstanding as of December 31, 2022;110,647,199 shares authorized,71,342,227 shares issued and outstanding as of December 31, 2023)	47	41	7
Treasury stock (44,369,636 and 44,369,636 shares as of December 31, 2022 and 2023, respectively)	(328,764)	(328,764)	(46,305)
Additional paid-in capital	3,081,254	3,204,961	451,406
Statutory reserves	1,022,592	1,106,579	155,858
Accumulated other comprehensive loss	(20,842)	(13,545)	(1,908)
Retained earnings	4,894,273	5,740,611	808,548
Total shareholders’ equity	8,648,751	9,710,082	1,367,636
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,770,703	23,140,791	3,259,312

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Credit facilitation service income	6,955,810	5,963,803	9,666,120	1,361,445
Loan facilitation and servicing fees-credit oriented	4,448,344	2,486,527	5,001,881	704,500
Guarantee income	774,544	1,453,180	2,519,284	354,834
Financing income	1,732,922	2,024,096	2,144,955	302,111
Tech-empowerment service income	2,762,995	1,845,943	1,640,453	231,053
Installment e-commerce platform service income (including commission fee from a related party of RMB7,731, RMB631 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	1,661,720	2,056,065	1,750,509	246,554
Total operating revenue	11,380,525	9,865,811	13,057,082	1,839,052
Operating cost
Cost of sales	(1,759,956)	(2,066,804)	(1,635,635)	(230,374)
Funding cost	(457,615)	(518,069)	(513,869)	(72,377)
Processing and servicing cost (including collection service fee from related parties of RMB20,493, RMB16,177 and RMB14,753 for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,858,901)	(1,875,292)	(1,935,016)	(272,541)
Provision for financing receivables	(401,104)	(437,477)	(627,061)	(88,320)
Provision for contract assets and receivables	(531,237)	(465,188)	(629,308)	(88,636)
Provision for contingent guarantee liabilities	(622,438)	(1,468,265)	(3,203,123)	(451,150)
Total operating cost	(5,631,251)	(6,831,095)	(8,544,012)	(1,203,398)
Gross profit	5,749,274	3,034,716	4,513,070	635,654
Operating expenses:
Sales and marketing expenses	(1,658,904)	(1,685,438)	(1,733,301)	(244,130)
Research and development expenses	(549,286)	(583,260)	(513,284)	(72,295)
General and administrative expenses	(470,661)	(431,571)	(387,387)	(54,562)
Total operating expenses	(2,678,851)	(2,700,269)	(2,633,972)	(370,987)
Change in fair value of financial guarantee derivatives, net	(458,846)	613,873	(267,677)	(37,701)
Change in fair value of loans at fair value	111,762	108,508	61,309	8,635
Interest expense, net	(63,125)	(55,636)	(50,483)	(7,110)
Investment loss	(4,160)	(33,944)	(303,235)	(42,710)
Others, net	113,480	61,321	7,774	1,095
Income before income tax expense	2,769,534	1,028,569	1,326,786	186,876
Income tax expense	(435,418)	(202,640)	(260,841)	(36,739)
Net income	2,334,116	825,929	1,065,945	150,137
Less: net income attributable to non-controlling interests	193	6,177	—	—
Net income attributable to ordinary shareholders of the Company	2,333,923	819,752	1,065,945	150,137
Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	6.33	2.36	3.24	0.46
Diluted	5.73	2.21	3.17	0.45

Net income per ADS attributable to ordinary shareholders of the Company
Basic	12.67	4.71	6.49	0.91
Diluted	11.46	4.41	6.34	0.89

Weighted average number of ordinary shares outstanding
Basic	368,460,867	348,048,245	328,523,952	328,523,952
Diluted	414,992,716	392,756,821	359,820,982	359,820,982

Share‑based compensation expenses included in:
Processing and servicing cost	9,968	5,179	246	35
Sales and marketing expenses	30,508	23,142	17,454	2,458
Research and development expenses	39,413	30,386	23,547	3,317
General and administrative expenses	107,995	97,613	76,605	10,790

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	2,334,116	825,929	1,065,945	150,137
Other comprehensive income
Foreign currency translation adjustments, net of tax	7,965	(32,115)	7,297	1,028
Total comprehensive income	2,342,081	793,814	1,073,242	151,165
Less: net income attributable to non-controlling interests	193	6,177	—	—
Total comprehensive income attributable to ordinary shareholders	2,341,888	787,637	1,073,242	151,165

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stock		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive income/(loss)	Retained Earnings	Non-controlling interests	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2020	267,356,928	176	96,727,057	58	—	—	2,724,006	649,234	3,308	2,113,956	40,000	5,530,738
Net income	—	—	—	—	—	—	—	—	—	2,333,923	193	2,334,116
Share-based compensation expenses	—	—	—	—	—	—	187,884	—	—	—	—	187,884
Exercise of share-based awards	3,651,808	3	—	—	—	—	7,103	—	—	—	—	7,106
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	2,261,364	1	(2,261,364)	(1)	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	252,088	—	(252,088)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	7,965	—	—	7,965
Balances at December 31, 2021	273,270,100	180	94,465,693	57	—	—	2,918,993	901,322	11,273	4,195,791	40,193	8,067,809
Net income	—	—	—	—	—	—	—	—	—	819,752	6,177	825,929
Share-based compensation expenses	—	—	—	—	—	—	156,320	—	—	—	—	156,320
Exercise of share-based awards	2,087,620	1	—	—	—	—	2,695	—	—	—	—	2,696
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	14,276,530	10	(14,276,530)	(10)	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	121,270	—	(121,270)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	(32,115)	—	—	(32,115)
Treasury Repurchases	(44,369,636)	—	—	—	44,369,636	(328,764)	—	—	—	—	—	(328,764)
Transaction with non-controlling shareholders	—	—	—	—	—	—	3,246	—	—	—	(5,634)	(2,388)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(40,736)	(40,736)
Balances at December 31, 2022	245,264,614	191	80,189,163	47	44,369,636	(328,764)	3,081,254	1,022,592	(20,842)	4,894,273	—	8,648,751
Net income	—	—	—	—	—	—	—	—	—	1,065,945	—	1,065,945
Share-based compensation expenses	—	—	—	—	—	—	117,852	—	—	—	—	117,852
Exercise of share-based awards	2,806,634	2	—	—	—	—	5,855	—	—	—	—	5,857
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	8,846,936	6	(8,846,936)	(6)	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	83,987	—	(83,987)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	7,297	—	—	7,297
Dividends to shareholders	—	—	—	—	—	—	—	—	—	(135,620)	—	(135,620)
Balances at December 31, 2023	256,918,184	199	71,342,227	41	44,369,636	(328,764)	3,204,961	1,106,579	(13,545)	5,740,611	—	9,710,082

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	2,334,116	825,929	1,065,945	150,137
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discounts	6,446	6,717	41,402	5,831
Share-based compensation expenses	187,884	156,320	117,852	16,599
Amortization of right-of-use assets and interest of lease liabilities	54,552	53,199	39,733	5,596
Depreciation and amortization	90,751	94,941	105,409	14,847
Provision for financing and interest receivables	401,104	437,477	627,061	88,320
Provision for contract assets and receivables	531,237	465,188	629,308	88,636
Provision for contingent guarantee liabilities	622,438	1,468,265	3,203,123	451,150
Change in inventory provision	46	(468)	(602)	(85)
Change in fair value of financial guarantee derivatives, net	458,846	(613,873)	267,677	37,701
Change in fair value of loans at fair value	(111,762)	(108,508)	(61,309)	(8,635)
Deferred income tax	(396,257)	33,341	(67,550)	(9,514)
Investment-related impairment	—	36,930	301,760	42,502
Loss/(gain) on disposal of long-term investments	1,984	(7,067)	—	—
Share of results of equity investees	3,967	4,081	1,475	208
Fair value changes of other assets	(1,791)	—	—	—
Foreign exchange (gain)/loss	(12,666)	28,397	35,602	5,014
(Gain)/loss on disposal of loans at fair value and financing receivables	(2,532)	—	2,966	418
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	205,551	(399,288)	515,074	72,547
Prepayments and other current assets	74,320	183,623	(247,586)	(34,872)
Deposits to insurance companies and guarantee companies	(312,208)	(870,533)	(364,249)	(51,303)
Amounts due from related parties	(5,396)	(265)	(387)	(55)
Contract assets and receivables	(180,564)	(128,116)	(2,840,791)	(400,117)
Other long-term liabilities	109,722	(34,448)	(52,239)	(7,358)
Inventories	(692)	(5,633)	20,914	2,946
Other operating assets	(140,492)	(276,182)	(62,016)	(8,735)
Accounts payable	(27,256)	12,759	23,831	3,357
Amounts due to related parties	1,408	(4,233)	(1,711)	(242)
Deferred guarantee income	(274,739)	475,015	643,527	90,639
Contingent guarantee liabilities	(1,432,385)	(1,514,998)	(2,276,690)	(320,665)
Other payable to Individual Investors	(56,365)	(5,560)	(1,272)	(179)
Accruals and other current liabilities	538,152	(214,166)	1,120,795	157,861
Net cash provided by operating activities	2,667,419	98,844	2,787,052	392,549
Cash flows from investing activities:
Cash proceed for disposal of loans at fair value and financing receivables	43,272	35,527	—	—
Cash paid on long-term investments	(38,657)	—	—	—
Proceeds from disposal of subsidiaries	—	43,956	—	—
Cash paid on acquisition of subsidiaries, net of cash acquired	—	7,958	—	—
Proceeds from disposal of investmenets and refund of prepayment on long-term investments	65,537	4,000	—	—
Purchases of property, equipment and software	(121,533)	(148,816)	(229,523)	(32,328)
Financing receivables originated and purchased (excluding receivables related to online direct sales)	(18,420,894)	(20,238,725)	(18,316,222)	(2,579,786)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	18,942,385	17,374,379	19,887,574	2,801,106
Investments in loans at fair value	(3,851,997)	(4,296,611)	(5,154,834)	(726,043)
Collection of loans at fair value	4,051,776	4,305,417	5,120,379	721,190
Placement of restricted term deposit and short-term investments	(2,467,239)	(1,260,246)	(1,102,968)	(155,350)
Withdrawal of restricted term deposit and short-term investments	2,504,282	1,764,124	2,130,046	300,011
Loans to third parties	(292,317)	—	—	—
Net cash provided by/(used in) investing activities	414,615	(2,409,037)	2,334,452	328,800

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from borrowings	2,304,068	1,384,530	1,957,888	275,763
Principal payments on borrowings	(2,331,390)	(1,868,010)	(2,265,540)	(319,095)
Proceeds from funding debts	18,221,528	19,836,846	17,938,230	2,526,547
Principal payments on funding debts	(19,980,864)	(17,929,921)	(19,718,592)	(2,777,306)
Repurchase of treasury stock	—	(326,942)	—	—
Proceeds from non-controlling shareholder	—	12,424	—	—
Exercise of share-based awards	7,124	2,742	5,880	828
Dividends to shareholders	—	—	(135,620)	(19,102)
Repayments of convertible loans	—	—	(1,634,678)	(230,240)
Net cash (used in)/provided by financing activities	(1,779,534)	1,111,669	(3,852,432)	(542,605)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23,592)	9,893	3,914	552
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,278,908	(1,188,631)	1,272,986	179,296
Cash, cash equivalents and restricted cash at beginning of the year	2,839,906	4,118,814	2,930,183	412,708
Including:
Cash and cash equivalents at beginning of the year	1,563,755	2,664,132	1,494,150	210,447
Restricted cash at beginning of the year	1,276,151	1,454,682	1,436,033	202,261
Cash, cash equivalents and restricted cash at end of the year	4,118,814	2,930,183	4,203,169	592,004
Including:
Cash and cash equivalents at the end of the year	2,664,132	1,494,150	2,624,719	369,684
Restricted cash at the end of the year	1,454,682	1,436,033	1,578,450	222,320
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings and convertible notes	96,837	80,411	86,411	12,171
Cash paid for income tax expense	522,915	614,404	255,579	35,998
Cash paid for land use rights	516,000	—	—	—

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

As of December 31, 2023, the Company’s principal subsidiaries, the consolidated VIEs and subsidiaries of the consolidated VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services
Beihai Dulin Information Technology Co. Ltd (“Beihai Dulin”)	November 28, 2022	Beihai, PRC	100%	Financial technology services
The VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Beihai Super Egg E-Commerce Co., Ltd. (“Beihai Super Egg”)	May 31, 2018	Beihai, PRC	100%	Investment holding
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Beizhipiji Technology Co., Ltd. ("Beizhipiji")	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Dingsheng Computer”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Beihai Aurora Technology Co., Ltd. (“Beihai Aurora”)	June 19, 2018	Beihai, PRC	100%	Financial technology services
Beihai Lexin Information Technology Co., Ltd. (“Beihai Lexin Information”)	June 11, 2018	Beihai, PRC	100%	Financial technology services
Ganjiang New Area Mengtian Financing Guarantee Co., Ltd. (“Ganjiang Mengtian”)	October 24, 2019	Ganjiang, PRC	100%	Financing guarantee services

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Management concluded that the Company is entitled to substantially all of the economic benefits from the VIEs and is obligated to absorb all of their expected losses. As such, the Company is the ultimate primary beneficiary of the VIEs and shall consolidate the VIEs and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(b) to the consolidated financial statements for the basis of consolidation.

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

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, has the obligation to absorb losses of, or the right to receive benefits from the entity that could potentially be significant to the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

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

Power of Attorney. Pursuant to the Power of Attorney, each nominee shareholder of the VIEs irrevocably authorizes the Group’s relevant PRC subsidiaries to act as its attorney‑in‑fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interests in the VIEs, including the right to attend shareholder meetings on behalf of such shareholder, the right to appoint legal representatives, directors, supervisors and chief executive officers and other senior management, and the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney is irrevocable and remains in force continuously upon execution.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(ii)
Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries, has the obligation to absorb losses of, or the right to receive benefits from the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and the VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the consolidated VIEs amounting to RMB4,983 million as of December 31, 2023. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through the consolidated VIEs and the VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiaries, the VIEs and their respective nominee shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and the VIEs’ subsidiaries in the consolidated financial statements in the future if changes in the legal interpretation or enforcement of the PRC laws, regulations and policies occur in the future.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In March 2019, the Foreign Investment Law was approved by the National People’s Congress, effective on January 1, 2020. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, effective on January 1, 2020, and further clarified and elaborated the relevant provisions of the Foreign Investment Law. Given that there still exist uncertainties in relation to the interpretation and implementation of the Foreign Investment Law and its implementation regulations, the possibility that the VIEs will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded.

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

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with the VIEs is remote.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2022	2023
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,273,823	1,834,738
Restricted cash	718,675	916,015
Restricted term deposit and short-term investments	119,678	149,678
Financing receivables, net	6,756,760	3,990,083
Amounts due from Group companies (1)	106,977	201,390
Deposits to insurance companies and guarantee companies	2,214,771	2,605,464
Contract assets and receivables, net	4,151,340	5,586,257
Property, equipment and software, net	213,610	351,688
Land use rights, net and right of use assets	1,029,258	955,250
Long‑term investments	331,560	239,244
Other assets	2,919,516	3,119,999
TOTAL ASSETS	19,835,968	19,949,806
LIABILITIES
Amounts due to Group companies (1)	6,285,111	6,546,526
Borrowings	1,288,476	842,158
Funding debts	5,719,358	3,938,996
Deferred guarantee income	781,633	1,215,490
Contingent guarantee liabilities	770,495	1,232,002
Other liabilities	2,699,461	3,641,027
TOTAL LIABILITIES	17,544,534	17,416,199
Total equity attributable to owners of the company	2,291,434	2,533,607
TOTAL SHAREHOLDERS’ EQUITY	2,291,434	2,533,607
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,835,968	19,949,806

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	11,091,978	9,297,734	11,264,532
Inter-group revenues (2)	11,429	329	186,968
Total Operating revenue	11,103,407	9,298,063	11,451,500
Operating cost:
Third-party costs	(5,520,994)	(6,484,657)	(7,354,363)
Inter-group costs(2)	(1,636)	(36)	(27)
Total operating cost	(5,522,630)	(6,484,693)	(7,354,390)
Gross profit	5,580,777	2,813,370	4,097,110
Operating expense:
Third-party expenses	(1,689,151)	(1,764,902)	(1,766,810)
Inter-group expenses(2)	(3,047,627)	(1,629,811)	(1,544,632)
Total operating expenses	(4,736,778)	(3,394,713)	(3,311,442)
Others	(369,200)	617,568	(448,109)
Income before income tax	474,799	36,225	337,559
Income tax expenses	(142,201)	(13,950)	(100,292)
Net income	332,598	22,275	237,267
Less: net income attributable to non-controlling interests	193	6,177	—
Net income attributable to ordinary shareholders of the Company	332,405	16,098	237,267

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(298,268)	537,019	1,412,861
Net cash provided by transactions with external parties	3,839,254	2,063,827	2,892,415
Net cash used in transactions with inter-group entities for technical service charges and others (3)	(4,137,522)	(1,526,808)	(1,479,554)
Net cash provided by/(used in) investing activities	622,696	(2,062,379)	1,337,528
Net cash provided by/(used in) transactions with external parties	472,228	(2,586,207)	1,387,854
Net cash (used in)/provided by funds to Group companies (4)	150,468	(61,831)	(50,326)
Transfer of Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to subsidiary (5)	—	585,659	—
Net cash provided/(used in) by financing activities	656,269	(37,777)	(1,992,134)
Net cash (used in)/provided by transactions with external parties	(1,775,038)	1,469,679	(2,242,139)
Net cash provided by/(used in) funds from Group companies (6)	2,431,307	(1,507,456)	250,005
Net increase/(decrease) in cash, cash equivalents and restricted cash	980,697	(1,563,137)	758,255
Cash, cash equivalents and restricted cash at beginning of the year	2,574,938	3,555,635	1,992,498
Cash, cash equivalents and restricted cash at end of the year	3,555,635	1,992,498	2,750,753

(1)
The amounts due from Group companies represent the funds provided by the consolidated VIEs to WFOEs, and the operating receivables resulting from the provision of goods and services to WFOEs;
The amounts due to Group companies represent the funds provided by group companies to the consolidated VIEs, and the operating payables resulting from the technical service fees charged by WFOEs.
(2)
The inter-group revenues and inter-group costs and expenses recognized by the consolidated VIEs were related to the goods and services between the consolidated VIEs and WFOEs;
The inter-group expenses incurred by the consolidated VIEs represent the technical service fees charged by WFOEs.
(3)
For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIEs to WFOEs for technical service fees were RMB4,140 million, RMB1,540 million and RMB1,647 million, respectively. Cash received by the VIEs to WFOEs for the provision of goods and services were RMB2.5 million, RMB13.0 million and RMB168 million, respectively.
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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2022 and 2023 were gain of RMB8.0 million, loss of RMB32.1 million and gain of RMB7.3 million respectively.

(e)
Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

(f)
Presentation for on- and off-balance sheet loans

The Group finances the loans with the proceeds from various funding partners, which primarily include: (1) the Institutional Funding Partners; and (2) third-party investors of the consolidated Trusts and asset‑backed securitized debts. Depending on the arrangements among the Group, the Borrowers and the funding partners, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

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

The Group also issues private asset-backed securities (“ABS”) to diversify its funding sources. The Group is considered the primary beneficiary of these ABS plans as it has power to direct the activities that most significantly impact economic performance of the ABS plans, and has the obligation to absorb losses of or the right to receive benefits from the ABS plans that could potentially be significant to the ABS plans. As a result, the Group consolidated the ABS plans in the consolidated financial statements under ASC 810, Consolidation.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Off‑balance sheet loans

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

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for any charge‑offs, the allowance for credit losses, and net deferred origination fees on originated financing receivables. The Group recognizes financing income over the terms of the financing receivables using the effective interest rate method. Refer to Note 2(l) for details. For financing receivables initially generated from online sales with installment payment terms on the Group’s Platform or APP, if they are subsequently funded by on-balance sheet loans, the Group considers that the financing receivables are not settled or extinguished, and therefore continues to account for these financing receivables according to the installment payment terms. If the financing receivables are subsequently funded by off-balance sheet loans, the Group considers that these financing receivables are settled and extinguished with the proceeds from the off-balance sheet loans as facilitated by the Group.

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as financing income as earned. Financing receivables are placed on non‑accrual status upon reaching 90 days past due. When a financing receivable is placed on non‑accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

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

The Group applies Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses. The lifetime expected credit losses are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The CECL methodology also applies to certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives. The financial guarantees provided for the Group’s off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology. The expected credit losses (the contingent aspect) of the guarantee shall be accounted for in addition to and separately from the guarantee liability (the noncontingent aspect) accounted for under ASC 460. Further, the contingent liability is determined using CECL lifetime methodology.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Starting from 2019, the Group started to cooperate with third-party insurance companies and guarantee companies that directly provide guarantee services to certain Institutional Funding Partners, and no longer replenished the deposits made to these Institutional Funding Partners. According to relevant financial guarantee arrangements, third-party insurance companies and guarantee companies will provide the principal and interest payment to these Institutional Funding Partners, in case of Borrowers’ defaults. However, the Group is required to provide deposits and replenish such deposits from time to time to the bank accounts of these insurance companies and guarantee companies, in the event that such insurance companies and guarantee companies perform their guarantee obligations upon the Borrowers’ defaults. Effectively, the Group provides risk safeguard measures or a deposit to compensate the insurance companies and guarantee companies in the event that they performed their guarantee or insurance obligations upon the Borrowers’ defaults. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

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

The estimated fair value of the guarantee liabilities at inception of the loans is determined based on a discounted cash flow model, with reference to estimates of expected loss rates using CECL lifetime methodology. Subsequent to initial recognition, the guarantee liabilities continue to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk over the terms of the underlying loans, as “Guarantee income” on the Consolidated Statements of Operations.

The expected credit losses of the guarantee (the contingent aspect recorded as “Contingent guarantee liabilities”) are accounted for in addition to and separately from the guarantee liability (the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460. The contingent guarantee liabilities are determined using CECL lifetime methodology, and recognized in full amount at loan inceptions. At each reporting date, the Group measures the contingent guarantee liabilities of the underlying loans, on a portfolio basis, and the relevant credit losses of guarantee are recorded as “Provision for contingent guarantee liabilities” on the Consolidated Statements of Operations.

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2021, 2022 and 2023:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
		(RMB in thousands)
Opening balances	694,582	419,843	894,858
Fair value of deferred guarantee income at inception of new loans	499,805	1,928,195	3,162,811
Release of deferred guarantee income	(774,544)	(1,453,180)	(2,519,284)
Ending balances	419,843	894,858	1,538,385

The following table sets forth the activities of the Group’s obligations associated with the contingent guarantee liabilities for the year ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023
		(RMB in thousands)
Opening balances	1,738,787	928,840	882,107
Provision for contingent liabilities of guarantee	622,438	1,468,265	3,203,123
Net cash payout	(1,432,385)	(1,514,998)	(2,276,690)
Ending balances	928,840	882,107	1,808,540

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

For those loans the Group acquired or purchased from the relevant funding partners, the Group accounts for them using fair value option pursuant to ASC 825, Financial Instruments, and records them as "Loans at fair value" under “Prepayments and other current assets” on the Consolidated Balance Sheets.

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

(k)
Guarantee derivatives

In order to determine the accounting treatment of the guarantee, the Group considered the criteria of scope exception under ASC 815‑10‑15‑58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non‑payment both at inception and throughout its term either through direct legal ownership or through other arrangement.

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

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Installment e-commerce platform service income
Installment e-commerce platform service income	1,661,156	1,997,838	1,585,625
Other services	564	58,227	164,884
Total installment e-commerce platform service income	1,661,720	2,056,065	1,750,509
Credit facilitation service income
Loan facilitation and matching servicing fees-credit oriented	3,120,892	1,404,507	4,178,477
Post-origination servicing fees-credit oriented	1,327,452	1,082,020	823,404
Total credit facilitation service income	4,448,344	2,486,527	5,001,881
Tech-empowerment service income
Loan facilitation and matching servicing fees- performance based	1,727,794	935,234	702,774
Post-origination servicing fees- performance based	561,658	427,404	280,574
Loan facilitation and servicing fees- volume based	279,902	252,460	349,927
Membership services	107,901	82,256	133,211
Other services	85,740	148,589	173,967
Total tech-empowerment service income	2,762,995	1,845,943	1,640,453
Total revenue from loan facilitation and servicing fees	7,017,698	4,101,625	6,335,156
Total operating revenue within the scope of ASC 606	8,873,059	6,388,535	8,392,843

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Revenues recognized at point-in-time	6,876,048	4,796,855	7,155,654
Revenues recognized over time	1,997,011	1,591,680	1,237,189
Total operating revenue within scope of ASC 606	8,873,059	6,388,535	8,392,843

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

Other services

The Group also operates online marketplace that enable third party sellers to provide their goods or services to customers. The Group earns commission fee based on the sales amount for the services rendered. Revenues are recognized at point-in-time when the underlying transactions are completed, i.e., upon acceptance of the underlying goods or services by the customers. In accordance with ASC 606-10-55-39, the Group recognizes the service fees as revenues on a net basis, as the Group is acting as an agent and does not have general inventory risk or does not have discretion to establish prices. For these transactions whereby the Group pays to the third party sellers on behalf of the customers where the customers select the installment payment terms, the Group generates financing receivables due from the Borrowers, which may be subsequently funded with the proceeds from on- or off-balance sheet loans as discussed in Note 2(f).

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

For the off-balance sheet loans funded by certain Institutional Funding Partners, where the Group also provides guarantee services, revenue from loan facilitation and matching and post-origination services under this business model is recorded as “Loan facilitation and matching servicing fees-credit oriented” and “Post-origination servicing fees-credit oriented” respectively under “Credit facilitation service income.” Revenue from guarantee services is recorded as “Guarantee income” under ASC 460 (Note 2(f)) under Credit facilitation service income.

For the off-balance sheet loans funded by certain other Institutional Funding Partners, where the Group does not provide guarantee services and takes no credit risks of Borrowers in respect of principal and interests due to the lenders, the Group charges the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans. Revenue from loan facilitation and matching and post-origination services under this business model is recorded as “Loan facilitation and matching servicing fees-performance based” and “Post-origination servicing fees-performance based” under “Tech-empowerment service income.”

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

Other services under tech-empowerment service income

The Group also engages in other business, which consists primarily of technical services to financial institutions. Revenues generated by the Group from these businesses are recorded under “Tech-empowerment service income” when performance obligation is satisfied.

Financing income

The Group generates financing income from its financing receivables, which comprises of interest income and others.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Interest income is recognized over the terms of financing receivables using the effective interest method. Direct origination costs include costs directly attributable to originating financing receivables, including vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to the origination of financing receivables. Considering the credit risk characteristics of the Borrowers as well as the relatively small amount of each individual financing receivable, the Group determined that direct origination costs incurred for originating individual financing receivables are insignificant and expensed as incurred and recorded in “Processing and servicing cost” on the Consolidated Statements of Operations. The Group stops accruing interest income and reverses all accrued but unpaid interest as of such date when reasonable doubt exists as to the full, timely collection of interest or principal.

Other revenues include fees collected for prepayment and late payment for on‑balance sheet loans, which are calculated as certain percentages of interest over the prepaid principal loan amount in case of prepayment or certain percentages of past due amounts in case of late payment.

Customer incentives

In order to incentivize the individual customers to use the Platform and APP, the Group primarily provides two major types of incentive coupons: cash coupons that have a stated discount amount that reduces the selling price of a future purchase of product and repayment coupons that have a stated discount amount that reduce a future installment repayment. Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB200 million, RMB122 million and RMB105 million for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB27.3 million, RMB11.9 million and negative RMB3.0 million were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2021, 2022, and 2023, respectively.

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

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in membership services and post-origination services, which is recorded as “Deferred service fees” included in “Accruals and other current liabilities” on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB26.7 million and RMB31.1 million for the years ended December 31, 2022 and 2023, respectively.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2022 and 2023, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB312 million and RMB339 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

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

(m)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2022 and 2023, the Group did not have any cash equivalents.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(p)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Prior to September 2023, and for the years ended December 31, 2022 and 2021, cost of inventory is determined using the moving average cost method. Starting from September 2023, cost of inventory is determined using the first-in-first-out cost method. Such change did not have a material impact on the financial position and results of operations and therefore was not applied retrospectively in accordance with ASC 250-10-S99-3. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2022 and 2023, all inventory balances were products available for sale.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(u)
Other assets

Other assets on the Consolidated Balance Sheets mainly represent the long-term deposits made to the institutional funding partners, insurance companies and guarantee companies, the investment related prepayment, and other long-term assets. The Group assesses the recoverability of these assets and establishes allowances to reflect the net amounts expected to be recovered. The allowance is management’s estimate of expected credit losses after considering historical collection activity, nature of assets, current business environment and relevant forward-looking elements that may affect the recoverability.

As of December 31, 2022 and 2023, the allowances for expected credit losses for other assets were RMB19 million and RMB225 million respectively, and out of which, the allowance related to such investment related prepayment were RMB17 million and RMB223 million, respectively. The Group assessed the recoverability of RMB270 million investment related prepayment for equity interest in a domestic private bank, and recognized an additional loss of RMB206 million for the year ended December 31, 2023, considering the operating difficulties and liquidity issues of the counterparty encountered, which is recorded in “investment loss” on the Consolidated Statement of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Group elected the fair value option for the loans acquired or purchased from the relevant funding partners. The Group uses significant unobservable inputs to measure the fair value of these loans (Level 3).

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(z)
Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2021, 2022 and 2023, advertising costs totaled RMB1,021 million, RMB873 million and RMB990 million, respectively.

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

The Group leases certain office premises under non‑cancelable leases, which expire at various dates through August 2026. As of December 31, 2023, the Group’s operating leases had a weighted average remaining lease term of 2.5 years and a weighted average discount rate of 4.91%.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Future minimum lease payments under non‑cancelable operating leases agreements are as follows:

For the Year ended December 31, 2023
RMB in thousands
2024	41,627
2025	36,285
2026	21,263
Total future lease payments	99,175
Impact of discounting remaining lease payments	(7,531)
Total lease liabilities	91,644
- Short-term portion	40,942
- Long-term portion	50,702

Operating lease cost for the years ended December 31, 2021, 2022 and 2023 was RMB59.7 million, RMB53.2 million and RMB45.3 million, respectively, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the years ended December 31, 2021, 2022 and 2023 was RMB 6.4million, RMB13.1 million and RMB19.8 million, respectively. Supplemental cash flow information related to operating leases was as follows:

For the Year ended December 31, 2023
RMB in thousands
Cash payments for operating leases	48,943
Right-of-use assets obtained in exchange for operating lease liabilities	29,915

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

(gg)
Segment reporting

The Group engages primarily in online direct sales services and online consumer finance services for its customers in the PRC. The Group does not distinguish between markets or business lines for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between business lines in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one segment. As most of the Group’s long lived assets are all located in the PRC and the Group’s revenues are primarily derived from the PRC, no geographical segments are presented.

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

For the years ended December 31, 2021, 2022 and 2023, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB252 million, RMB121 million and RMB84 million respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ii)
Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments denominated in RMB that are subject to such government controls amounted to RMB3,159 million and RMB4,253 million as of December 31, 2022 and December 31, 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

Due to a lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Regulations or “providing financing guarantee services in disguised form” under the Financing Guarantee Supplementary Provisions are still unclear. The Group provided various investor protection measures to Institutional Funding Partners through different kinds of arrangements, including providing a deposit, and risk safeguard measures to compensate the insurance companies and guarantee companies in the event that they performed their guarantee or insurance obligations upon the Borrowers’ defaults. It is uncertain whether these or certain of these arrangements would be deemed to have operated financing guarantee business or provided financing guarantee services in disguised form. If such arrangements were deemed to be in violation of any applicable laws and regulations, the Group could be subject to penalties and/or be required to change its current business model, and as a result, the Group’s business, financial condition, and results of operations would be materially and adversely affected.

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

Concentration of credit risk

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Credit risk is one of the most significant risks for the Group’s loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted term deposit and short-term investments, prepayments and other current assets, guarantee receivables, service fees receivable and contract assets, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted term deposit and short-term investments at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2023, approximately 98% of the Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in financial institutions outside the PRC. Financing receivables, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any of the periods presented. There were no financing receivables or contract assets and receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables and contract assets and receivables as of December 31, 2022 and 2023, respectively.

There were two, nil and one inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2021, 2022 and 2023, respectively. Four and two suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2022 and 2023, respectively, as follows:

	As of December 31,
	2022	2023
Inventory supplier A	—	13.9%
Inventory supplier B	28.9%	12.6%
Inventory supplier C	23.4%	*
Inventory supplier D	17.5%	*
Inventory supplier E	11.6%	*

* Less than 10%.

There were two Institutional Funding Partners that accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2021, 2022 and 2023. Institutional Funding Partners accounted for more than 10% of the Group’s funding debts as of December 31, 2022 and 2023 respectively as follows:

	As of December 31,
	2022	2023
Institutional Funding Partner A	16.9%	33.9%
Institutional Funding Partner B	16.5%	36.3%

There were no Institutional Funding Partner that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2022 and 2023.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2022, one guarantee company accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies. As of December 31, 2023, three guarantee companies accounted for more than 10% of the Group’s deposits to insurance companies and guarantee companies.

	As of December 31,
	2022	2023
Guarantee Company A	23.4%	17.1%
Guarantee Company B	*	11.3%
Guarantee Company C	*	11.2%

* Less than 10%.

(a)
Recent accounting pronouncements

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

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the new guidance on its consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2022 and 2023 consisted of the followings:

	As of December 31,
	2022	2023
	(RMB in thousands)
Short-term:
Short-term financing receivables	6,478,949	3,933,553
Accrued interest receivable	103,158	69,041
Allowance for credit losses	(184,187)	(58,594)
Total short-term financing receivables, net	6,397,920	3,944,000
Long-term:
Long-term financing receivables	473,545	203,601
Allowance for credit losses	(13,220)	(3,087)
Total long-term financing receivables, net	460,325	200,514

These balances represent short‑term and long‑term financing receivables generated from loans transacted on the Group’s Platform and APP with an original term generally up to three years and do not have collateral.

As of December 31, 2022 and 2023, loans that were charged-off in accordance with the Group’s standard charge-off policy were RMB4,162 million and RMB4,925 million, respectively. The Group determined it was probable that the Group will be unable to collect the unpaid principal amounts on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(RMB in thousands)
Due in months
0 - 12	6,478,949	3,933,553
13 - 24	370,652	180,719
25 - 36	59,217	46
Thereafter	43,676	22,836
Total financing receivables (excluding accrued interest receivable)	6,952,494	4,137,154

The activities in the allowance for credit losses of financing receivables for the years ended December 31, 2021, 2022 and 2023, respectively, consisted of the following:

	For the year ended December 31,
	2021	2022	2023
	(RMB in thousands)
Beginning balances	(529,162)	(328,231)	(197,407)
Provision for credit losses	(401,104)	(437,477)	(627,061)
Charge-offs	912,260	791,046	939,992
Recoveries from prior charge-offs	(310,225)	(222,745)	(177,204)
Ending balances	(328,231)	(197,407)	(61,681)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aging analysis of past due financing receivables as of December 31, 2022 and 2023 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
December 31, 2022	151,784	98,289	81,652	209,738	—	541,463	6,411,031	6,952,494
December 31, 2023	94,448	76,449	65,816	183,054	—	419,767	3,717,387	4,137,154

Financing receivables amounting to RMB210 million and RMB183 million as of December 31, 2022 and 2023, respectively, were in non‑accrual status. Financing income for non‑accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing financing income. For the years ended December 31, 2021, 2022 and 2023, interest and late payment fees earned from non‑accrual financing receivables were RMB136 million, RMB107 million and RMB74.1 million, respectively.

As of December 31, 2022 and 2023, financing receivables amounting to RMB734 million and RMB190 million have been pledged as collaterals pursuant to investment agreements with certain Institutional Funding Partners (Note 10).

Credit Quality Indicators

The following table provides information on delinquency, which is the primary credit quality indicator for financing receivables. The amortized cost of loans was presented by year of origination for five origination years and beyond, as of December 31, 2023:

	Loans originated in
RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	180 Days or Greater Past Due	Total Past Due	Current	Total
2019 and before	—	—	—	—	—	—	—	—
2020	2	5	7	36	—	50	8	58
2021	393	269	272	1,255	—	2,189	10,655	12,844
2022	9,838	8,031	8,450	34,667	—	60,986	251,940	312,926
2023	84,215	68,144	57,087	147,096	—	356,542	3,454,784	3,811,326
Total	94,448	76,449	65,816	183,054	—	419,767	3,717,387	4,137,154

4. CONTRACT ASSETS AND RECEIVABLES, NET

The following table provides information about the Group’s contract assets and receivables and guarantee receivables with its customers:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2022	2023
	(RMB in thousands)
Short-term:
Contract assets	2,507,733	4,193,755
Allowance for credit losses of contract assets	(97,712)	(278,202)
Contract assets, net	2,410,021	3,915,553
Service fees receivable	631,641	616,617
Allowance for credit losses of service fees receivable	(68,292)	(56,400)
Service fees receivable, net	563,349	560,217
Guarantee receivables	971,651	1,738,745
Allowance for credit losses of guarantee receivables	(50,846)	(101,534)
Guarantee receivables, net	920,805	1,637,211
Long-term:
Contract assets	422,307	404,937
Allowance for credit losses of contract assets	(40,248)	(46,721)
Contract assets, net	382,059	358,216
Guarantee receivables	235,486	256,719
Allowance for credit losses of guarantee receivables	(12,494)	(15,117)
Guarantee receivables, net	222,992	241,602

The activities in the allowance for credit losses of contract assets and receivables for the years ended December 31, 2021, 2022 and 2023, respectively, consisted of the following:

	For the Year Ended December 31,
	2021	2022	2023
		(RMB in thousands)
Beginning balances	(160,342)	(247,301)	(269,592)
Provisions	(531,237)	(461,774)	(622,564)
Charge-offs	523,613	561,988	438,002
Recoveries from prior charge-offs	(79,335)	(122,505)	(43,820)
Ending balances	(247,301)	(269,592)	(497,974)

As of December 31, 2022 and 2023, the balance of contract assets and receivables past due were RMB257 million and RMB443 million, respectively. 82% of contract assets and receivables balance as of December 31, 2023 were originated in 2023.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
	(RMB in thousands)
Receivables from third-party payment service providers (i)	377,928	553,844
Deposits to Institutional Funding Partners (ii)	212,199	237,823
Prepayment to inventory suppliers	55,958	67,222
Prepaid input value-added tax	37,089	41,214
Rental deposits and other current assets	51,107	108,183
Loans at fair value(iii)	352,672	420,483
Total prepayments and other current assets	1,086,952	1,428,769

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
(iii)
The Group elected the fair value option for the loans acquired or purchased from the relevant funding partners. As described in Note 2(j), the Group uses significant unobservable inputs to measure the fair value of these loans.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2022	2023
	(RMB in thousands)
Computers and equipment	204,314	270,236
Furniture and fixtures	19,311	17,967
Leasehold improvement	66,618	69,235
Software	93,309	102,129
Construction in progress	149,777	295,283
Total property, equipment and software	533,329	754,850
Accumulated depreciation and amortization	(248,736)	(308,210)
Total property, equipment and software, net	284,593	446,640

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2021, 2022 and 2023 were RMB56.4 million, RMB60.5 million and RMB71.0 million, respectively.

7. LAND USE RIGHTS, NET

	2022	2023
	(RMB in thousands)
Gross carrying amount	1,032,000	1,032,000
Accumulated amortization	(100,333)	(134,733)
Net carrying amount	931,667	897,267

Land use rights represent the land use rights acquired for the purpose of constructing offices. In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion, which is being amortized on a straight-line basis over the term of the land use right period, approximately 30 years. The Group has made the first installment payment of RMB516 million in February 2020, and the second installment payment of RMB516 million in February 2021.

Amortization expense related to land use rights for each of the three years in the period ended December 31, 2023 is RMB34.4 million. The land use rights were pledged for the long-term borrowing of the Group. Refer to Note 11. Borrowings.

As of December 31, 2023, amortization expenses for future periods are estimated to be as follows:

2023
(RMB in thousands)
2024	34,400
2025	34,400
2026	34,400
2027	34,400
2028	34,400
Thereafter	725,267
Total expected amortization expenses	897,267

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. LONG‑TERM INVESTMENTS

Equity investments

Equity investments accounted for using the measurement alternative

The Group's equity investments that do not have readily determinable fair value are accounted for using the measurement alternative. As of December 31, 2022 and 2023, the carrying value of the Group’s equity investments accounted for using the measurement alternative was RMB213 million and RMB120 million, respectively.

In 2021, the Group disposed the shares held in a company in India and realized all the previous upward adjustment. The cumulative unrealized upward adjustments of fair value of equity investments as of December 31, 2021, 2022 and 2023 was nil.

In 2021 and 2022, no impairment charges was recorded related to investments without readily determinable fair value. In 2023, the Group recognized RMB92.3 million impairment related to investments without readily determinable fair value due to the lower-than-expected financial performance. As of December 31, 2023, the cumulative impairment charges to the equity investment accounted for using the measurement alternative method was RMB176 million.

The following table summarizes the movement of the carrying value of the Group’s equity investments accounted for using the measurement alternative for the year ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	(RMB in thousands)
Long-term investment at the beginning of the year	264,151	212,700	212,700
Addition	16,700	—	—
Disposal	(67,475)	—	—
Impairment	—	—	(92,316)
Foreign currency translation adjustments	(676)	—	—
Long-term investment at the end of the year	212,700	212,700	120,384

Equity investments accounted for using the equity method

As of December 31, 2022 and 2023, the carrying value of the Group’s equity investments accounted for using the equity method were RMB16.8 million and RMB15.8 million, respectively.

In 2021, the Group further invested in the joint venture in Indonesia with a cash consideration of RMB3.0 million. In 2022, the Group disposed the investment in two joint ventures in China, which resulted in the decrease of RMB80.0 million in equity investments from December 31, 2021.

For the years ended December 31, 2021, 2022 and 2023, the Group recorded investment loss of RMB4.0 million, RMB4.1 million and RMB1.5 million respectively in “Investment loss”, as a result of its proportionate share of equity investees’ net losses.

Debt investment

The debt investment is in the form of an interest-bearing loan to an investee, acquired by the Group in September 2018, with a principal of RMB120 million that matures in July 2026. The coupon rate of the loan acquired by the Group is a floating rate linked to the benchmark rate of the People’s Bank of China. The loan was to provide the initial operating fund to the investee.

For the years ended December 31, 2022, the Group recorded expected credit loss of RMB36.9 million and presented it in “Investment loss.” As of December 31, 2022 and 2023, the Group’s loan receivable recorded at amortized cost were RMB119 million.

The interest income in relation to this loan receivable were nil for the years ended December 31, 2021, 2022 and 2023.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2022 and 2023:

December 31, 2022	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	1,061,858	—	1,061,858
Short-term investments		270,000		270,000
Loans at fair value	—	—	352,672	352,672
Total assets	—	1,331,858	352,672	1,684,530
Liabilities
Guarantee derivative liabilities	—	—	861,304	861,304
Total liabilities	—	—	861,304	861,304

December 31, 2023	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	105,182	—	105,182
Short-term investments	—	200,000	—	200,000
Loans at fair value	—	—	420,483	420,483
Total assets	—	305,182	420,483	725,665
Liabilities
Guarantee derivative liabilities			1,357,601	1,357,601
Total liabilities	—	—	1,357,601	1,357,601

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities, and fair value of loans acquired or purchased. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2022 and 2023:

		Range of Inputs
		December 31, 2022			December 31, 2023
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivatives	Cumulative loss rates(i)	1.3%	12.1%	7.8%	1.4%	11.8%	7.4%
	Margins on cost of guarantee services	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%
Loans at fair value	Expected future recovery rates(ii)	4.8%	4.8%	4.8%	4.2%	4.2%	4.2%

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the principal balance of the loans acquired/purchased.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Fair value of guarantee derivative liabilities at beginning of the year (Level 3)	252,613	1,473,853	861,304
Cash collection	3,107,316	4,436,911	5,512,818
Net cash payout	(2,344,922)	(4,435,587)	(5,284,198)
Change in fair value(i)	458,846	(613,873)	267,677
Fair value of guarantee derivative liabilities at end of the year (Level 3)	1,473,853	861,304	1,357,601

(i)
Recognized as “Change in fair value of financial guarantee derivatives, net” on the Consolidated Statements of Operations.

The following table summarizes the activities related to fair value of the loans acquired or purchased:

	For the Year Ended December 31,
	2022	2023
	(RMB in thousands, except for percentages)
Fair value of loans acquired/purchased at beginning of the year (Level 3)	252,970	352,672
Fair value at inception of loans acquired/purchased	4,296,611	5,154,833
Cash collection	(4,305,417)	(5,120,379)
Change in fair value(i)	108,508	61,309
Disposal	—	(27,952)
Fair value of loans acquired/purchased at end of the year (Level 3)	352,672	420,483

(i)
Recognized as “Change in fair value of loans at fair value” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative assets and liabilities as of December 31, 2022 and 2023, respectively, given hypothetical changes in the cumulative loss rates:

	As of December 31,
	2022	2023
	(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	7.8%	7.4%
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10% (ii)	443,526	544,318
Decrease by 10% (ii)	(443,526)	(544,318)

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the original cumulative loss rates.

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the loans at fair value. The following table summarizes the effect adverse changes in estimate would have on the fair value of the loans at fair value as of December 31, 2022 and 2023, given hypothetical changes in the expected future recovery rates:

	For the Year Ended December 31,
	2022	2023
	(RMB in thousands, except for percentages)
Weighted average expected future recovery rates(i)	4.8%	4.2%
Increase/(decrease) in fair value of loans at fair value if the expected future recovery rates:
Increase by 10% (ii)	35,267	42,048
Decrease by 10% (ii)	(35,267)	(42,048)

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

As of December 31, 2023, the company measured one investment at fair value on a nonrecurring basis using valuation methodology under the market approach. The significant unobservable inputs (level 3) include enterprise value to net asset multiple which was determined based on the weighted average of selected comparable companies. The fair value of the long-term investment was RMB102 million as of December 31, 2023, and the Company recognized an impairment of RMB92.3 million accordingly.

Significant Unobservable Inputs

The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2023:

	Range of Inputs
	December 31, 2023
Unobservable Input	Minimum	Maximum	Weighted-Average
Value to net asset multiple	0.34	0.74	0.65

Significant Level 3 Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the investment. The following table summarizes the effect adverse changes in estimate would have on the fair value of the investment as of December 31, 2023, given hypothetical changes in the value to net asset multiple:

For the Year Ended December 31,
2023
(RMB in thousands, except for percentages)
Value to net asset multiple	0.65
Increase/(decrease) in fair value of the investment:
Increase by 10%	10,388
Decrease by 10%	(10,388)

10. FUNDING DEBTS

The following table summarizes the Group’s outstanding funding debts as of December 31, 2022 and 2023, respectively:

	As of December 31,
	2022	2023
	(RMB in thousands)
Short-term:
Liabilities to funding partners	4,385,253	3,483,196
Total short-term funding debts	4,385,253	3,483,196
Long-term:
Liabilities to funding partners	1,334,105	455,800
Total long-term funding debts	1,334,105	455,800

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2022 and 2023, the following significant activities took place related to the Group’s funding partners:

Liabilities to funding partners

The Group finances its on-balance sheet loans using the proceeds from funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners.

Those liabilities to funding partners were bearing weighted average interest rates of 9.3% and 9.1% as of December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, funding partners funded an aggregate amount of RMB6,372 million and RMB3,893 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2022 and 2023, financing receivables amounting to RMB734 million and RMB190 million were pledged as collaterals to secure the underlying loans funded by funding partners, respectively. Refer to note 21. Commitments and Contingencies for maturities of funding debts.

11. BORROWINGS

As of December 31, 2022 and 2023, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 3.6% and 3.6% per annum, respectively. The group also had long-term borrowing from banks with average interest rate of 4.3% and 4.3% per annum as of December 31, 2022 and 2023. Such borrowings are all denominated in RMB. All of the borrowings are designated to support the Group’s general operation or construction in progress and could not be used to fund the Group's financing receivables.

The Group’s certain short-term borrowings, amounting to RMB953 million and RMB100 million, as of December 31, 2022 and 2023, respectively, are collateralized by a pledge of the Group’s time deposits. As of December 31, 2022 and 2023 the outstanding balance of short-term borrowings was secured by RMB1,062 million and RMB100 million time deposits of the Group pledged as collateral, respectively.

The Group’s long-term borrowings, amounting to RMB150 million and RMB524 million, as December 31, 2022 and 2023, are collateralized by a pledge of the Group’s land use right.

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	(RMB in thousands)
Guarantee derivative liabilities at fair value (Note 9)	861,304	1,357,601
Funds payable to Institutional Funding Partners (i)	382,545	1,071,301
Tax payable	746,563	869,529
Accrued payroll and welfare	400,886	392,176
Accrued risk management fees	186,331	220,279
Accrued marketing expenses	130,937	150,927
Other accrued expenses	65,557	83,381
Amount due to third party sellers	102,613	80,099
Other payables	24,916	67,348
Accrued professional fees and outsourcing fees	61,604	59,668
Short-term leasing liabilities	50,747	40,942
Deferred service fees	31,112	36,614
Accrued interest payable	12,354	4,389
Total accruals and other current liabilities	3,057,469	4,434,254

(i)
The payable balances mainly include repayment received from Borrowers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets three major related parties of the Group and their relationships with the Group:

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

(a)
The Group entered into the following significant related party transactions:

(i)
Provision of services to related parties

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Provision of services to Aileyou	7,731	631	-
Total	7,731	631	-

(ii)
Purchase of goods and services from related parties

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Purchases of goods and services from Ji'an Aoxinlian	20,493	16,177	14,753
Total	20,493	16,177	14,753

(b)
The Group had the following significant related party balances:

(i)
Amounts due from related parties

	As of December 31,
	2022	2023
	(RMB in thousands)
Due from L.P. by the Group*	6,602	6,989
Total	6,602	6,989

*The amount represents the funds provided by the Group to L.P., primarily including loan of US$940,000.

(ii)
Amounts due to related parties

	As of December 31,
	2022	2023
	(RMB in thousands)
Due to Ji'an Aoxinlian by the Group	4,669	2,958
Total	4,669	2,958

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s‑length transactions with third‑party vendors and customers.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Mainland China

The Enterprise Income Tax (“EIT”) Law generally applies a statutory income tax rate of 25% to all enterprises but grants preferential tax treatment to qualified HNTEs and Software Enterprises.

Shenzhen Lexin Software qualified as Software Enterprises and was entitled to an income tax exemption for the years of 2017 and 2018, a preferential income tax rate of 10% for 2019, and was entitled to a preferential income tax rate of 12.5% for 2020 and 2021. It qualifies as HNTE from 2022 to 2024, and is entitled to a preferential income tax rate of 15% from 2022 to 2024. The relevant documents should be retained for future examination purpose.

Beihai Aurora and Beihai Lexin Information are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, Beihai Aurora and Beihai Lexin Information applied a preferential income tax rate of 15% from 2023 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15% from 2021 to 2025. Beihai Dulin is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2028. The relevant documents should be retained for future examination purpose.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Starting from 2023, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrued RMB21.4 million withholding tax liabilities based on 10% withholding income tax rate for certain percentage of the annual profits. As of December 31, 2023, the unrecognized tax liabilities related to accumulated undistributed profits of RMB6,268 million from the PRC subsidiaries was RMB627 million. The Group still intends to indefinitely reinvest these remaining earnings in its PRC subsidiaries.

The Company has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, with the unrecognized tax liabilities amounted to RMB208 million at December 31, 2023 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Company’s PRC subsidiaries.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non‑resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s income before income tax expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands, except for percentages)
Income before income tax expense	2,769,534	1,028,569	1,326,786
Loss from non-China operations	(30,047)	(94,806)	(86,910)
Income from China operations	2,799,581	1,123,375	1,413,696
Income tax expense applicable to China operations	428,267	202,466	239,365
Income tax expense applicable to non-China operations	7,151	174	123
PRC Withholding Tax on Dividends	—	—	21,353
Total income tax expense	435,418	202,640	260,841
Effective tax rate for China operations	15.3%	18.0%	16.9%
Effective tax rate for the Group	15.7%	19.7%	19.7%

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Composition of income tax expense for the Group

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, the VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Current income tax expense	831,675	169,299	328,391
Deferred income tax expense	(396,257)	33,341	(67,550)
Income tax expense	435,418	202,640	260,841

The following table sets forth reconciliation between the statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group:

	For the Year Ended December 31,
	2021	2022	2023
Statutory EIT rate	25.0%	25.0%	25.0%
Effect of tax holidays	(10.8)%	(6.8)%	(6.5)%
Effect of non-deductible expenses	3.0%	4.7%	2.5%
Effect of research and development tax credit	(2.1)%	(6.1)%	(4.7)%
Changes in valuation allowance	0.1%	0.6%	4.9%
Tax rate difference from statutory rate in other jurisdictions and others	0.5%	2.3%	(3.1)%
Effect of withholding income tax	0.0%	0.0%	1.6%
Effective tax rates for the Group	15.7%	19.7%	19.7%

The following table sets forth the effect of tax holiday related to the Group:

	For the Year Ended December 31,
	2021	2022	2023
	(In thousands, except per share amount)
Tax holiday effect	299,578	69,827	86,655
Basic net income per share effect	0.81	0.20	0.26
Diluted net income per share effect	0.72	0.18	0.24

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2022	2023
Deferred tax assets
- Provision for credit losses	948,177	1,225,097
- Deferred guarantee income and other accrued expenses	807,224	869,708
- Contingent guarantee liabilities	220,527	452,135
- Net operating loss carryforwards	43,237	105,653
- Advertising expenses in excess of deduction limit	5,683	7,248
-Investment related loss	-	75,440
Less: valuation allowance	(13,038)	(78,471)
Total deferred tax assets	2,011,810	2,656,810
Net deferred tax assets	1,141,761	1,232,092

The components of the deferred tax liabilities are as follows:

	For the Year Ended December 31,
	2022	2023
Deferred tax liabilities
-Contract assets and service fees receivable	636,659	1,009,002
-Guarantee receivables	285,949	469,703
-Withholding income tax	-	21,353
Total deferred tax liabilities	922,608	1,500,058
Net deferred tax liabilities	52,559	75,340

Movement of valuation allowance

	For the Year Ended December 31,
	2021	2022	2023
Balance at beginning of the year	(4,429)	(6,756)	(13,038)
Additions	(2,659)	(6,783)	(66,967)
Reversals	332	501	1,534
Balance at end of the year	(6,756)	(13,038)	(78,471)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group evaluates a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in previous years’ annual tax filings, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of approximately RMB175 million and RMB423 million, respectively, which arose from the Group’s certain subsidiaries, the VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2022 and 2023, deferred tax assets arose from the net operating loss carryforwards amounted to RMB48.4 million and RMB312 million was provided for full valuation allowance respectively, while the remaining RMB126 million and RMB111 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2023, the net operating loss carryforwards of RMB2.4 million, RMB11.3 million, RMB35.4 million, RMB82.5 million and RMB291 million will expire in 2024, 2025, 2026, 2027 and 2028, respectively, if not utilized.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023.

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

The net proceeds to the Company from the issuance of the Notes were US$293.0 million (RMB2,075million), net of debt discount of US$3.6 million (RMB25.5 million) and issuance costs of US$3.4 million (RMB24.1million). The debt discount and issuance costs of the Notes were amortized to interest expense over the contractual life to the maturity date. For the years ended December 31, 2022 and 2023, the interest expense related to the Notes was RMB46.9 million and RMB73.8 million, respectively.

The Group accounted for the Notes as a single instrument as “Convertible notes” on the Consolidated Balance Sheets. The debt discount and issuance costs were recorded as an adjustment to the carrying value of the Notes and are amortized as interest expense using the effective interest method. As of December 31, 2022 and 2023, the principal amount of the debt were RMB2,089 million and RMB503 million and unamortized debt discount and issuance costs were RMB25.8 million and RMB4.3 million, respectively.

On March 13, 2023, the Company entered into a supplemental agreement with PAG regarding the original contract for the convertible bonds. The Company shall pay off the convertible bonds in 14 monthly installments before April 2024. The interest is charged at an annualized interest rate of 2% for the first 7 installments and 10% for the next 7 installments. The agreement supersedes the holder's right under the original Notes to require the Company to repurchase all or any portion of the Notes for cash in September 2023, and the Notes remain convertible into the Company's fully paid Class A ordinary shares or American Depositary Shares at a conversion price of $14 per American Depositary share at the holder's option. As of December 31,2023, the first 10 installments with totaling amount of US$229 million have been paid, and the next 4 installments with total amount of US$71 million were paid by April 2024.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

As of December 31, 2022 and 2023, 11,073,226 shares and 8,226,592 shares out of 42,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

17. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the year ended December 31, 2023, the Company had potential ordinary shares, including stock options granted, outstanding restricted share units and ordinary shares issuable upon the conversion of the Notes. For the years ended December 31, 2021, 2022 and 2023, stock options to purchase ordinary shares and restricted share units that were anti‑dilutive and excluded from the calculation of diluted net income per share were 9,826,578 shares, 21,959,786 shares, and 17,525,547 shares on a weighted average basis, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	2,333,923	819,752	1,065,945
Denominator:
Weighted average number of ordinary shares outstanding—basic	368,460,867	348,048,245	328,523,952
Net income per share attributable to ordinary shareholders—basic	6.33	2.36	3.24
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	2,333,923	819,752	1,065,945
Interest expense associated with convertible notes reversed	44,865	46,903	73,807
Net income attributable to ordinary shareholders for calculating diluted net income per share	2,378,788	866,655	1,139,752
Denominator:
Weighted average number of ordinary shares outstanding—basic	368,460,867	348,048,245	328,523,952
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	3,381,510	1,792,478	2,838,399
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	293,196	58,955	220,666
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	42,857,143	42,857,143	28,237,965
Weighted average number of ordinary shares outstanding—diluted	414,992,716	392,756,821	359,820,982
Net income per share attributable to ordinary shareholders—diluted	5.73	2.21	3.17

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

Total contributions by the Group for such employee benefits were RMB146.1 million, RMB181.7million and RMB168.5 million, for the years ended December 31, 2021, 2022 and 2023, respectively.

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

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid‑in capital, additional paid‑in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2022 and 2023, the restricted net assets of the Group’s relevant PRC entities amounted to RMB5,001 million and RMB5,054 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 52.0% of the consolidated net assets as of December 31, 2023. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 23.

20. SHARE‑BASED COMPENSATION

Share‑based compensation was recognized in operating cost and expenses for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Processing and servicing cost	9,968	5,179	246
Sales and marketing expenses	30,508	23,142	17,454
Research and development expenses	39,413	30,386	23,547
General and administrative expenses	107,995	97,613	76,605
Total share‑based compensation expenses	187,884	156,320	117,852

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share‑based compensation and the Group did not capitalize any of the share‑based compensation as part of the cost of any asset in the years ended December 31, 2021, 2022 and 2023.

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

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2020	11,527
Additions	3,641
Granted	(13,736)
Cancelled/forfeited	5,201
December 31, 2021	6,633
Additions	3,677
Granted	(9,219)
Cancelled/forfeited	6,249
December 31, 2022	7,340
Additions	3,698
Granted	(23,570)
Cancelled/forfeited	55,143
December 31, 2023	42,611

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options

1) Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2020	13,660	1.7569	7.87	189,072
Granted*	13,489	0.5000	—	—
Exercised	(2,426)	0.4529	—	—
Cancelled/forfeited	(4,594)	3.2215	—	—
December 31, 2021	20,129	0.7227	8.43	155,018
Granted*	8,639	0.5000	—	—
Exercised	(890)	0.3817	—	—
Cancelled/forfeited	(6,016)	0.6138	—	—
December 31, 2022	21,862	0.6894	7.89	69,878
Granted*	8,695	1.2697	—	—
Exercised	(1,927)	0.4644	—	—
Cancelled/forfeited	(10,773)	0.7456	—	—
December 31, 2023	17,857	0.8850	7.43	38,242
Vested and expected to vest as of December 31, 2023	17,258	0.8967	7.40	36,126
Exercisable as of December 31, 2023	8,717	0.6669	5.99	27,010

* No stock options were granted to non-employee directors for the years presented.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2021 2022 and 2023 was RMB23.0, RMB4.8 and RMB5.0 per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2021, 2022 and 2023 was RMB78.5 million, RMB5.1 million and RMB8.9 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2021, 2022, and 2023, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB147 million, RMB127 million and RMB96.3 million, respectively.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2023, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s employees, directors and non-employee directors was RMB98.0 million. Total unrecognized compensation cost is expected to be recognized over a weighted‑average period of 1.9 years and may be adjusted for future changes in estimated forfeitures.

In March 2023, 1,889,800 stock options granted under 2017 Plan were exchanged for new options with exercise price of US$1.53; the incremental compensation expenses of RMB0.53 million was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. In December 2023, 1,690,700 stock options granted under 2017 Plan were exchanged for new options with exercise price of US$0.92; 3,820,150 stock options granted under 2017 Plan were replace by the same number of restricted share units. The incremental compensation expenses of RMB13.4 million was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2021	2022	2023
Expected volatility	46.68%~47.79%	47.26%~47.52%	45.96%~46.68%
Risk-free interest rate (per annum)	1.11%~1.64%	2.41%~4.07%	3.58%~3.97%
Exercise multiples	1.5~2.5	1.5	1.5
Expected dividend yield	—	—	—
Expected term (in years)	10	10	10
Fair value of the underlying shares on the date of grants (US$)	1.91~6.31	0.32~1.48	0.42~1.66

2) Stock options granted to non‑employees

The following table sets forth the summary of activities for stock options granted to non‑employees:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2020	410	0.0001	6.58	8,962
Granted	—	—	—	—
Exercised	(160)	0.0001	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2021	250	0.0001	5.58	3,076
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2022	250	0.0001	4.58	1,654
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2023	250	0.0001	3.58	1,629
Vested and expected to vest as of December 31, 2023	250	0.0001	3.58	1,629
Exercisable as of December 31, 2023	250	0.0001	3.58	1,629

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2021, 2022, and 2023, total share-based compensation expenses recognized for stock options granted to non-employees were RMB1.7 million, nil and nil, respectively.

As of December 31, 2023, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s non‑employees was nil. There is no unrecognized compensation cost to be recognized and to be adjusted for future changes in estimated forfeitures.

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2020	3,654	5.27
Granted*	247	3.21
Vested	(1,226)	5.35
Cancelled/forfeited	(607)	5.12
December 31, 2021	2,068	5.02
Granted*	580	0.93
Vested	(1,037)	5.18
Cancelled/forfeited	(233)	5.02
December 31, 2022	1,378	3.17
Granted*	14,875	1.00
Vested	(880)	4.23
Cancelled/forfeited	—	—
December 31, 2023	15,373	1.01

* No restricted share units were granted to non-employee directors for the years presented.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2021, 2022 and 2023 was RMB24.2 million, RMB23.1 million and RMB17.8 million, respectively.

For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized for restricted share units were RMB39.2 million, RMB29.3 million and RMB21.6 million, respectively.

As of December 31, 2023, the unrecognized compensation cost, related to unvested restricted share units was RMB12.9 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 3.6 years.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES

Debt obligations

The Group’s debt obligations are associated with 1) the funding debts and interest payable to funding partners; 2) the borrowings to support the Group’s general operations; 3) the convertible notes issued by the Company in September 2019; and 4) the commitment to purchase delinquent loans from certain Institutional Funding Partners.

The expected repayment amount of the debt obligations are as follows:

	1 – 12 months	13 – 24 months	25 – 36 months	more than 36 months	Total
	(RMB in thousands)
Funding debts obligations
Liabilities to funding partners	3,483,196	455,800	—	—	3,938,996
Interest payments (i)	178,248	8,781	—	—	187,029
Total funding debts obligations	3,661,444	464,581	—	—	4,126,025
Long–term borrowings	—	—	—	524,270	524,270
Short–term borrowings	502,013	—	—	—	502,013
Interest payments (i)	36,843	—	—	16,005	52,848
Total borrowings obligations	538,856	—	—	540,275	1,079,131
Convertible notes	502,872	—	—	—	502,872
Interest payments (i)	10,388	—	—	—	10,388
Total convertible notes obligations	513,260	—	—	—	513,260
Commitment for construction	330,355	—	—	—	330,355
Commitment to purchase delinquent loans (ii)	771,500	—	—	—	771,500
Total purchase obligations	1,101,855	—	—	—	1,101,855
(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2023.
(ii)
With respect to the arrangements with certain Institutional Funding Partners, the Group is required to purchase the off-balance sheet loans funded by those Institutional Funding Partners when the loans become delinquent for a certain period of time consecutively or cumulatively. Commitment to purchase delinquent loans represents the Group’s noncancelable obligations to purchase those delinquent loans which is yet to be sold by those Institutional Funding Partners as of December 31, 2023.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any liabilities in this regard as of December 31, 2022 and 2023.

22. SUBSEQUENT EVENTS

On March 19, 2024, the board of directors of the Company has approved a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in accordance with the Company’s dividend policy, which is expected to be paid on May 24, 2024 to shareholders of record (including holders of ADSs) as of the close of business on April 18, 2024 New York time.

No other events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2023.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2022 and 2023, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	1,517	48,030	6,765
Amounts due from subsidiaries	335,934	343,091	48,323
Prepayments and other current assets	8,314	6,717	946
Total current assets	345,765	397,838	56,034
Non-current assets
Investments in subsidiaries	10,741,234	12,058,899	1,698,460
Other assets	235	103	15
Total non-current assets	10,741,469	12,059,002	1,698,475
Total assets	11,087,234	12,456,840	1,754,509
LIABILITIES
Current liabilities
Amounts due to subsidiaries, the VIEs and the VIEs’ subsidiaries	357,042	2,230,015	314,091
Accrued interest payable	9,385	2,095	295
Accruals and other current liabilities	8,511	9,198	1,296
Convertible notes	2,063,545	505,450	71,191
Total current liabilities	2,438,483	2,746,758	386,873
Total liabilities	2,438,483	2,746,758	386,873
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 300,707,476 shares issued,245,264,614 shares outstanding as of December 31, 2022; 1,889,352,801 shares authorized, 300,707,476 shares issued 256,918,184 shares outstanding as of December 31, 2023)	191	199	30
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized,80,189,163 shares issued and outstanding as of December 31, 2022;110,647,199 shares authorized,71,342,227 shares issued and outstanding as of December 31, 2023)	47	41	7
Treasury Stock	(328,764)	(328,764)	(46,305)
Additional paid-in capital	3,081,254	3,204,961	451,406
Accumulated other comprehensive income	(20,842)	(13,545)	(1,908)
Retained earnings	5,916,865	6,847,190	964,406
Total shareholders’ equity	8,648,751	9,710,082	1,367,636
Total liabilities and shareholders’ equity	11,087,234	12,456,840	1,754,509

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(19,109)	(15,082)	(15,749)	(2,218)
Total operating expenses	(19,109)	(15,082)	(15,749)	(2,218)
Interest expense, net	(44,865)	(46,912)	(73,750)	(10,387)
Share of income from subsidiaries	2,395,789	872,049	1,152,654	162,347
Investment loss	(1,980)	—	—	—
Others, net	11,239	9,697	2,790	395
Income before income tax expense	2,341,074	819,752	1,065,945	150,137
Income tax expense	(7,151)	—	—	—
Net income attributable to ordinary shareholders	2,333,923	819,752	1,065,945	150,137
Other comprehensive income:
Foreign currency translation adjustments, net of tax	7,965	(32,115)	7,297	1,028
Total comprehensive income attributable to ordinary shareholders	2,341,888	787,637	1,073,242	151,165

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash (used in)/provided by operating activities	14,196	(51,139)	(58,579)	(8,250)
Cash flows from investing activities:
Cash paid on long–term investments	(18,868)	—	—	—
Cash paid on acquisition of subsidiaries, net of cash acquired	—	(676)	—	—
Proceeds from disposal of long-term investments	65,537	—	—	—
Cash paid on loans to third parties	(22,317)	—	—	—
Net cash used in funds to Group companies	(15,263)	36,817	(6,040)	(851)
Net cash provided by investing activities	9,089	36,141	(6,040)	(851)
Cash flows from financing activities:
Repurchase of treasury stock	—	(326,942)	—	—
Dividends to shareholders	—	—	(135,620)	(19,102)
Repayments of convertible loans	—	—	(1,634,678)	(230,240)
Borrowings under loan from Group companies	—	323,446	1,872,954	263,800
Exercise of share–based awards	7,124	2,742	5,880	828
Net cash provided by financing activities	7,124	(754)	108,536	15,286
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(29,410)	15,424	2,596	366
Net increase/(decrease) in cash, cash equivalents and restricted cash	999	(328)	46,513	6,551
Cash, cash equivalents and restricted cash at beginning of the year	846	1,845	1,517	214
Cash, cash equivalents and restricted cash at end of the year	1,845	1,517	48,030	6,765

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