Form 20-F
period 2024-12-31
LexinFintech Holdings Ltd.
filed 2025-04-18
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2024, there were 336,527,001 ordinary shares issued and outstanding, consisting of 265,184,774 Class A ordinary shares , par value US$0.0001 per share, and 71,342,227 Class B ordinary shares, par value US$0.0001 per share.

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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of US$1.00=RMB7.2993, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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
•
government policies, rules, laws and regulations relating to our industry; and
•
the outcome of any current and future legal or administrative proceedings.

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

Item 3. Key Information

A. Selected financial data

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication service and certain other businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. Such structure provides investors with exposure to foreign investment in China-based companies where the PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the variable interest entities accounted for 94.2%, 86.3% and 77.2% of our total revenues in 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd. and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities and their subsidiaries in China, including Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our director.
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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal years ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under the PRC laws and regulations, our PRC subsidiaries and the variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. As of December 31, 2022, 2023 and 2024, the total amount of such restriction to which our PRC subsidiaries and the variable interest entities and their subsidiaries are subject was RMB5,001 million, RMB5,054 million and RMB5,813 million (US$796 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under the PRC laws, LexinFintech Holdings Ltd. may fund our PRC subsidiaries only through capital contributions or loans, and fund the variable interest entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2023 and 2024, the aggregate amount of capital contribution by LexinFintech Holdings Ltd. to our intermediate holding companies and PRC subsidiaries was RMB3,756 million and RMB3,812 million (US$522 million), respectively.

As of December 31, 2023 and 2024, the outstanding balance of amounts due from the Company and its subsidiaries to the VIEs and the VIEs’ subsidiaries was RMB201 million and RMB109 million (US$14.9 million), respectively. As of December 31, 2023 and 2024, the outstanding balance of amounts due to the Company and its subsidiaries by the VIEs and the VIEs’ subsidiaries was RMB6,547 million and RMB6,672 million (US$914 million), respectively. The consolidated VIEs may transfer cash to the relevant WFOE by paying service fees according to the business cooperation agreements. For the years ended December 31, 2022, 2023 and 2024, the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements was RMB1,540 million, RMB1,647 million and RMB1,611 million (US$221 million), respectively.

For the years ended December 31, 2022, 2023 and 2024, dividends made to investors were nil, RMB136 million and RMB164 million (US$22.5 million).

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Service fees paid by VIEs to PRC subsidiaries(1)	1,539,812	1,647,376	1,611,383
Goods/service fees received by VIEs from PRC subsidiaries(1)	13,004	167,822	263,297
Funds from parent to Cayman, BVI, and Hong Kong subsidiaries/(repayment from Cayman, BVI, and Hong Kong subsidiaries to parent)(2)	(36,817)	6,040	—
Funds from Cayman, BVI, and Hong Kong subsidiaries to parent (3)	(323,446)	(1,872,954)	(673,173)
Funds provided by Hong Kong subsidiaries to VIEs/(repayment from VIEs to the Hong Kong subsidiaries)(4)	—	(858,498)	—
Funds (repayment from VIEs to the PRC subsidiaries)/provided by PRC subsidiaries to VIEs(4)	(1,507,456)	1,108,503	563,507
Funds provided by VIEs to PRC subsidiaries/(repayment from PRC subsidiaries to VIEs)(5)	61,831	50,326	(37,284)
Transfer of equity shares in Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to primary beneficiary of the VIEs(6)	585,659	—	—

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
•
Repayments made to Hong Kong subsidiaries, which are included in the “Other Subsidiaries” column.

Below table summarizes the detailed cash transfers among the entities of the Group.

For the year ended December 31, 2022	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds (repayment from VIEs to PRC subsidiaries)/provided by PRC subsidiaries to VIEs	(252)	1,507,708	(1,507,456)

For the year ended December 31, 2023	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds (repayment from VIEs to PRC subsidiaries)/provided by PRC subsidiaries to VIEs	(28,754)	(1,079,749)	1,108,503

For the year ended December 31, 2024	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds (repayment from VIEs to PRC subsidiaries)/provided by PRC subsidiaries to VIEs	(186,330)	(377,177)	563,507

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

Taxation on Dividends or Distributions

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board. In accordance with the dividend policy, our board of directors has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in August 2023, a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in March 2024, and a dividend of US$0.036 per ordinary share, or US$0.072 per ADS, for the six-month period ended June 30, 2024 in August 2024. In November 2024, our board of directors approved a dividend payout ratio of 25% of total net profit for the entire year of 2025. We accrued related withholding tax liabilities based on a 10% tax rate for certain percentage of the annual profits to be distributed according to the dividend policy. We still intend to indefinitely reinvest the remaining earnings in our PRC subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,341,142	1,904,337	10,958,115	—	14,203,594
Inter-group revenues (1)	—	276,140	843,123	196,310	(1,315,573)	—
Total Operating revenue	—	1,617,282	2,747,460	11,154,425	(1,315,573)	14,203,594
Operating cost:
Third-party costs	—	(599,535)	(1,263,387)	(7,314,444)	—	(9,177,366)
Inter-group costs (1)	—	(196,220)	—	(188)	196,408	—
Total operating cost	—	(795,755)	(1,263,387)	(7,314,632)	196,408	(9,177,366)
Gross profit	—	821,527	1,484,073	3,839,793	(1,119,165)	5,026,228
Operating expense:
Third-party expenses	(10,082)	(201,933)	(728,839)	(1,799,169)	—	(2,740,023)
Inter-group expenses (1)	—	—	(10,246)	(1,108,919)	1,119,165	—
Total operating expenses	(10,082)	(201,933)	(739,085)	(2,908,088)	1,119,165	(2,740,023)
Share of income from subsidiaries (2)	1,097,147	562,181	—	—	(1,659,328)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	281,885	—	(281,885)	—
Others	13,395	(6,776)	(383,072)	(556,017)	—	(932,470)
Income before income tax	1,100,460	1,174,999	643,801	375,688	(1,941,213)	1,353,735
Income tax expense	—	(77,852)	(81,620)	(93,803)	—	(253,275)
Net income	1,100,460	1,097,147	562,181	281,885	(1,941,213)	1,100,460
Less: net income attributable to non-controlling interests	—	—	—	—	—	—
Net income/(Loss) attributable to ordinary shareholders	1,100,460	1,097,147	562,181	281,885	(1,941,213)	1,100,460

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	564,004	1,228,546	11,264,532	—	13,057,082
Inter-group revenues (1)	—	140,640	1,407,468	186,968	(1,735,076)	—
Total Operating revenue	—	704,644	2,636,014	11,451,500	(1,735,076)	13,057,082
Operating cost:
Third-party costs	—	(172,010)	(1,017,639)	(7,354,363)	—	(8,544,012)
Inter-group costs (1)	—	(183,182)	—	(27)	183,209	—
Total operating cost	—	(355,192)	(1,017,639)	(7,354,390)	183,209	(8,544,012)
Gross profit	—	349,452	1,618,375	4,097,110	(1,551,867)	4,513,070
Operating expense:
Third-party expenses	(15,749)	(125,752)	(725,661)	(1,766,810)	—	(2,633,972)
Inter-group expenses (1)	—	—	(7,235)	(1,544,632)	1,551,867	—
Total operating expenses	(15,749)	(125,752)	(732,896)	(3,311,442)	1,551,867	(2,633,972)
Share of income from subsidiaries (2)	1,152,654	940,621	—	—	(2,093,275)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	237,267	—	(237,267)	—
Others	(70,960)	30,044	(63,287)	(448,109)	—	(552,312)
Income before income tax	1,065,945	1,194,365	1,059,459	337,559	(2,330,542)	1,326,786
Income tax expense	—	(41,711)	(118,838)	(100,292)	—	(260,841)
Net income	1,065,945	1,152,654	940,621	237,267	(2,330,542)	1,065,945
Less: net income attributable to non-controlling interests	—	—	—	—	—	—
Net income/(Loss) attributable to ordinary shareholders	1,065,945	1,152,654	940,621	237,267	(2,330,542)	1,065,945

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	48,868	519,209	9,297,734	—	9,865,811
Inter-group revenues (1)	—	112,943	1,516,904	329	(1,630,176)	—
Total Operating revenue	—	161,811	2,036,113	9,298,063	(1,630,176)	9,865,811
Operating cost:
Third-party costs	—	(77,711)	(268,727)	(6,484,657)	—	(6,831,095)
Inter-group costs (1)	—	—	—	(36)	36	—
Total operating cost	—	(77,711)	(268,727)	(6,484,693)	36	(6,831,095)
Gross profit	—	84,100	1,767,386	2,813,370	(1,630,140)	3,034,716
Operating expense:
Third-party expenses	(15,082)	(82,216)	(838,069)	(1,764,902)	—	(2,700,269)
Inter-group expenses (1)	—	—	(329)	(1,629,811)	1,630,140	—
Total operating expenses	(15,082)	(82,216)	(838,398)	(3,394,713)	1,630,140	(2,700,269)
Share of income from subsidiaries (2)	872,049	888,094	—	—	(1,760,143)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	16,098	—	(16,098)	—
Others	(37,215)	(17,753)	131,522	617,568	—	694,122
Income before income tax	819,752	872,225	1,076,608	36,225	(1,776,241)	1,028,569
Income tax expense	—	(176)	(188,514)	(13,950)	—	(202,640)
Net income	819,752	872,049	888,094	22,275	(1,776,241)	825,929
Less: net income attributable to non-controlling interests	—	—	—	6,177	—	6,177
Net income/(Loss) attributable to ordinary shareholders	819,752	872,049	888,094	16,098	(1,776,241)	819,752

Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	24,523	65,135	493,720	1,670,835	—	2,254,213
Restricted cash	—	39,111	558,505	1,141,723	—	1,739,339
Restricted term deposit and short-term investments	—	6,886	51,851	79,760	—	138,497
Financing receivables, net	—	38,278	212,694	4,530,170	—	4,781,142
Amounts due from Group companies (4)	348,316	3,876,798	6,186,034	109,196	(10,520,344)	—
Deposits to insurance companies and guarantee companies	—	—	8,219	2,347,124	—	2,355,343
Contract assets, service fees receivable and guarantee receivables	—	194,976	779,538	4,790,945	—	5,765,459
Property, equipment and software, net	—	768	89,624	522,718	—	613,110
Land use rights, net and right of use assets	—	6,247	12,474	901,443	—	920,164
Long‑term investments	—	44,953	—	239,244	—	284,197
Investments in subsidiaries (2)	13,272,552	9,571,206	—	—	(22,843,758)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	2,875,636	—	(2,875,636)	—
Other assets	7,894	128,522	458,787	2,794,112	—	3,389,315
TOTAL ASSETS	13,653,285	13,972,880	11,727,082	19,127,270	(36,239,738)	22,240,779
LIABILITIES
Amounts due to Group companies (4)	2,903,332	270,444	674,540	6,672,028	(10,520,344)	—
Borrowings	—	141,231	218,260	916,305	—	1,275,796
Funding debts	—	—	—	3,951,665	—	3,951,665
Deferred guarantee income	—	—	188,309	786,793	—	975,102
Contingent guarantee liabilities	—	—	202,386	876,614	—	1,079,000
Other liabilities	9,947	288,653	872,381	3,048,229	—	4,219,210
TOTAL LIABILITIES	2,913,279	700,328	2,155,876	16,251,634	(10,520,344)	11,500,773
Total equity attributable to owners of the company	10,740,006	13,272,552	9,571,206	2,875,636	(25,719,394)	10,740,006
Non-controlling interests	—	—	—	—	—	—
TOTAL SHAREHOLDERS’ EQUITY (2)	10,740,006	13,272,552	9,571,206	2,875,636	(25,719,394)	10,740,006
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,653,285	13,972,880	11,727,082	19,127,270	(36,239,738)	22,240,779

	As of December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	48,030	202,117	539,834	1,834,738	—	2,624,719
Restricted cash	—	123,496	538,939	916,015	—	1,578,450
Restricted term deposit and short-term investments	—	5,504	150,000	149,678	—	305,182
Financing receivables, net	—	12,360	142,071	3,990,083	—	4,144,514
Amounts due from Group companies (4)	343,091	2,682,841	6,258,873	201,390	(9,486,195)	—
Deposits to insurance companies and guarantee companies	—	—	7,807	2,605,464	—	2,613,271
Contract assets, service fees receivable and guarantee receivables	—	5,527	1,121,015	5,586,257	—	6,712,799
Property, equipment and software, net	—	977	93,975	351,688	—	446,640
Land use rights, net and right of use assets	—	9,996	20,080	955,250	—	985,326
Long‑term investments	—	15,759	—	239,244	—	255,003
Investments in subsidiaries (2)	12,058,899	9,317,339	—	—	(21,376,238)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	2,533,607	—	(2,533,607)	—
Other assets	6,820	64,934	283,134	3,119,999	—	3,474,887
TOTAL ASSETS	12,456,840	12,440,850	11,689,335	19,949,806	(33,396,040)	23,140,791
LIABILITIES
Amounts due to Group companies (4)	2,230,015	293,249	416,405	6,546,526	(9,486,195)	—
Borrowings	—	—	184,125	842,158	—	1,026,283
Funding debts	—	—	—	3,938,996	—	3,938,996
Deferred guarantee income	—	—	322,895	1,215,490	—	1,538,385
Contingent guarantee liabilities	—	—	576,538	1,232,002	—	1,808,540
Convertible notes	505,450	—	—	—	—	505,450
Other liabilities	11,293	88,702	872,033	3,641,027	—	4,613,055
TOTAL LIABILITIES	2,746,758	381,951	2,371,996	17,416,199	(9,486,195)	13,430,709
Total equity attributable to owners of the company	9,710,082	12,058,899	9,317,339	2,533,607	(23,909,845)	9,710,082
Non-controlling interests	—	—	—	—	—	—
TOTAL SHAREHOLDERS’ EQUITY (2)	9,710,082	12,058,899	9,317,339	2,533,607	(23,909,845)	9,710,082
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,456,840	12,440,850	11,689,335	19,949,806	(33,396,040)	23,140,791

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(43,400)	602,677	315,102	207,079	—	1,081,458
Net cash (used in)/provided by transactions with external parties	(43,400)	591,067	(1,021,374)	1,555,165	—	1,081,458
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	11,610	1,336,476	(1,348,086)	—	—
Net cash provided by/(used in) investing activities	—	(993,375)	(440,625)	(799,910)	1,329,030	(904,880)
Net cash provided by/(used in) transactions with external parties	—	(206)	(67,480)	(837,194)	—	(904,880)
Net cash provided by/(used in) funds to Group companies (6)	—	(993,169)	(373,145)	37,284	1,329,030	—
Net cash provided by/(used in) financing activities	19,402	168,740	98,975	654,636	(1,329,030)	(387,277)
Net cash (used in)/provided by transactions with external parties	(653,771)	141,230	34,135	91,129	—	(387,277)
Net cash provided by/(used in) funds from Group companies (8)	673,173	27,510	64,840	563,507	(1,329,030)	—

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(58,579)	301,989	1,130,781	1,443,381	—	2,817,572
Net cash (used in)/provided by transactions with external parties(9)	(58,579)	332,491	(379,275)	2,922,935	—	2,817,572
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	(30,502)	1,510,056	(1,479,554)	—	—
Net cash (used in)/provided by investing activities	(6,040)	(165,284)	(1,133,227)	1,337,528	2,301,475	2,334,452
Net cash provided by/(used in) transactions with external parties	—	1,006,076	(59,478)	1,387,854	—	2,334,452
Net cash (used in)/ provided by funds to Group companies (6)	(6,040)	(1,171,360)	(1,073,749)	(50,326)	2,301,475	—
Net cash provided by/(used in) financing activities	108,536	81	332,560	(2,022,654)	(2,301,475)	(3,882,952)
Net cash (used in)/provided by transactions with external parties(9)	(1,764,418)	—	154,125	(2,272,659)	—	(3,882,952)
Net cash provided by/(used in) funds from Group companies (8)	1,872,954	81	178,435	250,005	(2,301,475)	—

	For the Year Ended December 31, 2022
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(51,139)	(15,497)	(371,539)	495,448	—	57,273
Net cash (used in)/provided by transactions with external parties(9)	(51,139)	(106,623)	(1,807,221)	2,022,256	—	57,273
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	91,126	1,435,682	(1,526,808)	—	—
Net cash provided by/(used in) investing activities	36,141	33,143	743,054	(2,062,379)	(1,158,996)	(2,409,037)
Net cash (used in)/provided by transactions with external parties	(676)	356,841	(178,995)	(2,586,207)	—	(2,409,037)
Net cash provided by/(used in) funds to Group companies (6)	36,817	(323,698)	1,507,708	(61,831)	(1,158,996)	—
Transfer of Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to subsidiary (7)	—	—	(585,659)	585,659	—	—
Net cash (used in)/provided by financing activities	(754)	(36,817)	28,021	3,794	1,158,996	1,153,240
Net cash (used in)/provided by transactions with external parties(9)	(324,200)	—	(33,810)	1,511,250	—	1,153,240
Net cash provided by/(used in) funds from Group companies (8)	323,446	(36,817)	61,831	(1,507,456)	1,158,996	—

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
(5)
For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to WFOEs for technical service fees were RMB1,540 million, RMB1,647 million and RMB1,611 million, respectively. Cash received by the VIEs from WFOEs for the provision of goods and services were RMB13.0 million, RMB168 million and RMB263 million, respectively.

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
(9)
Starting from 2024, the Company reclassed net cash received and paid on behalf of third-party sellers from “Net cash provided by operating activities” to “Net cash (used in)/provided by financing activities”. Net cash inflows amounting to RMB41.6 million and net cash outflows amounting to RMB30.5 million for The VIEs and the VIEs’ subsidiaries for the years ended December 31, 2022 and 2023, respectively, have been reclassified to conform to the current period presentation.

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

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands , provided that such judgment (i) is final, (ii) is not in the nature of taxes, a fine, or a penalty; (iii) is given by a foreign court of competent jurisdiction, (iv) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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
•
Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation in the future, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business;
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

Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated VIEs which contribute to 77.2% of our revenues in 2024. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

In the opinion of our PRC counsel, Shihui Partners, the ownership structures of our PRC subsidiaries and the variable interest entities, currently do not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by the PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that the interpretation and application of current or future PRC laws and regulations are still evolving, and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to such contractual arrangements will be adopted or if adopted, what they would provide. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us, see “—Risks Related to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.” If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Edition 2024), or the 2024 Negative List, jointly promulgated by the Ministry of Commerce and the National Development and Reform Committee, or the NDRC, or any successor regulations, and the contractual arrangements are not treated as domestic investments, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the variable interest entities into our financial results, and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

If the operation of our businesses conducted through the variable interest entities is subject to any restrictions pursuant to the 2024 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the variable interest entities. As a result, we would no longer consolidate the variable interest entities into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been different, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations could be adversely affected by government control over capital investments or changes in tax regulations. A macroeconomic slowdown globally and in China may weigh on the growth in the online and offline consumption market in the near future. Any prolonged slowdown in the global or Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

In 2023, the National People’s Congress approved a plan to re-organize institutions under the State Council, and set up the National Financial Regulatory Administration, or the NFRA, directly under the State Council that would be in charge of regulating the financial industry except for the securities sector and financial consumer rights protection, and would deepen the reform of its local financial regulatory mechanism. In addition, the PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, or the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. For example, the Rules on Consumer Finance Companies came into effective recently on April 18 2024, and the

Interim Measures for the Supervision and Administration of Microcredit Companies was issued and became effective on December 31, 2024. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance or microcredit companies. Ongoing reform of the financial regulatory system and developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online and offline consumption platforms like us, which could materially and adversely affect our business and operations.

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

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may not assure you that we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that foreign-invested enterprises established before the Foreign Investment Law came into effect may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries when such transition period ends. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We and the VIEs are subject to the PRC regulation of loans to and direct investment in the PRC entities by offshore holding companies and governmental regulations on currency conversion when making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business.

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

However, as the foreign exchange related regulatory regime and practice are complex and still evolving, we cannot assure the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. Historically, we had not made adequate employee benefit payments and had not made adequate payments to make social insurance and housing provident funds contributions for certain employees. Historically, we had also not fully withheld the individual income tax for certain employees in accordance with relevant PRC laws and regulations.

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

In the future, we may grow our business by acquiring complementary businesses. We could not assure you that we could comply with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions in a timely manner, if at all, and we may also spend additional time and costs for such compliance, where may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Failure to complete the SAFE registrations may subject them to fines and legal sanctions, may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us, and may restrict our ability to adopt additional incentive plans for our directors, executive officers and employees, or otherwise materially adversely affect our business. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15% when they meet the conditions on preferential tax rate, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2022, Shenzhen Lexin Software successfully re-applied for a new HNTE qualification for the three years ending December 31, 2022, 2023, and 2024. In this regard, Shenzhen Lexin Software was subject to the income tax rate of 15% in 2024.

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

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, Beihai Aurora Information Technology Co., Ltd. and Beihai Turing Technology Co., Ltd., which has changed its name to Beihai Lexin Information Technology Co., Ltd., are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, Beihai Aurora Information Technology Co., Ltd. and Beihai Lexin Information Technology Co., Ltd. enjoy a preferential income tax rate of 15% from 2024 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15%. Beihai Dulin is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2027.

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

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. We cannot assure that our overseas offerings may ultimately require approval of the CSRC according to current interpretation and application of the regulations. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. However, on August 26, 2022, the PCAOB signed a Statement of Agreement with the CSRC and the Ministry of Finance to take the first step in opening up the PCAOB to inspections and investigations of accounting firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal years ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F.

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

The regulatory framework for this industry is also evolving and may be subject to change in the foreseeable future. The possible impact of the PRC laws and regulations on our development may be adverse. In particular, the PRC laws and regulations may impose more stringent requirements and regulatory burdens relating to certain of our target users. If that happens, our business, financial condition and results of operations may be materially and adversely affected.

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

The online consumer financing industry in China is regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Interim Measures for the Administration of Commercial Banks on Online Lending issued in July 2020, and amended in June 2021 or the Commercial Banks Online Lending Measures, the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, the Announcement No. 3 issued by the People’s Bank of China on March 2021, and the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, or the Circular 14, issued by the CBIRC on July 12, 2022, the Rules on Consumer Finance Companies became effective on April 18, 2024, the Administrative Measures for Personal Loans became effective on July 1, 2024, the Notice on Strengthening the Management of Internet Loan Assistance Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services issued on April 1, 2025, which will come into effect on October 1, 2025. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

As we rely primarily on our funding partners for our loan products, our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory changes faced by such institutional funding partners whose businesses are highly regulated. To comply with such guidance, we may need to adjust our business model and our institutional funding partners, such as banks and consumer finance companies, may need to adopt changes to the cooperation model with their business partners, including us, which may adversely affect our business and results of operations. For example, the Circular 141 provides a series of guidance on the “cash loan” business of financial institutions, including, among others, (i) requiring financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee and to ensure that no third parties will charge borrowers any interests or fees; (ii) requiring network microcredit companies to suspend the funding of micro loans with no specific consumption scenario or designated use of loan proceeds, and (iii) prohibiting banking financial institutions from providing loans with no designated use of loan proceeds under relevant PRC laws and regulations.

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

Moreover, the CBIRC issued the Circular 14 on July 12, 2022, which further requires commercial banks to regulate the cooperation of online loan business with third-party institutions and enter into separate cooperation agreements in respect of joint capital contribution, information technology cooperation, and other business cooperation, to clarify the rights and responsibilities of each party. This notice provided a transitional period for the existing online loan business of commercial banks until June 30, 2023. These rules also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. On April 23, 2024, NFRA issued the Notice on Further Regulating Internet Loan Business of Joint-stock Banks and Other Three Types of Banking Institutions, which requires joint-stock banks, city commercial banks and private banks (the “Three Types of Banks”) shall refrain from excessively relying on customer acquisition, traffic redirection, or credit enhancement guarantees provided by cooperative institutions to pursue short-term rapid growth in internet loan business scale or profitability, and strengthen the management of all categories of cooperative institutions involved in internet loan business. To satisfying such requirements, a unified, institution-wide mechanism for partner admission and exit shall be established, with clear criteria and procedures, and cooperation agreements with their partners shall explicitly define exit criteria and binding terms to ensure compliance with internet loan regulations and consumer protection requirements. These rules and regulations might require some of our funding partners to evaluate their cooperation entities and adjust their cooperation with us and we comply with the relevant requirements of funding partners for their security assessment and compliance management, and will keep communicating with the funding partners and adjust our relevant practice such as supplementing and improving the content of the cooperation agreement and internal policies at their requests in a timely manner. However, if any failure to adjust our cooperation occurs, it may potentially have a material impact on the availability of our funding.

On April 1, 2025, the NFRA promulgated the Notice on Strengthening the Management of Internet Loan Assistance Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which will come into effect on October 1, 2025. Consumer finance companies are required to implement the relevant provisions of the notice by reference. The notice may require further adjustments to our cooperation model with our funding partners and service providers, and may also affect our business operations, financial results and compliance strategy, particularly in relation to fee collection, information disclosure practices and credit risk control protocols.

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

In addition, due to the fact that the laws and regulations are evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by licensed financial institutions or microcredit companies will be subject to the cap provided by any newly adopted laws or regulations. If our microcredit company is subject to any newly adopted cap in the future, we may need to lower the pricing of loans funded by our microcredit company or modify our business model. As of December 31, 2024, less than 0.3% of the outstanding loans that we facilitate are funded by our microcredit company.

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

The volume of loans we originate has grown steadily over the past few years. From our inception in August 2013 through December 31, 2024, we cumulatively originated RMB1,325 billion (US$182 billion) in loans. In 2022, 2023 and 2024, we originated RMB205 billion, RMB250 billion and RMB212 billion (US$29.1 billion) in loans, respectively, for approximately 9.7 million, 8.5 million and 8.2 million active users. We strategically focus on serving young generation consumers in China between the ages of 23 and 40 and seek to capture their long-term growth potential. To maintain the growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

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

The interpretation of relevant PRC laws and regulations are still evolving and their applicability to our business may be subject to changes in the future. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. Furthermore, if we are deemed as a lender or a provider of financial services, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.”

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation in the future, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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

The PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” It requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

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

On August 17, 2021, the PRC State Council promulgated the Security Protection Regulations for Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulations, “critical information infrastructure” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible for formulating eligibility criteria and determining the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any Protection Departments, and we have not been informed as a critical information infrastructure operator by any governmental authorities. As the regulation was newly issued and the governmental authorities, including Protection Departments, may further formulate detailed rules or explanations with respect to the interpretation and implementation of this regulation, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and might be subject to further interpretation from the PRC governmental authorities. Therefore, we cannot assure you that we would not be deemed as a critical information infrastructure operator under the PRC law, also we cannot assure whether the future regulatory changes would impose additional restrictions on companies like us. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any regulatory inquiry, notice, investigations, warning, or sanctions on cybersecurity review made by the CAC on such basis.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures, which took effect on September 1, 2022 and specify that data processors who intend to provide important data and personal information that are collected and generated in the operation within the territory of the PRC to overseas shall be subject to security assessment with the CAC. Under the current Outbound Data Transfer Security Assessment Measures, an entity must apply for a CAC security assessment if it processes personal information of over one million individuals and transfer personal information outbound, or if it has cumulatively transferred personal information outbound of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals since January 1 of the previous year. The Outbound Data Transfer Security Assessment Measures further stipulate the process and requirements for the security assessment. However, on March 22, 2024, the CAC issued the Measures for Regulating and Promoting Outbound Data Flow, which took effect on the same day, in order to further regulate and promote the orderly and free flow of data legally, it is not required to apply for outbound data security assessment to be provided abroad, to conclude a standard contract for outbound provision of personal information or to pass the certification for personal information protection in certain situations, including, but not limited to, (i) for the data that have not been informed by relevant departments or regions or have been publicly announced as important data, (ii) where the personal information must be provided abroad, as it is necessary for the conclusion and performance of a contract to which the individual is a party, such as cross border shopping, or other listed situations, and (iii) in the event that it is estimated to provide abroad personal information of less than 10,000 individuals within one year. There may be a small amount of outbound transferred personal information in our future cross border shopping business, which is not be subject to such outbound data security assessment with the CAC as the newly published measures has come into effect. Although we do not need to declare such security assessment for the outbound data transfer, conclude standard contract or pass the certification for personal information protection, we will continue to take necessary measures to protect the security of personal information in the course of our business operation.

On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which became effective from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further shed light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations. However, as the Cyber Data Security Regulation provided no further explanation or interpretation for “affect or may affect national security,” if we were deemed having carried our any network data processing activities that “affect or may affect national security," we may be subject to the national security review under article 13 of the Cyber Data Security Regulation, failing which may subject us to fines, penalties, suspension of relevant business and revocation of relevant business permits, and thus our business operations may be adversely affected.

The PRC Personal Information Protection Law, or the PIPL, took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of minors under the age of 14. On September 14, 2024, National Technical Committee on Cybersecurity of Standardization Administration of China issued Notice on Issuing the Practice Guide of Network Security Standards-Guide for Identifying Sensitive Personal Information, further clarified that the definition of sensitive personal information and specified the identifying rules of such sensitive personal information. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests.

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

In addition, internet information in the PRC is regulated from a national security standpoint. According to the PRC National Security Law, institutions and mechanisms for national security review and administration will be established to conduct national security review on key technologies and IT products and services that affect or may affect national security. The PRC Data Security Law took effect in September 2021 and provides for a security review procedure for the data activities that may affect national security. It also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interest, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. we cannot assure you that our business would not be deemed to collect “important data” or “state critical data” under the PRC Data Security Law. If we are deemed to collect “important data” or “state critical data,” we may need to adopt internal reforms in order to comply with the Data Security Law.

In July 2023, the MIIT issued the Notice of Carrying out the Filing of Mobile Internet Applications, or the Notice on Filing of Apps, which provides that any operator of mobile Internet application distribution platforms (including distribution of small programs and fast applications, etc., collectively the “Apps”) that engages in Internet information services within the territory of China shall go through the filing formalities in accordance with applicable laws and regulations, and any App operator that fails to complete such formalities shall not engage in App Internet information services. Any app that carried out business before the promulgation of this Notice on Filing of Apps shall, in accordance with this Notice on Filing of Apps, go through such filing formalities before the end of March, 2024. From April 2024 to June 2024, the MIIT may organize the inspection of the filing of Apps, and any App that failed to go through such filing formalities or engages in illegal activities shall be handled in accordance with laws and regulations. As of the end of June 2024, we have filed all apps and our small programs that have carried out business.

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

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2022, 2023 and 2024, we originated RMB205 billion, RMB250 billion and RMB212 billion (US$29.1 billion) in loans, respectively. As of December 31, 2022, 2023 and 2024, our outstanding principal balance of loans was approximately RMB99.6 billion, RMB124 billion and RMB110 billion (US$15.1 billion), respectively. Our financing receivables, net amounted to RMB6,858 million, RMB4,145 million and RMB4,781 million (US$655 million) as of December 31, 2022, 2023 and 2024, respectively. Our 90 day+ delinquency ratio was 2.5%, 2.9% and 3.6% as of December 31, 2022, 2023 and 2024, respectively.

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

Moreover, our risk management system and policies are subject to change from time to time. We use our proprietary risk control system to assess credit risks of our users. While we continually improve our risk management capabilities as we accumulate user data, the risk control system may inaccurately predict future credit losses under certain circumstances. For instance, after initial credit lines are granted, a user’s risk profile may change due to a variety of factors, such as deteriorating financial situations, and there is no assurance that such changes will be captured in a timely manner. The models and algorithms used by our risk control system may contain errors, flaws or other deficiencies that may lead to inaccurate credit assessment, and the data provided by users and external data sources may be incorrect or obsolete. If any of the foregoing were to occur in the future, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of credit applications. Our risk management capabilities also rely upon our anti-fraud detection, risk modeling, and refined operations of risk management, all of which involve certain risks in their effectiveness of managing the risk of our loan portfolio. We cannot assure you that our risk management system and policies have been, or will be, effective in managing our credit risks and hence the asset quality of our loan portfolio.

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

Our ability to effectively segment users into appropriate risk profiles, attract and retain users, and to offer funding partners attractive risk-adjusted returns depend on the effectiveness of our credit assessment and risk management model as well as accurate information on user creditworthiness. We rely on our risk control system to assess credit risk of users. While we continuously improve our risk management capabilities by updating the algorithms, data processing and other technology for the system, if the model contains systematic technical or other errors, is ineffective in analyzing data, or contains other flaws, the accuracy of our credit assessment and the effectiveness of our risk management will be adversely affected, which could materially and adversely affect our business and results of operations.

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

We have devoted significant resources to, and will continue to put an emphasis on, upgrading and marketing our existing loan products and enhancing their market awareness. We also incur expenses and expend resources upfront to develop and market new loan products and financial services that incorporate additional features, improve functionality or otherwise make our platform more attractive to users. New loan products and financial services must achieve high levels of market acceptance in order for us to recoup our investments in developing and marketing them. For example, since 2024, we have been building our innovative intelligent credit platform (ICP) within the Fenqile app, leveraging big data and cloud computing technologies to match certain borrowers with financial institutions. For customers who are out of our risk preference range, we refer them to financial partners including financial guarantee companies and funding partners with complementary risk preferences. For loans facilitated through the ICP, we do not bear principal risk and typically charge service fees or a share of interests from the funding financial institutions. However, if the ICP initiative does not receive continued acceptance by our users or financial institutions, or if the ICP model incurs any compliance issue that we have not foreseen, we may not be able to achieve anticipated growth of this business, and our competitive position and results of operations could be materially and adversely affected.

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

We currently rely on a number of business partners and other third parties in various aspects of our business. For example, we source products from third-party suppliers for our online direct sales. In particular, we have cooperated extensively with JD.com, from which we source a significant amount of products that we offer on our e-commerce channel. We cannot assure you that our current suppliers will continue to sell products to us on commercially acceptable terms, or at all, after the current agreement expires. In addition, if we fail to attract new suppliers to sell their products to us due to any reason, our business and growth prospects may be materially and adversely affected.

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

In addition, we engage in network microcredit business through Ji’an Fenqile Network Microcredit Co., Ltd., or Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2024 and will remain valid until August 2026. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license.

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

If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to changes surrounding the Measures for Credit Reporting Business, the interpretation and implementation of which may have an adverse impact on our business, financial condition and results of operations in the future.

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

As the Measures for Credit Reporting Business is relatively recent, we cannot assure that we could clearly understand the articles under it and keep in compliance with it. For example, the Measures for Credit Reporting Business does not specify what constitutes “activities relating to credit reporting business.” It is also unclear what activities may be deemed as “actually providing credit reporting services.” Further, the Measures for Credit Reporting Business does not provide a clear guidance or execution rules on how and when these providers, if deemed to be conducting credit reporting business, could apply for required licenses or otherwise comply with the Measures for Credit Reporting Business.

In April 2021, the People’s Bank of China , the CBIRC, the CSRC and SAFE invited a number of internet platform operators for a meeting to discuss the operations and compliance of their internet finance business including conducting credit reporting business through authorized credit reporting agency. If we are found to be carrying out credit reporting business or credit reporting function services by the PRC authorities, we may be required to obtain a personal credit reporting business license or pursue other avenue to ensure compliance. We will closely monitor and assess the regulatory developments. We may incur significant costs and expenses in an effort to address the requirements under the Measures for Credit Reporting Business and to make necessary changes to our policies and practices, including obtaining an personal credit reporting business license or if we are deemed as an information processor, we may be required to collaborate with a licensed credit reporting agency and to be reported to the People's Bank of China with respect to the collection, storing, processing and analyzing of credit information. Any failure or perceived failure by us to comply with the Measures for Credit Reporting Business and other related laws and regulations in the future could have an adverse effect on our business, financial condition and results of operations.

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

We are subject to risks associated with subscription services.

We offer subscription services to subscribing users, offering benefits such as coupon for membership of third-party platforms, product vouchers and virtual gifts, and generate revenues from such subscription services. If the benefits we offer fail to attract users or meet their expectations, we may not be able to maintain or increase the number of our subscribing users, which could materially and adversely affect our business, financial condition, and results of operations.

Our subscribing services are contributing a relatively small proportion to our total revenues in 2024, and we may be subject to operational risks in the launch and promotion of the subscribing services that are not fully foreseen. We may also be subject to potential regulatory and compliance risks if the relevant laws, regulations and their interpretations change from time to time, which may adversely and materially affect our results of operations and financial condition.

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

We incurred net losses in the past while we had net incomes since 2017. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving young generation consumers and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. Our 90 day+ delinquency ratio was 2.5%, 2.9% and 3.6% as of December 31, 2022, 2023 and 2024. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced share options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2022, 2023 and 2024, we recorded an aggregate of RMB156.3 million, RMB117.9 million and RMB94.6 million (US$13.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our platform collects, stores and processes certain personal and other sensitive data from our users and funding sources. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, the regulatory framework for privacy protection in China and worldwide is still evolving and likely be subject to changes. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

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

Further, we use certain data collected from external data sources to make credit assessment. In the event that the data collection and provision by any of our external data sources is considered in violation of the personal information protection and data security laws and regulations, such as the PRC Cybersecurity Law, we may not be able to use relevant data for our credit assessment and our business may be materially and adversely affected. For more details of credit assessment activities, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are deemed to engage in a personal credit reporting business and violate any PRC laws or regulations governing personal credit reporting businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected. In particular, we are subject to changes surrounding the Measures for Credit Reporting Business, the interpretation and implementation of which in the future may have an adverse impact on our business, financial condition and results of operations.”

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

In addition, we rely on the massive amount of data and user information that we have accumulated over time to conduct our business. In particular, we use user information to make credit assessment of users through our risk control system. These data might be lost due to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. A noticeable trend in the laws, regulations and policies in China toward an increased level of data protection has also restricted our access to user data in some ways as well as the third-party data providers’ ability to provide us with comprehensive data and user information. If the amount and quality of the data we collect are negatively affected, the effectiveness of our risk management may be undermined, which may lead to higher charge-off rates and adversely and materially affect our business and results of operations.

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

The investments and acquired assets or businesses may not achieve the financial results we expect and may result in losses. Moreover, these investments, as well as potential future investments we may make, may require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our products and services. The diversion of our management’s attention and any difficulties encountered during integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

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

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury, proposed trade restrictions and export control imposed by the U.S. Department of Commerce, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United

States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investments involving certain technologies and products (or voiced the intention to do so). For instance, on August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound foreign direct investment review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe LexinFintech Holdings Ltd. would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.

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

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. In recent years, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs, and the geopolitical tensions caused by, among others, the Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries.

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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of February 28, 2025, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 73.8% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of February 28, 2025, we had 265,184,774 Class A ordinary shares outstanding, including 242,061,304 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. If we ask for voting instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such Class A ordinary shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our sixth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date for the general meeting, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares that are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from the memorandum and articles of association, the register of mortgages and charges and special resolutions of shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our sixth amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As of February 28, 2025, our directors and officers collectively own an aggregate of 76.5% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purpose of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination. Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024. There can be no assurances that we will not be classified as a PFIC for the current taxable year or any future year, and in light of the recent decline in the market price of our ADSs significantly increased our risk of being classified as a PFIC for the current taxable year.

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

Tech-empowerment service

We offer a comprehensive set of tailored technology solutions at various stages of the credit facilitation process to match the diverse needs of our institution partners, such as customer acquisition, credit assessment, operations and post-loan services. Our tech-empowerment service primarily includes profit-sharing model, fintech upgrade model, and customer acquisition services. Our tech-empowerment service generated approximately 22% of total loan originations in 2024.

Profit-sharing model

Our profit-sharing model focuses on providing technology solutions to our financial institution partners throughout the entire credit facilitation process between potential borrowers and the institutional funding partners, such as customer acquisition, credit assessment, and post-loan collection services. Under the profit-sharing model, we take no or very limited credit risk on the borrowers’ principals and interests and charge the financial institutions a service fee at a pre-set percentage of the agreed-upon interests. As of December 31, 2024, we have worked with a total of 54 institutional funding partners under this model.

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

Intelligent credit platform model

In addition to providing user acquisition and matching, initial credit screening, and post-loan services to our institutional funding partners, we refer users on our platform for whom we may temporarily not in an appropriate position to provide services to other third-parties and charge service fees. Since 2024, we have been building our innovative intelligent credit platform (ICP) within the Fenqile app, leveraging big data and cloud computing technologies to match certain borrowers with financial institutions. For customers who are out of our risk preference range, we refer them to financial partners including financial guarantee companies and funding partners with complementary risk preferences. For loans facilitated through the ICP, we do not bear principal risk and typically charge service fees or a share of interests from the funding financial institutions.

Subscription services

We offer subscription services to subscribing users, offering benefits such as coupon for membership of third-party platforms, product vouchers and virtual gifts, and generate revenues from such subscription services.

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

Our Users

Our target user base is focused on consumers in China between the ages of 23 and 40 with high growth potential and premium credit profiles. As of December 31, 2024, the total number of our registered users reached 228 million, and users with credit line reached 45 million, among whom over 87% are aged between 23 and 40 years old and over 67% were urban working population. We are committed to identifying the needs of our consumers for credit services at different life stages and facilitate to provide financial services within their reach. Relying on our efficient risk management systems, we provide customized services and products to our borrowers based on their credit needs and risk profiles through diversified financing channels. The number of our cumulative active users reached 33.2 million in 2024. As their consumer finance service provider, we grow alongside our users since they are young and win their recognition and loyalty over years of services. In addition to credit services, we also help our users fulfill various consumption needs through our installment e-commerce platform. As of December 31, 2024, around 40% of our active users have used more than one of our products.

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

User Acquisition and Retention

To date, we have successfully accumulated a large user base and achieved deep market penetration among young generation consumers in China by providing a consumption platform that integrates high-quality financial services, online and offline consumption scenarios, subscription benefits, and superior user experience.

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

We also continued to optimize our offline user acquisition channels and achieved growth of 8.3% in transaction volume per order in 2024 compared to 2023.

Along with improving user acquisition ability and efficiency, we further refined the credit rating system of our existing user cohorts through data and model optimization, as a result we are able to improve identification of premium users and effectively explore and satisfy the needs of different user cohorts with customized operating strategies, and significantly enhanced user satisfaction and retention. The average GMV generated by one existing active user increased by 21.6% in 2024 year-over-year.

We also provide our users with a wide variety of products and superior user experience through our e-commerce platform, which significantly enhances our user retention. We have further expanded and enriched the offerings in the existing categories and brands of products offered on the platform, such as cosmetic products, trendy apparels, and daily necessities, enabling young customers to meet their increasing daily consumption needs on our e-commerce platform. In 2024, our total GMV decreased by 31.3% and e-commerce GMV per active user increased by 3% on a year-over-year basis from 2023.

Our Institutional Customers and Partners

We benefit from our position of having diversified funding sources. We primarily finance the loans to users through funding provided by commercial banks, consumer finance companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securities. We refer to these funding sources collectively as our institutional funding partners. In 2024, institutional funding accounted for 100% of our newly funded loans.

We had cumulatively served over 170 funding partners as of December 31, 2024. The outstanding balance of funds provided by institutional funding partners was RMB125.6 billion and RMB114.1 billion (US$15.6 billion) respectively as of December 31, 2023 and December 31, 2024.

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

We use our platform to refer qualified users to institutional funding partners based on their risk and return requirements, including our efforts in building the ICP business within the Fenqile platform since 2024. Our proprietary Wormhole system connects our users and funding partners’ systems in real time, which minimizes manual review and approval process by the funding partners and allocates credit needs to various funding sources with different risk-and-return parameters.

Armed with the long-standing cooperation with our institutional funding partners, a deep understanding of their needs and trust accumulated over the years, we started to offer credit digitalization solutions in the second half of 2021 to become a trusted co-builder of their retail and credit digitalization, helping financial institutions build up core competences of in-house products and facilitating their journey towards digitalization. We provide digitalized solutions throughout the credit process of loan products, including channel co-building, product co-developing, joint risk management, whole life cycle operation and customer service. We are committed to helping institutional funding partners boost their business by improving brand recognition, acquiring high-quality user assets, and managing risks more effectively. As of December 31, 2024, we have provided fintech upgrade service to nine of our institutional funding partners.

Our Unique Risk Management Capabilities

We have fully upgraded our risk management strategy and framework, focusing on the following three key areas: data and model management, lifecycle risk control system reconstruction, and intelligent tool development.

Data and Model Development

By integrating high-quality data sources and upgrading our models, we enhanced our core identification capabilities. Throughout the year, we continuously incorporated diverse external data on areas such as consumption and qualifications. By establishing a full-lifecycle management platform for external data and mapping data lineage, we efficiently phased out ineffective data. These actions collectively ensured the effectiveness of data utilization. In modeling, we built and refined a holistic model system, combining business insights with advanced algorithms to significantly improve both structure and performance.

Lifecycle Risk Control System Reconstruction

Through effective restructuring and upgrading, we deployed a comprehensive, full-lifecycle risk control system, tailoring risk management strategies for different customer segments and stages. For new customers, we adopted the “low & grow” strategy, starting with lower initial exposure and enabling dynamic growth in credit lines, effectively controlling first-time delinquency risks. We also focused on premium acquisition channels and re-engaging potential customers to achieve low-cost, low-risk customer growth. For existing customers, we restructured the admission system for graded risk management, upgraded our transaction monitoring systems for enhanced negative control and risk interception, and strengthened differentiated risk management across various demographics, products, and scenarios. Additionally, we enhanced our credit limit management system using the Test and Learn methodology, conducting experiments to optimize credit limits for different customer groups, balancing growth and risk control.

Intelligent Tool Development

We actively advanced the development of intelligent risk control tools, promoting systematic and refined operations. In strategy application, we created various strategy robots, such as a high-risk interception robot that intelligently provides disposal strategy suggestions, improving efficiency and accuracy in negative user handling. We also established and fully implemented a risk control laboratory, achieving a complete cycle from experiment design, deployment, dynamic adjustment, collection of experimental data, to modeling, laying a solid technical foundation for refined dynamic risk management.

Technology and Security

Technology has been our driving force and core competency. Our business success and growth of operation results sit on our strong technological capabilities and innovations. Our research and development expenses in 2024 amounted to RMB578 million (US$79 million), representing 4.1% of our operating revenue in 2024 and a year-on-year increase by 12.7%. Our strong commitments to technology and research and development talents, as well as abundant investments in research and development resources have empowered us to maintain our industry-leading technology capabilities, which have laid a solid foundation for our seamless user experience, continuous improvement in operational efficiency, robust information security of our platform, and various innovative initiatives.

Data Security Management and Capability

Our Data Security Management System outlines the management principles for each phase of the data lifecycle, including collection, transmission, storage, use, sharing, and destruction. This ensured the security of user information at all stages. We enhanced the data security awareness and skills of our personnel through regular security training, drills, assessments, and evaluations, thereby strengthening their abilities to identify risks, prevent breaches, and respond effectively to risks.

Our API security control platform enables timely and precise risk identification and warnings during the usage of business APIs, effectively safeguarding consumer rights. We maintained enhanced security and controllability of data flows in our partner management and data sharing . We also strengthened our data security measures through encryption, data masking, backups, recovery, isolation, and leak prevention, ensuring data integrity, availability, and confidentiality. In 2024, we acquired two information security patents, enhancing the efficiency of handling information security incidents and fortifying the bottom line of information security prevention, by focusing on improving sensitive information identification efficiency and tracing information leakage paths.

We have maintained a record of zero data breach since the launch of our data protection and governance systems. In 2024, we intercepted 160 million data security threats, supporting our continued business development and innovation.

Risk Management Technology System

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 221 patents in China and have applied for 234 additional patents with the PRC State Intellectual Property Office. We have registered 230 software copyrights and 20 copyrights for artworks with the PRC National Copyright Administration. We have 185 registered domain names, including lexin.com, lexinfintech.com, and fenqile.com. As of the date of this annual report, we had 508 registered trademarks, including our “ ,” “,” and “” trademarks.

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

Regulations Relating to Foreign Investment Restrictions

The PRC Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the PRC Company Law. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the third revised Company Law, which made further amendments such as improving the company’s establishment and exit system, optimizing the company’s organizational structure, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc., and will take effect on July 1, 2024. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail. With respect to the period for payment of the registered capital, pursuant to the latest revised Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the establishment date of the PRC limited liability company, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council issued the Regulations of the State Council on the Implementation of the Registered Capital Registration Management System of the “ Company Law of the People’s Republic of China”, which further specified the detailed requirements and measures of the registration and management of registered capital under the latest revised Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their time limit for capital contribution.

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective in January 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective in January 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

•
Negative List. Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Encouraged Industries for Foreign Investment (Edition 2022) and the 2024 Negative List, was promulgated by the Ministry of Commerce and the NDRC in September 2024 and became effective on in November 2024. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The negative list, in a unified manner, lists the restrictive measures for the entry of foreign investment. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the 2024 Negative List. We provide the value-added telecommunication services that are restricted to foreign investment through the consolidated variable interest entities.
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

In July 2006, the Ministry of Information Industry (which was integrated into the MIIT with other governmental departments in March 2008), issued the Notice of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business. According to the notice, a foreign investor in the telecommunications service industry must establish a foreign invested enterprise and apply for a telecommunications service license. The notice also requires that: (i) PRC domestic telecommunications enterprises must not, through any form, lease, transfer or sell a telecommunications service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunications services operations by a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; and (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license. The 2024 Negative List stipulates that the ultimate foreign equity ownership in a value-added telecommunications service provider shall not exceed 50%, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business which may be 100% owned by foreign investors.

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

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained (i) certain value-added telecommunications service license for the operation of domestic call center service from MIIT in May 2022, which will remain valid until May 2027; and (ii) certain value-added telecommunications service license for online data processing and transaction processing from the Guangdong Administration of Telecommunications in July 2024, which will remain valid until July 2029. Mengtian Technology, one of the variable interest entities, has obtained certain value-added telecommunications service license for the operations of online data processing and transaction processing and internet content service from the Guangdong Administration of Telecommunications in January 2024, which will remain valid until January 2029. Furthermore, it is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

In July 2020, the CBIRC implemented the Commercial Banks Online Lending Measure to formulate the regulation regime for online lending business conducted by commercial banks, which was amended in June 2021. For example, the Commercial Banks Online Lending Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of the personal credit loan extended under such credit shall not exceed one year in the case of repayment of the principal due in a lump sum. Meanwhile, reading of the loan contract by a borrower shall be mandatory in the loan application process and reasonable time limit shall be set therefor. Furthermore, based on the Administrative Measures for Personal Loans promulgated by the NFRA on February 2 and became effective on July 1, 2024, lenders (banking financial institutions) shall establish an effective whole‑process management mechanism and risk management for personal loans. The term of loans for personal consumption shall not exceed five years, for a loan of no more than RMB200,000, the relevant contracts and documents may be concluded through e-banking channels (excluding loans for personal housing purposes), and the lender shall make audio and video recordings of the signing process and properly keep the relevant videos where a contract is signed in person. And the lenders are requested to specify the qualifications of the third parties, which are trusted part of specific matters in a loan investigation and shall not entrust a third party to complete the core matters of risk control in a loan investigation involving borrowers’ true intention, income level, debt status, source of proprietary funds and access of an external assessment agency, etc.

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

On March 18, 2024, the NFRA promulgated the Rules on Consumer Finance Companies, which came into effect on April 18, 2024, raises the threshold of relevant authorization criteria of consumer finance companies, such as asset scale and operating income of major equity investors, as well as the minimum equity ratio requirement, in a bid to promote shareholders to play a supporting role and assume shareholder responsibility. It strengthens supervision on business classification, corporate governance supervision, and risk management, and enhancing consumer protection. The Rules on Consumer Finance Companies also stipulates that (i) a consumer finance company shall implement a list system for the management of cooperative institutions, and classify and manage cooperative institutions according to the contents and risks of cooperation. “cooperative institutions” as mentioned includes but is not limited to all kinds of institutions that cooperate with consumer finance companies in marketing, joint financing, loan issuance, payment and settlement, risk sharing, information technology, overdue collection, etc., (ii) consumer finance companies shall not jointly invest in the issuance of loans with institutions without lending qualifications; It shall not accept credit enhancement services provided by institutions without guarantee qualification and failing to meet the requirements of credit insurance and guarantee insurance operation supervision; No relaxation of loan quality control due to the introduction of guarantee and credit enhancement; (iii) The consumer finance company shall sign a cooperation agreement with the cooperative institution, clearly stipulate necessary conditions, and the cooperative institution shall promise to cooperate with the consumer finance company to accept the inspection of the regulatory authorities and provide relevant information and materials. The cooperative institution shall be required not to collect interest fees from the borrower in any form, except for financial institutions, insurance companies and cooperative institutions with guarantee qualifications that jointly invest in the issuance of loans.

On April 23, 2024, the NFRA issued the Notice on Further Regulating Internet Loan Business of Joint-stock Banks and Other Three Types of Banking Institutions. It requires Three Types of Banks to (i) refrain from excessively relying on customer acquisition, traffic redirection, or credit enhancement guarantees provided by cooperative institutions to pursue short-term rapid growth in internet loan business scale or profitability; (ii) continuously improve their internet loan business management mechanisms and institutional frameworks, establish robust policies and procedures, and formulate scientifically effective risk management indicators, avoid overreliance on a single category of internet loan business or a single partner; (iii) prudently evaluate borrowers’ genuine debt repayment capacity and ensure that credit review standards shall not be lowered solely due to credit enhancement guarantees provided by cooperative institutions; (iv) establish a unified, institution-wide mechanism for partner admission and exit with clear criteria and procedures; and (v) implement measures such as reducing cooperation scale or terminating cooperation for partners with significantly elevated delinquency rates or financing costs.

On April 1, 2025, the NFRA promulgated the Notice on Strengthening the Management of Internet Loan Assistance Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which will come into effect on October 1, 2025. The notice reinforces the head office’s responsibility for managing internet loan facilitation, sets clear entry requirements for platform operators and credit enhancement service providers, and emphasizes that commercial banks must adhere to the principles of centralized management by head offices, alignment of authority and responsibilities with benefits, reasonable risk pricing, and appropriate business scale when conducting internet loan assistance business. It further stipulates that (i) a commercial bank shall specify platform and credit enhancement service fees standards and ranges in agreements, include the latter in borrowers’ total financing costs, and specify the overall cost range; a platform operator shall not charge borrowers any interest or fees and a credit enhancement service provider must not inflate credit enhancement service rates through disguised charges such as consulting or advisory fees; (ii) the total financing cost paid by borrowers for each loan shall comply with the relevant provisions of the Opinions of the Supreme People’s Court on Further Strengthening Financial Trial Work; a commercial bank and its internet loan facilitation partner shall fully disclose key information to borrowers, and shall not charge any fees other than those explicitly disclosed; (iii) a commercial bank shall maintain and disclose an official list of approved platform and credit enhancement partners, and shall not cooperate with unlisted entities; if a commercial bank pays cooperation fees based on a proportion of the actual interest received from the loan, the payment schedule shall be aligned with the loan principal repayment schedule; and (iv) a commercial bank shall include the credit enhancement balances provided by credit enhancement service providers under unified credit management and assess their compensation capacity at least on a quarterly basis.

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

On December 31, 2024, the NFRA promulgated Interim Measures for the Supervision and Administration of Microcredit Companies, which stipulates the following requirements with respect to the microcredit companies, including: (i) internet microcredit companies shall ensure that core business segments such as loan application acceptance, risk review, approval, disbursement and recovery are completed through online operations. Microcredit companies are not allowed to conduct business across provinces, autonomous regions and centrally administered municipalities. The conditions for the operating regions of internet microcredit companies shall be separately stipulated; (ii) the loan balance for consumption purposes per household by an internet microcredit company shall not exceed RMB200,000, and the total loan balance for production and operation purposes per household shall not exceed RMB10 million; (iii) microcredit companies shall pay the loan principal to the borrowers in full amount as stipulated in the loan contracts, and shall not deduct interest, handling fees, management fees, security deposits or the like in advance; (iv) microcredit companies shall not merely provide services such as marketing and customer acquisition without actual funding, credit profiling and risk assessment, information technology support, or overdue debt collection, if they collaborate with a third-party institution to conduct lending business; (v) the balance of funds raised by microcredit companies through non-standardized forms such as bank loans and shareholder loans shall not exceed one-fold of their net assets at the end of the previous year. The balance of funds raised by microcredit companies through standardized forms such as bond issuance and asset securitization products shall not exceed four-fold of their net assets at the end of the previous year. The risk prevention and control system established by Internet-based microcredit companies shall include data-driven risk control models, anti - fraud systems, risk identification mechanisms, risk monitoring means, risk disposal measures, customer identity identification and registration systems, etc. Internet microcredit companies shall mainly rely on endogenous data information within Internet platforms and other data information obtained through legal channels to assess and prevent customers’ credit risks; (vi) microcredit companies shall strengthen the list-based management of cooperative institutions, establish a unified access mechanism covering various cooperative institutions, and clarify the corresponding standards and procedures. Microcredit companies that carry out marketing and customer acquisition, publish loan products or disburse loans through internet platforms such as websites, mobile applications, and small programs (including their own and those of cooperative institutions) shall file the information of such Internet platforms and the detailed information of the products with the local financial management institutions. Microcredit companies shall not assist entities without a lending business qualification in applying for the registration of websites, mobile applications, or mini-programs containing financial-related terms; (vii) for microcredit companies with serious illegal and irregular behaviors, the provincial local financial management institutions may revoke their microcredit business qualifications in accordance with relevant laws, regulations and regulatory provisions, and require them to complete the change registration or cancellation registration of their names and business scopes with the market supervision and management departments within the prescribed time limit; (viii) microcredit companies shall gradually meet the requirements stipulated in the Interim Measures for the Supervision and Administration of Microcredit Companies within the transition period specified by the provincial local financial management institutions. The transition period shall in principle not exceed two years.

We engage in network microcredit businesses through Ji’an Microcredit, a subsidiary of Shenzhen Fenqile, in Ji’an, Jiangxi Province, which obtained a network microcredit license from the relevant local authority. The microcredit license was updated in July 2024 and will remain valid until August 2026.

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

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our platform, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in November 2019, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang New Area Mengtian Financing Guarantee Co., Ltd., a subsidiary established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019. The license was re-issued in August 2024, and the registered capital set forth therein is equal to RMB1.0 billion. In addition, Hainan Xinchuang Aurora Financing Guarantee Co., Ltd., a subsidiary established by Beihai Aurora has obtained the license to conduct financing guarantee business in July 2023, and the paid-in capital set forth therein is equal to RMB100 million.

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

On September 24, 2024, the State Council promulgated the Cyber Data Security Regulation, which came into effect on January 1, 2025. The Cyber Data Security Regulation provides that, among others, network data processors carry out network data processing activities that affect or may affect national security shall undergo the national security review in accordance with relevant regulations.

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

On September 14, 2024, National Technical Committee on Cybersecurity of Standardization Administration of China issued Notice on Issuing the Practice Guide of Network Security Standards-Guide for Identifying Sensitive Personal Information, further clarifying that the definition of sensitive personal information and specified the identifying rules of such sensitive personal information.

Regulations Relating to Anti-Money Laundering

The PRC Anti-money Laundering Law, which became effective in January 2007 and amended in November 2024, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include financial institutions in the banking, securities and futures, insurance and trust business sectors, non-bank payment institutions; and other institutions engaged in financial business activities as determined and published by the State Council Anti-money Laundering Authority. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

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

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, the Administrative Regulations on Internet Transactions, the E-Commerce Law and the Regulations on the Implementation of the Law of PRC on the Protection of the Rights and Interests of Consumers promulgated by the State Council on March 15, 2024, which became effective on July 1, 2024, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

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

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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

We have registered 221 patents in China, and have applied for 234 additional patents with the PRC State Intellectual Property Office. We have registered 230 software copyrights and 20 copyrights for artworks with the PRC National Copyright Administration. We have 185 registered domain names, including lexin.com, lexinfintech.com and fenqile.com. As of the date of this annual report, we had 508 registered trademarks, including our “,” “,” and “” trademarks.

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

Regulations Relating to Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC and its implementation rules. The Provisional Regulations on Value-added Tax of the PRC were issued by the State Council in 1993 and last amended on November 19, 2017. The regulations applicable to VAT were further amended by the Notice of Adjustment of VAT Rates, issued on April 4, 2018, and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019 and effective on April 1, 2019. VAT payable is calculated as “output VAT” minus “input VAT.” The rate of VAT varies from 3% to 13% depending on the product type. On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which will become effective on January 1, 2026, and the Provisional Regulations on Value-added Tax of the PRC will be abolished.

Regulations Relating to Submission of Tax-related Information

On December 20, 2024, the State Taxation Administration issued a draft of Public Comments Sought on the Provisions on the Submission of Tax-related Information by Internet Platform Enterprises for public comments. The draft stipulates that an Internet platform enterprise shall submit tax-related information of the business operators and practitioners within its platform to the competent tax authority, including identity information, income information and other tax-related information.

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

On September 6, 2024, the NDRC and the MOC jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).

(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Jared Yi Wu (0.13%). Jared Yi Wu is our director.
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

In the opinion of Shihui Partners, our PRC counsel: the ownership structures of the variable interest entities currently do not result in any violation of applicable PRC laws or regulations currently in effect; and the contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders, are governed by the PRC laws or regulations and are currently valid, binding and enforceable in accordance with applicable PRC laws or regulations currently in effect, and do not result in any violation of applicable PRC laws or regulations currently in effect. However, Shihui Partners has also advised us that the interpretation and application of current or future PRC laws and regulations are still evolving and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. In particular, in March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective as of January 1, 2020. For the effect of the PRC Foreign Investment Law on us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.”

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

D. Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 14,704 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in six cities in China, namely Beijing, Shanghai, Wuhan, Nanchang, Changsha and Ji’an, with aggregate area of approximately 24,072 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 6,087 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 0.5 year to 5 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2024, we cumulatively originated RMB1,325 billion (US$182 billion) in loans. In 2022, 2023 and 2024, we originated RMB205 billion, RMB250 billion and RMB212 billion (US$29.1 billion) in loans, respectively. As of December 31, 2022, 2023 and 2024, our outstanding principal balance of loans was approximately RMB99.6 billion, RMB124 billion and RMB110.3 billion (US$15.1 billion), respectively. The weighted average tenor of loans originated on our platform in 2023 and 2024 was approximately 13.8 months and 12.9 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Outstanding principal balance (in millions)	99,618	123,984	110,266	15,107
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	6,952	4,137	4,808	659
Outstanding principal balance of off-balance sheet loans (in millions)	92,666	119,847	105,458	14,448
Originations (in millions)	204,585	249,454	212,050	29,051
Number of active users who used our loan products (in thousands)	9,694	8,530	8,164	—

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

We generate financing receivables from providing loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources: (1) institutional funding partners; and (2) third-party investors of the consolidated trusts and the issuance of asset-backed securitized debts. Depending on the arrangements among us, the borrowers and the funding sources, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met. For the financial guarantee provided by us that does not meet the scope exception under ASC 815 10 15 58, we account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans.”

General Factors Affecting Our Results of Operations

Our results of operations are affected by general factors driving the online consumer finance industry in China.

Regulatory environment in China

The online consumer finance industry in China is regulated. Since mid-2015, relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations.” It is expected that the online consumer finance market may be subject to closer scrutiny from regulators with more detailed rules and regulations to be introduced. We modified our operations from time to time to comply with relevant PRC laws and regulations. For example, in response to certain requirements under the Circular 141, we have made an adjustment to our cooperation model with institutional funding partners and currently conduct a part of our cooperation with these institutional funding partners through our own financial guarantee companies qualified to provide financing guarantees for the users on our platform and to charge fees for the relevant guarantee services. Due to the restriction on the outstanding guarantee liabilities of our own financing guarantee companies, we also cooperate with other third-party financing guarantee companies or commercial insurance companies, which provide guarantee or insurance services for the users on our platform, provided that for some of such cooperation, the variable interest entities without the financing guarantee qualification, has been required to provide the third-party financing guarantee companies and/or the commercial insurance companies with risk safeguard measures or a deposit to compensate them in the event that such financing guarantee companies or commercial insurance companies performed their guarantee or insurance obligations upon the defaults of our users. In the future, we may be required to make further adjustment in our operations to comply with any relevant future PRC laws and regulations regarding the online consumer finance industry. These changes would have a material impact on our future financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our current investor protection measures for institutional funding partners are deemed to violate the relevant laws and regulations, or if we are deemed to have operated financial guarantee business by the PRC regulatory authorities, our business, liquidity, financial condition and results of operations would be materially and adversely affected.”

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

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our ability to grow depends on the addition of new users and increasing business from existing users. The number of active users was approximately 9.7 million in 2022, approximately 8.5 million in 2023 and approximately 8.2 million in 2024. Since 2021, we optimized our customer acquisition model by enhancing segmentation and providing differentiated credit lines, pricing and billing terms. We anticipate that our future development will continue to depend in part on attracting new users, including our ability to manage both online and offline acquisition channels, and to develop and improve our management of different customer cohorts.

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

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. In 2023 and 2024, we cooperated with 10 and 15 new funding partners. As of December 31, 2024, we had cumulatively served over 170 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions, with many of which we developed long-term, stable business relationships. Since 2016, we have also offered 6 public asset-backed securitization programs. These diversification efforts have ensured adequate funding for our products and services so far, while the sustainable, reliable and scalable sources remain critical to our growth.

Ability to effectively manage risk

As one of the first companies in providing internet consumer finance services in China, we also have industry-leading experience and boast a wealth of consumer insights. We adopt an advanced and customized credit risk management approach driven by our proprietary risk control system and strong risk management culture. We put great emphasis in improving our fraud detection capabilities, the accuracy of our credit assessment model and the collection effectiveness through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. The effectiveness of our risk management system also depends on our ability to collect delinquent loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our ability to collect delinquent loans is impaired, or if the collection efforts of our in-house team or third-party service providers are impaired, our business and results of operations might be materially and adversely affected.”

Loan Performance Data

We define 90 day+ delinquency ratio as outstanding principal balance of on- and off-balance sheet loans that was over 90 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off and are not included in the delinquency rate calculation. The 90 day+ delinquency ratio was 2.5%, 2.9% and 3.6% as of December 31, 2022, 2023 and 2024, respectively.

We also define vintage charge-off rates as, with respect to on- and off-balance set loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2024 for each vintage of a three-month period from January 1, 2015 to June 30, 2024.

Key Components of Our Results of Operations

Operating revenue

Our operating revenue consist of credit facilitation service, tech-empowerment service and installment e-commerce platform service. Among the three types of services (i.e., credit facilitation service, tech-empowerment service and installment e-commerce platform service) we provide, the revenue from our credit facilitation service is recognized as credit facilitation service income, the revenue from our installment e-commerce platform service is primarily recognized as installment e-commerce platform service income, and the revenue from our tech-empowerment service is primarily recognized as tech-empowerment service income and, to a lesser extent, referral services and other services income.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Credit facilitation service income	5,963,803	60.5	9,666,120	74.0	10,999,931	1,506,984	77.5
Loan facilitation and servicing fees-credit oriented	2,486,527	25.3	5,001,881	38.3	6,325,924	866,648	44.5
Guarantee income	1,453,180	14.7	2,519,284	19.3	2,663,824	364,942	18.8
Financing income	2,024,096	20.5	2,144,955	16.4	2,010,183	275,394	14.2
Tech-empowerment service income	1,845,943	18.7	1,640,453	12.6	1,881,376	257,747	13.2
Installment e-commerce platform service income	2,056,065	20.8	1,750,509	13.4	1,322,287	181,153	9.3
Total operating revenue	9,865,811	100.0	13,057,082	100.0	14,203,594	1,945,884	100.0

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

Tech-empowerment service

We generate tech-empowerment service income from profit sharing model, intelligent credit platform model, fintech upgrade model as well as subscription services. We offer a comprehensive set of technology-driven platform services to our financial institution customers and partners that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs. We charge primarily a service fee for our offerings.

Operating cost

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	2,066,804	30.3	1,635,635	19.1	1,319,526	180,774	14.4
Funding cost	518,069	7.6	513,869	6.0	326,451	44,724	3.6
Processing and servicing cost	1,875,292	27.4	1,935,016	22.7	2,291,904	313,990	25.0
Provision for financing and interest receivables	437,477	6.4	627,061	7.3	865,524	118,576	9.4
Provision for contract assets and receivables	465,188	6.8	629,308	7.4	718,413	98,422	7.8
Provision for contingent liabilities of guarantee	1,468,265	21.5	3,203,123	37.5	3,655,548	500,808	39.8
Total operating cost	6,831,095	100.0	8,544,012	100.0	9,177,366	1,257,294	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2022, 2023 and 2024.

Funding cost. Our funding cost consists of interest expenses paid to institutional funding partners under on-balance sheet loan and amortization of deferred debt issuance cost incurred in connection with obtaining these debts, such as origination fees and legal fees.

Processing and servicing cost. Our processing and servicing cost consist primarily of vendor costs related to credit assessment, user and system support, payment processing services and collection services associated with originating, facilitating and servicing loans, and related payroll cost and related share-based compensation expenses for personnel engaged in processing and servicing activities.

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

Operating expenses

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,685,438	62.4	1,733,301	65.8	1,787,299	244,859	65.2
Research and development expenses	583,260	21.6	513,284	19.5	578,243	79,219	21.1
General and administrative expenses	431,571	16.0	387,387	14.7	374,481	51,304	13.7
Total operating expenses	2,700,269	100.0	2,633,972	100.0	2,740,023	375,382	100.0

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

Mainland China

Generally, our PRC subsidiaries, the variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, an HNTE is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2022, Shenzhen Lexin Software obtained a qualification as HNTE for the three years ending December 31, 2022, 2023 and 2024, in this regard, Shenzhen Lexin Software was subject to 15% income tax rate in 2024. Pursuant to the Circular on Income Tax Policies for “Software Enterprises Encouraged by the State” announced on April 23, 2021, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. Shenzhen Lexin Information Service Co.,Ltd. was qualified as “Software Enterprises Encouraged by the State” from 2021. As a result, Shenzhen Lexin Information Service Co. ,Ltd. is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprise Encouraged by the State” is subject to review by the relevant authorities every year.

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, Beihai Aurora Information Technology Co., Ltd. and Beihai Lexin Information Technology Co., Ltd. (previously known as Beihai Turing Technology Co., Ltd.) are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, Beihai Aurora and Beihai Lexin Information Technology Co., Ltd. applied a preferential income tax rate of 15% from 2024 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15%. Beihai Dulin is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2027.

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

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. In November 2024, our board of directors approved a dividend payout ratio of 25% of total net profit for the entire year of 2025. We accrued related withholding tax liabilities based on a 10% tax rate for certain percentage of the annual profits to be distributed according to the dividend policy. We still intend to indefinitely reinvest the remaining earnings in our PRC subsidiaries.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total operating revenue for the periods presented. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Credit facilitation service income	5,963,803	60.5	9,666,120	74.0	10,999,931	1,506,984	77.5
Loan facilitation and servicing fees-credit oriented-credit oriented	2,486,527	25.3	5,001,881	38.3	6,325,924	866,648	44.5
Guarantee income	1,453,180	14.7	2,519,284	19.3	2,663,824	364,942	18.8
Financing income	2,024,096	20.5	2,144,955	16.4	2,010,183	275,394	14.2
Tech-empowerment service income	1,845,943	18.7	1,640,453	12.6	1,881,376	257,747	13.2
Installment e-commerce platform service income	2,056,065	20.8	1,750,509	13.4	1,322,287	181,153	9.3
Total operating revenue	9,865,811	100.0	13,057,082	100.0	14,203,594	1,945,884	100.0
Operating cost:
Cost of sales	(2,066,804)	-20.9	(1,635,635)	-12.5	(1,319,526)	(180,774)	-9.3
Funding cost	(518,069)	-5.3	(513,869)	-3.9	(326,451)	(44,724)	-2.3
Processing and servicing cost	(1,875,292)	-19.0	(1,935,016)	-14.8	(2,291,904)	(313,990)	-16.1
Provision for financing receivables	(437,477)	-4.4	(627,061)	-4.8	(865,524)	(118,576)	-6.1
Provision for contract assets and receivables	(465,188)	-4.7	(629,308)	-4.8	(718,413)	(98,422)	-5.1
Provision for contingent guarantee liabilities	(1,468,265)	-14.9	(3,203,123)	-24.5	(3,655,548)	(500,808)	-25.7
Total operating cost	(6,831,095)	-69.2	(8,544,012)	-65.4	(9,177,366)	(1,257,294)	-64.6
Gross profit	3,034,716	30.8	4,513,070	34.6	5,026,228	688,590	35.4
Operating expenses:
Sales and marketing expenses	(1,685,438)	-17.1	(1,733,301)	-13.3	(1,787,299)	(244,859)	-12.6
Research and development expenses	(583,260)	-5.9	(513,284)	-3.9	(578,243)	(79,219)	-4.1
General and administrative expenses	(431,571)	-4.4	(387,387)	-3.0	(374,481)	(51,304)	-2.6
Total operating expenses	(2,700,269)	-27.4	(2,633,972)	-20.2	(2,740,023)	(375,382)	-19.3
Change in fair value of financial guarantee derivatives and loans at fair value	722,381	7.3	(206,368)	-1.6	(979,234)	(134,155)	-6.9
Interest expense, net	(55,636)	-0.6	(50,483)	-0.4	(9,007)	(1,234)	-0.1
Investment loss	(33,944)	-0.3	(303,235)	-2.3	(2,417)	(331)	-
Others, net	61,321	0.6	7,774	0.1	58,188	7,972	0.4
Income before income tax expense	1,028,569	10.4	1,326,786	10.2	1,353,735	185,460	9.5
Income tax expense	(202,640)	-2.1	(260,841)	-2.0	(253,275)	(34,699)	-1.8
Net income	825,929	8.4	1,065,945	8.2	1,100,460	150,761	7.7
Less: Net income attributable to non-controlling interests	6,177	0.1	—	—	—	—	-
Net income attributable to ordinary shareholders of the Company	819,752	8.3	1,065,945	8.2	1,100,460	150,761	7.7

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	5,179	0.1	246	0.0	3,173	435	0.0
Sales and marketing expenses	23,142	0.2	17,454	0.1	13,756	1,885	0.1
Research and development expenses	30,386	0.3	23,547	0.2	10,715	1,468	0.1
General and administrative expenses	97,613	1.0	76,605	0.6	66,979	9,176	0.5

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating revenue

Operating revenue increased by 8.8% from RMB13,057 million in 2023 to RMB14,204 million (US$1,946 million) in 2024. This increase in operating revenues was primarily attributable to an increase in credit facilitation service income and Tech-empowerment service income, partially offset by a decrease in installment e-commerce platform service income for the year.

Credit facilitation service income. Credit facilitation service income increased by 13.8% from RMB9,666 million in 2023 to RMB11,000 million (US$1,507 million) in 2024. The increase was driven by the increases in loan facilitation and servicing fees-credit oriented and guarantee income, partially offset by the decrease in financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented increased by 26.5% from RMB5,002 million in 2023 to RMB6,326 million (US$867 million) in 2024. The increase was primarily due to the increase in takerate of loan facilitation business.
•
Guarantee income. Guarantee income increased by 5.7% from RMB2,519 million in 2023 to RMB2,664million (US$365 million) in 2024. The increase was primarily due to the increase in cumulative loan origination funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income decreased by 6.3% from RMB2,145 million in 2023 to RMB2,010 million (US$275 million) in 2024. The decrease was primarily due to the decrease in the origination of on-balance sheet loans.

Tech-empowerment service income. Tech-empowerment service income increased by 14.7% from RMB1,640 million in 2023 to RMB1,881 million (US$258 million) in 2024. The increase was primarily due to the increase of loan facilitation volume through ICP.

Installment e-commerce platform service. Installment e-commerce platform service income decreased by 24.5% from RMB1,751 million in 2023 to RMB1,322 million (US$181 million) in 2024. The decrease was primarily due to the decrease in transaction volume in 2024.

Operating cost

Operating cost increased by 7.4% from RMB8,544 million in 2023 to RMB9,177 million (US$1,257 million) in 2024, primarily as a result of the increases in provision for financing receivables, provision for contingent guarantee liabilities, and provision for contract assets and receivables, partially offset by the decreases in cost of sales and funding cost.

Cost of sales. Cost of sales decreased by 19.3% from RMB1,636 million in 2023 to RMB1,320 million (US$181 million) in 2024, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost. Funding cost decreased by 36.5% from RMB514 million in 2023 to RMB326 million (US$44.7 million) in 2024, which was primarily driven by the decrease in the funding rates.

Processing and servicing cost. Processing and servicing costs increased by 18.4% from RMB1,935 million in 2023 to RMB2,292 million (US$314 million) in 2024. This increase was primarily due to an increase in risk management and collection expenses.

Provision for financing receivables. Provision for financing receivables was RMB866 million (US$119 million) for 2024, as compared to RMB627 million for 2023. The increase was primarily due to the increase of the outstanding loan balances and credit losses of on-balance sheet loans.

Provision for contract assets and receivables. Provision for contract assets and receivables was RMB718 million (US$98.4 million) in 2024, as compared to RMB629 million in 2023. The increase was primarily due to the increase of the outstanding loan balances and the re-measurement of the expected loss rates of off-balance sheet loans.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities was RMB3,656 million (US$501 million) in 2024, as compared to RMB3,203 million in 2023. The fluctuation was primarily due to the re-measurement of the expected loss rates, which are accounted for under ASC 460, Guarantees.

Gross profit

As a result of the foregoing, our gross profit increased by 11.4% from RMB4,513 million in 2023 to RMB5,026 million (US$689 million) in 2024. Our gross margin increased from 34.6% in 2023 to 35.4% in 2024.

Operating expenses

Operating expenses was RMB2,740 million (US$375 million) in 2024, as compared with RMB2,634 million in 2023.

Sales and marketing. Sales and marketing expenses was RMB1,787 million (US$245 million) in 2024, as compared to RMB1,733 million in 2023.

Research and development. Research and development expenses was RMB578 million (US$79.2 million) in 2024, as compared to RMB513 million in 2023. The increase was primarily due to increased investment in technology development.

General and administrative expenses. General and administrative expenses was RMB374 million (US$51.3 million) in 2024, as compared to RMB387 million in 2023.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB979 million (US$134 million) in 2024, as compared to a loss of RMB206 million in 2023. The change was primarily due to the fair value loss from the re-measurement of the expected loss rates, partially offset by the fair value gains realized as a result of the release of guarantee obligation as loans are repaid.

Investment loss

Investment loss was RMB2.4 million (US$0.3 million) in 2024, as compared to RMB303 million in 2023. The decrease was primarily due to investment related impairment losses recognized in 2023 for investment and related prepayment for equity interest in a domestic private bank.

Income tax expense

Income tax expense decreased by 2.9% from RMB261 million in 2023 to RMB253 million (US$34.7 million) in 2024. The change was primarily due to the decrease of effective tax rate.

Net income

As a result of the foregoing, our net income increased by 3.2% from RMB1,066 million in 2023 to RMB1,100 million (US$151 million) in 2024.

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

Installment e-commerce platform service. Installment e-commerce platform service income decreased by 14.9% from RMB2,056 million in 2022 to RMB1,751 million in 2023. The decrease was primarily driven by the decrease in transaction volume in 2023.

Credit facilitation service income. Credit facilitation service income increased by 62.1% from RMB5,964 million in 2022 to RMB9,666 million in 2023. The change was primarily due to the increase of loan facilitation and servicing fees-credit oriented, guarantee income, and financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented increased by 101% from RMB2,487 million in 2022 to RMB5,002 million in 2023. The increase was primarily due to the increase in off-balance sheet loans originated under the credit-oriented model, as well as better control over the early repayment behaviors.
•
Guarantee income. Guarantee income increased by 73.4% from RMB1,453 million in 2022 to RMB2,519 million in 2023. The increase was primarily driven by the increase in loan originations and the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income increased by 6.0% from RMB2,024 million in 2022 to RMB2,145 million in 2023, The increase was primarily driven by the increase in APR of loans originated of on-balance sheet loans.

Tech-empowerment service income decreased by 11.1% from RMB1,846 million in 2022 to RMB1,640 million in 2023. The decrease was primarily due to the decrease in APR of loans originated, as well as the decrease of loan facilitation volume under the profit-sharing model within tech-empowerment service as compared to 2022.

Operating cost

Operating cost increased by 25.1% from RMB6,831 million in 2022 to RMB8,544 million in 2023, primarily as a result of the increases in provision for financing receivables, provision for contingent guarantee liabilities, and provision for contract assets and receivables, partially offset by the decreases in cost of sales and funding cost.

Cost of sales. Cost of sales decreased by 20.9% from RMB2,067 million in 2022 to RMB1,636 million in 2023, which was consistent with the decrease in installment e-commerce platform service income.

Funding cost. Funding cost was RMB514 million in 2023, as compared to RMB518 million in 2022.

Processing and servicing cost. Processing and servicing costs was RMB1,935 million in 2023, as compared to RMB1,875 million in 2022.

Provision for financing receivables. Provision for financing receivables was RMB627 million for 2023, as compared to RMB437 million for 2022.The increase was primarily due to the decrease in performance of the on-balance sheet loans.

Provision for contract assets and receivables. Provision for contract assets and receivables was RMB629 million in 2023, as compared to RMB465 million in 2022. The increase was primarily due to the increase in loan facilitations and servicing fees and the decrease in performance of the off-balance sheet loans.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities was RMB3,203 million in 2023, as compared to RMB1,468 million in 2022. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees, as well as the decrease in performance of the off-balance sheet loans.

Gross profit

As a result of the foregoing, gross profit increased by 48.7% from RMB3,035 million in 2022 to RMB4,513 million in 2023. Our gross margin increased from 30.8% in 2022 to 34.6% in 2023.

Operating expenses

Operating expenses was RMB2,634 million in 2023, as compared with RMB2,700 million in 2022.

Sales and marketing. Sales and marketing expenses was RMB1,733 million in 2023, as compared to RMB1,685 million in 2022.

Research and development. Research and development expenses decreased by 12.0% from RMB583 million in 2022 to RMB513 million in 2023, primarily as a result of the Company’s improved efficiency.

General and administrative expenses. General and administrative expenses decreased by 10.2% from RMB432 million in 2022 to RMB387 million in 2023, primarily as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a loss of RMB206 million in 2023, as compared to a gain of RMB722 million in 2022. The change in fair value was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date, partially offset by the fair value gains realized as a result of the release of guarantee obligation.

Investment loss

Investment loss was RMB303 million in 2023, as compared to RMB33.9 million in 2022. The increase was primarily due to investment related impairment losses recognized in 2023 for investment and related prepayment for equity interest in a domestic private bank.

Income tax expense

Income tax expense increased by 28.7% from RMB203 million in 2022 to RMB261 million in 2023. The increase in income tax expense was primarily due to the increase in the income before income tax expense in 2023.

Net income

As a result of the foregoing, our net income increased by 29.1% from RMB826 million in 2022 to RMB1,066 million in 2023.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,624,719	2,254,213	308,826
Restricted cash-current	1,433,502	1,638,479	224,471
Restricted term deposit and short-term investments	305,182	138,497	18,974
Short-term financing receivables, net	3,944,000	4,668,715	639,611
Short-term contract assets and receivables, net	6,112,981	5,448,057	746,381
Deposits to insurance companies and guarantee companies	2,613,271	2,355,343	322,681
Restricted cash-non-current	144,948	100,860	13,818
Long-term financing receivables, net	200,514	112,427	15,402
Long-term contract assets and receivables, net	599,818	317,402	43,484
Long‑term investments	255,003	284,197	38,935
Other assets	861,491	500,363	68,549
TOTAL ASSETS	23,140,791	22,240,779	3,046,975
Liabilities:
Short‑term borrowings	502,013	690,772	94,635
Short‑term funding debts	3,483,196	2,754,454	377,359
Deferred guarantee income	1,538,385	975,102	133,588
Contingent guarantee liabilities	1,808,540	1,079,000	147,822
Convertible notes-current	505,450	—	—
Long-term borrowings	524,270	585,024	80,148
Long‑term funding debts	455,800	1,197,211	164,017
TOTAL LIABILITIES	13,430,709	11,500,773	1,575,596
Total shareholders’ equity	9,710,082	10,740,006	1,471,379

Cash and cash equivalents

Our cash and cash equivalents decreased by 14.1% from RMB2,625 million as of December 31, 2023 to RMB2,254 million (US$309 million) as of December 31, 2024, primarily due to the net cash provided by operation activities of RMB1.1 billion (US$148 million), the net cash used in investing activities of RMB0.9 billion (US$124 million), and the net cash used in financing activities of RMB0.4 billion (US$53.1 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows.”

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

Restricted cash increased by 10.2% from RMB1,578 million as of December 31, 2023 to RMB1,739 million (US$238 million) as of December 31, 2024, primarily due to an increase in the security deposits placed with and set aside for our partnering commercial banks in case of users' defaults.

Financing receivables, net

Financing receivables, net increased by 15.4% from RMB4,145 million as of December 31, 2023 to RMB4,781 million (US$655 million) as of December 31, 2024, primarily due to the increase associated with on-balance sheet loans originated on our platform in 2024.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as guarantee to these insurance companies and guarantee companies. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies. Deposits to insurance companies and guarantee companies decreased by 9.9% from RMB2,613 million as of December 31, 2023 to RMB2,355 million (US$323 million) as of December 31, 2024. This decrease is primarily due to the decrease in underlying loans.

Short-term and long-term contract assets and receivables, net

The contract assets and receivables decreased by 14.1% from RMB6,713 million as of December 31, 2023 to RMB5,765 million (US$790 million) as of December 31, 2024, primarily due to the decrease in off-balance sheet loans.

Other assets

Other assets decreased by 41.9% from RMB861 million as of December 31, 2023 to RMB500 million (US$68.5 million) as of December 31, 2024, primarily due to a decrease of long-term financing deposits.

Borrowings

Borrowings increased by 24.3% from RMB1,026 million as of December 31, 2023 to RMB1,276 million (US$175 million) as of December 31, 2024, primarily due to additional borrowings.

Funding debts

Funding debts increased by 0.3% from RMB3,939 million as of December 31, 2023 to RMB3,952 million (US$541 million) as of December 31, 2024.

Deferred guarantee income

Our deferred guarantee income decreased by 36.6% from RMB1,538 million as of December 31, 2023 to RMB975 million (US$134 million) as of December 31, 2024, due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Contingent guarantee liabilities

Our contingent guarantee liabilities decreased by 40.3% from RMB1,809 million as of December 31, 2023 to RMB1,079million (US$148 million) as of December 31, 2024, due to the decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Accruals and other current liabilities

Accruals and other current liabilities decreased by 9.3% from RMB4,434 million as of December 31, 2023 to RMB4,020 million (US$551 million) as of December 31, 2024, primarily due to the decrease in guarantee derivative liabilities.

Convertible notes

Convertible notes represented the US$300 million convertible senior notes we issued through a private placement in September 2019. The notes would mature in seven years due by September 16, 2026, bearing interest at a rate of 2.0% per annum. On March 13, 2023, we entered into an amendment agreement with the holder regarding previous documents governing the notes. The notes were paid in 14 monthly installments, and interest is charged at an annualized interest rate of 2% for the first 7 installments and 10% for the next 7 installments. The agreement has replaced the holder’s right to require us to repurchase for cash all or any portion of the notes in September 2023. The notes were paid in full in 14 installments by April 2024.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by institutional funding partners, the issuance of preferred shares in private placements, and issuance of convertible notes and asset-backed securities. As of December 31, 2022, 2023 and 2024, we had RMB1,494 million, RMB2,625 million and RMB2,254 million (US$309 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements, capital expenditures and repayment need of debt becoming due for the next 12 months from the date of this annual report on Form 20-F. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under the PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and loans, and to the consolidated variable interest entities only through loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We and the VIEs are subject to the PRC regulation of loans to and direct investment in the PRC entities by offshore holding companies and governmental regulations on currency conversion when making loans to our PRC subsidiaries and the consolidated variable interest entities or making additional capital contributions to our PRC subsidiaries, which could affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2023 and December 2024, and had weighted average interest rates of 9.3%, 9.1% and 7.4%, as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, institutional funding partners funded an aggregate amount of RMB3,893 million and RMB4,380 million (US$600 million), in our outstanding financing receivables, respectively. As of December 31, 2023 and 2024, financing receivables amounting to RMB190 million and RMB11.9 million (US$1.6 million) were pledged as collateral, respectively. The decrease in pledged collateral in 2024 was due to the decrease in the amount of funds provided by certain institutional funding partners.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2023 and 2024, respectively:

	As of or for the Year Ended December 31,
	2023	2024
	RMB	RMB	US$

Short-term:
Liabilities to institutional funding partners	3,483,196	2,754,454	377,359
Total short-term funding debts	3,483,196	2,754,454	377,359
Long-term:
Liabilities to institutional funding partners	455,800	1,197,211	164,017
Total long-term funding debts	455,800	1,197,211	164,017

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2024 and associated interest payments.

	1-12 months	12-24 months	Total
	(RMB in thousands)
Liabilities to institutional funding partners	2,754,454	1,197,211	3,951,665
Total funding debts	2,754,454	1,197,211	3,951,665
Interest payments (1)	164,609	17,885	182,494
Total interest payments	164,609	17,885	182,494
(1)
Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2024.

Convertible notes

In September 2019, we issued and sold convertible notes in an aggregate principal amount of US$300 million to PAGAC Lemongrass Holding I Ltd. through a private placement. The convertible notes have a term of seven years and bear interest at a rate of 2.0% per annum. The holder of the convertible notes had the right to require us to repurchase for cash all or any portion of the convertible notes on the fourth anniversary of the issuance date. The convertible notes are convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date to the third business day before the maturity date (i.e., September 16, 2026), at a conversion price of US$14 per ADS. On March 13, 2023, we entered into an amendment agreement with PAGAC Lemongrass Holding I Limited regarding previous documents governing the notes. The notes were paid in full by April 2024 in 14 monthly installments.

The amount of interest expense recognized for the year ended December 31, 2024 totaled RMB5.7 million (US$0.8 million). The carrying value of this convertible notes as of December 31, 2024 was nil.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities (1)	57,273	2,817,572	1,081,458	148,158
Net cash (used in)/provided by investing activities	(2,409,037)	2,334,452	(904,880)	(123,967)
Net cash provided by/(used in) financing activities (1)	1,153,240	(3,882,952)	(387,277)	(53,058)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,893	3,914	1,082	150
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,188,631)	1,272,986	(209,617)	(28,717)
Cash, cash equivalents and restricted cash at beginning of the year	4,118,814	2,930,183	4,203,169	575,832
Cash, cash equivalents and restricted cash at end of the year	2,930,183	4,203,169	3,993,552	547,115
(1)
Starting from 2024, we reclassified net cash received and paid on behalf of third-party sellers from “Net cash (used in)/provided by operating activities” to “Net cash (used in)/provided by financing activities”. Net cash inflows amounting to RMB41.6 million and net cash outflows amounting to RMB30.5 million for the years ended December 31, 2022 and 2023, respectively, have been reclassified to conform to the current period presentation.

Operating Activities

Net cash provided by operating activities was RMB1,081 million (US$148 million) in 2024. In 2024, the difference between net cash provided by operating activities and our net income of RMB1,100 million (US$151 million) mainly resulted from provision for contingent guarantee liabilities of RMB3,656 million (US$501 million), net loss of change in fair value of financial guarantee derivatives and loans at fair value of RMB979 million (US$134 million), provision for financing and interest receivables of RMB866 million (US$119 million), provision for contract assets and receivables of RMB718 million (US$98.4 million). Changes in operating assets and liabilities mainly included a decrease in contingent guarantee liabilities of RMB4,385 million (US$601 million), a decrease in accruals and other current liabilities of RMB1,712 million (US$234 million), a decrease in deferred guarantee income of RMB563 million (US$77.2 million), a decrease in other operating assets of RMB323 million (US$44.3 million), a decrease in deposits to insurance companies and guarantee companies of RMB258 million (US$35.3 million), and a decrease in contract assets and receivables of RMB267 million (US$36.6 million).

Net cash provided by operating activities was RMB2,818 million in 2023. In 2023, the difference between net cash provided by operating activities and our net income of RMB1,066 million mainly resulted from provision for contingent guarantee liabilities of RMB3,203 million, provision for contract assets and receivables of RMB629 million, provision for financing and interest receivables of RMB627 million, net loss of change in fair value of financial guarantee derivatives and loans at fair value of RMB206 million, share-based compensation expenses of RMB118 million, depreciation and amortization of RMB105 million. Changes in operating assets and liabilities mainly included an increase in deposits to insurance companies and guarantee companies of RMB364 million, an increase in contract assets and receivables of RMB2,841 million, a decrease in contingent guarantee liabilities of RMB2,277 million, an increase in accruals and other current liabilities of RMB1,151 million and an increase in deferred guarantee income of RMB644 million.

Net cash provided by operating activities was RMB57.3 million in 2022. In 2022, the difference between net cash used in operating activities and our net income of RMB826 million mainly resulted from provision for contingent guarantee liabilities of RMB1,468 million, provision for contract assets and receivables of RMB465 million, provision for financing and interest receivables of RMB437 million, net gain of change in fair value of financial guarantee derivatives and loans at fair value of RMB722 million, share-based compensation expenses of RMB156 million, depreciation and amortization of RMB94.9 million. Changes in operating assets and liabilities mainly included an increase in deposits to insurance companies and guarantee companies of RMB871 million, an increase in other assets of RMB276 million, an increase in financing receivables related to online direct sales of RMB399 million, and a decrease in contingent guarantee liabilities of RMB1,515 million, partially offset by an increase in deferred guarantee income of RMB475 million.

Investing Activities

Net cash used in investing activities was RMB905 million (US$124 million) in 2024, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB16,162 million (US$2,214 million), and investments in loans at fair value of RMB4,593 million (US$629 million), partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB14,972 million (US$2,051 million), and collection of loans at fair value of RMB4,923 million (US$674 million).

Net cash provided by investing activities was RMB2,334 million in 2023, which was primarily attributable to principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB19,888 million, collection of principals of loans at fair value RMB5,120 million, and withdrawal of restricted term deposit and short-term investments of RMB2,130 million, partially offset by financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB18,316 million, investments in loans at fair value of RMB5,155 million and placement of restricted term deposit and short-term investments of RMB1,103 million.

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

Financing Activities

Net cash used in financing activities was RMB387 million (US$53.1 million) in 2024, which was primarily attributable to principle payments on funding debts of RMB12,684 million (US$1,738 million), principle payments on borrowings of RMB781 million (US$107 million), and repayments of convertible loans of RMB504 million (US$69.1 million), partially offset by proceeds from funding debts of RMB12,697 million (US$1,739 million) and proceeds from borrowings of RMB1,030 million (US$141 million).

Net cash used in financing activities was RMB3,883 million in 2023, which was primarily attributable to principle payments on funding debts of RMB19,719 million and principle payments on borrowings of RMB2,266 million, partially offset by proceeds from funding debts of RMB17,938 million and proceeds from borrowings of RMB1,958 million.

Net cash provided by financing activities was RMB1,153 million in 2022, which was primarily attributable to proceeds from funding debts of RMB19,837 million and proceeds from borrowings of RMB1,385 million, partially offset by principle payments on funding debts of RMB17,930 million and principle payments on borrowings of RMB1,868 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include capital expenditures and contractual obligations, including funding debts, convertible notes, short-term borrowings, operating lease obligations, and commitment to purchase delinquent loans.

Capital Expenditures

We incurred capital expenditures of RMB149 million, RMB222 million and RMB244 million (US$33.9 million) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software, and in construction of our new headquarters located in Shenzhen. Our capital expenditures for 2025 are expected to be approximately RMB304 million, including RMB268 million payment in construction of our new headquarters located in Shenzhen, and RMB36 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	1— 2 years	2 — 3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	4,134,159	2,919,063	1,215,096	—	—
Borrowings	1,325,840	718,739	—	—	607,101
Operating lease obligations	65,478	40,625	24,461	392	—
Commitment for construction	343,717	249,157	94,560	—	—
Commitment to purchase delinquent loans	463,000	463,000	—	—	—
Total	6,332,194	4,390,584	1,334,117	392	607,101

Other than those shown above, we did not have any significant capital and other commitments as of December 31, 2024. We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business. For guarantees provided by us, please refer to the section "Off- Balance Sheet Arrangements" below.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Allowance for credit losses

The allowance for credit losses represents our estimate of expected credit losses on the financial assets measured at amortized cost and financial guarantees not accounted for as derivatives for off-balance sheet loans. The expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

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

The macroeconomic factors used in estimation include variables that have historically been key drivers of increases and decreases in credit losses, such as CPI and Total retail sales of consumer goods. Total retail sales of consumer goods is formulated by the National Bureau of Statistics of China, it reflects the total domestic market volume of physical goods consumption and catering revenue.

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Probability of default (lifetime)	+/- 100 bps	21,056 / (21,056)
Loss given default	+/- 100 bps	64,772 / (64,772)

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

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Weighted average cumulative loss rate (i)	+/- 100 bps	41,773 / (41,773)

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	41	Chief Executive Officer and Chairman of the Board
Jared Yi Wu	45	Director
James Xigui Zheng	59	Chief Financial Officer and Director
Arvin Zhanwen Qiao	42	Chief Risk Officer and Director
Shirley Yunwen Yang	54	Chief Human Resources Officer
Jason Ming Zhao	49	Chief Marketing Officer
Erwin Yong Lu	50	Chief Technology Officer
Wei Wu	60	Independent Director
Xiaoguang Wu	49	Independent Director
Neng Wang	51	Independent Director
Annabelle Yu Long	52	Independent Director

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

Mr. Jared Yi Wu has served as our director since November 2017 and was our president from May 2016 to March 2025. Prior to joining us, Mr. Wu served at Tencent for 9 years. From 2013 to 2016, Mr. Wu served as general manager of WeChat Pay, an integrated feature in Tencent’s WeChat. From 2007 to 2013, Mr. Wu served first as the director of product development at Tenpay and then as its deputy general manager. Mr. Wu received his master’s degree in computing and internet systems from King’s College London in 2003 and his bachelor’s degree in automation from South China University Technology in 2002. He obtained his EMBA degree from China Europe International Business School.

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

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB41.79 million (US$5.87 million) in cash to our executive officers and an aggregate of approximately RMB1.7 million (US$240 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
Jared Yi Wu	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
James Xigui Zheng	* (1)	—	January 31, 2023	—
	*(1)	—	December 29, 2023	—
	*(1)	—	January 26, 2025	—
Arvin Zhanwen Qiao	*(1)	—	January 29, 2024	—
	*(1)	—	January 26, 2025	—
Shirley Yunwen Yang	*	0.5	October 25, 2019	October 25, 2029
	*	1.51	March 3, 2023	March 3, 2033
	*	0.92	December 29, 2023	December 29, 2033
	*(1)	—	December 29, 2023	—
	*(1)	—	December 29, 2023	—
	*(1)	—	January 26, 2025	—
Jason Ming Zhao	*	0.0001	November 8, 2017	November 8, 2027
	*	0.5	October 25, 2019	October 25, 2029
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 15, 2021	January 15, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
	*(1)	—	January 26, 2025	—
Erwin Yong Lu	*	0.5	March 18, 2021	March 18, 2031
	*	0.5	January 18, 2022	January 18, 2032
	*	1.51	March 3, 2023	March 3, 2033
	*(1)	—	December 29, 2023	—
	*(1)	—	January 26, 2025	—
Wei Wu	* (1)	—	March 29, 2022	—
Xiaoguang Wu	* (1)	—	March 29, 2022	—
Neng Wang	* (1)	—	March 29, 2022	—
Annabelle Yu Long	* (1)	—	August 18, 2024	—
All Directors and Executive Officers as a Group	7,597,502

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

Board Diversity Matrix (As of February 28, 2025)
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

D. Employees

As of December 31, 2022, 2023 and 2024, we had 3,872, 4,268 and 4667 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
	Number	% of Total Employees
Functions:
Installment e-commerce and Operations	128	2.7
Risk management	1,242	26.6
Research and development	591	12.7
Sales and marketing	2,436	52.2
General and administrative	270	5.8
Total number of employees	4,667	100

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2025 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 336,527,001 ordinary shares outstanding as of February 28, 2025, comprising of (i) 265,184,774 Class A ordinary shares, and (ii) 71,342,227 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis †	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jay Wenjie Xiao(1)	9,158,464	71,342,227	23.9	73.8
Jared Yi Wu(2)	24,048,668	—	7.1	2.5
James Xigui Zheng	*	—	*	*
Arvin Zhanwen Qiao	*	—	*	*
Shirley Yunwen Yang	*	—	*	*
Jason Ming Zhao	*	—	*	*
Ervin Yong Lu	*	—	*	*
Wei Wu(3)	*	—	*	*
Xiaoguang Wu(4)	*	—	*	*
Dr. Neng Wang(5)	*	—	*	*
Annabelle Yu Long(6)	—	—	—	—
All Directors and Executive Officers as a Group	37,853,864	71,342,227	32.1	76.5
Principal Shareholders:
Installment Payment Investment Inc.(7)	8,731,380	71,342,227	23.8	73.8
Rosy Time Global Limited(8)	23,123,466	—	6.9	2.4
FIL Limited(9)	19,491,406	—	5.8	2.0

* Aggregate number of shares accounts for less than 1% of our total outstanding ordinary shares and aggregate voting power.

** Except for Wei Wu, Xiaoguang Wu, Dr. Neng Wang, and Annabelle Yu Long, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of February 28, 2025 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2025. The total number of ordinary shares outstanding as of February 28, 2025 is 336,527,001.

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

(1)
Represents (i) 4,365,690 ADSs, representing 8,731,380 Class A ordinary shares, and 71,342,227 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands; (ii) 21,875 ADSs, representing 43,750 Class A ordinary shares, directly held by Mr. Wenjie Xiao as of February 28, 2025; and (iii) 191,667 ADSs, representing 383,334 Class A ordinary shares issuable to Mr. Wenjie Xiao upon exercise of options granted to him within 60 days after February 28, 2025. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.
(2)
Represents (i) 23,123,466 Class A ordinary shares held by Rosy Time Global Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Jared Yi Wu; (ii) 20,934 ADSs, representing 41,868 Class A Ordinary shares directly held by Mr. Jared Yi Wu; and (iii) 441,667 ADSs, representing 883,334 Class A ordinary shares issuable to Mr. Yi Wu upon exercise of options granted to him within 60 days after February 28, 2025. The registered address of Rosy Time Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)
The business address of Mr. Wei Wu is Flat E, 9/F, Tower 5, The Visionary, 1 Ying Hong Street, Tung Chung, Lantau Island, Hong Kong.
(4)
The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air on The Peak, South Island, Pokfulam, Hong Kong.
(5)
The business address of Dr. Neng Wang is 34 Cedarwood Grove, Singapore 738414.
(6)
The business address of Ms. Annabelle Yu Long is Unit 1610, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, the People’s Republic of China.
(7)
Represents 8,731,380 Class A ordinary shares and 71,342,227 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.
(8)
Represents 23,123,466 Class A ordinary shares held by Rosy Time Global Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Jared Yi Wu. See note (2) above.
(9)
Represents 19,491,406 Class A ordinary shares held by FIL Limited as reported on Schedule 13D/A filed by FIL Limited on February 12, 2025. The registered office address of FIL Limited is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of February 28, 2025, 336,527,001 of our ordinary shares were issued and outstanding. To our knowledge, a total of 286,430,940 Class A ordinary shares, representing approximately 75.2% of our total issued ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Ji’an Aoxinlian and Aileyou

Ji’an Aoxinlian Information Consulting Service Co., Ltd (“Ji’an Aoxinlian”), which provides collection services to the Company, are controlled by the immediate family member of our senior management.

The transactions with Ji’an Aoxinlian for the year ended December 31, 2022, 2023 and 2024 were RMB16.2 million, RMB14.8 million and RMB35.6 million (US$4.9 million), respectively. As of December 31, 2023 and 2024, the amounts due to Ji'an Aoxinlian was RMB3.0 million and RMB10.9 million (US$1.5 million), respectively.

Shenzhen Aileyou Information Technology Co., Ltd.(“Aileyou”) is an equity investment of our company. The transaction with Aileyou for the year ended December 31, 2022, 2023 and 2024 were RMB0.6 million, nil and nil, respectively. The amounts due to Aileyou as of December 31, 2023 and 2024 were nil and nil, respectively.

In June 2022, we have fully disposed all our shareholding in Aileyou which was no longer a related party of us after the disposal.

Transactions with L.P.

L.P. Technology Holdings Limited (“L.P”) is an equity investment of our company. For the year ended December 31, 2022, 2023 and 2024, funds provided to L.P. were nil, nil and RMB45.9 million, respectively, and consulting services provided to L.P. were nil, nil and RMB4.4 million, respectively. As of December 31, 2023 and 2024, the amounts due from L.P. was RMB7.0 million and RMB61.7 million (US$8.5 million), respectively.

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

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board. In accordance with the dividend policy, our board of directors has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in August 2023, a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in March 2024, and a dividend of US$0.036 per ordinary share, or US$0.072 per ADS, for the six-month period ended June 30, 2024 in August 2024. In November 2024, our board of directors approved a dividend payout ratio of 25% of total net profit for the entire year of 2025.

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

A quorum required for a meeting of shareholders consists of one or more shareholders present in person or by proxy, holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding ordinary shares in our company entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the Chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, not less than one-third of all votes attaching to all issued and outstanding ordinary shares in our company entitled to vote at general meetings. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our sixth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our sixth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including a share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Issuance of Additional Shares. Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

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

Anti-Takeover Provisions. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association allows our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding ordinary shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our sixth amended and restated memorandum and articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2024, we expected to receive approximately US$2.8 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and affiliates, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2023		2024
Audit fees(1)	US	$2,179,324	US	$2,119,790
Tax fees(2)	US	$80,283	US	$80,830
Other service fees(3)	US	$11,268	US	$352,089

(1)
“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2023 and 2024, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)
“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(3)
“Other service fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor, such as consulting services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

dated April 10, 2020 (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.8

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.9

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Fenqile Network Technology Co., Ltd. dated May 29, 2018 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.10

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Beijing Lejiaxin Network Technology Co., Ltd. dated July 18, 2014 (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.11

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.12

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.13

English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.14

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated April 10, 2020 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.15

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Xinjie Investment Co., Ltd. dated December 22, 2015 (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.16

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated March 10, 2017 (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.17

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Shenzhen Xinjie Investment Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.18

English translation of Power of Attorney by the shareholders of Shenzhen Xinjie Investment Co., Ltd. dated June 1, 2018 (incorporated by reference to Exhibit 4.18 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.19

English translation of Loan Agreements among Beijing Shijitong Technology Co., Ltd. and shareholders of Shenzhen Xinjie Investment Co. Ltd. dated May 10, 2017 and June 1, 2018 (incorporated by reference to Exhibit 4.19 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.20

English translation of Exclusive Business Cooperation Agreement between Beijing Shijitong Technology Co., Ltd. and Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated January 13, 2016 (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (file no. 333-221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.21

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024 (incorporated by reference to Exhibit 4.21 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.22

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd., Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. and shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024 (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.23

English translation of Power of Attorney by the shareholders of Shenzhen Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024 (incorporated by reference to Exhibit 4.23 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.24

English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Qianhai Dingsheng Asset Management Co., Ltd. dated March 28, 2024 (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.25

English translation of Exclusive Business Cooperation Agreement between Shenzhen Lexin Software Technology Co., Ltd. and Shenzhen Mengtian Technology Co., Ltd. dated August 27, 2018 (incorporated by reference to Exhibit 4.25 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2019)

4.26

English translation of Exclusive Option Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023 (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.27

English translation of Equity Pledge Agreement among Shenzhen Lexin Software Technology Co., Ltd., Shenzhen Mengtian Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023 (incorporated by reference to Exhibit 4.27 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.28

English translation of Power of Attorney Agreement between Shenzhen Lexin Software Technology Co. Ltd. and the shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023 (incorporated by reference to Exhibit 4.28 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.29

English translation of Loan Agreement among Shenzhen Lexin Software Technology Co., Ltd. and shareholders of Shenzhen Mengtian Technology Co., Ltd. dated June 30, 2023 (incorporated by reference to Exhibit 4.29 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

4.30

English translation of Agreement of Long-Term Sales of Goods between Shenzhen Fenqile Trading Co., Ltd. and Guangzhou Jingdong Trading Co., Ltd. dated May 1 2017 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (file no. 333221509), as amended, initially filed with the Securities and Exchange Commission on November 13, 2017)

4.31

Convertible Note Purchase Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 11, 2019 (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020) (incorporated by reference to Exhibit 4.31 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.32

Registration Rights Agreement between the Registrant and PAGAC Lemongrass Holding I Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 4.32 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.33

English translation of Headquarter Project Development Supervision Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and Shenzhen Nanshan People’s Government dated February 25, 2020 (incorporated by reference to Exhibit 4.33 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

4.34

English summary of Nanshan Land Usage Rights Purchase Agreement between Shenzhen Fenqile Network Technology Co., Ltd. and the Planning and Natural Resources Administration of Shenzhen dated February 26,

2020 (incorporated by reference to Exhibit 4.34 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2020)

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

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Shihui Partners

97	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension With Embedded Linkbases Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

† Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEXINFINTECH HOLDINGS LTD.
		By:	/s/ Jay Wenjie Xiao
		Name:	Jay Wenjie Xiao
Date:	April 18, 2025	Title:	Chief Executive Officer and Chairman of the Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for loan facilitation and servicing fees

As described in Note 2(l) to the consolidated financial statements, revenues from loan facilitation and servicing fees - credit oriented and performance based were RMB7,219 million for the year ended December 31, 2024. Management has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees -performance based is recognized under “Tech-empowerment service income” at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

The principal considerations for our determination that performing procedures relating to revenue recognition for loan facilitation and servicing fees – credit oriented and performance based is a critical audit matter are the significant judgment by management in the allocation of transaction prices and determination of variable considerations. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee, the relative standalone selling prices of the loan facilitation and matching services and post-origination services, as well as the estimated variable considerations. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee, the relative standalone selling prices, and the estimated variable considerations. These procedures also included, among others (i) testing management’s process for developing the fair value of the financial guarantee, including testing the appropriateness and mathematical accuracy of the fair value calculation; (ii) testing the completeness, accuracy, and relevance of data used in the calculation; and (iii) evaluating the reasonableness of significant assumptions used by management related to (a) the expected loss rates at loan inception and (b) the expected margins on cost of guarantee services. These procedures also included (i) testing management’s process for developing the estimated standalone selling prices and variable considerations; and (ii) evaluating the reasonableness of significant assumptions used by management related to (a) the estimated cost of providing the services and the estimated margins, and (b) the expected loss rates of the underlying off-balance sheet loans. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s model and significant assumptions to determine the fair value of the financial guarantee at loan inception and the variable consideration of expected loss rates for underlying off-balance sheet loans.

Expected credit losses on financial assets and contingent guarantee liabilities

As described in Notes 2(g), 2(i), 3 and 4 to the consolidated financial statements, the Company has financial assets that are subject to credit losses, and the credit losses methodology also applies to the off-balance sheet credit exposures of financial guarantees not accounted for as derivatives. As of December 31, 2024, allowance for credit losses related to financing receivables, contract assets and service fees receivable, and guarantee receivables were RMB104 million, RMB377 million and RMB63 million, respectively; and the contingent guarantee liabilities provided for off-balance sheet loans were RMB1,079 million. The expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

The principal considerations for our determination that performing procedures relating to expected credit losses on financial assets and contingent guarantee liabilities is a critical audit matter are the significant judgment by management in the determination of the expected loss rates on the financial assets and contingent guarantee liabilities. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the default rates, the lifetime recovery and application of macroeconomic forecasts used in the determination of the expected credit losses. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of expected credit losses. These procedures also included, among others (i) testing management’s process for estimating the expected credit losses, including evaluating the appropriateness of the models and methodology; (ii) testing the completeness and accuracy of data used in the models, including historical data and current data at the measurement date of the respective financial assets and contingent guarantee liabilities in estimating the expected loss rates; and (iii) evaluating the reasonableness of significant assumptions used by management related to the default rates, the lifetime recovery and application of macroeconomic forecasts with the consideration of changes in future economics and market environment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

Fair value measurement of financial guarantee derivatives

As described in Notes 2(k), 9 and 12 to the consolidated financial statements, guarantee derivative liabilities provided for off-balance sheet loans were RMB669 million as of December 31, 2024. Financial guarantee derivatives are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined by management based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of fair value of financial guarantee derivatives. These procedures also included, among others (i) testing management’s process for estimating the fair value of the financial guarantee derivatives, including evaluating the appropriateness of the models and methodology; (ii) testing the completeness and accuracy of data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements; and (iii) evaluating the reasonableness of significant assumptions used by management related to the expected loss rates and margins on cost of guarantee services. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 18, 2025

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2,624,719	2,254,213	308,826
Restricted cash	1,433,502	1,638,479	224,471
Restricted term deposit	105,182	58,497	8,014
Short-term investments	200,000	80,000	10,960
Short-term financing receivables, net of allowance for credit losses of RMB58,594 and RMB102,124 as of December 31, 2023 and December 31, 2024, respectively	3,944,000	4,668,715	639,611
Short-term contract assets and receivables, net of allowance for credit losses of RMB436,136 and RMB409,590 as of December 31, 2023 and December 31, 2024, respectively	6,112,981	5,448,057	746,381
Deposits to insurance companies and guarantee companies	2,613,271	2,355,343	322,681
Prepayments and other current assets	1,428,769	1,321,340	181,024
Amounts due from related parties	6,989	61,722	8,456
Inventories, net	33,605	22,345	3,061
Total Current Assets	18,503,018	17,908,711	2,453,485
Non-current Assets
Restricted cash	144,948	100,860	13,818
Long-term financing receivables, net of allowance for credit losses of RMB3,087 and RMB1,820 as of December 31, 2023 and December 31, 2024, respectively	200,514	112,427	15,402
Long-term contract assets and receivables, net of allowance for credit losses of RMB61,838 and RMB30,919 as of December 31, 2023 and December 31, 2024, respectively	599,818	317,402	43,484
Property, equipment and software, net	446,640	613,110	83,996
Land use rights, net	897,267	862,867	118,212
Long‑term investments	255,003	284,197	38,935
Deferred tax assets	1,232,092	1,540,842	211,094
Other assets, net of allowance of credit losses of RMB224,834 and RMB 231,446 as of December 31, 2023 and December 31, 2024, respectively	861,491	500,363	68,549
Total Non-current Assets	4,637,773	4,332,068	593,490
TOTAL ASSETS	23,140,791	22,240,779	3,046,975

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB29,032 and RMB72,698 as of December 31, 2023 and December 31, 2024, respectively)	49,801	74,443	10,199
Amounts due to related parties(including amounts of the consolidated VIEs of RMB2,958 and RMB10,927 as of December 31, 2023 and December 31, 2024, respectively)	2,958	10,927	1,497
Short‑term borrowings(including amounts of the consolidated VIEs of RMB317,888 and RMB331,281 as of December 31, 2023 and December 31, 2024, respectively)	502,013	690,772	94,635
Short‑term funding debts (including amounts of the consolidated VIEs of RMB3,483,196 and RMB2,754,454 as of December 31, 2023 and December 31, 2024, respectively)	3,483,196	2,754,454	377,359
Deferred guarantee income (including amounts of the consolidated VIEs of RMB1,215,490 and RMB786,793 as of December 31, 2023 and December 31, 2024, respectively)	1,538,385	975,102	133,588
Contingent guarantee liabilities (including amounts of the consolidated VIEs of RMB1,232,002 and RMB876,614 as of December 31, 2023 and December 31, 2024, respectively)	1,808,540	1,079,000	147,822
Accruals and other current liabilities(including amounts of the consolidated VIEs of RMB3,521,896 and RMB2,885,794 as of December 31, 2023 and December 31, 2024, respectively)	4,434,254	4,019,676	550,691
Convertible notes	505,450	—	—
Total Current Liabilities	12,324,597	9,604,374	1,315,791

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 2(e)
Non-current Liabilities
Long-term borrowings(including amounts of the consolidated VIEs of RMB524,270 and RMB585,024 as of December 31, 2023 and December 31, 2024, respectively)	524,270	585,024	80,148
Long‑term funding debts (including amounts of the consolidated VIEs of RMB455,800 and RMB1,197,211 as of December 31, 2023 and December 31, 2024, respectively)	455,800	1,197,211	164,017
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB53,646 and RMB63,164 as of December 31, 2023 and December 31, 2024, respectively)	75,340	91,380	12,519
Other long-term liabilities(including amounts of the consolidated VIEs of RMB33,495 and RMB15,646 as of December 31, 2023 and December 31, 2024, respectively)	50,702	22,784	3,121
Total Non-current Liabilities	1,106,112	1,896,399	259,805
TOTAL LIABILITIES	13,430,709	11,500,773	1,575,596
Shareholders’ equity:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 300,707,476 shares issued, 256,918,184 shares outstanding as of December 31, 2023; 1,889,352,801 shares authorized, 309,554,410 shares issued, 265,184,774 shares outstanding as of December 31, 2024)	199	205	31
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2023; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2024)	41	41	7
Treasury stock (44,369,636 and 44,369,636 shares as of December 31, 2023 and 2024, respectively)	(328,764)	(328,764)	(45,040)
Additional paid-in capital	3,204,961	3,314,866	454,134
Statutory reserves	1,106,579	1,178,309	161,428
Accumulated other comprehensive loss	(13,545)	(29,559)	(4,050)
Retained earnings	5,740,611	6,604,908	904,869
Total shareholders’ equity	9,710,082	10,740,006	1,471,379
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,140,791	22,240,779	3,046,975

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Credit facilitation service income	5,963,803	9,666,120	10,999,931	1,506,984
Loan facilitation and servicing fees-credit oriented	2,486,527	5,001,881	6,325,924	866,648
Guarantee income	1,453,180	2,519,284	2,663,824	364,942
Financing income	2,024,096	2,144,955	2,010,183	275,394
Tech-empowerment service income (including service fee from a related party of nil, nil and RMB4,408 for the years ended December 31, 2022, 2023 and 2024, respectively)	1,845,943	1,640,453	1,881,376	257,747
Installment e-commerce platform service income (including commission fee from a related party of RMB631, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	2,056,065	1,750,509	1,322,287	181,153
Total operating revenue	9,865,811	13,057,082	14,203,594	1,945,884
Operating cost
Cost of sales	(2,066,804)	(1,635,635)	(1,319,526)	(180,774)
Funding cost	(518,069)	(513,869)	(326,451)	(44,724)
Processing and servicing cost (including collection service fee from related parties of RMB16,177, RMB14,753 and RMB35,561 for the years ended December 31, 2022, 2023 and 2024, respectively)	(1,875,292)	(1,935,016)	(2,291,904)	(313,990)
Provision for financing receivables	(437,477)	(627,061)	(865,524)	(118,576)
Provision for contract assets and receivables	(465,188)	(629,308)	(718,413)	(98,422)
Provision for contingent guarantee liabilities	(1,468,265)	(3,203,123)	(3,655,548)	(500,808)
Total operating cost	(6,831,095)	(8,544,012)	(9,177,366)	(1,257,294)
Gross profit	3,034,716	4,513,070	5,026,228	688,590
Operating expenses:
Sales and marketing expenses	(1,685,438)	(1,733,301)	(1,787,299)	(244,859)
Research and development expenses	(583,260)	(513,284)	(578,243)	(79,219)
General and administrative expenses	(431,571)	(387,387)	(374,481)	(51,304)
Total operating expenses	(2,700,269)	(2,633,972)	(2,740,023)	(375,382)
Change in fair value of financial guarantee derivatives and loans at fair value	722,381	(206,368)	(979,234)	(134,155)
Interest expense, net	(55,636)	(50,483)	(9,007)	(1,234)
Investment loss	(33,944)	(303,235)	(2,417)	(331)
Others, net	61,321	7,774	58,188	7,972
Income before income tax expense	1,028,569	1,326,786	1,353,735	185,460
Income tax expense	(202,640)	(260,841)	(253,275)	(34,699)
Net income	825,929	1,065,945	1,100,460	150,761
Less: net income attributable to non-controlling interests	6,177	—	—	—
Net income attributable to ordinary shareholders of the Company	819,752	1,065,945	1,100,460	150,761
Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	2.36	3.24	3.32	0.45
Diluted	2.21	3.17	3.24	0.44

Net income per ADS attributable to ordinary shareholders of the Company
Basic	4.71	6.49	6.64	0.91
Diluted	4.41	6.34	6.49	0.89

Weighted average number of ordinary shares outstanding
Basic	348,048,245	328,523,952	331,403,936	331,403,936
Diluted	392,756,821	359,820,982	339,261,349	339,261,349

Share‑based compensation expenses included in:
Processing and servicing cost	5,179	246	3,173	435
Sales and marketing expenses	23,142	17,454	13,756	1,885
Research and development expenses	30,386	23,547	10,715	1,468
General and administrative expenses	97,613	76,605	66,979	9,176

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	825,929	1,065,945	1,100,460	150,761
Other comprehensive income
Foreign currency translation adjustments, net of tax	(32,115)	7,297	(16,014)	(2,194)
Total comprehensive income	793,814	1,073,242	1,084,446	148,567
Less: net income attributable to non-controlling interests	6,177	—	—	—
Total comprehensive income attributable to ordinary shareholders	787,637	1,073,242	1,084,446	148,567

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

The accompanying notes are an integral part of these consolidated financial statements.

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stock		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (loss)/income	Retained Earnings	Non-controlling interests	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2021	273,270,100	180	94,465,693	57	—	—	2,918,993	901,322	11,273	4,195,791	40,193	8,067,809
Net income	—	—	—	—	—	—	—	—	—	819,752	6,177	825,929
Share-based compensation expenses	—	—	—	—	—	—	156,320	—	—	—	—	156,320
Exercise of share-based awards	2,087,620	1	—	—	—	—	2,695	—	—	—	—	2,696
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	14,276,530	10	(14,276,530)	(10)	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	121,270	—	(121,270)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	(32,115)	—	—	(32,115)
Treasury Repurchases	(44,369,636)	—	—	—	44,369,636	(328,764)	—	—	—	—	—	(328,764)
Transaction with non-controlling shareholders	—	—	—	—	—	—	3,246	—	—	—	(5,634)	(2,388)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(40,736)	(40,736)
Balances at December 31, 2022	245,264,614	191	80,189,163	47	44,369,636	(328,764)	3,081,254	1,022,592	(20,842)	4,894,273	—	8,648,751
Net income	—	—	—	—	—	—	—	—	—	1,065,945	—	1,065,945
Share-based compensation expenses	—	—	—	—	—	—	117,852	—	—	—	—	117,852
Exercise of share-based awards	2,806,634	2	—	—	—	—	5,855	—	—	—	—	5,857
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	8,846,936	6	(8,846,936)	(6)	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	83,987	—	(83,987)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	7,297	—	—	7,297
Dividends to shareholders	—	—	—	—	—	—	—	—	—	(135,620)	—	(135,620)
Balances at December 31, 2023	256,918,184	199	71,342,227	41	44,369,636	(328,764)	3,204,961	1,106,579	(13,545)	5,740,611	—	9,710,082
Net income	—	—	—	—	—	—	—	—	—	1,100,460	—	1,100,460
Share-based compensation expenses	—	—	—	—	—	—	94,623	—	—	—	—	94,623
Exercise of share-based awards	8,266,590	6	—	—	—	—	15,282	—	—	—	—	15,288
Appropriation to statutory reserves	—	—	—	—	—	—	—	71,730	—	(71,730)	—	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	(16,014)	—	—	(16,014)
Dividends to shareholders	—	—	—	—	—	—	—	—	—	(164,433)	—	(164,433)
Balances at December 31, 2024	265,184,774	205	71,342,227	41	44,369,636	(328,764)	3,314,866	1,178,309	(29,559)	6,604,908	—	10,740,006

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	825,929	1,065,945	1,100,460	150,761
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discounts	6,717	41,402	4,291	588
Share-based compensation expenses	156,320	117,852	94,623	12,963
Amortization of right-of-use assets and interest of lease liabilities	53,199	39,733	38,160	5,228
Depreciation and amortization	94,941	105,409	110,029	15,074
Provision for financing and interest receivables	437,477	627,061	865,524	118,576
Provision for contract assets and receivables	465,188	629,308	718,413	98,422
Provision for contingent guarantee liabilities	1,468,265	3,203,123	3,655,548	500,808
Change in inventory provision	(468)	(602)	3,246	445
Change in fair value of financial guarantee derivatives and loans at fair value	(722,381)	206,368	979,234	134,155
Deferred income tax	33,341	(67,550)	(292,710)	(40,101)
Investment-related impairment	36,930	301,760	—	—
Gain on disposal of long-term investments	(7,067)	—	—	—
Share of results of equity investees	4,081	1,475	2,417	331
Foreign exchange loss/(gain)	28,397	35,602	(11,749)	(1,610)
Loss/(gain) on disposal of loans at fair value and financing receivables	—	2,966	(8,241)	(1,129)
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	(399,288)	515,074	(315,618)	(43,239)
Prepayments and other current assets	183,623	(247,586)	(54,205)	(7,426)
Deposits to insurance companies and guarantee companies	(870,533)	(364,249)	257,928	35,336
Amounts due from related parties	(265)	(387)	(8,819)	(1,208)
Contract assets and receivables	(128,116)	(2,840,791)	266,858	36,559
Other long-term liabilities	(34,448)	(52,239)	(27,918)	(3,825)
Inventories	(5,633)	20,914	8,014	1,098
Other operating assets	(276,182)	(62,016)	323,281	44,289
Accounts payable	12,759	23,831	24,642	3,376
Amounts due to related parties	(4,233)	(1,711)	7,969	1,092
Deferred guarantee income	475,015	643,527	(563,283)	(77,169)
Contingent guarantee liabilities	(1,514,998)	(2,276,690)	(4,385,088)	(600,755)
Other payable to Individual Investors	(5,560)	(1,272)	(41)	(6)
Accruals and other current liabilities	(255,737)	1,151,315	(1,711,507)	(234,475)
Net cash provided by operating activities	57,273	2,817,572	1,081,458	148,158
Cash flows from investing activities:
Cash proceed for disposal of loans at fair value and financing receivables	35,527	—	80,546	11,035
Proceeds from disposal of subsidiaries	43,956	—	—	—
Cash paid on acquisition of subsidiaries, net of cash acquired	7,958	—	—	—
Proceeds from disposal of investmenets and refund of prepayment on long-term investments	4,000	—	—	—
Purchases of property, equipment and software	(148,816)	(229,523)	(247,061)	(33,847)
Financing receivables originated and purchased (excluding receivables related to online direct sales)	(20,238,725)	(18,316,222)	(16,162,343)	(2,214,232)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	17,374,379	19,887,574	14,972,493	2,051,223
Investments in loans at fair value	(4,296,611)	(5,154,834)	(4,592,538)	(629,175)
Collection of loans at fair value	4,305,417	5,120,379	4,923,343	674,495
Placement of restricted term deposit and short-term investments	(1,260,246)	(1,102,968)	(228,099)	(31,249)
Withdrawal of restricted term deposit and short-term investments	1,764,124	2,130,046	394,693	54,073
Loans to related parties	—	—	(45,914)	(6,290)
Net cash (used in)/provided by investing activities	(2,409,037)	2,334,452	(904,880)	(123,967)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from borrowings	1,384,530	1,957,888	1,030,312	141,152
Principal payments on borrowings	(1,868,010)	(2,265,540)	(780,841)	(106,975)
Proceeds from funding debts	19,836,846	17,938,230	12,696,902	1,739,468
Principal payments on funding debts	(17,929,921)	(19,718,592)	(12,684,233)	(1,737,733)
Repurchase of treasury stock	(326,942)	—	—	—
Proceeds from non-controlling shareholder	12,424	—	—	—
Exercise of share-based awards	2,742	5,880	14,899	2,041
Dividends to shareholders	—	(135,620)	(164,433)	(22,527)
Repayments of convertible loans	—	(1,634,678)	(504,237)	(69,080)
Cash receipts on behalf of/(payments to) third-party sellers-net	41,571	(30,520)	4,354	596
Net cash provided by/(used in) financing activities	1,153,240	(3,882,952)	(387,277)	(53,058)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9,893	3,914	1,082	150
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,188,631)	1,272,986	(209,617)	(28,717)
Cash, cash equivalents and restricted cash at beginning of the year	4,118,814	2,930,183	4,203,169	575,832
Including:
Cash and cash equivalents at beginning of the year	2,664,132	1,494,150	2,624,719	359,585
Restricted cash at beginning of the year	1,454,682	1,436,033	1,578,450	216,247
Cash, cash equivalents and restricted cash at end of the year	2,930,183	4,203,169	3,993,552	547,115
Including:
Cash and cash equivalents at the end of the year	1,494,150	2,624,719	2,254,213	308,826
Restricted cash at the end of the year	1,436,033	1,578,450	1,739,339	238,289
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings and convertible notes	80,411	86,411	45,163	6,187
Cash paid for income tax expense	614,404	255,579	413,838	56,696

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

As of December 31, 2024, the Company’s principal subsidiaries, the consolidated VIEs and subsidiaries of the consolidated VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services
Beihai Dulin Information Technology Co. Ltd. (“Beihai Dulin”)	September 28, 2022	Beihai, PRC	100%	Financial technology services
The VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Beihai Super Egg E-Commerce Co., Ltd. (“Beihai Super Egg”)	May 31, 2018	Beihai, PRC	100%	Technical support and consulting services
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Beizhipiji Technology Co., Ltd. ("Beizhipiji")	June 26, 2014	Shenzhen, PRC	100%	Online investment platform
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Dingsheng Computer”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Beihai Aurora Technology Co., Ltd. (“Beihai Aurora”)	June 19, 2018	Beihai, PRC	100%	Technical support and consulting services
Beihai Lexin Information Technology Co., Ltd. (“Beihai Lexin Information”)	June 11, 2018	Beihai, PRC	100%	Financial technology services
Ganjiang New Area Mengtian Financing Guarantee Co., Ltd.	October 24, 2019	Ganjiang, PRC	100%	Financing guarantee services

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

Presentation updates

In 2024, the Company elected to change the presentation of certain cash flows on its Consolidated Statements of Cash Flows. The changes in “Accruals and other current liabilities” relating to cash receipts and payments by the Company reclassified from “Cash flows from operating activities” to “Cash flows from financing activities”.

Prior period comparative amounts have been reclassified to conform to the current period presentation. This change had the impact of a increase of RMB41.6 million and an decrease of RMB30.5 million in “Accruals and other current liabilities” for the years ended December 31, 2022 and 2023, respectively, as presented in “Changes in operating assets and liabilities”. Correspondingly, “Cash receipts on behalf of/(payments to) third-party sellers” increased by RMB41.6 million and decreased by RMB30.5 million for the years ended December 31, 2022 and 2023 as presented in “Cash flows from financing activities”, respectively.

As a result, net cash inflows from operating activities have changed from RMB98.8 million and RMB2,787.1 million to RMB57.3 million and RMB2,817.6 million for the years ended December 31, 2022 and 2023, respectively. Correspondingly, the net cash flows from financing activities have changed from a net cash inflow of RMB 1,111.7 million and a net cash outflow of RMB 3,852.4 million to a net cash inflow of RMB 1,153.2 million and a net cash outflow of RMB 3,883.0 million for the years ended December 31, 2022 and 2023, respectively. These changes have no impact on our previously reported consolidated net income, total assets, including cash and cash equivalents, liabilities, and equity.

Starting from 2024, the Group updated the presentation of Consolidated Statements of Operations, and revised the presentation in comparative periods to conform to the current classification. Change in fair value of financial guarantee derivatives, net and Change in fair value of loans at fair value are combined as Change in fair value of financial guarantee derivatives and loans at fair value.

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

VIE Companies (excluding the consolidated Trusts and asset-backed securitized debts as discussed in Note 2(f))

(i)
Contractual agreements with the VIEs

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(ii)
Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries, has the obligation to absorb losses of, or the right to receive benefits from the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and the VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the consolidated VIEs amounting to RMB5,511 million as of December 31, 2024. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through the consolidated VIEs and the VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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
•
block the Group’s websites;

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

	As of December 31,
	2023	2024
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,834,738	1,670,835
Restricted cash	916,015	1,141,723
Restricted term deposit and short-term investments	149,678	79,760
Financing receivables, net	3,990,083	4,530,170
Amounts due from Group companies (1)	201,390	109,196
Deposits to insurance companies and guarantee companies	2,605,464	2,347,124
Contract assets and receivables, net	5,586,257	4,790,945
Property, equipment and software, net	351,688	522,718
Land use rights, net and right of use assets	955,250	901,443
Long‑term investments	239,244	239,244
Other assets	3,119,999	2,794,112
TOTAL ASSETS	19,949,806	19,127,270
LIABILITIES
Amounts due to Group companies (1)	6,546,526	6,672,028
Borrowings	842,158	916,305
Funding debts	3,938,996	3,951,665
Deferred guarantee income	1,215,490	786,793
Contingent guarantee liabilities	1,232,002	876,614
Other liabilities	3,641,027	3,048,229
TOTAL LIABILITIES	17,416,199	16,251,634
Total equity attributable to owners of the company	2,533,607	2,875,636
TOTAL SHAREHOLDERS’ EQUITY	2,533,607	2,875,636
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,949,806	19,127,270

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	9,297,734	11,264,532	10,958,115
Inter-group revenues (2)	329	186,968	196,310
Total Operating revenue	9,298,063	11,451,500	11,154,425
Operating cost:
Third-party costs	(6,484,657)	(7,354,363)	(7,314,444)
Inter-group costs(2)	(36)	(27)	(188)
Total operating cost	(6,484,693)	(7,354,390)	(7,314,632)
Gross profit	2,813,370	4,097,110	3,839,793
Operating expense:
Third-party expenses	(1,764,902)	(1,766,810)	(1,799,169)
Inter-group expenses(2)	(1,629,811)	(1,544,632)	(1,108,919)
Total operating expenses	(3,394,713)	(3,311,442)	(2,908,088)
Others	617,568	(448,109)	(556,017)
Income before income tax	36,225	337,559	375,688
Income tax expenses	(13,950)	(100,292)	(93,803)
Net income	22,275	237,267	281,885
Less: net income attributable to non-controlling interests	6,177	—	—
Net income attributable to ordinary shareholders of the Company	16,098	237,267	281,885

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Net cash provided by operating activities	495,448	1,443,381	207,079
Net cash provided by transactions with external parties(7)	2,022,256	2,922,935	1,555,165
Net cash used in transactions with inter-group entities for technical service charges and others (3)	(1,526,808)	(1,479,554)	(1,348,086)
Net cash (used in)/provided by investing activities	(2,062,379)	1,337,528	(799,910)
Net cash (used in)/provided by transactions with external parties	(2,586,207)	1,387,854	(837,194)
Net cash (used in)/provided by funds to Group companies (4)	(61,831)	(50,326)	37,284
Transfer of Shenzhen Lexin Financing Guarantee Co., Ltd from VIE to subsidiary (5)	585,659	—	—
Net cash provided by/(used in) financing activities	3,794	(2,022,654)	654,636
Net cash provided by/(used in) transactions with external parties(7)	1,511,250	(2,272,659)	91,129
Net cash (used in)/provided by funds from Group companies (6)	(1,507,456)	250,005	563,507
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,563,137)	758,255	61,805
Cash, cash equivalents and restricted cash at beginning of the year	3,555,635	1,992,498	2,750,753
Cash, cash equivalents and restricted cash at end of the year	1,992,498	2,750,753	2,812,558

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)
For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to WFOEs for technical service fees were RMB1,540 million, RMB1,647 million and RMB1,611 million, respectively. Cash received by the VIEs to WFOEs for the provision of goods and services were RMB13.0 million, RMB168 million and RMB263 million, respectively.
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
(7)
Starting from 2024, the Company reclassed net cash received and paid on behalf of third-party sellers from “Net cash provided by operating activities” to “Net cash (used in)/provided by financing activities”. Net cash inflows amounting to RMB41.6 million and net cash outflows amounting to RMB30.5 million for The VIEs and the VIEs’ subsidiaries for the years ended December 31, 2022 and 2023, respectively, have been reclassified to conform to the current period presentation.
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

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2023 and 2024 were loss of RMB32.1 million, gain of RMB7.3 million and loss of RMB16.0 million, respectively.

(e)
Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

Therefore, loans funded by the consolidated Trusts and asset-backed securitized debts remain at the Group and are recorded as “Financing receivables, net”(Note 3) on the Consolidated Balance Sheets. The proceeds received from third‑party investors of the consolidated Trusts and asset-backed securitized debts are recorded as “Funding Debts” (Note 2(h)). Cash received via consolidated Trusts and asset-backed securitized debts that has not yet been distributed is recorded as “Restricted cash.”

Off‑balance sheet loans

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Group applies Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the previous “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses. The lifetime expected credit losses are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group’s CECL model and methodologies are based on the likelihood of customers defaulting (i.e., Probability of Default, or PD) and the resulting losses of customers’ defaults (i.e. Loss Given Default, or LGD) and Exposure at Default (“EAD”), or CECL=PD*LGD*EAD. The Group considers the PD with its historical information of customers’ payment behaviors and loan performance, and further adjusts for the impacts from observed industry experience. PDs are based on respective internal risk grades assigned to each of the customers by the Group. LGD is determined based on historical information of the extent of loss on a defaulted exposure. EAD is calculated based on the amounts the Group expected to be owed at the time of default, over the term of the loans. The Group also incorporates the forward-looking information in the CECL, taking into account a range of forecasts of macroeconomic conditions over the expected life of the loans. The macroeconomic factors used in model include variables that have historically been key drivers of increases and decreases in credit losses, such as Consumer Price Index and Total Retail Sales of Consumer Goods (formulated by the National Bureau of Statistics of China, it reflects the total domestic market volume of physical goods consumption and catering revenue). The expected life of each loan is determined based on the contractual term. The allowance for credit losses also includes management overlays which allow management to reflect the uncertain nature of economic forecasting and account for model imprecision and concentration risk.

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

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2022, 2023 and 2024:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024
		(RMB in thousands)
Opening balances	419,843	894,858	1,538,385
Fair value of deferred guarantee income at inception of new loans	1,928,195	3,162,811	2,100,541
Release of deferred guarantee income	(1,453,180)	(2,519,284)	(2,663,824)
Ending balances	894,858	1,538,385	975,102

The following table sets forth the activities of the Group’s obligations associated with the contingent guarantee liabilities for the year ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2023	For the Year Ended December 31, 2024
		(RMB in thousands)
Opening balances	928,840	882,107	1,808,540
Provision for contingent liabilities of guarantee	1,468,265	3,203,123	3,655,548
Net cash payout	(1,514,998)	(2,276,690)	(4,385,088)
Ending balances	882,107	1,808,540	1,079,000

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

As the loans acquired or purchased are not traded in an active market with readily observable prices, the Group estimates the fair value of loans acquired or purchased from funding partners using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on the contractual cash flows, taking into consideration of estimated future credit recoveries of the loans upon acquisition or purchase. Changes in fair value of loans are reported net and recorded in “Change in fair value of financial guarantee derivatives and loans at fair value” on the Consolidated Statements of Operations.

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

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Installment e-commerce platform service income
Installment e-commerce platform service income	1,997,838	1,585,625	1,236,679
Other services	58,227	164,884	85,608
Total installment e-commerce platform service income	2,056,065	1,750,509	1,322,287
Credit facilitation service income
Loan facilitation and matching servicing fees-credit oriented	1,404,507	4,178,477	5,201,429
Post-origination servicing fees-credit oriented	1,082,020	823,404	1,124,495
Total credit facilitation service income	2,486,527	5,001,881	6,325,924
Tech-empowerment service income
Loan facilitation and matching servicing fees performance based	935,234	702,774	695,872
Post-origination servicing fees- performance based	427,404	280,574	197,561
Referral service fee*	252,460	349,927	603,361
Other services**	230,845	307,178	384,582
Total tech-empowerment service income	1,845,943	1,640,453	1,881,376
Loan facilitation and servicing fees-credit oriented and performance based	3,849,165	5,985,229	7,219,357
Total operating revenue within the scope of ASC 606	6,388,535	8,392,843	9,529,587

* Among the referral services, revenues generated from the referral of loans to other platforms, are recognized as loan facilitation and matching servicing fees-volume based amounting to RMB252 million, RMB350 million and RMB267 million for the years ended December 31, 2022, 2023 and 2024, respectively.

** Revenue from subscription services (previously referred to as membership services) of RMB82.3 million and RMB133 million for prior years of 2022 and 2023, respectively, were included in “Other services” under “Tech-empowerment service income”.

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Revenues recognized at point-in-time	4,796,855	7,155,654	7,876,188
Revenues recognized over time	1,591,680	1,237,189	1,653,399
Total operating revenue within scope of ASC 606	6,388,535	8,392,843	9,529,587

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

Credit facilitation service and tech-empowerment service

Under credit facilitation service, revenue is generated from loan facilitation and servicing fees-credit oriented for provision of intermediary services to both the users and the funding partners. In addition, guarantee income is generated from the guarantee services. The Group also generates financing income from on-balance sheet loans, which are funded by establishment of the consolidated Trusts and issuance of asset‑backed securitized debts, as well as loans funded by the consolidated microcredit company.

The Group generates tech-empowerment service income from loan facilitation and servicing fees-performance based with profit sharing model, referral services, as well as other services including customer acquisition service model, fintech upgrade model, and others.

Loan facilitation and servicing fees

With respect to the off‑balance sheet loans, the Group does not record financing receivables arising from these loans nor funding debts to the funding partners. The Group earns loan facilitation and servicing fees and records them under

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

“Credit facilitation service income”and “Tech-empowerment service income” based on respective arrangements, as applicable.

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

The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised services to its customers, net of value-added tax. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be significantly reversed in future periods. The Group assesses whether the estimate of variable consideration is constrained.

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

Referral services

The Group provides referral services by referring user on its own platform to third-party platforms or companies in respect of loan and other products offered by them. The Group considers the third-party platforms or companies to be its customers, and charges service fees from customers based on a pre-agreed rate of transaction amount underwritten or received by, or of number of qualified users referred to these customers. The transaction price includes variable service fees which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be significantly reversed in future periods. The Group assesses whether the estimate of variable consideration is constrained. Revenue under this business model is recognized as “Referral services” under “Tech-empowerment service income” when a successful referral is achieved upon loan origination, clicks by qualified users, or when other performance obligation is satisfied.

Other services under tech-empowerment service income

The Group also engages in other business, which consists primarily of technical services to financial institutions and offers subscription services (previously referred to as membership services) to the customers with access to benefits of sales of products and services on the Group’s Platform and APP. Revenues generated by the Group from these businesses are recorded under “Tech-empowerment service income” when performance obligation is satisfied.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB122 million, RMB105 million and RMB89.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group offers a referral code incentive in cash to existing Borrowers for promoting its Platform and APP. Referral code incentives are granted to existing Borrowers for each new Borrower who successfully signs up on the Platform and APP using the existing Borrowers’ referral codes and has been granted a credit line. Referral code incentives, amounting to RMB11.9 million, negative RMB3.0 million and RMB0.3 million were recorded as sales and marketing expenses on the Consolidated Statements of Operations for the years ended December 31, 2022, 2023 and 2024, respectively.

Contract balances

The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from loan facilitation and matching services exceeds the amount billed to customers following the predetermined payment schedules at inception of the loans. The Group does not have an unconditional right to such exceeding amount. Service fees receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and receivables. An impairment loss, if any, is recorded as “Provision for contract assets and receivables” on the Consolidated Statements of Operations.

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in subscription services and post-origination services, which is recorded as “Deferred service fees” included in “Accruals and other current liabilities” on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB31.1 million and RMB36.6 million for the years ended December 31, 2023 and 2024, respectively.

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

As of December 31, 2023 and 2024, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB339 million and RMB438 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(m)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2023 and 2024, the Group did not have any cash equivalents.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(p)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Prior to September 2023, and for the years ended December 31, 2022, cost of inventory is determined using the moving average cost method. Starting from September 2023, cost of inventory is determined using the first-in-first-out cost method. Such change did not have a material impact on the financial position and results of operations and therefore was not applied retrospectively in accordance with ASC 250-10-S99-3. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2023 and 2024, all inventory balances were products available for sale.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace, with revenue from the related commission fee recognized under “Installment e-commerce platform service income”. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

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

As of December 31, 2023 and 2024, the allowances for expected credit losses for other assets were RMB225 million and RMB231 million respectively. The Group has recognized an additional loss of RMB206 million in 2023 under "investment loss" related to investment related prepayment for equity interest in a domestic private bank, and no more loss was recorded during 2024.

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

(z)
Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2022, 2023 and 2024, advertising costs totaled RMB873 million, RMB990 million and RMB1,019 million, respectively.

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

The Group leases certain office premises under non‑cancelable leases, which expire at various dates through May 2027. As of December 31, 2024, the Group’s operating leases had a weighted average remaining lease term of 1.7 years and a weighted average discount rate of 4.91%.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Future minimum lease payments under non‑cancelable operating leases agreements are as follows:

For the Year ended December 31, 2024
RMB in thousands
2025	40,625
2026	24,461
2027	392
Total future lease payments	65,478
Impact of discounting remaining lease payments	(2,971)
Total lease liabilities	62,507
- Short-term portion	39,723
- Long-term portion	22,784

Operating lease cost for the years ended December 31, 2022, 2023 and 2024 was RMB53.2 million, RMB45.3 million and RMB42.2 million, respectively, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the years ended December 31, 2022, 2023 and 2024 was RMB13.1million, RMB19.8 million and RMB22.5 million, respectively. Supplemental cash flow information related to operating leases was as follows:

For the Year ended December 31, 2024
RMB in thousands
Cash payments for operating leases	44,106
Right-of-use assets obtained in exchange for operating lease liabilities	13,286

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

For the years ended December 31, 2022, 2023 and 2024, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB121 million, RMB84 million and RMB71.7 million, respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ii)
Significant risks and uncertainties

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments denominated in RMB that are subject to such government controls amounted to RMB4,253 million and RMB4,018 million as of December 31, 2023 and December 31, 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

Concentration of credit risk

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Credit risk is one of the most significant risks for the Group’s loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted term deposit and short-term investments, prepayments and other current assets, guarantee receivables, service fees receivable and contract assets, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted term deposit and short-term investments at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2024, approximately 98% of the Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in financial institutions outside the PRC. Financing receivables, service fees receivable and contract assets are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any of the periods presented. There were no financing receivables or contract assets and receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables and contract assets and receivables as of December 31, 2023 and 2024, respectively.

There were nil, one and nil inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2022, 2023 and 2024, respectively. Two and one suppliers accounted for more than 10% of the Group’s accounts payable as of December 31, 2023 and 2024, respectively, as follows:

	As of December 31,
	2023	2024
Inventory supplier A	13.9%	*
Inventory supplier B	12.6%	*
Inventory supplier C	*	11.0%

* Less than 10%.

There were two, two and two Institutional Funding Partners that accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2022, 2023 and 2024. Institutional Funding Partners accounted for more than 10% of the Group’s funding debts as of December 31, 2023 and 2024 respectively as follows:

	As of December 31,
	2023	2024
Institutional Funding Partner A	33.9%	49.9%
Institutional Funding Partner B	36.3%	12.3%

There were no Institutional Funding Partner that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2023 and 2024.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There were three and two guarantee companies accounted for more than 10% of the Group's deposits to insurance companies and guarantee companies as of December 31, 2023 and 2024, respectively.

	As of December 31,
	2023	2024
Guarantee Company A	17.1%	20.4%
Guarantee Company B	11.3%	12.1%
Guarantee Company C	11.2%	*

* Less than 10%.

(a)
Recent accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption was permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption of this standard did not have a material impact on the group's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption was permitted.The adoption of this standard did not have a material impact on the group's consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption was permitted. The Group is currently in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2023 and 2024 consisted of the followings:

	As of December 31,
	2023	2024
	(RMB in thousands)
Short-term:
Short-term financing receivables	3,933,553	4,693,817
Accrued interest receivable	69,041	77,022
Allowance for credit losses	(58,594)	(102,124)
Total short-term financing receivables, net	3,944,000	4,668,715
Long-term:
Long-term financing receivables	203,601	114,247
Allowance for credit losses	(3,087)	(1,820)
Total long-term financing receivables, net	200,514	112,427

These balances represent short‑term and long‑term financing receivables generated from loans transacted on the Group's Platform and APP with an original term generally up to three years and do not have collateral.

As of December 31, 2023 and 2024, loans that were charged-off in accordance with the Group's standard charge-off policy were RMB4,925 million and RMB5,748 million, respectively. The Group determined it was probable that the Group will be unable to collect the unpaid principal amounts on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	(RMB in thousands)
Due in months
0 - 12	3,933,553	4,693,817
13 - 24	180,719	114,178
25 - 36	46	69
Thereafter	22,836	—
Total financing receivables (excluding accrued interest receivable)	4,137,154	4,808,064

The activities in the allowance for credit losses of financing receivables for the years ended December 31, 2022, 2023 and 2024, respectively, consisted of the following:

	For the year ended December 31,
	2022	2023	2024
	(RMB in thousands)
Beginning balances	(328,231)	(197,407)	(61,681)
Provision for credit losses	(437,477)	(627,061)	(865,524)
Charge-offs	791,046	939,992	1,083,815
Recoveries from prior charge-offs	(222,745)	(177,205)	(260,554)
Ending balances	(197,407)	(61,681)	(103,944)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aging analysis of past due financing receivables as of December 31, 2023 and 2024 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	Total Past Due	Current	Total
December 31, 2023	94,448	76,449	65,816	183,054	419,767	3,717,387	4,137,154
December 31, 2024	93,205	67,796	58,292	143,553	362,846	4,445,218	4,808,064

Financing receivables amounting to RMB183 million and RMB144 million as of December 31, 2023 and 2024, respectively, were in non‑accrual status. Financing income for non‑accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing financing income. For the years ended December 31, 2022, 2023 and 2024, interest and late payment fees earned from non‑accrual financing receivables were RMB107 million, RMB74.1 million and RMB59.5 million, respectively.

As of December 31, 2023 and 2024, financing receivables amounting to RMB190 million and RMB11.9 million have been pledged as collateral pursuant to investment agreements with certain Institutional Funding Partners (Note 10).

Credit Quality Indicators

The following table provides information on delinquency, which is the primary credit quality indicator for financing receivables. The amortized cost of loans was presented by year of origination for five origination years and beyond, as of December 31, 2024:

	Loans originated in
RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	Total Past Due	Current	Total
2020 and before	—	—	—	—	—	—	—
2021	3	11	18	70	102	11	113
2022	1,014	857	886	3,090	5,847	25,090	30,937
2023	3,765	3,646	4,465	21,965	33,841	78,512	112,353
2024	88,423	63,282	52,923	118,428	323,056	4,341,605	4,664,661
Total	93,205	67,796	58,292	143,553	362,846	4,445,218	4,808,064

4. CONTRACT ASSETS AND RECEIVABLES, NET

The following table provides information about the Group's contract assets and receivables and guarantee receivables with its customers:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2023	2024
	(RMB in thousands)
Short-term:
Contract assets	4,193,755	3,721,794
Allowance for credit losses of contract assets	(278,202)	(203,027)
Contract assets, net	3,915,553	3,518,767
Service fees receivable	616,617	956,827
Allowance for credit losses of service fees receivable	(56,400)	(149,057)
Service fees receivable, net	560,217	807,770
Guarantee receivables	1,738,745	1,179,026
Allowance for credit losses of guarantee receivables	(101,534)	(57,506)
Guarantee receivables, net	1,637,211	1,121,520
Long-term:
Contract assets	404,937	242,786
Allowance for credit losses of contract assets	(46,721)	(24,988)
Contract assets, net	358,216	217,798
Guarantee receivables	256,719	105,535
Allowance for credit losses of guarantee receivables	(15,117)	(5,931)
Guarantee receivables, net	241,602	99,604

The activities in the allowance for credit losses of contract assets and guarantee receivables for the years ended December 31, 2022, 2023 and 2024, respectively, consisted of the following:

	For the Year Ended December 31,
	2022	2023	2024
		(RMB in thousands)
Beginning balances	(247,301)	(269,592)	(497,974)
Provisions	(461,774)	(622,564)	(680,482)
Charge-offs	561,988	438,002	812,307
Recoveries from prior charge-offs	(122,505)	(43,820)	(74,360)
Ending balances	(269,592)	(497,974)	(440,509)

As of December 31, 2023 and 2024, the balance of contract assets and guarantee receivables past due were RMB443 million and RMB450 million, respectively. 86% of contract assets and guarantee receivables balance as of December 31, 2024 were originated in 2024.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024
	(RMB in thousands)
Receivables from third-party payment service providers (i)	553,844	697,472
Deposits to Institutional Funding Partners (ii)	237,823	94,196
Prepayment to inventory suppliers	67,222	63,195
Prepaid input value-added tax	41,214	38,506
Rental deposits and other current assets	108,183	68,281
Loans at fair value(iii)	420,483	359,690
Total prepayments and other current assets	1,428,769	1,321,340

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

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2023	2024
	(RMB in thousands)
Computers and equipment	270,236	317,923
Furniture and fixtures	17,967	17,156
Leasehold improvement	69,235	68,961
Software	102,129	107,917
Construction in progress	295,283	480,112
Total property, equipment and software	754,850	992,069
Accumulated depreciation and amortization	(308,210)	(378,959)
Total property, equipment and software, net	446,640	613,110

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2022, 2023 and 2024 were RMB60.5 million, RMB71.0million and RMB75.6 million, respectively.

7. LAND USE RIGHTS, NET

	2023	2024
	(RMB in thousands)
Gross carrying amount	1,032,000	1,032,000
Accumulated amortization	(134,733)	(169,133)
Net carrying amount	897,267	862,867

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

Amortization expense related to land use rights for each of the three years in the period ended December 31, 2024 is RMB34.4 million. The land use rights were pledged for the long-term borrowing of the Group. Refer to Note 11. Borrowings.

As of December 31, 2024, amortization expenses for future periods are estimated to be as follows:

2024
(RMB in thousands)
2025	34,400
2026	34,400
2027	34,400
2028	34,400
2029	34,400
Thereafter	690,867
Total expected amortization expenses	862,867

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. LONG‑TERM INVESTMENTS

Equity investments

Equity investments accounted for using the measurement alternative

The Group's equity investments that do not have readily determinable fair value are accounted for using the measurement alternative. As of December 31, 2023 and 2024, the carrying value of the Group's equity investments accounted for using the measurement alternative was RMB120 million and RMB152 million, respectively.

The cumulative unrealized upward adjustments of fair value of equity investments as of December 31, 2022, 2023 and 2024 was nil.

In 2022 and 2024, no impairment charges was recorded related to investments without readily determinable fair value. In 2023, the Group recognized RMB92.3 million impairment related to investments without readily determinable fair value due to the lower-than-expected financial performance. As of December 31, 2024, the cumulative impairment charges to the equity investment accounted for using the measurement alternative method was RMB176 million.

The following table summarizes the movement of the carrying value of the Group's equity investments accounted for using the measurement alternative for the year ended December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	(RMB in thousands)
Long-term investment at the beginning of the year	212,700	212,700	120,384
Addition	—	—	31,139
Impairment	—	(92,316)	—
Long-term investment at the end of the year	212,700	120,384	151,523

Equity investments accounted for using the equity method

As of December 31, 2023 and 2024, the carrying value of the Group's equity investments accounted for using the equity method were RMB15.8 million and RMB13.8 million, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded investment loss of RMB4.1 million, RMB1.5 million and RMB2.4 million respectively in “Investment loss”, as a result of its proportionate share of equity investees' net losses.

Debt investment

The debt investment is in the form of an interest-bearing loan to an investee, acquired by the Group in September 2018, with a principal of RMB120 million that matures in July 2026. The coupon rate of the loan acquired by the Group is a floating rate linked to the benchmark rate of the People's Bank of China. The loan was to provide the initial operating fund to the investee.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded investment loss of RMB36.9 million, nil and nil respectively in “Investment loss”; and no interest income in relation to this loan receivable were recorded for the years ended December 31, 2023 and 2024. As of December 31, 2023 and 2024, the Group's loan receivable recorded at amortized cost were RMB119 million.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2023 and 2024:

December 31, 2023	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	105,182	—	105,182
Short-term investments	—	200,000	—	200,000
Loans at fair value	—	—	420,483	420,483
Total assets	—	305,182	420,483	725,665
Liabilities
Guarantee derivative liabilities	—	—	1,357,601	1,357,601
Total liabilities	—	—	1,357,601	1,357,601

December 31, 2024	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	58,497	—	58,497
Short-term investments	—	80,000	—	80,000
Loans at fair value	—	—	359,690	359,690
Total assets	—	138,497	359,690	498,187
Liabilities
Guarantee derivative liabilities			668,610	668,610
Total liabilities	—	—	668,610	668,610

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities, and fair value of loans acquired or purchased. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2023 and 2024:

		Range of Inputs
		December 31, 2023			December 31, 2024
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivatives	Cumulative loss rates(i)	1.4%	11.8%	7.4%	1.3%	9.9%	5.9%
	Margins on cost of guarantee services	10.0%	10.0%	10.0%	7.5%	7.5%	7.5%
Loans at fair value	Expected future recovery rates(ii)	4.2%	4.2%	4.2%	2.6%	2.6%	2.6%

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the principal balance of the loans acquired/purchased.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Fair value of guarantee derivative liabilities/(assets) at beginning of the year (Level 3)	1,473,853	861,304	1,357,601
Cash collection	4,436,911	5,512,818	5,544,708
Net cash payout	(4,435,587)	(5,284,198)	(7,522,940)
Change in fair value(i)	(613,873)	267,677	1,289,241
Fair value of guarantee derivative liabilities at end of the year (Level 3)	861,304	1,357,601	668,610

(i)
Recognized as “Change in fair value of financial guarantee derivatives and loans at fair value, net” on the Consolidated Statements of Operations.

The following table summarizes the activities related to fair value of the loans acquired or purchased:

	For the Year Ended December 31,
	2023	2024
	(RMB in thousands, except for percentages)
Fair value of loans acquired/purchased at beginning of the year (Level 3)	352,672	420,483
Fair value at inception of loans acquired/purchased	5,154,833	4,592,538
Cash collection	(5,120,379)	(4,923,343)
Change in fair value(i)	61,309	310,007
Disposal	(27,952)	(39,995)
Fair value of loans acquired/purchased at end of the year (Level 3)	420,483	359,690

(i)
Recognized as “Change in fair value of financial guarantee derivatives and loans at fair value ” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative assets and liabilities as of December 31, 2023 and 2024, respectively, given hypothetical changes in the cumulative loss rates:

	As of December 31,
	2023	2024
	(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	7.4%	5.9%
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10% (ii)	544,318	417,725
Decrease by 10% (ii)	(544,318)	(417,725)

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the original cumulative loss rates.

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the loans at fair value. The following table summarizes the effect adverse changes in estimate would have on the fair value of the loans at fair value as of December 31, 2023 and 2024, given hypothetical changes in the expected future recovery rates:

	For the Year Ended December 31,
	2023	2024
	(RMB in thousands, except for percentages)
Weighted average expected future recovery rates(i)	4.2%	2.6%
Increase/(decrease) in fair value of loans at fair value if the expected future recovery rates:
Increase by 10% (ii)	42,048	35,969
Decrease by 10% (ii)	(42,048)	(35,969)

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

Non‑recurring

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

As of December 31, 2023, the company measured one investment at fair value on a nonrecurring basis using valuation methodology under the market approach, which the significant unobservable inputs (level 3) include enterprise value to net asset multiple based on the weighted average of selected comparable companies.The Company recognized an impairment of RMB92.3 million related to such investment in 2023. No additional impairment was recorded in 2024.

10. FUNDING DEBTS

The following table summarizes the Group’s outstanding funding debts as of December 31, 2023 and 2024, respectively:

	As of December 31,
	2023	2024
	(RMB in thousands)
Short-term:
Liabilities to funding partners	3,483,196	2,754,454
Total short-term funding debts	3,483,196	2,754,454
Long-term:
Liabilities to funding partners	455,800	1,197,211
Total long-term funding debts	455,800	1,197,211

For the years ended December 31, 2023 and 2024, the following significant activities took place related to the Group’s funding partners:

Liabilities to funding partners

The Group finances its on-balance sheet loans using the proceeds from funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts, and certain Institutional Funding Partners.

Those liabilities to funding partners were bearing weighted average interest rates of 9.1% and 7.4% as of December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, funding partners funded an aggregate amount of RMB3,893 million and RMB4,380 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2023 and 2024, financing receivables amounting to RMB190 million and RMB11.9 million were pledged as collateral to secure the underlying loans funded by funding partners, respectively.

11. BORROWINGS

As of December 31, 2023 and 2024, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 3.6% and 5.6% per annum, respectively. The group also had long-term borrowing from banks with average interest rate of 4.3% and 3.9% per annum as of December 31, 2023 and 2024. Such borrowings are denominated in RMB and USD. All of the borrowings are designated to support the Group’s general operation or construction in progress and could not be used to fund the Group's financing receivables.

The Group’s certain short-term borrowings, amounting to RMB100 million and RMB49.8 million, as of December 31, 2023 and 2024, respectively, are collateralized by a pledge of the Group’s time deposits. As of December 31, 2023 and

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2024, the outstanding balance of short-term borrowings was secured by RMB100 million and RMB50.0 million time deposits of the Group pledged as collateral, respectively.

The Group’s long-term borrowings, amounting to RMB524 million and RMB585 million, as December 31, 2023 and 2024, are collateralized by a pledge of the Group’s land use right.

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	(RMB in thousands)
Tax payable	869,529	1,044,650
Funds payable to Institutional Funding Partners (i)	1,071,301	854,805
Guarantee derivative liabilities at fair value (Note 9)	1,357,601	668,610
Accrued payroll and welfare	392,176	443,082
Accrued risk management fees	220,279	371,741
Accrued marketing expenses	150,927	165,612
Other accrued expenses	83,381	134,621
Deferred service fees	36,614	107,678
Amount due to third party sellers	80,099	81,520
Accrued professional fees and outsourcing fees	59,668	60,777
Other payables	67,348	41,261
Short-term leasing liabilities	40,942	39,723
Accrued interest payable	4,389	5,596
Total accurals and other current liabilities	4,434,254	4,019,676

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

(a)
The Group entered into the following significant related party transactions:

(i)
Services provided to related parties

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Services provided to Aileyou	631	—	—
Services provided to L.P. Technology Holdings Limited	—	—	4,408
Total	631	—	4,408

(ii)
Purchase of services from related parties

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Purchases services from Ji'an Aoxinlian	16,177	14,753	35,561
Total	16,177	14,753	35,561

(iii) Funds provided to related parties

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Funds provided to L.P. Technology Holdings Limited	—	—	45,914
Total	—	—	45,914

(b)
The Group had the following significant related party balances:

(i)
Amounts due from related parties

	As of December 31,
	2023	2024
	(RMB in thousands)
Due from L.P. by the Group	6,989	61,722
Total	6,989	61,722

(ii)
Amounts due to related parties

	As of December 31,
	2023	2024
	(RMB in thousands)

Due to Ji'an Aoxinlian by the Group	2,958	10,927
Total	2,958	10,927

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s‑length transactions with third‑party vendors and customers.

14. TAXATION

a) Value‑added tax (“VAT”)

During the periods presented, the Group is subject to 13% VAT, when applicable, for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for subscription fees, third-party sellers’ commission fees, and financial services income earned from rendering services to its customers in the PRC.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Shenzhen Lexin Software qualifies as HNTE from 2022 to 2024, and is entitled to a preferential income tax rate of 15% from 2022 to 2024. The relevant documents should be retained for future examination purpose.

Beihai Aurora and Beihai Lexin Information are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, Beihai Aurora and Beihai Lexin Information applied a preferential income tax rate of 15% from 2024 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15%. Beihai Dulin is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2027. The relevant documents should be retained for future examination purpose.

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

Starting from 2023, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group cumulatively accrued RMB43.6 million

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

withholding tax liabilities based on 10% withholding income tax rate for certain percentage of the annual profits. As of December 31, 2024, the unrecognized tax liabilities related to accumulated undistributed profits of RMB7,682 million from the PRC subsidiaries was RMB768 million. The Group still intends to indefinitely reinvest these remaining earnings in its PRC subsidiaries.

The Company has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, with the unrecognized tax liabilities amounted to RMB270 million at December 31, 2024 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Company’s PRC subsidiaries.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non‑resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s income before income tax expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands, except for percentages)
Income before income tax expense	1,028,569	1,326,786	1,353,735
Loss from non-China operations	(94,806)	(86,910)	(120,072)
Income from China operations	1,123,375	1,413,696	1,473,807
Income tax expense applicable to China operations	202,466	239,365	231,086
Income tax expense applicable to non-China operations	174	123	(17)
PRC Withholding Tax on Dividends	—	21,353	22,206
Total income tax expense	202,640	260,841	253,275
Effective tax rate for China operations	18.0%	16.9%	15.7%
Effective tax rate for the Group	19.7%	19.7%	18.7%

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Composition of income tax expense for the Group

The following table sets forth current and deferred portion of income tax expense of the Company’s China subsidiaries, the VIEs, and subsidiaries of the VIEs:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Current income tax expense	169,299	328,391	545,985
Deferred income tax expense	33,341	(67,550)	(292,710)
Income tax expense	202,640	260,841	253,275

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth reconciliation between the PRC statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group:

	For the Year Ended December 31,
	2022	2023	2024
PRC statutory EIT rate*	25.0%	25.0%	25.0%
Effect of tax holidays	(6.8)%	(6.5)%	(8.7)%
Effect of non-deductible expenses	4.7%	2.5%	2.0%
Effect of research and development tax credit	(6.1)%	(4.7)%	(4.6)%
Changes in valuation allowance	0.6%	4.9%	2.1%
Tax rate difference from statutory rate in other jurisdictions and others	2.3%	(3.1)%	1.3%
Effect of withholding income tax	0.0%	1.6%	1.6%
Effective tax rates for the Group	19.7%	19.7%	18.7%

* The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

The following table sets forth the effect of tax holiday related to the Group:

	For the Year Ended December 31,
	2022	2023	2024
	(In thousands, except per share amount)
Tax holiday effect	69,827	86,655	118,003
Basic net income per share effect	0.20	0.26	0.36
Diluted net income per share effect	0.18	0.24	0.35

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	For the Year Ended December 31,
	2023	2024
Deferred tax assets
- Provision for credit losses	1,225,097	1,388,365
- Deferred guarantee income and other accrued expenses	869,708	895,892
- Contingent guarantee liabilities	452,135	269,750
- Net operating loss carryforwards	105,653	104,798
- Advertising expenses in excess of deduction limit	7,248	8,094
-Investment related loss	75,440	75,440
Less: valuation allowance	(78,471)	(107,117)
Total deferred tax assets	2,656,810	2,635,222
Net deferred tax assets	1,232,092	1,540,842

The components of the deferred tax liabilities are as follows:

	For the Year Ended December 31,
	2023	2024
Deferred tax liabilities
-Contract assets and service fees receivable	1,009,002	858,273
-Guarantee receivables	469,703	305,281
-Withholding income tax	21,353	22,206
Total deferred tax liabilities	1,500,058	1,185,760
Net deferred tax liabilities	75,340	91,380

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Movement of valuation allowance

	For the Year Ended December 31,
	2022	2023	2024
Balance at beginning of the year	(6,756)	(13,038)	(78,471)
Additions	(6,783)	(66,967)	(35,746)
Reversals	501	1,534	7,100
Balance at end of the year	(13,038)	(78,471)	(107,117)

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

The Group evaluates a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in previous years’ annual tax filings, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately RMB423 million and RMB422 million, respectively, which arose from the Group’s certain subsidiaries, the VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2023 and 2024, deferred tax assets arose from the net operating loss carryforwards amounted to RMB312 million and RMB381 million was provided for full valuation allowance respectively, while the remaining RMB111 million and RMB40.8 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2024, the net operating loss carryforwards of RMB5.6 million, RMB34.1 million, RMB80.3 million, RMB265 million and RMB37.2 million will expire in 2025, 2026, 2027, 2028 and 2029, respectively, if not utilized.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024.

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

The net proceeds to the Company from the issuance of the Notes were US$293.0 million (RMB2,106 million), net of debt discount of US$3.6 million (RMB25.9 million) and issuance costs of US$3.4 million (RMB24.4 million). The debt discount and issuance costs of the Notes were amortized to interest expense over the contractual life to the maturity date. For the years ended December 31, 2023 and 2024, the interest expense related to the Notes was RMB73.8 million and RMB5.7 million respectively.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group accounted for the Notes as a single instrument as “Convertible notes” on the Consolidated Balance Sheets. The debt discount and issuance costs were recorded as an adjustment to the carrying value of the Notes and are amortized as interest expense using the effective interest method. As of December 31, 2023 and 2024, the principal amount of the debt were RMB503 million and nil and unamortized debt discount and issuance costs were RMB4.3 million and nil, respectively.

On March 13, 2023, the Company entered into a supplemental agreement with PAG regarding the original contract for the convertible bonds. The Company shall pay off the convertible bonds in 14 monthly installments before April 2024. The interest is charged at an annualized interest rate of 2% for the first 7 installments and 10% for the next 7 installments.The agreement supersedes the holder's right under the original Notes to require the Company to repurchase all or any portion of the Notes for cash in September 2023, and the Notes remain convertible into the Company's fully paid Class A ordinary shares or American Depositary Shares at a conversion price of $14 per American Depositary share at the holder's option. As of December 31,2024, the totaling amount of US$300 million have been paid.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2023 and 2024, 8,266,592 shares and nil shares out of 42,000,000 shares of Class A Ordinary Shares respectively were deemed issued but not outstanding as they have not been transferred to grantees.

17. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the year ended December 31, 2024, the Company had potential ordinary shares, including stock options granted, outstanding restricted share units and ordinary shares issuable upon the conversion of the Notes. For the years ended December 31, 2022, 2023 and 2024, stock options to purchase ordinary shares and restricted share units that were anti‑dilutive and excluded from the calculation of diluted net income per share were 21,959,786 shares, 17,525,547 shares, and 10,191,236 shares on a weighted average basis, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	819,752	1,065,945	1,100,460
Denominator:
Weighted average number of ordinary shares outstanding—basic	348,048,245	328,523,952	331,403,936
Net income per share attributable to ordinary shareholders—basic	2.36	3.24	3.32
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	819,752	1,065,945	1,100,460
Interest expense associated with convertible notes reversed	46,903	73,807	5,695
Net income attributable to ordinary shareholders for calculating diluted net income per share	866,655	1,139,752	1,106,155
Denominator:
Weighted average number of ordinary shares outstanding—basic	348,048,245	328,523,952	331,403,936
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	1,792,478	2,838,399	3,379,947
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	58,955	220,666	4,477,466
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	42,857,143	28,237,965	1,695,160
Weighted average number of ordinary shares outstanding—diluted	392,756,821	359,820,982	339,261,349
Net income per share attributable to ordinary shareholders—diluted	2.21	3.17	3.24

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

Total contributions by the Group for such employee benefits were RMB181.7 million, RMB168.5million and RMB 198.6 million, for the years ended December 31, 2022, 2023 and 2024, respectively.

19. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is Mr. Jay Xiao, the Chairman of the Board of Directors and CEO.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segment is based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the Consolidated Statements of Operations and Comprehensive Income as consolidated net income. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Operations and Comprehensive Income and uses net income to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.

Substantially the majority of the Group’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any other individual country is not material. Therefore, no geographical segments are presented.

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid‑in capital, additional paid‑in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2023 and 2024, the restricted net assets of the Group’s relevant PRC entities amounted to RMB5,054 million and RMB5,813 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 54.1% of the consolidated net assets as of December 31, 2024. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 24.

21. SHARE‑BASED COMPENSATION

Share‑based compensation was recognized in operating cost and expenses for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Processing and servicing cost	5,179	246	3,173
Sales and marketing expenses	23,142	17,454	13,756
Research and development expenses	30,386	23,547	10,715
General and administrative expenses	97,613	76,605	66,979
Total share‑based compensation expenses	156,320	117,852	94,623

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share‑based compensation and the Group did not capitalize any of the share‑based compensation as part of the cost of any asset in the years ended December 31, 2022, 2023 and 2024.

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

The following table sets forth a summary of the number of shares available for issuance:

Shares Available
(In thousands)
December 31, 2021	6,633
Additions	3,677
Granted	(9,219)
Cancelled/forfeited	6,249
December 31, 2022	7,340
Additions	3,698
Granted	(23,570)
Cancelled/forfeited	55,143
December 31, 2023	42,611
Additions	3,726
Granted	(9,725)
Cancelled/forfeited	5,094
December 31, 2024	41,706

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options

1) Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2021	20,129	0.7227	8.43	155,018
Granted*	8,639	0.5000	—	—
Exercised	(890)	0.3817	—	—
Cancelled/forfeited	(6,016)	0.6138	—	—
December 31, 2022	21,862	0.6894	7.89	69,878
Granted*	8,695	1.2697	—	—
Exercised	(1,927)	0.4644	—	—
Cancelled/forfeited	(10,773)	0.7456	—	—
December 31, 2023	17,857	0.8850	7.43	38,242
Granted*	—	—	—	—
Exercised	(3,506)	0.6104	—	—
Cancelled/forfeited	(2,334)	1.4750	—	—
December 31, 2024	12,017	0.8351	6.53	178,662
Vested and expected to vest as of December 31, 2024	11,234	0.8401	6.50	169,199
Exercisable as of December 31, 2024	7,173	0.6347	5.59	119,744

* No stock options were granted to non-employee directors for the years presented.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2022 2023 and 2024 was RMB4.8, RMB5.0 and nil per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2022, 2023 and 2024 was RMB5.1 million, RMB8.9 million and RMB37.0 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2022, 2023, and 2024, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB127 million, RMB96.3 million and RMB58.5 million, respectively.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2024, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s employees, directors and non-employee directors was RMB26.7 million. Total unrecognized compensation cost is expected to be recognized over a weighted‑average period of 1.6 years and may be adjusted for future changes in estimated forfeitures.

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

After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2022	2023	2024
Expected volatility	47.26%~47.52%	45.96%~46.68%	—
Risk-free interest rate (per annum)	2.41%~4.07%	3.58%~3.97%	—
Exercise multiples	1.5	1.5	—
Expected dividend yield	—	—	—
Expected term (in years)	10	10	—
Fair value of the underlying shares on the date of grants (US$)*	0.32~1.48	0.42~1.66	—

* No stock options were granted to employees, directors and non-employee directors in 2024.

2) Stock options granted to non‑employees

The following table sets forth the summary of activities for stock options granted to non‑employees:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2021	250	0.0001	5.58	3,076
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2022	250	0.0001	4.58	1,654
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2023	250	0.0001	3.58	1,629
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2024	250	0.0001	2.58	5,211
Vested and expected to vest as of December 31, 2024	250	0.0001	2.58	5,211
Exercisable as of December 31, 2024	250	0.0001	2.58	5,211

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2022, 2023, and 2024, total share-based compensation expenses recognized for stock options granted to non-employees were nil, nil and nil, respectively.

As of December 31, 2024, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s non‑employees was nil. There is no unrecognized compensation cost to be recognized and to be adjusted for future changes in estimated forfeitures.

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2021	2,068	5.02
Granted*	580	0.93
Vested	(1,037)	5.18
Cancelled/forfeited	(233)	5.02
December 31, 2022	1,378	3.17
Granted*	14,875	1.00
Vested	(880)	4.23
Cancelled/forfeited	—	—
December 31, 2023	15,373	1.01
Granted*	9,725	1.13
Vested	(5,183)	1.11
Cancelled/forfeited	(2,760)	0.97
December 31, 2024	17,155	1.05

* No restricted share units were granted to non-employee directors for the years presented.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2022, 2023 and 2024 was RMB23.1 million, RMB17.8 million and RMB75.6 million, respectively.

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized for restricted share units were RMB29.3 million, RMB21.6 million and RMB36.1 million, respectively.

As of December 31, 2024, the unrecognized compensation cost, related to unvested restricted share units was RMB107.4 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 2.9 years.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. COMMITMENTS AND CONTINGENCIES

Debt obligations

The Group’s debt obligations are associated with 1) the funding debts and interest payable to funding partners; 2) the borrowings to support the Group’s general operations; 3) the convertible notes issued by the Company in September 2019; and 4) the commitment to purchase delinquent loans from certain Institutional Funding Partners.

The expected repayment amount of the debt obligations are as follows:

	1 – 12 months	13 – 24 months	25 – 36 months	more than 36 months	Total
	(RMB in thousands)
Funding debts obligations
Liabilities to other funding partners	2,754,454	1,197,211	—	—	3,951,665
Interest payments (i)	164,609	17,885	—	—	182,494
Total funding debts obligations	2,919,063	1,215,096	—	—	4,134,159
Long–term borrowings	—	—	—	585,024	585,024
Short–term borrowings	690,772	—	—	—	690,772
Interest payments (i)	27,967	—	—	22,077	50,044
Total borrowings obligations	718,739	—	—	607,101	1,325,840
Commitment for construction	249,157	94,560	—	—	343,717
Commitment to purchase delinquent loans (ii)	463,000	—	—	—	463,000
Total purchase obligations	712,157	94,560	—	—	806,717
(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2024.
(ii)
With respect to the arrangements with certain Institutional Funding Partners, the Group is required to purchase the off-balance sheet loans funded by those Institutional Funding Partners when the loans become delinquent for a certain period of time consecutively or cumulatively. Commitment to purchase delinquent loans represents the Group’s noncancelable obligations to purchase those delinquent loans which is yet to be sold by those Institutional Funding Partners as of December 31, 2024.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any liabilities in this regard as of December 31, 2023 and 2024.

23. SUBSEQUENT EVENTS

No events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2024.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2023 and 2024, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	48,030	24,523	3,361
Amounts due from subsidiaries	343,091	348,316	47,720
Prepayments and other current assets	6,717	7,234	992
Total current assets	397,838	380,073	52,073
Non-current assets
Investments in subsidiaries	12,058,899	13,272,552	1,818,332
Other assets	103	660	90
Total non-current assets	12,059,002	13,273,212	1,818,422
Total assets	12,456,840	13,653,285	1,870,495
LIABILITIES
Current liabilities
Amounts due to subsidiaries, the VIEs and the VIEs’ subsidiaries	2,230,015	2,903,332	397,754
Accrued interest payable	2,095	—	—
Accruals and other current liabilities	9,198	9,947	1,362
Convertible notes	505,450	—	—
Total current liabilities	2,746,758	2,913,279	399,116
Total liabilities	2,746,758	2,913,279	399,116
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 300,707,476 shares issued, 256,918,184 shares outstanding as of December 31, 2023; 1,889,352,801 shares authorized, 309,554,410 shares issued, 265,184,774 shares outstanding as of December 31, 2024)	199	205	31
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2023; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2024)	41	41	7
Treasury Stock	(328,764)	(328,764)	(45,040)
Additional paid-in capital	3,204,961	3,314,866	454,134
Accumulated other comprehensive income	(13,545)	(29,559)	(4,050)
Retained earnings	6,847,190	7,783,217	1,066,297
Total shareholders’ equity	9,710,082	10,740,006	1,471,379
Total liabilities and shareholders’ equity	12,456,840	13,653,285	1,870,495

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(15,082)	(15,749)	(10,082)	(1,381)
Total operating expenses	(15,082)	(15,749)	(10,082)	(1,381)
Interest expense, net	(46,912)	(73,750)	(5,627)	(771)
Share of income from subsidiaries	872,049	1,152,654	1,097,147	150,309
Others, net	9,697	2,790	19,022	2,604
Income before income tax expense	819,752	1,065,945	1,100,460	150,761
Net income attributable to ordinary shareholders	819,752	1,065,945	1,100,460	150,761
Other comprehensive income：
Foreign currency translation adjustments, net of tax	(32,115)	7,297	(16,014)	(2,194)
Total comprehensive income attributable to ordinary shareholders	787,637	1,073,242	1,084,446	148,567

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash used in operating activities	(51,139)	(58,579)	(43,400)	(5,945)
Cash flows from investing activities:
Cash paid on acquisition of subsidiaries, net of cash acquired	(676)	—	—	—
Net cash provided by/ (used in) funds to Group companies	36,817	(6,040)	—	—
Net cash provided by/ (used in) investing activities	36,141	(6,040)	—	—
Cash flows from financing activities:
Repurchase of treasury stock	(326,942)	—	—	—
Dividends to shareholders	—	(135,620)	(164,433)	(22,527)
Repayments of convertible loans	—	(1,634,678)	(504,237)	(69,080)
Borrowings under loan from Group companies	323,446	1,872,954	673,173	92,224
Exercise of share–based awards	2,742	5,880	14,899	2,041
Net cash (used in)/provided by financing activities	(754)	108,536	19,402	2,658
Effect of exchange rate changes on cash, cash equivalents and restricted cash	15,424	2,596	491	67
Net (decrease) /increase in cash, cash equivalents and restricted cash	(328)	46,513	(23,507)	(3,220)
Cash, cash equivalents and restricted cash at beginning of the year	1,845	1,517	48,030	6,580
Cash, cash equivalents and restricted cash at end of the year	1,517	48,030	24,523	3,360

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