Form 20-F
period 2025-12-31
LexinFintech Holdings Ltd.
filed 2026-04-29
CIK 1708259

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2025, there were 335,001,831 ordinary shares issued and outstanding, consisting of 263,659,604 Class A ordinary shares , par value US$0.0001 per share, and 71,342,227 Class B ordinary shares, par value US$0.0001 per share.

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
•
“active users” refer to, for a specified period, users who made at least one transaction during that period through our platform or our third-party partners’ platforms using credit line granted by us;
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
•
“users” refer to registered users and users with an approved credit line on our online consumer finance platform, individuals who have received our services either directly or through third-party partner platforms, as well as shoppers on our e-commerce platforms;
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

Our reporting currency is Renminbi, or RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of US$1.00=RMB6.9931, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Item 3. Key Information

A. Selected financial data

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication service and certain other businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. Such structure provides investors with exposure to foreign investment in China-based companies where the PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the variable interest entities accounted for 86.3%, 77.2% and 78.9% of our total revenues in 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd. and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities and their subsidiaries in China, including Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Chao Han (0.13%). Chao Han is our employee.
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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we have not been identified as a Commission-Identified Issuer under the HFCAA since we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

In addition, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filing procedure with the CSRC shall be fulfilled and the approval of other PRC government authorities may be required in connection with our overseas offerings under the PRC laws, and we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval if required.”

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

Under the PRC laws and regulations, our PRC subsidiaries and the variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. As of December 31, 2023, 2024 and 2025, the total amount of such restriction to which our PRC subsidiaries and the variable interest entities and their subsidiaries are subject was RMB5,054 million, RMB5,813 million and RMB7,269 million (US$1,039 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under the PRC laws, LexinFintech Holdings Ltd. may fund our PRC subsidiaries only through capital contributions or loans, and fund the variable interest entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2024 and 2025, the aggregate amount of capital contribution by LexinFintech Holdings Ltd. to our intermediate holding companies and PRC subsidiaries was RMB3,812 million and RMB3,768 million (US$539 million), respectively.

As of December 31, 2024 and 2025, the outstanding balance of amounts due from the Company and its subsidiaries to the VIEs and the VIEs’ subsidiaries was RMB109 million and RMB245 million (US$35 million), respectively. As of December 31, 2024 and 2025, the outstanding balance of amounts due to the Company and its subsidiaries by the VIEs and the VIEs’ subsidiaries was RMB6,672 million and RMB6,794 million (US$972 million), respectively. The consolidated VIEs may transfer cash to the relevant WFOE by paying service fees according to the business cooperation agreements. For the years ended December 31, 2023, 2024 and 2025, the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements was RMB1,647 million, RMB1,611 million and RMB1,769 million (US$253 million), respectively.

For the years ended December 31, 2023, 2024 and 2025, dividends made to investors were RMB136 million, RMB164 million and RMB383 million (US$54.8 million), respectively.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Service fees paid by VIEs to PRC subsidiaries(1)	1,647,376	1,611,383	1,768,575
Goods/service fees received by VIEs from PRC subsidiaries(1)	167,822	263,297	151,590
Funds from parent to Cayman, BVI, and Hong Kong subsidiaries(2)	6,040	—	201,608
Funds from parent to Cayman, BVI, and Hong Kong subsidiaries (3)	(1,872,954)	(673,173)	(692,603)
Funds (repayment from VIEs to the Hong Kong subsidiaries)/provided by Hong Kong subsidiaries to VIE(4)	(858,498)	—	—
Funds provided by PRC subsidiaries to VIEs/(repayment from VIEs to the PRC subsidiaries)(4)	1,108,503	563,507	(83,067)
Funds provided by VIEs to PRC subsidiaries/(repayment from PRC subsidiaries to VIEs)(5)	50,326	(37,284)	149,630

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

(3) Represents “Net cash provided by/(used in) funds from Group companies” of the Parent in the condensed consolidating schedule of cash flow information. The funds received from/(repayments) made to Group companies are presented on a net basis in financing activities.

(4) “Net cash (used in)/provided by funds to Group companies” in columns of “Other Subsidiaries” and “Primary Beneficiary of the VIEs” in the consolidating schedules include the following items:

•
Funds provided by PRC subsidiaries, which are included in the “Other Subsidiaries” and “Primary Beneficiary of the VIEs” column;
•
Repayments made to Hong Kong subsidiaries, which are included in the “Other Subsidiaries” column.

Below table summarizes the detailed cash transfers among the entities of the Group.

For the year ended December 31, 2023	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds (repayment from VIEs to PRC subsidiaries)/provided by PRC subsidiaries to VIEs	(28,754)	(1,079,749)	1,108,503

For the year ended December 31, 2024	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds (repayment from VIEs to PRC subsidiaries)/provided by PRC subsidiaries to VIEs	(186,330)	(377,177)	563,507

For the year ended December 31, 2025	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds (repayment from VIEs to PRC subsidiaries)/provided by PRC subsidiaries to VIEs	(1,120,114)	1,203,181	(83,067)

(5) Represents “Net cash (used in)/provided by funds to Group companies” of the VIEs’ investing activities in the condensed consolidating schedule of cash flow information.

Taxation on Dividends or Distributions

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board. In accordance with the dividend policy, our board of directors has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in August 2023, a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in March 2024, and a dividend of US$0.036 per ordinary share, or US$0.072 per ADS, for the six-month period ended June 30, 2024 in August 2024. In November 2024, our board of directors approved a dividend payout ratio of 25% of total net income for the entire year of 2025. After that, our board of directors has approved a dividend of US$0.097 per ordinary share, or US$0.194 per ADS, for the six-month period ended June 30, 2025 in August 2025 and announced a further increased dividend payout ratio of 30% of total net income since the second half of 2025. In March 2026, our board of directors approved a dividend of US$0.094 per ordinary share, or US$0.188 per ADS, for the six-month period ended December 31, 2025. We accrued related withholding tax liabilities based on a 10% tax rate for certain percentage of the annual profits to be distributed according to the dividend policy. We still intend to indefinitely reinvest the remaining earnings in our PRC subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,103,302	1,666,960	10,381,825	—	13,152,087
Inter-group revenues (1)	—	367,301	1,493,107	130,165	(1,990,573)	—
Total Operating revenue	—	1,470,603	3,160,067	10,511,990	(1,990,573)	13,152,087
Operating cost:
Third-party costs	—	(660,948)	(1,732,387)	(6,290,106)	—	(8,683,441)
Inter-group costs (1)	—	(130,165)	—	(426)	130,591	—
Total operating cost	—	(791,113)	(1,732,387)	(6,290,532)	130,591	(8,683,441)
Gross profit	—	679,490	1,427,680	4,221,458	(1,859,982)	4,468,646
Operating expense:
Third-party expenses	(13,827)	(342,365)	(759,672)	(1,760,165)	—	(2,876,029)
Inter-group expenses (1)	—	—	(5,209)	(1,854,773)	1,859,982	—
Total operating expenses	(13,827)	(342,365)	(764,881)	(3,614,938)	1,859,982	(2,876,029)
Share of income from subsidiaries (2)	1,676,090	1,424,189	—	—	(3,100,279)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	721,941	—	(721,941)	—
Others	14,814	(26,492)	155,776	338,888	—	482,986
Income before income tax	1,677,077	1,734,822	1,540,516	945,408	(3,822,220)	2,075,603
Income tax expense	—	(58,732)	(116,327)	(223,467)	—	(398,526)
Net income	1,677,077	1,676,090	1,424,189	721,941	(3,822,220)	1,677,077
Net income/(Loss) attributable to ordinary shareholders	1,677,077	1,676,090	1,424,189	721,941	(3,822,220)	1,677,077

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	1,341,142	1,904,337	10,958,115	—	14,203,594
Inter-group revenues (1)	—	276,140	843,123	196,310	(1,315,573)	—
Total Operating revenue	—	1,617,282	2,747,460	11,154,425	(1,315,573)	14,203,594
Operating cost:
Third-party costs	—	(599,535)	(1,263,387)	(7,314,444)	—	(9,177,366)
Inter-group costs (1)	—	(196,220)	—	(188)	196,408	—
Total operating cost	—	(795,755)	(1,263,387)	(7,314,632)	196,408	(9,177,366)
Gross profit	—	821,527	1,484,073	3,839,793	(1,119,165)	5,026,228
Operating expense:
Third-party expenses	(10,082)	(201,933)	(728,839)	(1,799,169)	—	(2,740,023)
Inter-group expenses (1)	—	—	(10,246)	(1,108,919)	1,119,165	—
Total operating expenses	(10,082)	(201,933)	(739,085)	(2,908,088)	1,119,165	(2,740,023)
Share of income from subsidiaries (2)	1,097,147	562,181	—	—	(1,659,328)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	281,885	—	(281,885)	—
Others	13,395	(6,776)	(383,072)	(556,017)	—	(932,470)
Income before income tax	1,100,460	1,174,999	643,801	375,688	(1,941,213)	1,353,735
Income tax expense	—	(77,852)	(81,620)	(93,803)	—	(253,275)
Net income	1,100,460	1,097,147	562,181	281,885	(1,941,213)	1,100,460
Net income/(Loss) attributable to ordinary shareholders	1,100,460	1,097,147	562,181	281,885	(1,941,213)	1,100,460

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	—	564,004	1,228,546	11,264,532	—	13,057,082
Inter-group revenues (1)	—	140,640	1,407,468	186,968	(1,735,076)	—
Total Operating revenue	—	704,644	2,636,014	11,451,500	(1,735,076)	13,057,082
Operating cost:
Third-party costs	—	(172,010)	(1,017,639)	(7,354,363)	—	(8,544,012)
Inter-group costs (1)	—	(183,182)	—	(27)	183,209	—
Total operating cost	—	(355,192)	(1,017,639)	(7,354,390)	183,209	(8,544,012)
Gross profit	—	349,452	1,618,375	4,097,110	(1,551,867)	4,513,070
Operating expense:
Third-party expenses	(15,749)	(125,752)	(725,661)	(1,766,810)	—	(2,633,972)
Inter-group expenses (1)	—	—	(7,235)	(1,544,632)	1,551,867	—
Total operating expenses	(15,749)	(125,752)	(732,896)	(3,311,442)	1,551,867	(2,633,972)
Share of income from subsidiaries (2)	1,152,654	940,621	—	—	(2,093,275)	—
Income of the VIEs and the VIEs’ subsidiaries (3)	—	—	237,267	—	(237,267)	—
Others	(70,960)	30,044	(63,287)	(448,109)	—	(552,312)
Income before income tax	1,065,945	1,194,365	1,059,459	337,559	(2,330,542)	1,326,786
Income tax expense	—	(41,711)	(118,838)	(100,292)	—	(260,841)
Net income	1,065,945	1,152,654	940,621	237,267	(2,330,542)	1,065,945
Net income/(Loss) attributable to ordinary shareholders	1,065,945	1,152,654	940,621	237,267	(2,330,542)	1,065,945

Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	14,265	66,196	257,486	1,818,186	—	2,156,133
Restricted cash	—	73,013	498,883	1,237,814	—	1,809,710
Restricted term deposit and short-term investments	—	—	—	78,458	—	78,458
Financing receivables, net	—	114,654	303,933	5,199,209	—	5,617,796
Amounts due from Group companies (4)	547,997	5,259,950	5,338,486	244,675	(11,391,108)	—
Deposits to insurance companies and guarantee companies	—	—	—	2,187,609	—	2,187,609
Contract assets, service fees receivable and guarantee receivables	—	38,265	673,717	3,368,610	—	4,080,592
Property, equipment and software, net	—	2,267	80,774	812,005	—	895,046
Land use rights, net and right of use assets	—	—	—	828,467	—	828,467
Long‑term investments	—	—	—	243,971	—	243,971
Investments in subsidiaries (2)	14,979,842	10,313,540	—	—	(25,293,382)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	3,631,795	—	(3,631,795)	—
Other assets	13,806	248,712	869,249	4,133,414	—	5,265,181
TOTAL ASSETS	15,555,910	16,116,597	11,654,323	20,152,418	(40,316,285)	23,162,963
LIABILITIES
Amounts due to Group companies (4)	3,559,792	764,832	274,367	6,792,117	(11,391,108)	—
Borrowings	31,278	77,317	205,000	1,158,211	—	1,471,806
Funding debts	—	—	—	3,291,275	—	3,291,275
Deferred guarantee income	—	—	337,506	968,405	—	1,305,911
Contingent guarantee liabilities	—	—	105,354	438,837	—	544,191
Other liabilities	12,209	294,606	418,556	3,871,778	—	4,597,149
TOTAL LIABILITIES	3,603,279	1,136,755	1,340,783	16,520,623	(11,391,108)	11,210,332
Total equity attributable to owners of the company	11,952,631	14,979,842	10,313,540	3,631,795	(28,925,177)	11,952,631
TOTAL SHAREHOLDERS’ EQUITY (2)	11,952,631	14,979,842	10,313,540	3,631,795	(28,925,177)	11,952,631
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,555,910	16,116,597	11,654,323	20,152,418	(40,316,285)	23,162,963

	As of December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	24,523	65,135	493,720	1,670,835	—	2,254,213
Restricted cash	—	39,111	558,505	1,141,723	—	1,739,339
Restricted term deposit and short-term investments	—	6,886	51,851	79,760	—	138,497
Financing receivables, net	—	38,278	212,694	4,530,170	—	4,781,142
Amounts due from Group companies (4)	348,316	3,876,798	6,186,034	109,196	(10,520,344)	—
Deposits to insurance companies and guarantee companies	—	—	8,219	2,347,124	—	2,355,343
Contract assets, service fees receivable and guarantee receivables	—	194,976	779,538	4,790,945	—	5,765,459
Property, equipment and software, net	—	768	89,624	522,718	—	613,110
Land use rights, net and right of use assets	—	6,247	12,474	901,443	—	920,164
Long‑term investments	—	44,953	—	239,244	—	284,197
Investments in subsidiaries (2)	13,272,552	9,571,206	—	—	(22,843,758)	—
Net assets of the VIEs and the VIEs’ subsidiaries (3)	—	—	2,875,636	—	(2,875,636)	—
Other assets	7,894	128,522	458,787	2,794,112	—	3,389,315
TOTAL ASSETS	13,653,285	13,972,880	11,727,082	19,127,270	(36,239,738)	22,240,779
LIABILITIES
Amounts due to Group companies (4)	2,903,332	270,444	674,540	6,672,028	(10,520,344)	—
Borrowings	—	141,231	218,260	916,305	—	1,275,796
Funding debts	—	—	—	3,951,665	—	3,951,665
Deferred guarantee income	—	—	188,309	786,793	—	975,102
Contingent guarantee liabilities	—	—	202,386	876,614	—	1,079,000
Other liabilities	9,947	288,653	872,381	3,048,229	—	4,219,210
TOTAL LIABILITIES	2,913,279	700,328	2,155,876	16,251,634	(10,520,344)	11,500,773
Total equity attributable to owners of the company	10,740,006	13,272,552	9,571,206	2,875,636	(25,719,394)	10,740,006
TOTAL SHAREHOLDERS’ EQUITY (2)	10,740,006	13,272,552	9,571,206	2,875,636	(25,719,394)	10,740,006
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,653,285	13,972,880	11,727,082	19,127,270	(36,239,738)	22,240,779

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2025
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(1,441)	672,228	(320,614)	3,264,268	—	3,614,441
Net cash (used in)/provided by transactions with external parties	(1,441)	285,872	(1,551,243)	4,881,253	—	3,614,441
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	386,356	1,230,629	(1,616,985)	—	—
Net cash provided by/(used in) investing activities	(170,469)	(1,079,699)	1,210,170	(2,514,896)	(56,776)	(2,611,670)
Net cash provided by/(used in) transactions with external parties	31,139	(438,399)	160,856	(2,365,266)	—	(2,611,670)
Net cash provided by/(used in) funds to Group companies (6)	(201,608)	(641,300)	1,049,314	(149,630)	(56,776)	—
Net cash provided by/(used in) financing activities	161,678	441,927	(1,185,412)	(505,930)	56,776	(1,030,961)
Net cash (used in)/provided by transactions with external parties	(530,925)	(63,913)	(13,260)	(422,863)	—	(1,030,961)
Net cash provided by/(used in) funds from Group companies	692,603	505,840	(1,172,152)	(83,067)	56,776	—

	For the Year Ended December 31, 2024
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(43,400)	602,677	315,102	207,079	—	1,081,458
Net cash (used in)/provided by transactions with external parties	(43,400)	591,067	(1,021,374)	1,555,165	—	1,081,458
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	11,610	1,336,476	(1,348,086)	—	—
Net cash provided by/(used in) investing activities	—	(993,375)	(440,625)	(799,910)	1,329,030	(904,880)
Net cash provided by/(used in) transactions with external parties	—	(206)	(67,480)	(837,194)	—	(904,880)
Net cash provided by/(used in) funds to Group companies (6)	—	(993,169)	(373,145)	37,284	1,329,030	—
Net cash provided by/(used in) financing activities	19,402	168,740	98,975	654,636	(1,329,030)	(387,277)
Net cash (used in)/provided by transactions with external parties	(653,771)	141,230	34,135	91,129	—	(387,277)
Net cash provided by/(used in) funds from Group companies (8)	673,173	27,510	64,840	563,507	(1,329,030)	—

	For the Year Ended December 31, 2023
	Parent	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs’ subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(58,579)	301,989	1,130,781	1,443,381	—	2,817,572
Net cash (used in)/provided by transactions with external parties(9)	(58,579)	332,491	(379,275)	2,922,935	—	2,817,572
Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others (5)	—	(30,502)	1,510,056	(1,479,554)	—	—
Net cash (used in)/provided by investing activities	(6,040)	(165,284)	(1,133,227)	1,337,528	2,301,475	2,334,452
Net cash provided by/(used in) transactions with external parties	—	1,006,076	(59,478)	1,387,854	—	2,334,452
Net cash (used in)/ provided by funds to Group companies (6)	(6,040)	(1,171,360)	(1,073,749)	(50,326)	2,301,475	—
Net cash provided by/(used in) financing activities	108,536	81	332,560	(2,022,654)	(2,301,475)	(3,882,952)
Net cash (used in)/provided by transactions with external parties(9)	(1,764,418)	—	154,125	(2,272,659)	—	(3,882,952)
Net cash provided by/(used in) funds from Group companies (8)	1,872,954	81	178,435	250,005	(2,301,475)	—

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
(5)
For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to WFOEs for technical service fees were RMB1,647 million, RMB1,611 million and RMB1,787 million, respectively. Cash received by the VIEs from WFOEs for the provision of goods and services were RMB168 million, RMB263 million and RMB152 million, respectively.
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

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Our memorandum and article of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

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

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands , provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; (iii) is given by a foreign court of competent jurisdiction, (iv) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given (v) is not inconsistent with a Cayman Islands judgment in respect of the same manner and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated VIEs which contribute to 78.9% of our revenues in 2025. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

In 2023, the National People’s Congress approved a plan to re-organize institutions under the State Council, and set up the National Financial Regulatory Administration, or the NFRA, directly under the State Council that would be in charge of regulating the financial industry except for the securities sector and financial consumer rights protection, and would deepen the reform of its local financial regulatory mechanism. In addition, the PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, or the CBIRC, and avoid conducting any noncompliant activities under the applicable laws and regulations, such as illegal fund-raising, forming fund collection or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. For example, the Rules on Consumer Finance Companies came into effective on April 18 2024, and the Interim Measures for the Supervision and Administration of Microcredit Companies was issued and became effective on December 31, 2024. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance or microcredit companies. Ongoing reform of the financial regulatory system and developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online and offline consumption platforms like us, which could materially and adversely affect our business and operations.

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

The PRC Enterprise Income Tax Law generally imposes a uniform income tax rate of 25% on all enterprises, but grants preferential treatment to “High and New Technology Enterprises,” or HNTEs, pursuant to which HNTEs are instead subject to an income tax rate of 15% when they meet the conditions on preferential tax rate, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2022, one of our PRC subsidiaries obtained a qualification as HNTE for 2022, 2023 and 2024. In December 2025, the subsidiary renewed its qualification as HNTE for 2025, 2026 and 2027. In this regard, it was subject to 15% income tax rate in 2025.

Pursuant to the Circular on Income Tax Policies for “Software Enterprises Encouraged by the State” announced on April 23, 2021, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. One of our PRC subsidiaries was qualified as “Software Enterprise Encouraged by the State” from 2021. As a result, it is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprise Encouraged by the State” is subject to review by the relevant authorities every year.

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, two of our PRC subsidiaries are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, the two subsidiaries enjoy a preferential income tax rate of 15% from 2023 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15%. One of our PRC subsidiaries is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2027.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. However, on August 26, 2022, the PCAOB signed a Statement of Agreement with the CSRC and the Ministry of Finance to take the first step in opening up the PCAOB to inspections and investigations of accounting firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we have not been identified as a Commission-Identified Issuer under the HFCAA since we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F.

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

The online consumer financing industry in China is regulated. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of the Internet Finance, or the Guidelines, the Notice on Regulating and Rectifying “Cash Loan” Business in December 2017, or the Circular 141, the Interim Measures for the Administration of Commercial Banks on Online Lending issued in July 2020, and amended in June 2021 or the Commercial Banks Online Lending Measures, the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, the Announcement No. 3 issued by the People’s Bank of China on March 2021, and the Notice of Strengthening the Administration of the Internet Loan Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, or the Circular 14, issued by the CBIRC on July 12, 2022, the Rules on Consumer Finance Companies became effective on April 18, 2024, the Administrative Measures for Personal Loans became effective on July 1, 2024,the Notice on Developing Consumer Finance to Boost Consumption issued on March 17, 2025, the Notice on Strengthening the Management of Internet Loan Assistance Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services issued on April 1, 2025, which came into effect on October 1, 2025, the Guiding Opinions on Financial Support for Boosting and Expanding Consumption issued on June 19, 2025, Circular on Strengthening Commerce-Finance Synergy to Further Boost Consumption issued on December 12, 2025. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services.” We have adjusted, and may from time to time be required to make further adjustments to, our operations in order to maintain compliance with developments in laws and regulations. If laws and regulations that affect the industry where we operate are promulgated, some of which may undergo a process of starting with informal consultation or guidance, we may need to further adjust our operations to ensure compliance.

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

On April 1, 2025, the NFRA promulgated the Notice on Strengthening the Management of Internet Loan Assistance Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which came into effect on October 1, 2025 and requires that the comprehensive financing costs paid by borrowers for a single loan comply with relevant provisions, which effectively limits such comprehensive costs to an annualized rate of 24% under judicial protection. Consumer finance companies are required to implement the relevant provisions of the notice by reference. The notice may require further adjustments to our cooperation model with our funding partners and service providers, and may also affect our business operations, financial results and compliance strategy, particularly in relation to fee collection, information disclosure practices and credit risk control protocols.

On April 24, 2026, the People’s Bank of China, the Ministry of Industry and Information Technology, or the MIIT, the SAMR, the NFRA, the CSRC, the CNIPA, the CAC and the SAFE, jointly issued the Measures for the Online Marketing of Financial Products, which clarified the rights and responsibilities boundaries between financial institutions and third-party online platforms. To comply with the measures, we may be required to make relevant adjustments to our internal policies, system processes, marketing strategies, marketing behaviors and the arrangements with the institutional funding partners, which will increase our compliance costs and may adversely affect our business. Furthermore, if we fail to complete the necessary rectifications before the implementation date, we may face regulatory penalties, which could have a material adverse effect on our reputation, business, and results of operations.

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

The interest rate permitted to be charged on loans originated on our platform is subject to evolving PRC laws and regulations. On August 20, 2020, the Supreme People’s Court implemented a revised judicial interpretation, or the Private Lending Judicial Interpretations (2020 version), to amend and replace the prior 2015 version, pursuant to which the cap for the private lending interest rate was lowered such that any total annual interest rate (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or the LPR, as published on the 20th of each month will not be legally protected. For example, based on the LPR of 3% as published on December 22, 2025, such cap was 12%. The Private Lending Judicial Interpretations (2020 version) shall apply to the first-instance cases involving private lending disputes accepted by the people's courts after the implementation of such revised judicial interpretation.

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

However, the People’s Bank of China and the NFRA jointly issued the Guidelines on Comprehensive Financing Cost Management for Microcredit Companies (Circular 247) in December 2025, which mandates that where the comprehensive financing costs of new loans extended by microcredit companies exceed 24%, such companies shall be subject to regulatory oversight and are required to make prompt rectification. If such costs exceed four times the one-year LPR, they must be progressively reduced, and all microcredit companies are required to bring these costs down to within four times the one-year LPR by the end of 2027. Certain non-bank financial institutions engaged in consumer credit business may be managed by reference to Circular 247.

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

Meanwhile, pursuant to Commercial Banks Online Lending Measures, commercial banks shall clearly require in relevant written cooperation agreements that no cooperative institution, other than the insurance companies or institutions with guarantee qualifications, may charge borrowers any interest or fee in any form. The Provisions on Clear Disclosure of the Comprehensive Financing Cost of Personal Loan Business, which will come into effect on August 1, 2026, also stipulate that where installment payment business is handled in online consumption scenarios, the loan principal, installment arrangements, service fees charged, charging entities, the annualized comprehensive financing cost under normal performance, and contingent cost items and charging standards under breach scenarios shall be clearly displayed in a prominent manner on the payment page of the consumption order. It shall be clearly indicated that, apart from the cost items already disclosed, no other interest or fees will be charged.

In addition, due to the fact that the laws and regulations are evolving, it is uncertain whether any new PRC laws, regulations or rules will be adopted so that the interest and/or fees charged by licensed financial institutions or microcredit companies will be changed accordingly. If our microcredit company is subject to any newly adopted standards in the future, we may need to adjust the pricing of loans funded by our microcredit company or modify our business model. As of December 31, 2025, less than 0.6% of the outstanding loans that we facilitate are funded by our microcredit company.

Consequently, the PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. To ensure compliance with the caps, we may need to reduce the fees we charge to our institutional funding partners, subject to further negotiation with them. They may further lower the APR of their loans from time to time if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling, which may lead to a reduction in the number of our funding partners. If our funding partners or us are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the limits permitted by the relevant laws and regulations, or if the number of our funding partners decreases, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with our funding partners could be materially and adversely affected.

If we are unable to retain existing users or attract new users, or if we fail to meet the financial needs of our users as they evolve and are therefore unable to capture their long-term growth potential, our business and results of operations will be materially and adversely affected.

The volume of loans we originate has grown steadily over the past few years. From our inception in August 2013 through December 31, 2025, we cumulatively originated RMB1,531 billion (US$219 billion) in loans. In 2023, 2024 and 2025, we originated RMB250 billion, RMB212 billion and RMB205 billion (US$29.4 billion) in loans, respectively, for approximately 8.5 million, 8.2 million and 8.2 million active users. We strategically focus on serving young generation consumers in China between the ages of 23 and 40 and seek to capture their long-term growth potential. To maintain the growth momentum of our platform, we must continuously increase loan originations by retaining current users and attracting more users. If there is insufficient demand for our loan products, investors and institutional funding partners may not be able to deploy their funds in a timely or efficient manner, and may seek alternative investment opportunities. If there are insufficient commitments from institutional funding partners, users may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified users and sufficient commitments from institutional funding partners, we might not be able to increase our loan originations and operating revenue as we expect, and our business and results of operations may be adversely affected.

In addition, the success of our business depends on our ability to continue to serve our users’ growing credit needs as their consumption requirements change and their ability to repay loans increases with their increasing income. Moreover, we depend on repeat borrowing to cultivate user loyalty, accumulate user data and credit history, grow with our users and offer them better products and services. Around 86.8% of all active users on our platform were repeat users who had made at least one transaction on our platform before in the same year or in the previous year. If we fail to retain our existing users by offering products and services that cater to their evolving consumption needs, or if we fail to maintain or increase repeat borrowing on our platform, we may not be able to capture their long-term growth potential, and our business and results of operations may be adversely affected. If our connection with these payment tools is founded to be not fully compliant with relevant PRC laws and regulations on consumer finance protection, or if our other efforts in retaining existing users and attracting new users are challenged by other relevant existing or future laws and regulations or more strict enforcement, our ability to retain and attract users at efficient cost level may be materially and adversely affected.

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

The interpretation of relevant PRC laws and regulations are still evolving and their applicability to our business may be subject to changes in the future. For example, if a regulatory authority considers a trust funded from our own capital as involving the use of our own capital in lending, we may be deemed as a lender or a provider of financial services. In the event that we are subject to or be deemed to violate such PRC laws and regulations, we may be subject to certain administrative penalties, including the confiscation of illegal revenue, fines up to five times the amount of the illegal revenue and suspension of business operations. If we are deemed as a lender or a provider of financial services, our current service fees and various other fees charged to our users might be fully or partially deemed as interest, which shall be subject to the restrictions on interest rate as specified in applicable rules on private lending. Furthermore, On September 11, 2025, the National Financial Regulatory Administration promulgated the Measures for the Administration of Trust Companies, which came into force on January 1, 2026. The measures, among other things, prohibit trust companies from conducting "channel business" and require that trust companies must establish their own risk management systems. While we do not believe that our collaboration with trust companies constitute "channel business," there can be no assurance that the governmental authorities will not take a different view from ours, in which case we may not be able to adjust our business model with trust companies in a timely or cost-efficient matter, or at all.

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

The PRC Cybersecurity Law, which became effective in June 2017 and as amended in October 2025,created China’s first national-level data protection framework for “network operators.” It requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and address any issues caused by security failures.

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

On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which became effective from January 1, 2025. The Cyber Data Security Regulation stipulated certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further shed light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation required, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with relevant PRC regulations. However, as the Cyber Data Security Regulation provided no further explanation or interpretation for “affect or may affect national security,” if we were deemed having carried out any network data processing activities that “affect or may affect national security," we may be subject to the national security review under article 13 of the Cyber Data Security Regulation, failing which may subject us to fines, penalties, suspension of relevant business and revocation of relevant business permits, and thus our business operations may be adversely affected.

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

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. There is no assurance that the quality of our loan portfolio will remain at the current level or improve. In 2023, 2024 and 2025, we originated RMB250 billion, RMB212 billion and RMB205 billion (US$29.4 billion) in loans, respectively. As of December 31, 2023, 2024 and 2025, our outstanding principal balance of loans was approximately RMB124 billion, RMB110 billion and RMB96.6 billion (US$13.8 billion), respectively. Our financing receivables, net amounted to RMB4,145 million, RMB4,781 million and RMB5,618 million (US$803 million) as of December 31, 2023, 2024 and 2025, respectively. Our 90 day+ delinquency ratio was 2.9%, 3.6% and 3.1% as of December 31, 2023, 2024 and 2025, respectively.

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

The reputation of our brands is critical to our business and competitiveness. Any negative publicity, publicized incidents in connection with the use of our products or services and/or user complaints, whether or not we are negligent or at fault, including those relating to our management, business, compliance with the law, financial condition or prospects and our business operations related to campus online lending, whether with or without merit, could severely compromise our reputation and harm our business and operating results. Negative publicity associated with fabricated or malicious reports to the government authorities on our products or services made by competitors or our users may also adversely affect our brand image and reputation and undermine our trust and credibility.

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

We receive customer complaints in the ordinary course of our business and handle them in accordance with the terms and conditions of our platform and applicable laws and regulations. Historically, such complaints have not been material to our business. However, if customer complaints increase significantly in the future, whether as a result of factors beyond our control such as misunderstandings by customers or bad-faith complaint activities seeking improper gains, we may be required to devote additional resources to complaint handling and to further adjust our operations to satisfy regulatory requirements.

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

In addition, we have third-party sellers on our e-commerce platforms. We do not have as much control over the quality, storage and delivery of products sold directly on our online marketplace as we do over the products that we sell directly ourselves. If any third-party seller does not control the quality of the products that it sells on our e-commerce platforms, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations, we could face claims that we should be held liable for any losses or face product liability claims. We may also incur liability or become subject to administrative penalties for counterfeit or unauthorized products sold on our platforms, or for products sold on our platforms or content posted on our platforms that infringe on intellectual property rights, or for other misconduct, including carrying out fictitious transactions or deleting unfavorable comments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to E-Commerce” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Product Quality and Consumer Rights Protection.”

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

We are required to obtain various licenses and permits from different regulatory authorities in order to distribute certain categories of products on our website. We have made efforts to obtain all the applicable licenses and permits, but due to the large number and variety of products sold on our websites, we may not always be able to do so, and we may be penalized by governmental authorities for selling products without proper licenses. As we increase our product selection, we may also become subject to new or existing laws and regulations that did not affect us before. Furthermore, we do not directly own the websites or mobile internet applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, which may result in significantly disruptions to our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us. We are also required to obtain certain licenses and permits for our online consumer financing and microcredit services. See “Item 3. Key Information—D. Risk Factors—The laws and regulations governing the online consumer finance industry in China are developing and evolving, and our business operations have been and may need to continue to be modified to ensure full compliance with relevant laws and regulations.”

Our online consumer finance platform, Fenqile, operated by Shenzhen Fenqile, has obtained certain value-added telecommunications service license for the operation of domestic call center service in May 2022, which will remain valid until May 2027, and certain value-added telecommunications service license for online data processing and transaction processing in July 2019, which will remain valid until July 2029. It is uncertain if the variable interest entities and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Investment Restrictions.” If the PRC government determines that we are operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the relevant parts of our business or to impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

In addition, the Measures for the Supervision and Administration of Online Transactions which became effective on May 1, 2021 specify that online transaction operators, as well as online platform operators, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders. Such unfair competition conducts include, but are not limited to, carrying out any fictitious transactions and making up user evaluations. Furthermore, on June 27, 2025, the National People’s Congress Standing Committee implemented a newly amended Anti-unfair Competition Law of the PRC which stipulates that business operators shall not, (i) use data, algorithms, technology, platform rules, or the like to influence user choices or otherwise engage in certain conduct that obstructs or disrupts the normal operation of network products or services lawfully provided by other business operators, (ii) by means of fraud, coercion, circumvention, sabotage of technical or management measures, or other improper methods, obtain or use data lawfully held by other business operators, thereby harming their lawful rights and interests and disrupting the order of market competition, and (iii) abuse platform rules to directly, or by instructing others to, carry out fictitious transactions, fabricate reviews, or initiate malicious product returns against other business operators, thereby harming their lawful rights and interests and disrupting the order of market competition.

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

Our subscribing services are evolving, and we may be subject to operational risks in the launch and promotion of the subscribing services that are not fully foreseen. We may also be subject to potential regulatory and compliance risks if the relevant laws, regulations and their interpretations change from time to time, which may adversely and materially affect our results of operations and financial condition.

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

We incurred net losses in the past while we had net incomes since 2017. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract potential users, investors and partners, and further enhance and develop product and service offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our operating revenue sufficiently to offset these higher expenses. We strategically focus on serving young generation consumers and seek to capture their long-term growth potential. To the extent we are unable to execute this strategy or if we are unable to generate increased revenue on repeat users, we may not continue to generate net income. Our 90 day+ delinquency ratio was 2.9%, 3.6% and 3.1% as of December 31, 2023, 2024 and 2025, respectively. If our charge-off rates were to increase in the future, we may incur losses. We have also adopted, and may continue to adopt, accounting standards that affect our net income. If any of the foregoing occurs, we may incur net losses again and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

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

Our performance is largely dependent on talented and highly-skilled individuals. Our future success depends on our continuing ability to identify, develop, motivate, and retain highly-skilled personnel. We have adopted share incentive plans to provide additional incentives in the forms of low and nominally priced share options, restricted share units and other types of awards to employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for a detailed discussion. For the years ended December 31, 2023, 2024 and 2025, we recorded an aggregate of RMB117.9 million, RMB94.6 million and RMB96.2 million (US$13.8 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

For example, the PRC Cybersecurity Law, which originally took effect in June 2017 and as amended in October 2025, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. In addition, the SAMR and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273¬2020) in March 2020, which took effect in October 2020. Pursuant to this standard, the personal data controller refers to entities or persons who are authorized to determine the purposes and means for processing personal information. The personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. In addition, the Data Security Law and the PIPL became effective on September 1, 2021 and on November 1, 2021, respectively, and a draft of the Interim Provisions on the Protection and Management of Personal Information of Mobile Internet Applications was published to solicit public comments on April 26, 2021. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security.”

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

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on certain products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound foreign direct investment review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rules. The Outbound Investment Rules took effect on January 2, 2025. The Outbound Investment Rules target investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rules, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The Outbound Investment Rules exclude some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The Outbound Investment Rules may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. We do not believe LexinFintech Holdings Ltd. would be defined as “covered foreign person” under the Outbound Investment Rules, because we do not engage in a “covered activity” (as defined in the Outbound Investment Rules) or otherwise meet the definition of “covered foreign person” provided in the Outbound Investment Rules. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the Outbound Investment Rules. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the Outbound Investment Rules and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rules or the introduction of similar regulations. In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Further, because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.

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

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by the PRC laws and regulations to pay various statutory employee benefits, including pension, housing provident fund, medical insurance, on-the-job injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If our labor costs, including wages and employee benefits, rise in the future, we would have to control them or pass these increased labor costs to our users by increasing the fees of our services, and our financial condition and results of operations may be adversely affected.

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

The consumer financing industry is sensitive to general economic changes that affect consumer confidence, and any slowing in growth rate or general or perceived economic downturn in China may negatively impact our business. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence. In recent years, the global macroeconomic environment was facing challenges. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have hightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. The growth of China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade and political tension between the two countries. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business and financial condition.

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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares in any event. As of February 28, 2026, Mr. Jay Wenjie Xiao, the beneficial owner of our Class B ordinary shares, beneficially owns 74.82% of the aggregate voting power of our company. As a result, Mr. Jay Wenjie Xiao will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any non-affiliates of such shareholder, or upon a change of control of the shareholder who holds the Class B ordinary share, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. If at any time Mr. Jay Wenjie Xiao and his affiliates collectively hold less than five percent (5%) of our issued and outstanding shares, each Class B ordinary share will automatically be re-designated into one Class A ordinary share without any action being required by the holders of Class B ordinary shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and no Class B ordinary shares shall be issued by us thereafter. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of February 28, 2026, we had 258,234,320 Class A ordinary shares outstanding, including 235,110,848 Class A ordinary shares represented by ADSs. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of the ADSs could decline.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from the memorandum and articles of association, the register of mortgages and charges and special resolutions of shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our sixth amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As of February 28, 2026, our directors and officers collectively own an aggregate of 75.1% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

We will be a “passive foreign investment company” (“PFIC”) for a taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their respective subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income and assets is treated as active solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income and assets for purposes of the PFIC determination. Based on the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025. There can be no assurances that we will not be a PFIC for the current taxable year or any future year, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce or are held for the production of active income.

If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. holders hold our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. holders even if we do not satisfy either the income test or the asset test in any subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

B. Business Overview
Overview

We are a leading consumer finance technology company in China with a decade-long operating history. Upholding financial risk management as our operational cornerstone, we strive to apply advanced technologies such as AI and big data to form an online risk assessment and management system based on quantitative decision-making. Leveraging Lexin’s unique consumption ecosystem that integrates online consumer financing, offline inclusive financing, fintech empowerment services, and e-commerce platforms, we efficiently connect financial institutions with consumers through technology and financial services, offering convenient and speedy finance services to young generation consumers in China.

With our technology capabilities, our offerings to financial partners span from multi-channel online intelligent marketing and customer acquisition, offline channel customer acquisition, product design and operation for diversified consumer financing and inclusive financing, customer risk assessment and operation, and post-loan services for loan products. Our core competencies include:

•
Unique Lexin consumption ecosystem that integrates online consumer financing, offline inclusive financing, fintech empowerment services, and e-commerce platforms, fostering mutual collaboration and synergy;
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

We provide a wide array of credit services, including credit facilitation service, tech-empowerment service, and installment e-commerce platform service. Meanwhile, we provide diversified services to financial institutions including credit assessment, operation system upgrades, user acquisition services and guarantee services utilizing state-of-the-art technologies including big data, advanced computing and artificial intelligence.

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

Credit facilitation service

Aiming to meet underserved consumers’ credit needs, we apply AI-based matching technology on our Fenqile platform to match consumers having various credit profiles with financial institutions, such as customer acquisition, preliminary credit screening, and loan collections to facilitate the transactions. The loan products offered under our credit facilitation service are primarily funded by our funding partners, our consolidated trusts, asset-backed securitized debts and our microcredit company. We also provide guarantee services through our financing guarantee companies, and cooperate with other third-party financing guarantee companies and/or commercial insurance companies to provide guarantee and insurance services to our borrowers. We are required to provide risk safeguard measures or a deposit as indemnity to these third-parties in the event of default by our borrowers. Moreover, under our new fintech empowerment model, we work with internet super-platforms and banking partners where we assist the banking partners with customer risk assessment and assume the corresponding credit risk.

Tech-empowerment service

We offer a comprehensive set of tailored technology solutions at various stages of the credit facilitation process to match the diverse needs of our financial institution partners and third parties such as loan facilitation platforms and insurance companies, including customer acquisition, credit assessment, operations and post-loan services. We also offer subscription services to our customers to enhance their experience. Our tech-empowerment service primarily includes profit-sharing model, referral model, intelligent credit platform model and subscription services. Our tech-empowerment service generated approximately 16% of total loan originations in 2025. We historically provided Fintech SaaS technology services for financial institutions, which were discontinued in 2025.

Profit-sharing model

Our profit-sharing model focuses on providing technology solutions to our financial institution partners throughout the entire credit facilitation process between potential borrowers and the institutional funding partners, such as customer acquisition, credit assessment, and post-loan collection services. Under the profit-sharing model, we take no or very limited credit risk on the borrowers’ principals and interests and charge the financial institutions a service fee at a pre-set percentage of the agreed-upon interests. As of December 31, 2025, we have worked with a total of 58 institutional funding partners under this model.

Referral model

We refer potential customers to our institutional funding partners under our referral model. For other lending platforms, we refer a portion of our customers to them and charge referral fees. For insurance companies, we direct our customers to them through advertisements and earn referral fees from the insurance companies. In all cases, our referral services do not involve any principal risk exposure.

Intelligent credit platform model

In addition to providing user acquisition and matching, initial credit screening, and post-loan services to our institutional funding partners, we refer users on our platform for whom we may temporarily not in an appropriate position to provide services to other third-parties and charge service fees. Since 2024, we have been building our innovative intelligent credit platform (ICP) within the Fenqile app, leveraging big data and cloud computing technologies to match certain borrowers with financial institutions. For customers who are out of our risk preference range, we refer them to financial partners including financial guarantee companies and funding partners with complementary risk preferences. For loans facilitated through the ICP, we do not bear principal risk and typically charge service fees or a share of interests from the funding financial institutions. We ceased such business in October 2025 in compliance with the regulatory updates.

Subscription services

We offer subscription services to subscribing users, offering benefits such as coupon for membership of third-party platforms, product vouchers and virtual gifts of our installment e-commerce platforms, and generate revenues from such subscription services.

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

Our Users

Our target user base is focused on consumers in China between the ages of 23 and 40 with high growth potential and premium credit profiles. As of December 31, 2025, the total number of our registered users reached 245 million, and users with credit line reached 51 million, among whom over 87% are aged between 23 and 40 years old. We are committed to identifying the needs of our consumers for credit services at different life stages and facilitate to provide financial services within their reach. Relying on our efficient risk management systems, we provide customized services and products to our borrowers based on their credit needs and risk profiles through diversified financing channels. The number of our cumulative active users reached 37.3 million in 2025. As their consumer finance service provider, we grow alongside our users since they are young and win their recognition and loyalty over years of services. In addition to credit services, we also help our users fulfill various consumption needs through our installment e-commerce platform. As of December 31, 2025, over 35% of our active users have used more than one of our products.

Products for Users

We offer diversified and differentiated products and services to meet various demands from our users. Our products include installment loan products and installment purchase products for personal consumption.

On Fenqile, we offer credit lines to qualified users for their various daily use. We gain insight about our users based on big data and AI technology to adequately identify and meet their individual needs, offering unsecured credit products with various amounts, maturity, interest rates, and repayment methods for users’ selection.

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

Users approved for our credit line are eligible to apply for personal installment loans with credit terms generally ranging from 1 to 24 months. Users can have multiple installment loans outstanding as long as the aggregated outstanding balance does not exceed the credit limit available. Users may use installment loans to obtain cash or to finance purchases on our marketplace through our e-commerce channel.

We offer a range of consumer finance products designed to address different customer needs across credit profiles and use scenarios. Our core products include Flexible Loan, an installment loan product that provides flexible credit lines and fast disbursement to meet customers’ short-term liquidity needs. In addition to the main Fenqile installment purchase products, we offer Fenqile Inclusive, which is designed to serve a broader customer base, including small and micro enterprises (SMEs) as well as individual micro-merchants and underserved customers for their working capital needs, with accessible and flexible installment products. We also operate an e-commerce platform where users can purchase in lump-sum or installment their favorite products, such as cell phones, electronics, trendy apparels, cosmetics and daily necessities.

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

We also continued to optimize our offline user acquisition channels and achieved growth of 16.0% in transaction volume per order in 2025 compared to 2024.

Along with improving user acquisition ability and efficiency, we further refined the credit rating system of our existing user cohorts through data and model optimization, as a result we are able to improve identification of premium users and effectively explore and satisfy the needs of different user cohorts with customized operating strategies, and significantly enhanced user satisfaction and retention. The average GMV generated by one existing active user was flat year-over-year in 2025.

We also provide our users with a wide variety of products and superior user experience through our e-commerce platform, which significantly enhances our user retention. We have further expanded and enriched the offerings in the existing categories and brands of products offered on the platform, such as cosmetic products, trendy apparels, and daily necessities, enabling young customers to meet their increasing daily consumption needs on our e-commerce platform. In 2025, our total GMV increased by 110% and e-commerce GMV per active user increased by 36.7% on a year-over-year basis from 2024.

Our Institutional Customers and Partners

We benefit from our position of having diversified funding sources. We primarily finance the loans to users through funding provided by commercial banks, consumer finance companies and other licensed financial institutions as well as through the establishment of consolidated trusts and issuance of asset-backed securities. We refer to these funding sources collectively as our institutional funding partners. In 2025, institutional funding accounted for 100% of our newly funded loans.

We had cumulatively served over 180 funding partners as of December 31, 2025. The outstanding balance of funds provided by institutional funding partners was RMB114 billion and RMB89.7 billion (US$12.8 billion) respectively as of December 31, 2024 and December 31, 2025.

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

We previously offered credit digitalization solutions to our institutional funding partners, providing digitalized solutions throughout the credit process of loan products, including channel co-building, product co-developing, joint risk management, whole life cycle operation and customer service. We discontinued this legacy credit digitalization business in the third quarter of 2025.

Starting from the third quarter of 2025, we launched our new digital technology services, under which we provide risk management empowerment services to banking partners and offer full guarantees on loans facilitated under this cooperation model through our guarantee company. Under this new model, the banking partners utilize their own channels, customers and loan products, while we solely provide risk management and guarantee services.

Our Continuously Enhanced Risk Management Capabilities

We have comprehensively strengthened our risk management framework, focusing on the following three key areas: data and model development, risk control system construction, and intelligent tool development.

Data and Model Development

By continuously introducing high-quality data sources and iteratively optimizing our algorithms, we have enhanced our core risk identification capabilities and our ability to navigate risk volatility. Specifically, we continuously incorporate qualification profiling data, such as aviation and travel records, occupation information, and social security data, to improve our ability to identify premium customers. By establishing a full-lifecycle data management platform, we more agilely identified and phased out ineffective or low quality data, reducing noises in decision-making and significantly improving data effectiveness. In terms of modeling, we established and refined a holistic model system that combines business insights with advanced algorithms such as causal inference and survival analysis, which significantly enhanced our models' efficacy in risk identification and business growth.

Risk Control System Construction

By refining both negative and positive strategies, we strengthened our ability to manage high-risk customer segments while enhancing our operational system for premium customers, effectively addressing risk volatility caused by industry uncertainties. For high-risk customers, we strengthened negative strategies, implementing timely transaction controls and phase-out disposals for those with significantly rising risk profiles. For premium customers, we further optimized credit limits, pricing, and repayment strategies to continuously enhance the competitiveness of our offerings. We also improved customer satisfaction and retention rates through personalized, real-time re-offers and exclusive dedicated one-on-one services, thereby optimizing our overall asset structure.

Intelligent Tool Development

We continuously advanced the deep integration of intelligent risk control tools with large AI models, making significant progress in building a next-generation intelligent risk control system. In strategy application, we utilized large AI models to create "strategy agents," achieving full-process automation and intelligence—from audience selection and homogeneous group segmentation to strategy generation and performance evaluation. This paradigm shift from a quantitative-driven to AI-driven approach has significantly improved both the efficiency and effectiveness of credit limit decisions. In data support, we achieved configurable management across the entire process—from data ingestion and processing to business application. This established a unified, flexible, and scalable data support system, providing a consistent and reliable data foundation for pre-loan approval, in-loan monitoring, and post-loan management.

Technology and Security

Technology has been our driving force and core competency. Our business success and growth of operation results sit on our strong technological capabilities and innovations. Our research and development expenses in 2025 amounted to RMB595 million (US$85.1 million), representing 4.5% of our operating revenue in 2025 and a year-on-year increase by 3.0%. Our strong commitments to technology and research and development talents, as well as abundant investments in research and development resources have empowered us to maintain our industry-leading technology capabilities, which have laid a solid foundation for our seamless user experience, continuous improvement in operational efficiency, robust information security of our platform, and various innovative initiatives.

Data Security Management and Capability

In 2025, we have continued to enhance our data security management framework covering the full data lifecycle, including data collection, transmission, storage, usage, sharing and disposal, to ensure that all data processing activities meet applicable compliance and audit requirements. We conduct regular security training, scenario-based drills and performance assessments to strengthen our employees’ ability to identify risks, prevent data leakage and respond to security incidents.

Our security framework has evolved from a static, rule-based approach to a more proactive model driven by dynamic behavioral monitoring. Leveraging our security operation management platform and the analytical capabilities of large language models, we are able to perform business-contextual analysis of data access activities and identify high-risk behaviors involving sensitive data with greater precision. Through a multi-layered defense system spanning cloud, endpoint and network boundaries, and the use of encryption, dynamic data masking, data isolation and data loss prevention technologies, we seek to safeguard the integrity, availability and confidentiality of our data.

Benefiting from our continued investment in data protection and governance, we have maintained a straight record of zero leakage in data security. In 2025, our systems intercepted over 560 million potential data security threats, effectively defending against typical cyberattacks in particular, which we believe further strengthened the foundation supporting our business operations and innovation.

Risk Management Technology System

We continue to enhance our risk management system with a focus on improving intelligence, automation and precision. We have introduced intelligent strategy tools that utilize AI technologies to support automated rule recommendations, assist risk management personnel in reviewing and optimizing historical strategies, and conduct ongoing portfolio-level risk monitoring and early warning. These tools improve both the efficiency and accuracy of risk strategy management and enable faster responses to evolving business conditions.

In addition, we have developed a unified feature platform that enables efficient processing and centralized management of risk-related features, providing flexible and reusable data assets for strategy development. We have also implemented an intelligent supplemental verification system, which automatically identifies and processes additional user information for credit enhancement purposes, improving both risk identification accuracy and user experience.

These enhancements address prior limitations, such as fragmented feature management, reliance on manual strategy development and limited user verification channels. As a result, our risk management system has become more real-time, flexible and scalable. We believe these capabilities also provide a solid foundation for further advancement of intelligent risk management, including automated strategy generation, automated data mining and performance tracking.

Data-Driven and Refined Marketing System

Leveraging our customer data platform, we analyze user data to develop detailed user profiles, enabling refined user segmentation strategies and tailored marketing programs based on user behavior, preferences and historical transaction data. Through our strategy simulation system, we model and predict the performance of different marketing strategies, allowing our operational teams to configure and adjust strategies more effectively through visualized tools. We also utilize AI models to identify optimal timing for user engagement, which we believe enhances user experience and improves marketing effectiveness. By integrating with our experimentation platform and leveraging experimental data, we continuously test and refine product features and user experience to better align with user needs. In addition, through the integration of our campaign management platform and real-time analytics capabilities, we monitor key business metrics, user behavior and conversion performance, enabling timely evaluation of marketing effectiveness and rapid adjustment of strategies. Through these ongoing iterations, we continue to enhance the efficiency and intelligence of our marketing activities and move toward more data-driven decision-making and marketing automation.

Efficiency Enhancement and Compliance Framework

We have integrated AI capabilities, including large language models and AI agents, into various aspects of our operations to enhance user experience, improve operational efficiency and support compliance. On the user-facing side, AI technologies enable more natural human-machine interactions and more accurate matching of user needs, transforming user engagement from passive responses to more proactive and predictive interactions. In our risk management processes, AI-powered tools have improved both efficiency and accuracy of risk identification. At the strategy level, AI-enabled systems support the generation of differentiated risk strategies by analyzing multi-dimensional user data, and facilitate continuous optimization and evaluation of strategies across the full lifecycle. In our compliance and quality control processes, AI-assisted systems enhance semantic understanding and multi-modal analysis capabilities, improving coverage and accuracy of compliance reviews. In user operations, AI-enabled tools assist users in completing certain processes through intelligent interactions, improving user experience while reducing manual workload and supporting risk control objectives.

In customer service, AI agents have become an important component of our service infrastructure. These systems provide efficient and accurate responses to user inquiries, significantly improving service efficiency and user satisfaction. Currently, AI-powered customer service handles a substantial portion of daily user inquiries, reducing reliance on manual support while improving response time and service quality.

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

Comparing to the two segments above, the market for fintech empowerment services is at an early stage of a more tech-intensive and capability-driven market. There are players with business covering certain parts of services to financial institutions such as customer acquisition. Our fintech empowerment service is able to compete favorably by leveraging technological capabilities and business experience accumulated in the credit service sector and providing services that better address the demands of the financial institutions.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 257 patents in China and have applied for 289 additional patents with the PRC State Intellectual Property Office. We have registered 252 software copyrights and 31 copyrights for artworks with the PRC National Copyright Administration. We have 205 registered domain names, including lexin.com, lexinfintech.com, and fenqile.com. As of the date of this annual report, we had 520 registered trademarks, including our “ ,” “,” and “” trademarks.

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

Regulations Relating to Foreign Investment Restrictions

The PRC Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the PRC Company Law. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the third revised Company Law, which made further amendments such as improving the company’s establishment and exit system, optimizing the company’s organizational structure, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc., and has taken effect on July 1, 2024. Unless otherwise provided in the PRC Foreign Investment Law, the provisions of the Company Law shall prevail. With respect to the period for payment of the registered capital, pursuant to the latest revised Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the establishment date of the PRC limited liability company, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council issued the Regulations of the State Council on the Implementation of the Registered Capital Registration Management System of the “ Company Law of the People’s Republic of China”, which further specified the detailed requirements and measures of the registration and management of registered capital under the latest revised Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their time limit for capital contribution.

In March 2019, the National People’s Congress passed the PRC Foreign Investment Law, which became effective in January 2020. The PRC Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Laws on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC. In December 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which became effective in January 2020 and further clarified and elaborated the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and its implementation regulations embody the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, including, among other things:

•
Negative List. Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Encouraged Industries for Foreign Investment (Edition 2025), was promulgated by the Ministry of Commerce and the NDRC in December 2025 and came into effect on February 1, 2026, and the 2024 Negative List, was promulgated by the Ministry of Commerce and the NDRC in September 2024 and became effective on in November 2024. The Foreign Investment Law reiterates and officially establishes the pre-access national treatment plus negative list management system for foreign investment. The negative list, in a unified manner, lists the restrictive measures for the entry of foreign investment. It further expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. In addition, industries such as value-added telecommunication services (except e-commerce, domestic multi-party communications services, store-and-forward service and call center service), including internet information services, are still restricted from foreign investment pursuant to the 2024 Negative List. We provide the value-added telecommunication services that are restricted to foreign investment through the consolidated variable interest entities.
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

On January 22, 2021, the CAC promulgated the amended Administrative Provisions on the Information Services Provided through Official Accounts of Internet Users, effective from February 22, 2021, further clarifies that the providers shall assume primary responsibility for establishing, improving and strictly implementing user registration, information content verification, emergency response, cybersecurity, data security, personal information protections, intellectual properties protections, credit assessment and other administration system. The providers shall take measures such as compound verification to authenticate the identification information of registered users based on mobile phone number, organization code, identity card number, etc., and the providers shall not serve users who fail to provide their real identity information or make false registration. In addition, the providers shall mark the verified official accounts and publicize the content category, the name of the operator, the registered operation address, the organization code, contact information and other registration information according to different natures of the users. If any official accounts violate the laws and regulations, the providers shall take appropriate measures to stop any such violations, such as, notifying the user to make corrections, restricting account functions, suspending information update, stopping advertising, closing or canceling accounts, keep relevant records and promptly report to the competent authorities.

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

On April 1, 2025, the NFRA promulgated the Notice on Strengthening the Management of Internet Loan Assistance Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which came into effect on October 1, 2025. The notice reinforces the head office’s responsibility for managing internet loan facilitation, sets clear entry requirements for platform operators and credit enhancement service providers, and emphasizes that commercial banks must adhere to the principles of centralized management by head offices, alignment of authority and responsibilities with benefits, reasonable risk pricing, and appropriate business scale when conducting internet loan assistance business. It further stipulates that (i) a commercial bank shall specify platform and credit enhancement service fees standards and ranges in agreements, include the latter in borrowers’ total financing costs, and specify the overall cost range; a platform operator shall not charge borrowers any interest or fees and a credit enhancement service provider must not inflate credit enhancement service rates through disguised charges such as consulting or advisory fees; (ii) the total financing cost paid by borrowers for each loan shall comply with the relevant provisions of the Opinions of the Supreme People’s Court on Further Strengthening Financial Trial Work; a commercial bank and its internet loan facilitation partner shall fully disclose key information to borrowers, and shall not charge any fees other than those explicitly disclosed; (iii) a commercial bank shall maintain and disclose an official list of approved platform and credit enhancement partners, and shall not cooperate with unlisted entities; if a commercial bank pays cooperation fees based on a proportion of the actual interest received from the loan, the payment schedule shall be aligned with the loan principal repayment schedule; and (iv) a commercial bank shall include the credit enhancement balances provided by credit enhancement service providers under unified credit management and assess their compensation capacity at least on a quarterly basis.

On March 17, 2025, the NFRA issued the Notice on Developing Consumer Finance to Boost Consumption, which stipulated several measures to guide financial institutions in actively supporting consumption enhancement, including: (i) with respect to the customers with good creditworthiness large-sum consumption needs, the maximum limit for self-disbursement of personal consumption loans may be increased on a temporary basis from RMB 300,000 to RMB 500,000, and the maximum limit for personal online consumption loans may be increased on a temporary basis from RMB 200,000 to RMB 300,000; (ii) with respect to the customers with long-term consumption needs, the loan tenure of personal consumption loans granted by commercial banks may be extended on a temporary basis from a maximum of five years to a maximum of seven years.

On June 19, 2025, the People’s Bank of China, the NDRC, the Ministry of Finance, the Ministry of Commerce, the NFRA, and the CSRC jointly issued the Guiding Opinions on Financial Support for Boosting and Expanding Consumption. The Guiding Opinions on Financial Support for Boosting and Expanding Consumption provides that in order to strengthen the credit supply for goods and services consumption and better meet financing needs in consumption sectors, financial institutions shall serve as the primary channel of credit support, promote the integration of internet and big data technologies with consumer finance, streamline the application, approval and disbursement processes for online consumer credit products and enhance the accessibility of consumer financing.

On December 12, 2025, the Ministry of Commerce, the People’s Bank of China and the NFRA jointly issued a Circular on Strengthening Commerce-Finance Synergy to Further Boost Consumption, which stipulates measures to guide financial institutions to intensify support for key consumption sectors, including: calibrating loan disbursement ratios, tenors, and interest rates based on repayment capacity and creditworthiness, implementing differentiated policies for personal consumption loan limits, maturities and pricing, and expediting the expansion of personal consumption loan business.

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

On March 15, 2026, the NFRA and the People’s Bank of China jointly issued the Provisions on Clear Disclosure of the Comprehensive Financing Cost of Personal Loan Business, which will come into effect on August 1, 2026, stipulate that: (i) when conducting personal loan business, lenders shall present a disclosure statement of comprehensive financing costs to borrowers; (ii) where installment payment business is handled in online consumption scenarios, the loan principal, installment arrangements, service fees charged, charging entities, the annualized comprehensive financing cost under normal performance, and contingent cost items and charging standards under breach scenarios shall be clearly displayed in a prominent manner on the payment page of the consumption order. Meanwhile, it shall be clearly indicated that, apart from the cost items already disclosed, no other interest or fees will be charged; (iii) in cooperation agreements signed with cooperating institutions, lenders shall clearly specify the responsibilities and obligations of all parties in implementing the requirements for the disclosure of the comprehensive financing cost. Lenders shall strengthen the management of cooperating institutions and promptly take corrective measures against violations or breaches by cooperating institutions, and if the circumstances are serious, lenders shall take measures such as terminating cooperation, recovering losses in accordance with the law, and pursuing legal liability; (iv) the term “lenders” as referred to in these Provisions means financial institutions and local financial organizations such as commercial banks, rural cooperative banks, rural credit cooperatives, auto finance companies, consumer finance companies, finance companies of enterprise groups, trust companies, and microloan companies. “Cooperating institutions” means third-party institutions that cooperate with lenders in carrying out personal loan business in areas such as marketing and customer acquisition, guarantee and credit enhancement.

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

To further clarify the criminal liability and punishments relating to illegal loan facilitation, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Opinions on Several Issues Concerning Handling Criminal Cases involving Illegal Loan Lending in July 2019, which became effective in October 2019. Pursuant to these opinions, anyone who illegally offers loans to unspecific targets (including entities and individuals) in the society for profit-making purposes without the approval by the regulatory authorities or beyond its business scope ten times or more within two years, which disturbs the financial market order and involves serious circumstances, shall be convicted of the crime of illegal business operation and punished accordingly in accordance with the PRC Criminal Law. These opinions also clarified that, to involve “serious circumstances,” the illegal lendings shall fulfill the condition that the actual annual interest rate exceeds 36%, provided that the introduction fee, consulting fee, management fee, overdue interest and liquidated damages shall be included in the calculation of actual annual interest rate.

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

Regulations Relating to Microcredit

The Guidance on the Pilot Establishment of Microcredit Companies jointly promulgated by the CBIRC and the People’s Bank of China in May 2008 allows provincial governments to approve the establishment of microcredit companies on a test basis. Based on this guidance, many provincial governments in China, including that of Jiangxi Province, promulgated local implementation rules on the administration of microcredit companies. For example, Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, promulgated Implementation Rules for the Supervision and Administration of Microcredit Companies in Jiangxi Province in January 2026, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the microcredit companies, in accordance with which, among other requirements, (i) the microfinance companies are prohibited from engaging in deposit taking activities from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities.

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

In December 2025, the People’s Bank of China and the NFRA jointly issued the Guidelines on Comprehensive Financing Cost Management for Microcredit Companies, or Circular 247, and the Q&A on the implementation of Circular 247 (the “Q&A”). To promote the reduction of comprehensive financing costs for loans by the microcredit companies, the Circular 247 stipulates that: (i) local financial regulatory authorities shall guide microcredit companies to disclose the comprehensive financing costs to borrowers prior to the execution of loan agreements. Comprehensive financing costs refer to interest and fees borne by the borrower directly related to the loan business, including but not limited to loan interest, guarantee fees, and insurance premiums. Such costs shall be disclosed in annualized form, specifying the fee items, charging standards, and the entities who collecting such costs. No other forms of interest or fees shall be charged to borrowers; (ii) local financial regulatory authorities shall guide microcredit companies to strictly comply with applicable laws and regulations regarding the comprehensive financing costs of newly issued loans. Where such costs exceed 24%, local financial regulatory authorities shall take regulatory measures in accordance with the Interim Measures for the Supervision and Administration of Microcredit Companies, urge the microcredit companies to make immediate rectification, and concurrently, share information regarding such violation with the relevant local branch of the People’s Bank of China in a timely manner, to be integrated into the dynamic management for access to the credit reference system; (iii) where comprehensive financing costs of newly issued loans exceed four times the one-year Loan Prime Rate (LPR), local financial regulatory authorities shall take regulatory measures under the Interim Measures for the Supervision and Administration of Microcredit Companies to guide microcredit companies in gradually reducing the comprehensive financing cost of newly issued loans. For microcredit companies with larger scales and sound operations, regulatory authorities may appropriately intensify guidance, leading large companies to play a demonstrative role and drive the development of smaller ones. In principle, all microcredit companies shall reduce such costs to within four times the one-year LPR by the end of 2027; (iv) from 2026, local financial regulatory authorities shall, by year-end, assess progress and effectiveness in reducing comprehensive financing costs of newly issued loans (including cost levels, regulatory measures, and supportive policies), and evaluate feasibility of achieving the target of capping such costs at four times the one-year LPR. The Q&A further clarifies: (i) in principle, by the end of 2026, the proportion of newly issued loans with comprehensive financing costs exceeding four times the one-year LPR shall drop significantly; by the end of 2027, all such costs of newly issued loans shall be capped at four times the one-year LPR; (ii) certain non-bank financial institutions engaged in consumer credit business may be managed by reference to Circular 247.

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

Shenzhen Lexin Financing Guarantee Co., Ltd., one of subsidiaries of Shenzhen Fenqile, through which we provide the guarantee to our borrowers on our e-commerce channel for the loan provided by our institutional funding partners on our platform, has obtained the license to conduct financing guarantee business in September 2017. The license was re-issued in July 2025, and the paid-in capital set forth therein is equal to RMB1.0 billion. Meanwhile, Ganjiang New Area Mengtian Financing Guarantee Co., Ltd., a subsidiary established by Mengtian Technology, has obtained the license to conduct financing guarantee business in October 2019. The license was re-issued in August 2024, and the registered capital set forth therein is equal to RMB1.0 billion. In addition, Hainan Xinchuang Aurora Financing Guarantee Co., Ltd., a subsidiary established by Beihai Aurora has obtained the license to conduct financing guarantee business in July 2023, and the paid-in capital set forth therein is equal to RMB1.0 billion.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which originally took effect on June 1, 2017 and was amended on October 28, 2025. In accordance with the PRC Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

In addition, in 2025, the CAC issued a few regulations for public comments related to personal information protection including the Administrative Measures for the Compliance Audit of Personal Information Protection, which states that such measures shall apply to the regular compliance audits of personal information protection by personal information processors, or the compliance audits of their personal information processing activities by a specialized agency entrusted by such processors as required by the authorities performing duties of personal information protection, as well as the supervision and administration of compliance audits of personal information protection, and the Administrative Measures on the Application Security of Facial Recognition Technology, which states that (i) users of facial recognition technology shall, when processing facial information, make assessment n the impact of personal information protection in advance and record the processing, and (ii) any user of facial recognition technology that stores the facial information of more than 100,000 people shall submit the filings with the local cyberspace authority at the prefectural level or above within 30 working days, both took effect in 2025.

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

On March 18, 2025, the Administrative Regulations on Internet Transactions (2025 revised) were released by the SAMR and took into effective on May 1, 2025, which are the supplementary rules to the E-Commerce Law. Pursuant to the Administrative Regulations on Internet Transactions, any online business operator who conducts online sales or provides service through online social networking platforms or online live-broadcasting platforms, should comply with both the E-Commerce Law and the Administrative Regulations on Internet Transactions (2025 revised). We are subject to these measures as a result of our online direct sales and online marketplace.

On June 27, 2025, the National People’s Congress Standing Committee implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers or other business operators, shall not assist other business operators in conducting false or misleading commercial promotions through means such as organizing fictious transactions or fabricating reviews. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine of not more than RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

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

On April 24, 2026, eight departments including the People’s Bank of China jointly issued the Measures for the Online Marketing of Financial Products, which will take effect on September 30, 2026, stipulating that: (1) Financial institutions shall conduct online marketing of financial products within the scope of business permitted by financial regulatory authorities, and shall prominently indicate that the financial products are only available to customers within the licensed region. Financial institutions subject to regional operating restrictions shall, in accordance with the standards set by financial regulatory authorities, identify and verify the location of customers, and provide financial products only to customers in their registered place and in regions where they have established branches; (2) Where a third-party internet platform provides forwarding channels for financial consumers and investors to purchase financial products, it shall redirect them to the self-operated platform of the financial institution, and shall not redirect them to any other third-party internet platform engaged in online marketing of financial products. When financial consumers and investors are about to enter the stage of purchasing financial products or using financial services, the platform shall provide a prominent reminder and set a mandatory reading time; (3) No institution or individual that has not obtained the corresponding qualifications for financial business or financial information service business, or without the consent of the financial regulatory authorities, may use words or content with financial attributes such as “finance”, “financing”, “loan”, “borrowing”, “pawn”, “bank”, “exchange”, “trading center”, “asset management”, “fund”, “financial management”, “wealth management”, “investment adviser or consultancy”, “securities”, “futures”, “equity crowdfunding”, “insurance”, “commercial insurance annuity”, “trust”, “financial company”, “payment”, “clearing”, “settlement”, “credit reference”, “credit rating”, “foreign exchange”, “currency exchange” in their website, mobile internet application, or internet user account name; (4) Third-party internet platforms shall not, in violation of laws, regulations or national financial management provisions, intervene or indirectly intervene in the financial product sales process, including but not limited to signing of sales contracts, fund transfers, financial consumer and investor appropriateness assessment, loan amount assessment, etc., nor shall they engage in interactive consultations with consumers and investors regarding financial products.

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

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, the Administrative Regulations on Internet Transactions (2025 revised), the E-Commerce Law and the Regulations on the Implementation of the Law of PRC on the Protection of the Rights and Interests of Consumers promulgated by the State Council on March 15, 2024, which became effective on July 1, 2024, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

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

On December 27, 2025, the CBIRC issued a draft of the Law of the People’s Republic of China on Banking Regulation for public comments. The draft provides that financial holding companies, financial asset management companies, trust companies, finance companies of enterprise groups, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies, wealth management companies and other financial institutions established upon the approval of the banking regulatory authority of the State Council within the territory of the People’s Republic of China, shall be governed by the provisions of the Law of the People’s Republic of China on Banking Regulation on the supervision and administration of banking financial institutions. Information technology service providers offering services to banking financial institutions shall comply with relevant regulations on the management of information technology risks in the banking industry, and shall not intercept, store, forward, or use relevant data of banking financial institutions without authorization, nor infringe on the lawful rights and interests of banking financial institutions, depositors, or other customers through other improper means. If fails to do so, the banking regulatory authority shall have be entitled to order it to rectify the violation, confiscate any illegal gains, and impose a fine. The banking regulatory authority shall be entitled to issue warnings and impose fines on the directly responsible managers and other directly liable persons.

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

We have registered 257 patents in China, and have applied for 289 additional patents with the PRC State Intellectual Property Office. We have registered 252 software copyrights and 31 copyrights for artworks with the PRC National Copyright Administration. We have 205 registered domain names, including lexin.com, lexinfintech.com and fenqile.com. As of the date of this annual report, we had 520 registered trademarks, including our “,” “,” and “” trademarks.

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

Regulations Relating to Tax

Regulations Relating to Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, implemented in January 2008 and amended by the National People’s Congress in December 2018 and (ii) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council in January 2008 and amended in December 2024. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises but, grants preferential treatment to HNTEs, and qualified “Software Enterprises.” HNTEs are instead subject to an income tax rate of 15%, subject to the requirement that they re-apply for HNTE status every three years. During each year of this three-year period, an HNTE must conduct a qualification self-review to ensure it meets the HNTE criteria, or be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. A qualified “Software Enterprise” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. According to the Circular on Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, or the Circular 27, which was effective in January 2011, key software enterprises included in the state planning that have not benefited from the preferential treatment of tax exemption in the current year may be subject to enterprise income tax at a reduced rate of 10%. However, in December 2020, the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry was released, which replaced the above-mentioned provision in the Circular 27. It provides that a key software enterprises encouraged by the state shall be exempt from the enterprise income tax from the first to the fifth year from the year when such enterprise makes profits and be subject to the enterprise income tax levied at the reduced rate of 10% for subsequent years. In April 2021, the Announcement on Income Tax Policies for “Software Enterprises Encouraged by the State” was released, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. However, these enterprises shall go through record-filing with the tax authority at the time of final settlement each year and be subject to the examination of the development and reform authority and the industry and information technology authority.

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

Regulations Relating to Value-added Tax

On December 25, 2024, the Standing Committee of the National People’s Congress issued the Value-added Tax Law of the PRC, or the VAT Law, which became effective from January 1, 2026. According to the VAT Law, any entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables and importation of goods within the territory of the PRC are VAT payers and shall pay VAT in accordance with the VAT

Law. Except for taxpayers’ export of goods, the sale of services or intangible assets within the scope as prescribed by the State Council by domestic entities and individuals across national borders and other circumstances specified for by the State Council, the rate of VAT for sale of goods, labor services of processing, repair or replacement, or tangible movable property leasing services or import of goods is 13% unless otherwise specified, such as the rate of VAT for sale of agricultural products is 9%, and the rate of VAT for sale of transportation, postal, basic telecommunications, construction, or immovable leasing services, sale of immovables, or transfer of the rights to use land is 9%. In addition to the above circumstances, the rate of VAT for sale of services or intangible assets is 6%.

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

On December 27, 2025, the Standing Committee of the National People’s Congress issued the Foreign Trade Law, and it provides that foreign traders engaging in import and export of goods or technology shall submit documents and material related to its foreign trade activities to the relevant departments in accordance with the provisions of the foreign trade department of the State Council or other relevant State Council departments in accordance with the Foreign Trade Law. Pursuant to the Foreign Trade Law, where technologies exported are prohibited, or restricted but were exported without governmental permission, relevant authorities will impose penalties in accordance with the relevant laws and regulations, or will order the operators to conduct rectification, confiscate their illegal income, and impose fine of one to five times of the illegal income. And where the illegal gains are RMB500,000 or more, impose a fine of not less than one time but not more than five times the amount of illegal gains; where there are no illegal gains or the illegal gains are less than RMB500,000, impose a fine of not more than RMB500,000; where a crime is constituted, criminal liability shall be pursued according to law.

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
(2)
The shareholders of Shenzhen Fenqile include Shenzhen Xinjie (68.7027%) and Jay Wenjie Xiao (31.2973%).
(3)
The shareholders of Beijing Lejiaxin include Jay Wenjie Xiao (99.87%) and Chao Han (0.13%). Chao Han is our employee.
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

D. Property, Plant and Equipment

Our corporate headquarters is located in Shenzhen, China, where we lease office space with an area of approximately 14,551 square meters as of the date of this annual report. For our user services, data verification services and collection services, we lease office space in eight cities in China, namely Beijing, Shanghai, Wuhan, Nanchang, Changsha, Ji’an, Beihai and Hainan, with aggregate area of approximately 28,881 square meters. We also lease office space in various locations in the PRC, with an aggregate area of approximately 9,200 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from 0.75 year to 5 years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We have expanded the scale of our platform rapidly since our inception. From our inception in August 2013 through the end of 2025, we cumulatively originated RMB1,531 billion (US$219 billion) in loans. In 2023, 2024 and 2025, we originated RMB250 billion, RMB212 billion and RMB205 billion (US$29.4 billion) in loans, respectively. As of December 31, 2023, 2024 and 2025, our outstanding principal balance of loans was approximately RMB124 billion, RMB110 billion and RMB96.6 billion (US$13.8 billion), respectively. The weighted average tenor of loans originated on our platform in 2024 and 2025 was approximately 12.9 months and 12.9 months, respectively.

Key Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions:

	As of or for the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Outstanding principal balance (in millions)	123,984	110,266	96,567	13,809
Outstanding principal balance by accounting treatment:
Outstanding principal balance of on-balance sheet loans (in millions)	4,137	4,808	5,692	814
Outstanding principal balance of off-balance sheet loans (in millions)	119,847	105,458	90,875	12,995
Originations (in millions)	249,454	212,050	205,340	29,363
Number of active users (in thousands)	8,530	8,164	8,188	—

Outstanding principal balance. Outstanding principal balance represents the total amount of principal outstanding for loans originated through our platform or through our third-party partners' platforms at the end of the period. The accounting treatment with respect to outstanding principal balance of loans on our consolidated balance sheets varies, depending primarily on whether we are considered as the primary obligor in the lending relationship. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans.”

Originations. Originations represent the total principal amount of the loans we originate through our platform or through our third-party partners' platforms during the period. Our users have the option to postpone or reschedule their monthly repayment. For originations, the principal amount postponed or rescheduled is calculated as a new loan principal amount. We treat off-balance sheet loans as part of our originations.

Number of active users and new active users using our loan products. We define an active user as a user who made at least one transaction during the relevant period through our platform or through our third-party partners’ platforms using the credit line granted by us. A new active user during a period is an active user during the period who did not make any transaction prior to the beginning of this period.

On- and Off-Balance Sheet Treatment of Loans

We access an array of diversified funding sources to ensure that we have scalable and stable funding. The accounting treatment of assets, liabilities and revenues arising from the loans we originate varies, depending primarily on whether we are considered as the primary obligor in the lending relationship.

We generate financing receivables from providing loans to users. The loans generated from our platform or mobile application are primarily funded by the following funding sources:(1) the Institutional Funding Partners; and (2) third-party investors of the consolidated Trusts and asset‑backed securitized debts. Depending on the arrangements among the Group, the Borrowers and the funding partners, the underlying loans are accounted for as “on-balance sheet loans” or “off-balance sheet loans,” where applicable.

With respect to the loans funded by certain institutional funding partners, such as certain third-party commercial banks, we have determined that we are not the primary obligor in the lending relationship and thus do not record financing receivables from such loans. For certain off-balance sheet loans, we are obligated to compensate some institutional funding partners for the principal and interest repayment of loans in the event of a user default. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met. For the financial guarantee provided by us that does not meet the scope exception under ASC 815-10-15-58, we account for our contracts with these institutional funding partners as a derivative under ASC Topic 815, Derivatives and Hedging, which is recognized on our consolidated balance sheets as either assets or liabilities. Other institutional funding partners do not require us to provide any guarantee pursuant to the loans facilitated. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies-Presentation for on- and off-balance sheet loans.”

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

Key Specific Factors Affecting Our Results of Operations

Major specific factors affecting our results of operations include the following:

Ability to attract and retain users

Our ability to grow depends on the addition of new users and increasing business from existing users. The number of active users was approximately 8.5 million in 2023, 8.2 million in 2024 and 8.2 million in 2025. Since 2021, we optimized our customer acquisition model by enhancing segmentation and providing differentiated credit lines, pricing and billing terms. We anticipate that our future development will continue to depend in part on attracting new users, including our ability to manage both online and offline acquisition channels, and to develop and improve our management of different customer cohorts.

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

Ability to access diversified and scalable funding

The growth of our business is also dependent on our ability to ensure that we have access to diversified funding sources and secure scalable and stable funding to meet our users’ needs. With our access to multiple funding sources and the ability to adjust allocation of funding needs to different sources, we are not dependent on any particular type of funding source, and we are able to withstand seasonality and fluctuations in the supply and costs of funding. In 2024 and 2025, we cooperated with 15 and 11 new funding partners. As of December 31, 2025, we had cumulatively served over 180 funding partners, including commercial banks, consumer finance companies, and other licensed financial institutions, with many of which we developed long-term, stable business relationships. Since 2016, we have also offered 10 public asset-backed securitization programs. These diversification efforts have ensured adequate funding for our products and services so far, while the sustainable, reliable and scalable sources remain critical to our growth.

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

Loan Performance Data

We define 90 day+ delinquency ratio as outstanding principal balance of on-balance and off-balance sheet loans that was over 90 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are charged off and are not included in the delinquency rate calculation. The 90 day+ delinquency ratio was 2.9%, 3.6% and 3.1% as of December 31, 2023, 2024 and 2025, respectively.

We also define vintage charge-off rates as, with respect to on- and off-balance set loans originated during a specified time period, which we refer to as a “vintage,” the total outstanding principal balance of loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

The following chart displays our historical vintage charge-off rates as of December 31, 2025 for each vintage of a three-month period from January 1, 2022 to June 30, 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Credit facilitation service income	9,666,120	74.0	10,999,931	77.5	9,562,072	1,367,358	72.7
Loan facilitation and servicing fees-credit oriented	5,001,881	38.3	6,325,924	44.5	4,988,562	713,355	38.0
Guarantee income	2,519,284	19.3	2,663,824	18.8	2,423,570	346,566	18.4
Financing income	2,144,955	16.4	2,010,183	14.2	2,149,940	307,437	16.3
Tech-empowerment service income	1,640,453	12.6	1,881,376	13.2	2,081,335	297,627	15.8
Installment e-commerce platform service income	1,750,509	13.4	1,322,287	9.3	1,508,680	215,738	11.5
Total operating revenue	13,057,082	100.0	14,203,594	100.0	13,152,087	1,880,723	100.0

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

Tech-empowerment service

We generate tech-empowerment service income from profit sharing model, referral services as well as other services including technical services to financial institutions, subscription services and others.

Operating cost

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of sales	1,635,635	19.1	1,319,526	14.4	1,206,033	172,460	13.9
Funding cost	513,869	6.0	326,451	3.6	228,958	32,741	2.6
Processing and servicing cost	1,935,016	22.7	2,291,904	25.0	2,442,557	349,281	28.1
Provision for financing and interest receivables	627,061	7.3	865,524	9.4	1,016,742	145,392	11.7
Provision for contract assets and receivables	629,308	7.4	718,413	7.8	614,364	87,853	7.1
Provision for contingent liabilities of guarantee	3,203,123	37.5	3,655,548	39.8	3,174,787	453,989	36.6
Total operating cost	8,544,012	100.0	9,177,366	100.0	8,683,441	1,241,716	100.0

Cost of sales. Our cost of sales consists of the purchase price of the products, shipping charges and handling costs, as well as inventory write-downs, which were not significant in 2023, 2024 and 2025.

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

Provision for contract assets and receivables. We evaluate the collectability of our contract assets and receivables primarily related to loan facilitation and servicing fees. The provision for contract assets and receivables primarily represents an estimate of the credit losses inherent in our off-balance sheet loan portfolio.

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

Operating expenses

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses	1,733,301	65.8	1,787,299	65.2	1,918,894	274,398	66.7
Research and development expenses	513,284	19.5	578,243	21.1	595,316	85,129	20.7
General and administrative expenses	387,387	14.7	374,481	13.7	361,819	51,739	12.6
Total operating expenses	2,633,972	100.0	2,740,023	100.0	2,876,029	411,266	100.0

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

Mainland China

Generally, our PRC subsidiaries, the variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%, if they are not eligible for any preferential tax treatment. However, an HNTE is instead subject to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria, and will be subject to the regular 25% income tax rate for any year in which it does not meet the criteria. In December 2022, one of our PRC subsidiaries obtained a qualification as HNTE for 2022, 2023 and 2024. In December 2025, the subsidiary renewed its qualification as HNTE for 2025, 2026 and 2027. In this regard, it was subject to 15% income tax rate in 2025. Pursuant to the Circular on Income Tax Policies for “Software Enterprises Encouraged by the State” announced on April 23, 2021, a “Software Enterprise Encouraged by the State” is entitled to an income tax exemption for two years beginning with its first profitable year and a 50% reduction to a rate of 12.5% for the subsequent three years. One of our PRC subsidiaries was qualified as “Software Enterprises Encouraged by the State” from 2021. As a result, it is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprise Encouraged by the State” is subject to review by the relevant authorities every year.

Benefiting from Notice of Promoting High-Level Opening and High-Quality Development of Guangxi Beibu Gulf Economic Zone In The New Era, and Announcement on The Continuation of The Western Development Enterprise Income Tax Policy, two of our PRC subsidiaries are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, the two subsidiaries applied a preferential income tax rate of 15% from 2023 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15%. One of our PRC subsidiaries is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2027.

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

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. In November 2024, our board of directors approved a dividend payout ratio of 25% of total net profit for the entire year of 2025. In August 2025, our board of directors approved a further increased dividend payout ratio of 30% of total net income since the second half of 2025. We accrued related withholding tax liabilities based on a 10% tax rate for certain percentage of the annual profits to be distributed according to the dividend policy. We still intend to indefinitely reinvest the remaining earnings in our PRC subsidiaries.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total operating revenue for the periods presented. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Operating revenue:
Credit facilitation service income	9,666,120	74.0	10,999,931	77.5	9,562,072	1,367,358	72.7
Loan facilitation and servicing fees-credit oriented-credit oriented	5,001,881	38.3	6,325,924	44.5	4,988,562	713,355	38.0
Guarantee income	2,519,284	19.3	2,663,824	18.8	2,423,570	346,566	18.4
Financing income	2,144,955	16.4	2,010,183	14.2	2,149,940	307,437	16.3
Tech-empowerment service income	1,640,453	12.6	1,881,376	13.2	2,081,335	297,627	15.8
Installment e-commerce platform service income	1,750,509	13.4	1,322,287	9.3	1,508,680	215,738	11.5
Total operating revenue	13,057,082	100.0	14,203,594	100.0	13,152,087	1,880,723	100.0
Operating cost:
Cost of sales	(1,635,635)	-12.5	(1,319,526)	-9.3	(1,206,033)	(172,460)	-9.2
Funding cost	(513,869)	-3.9	(326,451)	-2.3	(228,958)	(32,741)	-1.7
Processing and servicing cost	(1,935,016)	-14.8	(2,291,904)	-16.1	(2,442,557)	(349,281)	-18.6
Provision for financing receivables	(627,061)	-4.8	(865,524)	-6.1	(1,016,742)	(145,392)	-7.7
Provision for contract assets and receivables	(629,308)	-4.8	(718,413)	-5.1	(614,364)	(87,853)	-4.7
Provision for contingent guarantee liabilities	(3,203,123)	-24.5	(3,655,548)	-25.7	(3,174,787)	(453,989)	-24.1
Total operating cost	(8,544,012)	-65.4	(9,177,366)	-64.6	(8,683,441)	(1,241,716)	-66.0
Gross profit	4,513,070	34.6	5,026,228	35.4	4,468,646	639,007	34.0
Operating expenses:
Sales and marketing expenses	(1,733,301)	-13.3	(1,787,299)	-12.6	(1,918,894)	(274,398)	-14.6
Research and development expenses	(513,284)	-3.9	(578,243)	-4.1	(595,316)	(85,129)	-4.5
General and administrative expenses	(387,387)	-3.0	(374,481)	-2.6	(361,819)	(51,739)	-2.8
Total operating expenses	(2,633,972)	-20.2	(2,740,023)	-19.3	(2,876,029)	(411,266)	-21.9
Change in fair value of financial guarantee derivatives and loans at fair value	(206,368)	-1.6	(979,234)	-6.9	508,160	72,666	3.9
Interest expense, net	(50,483)	-0.4	(9,007)	-0.1	(22,732)	(3,251)	-0.2
Investment loss	(303,235)	-2.3	(2,417)	-	(21,903)	(3,132)	-0.2
Others, net	7,774	0.1	58,188	0.4	19,461	2,783	0.1
Income before income tax expense	1,326,786	10.2	1,353,735	9.5	2,075,603	296,807	15.8
Income tax expense	(260,841)	-2.0	(253,275)	-1.8	(398,526)	(56,988)	-3.0
Net income	1,065,945	8.2	1,100,460	7.7	1,677,077	239,819	12.8
Net income attributable to ordinary shareholders of the Company	1,065,945	8.2	1,100,460	7.7	1,677,077	239,819	12.8

(1)
Share-based compensation expenses are allocated to processing and servicing cost and operating expense items as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Processing and servicing cost	246	0.0	3,173	0.0	16,232	2,321	0.1
Sales and marketing expenses	17,454	0.1	13,756	0.1	19,354	2,768	0.1
Research and development expenses	23,547	0.2	10,715	0.1	13,353	1,909	0.1
General and administrative expenses	76,605	0.6	66,979	0.5	47,236	6,755	0.4

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating revenue

Operating revenue decreased by 7.4% from RMB14,204 million in 2024 to RMB13,152 million (US$1,881 million) in 2025. This decrease in operating revenues was primarily attributable to a decrease in credit facilitation service income, partially offset by increases in tech-empowerment service income and installment e-commerce platform service income for the year.

Credit facilitation service income. Credit facilitation service income decreased by 13.1% from RMB11,000 million in 2024 to RMB9,562 million (US$1,367 million) in 2025. The decrease was driven by the decreases in loan facilitation and servicing fees-credit oriented and guarantee income, partially offset by the increase in financing income.

•
Loan facilitation and servicing fees-credit oriented. Loan facilitation and servicing fees-credit oriented decreased by 21.1% from RMB6,326 million in 2024 to RMB4,989 million (US$713 million) in 2025. The decrease was primarily due to the decrease in the APR of off-balance sheet loans and the decrease in origination of off-balance sheet loans.
•
Guarantee income. Guarantee income decreased by 9.0% from RMB2,664 million in 2024 to RMB2,424 million (US$347 million) in 2025. The decrease was primarily due to the decrease of annual average outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.
•
Financing income. Financing income increased by 7.0% from RMB2,010 million in 2024 to RMB2,150 million (US$307 million) in 2025. The increase was primarily driven by the increase in the outstanding balances of on-balance sheet loans.

Tech-empowerment service income. Tech-empowerment service income increased by 10.6% from RMB1,881 million in 2024 to RMB2,081 million (US$298 million) in 2025. The increase was primarily driven by the increase in referral services.

Installment e-commerce platform service. Installment e-commerce platform service income increased by 14.1% from RMB1,322 million in 2024 to RMB1,509 million (US$216 million) in 2025. The increase was primarily driven by the increase in transaction volume with third-party sellers.

Operating cost

Operating cost decreased by 5.4% from RMB9,177 million in 2024 to RMB8,683 million (US$1,242 million) in 2025, primarily as a result of the decreases in provision for contingent guarantee liabilities, cost of sales, provision for contract assets and receivables and funding cost, partially offset by the increases in provision for financing receivables and processing and servicing cost.

Cost of sales. Cost of sales decreased by 8.6% from RMB1,320 million in 2024 to RMB1,206 million (US$172 million) in 2025. The decrease was primarily driven by the decrease in transaction volume of online direct sales which is recorded on a gross basis.

Funding cost. Funding cost decreased by 29.8% from RMB326 million in 2024 to RMB229 million (US$32.7 million) in 2025.The decrease was primarily driven by the decrease in funding rates and balance of funding debts to fund the on-balance sheet loans.

Processing and servicing cost. Processing and servicing costs increased by 6.6% from RMB2,292 million in 2024 to RMB2,443 million (US$349 million) in 2025. The increase was primarily driven by the increase in risk management expenses.

Provision for financing receivables. Provision for financing receivables was RMB1,017 million (US$145 million) for 2025, as compared to RMB866 million for 2024. The increase was primarily due to the increase of the outstanding loan balances of on-balance sheet loans.

Provision for contract assets and receivables. Provision for contract assets and receivables was RMB614 million (US$87.9 million) in 2025, as compared to RMB718 million in 2024. The decrease was primarily driven by the decrease of the outstanding loan balances of off-balance sheet loans.

Provision for contingent guarantee liabilities. Provision for contingent guarantee liabilities was RMB3,175 million (US$454 million) in 2025, as compared to RMB3,656 million in 2024. The decrease was primarily due to the decrease of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit

As a result of the foregoing, our gross profit decreased by 11.1% from RMB5,026 million in 2024 to RMB4,469 million (US$639 million) in 2025. Our gross margin decreased from 35.4% in 2024 to 34.0% in 2025.

Operating expenses

Operating expenses was RMB2,876 million (US$411 million) in 2025, as compared with RMB2,740 million in 2024.

Sales and marketing. Sales and marketing expenses was RMB1,919 million (US$274 million) in 2025, as compared to RMB1,787 million in 2024. The increase was primarily driven by the increase in online advertising costs.

Research and development. Research and development expenses was RMB595 million (US$85.1 million) in 2025, as compared to RMB578 million in 2024. The increase was primarily due to the increase in personnel-related costs.

General and administrative expenses. General and administrative expenses was RMB362 million (US$51.7 million) in 2025, as compared to RMB374 million in 2024.

Change in fair value of financial guarantee derivatives and loans at fair value

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB508 million (US$72.7 million) in 2025, as compared to a loss of RMB979 million in 2024. The change was primarily driven by the fair value gains realized as a result of the release of guarantee obligation as loans are repaid, partially offset by the fair value loss from the re-measurement of the expected loss rates.

Investment loss

Investment loss was RMB 21.9 million (US$3.1 million) in 2025, as compared to RMB2.4 million in 2024. The increase was primarily due to the losses picked up in 2025.

Income tax expense

Income tax expense increased by 57.7% from RMB253 million in 2024 to RMB399 million (US$57.0 million) in 2025. The increase was primarily due to the increase in income before income tax expense.

Net income

As a result of the foregoing, our net income increased by 52.4% from RMB1,100 million in 2024 to RMB1,677 million (US$240 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2025.

Changes in Financial Position

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	2,254,213	2,156,133	308,323
Restricted cash-current	1,638,479	1,717,773	245,638
Restricted term deposit and short-term investments	138,497	78,458	11,219
Short-term financing receivables, net	4,668,715	5,450,418	779,399
Short-term contract assets and receivables, net	5,448,057	3,763,096	538,116
Deposits to insurance companies and guarantee companies	2,355,343	2,187,609	312,824
Restricted cash-non-current	100,860	91,937	13,147
Long-term financing receivables, net	112,427	167,378	23,935
Long-term contract assets and receivables, net	317,402	317,496	45,401
Long‑term investments	284,197	243,971	34,887
Other assets	500,363	535,242	76,539
TOTAL ASSETS	22,240,779	23,162,963	3,312,259
Liabilities:
Short-term borrowings and current portion of long-term borrowings	690,772	905,791	129,526
Short‑term funding debts	2,754,454	2,440,685	349,013
Deferred guarantee income	975,102	1,305,911	186,743
Contingent guarantee liabilities	1,079,000	544,191	77,818
Long-term borrowings	585,024	566,015	80,939
Long‑term funding debts	1,197,211	850,590	121,633
TOTAL LIABILITIES	11,500,773	11,210,332	1,603,051
Total shareholders’ equity	10,740,006	11,952,631	1,709,208

Cash and cash equivalents

Our cash and cash equivalents decreased by 4.35% from RMB2,254 million as of December 31, 2024 to RMB2,156 million (US$308 million) as of December 31, 2025, primarily due to the net cash provided by operation activities of RMB3,614 million (US$517 million), the net cash used in investing activities of RMB2,612 million (US$373 million), and the net cash used in financing activities of RMB1,031 million (US$147 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows.”

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

Restricted cash increased by 4.84% from RMB1,739 million as of December 31, 2024 to RMB1,810 million (US$259 million) as of December 31, 2025, primarily due to an increase in the security deposits placed with and set aside for our partnering commercial banks in case of users' defaults.

Financing receivables, net

Financing receivables, net increased by 17.5% from RMB4,781 million as of December 31, 2024 to RMB5,618 million (US$803 million) as of December 31, 2025, primarily due to the increase associated with on-balance sheet loans originated on our platform in 2025.

Deposits to insurance companies and guarantee companies

We engaged third-party licensed insurance companies and guarantee companies to provide assurance to some institutional funding partners, and are required to prepay certain amount of deposit as guarantee to these insurance companies and guarantee companies. Such prepayment in the bank accounts of these insurance companies and guarantee companies is recorded as deposits to insurance companies and guarantee companies. Deposits to insurance companies and guarantee companies decreased by 7.1% from RMB2,355 million as of December 31, 2024 to RMB2,188 million (US$313 million) as of December 31, 2025. This decrease is primarily due to the decrease in underlying loan balance.

Short-term and long-term contract assets and receivables, net

The contract assets and receivables decreased by 29.2% from RMB5,765 million as of December 31, 2024 to RMB4,081 million (US$584 million) as of December 31, 2025, primarily due to the decrease in off-balance sheet loans originated.

Other assets

Other assets increased by 7.0% from RMB500 million as of December 31, 2024 to RMB535 million (US$76.5 million) as of December 31, 2025, primarily due to the increase of long-term receivables from third parties.

Borrowings

Borrowings increased by 15.4% from RMB1,276 million as of December 31, 2024 to RMB1,472 million (US$210 million) as of December 31, 2025, primarily due to additional borrowings from banks.

Funding debts

Funding debts decreased by 16.7% from RMB3,952 million as of December 31, 2024 to RMB3,291 million (US$471 million) as of December 31, 2025, primarily due to the reduction of on-balance sheet funding scale.

Deferred guarantee income

Our deferred guarantee income increased by 33.9% from RMB975 million as of December 31, 2024 to RMB1,306 million (US$187 million) as of December 31, 2025, due to the increase of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Contingent guarantee liabilities

Our contingent guarantee liabilities decreased by 49.6% from RMB1,079 million as of December 31, 2024 to RMB544 million (US$77.8 million) as of December 31, 2025, primarily due to the improvement of the loan portfolio in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Accruals and other current liabilities

Accruals and other current liabilities increased by 8.8% from RMB4,020 million as of December 31, 2024 to RMB4,371 million (US$625 million) as of December 31, 2025, primarily due to the increase in deferred service fees and amount due to third parties.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities, the funding provided by institutional funding partners, issuance of convertible notes and asset-backed securities. As of December 31, 2023, 2024 and 2025, we had RMB2,625 million, RMB2,254 million and RMB2,156 million (US$308 million), respectively, in cash and cash equivalents. Our cash and cash equivalents solely consist of demand deposits placed with banks or other financial institutions. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements, capital expenditures and repayment need of debt becoming due for the next 12 months from the date of this annual report on Form 20-F. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Funding debts

Liabilities to institutional funding partners. As part of our arrangement with institutional funding partners, we typically agree on an aggregate amount of funds to be provided, the maximum credit limit given to an individual customer, the maximum borrowing term and an annualized interest rate. These liabilities mature between January 2024 and March 2027, and had weighted average interest rates of 9.1%, 7.4% and 5.5%, as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, institutional funding partners funded an aggregate amount of RMB4,380 million and RMB3,307 million (US$471 million), in our outstanding financing receivables, respectively. As of December 31, 2024 and 2025, financing receivables amounting to RMB11.9 million and RMB1,197 million (US$170 million) were pledged as collateral, respectively. The increase in pledged collateral in 2025 was due to the increase in the amount of funds provided by certain institutional funding partners.

The following table summarizes our outstanding funding debts on our consolidated balance sheets as of December 31, 2024 and 2025, respectively:

	As of or for the Year Ended December 31,
	2024	2025
	RMB	RMB	US$

Short-term:
Liabilities to institutional funding partners	2,754,454	2,440,685	349,013
Total short-term funding debts	2,754,454	2,440,685	349,013
Long-term:
Liabilities to institutional funding partners	1,197,211	850,590	121,633
Total long-term funding debts	1,197,211	850,590	121,633

The following table summarizes the remaining contractual maturity dates of our funding debts on our consolidated balance sheets as of December 31, 2025 and associated interest payments.

	1-12 months	12-24 months	Total
	(RMB in thousands)
Liabilities to institutional funding partners	2,440,685	850,590	3,291,275
Total funding debts	2,440,685	850,590	3,291,275
Interest payments (1)	92,565	52,981	145,546
Total interest payments	92,565	52,981	145,546
(1)
Interest payments for funding debts with variable interest rates are calculated using the interest rate as of December 31, 2025.

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,817,572	1,081,458	3,614,441	516,858
Net cash provided by/(used in) investing activities	2,334,452	(904,880)	(2,611,670)	(373,463)
Net cash used in financing activities	(3,882,952)	(387,277)	(1,030,961)	(147,426)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,914	1,082	481	69
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,272,986	(209,617)	(27,709)	(3,962)
Cash, cash equivalents and restricted cash at beginning of the year	2,930,183	4,203,169	3,993,552	571,070
Cash, cash equivalents and restricted cash at end of the year	4,203,169	3,993,552	3,965,843	567,108

Operating Activities

Net cash provided by operating activities was RMB3,614 million (US$517 million) in 2025. In 2025, the difference between net cash provided by operating activities and our net income of RMB1,677 million (US$240 million) mainly resulted from provision for contingent guarantee liabilities of RMB3,175 million (US$454 million), provision for financing and interest receivables of RMB1,017 million (US$145 million), provision for contract assets and receivables of RMB614 million (US$87.9 million) and net gain of change in fair value of financial guarantee derivatives and loans at fair value of RMB508 million (US$72.7 million). Changes in operating assets and liabilities mainly included a decrease in contingent guarantee liabilities of RMB3,710 million (US$530 million), a decrease in contract assets and receivables of RMB1,104 million (US$158 million), and a decrease in financing receivables related to online direct sales of RMB620 million (US$88.6 million), an increase in prepayments and other current assets of RMB1,118 million (US$160 million), an increase in deferred guarantee income of RMB331 million (US$47.3 million), and an increase in accruals and other current liabilities of RMB211 million (US$30.1 million).

Net cash provided by operating activities was RMB1,081 million in 2024. In 2024, the difference between net cash provided by operating activities and our net income of RMB1,100 million mainly resulted from provision for contingent guarantee liabilities of RMB3,656 million, net loss of change in fair value of financial guarantee derivatives and loans at fair value of RMB979 million, provision for financing and interest receivables of RMB866 million, provision for contract assets and receivables of RMB718 million. Changes in operating assets and liabilities mainly included a decrease in contingent guarantee liabilities of RMB4,385 million, a decrease in accruals and other current liabilities of RMB1,712 million, a decrease in deferred guarantee income of RMB563 million, a decrease in other operating assets of RMB323 million, a decrease in deposits to insurance companies and guarantee companies of RMB258 million, and a decrease in contract assets and receivables of RMB267 million.

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

Investing Activities

Net cash used in investing activities was RMB2,612 million (US$373 million) in 2025, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB22,238 million (US$3,180 million), and investments in loans at fair value of RMB2,542 million (US$364 million), partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB19,067 million (US$2,726 million), and collection of loans at fair value of RMB3,010 million (US$430 million).

Net cash used in investing activities was RMB905 million in 2024, which was primarily attributable to financing receivables originated and purchased (excluding receivables related to online direct sales) of RMB16,162 million, and investments in loans at fair value of RMB4,593 million, partially offset by principal collection on financing receivables and recoveries (excluding receivables related to online direct sales) of RMB14,972 million, and collection of loans at fair value of RMB4,923 million.

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

Financing Activities

Net cash used in financing activities was RMB1,031 million (US$147 million) in 2025, which was primarily attributable to principle payments on funding debts of RMB13,752 million (US$1,967 million), principle payments on borrowings of RMB942 million (US$135 million), partially offset by proceeds from funding debts of RMB13,092 million (US$1,872 million) and proceeds from borrowings of RMB1,139 million (US$163 million).

Net cash used in financing activities was RMB387 million in 2024, which was primarily attributable to principle payments on funding debts of RMB12,684 million, principle payments on borrowings of RMB781 million, and repayments of convertible loans of RMB504 million, partially offset by proceeds from funding debts of RMB12,697 million and proceeds from borrowings of RMB1,030 million.

Net cash used in financing activities was RMB3,883 million in 2023, which was primarily attributable to principle payments on funding debts of RMB19,719 million and principle payments on borrowings of RMB2,266 million, partially offset by proceeds from funding debts of RMB17,938 million and proceeds from borrowings of RMB1,958 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include capital expenditures and contractual obligations, including funding debts, short-term borrowings, operating lease obligations, and commitment to purchase delinquent loans.

Capital Expenditures

We incurred capital expenditures of RMB222 million, RMB244 million and RMB362 million (US$51.6 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software, and in construction of our new headquarters located in Shenzhen. Our capital expenditures for 2026 are expected to be approximately RMB104 million, including RMB61.6 million payment in construction of our new headquarters located in Shenzhen, and RMB42.3 million in expansion and enhancement of our information technology infrastructure. We will continue to incur capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1— 2 years	2 — 3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Debts obligations
Funding debts	3,436,821	2,533,250	903,571	—	—
Borrowings	1,575,331	946,643	113,644	110,177	404,867
Operating lease obligations	44,856	32,970	8,858	3,028	—
Commitment for construction	307,889	226,509	81,380	—	—
Commitment to purchase delinquent loans	81,890	81,890	—	—	—
Total	5,446,787	3,821,262	1,107,453	113,205	404,867

Other than those shown above, we did not have any significant capital and other commitments as of December 31, 2025. We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business. For guarantees provided by us, please refer to the section "Off- Balance Sheet Arrangements" below.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	Increase/(Decrease)
Probability of default (lifetime)	+/- 100 bps	34,553 / (34,553)
Loss given default	+/- 100 bps	72,747 / (72,747)

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

Our estimate of fair value is based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The significant assumptions in the determination of the fair value of financial guarantee derivatives include the expected loss rates for off-balance sheet loans and estimated margins on cost of guarantee services. Changes in the assumptions may have a significant impact on the fair value of financial guarantee derivatives. The effect of the indicated increase/decrease in the assumption of the expected loss rates for off-balance sheet loans for the consolidated statements of operations is as follows (in RMB thousands):

Assumption	Relative Change in Basis Point	(Decrease)/Increase
Weighted average cumulative loss rate (i)	+/- 100 bps	(31,910)/ 31,910

(i) Expressed as a percentage of the original principal balance of the loans.

Revenue recognition for loan facilitation and servicing fees- credit oriented and performance based

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jay Wenjie Xiao	42	Chief Executive Officer and Chairman of the Board
James Xigui Zheng	60	Chief Financial Officer and Director
Arvin Zhanwen Qiao	43	Chief Risk Officer and Director
Wei Wu	61	Independent Director
Xiaoguang Wu	50	Independent Director
Neng Wang	52	Independent Director
Annabelle Yu Long	53	Independent Director

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

Ms. Annabelle Yu Long has served as our independent director since August 2020. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. Ms. Long is a member of the World Economic Forum's Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves as an independent director on the board of directors of the Estee Lauder Companies Inc. (NYSE: EL), Tapestry Inc. (NYSE: TPR, its portfolio includes Coach and Kate Spade), Nio Inc. (NYSE: NIO, HKEX: 9866, SGX: NIO) and the Hongkong and Shanghai Banking Corporation Limited. Ms. Long received a bachelor’s degree in electrical engineering from the University of Electronic Science and Technology in China and an MBA from the Stanford Graduate School of Business.

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB17.4 million (US$2.49million) in cash to our executive officers and an aggregate of approximately RMB1.7 million (US$240 thousand) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Share Incentive Plans

2014 Plan

In September 2014, our board of directors approved the Share Incentive Plan, or the 2014 Plan, to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of recipients with those of our shareholders generally. Under the 2014 Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under the Share Incentive Plan is 35,456,559. Upon the adoption of the 2017 Plan as described below, we no longer granted any awards under the 2014 Plan and all subsequent awards were granted under the 2017 Plan. However, the outstanding and the evidencing original award agreements under the 2014 Plan were not affected and remained effective until the expiration of their original terms, as may be amended from time to time.

2017 Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan, as amended in November 2023, is 27,859,634, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of the 2017 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year. As of December 31, 2025, the number of shares available for issuance is approximately 2.7 million. The following paragraphs summarize the terms of the 2017 Plan:

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

Name	Ordinary Shares Underlying Options or Restricted Share Units Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jay Wenjie Xiao	200,000	0.5	October 25, 2019	October 25, 2029
	83,334	0.5	January 15, 2021	January 15, 2031
	200,000	1.51	March 3, 2023	March 3, 2033
	87,500(1)	—	December 29, 2023	—
	60,000(1)	—	February 13, 2026	—
	18,000(1)	—	February 13, 2026	—
James Xigui Zheng	400,000 (1)	—	January 31, 2023	—
	125,000(1)	—	December 29, 2023	—
	135,000(1)	—	January 26, 2025	—
Arvin Zhanwen Qiao	1,000,000(1)	—	January 29, 2024	—
	150,000(1)	—	January 26, 2025	—
	300,000(1)	—	February 13, 2026	—
Wei Wu	60,000 (1)	—	March 18, 2026	—
Xiaoguang Wu	60,000 (1)	—	March 18, 2026	—
Neng Wang	60,000 (1)	—	March 18, 2026	—
Annabelle Yu Long	45,000 (1)	—	August 18, 2024	—
	60,000(1)	—	March 18, 2026	—
All Directors and Executive Officers as a Group	3,043,834

(1)
Represents restricted share units.

C. Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or transaction, proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of our company to raise or borrow money, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Board Diversity

Board Diversity Matrix (As of February 28, 2026)
Country of Principal Executive Offices:	People's Republic of China
Foreign Private Issuer	Yes
Disclose Prohibited Under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D. Employees

As of December 31, 2023, 2024 and 2025, we had 4,268, 4,667 and 7,169 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
	Number	% of Total Employees
Functions:
Installment e-commerce and Operations	242	3.4
Risk management	2,414	33.7
Research and development	617	8.6
Sales and marketing	3,552	49.5
General and administrative	344	4.8
Total number of employees	7,169	100

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2026 by:

•
each of our current directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 329,576,547 ordinary shares outstanding as of February 28, 2026, comprising of (i) 258,234,320 Class A ordinary shares, and (ii) 71,342,227 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis †	Percentage of aggregate voting power††
Directors and Executive Officers*:
Jay Wenjie Xiao(1)	13,898,986	71,342,227	25.8	74.8
James Xigui Zheng(2)	1,129,412	—	0.3	0.1
Arvin Zhanwen Qiao(3)	1,050,000	—	0.3	0.1
Wei Wu(4)	15,000	—	0.0	0.0
Xiaoguang Wu(5)	110,000	—	0.0	0.0
Dr. Neng Wang(6)	45,000	—	0.0	0.0
Annabelle Yu Long(7)	12,414	—	0.0	0.0
All Directors and Executive Officers as a Group	16,260,812	71,342,227	26.6	75.1
Principal Shareholders:
Installment Payment Investment Inc.(8)	13,378,152	71,342,227	25.7	74.8
Rosy Time Global Limited(9)	23,123,466	—	7.0	2.4

* Except for Wei Wu, Xiaoguang Wu, Dr. Neng Wang, and Annabelle Yu Long, the business address for our directors and executive officers is 27/ F CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518057, the People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of February 28, 2026 and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2026. The total number of ordinary shares outstanding as of February 28, 2026 is 329,576,547.

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

(1)
Represents (i) 6,689,076 ADSs, representing 13,378,152 Class A ordinary shares, and 71,342,227 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands as of March 18, 2026; (ii) 87,500 Class A ordinary shares directly held by Mr. Xiao as of March 18, 2026; and (iii) 433,334 Class A ordinary shares issuable to Mr. Wenjie Xiao upon exercise of options granted to him within 60 days after March 18, 2026. The registered office address of Installment Payment Investment Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the Trust.
(2)
Represents (i) 1,119,912 Class A ordinary shares and 750 ADSs, representing 1,500 Class A ordinary shares, directly held by Mr. Zheng and (ii) 4,000 ADSs, representing 8,000 Class A ordinary shares, held by Mr. Zheng's spouse as of March 18, 2026.
(3)
Represents 1,050,000 Class A ordinary shares directly held by Mr. Qiao as of March 18, 2026.
(4)
Represents 15,000 Class A ordinary shares directly held by Mr. Wu as of March 18, 2026. The business address of Mr. Wei Wu is Flat E, 9/F, Tower 5, The Visionary, 1 Ying Hong Street, Tung Chung, Lantau Island, Hong Kong.
(5)
Represents 110,000 Class A ordinary shares directly held by Mr. Wu as of March 18, 2026. The business address of Mr. Xiaoguang Wu is Flat 49A, Tower 6, Phase 4, Bel-Air on The Peak, South Island, Pokfulam, Hong Kong.
(6)
Represents 45,000 Class A ordinary shares directly held by Dr. Wang as of March 18, 2026.The business address of Dr. Neng Wang is 34 Cedarwood Grove, Singapore 738414.
(7)
Represents 12,414 Class A ordinary shares directly held by Ms. Long as of March 18, 2026. The business address of Ms. Annabelle Yu Long is Unit 1610, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Road, Chaoyang District, Beijing 100027, the People’s Republic of China.
(8)
Represents 13,378,152 Class A ordinary shares and 71,342,227 Class B ordinary shares beneficially owned by Mr. Jay Wenjie Xiao through The JX Chen Family Trust. See note (1) above.
(9)
Represents 23,123,466 Class A ordinary shares held by Rosy Time Global Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Jared Yi Wu, our former director, as reported on the Schedule 13D filed by Mr. Yi Wu and Rosy Time Global Limited on Janury 8, 2024. The registered address of Rosy Time Global Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering.

As of February 28, 2026, 329,576,547 of our ordinary shares were issued and outstanding. To our knowledge, a total of 293,778,096 Class A ordinary shares, representing approximately 89.1% of our total issued ordinary shares, were held by one record shareholder in the United States, which is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

The transactions with Ji’an Aoxinlian for the year ended December 31, 2023, 2024 and 2025 were RMB14.8 million, RMB35.6 million and RMB40.3 million (US$5.8 million), respectively. As of December 31, 2024 and 2025, the amounts due to Ji'an Aoxinlian were RMB10.9 million and RMB8.7 million (US$1.2 million), respectively.

Transactions with L.P.

L.P. Technology Holdings Limited (“L.P”) is an equity investment of our company. For the year ended December 31, 2023, 2024 and 2025, funds provided to L.P. were nil, RMB45.9 million and RMB51.6 million (US$7.4 million), respectively, funds repaid by L.P. were nil, nil and RMB37.5 million (US$5.3 million), respectively, consulting services provided to L.P. were nil, RMB4.4 million and RMB13.4 million (US$1.9 million), respectively and prepayment of share subscription to L.P. were nil, nil and RMB38.1 million (US$5.4 million), respectively. As of December 31, 2024 and 2025, the amounts due from L.P. were RMB61.7 million and RMB84.5 million (US$12.0 million), respectively and prepayment of share subscription to L.P. were nil and RMB38.1 million (US$5.4 million), respectively.

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

In August 2023, our board of directors approved a semi-annual cash dividend policy. Under the policy, we will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of our net profit in the previous six-month period, or as otherwise authorized by the board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board. In accordance with the dividend policy, our board of directors has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in August 2023, a dividend of US$0.033 per ordinary share, or US$0.066 per ADS, for the six-month period ended December 31, 2023 in March 2024, and a dividend of US$0.036 per ordinary share, or US$0.072 per ADS, for the six-month period ended June 30, 2024 in August 2024. In November 2024, our board of directors approved a dividend payout ratio of 25% of total net profit for the entire year of 2025. After that, our board of directors has approved a dividend of US$0.097 per ordinary share, or US$0.194 per ADS, for the six-month period ended June 30, 2025 in August 2025 and announced a further increased dividend payout ratio of 30% of total net income since the second half of 2025. In March 2026, our board of directors approved a dividend of US$0.094 per ordinary share, or US$0.188 per ADS, for the six-month period ended December 31, 2025.

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

Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and China (the “Treaty”) and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take, or that a court will not sustain, a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, or to investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, U.S. expatriates, investors that own (directly, indirectly, or constructively)

10% or more of our stock (by vote or value), investors that hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, and investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss the U.S. federal estate or gift tax, any minimum tax considerations, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations relevant to the ownership and disposition of our ADSs or ordinary shares in light of their particular circumstances as well as any applicable state, local and non-U.S. income and other tax considerations.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and the control of one or more United States persons for all of its substantial decisions or (B) that has in effect a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs and the remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of our underlying ordinary shares. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a PFIC for a taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their subsidiaries) as being owned by us for U.S. federal income tax purposes because we exercise effective control over their activities and because we are entitled to substantially all of their economic benefits. As a result, we consolidate their results of operations in our consolidated financial statements. A certain portion of our financial services income is treated as active income solely for purposes of the PFIC determination. Any change in the composition of the loans originated on our platform may affect the composition of our income for purposes of the PFIC determination.

Based on the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce or are held for the production of active income. However, PFIC status is a factual determination made annually and is generally not determinable until the close of each taxable year. Furthermore, even if the composition of our assets and income were to change such that we believed we have ceased to be a PFIC, there are uncertainties in the application of the rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. holder has not made a mark-to-market election, as described below, a U.S. holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. A U.S. holder that makes such an election will be deemed to have sold our ADSs or ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, ADSs and ordinary shares with respect to which the election was made will not be treated as shares in a PFIC and the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” received or any gain from an actual sale or other disposition of such ADSs or ordinary shares. The rules governing deemed sale elections are complex. Each U.S. holder should consult its tax advisors regarding the possibility of making a deemed sale election and the considerations relating thereto.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and there can be no assurances that we will not be a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, the U.S. holder will be subject to special tax rules with respect to any “excess distribution” received on our ADSs or ordinary shares and any gain that the U.S. holder recognizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless the U.S. holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. holder on our ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. holder received in the three preceding taxable years or, if shorter, such U.S. holder’s holding period for the ADSs or ordinary shares will be treated as excess distributions.

Under the PFIC rules

•
the amount of any excess distribution or gain will be allocated pro rata over the U.S. holder’s holding period for our ADSs or ordinary shares;
•
amounts allocated to the current taxable year and to any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and
•
amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect with respect to the U.S. holder for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax imposed with respect to each such prior taxable year.

Any distributions other than “excess distributions” will be treated as discussed below under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Dividends.”

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. holder of “marketable stock” in a PFIC may elect out of the rules described above by making a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on a qualified exchange or other market, as defined in applicable Regulations. Our ADSs, but not our ordinary shares, are traded on the Nasdaq Global Select Market, which is a qualified securities exchange for this purpose. We anticipate that our ADSs would qualify as being regularly traded, but no assurances may be given in this regard.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder will generally (i) include as ordinary income for each taxable year for which we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in such ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of such ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be traded on the Nasdaq Global Select Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC. In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder should consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including with respect to the inability to make a QEF election, the possibility of making a mark-to-market election, and any applicable reporting requirements.

Dividends

As noted above, we believe that we were a PFIC for our most recent taxable year ended December 31, 2025 and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply.

Any distributions paid on our ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, the full amount of any distribution we make is generally expected to be treated as a dividend for U.S. federal income tax purposes.

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced tax rate, provided that certain holding period and other requirements are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are traded on the Nasdaq Global Select Market and is considered readily tradable on an established securities market in the United States for these purposes. Because we do not expect that our ordinary shares will be traded on and established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in subsequent years. As described in “—People’s Republic of China Taxation,” if we are deemed to be a resident enterprise under the Enterprise Income Tax Law of the PRC, we may be eligible for the benefits of the Treaty and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Each non-corporate U.S. holder should consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a U.S. federal income tax deduction in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit and the deductibility of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit or a deduction in lieu thereof in light of their particular circumstances.

Sale or Other Disposition of Our ADSs or Ordinary Shares

As noted above, we believe that we were a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply.

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. However, in the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. Treaty-eligible U.S. holders that do not apply the Treaty and U.S. holders that are not Treaty-eligible may not be able to claim a foreign tax credit for any mainland China tax imposed on a sale or other disposition of our ADSs or ordinary shares. Any such U.S. holder may instead elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, but only for a year in which such U.S. holder elects to do so for all foreign taxes paid or accrued during such year. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2025, we expected to receive over US$5 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13 a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, as required by Rule 13 a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the year ended December 31,
	2024		2025
Audit fees(1)	US	$2,119,790	US	$2,355,605
Tax fees(2)	US	$80,830	US	$120,007
Other service fees(3)	US	$352,089	US	$389,972

(1)
“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. In 2024 and 2025, the audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In July 2025, we publicly announced that our board of directors authorized a share repurchase program under which we may purchase up to US$50 million of our shares over the next twelve months (the “2025 Share Repurchase Program”). The following table sets forth the information of our repurchases made under the 2025 Share Repurchase Program.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plan
August 16 to August 31, 2025	441,352	6.3739	441,352	47,186,867
September 1 to September 30, 2025	1,788,029	5.8681	1,788,029	36,694,619
October 1 to October 31, 2025	1,275,541	4.3099	1,275,541	31,197,222
November 1 to November 30, 2025	1,395,740	4.4203	1,395,740	25,027,573
December 1 to December 31, 2025	1,336,119	3.3439	1,336,119	20,559,777
January 1 to January 31, 2026	2,019,799	3.0184	2,019,799	14,463,267
February 1 to February 28, 2026	1,392,226	2.8044	1,392,226	10,558,884

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

English translation of Exclusive Option Agreement among Beijing Shijitong Technology Co., Ltd., Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 15, 2025

4.12*

English translation of Equity Pledge Agreement among Beijing Shijitong Technology Co., Ltd. Beijing Lejiaxin Network Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 15, 2025

4.13*	English translation of the Power of Attorney Agreement between Beijing Shijitong Technology Co., Ltd. and the shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 15, 2025

4.14*	English translation of Loan Agreement among Beijing Shijitong Technology Co., Ltd. and shareholders of Beijing Lejiaxin Network Technology Co., Ltd. dated October 15, 2025

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

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333221509) filed with the Securities and Exchange Commission on November 13, 2017)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2025)

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

LEXINFINTECH HOLDINGS LTD.
		By:	/s/ Jay Wenjie Xiao
		Name:	Jay Wenjie Xiao
Date:	April 29, 2026	Title:	Chief Executive Officer and Chairman of the Board

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LexinFintech Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of LexinFintech Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition for loan facilitation and servicing fees - credit oriented and performance based

As described in Note 2(l) to the consolidated financial statements, revenues from loan facilitation and servicing fees - credit oriented and performance based were RMB5,297 million for the year ended December 31, 2025. Management has assessed and concluded that loan facilitation and matching services and post-origination services are distinct and separate performance obligations. A financial guarantee is recorded at fair value at inception of each loan. The remaining consideration is allocated to each of the performance obligations based on relative standalone selling price. Revenues from loan facilitation and matching services are recognized at point-in-time upon the successful matching of the loans, and revenues from post-origination services are recognized ratably over the terms of the loans. Revenue from loan facilitation and servicing fees -performance based is recognized under “Tech-empowerment service income” at predetermined revenue sharing rates based on the repayment collected from the borrowers by funding partners. Such revenue sharing rates are determined based on the performance of the underlying off-balance sheet loans.

The principal considerations for our determination that performing procedures relating to revenue recognition for loan facilitation and servicing fees – credit oriented and performance based is a critical audit matter are the significant judgment by management in the allocation of transaction prices and determination of variable consideration. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee, the relative standalone selling prices of the loan facilitation and matching services and post-origination services, as well as the estimated variable consideration. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls relating to the determination of the fair value of the financial guarantee, the relative standalone selling prices, and the estimated variable consideration. These procedures also included, among others (i) testing management’s process for developing the fair value of the financial guarantee, including testing the appropriateness and mathematical accuracy of the fair value calculation; (ii) testing the completeness, accuracy, and relevance of data used in the calculation; and (iii) evaluating the reasonableness of significant assumptions used by management related to (a) the expected loss rates at loan inception and (b) the expected margins on cost of guarantee services. These procedures also included (i) testing management’s process for developing the estimated standalone selling prices and variable consideration; and (ii) evaluating the reasonableness of significant assumptions used by management related to (a) the estimated cost of providing the services and the estimated margins, and (b) the expected loss rates of the underlying off-balance sheet loans. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s model and significant assumptions to determine the fair value of the financial guarantee at loan inception and the variable consideration of expected loss rates for underlying off-balance sheet loans.

Expected credit losses on financial assets and contingent guarantee liabilities

As described in Notes 2(g), 2(i), 3 and 4 to the consolidated financial statements, the Company has financial assets that are subject to credit losses, and the credit losses methodology also applies to the off-balance sheet credit exposures of financial guarantees not accounted for as derivatives. As of December 31, 2025, allowance for credit losses related to financing receivables and contract assets and receivables were RMB202 million and RMB274 million, respectively; and the contingent guarantee liabilities provided for off-balance sheet loans were RMB544 million. The expected credit losses on these financial assets and contingent guarantee liabilities are determined using a pooled basis within respective credit risk classification levels of the underlying customers, taking into consideration the historical credit loss experience, the current credit quality of the portfolio and application of macroeconomic forecasts.

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

Fair value measurement of financial guarantee derivatives

As described in Notes 2(k), 5 and 9 to the consolidated financial statements, guarantee derivative assets provided for off-balance sheet loans were RMB1,010 million as of December 31, 2025. Financial guarantee derivatives are recorded at fair value at the inception of the off-balance sheet loans and are subsequently remeasured at fair value on an ongoing basis. The estimated fair value of the financial guarantee derivatives is determined by management based on a discounted cash flow model, with reference to the estimates of expected loss rates and margins on cost of guarantee services used in the valuation.

The principal considerations for our determination that performing procedures relating to fair value measurement of financial guarantee derivatives is a critical audit matter are the significant judgment by management in the determination of the fair value of financial guarantee derivatives as of the date of the consolidated financial statements. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence relating to management’s determination of the fair value of the financial guarantee derivatives, including estimates of the expected loss rates and margins on cost of guarantee services used in the valuation as of the date of the consolidated financial statements. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the determination of fair value of financial guarantee derivatives. These procedures also included, among others (i) testing management’s process for estimating the fair value of the financial guarantee derivatives, including evaluating the appropriateness of the models and methodology; (ii) testing the completeness and accuracy of data used in the models, including historical data and current data in estimating the expected loss rates at the date of the consolidated financial statements; and (iii) evaluating the reasonableness of significant assumptions used by management related to the expected loss rates and margins on cost of guarantee services used in the valuation. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s methodology and significant assumptions to determine the expected loss rates.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2026

We have served as the Company’s auditor since 2016.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	2,254,213	2,156,133	308,323
Restricted cash	1,638,479	1,717,773	245,638
Restricted term deposit	58,497	78,458	11,219
Short-term investments	80,000	—	—
Short-term financing receivables, net of allowance for credit losses of RMB102,124 and RMB198,694 as of December 31, 2024 and December 31, 2025, respectively	4,668,715	5,450,418	779,399
Short-term contract assets and receivables, net of allowance for credit losses of RMB409,590 and RMB259,054 as of December 31, 2024 and December 31, 2025, respectively	5,448,057	3,763,096	538,116
Deposits to insurance companies and guarantee companies	2,355,343	2,187,609	312,824
Prepayments and other current assets	1,321,340	2,858,054	408,696
Amounts due from related parties	61,722	84,531	12,088
Inventories, net	22,345	24,119	3,449
Total Current Assets	17,908,711	18,320,191	2,619,752
Non-current Assets
Restricted cash	100,860	91,937	13,147
Long-term financing receivables, net of allowance for credit losses of RMB1,820 and RMB3,723 as of December 31, 2024 and December 31, 2025, respectively	112,427	167,378	23,935
Long-term contract assets and receivables, net of allowance for credit losses of RMB30,919 and RMB14,569 as of December 31, 2024 and December 31, 2025, respectively	317,402	317,496	45,401
Property, equipment and software, net	613,110	895,046	127,990
Land use rights, net	862,867	828,467	118,469
Long‑term investments	284,197	243,971	34,887
Deferred tax assets	1,540,842	1,763,235	252,139
Other assets, net of allowance of credit losses of RMB 231,446 and RMB 227,747 as of December 31, 2024 and December 31, 2025, respectively (including share subscription prepayment to related party of nil and RMB38,091 as of December 31, 2024 and December 31, 2025, respectively)	500,363	535,242	76,539
Total Non-current Assets	4,332,068	4,842,772	692,507
TOTAL ASSETS	22,240,779	23,162,963	3,312,259

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs of RMB72,698 and RMB99,703 as of December 31, 2024 and December 31, 2025, respectively)	74,443	101,178	14,468
Amounts due to related parties(including amounts of the consolidated VIEs of RMB10,927 and RMB8,708 as of December 31, 2024 and December 31, 2025, respectively)	10,927	8,708	1,245
Short-term borrowings and current portion of long-term borrowings (including amounts of the consolidated VIEs of RMB331,281 and RMB592,196 as of December 31, 2024 and December 31, 2025, respectively)	690,772	905,791	129,526
Short‑term funding debts (including amounts of the consolidated VIEs of RMB2,754,454 and RMB2,440,685 as of December 31, 2024 and December 31, 2025, respectively)	2,754,454	2,440,685	349,013
Deferred guarantee income (including amounts of the consolidated VIEs of RMB786,793 and RMB968,405 as of December 31, 2024 and December 31, 2025, respectively)	975,102	1,305,911	186,743
Contingent guarantee liabilities (including amounts of the consolidated VIEs of RMB876,614 and RMB438,837 as of December 31, 2024 and December 31, 2025, respectively)	1,079,000	544,191	77,818
Accruals and other current liabilities(including amounts of the consolidated VIEs of RMB2,790,265 and RMB3,655,306 as of December 31, 2024 and December 31, 2025, respectively)	4,019,676	4,371,484	625,110
Total Current Liabilities	9,604,374	9,677,948	1,383,923

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 2(e)
Non-current Liabilities
Long-term borrowings(including amounts of the consolidated VIEs of RMB585,024 and RMB566,015 as of December 31, 2024and December 31, 2025, respectively)	585,024	566,015	80,939
Long‑term funding debts (including amounts of the consolidated VIEs of RMB1,197,211 and RMB850,590 as of December 31, 2024 and December 31, 2025, respectively)	1,197,211	850,590	121,633
Deferred tax liabilities (including amounts of the consolidated VIEs of RMB63,164 and RMB103,470 as of December 31, 2024 and December 31, 2025, respectively)	91,380	105,212	15,045
Other long-term liabilities(including amounts of the consolidated VIEs of RMB15,646 and RMB4,591 as of December 31, 2024 and December 31, 2025, respectively)	22,784	10,567	1,511
Total Non-current Liabilities	1,896,399	1,532,384	219,128
TOTAL LIABILITIES	11,500,773	11,210,332	1,603,051
Shareholders’ equity:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 309,554,410 shares issued, 265,184,774 shares outstanding as of December 31, 2024; 1,889,352,801 shares authorized, 319,554,412 shares issued, 263,659,604 shares outstanding as of December 31, 2025)	205	209	32
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2024; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2025)	41	41	7
Treasury stock (44,369,636 and 51,843,198 shares as of December 31, 2024 and 2025, respectively)	(328,764)	(493,846)	(70,619)
Additional paid-in capital	3,314,866	3,396,667	485,717
Statutory reserves	1,178,309	1,260,923	180,310
Accumulated other comprehensive loss	(29,559)	(27,597)	(3,946)
Retained earnings	6,604,908	7,816,234	1,117,707
Total shareholders’ equity	10,740,006	11,952,631	1,709,208
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,240,779	23,162,963	3,312,259

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Operating revenue:
Credit facilitation service income	9,666,120	10,999,931	9,562,072	1,367,358
Loan facilitation and servicing fees-credit oriented	5,001,881	6,325,924	4,988,562	713,355
Guarantee income	2,519,284	2,663,824	2,423,570	346,566
Financing income	2,144,955	2,010,183	2,149,940	307,437
Tech-empowerment service income (including service fee from a related party of nil, RMB4,408 and RMB13,425 for the years ended December 31, 2023, 2024 and 2025, respectively)	1,640,453	1,881,376	2,081,335	297,627
Installment e-commerce platform service income	1,750,509	1,322,287	1,508,680	215,738
Total operating revenue	13,057,082	14,203,594	13,152,087	1,880,723
Operating cost
Cost of sales	(1,635,635)	(1,319,526)	(1,206,033)	(172,460)
Funding cost	(513,869)	(326,451)	(228,958)	(32,741)
Processing and servicing cost (including collection service fee from related parties of RMB14,753, RMB35,561 and RMB40,314 for the years ended December 31, 2023, 2024 and 2025, respectively)	(1,935,016)	(2,291,904)	(2,442,557)	(349,281)
Provision for financing receivables	(627,061)	(865,524)	(1,016,742)	(145,392)
Provision for contract assets and receivables	(629,308)	(718,413)	(614,364)	(87,853)
Provision for contingent guarantee liabilities	(3,203,123)	(3,655,548)	(3,174,787)	(453,989)
Total operating cost	(8,544,012)	(9,177,366)	(8,683,441)	(1,241,716)
Gross profit	4,513,070	5,026,228	4,468,646	639,007
Operating expenses:
Sales and marketing expenses	(1,733,301)	(1,787,299)	(1,918,894)	(274,398)
Research and development expenses	(513,284)	(578,243)	(595,316)	(85,129)
General and administrative expenses	(387,387)	(374,481)	(361,819)	(51,739)
Total operating expenses	(2,633,972)	(2,740,023)	(2,876,029)	(411,266)
Change in fair value of financial guarantee derivatives and loans at fair value	(206,368)	(979,234)	508,160	72,666
Interest expense, net	(50,483)	(9,007)	(22,732)	(3,251)
Investment loss	(303,235)	(2,417)	(21,903)	(3,132)
Others, net	7,774	58,188	19,461	2,783
Income before income tax expense	1,326,786	1,353,735	2,075,603	296,807
Income tax expense	(260,841)	(253,275)	(398,526)	(56,988)
Net income	1,065,945	1,100,460	1,677,077	239,819
Net income attributable to ordinary shareholders of the Company	1,065,945	1,100,460	1,677,077	239,819
Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	3.24	3.32	4.95	0.71
Diluted	3.17	3.24	4.72	0.68

Net income per ADS attributable to ordinary shareholders of the Company
Basic	6.49	6.64	9.90	1.42
Diluted	6.34	6.49	9.45	1.35

Weighted average number of ordinary shares outstanding
Basic	328,523,952	331,403,936	338,943,939	338,943,939
Diluted	359,820,982	339,261,349	355,089,877	355,089,877

Share‑based compensation expenses included in:
Processing and servicing cost	246	3,173	16,232	2,321
Sales and marketing expenses	17,454	13,756	19,354	2,768
Research and development expenses	23,547	10,715	13,353	1,909
General and administrative expenses	76,605	66,979	47,236	6,755

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Net income	1,065,945	1,100,460	1,677,077	239,819
Other comprehensive income
Foreign currency translation adjustments, net of tax	7,297	(16,014)	1,962	281
Total comprehensive income	1,073,242	1,084,446	1,679,039	240,100
Total comprehensive income attributable to ordinary shareholders	1,073,242	1,084,446	1,679,039	240,100

The accompanying notes are an integral part of these consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

The accompanying notes are an integral part of these consolidated financial statements.

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury stock		Additional Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive (loss)/income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2022	245,264,614	191	80,189,163	47	44,369,636	(328,764)	3,081,254	1,022,592	(20,842)	4,894,273	8,648,751
Balances at January 1, 2023	245,264,614	191	80,189,163	47	44,369,636	(328,764)	3,081,254	1,022,592	(20,842)	4,894,273	8,648,751
Net income	—	—	—	—	—	—	—	—	—	1,065,945	1,065,945
Share-based compensation expenses	—	—	—	—	—	—	117,852	—	—	—	117,852
Exercise of share-based awards	2,806,634	2	—	—	—	—	5,855	—	—	—	5,857
Redesignation of Class B Ordinary Shares into Class A Ordinary Shares	8,846,936	6	(8,846,936)	(6)	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	83,987	—	(83,987)	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	7,297	—	7,297
Dividends to shareholders	—	—	—	—	—	—	—	—	—	(135,620)	(135,620)
Balances at December 31, 2023	256,918,184	199	71,342,227	41	44,369,636	(328,764)	3,204,961	1,106,579	(13,545)	5,740,611	9,710,082
Balances at January 1, 2024	256,918,184	199	71,342,227	41	44,369,636	(328,764)	3,204,961	1,106,579	(13,545)	5,740,611	9,710,082
Net income	—	—	—	—	—	—	—	—	—	1,100,460	1,100,460
Share-based compensation expenses	—	—	—	—	—	—	94,623	—	—	—	94,623
Exercise of share-based awards	8,266,590	6	—	—	—	—	15,282	—	—	—	15,288
Appropriation to statutory reserves	—	—	—	—	—	—	—	71,730	—	(71,730)	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	(16,014)	—	(16,014)
Dividends to shareholders	—	—	—	—	—	—	—	—	—	(164,433)	(164,433)
Balances at December 31, 2024	265,184,774	205	71,342,227	41	44,369,636	(328,764)	3,314,866	1,178,309	(29,559)	6,604,908	10,740,006
Balances at January 1, 2025	265,184,774	205	71,342,227	41	44,369,636	(328,764)	3,314,866	1,178,309	(29,559)	6,604,908	10,740,006
Net income	—	—	—	—			—	—	—	1,677,077	1,677,077
Share-based compensation expenses	—	—	—	—	—	—	96,175	—	—	—	96,175
Exercise of share-based awards	10,948,392	4	—	—	(5,000,000)	37,047	(14,374)	—	—	—	22,677
Appropriation to statutory reserves	—	—	—	—	—	—	—	82,614	—	(82,614)	—
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	—	1,962	—	1,962
Repurchases of common shares	(12,473,562)	—	—	—	12,473,562	(202,129)	—	—	—	—	(202,129)
Dividends to shareholders	—	—	—	—	—	—	—	—	—	(383,137)	(383,137)
Balances at December 31, 2025	263,659,604	209	71,342,227	41	51,843,198	(493,846)	3,396,667	1,260,923	(27,597)	7,816,234	11,952,631

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from operating activities:
Net income	1,065,945	1,100,460	1,677,077	239,819
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs and discounts	41,402	4,291	—	—
Share-based compensation expenses	117,852	94,623	96,175	13,753
Amortization of right-of-use assets and interest of lease liabilities	39,733	38,160	38,244	5,469
Depreciation and amortization	105,409	110,029	105,429	15,076
Provision for financing and interest receivables	627,061	865,524	1,016,742	145,392
Provision for contract assets and receivables	629,308	718,413	614,364	87,853
Provision for contingent guarantee liabilities	3,203,123	3,655,548	3,174,787	453,989
Change in inventory provision	(602)	3,246	(3,340)	(478)
Change in fair value of financial guarantee derivatives and loans at fair value	206,368	979,234	(508,160)	(72,666)
Deferred income tax	(67,550)	(292,710)	(208,561)	(29,824)
Investment-related impairment	301,760	—	2,728	390
Share of results of equity investees	1,475	2,417	19,175	2,742
Foreign exchange loss/(gain)	35,602	(11,749)	2,310	330
Loss/(gain) on disposal of loans at fair value and financing receivables	2,966	(8,241)	—	—
Changes in operating assets and liabilities:
Financing receivables related to online direct sales	515,074	(315,618)	619,571	88,597
Prepayments and other current assets	(247,586)	(54,205)	(1,118,468)	(159,939)
Deposits to insurance companies and guarantee companies	(364,249)	257,928	160,152	22,901
Amounts due from related parties	(387)	(8,819)	(14,141)	(2,022)
Contract assets and receivables	(2,840,791)	266,858	1,103,879	157,853
Other long-term liabilities	(52,239)	(27,918)	(12,217)	(1,747)
Inventories	20,914	8,014	1,566	224
Other operating assets	(62,016)	323,281	(9,240)	(1,321)
Accounts payable	23,831	24,642	26,735	3,823
Amounts due to related parties	(1,711)	7,969	(2,219)	(317)
Deferred guarantee income	643,527	(563,283)	330,809	47,305
Contingent guarantee liabilities	(2,276,690)	(4,385,088)	(3,709,596)	(530,465)
Other payable to Individual Investors	(1,272)	(41)	(86)	(12)
Accruals and other current liabilities	1,151,315	(1,711,507)	210,726	30,133
Net cash provided by operating activities	2,817,572	1,081,458	3,614,441	516,858
Cash flows from investing activities:
Cash proceed for disposal of loans at fair value and financing receivables	—	80,546	440,726	63,023
Cash paid on long-term investments	—	—	(67,197)	(9,609)
Proceeds from disposal of investments	—	—	31,139	4,453
Purchases of property, equipment and software	(229,523)	(247,061)	(352,923)	(50,467)
Financing receivables originated and purchased (excluding receivables related to online direct sales)	(18,316,222)	(16,162,343)	(22,237,623)	(3,179,938)
Principal collection on financing receivables and recoveries (excluding receivables related to online direct sales)	19,887,574	14,972,493	19,066,570	2,726,483
Investments in loans at fair value	(5,154,834)	(4,592,538)	(2,542,351)	(363,551)
Collection of loans at fair value	5,120,379	4,923,343	3,010,218	430,455
Placement of restricted term deposit and short-term investments	(1,102,968)	(228,099)	(1,054,098)	(150,734)
Withdrawal of restricted term deposit and short-term investments	2,130,046	394,693	1,107,942	158,434
Funds to related parties	—	(45,914)	(14,073)	(2,012)
Net cash provided by/(used in) investing activities	2,334,452	(904,880)	(2,611,670)	(373,463)

LEXINFINTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Cash flows from financing activities:
Proceeds from borrowings	1,957,888	1,030,312	1,138,581	162,815
Principal payments on borrowings	(2,265,540)	(780,841)	(942,295)	(134,748)
Proceeds from funding debts	17,938,230	12,696,902	13,091,614	1,872,076
Principal payments on funding debts	(19,718,592)	(12,684,233)	(13,752,004)	(1,966,510)
Repurchase of common shares	—	—	(202,129)	(28,904)
Exercise of share-based awards	5,880	14,899	23,063	3,298
Dividends to shareholders	(135,620)	(164,433)	(383,137)	(54,788)
Repayments of convertible loans	(1,634,678)	(504,237)	—	—
(Payments to)/cash receipts on behalf of third-parties	(30,520)	4,354	(4,654)	(665)
Net cash used in financing activities	(3,882,952)	(387,277)	(1,030,961)	(147,426)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,914	1,082	481	69
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,272,986	(209,617)	(27,709)	(3,962)
Cash, cash equivalents and restricted cash at beginning of the year	2,930,183	4,203,169	3,993,552	571,070
Including:
Cash and cash equivalents at beginning of the year	1,494,150	2,624,719	2,254,213	322,348
Restricted cash at beginning of the year	1,436,033	1,578,450	1,739,339	248,722
Cash, cash equivalents and restricted cash at end of the year	4,203,169	3,993,552	3,965,843	567,108
Including:
Cash and cash equivalents at the end of the year	2,624,719	2,254,213	2,156,133	308,323
Restricted cash at the end of the year	1,578,450	1,739,339	1,809,710	258,785
Supplemental disclosure of cash flows information
Cash paid for interest expense of borrowings and convertible notes	86,411	45,163	57,976	8,290
Cash paid for income tax expense	255,579	413,838	740,092	105,832

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

As of December 31, 2025, the Company’s principal subsidiaries, the consolidated VIEs and subsidiaries of the consolidated VIEs are as follows:

	Date of Incorporation/ Establishment	Place of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Interest	Principal Activities
Subsidiaries
Installment (HK) Investment Limited (“Installment HK”)	December 9, 2013	Hong Kong, PRC	100%	Investment holding
Beijing Shijitong Technology Co., Ltd. (“Beijing Shijitong”)	July 1, 2014	Beijing, PRC	100%	Technical support and consulting services
Shenzhen Lexin Software Technology Co., Ltd. (“Shenzhen Lexin Software”)	March 1, 2017	Shenzhen, PRC	100%	Software development
Shenzhen Lexin Financing Guarantee Co., Ltd. (“Shenzhen Lexin Financing Guarantee”)	September 14, 2017	Shenzhen, PRC	100%	Financing guarantee services
Beihai Dulin Information Technology Co. Ltd. (“Beihai Dulin”)	September 28, 2022	Beihai, PRC	100%	Financial technology services
The VIEs
Beijing Lejiaxin Network Technology Co., Ltd. (“Beijing Lejiaxin”)	October 25, 2013	Beijing, PRC	100%	Investment holding
Shenzhen Xinjie Investment Co., Ltd. (“Shenzhen Xinjie”)	December 22, 2015	Shenzhen, PRC	100%	Investment holding
Shenzhen Qianhai Dingsheng Data Technology Co., Ltd. (“Qianhai Dingsheng”)	January 13, 2016	Shenzhen, PRC	100%	Financial technology services
Shenzhen Mengtian Technology Co., Ltd. (“Mengtian Technology”)	August 9, 2016	Shenzhen, PRC	100%	Software development
Beihai Super Egg E-Commerce Co., Ltd. (“Beihai Super Egg”)	May 31, 2018	Beihai, PRC	100%	Technical support and consulting services
Subsidiaries of the VIEs
Shenzhen Fenqile Network Technology Co., Ltd. (“Shenzhen Fenqile”)	August 15, 2013	Shenzhen, PRC	100%	Online direct sales and online consumer finance
Shenzhen Beizhipiji Technology Co., Ltd. ("Beizhipiji")	June 26, 2014	Shenzhen, PRC	100%	Financial technology services
Ji’an Fenqile Network Microcredit Co., Ltd. (“Ji’an Microcredit”)	December 2, 2016	Ji’an, PRC	100%	Online consumer credit
Shenzhen Fenqile Trading Co., Ltd. (“Shenzhen Fenqile Trading”)	December 30, 2016	Shenzhen, PRC	100%	Online direct sales
Shenzhen Dingsheng Computer Technology Co., Ltd. (“Dingsheng Computer”)	March 23, 2017	Shenzhen, PRC	100%	Financial technology services
Shenzhen Qianhai Lixin Commercial Factoring Co., Ltd.	April 13,2017	Shenzhen, PRC	100%	Commercial factoring
Beihai Aurora Technology Co., Ltd. (“Beihai Aurora”)	June 19, 2018	Beihai, PRC	100%	Technical support and consulting services
Beihai Lexin Information Technology Co., Ltd. (“Beihai Lexin Information”)	June 11, 2018	Beihai, PRC	100%	Financial technology services
Ganjiang New Area Mengtian Financing Guarantee Co., Ltd.	October 24, 2019	Ganjiang, PRC	100%	Financing guarantee services

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

History of the Group and Basis of Presentation

The Group commenced operations through Shenzhen Fenqile in August 2013. Beijing Lejiaxin was incorporated in October 2013 and established its wholly owned subsidiary Beizhipiji (former name “Qianhai Juzi”) in June 2014 in order to launch the Group’s online investment platform Juzi Licai, which offers Investment Programs to the Individual Investors. The Group has ceased facilitating new loans with funding from individual investors on Juzi Licai since November 2019 and cleared the outstanding balance of loans invested by individual investors in December 2020.

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

(ii)
Risks in relation to the VIE structure

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and the VIEs’ subsidiaries, has the obligation to absorb losses of, or the right to receive benefits from the VIEs and the VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and the VIEs’ subsidiaries except for registered capitals and PRC statutory reserves of the consolidated VIEs amounting to RMB6,784 million as of December 31, 2025. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses mainly through the consolidated VIEs and the VIEs’ subsidiaries, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2024	2025
	(RMB in thousands)
Consolidating Schedule of Financial Position
ASSETS
Cash and cash equivalents	1,670,835	1,818,186
Restricted cash	1,141,723	1,237,814
Restricted term deposit and short-term investments	79,760	78,458
Financing receivables, net	4,530,170	5,199,209
Amounts due from Group companies (1)	109,196	244,675
Deposits to insurance companies and guarantee companies	2,347,124	2,187,609
Contract assets and receivables, net	4,790,945	3,368,610
Property, equipment and software, net	522,718	812,005
Land use rights, net and right of use assets	901,443	828,467
Long‑term investments	239,244	243,971
Other assets	2,794,112	4,133,414
TOTAL ASSETS	19,127,270	20,152,418
LIABILITIES
Amounts due to Group companies (1)	6,672,028	6,792,117
Borrowings	916,305	1,158,211
Funding debts	3,951,665	3,291,275
Deferred guarantee income	786,793	968,405
Contingent guarantee liabilities	876,614	438,837
Other liabilities	3,048,229	3,871,778
TOTAL LIABILITIES	16,251,634	16,520,623
Total equity attributable to owners of the company	2,875,636	3,631,795
TOTAL SHAREHOLDERS’ EQUITY	2,875,636	3,631,795
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,127,270	20,152,418

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Condensed Consolidating Schedule of Results of Operations
Operating revenue:
Third-party revenues	11,264,532	10,958,115	10,381,825
Inter-group revenues (2)	186,968	196,310	130,165
Total Operating revenue	11,451,500	11,154,425	10,511,990
Operating cost:
Third-party costs	(7,354,363)	(7,314,444)	(6,290,106)
Inter-group costs(2)	(27)	(188)	(426)
Total operating cost	(7,354,390)	(7,314,632)	(6,290,532)
Gross profit	4,097,110	3,839,793	4,221,458
Operating expense:
Third-party expenses	(1,766,810)	(1,799,169)	(1,760,165)
Inter-group expenses(2)	(1,544,632)	(1,108,919)	(1,854,773)
Total operating expenses	(3,311,442)	(2,908,088)	(3,614,938)
Others	(448,109)	(556,017)	338,888
Income before income tax	337,559	375,688	945,408
Income tax expenses	(100,292)	(93,803)	(223,467)
Net income	237,267	281,885	721,941
Net income attributable to ordinary shareholders of the Company	237,267	281,885	721,941

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Net cash provided by operating activities	1,443,381	207,079	3,264,268
Net cash provided by transactions with external parties	2,922,935	1,555,165	4,881,253
Net cash used in transactions with inter-group entities for technical service charges and others (3)	(1,479,554)	(1,348,086)	(1,616,985)
Net cash provided by/(used in) investing activities	1,337,528	(799,910)	(2,514,896)
Net cash provided by/(used in) transactions with external parties	1,387,854	(837,194)	(2,365,266)
Net cash (used in)/provided by funds to Group companies (4)	(50,326)	37,284	(149,630)
Net cash (used in)/provided by financing activities	(2,022,654)	654,636	(505,930)
Net cash (used in)/provided by transactions with external parties	(2,272,659)	91,129	(422,863)
Net cash provided by/(used in) funds from Group companies (5)	250,005	563,507	(83,067)
Net increase in cash, cash equivalents and restricted cash	758,255	61,805	243,442
Cash, cash equivalents and restricted cash at beginning of the year	1,992,498	2,750,753	2,812,558
Cash, cash equivalents and restricted cash at end of the year	2,750,753	2,812,558	3,056,000

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
(3)
For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to WFOEs for technical service fees were RMB1,647million, RMB1,611 million and RMB1,769 million, respectively. Cash received by the VIEs to WFOEs for the provision of goods and services were RMB168 million, RMB263 million and RMB152 million for the years ended December 31, 2023, 2024 and 2025, respectively.
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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency exchange gain or loss resulting from the settlement of such transactions and from remeasurement at period‑end is recognized in “Others, net” on the Consolidated Statements of Operations.

Foreign currency translation adjustments included in the Group’s Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025 were gain of RMB7.3 million, loss of RMB16.0 million and gain of RMB2.0 million, respectively.

(e) Convenience translation

Translations of balances on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

On‑balance sheet loans

Loans funded by establishment of the consolidated Trusts and issuance of asset‑backed securitized debts

The Group establishes business relationships with Trusts from time to time. Pursuant to applicable arrangements, the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or the third-party investors for the purpose of providing returns to the beneficiary of the Trusts. Since these Trusts only invest in financing receivables generated from the Group’s Platform and APP, the Group has power to direct the activities of the Trusts. The Group has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under Accounting Standards Codification (“ASC”) 810, Consolidation.

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

Therefore, loans funded by the consolidated Trusts and asset-backed securitized debts remain at the Group and are recorded as “Financing receivables, net” (Note 3) on the Consolidated Balance Sheets. The proceeds received from third‑party investors of the consolidated Trusts and asset-backed securitized debts are recorded as “Funding Debts” (Note 2(h)). Cash received via consolidated Trusts and asset-backed securitized debts that has not yet been distributed is recorded as “Restricted cash”.

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

(i)
Guarantee receivables and liabilities

For the off-balance sheet loans funded by certain Institutional Funding Partners, the Group provides deposits and replenishes such deposits from time to time to the Institutional funding partners by compensating them for principal and interest payment in the event of the Borrowers’ defaults, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

Starting from 2019, the Group started to cooperate with third-party insurance companies and guarantee companies that directly provide guarantee services to certain Institutional Funding Partners. According to relevant financial guarantee arrangements, third-party insurance companies and guarantee companies will provide the principal and interest payment to these Institutional Funding Partners, in case of Borrowers’ defaults. However, the Group is required to provide deposits and replenish such deposits from time to time to the bank accounts of these insurance companies and guarantee companies, in the event that such insurance companies and guarantee companies perform their guarantee obligations upon the Borrowers’ defaults. Effectively, the Group provides risk safeguard measures or a deposit to compensate the insurance companies and guarantee companies in the event that they performed their guarantee or insurance obligations upon the Borrowers’ defaults. These financial guarantee contracts are accounted for as guarantee liabilities under ASC 460, Guarantees, provided that the scope exception under ASC 815-10-15-58 is met.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
		(RMB in thousands)
Opening balances	894,858	1,538,385	975,102
Fair value of deferred guarantee income at inception of new loans	3,162,811	2,100,541	2,754,379
Release of deferred guarantee income	(2,519,284)	(2,663,824)	(2,423,570)
Ending balances	1,538,385	975,102	1,305,911

The following table sets forth the activities of the Group’s obligations associated with the contingent guarantee liabilities for the year ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
		(RMB in thousands)
Opening balances	882,107	1,808,540	1,079,000
Provision for contingent liabilities of guarantee	3,203,123	3,655,548	3,174,787
Net cash payout	(2,276,690)	(4,385,088)	(3,709,596)
Ending balances	1,808,540	1,079,000	544,191

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

Disaggregation of revenues within the scope of ASC 606

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by revenue sources:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Installment e-commerce platform service income
Installment e-commerce platform service income	1,585,625	1,236,679	1,370,533
Other services	164,884	85,608	138,147
Total installment e-commerce platform service income	1,750,509	1,322,287	1,508,680
Credit facilitation service income
Loan facilitation and matching servicing fees-credit oriented	4,178,477	5,201,429	3,843,372
Post-origination servicing fees-credit oriented	823,404	1,124,495	1,145,190
Total credit facilitation service income	5,001,881	6,325,924	4,988,562
Tech-empowerment service income
Loan facilitation and matching servicing fees-performance based	702,774	695,872	101,490
Post-origination servicing fees-performance based	280,574	197,561	206,790
Referral service fee	349,927	603,361	1,587,248
Other services	307,178	384,582	185,807
Total tech-empowerment service income	1,640,453	1,881,376	2,081,335
Loan facilitation and servicing fees-credit oriented and performance based	5,985,229	7,219,357	5,296,842
Total operating revenue within the scope of ASC 606	8,392,843	9,529,587	8,578,577

The following table presents the Group’s operating revenue within the scope of ASC 606 disaggregated by timing of revenue recognition:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Revenues recognized at point-in-time	7,155,654	7,876,188	7,110,549
Revenues recognized over time	1,237,189	1,653,399	1,468,028
Total operating revenue within scope of ASC 606	8,392,843	9,529,587	8,578,577

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

The Group generates tech-empowerment service income from loan facilitation and servicing fees-performance based with profit sharing model, referral services, as well as other services including technical services to financial institutions, subscription services and others.

Loan facilitation and servicing fees

With respect to the off‑balance sheet loans, the Group does not record financing receivables arising from these loans nor funding debts to the funding partners. The Group earns loan facilitation and servicing fees and records them under

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

“Credit facilitation service income” and “Tech-empowerment service income” based on respective arrangements, as applicable.

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

Referral services

The Group provides referral services by referring user on its own platform to third-party platforms or companies in respect of loan and other products offered by them. The Group considers the third-party platforms or companies to be its customers, and charges service fees from customers based on a pre-agreed rate of transaction amount underwritten or received by, or of number of qualified users referred to these customers. The transaction price includes variable service fees, which is estimated using the expected value method and is limited to the amount of variable consideration that is probable not to be significantly reversed in future periods. The Group assesses whether the estimate of variable consideration is constrained. Revenue under this business model is recognized as “Referral services” under “Tech-empowerment service income” when a successful referral is achieved upon loan origination, clicks by qualified users, or when other performance obligation is satisfied.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Both cash coupons and repayment coupons are given for free at the Group’s discretion, which are not linked to any transactions or previous transactions from the Platform and APP when they are given. In accordance with ASC 606-10-32-27, cash coupons and repayment coupons are accounted for as a reduction of revenue of the Group upon the future purchase or application by the customers. The amount of cash coupons and repayment coupons recognized as a reduction of revenue was RMB105 million, RMB89.4 million and RMB86.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Contract liabilities relate to unsatisfied performance obligations at the end of each reporting period and consist of cash payment received in advance from customers in subscription services and post-origination services, which is recorded as “Deferred service fees” included in “Accruals and other current liabilities” on the Consolidated Balance Sheets. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the years were RMB36.6 million and RMB106 million for the years ended December 31, 2024 and 2025, respectively.

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

As of December 31, 2024 and 2025, the aggregate amount of the transaction price allocated to remaining performance obligations related to customer contracts that are unsatisfied or partially unsatisfied was RMB438 million and RMB422 million, respectively. Given the profile of contract terms, substantially all of the remaining performance obligation is expected to be recognized as revenue over the next three years.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(m)
Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2024 and 2025, the Group did not have any cash equivalents.

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

(p)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. Prior to September 2023, cost of inventory is determined using the moving average cost method. Starting from September 2023, cost of inventory is determined using the first-in-first-out cost method. Such change did not have a material impact on the financial position and results of operations and therefore was not applied retrospectively in accordance with ASC 250-10-S99-3. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Adjustments are recorded to write down the cost of inventory to the net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the Consolidated Statements of Operations. As of December 31, 2024 and 2025, all inventory balances were products available for sale.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(t)
Impairment of long‑lived assets

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

As of December 31, 2024 and 2025, the allowances for expected credit losses for other assets were RMB231 million and RMB228 million respectively.

The Group has recognized an additional loss of RMB206 million in 2023 under "investment loss" related to investment related prepayment for equity interest in a domestic private bank, and no more loss was recorded during 2024 and 2025.

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

(z)
Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll and related expenses for personnel engaged in marketing and business development activities. Advertising costs, which consist primarily costs of online advertising and offline outdoor promotion activities, are expensed as incurred and are included within sales and marketing expenses on the Consolidated Statements of Operations. For the years ended December 31, 2023, 2024 and 2025, advertising costs totaled RMB990 million, RMB1,019 million and RMB1,160 million, respectively.

(aa)
Research and development expenses

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

The Group leases certain office premises under non‑cancelable leases, which expire at various dates through November 2028. As of December 31, 2025, the Group’s operating leases had a weighted average remaining lease term of 1.4 years and a weighted average discount rate of 5.65%.

Future minimum lease payments under non‑cancelable operating leases agreements are as follows:

For the Year ended December 31, 2025
RMB in thousands
2026	32,970
2027	8,858
2028 and thereafter	3,028
Total future lease payments	44,856
Impact of discounting remaining lease payments	(1,943)
Total lease liabilities	42,913
- Short-term portion	32,346
- Long-term portion	10,567

Operating lease cost for the years ended December 31, 2023, 2024 and 2025 was RMB45.3 million, RMB42.2 million and RMB41.0 million, respectively, which excluded cost of leasing contracts with original terms less than 12 months. Short-term lease cost for the years ended December 31, 2023, 2024 and 2025 was RMB19.8million, RMB22.5 million and RMB24.5 million, respectively. Supplemental cash flow information related to operating leases was as follows:

For the Year ended December 31, 2025
RMB in thousands
Cash payments for operating leases	44,606
Right-of-use assets obtained in exchange for operating lease liabilities	21,630

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

For the years ended December 31, 2023, 2024 and 2025, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB84.0 million, RMB71.7 million and RMB82.6 million, respectively.

(ii)
Significant risks and uncertainties

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Foreign currency risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments denominated in RMB that are subject to such government controls amounted to RMB4,018 million and RMB3,974 million as of December 31, 2024 and December 31, 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

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

In an effort to ensure compliance with applicable laws and regulations, the Group has currently conducted part of the investor protection measures through its own financial guarantee companies, which are qualified to provide financing guarantee services. The Group increased the paid-in capital of the financing guarantee subsidiaries from RMB 1.3 billion as of December 31, 2019 to RMB3.0 billion as of December 31, 2025. The Group will continue its efforts to mitigate the relevant compliance risk.

Concentration of credit risk

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Credit risk is one of the most significant risks for the Group’s loans businesses. The Group records provision for credit losses based on its estimated probable losses against its financing receivables. Apart from the financing receivables, financial instruments that potentially expose the Group to significant concentration of credit risk primarily included in the financial statement line items of cash and cash equivalents, restricted cash, restricted term deposit and short-term investments, prepayments and other current assets, contract assets and receivables, and deposits to insurance companies and guarantee companies. The Group holds its cash and cash equivalents, restricted cash and restricted term deposit and short-term investments at reputable financial institutions in the PRC and at international financial institutions with high ratings from internationally recognized rating agencies. As of December 31, 2025, approximately 98% of the Group’s cash and cash equivalents, restricted cash and restricted term deposit and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted term, deposit and short-term investments were held in financial institutions outside the PRC. Financing receivables and contract assets and receivables are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to these receivables and contract assets are mitigated by credit evaluations the Group performs on its Borrowers and the Group’s ongoing monitoring process of outstanding balances.

Concentration of customers, suppliers, and funding partners

There was no revenue from customers which individually represented greater than 10% of the total operating revenue for any of the periods presented. There were no financing receivables or contract assets and receivables due from customers of the Group that individually accounted for greater than 10% of the Group’s carrying amount of financing receivables and contract assets and receivables as of December 31, 2024 and 2025, respectively.

There were one, nil and one inventory suppliers accounted for more than 10% of the Group’s total purchases for the years ended December 31, 2023, 2024 and 2025, respectively. One supplier accounted for more than 10% of the Group’s accounts payable as of December 31, 2024 and 2025, respectively, as follows:

	As of December 31,
	2024	2025
Inventory supplier A	*	18.4%
Inventory supplier B	11.0%	*

* Less than 10%.

There were two, two and two Institutional Funding Partners that accounted for more than 10% of the Group’s total funding cost for the year ended December 31, 2023, 2024 and 2025. Institutional Funding Partners accounted for more than 10% of the Group’s funding debts as of December 31, 2024 and 2025 respectively as follows:

	As of December 31,
	2024	2025
Institutional Funding Partner A	49.9%	35.6%
Institutional Funding Partner B	12.3%	*
Institutional Funding Partner C	*	24.4%

There were no Institutional Funding Partner that accounted for more than 10% of the Group’s origination of off-balance sheet loans for the year ended December 31, 2024 and 2025.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

There were two and three guarantee companies accounted for more than 10% of the Group's deposits to insurance companies and guarantee companies as of December 31, 2024 and 2025, respectively.

	As of December 31,
	2024	2025
Guarantee Company A	12.1%	14.4%
Guarantee Company B	20.4%	14.1%
Guarantee Company C	*	11.0%

*Less than 10%.

(jj)
Recent accounting pronouncements

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326). ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2024 and 2025 consisted of the followings:

	As of December 31,
	2024	2025
	(RMB in thousands)
Short-term:
Short-term financing receivables	4,693,817	5,521,164
Accrued interest receivable	77,022	127,948
Allowance for credit losses	(102,124)	(198,694)
Total short-term financing receivables, net	4,668,715	5,450,418
Long-term:
Long-term financing receivables	114,247	171,101
Allowance for credit losses	(1,820)	(3,723)
Total long-term financing receivables, net	112,427	167,378

These balances represent short‑term and long‑term financing receivables generated from loans transacted on the Group's Platform and APP with an original term generally up to three years and do not have collateral.

As of December 31, 2024 and 2025, loans that were charged-off in accordance with the Group's standard charge-off policy were RMB5,748 million and RMB6,666 million, respectively. The Group determined it was probable that the Group will be unable to collect the unpaid principal amounts on those loans.

The following table summarizes the balances of financing receivables by due date as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	(RMB in thousands)
Due in months
0 - 12	4,693,817	5,521,164
13 - 24	114,178	171,101
25 - 36	69	—
Total financing receivables (excluding accrued interest receivable)	4,808,064	5,692,265

The activities in the allowance for credit losses of financing receivables for the years ended December 31, 2023, 2024 and 2025, respectively, consisted of the following:

	For the year ended December 31,
	2023	2024	2025
	(RMB in thousands)
Beginning balances	(197,407)	(61,681)	(103,944)
Provision for credit losses	(627,061)	(865,524)	(1,016,742)
Charge-offs	939,992	1,083,815	1,226,618
Recoveries from prior charge-offs	(177,205)	(260,554)	(308,349)
Ending balances	(61,681)	(103,944)	(202,417)

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aging analysis of past due financing receivables as of December 31, 2024 and 2025 are as follows:

RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	Total Past Due	Current	Total
December 31, 2024	93,205	67,796	58,292	143,553	362,846	4,445,218	4,808,064
December 31, 2025	221,633	165,269	160,909	324,523	872,334	4,819,931	5,692,265

Financing receivables amounting to RMB144 million and RMB325 million as of December 31, 2024 and 2025, respectively, were in non‑accrual status. Financing income for non‑accrual financing receivables is recognized on a cash basis. Cash receipt of non‑accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing financing income. For the years ended December 31, 2023, 2024 and 2025, interest and late payment fees earned from non‑accrual financing receivables were RMB74.1 million, RMB59.5 million and RMB60.1 million, respectively.

As of December 31, 2024 and 2025, financing receivables amounting to RMB11.9 million and RMB1,197 million have been pledged as collateral pursuant to investment agreements with certain Institutional Funding Partners (Note 10).

Credit Quality Indicators

The following table provides information on delinquency, which is the primary credit quality indicator for financing receivables. The amortized cost of loans was presented by year of origination as of December 31, 2025:

	Loans originated in
RMB in thousands	1 - 29 Days Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 - 179 Days Past Due	Total Past Due	Current	Total
2023 and before	2	5	22	103	132	426	558
2024	2,738	1,819	2,513	16,231	23,301	55,312	78,613
2025	218,893	163,445	158,374	308,189	848,901	4,764,193	5,613,094
Total	221,633	165,269	160,909	324,523	872,334	4,819,931	5,692,265

4. CONTRACT ASSETS AND RECEIVABLES, NET

The following table provides information about the Group's contract assets and guarantee receivables with its customers:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2024	2025
	(RMB in thousands)
Short-term:
Contract assets	3,721,794	1,572,959
Allowance for credit losses of contract assets	(203,027)	(79,802)
Contract assets, net	3,518,767	1,493,157
Service fees receivable	956,827	1,092,334
Allowance for credit losses of service fees receivable	(149,057)	(152,709)
Service fees receivable, net	807,770	939,625
Guarantee receivables	1,179,026	1,356,857
Allowance for credit losses of guarantee receivables	(57,506)	(26,543)
Guarantee receivables, net	1,121,520	1,330,314
Long-term:
Contract assets	242,786	178,424
Allowance for credit losses of contract assets	(24,988)	(10,110)
Contract assets, net	217,798	168,314
Guarantee receivables	105,535	153,641
Allowance for credit losses of guarantee receivables	(5,931)	(4,459)
Guarantee receivables, net	99,604	149,182

The activities in the allowance for credit losses of contract assets and receivables for the years ended December 31, 2023, 2024 and 2025, respectively, consisted of the following:

	For the Year Ended December 31,
	2023	2024	2025
		(RMB in thousands)
Beginning balances	(269,592)	(497,974)	(440,509)
Provisions	(622,564)	(680,482)	(580,989)
Charge-offs	438,002	812,307	831,907
Recoveries from prior charge-offs	(43,820)	(74,360)	(84,032)
Ending balances	(497,974)	(440,509)	(273,623)

As of December 31, 2024 and 2025, the balance of contract assets and receivables past due were RMB450 million and RMB372 million, respectively. 88% of contract assets and receivables balance as of December 31, 2025 were originated in 2025.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025
	(RMB in thousands)
Receivables from third-party payment service providers (i)	697,472	504,027
Deposits to Institutional Funding Partners (ii)	94,196	378,238
Guarantee derivative assets at fair value (Note 9)	-	1,010,471
Prepayment to inventory suppliers	63,195	59,189
Prepaid input value-added tax	38,506	46,017
Rental deposits and other current assets (iii)	68,281	517,472
Loans at fair value (iv)	359,690	342,640
Total prepayments and other current assets	1,321,340	2,858,054

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
(iii)
The balances include receivables for disposal of loans at fair value and financing receivables of RMB3.60 million and RMB454 million for the years ended December 31, 2024 and 2025
(iv)
The Group elected the fair value option for the loans acquired or purchased from the relevant funding partners. As described in Note 2(j), the Group uses significant unobservable inputs to measure the fair value of these loans.

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31,
	2024	2025
	(RMB in thousands)
Computers and equipment	317,923	362,674
Furniture and fixtures	17,156	18,093
Leasehold improvement	68,961	75,212
Software	107,917	110,135
Construction in progress	480,112	773,287
Total property, equipment and software	992,069	1,339,401
Accumulated depreciation and amortization	(378,959)	(444,355)
Total property, equipment and software, net	613,110	895,046

Depreciation and amortization expenses on property, equipment and software for the years ended December 31, 2023, 2024 and 2025 were RMB71.0 million, RMB75.6 million and RMB71.0 million, respectively.

7. LAND USE RIGHTS, NET

	2024	2025
	(RMB in thousands)
Gross carrying amount	1,032,000	1,032,000
Accumulated amortization	(169,133)	(203,533)
Net carrying amount	862,867	828,467

Land use rights represent the land use rights acquired for the purpose of constructing offices. In 2020, the Group obtained the land use rights from local authorities with a cash consideration of RMB1.0 billion, which is being amortized on a straight-line basis over the term of the land use right period, approximately 30 years.

Amortization expense related to land use rights for each of the three years in the period ended December 31, 2025 is RMB34.4 million. The land use rights were pledged for the long-term borrowing of the Group. Refer to Note 11. Borrowings.

As of December 31, 2025, amortization expenses for future periods are estimated to be as follows:

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2025
(RMB in thousands)
2026	34,400
2027	34,400
2028	34,400
2029	34,400
2030	34,400
Thereafter	656,467
Total expected amortization expenses	828,467

8. LONG‑TERM INVESTMENTS

Equity investments

Equity investments accounted for using the measurement alternative

The Group's equity investments that do not have readily determinable fair value are accounted for using the measurement alternative. As of December 31, 2024 and 2025, the carrying value of the Group's equity investments accounted for using the measurement alternative was RMB152 million and RMB125 million, respectively.

The cumulative unrealized upward adjustments of fair value of equity investments as of December 31, 2023, 2024 and 2025 were nil.

In 2024 and 2025, no impairment charges was recorded related to investments without readily determinable fair value. In 2023, the Group recognized RMB92.3 million impairment related to investments without readily determinable fair value due to the lower-than-expected financial performance. As of December 31, 2025, the cumulative impairment charges to the equity investment accounted for using the measurement alternative method was RMB176 million.

The following table summarizes the movement of the carrying value of the Group's equity investments accounted for using the measurement alternative for the year ended December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	(RMB in thousands)
Long-term investment at the beginning of the year	212,700	120,384	151,523
Addition	—	31,139	4,728
Disposal	—	—	(31,139)
Impairment	(92,316)	—	—
Long-term investment at the end of the year	120,384	151,523	125,112

Equity investments accounted for using the equity method

As of December 31, 2024 and 2025, the carrying value of the Group's equity investments accounted for using the equity method were RMB13.8 million and nil, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded investment loss of RMB1.5 million, RMB2.4 million and RMB19.2 million, respectively in “Investment loss”, as a result of its proportionate share of equity investees' net losses.

Debt investment

The debt investment is in the form of an interest-bearing loan to an investee, acquired by the Group in September 2018, with a principal of RMB120 million. The coupon rate of the loan acquired by the Group is a floating rate linked to the benchmark rate of the People's Bank of China. The loan was to provide the initial operating fund to the investee.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2023, 2024 and 2025, the investment loss Group recorded in “Investment loss” was nil; and no interest income in relation to this loan receivable were recorded for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group's loan receivable recorded at amortized cost were RMB119 million.

9. FAIR VALUE MEASUREMENT

Recurring

The following table presents the fair value hierarchy for the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis as of December 31, 2024 and 2025:

December 31, 2024	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	58,497	—	58,497
Short-term investments	—	80,000	—	80,000
Loans at fair value	—	—	359,690	359,690
Total assets	—	138,497	359,690	498,187
Liabilities
Guarantee derivative liabilities			668,610	668,610
Total liabilities	—	—	668,610	668,610

December 31, 2025	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balances at Fair Value
	(RMB in thousands)
Assets
Restricted term deposit	—	78,458	—	78,458
Short-term investments	—	—	—	—
Loans at fair value	—	—	342,640	342,640
Guarantee derivative assets	—	—	1,010,471	1,010,471
Total assets	—	78,458	1,353,111	1,431,569

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Unobservable Inputs

The Group uses a discounted cash flows model to estimate fair value of the guarantee derivative assets or liabilities, and fair value of loans acquired or purchased. The following table presents quantitative information about the significant unobservable inputs used for the Group’s Level 3 fair value measurement as of December 31, 2024 and 2025:

		Range of Inputs
		December 31, 2024			December 31, 2025
Financial Instrument	Unobservable Input	Minimum	Maximum	Weighted- Average	Minimum	Maximum	Weighted- Average
Guarantee derivatives	Cumulative loss rates(i)	1.3%	9.9%	5.9%	1.4%	8.1%	5.0%
	Margins on cost of guarantee services	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Loans at fair value	Expected future recovery rates(ii)	2.6%	2.6%	2.6%	2.0%	2.0%	2.0%

(i)
Expressed as a percentage of the outstanding principal balance of the loans.
(ii)
Expressed as a percentage of the principal balance of the loans acquired/purchased.

The following table summarizes the activities related to fair value of the guarantee derivatives:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Fair value of guarantee derivative liabilities at beginning of the year (Level 3)	861,304	1,357,601	668,610
Cash collection	5,512,818	5,544,708	6,358,217
Net cash payout	(5,284,198)	(7,522,940)	(8,036,519)
Change in fair value(i)	267,677	1,289,241	(779)
Fair value of guarantee derivative liabilities/(assets) at end of the year (Level 3)	1,357,601	668,610	(1,010,471)

(i)
Recognized as “Change in fair value of financial guarantee derivatives and loans at fair value, net” on the Consolidated Statements of Operations. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation as loans are repaid, partially offset by the fair value loss from the re-measurement of the expected loss rates.

The following table summarizes the activities related to fair value of the loans acquired or purchased:

	For the Year Ended December 31,
	2024	2025
	(RMB in thousands, except for percentages)
Fair value of loans acquired/purchased at beginning of the year (Level 3)	420,483	359,690
Fair value at inception of loans acquired/purchased	4,592,538	2,542,351
Cash collection	(4,923,343)	(3,010,218)
Change in fair value(i)	310,007	507,381
Disposal	(39,995)	(56,564)
Fair value of loans acquired/purchased at end of the year (Level 3)	359,690	342,640

(i)
Recognized as “Change in fair value of financial guarantee derivatives and loans at fair value ” on the Consolidated Statements of Operations.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant Recurring Level 3 Fair Value Liability Input Sensitivity

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the guarantee derivative assets and liabilities. The following table summarizes the effect adverse changes in estimate would have on the fair value of the guarantee derivative liabilities as of December 31, 2024 and of the guarantee derivative assets as of December 31, 2025, respectively, given hypothetical changes in the cumulative loss rates:

As of December 31,2024
(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	5.9%
Increase/(decrease) in fair value of guarantee derivative liabilities if the cumulative loss rates:
Increase by 10% (ii)	417,725
Decrease by 10% (ii)	(417,725)
As of December 31,2025
(RMB in thousands, except for percentages)
Weighted average cumulative loss rates(i)	5.0%
Increase/(decrease) in fair value of guarantee derivative assets if the cumulative loss rates:
Increase by 10% (ii)	(319,096)
Decrease by 10% (ii)	319,096

(i)
Expressed as a percentage of the original principal balance of the loans.
(ii)
Expressed as a percentage of the original cumulative loss rates.

Changes in certain of the unobservable inputs noted above may have a significant impact on the fair value of the loans at fair value. The following table summarizes the effect adverse changes in estimate would have on the fair value of the loans at fair value as of December 31, 2024 and 2025, given hypothetical changes in the expected future recovery rates:

	For the Year Ended December 31,
	2024	2025
	(RMB in thousands, except for percentages)
Weighted average expected future recovery rates(i)	2.6%	2.0%
Increase/(decrease) in fair value of loans at fair value if the expected future recovery rates:
Increase by 10% (ii)	35,969	34,639
Decrease by 10% (ii)	(35,969)	(34,639)

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

As of December 31, 2023, the company measured one investment at fair value on a nonrecurring basis using valuation methodology under the market approach, which the significant unobservable inputs (level 3) include enterprise value to net asset multiple based on the weighted average of selected comparable companies. The Company recognized an impairment of RMB92.3 million related to such investment in 2023. No additional impairment was recorded in 2024 and 2025.

10. FUNDING DEBTS

The following table summarizes the Group’s outstanding funding debts as of December 31, 2024 and 2025, respectively:

	As of December 31,
	2024	2025
	(RMB in thousands)
Short-term:
Liabilities to funding partners	2,754,454	2,440,685
Total short-term funding debts	2,754,454	2,440,685
Long-term:
Liabilities to funding partners	1,197,211	850,590
Total long-term funding debts	1,197,211	850,590

For the years ended December 31, 2024 and 2025, the following significant activities took place related to the Group’s funding partners:

Liabilities to funding partners

The Group finances its on-balance sheet loans using the proceeds from funding partners, including the third-party investors of the consolidated Trusts and asset-backed securitized debts.

Those liabilities to funding partners were bearing weighted average interest rates of 7.4% and 5.5% as of December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, funding partners funded an aggregate amount of RMB4,380 million and RMB3,307 million in outstanding financing receivables originated by the Group, respectively. As of December 31, 2024 and 2025, financing receivables amounting to RMB11.9 million and RMB1,197 million were pledged as collateral to secure the underlying loans funded by funding partners, respectively.

11. BORROWINGS

As of December 31, 2024 and 2025, the Group had short-term borrowings primarily from banks with weighted average interest rates of approximately 5.6% and 4.3% per annum, respectively. The group also had long-term borrowing

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

from banks with average interest rate of 3.9% and 3.5% per annum as of December 31, 2024 and 2025. Such borrowings are denominated in RMB and USD. All of the borrowings are designated to support the Group’s general operation or construction in progress and could not be used to fund the Group's financing receivables.

The Group’s certain short-term borrowings, amounting to RMB49.8 million as of December 31, 2024 are collateralized by a pledge of the Group’s time deposits of RMB50.0 million. As of December 31, 2025, time deposits of RMB80.0 million are pledged for the Group's short-term borrowings of RMB180.0 million.

The Group’s long-term borrowings, amounting to RMB585 million and RMB660 million, as December 31, 2024 and 2025, are collateralized by a pledge of the Group’s land use right.

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	(RMB in thousands)
Tax payable	1,044,650	1,006,972
Funds payable to Institutional Funding Partners (i)	854,805	853,918
Guarantee derivative liabilities at fair value (Note 9)	668,610	-
Accrued payroll and welfare	443,082	307,538
Accrued risk management fees	371,741	491,108
Accrued marketing expenses	165,612	193,580
Other accrued expenses	134,621	249,183
Deferred revenue	107,678	554,419
Amount due to third parties (ii)	81,520	630,323
Accrued professional fees and outsourcing fees	60,777	26,590
Other payables	41,261	23,516
Short-term leasing liabilities	39,723	32,346
Accrued interest payable	5,596	1,991
Total accruals and other current liabilities	4,019,676	4,371,484

(i)
The payable balances mainly include repayment received from Borrowers but not yet transferred to accounts of Institutional Funding Partners due to the settlement time lag.
(ii)
Including security deposits from third parties amounting to RMB36.0 million and RMB587 million as of December 31, 2024 and 2025, respectively.

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

(a)
The Group entered into the following significant related party transactions:

(i)
Services provided to related parties

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Services provided to L.P.	—	4,408	13,425
Total	—	4,408	13,425

(ii)
Purchase of services from related parties

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Purchases services from Ji'an Aoxinlian	14,753	35,561	40,314
Total	14,753	35,561	40,314

(iii)
Funds provided to/(repaid by) related parties

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Funds provided to L.P.	—	45,914	51,607
Funds repaid by L.P.	—	—	(37,534)

(iv)
Prepayment of share subscription to related parties

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Prepayment of share subscription to L.P.	-	-	38,091

(b)
The Group had the following significant related party balances:

(i)
Amounts due from related parties

	As of December 31,
	2024	2025
	(RMB in thousands)
Due from L.P. by the Group	61,722	84,531
Total	61,722	84,531

(ii)
Amounts due to related parties

	As of December 31,
	2024	2025
	(RMB in thousands)

Due to Ji'an Aoxinlian by the Group	10,927	8,708
Total	10,927	8,708

(iii)
Prepayment of share subscription to related parties

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	As of December 31,
	2024	2025
	(RMB in thousands)

Prepayment of share subscription to L.P.	-	38,091
Total	-	38,091

14. TAXATION

a) Value‑added tax (“VAT”)

During the periods presented, the Group is subject to 13% VAT, when applicable, for online direct sales revenues from sales of electronic products, home appliance products and general merchandise products, and 6% for subscription fees, third-party sellers’ commission fees, referral service fees and financial services income earned from rendering services to its customers in the PRC.

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

One of our PRC subsidiaries qualifies as HNTE from 2022 to 2024, and from 2025 to 2027, and is entitled to a preferential income tax rate of 15% from 2022 to 2024, and from 2025 to 2027. The relevant documents should be retained for future examination purpose.

Two of our PRC subsidiaries are entitled for a preferential income tax rate of 15% for China’s Western Development Strategy. Therefore, the two subsidiaries applied a preferential income tax rate of 15% from 2023 to 2030. In the meantime, the local tax bureau in Guangxi exempted 40% of the income based on the preferential income tax rate of 15%. One of our PRC subsidiaries is entitled to enjoy a preferential income tax rate of 9% from 2023 to 2027. The relevant documents should be retained for future examination purpose.

One of our PRC subsidiaries qualified as “Software Enterprises Encouraged by the State” from 2021. As a result, it is entitled to an income tax exemption for the years of 2021 and 2022 and a preferential income tax rate of 12.5% from 2023 to 2025. The “Software Enterprises Encouraged by the State” is subject to review by the relevant authorities every year.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

Starting from 2023, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group cumulatively accrued RMB89.2 million withholding tax liabilities based on 10% withholding income tax rate for certain percentage of the annual profits. As of December 31, 2025, the unrecognized tax liabilities related to accumulated undistributed profits of RMB7,373 million from the PRC subsidiaries was RMB737 million. The Group still intends to indefinitely reinvest these remaining earnings in its PRC subsidiaries.

The Company has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, with the unrecognized tax liabilities amounted to RMB419 million at December 31, 2025 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Company’s PRC subsidiaries.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control of the entity is within the PRC. The implementation rules to the EIT Law provide that non‑resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed as resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax, at a rate of 25%. The components of the Group’s income before income tax expense for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands, except for percentages)
Income before income tax expense	1,326,786	1,353,735	2,075,603
Loss from non-Mainland China operations	(86,910)	(120,072)	(179,871)
Income from Mainland China operations	1,413,696	1,473,807	2,255,474
Income tax expense applicable to Mainland China operations	239,365	231,086	377,680
Income tax expense applicable to non-Mainland China operations	123	(17)	(24,757)
PRC Withholding Tax on Dividends	21,353	22,206	45,603
Total income tax expense	260,841	253,275	398,526
Effective tax rate for Mainland China operations	16.9%	15.7%	16.7%
Effective tax rate for the Group	19.7%	18.7%	19.2%

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

Composition of income tax expense for the Group

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Current income tax expense	328,391	545,985	607,087
Deferred income tax expense	(67,550)	(292,710)	(208,561)
Income tax expense	260,841	253,275	398,526

The following table sets forth reconciliation between the PRC statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group for the prior year 2023 and 2024:

	For the Year Ended December 31,
	2023	2024
PRC statutory EIT rate*	25.0%	25.0%
Effect of tax holidays	(6.5)%	(8.7)%
Effect of non-deductible expenses	2.5%	2.0%
Effect of research and development tax credit	(4.7)%	(4.6)%
Changes in valuation allowance	4.9%	2.1%
Tax rate difference from statutory rate in other jurisdictions and others	(3.1)%	1.3%
Effect of withholding income tax	1.6%	1.6%
Effective tax rates for the Group	19.7%	18.7%

* The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

The following table sets forth reconciliation between the PRC statutory enterprise income tax (“EIT”) rate and the effective tax rate for the Group for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	in amount	in percentage
PRC statutory EIT rate*	518,901	25.0%
Foreign Tax Effects	20,211	1.0%
Changes in Valuation Allowances	1,523	0.1%
Nontaxable or Nondeductible Items
Research and development credits	(63,123)	-3.0%
Tax holidays applicable to subsidiaries and consolidated VIEs	(118,751)	-5.7%
Others	(5,838)	-0.3%
Other Adjustments
Withholding taxes	45,603	2.2%
Effective Tax Rate	398,526	19.2%

* The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

The following table sets forth the effect of tax holiday related to the Group:

	For the Year Ended December 31,
	2023	2024	2025
	(In thousands, except per share amount)
Tax holiday effect	86,655	118,003	118,751
Basic net income per share effect	0.26	0.36	0.35
Diluted net income per share effect	0.24	0.35	0.33

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax assets and deferred tax liabilities

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	For the Year Ended December 31,
	2024	2025
Deferred tax assets
- Provision for credit losses	1,388,365	1,323,782
- Deferred guarantee income and other accrued expenses	895,892	984,756
- Contingent guarantee liabilities	269,750	136,048
- Net operating loss carryforwards	104,798	104,882
- Advertising expenses in excess of deduction limit	8,094	7,942
-Investment related loss	75,440	75,440
Less: valuation allowance	(107,117)	(108,640)
Total deferred tax assets	2,635,222	2,524,210
Net deferred tax assets	1,540,842	1,763,235

The components of the deferred tax liabilities are as follows:

	For the Year Ended December 31,
	2024	2025
Deferred tax liabilities
-Contract assets and service fees receivable	858,273	425,197
-Guarantee receivables	305,281	369,874
-Withholding income tax	22,206	45,603
Total deferred tax liabilities	1,185,760	840,674
Net deferred tax liabilities	91,380	105,212

Movement of valuation allowance

	For the Year Ended December 31,
	2023	2024	2025
Balance at beginning of the year	(13,038)	(78,471)	(107,117)
Additions	(66,967)	(35,746)	(6,383)
Reversals	1,534	7,100	4,860
Balance at end of the year	(78,471)	(107,117)	(108,640)

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

The Group evaluates a variety of factors including the successful experiences in pre-tax deduction of provision for credit losses in previous years’ annual tax filings, and concluded that the deferred tax assets arose from provision for credit losses are more-likely-than-not to be realized. Therefore, no valuation allowance was provided for the provision for credit losses as of December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of approximately RMB422 million and RMB419 million, respectively, which arose from the Group’s certain subsidiaries, the VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2024 and 2025, deferred tax assets arose from the net operating loss carryforwards amounted to RMB381 million and RMB387 million was provided for full valuation allowance respectively,

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

while the remaining RMB40.8 million and RMB32.1 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2025, the net operating loss carryforwards of RMB34.1 million, RMB74.9 million, RMB252.0 million, RMB30.6 million and RMB27.2 million will expire in 2026, 2027, 2028, 2029 and 2030, respectively, if not utilized.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2025.

15. ORDINARY SHARES

In November 2013, the Company was formed as an exempted company in the Cayman Islands with issuance of 125,000,000 ordinary shares at a par value of US$0.0001 each. In July 2014, the Company became the holding company of the Group pursuant to the reorganization described in Note 1.

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

In January 2025, 10,000,000 shares of Class A Ordinary Shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards under the Group’s share-based incentive plans, totaling the shares for bulk issuance of ADSs to 52,000,000.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On July 21, 2025, the Company’s board of directors authorized a share repurchase program under which the Company could repurchase up to an aggregate of US$50 million of its shares/ADSs over the next twelve months. As of December 31, 2025, the Company had repurchased approximately 12 million shares for approximately US$29 million under this repurchase program aggregately.

As of December 31, 2025, 4,051,610 shares out of 52,000,000 shares of Class A Ordinary Shares were deemed issued but not outstanding as they have not been transferred to grantees.

16. NET INCOME PER SHARE

Basic net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including stock options granted, outstanding restricted share units and ordinary shares issuable upon the conversion of the Notes. For the years ended December 31, 2023, 2024 and 2025, stock options to purchase ordinary shares and restricted share units that were anti‑dilutive and excluded from the calculation of diluted net income per share were 17,525,547 shares, 10,191,236 shares, and 2,820,577 shares on a weighted average basis, respectively.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	1,065,945	1,100,460	1,677,077
Denominator:
Weighted average number of ordinary shares outstanding—basic	328,523,952	331,403,936	338,943,939
Net income per share attributable to ordinary shareholders—basic	3.24	3.32	4.95
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders	1,065,945	1,100,460	1,677,077
Interest expense associated with convertible notes reversed	73,807	5,695	—
Net income attributable to ordinary shareholders for calculating diluted net income per share	1,139,752	1,106,155	1,677,077
Denominator:
Weighted average number of ordinary shares outstanding—basic	328,523,952	331,403,936	338,943,939
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	2,838,399	3,379,947	4,959,621
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	220,666	4,477,466	11,186,317
Ordinary shares issuable upon the conversion of convertible notes using the if—converted method	28,237,965	1,695,160	—
Weighted average number of ordinary shares outstanding—diluted	359,820,982	339,261,349	355,089,877
Net income per share attributable to ordinary shareholders—diluted	3.17	3.24	4.72

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. EMPLOYEE BENEFIT PLAN

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

Total contributions by the Group for such employee benefits were RMB168.5 million, RMB198.6 million and RMB112.9 million, for the years ended December 31, 2023, 2024 and 2025, respectively.

18. SEGMENT INFORMATION

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

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entity is restricted from transferring a portion of its net assets to the Company. Amounts restricted include paid‑in capital, additional paid‑in capital and statutory reserves of the Company’s PRC entities. As of December 31, 2024 and 2025, the restricted net assets of the Group’s relevant PRC entities amounted to RMB5,813 million and RMB7,267 million, respectively. The restricted net assets of the Group’s relevant PRC entities accounted for 60.8% of the consolidated net assets as of December 31, 2025. As a result of the above restrictions, parent company only condensed financial information is disclosed in Note 24.

20. SHARE‑BASED COMPENSATION

Share‑based compensation was recognized in operating cost and expenses for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Processing and servicing cost	246	3,173	16,232
Sales and marketing expenses	17,454	13,756	19,354
Research and development expenses	23,547	10,715	13,353
General and administrative expenses	76,605	66,979	47,236
Total share‑based compensation expenses	117,852	94,623	96,175

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share‑based compensation and the Group did not capitalize any of the share‑based compensation as part of the cost of any asset in the years ended December 31, 2023, 2024 and 2025.

In October 2017, the Group adopted its 2017 Share Incentive Plan (“2017 Plan”), which permits the grant of stock options, restricted shares, and restricted share units of the Company to employees, directors and other eligible persons of the Company and its affiliates. Under the 2017 Plan, the maximum number of Class A Ordinary Shares that may be issued pursuant to all awards is 27,859,634 shares, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of the 2017 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year. Option awards are granted with an exercise price determined by the board of directors. Those option awards generally vest over a period of four years and expire in ten years.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock options

1) Stock options granted to employees, directors and non-employee directors

The following table sets forth the summary of activities for stock options granted to employees, directors and non-employee directors:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2022	21,862	0.6894	7.89	69,878
Granted*	8,695	1.2697	—	—
Exercised	(1,927)	0.4644	—	—
Cancelled/forfeited	(10,773)	0.7456	—	—
December 31, 2023	17,857	0.8850	7.43	38,242
Granted*	—	—	—	—
Exercised	(3,506)	0.6104	—	—
Cancelled/forfeited	(2,334)	1.4750	—	—
December 31, 2024	12,017	0.8351	6.53	178,662
Granted*	—	—	—	—
Exercised	(5,419)	0.5850	—	—
Cancelled/forfeited	(1,134)	1.1573	—	—
December 31, 2025	5,464	1.0084	5.99	27,830
Vested and expected to vest as of December 31, 2025	5,264	1.0004	5.99	25,844
Exercisable as of December 31, 2025	3,972	0.8625	5.43	24,234

* No stock options were granted to non-employee directors for the years presented.

The weighted average grant date fair value of stock options granted to employees, directors and non-employee directors for the years ended December 31, 2023, 2024 and 2025 was RMB5.0, nil and nil per share, respectively.

The total intrinsic value of stock options exercised for the years ended December 31, 2023, 2024 and 2025 was RMB8.9 million, RMB37.0 million and RMB133 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the stock options.

For the years ended December 31, 2023, 2024, and 2025, total share-based compensation expenses recognized for stock options granted to employees, directors and non-employee directors were RMB96.3 million, RMB58.5 million and RMB22.2 million, respectively.

In August 2018, the Company modified the exercise price of 6,263,000 stock options granted under 2017 Plan to US$5.15. The incremental compensation expenses of RMB16.9 million was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

As of December 31, 2025, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s employees, directors and non-employee directors was RMB6.7 million. Total unrecognized compensation cost is expected to be recognized over a weighted‑average period of 1.3 years and may be adjusted for future changes in estimated forfeitures.

In March 2023, 1,889,800 stock options granted under 2017 Plan were exchanged for new options with exercise price of US$1.53; the incremental compensation expenses of RMB0.53 million was equal to the excess of the fair value of

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the modified award immediately after the modification over the fair value of the original award immediately before the modification. In December 2023, 1,690,700 stock options granted under 2017 Plan were exchanged for new options with exercise price of US$0.92; 3,820,150 stock options granted under 2017 Plan were replaced by the same number of restricted share units. The incremental compensation expenses of RMB13.4 million was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

After the IPO, the exercise price of each granted stock option is determined by the closing price of the Company’s ordinary share on the grant date, therefore, the estimated fair value of each stock option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2023	2024	2025
Expected volatility	45.96%~46.68%	—	—
Risk-free interest rate (per annum)	3.58%~3.97%	—	—
Exercise multiples	1.5	—	—
Expected dividend yield	—	—	—
Expected term (in years)	10	—	—
Fair value of the underlying shares on the date of grants (US$)*	0.42~1.66	—	—

* No stock options were granted to employees, directors and non-employee directors in 2024 and 2025.

2) Stock options granted to non‑employees

The following table sets forth the summary of activities for stock options granted to non‑employees:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)	US$	(In years)	(RMB in thousands)
December 31, 2022	250	0.0001	4.58	1,654
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2023	250	0.0001	3.58	1,629
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2024	250	0.0001	2.58	5,211
Granted	—	—	—	—
Exercised	(250)	—	—	—
Cancelled/forfeited	—	—	—	—
December 31, 2025	—	—	—	—
Vested and expected to vest as of December 31, 2025	—	—	—	-
Exercisable as of December 31, 2025	—	—	—	-

For the years ended December 31, 2023, 2024, and 2025, total share-based compensation expenses recognized for stock options granted to non-employees were nil, nil and nil, respectively.

As of December 31, 2025, the unrecognized compensation cost, adjusted for estimated forfeitures, related to non‑vested stock options granted to the Group’s non‑employees was nil. There is no unrecognized compensation cost to be recognized and to be adjusted for future changes in estimated forfeitures.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Restricted share units

The following table sets forth the summary of activities for restricted share units granted to employees, directors and non-employee directors:

	Shares Outstanding	Weighted Average Grant Date Fair Value
	(In thousands)	US$
December 31, 2022	1,378	3.17
Granted*	14,875	1.00
Vested	(880)	4.23
Cancelled/forfeited	—	—
December 31, 2023	15,373	1.01
Granted*	9,725	1.13
Vested	(5,183)	1.11
Cancelled/forfeited	(2,760)	0.97
December 31, 2024	17,155	1.05
Granted*	7,196	3.52
Vested	(5,107)	1.20
Cancelled/forfeited	(3,060)	1.78
December 31, 2025	16,184	1.97

* No restricted share units were granted to non-employee directors for the years presented.

The fair value and intrinsic value of restricted share units vested for the years ended December 31, 2023, 2024 and 2025 was RMB17.8 million, RMB75.6 million and RMB89.9 million, respectively.

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized for restricted share units were RMB21.6 million, RMB36.1 million and RMB74.0 million, respectively.

As of December 31, 2025, the unrecognized compensation cost, related to unvested restricted share units was RMB167.8 million. Total unrecognized compensation cost is expected to be recognized over a weighted average period of 2.7 years.

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. COMMITMENTS AND CONTINGENCIES

Debt obligations

The Group’s debt obligations are associated with 1) the funding debts and interest payable to funding partners; 2) the borrowings to support the Group’s general operations and 3) the commitment to purchase delinquent loans from certain Institutional Funding Partners.

The expected repayment amount of the debt obligations are as follows:

	1 – 12 months	13 – 24 months	25 – 36 months	more than 36 months	Total
	(RMB in thousands)
Funding debts obligations
Liabilities to other funding partners	2,440,685	850,590	—	—	3,291,275
Interest payments (i)	92,565	52,981	—	—	145,546
Total funding debts obligations	2,533,250	903,571	—	—	3,436,821
Long–term borrowings	94,336	94,336	94,336	377,343	660,351
Short–term borrowings	811,455	—	—	—	811,455
Interest payments (i)	40,852	19,308	15,841	27,524	103,525
Total borrowings obligations	946,643	113,644	110,177	404,867	1,575,331
Commitment for construction	226,509	81,380	—	—	307,889
Commitment to purchase delinquent loans (ii)	81,890	—	—	—	81,890
Total purchase obligations	308,399	81,380	—	—	389,779
(i)
Interest payments with variable interest rates are calculated using the interest rate as of December 31, 2025.
(ii)
With respect to the arrangements with certain Institutional Funding Partners, the Group is required to purchase the off-balance sheet loans funded by those Institutional Funding Partners when the loans become delinquent for a certain period of time consecutively or cumulatively. Commitment to purchase delinquent loans represents the Group’s noncancelable obligations to purchase those delinquent loans which is yet to be sold by those Institutional Funding Partners as of December 31, 2025.

Litigations

From time to time, the Group may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

22. SUBSEQUENT EVENTS

No events or transactions have occurred between year-end and the date of these Consolidated Financial Statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2025.

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

The Company did not have significant capital and other commitments or guarantees as of December 31, 2024 and 2025, except for those which have been separately disclosed in the consolidated financial statements.

Condensed Balance Sheets (In thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	24,523	14,265	2,040
Amounts due from subsidiaries	348,316	547,997	78,363
Prepayments and other current assets	7,234	13,699	1,959
Total current assets	380,073	575,961	82,362
Non-current assets
Investments in subsidiaries	13,272,552	14,979,842	2,142,089
Other assets	660	107	15
Total non-current assets	13,273,212	14,979,949	2,142,104
Total assets	13,653,285	15,555,910	2,224,466
LIABILITIES
Current liabilities
Amounts due to subsidiaries, the VIEs and the VIEs’ subsidiaries	2,903,332	3,559,792	509,039
Short‑term borrowings	—	31,278	4,473
Accruals and other current liabilities	9,947	12,209	1,746
Total current liabilities	2,913,279	3,603,279	515,258
Total liabilities	2,913,279	3,603,279	515,258
Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares ($0.0001 par value per share; 1,889,352,801 shares authorized, 309,554,410 shares issued, 265,184,774 shares outstanding as of December 31, 2024; 1,889,352,801 shares authorized, 319,554,412 shares issued, 263,659,604 shares outstanding as of December 31, 2025)	205	209	32
Class B Ordinary Shares ($0.0001 par value per share; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2024; 110,647,199 shares authorized, 71,342,227 shares issued and outstanding as of December 31, 2025)	41	41	7
Treasury Stock	(328,764)	(493,846)	(70,619)
Additional paid-in capital	3,314,866	3,396,667	485,717
Accumulated other comprehensive income	(29,559)	(27,597)	(3,946)
Retained earnings	7,783,217	9,077,157	1,298,017
Total shareholders’ equity	10,740,006	11,952,631	1,709,208
Total liabilities and shareholders’ equity	13,653,285	15,555,910	2,224,466

LEXINFINTECH HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations and Comprehensive Income (In thousands)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
General and administrative expenses	(15,749)	(10,082)	(13,827)	(1,977)
Total operating expenses	(15,749)	(10,082)	(13,827)	(1,977)
Interest expense, net	(73,750)	(5,627)	(869)	(124)
Share of income from subsidiaries	1,152,654	1,097,147	1,676,090	239,678
Others, net	2,790	19,022	15,683	2,243
Income before income tax expense	1,065,945	1,100,460	1,677,077	239,819
Net income attributable to ordinary shareholders	1,065,945	1,100,460	1,677,077	239,819
Other comprehensive income：
Foreign currency translation adjustments, net of tax	7,297	(16,014)	1,962	281
Total comprehensive income attributable to ordinary shareholders	1,073,242	1,084,446	1,679,039	240,100

Condensed Statements of Cash Flows (In thousands)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(e)
Net cash used in operating activities	(58,579)	(43,400)	(1,441)	(206)
Cash flows from investing activities:
Proceeds from disposal of long-term investments	—	—	31,139	4,453
Net cash used in funds to Group companies	(6,040)	—	(201,608)	(28,830)
Net cash used in investing activities	(6,040)	—	(170,469)	(24,377)
Cash flows from financing activities:
Repurchase of common shares	—	—	(202,129)	(28,904)
Dividends to shareholders	(135,620)	(164,433)	(383,137)	(54,788)
Repayments of convertible loans	(1,634,678)	(504,237)	—	—
Proceeds from borrowings from third parties	—	—	31,278	4,473
Net cash provided by funds from Group companies	1,872,954	673,173	692,603	99,041
Exercise of share–based awards	5,880	14,899	23,063	3,298
Net cash provided by financing activities	108,536	19,402	161,678	23,120
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,596	491	(26)	(4)
Net increase/(decrease) in cash, cash equivalents and restricted cash	46,513	(23,507)	(10,258)	(1,467)
Cash, cash equivalents and restricted cash at beginning of the year	1,517	48,030	24,523	3,507
Cash, cash equivalents and restricted cash at end of the year	48,030	24,523	14,265	2,040

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